                                                    REGISTRATION NO. 333-202147
                                                     REGISTRATION NO. 811-22651
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                   FORM N-4
                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933                [X]
                       PRE-EFFECTIVE AMENDMENT NO. 1
                        POST-EFFECTIVE AMENDMENT NO.               [_]
                                   AND/OR
                           REGISTRATION STATEMENT
                                   UNDER
                     THE INVESTMENT COMPANY ACT OF 1940            [X]
                              AMENDMENT NO. 33                     [X]
                       (CHECK APPROPRIATE BOX OR BOXES)

                               -----------------

                            SEPARATE ACCOUNT NO. 70
                                      OF
                     AXA EQUITABLE LIFE INSURANCE COMPANY
                          (EXACT NAME OF REGISTRANT)

                               -----------------

                     AXA EQUITABLE LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

             1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104 (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)
       DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 554-1234

                               -----------------

                                  SHANE DALY
                 VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL
                     AXA EQUITABLE LIFE INSURANCE COMPANY
             1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                               -----------------

                 PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

                          CHRISTOPHER E. PALMER, ESQ.
                              GOODWIN PROCTER LLP
                           901 NEW YORK AVENUE, N.W.
                            WASHINGTON, D.C. 20001

                               -----------------

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to
Section 8(a), may determine.

It is proposed that this filing will become effective (check appropriate box):
    [_]Immediately upon filing pursuant to paragraph (b) of Rule 485.
    [_]On (date) pursuant to paragraph (b) of Rule 485.
    [_]60 days after filing pursuant to paragraph (a)(1) of Rule 485.
    [_]On (date) pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:
    [_]This post-effective amendment designates a new effective date for previously filed post-effective amendment.

Title of Securities Being Registered:

   Units of interest in Separate Account under variable annuity contracts.

================================================================================

Retirement Cornerstone(R) Series 15.0
Series E

A combination variable and fixed deferred annuity contract

PROSPECTUS DATED MAY 26, 2015

PLEASE READ AND KEEP THIS PROSPECTUS FOR FUTURE REFERENCE. IT CONTAINS IMPORTANT INFORMATION THAT YOU SHOULD KNOW BEFORE PURCHASING OR TAKING ANY OTHER ACTION UNDER YOUR CONTRACT. THIS PROSPECTUS SUPERCEDES ALL PRIOR PROSPECTUSES AND SUPPLEMENTS. YOU SHOULD READ THE PROSPECTUSES FOR EACH TRUST, WHICH CONTAIN IMPORTANT INFORMATION ABOUT THE PORTFOLIOS.

--------------------------------------------------------------------------------

WHAT IS THE RETIREMENT CORNERSTONE(R) SERIES 15.0?


The Retirement Cornerstone(R) Series 15.0 (the "Retirement Cornerstone (R) Series") are deferred annuity contracts issued by AXA EQUITABLE LIFE INSURANCE COMPANY. This Prospectus only describes one such series of the Retirement Cornerstone(R) Series 15.0, which is Retirement Cornerstone(R) Series E ("Retirement Cornerstone(R) Series E" or "Series E"). The contract provides for the accumulation of retirement savings and for income. The contract offers income and death benefit protection as well. It also offers a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our "investment options": (i) variable investment options, (ii) the guaranteed interest option, or (iii) the account for special dollar cost averaging ("Special DCA program").

The Retirement Cornerstone(R) Series E contract is available only through an exchange program under which certain existing variable annuity contracts issued by AXA Equitable ("Prior Contracts") may be exchanged for this contract. Only full exchanges, rollovers or transfers from Prior Contracts are permitted as contributions. No other source of contributions are permitted. Partial exchanges, rollovers or transfers are not permitted as contributions. To see a summary comparison of some of the features of Prior Contracts and the Retirement Cornerstone(R) Series E contract, see Appendix X -- "Exchange program", later in this Prospectus. In order to purchase this contract you must elect one or more of the Guaranteed benefits described in this Prospectus. See "Retirement Cornerstone(R) Series E at a glance -- key features" later in this Prospectus and "How you can purchase and contribute to your contract" in "Contract features and benefits" for more information.


This Prospectus is a disclosure document and describes all of the contract's material features, benefits, rights and obligations, as well as other information. The description of the contract's material provisions in this Prospectus is current as of the date of this Prospectus. If certain material provisions under the contract are changed after the date of this Prospectus in accordance with the contract, those changes will be described in a supplement to this Prospectus. You should carefully read this Prospectus in conjunction with any applicable supplements.

The contract may not currently be available in all states. In addition, certain features and benefits described in this Prospectus may vary in your state and may not be available at the time you purchase the contract. For a state-by-state description of all material variations of this contract, see Appendix V later in this Prospectus. All features and benefits may not be available in all contracts or from all selling broker-dealers. You may contact us to purchase any version of the contract if a version is not offered by the selling broker-dealer. We have the right to restrict availability of any optional feature or benefit. Not all optional features and benefits may be available in combination with other optional features and benefits. WE RESERVE THE RIGHT TO DISCONTINUE ACCEPTANCE OF ANY APPLICATION OR CONTRIBUTION FROM YOU AT ANY TIME, INCLUDING AFTER YOU PURCHASE THE CONTRACT. IF YOU HAVE ONE OR MORE GUARANTEED BENEFITS AND WE EXERCISE OUR RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE ADDITIONAL LIMITATIONS ON, CONTRIBUTIONS TO THE CONTRACT AND/OR CONTRIBUTIONS AND/OR TRANSFERS INTO THE PROTECTED BENEFIT ACCOUNT VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS MEANS THAT IF YOU HAVE NOT YET ALLOCATED AMOUNTS TO THE PROTECTED BENEFIT ACCOUNT VARIABLE INVESTMENT OPTIONS, YOU MAY NOT BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS ALSO MEANS THAT IF YOU HAVE ALREADY FUNDED YOUR GUARANTEED BENEFITS BY ALLOCATING AMOUNTS TO THE PROTECTED BENEFIT ACCOUNT VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO INCREASE YOUR PROTECTED BENEFIT ACCOUNT VALUE AND THE BENEFIT BASES ASSOCIATED WITH YOUR GUARANTEED BENEFITS THROUGH CONTRIBUTIONS AND TRANSFERS.

In order to fund certain benefits, you must select specified investment options. The specified investment options are made available under a portion of the contract that we refer to as the Protected Benefit account. Only amounts you allocate to the Protected Benefit account variable investment options and amounts in the Special DCA program designated for future transfers to the Protected Benefit account variable investment options will fund your Guaranteed benefits. See "What are your investment options under the contract?" and "Allocating your contributions" in "Contract features and benefits" later in this Prospectus for more information on applicable allocation requirements.

If you have the Guaranteed minimum income benefit (''GMIB"), you are required to participate in the asset transfer program (''ATP''). The ATP helps us manage our financial exposure in providing the guaranteed benefits, by using predetermined mathematical formulas to move account value between the AXA Ultra Conservative Strategy investment option and the other Protected Benefit account variable investment options. For more information, see ''Asset transfer program (''ATP'')'' in ''Contract features and benefits'' later in this Prospectus.

TYPES OF CONTRACTS.  We offer the contracts for use as:
..   A nonqualified annuity ("NQ") for after-tax contributions only.
..   An individual retirement annuity ("IRA"), either traditional IRA or Roth
    IRA.
..   An annuity that is an investment vehicle for a qualified plan ("QP")
    (whether defined contribution or defined benefit; transfer contributions only).

The optional Guaranteed benefits under the contract include: (i) the Guaranteed minimum income benefit ("GMIB"), (ii) the Return of Principal death benefit;
(iii) the Highest Anniversary Value death benefit; (iv) the RMD Wealth Guard death benefit; and (v) the "Greater of" death benefit (collectively, the "Guaranteed benefits").

The registration statement relating to this offering has been filed with the Securities and Exchange Commission ("SEC"). The statement of additional information ("SAI") dated May 26, 2015, is part of the registration statement. The SAI is available free of charge. You may request one by writing to our processing office at P.O. Box 1547, Secaucus, NJ 07096-1547 or calling 1-800-789-7771. The SAI is incorporated by this reference into this Prospectus. This Prospectus and the SAI can also be obtained from the SEC's website at www.sec.gov. The table of contents for the SAI appears at the back of this Prospectus.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE CONTRACTS ARE NOT INSURED BY THE FDIC OR ANY OTHER
AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.

                                                             (RC 15.0 Series E)

Our variable investment options are subaccounts offered through Separate Account No. 70. Each variable investment option, in turn, invests in a corresponding securities portfolio ("Portfolio") of one of the trusts (the "Trusts"). Below is a complete list of the variable investment options:


VARIABLE INVESTMENT OPTIONS

--------------------------------------------------------------------------------

 AXA PREMIER VIP TRUST
.. AXA Moderate Allocation
.. Charter/SM/ Alternative 100 Moderate
.. Charter/SM/ International Moderate
.. Charter/SM/ Moderate
.. Charter/SM/ Moderate Growth
.. Charter/SM/ Real Assets
.. Charter/SM/ Small Cap Value

 EQ ADVISORS TRUST
.. All Asset Aggressive - Alt 25
.. All Asset Growth - Alt 20
.. All Asset Moderate Growth - Alt 15
.. AXA Aggressive Strategy/(1)/
.. AXA Balanced Strategy/(1)/
.. AXA Conservative Growth Strategy/(1)/
.. AXA Conservative Strategy/(1)/
.. AXA Growth Strategy/(1)/
.. AXA Moderate Growth Strategy/(1)/
.. AXA Ultra Conservative Strategy/(2)/
.. AXA International Core Managed Volatility
.. AXA Large Cap Value Managed Volatility
.. AXA Mid Cap Value Managed Volatility
.. AXA Natural Resources
.. AXA/AB Dynamic Growth/(1)/
.. AXA/AB Dynamic Moderate Growth/(1)/
.. AXA/AB Small Cap Growth
.. AXA/DoubleLine Opportunistic Core Plus Bond
.. AXA/Goldman Sachs Strategic Allocation/(1)/
.. AXA/Invesco Strategic Allocation/(1)/
.. AXA/Loomis Sayles Growth
.. EQ/BlackRock Basic Value Equity
.. EQ/Boston Advisors Equity Income
.. EQ/Common Stock Index
.. EQ/Core Bond Index
.. EQ/Emerging Markets Equity PLUS
.. EQ/Equity 500 Index
.. EQ/GAMCO Mergers and Acquisitions
.. EQ/GAMCO Small Company Value
.. EQ/High Yield Bond
.. EQ/Intermediate Government Bond
.. EQ/International Equity Index
.. EQ/Invesco Comstock
.. EQ/Large Cap Growth Index
.. EQ/Large Cap Value Index
.. EQ/MFS International Growth
.. EQ/Mid Cap Index
.. EQ/Money Market
.. EQ/Morgan Stanley Mid Cap Growth
.. EQ/Oppenheimer Global
.. EQ/PIMCO Global Real Return
.. EQ/PIMCO Ultra Short Bond
.. EQ/Real Estate PLUS
.. EQ/Small Company Index
.. EQ/T. Rowe Price Growth Stock
.. Multimanager Aggressive Equity
.. Multimanager Mid Cap Growth
.. Multimanager Mid Cap Value
.. Multimanager Technology

 AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS) -- SERIES II .. Invesco V.I. Diversified
  Dividend
.. Invesco V.I. Equity and Income Fund
.. Invesco V.I. Global Real Estate
.. Invesco V.I. High Yield
.. Invesco V.I. International Growth
.. Invesco V.I. Mid Cap Core Equity
.. Invesco V.I. Small Cap Equity

 ALLIANCEBERNSTEIN VARIABLE PRODUCT SERIES FUND, INC. -- CLASS B
.. AB VPS International Growth



 AMERICAN CENTURY VARIABLE PORTFOLIOS, INC. -- CLASS II
.. American Century VP Mid Cap Value

 AMERICAN FUNDS INSURANCE SERIES(R)
.. American Funds Insurance Series(R) Bond Fund/SM/
.. American Funds Insurance Series(R) Global Small Capitalization Fund/SM/ .. American Funds Insurance Series(R) New World Fund(R)

 BLACKROCK VARIABLE SERIES FUNDS, INC. -- CLASS III
.. BlackRock Global Allocation V.I. Fund
.. BlackRock Large Cap Growth V.I. Fund

 EATON VANCE VARIABLE TRUST
.. Eaton Vance VT Floating-Rate Income

 FIDELITY(R) VARIABLE INSURANCE PRODUCTS FUND -- SERVICE CLASS 2
.. Fidelity(R) VIP Contrafund(R)
.. Fidelity(R) VIP Mid Cap
.. Fidelity(R) VIP Strategic Income

 FIRST TRUST VARIABLE INSURANCE TRUST
.. First Trust/Dow Jones Dividend & Income Allocation
.. First Trust Multi Income Allocation

 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST -- CLASS 2
.. Franklin Founding Funds Allocation VIP
.. Franklin Income VIP
.. Franklin Rising Dividends VIP
.. Franklin Strategic Income VIP
.. Templeton Developing Markets VIP
.. Templeton Global Bond VIP

 GOLDMAN SACHS VARIABLE INSURANCE TRUST -- SERVICE SHARES
.. Goldman Sachs VIT Mid Cap Value

 HARTFORD HLS FUNDS -- CLASS IC SHARES
.. Hartford Capital Appreciation HLS
.. Hartford Growth Opportunities HLS

 IVY FUNDS VARIABLE INSURANCE PORTFOLIOS
.. Ivy Funds VIP Asset Strategy
.. Ivy Funds VIP Dividend Opportunities
.. Ivy Funds VIP Energy
.. Ivy Funds VIP Global Natural Resources
.. Ivy Funds VIP High Income
.. Ivy Funds VIP Mid Cap Growth
.. Ivy Funds VIP Science and Technology
.. Ivy Funds VIP Small Cap Growth

 LAZARD RETIREMENT SERIES, INC. -- SERVICE SHARES
.. Lazard Retirement Emerging Markets Equity

 LEGG MASON -- SHARE CLASS II
.. ClearBridge Variable Aggressive Growth
.. ClearBridge Variable Appreciation
.. ClearBridge Variable Dividend Strategy
.. ClearBridge Variable Mid Cap Core
.. Legg Mason BW Absolute Return Opportunities VIT
.. QS Legg Mason Dynamic Multi-Strategy VIT


VARIABLE INVESTMENT OPTIONS



 LORD ABBETT SERIES FUND, INC. -- CLASS VC
.. Lord Abbett Bond Debenture

 MFS(R) VARIABLE INSURANCE TRUSTS -- SERVICE CLASS
.. MFS(R) International Value
.. MFS(R) Investors Trust Series
.. MFS(R) Massachusetts Investors Growth Stock
.. MFS(R) Utilities Series

 NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST -- S CLASS SHARES
.. Neuberger Berman Absolute Return Multi-Manager
.. Neuberger Berman International Equity

 NORTHERN LIGHTS VARIABLE TRUST
.. 7Twelve/TM/ Balanced Portfolio



 PIMCO VARIABLE INSURANCE TRUST -- ADVISOR CLASS
.. PIMCO CommodityRealReturn(R) Strategy
.. PIMCO Real Return
.. PIMCO Total Return

 PROFUNDS VP
.. ProFund VP Biotechnology

 PUTNAM VARIABLE TRUST
.. Putnam VT Diversified Income

 T. ROWE PRICE EQUITY SERIES, INC.
.. T.Rowe Price Health Sciences Portfolio II

 VAN ECK VIP TRUST -- S CLASS
.. Van Eck VIP Global Hard Assets

--------------------------------------------------------------------------------

(1)This variable investment option is also available as a Protected Benefit account variable investment option should you decide to fund your Guaranteed benefits. For more information, please see "What are your investment options under the contract?" under "Contract features and benefits" later in this Prospectus.
(2)The AXA Ultra Conservative Strategy investment option is part of the asset transfer program. You may not directly allocate a contribution to or request a transfer of account value into this investment option.


Your investment results in a variable investment option will depend on the investment performance of the related Portfolio. At any time, we have the right to limit or terminate your contributions, allocations and transfers to any of the variable investment options. IF YOU HAVE ONE OR MORE GUARANTEED BENEFITS AND WE EXERCISE OUR RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE ADDITIONAL LIMITATIONS ON, CONTRIBUTIONS TO THE CONTRACT AND/OR CONTRIBUTIONS AND/OR TRANSFERS INTO THE PROTECTED BENEFIT ACCOUNT VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS MEANS THAT IF YOU HAVE NOT YET ALLOCATED AMOUNTS TO THE PROTECTED BENEFIT ACCOUNT VARIABLE INVESTMENT OPTIONS, YOU MAY NOT BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS ALSO MEANS THAT IF YOU HAVE ALREADY FUNDED YOUR GUARANTEED BENEFITS BY ALLOCATING AMOUNTS TO THE PROTECTED BENEFIT ACCOUNT VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO INCREASE YOUR PROTECTED BENEFIT ACCOUNT VALUE AND THE BENEFIT BASES ASSOCIATED WITH YOUR GUARANTEED BENEFITS THROUGH CONTRIBUTIONS AND TRANSFERS. Also, we limit the number of variable investment options that you may select.

Contents of this Prospectus

--------------------------------------------------------------------------------


             Definitions of key terms                            5
             Who is AXA Equitable?                               8
             How to reach us                                     9
             Retirement Cornerstone(R) Series E at a glance --
               key features                                     11

             ------------------------------------------------------
             FEE TABLE                                          17
             ------------------------------------------------------

             Examples                                           19
             Condensed financial information                    20

             ------------------------------------------------------
             1. CONTRACT FEATURES AND BENEFITS                  21
             ------------------------------------------------------
             How you can purchase and contribute to your
               contract                                         21
             Owner and annuitant requirements                   22
             How you can make your contributions                22
             What are your investment options under the
               contract?                                        22
             Portfolios of the Trusts                           25
             Allocating your contributions                      36
             Dollar cost averaging                              37
             Annuity purchase factors                           39
             Guaranteed minimum income benefit                  40
             Death benefit                                      50
             Guaranteed minimum death benefits                  50
             How withdrawals affect your Guaranteed benefits    57
             Dropping or changing your Guaranteed benefits      58
             Guaranteed benefit offers                          58
             Your right to cancel within a certain number of
               days                                             58

             ------------------------------------------------------
             2. DETERMINING YOUR CONTRACT'S VALUE               60
             ------------------------------------------------------
             Your account value and cash value                  60
             Your contract's value in the variable investment
               options                                          60
             Your contract's value in the guaranteed interest
               option                                           60
             Your contract's value in the account for special
               dollar cost averaging                            60
             Effect of your account values falling to zero      60



-------------
"We," "our," and "us" refer to AXA Equitable.
When we address the reader of this Prospectus with words such as "you" and "your," we mean the person who has the right or responsibility that the Prospectus is discussing at that point. This is usually the contract owner.

When we use the word "contract" it also includes certificates that are issued under group contracts in some states.

                          CONTENTS OF THIS PROSPECTUS

             ------------------------------------------------------
             3. TRANSFERRING YOUR MONEY AMONG INVESTMENT
               OPTIONS                                          62
             ------------------------------------------------------
             Transferring your account value                    62
             Disruptive transfer activity                       63
             Rebalancing among your Investment account
               variable investment options and guaranteed
               interest option                                  64
             Systematic transfer program                        64

             ------------------------------------------------------
             4. ACCESSING YOUR MONEY                            67
             ------------------------------------------------------
             Withdrawing your account value                     67
             How withdrawals are taken from your Total account
               value                                            71
             Withdrawals treated as surrenders                  72
             Surrendering your contract to receive its cash
               value                                            72
             When to expect payments                            72
             Your annuity payout options                        72

             ------------------------------------------------------
             5. CHARGES AND EXPENSES                            75
             ------------------------------------------------------
             Charges that AXA Equitable deducts                 75
             Charges that the Trusts deduct                     77
             Group or sponsored arrangements                    78
             Other distribution arrangements                    78

             ------------------------------------------------------
             6. PAYMENT OF DEATH BENEFIT                        79
             ------------------------------------------------------
             Your beneficiary and payment of benefit            79
             Non-spousal joint owner contract continuation      80
             Spousal continuation                               80
             Beneficiary continuation option                    81

             ------------------------------------------------------
             7. TAX INFORMATION                                 83
             ------------------------------------------------------
             Overview                                           83
             Contracts that fund a retirement arrangement       83
             Transfers among investment options                 83
             Taxation of nonqualified annuities                 83
             Individual retirement arrangements (IRAs)          86
             Traditional individual retirement annuities
               (traditional IRAs)                               86
             Roth individual retirement annuities (Roth IRAs)   90
             Federal and state income tax withholding and
               information reporting                            93
             Special rules for contracts funding qualified
               plans                                            93
             Impact of taxes to AXA Equitable                   93

             ------------------------------------------------------
             8. MORE INFORMATION                                94
             ------------------------------------------------------
             About Separate Account No. 70                      94
             About the Trusts                                   94
             About the general account                          94
             Dates and prices at which contract events occur    95
             About your voting rights                           95
             Cybersecurity                                      96
             Misstatement of age                                96
             Statutory compliance                               96
             About legal proceedings                            96


             Financial statements                               96
             Transfers of ownership, collateral assignments,
               loans and borrowing                              96
             About Custodial IRAs                               97
             How divorce may affect your Guaranteed benefits    97
             Distribution of the contracts                      97

             ------------------------------------------------------
             APPENDICES
             ------------------------------------------------------

         I  --  Dropping or changing your Guaranteed benefits        I-1
        II  --  Purchase considerations for QP contracts            II-1
       III  --  Guaranteed benefit base examples                   III-1
        IV  --  Hypothetical illustrations                          IV-1
         V  --  State contract availability and/or variations of
                  certain features and benefits                      V-1
        VI  --  Examples of Automatic payment plans                 VI-1
       VII  --  Examples of how withdrawals affect your
                  Guaranteed benefit bases                         VII-1
      VIII  --  Formula for asset transfer program for
                  Guaranteed minimum income benefit               VIII-1
        IX  --  Rules regarding contributions to your
                  contract                                          IX-1
         X  --  Exchange program                                     X-1
        XI  --  Condensed financial information                     XI-1

      -------------------------------------------------------------------
      STATEMENT OF ADDITIONAL INFORMATION
        Table of contents
      -------------------------------------------------------------------

                          CONTENTS OF THIS PROSPECTUS

Definitions of key terms


--------------------------------------------------------------------------------

ANNUAL ROLL-UP AMOUNT -- The "Annual Roll-up amount" is the amount credited to your GMIB benefit base and Roll-up to age 85 benefit base (for contracts with the "Greater of" Guaranteed minimum death benefit) if you have ever taken a withdrawal from your Protected Benefit account.

ANNUAL ROLL-UP RATE -- The "Annual Roll-up rate" is the rate used to calculate the Annual withdrawal amount and the Annual Roll-up amount.

ANNUAL WITHDRAWAL AMOUNT -- The "Annual withdrawal amount" is the amount that can be withdrawn from your Protected Benefit account value without reducing your GMIB benefit base. Also, withdrawals up to your Annual withdrawal amount will not reduce your Roll-up to age 85 benefit base (used in the calculation of the "Greater of" death benefit) up to age 85. It is equal to the Annual Roll-up rate in effect on the first day of the contract year, multiplied by the GMIB benefit base as of the most recent contract date anniversary.

ANNUITANT -- The "annuitant" is the person who is the measuring life for determining the contract's maturity date. The annuitant is not necessarily the contract's owner. Where the owner of the contract is non-natural, the annuitant is the measuring life for determining benefits under the contract.

ASSET TRANSFER PROGRAM -- The asset transfer program (''ATP'') is a feature of the GMIB. The ATP uses predetermined mathematical formulas to move account value between the AXA Ultra Conservative Strategy investment option and the other Protected Benefit account variable investment options.

ATP EXIT OPTION -- Beginning with the contract year that follows the contract year in which you first fund your Protected Benefit account, if you have the GMIB, the ''ATP exit option'' allows you to transfer 100% of your Protected Benefit account value from the AXA Ultra Conservative Strategy investment option to your other Protected Benefit account variable investment options without forfeiting the GMIB.

ATP TRANSFER -- A transfer between the AXA Ultra Conservative Strategy investment option and the other Protected Benefit account variable investment options.

ATP YEAR -- The contract year in which the Protected Benefit account is first funded is the first ATP year. The ATP year increases by 1 each subsequent contract year and may be set back if you make a subsequent contribution or transfer to the Protected Benefit account.

BUSINESS DAY -- Our "business day" is generally any day the New York Stock Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). If the Securities and Exchange Commission determines the existence of emergency conditions on any day, and consequently, the NYSE does not open, then that day is not a business day.

CASH VALUE -- At any time before annuity payments begin, your contract's "cash value" is equal to the Total account value, less the total amount or a pro rata portion of the annual administrative charge and any Guaranteed benefit charges.

CONTRACT DATE -- The "contract date" is the effective date of the contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract.

CONTRACT DATE ANNIVERSARY -- The end of each 12-month period is your "contract date anniversary." For example, if your contract date is May 1st, your contract date anniversary is April 30th.

CONTRACT YEAR -- The "contract year" is the 12-month period beginning on your contract date and each 12-month period after that date.

CUSTOMIZED PAYMENT PLAN -- For contracts with GMIB, our "Customized payment plan" allows you to request amounts up to your Annual withdrawal amount as scheduled payments to you through one of five customized options.

DEFERRAL ROLL-UP RATE -- The "Deferral Roll-up rate" is used to calculate amounts credited to your GMIB benefit base and the Roll-up to age 85 benefit base (used in the calculation of the "Greater of" death benefit) if you have never taken a withdrawal from your Protected Benefit account.

EXCESS WITHDRAWAL -- For contracts with the GMIB, an "Excess withdrawal" is the portion of a withdrawal from your Protected Benefit account in excess of your Annual withdrawal amount and all subsequent withdrawals from your Protected Benefit account in that same contract year. An Excess withdrawal will always reduce your benefit bases on a pro rata basis. In the contract year in which you first fund your Protected Benefit account all withdrawals (except for RMD payments through our Automatic RMD service) will reduce your benefit bases on a pro rata basis, because you do not have an Annual withdrawal amount in that year.

EXCESS RMD WITHDRAWAL -- For contracts with the RMD Wealth Guard death benefit an "Excess RMD withdrawal" is the portion of a withdrawal from your Protected Benefit account in excess of your RMD Wealth Guard withdrawal amount for the calendar year. Any withdrawals taken before the year in which you turn age
70 1/2 are treated as Excess RMD withdrawals. Excess RMD withdrawals will reduce your RMD Wealth Guard death benefit base on pro rata basis.


FREE LOOK -- If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund, but only if you return your contract within the prescribed period. This is your "Free look" right under the contract.


GMIB BENEFIT BASE -- The GMIB benefit base is an amount used to determine your Annual withdrawal amount and your Lifetime GMIB payments. Your GMIB benefit base is created and increased by allocations and transfers to your Protected Benefit account. The GMIB benefit base is not an account value or cash value. The GMIB benefit base is also used to calculate the charge for the GMIB.

GENERAL DOLLAR COST AVERAGING -- Our "General dollar cost averaging program" is a program that allows for the systematic

                           DEFINITIONS OF KEY TERMS
transfers of amounts in the EQ/Money Market variable investment option to the Investment account variable investment options.

"GREATER OF" DEATH BENEFIT -- The "Greater of" death benefit is an optional Guaranteed minimum death benefit in connection with your Protected Benefit account value only. The death benefit is calculated using the greater of two benefit bases -- the greater of the Roll-up to age 85 benefit base and the Highest Anniversary Value benefit base. There is an additional charge for the "Greater of" death benefit under the contract.

GUARANTEED MINIMUM INCOME BENEFIT ("GMIB") -- The GMIB is a benefit that guarantees, subject to certain restrictions, annual lifetime payments or "Lifetime GMIB payments". The GMIB also allows you to take certain withdrawals prior to the beginning of your Lifetime GMIB payments that do not reduce your GMIB benefit base (your "Annual withdrawal amount"). There is an additional charge for the GMIB under the contract.


GUARANTEED BENEFITS -- You must elect one or more Guaranteed benefits described in this Prospectus, which are funded through investments in the Protected Benefit account. The Guaranteed benefits include the Guaranteed minimum income benefit, Return of Principal death benefit, Highest Anniversary Value death benefit, RMD Wealth Guard death benefit, and "Greater of" death benefit. There is an additional charge for the Guaranteed minimum income benefit, Highest Anniversary Value death benefit, RMD Wealth Guard death benefit, and "Greater of" death benefit. There is no additional charge for the Return of Principal death benefit, but it must be elected with the Guaranteed minimum income benefit, which has an additional charge.


HIGHEST ANNIVERSARY VALUE DEATH BENEFIT -- The "Highest Anniversary Value death benefit" is an optional Guaranteed minimum death benefit in connection with your Protected Benefit account value only. The death benefit is calculated using the highest value of your Protected Benefit account on your contract date anniversary. There is an additional charge for the Highest Anniversary Value death benefit under the contract.

INVESTMENT ACCOUNT VALUE -- The "Investment account value" is the total value in: (i) the Investment account variable investment options, (ii) the Guaranteed interest option, and (iii) amounts in the Special DCA program that are designated for future transfers to the Investment account variable investment options.

INVESTMENT SIMPLIFIER -- Our "Investment simplifier" allows for systematic transfers of amounts in the Guaranteed interest option to the Investment account variable investment options. There are two options under the program -- the Fixed dollar option and the Interest sweep option.

IRA -- An individual retirement arrangement, including both an individual retirement account and an individual retirement annuity contract, whether traditional IRA or Roth IRA.

IRS -- Internal Revenue Service

LIFETIME GMIB PAYMENTS -- For contracts with the GMIB, "Lifetime GMIB payments" are generally annual lifetime payments which are calculated by applying your GMIB benefit base to guaranteed annuity purchase factors. Lifetime GMIB payments will begin at the earliest of: (i) the next contract year following the date your Protected Benefit account value falls to zero (provided the no lapse guarantee is in effect); (ii) the contract date anniversary following your 95th birthday; or (iii) your election to exercise the GMIB.

MATURITY DATE -- The contract's "maturity date" is generally the contract date anniversary that follows the annuitant's 95th birthday.

MAXIMUM PAYMENT PLAN -- For contracts with GMIB, our "Maximum payment plan" allows you to request your Annual withdrawal amount as scheduled payments.

NQ CONTRACT -- Nonqualified annuity contract.

OWNER -- The "owner" is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits.


PRIOR CONTRACT -- Certain EQUI-VEST(R) and Accumulator contracts previously issued by AXA Equitable, which may be eligible to exchange, rollover or transfer to a Retirement Cornerstone(R) Series E contract.


PROTECTED BENEFIT ACCOUNT VALUE -- The "Protected Benefit account value" is the total value in: (i) the Protected Benefit account variable investment options, and (ii) amounts in the Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options.

QP CONTRACT -- An annuity contract that is an investment vehicle for a qualified plan.

QPDB CONTRACT -- An annuity contract that is an investment vehicle for a qualified defined benefit plan.

QPDC CONTRACT -- An annuity contract that is an investment vehicle for a qualified defined contribution plan.


RMD WEALTH GUARD DEATH BENEFIT -- The RMD Wealth Guard death benefit is an optional Guaranteed minimum death benefit in connection with the Protected Benefit account value only. The RMD Wealth Guard death benefit base is created and increased by allocations and any transfers to the Protected Benefit account. The RMD Wealth Guard death benefit also allows you to take certain withdrawals beginning from the calendar year in which you turn age 70 1/2 that do not reduce your RMD Wealth Guard death benefit base. The RMD Wealth Guard death benefit base is not an account value or cash value. There is an additional charge for the RMD Wealth Guard death benefit under the contract.

RETURN OF PRINCIPAL DEATH BENEFIT -- The "Return of Principal" death benefit is a death benefit in connection with your Protected Benefit account value only. The death benefit is calculated using the amounts of contributions and transfers invested in your Protected Benefit account, adjusted for withdrawals. There is no additional charge for this death benefit.


ROLL-UP TO AGE 85 BENEFIT BASE -- The "Roll-up to age 85 benefit base" is used only in connection with the "Greater of" death benefit. It is equal to your initial contribution and any subsequent contributions to the Protected Benefit account variable investment options, either directly or through the Special DCA program; plus any amounts contributed to the Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options; plus any amounts transferred to the Protected Benefit account variable investment options; less a deduction that reflects any "Excess withdrawal" amounts; plus any "Deferral Roll-up amount" or "Annual Roll-up amount" minus a deduction that reflects any withdrawals up to the Annual withdrawal amount.

SAI -- Statement of Additional Information

SEC -- Securities and Exchange Commission

                           DEFINITIONS OF KEY TERMS

SEP IRA -- A traditional IRA used as a funding vehicle for a simplified employee pension plan established by the IRA owner's employer.

SPECIAL DCA PROGRAM -- We use the term "Special DCA Program" to refer to our special dollar cost averaging program.

..   SPECIAL DOLLAR COST AVERAGING -- Our "Special dollar cost averaging program" allows for systematic transfers of amounts in the account for special dollar cost averaging into the Protected Benefit account variable investment options, the Investment account variable investment options and the Guaranteed interest option. The account for special dollar cost averaging is part of our general account.

SYSTEMATIC TRANSFER PROGRAM -- Our "Systematic transfer program" is a program that allows you to have amounts in the Investment account variable investment options and the Guaranteed interest option automatically transferred to your Protected Benefit account variable investment options.

TOTAL ACCOUNT VALUE -- Your "Total account value" is the total of (i) your Protected Benefit account value and (ii) your Investment account value.
We sometimes use different words than in the contract or supplemental materials. This is illustrated below. Although we use different words, they have the same meaning in this Prospectus as in the contract or supplemental materials. Your financial professional can provide further explanation about your contract or supplemental materials.

-----------------------------------------------------------------------------
 PROSPECTUS                            CONTRACT OR SUPPLEMENTAL MATERIALS
-----------------------------------------------------------------------------
Total account value                    Annuity Account Value

Unit                                   Accumulation Unit

Guaranteed minimum death benefit       Guaranteed death benefit

Protected Benefit account variable     Protected Benefit account
investment options and contributions
to the Special DCA program designated
for future transfers to the Protected
Benefit account variable investment
options

Investment account variable            Investment account
investment options, the guaranteed
interest option and contributions to
the Special DCA program designated
for future transfers to the
Investment account variable
investment options
-----------------------------------------------------------------------------

                           DEFINITIONS OF KEY TERMS

Who is AXA Equitable?

--------------------------------------------------------------------------------


We are AXA Equitable Life Insurance Company ("AXA Equitable") a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable Life Insurance Company is an indirect wholly owned subsidiary of AXA Financial, Inc., which is an indirect wholly owned subsidiary of AXA S.A. ("AXA"), a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of AXA Equitable, AXA exercises significant influence over the operations and capital structure of AXA Equitable. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the contracts. AXA Equitable is solely responsible for paying all amounts owed to you under your contract.


AXA Financial, Inc. and its consolidated subsidiaries managed approximately $577.7 billion in assets as of December 31, 2014. For more than 150 years AXA Equitable has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.

                             WHO IS AXA EQUITABLE?

HOW TO REACH US


Please communicate with us at the mailing addresses listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically, may be unavailable, delayed or discontinued. For example, our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing. In addition, the level and type of service available may be restricted based on criteria established by us. In order to avoid delays in processing, please send your correspondence as follows:

--------------------------------------------------------------------------------
 FOR COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS, OR REQUIRED NOTICES) SENT BY REGULAR MAIL:

  Retirement Service Solutions
  P.O. Box 1547
  Secaucus, NJ 07096-1547
--------------------------------------------------------------------------------

 FOR COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS, OR REQUIRED NOTICES) SENT BY EXPRESS DELIVERY:


  Retirement Service Solutions
  500 Plaza Drive, 6th Floor
  Secaucus, NJ 07094

Your correspondence will be picked up at the mailing address noted above and delivered to our processing office. Your correspondence, however, is not considered received by us until it is received at our processing office. Where this Prospectus refers to the day when we receive a contribution, request, election, notice, transfer or any other transaction request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our processing office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day, or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day. Our processing office is: 500 Plaza Drive, 6th Floor, Secaucus, New Jersey 07094.
--------------------------------------------------------------------------------
 REPORTS WE PROVIDE:

..   written confirmation of financial transactions and certain non-financial transactions;

..   statement of your contract values at the close of each calendar year, and any calendar quarter in which there was a financial transaction; and

..   annual statement of your contract values as of the close of the contract year.
--------------------------------------------------------------------------------

 ONLINE ACCOUNT ACCESS SYSTEMS:

Online Account Access is designed to provide this information through the Internet. You can obtain information on:


..   your current Total account value, Protected Benefit account value, and
    Investment account value;

..   your current allocation percentages;

..   the number of units you have in the variable investment options;

..   the daily unit values for the variable investment options; and


..   performance information regarding the variable investment options.


You can also:

..   change your allocation percentages and/or transfer among the investment options subject to certain restrictions;

..   elect to receive certain contract statements electronically;


..   enroll in, modify or cancel a rebalancing program of your Investment account value;

..   request a quote of your Annual withdrawal amount;

..   change your address;

..   change your Online Account Access password; and

..   access Frequently Asked Questions and Service Forms.

Online Account Access is normally available seven days a week, 24 hours a day. You may access Online Account Access by visiting our website at www.axa.com. Of course, for reasons beyond our control, these services may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated by the Internet are genuine. For example, we will require certain Internet instructions and we will provide written confirmation of your transfers. If we do not employ reasonable procedures to confirm the genuineness of Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following Internet instructions we reasonably believe to be genuine.


We reserve the right to limit access to these services if we determine that you engaged in a disruptive transfer activity, such as "market timing." See "Disruptive transfer activity" in "Transferring your money among investment options" later in this Prospectus for more information.
--------------------------------------------------------------------------------
 CUSTOMER SERVICE REPRESENTATIVE:

You may also use our toll-free number (1-800-789-7771) to speak with one of our customer service representatives. Our customer service representatives are available on the following business days:

..   Monday through Thursday from 8:30 a.m. until 7:00 p.m., Eastern time.

..   Friday from 8:30 a.m. until 5:30 p.m., Eastern time.

WE REQUIRE THAT THE FOLLOWING TYPES OF COMMUNICATIONS BE ON SPECIFIC FORMS WE PROVIDE FOR THAT PURPOSE:

(1)authorization for telephone transfers by your financial professional;

(2)conversion of a traditional IRA to a Roth IRA contract;

(3)tax withholding elections (see withdrawal request form);

(4)election of the Beneficiary continuation option;

(5)IRA contribution recharacterizations;

(6)Section 1035 exchanges;

(7)direct transfers and specified direct rollovers;

                             WHO IS AXA EQUITABLE?

(8)election of the ATP exit option;

(9)exercise of the GMIB or election of an annuity payout option;

(10)requests to reset your GMIB benefit base and your Roll-up to age 85 benefit base (used to calculate the "Greater of" death benefit) by electing one of the following: one-time reset option, automatic annual reset program or automatic customized reset program;

(11)death claims;

(12)requests for enrollment in either our Maximum payment plan or Customized payment plan under the Guaranteed minimum income benefit;

(13)requests to drop or change your Guaranteed benefits;

(14)requests to collaterally assign your NQ contract;


(15)requests to transfer, re-allocate, rebalance, make subsequent contributions and change your future allocations (except that certain transactions may be permitted through the Online Account Access systems);


(16)requests to enroll in or cancel the Systematic transfer program;

(17)transfers into and among investment options; and

(18)withdrawal requests.

WE ALSO HAVE SPECIFIC FORMS THAT WE RECOMMEND YOU USE FOR THE FOLLOWING TYPES OF REQUESTS:

(1)beneficiary changes;

(2)contract surrender;

(3)general dollar cost averaging;


(4)special dollar cost averaging; and


(5)Investment simplifier.

TO CANCEL OR CHANGE ANY OF THE FOLLOWING, WE REQUIRE WRITTEN NOTIFICATION GENERALLY AT LEAST SEVEN CALENDAR DAYS BEFORE THE NEXT SCHEDULED TRANSACTION:

(1)general dollar cost averaging (including the fixed dollar and interest sweep options);


(2)special dollar cost averaging;


(3)substantially equal withdrawals;

(4)systematic withdrawals; and

(5)the date annuity payments are to begin.

TO CANCEL OR CHANGE ANY OF THE FOLLOWING, WE REQUIRE WRITTEN NOTIFICATION AT LEAST 30 CALENDAR DAYS PRIOR TO YOUR CONTRACT DATE ANNIVERSARY:

(1)automatic annual reset program; and

(2)automatic customized reset program.

                              -------------------

You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your contract number along with adequate details about the notice you wish to give or the action you wish us to take. We reserve the right to add, remove or change our administrative forms, procedures and programs at any time.

SIGNATURES:

The proper person to sign forms, notices and requests is normally the owner. If there are joint owners, both must sign.

                             WHO IS AXA EQUITABLE?

Retirement Cornerstone(R) Series E at a glance -- key features

--------------------------------------------------------------------------------


SERIES E CONTRACT  This Prospectus describes the Retirement Cornerstone(R)
                   Series E contract. It provides for the accumulation of retirement savings and income, offers income and death benefit protection, and offers various payout options.
                   Also, it offers a Guaranteed minimum income benefit and Guaranteed minimum death benefits. For details, please see the summary of the contract features below, the "Fee table" and "Charges and expenses" later in this Prospectus.

                   The Retirement Cornerstone(R) Series E contract is available only through an exchange program under which a Prior Contract may be exchanged for this contract. See below and later in this Prospectus and "How you can purchase and contribute to your contract" in "Contract features and benefits" for more information. In addition, to see a summary comparison of some of the features of Prior Contracts and the Retirement Cornerstone(R) Series E contract, see "Exchange Program" in Appendix X later in this Prospectus.

                   Please see the contribution rules, which are described in "Contribution amounts" later in this section and in "Rules regarding contributions to your contract" in "Appendix IX" later in this Prospectus.


                            You should work with your financial professional to decide if this contract may be appropriate for you based on a
                            thorough analysis of your particular insurance needs,
                            financial objectives, investment goals, time horizons and
                            risk tolerance.
----------------------------------------------------------------------------------------
PROFESSIONAL INVESTMENT     The Retirement Cornerstone(R) Series E variable investment
MANAGEMENT                  options invest in different Portfolios managed by
                            professional investment advisers.
----------------------------------------------------------------------------------------
GUARANTEED INTEREST OPTION  .   Principal and interest guarantees.
                            .   Interest rates set periodically.
----------------------------------------------------------------------------------------
TAX ADVANTAGES              .   No tax on earnings inside the contract until you make
                                withdrawals from your contract or receive annuity
                                payments.
                            ------------------------------------------------------------
                            .   No tax on transfers among investment options inside the
                                contract.
                            ------------------------------------------------------------
                            If you are purchasing or contributing to an annuity
                            contract which is an Individual Retirement Annuity (IRA),
                            or to fund an employer retirement plan (QP or Qualified
                            Plan), you should be aware that such annuities do not
                            provide tax deferral benefits beyond those already provided by the Internal Revenue Code for these types of
                            arrangements. Before purchasing or contributing to one of
                            the contracts, you should consider whether its features and benefits beyond tax deferral meet your needs and goals. You may also want to consider the relative features, benefits
                            and costs of these annuities compared with any other
                            investment that you may use in connection with your
                            retirement plan or arrangement. Depending on your personal situation, the contract's Guaranteed benefits (other than
                            the RMD Wealth Guard death benefit) may have limited
                            usefulness because of required minimum distributions
                            ("RMDs").
----------------------------------------------------------------------------------------
GUARANTEED MINIMUM          The GMIB guarantees, subject to certain restrictions,
INCOME BENEFIT ("GMIB")     annual lifetime payments ("Lifetime GMIB payments"), which will begin at the earliest of: (i) the next contract year
                            following the date your Protected Benefit account value
                            falls to zero, provided the no lapse guarantee is in
                            effect; (ii) the contract date anniversary following your
                            95th birthday; and (iii) your election to exercise the
                            GMIB. Lifetime GMIB payments can be on a single or joint
                            life basis.
                            Your ability to exercise the GMIB is subject to a waiting
                            period which begins on the date you first fund your
                            Protected Benefit account. The waiting period ranges from
                            10-15 years. If you reset your GMIB benefit base, a new
                            waiting period to exercise the GMIB may apply from the date of the reset. See "Exercise rules" in "Contract features
                            and benefits" for complete details.
                            YOUR LIFETIME GMIB PAYMENTS ARE CALCULATED BY APPLYING A
                            PERCENTAGE TO YOUR GMIB BENEFIT BASE. YOUR GMIB BENEFIT
                            BASE IS TIED TO AMOUNTS YOU ALLOCATE TO YOUR PROTECTED
                            BENEFIT ACCOUNT. THE INVESTMENT OPTIONS AVAILABLE TO FUND
                            YOUR PROTECTED BENEFIT ACCOUNT ARE LIMITED. SEE "GMIB
                            BENEFIT BASE" IN "CONTRACT FEATURES AND BENEFITS" LATER IN
                            THIS PROSPECTUS.
----------------------------------------------------------------------------------------

        RETIREMENT CORNERSTONE(R) SERIES E AT A GLANCE -- KEY FEATURES

---------------------------------------------------------------------------------------
GUARANTEED MINIMUM         AN EXCESS WITHDRAWAL THAT REDUCES YOUR PROTECTED BENEFIT
INCOME BENEFIT ("GMIB")    ACCOUNT VALUE TO ZERO WILL CAUSE YOUR GMIB TO TERMINATE.
(CONTINUED)                EVEN IF AN EXCESS WITHDRAWAL DOES NOT CAUSE YOUR GMIB TO
                           TERMINATE, IT CAN GREATLY REDUCE YOUR GMIB BENEFIT BASE AND
                           THE VALUE OF YOUR BENEFIT. Beginning in the contract year
                           that follows the contract year in which you fund your
                           Protected Benefit account, and prior to the beginning of
                           your Lifetime GMIB payments, you can take your Annual
                           withdrawal amount without reducing your GMIB benefit base.
                           If you have the GMIB, your investment allocations to the
                           Protected Benefit account are subject to our asset transfer program (''ATP''). The ATP uses predetermined mathematical formulas to move account value between the AXA Ultra
                           Conservative Strategy investment option and the other
                           Protected Benefit account variable investment options.
                           Under these formulas, your Protected Benefit account value, excluding amounts in the special DCA account, may be
                           transferred between the Protected Benefit account variable investment options which you have selected and the AXA
                           Ultra Conservative Strategy investment option. For more
                           information, please see ''Guaranteed minimum income benefit
                           (''GMIB'')'' in ''Contract features and benefits'' later in this Prospectus and Appendix VIII to this Prospectus.
                           See "Guaranteed minimum income benefit" and "Annual
                           withdrawal amount" under "Guaranteed minimum income
                           benefit" in "Contract features and benefits" later in this
                           Prospectus. ANY AMOUNTS YOU WISH TO BE CREDITED TOWARD YOUR
                           GMIB MUST BE ALLOCATED TO THE PROTECTED BENEFIT ACCOUNT.
                           The Guaranteed benefits under the contract are supported by
                           AXA Equitable's general account and are subject to AXA
                           Equitable's claims paying ability. Contract owners should
                           look to the financial strength of AXA Equitable for its
                           claims paying ability.
---------------------------------------------------------------------------------------
GUARANTEED MINIMUM DEATH   .   Return of Principal death benefit
BENEFITS ("GMDBS")         .   Highest Anniversary Value death benefit
                           .   RMD Wealth Guard death benefit
                           .   "Greater of" death benefit
                           ANY AMOUNTS YOU WISH TO BE CREDITED TOWARD YOUR GMDB MUST
                           BE ALLOCATED TO THE PROTECTED BENEFIT ACCOUNT.
                           The Return of Principal death benefit and the "Greater of"
                           death benefit can only be elected in combination with the
                           GMIB. The Highest Anniversary Value death benefit can be
                           elected with or without selecting the GMIB. If you elect
                           the GMIB and do not elect a guaranteed minimum death
                           benefit, you will automatically receive the Return of
                           Principal death benefit. The RMD Wealth Guard death benefit cannot be elected in combination with the GMIB.
                           The Return of Principal death benefit, like all of the
                           guaranteed minimum death benefits, only applies to amounts you allocate to the Protected Benefit account variable
                           investment options and not with the contract as a whole.
                           An Excess RMD withdrawal will reduce your RMD Wealth Guard death benefit base on a pro rata basis. A pro rata
                           reduction to your RMD Wealth Guard death benefit base could be greater than the dollar amount of the withdrawal and
                           could significantly reduce or eliminate the value of your
                           RMD Wealth Guard death benefit.
                           The Guaranteed benefits under the contract are supported by
                           AXA Equitable's general account and are subject to AXA
                           Equitable's claims paying ability. Contract owners should
                           look to the financial strength of AXA Equitable for its
                           claims paying ability.
---------------------------------------------------------------------------------------
INVESTMENT ACCOUNT DEATH   The death benefit in connection with your Investment
BENEFIT                    account is equal to the return of your account value as of the day we receive satisfactory proof of the owner's (or
                           older joint owner's, if applicable) death, any required
                           instructions for method of payment, and any required
                           information and forms necessary to effect payment.
---------------------------------------------------------------------------------------
DROPPING OR CHANGING YOUR  You have the option to drop or change your Guaranteed
GUARANTEED BENEFITS        benefits subject to our rules. IN SOME CASES, YOU MAY HAVE
                           TO WAIT A SPECIFIED TIME PERIOD IN ORDER TO DROP YOUR
                           BENEFITS. Please see "Dropping or changing your Guaranteed benefits" in "Contract features and benefits," as well as
                           Appendix I, for more information.
---------------------------------------------------------------------------------------

        RETIREMENT CORNERSTONE(R) SERIES E AT A GLANCE -- KEY FEATURES

----------------------------------------------------------------------------------
CONTRIBUTION AMOUNTS  The chart below shows the minimum initial and, in parenthesis, subsequent contribution amounts under the
                      contracts. The only source of contributions that are
                      permitted to fund a contract are from full exchanges,
                      rollovers or transfers from a Prior Contract. Subsequent
                      contributions can only be made through full exchanges,
                      rollovers, or transfers from a Prior Contract. Partial
                      exchanges, rollovers, and transfers are not permitted as
                      sources of contributions. As a result you may not be able
                      to make subsequent contributions to your contract and,
                      therefore, you would not be able to increase your
                      Guaranteed benefit base value through subsequent
                      contributions. Please see "How you can purchase and
                      contribute to your contract" in "Contract features and
                      benefits" and "Rules regarding contributions to your
                      contract" in "Appendix IX" for more information, including important limitations on contributions.



                                         SERIES E
                ------------------------------------------------
                NQ                       $25,000($500)/(1)/
                ------------------------------------------------
                Traditional or Roth IRA  $25,000($50)/(1)/
                ------------------------------------------------
                QP                       $25,000($500)/(1)/
                ------------------------------------------------


                      /(1)/Subsequent contributions are only permitted from
                           exchanges, rollovers or transfers from a Prior
                           Contract.
                      .   Maximum contribution limitations apply to all
                          contracts. For more information, please see "How you
                          can purchase and contribute to your contract" in
                          "Contract features and benefits" later in this
                          Prospectus.
                      ------------------------------------------------------------
                      Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions,
                      including our rights to: (i) change minimum and maximum
                      contribution requirements and limitations, and (ii)
                      discontinue acceptance of contributions. Further, we may at any time exercise our rights to limit or terminate your
                      contributions and transfers to any of the variable
                      investment options (including the Protected Benefit account variable investment options) and to limit the number of
                      variable investment options which you may select.
----------------------------------------------------------------------------------
ACCOUNT TYPES         You may allocate your contributions to the Investment
                      account, or to the Protected Benefit account to fund one or more of the Guaranteed benefits. The Investment account
                      offers more than 112 investment options and is designed to meet the asset allocation and accumulation needs of a many types of investors. The Protected Benefit account offers a limited selection of core investment options that work in
                      conjunction with the optional Guaranteed benefits. You
                      should be aware that we select investment options for the
                      Protected Benefit account that generally offer lower
                      volatility in order to reduce our downside exposure in
                      providing the Guaranteed benefits. In rising market
                      conditions, this strategy may also result in periods of
                      underperformance.
                      INVESTMENT ACCOUNT
                      .   Investment account variable investment options
                      .   Guaranteed interest option
                      .   Amounts in the Special DCA program designated for
                          future transfers to Investment account variable
                          investment options or the guaranteed interest option
                      PROTECTED BENEFIT ACCOUNT
                      .   Protected Benefit account variable investment options
                      .   Amounts in the Special DCA program designated for
                          future transfers to Protected Benefit account variable
                          investment options
----------------------------------------------------------------------------------
ACCESS TO YOUR MONEY  .   Partial withdrawals
                      .   Several options for withdrawals on a periodic basis
                      .   Contract surrender
                      .   Various options for required minimum distributions
                      .   Maximum payment plan (only under contracts with GMIB)
                      .   Customized payment plan (only under contracts with GMIB)
                      Any income you receive may be subject to tax; also may be
                      subject to an additional 10% income tax penalty unless you are age 59 1/2 or another exception applies. Also, certain withdrawals will diminish the value of any Guaranteed
                      benefits you have funded.
----------------------------------------------------------------------------------
PAYOUT OPTIONS        .   Fixed annuity payout options
                      .   Other payout options through other contracts
----------------------------------------------------------------------------------

        RETIREMENT CORNERSTONE(R) SERIES E AT A GLANCE -- KEY FEATURES

---------------------------------------------------------------------------------------
ADDITIONAL FEATURES        .   Dollar cost averaging programs
                           .   Optional rebalancing (for amounts in the Investment
                               account variable investment options and guaranteed
                               interest option)
                           .   Systematic transfer program (four options for transfers
                               from the Investment account to the Protected Benefit
                               account)
                           .   Transfers among investment options at no charge
                               (subject to limitations)
                           .   Option to drop or change your Guaranteed benefits after
                               issue, subject to our rules. Please see "Dropping or
                               changing your Guaranteed benefits" in "Contract
                               features and benefits," as well as Appendix I, for more
                               information.
                           .   Spousal continuation
                           .   Beneficiary continuation option
                           .   Annual resets of your GMIB benefit base and Roll-up to
                               age 85 benefit base (used to calculate your "Greater
                               of" death benefit)
---------------------------------------------------------------------------------------
FEES AND CHARGES           Please see "Fee table" later in this section for complete
                           details.
---------------------------------------------------------------------------------------
OWNER AND ANNUITANT ISSUE  Please see "Rules regarding contributions to your contract"
AGES                       in "Appendix IX" for owner and annuitant issue ages
                           applicable to your contract.
---------------------------------------------------------------------------------------
CONTRACT TERMINATION       YOUR CONTRACT MAY TERMINATE WITHOUT VALUE IF YOUR TOTAL
                           ACCOUNT VALUE FALLS TO ZERO AS A RESULT OF EXCESS
                           WITHDRAWALS, OR THE PAYMENT OF ANY APPLICABLE CHARGES WHEN
                           DUE, OR A COMBINATION OF THE TWO. Please see "Effect of
                           your account values falling to zero" in "Determining your
                           contract's value" later in this Prospectus for more
                           information.
---------------------------------------------------------------------------------------
YOUR RIGHT TO CANCEL       To exercise your cancellation right under the contract, you must notify us with a signed letter of instruction electing this right, to our processing office within 10 days after
                           you receive your contract. If state law requires, this
                           "free look" period may be longer. See "Your right to cancel within a certain number of days" in "Contract features and benefits" later in this Prospectus for more information.
---------------------------------------------------------------------------------------
GUARANTEED BENEFIT OFFERS  From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain
                           guaranteed benefits. See "Guaranteed benefit offers" in
                           "Contract features and benefits" for more information.
---------------------------------------------------------------------------------------


THE TABLE ABOVE SUMMARIZES ONLY CERTAIN CURRENT KEY FEATURES AND BENEFITS OF THE CONTRACT. THE TABLE ALSO SUMMARIZES CERTAIN CURRENT LIMITATIONS, RESTRICTIONS AND EXCEPTIONS TO THOSE FEATURES AND BENEFITS THAT WE HAVE THE RIGHT TO IMPOSE UNDER THE CONTRACT AND THAT ARE SUBJECT TO CHANGE IN THE FUTURE. IN SOME CASES, OTHER LIMITATIONS, RESTRICTIONS AND EXCEPTIONS MAY APPLY. THE CONTRACT MAY NOT CURRENTLY BE AVAILABLE IN ALL STATES. CERTAIN FEATURES AND BENEFITS DESCRIBED IN THIS PROSPECTUS MAY VARY IN YOUR STATE; ALL FEATURES AND BENEFITS MAY NOT BE AVAILABLE IN ALL CONTRACTS, IN ALL STATES OR FROM ALL SELLING BROKER-DEALERS. YOU MAY CONTACT US TO PURCHASE ANY VERSION OF THE CONTRACT IF A VERSION IS NOT OFFERED BY THE SELLING BROKER-DEALER. FOR A STATE-BY-STATE DESCRIPTION OF ALL MATERIAL VARIATIONS OF THIS CONTRACT, SEE APPENDIX V LATER IN THIS PROSPECTUS.

For more detailed information, we urge you to read the contents of this Prospectus, as well as your contract. This Prospectus is a disclosure document and describes all of the contract's material features, benefits, rights and obligations, as well as other information. The Prospectus should be read carefully before investing. Please feel free to speak with your financial professional, or call us, if you have any questions.

OTHER CONTRACTS

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, and have fees and charges, that are different from those in the contracts offered by this Prospectus. Not every contract we issue, including some described in this Prospectus, is offered through every selling broker-dealer. Some selling broker-dealers may not offer and/or limit the offering of certain features or options, as well as limit the availability of the contracts, based on issue age or other criteria established by the selling broker-dealer. Upon request, your financial professional can show you information regarding other AXA Equitable annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of the AXA Equitable annuity contracts.

You should work with your financial professional to decide whether one or more optional benefits are appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.

EXCHANGE PROGRAM


The Retirement Cornerstone(R) Series E contract is offered only through an exchange program under which a Prior Contract may be exchanged for a Retirement Cornerstone(R) Series E contract. This is called an "exchange" under securities law. For purposes of this Prospectus, the word "exchange" includes a rollover or transfer, as applicable, for federal income tax purposes. Under this program, among other criteria, which are described below, the

        RETIREMENT CORNERSTONE(R) SERIES E AT A GLANCE -- KEY FEATURES surrender of a Prior Contract may not be subject to withdrawal charges to be eligible for the Retirement Cornerstone(R) Series E contract. In addition, the account value of the Retirement Cornerstone(R) Series E contract would not be subject to any withdrawal charges, but would be subject to all other charges and fees under the Retirement Cornerstone(R) Series E contract, which are described in this Prospectus.


You should carefully consider whether an exchange is appropriate for you by considering the benefits and guarantees provided by your Prior Contract to the benefits and guarantees provided by the Retirement Cornerstone(R) Series E contract. Please note that if you elect to exchange into the Retirement Cornerstone(R) Series E contract you will lose all existing benefits under your Prior Contract. You should also review the fees and charges of your Prior Contract and the fees and charges of the Retirement Cornerstone(R) Series E contract, which may be higher than the fees and charges under the Prior Contract. Any such exchange program will be made available on terms and conditions determined by us and will comply with applicable law.

You should read the Prospectus and other information related to your Prior Contract prior to requesting an exchange, rollover or transfer to the Retirement Cornerstone(R) Series E contract and you should consider the differences between your Prior Contract and Retirement Cornerstone(R) Series E contract. There may be differences that are important for you to consider prior to purchasing the Retirement Cornerstone(R) Series E contract. To see a summary comparison of some of the features of Prior Contracts and the Retirement Cornerstone(R) Series E contract, see Appendix X -- "Exchange program" later in this Prospectus.

In considering whether the exchange is appropriate for you, you should consult with your financial professional. Your financial professional will be paid a commission if you exchange, transfer or rollover your Prior Contract to the Retirement Cornerstone(R) Series E contract, which may create the potential for a conflict of interest for your financial professional. For more information, please contact your financial professional.

You may obtain a copy of your Prior Contract prospectus by contacting your financial professional or by writing or calling us as follows:



              Accumulator               EQUI-VEST(R)
              PO Box 1547               PO Box 4956
              Secaucus, NJ 07096-1547   Syracuse, NY 13221-4956

              1 (800) 789-7771          1 (800) 628 6673


LISTED BELOW IS A DESCRIPTION OF CONTRACT OWNERS OF PRIOR CONTRACTS THAT MAY OR MAY NOT BE ELIGIBLE TO PURCHASE THE RETIREMENT CORNERSTONE(R) SERIES E CONTRACT:


..   Contract owners of an EQUI-VEST(R) contract are eligible, except for contract owners that are eligible to purchase an EQUI-VEST(R) at Retirement/SM/ contract, or contract owners that have elected a Guaranteed benefit or discontinued a Guaranteed benefit. In addition, contract owners of an EQUI-VEST(R) Tax Sheltered Annuity contract are eligible (i) if they are separated from service and are no longer making on-going contributions to the Prior Contract or (ii) if the Prior Contract has an outstanding loan balance the contract owner can either (a) pay off the outstanding loan balance or (b) have the loan with accrued interest deducted from the total value of Prior Contract and roll over the remaining balance to Retirement Cornerstone(R) Series E contract.

..   Contract owners of an Accumulator contract who elected a Guaranteed benefit are not eligible to exchange into the Retirement Cornerstone(R) Series E contract.

..   Contract owners of an Accumulator contract who either: (i) accepted a
    Guaranteed benefit buyout or (ii) dropped a Guaranteed benefit from the contract, are not eligible to purchase the Retirement Cornerstone(R) Series E contract.

..   Contract owners who have remaining or outstanding withdrawal charges on the
    Prior Contract, or who do not satisfy a condition for waiving the withdrawal charge under the Prior Contract are not eligible.

..   There have been no rollovers or transfers made within the past two years into a Prior Contract from the date of the request to purchase a Retirement Cornerstone(R) Series E contract, except if the contract owner has been separated from service at time of the purchase.


LISTED BELOW ARE ADDITIONAL TERMS AND CONDITIONS TO PURCHASE THE RETIREMENT CORNERSTONE(R) SERIES E CONTRACT:


1. The minimum initial contribution is $25,000 and you must elect one or more of the Guaranteed benefits provided under the Retirement Cornerstone(R) Series E contract. The source of the contribution must be from a Prior Contract as described above.

2. Only full exchanges, rollovers and transfers for the total account value of a Prior Contract will be accepted. Partial exchanges, rollovers or transfers from Prior Contracts are not permitted.

3. Exchanges, rollovers or transfers from contracts other than from Prior Contracts are not permitted.

4. Subsequent contributions in a minimum amount of $50 or more for Traditional IRA or Roth IRA contracts and $500 or more for NQ and QP contracts are permitted. The source of the contribution must be from a Prior Contract, as described above.

        RETIREMENT CORNERSTONE(R) SERIES E AT A GLANCE -- KEY FEATURES

5. If you are the owner of only one Prior Contract, you would only be eligible to make an initial contribution. Therefore, you would not be able to increase your Guaranteed benefit base value through subsequent contributions to your Retirement Cornerstone(R) Series E contract.

6. You must elect one or more of the Guaranteed benefits provided under the Retirement Cornerstone(R) Series E contract.

7. There is generally no minimum amount to fund a Guaranteed benefit through the Protected Benefit account. It can generally be funded at any time subject to certain age limitations. For more information, see "Transferring your account value" under "Transferring your money among investment options," later in this Prospectus.

8. There is an additional charge for each Guaranteed benefit you elect, except for the Return of Principal death benefit. However, if you elect the Return of Principal death benefit, it must be elected in combination with the Guaranteed Minimum Income Benefit, which has an additional charge.

9. If you fund your Guaranteed benefit you have to wait up to four years before you can drop the Guaranteed benefit.

10.If you exchange your Prior Contract before the maturity of an outstanding
   Fixed Maturity Option, the market value adjustment may apply and therefore the value you receive could be less than you would have received if you had waited for the maturity of the Fixed Maturity Option before exchanging out of the Prior Contract.

        RETIREMENT CORNERSTONE(R) SERIES E AT A GLANCE -- KEY FEATURES

Fee table

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this Prospectus.

The first table describes fees and expenses that you will pay if you make certain transfers or request special services. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply./(1)/

-----------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE AT THE TIME YOU REQUEST
 CERTAIN TRANSACTIONS
-----------------------------------------------------------------------------------
Charge for each additional transfer in excess of 12            Maximum Charge: $35
transfers per contract year:/(2)/                              Current Charge: $0

SPECIAL SERVICE CHARGES:/(3)/

..   Express mail charge                                      Current and Maximum Charge:       $35
..   Wire transfer charge                                     Current and Maximum Charge:       $90
..   Duplicate contract charge                                Current and Maximum Charge:       $35
..   Check preparation charge/(5)/                            Maximum Charge:                   $85
..   Charge for third party transfer or exchange/(4)/         Current Charge:                   $0
                                                             Maximum Charge:                   $125
                                                             Current Charge:                   $65/(6)/
--------------------------------------------------------------------------------------------------------


The following tables describe the fees and expenses that you will pay periodically during the time that you own the contract, not including the underlying trust portfolio fees and expenses.

-------------------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE ON EACH CONTRACT DATE ANNIVERSARY
-------------------------------------------------------------------------------------------------
Maximum annual administrative charge/(5)/

   If your account value on a contract date anniversary is      $30
   less than $50,000/(7)/

   If your account value on a contract date anniversary is      $0
   $50,000 or more
-------------------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR VARIABLE INVESTMENT OPTIONS EXPRESSED AS AN
 ANNUAL PERCENTAGE OF DAILY NET ASSETS
-------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT ANNUAL EXPENSES:/(8)/                          SERIES E
                                                                --------     -       -
Operations                                                      0.80%
Administration                                                  0.30%
Distribution                                                    0.20%
                                                                -----        -       -
Total separate account annual expenses ("Contract fee")         1.30%
-------------------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE EACH YEAR IF YOU FUND ANY OF THE
 FOLLOWING OPTIONAL BENEFITS
-------------------------------------------------------------------------------------------------
GUARANTEED MINIMUM DEATH BENEFIT CHARGE (Calculated as a
percentage of the applicable benefit base/(9)/. Deducted
annually/(10) /on each contract date anniversary for which
the benefit is in effect.)

   Return of Principal death benefit                            No Additional Charge

   Highest Anniversary Value death benefit                      0.35% (current and maximum)
-------------------------------------------------------------------------------------------------
RMD Wealth Guard death benefit

   Maximum Charge:                                              1.80%

   Current Charge/(11)/:                                        0.90%
-------------------------------------------------------------------------------------------------
"Greater of" death benefit

   Maximum Charge:                                              2.30%

   Current Charge/(12)/:                                        1.15%
-------------------------------------------------------------------------------------------------

                                   FEE TABLE

GUARANTEED MINIMUM INCOME BENEFIT CHARGE (Calculated as a percentage of the GMIB benefit base/(9)/. Deducted annually/(10)/ on each contract date anniversary for which the benefit is in effect.)

   Maximum Charge:                                             2.30%
   Current Charge/(12)/:                                       1.15%
-----------------------------------------------------------------------------

You also bear your proportionate share of all fees and expenses paid by a Portfolio that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses charged by any of the Portfolios that you will pay periodically during the time that you own the contract. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the prospectus for the Portfolio.


-----------------------------------------------------------------------------------------------------------------
 PORTFOLIO OPERATING EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY NET ASSETS
-----------------------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2014 (expenses that are deducted from                Lowest Highest
Portfolio assets including management fees, 12b-1 fees, service fees, and/or other expenses)/(*)/  0.62%  8.84%
-----------------------------------------------------------------------------------------------------------------


Notes:

(*)"Total Annual Portfolio Operating Expenses" are based, in part, on estimated amounts for options added during the fiscal year 2014, if applicable, and for the underlying Portfolios. Pursuant to a contract, AXA Equitable Funds Management Group, LLC has agreed to make payments or waive its management, administrative and other fees to limit the expenses of certain affiliated Portfolios through April 30, 2016 ("Expense Limitation Arrangement") (unless the Trust's Board of Trustees consents to an earlier revision or termination of this agreement). The Expense Limitation Arrangement may be terminated by AXA Equitable Funds Management Group, LLC at any time after April 30, 2016. The range of expenses in the table above does not include the effect of any Expense Limitation Arrangement. The range of expense in the table below includes the effect of the Expense Limitation Arrangements.


----------------------------------------------------------------------------------------------------------------------------
 PORTFOLIO OPERATING EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY NET ASSETS
----------------------------------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2014 after the effect of Expense Limitation Arrangements/(13)/  Lowest Highest
                                                                                                              0.62%  3.26%
----------------------------------------------------------------------------------------------------------------------------


   For complete information regarding the Expense Limitation Arrangements see the prospectuses for the underlying Portfolios.

(1)The current tax charge that might be imposed varies by jurisdiction and currently ranges from 0% to 3.5%.

(2)Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for transfers in excess of 12 transfers per contract year. We will charge no more than $35 for each transfer at the time each transfer is processed. See "Transfer charge" under "Charges that AXA Equitable deducts" in "Charges and expenses" later in this Prospectus.

(3)These charges may increase over time to cover our administrative costs. We may discontinue these services at any time.

(4)The sum of these charges will never exceed 2% of the amount disbursed or transferred.

(5)If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the administrative charge for that year.


(6)This charge is currently waived. This waiver may be discontinued at any time, with or without notice.

(7)During the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value. Thereafter, the charge, if applicable, is $30 for each contract year.

(8)In connection with the separate account annual expenses, these charges compensate us for certain risks we assume and expenses we incur under the contract. We expect to make a profit from these charges.

(9)The benefit base is not an account value or cash value. Your initial benefit base is equal to your initial contribution or transfer to the Protected Benefit account variable investment options and amounts in the Special DCA program designated for transfers to the Protected Benefit account variable investment options. Subsequent adjustments to the applicable benefit base and the investment performance of the Protected Benefit account may result in a "benefit base" that is significantly different from your total contributions or future transfers to, or account value in, the Protected Benefit account. See "Guaranteed minimum death benefits" and "Guaranteed minimum income benefit" in "Contract features and benefits" later in this Prospectus.

(10)If the contract is surrendered or annuitized, or a death benefit is paid, or the benefit is dropped (if applicable), on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.

(11)We reserve the right to increase or decrease this charge any time after your second contract date anniversary. See "RMD Wealth Guard death benefit charge" in "Charges and expenses" later in this Prospectus.

(12)We reserve the right to increase or decrease this charge any time after your second contract date anniversary. See "Guaranteed minimum income benefit charge" and "Greater of death benefit" in "Charges and expenses" later in this Prospectus.

(13)"Total Annual Portfolio Operating Expenses" are based, in part, on estimated amounts for options added during the fiscal year 2014, if applicable, and for the underlying portfolios. In addition, the "Lowest" represents the total annual operating expenses of the EQ/Equity 500 Index Portfolio. The "Highest" represents the total annual operating expenses of the Neuberger Berman Absolute Return Multi-Manager Portfolio. For more information, see the prospectuses for the Portfolios.

                                   FEE TABLE

EXAMPLES

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and underlying trust fees and expenses (including the underlying portfolio fees and expenses). These examples do not reflect charges for any special service you may request.


The first example below shows the expenses that a hypothetical contract owner (who has elected the "Greater of" death benefit with the Guaranteed minimum income benefit) would pay in the situations illustrated. This example uses an estimated average annual administrative charge based on anticipated sales and contract sizes, which results in an estimated annual administrative charge calculated as a percentage of contract value of 0.011%. As discussed immediately below, the example further assumes the highest minimum Deferral Roll-up rate of 8% is applied to the GMIB benefit base and Annual Roll-up to age 85 benefit base annually. The example assumes the maximum charges that would apply based on a 5% return for the "Greater of" death benefit and Guaranteed minimum income benefit, both of which are calculated as a percentage of each Guaranteed benefit's benefit base. The example also assumes there has not been a withdrawal from the Protected Benefit account.

In this example, we assume the highest minimum Deferral Roll-up rate of 8% that can be applied to the GMIB and Roll-up to age 85 benefit bases. Since the charges for the GMIB and "Greater of" death benefit are calculated as a percentage of their applicable benefit bases, the examples show the maximum charges under these assumptions. We reserve the right to declare a Deferral Roll-up rate in excess of 8%. A higher Deferral Roll-up rate could result in a higher GMIB benefit base and "Greater of" death benefit base. However, since we cannot predict how high your Deferral Roll-up rate might be, we have based the example on a Deferral Roll-up rate of 8%, which is the highest rate available under the Deferral Ten-Year Treasuries Formula Rate. See "Deferral Roll-up rate" under "Guaranteed minimum income benefit" in "Contract features and benefits."


Amounts allocated to the Special DCA program are not covered by these example. The annual administrative charge does apply to amounts allocated to the Special DCA program.


The example assumes that you invest $10,000 in the Protected Benefit account variable investment options for the time periods indicated, and that your investment has a 5% return each year. Other than the annual administrative charge and the charges for the Guaranteed benefits (which are described immediately above), the example also assumes separate account annual expenses and that amounts are allocated to the Protected Benefit account variable investment options that invest in Portfolios with (a) the maximum fees and expenses, and (b) the minimum fees and expenses (before expense limitations). The example should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in each example is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions your costs would be:



                                               SERIES E
-------------------------------------------------------------------------------------
                                    WHETHER OR NOT YOU SURRENDER YOUR CONTRACT AT THE
                                    END OF THE APPLICABLE TIME PERIOD
-------------------------------------------------------------------------------------
                                    1 YEAR      3 YEARS      5 YEARS     10 YEARS
-------------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the
   Protected Benefit account
   investment options                $519       $1,907       $3,717       $9,017
-------------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the
   Protected Benefit account
   investment options                $495       $1,836       $3,606       $8,836
-------------------------------------------------------------------------------------



The next example shows the expenses that a hypothetical contract owner who has opted out of all optional benefits that have fees associated with them would pay in the situations illustrated. This example uses an estimated average annual administrative charge based on anticipated sales and contract sizes, which results in an estimated annual administrative charge calculated as a percentage of contract value of 0.011%.


The example assumes amounts are allocated to the most expensive and least expensive Portfolio. Amounts allocated to the guaranteed interest option and the Special DCA program are not covered by this example. The annual administrative charge does apply to amounts allocated to the guaranteed interest option and the Special DCA program.


The example assumes that you invest $10,000 in the Investment account variable investment options for the time periods indicated, and that your investment has a 5% return each year. Other than the annual administrative charge (which is described immediately above), the example also assumes maximum contract charges and total annual expenses of the Portfolios (before expense limitations) invested in by the Investment account variable investment options set forth in the previous chart. The example should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in the example is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions your costs would be:



                                               SERIES E
-------------------------------------------------------------------------------------
                                    WHETHER OR NOT YOU SURRENDER YOUR CONTRACT AT THE
                                    END OF THE APPLICABLE TIME PERIOD
-------------------------------------------------------------------------------------
                                    1 YEAR      3 YEARS      5 YEARS     10 YEARS
-------------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the
   Portfolios                       $1,066      $3,020       $4,759       $8,316
-------------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the
   Portfolios                       $  203      $  626       $1,076       $2,321
-------------------------------------------------------------------------------------

                                   FEE TABLE

For information on how your contract works under certain hypothetical circumstances, please see Appendix IV at the end of this Prospectus.

CONDENSED FINANCIAL INFORMATION

Please see Appendix XI at the end of this Prospectus and Appendix I at the end of the Statement of Additional Information for the unit values and the number of units outstanding as of the end of the periods shown for each of the variable investment options available as of December 31, 2014.

                                   FEE TABLE

1. Contract features and benefits


--------------------------------------------------------------------------------

HOW YOU CAN PURCHASE AND CONTRIBUTE TO YOUR CONTRACT


You may purchase a contract by making payments to us that we call "contributions." Only full exchanges, rollovers or transfers from a Prior Contract are permitted as contributions. No other source of contributions are permitted. Partial exchanges, rollovers or transfers are not permitted as contributions. In addition, subsequent contributions can only be made through full exchanges, rollovers, or transfers from a Prior Contract. As a result you may not be able to make subsequent contributions to your contract. See Retirement Cornerstone(R) Series E at a glance -- key features" earlier in this Prospectus for more information. The tables in Appendix IX later in this Prospectus summarize our current rules regarding contributions to your contract, which are subject to change. Both the owner and annuitant named in the contract must meet the issue age requirements shown in the table and contributions are based on the age of the older of the original owner and annuitant. We can refuse to accept an application from you or any contribution from you at any time, including after you purchase the contract.


--------------------------------------------------------------------------------
WE RESERVE THE RIGHT TO CHANGE OUR CURRENT LIMITATIONS ON YOUR CONTRIBUTIONS
AND TO DISCONTINUE ACCEPTANCE OF CONTRIBUTIONS.
--------------------------------------------------------------------------------

We currently do not accept any contribution to your contract if: (i) the sum of all contributions under all Accumulator(R) Series and Retirement Cornerstone(R) Series contracts with the same owner or annuitant would then total more than $1,500,000, or (ii) the aggregate contributions under all AXA Equitable annuity accumulation contracts with the same owner or annuitant would then total more than $2,500,000. We may waive these and other contribution limitations based on certain criteria that we determine, including Guaranteed benefits, issue age, aggregate contributions, variable investment option allocations and selling broker-dealer compensation. These and other contribution limitations may not be applicable in your state. For a state-by-state description of all material variations of the contracts, see Appendix V later in this Prospectus.

You may not contribute or transfer more than $1,500,000 to your Protected Benefit account variable investment options and the Special DCA program with amounts designated for the Protected Benefit account variable investment options.

Once a withdrawal is taken from your Protected Benefit account, you cannot make additional contributions to your Protected Benefit account, either directly or through a new Special DCA program. You may, however, be able to continue to make transfers from your Investment account to the Protected Benefit account variable investment options until such time you make a subsequent contribution to your Investment account. Scheduled transfers from an existing Special DCA program will continue through to the program's conclusion.

We may accept less than the minimum initial contribution under a contract if an aggregate amount of Retirement Cornerstone(R) Series contracts, respectively, purchased at the same time by an individual (including spouse) meet the minimum.
--------------------------------------------------------------------------------
THE "OWNER" IS THE PERSON WHO IS THE NAMED OWNER IN THE CONTRACT AND, IF AN INDIVIDUAL, IS THE MEASURING LIFE FOR DETERMINING CONTRACT BENEFITS. THE "ANNUITANT" IS THE PERSON WHO IS THE MEASURING LIFE FOR DETERMINING THE CONTRACT'S MATURITY DATE. THE ANNUITANT IS NOT NECESSARILY THE CONTRACT OWNER. WHERE THE OWNER OF A CONTRACT IS NON-NATURAL, THE ANNUITANT IS THE MEASURING LIFE FOR DETERMINING CONTRACT BENEFITS.
--------------------------------------------------------------------------------

Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to:

..   Change our contribution requirements and limitations and our transfer rules, including to:

   -- increase or decrease our minimum contribution requirements and increase or decrease our maximum contribution limitations;

   -- discontinue the acceptance of subsequent contributions to the contract;

   -- discontinue the acceptance of subsequent contributions and/or transfers into one or more of the variable investment options and/or guaranteed interest option; and

   -- discontinue the acceptance of subsequent contributions and/or transfers into the Protected Benefit account variable investment options.

..   Default certain contributions and transfers designated for a Protected
    Benefit account variable investment option(s) to the corresponding Investment account variable investment option(s), which invests in the same underlying Portfolio(s). See "Rebalancing among your Protected Benefit account variable investment options" under "Allocating your contributions" later in this section.

..   Further limit the number of variable investment options you may invest in at any one time.

..   Limit or terminate new contributions or transfers to an investment option.

WE RESERVE THE RIGHT IN OUR SOLE DISCRETION TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE LIMITATIONS ON CONTRIBUTIONS AND TRANSFERS INTO THE CONTRACT AND/OR CERTAIN INVESTMENT OPTIONS. IF YOU HAVE ONE OR MORE GUARANTEED BENEFITS AND WE EXERCISE OUR RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE ADDITIONAL LIMITATIONS ON, CONTRIBUTIONS TO THE CONTRACT AND/OR CONTRIBUTIONS AND/OR TRANSFERS INTO THE PROTECTED BENEFIT ACCOUNT VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS MEANS THAT IF YOU HAVE NOT YET ALLOCATED AMOUNTS TO THE PROTECTED BENEFIT ACCOUNT VARIABLE INVESTMENT OPTIONS, YOU MAY NOT BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS ALSO MEANS THAT IF YOU HAVE ALREADY FUNDED YOUR GUARANTEED BENEFITS BY ALLOCATING AMOUNTS TO THE PROTECTED BENEFIT ACCOUNT VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO INCREASE YOUR PROTECTED BENEFIT ACCOUNT VALUE AND THE BENEFIT BASES ASSOCIATED WITH YOUR GUARANTEED BENEFITS THROUGH CONTRIBUTIONS AND TRANSFERS.

                        CONTRACT FEATURES AND BENEFITS

OWNER AND ANNUITANT REQUIREMENTS

Under NQ contracts, the annuitant can be different from the owner. Only natural persons can be joint owners. This means that an entity such as a corporation cannot be a joint owner. We also reserve the right to prohibit availability of this contract to other non-natural owners.

For NQ contracts (with a single owner, joint owners, or a non-natural owner) we permit the naming of joint annuitants only when the contract is purchased through an exchange that is intended not to be taxable under Section 1035 of the Internal Revenue Code and only where the joint annuitants are spouses.


Owners which are not individuals are required to document their status to avoid 30% FATCA withholding from U.S.-source income.


Under all IRA contracts, the owner and annuitant must be the same person. In some cases, an IRA contract may be held in a custodial individual retirement account for the benefit of the individual annuitant.


For the Spousal continuation feature to apply, the spouses must either be joint owners, or, for Single owner contracts, the surviving spouse must be the sole primary beneficiary. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules. Certain same-sex civil union and domestic partners may not be eligible for tax benefits under federal law and in some circumstances will be required to take post-death distributions that dilute or eliminate the value of the contractual benefit.


In general, we will not permit a contract to be owned by a minor unless it is pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act in your state.

Under QP contracts, the owner must be the qualified plan trust and the annuitant must be a plan participant/employee. The term "QP contracts" used in this Prospectus refers to QPDB and/or QPDC contracts. See Appendix II at the end of this Prospectus for more information regarding QP contracts.

Certain benefits under your contract, as described in this Prospectus, are based on the age of the owner. If the owner of the contract is not a natural person, these benefits will be based on the age of the annuitant. Under QP contracts, all benefits are based on the age of the annuitant. In this Prospectus, when we use the terms OWNER and JOINT OWNER, we intend these to be references to ANNUITANT and JOINT ANNUITANT, respectively, if the contract has a non-natural owner. Unless otherwise stated, if the contract is jointly owned or is issued to a non-natural owner, benefits are based on the age of the older joint owner or older joint annuitant, as applicable.

PURCHASE CONSIDERATIONS FOR A CHARITABLE REMAINDER TRUST

If you are purchasing the contract to fund a charitable remainder trust and allocate any account value to the Protected Benefit account, you should strongly consider "split-funding": that is, the trust holds investments in addition to this Retirement Cornerstone(R) Series E contract. Charitable remainder trusts are required to make specific distributions. The charitable remainder trust annual distribution requirement may be equal to a percentage of the donated amount or a percentage of the current value of the donated amount. The required distribution may have an adverse impact on the value of your Guaranteed benefits.

HOW YOU CAN MAKE YOUR CONTRIBUTIONS


The only source of contributions that are permitted to fund a Retirement Cornerstone(R) Series E contract are from full exchanges, rollovers or transfers from a Prior Contract. See "Exchange Program" earlier in this Prospectus in "Retirement Cornerstone(R) Series E at a glance -- key features". You will remain invested in your Prior Contract while AXA Advisors LLC ("AXA Advisors") ensures your application is complete and that suitability standards are met. Upon successful completion of this review, AXA Advisors will transmit your application to us, so that we can consider your application for processing.

--------------------------------------------------------------------------------
THE "CONTRACT DATE" IS THE EFFECTIVE DATE OF A CONTRACT. YOUR CONTRACT DATE
WILL BE SHOWN IN YOUR CONTRACT. THE 12 MONTH PERIOD BEGINNING ON YOUR CONTRACT DATE AND EACH 12 MONTH PERIOD AFTER THAT DATE IS A "CONTRACT YEAR." THE END OF EACH 12 MONTH PERIOD IS YOUR "CONTRACT DATE ANNIVERSARY." FOR EXAMPLE, IF YOUR CONTRACT DATE IS MAY 1, YOUR CONTRACT DATE ANNIVERSARY IS APRIL 30.
--------------------------------------------------------------------------------

If your application is in good order when we receive it for application processing purposes, your Prior Contract will be exchanged for a Retirement Cornerstone(R) Series E contract at the price calculated at the close of that business day (or at the price calculated at the close of the next business day if we receive your application on a non-business day). If any information we require to issue your contract is missing or unclear, you will remain invested in your Prior Contract while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then cancel your exchange request unless you or your financial professional acting on your behalf, specifically direct us to keep your exchange request until we receive the required information. If we have not received the information we require within 30 days, we will cancel your exchange request. Your Prior Contract will be exchanged for a Retirement Cornerstone(R) Series E contract as of the price calculated at the close of the business day we receive the missing information. Although we require an application from you, we will import data that we have in our records regarding the Prior Contract in issuing this contract. If there is a conflict between the data that we have in our records regarding the Prior Contract and the information on your application, we will not consider the application in good order as discussed above. For more information on a "Prior Contract", see "Exchange Program" in "Retirement Cornerstone(R) Series E at a glance--key features" earlier in this Prospectus.


--------------------------------------------------------------------------------
OUR "BUSINESS DAY" IS GENERALLY ANY DAY THE NEW YORK STOCK EXCHANGE IS OPEN FOR REGULAR TRADING AND GENERALLY ENDS AT 4:00 P.M. EASTERN TIME (OR AS OF AN EARLIER CLOSE OF REGULAR TRADING). A BUSINESS DAY DOES NOT INCLUDE A DAY ON WHICH WE ARE NOT OPEN DUE TO EMERGENCY CONDITIONS DETERMINED BY THE SECURITIES AND EXCHANGE COMMISSION. WE MAY ALSO CLOSE EARLY DUE TO SUCH EMERGENCY CONDITIONS. FOR MORE INFORMATION ABOUT OUR BUSINESS DAY AND OUR PRICING OF TRANSACTIONS, PLEASE SEE "DATES AND PRICES AT WHICH CONTRACT EVENTS OCCUR" IN "MORE INFORMATION" LATER IN THIS PROSPECTUS.
--------------------------------------------------------------------------------

WHAT ARE YOUR INVESTMENT OPTIONS UNDER THE CONTRACT?

Your investment options are the following:

..   Protected Benefit account variable investment options (used to fund
    Guaranteed benefits)

                        CONTRACT FEATURES AND BENEFITS

..   Investment account variable investment options

..   Guaranteed interest option

..   the account for special dollar cost averaging


As noted throughout this Prospectus, you may elect the GMIB at the time you apply for your contract. The Return of Principal death benefit and the "Greater of" death benefit can only be elected in combination with the GMIB. The Highest Anniversary Value death benefit can be elected with or without selecting the GMIB. If you elect the GMIB and do not elect a guaranteed minimum death benefit, you will automatically receive the Return of Principal death benefit. The RMD Wealth Guard death benefit cannot be elected in combination with the GMIB. Your Guaranteed benefits do not need to be funded at issue. Also, any applicable charges will not be assessed until you fund your Protected Benefit account. The Protected Benefit account variable investment options are used to fund these benefits.


Only amounts you allocate to the Protected Benefit account variable investment options and amounts in the Special DCA program designated for future transfers to the Protected Benefit account variable investment options will fund your Guaranteed benefits. These amounts will be included in the respective benefit bases of your Guaranteed benefits and will become part of your Protected Benefit account value. All amounts allocated to the Protected Benefit account variable investment options and amounts in the Special DCA program designated for Protected Benefit account variable investment options are subject to the terms and conditions of the Guaranteed benefits under your contract.

If you allocate to investment options available to fund your Guaranteed benefits, you may later decide to change your allocation instructions in order to increase, decrease or stop the funding of your Guaranteed benefits. Also, if you have a Guaranteed benefit, there is no requirement that you must fund it either at issue or on any future date.

IF YOU HAVE A GUARANTEED BENEFIT AND ALLOCATE ANY AMOUNT TO THE PROTECTED BENEFIT ACCOUNT VARIABLE INVESTMENT OPTIONS OR THE SPECIAL DCA PROGRAM WITH AMOUNTS DESIGNATED FOR FUTURE TRANSFERS TO THE PROTECTED BENEFIT ACCOUNT VARIABLE INVESTMENT OPTIONS, YOU ARE FUNDING THE GUARANTEED BENEFITS UNDER YOUR CONTRACT. NO OTHER ACTION IS REQUIRED OF YOU. IF YOU DO NOT WISH TO FUND A GUARANTEED BENEFIT, YOU SHOULD NOT ALLOCATE CONTRIBUTIONS OR MAKE TRANSFERS TO YOUR PROTECTED BENEFIT ACCOUNT. SEE "ALLOCATING YOUR CONTRIBUTIONS" LATER IN THIS PROSPECTUS.

Once you allocate amounts to the Protected Benefit account variable investment options, such amounts may be transferred among the Protected Benefit account variable investment options, but may not be transferred to the Investment account variable investment options or the guaranteed interest option. In addition, we may at any time exercise our right to limit or terminate transfers into any of the variable investment options. For more information, see "Transferring your money among investment options" later in this Prospectus.

The table below shows the current Protected Benefit account variable investment options and Investment account variable investment options available to you. It is important to note that the Protected Benefit account variable investment options (with the exception of the AXA Ultra Conservative Strategy) are also available as Investment account variable investment options. The Protected Benefit account variable investment options invest in the same Portfolios as the corresponding Investment account variable investment options.

PROTECTED BENEFIT ACCOUNT VARIABLE INVESTMENT OPTIONS
--------------------------------------------------------------------------------
.. AXA Aggressive Strategy
.. AXA Balanced Strategy
.. AXA Conservative Growth Strategy
.. AXA Conservative Strategy
.. AXA Growth Strategy
.. AXA Moderate Growth Strategy
.. AXA Ultra Conservative Strategy/(1)/

.. AXA/AB Dynamic Growth
.. AXA/AB Dynamic Moderate Growth
.. AXA/Goldman Sachs Strategic Allocation
.. AXA/Invesco Strategic Allocation

--------------------------------------------------------------------------------
(1)The AXA Ultra Conservative Strategy investment option is part of the asset transfer program. You may not directly allocate a contribution to or request a transfer of account value into this investment option.

INVESTMENT ACCOUNT VARIABLE INVESTMENT OPTIONS
--------------------------------------------------------------------------------

.. 7Twelve/TM/ Balanced Portfolio
.. All Asset Growth - Alt 20
.. All Asset Aggressive - Alt 25
.. All Asset Moderate Growth - Alt 15
.. AB VPS International Growth
.. American Century VP Mid Cap Value
.. American Funds Insurance Series(R) Bond Fund/SM/
.. American Funds Insurance Series(R) Global Small Capitalization Fund/SM/ .. American Funds Insurance Series(R) New World Fund(R)
.. AXA/AB Dynamic Growth
.. AXA/AB Dynamic Moderate Growth
.. AXA/AB Small Cap Growth
.. AXA/DoubleLine Opportunistic Core Plus Bond
.. AXA/Goldman Sachs Strategic Allocation
.. AXA/Invesco Strategic Allocation
.. AXA Aggressive Strategy
.. AXA Balanced Strategy
.. AXA Conservative Growth Strategy
.. AXA Conservative Strategy
.. AXA Growth Strategy
.. AXA International Core Managed Volatility
.. AXA Large Cap Value Managed Volatility
.. AXA/Loomis Sayles Growth
.. AXA Mid Cap Value Managed Volatility
.. AXA Moderate Allocation
.. AXA Moderate Growth Strategy
.. AXA Natural Resources
.. BlackRock Global Allocation V.I. Fund
.. BlackRock Large(R) Cap Growth V.I. Fund
.. Charter/SM/ Alternative100 Moderate
.. Charter/SM/ International Moderate
.. Charter/SM/ Moderate
.. Charter/SM/ Moderate Growth
.. Charter/SM/ Real Assets
.. Charter/SM/ Small Cap Value
.. ClearBridge Variable Aggressive Growth
.. ClearBridge Variable Appreciation
.. ClearBridge Variable Dividend Strategy
.. ClearBridge Variable Mid Cap Core
.. EQ/BlackRock Basic Value Equity
.. EQ/Boston Advisors Equity Income
.. EQ/Common Stock Index
.. EQ/Core Bond Index
.. EQ/Equity 500 Index
.. EQ/Emerging Markets Equity PLUS
.. EQ/GAMCO Mergers and Acquisitions
.. EQ/GAMCO Small Company Value
.. EQ/High Yield Bond
.. EQ/Intermediate Government Bond
.. EQ/International Equity Index
.. EQ/Invesco Comstock
.. EQ/Large Cap Growth Index
.. EQ/Large Cap Value Index
.. EQ/MFS International Growth
.. EQ/Mid Cap Index
.. EQ/Money Market
.. EQ/Morgan Stanley Mid Cap Growth
.. EQ/Oppenheimer Global


.. EQ/PIMCO Global Real Return
.. EQ/PIMCO Ultra Short Bond
.. EQ/Real Estate PLUS
.. EQ/Small Company Index
.. EQ/T. Rowe Price Growth Stock
.. Eaton Vance VT Floating-Rate Income
.. Fidelity(R) VIP Contrafund(R)
.. Fidelity(R) VIP Mid Cap
.. Fidelity(R) VIP Strategic Income
.. First Trust/Dow Jones Dividend & Income Allocation
.. First Trust Multi Income Allocation
.. Franklin Founding Funds Allocation VIP
.. Franklin Income VIP
.. Franklin Rising Dividends VIP
.. Franklin Strategic Income VIP
.. Goldman Sachs VIT Mid Cap Value
.. Hartford Capital Appreciation HLS
.. Hartford Growth Opportunities HLS
.. Invesco V.I. Diversified Dividend
.. Invesco V.I. Equity and Income Fund
.. Invesco V.I. Global Real Estate
.. Invesco V.I. High Yield
.. Invesco V.I. International Growth
.. Invesco V.I. Mid Cap Core Equity
.. Invesco V.I. Small Cap Equity
.. Ivy Funds VIP Asset Strategy
.. Ivy Funds VIP Dividend Opportunities
.. Ivy Funds VIP Energy
.. Ivy Funds VIP Global Natural Resources
.. Ivy Funds VIP High Income
.. Ivy Funds VIP Mid Cap Growth
.. Ivy Funds VIP Science and Technology
.. Ivy Funds VIP Small Cap Growth
.. Lazard Retirement Emerging Markets Equity
.. Legg Mason BW Absolute Return Opportunities VIT
.. Lord Abbett Bond Debenture
.. MFS(R) International Value
.. MFS(R) Investors Trust Series
.. MFS(R) Massachusetts Investors Growth Stock
.. MFS(R) Utilities Series
.. Multimanager Aggressive Equity
.. Multimanager Mid Cap Growth
.. Multimanager Mid Cap Value
.. Multimanager Technology
.. Neuberger Berman Absolute Return Multi-Manager
.. Neuberger Berman International Equity
.. PIMCO CommodityRealReturn(R) Strategy
.. PIMCO Real Return
.. PIMCO Total Return
.. ProFund VP Biotechnology
.. Putnam VT Diversified Income
.. QS Legg Mason Dynamic Multi-Strategy VIT
.. T.Rowe Price Health Sciences Portfolio II
.. Templeton Developing Markets VIP
.. Templeton Global Bond VIP
.. Van Eck VIP Global Hard Assets

--------------------------------------------------------------------------------

If you decide to participate in the Special DCA program, any amounts allocated to the program that are designated for future transfers to the Protected Benefit account variable investment options will be included in the Protected Benefit account value. Any amounts allocated to the Special DCA program that are designated for future transfers to

                        CONTRACT FEATURES AND BENEFITS
the Investment account variable investment options and the guaranteed interest option will be included in your Investment account value. As discussed later in this section, the Special DCA program allows you to gradually allocate amounts to available investment options through periodic transfers. You can allocate to either or both Investment account and Protected Benefit account variable investment options as part of your Special DCA program. See "Allocating your contributions" later in this section.

VARIABLE INVESTMENT OPTIONS

Your investment results in any one of the variable investment options will depend on the investment performance of the underlying Portfolios. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option. Listed below are the currently available Portfolios, their investment objectives their investment manager(s) and/or sub-adviser(s). We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the variable investment options (including the Protected Benefit account variable investment options) and to limit the number of variable investment options which you may select.

                        CONTRACT FEATURES AND BENEFITS

PORTFOLIOS OF THE TRUSTS


We offer both affiliated and unaffiliated Trusts, which in turn offer one or more Portfolios. AXA Equitable Funds Management Group, LLC, ("AXA FMG") a wholly owned subsidiary of AXA Equitable, serves as the investment manager of the Portfolios of AXA Premier VIP Trust and EQ Advisors Trust. For some affiliated Portfolios, AXA FMG has entered into sub-advisory agreements with one or more investment advisers (the "sub-advisers") to carry out the day-to-day investment decisions for the Portfolios. As such, among other responsibilities, AXA FMG oversees the activities of the sub-advisers with respect to the Trusts and is responsible for retaining or discontinuing the services of those sub-advisers. The chart below indicates the sub-adviser(s) for each Portfolio, if any. The chart below also shows the currently available Portfolios and their investment objectives.

You should be aware that AXA Advisors may directly or indirectly receive 12b-1 fees from affiliated Portfolios for providing certain distribution and/or shareholder support services. These fees will not exceed 0.25% of the Portfolios' average daily net assets. The affiliated Portfolios' sub-advisers and/or their affiliates may also contribute to the cost of expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the sub-advisers' respective Portfolios. In addition, AXA FMG receives management fees and administrative fees in connection with the services it provides to the affiliated Portfolios. As such, it is generally more profitable for us to offer affiliated Portfolios than to offer unaffiliated Portfolios.


AXA Equitable or AXA Advisors may directly or indirectly receive 12b-1 fees and additional payments from certain unaffiliated Portfolios, their advisers, sub-advisers, distributors or affiliates, for providing certain administrative, marketing, distribution and/or shareholder support services. These fees and payments range from 0% to 0.60% of the unaffiliated Portfolios' average daily net assets. AXA Advisors may also receive payments from the advisers or sub-advisers of the unaffiliated Portfolios or their affiliates for certain distribution services, including expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the advisers' respective Portfolios.

As a contract owner, you may bear the costs of some or all of these fees and payments through your indirect investment in the Portfolios. (See the Portfolios' prospectuses for more information.) These fees and payments, as well as the Portfolios' investment management fees and administrative expenses, will reduce the underlying Portfolios' investment returns. AXA Equitable may profit from these fees and payments. AXA Equitable considers the availability of these fees and payment arrangements during the selection process for the underlying Portfolios. These fees and payment arrangements may create an incentive for us to select Portfolios (and classes of shares of Portfolios) that pay us higher amounts.

Some affiliated Portfolios invest in other affiliated Portfolios ("the AXA Fund of Fund Portfolios"). The AXA Fund of Fund Portfolios offer contract owners a convenient opportunity to invest in other Portfolios that are managed and have been selected for inclusion in the AXA Fund of Fund Portfolios by AXA FMG. AXA Advisors, an affiliated broker-dealer of AXA Equitable, may promote the benefits of such Portfolios to contract owners and/or suggest that contract owners consider whether allocating some or all of their account value to such Portfolios is consistent with their desired investment objectives. In doing so, AXA Equitable, and/or its affiliates, may be subject to conflicts of interest insofar as AXA Equitable may derive greater revenues from the AXA Fund of Fund Portfolios than certain other Portfolios available to you under your contract. Please see "Allocating your contributions" later in this section for more information about your role in managing your allocations.

As described in more detail in the Portfolio prospectuses, the AXA Managed Volatility Portfolios may utilize a proprietary volatility management strategy developed by AXA FMG (the "AXA volatility management strategy"), and, in addition, certain AXA Fund of Fund Portfolios may invest in affiliated Portfolios that utilize this strategy. The AXA volatility management strategy uses futures and options, such as exchange-traded futures and options contracts on securities indices, to reduce the Portfolio's equity exposure during periods when certain market indicators indicate that market volatility is above specific thresholds set for the Portfolio. When market volatility is increasing above the specific thresholds set for a Portfolio utilizing the AXA volatility management strategy, the manager of the Portfolio may reduce equity exposure. Although this strategy is intended to reduce the overall risk of investing in the Portfolio, it may not effectively protect the Portfolio from market declines and may increase its losses. Further, during such times, the Portfolio's exposure to equity securities may be less than that of a traditional equity portfolio. This may limit the Portfolio's participation in market gains and result in periods of underperformance, including those periods when the specified benchmark index is appreciating, but market volatility is high. It may also impact the value of certain guaranteed benefits, as discussed below.


The AXA Managed Volatility Portfolios that include the AXA volatility management strategy as part of their investment objective and/or principal investment strategy, and the AXA Fund of Fund Portfolios that invest in Portfolios that use the AXA volatility management strategy, are identified below in the chart by a "(check mark)" under the column entitled "Volatility Management."


You should be aware that having the GMIB and/or certain other guaranteed benefits limits your ability to invest in some of the variable investment options that would otherwise be available to you under the contract. In addition, if you have the GMIB, you are required to participate in the asset transfer program which moves account value between the AXA Ultra Conservative Strategy investment option and the variable investment options. See "Asset transfer program ("ATP")" in "Contract features and benefits" later in this prospectus. See "Allocating your contributions" under "Contract features and benefits" for more information about the investment restrictions under your contract.


Portfolios that utilize the AXA volatility management strategy (or, in the case of certain AXA Fund of Fund Portfolios, invest in other Portfolios that use the AXA volatility management strategy); investment option restrictions in connection with any guaranteed benefit that include these Portfolios; and the ATP are designed to reduce the overall volatility of your Total account value and provide you with risk-adjusted returns over time. The reduction in volatility helps us manage the risks associated with providing guaranteed benefits during times of high volatility in the equity market. During rising markets, the AXA volatility management strategy, however, could result in your Total account value rising less than would have been the case had you been invested in a Portfolio that does not utilize the AXA volatility management strategy (or, in the case of the AXA Fund of

                        CONTRACT FEATURES AND BENEFITS

Fund Portfolios, invest exclusively in other Portfolios that do not use the AXA volatility management strategy). This may effectively suppress the value of guaranteed benefit(s) that are eligible for periodic benefit base resets because your benefit base is available for resets only when your Protected Benefit account value is higher. Conversely, investing in investment options that feature a managed-volatility strategy may be helpful in a declining market when high market volatility triggers a reduction in the investment option's equity exposure because during these periods of high volatility, the risk of losses from investing in equity securities may increase. In these instances, your Total account value may decline less than would have been the case had you not been invested in investment options that feature a volatility management strategy.

Please see the underlying Portfolio prospectuses for more information in general, as well as more information about the AXA volatility management strategy. Please further note that certain other affiliated Portfolios, as well as unaffiliated Portfolios, may utilize volatility management techniques that differ from the AXA volatility management strategy. Affiliated Portfolios that utilize these volatility management techniques are identified below in the chart by a "(delta)" under the column entitled "Volatility Management." Any such unaffiliated Portfolio is not identified under "Volatility Management" below in the chart. Such techniques could also impact your Total account value and guaranteed benefit(s), if any, in the same manner described above. Please see the Portfolio prospectuses for more information about the Portfolios' objective and strategies.


Whether or not you elected a guaranteed benefit that requires you to participate in the ATP, you should be aware that operation of the predetermined mathematical formulas underpinning the ATP has the potential to adversely impact the Portfolios, including their performance, risk profile and expenses. Particularly during times of high market volatility, if the ATP triggers substantial asset flows into and out of a Portfolio, it could have the following effects on all contract owners invested in that Portfolio:

(a)By requiring a Portfolio sub-adviser to buy and sell large amounts of securities at inopportune times, a Portfolio's investment performance and the ability of the sub-adviser to fully implement the Portfolio's investment strategy could be negatively affected; and

(b)By generating higher turnover in its securities or other assets than it would have experienced without being impacted by the ATP, a Portfolio could incur higher operating expense ratios and transaction costs than comparable funds. In addition, even Portfolios structured as funds-of-funds that are not available for investment by contract owners who are subject to the ATP could also be impacted by the ATP if those Portfolios invest in underlying funds that are themselves subject to significant asset turnover caused by the ATP. Because the ATP formulas generate unique results for each contract, not all contract owners who are subject to the ATP will be affected by operation of the ATP in the same way. On any particular day on which the ATP is activated, some contract owners may have a portion of their account value transferred to the AXA Ultra Conservative Strategy investment option and others may not. If the ATP causes significant transfers of account value out of one or more Portfolios, any resulting negative effect on the performance of those Portfolios will be experienced to a greater extent by a contract owner (with or without the ATP) invested in those Portfolios whose account value was not subject to the transfers.


----------------------------------------------------------------------------------------------------------------
                                                                              INVESTMENT
                                                                              MANAGER (OR
 AXA PREMIER VIP                                                              SUB-ADVISER(S),      VOLATILITY
 TRUST PORTFOLIO NAME     SHARE CLASS  OBJECTIVE                              AS APPLICABLE)       MANAGEMENT
----------------------------------------------------------------------------------------------------------------
AXA MODERATE ALLOCATION    Class A     Seeks to achieve long-term capital     .   AXA Equitable    (check mark)
                                       appreciation and current income.           Funds
                                                                                  Management
                                                                                  Group, LLC
----------------------------------------------------------------------------------------------------------------
CHARTER/SM/ ALTERNATIVE    Class B     Seeks long-term capital appreciation.  .   AXA Equitable
  100 MODERATE                                                                    Funds
                                                                                  Management
                                                                                  Group, LLC
----------------------------------------------------------------------------------------------------------------
CHARTER/SM/                            Seeks long-term capital appreciation   .   AXA Equitable
  INTERNATIONAL MODERATE               and current income, with a greater         Funds
                                       emphasis on current income.                Management
                                                                                  Group, LLC
----------------------------------------------------------------------------------------------------------------
CHARTER/SM/ MODERATE       Class B     Seeks long-term capital appreciation   .   AXA Equitable
                                       and current income, with a greater         Funds
                                       emphasis on current income.                Management
                                                                                  Group, LLC
----------------------------------------------------------------------------------------------------------------
CHARTER/SM/ MODERATE       Class B     Seeks long-term capital appreciation   .   AXA Equitable
  GROWTH                               and current income, with a greater         Funds
                                       emphasis on current income.                Management
                                                                                  Group, LLC
----------------------------------------------------------------------------------------------------------------
CHARTER/SM/ REAL ASSETS    Class B     Seeks to achieve maximum real          .   AXA Equitable
                                       return.                                    Funds
                                                                                  Management
                                                                                  Group, LLC
----------------------------------------------------------------------------------------------------------------
CHARTER/SM/ SMALL CAP      Class B     Seeks to achieve long-term growth of   .   AXA Equitable
  VALUE                                capital.                                   Funds
                                                                                  Management
                                                                                  Group, LLC
----------------------------------------------------------------------------------------------------------------


                                                                             INVESTMENT MANAGER

 EQ ADVISORS                                                                 (OR SUB-ADVISER(S),
 TRUST PORTFOLIO                                                                                  VOLATILITY
 NAME/(*)/                SHARE CLASS  OBJECTIVE                             AS APPLICABLE)       MANAGEMENT
-------------------------------------------------------------------------------------------------------------
ALL ASSET AGGRESSIVE -     Class IB    Seeks long-term capital appreciation  .   AXA Equitable
  ALT 25                               and current income, with a greater        Funds
                                       emphasis on capital appreciation.         Management
                                                                                 Group, LLC
-------------------------------------------------------------------------------------------------------------
ALL ASSET GROWTH - ALT 20  Class IA    Seeks long-term capital appreciation  .   AXA Equitable
                                       and current income.                       Funds
                                                                                 Management
                                                                                 Group, LLC
-------------------------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

-----------------------------------------------------------------------------------------------------------------
                                                                              INVESTMENT MANAGER

 EQ ADVISORS                                                                  (OR SUB-ADVISER(S),
 TRUST PORTFOLIO                                                                                    VOLATILITY
 NAME/(*)/                SHARE CLASS  OBJECTIVE                              AS APPLICABLE)        MANAGEMENT
-----------------------------------------------------------------------------------------------------------------
ALL ASSET                  Class IB    Seeks long-term capital appreciation   .   AXA Equitable
  MODERATE GROWTH - ALT                and current income, with a greater         Funds
  15                                   emphasis on current income.                Management
                                                                                  Group, LLC
-----------------------------------------------------------------------------------------------------------------
AXA AGGRESSIVE             Class IB    Seeks long-term capital appreciation   .   AXA Equitable     (check mark)
  STRATEGY/(1)/                        and current income, with a greater         Funds
                                       emphasis on capital appreciation.          Management
                                                                                  Group, LLC
-----------------------------------------------------------------------------------------------------------------
AXA BALANCED               Class IB    Seeks long-term capital appreciation   .   AXA Equitable     (check mark)
  STRATEGY/(1)/                        and current income.                        Funds
                                                                                  Management
                                                                                  Group, LLC
-----------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE GROWTH    Class IB    Seeks current income and growth of     .   AXA Equitable     (check mark)
  STRATEGY/(1)/                        capital, with a greater emphasis on        Funds
                                       current income.                            Management
                                                                                  Group, LLC
-----------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE           Class IB    Seeks a high level of current income.  .   AXA Equitable     (check mark)
  STRATEGY/(1)/                                                                   Funds
                                                                                  Management
                                                                                  Group, LLC
-----------------------------------------------------------------------------------------------------------------
AXA GROWTH STRATEGY/(1)/   Class IB    Seeks long-term capital appreciation   .   AXA Equitable     (check mark)
                                       and current income, with a greater         Funds
                                       emphasis on capital appreciation.          Management
                                                                                  Group, LLC
-----------------------------------------------------------------------------------------------------------------
AXA MODERATE GROWTH        Class IB    Seeks long-term capital appreciation   .   AXA Equitable     (check mark)
  STRATEGY/(1)/                        and current income, with a greater         Funds
                                       emphasis on current income.                Management
                                                                                  Group, LLC
-----------------------------------------------------------------------------------------------------------------
AXA ULTRA CONSERVATIVE     Class IB    Seeks current income.                  .   AXA Equitable     (check mark)
  STRATEGY/(2)/                                                                   Funds
                                                                                  Management
                                                                                  Group, LLC
-----------------------------------------------------------------------------------------------------------------
AXA/AB DYNAMIC             Class IB    Seeks to achieve total return from     .                       (delta)
  GROWTH/(1)/                          long-term growth of capital and            AllianceBernstein
                                       income, with a greater emphasis on         L.P.
                                       growth of capital.
-----------------------------------------------------------------------------------------------------------------
AXA/AB DYNAMIC MODERATE    Class IB    Seeks to achieve total return from     .                       (delta)
  GROWTH/(1)/                          long-term growth of capital and            AllianceBernstein
                                       income.                                    L.P.
-----------------------------------------------------------------------------------------------------------------
AXA/AB SMALL CAP GROWTH    Class IA    Seeks to achieve long-term growth of   .
                                       capital.                                   AllianceBernstein
                                                                                  L.P.
-----------------------------------------------------------------------------------------------------------------
AXA/DOUBLELINE             Class IB    Seeks to maximize current income       .   DoubleLine
  OPPORTUNISTIC CORE                   and total return.                          Capital LP
  PLUS BOND
-----------------------------------------------------------------------------------------------------------------
AXA/GOLDMAN SACHS          Class IB    Seeks to achieve long term capital     .   Goldman Sachs       (delta)
  STRATEGIC                            appreciation under normal market           Asset
  ALLOCATION/(1)/                      conditions, while focusing on the          Management, L.P.
                                       preservation of capital in distressed
                                       market environments.
-----------------------------------------------------------------------------------------------------------------
AXA INTERNATIONAL CORE     Class IA    Seeks to achieve long-term growth of   .   AXA Equitable     (check mark)
  MANAGED VOLATILITY                   capital with an emphasis on risk-          Funds
                                       adjusted returns and managing              Management
                                       volatility in the Portfolio.               Group, LLC
                                                                              .   BlackRock
                                                                                  Investment
                                                                                  Management, LLC
                                                                              .   EARNEST
                                                                                  Partners, LLC
                                                                              .   Massachusetts
                                                                                  Financial
                                                                                  Services
                                                                                  Company d/b/a
                                                                                  MFS Investment
                                                                                  Management
                                                                              .   Hirayama
                                                                                  Investments, LLC
                                                                              .   WHV Investment
                                                                                  Management
-----------------------------------------------------------------------------------------------------------------
AXA/INVESCO STRATEGIC      Class IB    Seeks long-term capital appreciation   .   Invesco             (delta)
  ALLOCATION/(1)/                      while managing portfolio volatility.       Advisers, Inc.
-----------------------------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

--------------------------------------------------------------------------------------------------------------------
                                                                                 INVESTMENT MANAGER

 EQ ADVISORS                                                                     (OR SUB-ADVISER(S),
 TRUST PORTFOLIO                                                                                       VOLATILITY
 NAME/(*)/                SHARE CLASS  OBJECTIVE                                 AS APPLICABLE)        MANAGEMENT
--------------------------------------------------------------------------------------------------------------------
AXA LARGE CAP VALUE        Class IA    Seeks to achieve long-term growth of      .                     (check mark)
  MANAGED VOLATILITY                   capital with an emphasis on risk-             AllianceBernstein
                                       adjusted returns and managing                 L.P.
                                       volatility in the Portfolio.              .   AXA Equitable
                                                                                     Funds
                                                                                     Management
                                                                                     Group, LLC
                                                                                 .   BlackRock
                                                                                     Investment
                                                                                     Management, LLC
                                                                                 .   Massachusetts
                                                                                     Financial
                                                                                     Services
                                                                                     Company d/b/a
                                                                                     MFS Investment
                                                                                     Management
--------------------------------------------------------------------------------------------------------------------
AXA/LOOMIS SAYLES GROWTH   Class IA    Seeks to achieve capital appreciation.    .   Loomis, Sayles
                                                                                     & Company, L.P.
--------------------------------------------------------------------------------------------------------------------
AXA MID CAP VALUE          Class IA    Seeks to achieve long-term capital        .   AXA Equitable     (check mark)
  MANAGED VOLATILITY                   appreciation with an emphasis on risk         Funds
                                       adjusted returns and managing                 Management
                                       volatility in the Portfolio.                  Group, LLC
                                                                                 .   BlackRock
                                                                                     Investment
                                                                                     Management, LLC
                                                                                 .   Diamond Hill
                                                                                     Capital
                                                                                     Management, Inc.
                                                                                 .   Wellington
                                                                                     Management
                                                                                     Company, LLP
--------------------------------------------------------------------------------------------------------------------
AXA NATURAL RESOURCES      Class IB    Seeks to achieve long-term growth of      .
                                       capital.                                      AllianceBernstein
                                                                                     L.P.
--------------------------------------------------------------------------------------------------------------------
EQ/BLACKROCK BASIC VALUE   Class IA    Seeks to achieve capital appreciation     .   BlackRock
  EQUITY                               and secondarily, income.                      Investment
                                                                                     Management, LLC
--------------------------------------------------------------------------------------------------------------------
EQ/BOSTON ADVISORS         Class IA    Seeks a combination of growth and         .   Boston
  EQUITY INCOME                        income to achieve an above-average            Advisors, LLC
                                       and consistent total return.
--------------------------------------------------------------------------------------------------------------------
EQ/COMMON STOCK INDEX      Class IA    Seeks to achieve a total return before    .
                                       expenses that approximates the total          AllianceBernstein
                                       return performance of the Russell             L.P.
                                       3000(R) Index, including reinvestment
                                       of dividends, at a risk level consistent
                                       with that of the Russell 3000(R) Index.
--------------------------------------------------------------------------------------------------------------------
EQ/CORE BOND INDEX         Class IB    Seeks to achieve a total return before    .   SSgA Funds
                                       expenses that approximates the total          Management, Inc.
                                       return performance of the Barclays
                                       Intermediate U.S. Government/Credit
                                       Index, including reinvestment of
                                       dividends, at a risk level consistent
                                       with that of the Barclays Intermediate
                                       U.S. Government/Credit Index.
--------------------------------------------------------------------------------------------------------------------
EQ/EMERGING MARKETS        Class IB    Seeks to achieve long-term growth of      .
  EQUITY PLUS                          capital.                                      AllianceBernstein
                                                                                     L.P.
                                                                                 .   AXA Equitable
                                                                                     Funds
                                                                                     Management
                                                                                     Group, LLC
                                                                                 .   EARNEST
                                                                                     Partners, LLC
--------------------------------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX        Class IA    Seeks to achieve a total return before    .
                                       expenses that approximates the total          AllianceBernstein
                                       return performance of the Standard &          L.P.
                                       Poor's 500 Composite Stock Price In-
                                       dex, including reinvestment of divi-
                                       dends, at a risk level consistent with
                                       that of the Standard & Poor's 500
                                       Composite Stock Price Index.
--------------------------------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

-------------------------------------------------------------------------------------------------------------------
                                                                                  INVESTMENT MANAGER

 EQ ADVISORS                                                                      (OR SUB-ADVISER(S),
 TRUST PORTFOLIO                                                                                        VOLATILITY
 NAME/(*)/                SHARE CLASS  OBJECTIVE                                  AS APPLICABLE)        MANAGEMENT
-------------------------------------------------------------------------------------------------------------------
EQ/GAMCO MERGERS AND       Class IA    Seeks to achieve capital appreciation.     .   GAMCO Asset
  ACQUISITIONS                                                                        Management, Inc.
-------------------------------------------------------------------------------------------------------------------
EQ/GAMCO SMALL COMPANY     Class IA    Seeks to maximize capital                  .   GAMCO Asset
  VALUE                                appreciation.                                  Management, Inc.
-------------------------------------------------------------------------------------------------------------------
EQ/HIGH YIELD BOND         Class IB    Seeks to maximize current income.          .   AXA Equitable
                                                                                      Funds
                                                                                      Management
                                                                                      Group, LLC
                                                                                  .   AXA Investment
                                                                                      Managers, Inc.
                                                                                  .   Post Advisory
                                                                                      Group, LLP
-------------------------------------------------------------------------------------------------------------------
EQ/INTERMEDIATE            Class IB    Seeks to achieve a total return before     .   AXA Equitable
  GOVERNMENT BOND                      expenses that approximates the total           Funds
                                       return performance of the Barclays             Management
                                       Intermediate U.S. Government Bond              Group, LLC
                                       Index, including reinvestment of           .   SSgA Funds
                                       dividends, at a risk level consistent          Management, Inc.
                                       with that of the Barclays Intermediate
                                       U.S. Government Bond Index.
-------------------------------------------------------------------------------------------------------------------
EQ/INTERNATIONAL EQUITY    Class IA    Seeks to achieve a total return (before    .
  INDEX                                expenses) that approximates the total          AllianceBernstein
                                       return performance of a composite              L.P.
                                       index comprised of 40% DJ EURO
                                       STOXX 50 Index, 25% FTSE 100
                                       Index, 25% TOPIX Index, and 10%
                                       S&P/ASX 200 Index, including
                                       reinvestment of dividends, at a risk
                                       level consistent with that of the
                                       composite index.
-------------------------------------------------------------------------------------------------------------------
EQ/INVESCO COMSTOCK        Class IA    Seeks to achieve capital growth and        .   Invesco
                                       income.                                        Advisers, Inc.
-------------------------------------------------------------------------------------------------------------------
EQ/LARGE CAP GROWTH INDEX  Class IA    Seeks to achieve a total return before     .
                                       expenses that approximates the total           AllianceBernstein
                                       return performance of the                      L.P.
                                       Russell 1000(R) Growth Index, including
                                       reinvestment of dividends at a risk level
                                       consistent with that of the Russell
                                       1000(R) Growth Index.
-------------------------------------------------------------------------------------------------------------------
EQ/LARGE CAP VALUE INDEX   Class IA    Seeks to achieve a total return before     .   SSgA Funds
                                       expenses that approximates the total           Management, Inc.
                                       return performance of the Russell
                                       1000(R) Value Index, including
                                       reinvestment of dividends, at a risk
                                       level consistent with that of the Russell
                                       1000(R) Value Index.
-------------------------------------------------------------------------------------------------------------------
EQ/MFS INTERNATIONAL       Class IA    Seeks to achieve capital appreciation.     .   Massachusetts
  GROWTH                                                                              Financial
                                                                                      Services
                                                                                      Company d/b/a
                                                                                      MFS Investment
                                                                                      Management
-------------------------------------------------------------------------------------------------------------------
EQ/MID CAP INDEX           Class IA    Seeks to achieve a total return before     .   SSgA Funds
                                       expenses that approximates the total           Management, Inc.
                                       return performance of the S&P Mid
                                       Cap 400 Index, including reinvestment
                                       of dividends, at a risk level consistent
                                       with that of the S&P Mid Cap 400
                                       Index.
-------------------------------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

-------------------------------------------------------------------------------------------------------------------------
                                                                                INVESTMENT MANAGER

 EQ ADVISORS                                                                    (OR SUB-ADVISER(S),
 TRUST PORTFOLIO                                                                                              VOLATILITY
 NAME/(*)/                SHARE CLASS  OBJECTIVE                                AS APPLICABLE)                MANAGEMENT
-------------------------------------------------------------------------------------------------------------------------
EQ/MONEY MARKET            Class IA    Seeks to obtain a high level of current  .   The Dreyfus
                                       income, preserve its assets and              Corporation
                                       maintain liquidity.
-------------------------------------------------------------------------------------------------------------------------
EQ/MORGAN STANLEY MID      Class IA    Seeks to achieve capital growth.         .
  CAP GROWTH                                                                        Morgan Stanley Investment
                                                                                    Management Inc.
-------------------------------------------------------------------------------------------------------------------------
EQ/OPPENHEIMER GLOBAL      Class IA    Seeks to achieve capital appreciation.   .
                                                                                    OppenheimerFunds,
                                                                                    Inc.
-------------------------------------------------------------------------------------------------------------------------
EQ/PIMCO GLOBAL REAL       Class IB    Seeks to achieve maximum real            .   Pacific
  RETURN                               return, consistent with preservation of      Investment
                                       capital and prudent investment               Management
                                       management.                                  Company LLC
-------------------------------------------------------------------------------------------------------------------------
EQ/PIMCO ULTRA SHORT BOND  Class IA    Seeks to generate a return in excess     .   Pacific
                                       of traditional money market products         Investment
                                       while maintaining an emphasis on             Management
                                       preservation of capital and liquidity.       Company LLC
-------------------------------------------------------------------------------------------------------------------------
EQ/REAL ESTATE PLUS        Class IB    Seeks to provide long-term capital       .
                                       appreciation and current income.             AllianceBernstein
                                                                                    L.P.
                                                                                .   AXA Equitable
                                                                                    Funds
                                                                                    Management
                                                                                    Group, LLC
                                                                                .   Pacific
                                                                                    Investment
                                                                                    Management
                                                                                    Company LLC
-------------------------------------------------------------------------------------------------------------------------
EQ/SMALL COMPANY INDEX     Class IA    Seeks to replicate as closely as         .
                                       possible (before expenses) the total         AllianceBernstein
                                       return of the Russell 2000(R) Index.         L.P.
-------------------------------------------------------------------------------------------------------------------------
EQ/T. ROWE PRICE GROWTH    Class IA    Seeks to achieve long-term capital       .   T. Rowe Price
  STOCK                                appreciation and secondarily, income.        Associates, Inc.
-------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER AGGRESSIVE    Class IB    Seeks to achieve long-term growth of     .
  EQUITY                               capital.                                     AllianceBernstein
                                                                                    L.P.
                                                                                .   AXA Equitable
                                                                                    Funds
                                                                                    Management
                                                                                    Group, LLC
                                                                                .   ClearBridge
                                                                                    Investments, LLC
                                                                                .   Marsico Capital
                                                                                    Management, LLC
                                                                                .   Scotia
                                                                                    Institutional
                                                                                    Management US,
                                                                                    Ltd.
                                                                                .   T. Rowe Price
                                                                                    Associates, Inc.
                                                                                .   Westfield
                                                                                    Capital
                                                                                    Management
                                                                                    Company, L.P.
-------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER MID CAP       Class IB    Seeks to achieve long-term growth of     .
  GROWTH                               capital.                                     AllianceBernstein
                                                                                    L.P.
                                                                                .   AXA Equitable
                                                                                    Funds
                                                                                    Management
                                                                                    Group, LLC
                                                                                .
                                                                                    BlackRock Investment
                                                                                    Management, LLC
                                                                                .   Franklin
                                                                                    Advisers, Inc.
                                                                                .
                                                                                    Wellington Management
                                                                                    Company, LLP
-------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER MID CAP       Class IB    Seeks to achieve long-term growth of     .   AXA Equitable
  VALUE                                capital.                                     Funds
                                                                                    Management
                                                                                    Group, LLC
                                                                                .   BlackRock
                                                                                    Investment
                                                                                    Management, LLC
                                                                                .   Diamond Hill
                                                                                    Capital
                                                                                    Management, Inc.
                                                                                .   Knightsbridge
                                                                                    Asset
                                                                                    Management, LLC
                                                                                .   Lord, Abbett &
                                                                                    Co. LLC
-------------------------------------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

-------------------------------------------------------------------------------------------------------------
 EQ ADVISORS                                                                 INVESTMENT MANAGER
 TRUST PORTFOLIO                                                              (OR SUB-ADVISER(S), VOLATILITY
 NAME/(*)/                SHARE CLASS  OBJECTIVE                              AS APPLICABLE)      MANAGEMENT
-------------------------------------------------------------------------------------------------------------
MULTIMANAGER TECHNOLOGY    Class IB    Seeks to achieve long-term growth of  .   Allianz Global
                                       capital.                                  Investors U.S.
                                                                                 LLC
                                                                             .   AXA Equitable
                                                                                 Funds
                                                                                 Management
                                                                                 Group, LLC
                                                                             .   SSgA Funds
                                                                                 Management, Inc.
                                                                             .   Wellington
                                                                                 Management
                                                                                 Company, LLP
-------------------------------------------------------------------------------------------------------------


 AIM
 VARIABLE
 INSURANCE
 FUNDS (INVESCO
 VARIABLE
 INSURANCE FUNDS)                                                       INVESTMENT MANAGER
 - SERIES                                                                (OR SUB-ADVISER(S),
 II PORTFOLIO                                                           AS
 NAME              OBJECTIVE                                            APPLICABLE)
-------------------------------------------------------------------------------------------------
INVESCO            The fund's investment objective is to provide        .   Invesco
  V.I.             reasonable current income and long-term growth of        Advisers,
  DIVERSIFIED      income and capital.                                      Inc.
  DIVIDEND
  FUND
-------------------------------------------------------------------------------------------------
INVESCO            The fund's investment objectives are both capital    .   Invesco
  V.I.             appreciation and current income.                         Advisers,
  EQUITY                                                                    Inc.
  AND
  INCOME
  FUND
-------------------------------------------------------------------------------------------------
INVESCO            The fund's investment objective is total return      .   Invesco
  V.I.             through growth of capital and current income.            Advisers,
  GLOBAL                                                                    Inc.
  REAL                                                                  .   Invesco
  ESTATE                                                                    Asset
  FUND                                                                      Management
                                                                            Limited
-------------------------------------------------------------------------------------------------
INVESCO            The fund's investment objective is total return,     .   Invesco
  V.I. HIGH        comprised of current income and capital                  Advisers,
  YIELD FUND       appreciation.                                            Inc.
-------------------------------------------------------------------------------------------------
INVESCO            The fund's investment objective is long-term growth  .   Invesco
  V.I.             of capital.                                              Advisers,
  INTERNATIONAL                                                             Inc.
  GROWTH
  FUND
-------------------------------------------------------------------------------------------------
INVESCO            The fund's investment objective is long-term growth  .   Invesco
  V.I. MID         of capital.                                              Advisers,
  CAP CORE                                                                  Inc.
  EQUITY
  FUND
-------------------------------------------------------------------------------------------------
INVESCO            The fund's investment objective is long-term growth  .   Invesco
  V.I.             of capital.                                              Advisers,
  SMALL CAP                                                                 Inc.
  EQUITY
  FUND
-------------------------------------------------------------------------------------------------


 AB
 VARIABLE
 PRODUCT
 SERIES
 FUND, INC.                                                        INVESTMENT MANAGER
 - CLASS                                                            (OR SUB-ADVISER(S),
 B PORTFOLIO                                                       AS
 NAME/(*)/      OBJECTIVE                                          APPLICABLE)
--------------------------------------------------------------------------------------------
AB VPS          The Portfolio's investment objective is long-term  .
  INTERNATIONAL growth of capital.                                     AllianceBernstein
  GROWTH                                                               L.P.
  PORTFOLIO

------------------------------------------------------------------------------------------------------

 AMERICAN
 CENTURY
 VARIABLE PORTFOLIOS,                       INVESTMENT MANAGER
 INC.
 -                                          (OR SUB-ADVISER(S),
 CLASS
 II PORTFOLIO                               AS
 NAME                  OBJECTIVE            APPLICABLE)
------------------------------------------------------------------------------------------------------
                       The fund seeks       .
  AMERICAN             long-term capital        American
  CENTURY              growth. Income is a      Century
  VP                   secondary objective.     Investment
  MID                                           Management,
  CAP VALUE                                     Inc.
  FUND
------------------------------------------------------------------------------------------------------

 AMERICAN
 FUNDS
 INSURANCE SERIES(R)
 - CLASS
 4 SHARES                                                                   INVESTMENT MANAGER
                                                                             (OR SUB-ADVISER(S),
 PORTFOLIO                                                                  AS
 NAME                 OBJECTIVE                                             APPLICABLE)
-----------------------------------------------------------------------------------------------------
BOND                  The fund's investment objective is to provide as      .
  FUND/SM/            high a level of current income as is consistent with      Capital
                      the preservation of capital.                              Research
                                                                                and
                                                                                Management
                                                                                Company
-----------------------------------------------------------------------------------------------------
GLOBAL                The fund's investment objective is to provide you     .
  SMALL               with long-term growth of capital.                         Capital
  CAPITALIZATION                                                                Research
  FUND/SM/                                                                      and
                                                                                Management
                                                                                Company
-----------------------------------------------------------------------------------------------------
NEW WORLD             The fund's investment objective is to provide         .
  FUND(R)             long-term capital appreciation.                           Capital
                                                                                Research
                                                                                and
                                                                                Management
                                                                                Company
-----------------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

-----------------------------------------------------------------------------------------------------------------------
 BLACKROCK
 VARIABLE
 SERIES FUNDS,
 INC. -                                                    INVESTMENT MANAGER
 CLASS                                                      (OR SUB-ADVISER(S),
 III PORTFOLIO                                              AS
 NAME               OBJECTIVE                              APPLICABLE)
-----------------------------------------------------------------------------------------------------------------------
BLACKROCK           To seek high total investment return.  .
  GLOBAL ALLOCATION                                            BlackRock
  V.I. FUND                                                    Advisors,
                                                               LLC
-----------------------------------------------------------------------------------------------------------------------
BLACKROCK           Seeks long-term capital growth.        .
  LARGE                                                        BlackRock
  CAP GROWTH                                                   Advisors,
  V.I. FUND                                                    LLC

----------------------------------------------------------------------------------------------------------------------
 EATON
 VANCE
 VARIABLE                                                   INVESTMENT
 TRUST                                                      MANAGER (OR
 PORTFOLIO                                                  SUB-ADVISER(S), AS
 NAME           OBJECTIVE                                   APPLICABLE)
----------------------------------------------------------------------------------------------------------------------
EATON VANCE     To provide a high level of current income.  .   Eaton
  VT                                                            Vance
  FLOATING-RATE                                                 Management
  INCOME
  FUND
----------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
 FIDELITY(R) VARIABLE
 INSURANCE PRODUCTS                                                       INVESTMENT MANAGER
 (VIP) - SERVICE CLASS                                                     (OR SUB-ADVISER(S),
 2 PORTFOLIO NAME         OBJECTIVE                                       AS APPLICABLE)
------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP           Seeks long-term capital appreciation.           .   Fidelity Management & Research
  CONTRAFUND(R) PORTFOLIO                                                     Company (FMR)
------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID       Seeks long-term growth of capital.              .   Fidelity Management &
  CAP PORTFOLIO                                                               Research Company (FMR)
------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP           Seeks a high level of current income. The fund  .   Fidelity Management & Research
  STRATEGIC INCOME        may also seek capital appreciation.                 Company (FMR)
  PORTFOLIO

-----------------------------------------------------------------------------------------------------
 FIDELITY(R) VARIABLE
 INSURANCE PRODUCTS       INVESTMENT MANAGER
 (VIP) - SERVICE CLASS     (OR SUB-ADVISER(S),
 2 PORTFOLIO NAME         AS APPLICABLE)
-----------------------------------------------------------------------------------------------------
FIDELITY(R) VIP           .   Fidelity Management & Research
  CONTRAFUND(R) PORTFOLIO     Company (FMR)
-----------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID       .   Fidelity Management &
  CAP PORTFOLIO               Research Company (FMR)
-----------------------------------------------------------------------------------------------------
FIDELITY(R) VIP           .   Fidelity Management & Research
  STRATEGIC INCOME            Company (FMR)
  PORTFOLIO

-----------------------------------------------------------------------------------------------------------------------
 FIRST TRUST VARIABLE                                                          INVESTMENT MANAGER
 INSURANCE TRUST PORTFOLIO                                                      (OR SUB-ADVISER(S),
 NAME                       OBJECTIVE                                          AS APPLICABLE
-----------------------------------------------------------------------------------------------------------------------
FIRST TRUST/DOW JONES       Seeks to provide total return by allocating among  .   First Trust Advisors, L.P.
  DIVIDEND & INCOME         dividend-paying stocks and investment grade
  ALLOCATION PORTFOLIO      bonds.
-----------------------------------------------------------------------------------------------------------------------
FIRST TRUST MULTI INCOME    Seeks to maximize current income, with a           .   First Trust Advisors L.P.
  ALLOCATION PORTFOLIO      secondary objective of capital appreciation.


-------------------------------------------------------------------------------------------------------
 FIRST TRUST VARIABLE       INVESTMENT MANAGER
 INSURANCE TRUST PORTFOLIO   (OR SUB-ADVISER(S),
 NAME                       AS APPLICABLE
-------------------------------------------------------------------------------------------------------
FIRST TRUST/DOW JONES       .   First Trust Advisors, L.P.
  DIVIDEND & INCOME
  ALLOCATION PORTFOLIO
-------------------------------------------------------------------------------------------------------
FIRST TRUST MULTI INCOME    .   First Trust Advisors L.P.
  ALLOCATION PORTFOLIO

------------------------------------------------------------------------------------------------------------------------
 FRANKLIN TEMPLETON
 VARIABLE INSURANCE                                                            INVESTMENT MANAGER
 PRODUCTS TRUST - CLASS                                                         (OR SUB-ADVISER(S),
 2 PORTFOLIO NAME         OBJECTIVE                                            AS APPLICABLE)
------------------------------------------------------------------------------------------------------------------------
FRANKLIN FOUNDING FUNDS   The Fund's principal investment goal is capital      .   Fund Administrator: Franklin
  ALLOCATION VIP FUND     appreciation. Its secondary goal is income.              Templeton Services, LLC
------------------------------------------------------------------------------------------------------------------------
FRANKLIN INCOME VIP FUND  Seeks to maximize income while maintaining           .   Franklin Advisers, Inc.
                          prospects for capital appreciation.
------------------------------------------------------------------------------------------------------------------------
FRANKLIN RISING           Seeks long-term capital appreciation, with           .   Franklin Advisory Services, LLC
  DIVIDENDS VIP FUND      preservation of capital as an important
                          consideration.
------------------------------------------------------------------------------------------------------------------------
FRANKLIN STRATEGIC        The Fund's principal investment goal is to seek a    .   Franklin Advisers, Inc.
  INCOME VIP FUND         high level of current income. Its secondary goal is
                          capital appreciation over long term.
------------------------------------------------------------------------------------------------------------------------
TEMPLETON DEVELOPING      Seeks long-term capital appreciation.                .   Templeton Asset Management Ltd.
  MARKETS  VIP FUND
------------------------------------------------------------------------------------------------------------------------
TEMPLETON GLOBAL          Seeks high current income, consistent with           .   Franklin Advisers, Inc.
  BOND VIP FUND           preservation of capital. Capital appreciation is a
                          secondary consideration.

----------------------------------------------------------------------------------------------------------
 GOLDMAN SACHS
 VARIABLE INSURANCE                                              INVESTMENT MANAGER
 TRUST - SERVICE                                                  (OR SUB-ADVISER(S),
 SHARES PORTFOLIO NAME    OBJECTIVE                              AS APPLICABLE)
----------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT MID     Seeks long-term capital appreciation.  .
  CAP VALUE FUND                                                     Goldman Sachs Asset Management, L.P.
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
 GOLDMAN SACHS
 VARIABLE INSURANCE       INVESTMENT MANAGER
 TRUST - SERVICE           (OR SUB-ADVISER(S),
 SHARES PORTFOLIO NAME    AS APPLICABLE)
----------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT MID     .
  CAP VALUE FUND              Goldman Sachs Asset Management, L.P.
----------------------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

-----------------------------------------------------------------------------------------------------------
 HARTFORD HLS FUNDS -
 CLASS IC SHARES                                                INVESTMENT MANAGER (OR
 PORTFOLIO NAME           OBJECTIVE                             SUB-ADVISER(S), AS APPLICABLE)
-----------------------------------------------------------------------------------------------------------
HARTFORD CAPITAL          The Fund seeks growth of capital.     .   Hartford Funds Management
  APPRECIATION HLS FUND                                             Company,
                                                                    LLC Sub-adviser: Wellington Management
                                                                    Company LLP
-----------------------------------------------------------------------------------------------------------
HARTFORD GROWTH           The Fund seeks capital appreciation.  .   Hartford Funds Management
  OPPORTUNITIES HLS FUND                                            Company, LLC
                                                                    Sub-adviser: Wellington Management
                                                                    Company LLP


------------------------------------------------------------------------------------------------------------
 HARTFORD HLS FUNDS -
 CLASS IC SHARES          INVESTMENT MANAGER (OR
 PORTFOLIO NAME           SUB-ADVISER(S), AS APPLICABLE)
------------------------------------------------------------------------------------------------------------
HARTFORD CAPITAL          .   Hartford Funds Management
  APPRECIATION HLS FUND       Company,
                              LLC Sub-adviser: Wellington Management
                              Company LLP
------------------------------------------------------------------------------------------------------------
HARTFORD GROWTH           .   Hartford Funds Management
  OPPORTUNITIES HLS FUND      Company, LLC
                              Sub-adviser: Wellington Management
                              Company LLP

--------------------------------------------------------------------------------------------------------------------------------
                                                                                        INVESTMENT MANAGER
 IVY FUNDS VARIABLE
 INSURANCE PORTFOLIOS PORTFOLIO                                                         (OR SUB-ADVISER(S),
 NAME                            OBJECTIVE                                              AS APPLICABLE)
--------------------------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP ASSET              To seek to provide total return.                       .   Waddell & Reed Investment
  STRATEGY                                                                                  Management Company (WRIMCO)
--------------------------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP DIVIDEND           To seek to provide total return.                       .   Waddell & Reed Investment
  OPPORTUNITIES                                                                             Management Company (WRIMCO)
--------------------------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP ENERGY             To seek to provide capital growth and appreciation.    .   Waddell & Reed Investment
                                                                                            Management Company (WRIMCO)
--------------------------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP GLOBAL             To seek to provide capital growth and appreciation.    .   Waddell & Reed Investment
  NATURAL RESOURCES                                                                         Management Company (WRIMCO)
--------------------------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP HIGH INCOME        To seek to provide total return through a combination  .   Waddell & Reed Investment
                                 of high current income and capital appreciation.           Management Company (WRIMCO)
--------------------------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP MID CAP            To seek to provide growth of capital.                  .   Waddell & Reed Investment
  GROWTH                                                                                    Management Company (WRIMCO)
--------------------------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP SCIENCE            To seek to provide growth of capital.                  .   Waddell & Reed Investment
  AND TECHNOLOGY                                                                            Management Company (WRIMCO)
--------------------------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP SMALL CAP          To seek to provide growth of capital.                  .   Waddell & Reed Investment
  GROWTH                                                                                    Management Company (WRIMCO)

------------------------------------------------------------------------------------------------------------
                                 INVESTMENT MANAGER
 IVY FUNDS VARIABLE
 INSURANCE PORTFOLIOS PORTFOLIO  (OR SUB-ADVISER(S),
 NAME                            AS APPLICABLE)
------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP ASSET              .   Waddell & Reed Investment
  STRATEGY                           Management Company (WRIMCO)
------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP DIVIDEND           .   Waddell & Reed Investment
  OPPORTUNITIES                      Management Company (WRIMCO)
------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP ENERGY             .   Waddell & Reed Investment
                                     Management Company (WRIMCO)
------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP GLOBAL             .   Waddell & Reed Investment
  NATURAL RESOURCES                  Management Company (WRIMCO)
------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP HIGH INCOME        .   Waddell & Reed Investment
                                     Management Company (WRIMCO)
------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP MID CAP            .   Waddell & Reed Investment
  GROWTH                             Management Company (WRIMCO)
------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP SCIENCE            .   Waddell & Reed Investment
  AND TECHNOLOGY                     Management Company (WRIMCO)
------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP SMALL CAP          .   Waddell & Reed Investment
  GROWTH                             Management Company (WRIMCO)

---------------------------------------------------------------------------------------------------------
                                                                 INVESTMENT MANAGER
 LAZARD RETIREMENT
 SERIES, INC. - SERVICE                                          (OR SUB-ADVISER(S),
 SHARES PORTFOLIO NAME    OBJECTIVE                              AS APPLICABLE)
---------------------------------------------------------------------------------------------------------
LAZARD RETIREMENT         Seeks long-term capital appreciation.  .   Lazard Asset Management LLC
  EMERGING MARKETS
  EQUITY PORTFOLIO

-----------------------------------------------------------------------------------------------------
                          INVESTMENT MANAGER
 LAZARD RETIREMENT
 SERIES, INC. - SERVICE   (OR SUB-ADVISER(S),
 SHARES PORTFOLIO NAME    AS APPLICABLE)
-----------------------------------------------------------------------------------------------------
LAZARD RETIREMENT         .   Lazard Asset Management LLC
  EMERGING MARKETS
  EQUITY PORTFOLIO

---------------------------------------------------------------------------------------------------------------------------
 LEGG MASON PARTNERS
 VARIABLE EQUITY TRUST
 - SHARE CLASS II                                                                 INVESTMENT MANAGER (OR
 PORTFOLIO NAME           OBJECTIVE                                               SUB-ADVISER(S), AS APPLICABLE)
---------------------------------------------------------------------------------------------------------------------------
CLEARBRIDGE VARIABLE      The fund seeks capital appreciation.                    .   Legg Mason Partners Fund
  AGGRESSIVE GROWTH                                                                   Advisor, LLC (Investment
  PORTFOLIO                                                                           Manager) Sub-Adviser:
                                                                                      ClearBridge Investments, LLC
---------------------------------------------------------------------------------------------------------------------------
CLEARBRIDGE VARIABLE      The fund seeks dividend income, growth of dividend      .   Legg Mason Partners Fund
  DIVIDEND STRATEGY       income and long-term capital appreciation.                  Advisor, LLC (Investment
  PORTFOLIO                                                                           Manager) Sub-Adviser:
                                                                                      ClearBridge Investments, LLC
---------------------------------------------------------------------------------------------------------------------------
CLEARBRIDGE VARIABLE      The fund seeks long-term appreciation of capital.       .   Legg Mason Partners Fund
  APPRECIATION PORTFOLIO                                                              Advisor, LLC (Investment Manager)
                                                                                  .   Sub-Adviser: ClearBridge
                                                                                      Investments, LLC
---------------------------------------------------------------------------------------------------------------------------
CLEARBRIDGE VARIABLE MID  Seeks long-term growth of capital.                      .   Legg Mason Partners Fund
  CAP CORE PORTFOLIO                                                                  Advisor, LLC (Investment Manager)
                                                                                  .   Sub-Adviser: ClearBridge
                                                                                      Investments, LLC
---------------------------------------------------------------------------------------------------------------------------
QS LEGG MASON DYNAMIC     The fund seeks the highest total return (that is, a     .   Legg Mason Partners Fund
  MULTI-STRATEGY VIT      combination of income and long-term capital                 Advisor, LLC (Investment Manager)
  PORTFOLIO               appreciation) over time consistent with its asset mix.  .   Sub-Adviser: Legg Mason Global
                          The fund will seek to reduce volatility as a secondary      Asset Allocation, LLC
                          objective.                                              .   Sub-Adviser: Western Asset
                                                                                      Management Company
---------------------------------------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

-------------------------------------------------------------------------------------------------------------------
 LEGG MASON GLOBAL ASSET
 MANAGEMENT
 VARIABLE TRUST - SHARE
 CLASS II                                                                  INVESTMENT MANAGER (OR
 PORTFOLIO NAME           OBJECTIVE                                        SUB-ADVISER(S), AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------------
LEGG MASON BW ABSOLUTE    Positive returns that are independent of market  .   Legg Mason Partners Fund
  RETURN OPPORTUNITIES    cycles.                                              Advisor, LLC (Investment Manager)
  VIT PORTFOLIO                                                            .   Sub-Adviser: Brandywine Global
                                                                               Investment Management, LLC
-------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------
 LEGG MASON GLOBAL ASSET
 MANAGEMENT
 VARIABLE TRUST - SHARE
 CLASS II                 INVESTMENT MANAGER (OR
 PORTFOLIO NAME           SUB-ADVISER(S), AS APPLICABLE)
-----------------------------------------------------------------------------------------------------
LEGG MASON BW ABSOLUTE    .   Legg Mason Partners Fund
  RETURN OPPORTUNITIES        Advisor, LLC (Investment Manager)
  VIT PORTFOLIO           .   Sub-Adviser: Brandywine Global
                              Investment Management, LLC
-----------------------------------------------------------------------------------------------------

 LORD ABBETT SERIES                                                        INVESTMENT MANAGER
 FUND, INC. - CLASS                                                         (OR SUB-ADVISER(S),
 VC PORTFOLIO NAME        OBJECTIVE                                        AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------------
LORD ABBETT BOND          The fund's investment objective is to seek high  .   Lord, Abbett & Co. LLC
  DEBENTURE PORTFOLIO     current income and the opportunity for capital
  (VC)                    appreciation to produce a high total return.
-------------------------------------------------------------------------------------------------------------------

 LORD ABBETT SERIES       INVESTMENT MANAGER
 FUND, INC. - CLASS        (OR SUB-ADVISER(S),
 VC PORTFOLIO NAME        AS APPLICABLE)
-----------------------------------------------------------------------------------------------------
LORD ABBETT BOND          .   Lord, Abbett & Co. LLC
  DEBENTURE PORTFOLIO
  (VC)
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
 MFS(R)
 VARIABLE
 INSURANCE
 TRUSTS                                                               INVESTMENT MANAGER
 - SERVICE                                                             (OR SUB-ADVISER(S),
 CLASS PORTFOLIO                                                      AS
 NAME             OBJECTIVE                                           APPLICABLE)
-----------------------------------------------------------------------------------------------
MFS(R)            The fund's investment objective is to seek capital  .
  INTERNATIONAL   appreciation.                                           Massachusetts
  VALUE                                                                   Financial
  PORTFOLIO                                                               Services
                                                                          Company
-----------------------------------------------------------------------------------------------
MFS(R)            The fund's investment objective is to seek capital  .
  INVESTORS       appreciation.                                           Massachusetts
  TRUST                                                                   Financial
  SERIES                                                                  Services
                                                                          Company
-----------------------------------------------------------------------------------------------
MFS(R)            The fund's investment objective is to seek capital  .
  MASSACHUSETTS   appreciation.                                           Massachusetts
  INVESTORS                                                               Financial
  GROWTH                                                                  Services
  STOCK                                                                   Company
  PORTFOLIO
-----------------------------------------------------------------------------------------------
MFS(R)            The fund's investment objective is to seek total    .
  UTILITIES       return.                                                 Massachusetts
  SERIES                                                                  Financial
                                                                          Services
                                                                          Company
-----------------------------------------------------------------------------------------------

 NEUBERGER
 BERMAN
 ADVISERS
 MANAGEMENT TRUST
 - S CLASS                                                          INVESTMENT
 SHARES                                                             MANAGER (OR
 PORTFOLIO                                                          SUB-ADVISER(S), AS
 NAME              OBJECTIVE                                        APPLICABLE)
------------------------------------------------------------------------------------------
NEUBERGER          The fund seeks capital appreciation with an      .
  BERMAN           emphasis on absolute (i.e., positive) returns.       Neuberger
  ABSOLUTE                                                              Berman
  RETURN                                                                Management
  MULTI-MANAGER                                                         LLC
  PORTFOLIO
------------------------------------------------------------------------------------------
NEUBERGER          The fund seeks long-term growth of capital by    .
  BERMAN           investing primarily in common stocks of foreign      Neuberger
  INTERNATIONAL    companies.                                           Berman
  EQUITY                                                                Management
  PORTFOLIO                                                             LLC
  (Formerly
  Neuberger
  Berman
  International
  Portfolio)
------------------------------------------------------------------------------------------

 NORTHERN
 LIGHTS
 VARIABLE                                                        INVESTMENT MANAGER
 TRUST                                                            (OR SUB-ADVISER(S),
 PORTFOLIO                                                       AS
 NAME            OBJECTIVE                                       APPLICABLE
------------------------------------------------------------------------------------------------------------------------------
7TWELVE/TM/      The Portfolio seeks to provide superior risk-   .   7Twelve
  BALANCED       adjusted returns when compared to the bond and      Advisors,
  PORTFOLIO/(*)/ equity markets in general.                          LLC

--------------------------------------------------------------------------------------------------
 PIMCO
 VARIABLE
 INSURANCE
 TRUST                                                                   INVESTMENT MANAGER
 - ADVISOR                                                                (OR SUB-ADVISER(S),
 CLASS PORTFOLIO                                                         AS
 NAME                    OBJECTIVE                                       APPLICABLE)
--------------------------------------------------------------------------------------------------
PIMCO                    Seeks maximum real return consistent with       .   Pacific
  COMMODITYREALRETURN(R) prudent investment management.                      Investment
  STRATEGY                                                                   Management
  PORTFOLIO                                                                  Company
                                                                             LLC
--------------------------------------------------------------------------------------------------
PIMCO REAL               Seeks maximum real return, consistent with      .   Pacific
  RETURN                 preservation of real capital and prudent            Investment
  PORTFOLIO              investment management.                              Management
                                                                             Company
                                                                             LLC
--------------------------------------------------------------------------------------------------
PIMCO TOTAL              Seeks maximum total return, consistent with     .   Pacific
  RETURN                 preservation of capital and prudent investment      Investment
  PORTFOLIO              management.                                         Management
                                                                             Company
                                                                             LLC
--------------------------------------------------------------------------------------------------

                                                                 INVESTMENT MANAGER
 PROFUNDS                                                         (OR SUB-ADVISER(S),
 VP PORTFOLIO                                                    AS
 NAME           OBJECTIVE                                        APPLICABLE)
------------------------------------------------------------------------------------------
PROFUND VP      Seeks investment results, before fees and        .   ProFund
  BIOTECHNOLOGY expenses, that correspond to the performance of      Advisors
                the Dow Jones U.S. Biotechnology/SM /Index.          LLC
------------------------------------------------------------------------------------------


 PUTNAM
 VARIABLE
 TRUST - IB                                                          INVESTMENT
 SHARE                                                               MANAGER (OR
 CLASS PORTFOLIO                                                     SUB-ADVISER(S), AS
 NAME             OBJECTIVE                                          APPLICABLE)
-------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT         Seeks as high a level of current income as Putnam  .   Putnam
  DIVERSIFIED     Investment Management, LLC believes is                 Investment
  INCOME          consistent with preservation of capital.               Management,
  FUND                                                                   LLC
                                                                     .   Putnam
                                                                         Investments
                                                                         Limited,
                                                                         LLC

                        CONTRACT FEATURES AND BENEFITS

---------------------------------------------------------------------------------------------------------------------------------
 T. ROWE
 PRICE
 EQUITY                                                             INVESTMENT MANAGER
 SERIES,                                                             (OR SUB-ADVISER(S),
 INC. PORTFOLIO                                                     AS
 NAME             OBJECTIVE                                         APPLICABLE)
---------------------------------------------------------------------------------------------------------------------------------
T. ROWE           Seeks long-term capital appreciation through      .   T. Rowe
  PRICE           investment in companies expected to benefit from      Price
  HEALTH SCIENCES changes in the health care, medicine or life          Associates,
  PORTFOLIO       sciences fields.                                      Inc.
  - II
---------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                                                             INVESTMENT MANAGER
 VAN ECK VIP TRUST - S                                                        (OR SUB-ADVISER(S),
 CLASS PORTFOLIO NAME     OBJECTIVE                                          AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------------
VAN ECK VIP GLOBAL HARD   Seeks long-term capital appreciation by investing  .   Van Eck Associates Corporation
  ASSETS FUND             primarily in hard asset securities. Income is a
                          secondary consideration.
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                          INVESTMENT MANAGER
 VAN ECK VIP TRUST - S     (OR SUB-ADVISER(S),
 CLASS PORTFOLIO NAME     AS APPLICABLE)
-------------------------------------------------------------------------------------------------------
VAN ECK VIP GLOBAL HARD   .   Van Eck Associates Corporation
  ASSETS FUND

-------------------------------------------------------------------------------------------------------

(1)This variable investment option is also available as a Protected Benefit account variable investment option should you decide to fund your Guaranteed benefits. For more information, please see "What are your investment options under the contract?" earlier in this section.
(2)The AXA Ultra Conservative Strategy investment option is part of the asset transfer program. You may not directly allocate a contribution to or request a transfer of account value into this investment option.

(*)7Twelve(TM) is a registered trademark belonging to Craig L. Israelsen.


YOU SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, AND CHARGES AND EXPENSES OF THE PORTFOLIOS CAREFULLY BEFORE INVESTING. THE PROSPECTUSES FOR THE TRUSTS CONTAIN THIS AND OTHER IMPORTANT INFORMATION ABOUT THE PORTFOLIOS. THE PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE INVESTING. IN ORDER TO OBTAIN COPIES OF TRUST PROSPECTUSES THAT DO NOT ACCOMPANY THIS PROSPECTUS, YOU MAY CALL ONE OF OUR CUSTOMER SERVICE REPRESENTATIVES AT 1-800-789-7771.

                        CONTRACT FEATURES AND BENEFITS

GUARANTEED INTEREST OPTION

The guaranteed interest option is part of our general account and pays interest at guaranteed rates. We discuss our general account under "More information" later in this Prospectus. Any amounts allocated to the guaranteed interest option will not be included in your Protected Benefit account value.

We credit interest daily to amounts in the guaranteed interest option. There are three levels of interest in effect at the same time in the guaranteed interest option:

(1)the minimum interest rate guaranteed over the life of the contract,

(2)the yearly guaranteed interest rate for the calendar year, and

(3)the current interest rate.

We set current interest rates periodically, based on our discretion and according to our procedures that we have in effect at the time. We reserve the right to change these procedures. All interest rates are effective annual rates, but before the deduction of annual administrative charges.

Your lifetime minimum rate is 1.00%. The data page for your contract shows the lifetime minimum rate. The minimum yearly rate will never be less than the lifetime minimum rate. The minimum yearly rate for 2015 is 1.00%. Current interest rates will never be less than the yearly guaranteed interest rate.

We assign an interest rate to each amount allocated to the guaranteed interest option. This rate is guaranteed for a specified period. Therefore, different interest rates may apply to different amounts in the guaranteed interest option.

Generally, contributions and transfers into and out of the guaranteed interest option are limited. See "Transferring your money among the investment options" later in this Prospectus for restrictions on transfers from the guaranteed interest option.

ACCOUNT FOR SPECIAL DOLLAR COST AVERAGING. The account for special dollar cost averaging is part of our general account. We pay interest at guaranteed rates in this account for specified time periods. We will credit interest to the amounts that you have in the account for special dollar cost averaging every day. We set the interest rates periodically, based on our discretion and according to the procedures that we have. We reserve the right to change these procedures.

We guarantee to pay our current interest rate that is in effect on the date that your contribution is allocated to this account. Your guaranteed interest rate for the time period you select will be shown in your contract for an initial contribution. The rate will never be less than the lifetime minimum rate for the guaranteed interest option. See "Dollar cost averaging" later in this section for rules and restrictions that apply to the account for special dollar cost averaging.

ALLOCATING YOUR CONTRIBUTIONS


You may allocate your contributions to the Investment account variable investment options, the guaranteed interest option or the Special DCA program. If you wish to fund one or more of the Guaranteed benefits you elected, you may allocate contributions to the Protected Benefit account variable investment options or the Special DCA program. Also, we limit the number of variable investment options which you may select. In addition, we may at any time exercise our right to limit or terminate transfers into any of the variable investment options.


Only amounts you allocate to the Protected Benefit account variable investment options and amounts in the Special DCA program designated for future transfers to the Protected Benefit account variable investment options will fund your Guaranteed benefits. These amounts will be used to calculate your Guaranteed benefit bases and will become part of your Protected Benefit account value.

For example:

You purchase a Series E contract with an initial contribution of $100,000 and have the GMIB and the Highest Anniversary Value death benefit. You allocate $60,000 to the Protected Benefit account variable investment options and $40,000 to the Investment account variable investment options. The $60,000 will be included in your Protected Benefit account value and will be used to calculate your GMIB and Highest Anniversary Value benefit bases. $40,000 will be included in your Investment account value.

Allocations must be whole percentages and you may change your allocations at any time. No more than 25% of any contribution to the contract may be allocated to the guaranteed interest option. The total of your allocations into all available investment options must equal 100%. We reserve the right to discontinue, and/or place additional limitations on, contributions and transfers to any of the variable investment options, including the Protected Benefit account variable investment options. We also reserve the right to discontinue acceptance of contributions into the contract. Please see "How you can purchase and contribute to your contract" and the table in Appendix IX for additional information regarding certain limitations on contributions that may apply to your contract.


It is important to note that the contract is between you and AXA Equitable. The contract is not an investment advisory account, and AXA Equitable is not providing any investment advice or managing the allocations under your contract. In the absence of a specific written arrangement to the contrary, you, as the owner of the contract, have the sole authority to make investment allocations and other decisions under the contract. (Your investment allocations may be subject to the ATP if you have the GMIB, as described in ''Asset transfer program (''ATP'')'' later in this Prospectus.) If your financial professional is with AXA Advisors, he or she is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your contract.


We may offer an optional rebalancing program for amounts allocated to your Investment account variable investment options and the guaranteed interest option. For more information, see "Rebalancing among your Investment account variable investment options and guaranteed interest option" in "Transferring your money among investment options" later in this Prospectus.

We do not offer an optional rebalancing program for amounts allocated to your Protected Benefit account variable investment options. You can rebalance your Protected Benefit account value by submitting a one-time request to rebalance. See "Rebalancing among your Protected Benefit account variable investment options" in "Transferring your money among investment options" later in this Prospectus.

                        CONTRACT FEATURES AND BENEFITS

For contracts with the GMIB, you cannot make a contribution or transfer into the AXA Ultra Conservative Strategy investment option. On a limited basis, you can initiate a complete transfer out of the AXA Ultra Conservative Strategy investment option up to your contract date anniversary following age 85, subject to certain restrictions. We refer to this as the ATP exit option. Please see ''Asset transfer program (''ATP'')'' later in this section. Transfers into or out of the AXA Ultra Conservative Strategy investment option do not require new allocation instructions.

ALLOCATION INSTRUCTION CHANGES. You may change your instructions for allocations of future contributions.

TRANSFERS. Once you allocate amounts to the Protected Benefit account variable investment options, such amounts may be transferred among the Protected Benefit account variable investment options, but may not be transferred to the Investment account variable investment options or the guaranteed interest option. In addition, we may at any time exercise our right to limit or terminate transfers into any of the variable investment options. See "Transferring your account value" in "Transferring your money among investment options."

DOLLAR COST AVERAGING

We offer a variety of dollar cost averaging programs. You may only participate in one program at a time. Each program allows you to gradually allocate amounts to available investment options by periodically transferring approximately the same dollar amount to the investment options you select. Regular allocations to the variable investment options will cause you to purchase more units if the unit value is low and fewer units if the unit value is high. Therefore, you may get a lower average cost per unit over the long term.

All amounts in a dollar cost averaging program will be transferred at the completion of the time period you select. Currently, our Special DCA program time periods do not extend beyond 12 months. This plan of investing does not guarantee that you will earn a profit or be protected against losses.

--------------------------------------------------------------------------------
UNITS MEASURE YOUR VALUE IN EACH VARIABLE INVESTMENT OPTION.
--------------------------------------------------------------------------------

We offer the following dollar cost averaging programs in the Retirement Cornerstone(R) Series E contract:

..   Special dollar cost averaging;

..   General dollar cost averaging; and

..   Investment simplifier.

The only dollar cost averaging program that is available to fund your Guaranteed benefits is the special dollar cost averaging (the "Special DCA program"). The Special DCA program allows you to gradually fund your Protected Benefit account value through systematic transfers to the Protected Benefit account variable investment options. Amounts allocated to the Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options are included in the benefit bases for your Guaranteed benefits. Also, you may make systematic transfers to the Investment account variable investment options and the guaranteed interest option. Only new contributions may be allocated to the Special DCA program. For information on how the Special DCA program may affect certain Guaranteed benefits, see "Guaranteed minimum income benefit" and "Guaranteed minimum death benefits" later in this section.

General dollar cost averaging and Investment simplifier, on the other hand, can only be used for systematic transfers to your Investment account variable investment options. Our Investment simplifier program is available for scheduled transfers from the guaranteed interest option to the Investment account variable investment options. Our General dollar cost averaging program is available for scheduled transfers from the EQ/Money Market variable investment option to the Investment account variable investment options. Below, we provide detail regarding each of the programs.

Generally, you may not elect both a dollar cost averaging program and a rebalancing option. The only exception is if you elect our Investment simplifier program with Option I under our rebalancing programs, which does not rebalance amounts in the guaranteed interest option. For more information on our rebalancing programs, see "Rebalancing among your Investment account variable investment options and guaranteed interest option" in "Transferring your money among investment options."

We do not deduct a transfer charge for any transfer made in connection with our dollar cost averaging programs. We may, at any time, exercise our right to terminate transfers to any of the variable investment options and to limit the number of variable investment options which you may elect. Not all dollar cost averaging programs are available in all states. For a state-by-state description of all material variations of this contract, including information on the availability of our dollar cost averaging programs in your state, see Appendix V later in this Prospectus.

OUR SPECIAL DCA PROGRAM. Under the special dollar cost averaging program, you may dollar cost average from the account for special dollar cost averaging, which is part of the general account. We credit daily interest, which will never be less than 1% or the guaranteed lifetime minimum rate for the guaranteed interest option, whichever is greater, to amounts allocated to this account. Currently, the guaranteed lifetime minimum rate is 1.00%. We guarantee to pay the current interest rate that is in effect on the date that your contribution is allocated to this account. That interest rate will apply to that contribution as long as it remains in the account for special dollar cost averaging. The guaranteed interest rate for the time period that you select will be shown in your contract for your initial contribution. We set the interest rates periodically, based on our discretion and according to procedures that we have. We reserve the right to change these procedures.

We will transfer amounts from the account for special dollar cost averaging into the investment options you designate over an available time period that you select. If the special dollar cost averaging program is selected at the time of the application to purchase the contract, a 60 day rate lock will apply from the date of application. Any contribution(s) received during this 60 day period will be credited with the interest rate offered on the date of application for the duration of the special dollar cost averaging time period. Any contribution(s) received after the 60 day rate lock period has ended will be credited with the then current interest rate for the duration of the time period selected. Once the time period you selected has ended, you may select another time period for future contributions. At that time, you may also select a different allocation for transfers to the investment options, or, if you wish, we will continue to use the allocation that you previously made.

                        CONTRACT FEATURES AND BENEFITS

                              -------------------

Under the Special DCA program, the following applies:

..   Initial contributions to the Special DCA program must be at least $2,000;
    subsequent contributions to an existing Special DCA program must be at least $250;


..   Subsequent contributions to an existing program do not extend the time period of the program;


..   Contributions into the Special DCA program must be new contributions; you may not make transfers from amounts allocated to other investment options to initiate the Special DCA program;

..   We offer time periods of 3, 6 or 12 months. We may also offer other time periods. You may only have one time period in effect at any time and once you select a time period, you may not change it;


..   You can enroll in a Special DCA program on your contract application or at any time you make a new contribution. A program will become effective on the date we receive your first contribution directing us to allocate funds to the account for special dollar cost averaging. The date we receive your initial contribution will also be the date of the first transfer to the other variable investment options in accordance with your allocation instructions for the program. Each subsequent transfer date for the time period selected will be one month from the date of the previous transfer. If a transfer date falls on a non-business day, the transfer will be made on the next business day. We will transfer all amounts by the end of the chosen time period for your program.

   For example, assume you enroll in a 3-month Special DCA program. On the date we receive your initial contribution (say, $60,000) to the program, your program becomes effective and the first transfer of $20,000 is made immediately in accordance with your program's allocation instructions. The second transfer of $20,000 will be made one month after your first contribution and the third and final transfer of $20,000 will be made two months after your first contribution;

..   The only transfers that will be made from your program are your regularly scheduled transfers to the variable investment options. If you request to transfer any other amounts from your program, we will transfer all of the value that you have remaining in the account to the investment options according to the allocation percentages for the Special DCA program that we have on file for you, and your program will terminate;


..   Contributions to the Special DCA program may be designated for the
    Protected Benefit account variable investment options, the Investment account variable investment options and/or the guaranteed interest option, subject to the following:

   -- If you want to take advantage of the Special DCA program, 100% of your contribution must be allocated to the account for special dollar cost averaging. In other words, your contribution cannot be split between the Special DCA program and any other investment options available under the contract.

   -- Up to 25% of your Special DCA program may be designated for the guaranteed interest option, even if such a transfer would result in more than 25% of your Total account value being allocated to the guaranteed interest option. See "Transferring your account value" in "Transferring your money among investment options" later in this Prospectus;

..   Your instructions for the program must match your allocation instructions on file on the day the program is established. If you change your allocation instructions on file while the Special DCA program is in effect, the ratio of amounts allocated to the Protected Benefit account to amounts allocated to the Investment account will not change. However, amounts will be allocated within each account according to your new instructions;

..   Your Guaranteed benefit base(s) will be increased to reflect any contribution to the Special DCA program that you have instructed us to transfer to the Protected Benefit account variable investment options. The Annual Roll-up rate (or Deferral Roll-up rate, if applicable) in effect on your contract will apply immediately to any contribution that is designated to be transferred to the Protected Benefit account variable investment options.

..   IF WE EXERCISE OUR RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE
    ADDITIONAL LIMITATIONS ON, CONTRIBUTIONS AND TRANSFERS INTO THE PROTECTED BENEFIT ACCOUNT VARIABLE INVESTMENT OPTIONS, AND YOUR SPECIAL DCA PROGRAM HAS TRANSFERS SCHEDULED TO THE PROTECTED BENEFIT ACCOUNT VARIABLE INVESTMENT OPTIONS, THE PROGRAM WILL CONTINUE FOR ITS DURATION. HOWEVER, SUBSEQUENT CONTRIBUTIONS TO ANY PROTECTED BENEFIT ACCOUNT VARIABLE INVESTMENT OPTIONS UNDER THE SPECIAL DCA PROGRAM WILL NOT BE PERMITTED;



..   Except for withdrawals made under our Automatic RMD withdrawal service or our other automated withdrawal programs (systematic withdrawals and substantially equal withdrawals), or for the assessment of contract charges, any unscheduled partial withdrawal from your Special DCA program will terminate your Special DCA program. Any amounts remaining in the account after the program terminates will be transferred to the destination investment options according to your Special DCA program allocation instructions. Any withdrawal which results in a reduction in the Special DCA program amount previously included in your Guaranteed benefit bases will reduce the Guaranteed benefit bases as described later in this Prospectus. See "How withdrawals affect your Guaranteed benefits" later in this section;


..   For contracts with the GMIB, ATP transfers are not taken out of amounts allocated to the Special DCA program. Please see ''Asset transfer program (''ATP'')'' later in this section;


..   Generally, you may not elect both a dollar cost averaging program and a rebalancing option. The only exception is if you elect our Investment simplifier program with Option I under our rebalancing programs, which does not rebalance amounts in the guaranteed interest option. See "Rebalancing among your Investment account variable investment options and guaranteed interest option" in "Transferring your money among investment options" later in this Prospectus to learn more about rebalancing;

                        CONTRACT FEATURES AND BENEFITS

..   All of the dollar cost averaging programs available under your Retirement
    Cornerstone(R) Series E contracts can be selected if you enrolled in our Systematic transfer program. However, no amounts will be transferred out of the Special DCA program as part of the Systematic transfer program;

..   The Special DCA program may not be in effect at the same time as a general dollar cost averaging program;

..   The only dollar cost averaging program available to fund your Guaranteed benefits is the Special DCA program;

..   You may cancel your participation at any time. If you terminate your
    Special DCA program, we will allocate any remaining amounts in your Special DCA program pursuant to your program allocations on file;

..   If you are dollar cost averaging into the Protected Benefit account variable investment options when you decide to drop all Guaranteed benefits ("post-funding drop"), we will default future transfers designated for the Protected Benefit account variable investment options to the corresponding Investment account variable investment options that invest in the same underlying Portfolios. Also, you can cancel your Special DCA program and accelerate all transfers to the corresponding Investment account variable investment options. See "Dropping or changing your Guaranteed benefits" later in this section and Appendix I for more information; and

..   We may offer these programs in the future with transfers on a different basis. Your financial professional can provide information in the time periods and interest rates currently available in your state, or you may contact our processing office.

GENERAL DOLLAR COST AVERAGING PROGRAM

If your value in the EQ/Money Market variable investment option is at least $5,000, you may choose, at any time, to have a specified dollar amount or percentage of your value transferred from that option to any of the Investment account variable investment options. For a state-by-state description of all material variations of this contract, including information on the availability of our general dollar cost averaging program, see Appendix V later in this Prospectus.

You can select to have transfers made on a monthly, quarterly or annual basis. The transfer date will be the same calendar day of the month as the contract date, but not later than the 28th day of the month. You can also specify the number of transfers or instruct us to continue making the transfers until all amounts in the EQ/Money Market variable investment option have been transferred out. The minimum amount that we will transfer each time is $250. The instructions for the program may differ from your allocation instructions on file.

If, on any transfer date, your value in the EQ/Money Market variable investment option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred. The general dollar cost averaging program will then end. You may change the transfer amount once each contract year or cancel this program at any time.

You may not participate in our optional rebalancing programs if you elect the general dollar cost averaging program.

INVESTMENT SIMPLIFIER

FIXED-DOLLAR OPTION. Under this option, you may elect to have a fixed-dollar amount transferred out of the guaranteed interest option and into the Investment account variable investment options of your choice. Transfers may be made on a monthly, quarterly or annual basis. You can specify the number of transfers or instruct us to continue to make transfers until all available amounts in the guaranteed interest option have been transferred out.

In order to elect the fixed-dollar option, you must have a minimum of $5,000 in the guaranteed interest option on the date we receive your election form at our processing office. The transfer date will be the same calendar day of the month as the contract date but not later than the 28th day of the month. The minimum transfer amount is $50. Also, this option is subject to the guaranteed interest option transfer limitations described under "Transferring your account value" in "Transferring your money among investment options" later in this Prospectus. While the program is running, any transfer that exceeds those limitations will cause the program to end for that contract year. You will be notified if this occurs. You must send in a request form to resume the program in the next or subsequent contract years.

If, on any transfer date, your value in the guaranteed interest option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred, provided the transfer complies with the same guaranteed interest option transfer limitations referenced above. If the transfer does not comply with the transfer limitations, the transfer will not be made and the program will end. You may change the transfer amount once each contract year or cancel this program at any time.

INTEREST SWEEP OPTION. Under this option, you may elect to have monthly transfers from amounts in the guaranteed interest option into the Investment account variable investment options of your choice. The transfer date will be the last business day of the month. The amount we will transfer will be the interest credited to amounts you have in the guaranteed interest option from the last business day of the prior month to the last business day of the current month. You must have at least $7,500 in the guaranteed interest option on the date we receive your election. If the amount in the guaranteed interest option falls below $7,500 at the beginning of the month, no transfer will be made that month. We will automatically cancel the interest sweep program if the amount in the guaranteed interest option is less than $7,500 on the last day of the month for two months in a row. For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office. Transfers under the Interest sweep option are subject to the guaranteed interest option transfer limitations described under "Transferring your account value" in "Transferring your money among investment options" later in this Prospectus.

ANNUITY PURCHASE FACTORS

Annuity purchase factors are the factors applied to determine your periodic payments under the GMIB and annuity payout options. The GMIB is discussed under ''Guaranteed minimum income benefit (''GMIB'')'' below and annuity payout options are discussed under ''Your annuity payout options'' in ''Accessing your money'' later in this Prospectus. Annuity purchase factors are based on interest rates, mortality tables, frequency of payments, the form of annuity benefit,

                        CONTRACT FEATURES AND BENEFITS
and the owner's (and any joint owner's) age and sex in certain instances. We may provide more favorable current annuity purchase factors for the annuity payout options.

GUARANTEED MINIMUM INCOME BENEFIT

This section describes the Guaranteed minimum income benefit, or "GMIB". The GMIB guarantees, subject to certain restrictions, annual lifetime payments ("Lifetime GMIB payments") that are calculated by applying your GMIB benefit base to guaranteed annuity purchase factors. You choose whether you want the option to be paid on a single or joint life basis at the time the GMIB is exercised.

Lifetime GMIB payments will begin at the earliest of:

(i)the next contract year following the date your Protected Benefit account value falls to zero (provided the no lapse guarantee is in effect);

(ii)the contract date anniversary following your 95th birthday; or

(iii)your election to exercise the GMIB.

We reserve the right to change the annuity option or make other forms of payout options available at any time. For a description of payout options, see "Your annuity payout options" in "Accessing your money" later in this Prospectus.

When you exercise the GMIB, the annual lifetime income that you will receive will be the greater of (i) your GMIB which is calculated by applying your GMIB benefit base to GMIB guaranteed annuity purchase factors, or (ii) the income provided by applying your Protected Benefit account value to our then current annuity purchase factors or base contract guaranteed annuity purchase factors. The GMIB benefit base is applied only to the guaranteed annuity purchase factors under the GMIB in your contract and not to any other guaranteed or current annuity purchase rates. Your Total account value is never applied to the guaranteed annuity purchase factors under GMIB. The amount of income you actually receive will be determined when we receive your request to exercise the benefit.

If there is no Investment account value remaining when you elect to receive annual lifetime income, your contract (including its death benefit and any account or cash values) will terminate and you will receive a new contract for the annuity payout option. For a discussion of when your payments will begin and end, see "Exercise of Guaranteed minimum income benefit" below.

BEFORE YOU ELECT THE GMIB, YOU SHOULD CONSIDER THE FACT THAT IT PROVIDES A FORM OF INSURANCE AND IS BASED ON CONSERVATIVE ACTUARIAL FACTORS. THEREFORE, EVEN IF YOUR PROTECTED BENEFIT ACCOUNT VALUE IS LESS THAN YOUR BENEFIT BASE, YOU MAY GENERATE MORE INCOME BY APPLYING YOUR PROTECTED BENEFIT ACCOUNT VALUE TO CURRENT ANNUITY PURCHASE FACTORS. We will make this comparison for you upon request.

Surrendering your contract will terminate your GMIB. Please see "Surrendering your contract to receive its cash value" in "Accessing your money" later in this Prospectus.

The GMIB also allows you to take certain withdrawals (your "Annual withdrawal amount") prior to the beginning of your Lifetime GMIB payments without reducing your GMIB benefit base. Your Annual withdrawal amount for the next contract year is calculated each contract date anniversary by applying a percentage ("the Annual Roll-up rate") to your GMIB benefit base. Lifetime GMIB payments and your Annual withdrawal amount are described later in this section. With respect to your GMIB, it is important to note the following:

..   Once a withdrawal is taken from your Protected Benefit account, you cannot make additional contributions to your Protected Benefit account, either directly or through the Special DCA program. You can, however, continue to make transfers from your Investment account to the Protected Benefit account variable investment options until such time you make a subsequent contribution to your Investment account at which point transfers into the Protected Benefit account will no longer be available. Scheduled transfers from an existing Special DCA program will continue, even after such subsequent contribution is made to the Investment account.

..   Withdrawals in excess of your Annual withdrawal amount (an "Excess withdrawal") can greatly reduce the value of your GMIB. An Excess withdrawal that reduces your Protected Benefit account value to zero will cause your GMIB to terminate.

In order to fund your Guaranteed minimum income benefit, you must make contributions or transfers to the Protected Benefit account.

The GMIB can be elected by owners age 20 - 80 and with all contract types. If the contract is jointly owned, eligibility for the GMIB will be based on the older owner's age. The GMIB cannot be added to your contract at a later date, if you do not elect this benefit at issue.

You can drop your GMIB at any time prior to funding your Protected Benefit account. If you fund your Protected Benefit account at issue, you can drop your GMIB if your contract has been in force for at least four contract years. If you fund your Protected Benefit account after issue, you cannot drop the GMIB until the later of (i) the contract date anniversary following the date the Protected Benefit account is funded and (ii) four years from contract issue. It is important to note that if you decide to drop your GMIB, either before or after funding your Protected Benefit account, your Guaranteed minimum death benefit may be affected. Please see "Dropping or changing your Guaranteed benefits" later in this section and Appendix I for more information.


When you purchase a contract with the GMIB, you can combine it with one of our Guaranteed minimum death benefits: (i) the Return of Principal death benefit,
(ii) the Highest Anniversary Value death benefit, or (iii) the "Greater of" death benefit. The GMIB cannot be combined with the "Greater of" death benefit if you are age 66 or older, or with the RMD Wealth Guard death benefit at the time your contract is issued.


There is an additional charge for the GMIB which is described under "Guaranteed minimum income benefit charge" in "Charges and expenses" later in this Prospectus.

If you have the GMIB and change ownership of the contract, this benefit will automatically terminate, except under certain circumstances. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information," later in this Prospectus.

--------------------------------------------------------------------------------
THE GUARANTEED MINIMUM INCOME BENEFIT SHOULD BE REGARDED AS A SAFETY NET ONLY.
--------------------------------------------------------------------------------

GMIB BENEFIT BASE

Your GMIB has a benefit base. We apply a Roll-up rate to your GMIB benefit base and lock-in the Roll-up rate for your first two contract years. We refer to this as the GMIB Two-Year Lock. For information on the GMIB Two-Year Lock, see "New business rates" later in this Prospectus.

                        CONTRACT FEATURES AND BENEFITS

Your GMIB benefit base is not an account value or cash value. The GMIB benefit base is used to calculate your Lifetime GMIB payments, your Annual withdrawal amount and the charge for the benefit. Your GMIB benefit base is equal to:

..   Your initial contribution and any subsequent contributions to the Protected
    Benefit account variable investment options, either directly or through the Special DCA program; plus

..   Any amounts in the Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options; plus

..   Any transfers to the Protected Benefit account variable investment options;
    less

..   A deduction that reflects any "Excess withdrawal" amounts; less

..   A deduction that reflects (a) in the contract year of first funding, the dollar amount of any RMD from the Protected Benefit account taken through our RMD program and (b) in the subsequent contract years, the dollar amount of any RMD from the Protected Benefit account in excess of the Annual withdrawal amount taken through our RMD program; plus


..   "Deferral Roll-up amount" OR any "Annual Roll-up amount", minus a deduction that reflects any withdrawals up to the Annual withdrawal amount. A withdrawal from your Protected Benefit account in the first contract year in which the Protected Benefit account is funded is an Excess withdrawal. Any such withdrawal will reduce (i) your Roll-up to age 85 benefit base on a pro rata basis and (ii) your Annual Roll-up amount on a dollar-for-dollar basis, but not less than zero.

--------------------------------------------------------------------------------
EITHER THE DEFERRAL ROLL-UP AMOUNT OR THE ANNUAL ROLL-UP AMOUNT IS CREDITED TO THE BENEFIT BASES OF YOUR GUARANTEED BENEFITS ON EACH CONTRACT DATE
ANNIVERSARY. THESE AMOUNTS ARE CALCULATED BY TAKING INTO ACCOUNT YOUR GMIB BENEFIT BASE FROM THE PRECEDING CONTRACT DATE ANNIVERSARY, THE APPLICABLE ROLL-UP RATE UNDER YOUR CONTRACT, CONTRIBUTIONS AND TRANSFERS TO THE PROTECTED BENEFIT ACCOUNT DURING THE CONTRACT YEAR AND FOR THE ANNUAL ROLL-UP AMOUNT, ANY WITHDRAWALS UP TO THE ANNUAL WITHDRAWAL AMOUNT DURING THE CONTRACT YEAR. A WITHDRAWAL FROM YOUR PROTECTED BENEFIT ACCOUNT IN THE FIRST CONTRACT YEAR IN WHICH THE PROTECTED BENEFIT ACCOUNT IS FUNDED IS AN EXCESS WITHDRAWAL. ANY SUCH WITHDRAWAL WILL REDUCE (I) YOUR ROLL-UP TO AGE 85 BENEFIT BASE ON A PRO RATA BASIS AND (II) YOUR ANNUAL ROLL-UP AMOUNT ON A DOLLAR-FOR-DOLLAR BASIS, BUT NOT LESS THAN ZERO. HOWEVER, A RMD WITHDRAWAL FROM OUR RMD PROGRAM WILL NOT REDUCE YOUR ANNUAL ROLL-UP AMOUNT IN THE YEAR YOU FIRST FUND YOUR PROTECTED BENEFIT ACCOUNT. THE CALCULATION OF BOTH THE DEFERRAL ROLL-UP AMOUNT AND THE ANNUAL ROLL-UP AMOUNT ARE DISCUSSED LATER IN THIS SECTION.

--------------------------------------------------------------------------------

Beginning in the contract year that follows the contract year in which you fund your Protected Benefit account, if your Lifetime GMIB payments have not begun, you can withdraw up to your Annual withdrawal amount without reducing your GMIB benefit base. However, those same withdrawals will reduce the Annual Roll-up amount that would otherwise be applied to the GMIB benefit base at the end of the contract year. Remember that the Roll-up amount applicable under your contract does not become part of your GMIB benefit base until the end of the contract year. THE PORTION OF ANY WITHDRAWAL IN EXCESS OF YOUR ANNUAL WITHDRAWAL AMOUNT WILL REDUCE YOUR GMIB BENEFIT BASE ON A PRO RATA BASIS. SEE "ANNUAL WITHDRAWAL AMOUNT" LATER IN THIS SECTION.

Unless you decline or elect a different annual reset option, you will be enrolled in the automatic annual reset program and your GMIB benefit base will automatically "reset" to equal the Protected Benefit account value, if higher, on every contract date anniversary from your contract date, up to the contract date anniversary following your 95th birthday or contract maturity, if earlier. See "Annual reset options" later in this section.

Only amounts you allocate to the Protected Benefit account variable investment options and amounts in the Special DCA program designated for the Protected Benefit account variable investment options will fund your GMIB. These amounts will be included in your GMIB benefit base and will become part of your Protected Benefit account value. See "Allocating your contributions" earlier in this section for more information.

For example:

You purchase a Retirement Cornerstone(R) -- Series E contract with an initial contribution of $100,000 and allocate $60,000 to the Protected Benefit account variable investment options and $40,000 to the Investment account variable investment options. Your initial GMIB benefit base will be $60,000.

You can fund your GMIB benefit by allocating money to the Protected Benefit account variable investment options (either directly or through the special DCA program) immediately or at some later date. Allocations to the Protected Benefit account variable investment options also fund your Guaranteed minimum death benefit.

Your "Deferral Roll-up amount" and "Annual Roll-up amount" are described below. Your GMIB benefit base stops "rolling up" on the contract date anniversary following the owner's (or older joint owner's, if applicable) 95th birthday. If the annuitant is older than the owner, the contract maturity date (the point at which Lifetime GMIB payments must begin and Roll-ups will end) will precede the owner's 95th birthday.

For contracts with non-natural owners, the GMIB benefit base will be based on the annuitant's (or older joint annuitant's) age.

The amount of the deduction for an "Excess withdrawal" and the deduction for the Annual withdrawal amount are described under "How withdrawals affect your Guaranteed benefits" later in this section.

As discussed earlier in this section, your GMIB benefit base is not an account value or cash value. As a result, the GMIB benefit base cannot be split or divided in any proportion in connection with a divorce. See "How divorce may affect your Guaranteed benefits" in "More information."

Please see Appendix III later in this Prospectus for an example of how the GMIB benefit base is calculated.

You do not have an Annual withdrawal amount in the first contract year in which you fund your Protected Benefit account. A withdrawal from your Protected Benefit account in the first contract year in which you fund the Protected Benefit account will reduce your GMIB benefit base on a pro rata basis. Beginning with the contract year that follows the contract year in which you fund your Protected Benefit account, if your Lifetime GMIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your GMIB benefit base. The portion of a withdrawal in excess of your Annual withdrawal amount will reduce your GMIB benefit base on a pro rata basis. See "Annual withdrawal amount" later in this section.

                        CONTRACT FEATURES AND BENEFITS

For a description of how the ATP exit option will impact your GMIB benefit base, see ''ATP exit option'' later in this section.

GMIB BENEFIT BASE RESET

Unless you decline or elect a different annual reset option, you will be enrolled in the automatic annual reset program and your GMIB benefit base will automatically "reset" to equal the Protected Benefit account value, if higher, on every contract date anniversary from the date you first fund your Protected Benefit account, up to the contract date anniversary following your 95th birthday or contract maturity, if earlier. You must notify us in writing that you want to opt out of any automatic reset program. You can send us a written request to opt back in to an automatic reset program at a later date. We reserve the right to change or discontinue our reset programs at any time.

If a reset is not applicable on your contract date anniversary, the GMIB benefit base will not be eligible to be reset again until the next contract date anniversary. For jointly-owned contracts, eligibility to reset the GMIB benefit base is based on the age of the older owner. For non-naturally owned contracts, eligibility is based on the age of the annuitant or older joint annuitant.

ANNUAL RESET OPTIONS. We will send you a notice in each year that the GMIB benefit base is eligible to be reset. If you are not enrolled in either the automatic annual reset program or the automatic customized reset program you will have 30 days from your contract date anniversary to request a reset. At any time, you may choose one of the three available reset methods: one-time reset option, automatic annual reset program or automatic customized reset program. IF, AT THE TIME OF APPLICATION, YOU DO NOT DECLINE THE AUTOMATIC ANNUAL RESET PROGRAM OR ELECT A DIFFERENT ANNUAL RESET OPTION, YOU WILL BE ENROLLED IN THE AUTOMATIC ANNUAL RESET PROGRAM.

--------------------------------------------------------------------------------
ONE-TIME RESET OPTION -- RESETS YOUR GMIB BENEFIT BASE ON A SINGLE CONTRACT
DATE ANNIVERSARY.
AUTOMATIC ANNUAL RESET PROGRAM -- AUTOMATICALLY RESETS YOUR GMIB BENEFIT BASE
ON EACH CONTRACT DATE ANNIVERSARY YOU ARE ELIGIBLE FOR A RESET.
AUTOMATIC CUSTOMIZED RESET PROGRAM -- AUTOMATICALLY RESETS YOUR GMIB BENEFIT BASE ON EACH CONTRACT DATE ANNIVERSARY, IF ELIGIBLE, FOR THE PERIOD YOU DESIGNATE.
--------------------------------------------------------------------------------

One-time reset requests will be processed as follows:

(i)if your request is received within 30 days following your contract date anniversary, your GMIB benefit base will be reset, if eligible, as of that contract date anniversary. If your GMIB benefit base was not eligible for a reset on that contract date anniversary, your one-time reset request will be terminated;

(ii)if your request is received outside the 30 day period following your contract date anniversary, your GMIB benefit base will be reset, if eligible, on the next contract date anniversary. If your GMIB benefit base is not eligible for a reset, your one-time reset request will be terminated.

Once your one-time reset request is terminated, you must submit a new request in order to reset your benefit base.

If you wish to cancel your elected reset program, your request must be received by our processing office at least one business day prior to your contract date anniversary to terminate your reset program for such contract date anniversary. Cancellation requests received after this window will be applied the following year. A reset cannot be cancelled after it has occurred. For more information, see ''How to reach us'' earlier in this Prospectus.

EFFECT OF GMIB BENEFIT BASE RESETS. IT IS IMPORTANT TO NOTE THAT ONCE YOU HAVE RESET YOUR GMIB BENEFIT BASE, A NEW WAITING PERIOD TO EXERCISE THE GMIB WILL APPLY FROM THE DATE OF THE RESET. YOUR NEW EXERCISE DATE WILL BE THE TENTH CONTRACT DATE ANNIVERSARY FOLLOWING THE RESET OR, IF LATER, THE EARLIEST DATE YOU WOULD HAVE BEEN PERMITTED TO EXERCISE WITHOUT REGARD TO THE RESET, BUT IN NO EVENT WILL IT BE LATER THAN THE CONTRACT DATE ANNIVERSARY FOLLOWING AGE 95. See ''Exercise rules'' and ''How withdrawals affect your Guaranteed benefits'' below for more information. Please note that in most cases, resetting your GMIB benefit base will lengthen the exercise waiting period. Also, even when there is no additional charge when you reset your Roll-up benefit base, the total dollar amount charged on future contract date anniversaries may increase as a result of the reset since the charges may be applied to a higher benefit base than would have been otherwise applied. See ''Charges and expenses'' later in this Prospectus.

Owners of traditional IRA or QP contracts should consider the effect of the waiting period on the requirement to take lifetime required minimum distributions before resetting the GMIB benefit base. If a QP contract is converted to an IRA, in a direct rollover, the waiting period for the reset under the IRA contract will include any time that the QP contract was a funding vehicle under the plan. If a traditional IRA contract owner or a plan participant must begin taking lifetime required minimum distributions during the 10-year waiting period, the individual may want to consider taking the annual lifetime required minimum distribution calculated for the contract from another permissible contract or funding vehicle. See ''How withdrawals affect your Guaranteed benefits'' later in this section and ''Lifetime required minimum distribution withdrawals'' in ''Accessing your money.'' Also, see ''Required minimum distributions'' under ''Individual retirement arrangements
(IRAs)'' in ''Tax information'' and Appendix II -- ''Purchase considerations for QP Contracts'' later in this Prospectus.

ANNUAL ROLL-UP RATE

The Annual Roll-up rate is used to calculate your Annual withdrawal amount. It is also used to calculate amounts credited to your GMIB benefit base for the contract year in which the first withdrawal is made from your Protected Benefit account and all subsequent contract years. A different Roll-up rate is used to calculate amounts credited to your GMIB benefit base in the contract years prior to the first withdrawal from your Protected Benefit account -- it is called the "Deferral Roll-up rate". The Deferral Roll-up rate is described below.

The Annual Roll-up rate is variable and is tied to the Ten-Year Treasuries Formula Rate described below, but the minimum rate will never be less than 4% under the GMIB Two-Year Lock or greater than 8% in all contract years. The Annual Roll-up rate will be set at our discretion, subject to the stated minimum. We reserve the right, however, to declare an Annual Roll-up rate that is greater than 8%.

..   TEN-YEAR TREASURIES FORMULA RATE. For each calendar quarter, this rate is the average of the rates for the ten-year U.S. Treasury notes on each day for which such rates are reported

                        CONTRACT FEATURES AND BENEFITS
   during the 20 calendar days ending on the 15th day of the last month of the preceding calendar quarter, plus 1.00%, rounded to the nearest 0.10%. U.S. Treasury rates will be determined from the Federal Reserve Board Constant Maturity Series or such comparable rates as may be published by the Federal Reserve Board or generally available reporting services if the Federal Reserve Board Constant Maturity Series is discontinued.

DEFERRAL ROLL-UP RATE

The Deferral Roll-up rate is only used to calculate amounts credited to your GMIB benefit base through the end of the contract year that precedes the contract year in which the first withdrawal is made from your Protected Benefit account. The Deferral Roll-up rate is never used to calculate your Annual withdrawal amount under the GMIB.

Beginning with the first contract year in which you fund your Protected Benefit account, the Roll-up amount credited to your GMIB benefit base at the end of the contract year (the "Deferral Roll-up amount") will be calculated using the Deferral Roll-up rate. Once you take a withdrawal from your Protected Benefit account, the Deferral Roll-up amount will not be credited at the end of the contract year in which the withdrawal was taken and will terminate for the life of the contract. Instead, the Annual Roll-up amount will be credited.

The Deferral Roll-up rate is designed as an incentive to defer taking your first withdrawal from your Protected Benefit account until later contract years while potentially building greater Guaranteed benefit bases with a higher Roll-up rate.

The Deferral Roll-up rate is variable and is tied to the Deferral Ten-Year Treasuries Formula Rate described below. The minimum Deferral Roll-up rate will never be less than 4% under the GMIB Two-Year Lock or greater than 8% in all contract years up until the first withdrawal from the Protected Benefit account. The Deferral Roll-up rate will be set at our discretion, subject to the stated minimum. We reserve the right, however, to declare a Deferral Roll-up rate that is greater than 8%.

..   DEFERRAL TEN-YEAR TREASURIES FORMULA RATE. For each calendar quarter, this rate is the average of the rates for the ten-year U.S. Treasury notes on each day for which such rates are reported during the 20 calendar days ending on the 15th day of the last month of the preceding calendar quarter, plus 2.00%, rounded to the nearest 0.10%. U.S. Treasury rates will be determined from the Federal Reserve Board Constant Maturity Series or such comparable rates as may be published by the Federal Reserve Board or generally available reporting services if the Federal Reserve Board Constant Maturity Series is discontinued.

As described above, both the Annual Roll-up rate and the Deferral Roll-up rate will never be less than 4% under the GMIB Two-Year Lock or greater than 8% in all contract years. Based on the underlying formula rates that are used in arriving at the two Roll-up rates, it is expected that the Deferral Roll-up rate will generally be 1.00% greater than the Annual Roll-up rate. However, this is not guaranteed. In certain interest rate environments, the Deferral Roll-up rate may not always be 1.00% greater than the Annual Roll-up rate. In some cases, it may be more or less than 1.00% greater than the Annual Roll-up rate.

Also, the Lock-in Rate, which is the rate declared for the rate-hold period, may affect your Deferral Roll-up rate. In some cases, it may be more or less than 1.00% greater than the Annual Roll-up rate. The Lock-in Rates are described further in this section under "New business rates."

Examples:

..   Assume the calculation of Ten-Year Treasuries Formula Rate results in an
    Annual Roll-up rate of 3.25% and the calculation of the Deferral Ten-Year Treasuries Formula Rate results in a Deferral Roll-up rate of 4.25%. Since the Annual Roll-up rate is subject to a guaranteed minimum of 4%, the Annual Roll-up rate would be 4%. The Deferral Roll-up rate would remain 4.25% having met the same guaranteed minimum.

..   Assume the calculation of Ten-Year Treasuries Formula Rate results in an
    Annual Roll-up rate of 7.25% and the calculation of the Deferral Ten-Year Treasuries Formula Rate results in a Deferral Roll-up rate of 8.25%. Since the Annual Roll-up rate is below the guaranteed maximum of 8%, the Annual Roll-up rate would remain 7.25%. The Deferral Roll-up rate would be 8% because it would have exceeded our guaranteed maximum.

It is important to note that on each contract date anniversary, we will apply either the Annual Roll-up rate or the Deferral Roll-up rate to your GMIB benefit base based on whether you have ever taken a withdrawal from the Protected Benefit account. In statements we provide you, we will show you the Roll-up amounts under both rate scenarios. Once you take a withdrawal from your Protected Benefit account, the Deferral Roll-up rate will no longer be shown on your statements.

NEW BUSINESS RATES. Your initial Annual Roll-up rate will not be less than 4% under the GMIB Two-Year Lock or, if greater, the Ten-Year Treasuries Formula Rate. Your initial Deferral Roll-up rate will not be less than 4% under the GMIB Two-Year Lock or, if greater, the Deferral Ten-Year Treasuries Formula Rate. Once a contract is issued with the Annual Roll-up and Deferral rates that are in effect for new business, those rates will be applicable for two contract years. Any transfers or contributions to the Protected Benefit account variable investment options, either directly or through the Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options during the time period in which new business rates or Lock-in Rates are in effect will get the new business rates.



These are your Annual Roll-up and Deferral Roll-up Lock-in Rates and they will apply to your contract for two contract years under the GMIB Two-Year Lock. Thereafter, Renewal rates will apply.

RENEWAL RATES. After the Lock-in Rates are no longer in effect, a new Annual Roll-up rate will apply to your contract. A new Deferral Roll-up rate will also apply provided you have never taken a withdrawal from your Protected Benefit account. These "Renewal rates" will never be less than 4% under the GMIB Two-Year Lock or, if greater, the underlying Ten-Year Treasuries Formula Rate (for the Annual Roll-up rate) and Deferral Ten-Year Treasuries Formula Rate (for the Deferral Roll-up rate).

These Renewal rates may be more than or less than, or equal to, your initial Annual Roll-up rate and Deferral Roll-up rate. We also reserve the right to set new Lock-in Rates that are higher than Renewal rates.

                        CONTRACT FEATURES AND BENEFITS

Any transfers or contributions to the Protected Benefit account variable investment options, either directly or through the Special DCA program and any contribution amounts in the Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options, after the first day of any contract year will get the Annual Roll-up rate and Deferral Roll-up rate in effect as of the most recent contract date anniversary.


NOTIFICATION OF ANNUAL ROLL-UP RATE AND RENEWAL RATES. If you have the GMIB, your contract will indicate the Annual Roll-up rate and Deferral Roll-up rate that are in effect. These rates may not be the same rates that were illustrated prior to your purchase of the contract. If you choose to fund the GMIB after the new business rates have expired, you can contact a Customer Service Representative or visit www.axa.com to find out the current Annual Roll-up rate and if applicable, the Deferral Roll-up rate for your contract. In addition, your annual statement of contract values will show your current Renewal rates, as well as the previous year's Annual Roll-up rate or Deferral Roll-up rate (whichever applies) for your contract. This information can also be found online, through your Online Access Account.


--------------------------------------------------------------------------------
THE ANNUAL ROLL-UP RATE IS USED TO CALCULATE YOUR ANNUAL WITHDRAWAL AMOUNT AND THE CREDIT TO YOUR GMIB BENEFIT BASE IF YOU HAVE TAKEN A WITHDRAWAL FROM YOUR PROTECTED BENEFIT ACCOUNT. THE DEFERRAL ROLL-UP RATE IS USED TO CALCULATE THE CREDIT TO YOUR GMIB BENEFIT BASE UNTIL A WITHDRAWAL IS MADE.
--------------------------------------------------------------------------------

ANNUAL ROLL-UP AMOUNT AND ANNUAL GMIB BENEFIT BASE ADJUSTMENT

The Annual Roll-up amount is an amount credited to your GMIB benefit base on each contract date anniversary if there has ever been a withdrawal from your Protected Benefit account. The Annual Roll-up amount adjustment to your GMIB benefit base is a primary way to increase the value of your GMIB benefit base. This amount is calculated by taking into account your GMIB benefit base from the preceding contract date anniversary, the Annual Roll-up rate under your contract, contributions and transfers to the Protected Benefit account during the contract year and any withdrawals up to the Annual withdrawal amount during the contract year. A withdrawal from your Protected Benefit account in the first contract year in which the Protected Benefit account is funded is an Excess withdrawal. Any such withdrawal will reduce (i) your GMIB benefit base on a pro rata basis and (ii) your Annual Roll-up amount on a dollar-for-dollar basis, but not less than zero. However, a RMD withdrawal from our RMD program will not reduce your Annual Roll-up amount in the year you first fund your Protected Benefit account.

Your Annual Roll-up amount at the end of the contract year is calculated, as follows:

..   Your GMIB benefit base on the preceding contract date anniversary, multiplied by:

..   The Annual Roll-up rate that was in effect on the first day of the contract year; less

..   Any withdrawals up to the Annual withdrawal amount resulting in a dollar-for-dollar reduction of the Annual Roll-up amount; plus

..   A pro-rated Roll-up amount for any contribution to the Protected Benefit account variable investment options during the contract year; plus

..   A pro-rated Roll-up amount for any transfer from the Investment account and/or Guaranteed interest option to the Protected Benefit account variable investment options during the contract year; plus

..   A pro-rated Roll-up amount for any contribution amounts made during the contract year to the Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options during the contract year.

A PRO-RATED ROLL-UP AMOUNT IS BASED ON THE NUMBER OF DAYS IN THE CONTRACT YEAR AFTER THE CONTRIBUTION OR TRANSFER. (SINCE THERE IS NO ANNUAL WITHDRAWAL AMOUNT IN THE FIRST CONTRACT YEAR IN WHICH THE PROTECTED BENEFIT ACCOUNT IS FUNDED, ANY WITHDRAWALS IN THAT YEAR OTHER THAN RMD WITHDRAWALS FROM OUR RMD PROGRAM RESULT IN A DOLLAR-FOR-DOLLAR REDUCTION OF THE ANNUAL ROLL-UP AMOUNT (BUT NOT LESS THAN ZERO).)

DEFERRAL ROLL-UP AMOUNT AND ANNUAL GMIB BENEFIT BASE ADJUSTMENT

The Deferral Roll-up amount is an amount credited to your GMIB benefit base on each contract date anniversary provided you have never taken a withdrawal from your Protected Benefit account. The amount is calculated by taking into account your GMIB benefit base from the preceding contract date anniversary, the applicable Deferral Roll-up rate under your contract and contributions and transfers to the Protected Benefit account during the contract year. The Deferral Roll-up amount adjustment to your GMIB benefit base is a primary way to increase the value of your GMIB benefit base. Your Deferral Roll-up amount at the end of the contract year is calculated as follows:

..   your GMIB benefit base on the preceding contract date anniversary, multiplied by:

..   the Deferral Roll-up rate that was in effect on the first day of the contract year; plus

..   a pro-rated Deferral Roll-up amount for any contribution to the Protected
    Benefit account variable investment options during the contract year; plus

..   a pro-rated Deferral Roll-up amount for any transfer from the Investment account and/or Guaranteed interest option to the Protected Benefit account variable investment options during the contract year; plus

..   a pro-rated Deferral Roll-up amount for any contribution amounts made during the contract year to the Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options during the contract year.

A PRO-RATED DEFERRAL ROLL-UP AMOUNT IS BASED ON THE NUMBER OF DAYS IN THE CONTRACT YEAR AFTER THE CONTRIBUTION OR TRANSFER.


                              -------------------

THE GMIB BENEFIT BASE STOPS ROLLING UP ON THE CONTRACT DATE ANNIVERSARY FOLLOWING THE OWNER'S (OR OLDER JOINT OWNER, IF APPLICABLE) 95TH BIRTHDAY OR, IF EARLIER, AT CONTRACT MATURITY, OR THE OWNER'S (OR OLDER JOINT OWNER'S, IF APPLICABLE) DEATH.

ANNUAL WITHDRAWAL AMOUNT

(APPLICABLE PRIOR TO THE BEGINNING OF LIFETIME GMIB PAYMENTS)

Your Annual withdrawal amount for the next contract year is calculated on each contract date anniversary beginning with the contract year that

                        CONTRACT FEATURES AND BENEFITS
follows the contract year in which the Protected Benefit account is first funded, and is equal to:

..   the Annual Roll-up rate in effect at the time, multiplied by;

..   the GMIB benefit base as of the most recent contract date anniversary.

Beginning with the contract year that follows the contract year in which you fund your Protected Benefit account, if your Lifetime GMIB payments have not begun, you may withdraw up to your Annual withdrawal amount without reducing your GMIB benefit base and adversely affecting your Lifetime GMIB payments. IT IS IMPORTANT TO NOTE THAT WITHDRAWALS IN EXCESS OF YOUR ANNUAL WITHDRAWAL AMOUNT WILL HAVE A HARMFUL EFFECT ON BOTH YOUR GMIB BENEFIT BASE AND LIFETIME GMIB PAYMENTS. AN EXCESS WITHDRAWAL THAT REDUCES YOUR PROTECTED BENEFIT ACCOUNT TO ZERO WILL CAUSE YOUR GMIB TO TERMINATE.

You do not have an Annual withdrawal amount in the contract year in which you fund the Protected Benefit account. A WITHDRAWAL FROM YOUR PROTECTED BENEFIT ACCOUNT IN THE FIRST CONTRACT YEAR IN WHICH THE PROTECTED BENEFIT ACCOUNT IS FUNDED IS AN EXCESS WITHDRAWAL AND WILL REDUCE (I) YOUR GMIB BENEFIT BASE ON A PRO RATA BASIS AND (II) YOUR ANNUAL ROLL-UP AMOUNT ON A DOLLAR-FOR-DOLLAR BASIS. Beginning with the contract year that follows the contract year in which your Protected Benefit account was first funded, the portion of a withdrawal from your Protected Benefit account in excess of your Annual withdrawal amount, and all subsequent withdrawals from your Protected Benefit account in that contract year, will always reduce your GMIB benefit base on a pro rata basis. This is referred to as an "Excess withdrawal". The reduction of your GMIB benefit base on a pro rata basis means that we calculate the percentage of your current Protected Benefit account value that is being withdrawn and we reduce your current GMIB benefit base by the same percentage. A pro rata withdrawal will have a significant adverse effect on your benefit base in cases where the Protected Benefit account value is less than the benefit base. For an example of how a pro rata reduction works, see "How withdrawals affect your Guaranteed benefits" later in this section and, for examples of how withdrawals affect your Annual withdrawal amount, see Appendix VII later in this Prospectus.

Your Annual withdrawal amount is always calculated using the Annual Roll-up rate in effect for your contract at the beginning of the contract year. The Deferral Roll-up rate, described above, is never used for the purposes of calculating the Annual withdrawal amount. Your Annual withdrawal amounts are not cumulative. If you withdraw less than your Annual withdrawal amount in any contract year, you may not add the remainder to your Annual withdrawal amount in any subsequent year. Your Annual withdrawal amount may be more than or less than your Lifetime GMIB payments. Please refer to the beginning of this section for more information about "Lifetime GMIB payments".

EXAMPLE OF HOW YOUR ANNUAL WITHDRAWAL AMOUNT; ANNUAL ROLL-UP AMOUNT; DEFERRAL ROLL-UP AMOUNT AND ANNUAL GMIB BENEFIT BASE ADJUSTMENT; AND THE EFFECT OF AN EXCESS WITHDRAWAL IS CALCULATED.

ANNUAL WITHDRAWAL AMOUNT. Assume you make a contribution of $200,000 and allocate $100,000 to your Protected Benefit account variable investment options and $100,000 to your Investment account variable investment options at issue. At the beginning of contract year three, assume you transfer $5,000 to your Protected Benefit account variable investment options. Also assume that your Annual Roll-up rate is 4% and your Deferral rate is 5% in each contract year. Accordingly, your GMIB benefit base on your third contract date anniversary is $121,012.

The GMIB benefit base of $121,012 is calculated as follows:

You start with $100,000 allocated to the Protected Benefit account variable investment options. This amount is your initial GMIB benefit base.

   -- The first Deferral Roll-up amount increases your GMIB benefit base to $105,000. ($100,000 + $5,000)

      $100,000 (GMIB BENEFIT BASE) X 5% (DEFERRAL ROLL-UP RATE) = $5,000 (DEFERRAL ROLL-UP AMOUNT)

   -- The second Deferral Roll-up amount increases your GMIB benefit base to $110,250. ($105,000 + $5,250)

      $105,000 (GMIB BENEFIT BASE) X 5% (DEFERRAL ROLL-UP RATE) = $5,250 (DEFERRAL ROLL-UP AMOUNT)

   -- Your $5,000 transfer from the Investment account at the beginning of contract year three increases your GMIB benefit base to $115,250. ($110,250 + $5,000)

   -- The third Deferral Roll-up amount increases your GMIB benefit base to $121,012. ($115,250 + $5,762)

      $115,250 (GMIB BENEFIT BASE) X 5% (DEFERRAL ROLL-UP RATE) = $5,762 (DEFERRAL ROLL-UP AMOUNT)

Your Annual withdrawal amount as of the beginning of contract year four is equal to $4,840, calculated as follows:

..   $121,012 (GMIB benefit base as of your most recent contract date anniversary) MULTIPLIED BY:

..   4% (your current Annual Roll-up rate) EQUALS:

..   $4,840

Please note that your Annual Roll-up rate is used to calculate your Annual withdrawal amount. The Deferral Roll-up rate is never used to calculate your Annual withdrawal amount.

ANNUAL ROLL-UP AMOUNT AND ANNUAL BENEFIT BASE ADJUSTMENT. Further assume that during contract year four (on the 146th day of the contract year), you make a contribution of $10,000 to your Protected Benefit account variable investment options, making your current GMIB benefit base after the contribution $131,012. Also assume that you withdraw your full Annual withdrawal amount of $4,840 during contract year four.

On your fourth contract date anniversary, your Annual Roll-up amount is equal to $240, calculated as follows:

..   4% (YOUR CURRENT ANNUAL ROLL-UP RATE) MULTIPLIED BY

..   $121,012 (YOUR GMIB BENEFIT BASE AS OF YOUR MOST RECENT CONTRACT DATE
    ANNIVERSARY) MINUS

..   $4,840 (the Annual withdrawal amount, which was withdrawn); PLUS

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                        CONTRACT FEATURES AND BENEFITS

..   $240 (THE DAILY PRO-RATED ROLL-UP AMOUNT FOR THE CONTRIBUTION: $10,000 X 4%
    X 219/365* = $240)

..   EQUALS $240

                              -------------------

* THIS FRACTION REPRESENTS THE NUMBER OF DAYS IN A 365-DAY CONTRACT YEAR THAT THE CONTRIBUTION WOULD HAVE RECEIVED CREDIT TOWARD THE ROLL-UP AMOUNT.

Please note that the withdrawal in contract year four terminated the Deferral Roll-up rate. Therefore on the fourth contract date anniversary, the Annual Roll-up rate was used to calculate the Annual Roll-up amount.

Your adjusted GMIB benefit base is $131,252.

EFFECT OF AN EXCESS WITHDRAWAL. In contract year four, assume instead that you make a withdrawal of $7,840. This would result in an Excess withdrawal of $3,000 because your Annual withdrawal amount is only $4,840 ($7,840 - $4,840 = $3,000). Further, assume that your Protected Benefit account value at the time of this withdrawal is $100,000. As described earlier in this section, Excess withdrawals reduce your GMIB benefit base on a pro-rata basis. Accordingly, your GMIB benefit base is reduced by $3,930 at the time of the withdrawal, calculated as follows:

..   $131,012 (YOUR CURRENT GMIB BENEFIT BASE: $121,012 + $10,000) MULTIPLIED BY

..   3% (THE PERCENTAGE OF YOUR CURRENT PROTECTED BENEFIT ACCOUNT VALUE THAT WAS
    WITHDRAWN IN EXCESS OF YOUR ANNUAL WITHDRAWAL AMOUNT) EQUALS

..   $3,930.

On your fourth contract date anniversary, your adjusted GMIB benefit base is $127,322, calculated as follows:

..   $127,082 (YOUR GMIB BENEFIT BASE ADJUSTED TO REFLECT THE EXCESS WITHDRAWAL:
    $131,012 - $3,930 = $127,082) PLUS

..   $240 (YOUR ANNUAL ROLL-UP AMOUNT) EQUALS

..   $127,322.

Please note that the Excess withdrawal in contract year four terminated the no lapse guarantee. Please see the following section below for more information.

See Appendix VII later in this Prospectus for more examples of how withdrawals affect your Guaranteed benefit bases and Annual withdrawal amount.

GMIB "NO LAPSE GUARANTEE"

In general, if your Protected Benefit account value falls to zero (except as discussed below), the GMIB will be exercised automatically, based on the owner's (or older joint owner's, if applicable) current age and GMIB benefit base as follows:

..   You will be issued a life only supplementary contract based on a single life. Upon exercise, your Guaranteed minimum death benefit will be terminated.

..   You will have 30 days from when we notify you to change the payout option and/or the payment frequency.

Poor investment performance of the Protected Benefit account variable investment options may contribute to your Protected Benefit account value falling to zero.

The no-lapse guarantee will terminate under the following circumstances:

..   If your aggregate withdrawals from your Protected Benefit account in any contract year following the contract year in which you first fund your Protected Benefit account exceed your Annual withdrawal amount.

..   Upon the contract date anniversary following the owner (or older joint owner, if applicable) reaching age 95, or, if earlier, the contract maturity date.

If you were enrolled in the Maximum Payment Plan or Customized Payment Plan, the frequency of your Lifetime GMIB payments will be the same based on the payment frequency you elected. Your Lifetime GMIB payment amount may be less than your Annual withdrawal amount in the prior contract year.

If you were not enrolled in the Maximum Payment Plan or Customized Payment Plan, you will begin receiving your Lifetime GMIB payments annually one calendar year after the date that the Protected Benefit account value fell to zero. Your Lifetime GMIB payment amount may be less than your Annual withdrawal amount in the prior contract year.

EXERCISE OF GMIB. On each contract date anniversary that you are eligible to exercise the GMIB, we will send you an eligibility notice illustrating how much income could be provided as of the contract date anniversary. You must notify us within 30 days following the contract date anniversary if you want to exercise the GMIB. You must return your contract to us, along with all required information within 30 days following your contract date anniversary, in order to exercise this benefit. Upon exercise of the GMIB, the owner (or older joint owner, if applicable) will become the annuitant, and the contract will be annuitized on the basis of the annuitant's life. You will begin receiving annual payments one year after the annuity payout contract is issued. If you choose monthly or quarterly payments, you will receive your payment one month or one quarter after the annuity payout contract is issued. Under monthly or quarterly payments, the aggregate payments you receive in a contract year will be less than what you would have received if you had elected an annual payment, as monthly and quarterly payments reflect the time value of money with regard to both interest and mortality. You may choose to take a withdrawal prior to exercising the GMIB, which will reduce your payments. You may not partially exercise this benefit. See ''Withdrawing your account value'' in ''Accessing your money'' later in this Prospectus. Payments end with the last payment before the annuitant's (or joint annuitant's, if applicable) death.

Please see "Exercise of the GMIB in the event of a GMIB fee increase" under "charges and expenses" later in this Prospectus for more information on exercising your GMIB upon notice of a change to the GMIB fee.


EXERCISE RULES. The latest date you may exercise the GMIB is the 30th day following the contract date anniversary following the annuitant's 95th birthday. Eligibility to exercise the GMIB is based on the owner's (or older joint owner's, if applicable) age, as follows:


..   If you were at least age 20 and no older than age 44 on the contract date anniversary immediately preceding the date you first

                        CONTRACT FEATURES AND BENEFITS
   funded your Protected Benefit account, you are eligible to exercise the GMIB within 30 days following each contract date anniversary beginning with the 15th contract date anniversary following the date you first funded your Protected Benefit account.

..   If you were at least age 45 and no older than age 49 on the contract date anniversary immediately preceding the date you first funded your Protected Benefit account, you are eligible to exercise the GMIB within 30 days following each contract date anniversary after age 60.

..   If you were at least age 50 and no older than age 80 on the contract date anniversary immediately preceding the date you first funded your Protected Benefit account, you are eligible to exercise the GMIB within 30 days following each contract date anniversary beginning with the 10th contract date anniversary following the date you first funded your Protected Benefit account.

The GMIB guarantees annual lifetime payments ("Lifetime GMIB payments"), which will begin at the earliest of:

(i)the next contract year following the date your Protected Benefit account value falls to zero (provided the no lapse guarantee is in effect);

(ii)the contract date anniversary following your 95th birthday; or

(iii)your election to exercise the GMIB.


Your Lifetime GMIB payments will be calculated as described below in this section. Whether your Lifetime GMIB payments are triggered by age 95, the no lapse guarantee, or your election to exercise the GMIB, we use the same calculation to determine the amount of the payments.


For single owner contracts, the payout can be either based on a single life (the owner's life) or joint lives. For IRA contracts, the joint life must be the spouse of the owner. For jointly owned contracts, payments can be based on a single life (based on the life of the older owner) or joint lives. For non-natural owners, payments are available on the same basis (based on the annuitant or joint annuitant's life).

Your Lifetime GMIB payments are calculated by applying your GMIB benefit base to guaranteed annuity purchase factors. If your Protected Benefit account value is zero as described under the "GMIB "no lapse guarantee"", we will use your GMIB benefit base as of the day your Protected Benefit account value was reduced to zero. On the day your Protected Benefit account value is reduced to zero, we calculate your GMIB benefit base using the same formula as described under "GMIB benefit base" earlier in this section. If your Protected Benefit account was reduced to zero on a date other than your contract anniversary, we will include a pro rata portion of the applicable Roll-up amount in your GMIB base.

Example:

   Assume your Protected Benefit account value goes to zero in the middle of the 10th contract year. At the beginning of the 10th contract year, the GMIB benefit base is $100,000. Further assume there were no contributions or transfers to the Protected Benefit account or any withdrawals during that contract year. If the applicable Roll-up rate was 4%, the GMIB benefit base on the day your Protected Benefit account value was reduced to zero would be $102,000.

If your Protected Benefit account value is reduced to zero on your contract date anniversary as the result of the deduction of charges under the contract, we will add any remaining Annual Roll-up amount, or if applicable, your Deferral Roll-up amount, to your GMIB benefit base.

If the GMIB is exercised under any of the four events as described above, and you have no Investment account value, the following applies:

(i)We will issue a supplementary contract with the same owner and beneficiary.

(ii)The deferral contract, including the Guaranteed minimum death benefit will be terminated.

If the GMIB is exercised under any of the four events as described above, and you have Investment account value, the following applies:

(i)We will issue a supplementary contract for the Protected Benefit account with the same owner and beneficiary. The Investment account under the deferred contract will continue to be in force.

(ii)Your Lifetime GMIB payment will not reduce your Investment account value.

(iii)Your Guaranteed minimum death benefit will be terminated.

(iv)For IRA contracts, your RMD payments will be based solely on your Investment account value and may only be withdrawn from your Investment account.


If you elect to exercise the GMIB or your Protected Benefit account value has not fallen to zero before or the contract date anniversary that follows the annuitant reaching age 95, whichever is sooner, the following applies:


(i)We will issue a supplementary contract with the same owner and beneficiary;

(ii)Your Lifetime GMIB payments will be equal to the greater of:

  . your Protected Benefit account value applied to the guaranteed, or, if greater, the current annuitization factors,

                                     -OR-

  .   the GMIB benefit base applied to the guaranteed annuity purchase factors.


For example, assuming the current annuitization factors are greater than the guaranteed annuitization factors, a male contract owner whose annuitant is age 95 and has a $100,000 GMIB benefit base and $50,000 in Protected Benefit account value would receive the greater of the following:


(i)Current annuitization factors (which are subject to change) applied to his $50,000 Protected Benefit account value, which currently equals a monthly payment of $1,065, or

(ii)The guaranteed annuity purchase factor discussed above (in this example, it would be 0.63%) applied to his $100,000 GMIB benefit base, which equals a Lifetime GMIB monthly payment of $630.

In this example, the contract owner's monthly payment would be $1,065.

(i)Any Investment account value will be annuitized under a separate contract based on one of the annuity payout options discussed under "Your annuity payout options" in "Accessing your money" later in this Prospectus;

                        CONTRACT FEATURES AND BENEFITS

(ii)Upon issuing your supplementary contract, your Guaranteed minimum death benefit and your death benefit in connection with your Investment account value will be terminated.


If you have the GMIB and your Protected Benefit account value falls to zero due to an Excess withdrawal, we will terminate your GMIB and you will receive no payment or supplementary life annuity contract, even if your GMIB benefit base is greater than zero. Please see the Hypothetical illustrations in Appendix IV for an example of how Lifetime GMIB payments are calculated when: (i) a hypothetical Protected Benefit account value falls to zero, and (ii) the annuitant reaches age 95.


Please note:


(i)if the GMIB benefit base is reset after age 85, the only time you may exercise the GMIB is within 30 days following the contract date anniversary following the annuitant's attainment of age 95;


(ii)for Retirement Cornerstone(R) Series E QP contracts, the Plan participant can exercise the GMIB only if he or she elects to take a distribution from the Plan and, in connection with this distribution, the Plan's trustee changes the ownership of the contract to the participant. This effects a rollover of the Retirement Cornerstone(R) Series E QP contract into a Retirement Cornerstone(R) Series E traditional IRA. This process must be completed within the 30-day time frame following the contract date anniversary in order for the Plan participant to be eligible to exercise. However, if the GMIB is automatically exercised as a result of the no lapse guarantee, a rollover into an IRA will not be effected and payments will be made directly to the trustee;

(iii)since no partial exercise is permitted, owners of defined benefit QP contracts who plan to change ownership of the contract to the participant must first compare the participant's lump sum benefit amount and annuity benefit amount to the GMIB benefit base and account value, and make a withdrawal from the contract if necessary. See ''How withdrawals affect your Guaranteed benefits'' later in this section;

(iv)if you reset the GMIB benefit base (as described earlier in this section), your new exercise date will be the tenth contract date anniversary following the reset or, if later, the earliest date you would have been permitted to exercise without regard to the reset, but in no event will it be later than the contract date anniversary following age 95. Please note that in most cases, resetting your GMIB benefit base will lengthen the waiting period;

(v)a spouse beneficiary or younger spouse joint owner under Spousal continuation may continue the GMIB if the contract is not past the last date on which the original owner could have exercised the benefit and the spouse beneficiary or younger spouse joint owner is eligible to continue the benefit and to exercise the benefit under the applicable exercise rule (described in the above bullets). In general, the spouse beneficiary or younger spouse joint owner's age on the date of the owner's death replaces the owner's age at issue, for purposes of determining the availability of the benefit and which of the exercise rules applies. If the spouse beneficiary or younger spouse joint owner is over age 85 on the date of the owner's death, she will have a one-time opportunity to exercise the GMIB subject to the following additional rules. The one-time election will be available only if the spouse beneficiary or younger spouse joint owner is age 95 or younger and the original owner died before the age of 95. In addition, the election to exercise the GMIB must be made no later than one year following the date of the owner's death. If the GMIB is exercised, the Guaranteed minimum death benefit will be terminated. For example, if an owner is age 70 at issue, and he dies at age 79, and the spouse beneficiary is 86 on the date of his death, she may exercise the GMIB no later than one year following the date of the owner's death, even though she was 77 at the time the contract was issued, because eligibility is measured using her age at the time of the owner's death, not her age on the issue date.

(vi)if the contract is jointly owned, you can elect to have the GMIB paid either: (a) as a joint life benefit or (b) as a single life benefit paid on the basis of the older owner's age (if applicable); and

(vii)if the contract is owned by a trust or other non-natural person, eligibility to elect or exercise the GMIB is based on the annuitant's (or older joint annuitant's, if applicable) age, rather than the owner's.



From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. See "Guaranteed benefit offers" later in this section for more information.



ASSET TRANSFER PROGRAM (''ATP'')

If you have the GMIB, you are required to participate in the asset transfer program (''ATP''). The ATP helps us manage our financial exposure in providing the guaranteed benefits, by using predetermined mathematical formulas to move account value between the AXA Ultra Conservative Strategy investment option and the other Protected Benefit account variable investment options. The formulas applicable to you may not be altered once you have the benefit. In essence, we seek to preserve account value in the Protected Benefit account variable investment options by transferring some or all of your account value in other Protected Benefit account variable investment options to a more stable option (i.e., the AXA Ultra Conservative Strategy investment option). The formulas also contemplate the transfer of some or all of the account value from the AXA Ultra Conservative Strategy investment option to the other Protected Benefit account variable investment options according to your allocation instructions on file. The formulas are described below and are also described in greater detail in Appendix VIII later in this Prospectus.

The AXA Ultra Conservative Strategy investment option will only be used to hold amounts transferred out of your other Protected Benefit account variable investment options in accordance with the formulas described below. The AXA Ultra Conservative Strategy investment option is part of the Protected Benefit account, but you may not directly allocate a contribution to the AXA Ultra Conservative Strategy investment option or request a transfer of account value into the AXA Ultra Conservative Strategy investment option. The ATP applies to amounts you allocate to the Protected Benefit account variable investment options. On a limited basis, you may request a transfer out of the AXA Ultra Conservative Strategy investment option, subject to the rules discussed below. For a summary description of the AXA Ultra Conservative Strategy investment option, please see ''Portfolios of the Trusts'' in ''Contract features and benefits'' earlier in this Prospectus.

Transfers into or out of the AXA Ultra Conservative Strategy investment option, if required, are processed on each valuation day. The valuation day occurs on each contract monthiversary. The contract monthiversary is the same date of the month as the contract date. If

                        CONTRACT FEATURES AND BENEFITS
the contract monthiversary is not a business day in any month, the valuation day will be the next business day. For contracts with issue dates after the 28th day of the month, the valuation day will be on the first business day of the following month. In the twelfth month of the contract year, the valuation day will be on the contract date anniversary. If the contract date anniversary occurs on a day other than a business day, the valuation day will be the business day immediately preceding the contract date anniversary.

In general, the formulas work as follows. On each valuation day, two formulas -- the ATP formula and the transfer amount formula -- are used to automatically perform an analysis with respect to your GMIB.

The first formula, called the ATP formula, begins by calculating a contract ratio, which is determined by dividing the Protected Benefit account value by the GMIB benefit base, and subtracting the resulting number from one. The contract ratio is then compared to predetermined ''transfer points'' to determine what portion of the Protected Benefit account value needs to be held in the AXA Ultra Conservative Strategy investment option.

If the contract ratio on the valuation day is equal to or less than the minimum transfer point, all of the account value in the AXA Ultra Conservative Strategy investment option, if any, will be transferred to the other Protected Benefit account variable investment options according to your allocation instructions on file. If the contract ratio on the valuation day exceeds the minimum transfer point but is less than the maximum transfer point, amounts may be transferred either into or out of the AXA Ultra Conservative Strategy investment option depending on the account value already in the AXA Ultra Conservative Strategy investment option and the Special DCA program designated for the Protected Benefit account variable investment options. If the contract ratio on the valuation day is equal to or greater than the maximum transfer point, the total amount of your account value in the Protected Benefit account variable investment options will be transferred into the AXA Ultra Conservative Strategy investment option. For purposes of these calculations, amounts in any Special DCA program designated for the Protected Benefit account variable investment options are excluded from amounts that are transferred into the AXA Ultra Conservative Strategy investment option.

ATP transfers into the AXA Ultra Conservative Strategy investment option will be transferred out of your other Protected Benefit account variable investment options on a pro rata basis. ATP transfers out of the AXA Ultra Conservative Strategy investment option will be allocated among the other Protected Benefit account variable investment options in accordance with your allocation instructions on file. No amounts will be transferred into or out of the Special DCA program as a result of any ATP transfer.

If you make a contribution or transfer to your Protected Benefit account after the contract date, that contribution will be allocated according to the instructions that you provide or, if we do not receive any instructions, according to the allocation instructions on file for your contract. If the contribution or transfer is processed on a valuation day, it will be subject to an ATP transfer calculation on that day. If the contribution is received between valuation days, the amount contributed will be subject to an ATP transfer calculation on the next valuation day.

A separate formula, called the transfer amount formula, is used to calculate the amount that must be transferred either into or out of the AXA Ultra Conservative Strategy investment option when the ATP formula indicates that such a transfer is required. For example, the transfer amount formula reallocates Protected Benefit account value such that for every 1% by which the contract ratio exceeds the minimum transfer point after the transaction 10% of the Protected Benefit account value will be invested in the AXA Ultra Conservative Strategy investment option and the Special DCA program designated for the Protected Benefit account variable investment options. When the contract ratio exceeds the maximum transfer point, amounts will be transferred into the AXA Ultra Conservative Strategy investment option such that 100% of the Protected Benefit account value will be invested in the AXA Ultra Conservative Strategy investment option and the Special DCA program designated for the Protected Benefit account variable investment options. On the first day of your first ATP year, the minimum transfer point is 15% and the maximum transfer point is 25%. The minimum and maximum transfer points increase each contract monthiversary. In the 10th ATP year (and later), the minimum transfer point is 45% and the maximum transfer point is 55%. See Appendix VIII for a list of transfer points.

Each time you make a subsequent contribution or transfer to your Protected Benefit account we will apply a setback adjustment formula. We use the formula to determine whether (and to what extent) your applicable transfer points may be "set back". Any set back of your transfer points will apply on the next business day. The formula we use to calculate the set back applicable to you may not be altered once you have the benefit. In general, the formula adjusts your applicable transfer points to reflect the weighted average age of all contributions and transfers made to the Protected Benefit account in relation to the GMIB benefit base on the day prior to the contribution or transfer. For information about the calculation, please see Appendix VIII later in this Prospectus.

If you take a withdrawal from your Protected Benefit account and there is account value allocated to the AXA Ultra Conservative Strategy investment option, the withdrawal will be taken pro rata out of your Protected Benefit account variable investment options (including the AXA Ultra Conservative Strategy investment option).

Subject to any necessary regulatory approvals and advance notice to affected contract owners, we reserve the right to utilize an investment option other than the AXA Ultra Conservative Strategy investment option as part of the ATP.

ATP EXIT OPTION. Apart from the operation of the formulas, you may request a transfer of account value in the AXA Ultra Conservative Strategy investment option. You may wish to exercise the ATP exit option if you seek greater equity exposure and if it meets your investment goals and risk tolerance. This strategy may result in higher growth of your Protected Benefit account value if the market increases which may also increase your Guaranteed benefit bases upon a reset. On the other hand, if the market declines, your Protected Benefit account value will also decline which will reduce the likelihood that your Guaranteed benefit bases will increase. You should consult with your financial professional to assist you in determining whether exercising the ATP exit option meets your investment goals and risk tolerance.

The ATP exit option is subject to the following limitations:

..   You may not transfer out of the AXA Ultra Conservative Strategy investment option during the contract year in which you first fund your Protected Benefit account.

..   Beginning in the contract year that follows the contract year in which you first fund your Protected Benefit account, and until the

                        CONTRACT FEATURES AND BENEFITS
   contract year following age 85, you may make a transfer out of the AXA Ultra Conservative Strategy investment option only once per contract year.

..   You must elect the transfer on a specific transfer form we provide.

..   100% of your account value in the AXA Ultra Conservative Strategy investment option must be transferred out. You cannot request a partial transfer. The transfer will be allocated to your other Protected Benefit account variable investment options based on the instructions we have on file.

..   There is no minimum account value requirement for the ATP exit option. You may make this election if you have any account value in the AXA Ultra Conservative Strategy investment option.


..   We are not able to process an ATP exit option on a valuation day and we will not consider your transfer request to be in good order if we receive it on a valuation day. If we receive your transfer form on a valuation day and it is complete, your ATP exit option will be processed on the next business day. If no account value remains in the AXA Ultra Conservative Strategy investment option on that day, there will be no transfer and your election will not count as your one permitted ATP exit option for that contract year.

If we process an ATP exit option, we will recalculate your benefit bases. A transfer may result in a reduction in your Guaranteed benefit bases and therefore a reduction in the value of your Guaranteed benefits. In some cases, the reduction in your benefit bases may be greater than the amount transferred out of the AXA Ultra Conservative Strategy investment option.

Please note that after exercising the ATP exit option, account value may be transferred out of your Protected Benefit account investment options and into the AXA Ultra Conservative Strategy investment option as soon as the next valuation day.


You should be aware that contributions and transfers to the Protected Benefit account generally have the effect of moving money out of the AXA Ultra Conservative Strategy investment option. However, in cases where the GMIB benefit base far exceeds the Protected Benefit account value and a contribution or transfer has not been made for a long period of time, making an additional contribution or transfer to the Protected Benefit account may result in no movement out of the AXA Ultra Conservative Strategy investment option due to the ATP year set back. Under these circumstances, the additional contribution or transfer may be transferred into the AXA Ultra Conservative Strategy investment option on the next valuation day. You should consider these factors when making a subsequent contribution or transfer to your Protected Benefit account. See Appendix VIII later in this prospectus for examples of how subsequent contributions may impact the ATP exit option.

On the day the ATP exit option is processed, the current value of the GMIB benefit base, the Roll-up to age 85 benefit base and the Highest Anniversary Value benefit base (as applicable) is compared to the new benefit base produced by the ATP exit option formula. Each benefit base (the GMIB benefit base, the Roll-up to age 85 benefit base and the Highest Anniversary Value benefit base) is adjusted to the lesser of the current value of that benefit base or the new benefit base produced by the ATP exit option formula. There is the potential that the Roll-up to age 85 benefit base will be adjusted without a corresponding adjustment to the Highest Anniversary Value benefit base and vice versa. The Return of Principal death benefit base is not adjusted.

If the GMIB benefit base and Roll-up to age 85 benefit base are adjusted, there are no corresponding adjustments made to the Deferral Roll-up amount, the Annual Roll-up amount and the Annual withdrawal amount in that contract year. Any applicable amounts are added to your newly adjusted GMIB benefit base and Roll-up benefit base to age 85.

For information about the ATP exit option, please see Appendix VIII later in this Prospectus.

DEATH BENEFIT

For the purposes of determining the death benefit under your Retirement Cornerstone(R) Series E contract, we treat your Investment account and any Guaranteed minimum death benefit funded by your Protected Benefit account differently.

The death benefit in connection with your Investment account is equal to your Investment account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and any required information and forms necessary to effect payment. The death benefit payable in connection with your Protected Benefit account will be based on the greater of
(i) your Protected Benefit account value, and (ii) the benefit base of your Guaranteed minimum death benefit.

The total death benefit under your Retirement Cornerstone(R) Series E contract will depend on your values in either one or both sides of the contract. If you selected a Guaranteed minimum death benefit but never funded your Protected Benefit account, your death benefit will be based on your Investment account value only. Likewise, if you funded your Guaranteed minimum death benefit through allocations to the Protected Benefit account and had no Investment account value, your death benefit would be based strictly on the Guaranteed minimum death benefit you selected. Also, it is possible that upon your death, you have value in both your Investment account and a Guaranteed minimum death benefit that has been funded through allocations to the Protected Benefit account. In that case, your beneficiaries would receive the Investment account value, plus the value of your Guaranteed minimum death benefit.

GUARANTEED MINIMUM DEATH BENEFITS

At issue, you may elect one of our optional Guaranteed minimum death benefit options (GMDBs) in connection with your Protected Benefit account as follows:

              ----------------------------------------------------
              GUARANTEED MINIMUM DEATH BENEFIT   SERIES E CONTRACT
              ----------------------------------------------------
              Return of Principal death benefit  Issue Ages 0-80
              -----------------------------------
              Highest Anniversary
              Value death benefit
              -----------------------------------
              RMD Wealth Guard death benefit     Issue Ages 20-65
              -----------------------------------
              The "Greater of" death benefit
              -----------------------------------

The "Greater of" death benefit or Return of Principal death benefit can only be elected in combination with the GMIB. The RMD Wealth Guard death benefit cannot be elected in combination with the GMIB. The Highest Anniversary Value death benefit is available with or without the GMIB. The Highest Anniversary Value death benefit, the RMD Wealth Guard death benefit and the "Greater of" death benefit are available at an additional charge. There is no charge for the Return of Principal death benefit. If you elect the GMIB, but do not elect a Guaranteed minimum death benefit, the Return of Principal death benefit will also be issued with your contract. If you elect a GMDB, the period during which you can make subsequent contributions may be significantly

                        CONTRACT FEATURES AND BENEFITS
shorter than if you did not elect a GMDB. Please refer to Appendix IX later in this prospectus. Once a withdrawal is taken from the Protected Benefit account, additional contributions may not be made to the Protected Benefit account. Please refer to "Accessing your money" later in this Prospectus. Transfers to and from the Protected Benefit account may be restricted. Please refer to "Transferring your money among investment options" later in this Prospectus.

Any GMDB you elect will automatically terminate upon annuitization, which will occur no later than the maturity date stated in your contract.

When you have a GMDB, you can allocate your contributions to any of the following:

..   Protected Benefit account variable investment options

..   Investment account variable investment options

..   Guaranteed interest option

..   The account for special dollar cost averaging

Only amounts you allocate to the Protected Benefit account variable investment options and amounts in the Special DCA program designated for the Protected Benefit account variable investment options will fund your GMDB. These amounts will be included in your GMDB benefit base and will become part of your Protected Benefit account value.

Your death benefit in connection with your Protected Benefit account is equal to one of the following -- whichever provides a higher amount:

..   Your Protected Benefit account value as of the date we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for the method of payment, and any required information and forms necessary to effect payment; or

..   Your applicable GMDB benefit base (discussed below) on the date of the owner's (or older joint owner's, if applicable) death, adjusted for subsequent withdrawals.

For a description of how the ATP exit option will impact your GMDB benefit bases, see ''ATP exit option'' above.

RETURN OF PRINCIPAL DEATH BENEFIT


The Return of Principal death benefit, like all of the guaranteed minimum death benefits, only applies to amounts you allocate to the Protected Benefit account variable investment options and not with the contract as a whole. Your Return of Principal Guaranteed minimum death benefit is equal to your Return of Principal death benefit base. This benefit base is not an account value or cash value. It is equal to:

..   Your initial contribution and any subsequent contributions invested in your
    Protected Benefit account variable investment options, either directly or through the Special DCA program; plus


..   Any amounts contributed to the Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options; plus

..   Any amounts transferred to the Protected Benefit account variable investment options; less

..   A deduction that reflects any withdrawals you make from the Protected
    Benefit account variable investment options or from amounts in the Special DCA program designated for the Protected Benefit account variable investment options. The amount of this deduction is described under "How withdrawals affect your Guaranteed benefits" later in this section.

Please see Appendix III later in this Prospectus for an example of how the Return of Principal benefit base is calculated.

HIGHEST ANNIVERSARY VALUE DEATH BENEFIT

Your Highest Anniversary Value Guaranteed minimum death benefit is equal to your Highest Anniversary Value benefit base. This benefit base is not an account value or cash value. The calculation of your Highest Anniversary Value benefit base will depend on whether you have taken a withdrawal from your Protected Benefit account.

If you have not taken a withdrawal from your Protected Benefit account, your Highest Anniversary Value benefit base is equal to one of the following -- whichever provides a higher amount:

..   Your initial contribution and any subsequent contributions to the Protected
    Benefit account variable investment options, either directly or through the Special DCA program; plus

..   Any amounts contributed to the Special DCA that are designated for future transfers to the Protected Benefit account variable investment options; plus

..   Any amounts transferred to the Protected Benefit account variable investment options.

                                     -OR-

..   Your highest Protected Benefit account value on any contract date anniversary up to the contract date anniversary following the owner's (or older joint owner's, if applicable) 85th birthday (plus any transfers to the Protected Benefit account variable investment options and contributions either directly or through the Special DCA program designated for the Protected Benefit account variable investment options, made since the most recent "reset" of the Highest Anniversary Value benefit base that established your Protected Benefit account value as your new Highest Anniversary Value benefit base).

If you take a withdrawal from your Protected Benefit account and you have the GMIB, your Highest Anniversary Value benefit base will be reduced on a dollar-for-dollar basis by withdrawals up to the Annual withdrawal amount, and on a pro rata basis by Excess withdrawals. NOTE THAT ANY WITHDRAWAL FROM YOUR PROTECTED BENEFIT ACCOUNT IN THE FIRST CONTRACT YEAR IN WHICH THE PROTECTED BENEFIT ACCOUNT IS FUNDED IS AN EXCESS WITHDRAWAL. If you take a withdrawal from your Protected Benefit account and you do not have the GMIB, your Highest Anniversary Value benefit base will be reduced on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of your Protected Benefit account value that is being withdrawn and we reduce your Highest Anniversary Value benefit base by the same percentage. See "How withdrawals affect your Guaranteed benefits" later in this section.

At any time after a withdrawal, your Highest Anniversary Value benefit base is equal to one of the following -- whichever provides a higher amount:

..   Your Highest Anniversary Value benefit base immediately following the most recent withdrawal (plus any transfers to the Protected Benefit account variable investment options made since the most recent "reset" of the Highest Anniversary Value benefit base that established your Protected Benefit account value as your new Highest Anniversary Value benefit base).

                        CONTRACT FEATURES AND BENEFITS

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                                     -OR-

..   Your highest Protected Benefit account value on any contract date anniversary after the withdrawal up to the contract date anniversary following the owner's (or older joint owner's, if applicable) 85th birthday (plus any transfers to the Protected Benefit account variable investment options and contributions to the Special DCA program designated for the Protected Benefit account variable investment options, made since the most recent "reset" of the Highest Anniversary Value benefit base that established your Protected Benefit account value as your new Highest Anniversary Value benefit base).

Please see Appendix III later in this Prospectus for an example of how the Highest Anniversary Value benefit base is calculated.

RMD WEALTH GUARD DEATH BENEFIT

(FOR TRADITIONAL IRA AND QPDC CONTRACTS ONLY)

The RMD Wealth Guard death benefit is an optional guaranteed minimum death benefit. Your initial RMD Wealth Guard death benefit base is valued based on your initial contributions and any transfers to the Protected Benefit account. This benefit base is not an account value or cash value. Thereafter RMD Wealth Guard death benefit base is increased by any allocations and transfers to the Protected Benefit account, which is described below. Withdrawals from the Protected Benefit account up to your RMD Wealth Guard withdrawal amount will not reduce your RMD Wealth Guard death benefit base. This death benefit also provides a refund feature in the event the Protected Benefit account falls to zero before the owner reaches age 95. There is an additional charge for this death benefit under the contract. The RMD Wealth Guard death benefit is not available if you have the GMIB. The RMD Wealth Guard death benefit base is not an account value or cash value. It is equal to:

..   Your initial contribution and any subsequent contributions to the Protected
    Benefit account variable investment options, either directly or through the Special DCA program; plus

..   Any amounts contributed to the Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options; plus

..   Any amounts transferred to the Protected Benefit account variable investment options; less

..   A deduction that reflects withdrawals that are made before the year in which you turn age 701/2 or an Excess RMD withdrawal from the Protected Benefit account, or from amounts in the Special DCA program designated for the Protected Benefit account variable investment options. The amount of this deduction is described below.

The RMD Wealth Guard death benefit base will be recalculated on each transaction date upon the occurrence of each contribution, transfer or deduction.

On each contract date anniversary up to the earlier of (i) the contract date anniversary following your first RMD withdrawal from the Protected Benefit account, and (ii) the contract date anniversary following your 85th birthday, if the Protected Benefit account value is greater than the current RMD Wealth Guard death benefit base, the RMD Wealth Guard death benefit base will automatically reset to equal the Protected Benefit account value. Withdrawals from the Protected Benefit account up to your RMD Wealth Guard withdrawal amount will not reduce your RMD Wealth Guard death benefit base.

Your RMD Wealth Guard withdrawal amount will be calculated based on the account value in your Protected Benefit account variable investment options as of December 31st in the calendar year you turn age 701/2 and calculated each calendar year thereafter as of December 31st. This calculation includes the actuarial present value of your RMD Wealth Guard death benefit. For purposes of the RMD Wealth Guard death benefit, your RMD Wealth Guard withdrawal amount will be determined using the RMD rules and life expectancy and distribution tables in effect on December 31, 2014. In the event that tax reform measures change those RMD requirements, unless we agree otherwise, we will not allow your RMD Wealth Guard withdrawal amount to be greater than the RMD Wealth Guard withdrawal amount calculated using the IRS RMD rules that were in effect on December 31, 2014. As a result of us reserving this right, in the event that future IRS rule changes require you to take RMD withdrawals that are greater than the RMD amount calculated using the IRS RMD rules that were in effect on December 31, 2014 and we do not agree to this change, you would have to satisfy your RMD requirements from other retirement sources or, if you do not have other retirement sources, you would have to take an additional RMD withdrawal amount from this contract, which would be treated an Excess RMD withdrawal. That Excess RMD withdrawal would reduce your RMD Wealth Guard death benefit base on a pro rata basis. Please refer to the section "How withdrawals effect your Guaranteed benefits" later in this Prospectus.

Withdrawals from your Protected Benefit account prior to the calendar year in which you turn age 701/2 are treated as Excess RMD withdrawals and reduce your RMD Wealth Guard death benefit base on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of your Protected Benefit account value that is being withdrawn and we reduce your RMD Wealth Guard death benefit base by the same percentage. This pro rata reduction to the RMD Wealth Guard death benefit base could be greater than the dollar amount of the withdrawal and could significantly reduce or eliminate the value of the RMD Wealth Guard death benefit. Withdrawals from the Protected Benefit account prior to the calendar year in which you turn age 701/2 will not stop your benefit base from resetting. As discussed above, the last reset of the RMD Wealth Guard death benefit base will be the earlier of the contract date anniversary following your first RMD withdrawal from the Protected Benefit account or the contract date anniversary following your 85th birthday. For an example of how a pro rata reduction works, see Appendix VII later in this Prospectus.

Withdrawals made from your Protected Benefit account beginning from the calendar year in which you turn age 701/2 will be treated as RMD Wealth Guard withdrawals and will count towards your RMD Wealth Guard withdrawal amount. Withdrawals from the Protected Benefit account up to your RMD Wealth Guard withdrawal amount will not reduce your RMD Wealth Guard death benefit base. An Excess RMD withdrawal will reduce your RMD Wealth Guard death benefit base on a pro rata basis. A pro rata reduction to your RMD Wealth Guard death benefit base could be greater than the dollar amount of the withdrawal and could significantly reduce or eliminate the value of your RMD Wealth Guard death benefit. Please note that any withdrawals from your Protected Benefit account, including

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withdrawals taken up to the RMD Wealth Guard withdrawal amount, will reduce your Protected Benefit account value.

If you elect the RMD Wealth Guard withdrawal service, you will be able to choose to elect to take RMD withdrawals from your Protected Benefit account value and your Investment account value. If you elect to use our RMD Wealth Guard withdrawal service, and our Automatic RMD withdrawal service, you will receive RMD payments that you are entitled to receive for that calendar year. At the time you elected to receive RMD withdrawals, any prior RMD payments due for that calendar year will be paid as a catch-up payment. The catch-up payment is made immediately when the RMD Wealth Guard withdrawal service enrollment is processed. Thereafter, RMD payments will begin on the date and frequency elected. For example, in the calendar year that you turn age 701/2, if you enroll in our RMD Wealth Guard withdrawal service in July of that year and requested to receive monthly RMD payments, you would receive the catch-up payment due for January through June in a lump sum on the date the enrollment is processed and the July RMD monthly payment on the date that you specified on the RMD Wealth Guard withdrawal service Form. If you take additional withdrawals from the Protected Benefit account while you are currently taking RMD payments under our RMD Wealth Guard withdrawal service, those RMD payments from the Protected Benefit account will be reduced by those withdrawals. If you delay your first RMD withdrawal until after the calendar year you turn age 701/2, but no later than April 1st of the following calendar year, we will pay you a catch-up payment at the time you elected to receive RMD withdrawals, which will include any prior RMD payments due for that calendar year plus the entire RMD amount due from the prior year. The catch-up payment is made immediately when the RMD Wealth Guard withdrawal service enrollment is processed. Thereafter, RMD payments will begin on the date and frequency elected. In that event, the RMD Wealth Guard death benefit base would not reset after that withdrawal. For more information, please refer to "Accessing your money" later in this Prospectus.

If you take withdrawals from your Protected Benefit account during a calendar year in which you are receiving RMD payments under our Automatic RMD service or our RMD Wealth Guard withdrawal service, once withdrawals in that calendar year reach your RMD Wealth Guard withdrawal amount, your RMD Wealth Guard withdrawals will be suspended until the next calendar year. Additional withdrawals from the Investment account value will not suspend RMD Wealth Guard withdrawals under our Automatic RMD service or our RMD Wealth Guard withdrawal service.

For additional examples of how withdrawals affect your RMD Wealth Guard death benefit base, see Appendix VII later in this Prospectus. For information on how RMD payments affect your RMD Wealth Guard death benefit, see "RMDs for contracts with the RMD Wealth Guard death benefit" in "Accessing your money" later in this Prospectus.

The RMD Wealth Guard withdrawal service is not available under QPDC contracts. If you elect the RMD Wealth Guard death benefit for a QPDC contract, all withdrawals from your Protected Benefit account will reduce the RMD Wealth Guard death benefit base on a pro rata basis until the QPDC contract is converted to an IRA. After you convert the QPDC contract to an IRA contract you can elect the RMD Wealth Guard withdrawal service. A qualified plan participant, upon separation from service, may directly roll-over an eligible rollover distribution from the plan by converting the QPDC contract into an otherwise identical IRA contract which retains the RMD Wealth Guard death benefit. In that case, the RMDs can be taken without reducing the RMD Wealth Guard death benefit base. You should not elect the RMD Wealth Guard death benefit under a QPDC contract unless you intend to convert to an IRA prior to taking RMDs. See Appendix II, "Purchase considerations for QP participants".

The RMD Wealth Guard death benefit is only available for traditional IRA and QPDC contracts.

RMD WEALTH GUARD REFUND FEATURE:

If you have a RMD Wealth Guard death benefit and your Protected Benefit account value falls to zero before the owner reaches age 95, or before the owner's death, the following applies:

(i)We will issue you a supplementary contract with the same owner and beneficiary;

(ii)You will receive periodic refund payments based on the value of your RMD Wealth Guard death benefit base on the day your Protected Benefit account falls to zero until we have returned the value of the RMD Wealth Guard death benefit base, less any RMD withdrawals previously taken from the Protected Benefit account before it fell to zero;

(iii)Unless you have amounts allocated to your Investment account, your contract will also terminate; and

(iv)Any remaining RMD payments from the Investment account will continue uninterrupted. Any remaining RMD payments from the entire contract must be taken from the Investment account in the calendar year the Protected Benefit account falls to zero. Your periodic payments will begin one modal period from that date. For example, if you previously received payments on an annual basis, your next periodic payment will begin one year from the date your Protected Benefit account value fell to zero.

The annual refund payments to be received is equal to the RMD Wealth Guard death benefit base, less any RMD withdrawals previously taken from the Protected Benefit account before it fell to zero, divided by the difference between 95 and the age of the owner at the time the Protected Benefit account value fell to zero. The value of the annual refund payments to be received will be paid in full by the end of the period resulting from this formula, which will not be later than the date the owner reaches age 96.

For example:

Assume your RMD Wealth Guard death benefit base is equal to $100,000. Further assume that at the time your Protected Benefit account value fell to zero you were age 85 and that the total RMD withdrawals from your Protected Benefit account were equal to $60,000. You (or your beneficiary) would receive $4,000 each year over a period of 10 years (age 95 minus age 85 equals 10). The RMD Wealth Guard Refund amount is calculated by dividing $40,000 ($100,000 - $60,000) by 10 which equals $4,000 per year.

If you die before receiving the remaining periodic payments, your beneficiary will receive any remaining periodic payments.


RMDs are not required to be withdrawn from a Roth IRA during your lifetime. Therefore, if you are considering converting your traditional IRA to a Roth IRA, prior to converting your IRA to a Roth IRA, you must drop the RMD Wealth Guard death benefit. If you funded your


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                        CONTRACT FEATURES AND BENEFITS

Protected Benefit account, you may have to wait up to four years before you can drop the RMD Wealth Guard death benefit. For information on dropping this benefit, see "Dropping or changing your Guaranteed benefits" in "Contract features and benefits", later in this prospectus and under Appendix I.


"GREATER OF" DEATH BENEFIT

Your "Greater of" death benefit has a benefit base. The benefit base is not an account value or cash value. It is equal to the greater of:

..   The benefit base computed for the Highest Anniversary Value death benefit
    (described immediately above); and

..   The Roll-up to age 85 benefit base.

The Roll-up to age 85 benefit base is used only in connection with the "Greater of" death benefit. It is equal to:

..   Your initial contribution and any subsequent contributions to the Protected
    Benefit account variable investment options, either directly or through the Special DCA program; plus

..   Any amounts contributed to the Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options; plus

..   Any amounts transferred to the Protected Benefit account variable investment options; less

..   A deduction that reflects any "Excess withdrawal" amounts; less

..   A deduction that reflects (a) in the contract year of first funding, the dollar amount of any RMD from the Protected Benefit account taken through our RMD program and (b) in the subsequent contract years, the dollar amount of any RMD from the Protected Benefit account in excess of the Annual withdrawal amount taken through our RMD program; plus


..   Any "Deferral Roll-up amount" or "Annual Roll-up amount" minus a deduction that reflects any withdrawals up to the Annual withdrawal amount. A withdrawal from your Protected Benefit account in the first contract year in which the Protected Benefit account is funded is an Excess withdrawal. Any such withdrawal will reduce (i) your Roll-up to age 85 benefit base on a pro rata basis and (ii) your Annual Roll-up amount on a dollar-for-dollar basis, but not less than zero.

--------------------------------------------------------------------------------
EITHER THE DEFERRAL ROLL-UP AMOUNT OR THE ANNUAL ROLL-UP AMOUNT IS CREDITED TO THE BENEFIT BASES OF YOUR GUARANTEED BENEFITS ON EACH CONTRACT DATE
ANNIVERSARY. THESE AMOUNTS ARE CALCULATED BY TAKING INTO ACCOUNT YOUR ROLL-UP
TO AGE 85 BENEFIT BASE FROM THE PRECEDING CONTRACT DATE ANNIVERSARY, THE APPLICABLE ROLL-UP RATE UNDER YOUR CONTRACT, CONTRIBUTIONS AND TRANSFERS TO THE PROTECTED BENEFIT ACCOUNT DURING THE CONTRACT YEAR AND FOR THE ANNUAL ROLL-UP AMOUNT, ANY WITHDRAWALS UP TO THE ANNUAL WITHDRAWAL AMOUNT DURING THE CONTRACT YEAR. A WITHDRAWAL FROM YOUR PROTECTED BENEFIT ACCOUNT IN THE FIRST CONTRACT YEAR IN WHICH THE PROTECTED BENEFIT ACCOUNT IS FUNDED IS AN EXCESS WITHDRAWAL. ANY SUCH WITHDRAWAL WILL REDUCE (I) YOUR ROLL-UP TO AGE 85 BENEFIT BASE ON A
PRO RATA BASIS AND (II) YOUR ANNUAL ROLL-UP AMOUNT ON A DOLLAR-FOR-DOLLAR
BASIS, BUT NOT LESS THAN ZERO. HOWEVER, A RMD WITHDRAWAL FROM OUR RMD PROGRAM WILL NOT REDUCE YOUR ANNUAL ROLL-UP AMOUNT IN THE YEAR YOU FIRST FUND YOUR PROTECTED BENEFIT ACCOUNT. THE CALCULATION OF BOTH THE DEFERRAL ROLL-UP AMOUNT AND THE ANNUAL ROLL-UP AMOUNT ARE DISCUSSED LATER IN THIS SECTION.

--------------------------------------------------------------------------------

In order to select the "Greater of" death benefit, you must also have the GMIB. Beginning with the contract year that follows the contract year in which you fund your Protected Benefit account, and until the contract year following age 85, if your Lifetime GMIB payments under the GMIB have not begun, you may withdraw up to your Annual withdrawal amount without reducing your Roll-up to age 85 benefit base. However, these same withdrawals will reduce the Annual Roll-up amount that would otherwise be applied to your Roll-up to age 85 benefit base at the end of the year. Remember that the Roll-up amount applicable under your contract does not become part of your Roll-up to age 85 benefit base until the end of the contract year. THE PORTION OF ANY WITHDRAWAL IN EXCESS OF YOUR ANNUAL WITHDRAWAL AMOUNT WILL REDUCE YOUR ROLL-UP TO AGE 85 BENEFIT BASE ON A PRO RATA BASIS. SEE "ANNUAL WITHDRAWAL AMOUNT AND YOUR ROLL-UP TO AGE 85 BENEFIT BASE" LATER IN THIS SECTION.

Unless you decline or elect a different annual reset option, you will be enrolled in the automatic annual reset program and your Roll-up to age 85 benefit base will automatically reset to equal the Protected Benefit account value, if higher, on every contract date anniversary from your contract date, up to the contract date anniversary following your 85th birthday or contract maturity, if earlier. See "Annual reset options" earlier in this section. The Roll-up to age 85 benefit base reset is described in more detail below.



From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. See "Guaranteed benefit offers" later in this section for more information.



                              -------------------

ANNUAL ROLL-UP RATE

The Annual Roll-up rate is used to calculate amounts credited to your Roll-up to age 85 benefit base for the contract year in which the first withdrawal is made from your Protected Benefit account and all subsequent contract years. THE ANNUAL ROLL-UP RATE USED FOR THE ROLL-UP TO AGE 85 COMPONENT OF THE "GREATER OF" DEATH BENEFIT IS ALWAYS THE SAME AS THE ANNUAL ROLL-UP RATE UNDER YOUR GMIB. This rate is calculated using the Ten-Year Treasuries Rate Formula. See "Annual Roll-up Rate" under "Guaranteed minimum income benefit" for more information regarding this formula.

A different Roll-up rate is used to calculate amounts credited to your Roll-up to age 85 benefit base in the contract years prior to the first withdrawal from your Protected Benefit account -- the "Deferral Roll-up rate," described below.

DEFERRAL ROLL-UP RATE

The Deferral Roll-up rate is used to calculate amounts credited to your Roll-up to age 85 benefit base through the end of the contract year that precedes the contract year in which the first withdrawal is made from your Protected Benefit account.

Beginning in the first contract year in which you fund your Protected Benefit account, the Roll-up amount credited to your Roll-up to age 85 benefit base at the end of the contract year (the "Deferral Roll-up amount") will be calculated using the Deferral Roll-up rate. Once you take a withdrawal from your Protected Benefit account, the Deferral Roll-up amount will not be credited at the end of the contract year in which the withdrawal was taken and will terminate for the life of the contract. Instead, the Annual Roll-up amount will be credited. THE DEFERRAL ROLL-UP RATE USED FOR THE ROLL-UP TO AGE 85

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                        CONTRACT FEATURES AND BENEFITS

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COMPONENT OF THE "GREATER OF" DEATH BENEFIT IS ALWAYS THE SAME AS THE DEFERRAL
ROLL-UP RATE UNDER YOUR GMIB. This rate is calculated using the Deferral Ten-Year Treasuries Rate Formula. See "Deferral Roll-up Rate" under "Guaranteed minimum income benefit" for more information regarding this formula.

The Deferral Roll-up rate is designed as an incentive to defer taking your first withdrawal from your Protected Benefit account until later contract years while potentially building greater Guaranteed benefit bases.

NEW BUSINESS RATES. The new business Roll-up rates we set for the Roll-up to age 85 benefit base are the same as the new business rates we set for the GMIB. Under the GMIB Two-Year Lock, the new business rates are no longer applicable after the second contract year, even if you fund your Guaranteed benefits after the second contract year. See "New business rates" under "Guaranteed minimum income benefit" for more information.



RENEWAL RATES. The renewal Roll-up rates we set for the Roll-up to age 85 benefit base are the same as the renewal rates we set for the GMIB. For more information, see "Renewal rates" under "Guaranteed minimum income benefit."


NOTIFICATION OF RENEWAL RATES. If you have the "Greater of" death benefit at issue, your contract will indicate the Annual Roll-up rate and Deferral Roll-up rate that are in effect. These rates may not be the same rates that were illustrated prior to your purchase of the contract. If you choose to fund your "Greater of" death benefit (and your GMIB) after the new business rates have expired, you can contact a Customer Service Representative to find out the current Annual Roll-up rate and if applicable, Deferral Roll-up rate for your contract. In addition, your annual statement of contract values will show your current Renewal rates as well as the previous year's Annual Roll-up rate or Deferral Roll-up rate (whichever applies) for your contract. The information can also be found online, through your Online Access Account.


ANNUAL ROLL-UP AMOUNT AND ANNUAL ROLL-UP TO AGE 85 BENEFIT BASE ADJUSTMENT

The Annual Roll-up amount is an amount credited to your Roll-up to age 85 benefit base on each contract date anniversary if there has ever been a withdrawal from your Protected Benefit account. The Annual Roll-up amount adjustment to your Roll-up to age 85 benefit base is the primary way to increase the value of the Roll-up to age 85 component of your "Greater of" death benefit base. This amount is calculated by taking into account your Roll-up to age 85 benefit base from the preceding contract date anniversary, the Annual Roll-up rate under your contract, contributions and transfers to the Protected Benefit account during the contract year and any withdrawals up to the Annual withdrawal amount during the contract year. The crediting of any Annual Roll-up amount ends on the contract date anniversary following the owner reaching age 85. A withdrawal from your Protected Benefit account in the first contract year in which the Protected Benefit account is funded is an Excess withdrawal. Any such withdrawal will reduce (i) your Roll-up to age 85 benefit base on a pro rata basis and (ii) your Annual Roll-up amount on a dollar-for-dollar basis, but not less than zero. However, a RMD withdrawal from our RMD program will not reduce your Annual Roll-up amount in the year you first fund your Protected Benefit account.

Your Annual Roll-up amount at the end of the contract year is calculated as follows:

..   Your Roll-up to age 85 benefit base on the preceding contract date anniversary, multiplied by:

..   The Annual Roll-up rate that was in effect on the first day of the contract year; less

..   Any withdrawals up to the Annual withdrawal amount resulting in a dollar-for-dollar reduction of the Annual Roll-up amount; plus

..   A pro-rated Roll-up amount for any contribution to the Protected Benefit account variable investment options during the contract year; plus

..   A pro-rated Roll-up amount for any transfer from the Investment account variable investment options and/or Guaranteed interest option to the Protected Benefit account variable investment options during the contract year; plus

..   A pro-rated Roll-up amount for any contribution amounts to the Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options during the contract year.

A PRO-RATED ROLL-UP AMOUNT IS BASED ON THE NUMBER OF DAYS IN THE CONTRACT YEAR AFTER THE CONTRIBUTION OR TRANSFER. (SINCE THERE IS NO ANNUAL WITHDRAWAL AMOUNT IN THE FIRST CONTRACT YEAR IN WHICH THE PROTECTED BENEFIT ACCOUNT IS FUNDED, ANY WITHDRAWALS IN THAT YEAR (OTHER THAN RMD WITHDRAWALS FROM OUR RMD PROGRAM) RESULT IN A DOLLAR-FOR-DOLLAR REDUCTION OF THE ANNUAL ROLL-UP AMOUNT (BUT NOT LESS THAN ZERO).)

In the event of your death, a pro-rated portion of the Roll-up amount will be added to the Roll-up to age 85 benefit base.

Withdrawals in excess of the Annual withdrawal amount may have a harmful effect on your Roll-up to age 85 benefit base and "Greater of" death benefit. A withdrawal in excess of your Annual withdrawal amount will always reduce your Roll-up to age 85 benefit base on a pro rata basis. When the owner reaches age 85, withdrawals will reduce your Roll-up to age 85 benefit base on a dollar-for-dollar basis up to your Annual withdrawal amount. For more information, see "How withdrawals affect your Guaranteed benefits" later in this section.

DEFERRAL ROLL-UP AMOUNT AND ANNUAL ROLL-UP TO AGE 85 BENEFIT BASE ADJUSTMENT

The Deferral Roll-up amount is an amount credited to your Roll-up to age 85 benefit base on each contract date anniversary provided you have never taken a withdrawal from your Protected Benefit account. This amount is calculated by taking into account your Roll-up to age 85 benefit base from the preceding contract date anniversary, the applicable Deferral Roll-up rate under your contract, and contributions and transfers to the Protected Benefit account during the contract year. The Deferral Roll-up amount adjustment to your Roll-up to age 85 benefit base is the primary way to increase the value of the Roll-up to age 85 component of your "Greater of" death benefit base. The crediting of any Deferral Roll-up amount ends on the contract date anniversary following the owner reaching age 85.

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                        CONTRACT FEATURES AND BENEFITS

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Your Deferral Roll-up amount at the end of the contract year is calculated as follows:

..   your Roll-up to age 85 benefit base on the preceding contract date anniversary, multiplied by:

..   the Deferral Roll-up rate that was in effect on the first day of the contract year; plus

..   A pro-rated Deferral Roll-up amount for any contribution to the Protected
    Benefit account variable investment options during the contract year; plus

..   A pro-rated Deferral Roll-up amount for any transfer from the Investment account and/or Guaranteed interest option to the Protected Benefit account variable investment options during the contract year; plus

..   A pro-rated Deferral Roll-up amount for any contribution amounts made during the contract year to the Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options during the contract year.

A PRO-RATED DEFERRAL ROLL-UP AMOUNT IS BASED ON THE NUMBER OF DAYS IN THE CONTRACT YEAR AFTER THE CONTRIBUTION OR TRANSFER.

In the event of your death, a pro-rated portion of the Deferral Roll-up amount will be added to the Roll-up to age 85 benefit base.

ROLL-UP TO AGE 85 BENEFIT BASE RESET

THIS SECTION DESCRIBES HOW THE ROLL-UP TO AGE 85 BENEFIT BASE RESET WORKS IN CONNECTION WITH THE CALCULATION OF YOUR "GREATER OF" DEATH BENEFIT.

Unless you decline or elect a different annual reset option, you will be enrolled in the automatic annual reset program and your Roll-up to age 85 benefit base will automatically reset to equal the Protected Benefit account value, if higher, on every contract date anniversary from your contract date, up to the contract date anniversary following your 85th birthday or contract maturity, if earlier. See "Annual reset options" earlier in this section.

If a reset is not applicable on your contract date anniversary, the Roll-up to age 85 benefit base will not be eligible to be reset again until the next contract date anniversary. For jointly-owned contracts, eligibility to reset the Roll-up to age 85 benefit base is based on the age of the older owner. For non-naturally owned contracts, eligibility is based on the age of the annuitant or older joint annuitant.

We will send you a notice in each year that the Roll-up to age 85 benefit base is eligible to be reset. If you are not enrolled in either the automatic annual reset program or the automatic customized reset program you will have 30 days from your contract date anniversary to request a reset. At any time, you may choose one of the three available reset methods: one-time reset option, automatic annual reset program or automatic customized reset program. The procedures for choosing a reset method are the same procedures described under "GMIB benefit base reset" earlier in this section.

The total dollar amount charged on future contract date anniversaries may increase as a result of the reset, even if the charge for the "Greater of" death benefit has not been increased, since the charges may be applied to a higher "Greater of" death benefit base than would have been otherwise applied. See "Charges and expenses" later in this Prospectus for more information.

ANNUAL WITHDRAWAL AMOUNT AND YOUR ROLL-UP TO AGE 85 BENEFIT BASE

If you have the "Greater of" death benefit and the GMIB, both your Roll-up to age 85 benefit base and GMIB benefit base are calculated the same way until age
85. Therefore, your Roll-up to age 85 benefit base and GMIB benefit base are equal until age 85. Beginning after the contract date anniversary following the owner's (or older joint owner, if applicable) 85th birthday, your Roll-up to age 85 benefit base will (i) no longer roll up; (ii) no longer be eligible for resets; and (iii) be reduced dollar-for-dollar by withdrawals up to your Annual withdrawal amount. In contrast, the roll ups and resets for the GMIB benefit base calculation continue until age 95. Therefore, after age 85, your Roll-up to age 85 benefit base and your GMIB benefit base may differ.

WITHDRAWALS UP TO YOUR ANNUAL WITHDRAWAL AMOUNT AFFECT YOUR ROLL-UP TO AGE 85 BENEFIT BASE THE EXACT SAME WAY AS THEY AFFECT YOUR GMIB BENEFIT BASE PRIOR TO THE CONTRACT DATE ANNIVERSARY FOLLOWING AGE 85.Beginning with the contract year that follows the contract year in which you first fund your Protected Benefit account, if Lifetime GMIB payments have not begun, you may withdraw up to your Annual withdrawal amount without reducing your Roll-up to age 85 benefit base.

IT IS IMPORTANT TO NOTE THAT WITHDRAWALS IN EXCESS OF YOUR ANNUAL WITHDRAWAL AMOUNT WILL HAVE A HARMFUL EFFECT ON YOUR ROLL-UP TO AGE 85 BENEFIT BASE AND YOUR "GREATER OF" DEATH BENEFIT.An Excess withdrawal reduces your Roll-up to age 85 benefit base on a pro rata basis. A withdrawal from your Protected Benefit account in the first contract year in which the Protected Benefit account is funded is an Excess withdrawal. A withdrawal that causes your Protected Benefit account value to go to zero will terminate your "Greater of" death benefit.

The reduction of your Roll-up to age 85 benefit base on a pro rata basis means that we calculate the percentage of your current Protected Benefit account value that is being withdrawn and we reduce your current Roll-up to age 85 benefit base by the same percentage. A pro rata withdrawal will have a significant adverse effect on your Roll-up to age 85 benefit base in cases where the Protected Benefit account value is less than the Roll-up to age 85 benefit base. For an example of how pro rata reduction works, see "How withdrawals affect your Guaranteed benefits" later in this section.

For contracts with non-natural owners, the Roll-up to age 85 benefit base will be based on the annuitant's (or older joint annuitant's) age.
Please see Appendix III later in this Prospectus for an example of how the Roll-up to age 85 benefit base that is part of the "Greater of" Guaranteed minimum death benefit is calculated.

                              -------------------

If you change ownership of the contract, generally the Guaranteed minimum death benefit will automatically terminate, except under certain circumstances. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information" later in this Prospectus for more information.

The Guaranteed minimum death benefits are subject to state availability and your age at contract issue. For a state-by-state description of all material variations of this contract, see Appendix V later in this Prospectus.

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                        CONTRACT FEATURES AND BENEFITS

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For contracts with non-natural owners, the available death benefits are based on the annuitant's age.

Please see both "Effect of your account values falling to zero" in "Determining your contract's value" and "How withdrawals affect your Guaranteed benefits" later in this section and the section entitled "Charges and expenses" later in this Prospectus for more information on these Guaranteed benefits.

See Appendix III later in this Prospectus for examples of how the benefit bases for the Guaranteed minimum death benefits work.

HOW WITHDRAWALS AFFECT YOUR GUARANTEED BENEFITS

In general, withdrawals from your Protected Benefit account will reduce your Guaranteed benefit bases on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of your current Protected Benefit account value that is being withdrawn and we reduce your current Guaranteed benefit bases by the same percentage.

For example, if your Protected Benefit account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your Protected Benefit account value. If your Guaranteed benefit base was $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 X .40) and your new Guaranteed benefit base after the withdrawal would be $24,000 ($40,000 - $16,000).

If your Protected Benefit account value is greater than your Guaranteed benefit base, an Excess withdrawal will result in a reduction of your Guaranteed benefit base that will be less than the withdrawal. For example, if your Protected Benefit account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your Protected Benefit account value. If your Guaranteed benefit base was $20,000 before the withdrawal, it would be reduced by $8,000 ($20,000 X .40) and your new Guaranteed benefit base after the withdrawal would be $12,000 ($20,000 - $8,000).

A pro rata deduction means that if you take a withdrawal that reduces your Guaranteed benefit bases on a pro rata basis and your Protected Benefit account value is less than your Guaranteed benefit base, the amount of the Guaranteed benefit base reduction will exceed the amount of the withdrawal.

If you have the GMIB with the Highest Anniversary Value death benefit or the "Greater of" death benefit and you take a withdrawal from your Protected Benefit account, your Highest Anniversary Value benefit base for the respective Guaranteed minimum death benefits will be reduced on a dollar-for-dollar basis by withdrawals up to the Annual withdrawal amount, and on a pro rata basis by Excess withdrawals. NOTE THAT ANY WITHDRAWAL FROM YOUR PROTECTED BENEFIT ACCOUNT IN THE FIRST CONTRACT YEAR IN WHICH THE PROTECTED BENEFIT ACCOUNT IS FUNDED IS AN EXCESS WITHDRAWAL. If you take a withdrawal from your Protected Benefit account and you do not have the GMIB with the Highest Anniversary Value death benefit, your Highest Anniversary Value benefit base will be reduced on a pro rata basis.

Withdrawals affect your GMIB benefit base and Roll-up to age 85 benefit base, as follows:

..   A withdrawal from your Protected Benefit account in the contract year in which you first fund your Protected Benefit account will reduce your GMIB benefit base and Roll-up to age 85 benefit base on a pro rata basis.

..   Beginning with the contract year that follows the contract year in which you fund your Protected Benefit account, if your Lifetime GMIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your GMIB benefit base.

..   Beginning with the contract year that follows the contract year in which you fund your Protected Benefit account and until the contract date anniversary after age 85, if your Lifetime GMIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your Roll-up to age 85 benefit base.

..   Beginning on the contract date anniversary after age 85, withdrawals will reduce your Roll-up to age 85 benefit base on a dollar-for-dollar basis up to your Annual withdrawal amount.

..   The portion of a withdrawal in excess of your Annual withdrawal amount
    ("Excess withdrawal") will always reduce your GMIB benefit base and Roll-up to age 85 benefit base on a pro rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from your Protected Benefit account to exceed the Annual withdrawal amount, that portion of the withdrawal that exceeds the Annual withdrawal amount and any subsequent withdrawals from your Protected Benefit account in that contract year will reduce the GMIB benefit base and Roll-up to age 85 benefit base on a pro rata basis.

Withdrawals affect your RMD Wealth Guard death benefit base, as follows:

..   A withdrawal from your Protected Benefit account prior to the calendar year in which you turn age 701/2 will be treated as an Excess RMD withdrawal and will reduce your RMD Wealth Guard death benefit base on a pro rata basis.

..   A withdrawal from your Protected Benefit account beginning from the calendar year in which you turn age 701/2 will be treated as a RMD Wealth Guard withdrawal and will count towards your RMD Wealth Guard withdrawal amount.

..   A withdrawal from your Protected Benefit account beginning from the calendar year in which you turn age 701/2 in excess of your RMD Wealth Guard withdrawal amount will be treated as an Excess RMD withdrawal. The portion of a withdrawal in excess of your RMD Wealth Guard withdrawal amount will reduce your RMD Wealth Guard death benefit base on a pro rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from your Protected Benefit account to exceed the RMD Wealth Guard withdrawal amount, that portion of the withdrawal that exceeds the RMD Wealth Guard withdrawal amount and any subsequent withdrawals from your Protected Benefit account in that calendar year will reduce the RMD Wealth Guard death benefit base on a pro rata basis.

Please see Appendix VII later in this Prospectus for examples of how withdrawals affect your Guaranteed benefit bases. For information on how RMD payments affect your Guaranteed benefits, see "Lifetime required minimum distribution withdrawals" in "Accessing your money" later in this Prospectus. For information on how RMD payments affect your RMD Wealth Guard death benefit, see "RMDs for contracts with the RMD Wealth Guard death benefit" in "Accessing your money" later in this Prospectus. For information about the RMD Wealth Guard death benefit, see "RMD Wealth Guard death benefit" earlier in this Prospectus.

                        CONTRACT FEATURES AND BENEFITS

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DROPPING OR CHANGING YOUR GUARANTEED BENEFITS

You can drop or change your Guaranteed benefits, subject to our rules. Your ability to do so depends on whether you have funded your Protected Benefit account. If you have not funded your Protected Benefit account, we call this a "pre-funding" drop or change. If you have funded your Protected Benefit account, we call this a "post-funding" drop. Also, in order to make a change to your Guaranteed minimum death benefit, you must meet the eligibility requirements for the new benefit. If you drop a Guaranteed benefit, you will not be permitted to add it back to your contract.

PRE-FUNDING DROP OR CHANGE


Prior to funding your Protected Benefit account, you can drop your GMIB, Guaranteed minimum death benefit, or change your Guaranteed minimum death benefit. The Return of Principal death benefit cannot be dropped prior to funding your Protected Benefit account. For contracts with the GMIB, the Guaranteed minimum death benefit generally cannot be changed without first dropping the GMIB. In Appendix I, we provide a chart that lists the possible Guaranteed benefit combinations under the Retirement Cornerstone(R) Series E contract and our rules for dropping and changing benefits prior to funding your Protected Benefit account.


POST-FUNDING DROP

If you funded your Protected Benefit account at issue and your contract has been in force for at least four years, you have the option to drop both your GMIB and Guaranteed minimum death benefit. Also, in some cases, you can drop your GMIB and retain your Guaranteed minimum death benefit. If you funded your Protected Benefit account after issue, you generally cannot drop your Guaranteed benefit(s) until the later of: (i) the contract date anniversary following the date the Protected Benefit account was funded and (ii) four years from contract issue.

If you decide to drop all Guaranteed benefits post-funding, we require that you complete the administrative form we provide for this purpose. You must either take a full withdrawal of your Protected Benefit account or make a one-time transfer to the Investment account variable investment options and guaranteed interest option. The Guaranteed benefits and any applicable charges will be terminated as of the business day we receive the properly completed administrative form at our processing office. Please note that when a Guaranteed benefit (other than the Return of Principal death benefit) is dropped on any date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

For contracts with the GMIB, the Guaranteed minimum death benefit cannot be dropped without first dropping the GMIB. In Appendix I, we provide a chart that lists the possible Guaranteed benefit combinations under the Retirement Cornerstone(R) Series E contract and our rules for dropping and changing benefits if you have already funded your Protected Benefit account.

If you drop the GMIB from your contract and retain the GMDB, the ATP will no longer be in effect and any account value in the AXA Ultra Conservative Strategy investment option will be allocated according to your instructions on file for the Protected Benefit account. If you drop the GMIB from your contract and do not retain the GMDB and you make a one-time transfer to the Protected Benefit account, any account value in the AXA Ultra Conservative Strategy investment option will be allocated according to your instructions on file for the Investment account (including the guaranteed interest option). Please note that if you drop the GMIB from your contract, you may not retain the "Greater of" GMDB.


DROPPING OR CHANGING YOUR GUARANTEED BENEFITS IN THE EVENT OF A FEE CHANGE. In the event that we exercise our contractual right to change the fee for the GMIB, "Greater of" death benefit, or RMD Wealth Guard death benefit, you may be given a one-time opportunity to drop your Guaranteed benefits or change your GMDB if it is not yet funded, subject to our rules. You may drop or change your Guaranteed benefits only within 30 days of the fee change notification. This right to drop or change your Guaranteed benefits is in addition to any other rights you may have, as described in Appendix I "Dropping or changing your Guaranteed benefits". See "Fee changes for the Guaranteed minimum income benefit and "Greater of" death benefit" in "Charges and expenses" and Appendix I "Dropping or changing your Guaranteed benefits" later in this Prospectus for more information.


GUARANTEED BENEFIT OFFERS

From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. Previously, we made offers to groups of contract owners that provided for an increase in account value in return for terminating their guaranteed death or income benefits. In the future, we may make additional offers to these and other groups of contract owners.

When we make an offer, we may vary the offer amount, up or down, among the same group of contract owners based on certain criteria such as account value , the difference between account value and any applicable benefit base, investment allocations and the amount and type of withdrawals taken. For example, for guaranteed benefits that have benefit bases that can be reduced on either a pro rata or dollar-for-dollar basis, depending on the amount of withdrawals taken, we may consider whether you have taken any withdrawal that has caused a pro rata reduction in your benefit base, as opposed to a dollar-for-dollar reduction. Also, we may increase or decrease offer amounts from offer to offer. In other words, we may make an offer to a group of contract owners based on an offer amount, and, in the future, make another offer based on a higher or lower offer amount to the remaining contract owners in the same group.

If you accept an offer that requires you to terminate a guaranteed benefit, we will no longer charge you for it, and you will not be eligible for any future offers related to that type of guaranteed benefit, even if such future offer would have included a greater offer amount or different payment or incentive.

YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund. To exercise this cancellation right, you must notify us with a signed letter of instruction electing this right, to our processing office within 10 days after you receive your contract. If state law requires, this "free look" period may be longer. Other state variations may apply. For a state-by-state description of all material variations of this contract, including specific information on your "free look" period, see Appendix V later in this Prospectus.

                        CONTRACT FEATURES AND BENEFITS

Generally, your refund will equal your Total account value under the contract on the day we receive notification of your decision to cancel the contract and will reflect (i) any investment gain or loss in the variable investment options (less the daily charges we deduct), (ii) any guaranteed interest in the guaranteed interest option, and (iii) any interest in the account for special dollar cost averaging (if applicable), through the date we receive your contract. Some states, however, require that we refund the full amount of your contribution (not reflecting (i), (ii) or (iii) above). Please refer to your contract or supplemental materials or contact us for more information. For any IRA contract returned to us within seven days after you receive it, we are required to refund the full amount of your contribution.


We may require that you wait six months before you may apply for a contract with us again if:

..   you cancel your contract during the free look period; or


..   you change your mind before you receive your contract.

Please note that if you exercise your right to cancel your contract, your refund amount will be returned to you and will not be restored to your Prior Contract. Please see "Tax information" later in this Prospectus for possible consequences of cancelling your contract.


If you fully convert an existing traditional IRA contract to a Roth IRA contract, you may cancel your Roth IRA contract and return to a traditional IRA contract. Our processing office, or your financial professional, can provide you with the cancellation instructions.

In addition to the cancellation right described above, you have the right to surrender your contract, rather than cancel it. Please see "Surrendering your contract to receive its cash value" in "Accessing your money" later in this Prospectus. Surrendering your contract may yield results different than canceling your contract, including a greater potential for taxable income. In some cases, your cash value upon surrender may be greater than your contributions to the contract. Please see "Tax information," later in this Prospectus.

                        CONTRACT FEATURES AND BENEFITS

2. Determining your contract's value

--------------------------------------------------------------------------------

YOUR ACCOUNT VALUE AND CASH VALUE

Your "Total account value" is the total of: (i) the Protected Benefit account value, and (ii) the Investment account value. Your "Protected Benefit account value" is the total value you have in: (i) the Protected Benefit account variable investment options, and (ii) amounts in the Special DCA program designated for the Protected Benefit account variable investment options. Your "Investment account value" is the total value you have in: (i) the Investment account variable investment options, (ii) the guaranteed interest option, and
(iii) amounts in the Special DCA program designated for the Investment account variable investment options and the guaranteed interest option. See "What are your investment options under the contract?" in "Contract features and benefits" for a detailed list of the Protected Benefit account variable investment options and Investment account variable investment options.

Your contract also has a "cash value." Your contract's cash value is equal to the Total account value, less: (i) the total amount or a pro rata portion of the annual administrative charge; and (ii) any optional benefit charges. Please see "Surrendering your contract to receive its cash value" in "Accessing your money" later in this Prospectus.

YOUR CONTRACT'S VALUE IN THE VARIABLE INVESTMENT OPTIONS

Each variable investment option (including the AXA Ultra Conservative Strategy investment option) invests in shares of a corresponding Portfolio. Your value in each variable investment option (including the AXA Ultra Conservative Strategy investment option) is measured by "units." The value of your units will increase or decrease as though you had invested it in the corresponding Portfolio's shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the contract.

The unit value for each variable investment option (including the AXA Ultra Conservative Strategy investment option) depends on the investment performance of that option, less daily charges for:

(i)operations expenses;

(ii)administration expenses; and

(iii)distribution charges.

   On any day, your value in any variable investment option (including the AXA Ultra Conservative Strategy investment option) equals the number of units credited to that option, adjusted for any units purchased for or deducted from your contract under that option, multiplied by that day's value for one unit. The number of your contract units in any variable investment option (including the AXA Ultra Conservative Strategy investment option) does not change unless they are:

(i)increased to reflect subsequent contributions;

(ii)decreased to reflect withdrawals; or

(iii)increased to reflect transfers into, or decreased to reflect a transfer out of, a variable investment option.

In addition, when we deduct any Guaranteed benefit charge, the number of units credited to your contract will be reduced. Your units are also reduced when we deduct the annual administrative charge. A description of how unit values are calculated can be found in the SAI.

YOUR CONTRACT'S VALUE IN THE GUARANTEED INTEREST OPTION

Your value in the guaranteed interest option at any time will equal: your contributions and transfers to that option, plus interest, minus transfers and withdrawals out of the option, and charges we deduct.

YOUR CONTRACT'S VALUE IN THE ACCOUNT FOR SPECIAL DOLLAR COST AVERAGING

Your value in the account for special dollar cost averaging at any time will equal your contribution allocated to that option, plus interest, minus any amounts that have been transferred to the variable investment options you have selected, and charges we deduct.

EFFECT OF YOUR ACCOUNT VALUES FALLING TO ZERO

In general, your contract will terminate without value if your Total account value falls to zero as the result of withdrawals, or the payment of any applicable charges when due, or a combination of two, as described below:

..   If you have Investment account value only and it falls to zero as the result of withdrawals or the payment of any applicable charges, your contract will terminate.

..   Your Return of Principal, Highest Anniversary Value, and "Greater of"
    Guaranteed minimum death benefits will terminate without value if your Protected Benefit account value falls to zero as the result of withdrawals or the payment of any applicable charges. This will happen whether or not you also have the GMIB or receive Lifetime GMIB payments. Unless you have amounts allocated to your Investment account, your contract will also terminate.

..   If you have the RMD Wealth Guard death benefit and your Protected Benefit account value falls to zero before the owner reaches age 95, you will receive periodic payments until we have returned the value of the RMD Wealth Guard death benefit base, less any RMD withdrawals previously taken from the Protected Benefit account before it fell to zero. We will treat this as a period certain annuity for the period measured from the owner's age when the Protected Benefit account value falls to zero to age 95. Your contract will terminate, unless you have amounts allocated to the Investment account. Any remaining RMD payments from the Investment account will continue uninterrupted. The period certain annuity, which will begin one modal period from the date the Protected Benefit account falls to zero, will be treated as a

                       DETERMINING YOUR CONTRACT'S VALUE
   separate annuity contract for purposes of the required minimum distribution rules. Any remaining RMD payments from the entire contract must be taken from the Investment account in the calendar year the Protected Benefit account falls to zero. See "RMD Wealth Guard death benefit" in "Contract features and benefits" earlier in this Prospectus; as well as "Tax information" later in the Prospectus for more information.

..   If you have the GMIB and your Protected Benefit account value falls to zero as the result of the payment of any applicable charges or a withdrawal that is not an Excess withdrawal, you will receive Lifetime GMIB payments if the no lapse guarantee is still in effect, in accordance with the terms of the GMIB. Unless you have amounts allocated to your Investment account, your contract will also terminate.

..   If your Protected Benefit account value falls to zero due to an Excess withdrawal, your GMIB will terminate and you will not receive Lifetime GMIB payments. Unless you have amounts allocated to your Investment account, your contract will also terminate.

Certain withdrawals, even one that does not cause your Total account value to fall to zero, will be treated as a request to surrender your contract and terminate your Guaranteed minimum death benefit. See "Withdrawals treated as surrenders" in "Accessing your money."

As discussed earlier in this Prospectus, we reserve the right to discontinue or limit your ability to make subsequent contributions to the contract or subsequent transfers or contributions to the Protected Benefit account variable investment options, either directly or through the Special DCA program. If we exercise this right, you will not have the ability to fund the contract and any Guaranteed benefits in order to avoid contract and/or Guaranteed benefit termination.

Withdrawals and/or deductions of charges during or following a period of poor market performance in which your account values decrease, increases the possibility that such a withdrawal or deduction could cause your account values to fall to zero.

                       DETERMINING YOUR CONTRACT'S VALUE

3. Transferring your money among investment options

--------------------------------------------------------------------------------

TRANSFERRING YOUR ACCOUNT VALUE

At any time before the date annuity payments are to begin, you can transfer some or all of your Total account value among the investment options, subject to the following:

..   You may not transfer any amount to the Special DCA program.

..   Amounts allocated to the Investment account variable investment options or guaranteed interest option can be transferred among the Investment account variable investment options. If you elect the "Greater of" GMDB, you may transfer amounts allocated to the Investment account variable investment options and the guaranteed interest option to the Protected Benefit account variable investment options until the contract date anniversary following owner age 70. If you do not elect the "Greater of" GMDB and you select the GMIB, you may transfer amounts allocated to the Investment account variable investment options and the guaranteed interest option to the Protected Benefit account variable investment options until the contract date anniversary following owner age 80. Transfers into your Protected Benefit account will be allocated in accordance with your allocation instructions on file. See the limitations on amounts that may be transferred out of the guaranteed interest option below.

..   If you elect the RMD Wealth Guard death benefit, you may transfer amounts allocated to the Investment account variable investment options and the guaranteed interest option to the Protected Benefit account variable investment options at any time prior to your 71st birthday or your first RMD withdrawal whichever is earlier.

..   Transfers are also subject to the limitations described below:

   -- If you are under age 66, you may transfer 100% of your Investment account value variable investment options to the Protected Benefit account variable investment options. If you are age 66 or older, the maximum amount you may transfer to the Protected Benefit account is equal to the Investment account value as of the transaction date minus your total contributions to the Investment account from age 66 through age 70.

      For example, assume you are 68 years old and your Investment account value on the date of your transfer request is $100,000. Further assume that your total contributions to the Investment account from age 66 to 68 were equal to $20,000. The maximum amount you may transfer from the Investment account variable investment options to the Protected Benefit account variable investment options would be equal to $80,000 ($100,000 - $20,000).

..   Amounts invested in the Protected Benefit account variable investment options can only be transferred among the Protected Benefit account variable investment options. Transfers out of the Protected Benefit account variable investment options into the Investment account variable investment options or guaranteed interest option are not permitted. However, if the owner elects to drop all Guaranteed benefits, the entire Protected Benefit account value must be withdrawn from the contract or transferred into the Investment account variable investment options or guaranteed interest option. See "Dropping or changing your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus. See the limitations on amounts that may be transferred into the guaranteed interest option below. ONCE A WITHDRAWAL IS TAKEN FROM YOUR PROTECTED BENEFIT ACCOUNT, YOU CANNOT MAKE ADDITIONAL CONTRIBUTIONS TO YOUR PROTECTED BENEFIT ACCOUNT. YOU MAY, HOWEVER, BE ABLE TO CONTINUE TO MAKE TRANSFERS FROM YOUR INVESTMENT ACCOUNT TO THE PROTECTED BENEFIT ACCOUNT VARIABLE INVESTMENT OPTIONS UNTIL SUCH TIME YOU MAKE A SUBSEQUENT CONTRIBUTION TO YOUR INVESTMENT ACCOUNT AT WHICH POINT TRANSFERS INTO THE PROTECTED BENEFIT ACCOUNT WILL NO LONGER BE AVAILABLE. A subsequent contribution received by us in the first 90 calendar days after your contract is issued will not be counted towards shutting down transfers to your Protected Benefit account. See "How withdrawals affect your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus.

..   You may not transfer any amount to the AXA Ultra Conservative Strategy investment option.

..   Beginning in the contract year that follows the contract year in which you first fund your Protected Benefit account and until the contract date anniversary through age 70, you may elect to have 100% of your Protected Benefit account value in the AXA Ultra Conservative Strategy investment option transferred out and allocated according to your allocation instructions on file for the Protected Benefit account. You may only initiate this transfer once per contract year and you must make this election using our required form. This election is called the ATP exit option. See ''Asset transfer program (''ATP'')'' in ''Contract features and benefits'' for more information.

..   A transfer into the guaranteed interest option will not be permitted if such transfer would result in more than 25% of the Total account value being allocated to the guaranteed interest option, based on the Total account value as of the previous business day. This restriction is waived for amounts transferred from a dollar cost averaging program into the guaranteed interest option.

..   We reserve the right to restrict transfers into and among variable investment options, including limitations on the number, frequency, or dollar amount of transfers.

..   We may charge a transfer charge for any transfers in excess of 12 transfers in a contract year. For more information, see "Transfer charge" under "Charges that AXA Equitable deducts" in "Charges and expenses" later in this Prospectus.

..   For transfer restrictions regarding disruptive transfer activity, see
    "Disruptive transfer activity" below.

               TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS

..   The maximum amount that may be transferred from the guaranteed interest option to any investment option (including amounts transferred pursuant to the fixed-dollar option and interest sweep option dollar cost averaging programs described under "Allocating your contributions" in "Contract features and benefits" earlier in this Prospectus) in any contract year is the greatest of:

   (a)25% of the amount you have in the guaranteed interest option on the last day of the prior contract year; or

   (b)the total of all amounts transferred at your request from the guaranteed interest option to any of the investment options in the prior contract year; or

   (c)25% of amounts transferred or allocated to the guaranteed interest option during the current contract year.

From time to time, we may remove the restrictions regarding transferring amounts out of the guaranteed interest option. If we do so, we will tell you by way of a supplement to this Prospectus. We will also tell you at least 45 days in advance of the day that we intend to reimpose the transfer restrictions. When we reimpose the transfer restrictions, if any dollar cost averaging transfer out of the guaranteed interest option causes a violation of the 25% outbound restriction, that dollar cost averaging program will be terminated for the current contract year. A new dollar cost averaging program can be started in the next or subsequent contract years.


You may request a transfer in writing (using our specific form), or through Online Account Access. You must send in all written transfer requests on the specific form we provide directly to our processing office. We will confirm all transfers in writing.


Please see "Allocating your contributions" in "Contract features and benefits" for more information about your role in managing your allocations.

DISRUPTIVE TRANSFER ACTIVITY

You should note that the contract is not designed for professional "market timing" organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying Portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying Portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a Portfolio to maintain larger amounts of cash or to liquidate Portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a Portfolio may have to sell its holdings to have the cash necessary to redeem the market timer's investment. This can happen when it is not advantageous to sell any securities, so the Portfolio's performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a Portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a Portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than Portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting Portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying Portfolios for more information on how Portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying Portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all contract owners; and (4) these procedures do not apply to the AXA Ultra Conservative Strategy Portfolio.

We offer investment options with underlying Portfolios that are part of AXA Premier VIP Trust and EQ Advisors Trust (together, the "affiliated trusts"), as well as investment options with underlying Portfolios of outside trusts with which AXA Equitable has entered participation agreements (the "unaffiliated trusts" and, collectively with the affiliated trusts, the "trusts"). The affiliated trusts have adopted policies and procedures regarding disruptive transfer activity. They discourage frequent purchases and redemptions of Portfolio shares and will not make special arrangements to accommodate such transactions. They aggregate inflows and outflows for each Portfolio on a daily basis. On any day when a Portfolio's net inflows or outflows exceed an established monitoring threshold, the affiliated trust obtains from us contract owner trading activity. The affiliated trusts currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity.

When a contract is identified in connection with potentially disruptive transfer activity for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potentially disruptive transfer activity under the contract, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

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               TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS

Each unaffiliated trust may have its own policies and procedures regarding disruptive transfer activity. If an unaffiliated trust advises us that there may be disruptive activity from one of our contract owners, we will work with the unaffiliated trust to review contract owner trading activity. Each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its Portfolios. Please see the prospectuses for the trusts for more information.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by contract owners. As of the date of this Prospectus, the trusts had not implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the contract owner.

Contract owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, contract owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all potentially disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners may be treated differently than others, resulting in the risk that some contract owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.

REBALANCING AMONG YOUR INVESTMENT ACCOUNT VARIABLE INVESTMENT OPTIONS AND GUARANTEED INTEREST OPTION

We offer two rebalancing programs that you can use to automatically reallocate your Investment account value among your Investment account variable investment options and the guaranteed interest option. Option I allows you to rebalance your Investment account value among the Investment account variable investment options. Option II allows you to rebalance your Investment account value among the Investment account variable investment options and the guaranteed interest option.

To enroll in one of our rebalancing programs, you must notify us in writing or through Online Account Access and tell us:

(a)the percentage you want invested in each investment option (whole percentages only), and

(b)how often you want the rebalancing to occur (quarterly, semiannually, or annually on a contract year basis)

Rebalancing will occur on the same day of the month as the contract date. If a contract is established after the 28th, rebalancing will occur on the first business day of the month following the contract date. If you elect quarterly rebalancing, the rebalancing in the last quarter of the contract year will occur on the contract date anniversary.

Once it is available, you may elect or terminate the rebalancing program at any time. You may also change your allocations under the program at any time. Once enrolled in the rebalancing program, it will remain in effect until you instruct us in writing to terminate the program. Requesting an investment option transfer while enrolled in our rebalancing program will not automatically change your allocation instructions for rebalancing your account value. This means that upon the next scheduled rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your program. Changes to your allocation instructions for the rebalancing program (or termination of your enrollment in the program) must be in writing and sent to our processing office. Termination requests can be made online through Online Account Access. See "How to reach us" in "Who is AXA Equitable?" earlier in this Prospectus. There is no charge for the rebalancing feature.

--------------------------------------------------------------------------------
REBALANCING DOES NOT ASSURE A PROFIT OR PROTECT AGAINST LOSS. YOU SHOULD PERIODICALLY REVIEW YOUR ALLOCATION PERCENTAGES AS YOUR NEEDS CHANGE. YOU MAY WANT TO DISCUSS THE REBALANCING PROGRAM WITH YOUR FINANCIAL PROFESSIONAL BEFORE ELECTING THE PROGRAM.
--------------------------------------------------------------------------------

While your rebalancing program is in effect, we will transfer amounts among the applicable investment options so that the percentage of your Investment account value that you specify is invested in each option at the end of each rebalancing date.

If you select Option II, you will be subject to our rules regarding transfers from the guaranteed interest option to the Investment account variable investment options. These rules are described in "Transferring your account value" earlier in this section. Under Option II, a transfer into or out of the guaranteed interest option to initiate the rebalancing program will not be permitted if such transfer would violate these rules. If this occurs, the rebalancing program will not go into effect.

You may not elect Option II if you are participating in any dollar cost averaging program. You may not elect Option I if you are participating in the general dollar cost averaging program.

Our optional rebalancing programs are not available for amounts allocated to the Protected Benefit account variable investment options. For information about rebalancing among the Protected Benefit account variable investment options, see the section below.

REBALANCING AMONG YOUR PROTECTED BENEFIT ACCOUNT VARIABLE INVESTMENT OPTIONS

You can rebalance your Protected Benefit account value by submitting a request to rebalance as of the date we receive your request, however, scheduled recurring rebalancing is not available. Therefore, any subsequent rebalancing transactions would require a subsequent rebalancing request. Your rebalance request must indicate the percentage you want rebalanced in each investment option (whole percentages only). You can rebalance only to the investment options available in your Protected Benefit account.

When we rebalance your Protected Benefit account, we will transfer amounts among the investment options so that the percentage of your account value in each option at the end of the rebalancing date matches the most recent allocation instructions that we have on file. Rebalancing does not assure a profit or protect against loss, so you should periodically review your allocation percentages as your needs change. Amounts in the AXA Ultra Conservative Strategy investment option are excluded from rebalancing.

SYSTEMATIC TRANSFER PROGRAM

Under the systematic transfer program, you may elect to have amounts from the Investment account variable investment options

               TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS and the guaranteed interest option transferred to the Protected Benefit account variable investment options. This can be done on a quarterly, semi-annual or annual basis. There are four transfer options available under this program.

--------------------------------------------------------------------------------
PLEASE CHECK WITH YOUR FINANCIAL PROFESSIONAL OR ONE OF OUR CUSTOMER SERVICE REPRESENTATIVES REGARDING THE AVAILABILITY OF OUR SYSTEMATIC TRANSFER PROGRAM OPTIONS.
--------------------------------------------------------------------------------

(i)FIXED DOLLAR. Under this option, you can transfer a specified dollar amount, subject to a minimum of $50. The dollar amount you select cannot be changed while the program is in effect. If your Investment account value on the transfer date is $50 or less, and you have not elected the systematic transfer program to be in effect for a specified period of time, we will transfer the entire amount and the program will end.

(ii)FIXED PERCENTAGE. Under this program, you can transfer a specified percentage of your Investment account as of the date of the transfer. The percentage you select cannot be changed while the program is in effect. If your Investment account value on the transfer date is $50 or less, and you have not elected the systematic transfer program to be in effect for a specified period of time, we will transfer the entire amount and the program will end.

(iii)TRANSFER THE GAINS. Under this option, you can transfer amounts in excess of your "total net contributions" (described below) made to the Investment account as of the date of the transfer. The calculated amount to be transferred must be $50 or greater in order for the transfer to occur. If you elect this option after issue, the first transfer will be for all gains in the Investment account as of the date of the transfer. If there are no gains in the Investment account, a transfer will not occur.

(iv)TRANSFER THE GAINS IN EXCESS OF A SPECIFIED PERCENTAGE. Under this option, you can transfer amounts in excess of a specified percentage of your "total net contributions" (described below) made to the Investment account as of the date of the sweep. There is no restriction on the maximum percentage you can request, however, the specified percentage cannot be changed while the program is in effect. Also, the calculated amount to be transferred must be $50 or greater in order for the transfer to occur. If you elect this option after issue, the first transfer will be for all gains in the Investment account in excess of a specified percentage. If there are no gains in the Investment account, a transfer will not occur.

For all options, you may elect the systematic transfer program to be in effect for a specified period of time. If you elect the systematic transfer program to be in effect for a specified period of time, the program will continue in effect until the end of the specified period of time or, if earlier, the date you are no longer eligible to transfer amounts into the Protected Benefit account. Any contributions made to the Investment account while the program is in effect will be subject to transfer or sweep to the Protected Benefit account until the date you are no longer eligible to transfer amounts into the Protected Benefit account.

For options (iii) and (iv), the "net contribution amount" is the total contributions made to the Investment account, adjusted for withdrawals and all transfers to the Protected Benefit account. All subsequent contributions made to the Investment account will increase the net contribution amount by the dollar amount of the contribution as of the transaction date of the contribution. All withdrawals and ad hoc transfers from the Investment account will be withdrawn or transferred -- gains first. The net contribution amount will only be reduced by a withdrawal or transfer to the extent that the withdrawal or transfer is in excess of "gains" in the Investment account on the date of the transfer. For this purpose, "gains" is equal to the Investment account value immediately prior to the withdrawal or transfer in excess of net contribution.

Please note the following under the Systematic transfer program:

..   As noted above, transfers can be made on a quarterly, semi-annual or annual basis. You can choose a start date for transfers but it cannot be later than the 28th day of the month or later than one year from the date you enroll. The frequency for transfers cannot be changed while the program is in effect. If you decide you want to change the frequency of transfers, you must cancel your current program and re-enroll in the program.

..   Each transfer will be pro-rated from all of your investment options in the
    Investment account, except for amounts allocated to the Special DCA program. If either option (iii) or (iv) is selected and there are amounts allocated to the Special DCA program, the calculation of the sweep will use your Investment account value (including any amounts in the Special DCA program that are designated for future transfers to the Investment account). However, once the amount to be transferred is calculated, the transfer will be pro-rated from the Investment account variable investment options and the Guaranteed interest option. No amounts will be transferred from the Special DCA program.

..   Under the Fixed percentage option, the calculation of the transfer will not include any amounts in the Special DCA program and the transfer will be pro-rated from the Investment account variable investment options and the guaranteed interest option.

..   All transfers to the Protected Benefit account variable investment options will be in accordance with your allocation instructions on file.

..   An ad hoc transfer from the Investment account to the Protected Benefit account that is not part of the Systematic transfer program will not terminate the program. Please note, however, that a transfer under options
    (iii) or (iv) could decrease the net contribution amount that is used to determine the gains on each transfer date.

..   You can only have one Systematic transfer program in effect at any one time.

..   You can cancel your Systematic transfer program at any time.

..   Transfers under your Systematic transfer program do not count toward the transfers under the contract that may be subject to a transfer charge.

..   The Systematic transfer program is available with any dollar cost averaging program available under your contract.

..   You can elect a rebalancing program for your Investment account value while the Systematic transfer program is in effect. If a rebalancing transaction date and Systematic transfer program transaction date happen to be on the same Business day, the transfer under the Systematic transfer program will be processed first. Then, we will process the rebalancing of your Investment account value.

               TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS

..   If all Guaranteed benefits are dropped post-funding of the Protected
    Benefit account, your Systematic transfer program will be terminated.

..   If we exercise our right to discontinue contributions and/or transfers to the Protected Benefit account variable investment options, or if you are unable to make subsequent contributions and/or transfers to the Protected Benefit account variable investment options due to any other contribution or transfer restriction, your Systematic transfer program will be terminated.

..   If you make a contribution to your Investment account following your first withdrawal from the Protected Benefit account, your Systematic transfer program will be terminated.

               TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS

4. Accessing your money

--------------------------------------------------------------------------------

WITHDRAWING YOUR ACCOUNT VALUE

You have several ways to withdraw your Total account value before payments begin. The table below shows the methods available under each type of contract.

Your account value could become insufficient due to withdrawals and/or poor market performance. For information on how withdrawals affect your Guaranteed benefits and potentially cause your contract to terminate, please see "Effect of your account values falling to zero" in "Determining your contract's value" earlier in this Prospectus and "How withdrawals affect your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus.

If you take a withdrawal from the Protected Benefit account variable investment options, the withdrawal may impact your existing benefits and you will no longer be permitted to make subsequent contributions into the Protected Benefit account variable investment options. The first withdrawal from your Protected Benefit account may also affect the applicable Roll-up rate used in calculating certain Guaranteed benefits. See "How you can purchase and contribute to your contract" and "Annual Roll-up rate" and "Deferral Roll-up rate" under "Guaranteed minimum income benefit" in "Contract features and benefits" earlier in this Prospectus and "Rules regarding contributions to your contract" in Appendix IX later in this Prospectus for more information.

---------------------------------------------------------------------------------------------------------------
                                                                           METHOD OF WITHDRAWAL
                                                             --------------------------------------------------
                                                                                            PRE-AGE   LIFETIME
                                                             AUTO-                           59 1/2   REQUIRED
                                                             MATIC                            SUB-     MINIMUM
                                                             PAYMENT             SYSTE-    STANTIALLY DISTRIBU-
                         CONTRACT                            PLANS/(1)/ PARTIAL MATIC/(2)/   EQUAL      TION
---------------------------------------------------------------------------------------------------------------
NQ                                                              Yes       Yes      Yes        No         No
---------------------------------------------------------------------------------------------------------------
Traditional IRA                                                 Yes       Yes      Yes        Yes        Yes
---------------------------------------------------------------------------------------------------------------
Roth IRA                                                        Yes       Yes      Yes        Yes        No
---------------------------------------------------------------------------------------------------------------
QP/(3)/                                                         Yes       Yes      No         No         No
---------------------------------------------------------------------------------------------------------------

(1)Available for contracts with GMIB only.
(2)Available for withdrawals from your Investment account variable investment options and guaranteed interest option only.
(3)All payments are made to the plan trust as the owner of the contract. See "Appendix II: Purchase considerations for QP contracts" later in this Prospectus.

AUTOMATIC PAYMENT PLANS

(FOR CONTRACTS WITH GMIB)

You may take automatic withdrawals from your Protected Benefit account under either the Maximum payment plan or the Customized payment plan, as described below. Under either plan, you may take withdrawals on a monthly, quarterly or annual basis. The first payment date cannot be more than one full payment period from the date the enrollment form is received at our processing office. If a later date is specified, we will not process your enrollment form. You may change the payment frequency of your withdrawals at any time, and the change will become effective on the next contract date anniversary.

You may elect either the Maximum payment plan or the Customized payment plan beginning in the contract year that follows the contract year in which you first fund your Protected Benefit account. You must wait at least 28 days from enrollment in a plan before automatic payments begin. We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month. However, you must elect a date that is more than three calendar days prior to your contract date anniversary.

Each scheduled payment cannot be less than $50. If scheduled payments would be less than $50, the program will be terminated. This applies even if an RMD withdrawal causes the reduction of scheduled amounts below $50. Scheduled payments are taken pro rata from all Protected Benefit account variable investment options (including the AXA Ultra Conservative Strategy investment option). Scheduled payments are not taken out of the Special DCA programs.

If you take a partial withdrawal while an automatic payment plan is in effect:

After scheduled payments begin, a partial withdrawal (together with all withdrawals to date in the contract year) that exceeds the Annual withdrawal amount will terminate the program. You may set up a new program immediately, but it will not begin until the next contract year.

After scheduled payments begin, a partial withdrawal (together with all withdrawals to date in the contract year) that is less than or equal to the Annual withdrawal amount may cause payments to be suspended until the next contract year once the full Annual withdrawal amount for that contract year has been paid out. After a partial withdrawal is taken, you will continue to receive scheduled payments without a disruption in payments until the Annual withdrawal amount is paid out. After the full Annual withdrawal amount has been paid out, the program will be suspended for the remainder of the contract year.

MAXIMUM PAYMENT PLAN

If you have funded the GMIB, the Maximum payment plan is available beginning in the contract year that follows the contract year in which you first fund your Protected Benefit account. Under the Maximum payment plan, you can request us to pay you the Annual withdrawal amount as scheduled payments. The payment amount may increase or decrease annually as the result of a change in the Annual Roll-up rate. Also, the payment amount may increase as the result of a reset of your GMIB benefit base.

For monthly or quarterly payments, the Annual withdrawal amount will be divided by 12 or 4 (as applicable). The program is designed to pay the entire Annual withdrawal amount in each contract year, regardless of whether the program is started at the beginning of the contract year or on some other date during the contract year. Consequently, a program that commences on a date other than during the first month or quarter, as applicable, following a contract date anniversary will account for any payments that would have been

                             ACCESSING YOUR MONEY
made since the beginning of the contract year, as if the program were in effect on the contract date anniversary. A catch-up payment will be paid for the number of payment dates that have elapsed from the beginning of the contract year up to the date the enrollment is processed. The catch-up payment is made immediately when the Maximum payment plan enrollment is processed. Thereafter, scheduled payments will begin one payment period later.

A partial withdrawal taken in the same contract year prior to enrollment in the Maximum payment plan will have the following effect:

..   If the amount of the partial withdrawal is more than the Annual withdrawal amount, we will not process your enrollment form.

..   If the amount of the partial withdrawal is less than the Annual withdrawal amount, then the partial withdrawal will be factored into the Maximum payment plan payments for that contract year.

..   Annual frequency: If the amount of the partial withdrawal is less than the
    Annual withdrawal amount, the remaining Annual withdrawal amount is paid on the date the enrollment form is processed or a later date selected by the owner. You may not select a date later than the next contract date anniversary.

..   A partial withdrawal that is taken after you are enrolled in the program but before the first payment is made terminates the program.

CUSTOMIZED PAYMENT PLAN

--------------------------------------------------------------------------------
PLEASE CHECK WITH YOUR FINANCIAL PROFESSIONAL OR ONE OF OUR CUSTOMER SERVICE REPRESENTATIVES REGARDING THE AVAILABILITY OF OUR CUSTOMIZED PAYMENT PLAN OPTIONS.
--------------------------------------------------------------------------------

If you have funded the GMIB, the Customized payment plan is available beginning in the contract year that follows the contract year in which you first fund your Protected Benefit account. Currently, any of the following five Customized payment plan options can be elected. For options that are based on a withdrawal percentage, the specified percentage is applied to your GMIB benefit base as of the most recent contract date anniversary. See "Annual withdrawal amount" in "Guaranteed minimum income benefit" under "Contract features and benefits" earlier in this Prospectus.

The following payment options can be elected under the Customized payment plan. For options (i)-(iii) and (v), your payment may increase or decrease annually as the result of a change in the Annual Roll-up rate. Also, the payment amount may increase as the result of a reset of your GMIB benefit base.

(i)Guaranteed minimum percentage: You can request us to pay you as scheduled payments a withdrawal amount based on a withdrawal percentage that is fixed at the lowest guaranteed Annual Roll-up rate of 4% under the GMIB Two-Year Lock.

(ii)Fixed percentage below the Annual Roll-up rate: You can request us to pay you as scheduled payments a withdrawal amount based on the applicable Annual Roll-up rate MINUS a fixed percentage for each contract year. If in any contract year the calculation would result in a payment that is less than 4%, your withdrawal percentage for that contract year will be 4%. In other words, the withdrawal percentage can never be less than 4%. Your percentage requests must be in increments of 0.50%.

(iii)Fixed percentage: You can request us to pay you as scheduled payments a withdrawal amount based on a fixed percentage. The percentage may not exceed the Annual Roll-up rate in any contract year. If in any contract year the fixed percentage is greater than your Annual Roll-up rate for that contract year, we will pay you only the Annual withdrawal amount as scheduled payments for that contract year. Your percentage requests must be in increments of 0.50%.

(iv)Fixed dollar amount: You can request us to pay you as scheduled payments a fixed dollar withdrawal amount each contract year. The fixed dollar amount may not exceed your Annual withdrawal amount in any contract year. If in any contract year the fixed dollar amount is greater than your Annual withdrawal amount, we will pay you as scheduled payments only your Annual withdrawal amount.

(v)Fixed dollar amount or fixed percentage from both your Protected Benefit account and your Investment account: You can request us to pay you a fixed dollar amount or fixed percentage as scheduled payments that may be greater than your Annual withdrawal amount. The Annual withdrawal amount will be withdrawn from your Protected Benefit account. We will pay you any requested amount that is in excess of your Annual withdrawal amount from your Investment account. If in any contract year there is insufficient value in the Investment account to satisfy your requested fixed dollar or fixed percentage withdrawal, we will pay you the maximum amount that can be withdrawn from your Annual withdrawal amount and your Investment account as scheduled payments for that contract year even though this amount will be less than you requested.

For examples on how the Automatic payment plans work, please see Appendix VI. For examples of how withdrawals affect your Guaranteed benefit bases, see Appendix VII later in this Prospectus.

If you elect the ATP exit option while the Customized payment plan is in effect and the GMIB benefit base is adjusted, the Customized payment plan will operate in the same manner as though a partial withdrawal had been taken and may cause payments to be suspended in the next contract year if a scheduled payment would exceed the Annual withdrawal amount.

PARTIAL WITHDRAWALS AND SURRENDERS

You may take partial withdrawals from your contract at any time. All withdrawal requests must be made on a specific form provided by us. Please see "How to reach us" under "Who is AXA Equitable?" earlier in this Prospectus for more information. Currently, the minimum withdrawal amount is $300. For discussion on how amounts can be withdrawn, see "How withdrawals are taken from your Total account value" below. You can also surrender your contract at any time.

Any request for a partial withdrawal that results in an Excess withdrawal will suspend your participation in either the Maximum payment plan or Customized payment plan.

SYSTEMATIC WITHDRAWALS
(ALL CONTRACTS EXCEPT QP)

You may take systematic withdrawals of a particular dollar amount, a particular percentage of, or a specific investment option from your Investment account variable investment options and guaranteed

                             ACCESSING YOUR MONEY
interest option. If there is insufficient account value in the specific investment option you elected, your systematic withdrawals will continue from the remaining Investment account variable investment option or the guaranteed interest option on a pro rata basis.

You may elect a systematic withdrawal option up to 100% of your Investment account value. HOWEVER, IF YOU ELECT A SYSTEMATIC WITHDRAWAL OPTION IN EXCESS OF THESE LIMITS, AND MAKE A SUBSEQUENT CONTRIBUTION TO YOUR INVESTMENT ACCOUNT, THE SYSTEMATIC WITHDRAWAL OPTION WILL BE TERMINATED. You may then elect a new systematic withdrawal option within the limits described in the preceding paragraph.

If you elect our systematic withdrawal program, you may request to have your withdrawals made on any day of the month, subject to the following restrictions:

..   You must select a date that is more than three calendar days prior to your contract date anniversary; and

..   You cannot select the 29th, 30th or 31st.

If you do not select a date, we will make the withdrawals the same day of the month as the day we receive your request to elect the program, subject to the same restrictions listed above. If you have also elected a GMIB Automatic payment plan, unless you instruct us otherwise, your systematic withdrawal option withdrawals will be on the same date as your automatic payment plan. You must wait at least 28 days after your contract is issued before your systematic withdrawals can begin.

You may elect to take systematic withdrawals at any time. If you own an IRA contract, you may elect this withdrawal method only if you are between ages 59 1/2 and 70 1/2.

If the systematic withdrawal option is elected with an Automatic payment plan, the payment frequency will be the same as the Automatic payment plan.

You may change the payment frequency, or the amount or the percentage of your systematic withdrawals, once each contract year. However, you may not change the amount or percentage in any contract year in which you have already taken a partial withdrawal. You can cancel the systematic withdrawal option at any time.

If you take a partial withdrawal while you are taking systematic withdrawals, your systematic withdrawal option will be terminated. You may then elect a new systematic withdrawal option.

SUBSTANTIALLY EQUAL WITHDRAWALS
(TRADITIONAL IRA AND ROTH IRA CONTRACTS ONLY)

We offer our "substantially equal withdrawals option" to allow you to receive distributions from your contract without triggering the 10% additional federal income tax penalty, which normally applies to distributions made before age
59 1/2. Substantially equal withdrawals are also referred to as "72(t) exception withdrawals". See "Tax information" later in this Prospectus. The substantially equal withdrawals option is available only if 100% of your Total account value is allocated to either the Protected Benefit account or the Investment account. This option is not available if your Total account value is split between the Protected Benefit account and the Investment account at the time you elect this option. If you elect to take substantially equal withdrawals, you may not elect any other automated withdrawal program. Once you have elected substantially equal withdrawals, amounts can be allocated to either or both the Investment account and the Protected Benefit account.

If you elect our substantially equal withdrawals option, we calculate the permissible distributions for you using one of the IRS-approved methods for doing this. You should be aware that the portion of any withdrawal from the Protected Benefit account that is in excess of the Annual withdrawal amount will reduce the benefit base(s) for your Guaranteed benefits on a pro rata basis as of the date of the withdrawal. See "How withdrawals affect your Guaranteed benefits" and "Annual withdrawal amount" under "Guaranteed minimum income benefit" in "Contract features and benefits" for more information.

Our substantially equal withdrawals option is not the exclusive method of meeting the penalty exception. After consultation with your tax adviser, you may decide to use any permissible method. If you do not elect our substantially equal withdrawals option, you would have to compute withdrawal amounts yourself and request partial withdrawals.

Once you begin to take substantially equal withdrawals, you should not do any of the following until after the later of age 59 1/2 or five full years after the first withdrawal: (i) stop them; (ii) change the pattern of your withdrawals (for example, by taking an additional partial withdrawal); or
(iii) contribute any more to the contract. If you alter the pattern of withdrawals, you may be liable for the 10% federal tax penalty that would have otherwise been due on prior withdrawals made under this option and for any interest on the delayed payment of the penalty.

Making additional contributions to the contract is treated as changing the pattern of withdrawals. It does not matter whether the additional contributions are made by direct transfer or rollover; nor does it matter if they are made to the Investment account or the Protected Benefit account. Because the penalty exception method does not permit additional contributions or payment changes to restore any Guaranteed benefit base under the contract, you and your tax adviser should consider carefully whether you should elect the Substantially equal withdrawals option or any other method of penalty exception withdrawals if you have allocated or intend to allocate amounts to the Protected Benefit account value after starting Substantially equal withdrawals.

In accordance with IRS guidance, an individual who has elected to receive substantially equal withdrawals may make a one-time change, without penalty, from one of the IRS-approved methods of calculating fixed payments to another IRS-approved method (similar to the required minimum distribution rules) of calculating payments, which vary each year.

If the contract is eligible, you may elect to take substantially equal withdrawals at any time before age 59 1/2. We will make the withdrawal on any day of the month that you select as long as it is not later than the 28th day of the month. However, you must elect a date that is more than three calendar days prior to your contract date anniversary. We will calculate the amount of your substantially equal withdrawals using the IRS-approved method we offer. The payments will be made monthly, quarterly or annually as you select. These payments will continue until (i) we receive written notice from you to cancel this option; (ii) you take an additional partial withdrawal; or

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(iii) you contribute any more to the contract. You may elect to start receiving substantially equal withdrawals again, but the payments may not restart in the same calendar year in which you took a partial withdrawal or added amounts to the contract. We will calculate the new withdrawal amount.

BECAUSE THE IRS-APPROVED PENALTY EXCEPTION METHODS DO NOT PERMIT YOU TO ADD CONTRIBUTIONS OR CHANGE PAYMENTS TO RESTORE THE GUARANTEED BENEFIT BASE(S), AS NOTED ABOVE, YOU AND YOUR TAX ADVISER SHOULD CONSIDER CAREFULLY WHETHER YOU SHOULD ELECT THE SUBSTANTIALLY EQUAL WITHDRAWALS OPTION OR ANY OTHER METHOD OF PENALTY EXCEPTION WITHDRAWALS IF YOU HAVE ALLOCATED ANY AMOUNTS TO THE PROTECTED BENEFIT ACCOUNT. PLEASE NOTE THAT ELECTING TO TAKE SUBSTANTIALLY EQUAL WITHDRAWALS FROM A CONTRACT WITH THE RMD WEALTH GUARD DEATH BENEFIT MAY LIMIT THE UTILITY OF THAT BENEFIT. SEE THE DISCUSSION OF THE "RMD WEALTH GUARD DEATH BENEFIT" UNDER "CONTRACT FEATURES AND BENEFITS" EARLIER IN THIS PROSPECTUS.

LIFETIME REQUIRED MINIMUM DISTRIBUTION WITHDRAWALS
(TRADITIONAL IRA CONTRACTS ONLY -- SEE "TAX INFORMATION" LATER IN THIS
PROSPECTUS)

We offer our "Automatic required minimum distribution (RMD) service" to help you meet lifetime required minimum distributions under federal income tax rules. The Automatic RMD service generally offers RMD payments from your Investment account value. This is not the exclusive way for you to meet these rules. After consultation with your tax adviser, you may decide to compute RMDs yourself and request partial withdrawals. Before electing this account-based withdrawal option, you should consider whether annuitization might be better in your situation. If you have funded your Guaranteed benefit(s), amounts withdrawn from the contract to meet RMDs may reduce your benefit base(s) and may limit the utility for most benefit(s), other than the RMD Wealth Guard death benefit. Also, the actuarial present value of additional contract benefits must be added to the Total account value in calculating RMD payments from annuity contracts funding IRAs, which could increase the amount required to be withdrawn. Please refer to "Tax information" later in this Prospectus.

This service is not available under QP contracts. All withdrawals from your Protected Benefit account under a QP contract owned by a defined contribution plan reduce your RMD Wealth Guard death benefit base on a pro rata basis until such time as the contract is converted into a IRA. (See "Appendix II: Purchase considerations for QP contracts" later in this Prospectus).

You may elect this service in the calendar year in which you reach age 70 1/2 or in any later year. The minimum amount we will pay out is $250. Currently, RMD payments will be made annually. See "Required minimum distributions" in "Traditional individual retirement annuities (traditional IRAs)" under "Tax information" later in this Prospectus for your specific type of retirement arrangement.

This service does not generate automatic RMD payments during the first calendar year during which your contract is issued. Therefore, if you are making a rollover or transfer contribution to the contract after age 70 1/2, you must take any RMDs before the rollover or transfer.

--------------------------------------------------------------------------------
FOR TRADITIONAL IRA CONTRACTS, WE WILL SEND A FORM OUTLINING THE DISTRIBUTION OPTIONS AVAILABLE IN THE YEAR YOU REACH AGE 70 1/2 (IF YOU HAVE NOT BEGUN YOUR ANNUITY PAYMENTS BEFORE THAT TIME).
--------------------------------------------------------------------------------

RMDS FOR CONTRACTS WITH GMIB. (TRADITIONAL IRA CONTRACTS ONLY -- SEE "TAX INFORMATION" LATER IN THIS PROSPECTUS)


For contracts with GMIB or with GMIB and either the "Greater of" death benefit or the Highest Anniversary Value death benefit, if you elect our Automatic RMD service, any lifetime RMD payment we make to you in the first contract year you fund your Protected Benefit account will reduce your benefit bases on a dollar-for-dollar basis. In subsequent contract years, if an Automatic RMD service payment exceeds your Annual withdrawal amount, your benefit bases will be reduced dollar-for-dollar by the amount of the RMD payment in excess of your Annual withdrawal amount. For contracts with the Return of Principal death benefit elected with the GMIB or the Highest Anniversary Value death benefit elected without the GMIB, all withdrawals, including RMD payments through our Automatic RMD service, reduce those benefit bases on a pro rata basis. Amounts from both your Protected Benefit account and Investment account values are used to determine your lifetime RMD payment each year.


The no lapse guarantee will not be terminated if a RMD payment using our Automatic RMD service causes your cumulative withdrawals from the Protected Benefit account in the contract year to exceed your Annual withdrawal amount.

If you elect either the Maximum payment plan or the Customized payment plan (together, "automatic payment plans") and our Automatic RMD service, we will make an extra payment, if necessary, in December that will equal your lifetime RMD amount less all payments made through your payment date and any scheduled December payment. The combined Automatic payment plan and RMD payment will not be treated as an Excess withdrawal if the RMD, together with any withdrawal taken under one of our automatic plans exceeds your Annual withdrawal amount. The additional payment will reduce your GMIB benefit base and Roll-up to age 85 benefit base and Highest Anniversary Value benefit base (for contracts with the "Greater of" death benefit) and Highest Anniversary Value benefit base for contracts with GMIB and Highest Anniversary GMDB on a dollar-for-dollar basis. Your Highest Anniversary Value benefit base is always reduced on a pro rata basis for the Highest Anniversary Value GMDB if the GMIB is not also elected.

If you take any partial withdrawals in addition to your RMD and Automatic payment plan payments, your applicable Automatic payment plan may be suspended as discussed above. Any partial withdrawal taken from your Protected Benefit account may cause an Excess withdrawal. Further, your GMIB benefit base and Annual withdrawal amount will be reduced.

If you elect our Automatic RMD service and elect to take your Annual withdrawal amount in partial withdrawals without electing one of our available Automatic payment plans, we will make a payment, if necessary, in December that will equal your RMD payment less all withdrawals made through your payment date. If prior to your payment date you make a partial withdrawal that exceeds your Annual withdrawal amount, but not your RMD amount, any portion of that partial withdrawal taken from your Protected Benefit account will be treated as an Excess withdrawal, as well as any subsequent partial withdrawals taken from your Protected Benefit account made during the same contract year. However, if by your payment date your withdrawals have not exceeded your RMD amount, the RMD payment we make to you will not be treated as an Excess withdrawal.

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Your RMD payment will be withdrawn on a pro rata basis from your Investment account variable investment options and guaranteed interest option, excluding amounts in the Special DCA program. If there is insufficient value or no value in those options, we will withdraw amounts from your Special DCA program. If there is insufficient value in those options, any additional amount of the RMD payment or the total amount of the RMD payment will be withdrawn from your Protected Benefit account variable investment options (including the AXA Ultra Conservative Strategy investment option). For information on how RMD payments are taken from your contract see "How withdrawals are taken from your Total account value" below.

If you do not elect our Automatic RMD service and if your Annual withdrawal amount is insufficient to satisfy the RMD payment, any additional withdrawal taken in the same contract year (even one to satisfy your RMD payment) from your Protected Benefit account will be treated as an Excess withdrawal.

RMDS FOR TRADITIONAL IRA CONTRACTS WITH THE RMD WEALTH GUARD DEATH BENEFIT. (SEE "TAX INFORMATION" LATER IN THIS PROSPECTUS)

For contracts with the RMD Wealth Guard death benefit, we offer the RMD Wealth Guard withdrawal service for RMD withdrawals from your Protected Benefit account to help you meet lifetime required minimum distributions under federal income tax rules. This is not the exclusive way for you to meet these rules. After consultation with your tax adviser, you may decide to compute RMDs yourself. If you enroll in our RMD Wealth Guard withdrawal service, you will be able to elect to take RMD withdrawals from your Protected Benefit account value and Investment account value. You may elect the RMD withdrawal service in the calendar year in which you reach age 701/2 or in any later year. The minimum amount we will pay out is $50. Withdrawals from the Protected Benefit account up to your RMD Wealth Guard withdrawal amount will not reduce your RMD Wealth Guard death benefit base. Excess RMD withdrawals, which are withdrawals in excess of your RMD Wealth Guard withdrawal amount, will reduce your RMD Wealth Guard death benefit base on a pro rata basis. RMD payments under our RMD Wealth Guard withdrawal service can be paid monthly, quarterly or annually. See "Required minimum distributions" in "Traditional individual retirement annuities (traditional IRAs)" under "Tax information" later in this Prospectus for your specific type of retirement arrangement.

Since RMDs are generally not required to be withdrawn from a Roth IRA during your lifetime, if you convert your traditional IRA to a Roth IRA, before you convert, you must drop the RMD Wealth Guard death benefit. For information on dropping this benefit, see "Dropping or changing your Guaranteed benefits" in "Contract features and benefits", earlier in this prospectus and under Appendix I.

This service is not available under QP contracts. All withdrawals from your Protected Benefit account under a QP contract owned by a defined contribution plan reduce your RMD Wealth Guard death benefit base on a pro rata basis until such time as the contract is converted into a IRA. (See "Appendix II: Purchase considerations for QP contracts" later in this Prospectus).

For more information about the RMD Wealth Guard death benefit, see "RMD Wealth Guard death benefit" under "Contract features and benefits" earlier in this Prospectus.

HOW WITHDRAWALS ARE TAKEN FROM YOUR TOTAL ACCOUNT VALUE

Unless you specify otherwise, all withdrawals (other than Automatic payment plan withdrawals and lump sum withdrawals of your Annual withdrawal amount and substantially equal withdrawals) will be taken on a pro rata basis from your Investment account variable investment options and guaranteed interest option, excluding amounts in the Special DCA program. If there is insufficient value or no value in those options, we will subtract amounts from the Special DCA program. If there is insufficient value in those options, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from your Protected Benefit account variable investment options (including the AXA Ultra Conservative Strategy investment option). Any amounts withdrawn from the Special DCA program that were designated for the Protected Benefit account variable investment options will reduce your Guaranteed benefit base(s).

Automatic payment plan withdrawals (other than fixed dollar amount or fixed percentage withdrawals) and lump sum withdrawals of your Annual withdrawal amount will always be taken on a pro rata basis only from your Protected Benefit account variable investment options (including the AXA Ultra Conservative Strategy investment option).

Lump sum, fixed dollar amount or fixed percentage withdrawals are first taken on a pro rata basis from your Protected Benefit account variable investment options (including the AXA Ultra Conservative Strategy investment option). If there is insufficient value or no value in those options, we will subtract amounts from your Investment account variable investment options and guaranteed interest option, excluding amounts in the Special DCA program. If there is insufficient value or no value in those options, we will subtract amounts from the Special DCA program.

Substantially equal withdrawals are taken on a pro rata basis from your Total account value. However, if after you have elected the substantially equal withdrawals option your Total account value is split between the Protected Benefit account value and the Investment account value, your substantially equal withdrawals will be taken on a pro rata basis from your Investment account variable investment options and guaranteed interest option, excluding amounts in the Special DCA program. If there is insufficient value or no value in those options, we will subtract amounts from the Special DCA program. If there is insufficient value in those options, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from your Protected Benefit account variable investment options (including the AXA Ultra Conservative Strategy investment option). Any amounts withdrawn from the Special DCA program that were designated for the Protected Benefit account variable investment options will reduce your Guaranteed benefit base(s).

You may choose to have withdrawals subtracted from your contract based on the following options:

(1)Take the entire withdrawal on a pro rata basis from the Protected Benefit account variable investment options (including the AXA Ultra Conservative Strategy investment option); or

(2)Take the entire withdrawal from the Investment account value, either on a pro rata basis, or specifying which Investment account variable investment options and/or guaranteed interest option the withdrawal should be taken from;

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(3)Request a withdrawal to be taken from the Protected Benefit account variable investment options and take the remaining part of the withdrawal from the Investment account variable investment options. You must specify the investment options for the Investment account value. The withdrawal from the Protected Benefit account variable investment options will be taken on a pro rata basis (including the AXA Ultra Conservative Strategy investment option); or

(4)Request a withdrawal to be taken from the Investment account variable investment options and take the remaining part of the withdrawal from the Protected Benefit account variable investment options. You must specify the investment options for the Investment account value. The withdrawal from the Protected Benefit account variable investment options will be taken on a pro rata basis (including the AXA Ultra Conservative Strategy investment option).

For more information on how withdrawals affect your Guaranteed benefits, see "How withdrawals affect your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus and Appendix VII later in this Prospectus.

WITHDRAWALS TREATED AS SURRENDERS

Certain withdrawals may cause your contract and certain Guaranteed benefits to terminate, as follows:

..   Any fee deduction and/or withdrawal that causes your Total account value to fall to zero will terminate the contract and any applicable Guaranteed benefit, subject to the following:

   -- the GMIB (while the no lapse guarantee is in effect unless your Protected
      Benefit account value falls to zero due to an "Excess withdrawal") will continue as described under "Guaranteed minimum income benefit" in "Contract features and benefits" earlier in this Prospectus; and

   -- the RMD Wealth Guard death benefit (if your Protected Benefit account falls to zero before the owner reaches age 95), will continue as described under "Effect of your account values falling to zero" in "Determining your contract's value" earlier in this Prospectus.

..   If you do not have the RMD Wealth Guard death benefit or the GMIB or if the no lapse guarantee is no longer in effect, or you have not yet funded it, the following applies:

   -- a request to withdraw 90% or more of your cash value will terminate your contract and any applicable Guaranteed minimum death benefit;

   -- we reserve the right to terminate the contract and any applicable
      Guaranteed minimum death benefit if no contributions are made during the last three contract years and the cash value is less than $500; and

   -- we reserve the right to terminate your contract and any applicable
      Guaranteed minimum death benefit if any withdrawal would result in a remaining cash values of less than $500.

If your contract is terminated, we will pay you the contract's cash value. See "Surrendering your contract to receive its cash value" below. For the tax consequences of withdrawals, see "Tax information" later in this Prospectus.

SURRENDERING YOUR CONTRACT TO RECEIVE ITS CASH VALUE

You may surrender your contract to receive its cash value at any time while an owner is living (or for contracts with non-natural owners, while an annuitant is living) and before you begin to receive annuity payments (Lifetime GMIB payments or otherwise). For a surrender to be effective, we must receive your written request and your contract at our processing office. We will determine your cash value on the date we receive the required information.

Upon your request to surrender your contract for its cash value, all benefits under the contract, including the GMIB, will terminate as of the date we receive the required information if your cash value in your Protected Benefit account is greater than your Annual withdrawal amount remaining for that year. If your cash value is not greater than your Annual withdrawal amount remaining for that year and your no lapse guarantee is still in effect, then you will receive your cash value and a supplementary life annuity contract under which we will pay you Lifetime GMIB payments. For more information, please see "Effect of your account values falling to zero" in "Determining your contract's value" and "Guaranteed minimum income benefit" in "Contract features and benefits" earlier in this Prospectus.

You may receive your cash value in a single sum payment or apply it to one or more of the annuity payout options. See "Your annuity payout options" below. For the tax consequences of surrenders, see "Tax information" later in this Prospectus.

WHEN TO EXPECT PAYMENTS

Generally, we will fulfill requests for payments out of the variable investment options within seven calendar days after the business day the transaction request is received by us in good order. These transactions may include applying proceeds to a payout annuity, payment of a death benefit, payment of any amount you withdraw and, upon surrender, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

(1)the New York Stock Exchange is closed or restricts trading,

(2)the SEC determines that an emergency exists as a result of sales of securities or determination of the fair value of a variable investment option's assets is not reasonably practicable, or

(3)the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options.

We can defer payment of any portion of your value in the guaranteed interest option or the Special DCA program, (other than for death benefits) for up to six months while you are living.

All payments are made by check and are mailed to you (or the payee named in a tax-free exchange) by U.S. mail, unless you request that we use an express delivery or wire transfer service at your expense.

YOUR ANNUITY PAYOUT OPTIONS

The following description assumes annuitization of your entire contract. For partial annuitization, see "Partial Annuitization" below.

Deferred annuity contracts such as those in the Retirement Cornerstone(R) Series E provide for conversion to annuity payout status at or before the contract's "maturity date." This is called "annuitization." Upon annuitization, your account value is applied to provide periodic

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payments as described in this section; the contract and all its benefits terminate; and will be converted to a supplementary contract for the periodic payments ("payout option"). The supplementary contract does not have an account value or cash value. If you choose a variable payout option, you will receive a separate prospectus related to the contract you select.

You may choose to annuitize your contract at any time, which generally is at least 13 months after the contract date. The contract's maturity date is the latest date on which annuitization can occur. If you do not annuitize before the maturity date and at the maturity date have not made an affirmative choice as to the type of annuity payments to be received, we will convert your contract to the default annuity payout option described in "Annuity maturity date" later in this section. If you have the GMIB or a Guaranteed minimum death benefit, your contract may have both a Protected Benefit account value and an Investment account value. If there is a Protected Benefit account value and you choose to annuitize your contract before the maturity date, the GMIB will terminate without value even if your GMIB benefit base is greater than zero. The payments that you receive under the payout annuity option you select may be less than you would have received under GMIB. See "Guaranteed minimum income benefit" in "Contract features and benefits" earlier in this Prospectus for further information. Any Guaranteed minimum death benefit terminates upon annuitization.

In general, your periodic payment amount upon annuitization is determined by your Total account value, the form of the annuity payout option you elect as described below, the timing of your purchase and the applicable annuity purchase rate to which that value is applied. Once begun, annuity payments cannot be stopped unless otherwise provided in the supplementary contract. Your contract guarantees that upon annuitization, your account value will be applied to a guaranteed annuity purchase rate for a life annuity. We reserve the right, with advance notice to you, to change guaranteed annuity purchase rates any time after your fifth contract date anniversary and at not less than five-year intervals after the first change. (Please see your contract and SAI for more information.) In the event that we exercise our contractual right to change the guaranteed annuity purchase factors, we would segregate the account value based on contributions and earnings received prior to and after the change. When your contract is annuitized, we would calculate the payments by applying the applicable purchase factors separately to the value of the contributions received before and after the rate change. We will provide you with 60 days advance written notice of such a change.

In addition, you may apply your Total account value or cash value, whichever is applicable, to any other annuity payout option that we may offer at the time of annuitization. We have the right to require you to provide any information we deem necessary to provide an annuity upon annuitization. If the annuity payment amount is later found to be based on incorrect information, it will be adjusted on the basis of the correct information.

We currently offer you several choices of annuity payout options. The options available directly under the contract entitle you to receive fixed annuity payments. Options available under separate contracts and described in separate prospectuses enable you to receive variable annuity payments.

The payments that you receive upon annuitization of your Protected Benefit account value may be less than your Annual withdrawal amount or your Lifetime GMIB payments. If you are considering annuitization, you should ask your financial professional for information about the payment amounts that would be made under the various choices that are available to you. You may also obtain that information by contacting us. Annuitization of your Investment account value after the date your Lifetime GMIB payments begin will not affect those payments.

You can currently choose from among the annuity payout options listed below. Restrictions may apply, depending on the type of contract you own or the owner's and annuitant's ages at contract issue. Other than life annuity with period certain, we reserve the right to add, remove or change any of these annuity payout options at any time. In addition, if you are exercising your GMIB, your choice of payout options are those that are available under the GMIB (see "Guaranteed minimum income benefit" in "Contract features and benefits" earlier in this Prospectus).

--------------------------------------------------------
Fixed annuity payout options  Life annuity
                              Life annuity with period
                                 certain
                              Life annuity with refund
                                 certain
--------------------------------------------------------

..   LIFE ANNUITY: An annuity that guarantees payments for the rest of the annuitant's life. Payments end with the last monthly payment before the annuitant's death. Because there is no continuation of benefits following the annuitant's death with this payout option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living. It is possible that the Life annuity option could result in only one payment if the annuitant dies immediately after annuitization.

..   LIFE ANNUITY WITH PERIOD CERTAIN: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the end of a selected period of time ("period certain"), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the annuitant's life expectancy. A life annuity with a period certain is the form of annuity under the contract that you will receive if you do not elect a different payout option. In this case, the period certain will be based on the annuitant's age and will not exceed 10 years.

..   LIFE ANNUITY WITH REFUND CERTAIN: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered. This payout option is available only as a fixed annuity.

The life annuity, life annuity with period certain, and life annuity with refund certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant's life, and after the annuitant's death, payments continue to the survivor. We may offer other payout options not outlined here. Your financial professional can provide you with details.

We guarantee fixed annuity payments will be based either on the tables of guaranteed annuity purchase factors in your contract or on our then current annuity purchase factors, whichever is more favorable for you.

THE AMOUNT APPLIED TO PURCHASE AN ANNUITY PAYOUT OPTION

The amount applied to purchase an annuity payout option varies, depending on the payout option that you choose.

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PARTIAL ANNUITIZATION. Partial annuitization of nonqualified deferred annuity contracts is permitted under certain circumstances. You may choose from the life-contingent annuity payout options described here. We no longer offer a period certain option for partial annuitization. We require you to elect partial annuitization on the form we specify. Partial annuitization is not available for the GMIB under a contract. For purposes of this contract, we will effect any partial annuitization as a withdrawal applied to a payout annuity. Please note that a withdrawal from your Protected Benefit account to purchase an annuity payout contract will affect your Guaranteed benefit bases just like any other withdrawal. See "How withdrawals are taken from your Total Account Value" earlier in this Section. Also, see the discussion of "Partial Annuitization" in "Tax Information" later in this Prospectus.

SELECTING AN ANNUITY PAYOUT OPTION

When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your contract before annuity payments begin. The contract owner and annuitant must meet the issue age and payment requirements.

You can choose the date annuity payments begin but it may not be earlier than thirteen months from your contract date. Please see Appendix V later in this Prospectus for information on state variations. You can change the date your annuity payments are to begin at any time. The date may not be later than the annuity maturity date described below.

The amount of the annuity payments will depend on the amount applied to purchase the annuity and the applicable annuity purchase factors, discussed earlier. The amount of each annuity payment will be less with a greater frequency of payments, or with a longer certain period of a life contingent annuity. Once elected, the frequency with which you receive payments cannot be changed.

If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay your Total account value in a single sum rather than as payments under the payout option chosen. If you select an annuity payout option and payments have begun, no change can be made.

ANNUITY MATURITY DATE

Your contract has a maturity date. In general, the maturity date is based on the age of the original annuitant at contract issue and cannot be changed other than in conformance with applicable law, even if you name a new annuitant. The maturity date is generally the contract date anniversary that follows the annuitant's 95th birthday (or older joint annuitant if your contract has joint annuitants), unless you have elected otherwise. If you have a NQ contract with the GMIB and the owner is older than the annuitant, the maturity date is based on the age of the owner. The maturity date may not be less than thirteen months from your contract date, unless otherwise stated in your contract. We will send a notice with the contract statement one year prior to the maturity date and with each quarterly statement until the maturity date. The notice will include the date of maturity, describe the available annuity payout options, state the availability of a lump sum payment option, and identify the default payout option, if you do not provide an election by the time of your contract maturity date.

If you have not funded the GMIB, you may either take a lump sum payment or select an annuity payout option on the maturity date. If you do not make an election at maturity, we will apply your Total account value to a life annuity with payments based on the greater of guaranteed or then current annuity purchase rates.

If you have funded the GMIB, the following applies on the maturity date:

..   For amounts allocated to your Investment account, you may select an annuity payout option or take a lump sum payment.

..   If you do not make an election for your Protected Benefit account value on your maturity date, we will apply the greater of the Protected Benefit account value to (a) and the GMIB benefit base to (b) below:

   (a)a fixed life annuity with payments based on the greater of the guaranteed or then current annuity purchase rates, or

   (b)a supplementary contract with annual payments equal to your GMIB benefit base applied to the applicable GMIB payout factor.

If you elect payments on a joint life basis, the joint life must be your spouse and the joint life GMIB payout factors will be reduced. See "Guaranteed minimum income benefit" in "Contract features and benefits." You may also elect to have your Protected Benefit account value paid to you in a lump sum or applied to an annuity payout option we are offering at the time.

For amounts allocated to your Investment account, you must select an annuity payout option or take a lump sum payment.

If you are the contract owner and your spouse is the sole primary beneficiary or you jointly own the contract with your younger spouse, your spouse may elect to continue the contract as successor owner upon your death. Under certain circumstances, your surviving spouse may be substituted as annuitant as of the date of your death. If your surviving spouse becomes the annuitant, the maturity date of the contract may be changed based on the age of the new annuitant. For information about spousal continuation please see "Spousal continuation" later in this Prospectus.

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                             ACCESSING YOUR MONEY

5. Charges and expenses

--------------------------------------------------------------------------------

CHARGES THAT AXA EQUITABLE DEDUCTS

We deduct the following charges each day from the net assets of each variable investment option (including the AXA Ultra Conservative Strategy investment option). Together, they make up the daily "contract fee." These charges are reflected in the unit values of each variable investment option:

..   An operations charge

..   An administration charge

..   A distribution charge

We deduct the following charges as described later in this section. When we deduct these charges from your variable investment options (including the AXA Ultra Conservative Strategy investment option), we reduce the number of units credited to your contract:

..   On each contract date anniversary -- an annual administrative charge, if applicable.

..   On each contract date anniversary -- a charge for each optional benefit you elect: a Guaranteed minimum death benefit (other than the Return of Principal death benefit) and the Guaranteed minimum income benefit.

..   At the time annuity payments are to begin -- charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state.

..   At the time you request a transfer in excess of 12 transfers in a contract year -- a transfer charge (currently, there is no charge).

More information about these charges appears below. We will not increase these charges for the life of your contract, except as noted. We may reduce certain charges under group or sponsored arrangements. See "Group or sponsored arrangements" later in this section.

The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise, we will incur a loss.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this Prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. This does not mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the contracts.

To help with your retirement planning, we may offer other annuities with different charges, benefits and features. Please contact your financial professional for more information.

SEPARATE ACCOUNT ANNUAL EXPENSES

OPERATIONS CHARGE. We deduct a daily charge from the net assets in each variable investment option (including the AXA Ultra Conservative Strategy investment option) to compensate us for operations expenses, a portion of which compensates us for mortality and expense risks, described below. In connection with the Protected Benefit account variable investment options, a portion of this charge compensates us for our costs in providing the Return of Principal death benefit. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

   Series E:                   0.80%

The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each contract, will differ from actual mortality experience. Lastly, we assume a mortality risk to the extent that at the time of death, the Guaranteed minimum death benefit exceeds the cash value of the contract. The expense risk we assume is the risk that it will cost us more to issue and administer the contracts than we expect.

ADMINISTRATION CHARGE. We deduct a daily charge from the net assets in each variable investment option (including the AXA Ultra Conservative Strategy investment option). The charge, together with the annual administrative charge described below, is to compensate us for administrative expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

   Series E:   0.30%

DISTRIBUTION CHARGE. We deduct a daily charge from the net assets in each variable investment option (including the AXA Ultra Conservative Strategy investment option) to compensate us for a portion of our sales expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

   Series E:   0.20%

ACCOUNT VALUE CHARGES

ANNUAL ADMINISTRATIVE CHARGE. We deduct an administrative charge from your Total account value on each contract date anniversary. We deduct the charge if your Total account value on the last business day of the contract year is less than $50,000. If your Total account value on such date is $50,000 or more, we do not deduct the charge. During the first two contract years, the charge is equal to $30 or, if less, 2% of your Total account value. The charge is $30 for contract years three and later.

                             CHARGES AND EXPENSES

We will deduct this charge from your value in the Investment account variable investment options and the guaranteed interest option (see Appendix V later in this Prospectus to see if deducting this charge from the guaranteed interest option is permitted in your state) on a pro rata basis. If those amounts are insufficient, we will deduct all or a portion of the charge from the Special DCA account. If those amounts are insufficient, we will deduct all or a portion of the charge from the Protected Benefit account variable investment options (including the AXA Ultra Conservative Strategy investment option).

If the contract is surrendered or annuitized or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

If your Total account value is insufficient to pay this charge, your contract will terminate without value and you will lose any applicable Guaranteed benefits except as noted under "Effect of your account values falling to zero" in "Determining your contract's value" earlier in this Prospectus.

TRANSFER CHARGE

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for any transfers in excess of 12 per contract year. We will provide you with advance notice if we decide to assess the transfer charge, which will never exceed $35 per transfer. The transfer charge (if applicable), will be assessed at the time that the transfer is processed. Any transfer charge will be deducted from the investment options from which the transfer is made. We will not charge for transfers made in connection with one of our dollar cost averaging programs. Also, transfers from a dollar cost averaging program, our Systematic transfer program or our rebalancing program do not count toward your number of transfers in a contract year for the purposes of this charge.

SPECIAL SERVICE CHARGES

We deduct a charge for providing the special services described below. These charges compensate us for the expense of processing the special service. Except for the duplicate contract charge, we will deduct from your account value the charge for the special service provided.

WIRE TRANSFER CHARGE. We charge $90 for outgoing wire transfers. Unless you specify otherwise, this charge will be deducted from the amount you request.

EXPRESS MAIL CHARGE. We charge $35 for sending you a check by express mail delivery. This charge will be deducted from the amount you request.

DUPLICATE CONTRACT CHARGE. We charge $35 for providing a copy of your contract. The charge for this service can be paid (i) using a credit card acceptable to AXA Equitable, (ii) by sending a check to our processing office, or (iii) by any other means we make available to you.

CHECK PREPARATION CHARGE. The standard form of payment for all withdrawals is direct deposit. If direct deposit instructions are not provided, payment will be made by check. Currently, we do not charge for check preparation, however, we reserve the right to impose a charge. We reserve the right to charge a maximum of $85.


CHARGE FOR THIRD-PARTY TRANSFER OR EXCHANGE. Currently, we are waiving the $65 charge for each third-party transfer or exchange; this waiver may be discontinued at any time, with or without notice. Absent this waiver, we deduct a charge for direct rollovers or direct transfers of amounts from your contract to a third party, such as in the case of a trustee-to-trustee transfer for an IRA contract, or if you request that your contract be exchanged for a contract issued by another insurance company. We reserve the right to increase this charge to a maximum of $125. Please see Appendix V later in this Prospectus for variations in your state.


GUARANTEED BENEFIT CHARGES


RETURN OF PRINCIPAL DEATH BENEFIT. There is no additional charge for this death benefit, but it must be elected with the Guaranteed minimum income benefit, which does charge a fee. The Return of Principal death benefit, like all of the guaranteed minimum death benefits, only applies to amounts you allocate to the Protected Benefit account variable investment options and not with the contract as a whole.


HIGHEST ANNIVERSARY VALUE DEATH BENEFIT. If you elect the Highest Anniversary Value death benefit, we deduct a charge annually from your Protected Benefit account variable investment options (including the AXA Ultra Conservative Strategy investment option) on each contract date anniversary for which it is in effect. The charge is equal to 0.35% of the Highest Anniversary Value benefit base. If you elect this benefit, but do not fund it until after your contract date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.

RMD WEALTH GUARD DEATH BENEFIT. If you elect the RMD Wealth Guard death benefit, we will deduct a charge annually from your Protected Benefit account variable investment options on each contract date anniversary for which it is in effect. The current charge is equal to 0.90% of the RMD Wealth Guard death benefit base in effect each contract date anniversary. If you have this benefit, but do not fund it until after your contract date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit. We reserve the right to increase the charge for this benefit up to a maximum of 1.80%. See, "Fee changes for the Guaranteed minimum income benefit, "Greater of" death benefit and RMD Wealth Guard death benefit" below for more information.

"GREATER OF" DEATH BENEFIT. If you elect this death benefit, we deduct a charge annually from your Protected Benefit account variable investment options (including the AXA Ultra Conservative Strategy investment option) on each contract date anniversary for which it is in effect. The current charge is equal to 1.15% of the "Greater of" death benefit base. If you elect this benefit, but do not fund it until after your contract date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.

We reserve the right to increase the charge for this benefit up to a maximum of 2.30%. See "Fee changes for the Guaranteed minimum income benefit and "Greater of" death benefit" below for more information.

GUARANTEED MINIMUM INCOME BENEFIT CHARGE. If you have the GMIB, we deduct a charge annually from your Protected Benefit account variable investment options (including the AXA Ultra Conservative Strategy investment option) on each contract date anniversary until such time that your Lifetime GMIB payments begin or you elect another annuity payout option, whichever occurs first. The current charge is equal to 1.15% of the GMIB benefit base in effect on each contract date anniversary. If you have this benefit, but do not fund it until after your contract date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.

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                             CHARGES AND EXPENSES

We reserve the right to increase the charge for this benefit up to a maximum of 2.30%. See "Fee changes for the Guaranteed minimum income benefit and "Greater of" death benefit" below for more information.

                              -------------------

For the Highest Anniversary Value death benefit, "Greater of" death benefit, GMIB and RMD Wealth Guard death benefit, we will deduct each charge from your Protected Benefit account variable investment options (including, if applicable, the AXA Ultra Conservative Strategy investment option) on a pro rata basis. If those amounts are insufficient to pay the charge and you have no amounts in the Special DCA program designated for the Protected Benefit account variable investment options, your benefit will terminate without value and you will lose any applicable Guaranteed benefits except as noted under "Effect of your account values falling to zero" in "Determining your contract's value" earlier in this Prospectus. Your contract will also terminate if you do not have any Investment account value.

For the Highest Anniversary Value death benefit, the "Greater of" death benefit, the GMIB and RMD Wealth Guard death benefit, if any of the events listed below occur on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year. The pro rata portion of the charge will be based on the fee that is in effect at the time the charge is assessed.

..   A death benefit is paid;

..   you surrender the contract to receive its cash value;

..   you annuitize your Protected Benefit account value;

..   you transfer 100% of your Protected Benefit account value to the Investment account (following the dropping of your Guaranteed benefits); or

..   you withdraw 100% of your Protected Benefit account value (following the dropping of your Guaranteed benefits).

FEE CHANGES FOR THE GUARANTEED MINIMUM INCOME BENEFIT, "GREATER OF" DEATH BENEFIT AND RMD WEALTH GUARD DEATH BENEFIT

We may increase or decrease the charge for the Guaranteed minimum income benefit, "Greater of" death benefit and RMD Wealth Guard death benefit. You will be notified of a change in the charge at least 30 days in advance. The charge for each benefit may only change once in a 12 month period and will never exceed the maximum shown in the fee table. If you are within your first two contract years at the time we notify you of a revised charge, the revised charge will be effective the first day of the third contract year or at least 30 days following the notification date and will be assessed beginning on your third contract date anniversary. If you have reached your second contract date anniversary at the time we notify you of a revised charge, the revised charge will be effective 30 days after the notification date and will be assessed as of your next contract date anniversary that is at least 30 days after the fee change notification date and on all contract date anniversaries thereafter. A pro rated charge assessed during any contract year will be based on the charge in effect at that time. See "Guaranteed benefit charges" above for more information. You may not opt out of a fee change but you may drop the benefit if you notify us in writing within 30 days after a fee change is declared. See "Dropping or changing your Guaranteed benefits" in "Contract features and benefits," as well as Appendix I for more information.

EXERCISE OF THE GMIB IN THE EVENT OF A GMIB FEE INCREASE. In the event we increase the charge for the GMIB, you may exercise the GMIB subject to the following rules. If you are within your first two contract years at the time we notify you of a GMIB fee increase, you may elect to exercise the GMIB during the 30 day period beginning on your second contract date anniversary. If you have reached your second contract date anniversary at the time we notify you of a GMIB fee increase, you may elect to exercise the GMIB during the 30 day period beginning on the date of the fee increase notification. NOTE THAT IF YOU ARE WITHIN YOUR FIRST TWO CONTRACT YEARS AT THE TIME WE NOTIFY YOU OF A GMIB FEE INCREASE, YOUR OPPORTUNITY TO DROP THE BENEFIT IS THE 30 DAY PERIOD FOLLOWING NOTIFICATION, NOT THE 30 DAY PERIOD FOLLOWING YOUR SECOND CONTRACT DATE ANNIVERSARY. We must receive your election to exercise the GMIB within the applicable 30 day GMIB exercise period. Any applicable GMIB exercise waiting period will be waived. Upon expiration of the 30 day exercise period, any contractual waiting period will resume. If your GMIB exercise waiting period has already elapsed when a fee increase is announced, you may exercise your GMIB during either (i) the 30 day GMIB exercise period provided by your contract or (ii) the 30 day exercise period provided by the fee increase. It is possible that these periods may overlap. For more information on your contract's GMIB exercise period and exercise rules, see "Exercise of GMIB" in "Contract features and benefits". This feature may not be available in all states. In addition, this feature may vary in your state. For a state-by-state description of all material variations of this contract, see Appendix V later in this Prospectus.

For single owner contracts, the payout can be either based on a single life (the owner's life) or joint lives. For IRA contracts, the joint life must be the spouse of the owner. For jointly owned contracts, payments can be based on a single life (based on the life of the older owner) or joint lives. For non-natural owners, payments are available on the same basis (based on the annuitant or joint annuitant's life). Your Lifetime GMIB payments are calculated by applying your GMIB benefit base (as of the date we receive your election in good order) to guaranteed annuity purchase factors. See "Exercise of Guaranteed minimum income benefit" under "Contract features and benefits" for additional information regarding GMIB exercise.

CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity pay-out option. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 3.5%.

CHARGES THAT THE TRUSTS DEDUCT

The Trusts deduct charges for the following types of fees and expenses:

..   Management fees.

..   12b-1 fees.

..   Operating expenses, such as trustees' fees, independent public accounting firms' fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

..   Investment-related expenses, such as brokerage commissions.

                             CHARGES AND EXPENSES

These charges are reflected in the daily share price of each Portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options (including the AXA Ultra Conservative Strategy investment option) and are reflected in their unit values. Certain Portfolios available under the contract in turn invest in shares of other Portfolios of the Trusts and/or shares of unaffiliated Portfolios (collectively, the "underlying Portfolios"). The underlying Portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Trusts.

GROUP OR SPONSORED ARRANGEMENTS

For certain group or sponsored arrangements, we may reduce the daily contract charge, or change the minimum initial contribution requirements. We also may change the Guaranteed benefits, or offer variable investment options that invest in shares of the Trusts that are not subject to the 12b-1 fee. We may also change the crediting percentage that applies to contributions. Group arrangements include those in which a trustee or an employer, for example, purchases contracts covering a group of individuals on a group basis. Group arrangements are not available for traditional IRA and Roth IRA contracts. Sponsored arrangements include those in which an employer allows us to sell contracts to its employees or retirees on an individual basis.

Our costs for sales, administration and operations generally vary with the size and stability of the group or sponsoring organization, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, such as requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy contracts or that have been in existence less than six months will not qualify for reduced charges.

We will make these and any similar reductions according to our rules in effect when we approve a contract for issue. We may change these rules from time to time. Any variation will reflect differences in costs or services and will not be unfairly discriminatory.

Group or sponsored arrangements may be governed by federal income tax rules, the Employee Retirement Income Security Act of 1974 ("ERISA") or both. We make no representations with regard to the impact of these and other applicable laws on such programs. We recommend that employers, trustees, and others purchasing or making contracts available for purchase under such programs seek the advice of their own legal and benefits advisers.

OTHER DISTRIBUTION ARRANGEMENTS

We may reduce or eliminate charges when sales are made in a manner that results in savings of sales and administrative expenses, such as sales through persons who are compensated by clients for recommending investments and who receive no commission or reduced commissions in connection with the sale of the contracts. We will not permit a reduction or elimination of charges where it would be unfairly discriminatory.

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                             CHARGES AND EXPENSES

6. Payment of death benefit

--------------------------------------------------------------------------------

YOUR BENEFICIARY AND PAYMENT OF BENEFIT

You designate your beneficiary when you apply for your contract. You may change your beneficiary at any time while you are alive and the contract is in force. The change will be effective as of the date the written request is executed, whether or not you are living on the date the change is received in our processing office. We are not responsible for any beneficiary change request that we do not receive. We will send you a written confirmation when we receive your request.

Under jointly owned contracts, the surviving owner is considered the beneficiary, and will take the place of any other beneficiary. Under a contract with a non-natural owner that has joint annuitants who continue to be spouses at the time of death, the surviving annuitant is considered the beneficiary, and will take the place of any other beneficiary. In a QP contract, the beneficiary must be the plan trust. Where an NQ contract is owned for the benefit of a minor pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act, the beneficiary must be the estate of the minor. Where an IRA contract is owned in a custodial individual retirement account, the custodian must be the beneficiary.

The death benefit in connection with your Investment account is equal to your Investment account value as of the date we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require.

The death benefit in connection with any amount in your Protected Benefit account is equal to your Protected Benefit account value or, if greater, the applicable Guaranteed minimum death benefit. We determine the amount of the death benefit (other than the applicable Guaranteed minimum death benefit), as of the date we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require. However, this is not the case if the beneficiary of your contract is your spouse and he or she decides to roll over the death benefit to another contract issued by us. See "Effect of the owner's death" below. The amount of the applicable Guaranteed minimum death benefit will be such Guaranteed minimum death benefit as of the date of the owner's (or older joint owner's, if applicable) death adjusted for any subsequent withdrawals. Payment of the death benefit terminates the contract.

--------------------------------------------------------------------------------
WHEN WE USE THE TERMS "OWNER" AND "JOINT OWNER", WE INTEND THESE TO BE REFERENCES TO ANNUITANT AND JOINT ANNUITANT, RESPECTIVELY, IF THE CONTRACT HAS
A NON-NATURAL OWNER. IF THE CONTRACT IS JOINTLY OWNED OR IS ISSUED TO A NON-NATURAL OWNER, THE DEATH BENEFIT IS PAYABLE UPON THE DEATH OF THE OLDER JOINT OWNER OR OLDER JOINT ANNUITANT, AS APPLICABLE.
--------------------------------------------------------------------------------

Subject to applicable laws and regulations, you may impose restrictions on the timing and manner of the payment of the death benefit to your beneficiary. For example, your beneficiary designation may specify the form of death benefit payout (such as a life annuity), provided the payout you elect is one that we offer both at the time of designation and when the death benefit is payable. In general, the beneficiary will have no right to change the election. However, you should be aware that (i) in accordance with current federal income tax rules, we apply a predetermined death benefit annuity payout election only if payment of the death benefit amount begins within one year following the date of death, which payment may not occur if the beneficiary has failed to provide all required information before the end of that period, (ii) we will not apply the predetermined death benefit payout election if doing so would violate any federal income tax rules or any other applicable law, and (iii) a beneficiary or a successor owner who continues the contract under one of the continuation options described below will have the right to change your annuity payout election.

In general, if the annuitant dies, the owner (or older joint owner, if applicable) will become the annuitant, and the death benefit is not payable. If the contract had joint annuitants, it will become a single annuitant contract.

EFFECT OF THE OWNER'S DEATH

In general, if the owner dies while the contract is in force, the contract terminates and the applicable death benefit is paid. If the contract is jointly owned, the death benefit is payable upon the death of the older owner. If the contract has a non-natural owner, the death benefit is payable upon the death of the annuitant.

There are various circumstances, however, in which the contract can be continued by a successor owner or under a Beneficiary continuation option ("BCO"). For contracts with spouses who are joint owners, the surviving spouse will automatically be able to continue the contract under the "Spousal continuation" feature or under our Beneficiary continuation option, as discussed below. For contracts with non-spousal joint owners, the joint owner will be able to continue the contract as a successor owner subject to the limitations discussed below under "Non-spousal joint owner contract continuation."

If you are the sole owner, your surviving spouse may have the option to:

..   take the death benefit proceeds in a lump sum;

..   continue the contract as a successor owner under "Spousal continuation" (if your spouse is the sole primary beneficiary) or under our Beneficiary continuation option, as discussed below; or

..   roll the death benefit proceeds over into another contract.

If your surviving spouse rolls over the death benefit proceeds into a contract issued by us, the amount of the death benefit will be calculated as of the date we receive all requirements necessary to issue your spouse's new contract. Any death proceeds will remain invested in this contract until your spouse's new contract is issued. The amount of the death benefit will be calculated to equal the greater of the account value (as of the date your spouse's new contract is issued) and the applicable Guaranteed minimum death benefit (as of

                           PAYMENT OF DEATH BENEFIT
the date of your death). This means that the death benefit proceeds could vary up or down, based on investment performance, until your spouse's new contract is issued.

If the surviving joint owner is not the surviving spouse, or, for single owner contracts, if the beneficiary is not the surviving spouse, federal income tax rules generally require payments of amounts under the contract to be made within five years of an owner's death (the "5-year rule"). In certain cases, an individual beneficiary or non-spousal surviving joint owner may opt to receive payments over his/her life (or over a period not in excess of his/her life expectancy) if payments commence within one year of the owner's death. Any such election must be made in accordance with our rules at the time of death. If the beneficiary of a contract with one owner or a younger non-spousal joint owner continues the contract under the 5-year rule, in general, all Guaranteed benefits and their charges will end. For more information on non-spousal joint owner contract continuation, see the section immediately below.

NON-SPOUSAL JOINT OWNER CONTRACT CONTINUATION

Upon the death of either owner, the surviving joint owner becomes the sole owner.

Any death benefit (if the older owner dies first) or cash value (if the younger owner dies first) must be fully paid to the surviving joint owner within five years. The surviving owner may instead elect to receive a life annuity, provided payments begin within one year of the deceased owner's death. If the life annuity is elected, the contract and all benefits terminate.

If the older owner dies first, we will increase the account value to equal the Guaranteed minimum death benefit, if higher. The surviving owner can elect to
(1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years and any GMIB and charge will be terminated; or
(4) continue the contract under the Beneficiary continuation option.

If the contract continues, any Guaranteed minimum death benefit and associated charge will be discontinued. No subsequent contributions will be permitted.

If the younger owner dies first, the surviving owner can elect to (1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years; or (4) continue the contract under the Beneficiary continuation option. If the contract continues under the "5-year rule", the death benefit is not payable and the Guaranteed minimum death benefit, if applicable, will continue without change. In general, the GMIB and charge will be discontinued. No subsequent contributions will be permitted.

SPOUSAL CONTINUATION

If you are the contract owner and your spouse is the sole primary beneficiary or you jointly own the contract with your younger spouse, your spouse may elect to continue the contract as successor owner upon your death. Spousal beneficiaries (who are not also joint owners) must be 85 or younger as of the date of the deceased spouse's death in order to continue the contract under Spousal continuation. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules.

Upon your death, the younger spouse joint owner (for NQ contracts only) or the spouse beneficiary (under a Single owner contract), may elect to receive the death benefit, continue the contract under our Beneficiary continuation option (as discussed below in this section) or continue the contract, as follows:

..   The applicable Guaranteed minimum death benefit option may continue as follows:

   -- If the surviving spouse is age 65 or younger on the date of your death for contracts with the "Greater of" death benefit or the RMD Wealth Guard death benefit, age 80 or younger for contracts with the Highest Anniversary Value death benefit and you were age 84 or younger at death, the Guaranteed minimum death benefit continues and will continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85, or in the case of the RMD Wealth Guard death benefit, until the contract date anniversary following the earlier of (i) the first RMD withdrawal from the Protected Benefit account and (ii) the date the surviving spouse reaches age 85.

   -- If the surviving spouse is age 65 or younger on the date of your death for contracts with the "Greater of" death benefit or the RMD Wealth Guard death benefit, age 80 or younger for contracts with the Highest Anniversary Value death benefit and you were age 85 or older at death, we will reinstate the Guaranteed minimum death benefit under the contract. The benefit base (which had previously been frozen at age 85) will now continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85, or in the case of the RMD Wealth Guard death benefit, until the contract date anniversary following the earlier of (i) the first RMD withdrawal from the Protected Benefit account and (ii) the date the surviving spouse reaches age 85.

   -- If the surviving spouse is age 66 or over on the date of your death for the "Greater of" death benefit or the RMD Wealth Guard death benefit or age 81 or older for the Highest Anniversary Value death benefit, any applicable Guaranteed minimum death benefit will be frozen (subject to adjustment for subsequent contributions and withdrawals) and the charge will be discontinued.

   -- If the "Greater of" death benefit continues, the Roll-up to age 85 benefit base reset, and any Deferral Roll-up amount or Annual Roll-up amount, as applicable, will be based on the surviving spouse's age.

The GMIB may continue if the benefit had not already terminated and the benefit will be based on the surviving spouse's age at the date of the deceased spouse's death. See "Exercise rules" under ''Guaranteed minimum income benefit (''GMIB'')'' in ''Contract features and benefits'' earlier in this Prospectus.

The RMD Wealth Guard death benefit will terminate if the surviving spouse is not eligible to make contributions or transfers into the Protected Benefit account and the Protected Benefit account has no value.

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Where an NQ contract is owned by a Living Trust, as defined in the contract, and at the time of the annuitant's death the annuitant's spouse is the sole beneficiary of the Living Trust, the Trustee, as owner of the contract, may request that the spouse be substituted as annuitant as of the date of the annuitant's death. No further change of annuitant will be permitted.

Where an IRA contract is owned in a custodial individual retirement account, and your spouse is the sole beneficiary of the account, the custodian may request that the spouse be substituted as annuitant after your death.

For jointly owned NQ contracts, if the younger spouse dies first no death benefit is paid, and the contract continues as follows:

..   The Guaranteed benefits continue to be based on the older spouse's age for the life of the contract.

..   If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

If you divorce, Spousal continuation does not apply.


The determination of spousal status is made under applicable state law. In June 2013, the U.S. Supreme Court ruled that the portion of the federal Defense of Marriage Act that precluded same-sex marriages from being recognized for purposes of federal law was unconstitutional. The IRS adopted a rule recognizing the marriage of same-sex individuals validly entered into in a jurisdiction that authorizes same-sex marriages, even if the individuals are domiciled in a jurisdiction that does not recognize the marriage. The IRS also ruled that the term "spouse" does not include an individual who has entered into a registered domestic partnership, civil union, or other similar relationship that is not denominated as a "marriage" under the laws of that jurisdiction. Absent further guidance, we intend to continue administering the contract consistent with these IRS rulings. Therefore, exercise of any spousal continuation right under a contract by an individual who does not meet the definition of "spouse" under federal law may have adverse tax consequences. If you are married to a same-sex spouse, you have all of the rights and privileges under the contract as someone married to an opposite sex spouse. You should be aware that the U.S. Supreme Court has agreed to hear another case addressing same-sex marriage. It is not clear whether the outcome of this case will affect our procedures. Consult with a tax adviser for more information on this subject.


BENEFICIARY CONTINUATION OPTION

This feature permits a designated individual, on the contract owner's death, to maintain a contract with the deceased contract owner's name on it and receive distributions under the contract, instead of receiving the death benefit in a single sum. We make this option available to beneficiaries under traditional IRA, Roth IRA and NQ contracts, subject to state availability. Please speak with your financial professional for further information. For a state-by-state description of all material variations of this contract, including information on the availability of the Beneficiary continuation option in your state, see Appendix V later in this Prospectus.

Where an IRA contract is owned in a custodial individual retirement account, the custodian may reinvest the death benefit in an individual retirement annuity contract, using the account beneficiary as the annuitant. Please speak with your financial professional for further information.

BENEFICIARY CONTINUATION OPTION FOR TRADITIONAL IRA AND ROTH IRA CONTRACTS ONLY. The Beneficiary continuation option must be elected by September 30th of the year following the calendar year of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option. If the election is made, then, as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the Beneficiary continuation option feature, we will increase the Protected Benefit account value to equal the applicable death benefit if such death benefit is greater than such account value, adjusted for any subsequent withdrawals.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy (determined in the calendar year after your death and determined on a term certain basis). These payments must begin no later than December 31st of the calendar year after the year of your death. For sole spousal beneficiaries, payments may begin by December 31st of the calendar year in which you would have reached age 70 1/2, if such time is later. For traditional IRA contracts only, if you die before your Required Beginning Date for Required Minimum Distributions, as discussed later in this Prospectus in "Tax information" under "Individual retirement arrangements (IRAs)," the beneficiary may choose the "5-year rule" option instead of annual payments over life expectancy. The "5-year rule" is always available to beneficiaries under Roth IRA contracts. If the beneficiary chooses this option, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by December 31st of the calendar year which contains the fifth anniversary of your death.

Under the Beneficiary continuation option for IRA and Roth IRA contracts:

..   The contract continues with your name on it for the benefit of your beneficiary.

..   The beneficiary replaces the deceased owner as annuitant.

..   This feature is only available if the beneficiary is an individual. Certain trusts with only individual beneficiaries will be treated as individuals for this purpose.

..   If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the beneficiary's own life expectancy, if payments over life expectancy are chosen.

..   The minimum amount that is required in order to elect the Beneficiary continuation option is $5,000 for each beneficiary.

..   The beneficiary may make transfers among the Investment account variable investment options and the guaranteed interest option (subject to our rules) but no subsequent contributions will be permitted.

..   The Protected Benefit account variable investment options will no longer be available and no value can be allocated to those investment options.

..   If any Guaranteed benefits are in effect under the contract, they will no longer be in effect and charges for such benefits will stop.

..   The beneficiary may choose at any time to withdraw all or a portion of the
    Total account value.

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..   Any partial withdrawal must be at least $300.

..   Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract.

..   Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking required minimum distributions based on the remaining life expectancy of the deceased beneficiary or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

BENEFICIARY CONTINUATION OPTION FOR NQ CONTRACTS ONLY. This feature, also known as Inherited annuity, may only be elected when the NQ contract owner dies before the annuity maturity date, whether or not the owner and the annuitant are the same person. For purposes of this discussion, "beneficiary" refers to the successor owner. This feature must be elected within 9 months following the date of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy, determined on a term certain basis and in the year payments start. These payments must begin no later than one year after the date of your death and are referred to as "scheduled payments." The beneficiary may choose the "5-year rule" instead of scheduled payments over life expectancy. If the beneficiary chooses the 5-year rule, there will be no scheduled payments. Under the 5-year rule, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by the fifth anniversary of your death.

Under the Beneficiary continuation option for NQ contracts:

..   This feature is only available if the beneficiary is an individual. It is not available for any entity such as a trust, even if all of the beneficiaries of the trust are individuals.

..   The beneficiary automatically replaces the existing annuitant.

..   The contract continues with your name on it for the benefit of your beneficiary.

..   If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the respective beneficiary's own life expectancy, if scheduled payments are chosen.

..   The minimum amount that is required in order to elect the Beneficiary continuation option is $5,000 for each beneficiary.

..   The beneficiary may make transfers among the Investment account variable investment options but no subsequent contributions will be permitted.

..   The Protected Benefit account variable investment options will no longer be available and no value can be allocated to those investment options.

..   If any Guaranteed benefits are in effect under the contract, they will no longer be in effect and charges for such benefits will stop.

..   If the beneficiary chooses the "5-year rule," withdrawals may be made at any time. If the beneficiary instead chooses scheduled payments, the beneficiary may also take withdrawals, in addition to scheduled payments, at any time.

..   Any partial withdrawals must be at least $300.

..   Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract on the beneficiary's death.

..   Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking scheduled payments based on the remaining life expectancy of the deceased beneficiary (if scheduled payments were chosen) or to receive any remaining interest in the contract in a lump sum. We will pay any remaining interest in the contract in a lump sum if your beneficiary elects the 5-year rule. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

IF THE DECEASED IS THE OWNER OR THE OLDER JOINT OWNER:

..   As of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the Beneficiary continuation option feature, we will increase the Protected Benefit account value to equal the applicable death benefit if such death benefit is greater than such Protected Benefit account value adjusted for any subsequent withdrawals.

IF THE DECEASED IS THE YOUNGER NON-SPOUSAL JOINT OWNER:

..   The account value will not be reset to the death benefit amount.

                              -------------------

A surviving spouse should speak to his or her tax professional about whether Spousal continuation or the Beneficiary continuation option is appropriate for him or her. Factors to consider include, but are not limited to, the surviving spouse's age, need for immediate income and a desire to continue any Guaranteed benefits under the contract.

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7. Tax information

--------------------------------------------------------------------------------

OVERVIEW

In this part of the Prospectus, we discuss the current federal income tax rules that generally apply to Retirement Cornerstone(R) Series E contracts owned by United States individual taxpayers. The tax rules can differ, depending on the type of contract, whether NQ, traditional IRA, Roth IRA or QP. Therefore, we discuss the tax aspects of each type of contract separately.

Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and IRS interpretations of the Internal Revenue Code. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider proposals in the future to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted.

We cannot provide detailed information on all tax aspects of the contracts. Moreover, the tax aspects that apply to a particular person's contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. We also do not discuss the Employee Retirement Income Security Act of 1974 ("ERISA"). Transfers of the contract, rights or values under the contract, or payments under the contract, for example, amounts due to beneficiaries, may be subject to federal or state gift, estate, or inheritance taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.

FATCA


Even though this section in the Prospectus discusses consequences to United States individuals you should be aware that the Foreign Account Tax Compliance Act ("FATCA") which applies beginning in 2014 to certain U.S.-source payments may require AXA Equitable and its affiliates to obtain specified documentation of an entity's status before payment is made in order to avoid punitive 30% FATCA withholding. The FATCA rules are initially directed at foreign entities, and may presume that various U.S. entities are "foreign" unless the U.S. entity has documented its U.S. status by providing Form W-9. Also, in future years FATCA and related rules may require us to document the status of certain contractholders, as well as report contract values and other information for such contractholders. For this reason AXA Equitable and its affiliates intend to require appropriate status documentation at purchase, change of ownership, and affected payment transactions including death benefit payments. FATCA and its related guidance is extraordinarily complex and its effect varies considerably by type of payor, type of payee and type of recipient.


CONTRACTS THAT FUND A RETIREMENT ARRANGEMENT

Generally, there are two types of funding vehicles that are available for Individual Retirement Arrangements ("IRAs"): an individual retirement annuity contract such as the ones offered in this Prospectus, or a custodial or trusteed individual retirement account. Annuity contracts can also be purchased in connection with retirement plans qualified under Section 401(a) of the Code ("QP contracts"). How these arrangements work, including special rules applicable to each, are noted in the specific sections for each type of arrangement, below. You should be aware that the funding vehicle for a tax-qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity's features and benefits compared with the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you elect.

Certain provisions of the Treasury Regulations on required minimum distributions concerning the actuarial present value of additional contract benefits could increase the amount required to be distributed from annuity contracts funding qualified plans and IRAs. For this purpose additional annuity contract benefits may include, but are not limited to the various Guaranteed benefits. You should consider the potential implication of these Regulations before you purchase this annuity contract or purchase additional features under this annuity contract. See also Appendix II at the end of this Prospectus for a discussion of QP contracts.

TRANSFERS AMONG INVESTMENT OPTIONS

If permitted under the terms of the contract, you can make transfers among investment options inside the contract without triggering taxable income.

TAXATION OF NONQUALIFIED ANNUITIES

CONTRIBUTIONS

You may not deduct the amount of your contributions to a nonqualified annuity contract. Only section 1035 exchanges are permitted to fund a Retirement Cornerstone Series E NQ contract. See "Exchange Program" in "Retirement Cornerstone(R) Series E at a glance -- key features" earlier in this Prospectus.

CONTRACT EARNINGS

Generally, you are not taxed on contract earnings until you receive a distribution from your contract, whether as a withdrawal or as an annuity payment. However, earnings are taxable, even without a distribution:

..   if a contract fails investment diversification requirements as specified in federal income tax rules (these rules are based on or are similar to those specified for mutual funds under the securities laws);

..   if you transfer a contract, for example, as a gift to someone other than your spouse (or former spouse);

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..   if you use a contract as security for a loan (in this case, the amount pledged will be treated as a distribution); and

..   if the owner is other than an individual (such as a corporation, partnership, trust, or other non-natural person). This provision does not apply to a trust which is a mere agent or nominee for an individual, such as a grantor trust.

Federal tax law requires that all nonqualified deferred annuity contracts that AXA Equitable and its affiliates issue to you during the same calendar year be linked together and treated as one contract for calculating the taxable amount of any distribution from any of those contracts.

ANNUITY PAYMENTS

The following applies to an annuitization of the entire contract. In certain cases, the contract can be partially annuitized. See "Partial Annuitization" below.

Annuitization under a Retirement Cornerstone(R) Series E contract occurs when your interest under the contract is or has been applied to one or more payout options intended to amortize amounts over your life or over a period certain generally limited by the period of your life expectancy. (We do not currently offer a period certain option without life contingencies.) Annuity payouts can also be determined on a joint life basis. After annuitization, no further contributions to the contract may be made, the annuity payout amount must be paid at least annually, and annuity payments cannot be stopped except by death or surrender (if permitted under the terms of the contract).

Once annuity payments begin, a portion of each payment is taxable as ordinary income. You get back the remaining portion without paying taxes on it. This is your unrecovered investment in the contract. Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that were not taxable.

For fixed annuity payments, the tax-free portion of each payment is determined by (1) dividing your investment in the contract by the total amount you are expected to receive out of the contract, and (2) multiplying the result by the amount of the payment. For variable annuity payments, your tax-free portion of each payment is your investment in the contract divided by the number of expected payments. If you have a loss on a variable annuity payout in a taxable year, you may be able to adjust the tax-free amount in subsequent years.

Once you have received the amount of your investment in the contract, all payments after that are fully taxable. If payments under a life annuity stop because the annuitant dies, there is an income tax deduction for any unrecovered investment in the contract.

Your rights to apply amounts under this contract to an annuity payout option are described elsewhere in this Prospectus. If you hold your contract to the maximum maturity age under the contract we require that a choice be made between taking a lump sum settlement of any remaining account value or applying any such account value to an annuity payout option we may offer at the time under the contract. If no affirmative choice is made, we will apply any remaining account value or interest in the contract to the default option under the contract at such age. While there is no specific federal tax guidance as to whether or when an annuity contract is required to mature, or as to the form of the payments to be made upon maturity, we believe that this contract constitutes an annuity contract under current federal tax rules.

ANNUITY PAYMENTS UNDER THE NO LAPSE GUARANTEE IF YOU HAVE THE GMIB

If the value of the Protected Benefit account falls to zero before the maturity date and the no lapse guarantee is still in effect, we will issue a supplementary contract as described earlier in this Prospectus in "Guaranteed minimum income benefit" under "Contract features and benefits". The payments under the no lapse guarantee will be treated as annuity payments. If you have no value remaining in the Investment account, the entire contract will be annuitized. If you have value remaining in the Investment account, the contract will be treated as partially annuitized as described below. Since the value of the Protected Benefit account has fallen to zero, all of the account value under the contract is allocated to the Investment account, and all of the basis or investment in the contract will remain with the Investment account. Since no investment in the contract is allocated to the stream of payments under the no lapse guarantee, all amounts will be fully taxable over your life.

PARTIAL ANNUITIZATION

The consequences described above for annuitization of the entire contract apply to the portion of the contract which is partially annuitized. A nonqualified deferred annuity contract is treated as being partially annuitized if a portion of the contract is applied to an annuity payout option on a life-contingent basis or for a period certain of at least 10 years. We do not currently offer a period certain option without life contingencies. In order to get annuity payment tax treatment for the portion of the contract applied to the annuity payout, payments must be made at least annually in substantially equal amounts, the payments must be designed to amortize the amount applied over life or the period certain, and the payments cannot be stopped, except by death or surrender (if permitted under the terms of the contract). The investment in the contract is split between the partially annuitized portion and the deferred amount remaining based on the relative values of the amount applied to the annuity payout and the deferred amount remaining at the time of the partial annuitization. Also, the partial annuitization has its own annuity starting date.

WITHDRAWALS MADE BEFORE ANNUITY PAYMENTS BEGIN

If you make withdrawals before annuity payments begin under your contract, they are taxable to you as ordinary income if there are earnings in the contract. Generally, earnings are your Total account value less your total investment in the contract. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a reduction of your investment in the contract and is not taxable.

Collateral assignments are taxable to the extent of any earnings in the contract at the time any portion of the contract's value is assigned as collateral. Therefore, if you assign your contract as collateral for a loan with a third party after the contract is issued, you may have taxable income even though you receive no payments under the contract. AXA Equitable will report any income attributable to a collateral assignment on Form 1099-R. Also, if AXA Equitable makes payments or distributions to the assignee pursuant to directions under the collateral assignment agreement, any gains in such payments may be taxable to you and reportable on Form 1099-R even though you do not receive them.

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TAXATION OF ANNUAL WITHDRAWALS PRIOR TO THE BEGINNING OF LIFETIME GMIB PAYMENTS

We treat any withdrawals under the contract as non-annuity payments for income tax purposes. (This includes Annual withdrawal amounts received before the entire contract is annutized as described above under "Annuity Payments.")

1035 EXCHANGES

You may purchase a nonqualified deferred annuity contract through an exchange of another contract. Normally, exchanges of contracts are taxable events. The exchange will not be taxable under Section 1035 of the Internal Revenue Code if:

..   the contract that is the source of the funds you are using to purchase the nonqualified deferred annuity contract is another nonqualified deferred annuity contract or life insurance or endowment contract.

..   the owner and the annuitant are the same under the source contract and the contract issued in exchange. If you are using a life insurance or endowment contract the owner and the insured must be the same on both sides of the exchange transaction.

In some cases you may make a tax-deferred 1035 exchange from a nonqualified deferred annuity contract to a "qualified long-term care contract" meeting all specified requirements under the Code or an annuity contract with a "qualified long-term care contract" feature (sometimes referred to as a "combination annuity" contract).

The tax basis, also referred to as your investment in the contract, of the source contract carries over to the contract issued in exchange.

An owner may direct the proceeds of a partial withdrawal from one nonqualified deferred annuity contract to purchase or contribute to another nonqualified deferred annuity contract on a tax-deferred basis. If requirements are met, the owner may also directly transfer amounts from a nonqualified deferred annuity contract to a "qualified long-term care contract" or "combination annuity" in such a partial 1035 exchange transaction. Special forms, agreement between the carriers, and provision of cost basis information may be required to process this type of an exchange.


If you are purchasing your contract through a Section 1035 exchange, you should be aware that AXA Equitable cannot guarantee that the exchange from the source contract to the contract you are applying for will be treated as a Section 1035 exchange.


Even if the contract owner and the insurance companies agree that a full or partial 1035 exchange is intended, the IRS has the ultimate authority to review the facts and determine that the transaction should be recharacterized as taxable in whole or in part.

Section 1035 exchanges are generally not available after the death of the owner. The destination contract must meet specific post-death payout requirements to prevent avoidance of the death of owner rules. See "Payment of death benefit".

SURRENDERS

If you surrender or cancel the contract, the distribution is taxable as ordinary income (not capital gain) to the extent it exceeds your investment in the contract.

DEATH BENEFIT PAYMENTS MADE TO A BENEFICIARY AFTER YOUR DEATH

For the rules applicable to death benefits, see "Payment of death benefit" earlier in this Prospectus. The tax treatment of a death benefit taken as a single sum is generally the same as the tax treatment of a withdrawal from or surrender of your contract. The tax treatment of a death benefit taken as annuity payments is generally the same as the tax treatment of annuity payments under your contract.

Under the Beneficiary continuation option, the tax treatment of a withdrawal after the death of the owner taken as a single sum or taken as withdrawals under the 5-year rule is generally the same as the tax treatment of a withdrawal from or surrender of your contract.

EARLY DISTRIBUTION PENALTY TAX

If you take distributions before you are age 59 1/2, a penalty tax of 10% of the taxable portion of your distribution applies in addition to the income tax. Some of the available exceptions to the pre-age 59 1/2 penalty tax include distributions made:

..   on or after your death; or

..   because you are disabled (special federal income tax definition); or

..   in the form of substantially equal periodic annuity payments at least annually over your life (or life expectancy), or the joint lives of you and your beneficiary (or joint life expectancies) using an IRS-approved distribution method. We do not anticipate that GMIB Annual withdrawal amount payments made before age 59 1/2 will qualify for this exception.

Please note that it is your responsibility to claim the penalty exception on your own income tax return and to document eligibility for the exception to the IRS.

ADDITIONAL TAX ON NET INVESTMENT INCOME

Taxpayers who have modified adjusted gross income ("MAGI") over a specified amount and who also have specified net investment income in any year may have to pay an additional surtax of 3.8%. (This tax has been informally referred to as the "Net Investment Income Tax" or "NIIT"). For this purpose net investment income includes distributions from and payments under nonqualified annuity contracts. The threshold amount of MAGI varies by filing status: $200,000 for single filers; $250,000 for married taxpayers filing jointly, and $125,000 for married taxpayers filing separately. The tax applies to the lesser of a) the amount of MAGI over the applicable threshold amount or b) the net investment income. You should discuss with your tax adviser the potential effect of this tax.

INVESTOR CONTROL ISSUES

Under certain circumstances, the IRS has stated that you could be treated as the owner (for tax purposes) of the assets of Separate Account No. 70. If you were treated as the owner, you would be taxable on income and gains attributable to the shares of the underlying Portfolios.

The circumstances that would lead to this tax treatment would be that, in the opinion of the IRS, you could control the underlying investment of Separate Account No. 70. The IRS has said that the owners of variable annuities will not be treated as owning the separate account assets provided the underlying Portfolios are restricted to variable life and annuity assets. The variable annuity owners must have the right only to

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choose among the Portfolios, and must have no right to direct the particular investment decisions within the Portfolios.

Although we believe that, under current IRS guidance, you would not be treated as the owner of the assets of Separate Account No. 70, there are some issues that remain unclear. For example, the IRS has not issued any guidance as to whether having a larger number of Portfolios available could cause you to be treated as the owner. We do not know whether the IRS will ever provide such guidance or whether such guidance, if unfavorable, would apply retroactively to your contract. Furthermore, the IRS could reverse its current guidance at any time. We reserve the right to modify your contract as necessary to prevent you from being treated as the owner of the assets of Separate Account No. 70.

INDIVIDUAL RETIREMENT ARRANGEMENTS (IRAS)

GENERAL

"IRA" stands for individual retirement arrangement. There are two basic types of such arrangements, individual retirement accounts and individual retirement annuities. In an individual retirement account, a trustee or custodian holds the assets funding the account for the benefit of the IRA owner. The assets typically include mutual funds and/or individual stocks and/or securities in a custodial account, and bank certificates of deposit in a trusteed account. In an individual retirement annuity, an insurance company issues an annuity contract that serves as the IRA.

There are two basic types of IRAs, as follows:

..   Traditional IRAs, typically funded on a pre-tax basis; and

..   Roth IRAs, funded on an after-tax basis.

Regardless of the type of IRA, your ownership interest in the IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the IRA's benefits or payments. All types of IRAs qualify for tax deferral regardless of the funding vehicle selected.


You can hold your IRA assets in as many different accounts and annuities as you would like, as long as you meet the rules for setting up and making contributions to IRAs. However, if you own multiple IRAs, you may be required to combine IRA values or contributions for tax purposes. For further information about individual retirement arrangements, you can read Internal Revenue Service Publications 590-A ("Contributions to Individual Retirement Arrangements (IRAs)") and 590-B ("Distributions from Individual Retirement Arrangements (IRAs)"). These publications are usually updated annually, and can be obtained by contacting the IRS or from the IRS website (www.irs.gov).


AXA Equitable designs its IRA contracts to qualify as individual retirement annuities under Section 408(b) of the Internal Revenue Code. You may purchase the contract as a traditional IRA or Roth IRA. We also offer Inherited IRA contracts for payment of post-death required minimum distributions from traditional IRAs and Roth IRAs, respectively.

This Prospectus contains the information that the IRS requires you to have before you purchase an IRA. The first section covers some of the special tax rules that apply to traditional IRAs. The next section covers Roth IRAs. The disclosure generally assumes direct ownership of the individual retirement annuity contract. For contracts owned in a custodial individual retirement account, the disclosure will apply only if you terminate your account or transfer ownership of the contract to yourself.

We describe the amount and types of charges that may apply to your contributions under "Charges and expenses" earlier in this Prospectus. We describe the method of calculating payments under "Accessing your money" earlier in this Prospectus. We do not guarantee or project growth in any variable income annuitization option payments (as opposed to payments from a fixed income annuitization option).

We have not applied for opinion letters approving the respective forms of the traditional and Roth IRA contracts for use as a traditional and Roth IRA, respectively. This IRS approval is a determination only as to the form of the annuity. It does not represent a determination of the merits of the annuity as an investment.

YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

You can cancel either type of the Retirement Cornerstone(R) Series E IRA contract (traditional IRA or Roth IRA) by following the directions in "Your right to cancel with a certain number of days" under "Contract features and benefits" earlier in this Prospectus. If you cancel a traditional IRA or Roth IRA contract, we may have to withhold tax, and we must report the transaction to the IRS. A contract cancellation could have an unfavorable tax impact.

TRADITIONAL INDIVIDUAL RETIREMENT ANNUITIES (TRADITIONAL IRAS)

CONTRIBUTIONS TO TRADITIONAL IRAS. Individuals may make three different types of contributions to purchase a traditional IRA or as additional contributions to an existing IRA:

..   "regular" contributions out of earned income or compensation; or

..   tax-free "rollover" contributions; or

..   direct custodian-to-custodian transfers from other traditional IRAs
    ("direct transfers").

The Retirement Cornerstone(R) Series E traditional IRA contract may be funded only through a direct rollover or transfer of funds from a contract previously issued by us. Partial rollovers or partial direct transfers from eligible Prior Contracts are not permitted. See "How you can make your contributions" in "Contract features and benefits" earlier in this Prospectus or "Rollover contributions to this Roth IRA contract" later in this section for more information. Contributions to this contract cannot be made through "regular" IRA contributions out of your current compensation or from any source other than eligible prior Contracts described above. See "Exchange Program" in "Retirement Cornerstone(R) Series E at a glance -- key features" earlier in this Prospectus.

ROLLOVER AND DIRECT TRANSFER CONTRIBUTIONS TO TRADITIONAL IRAS

Rollover contributions may be made to a traditional IRA from these "eligible retirement plans":

..   qualified plans;

..   governmental employer 457(b) plans;

..   403(b) plans; and

..   other IRAs, including SEP, SIMPLE and SARSEP IRAs.

Direct transfer contributions may only be made directly from one traditional IRA to another.

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Any amount contributed to a traditional IRA after you reach age 70 1/2 must be net of your required minimum distribution for the year in which the rollover or direct transfer contribution is made.

ROLLOVERS FROM "ELIGIBLE RETIREMENT PLANS" OTHER THAN TRADITIONAL IRAS

Your plan administrator will tell you whether or not your distribution is eligible to be rolled over. Spousal beneficiaries and spousal alternate payees under qualified domestic relations orders may roll over funds on the same basis as the plan participant.

There are two ways to do rollovers:

..   Direct rollover:

  You tell the trustee or custodian of the eligible retirement plan to send the distribution directly to your traditional IRA issuer. Direct rollovers are not subject to mandatory federal income tax withholding. This is the only type of rollover permitted to be made to a Retirement Cornerstone(R) Series E IRA contract.

..   Do it yourself:

  You actually receive a distribution that can be rolled over and you roll it over to a traditional IRA within 60 days after the date you receive the funds. The distribution from your eligible retirement plan will be net of 20% mandatory federal income tax withholding. If you want, you can replace the withheld funds yourself and roll over the full amount. Although in general 60-day rollovers are permitted under the tax law, we will not accept any personal checks and require contributions to be made only through direct transfers from, or rollovers to be made directly from, another eligible contract issued by us.

All distributions from a qualified plan, 403(b) plan or governmental employer 457(b) plan are eligible rollover distributions, unless the distributions are:

..   "required minimum distributions" after age 70 1/2 or retirement from service with the employer; or

..   substantially equal periodic payments made at least annually for your life
    (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or

..   substantially equal periodic payments made for a specified period of 10 years or more; or

..   hardship withdrawals; or

..   corrective distributions that fit specified technical tax rules; or

..   loans that are treated as distributions; or

..   death benefit payments to a beneficiary who is not your surviving spouse; or

..   qualified domestic relations order distributions to a beneficiary who is not your current spouse or former spouse.

You should discuss with your tax adviser whether you should consider rolling over funds from one type of tax qualified retirement plan to another because the funds will generally be subject to the rules of the recipient plan. For example, funds in a governmental employer 457(b) plan are not subject to the additional 10% federal income tax penalty for premature distributions, but they may become subject to this penalty if you roll the funds to a different type of eligible retirement plan such as a traditional IRA, and subsequently take a premature distribution.


Rollovers from an eligible retirement plan to a traditional IRA are not subject to the "one-per-year limit" noted later in this Section.


ROLLOVERS OF AFTER-TAX CONTRIBUTIONS FROM ELIGIBLE RETIREMENT PLANS OTHER THAN TRADITIONAL IRAS

Any non-Roth after-tax contributions you have made to a qualified plan or 403(b) plan (but not a governmental employer 457(b) plan) may be rolled over to a traditional IRA (either in a direct rollover or a rollover you do yourself). When the recipient plan is a traditional IRA, you are responsible for recordkeeping and calculating the taxable amount of any distributions you take from that traditional IRA. See "Taxation of Payments" later in this section under "Withdrawals, payments and transfers of funds out of traditional IRAs." After-tax contributions in a traditional IRA cannot be rolled over from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan.


ROLLOVERS FROM TRADITIONAL IRAS TO TRADITIONAL IRAS


You may roll over amounts from one traditional IRA to one or more of your other traditional IRAs if you complete the transaction within 60 days after you receive the funds. You may make such a rollover only once in every 12-month period for the same funds. We call this the "ONE-PER-YEAR LIMIT." It is the IRA owner's responsibility to determine if this rule is met. Trustee-to-trustee or custodian-to-custodian direct transfers are not rollover transactions. You can make these more frequently than once in every 12-month period.

SPOUSAL ROLLOVERS AND DIVORCE-RELATED DIRECT TRANSFERS

The surviving spouse beneficiary of a deceased individual can roll over funds from, or directly transfer funds from, the deceased spouse's traditional IRA to one or more other traditional IRAs. Also, in some cases, traditional IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

EXCESS CONTRIBUTIONS TO TRADITIONAL IRAS

Excess contributions to IRAs are subject to a 6% excise tax for the year in which made and for each year after until withdrawn. The following are excess contributions to IRAs:

..   regular contributions of more than the maximum regular contribution amount for the applicable taxable year; or

..   regular contributions to a traditional IRA made after you reach age 70 1/2,
    or

..   rollover contributions of amounts which are not eligible to be rolled over, for example, minimum distributions required to be made after age 70 1/2

You can avoid or limit the excise tax by withdrawing an excess contribution (rollover or regular). See IRS Publications 590-A and 590-B for further details.

RECHARACTERIZATIONS

Amounts that have been contributed as traditional IRA funds may subsequently be treated as Roth IRA funds. Special federal income tax rules allow you to change your mind again and have amounts that

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are subsequently treated as Roth IRA funds, once again treated as traditional
IRA funds. You do this by using the forms we prescribe. This is referred to as having "recharacterized" your contribution.

WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF TRADITIONAL IRAS

NO FEDERAL INCOME TAX LAW RESTRICTIONS ON WITHDRAWALS. You can withdraw any or all of your funds from a traditional IRA at any time. You do not need to wait for a special event like retirement.

TAXATION OF PAYMENTS. Amounts distributed from traditional IRAs are not subject to federal income tax until you or your beneficiary receive them. Taxable payments or distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also taxable.

We report all payments from traditional IRA contracts on IRS Form 1099-R. You are responsible for reporting these amounts correctly on your individual income tax return and keeping supporting records. Except as discussed below, the total amount of any distribution from a traditional IRA must be included in your gross income as ordinary income.

If you have ever made nondeductible (after-tax) IRA contributions to any traditional IRA (it does not have to be to this particular traditional IRA contract), those contributions are recovered tax-free when you get distributions from any traditional IRA. It is your responsibility to keep permanent tax records of all of your nondeductible contributions to traditional IRAs so that you can correctly report the taxable amount of any distribution on your own tax return. At the end of any year in which you have received a distribution from any traditional IRA, you calculate the ratio of your total nondeductible traditional IRA contributions (less any amounts previously withdrawn tax-free) to the total account balances of all traditional IRAs you own at the end of the year plus all traditional IRA distributions made during the year. Multiply this by all distributions from the traditional IRA during the year to determine the nontaxable portion of each distribution.

A distribution from a traditional IRA is not taxable if:

..   the amount received is a withdrawal of certain excess contributions, as described in IRS Publications 590-A and 590-B; or

..   the entire amount received is rolled over to another traditional IRA or other eligible retirement plan which agrees to accept the funds. (See "Rollovers from eligible retirement plans other than traditional IRAs" in "Traditional individual retirement annuities (traditional IRAs)" earlier in this section for more information.)

The following are eligible to receive rollovers of distributions from a traditional IRA: a qualified plan, a 403(b) plan or a governmental employer 457(b) plan. After-tax contributions in a traditional IRA cannot be rolled from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan. Before you decide to roll over a distribution from a traditional IRA to another eligible retirement plan, you should check with the administrator of that plan about whether the plan accepts rollovers and, if so, the types it accepts. You should also check with the administrator of the receiving plan about any documents required to be completed before it will accept a rollover.

Distributions from a traditional IRA are not eligible for favorable ten-year averaging and long-term capital gain treatment available under limited circumstances for certain distributions from qualified plans. If you might be eligible for such tax treatment from your qualified plan, you may be able to preserve such tax treatment even though an eligible rollover from a qualified plan is temporarily rolled into a "conduit IRA" before being rolled back into a qualified plan. See your tax adviser.


IRA DISTRIBUTIONS DIRECTLY TRANSFERRED TO CHARITY. Specified distributions from IRAs directly transferred to charitable organizations have been tax-free to IRA owners age 70 1/2 or older in past years. This is a temporary provision and must be extended by Congress to be in effect for a particular year. In past years Congress has sometimes extended this provision retroactively. You can direct AXA Equitable to make a distribution directly to a charitable organization you request whether or not such distribution might be eligible for favorable tax treatment. If favorable tax treatment is important to you, you should check with your own tax advisor to see if this provision is in effect before you request a charitable direct transfer from your IRA.


ANNUITY PAYMENTS UNDER THE RMD WEALTH GUARD REFUND FEATURE

If you have the RMD Wealth Guard death benefit and your Protected Benefit account value falls to zero before you reach age 95 or before your death, we will issue you a supplementary contract with the same owner and beneficiary. You will receive periodic refund payments until we have returned the value of the RMD Wealth Guard death benefit base, less any RMD withdrawals previously taken from the Protected Benefit account before it fell to zero. See "RMD Wealth Guard Refund feature" in "Contract features and benefits" earlier in this Prospectus for additional information.

The payments under the RMD Wealth Guard Refund feature will be treated as annuity payments. If you have no value remaining in the Investment account, the entire contract will be annuitized. If you have value remaining in the Investment account, the contract will be treated as partially annuitized.

REQUIRED MINIMUM DISTRIBUTIONS

BACKGROUND ON REGULATIONS -- REQUIRED MINIMUM DISTRIBUTIONS. Distributions must be made from traditional IRAs according to rules contained in the Code and Treasury Regulations. Certain provisions of the Treasury Regulations require that the actuarial present value of additional annuity contract benefits must be added to the dollar amount credited for purposes of calculating certain types of required minimum distributions from individual retirement annuity contracts. For this purpose additional annuity contract benefits may include, but are not limited to, Guaranteed benefits. This could increase the amount required to be distributed from the contracts if you take annual withdrawals instead of annuitizing. Please consult your tax adviser concerning applicability of these complex rules to your situation.

LIFETIME REQUIRED MINIMUM DISTRIBUTIONS. You must start taking annual distributions from your traditional IRAs for the year in which you turn age 70 1/2.

WHEN YOU HAVE TO TAKE THE FIRST LIFETIME REQUIRED MINIMUM DISTRIBUTION. The first required minimum distribution is for the calendar year in which you turn age 70 1/2. You have the choice to take this first required minimum distribution during the calendar year you actually reach age 70 1/2, or to delay taking it until the first three-month period in the next calendar year (January 1st - April 1st). Distributions must start no later than your "Required Beginning

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Date", which is April 1st of the calendar year after the calendar year in which you turn age 70 1/2. If you choose to delay taking the first annual minimum distribution, then you will have to take two minimum distributions in that year -- the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made at some time each year.

HOW YOU CAN CALCULATE REQUIRED MINIMUM DISTRIBUTIONS. There are two approaches to taking required minimum distributions -- "account-based" or "annuity-based."

ACCOUNT-BASED METHOD. If you choose an account-based method, you divide the value of your traditional IRA as of December 31st of the past calendar year by a number corresponding to your age from an IRS table. This gives you the required minimum distribution amount for that particular IRA for that year. If your spouse is your sole beneficiary and more than 10 years younger than you, the dividing number you use may be from another IRS table and may produce a smaller lifetime required minimum distribution amount. Regardless of the table used, the required minimum distribution amount will vary each year as the account value, the actuarial present value of additional annuity contract benefits, if applicable, and the divisor change.

If you initially choose an account-based method, you may later apply your traditional IRA funds to a life annuity-based payout with any certain period not exceeding remaining life expectancy, determined in accordance with IRS tables.

ANNUITY-BASED METHOD. If you choose an annuity-based method, you do not have to do annual calculations. You apply the account value to an annuity payout for your life or the joint lives of you and a designated beneficiary or for a period certain not extending beyond applicable life expectancies, determined in accordance with IRS tables.

DO YOU HAVE TO PICK THE SAME METHOD TO CALCULATE YOUR REQUIRED MINIMUM DISTRIBUTIONS FOR ALL OF YOUR TRADITIONAL IRAS AND OTHER RETIREMENT PLANS? No. If you want, you can choose a different method for each of your traditional IRAs and other retirement plans. For example, you can choose an annuity payout from one IRA, a different annuity payout from a qualified plan and an account-based annual withdrawal from another IRA.

WILL WE PAY YOU THE ANNUAL AMOUNT EVERY YEAR FROM YOUR TRADITIONAL IRA BASED ON THE METHOD YOU CHOOSE? We will only pay you automatically if you affirmatively select an annuity payout option or an account-based withdrawal option such as our "automatic required minimum distribution (RMD) service." Even if you do not enroll in our service, we will calculate the amount of the required minimum distribution withdrawal for you, if you so request in writing. However, in that case you will be responsible for asking us to pay the required minimum distribution withdrawal to you.

Also, if you are taking account-based withdrawals from all of your traditional IRAs, the IRS will let you calculate the required minimum distribution for each traditional IRA that you maintain. You can add these required minimum distribution amount calculations together. As long as the total amount you take out every year satisfies your overall traditional IRA required minimum distribution amount, you may choose to take your annual required minimum distribution from any one or more traditional IRAs that you own.

WHAT IF YOU TAKE MORE THAN YOU NEED TO FOR ANY YEAR? The required minimum distribution amount for your traditional IRAs is calculated on a year-by-year basis. There are no carry-back or carry-forward provisions. Also, you cannot apply required minimum distribution amounts you take from your qualified plans to the amounts you have to take from your traditional IRAs and vice versa.

WHAT IF YOU TAKE LESS THAN YOU NEED TO FOR ANY YEAR? Your IRA could be disqualified, and you could have to pay tax on the entire value. Even if your IRA is not disqualified, you could have to pay a 50% penalty tax on the shortfall (required amount for traditional IRAs less amount actually taken). It is your responsibility to meet the required minimum distribution rules. We will remind you when our records show that you are within the age group which must take lifetime required minimum distributions. If you do not select a method with us, we will assume you are taking your required minimum distribution from another traditional IRA that you own.

WHAT ARE THE REQUIRED MINIMUM DISTRIBUTION PAYMENTS AFTER YOU DIE? These could vary depending on whether you die before or after your Required Beginning Date for lifetime required minimum distribution payments, and the status of your beneficiary. The following assumes that you have not yet elected an annuity-based payout at the time of your death. If you elect an annuity-based payout, payments (if any) after your death must be made at least as rapidly as when you were alive.

INDIVIDUAL BENEFICIARY. Regardless of whether your death occurs before or after your Required Beginning Date, an individual death beneficiary calculates annual post-death required minimum distribution payments based on the beneficiary's life expectancy using the "term certain method." That is, he or she determines his or her life expectancy using the IRS-provided life expectancy tables as of the calendar year after the owner's death and reduces that number by one each subsequent year.

If you die before your Required Beginning Date, the rules permit any individual beneficiary, including a spousal beneficiary, to elect instead to apply the "5-year rule." Under this rule, instead of annual payments having to be made beginning with the first in the year following the owner's death, the entire account must be distributed by the end of the calendar year which contains the fifth anniversary of the owner's death. No distribution is required before that fifth year.

SPOUSAL BENEFICIARY. If you die after your Required Beginning Date, and your death beneficiary is your surviving spouse, your spouse has a number of choices. Post-death distributions may be made over your spouse's single life expectancy. Any amounts distributed after that surviving spouse's death are made over the spouse's life expectancy calculated in the year of his/her death, reduced by one for each subsequent year. In some circumstances, your surviving spouse may elect to become the owner of the traditional IRA and halt distributions until he or she reaches age 70 1/2, or roll over amounts from your traditional IRA into his/her own traditional IRA or other eligible retirement plan.

If you die before your Required Beginning Date, and the death beneficiary is your surviving spouse, the rules permit the spouse to delay starting payments over his/her life expectancy until the year in which you would have attained age 70 1/2.

NON-INDIVIDUAL BENEFICIARY. If you die after your Required Beginning Date, and your death beneficiary is a non-individual, such as the estate, the rules permit the beneficiary to calculate post-death required minimum distribution amounts based on the owner's life expectancy in

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the year of death. HOWEVER, NOTE THAT WE NEED AN INDIVIDUAL ANNUITANT TO KEEP
AN ANNUITY CONTRACT IN FORCE. IF THE BENEFICIARY IS NOT AN INDIVIDUAL, WE MUST DISTRIBUTE AMOUNTS REMAINING IN THE ANNUITY CONTRACT AFTER THE DEATH OF THE ANNUITANT.

If you die before your Required Beginning Date for lifetime required minimum distribution payments, and the death beneficiary is a non-individual, such as the estate, the rules continue to apply the 5-year rule discussed earlier under "Individual beneficiary". PLEASE NOTE THAT WE NEED AN INDIVIDUAL ANNUITANT TO KEEP AN ANNUITY CONTRACT IN FORCE. IF THE BENEFICIARY IS NOT AN INDIVIDUAL, WE MUST DISTRIBUTE AMOUNTS REMAINING IN THE ANNUITY CONTRACT AFTER THE DEATH OF THE ANNUITANT.

SPOUSAL CONTINUATION

If the contract is continued under Spousal continuation, the required minimum distribution rules are applied as if your surviving spouse is the contract owner.

PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

IRA death benefits are taxed the same as IRA distributions.

BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

You cannot get loans from a traditional IRA. You cannot use a traditional IRA as collateral for a loan or other obligation. If you borrow against your IRA or use it as collateral, its tax-favored status will be lost as of the first day of the tax year in which this prohibited event occurs. If this happens, you must include the value of the traditional IRA in your federal gross income. Also, the early distribution penalty tax of 10% may apply if you have not reached age 59 1/2 before the first day of that tax year.

EARLY DISTRIBUTION PENALTY TAX

A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a traditional IRA made before you reach age 59 1/2. Some of the available exceptions to the pre-age 59 1/2 penalty tax include distributions:

..   made on or after your death; or

..   made because you are disabled (special federal income tax definition); or

..   used to pay certain extraordinary medical expenses (special federal income tax definition); or

..   used to pay medical insurance premiums for unemployed individuals (special federal income tax definition); or

..   used to pay certain first-time home buyer expenses (special federal income tax definition; $10,000 lifetime total limit for these distributions from all your traditional and Roth IRAs); or

..   used to pay certain higher education expenses (special federal income tax definition); or

..   in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method.

Please note that it is your responsibility to claim the penalty exception on your own income tax return and to document eligibility for the exception to the IRS.

To meet the substantially equal periodic payments exception, you could elect the substantially equal withdrawals option. See "Substantially equal withdrawals" under "Accessing your money" earlier in this Prospectus. We will calculate the substantially equal payments, using your choice of IRS-approved methods we offer. Although substantially equal withdrawals are not subject to the 10% penalty tax, they are taxable as discussed in "Withdrawals, payments and transfers of funds out of traditional IRAs" earlier in this section. Once substantially equal withdrawals begin, the distributions should not be stopped or changed until after the later of your reaching age 59 1/2 or five years after the date of the first distribution, or the penalty tax, including an interest charge for the prior penalty avoidance, may apply to all prior distributions under either option. Also, it is possible that the IRS could view any additional withdrawal or payment you take from, or any additional contributions or transfers you make to, your contract as changing your pattern of substantially equal withdrawals for purposes of determining whether the penalty applies.

Making additional contributions to the contract is treated as changing the pattern of withdrawals. It does not matter whether the additional contributions are made by direct transfer or rollover; nor does it matter if they are made to the Investment account or the Protected Benefit account. Because the penalty exception method does not permit additional contributions or payment changes to restore any benefit base under the contract, you and your tax adviser should consider carefully whether you should elect the Substantially equal withdrawals option or any other method of penalty exception withdrawals if you have allocated, or intend to allocate, amounts to the Protected Benefit account value after starting Substantially equal withdrawals.

ROTH INDIVIDUAL RETIREMENT ANNUITIES (ROTH IRAS)

This section of the Prospectus covers some of the special tax rules that apply to Roth IRAs. If the rules are the same as those that apply to the traditional IRA, we will refer you to the same topic under "Traditional individual retirement annuities (traditional IRAs)."

The Retirement Cornerstone(R) Series E Roth IRA contract is designed to qualify as a Roth individual retirement annuity under Sections 408A(b) and 408(b) of the Internal Revenue Code.

CONTRIBUTIONS TO ROTH IRAS. Individuals may make four different types of contributions to a Roth IRA:

..   regular after-tax contributions out of earnings; or

..   taxable rollover contributions from traditional IRAs or other eligible retirement plans ("conversion rollover" contributions); or

..   tax-free rollover contributions from other Roth individual retirement arrangements or designated Roth accounts under defined contribution plans;
    or

..   tax-free direct custodian-to-custodian transfers from other Roth IRAs
    ("direct transfers").

All contributions to a Retirement Cornerstone(R) Series E Roth IRA contract must be a direct transfer or rollover contribution. We do not accept regular contributions out of earnings.

See "Exchange Program" in "Retirement Cornerstone(R) Series E at a glance -- key features" earlier in this Prospectus.

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ROLLOVERS AND DIRECT TRANSFER CONTRIBUTIONS TO ROTH IRAS

WHAT IS THE DIFFERENCE BETWEEN ROLLOVER AND DIRECT TRANSFER TRANSACTIONS? The difference between a rollover transaction and a direct transfer transaction is the following: in a rollover transaction you actually take possession of the funds rolled over or are considered to have received them under tax law in the case of a change from one type of plan to another. In a direct transfer transaction, you never take possession of the funds, but direct the first Roth IRA custodian, trustee or issuer to transfer the first Roth IRA funds directly to the recipient Roth IRA custodian, trustee or issuer. You can make direct transfer transactions only between identical plan types (for example, Roth IRA to Roth IRA).

You may make rollover contributions to a Roth IRA from these sources only:

..   another Roth IRA;

..   a traditional IRA, including a SEP-IRA or SIMPLE IRA (after a two-year rollover limitation period for SIMPLE IRA funds), in a taxable conversion rollover ("conversion rollover");

..   a "designated Roth contribution account" under a 401(k) plan, a 403(b) plan or a governmental employer Section 457(b) plan (direct or 60-day); or

..   from non-Roth accounts under another eligible retirement plan, as described below under "Conversion rollover contributions to Roth IRAs."

You may make direct transfer contributions to a Roth IRA only from another Roth IRA.

You may make both Roth IRA to Roth IRA rollover transactions and Roth IRA to Roth IRA direct transfer transactions. This can be accomplished on a completely tax-free basis. However, you may make IRA rollover transactions (Roth IRAs or otherwise) only once in any 12-month period for the same funds. We call this the "one-per-year limit." It is the Roth IRA owner's responsibility to determine if this rule is met. Trustee-to-trustee or custodian-to-custodian direct transfers can be made more frequently than once a year. Also, if you send us the rollover contribution to apply it to a Roth IRA, you must do so within 60 days after you receive the proceeds from the original IRA to get rollover treatment. Although in general 60-day rollovers are permitted under the tax law, we will not accept any personal checks and require contributions to be made only through direct transfers from, or rollovers to be made directly from, another eligible contract issued by us.

The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Roth IRA to one or more other Roth IRAs. In some cases, Roth IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

CONVERSION ROLLOVER CONTRIBUTIONS TO ROTH IRAS

In a conversion rollover transaction, you withdraw (or are considered to have withdrawn) funds from a traditional IRA you maintain and convert it to a Roth IRA within 60 days after you receive (or are considered to have received) the traditional IRA proceeds. Amounts can also be rolled over from non-Roth accounts under another eligible retirement plan, including a Code
Section 401(a) qualified plan, a 403(b) plan, and a governmental employer
Section 457(b) plan.


Unlike a rollover from a traditional IRA to another traditional IRA, a conversion rollover transaction from a traditional IRA or other eligible retirement plan to a Roth IRA is not tax-free. Instead, the distribution from the traditional IRA or other eligible retirement plan is generally fully taxable. If you are converting a traditional IRA, and you have ever made nondeductible regular contributions to any traditional IRA -- whether or not it is the traditional IRA you are converting -- a pro rata portion of the distribution is tax-free. Even if you are under age 59 1/2, the early distribution penalty tax does not apply to conversion rollover contributions to a Roth IRA. Conversion rollover contributions to Roth IRAs are not subject to the "one-per-year limit" noted earlier in this section.


You cannot make conversion contributions to a Roth IRA to the extent that the funds in your traditional IRA or other eligible retirement plan are subject to the lifetime annual required minimum distribution rules.

You cannot convert and reconvert an amount during the same taxable year, or if later, during the 30-day period following a recharacterization. If you reconvert during either of these periods, it will be a failed Roth IRA conversion.

The IRS and Treasury have issued Treasury Regulations addressing the valuation of annuity contracts funding traditional IRAs in the conversion to Roth IRAs. Although these Regulations are not clear, they could require an individual's gross income on the conversion of a traditional IRA to a Roth IRA to be measured using various actuarial methods and not as if the annuity contract funding the traditional IRA had been surrendered at the time of conversion. This could increase the amount of income reported in certain circumstances.

RECHARACTERIZATIONS

You may be able to treat a contribution made to one type of IRA as having been made to a different type of IRA. This is called recharacterizing the contribution.

For recharacterization purposes, a distribution from a traditional IRA that is received in one tax year and rolled over into a Roth IRA in the next year, but still within 60 days of the distribution from the traditional IRA, is treated as a contribution to the Roth IRA in the year of the distribution from the traditional IRA.

Roth IRA conversion contributions from a SEP-IRA or SIMPLE IRA can be recharacterized to a SEP-IRA or SIMPLE IRA (including the original SEP-IRA or SIMPLE IRA). You cannot recharacterize back to the original plan a contribution directly rolled over from an eligible retirement plan which is not a traditional IRA.

The recharacterization of a contribution is not treated as a rollover for purposes of the 12-month limitation period described above. This rule applies even if the contribution would have been treated as a rollover contribution by the second IRA if it had been made directly to the second IRA rather than as a result of a recharacterization of a contribution to the first IRA.

To recharacterize a contribution, you must use our forms.

WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF ROTH IRAS

NO FEDERAL INCOME TAX LAW RESTRICTIONS ON WITHDRAWALS. You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement.

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DISTRIBUTIONS FROM ROTH IRAS

Distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also distributions.

You must keep your own records of regular and conversion contributions to all Roth IRAs to assure appropriate taxation. You may have to file information on your contributions to and distributions from any Roth IRA on your tax return. You may have to retain all income tax returns and records pertaining to such contributions and distributions until your interests in all Roth IRAs are distributed.

Like traditional IRAs, taxable distributions from a Roth IRA are not entitled to special favorable ten-year averaging and long-term capital gain treatment available in limited cases to certain distributions from qualified plans.

The following distributions from Roth IRAs are free of income tax:

..   rollovers from a Roth IRA to another Roth IRA;

..   direct transfers from a Roth IRA to another Roth IRA;

..   qualified distributions from a Roth IRA; and

..   return of excess contributions or amounts recharacterized to a traditional
    IRA.

QUALIFIED DISTRIBUTIONS FROM ROTH IRAS. Qualified distributions from Roth IRAs made because of one of the following four qualifying events or reasons are not includable in income:

..   you are age 59 1/2 or older; or

..   you die; or

..   you become disabled (special federal income tax definition); or

..   your distribution is a "qualified first-time homebuyer distribution"
    (special federal income tax definition; $10,000 lifetime total limit for these distributions from all of your traditional and Roth IRAs).

You also have to meet a five-year aging period. A qualified distribution is any distribution made after the five-taxable-year period beginning with the first taxable year for which you made any contribution to any Roth IRA (whether or not the one from which the distribution is being made).

NONQUALIFIED DISTRIBUTIONS FROM ROTH IRAS. Nonqualified distributions from Roth IRAs are distributions that do not meet both the qualifying event and five-year aging period tests described above. If you receive such a distribution, part of it may be taxable. For purposes of determining the correct tax treatment of distributions (other than the withdrawal of excess contributions and the earnings on them), there is a set order in which contributions (including conversion contributions) and earnings are considered to be distributed from your Roth IRA. The order of distributions is as follows:

(1)Regular contributions.

(2)Conversion contributions, on a first-in-first-out basis (generally, total conversions from the earliest year first). These conversion contributions are taken into account as follows:

   (a)Taxable portion (the amount required to be included in gross income because of conversion) first, and then the

   (b)Nontaxable portion.

(3)Earnings on contributions.

Rollover contributions from other Roth IRAs are disregarded for this purpose.

To determine the taxable amount distributed, distributions and contributions are aggregated or grouped, then added together as follows:

(1)All distributions made during the year from all Roth IRAs you maintain -- with any custodian or issuer -- are added together.

(2)All regular contributions made during and for the year (contributions made after the close of the year, but before the due date of your return) are added together. This total is added to the total undistributed regular contributions made in prior years.

(3)All conversion contributions made during the year are added together.

Any recharacterized contributions that end up in a Roth IRA are added to the appropriate contribution group for the year that the original contribution would have been taken into account if it had been made directly to the Roth IRA.

Any recharacterized contribution that ends up in an IRA other than a Roth IRA is disregarded for the purpose of grouping both contributions and distributions. Any amount withdrawn to correct an excess contribution (including the earnings withdrawn) is also disregarded for this purpose.

REQUIRED MINIMUM DISTRIBUTIONS DURING LIFE

Lifetime required minimum distributions do not apply.

REQUIRED MINIMUM DISTRIBUTIONS AT DEATH

Same as traditional IRA under "What are the required minimum distribution payments after you die?", assuming death before the Required Beginning Date.

PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

Distributions to a beneficiary generally receive the same tax treatment as if the distribution had been made to you.

BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

Same as traditional IRA.

EXCESS CONTRIBUTIONS TO ROTH IRAS

Generally the same as traditional IRA, except that regular contributions made after age 70 1/2 are not excess contributions.

Excess rollover contributions to Roth IRAs are contributions not eligible to be rolled over.

You can withdraw or recharacterize any contribution to a Roth IRA before the due date (including extensions) for filing your federal income tax return for the tax year. If you do this, you must also withdraw or recharacterize any earnings attributable to the contribution.

EARLY DISTRIBUTION PENALTY TAX

Same as traditional IRA.

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FEDERAL AND STATE INCOME TAX WITHHOLDING AND INFORMATION REPORTING

We must withhold federal income tax from distributions from annuity contracts and specified tax-favored savings or retirement plans or arrangements. You may be able to elect out of this income tax withholding in some cases. Generally, we do not have to withhold if your distributions are not taxable. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit against your income tax liability. If you do not have sufficient income tax withheld or do not make sufficient estimated income tax payments, you may incur penalties under the estimated income tax rules.

You must file your request not to withhold in writing before the payment or distribution is made. Our processing office will provide forms for this purpose. You cannot elect out of withholding unless you provide us with your correct Taxpayer Identification Number and a United States residence address. You cannot elect out of withholding if we are sending the payment out of the United States.

You should note the following special situations:

..   We might have to withhold and/or report on amounts we pay under a free look or cancellation.

..   We are required to withhold on the gross amount of a distribution from a
    Roth IRA to the extent it is reasonable for us to believe that a distribution is includable in your gross income. This may result in tax being withheld even though the Roth IRA distribution is ultimately not taxable.

Special withholding rules apply to United States citizens residing outside of the United States, foreign recipients, and certain U. S. entity recipients which are treated as foreign because they fail to document their U.S. status before payment is made. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to United States persons living abroad and non-United States persons (including U.S. entities treated as foreign) prior to processing any requested transaction.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. In some states, the income tax withholding is completely independent of federal income tax withholding. If you need more information concerning a particular state or any required forms, call our processing office at the toll-free number.

FEDERAL INCOME TAX WITHHOLDING ON PERIODIC ANNUITY PAYMENTS

Federal tax rules require payers to withhold differently on "periodic" and "non-periodic" payments. Payers are to withhold from periodic annuity payments as if the payments were wages. The annuity contract owner is to specify marital status and the number of withholding exemptions claimed on an IRS Form W-4P or similar substitute election form. If the owner does not claim a different number of withholding exemptions or marital status, the payer is to withhold assuming that the owner is married and claiming three withholding exemptions. If the owner does not provide the owner's correct Taxpayer Identification Number a payer is to withhold from periodic annuity payments as if the owner were single with no exemptions.

A contract owner's withholding election remains effective unless and until the owner revokes it. The contract owner may revoke or change a withholding election at any time.

FEDERAL INCOME TAX WITHHOLDING ON NON-PERIODIC ANNUITY PAYMENTS (WITHDRAWALS)

Non-periodic distributions include partial withdrawals, total surrenders and death benefits. Payers generally withhold federal income tax at a flat 10% rate from (i) the taxable amount in the case of nonqualified contracts, and (ii) the payment amount in the case of traditional IRAs and Roth IRAs, where it is reasonable to assume an amount is includable in gross income.

As described below, there is no election out of federal income tax withholding if the payment is an eligible rollover distribution from a qualified plan. If a non-periodic distribution from a qualified plan is not an eligible rollover distribution then election out is permitted. If there is no election out, the 10% withholding rate applies.

SPECIAL RULES FOR CONTRACTS FUNDING QUALIFIED PLANS

The plan administrator is responsible for making all required notifications on tax matters to plan participants and to the IRS. See Appendix II at the end of this Prospectus.

MANDATORY WITHHOLDING FROM QUALIFIED PLAN DISTRIBUTIONS

Unless the distribution is directly rolled over to another eligible retirement plan, eligible rollover distributions from qualified plans are subject to mandatory 20% withholding. The plan administrator is responsible for withholding from qualified plan distributions and communicating to the recipient whether the distribution is an eligible rollover distribution.

IMPACT OF TAXES TO AXA EQUITABLE

The contracts provide that we may charge Separate Account No. 70 for taxes. We do not now, but may in the future set up reserves for such taxes.

We are entitled to certain tax benefits related to the investment of company assets, including assets of the separate account. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you, since we are the owner of the assets from which tax benefits may be derived.

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8. More information

--------------------------------------------------------------------------------

ABOUT SEPARATE ACCOUNT NO. 70

Each variable investment option is a subaccount of Separate Account No. 70. We established Separate Account No. 70 under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable annuity contracts. We are the legal owner of all of the assets in Separate Account No. 70 and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our contracts. For example, we may withdraw amounts from Separate Account No. 70 that represent our investments in Separate Account No. 70 or that represent fees and charges under the contracts that we have earned. Also, we may, at our sole discretion, invest Separate Account No. 70 assets in any investment permitted by applicable law. The results of Separate Account
No. 70's operations are accounted for without regard to AXA Equitable's other operations. The amount of some of our obligations under the contracts is based on the assets in Separate Account No. 70. However, the obligations themselves are obligations of AXA Equitable.

Separate Account No. 70 is registered under the Investment Company Act of 1940 and is registered and classified under that act as a "unit investment trust." The SEC, however, does not manage or supervise AXA Equitable or Separate Account No. 70. Although Separate Account No. 70 is registered, the SEC does not monitor the activity of Separate Account No. 70 on a daily basis. AXA Equitable is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) within Separate Account No. 70 invests solely in the applicable class of shares issued by the corresponding Portfolio of the applicable Trust.

We reserve the right subject to compliance with laws that apply:

(1)to add variable investment options to, or to remove variable investment options from, Separate Account No. 70, or to add other separate accounts;

(2)to combine any two or more variable investment options;

(3)to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;

(4)to operate Separate Account No. 70 or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against Separate Account No. 70 or a variable investment option directly);

(5)to deregister Separate Account No. 70 under the Investment Company Act of
   1940;

(6)to restrict or eliminate any voting rights as to Separate Account No. 70;

(7)to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies;

(8)to limit or terminate contributions or transfers into any of the variable investment options; and

(9)to limit the number of variable investment options you may select.

If the exercise of these rights results in a material change in the underlying investment of Separate Account No. 70, you will be notified of such exercise, as required by law.

ABOUT THE TRUSTS

The Trusts are registered under the Investment Company Act of 1940. They are classified as "open-end management investment companies," more commonly called mutual funds. Each Trust issues different shares relating to each Portfolio.

The Trusts do not impose sales charges or "loads" for buying and selling their shares. All dividends and other distributions on the Trusts' shares are reinvested in full. The Board of Trustees of each Trust serves for the benefit of each Trust's shareholders. The Board of Trustees may take many actions regarding the Portfolios (for example, the Board of Trustees can establish additional Portfolios or eliminate existing Portfolios; change Portfolio investment objectives; and change Portfolio investment policies and strategies). In accordance with applicable law, certain of these changes may be implemented without a shareholder vote and, in certain instances, without advanced notice. More detailed information about certain actions subject to notice and shareholder vote for each Trust, and other information about the Portfolios, including portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 plan and other aspects of its operations, appears in the prospectuses for each Trust, which generally accompany this prospectus, or in their respective SAIs, which are available upon request.

ABOUT THE GENERAL ACCOUNT

This contract is offered to customers through various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any liability with respect to a contract's account value or any Guaranteed benefits with which the contract was issued. AXA Equitable is solely responsible to the contract owner for the contract's account value and such Guaranteed benefits. The general obligations and any Guaranteed benefits under the contract are supported by AXA Equitable's general account and are subject to AXA Equitable's claims paying ability. An owner should look to the financial strength of AXA Equitable for its claims paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to the insurer's general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about AXA Equitable's financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings

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are subject to change and have no bearing on the performance of the variable investment options. You may also speak with your financial representative.

The general account is subject to regulation and supervision by the Insurance Department of the State of New York and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The contract is a "covered security" under the federal securities laws.

We have been advised that the staff of the SEC has not reviewed the portions of this Prospectus that relate to the general account . The disclosure with regard to the general account, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.



DATES AND PRICES AT WHICH CONTRACT EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this Prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

BUSINESS DAY

Our "business day" is generally any day the New York Stock Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

..   If your contribution, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:

   -- on a non-business day;

   -- after 4:00 p.m. Eastern Time on a business day; or

   -- after an early close of regular trading on the NYSE on a business day.

..   If your transaction is set to occur on the same day of the month as the contract date and that date is the 29th, 30th or 31st of the month, then the transaction will occur on the 1st day of the next month.

..   When a charge is to be deducted on a contract date anniversary that is a non-business day, we will deduct the charge on the next business day.

..   If we have entered into an agreement with your broker-dealer for automated processing of contributions and/or transfers upon receipt of customer order, your contribution and/or transfer will be considered received at the time your broker-dealer receives your contribution and/or transfer and all information needed to process your application, along with any required documents. Your broker-dealer will then transmit your order to us in accordance with our processing procedures. However, in such cases, your broker-dealer is considered a processing office for the purpose of receiving the contribution and/or transfer. Such arrangements may apply to initial contributions, subsequent contributions, and/or transfers, and may be commenced or terminated at any time without prior notice. If required by law, the "closing time" for such orders will be earlier than 4:00 p.m., Eastern Time.

CONTRIBUTIONS AND TRANSFERS

..   Contributions allocated to the variable investment options are invested at the unit value next determined after the receipt of the contribution.

..   Contributions allocated to the guaranteed interest option will receive the crediting rate in effect on that business day for the specified time period.

..   Initial contributions allocated to the account for special dollar cost averaging receive the interest rate in effect on that business day. At certain times, we may offer the opportunity to lock in the interest rate for an initial contribution to be received under Section 1035 exchanges and trustee to trustee transfers. Your financial professional can provide information or you can call our processing office.

..   Transfers to or from variable investment options will be made at the unit value next determined after the receipt of the transfer request.

..   Transfers to the guaranteed interest option will receive the crediting rate in effect on that business day for the specified time period.

..   For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office.

ABOUT YOUR VOTING RIGHTS

As the owner of the shares of the Trusts, we have the right to vote on certain matters involving the Portfolios, such as:

..   the election of trustees; or

..   the formal approval of independent public accounting firms selected for each Trust; or

..   any other matters described in the prospectus for each Trust or requiring a shareholders' vote under the Investment Company Act of 1940.

We will give contract owners the opportunity to instruct us how to vote the number of shares attributable to their contracts if a shareholder vote is taken. If we do not receive instructions in time from all contract owners, we will vote the shares of a Portfolio for which no instructions have been received in the same proportion as we vote shares of that Portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote

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directly because of amounts we have in a Portfolio in the same proportions that contract owners vote. One effect of proportional voting is that a small number of contract owners may determine the outcome of a vote.

The Trusts sell their shares to AXA Equitable separate accounts in connection with AXA Equitable's variable annuity and/or variable life insurance products, and to separate accounts of insurance companies, both affiliated and unaffiliated with AXA Equitable. AXA Premier VIP Trust and EQ Advisors Trust also sell their shares to the trustee of a qualified plan for AXA Equitable. We currently do not foresee any disadvantages to our contract owners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our contract owners, we will see to it that appropriate action is taken to do so.

SEPARATE ACCOUNT NO. 70 VOTING RIGHTS

If actions relating to the Separate Account require contract owner approval, contract owners will be entitled to one vote for each unit they have in the variable investment options. Each contract owner who has elected a variable annuity payout option may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in a variable investment option divided by the annuity unit value for that option. We will cast votes attributable to any amounts we have in the variable investment options in the same proportion as votes cast by contract owners.

CHANGES IN APPLICABLE LAW

The voting rights we describe in this Prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.


CYBERSECURITY

Our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, so our business is potentially susceptible to operational and information security risks resulting from a cyber-attack. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Contract Value. For instance, cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate account unit values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your Contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your Contract due to cyber-attacks or information security breaches in the future.


MISSTATEMENT OF AGE

If the age of any person upon whose life or age a benefit provided under a Guaranteed benefit has been misstated, any such benefit will be that which would have been purchased on the basis of the correct age. If that person would not have been eligible for that Guaranteed benefit at the correct age, (i) the benefit will be rescinded; (ii) any charges that were deducted for the benefit will be refunded and applied to the Total account value of the contract, and
(iii) only the death benefit provided by amounts allocated to the Investment account will apply.

STATUTORY COMPLIANCE

We have the right to change your contract without the consent of any other person in order to comply with any laws and regulations that apply, including but not limited to changes in the Internal Revenue Code, in Treasury Regulations or in published rulings of the Internal Revenue Service and in Department of Labor regulations.

Any change in your contract must be in writing and made by an authorized officer of AXA Equitable. We will provide notice of any contract change.

The benefits under your contract will not be less than the minimum benefits required by any state law that applies.

ABOUT LEGAL PROCEEDINGS

AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a contract owner's interest in Separate Account No. 70, nor would any of these proceedings be likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the contracts, or the distribution of the contracts.

FINANCIAL STATEMENTS

The financial statements of Separate Account No. 70, as well as the consolidated financial statements of AXA Equitable, are in the SAI. The financial statements of AXA Equitable have relevance to the contracts only to the extent that they bear upon the ability of AXA Equitable to meet its obligations under the contracts. The SAI is available free of charge. You may request one by writing to our processing office or calling 1-800-789-7771.

TRANSFERS OF OWNERSHIP, COLLATERAL ASSIGNMENTS, LOANS AND BORROWING

You can transfer ownership of an NQ contract at any time before annuity payments begin. We will continue to treat you as the owner until we receive notification of any change at our processing office.

We may refuse to process a change of ownership of an NQ contract to an entity without appropriate documentation of status on IRS Form W-9 (or, if IRS Form W-9 cannot be provided because the entity is not a U.S. entity, on the appropriate type of Form W-8).


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Following a change of ownership, the existing beneficiary designations will remain in effect until the new owner provides new designations.

Any Guaranteed benefit in effect will generally terminate if you change ownership of the contract. A Guaranteed benefit will not terminate if the ownership of the contract is transferred from a non-natural owner to an individual but the contract will continue to be based on the annuitant's life. It will also not terminate if you transfer your individually-owned contract to a trust held for your (or your and your immediate family's) benefit; it will continue to be based on your life. If you were not the annuitant under the individually-owned contract, you will become the annuitant when ownership is changed. Please speak with your financial professional for further information.

For a state-by-state description of all material variations of this contract, including information regarding the termination of benefits under your contract, see Appendix V later in this Prospectus.

In general, you cannot assign or transfer ownership of an IRA or QP contract except by surrender to us. If your individual retirement annuity contract is held in your custodial individual retirement account, you may only assign or transfer ownership of such an IRA contract to yourself. Loans are not available and you cannot assign IRA and QP contracts as security for a loan or other obligation.

For limited transfers of ownership after the owner's death see "Beneficiary continuation option" in "Payment of death benefit" earlier in this Prospectus. You may direct the transfer of the values under your IRA or QP contract to another similar arrangement under federal income tax rules.

Loans are not available under your NQ contract.

In certain circumstances, you may collaterally assign all or a portion of the value of your NQ contract as security for a loan with a third party lender. The terms of the assignment are subject to our approval. The amount of the assignment may never exceed your Total account value on the day prior to the date we receive all necessary paperwork to effect the assignment. Only one assignment per contract is permitted. You must indicate that you have not purchased, and will not purchase, any other AXA Equitable (or affiliate's) NQ deferred annuity contract in the same calendar year that you purchase the contract.

A collateral assignment does not terminate your benefits under the contract. However, a collateral assignment will terminate your optional benefits. All withdrawals, distributions and benefit payments, as well as the exercise of any benefits, are subject to the assignee's prior approval and payment directions. We will follow such directions until AXA Equitable receives written notification satisfactory to us that the assignment has been terminated. If the owner or beneficiary fails to provide timely notification of the termination, it is possible that we could pay the assignee more than the amount of the assignment, or continue paying the assignee pursuant to existing directions after the collateral assignment has in fact been terminated. Our payment of any death benefit to the beneficiary will also be subject to the terms of the assignment until we receive written notification satisfactory to us that the assignment has been terminated.

In some cases, an assignment or change of ownership may have adverse tax consequences. See "Tax information" earlier in this Prospectus.

ABOUT CUSTODIAL IRAS

For certain custodial IRA accounts, after your contract has been issued, we may accept transfer instructions by telephone, mail, facsimile or electronically from a broker-dealer, provided that we or your broker-dealer have your written authorization to do so on file. Accordingly, AXA Equitable will rely on the stated identity of the person placing instructions as authorized to do so on your behalf. AXA Equitable will not be liable for any claim, loss, liability or expenses that may arise out of such instructions. AXA Equitable will continue to rely on this authorization until it receives your written notification at its processing office that you have withdrawn this authorization. AXA Equitable may change or terminate telephone or electronic or overnight mail transfer procedures at any time without prior written notice and restrict facsimile, internet, telephone and other electronic transfer services because of disruptive transfer activity.

HOW DIVORCE MAY AFFECT YOUR GUARANTEED BENEFITS

Our optional benefits do not provide a cash value or any minimum account value. In the event that you and your spouse become divorced after you purchase a contract with a Guaranteed benefit, we will not divide the benefit base(s) used to calculate the benefits as part of the divorce settlement or judgment. As a result of the divorce, we may be required to withdraw amounts from the Protected Benefit account to be paid to an ex-spouse. Any such withdrawal will be considered a withdrawal from the contract even if the withdrawal is made to fund an AXA Equitable contract owned by your ex-spouse. This means that your Guaranteed benefit will be reduced.

DISTRIBUTION OF THE CONTRACTS

The contracts are distributed by AXA Advisors and it also serves as principal underwriter of Separate Account No. 70. The offering of the contracts is intended to be continuous.


AXA Advisors is an affiliate of AXA Equitable. AXA Advisors is under the common control of AXA Financial, Inc. It's principal business address is 1290 Avenue of the Americas, New York, NY 10104. AXA Advisors is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and it acts as a distributor for other AXA Equitable life and annuity products.


The contracts are sold by financial professionals of AXA Advisors and its affiliates. AXA Equitable pays compensation to AXA Advisors based on contracts sold. AXA Equitable may also make additional payments to AXA Advisors. All payments will be in compliance with all applicable FINRA rules and other laws and regulations.

Although AXA Equitable takes into account all of its distribution and other costs in establishing the level of fees and charges under its contracts, none of the compensation paid to AXA Advisors discussed in this section of the Prospectus is imposed as separate fees or charges under your contract. AXA Equitable, however, intends to recoup amounts it pays for distribution and other services through the fees and charges of the contracts and payments it receives for providing administrative, distribution and other services to the Portfolios. For information about the fees and charges under the contract, see "Fee table" and "Charges and expenses" earlier in this Prospectus.

                               MORE INFORMATION

COMPENSATION. AXA Equitable pays compensation to AXA Advisors based on contributions made on the contracts sold through AXA Advisors (''contribution-based compensation''). The contribution-based compensation will generally not exceed ongoing annual compensation of up to 1.20% of the Total account value of the contract sold (''asset-based compensation''). Total compensation paid to a financial professional electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The compensation paid by AXA Advisors varies among financial professionals. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, as described immediately below.


AXA Advisors also pays a portion of the compensation it receives to its managerial personnel. AXA Advisors also pays its financial professionals and managerial personnel other types of compensation including service fees, expense allowance payments and health and retirement benefits. AXA Advisors also pays its financial professionals, managerial personnel and persistency bonuses. AXA Advisors may offer sales incentive programs to financial professionals who meet specified production levels for the sales of both AXA Equitable contracts and contracts offered by other companies. These incentives provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid education seminars and merchandise.

AXA Advisors may receive compensation, and, in turn, pay its financial professionals a portion of such fee, from third party investment advisors to whom its financial professionals refer customers for professional management of the assets within their contract.

DIFFERENTIAL COMPENSATION. In an effort to promote the sale of AXA Equitable products, AXA Advisors may pay its financial professionals and managerial personnel a greater percentage of contribution-based compensation and/or asset-based compensation for the sale of an AXA Equitable contract than it pays for the sale of a contract or other financial product issued by a company other than AXA Equitable. AXA Advisors may pay higher compensation on certain products in a class than others based on a group or sponsored arrangement, or between older and newer versions or series of the same contract. This practice is known as providing "differential compensation." Differential compensation may involve other forms of compensation to AXA Advisors personnel. Certain components of the compensation paid to managerial personnel are based on whether the sales involve AXA Equitable contracts. Managers earn higher compensation (and credits toward awards and bonuses) if the financial professionals they manage sell a higher percentage of AXA Equitable contracts than products issued by other companies. Other forms of compensation provided to its financial professionals include health and retirement benefits, expense reimbursements, marketing allowances and contribution-based payments, known as "overrides." For tax reasons, AXA Advisors financial professionals qualify for health and retirement benefits based solely on their sales of AXA Equitable contracts and products sponsored by affiliates.

The fact that AXA Advisors financial professionals receive differential compensation and additional payments may provide an incentive for those financial professionals to recommend an AXA Equitable contract over a contract or other financial product issued by a company not affiliated with AXA Equitable. However, under applicable rules of the FINRA, AXA Advisors financial professionals may only recommend to you products that they reasonably believe are suitable for you based on the facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of AXA Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation between products in the same category. For more information, contact your financial professional.

                               MORE INFORMATION

Appendix I: Dropping or changing your Guaranteed benefits

--------------------------------------------------------------------------------

PRE-FUNDING DROP OR CHANGE

The following table is designed to show your options if you decide to drop your Guaranteed benefit(s) prior to the funding of your Protected Benefit account. In general, you can drop your GMIB and change your Guaranteed minimum death benefit. However, in general, your Guaranteed minimum death benefit cannot be dropped or changed without first dropping your GMIB. You may drop the "Greater of" death benefit without dropping the GMIB only if we exercise our contractual right to change the fee for the "Greater of" death benefit without a change to the fee for GMIB. All requests to drop or change a Guaranteed benefit must be submitted on an administrative form we provide for this specific purpose.

-----------------------------------------------------------------------------------------------------------------------------
 GUARANTEED BENEFIT
 COMBINATION                   PRE-FUNDING DROP OF:               YOUR OPTION(S) OR RESULT     FOLLOWING THE DROP OR CHANGE
-----------------------------------------------------------------------------------------------------------------------------
..   GMIB                       GMIB                             .   You can change your death  .   You can drop the Highest
..   Return of Principal death                                       benefit to the Highest         Anniversary Value death
    benefit                                                         Anniversary Value death        benefit, either
                                                                    benefit. If you do not         pre-funding or
                                                                    make this change, the          post-funding.
                                                                    Return of Principal death  .   You can drop the Return
                                                                    benefit will remain.           of Principal death
                                                                                                   benefit post-funding only.
-----------------------------------------------------------------------------------------------------------------------------

..   GMIB                       GMIB                             .   You can keep your Highest  .   You can drop the Highest
..   Highest Anniversary Value                                       Anniversary Value death        Anniversary Value death
    death benefit                                                   benefit.                       benefit, either
                                                                            -or-                   pre-funding or
                                                                .   You can change your death      post-funding.
                                                                    benefit to the Return of   .   You can drop the Return
                                                                    Principal death benefit.       of Principal death
                                                                                                   benefit post-funding only.
-----------------------------------------------------------------------------------------------------------------------------

..   GMIB                       Both benefits                    .   The Return of Principal    .   You can drop the Return
..   Highest Anniversary Value                                       death benefit will             of Principal death
    death benefit                                                   automatically become your      benefit post-funding only.
                                                                    new Guaranteed minimum
                                                                    death benefit.
-----------------------------------------------------------------------------------------------------------------------------

..   GMIB                       GMIB                             .   By dropping your GMIB,     .   You can drop the Highest
..   "Greater of" death benefit                                      you are no longer              Anniversary Value death
                                                                    eligible to have the           benefit, either
                                                                    "Greater of" death             pre-funding or
                                                                    benefit.                       post-funding.
                                                                .   You can change your death  .   You can drop the Return
                                                                    benefit to the Highest         of Principal death
                                                                    Anniversary Value death        benefit post-funding only.
                                                                    benefit. If you do not
                                                                    make this change, the
                                                                    Return of Principal death
                                                                    benefit will
                                                                    automatically become your
                                                                    new Guaranteed minimum
                                                                    death benefit.
-----------------------------------------------------------------------------------------------------------------------------

..   GMIB                       Both benefits                    .   You can change your death  .   You can drop the Highest
..   "Greater of" death benefit                                      benefit to the Highest         Anniversary Value death
                                                                    Anniversary Value death        benefit, either
                                                                    benefit. If you do not         pre-funding or post-
                                                                    make this change, the          funding.
                                                                    Return of Principal death  .   You can drop the Return
                                                                    benefit will                   of Principal death
                                                                    automatically become your      benefit post-funding only.
                                                                    new Guaranteed minimum
                                                                    death benefit.
-----------------------------------------------------------------------------------------------------------------------------

..   GMIB                       "Greater of" death benefit/(1)/  .   You can change your death  .   You can drop the Highest
..   "Greater of" death benefit                                      benefit to the Highest         Anniversary Value death
                                                                    Anniversary Value death        benefit, either
                                                                    benefit. If you do not         pre-funding or post-
                                                                    make this change, the          funding.
                                                                    Return of Principal death  .   You can drop the Return
                                                                    benefit will                   of Principal death
                                                                    automatically become your      benefit post-funding only.
                                                                    new Guaranteed minimum
                                                                    death benefit.
-----------------------------------------------------------------------------------------------------------------------------

           APPENDIX I: DROPPING OR CHANGING YOUR GUARANTEED BENEFITS

----------------------------------------------------------------------------------------------------------------------------
 GUARANTEED BENEFIT
 COMBINATION                  PRE-FUNDING DROP OF:             YOUR OPTION(S) OR RESULT       FOLLOWING THE DROP OR CHANGE
----------------------------------------------------------------------------------------------------------------------------
..  Highest Anniversary Value  Highest Anniversary Value        .   The Return of Principal    .   You can drop the Return
   death benefit              death benefit                        death benefit will             of Principal death
                                                                   automatically become your      benefit post-funding only.
                                                                   new Guaranteed minimum
                                                                   death benefit.
----------------------------------------------------------------------------------------------------------------------------

..  Return of Principal death  Not Applicable: The Return of
   benefit                    Principal death benefit cannot
                              be dropped prior to funding the
                              Protected Benefit account
----------------------------------------------------------------------------------------------------------------------------

RMD Wealth Guard death        RMD Wealth Guard death           .   You may elect the Return   .   You can drop the Return
   benefit                    benefit                              of Principal death             of Principal death
                                                                   benefit or Highest             benefit post- funding
                                                                   Anniversary Value death        only.
                                                                   benefit.                   .   You can drop the Highest
                                                                                                  Anniversary Value death
                                                                                                  benefit either
                                                                                                  pre-funding or
                                                                                                  post-funding.
----------------------------------------------------------------------------------------------------------------------------

(1)You may drop the "Greater of" death benefit without dropping the GMIB only if we exercise our contractual right to change the fee for the "Greater of" death benefit without a change to the fee for the GMIB. We must receive your request to drop the "Greater of" death benefit within 30 days of the fee change notification.

POST-FUNDING DROP

The following table is designed to show your options if you decide to drop your Guaranteed benefit(s) after you have funded your Protected Benefit account. In general, you can drop both your GMIB and Guaranteed minimum death benefit or, in some cases, drop your GMIB and retain your Guaranteed minimum death benefit. However, in general, your Guaranteed minimum death benefit cannot be dropped without first dropping your GMIB. You may drop the "Greater of" death benefit without dropping the GMIB only if we exercise our contractual right to change the fee for the "Greater of" death benefit without a change to the fee for the GMIB. All requests to drop a Guaranteed benefit must be submitted on an administrative form we provide for this specific purpose. Please see "Dropping or changing your Guaranteed benefits" in "Contract features and benefits" for information on when you are eligible to drop your Guaranteed benefits after having funded your Protected Benefit account.

------------------------------------------------------------------------------------------------------------------------
 GUARANTEED BENEFIT
 COMBINATION                  POST-FUNDING DROP OF:/(1)/    YOUR OPTION(S) OR RESULT          FOLLOWING THE DROP
------------------------------------------------------------------------------------------------------------------------
..  GMIB                            GMIB                   .   The Return of Principal    .   You can drop the Return
..  Return of Principal death                                  death benefit will remain      of Principal death
   benefit                                                    in effect.                     benefit by notifying us
                                                                                             and taking a full
                                                                                             withdrawal of your
                                                                                             Protected Benefit account
                                                                                             value or making a
                                                                                             one-time transfer to the
                                                                                             Investment account
                                                                                             variable investment
                                                                                             options and the
                                                                                             guaranteed interest
                                                                                             option.
------------------------------------------------------------------------------------------------------------------------
..  GMIB                            Both benefits          .   Your Guaranteed benefits     Not Applicable.
..  Return of Principal death                                  will terminate by
   benefit                                                    notifying us and taking a
                                                              full withdrawal of your
                                                              Protected Benefit account
                                                              value or making a
                                                              one-time transfer to the
                                                              Investment account
                                                              variable investment
                                                              options and the
                                                              guaranteed interest
                                                              option.
------------------------------------------------------------------------------------------------------------------------
..  GMIB                            GMIB                   .   Your Highest Anniversary   .   You can drop the Highest
..  Highest Anniversary Value                                  Value death benefit            Anniversary Value death
   death benefit                                              remains in effect.             benefit by notifying us
                                                                                             and taking a full
                                                                                             withdrawal of your
                                                                                             Protected Benefit account
                                                                                             value or making a
                                                                                             one-time transfer to the
                                                                                             Investment account
                                                                                             variable investment
                                                                                             options and the
                                                                                             guaranteed interest
                                                                                             option.
------------------------------------------------------------------------------------------------------------------------

           APPENDIX I: DROPPING OR CHANGING YOUR GUARANTEED BENEFITS

------------------------------------------------------------------------------------------------------------------------------
 GUARANTEED BENEFIT
 COMBINATION                   POST-FUNDING DROP OF:/(1)/         YOUR OPTION(S) OR RESULT          FOLLOWING THE DROP
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
..  GMIB                        Both benefits                    .   Your Guaranteed benefits     Not Applicable.
..  Highest Anniversary Value                                        will terminate by
   death benefit                                                    notifying us and taking a
                                                                    full withdrawal of your
                                                                    Protected Benefit account
                                                                    value or making a
                                                                    one-time transfer to the
                                                                    Investment account
                                                                    variable investment
                                                                    options and the
                                                                    guaranteed interest
                                                                    option.
------------------------------------------------------------------------------------------------------------------------------
..  GMIB                        GMIB                             .   By dropping your GMIB,     .   You can drop the Return
..  "Greater of" death benefit                                       you are no longer              of Principal death
                                                                    eligible to have the           benefit at a later date.
                                                                    "Greater of" death
                                                                    benefit.
                                                                .   The Return of Principal
                                                                    death benefit will become
                                                                    your new Guaranteed
                                                                    minimum death benefit.
                                                                    The Return of Principal
                                                                    benefit base will equal
                                                                    all contributions and
                                                                    transfers to your
                                                                    Protected Benefit
                                                                    account, adjusted for
                                                                    withdrawals on a pro rata
                                                                    basis.
------------------------------------------------------------------------------------------------------------------------------
..  GMIB                                                         .   Your Guaranteed benefits     Not Applicable.
..  "Greater of" death benefit  Both benefits                        will terminate by
                                                                    notifying us and taking a
                                                                    full withdrawal of your
                                                                    Protected Benefit account
                                                                    value or making a
                                                                    one-time transfer to the
                                                                    Investment account
                                                                    variable investment
                                                                    options and the
                                                                    guaranteed interest
                                                                    option.
------------------------------------------------------------------------------------------------------------------------------
..  GMIB                                                         .   The Return of Principal    .   You can drop the Return
..  "Greater of" death benefit  "Greater of" death benefit/(2)/      death benefit will             of Principal death
                                                                    automatically become your      benefit at a later date.
                                                                    new Guaranteed minimum
                                                                    death benefit.
------------------------------------------------------------------------------------------------------------------------------
..  Highest Anniversary Value   Highest Anniversary Value        .   Your Guaranteed benefit      Not Applicable.
   death benefit               death benefit                        will terminate by
                                                                    notifying us and taking a
                                                                    full withdrawal of your
                                                                    Protected Benefit account
                                                                    value or making a
                                                                    one-time transfer to the
                                                                    Investment account
                                                                    variable investment
                                                                    options and the
                                                                    guaranteed interest
                                                                    option.
------------------------------------------------------------------------------------------------------------------------------
..  Return of Principal death   Return of Principal death        .   Your Guaranteed benefit      Not Applicable.
   benefit                     benefit                              will terminate by
                                                                    notifying us and taking a
                                                                    full withdrawal of your
                                                                    Protected Benefit account
                                                                    value or making a
                                                                    one-time transfer to the
                                                                    Investment account
                                                                    variable investment
                                                                    options and the
                                                                    guaranteed interest
                                                                    option.
------------------------------------------------------------------------------------------------------------------------------

           APPENDIX I: DROPPING OR CHANGING YOUR GUARANTEED BENEFITS

------------------------------------------------------------------------------------------------------------------
 GUARANTEED BENEFIT
 COMBINATION             POST-FUNDING DROP OF:/(1)/    YOUR OPTION(S) OR RESULT          FOLLOWING THE DROP
------------------------------------------------------------------------------------------------------------------
RMD Wealth Guard death    RMD Wealth Guard death     .   Your Guaranteed benefit    .   Not applicable.
   benefit                benefit                        will terminate by
                                                         notifying us and taking a
                                                         full withdrawal of your
                                                         Protected Benefit account
                                                         or making a one-time
                                                         transfer to the
                                                         Investment account
                                                         variable investment
                                                         options and the
                                                         guaranteed interest
                                                         option.
                                                     .   Your death benefit will
                                                         be equal to the return of
                                                         your account value.
------------------------------------------------------------------------------------------------------------------

(1)When a Guaranteed benefit (other than the Return of Principal death benefit) is dropped on any date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.
(2)You may drop the "Greater of" death benefit without dropping the GMIB only if we exercise our contractual right to change the fee for the "Greater of" death benefit without a change to the fee for the GMIB. We must receive your request to drop the "Greater of" death benefit within 30 days of the fee change notification.

           APPENDIX I: DROPPING OR CHANGING YOUR GUARANTEED BENEFITS

Appendix II: Purchase considerations for QP contracts

--------------------------------------------------------------------------------


Trustees who are considering the purchase of a Retirement Cornerstone(R) Series E contract should discuss with their tax and ERISA advisers whether this is an appropriate investment vehicle for the employer's plan. The QP contract and this Prospectus should be reviewed in full, and the following factors, among others, should be noted. Trustees should consider whether the plan provisions permit the investment of plan assets in the QP contract, the distribution of such an annuity, the purchase of the Guaranteed benefits, and the payment of death benefits in accordance with the requirements of the federal income tax rules. Assuming continued plan qualification and operation, earnings on qualified plan assets will accumulate value on a tax-deferred basis even if the plan is not funded by the Retirement Cornerstone(R) Series E QP contract or another annuity contract. Therefore, the plan trust should purchase a Retirement Cornerstone(R) Series E QP contract to fund a plan for the contract's features and benefits and not for tax deferral, after considering the relative costs and benefits of annuity contracts and other types of arrangements and funding vehicles. There are significant issues in the purchase of a Retirement Cornerstone(R) Series E contract in a defined benefit plan.


This QP contract accepts only transfer contributions from other investments within an existing qualified plan trust. We will not accept ongoing payroll contributions or contributions directly from the employer. For 401(k) plans, no employee after-tax contributions are accepted. A "designated Roth contribution account" is not available in the QP contract. Checks written on accounts held in the name of the employer instead of the plan or the trust will not be accepted. Only one additional transfer contribution may be made per contract year.

If amounts attributable to an excess or mistaken contribution must be withdrawn, there may be a benefit base adjustment to a Guaranteed benefit. If in a defined benefit plan the plan's actuary determines that an overfunding in the QPDB contract has occurred, then any transfers of plan assets out of the QPDB contract may also result in a benefit base adjustment on the amount being transferred.

In order to purchase the QPDB contract for a defined benefit plan, the plan's actuary will be required to determine a current dollar value of each plan participant's accrued benefit so that individual contracts may be established for each plan participant. We do not permit defined contribution or defined benefit plans to pool plan assets attributable to the accrued benefits of multiple plan participants.

For defined benefit plans, the maximum percentage of actuarial value of the plan participant's normal retirement benefit that can be funded by a QPDB contract is 80%. The total account value under a QPDB contract may at any time be more or less than the lump sum actuarial equivalent of the accrued benefit for a defined benefit plan participant. AXA Equitable does not guarantee that the Total account value under a QPDB contract will at any time equal the actuarial value of 80% of a participant/employee's accrued benefit.

While the contract is owned by the plan trust, all payments under the contract will be made to the plan trust owner. If the plan rolls over a contract into an IRA for the benefit of a former plan participant through a contract conversion, it is the plan's responsibility to adjust the value of the contract to the actuarial equivalent of the participant's benefit, prior to the contract conversion.

AXA Equitable's only role is that of the issuer of the contract. AXA Equitable is not the plan administrator. AXA Equitable will not perform or provide any plan recordkeeping services with respect to the QP contracts. The plan's administrator will be solely responsible for performing or providing for all such services. There is no loan feature offered under the QP contracts, so if the plan provides for loans and a participant takes a loan from the plan, other plan assets must be used as the source of the loan and any loan repayments must be credited to other investment vehicles and/or accounts available under the plan. AXA Equitable will never make payments under a QP contract to any person other than the plan trust owner.

Given that required minimum distributions ("RMDs") must generally commence from the plan for annuitants after age 70 1/2, trustees should consider the following in connection with the GMIB:

..   whether RMDs the plan administrator must make under QP contracts would cause withdrawals to be treated as Excess withdrawals and reduce the value of the Guaranteed benefits;

..   that provisions in the Treasury Regulations on RMDs require that the actuarial present value of additional annuity contract benefits be added to the dollar amount credited for purposes of calculating RMDs. This could increase the amounts required to be distributed; and

..   that if the Protected Benefit account value goes to zero as provided under the contract, resulting payments will be made to the plan trust and that portion of the Retirement Cornerstone(R) Series E contract may not be rollover eligible.

For QPDC contracts only: You should not elect the RMD Wealth Guard death benefit under a QPDC contract unless you intend to convert to an IRA prior to taking lifetime RMDs, because withdrawals from your Protected Benefit account reduce your RMD Wealth Guard death benefit base on a pro rata basis, until any such time as the QPDC contract is converted to an IRA.

Finally, because the method of purchasing the QP contract, including the large initial contribution, and the features of the QP contract may appeal more to plan participants/employees who are older and tend to be highly paid, and because certain features of the QP contract are available only to plan participants/employees who meet certain minimum and/or maximum age requirements, plan trustees should discuss with their advisers whether the purchase of the QP contract would cause the plan to engage in prohibited discrimination in contributions, benefits or otherwise.

             APPENDIX II: PURCHASE CONSIDERATIONS FOR QP CONTRACTS

Appendix III: Guaranteed benefit base examples

--------------------------------------------------------------------------------

Assuming $100,000 is invested in the Protected Benefit investment options, with no additional contributions, no transfers and no withdrawals, the Guaranteed minimum death benefit base and Guaranteed minimum income benefit base for an owner age 60 would be calculated as follows:

----------------------------------------------------------------------------------------------------------------

                                                                                                    GUARANTEED
                                                                                                     MINIMUM
                                          GUARANTEED MINIMUM DEATH BENEFIT                        INCOME BENEFIT
                                          --------------------------------                        --------------

                                                       HIGHEST
                                                     ANNIVERSARY
          PROTECTED                                   VALUE TO      ROLL-UP TO
END OF     BENEFIT   RETURN OF       RMD WEALTH        AGE 85         AGE 85       ''GREATER
CONTRACT   ACCOUNT   PRINCIPAL      GUARD DEATH        BENEFIT       BENEFIT      OF'' BENEFIT     GMIB BENEFIT
 YEAR       VALUE   BENEFIT BASE    BENEFIT BASE        BASE           BASE           BASE             BASE
----------------------------------------------------------------------------------------------------------------
   1      $103,000    $100,000/(1)/   $103,000/(2)/  $103,000/(4)/  $104,000        $104,000/(7)/    $104,000
----------------------------------------------------------------------------------------------------------------
   2      $107,120    $100,000/(1)/   $107,120/(2)/  $107,120/(4)/  $108,160        $108,160/(7)/    $108,160
----------------------------------------------------------------------------------------------------------------
   3      $113,547    $100,000/(1)/   $113,547/(2)/  $113,547/(4)/  $113,547/(6)/   $113,547/(7)/    $113,547
----------------------------------------------------------------------------------------------------------------
   4      $120,360    $100,000/(1)/   $120,360/(2)/  $120,360/(4)/  $120,360/(6)/   $120,360/(7)/    $120,360
----------------------------------------------------------------------------------------------------------------
   5      $128,785    $100,000/(1)/   $128,785/(2)/  $128,785/(4)/  $128,785/(6)/   $128,785/(7)/    $128,785
----------------------------------------------------------------------------------------------------------------
   6      $126,210    $100,000/(1)/   $128,785/(3)/  $128,785/(5)/  $133,937        $133,937/(7)/    $133,937
----------------------------------------------------------------------------------------------------------------
   7      $128,734    $100,000/(1)/   $128,785/(3)/  $128,785/(5)/  $139,294        $139,294/(7)/    $139,294
----------------------------------------------------------------------------------------------------------------

PROTECTED BENEFIT ACCOUNT VALUE

The Protected Benefit account values for contract years 1 through 7 are based on hypothetical rates of return of 3.00%, 4.00%, 6.00%, 6.00%, 7.00%, (2.00)%, and 2.00%, respectively. We are using these rates solely to illustrate how the benefit is calculated. The rates of return bear no relationship to past or future investment results.

For example, at the end of contract year 1, the Protected Benefit account value equals $103,000
Calculated as follows: $100,000 x (1+3.00%) = $103,000

Your applicable death benefit in connection with the Protected Benefit variable investment options is equal to the Protected Benefit account value or the Guaranteed minimum death benefit base, if greater.

GUARANTEED MINIMUM INCOME BENEFIT

GMIB BENEFIT BASE

The example assumes no withdrawals under the contract, therefore the Deferral Roll-up rate would apply. At the end of contract year 1, the GMIB benefit base is equal to the initial contribution to the Protected Benefit account, multiplied by [1+ the Deferral Roll-up rate of 4.00%]. For contract years 2, 6 and 7, the GMIB benefit base is equal to the previous year's GMIB benefit base multiplied by [1+ the Deferral Roll-up rate of 4.00%]. At the end of contract years 3 through 5, the GMIB benefit base is reset to the current Protected Benefit account value.

For example:

..   At the end of contract year 2, the GMIB benefit base equals $108,160
   Calculated as follows: $104,000 x (1+4.00%) = $108,160

..   At the end of contract year 4, the GMIB benefit base equals $120,360
   The GMIB benefit base is being 'reset' to equal the Protected Benefit account value of $120,360

GUARANTEED MINIMUM DEATH BENEFIT

RETURN OF PRINCIPAL BENEFIT BASE

(1)At the end of contract years 1 through 7, the Return of Principal death benefit base is equal to the initial contribution to the Protected Benefit account variable investment options.

                                     III-1

                APPENDIX III: GUARANTEED BENEFIT BASE EXAMPLES

RMD WEALTH GUARD BENEFIT BASE

(2)At the end of contract years 1 through 5, the RMD Wealth Guard death benefit base is equal to the current Protected Benefit account value.

For example:

  . At the end of contract year 2, the RMD Wealth Guard death benefit base equals the Protected Benefit account value of $107,120.

(3)At the end of contract years 6 and 7, the RMD Wealth Guard death benefit base is equal to the RMD Wealth Guard death benefit base at the end of the prior year since it is higher than the current Protected Benefit account value.

For example:

  . At the end of contract year 6, the RMD Wealth Guard death benefit base equals $128,785 or the RMD Wealth Guard death benefit base at the end of year 5.

HIGHEST ANNIVERSARY VALUE BENEFIT BASE

(4)At the end of contract years 1 through 5, the Highest Anniversary Value benefit base is equal to the current Protected Benefit account value.

For example:

  . At the end of contract year 2, the Highest Anniversary Value benefit base equals the Protected Benefit account value of $107,120

(5)At the end of contract years 6 and 7, the benefit base is equal to the Highest Anniversary Value benefit base at the end of the prior year since it is higher than the current Protected Benefit account value.

For example:

  . At the end of contract year 6, Highest Anniversary Value benefit base equals $128,785 or the Highest Anniversary Value benefit base at the end of year 5.

ROLL-UP TO AGE 85 BENEFIT BASE

The example assumes no withdrawals under the contract, therefore the Deferral Roll-up rate would apply. The Deferral Roll-up rate for the Roll-up to age 85 benefit base is assumed to be the Deferral Roll-up rate, which is 4.00%. At the end of contract year 1, the Roll-up to age 85 benefit base is equal to the initial contribution to the Protected Benefit account, multiplied by [1 + the Deferral Roll-up rate of 4.00%]. At the end of contract years 2, 6 and 7, the Roll-up to age 85 benefit base is equal to the previous year's Roll-up to age 85 benefit base, multiplied by [1 + the Deferral Roll-up rate of 4.00%]. At the end of contract years 3 through 5, the Roll-up to age 85 benefit base is reset to the current Protected Benefit account value.

For example:

  .   At the end of contract year 2, Roll-up to age 85 benefit base equals
      $108,160
       Calculated as follows: $104,000 x (1+4.00%) = $108,160

(6)At the end of contract year 4, the Roll-up to age 85 benefit base is reset to the current account value.

  .   At the end of contract year 4, Roll-up to age 85 benefit base equals
      $120,360
       The GMIB benefit base is being "reset" to equal the Protected Benefit account value of $120,360

"GREATER OF" DEATH BENEFIT BASE

The "Greater of" death benefit base is the greater of (i) the Roll-up to age 85 benefit base, and (ii) the Highest Anniversary Value benefit base.

(7)At the end of contract years 1 through 7, the benefit base is based on the Roll-Up to age 85 benefit base.

For example:

  . At the end of contract year 6, Greater of Death Benefit Base equals the Roll-Up to age 85 benefit base of $133,937

                                     III-2

                APPENDIX III: GUARANTEED BENEFIT BASE EXAMPLES

Appendix IV: Hypothetical illustrations

--------------------------------------------------------------------------------

ILLUSTRATION OF ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED MINIMUM BENEFITS


The following table illustrates the changes in account values (Investment account value and Protected Benefit account value), cash value and the values of the "Greater of" death benefit, the Guaranteed minimum income benefit ("GMIB"), and the Annual withdrawal amount, under certain hypothetical circumstances for the Retirement Cornerstone(R) Series E contract. The table illustrates the operation of the contract based on a male, issue age 65, who makes a single $100,000 contribution and takes no withdrawals. Also, the table illustrates that $60,000 is allocated to the Protected Benefit account variable investment options, and $40,000 is allocated to the Investment account variable investment options. The amounts shown are for the beginning of each contract year and assume that all of the account values are invested in Portfolios that achieve investment returns at constant gross annual rates of 0% and 6% (i.e., before any investment management fees, 12b-1 fees or other expenses are deducted from the underlying Portfolio assets). After the deduction of the arithmetic average of the investment management fees, 12b-1 fees and other expenses of all of the underlying portfolios (as described below), the corresponding net annual rates of return would be (2.44)%, 3.56% for the Series E Protected Benefit account variable investment options and (2.72)%, 3.28% for the Series E Investment account variable investment options.


These net annual rates of return reflect the trust and separate account level charges, but they do not reflect the charges we deduct from your Protected Benefit account value annually for the "Greater of" death benefit and GMIB features, as well as the annual administrative charge. If the net annual rates of return did reflect these charges, the net annual rates of return shown would be lower; however, the values shown in the following table reflects the following contract charges: the "Greater of" death benefit charge, the GMIB charge, any applicable administrative charge. Please note that charges for the "Greater of" death benefit and GMIB are always deducted from the Protected Benefit account value.

The values shown under "Next Year's Annual withdrawal amount" for ages 70 through 95 reflect the Annual withdrawal amount available without reducing the "Greater of" death benefit base or GMIB benefit base. A "0" under the Protected Benefit account value column at age 95 indicates that the "Greater of" death benefit has terminated due to insufficient account value. However, the Lifetime GMIB payments under the GMIB have begun, and the owner is receiving lifetime payments.


With respect to fees and expenses deducted from assets of the underlying portfolios, the amounts shown in the table reflects (1) investment management fees equivalent to an effective annual rate of 0.37% for the Protected Benefit account variable investment options and of 0.58% for the Investment account variable investment options, (2) an assumed average asset charge for all other expenses of the underlying portfolios equivalent to an effective annual rate of 0.52% for the Protected Benefit account variable investment options and 0.59% for the Investment account variable investment options and (3) 12b-1 fees equivalent to an effective annual rate of 0.25% for the Protected Benefit account variable investment options and 0.25% for the Investment account variable investment options. These rates are the arithmetic average for all Portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that account values are allocated equally among the Protected Benefit account variable investment options and Investment account variable investment options, respectively. The actual rates associated with any contract will vary depending upon the actual allocation of the Total account value among the investment options. These rates do not reflect the fees and expenses for the AXA Ultra Conservative Strategy Portfolio, which is not available for direct allocations. These rates also do not reflect expense limitation arrangements in effect with respect to certain of the underlying portfolios as described in the prospectuses for the underlying portfolios. With these expense limitation arrangements, the charges shown above would be lower. This would result in higher values than those shown in the following tables.


Because your circumstances will no doubt differ from those in the illustration that follows, values under your contract will differ, in most cases substantially. Please note that in certain states, we apply annuity purchase factors that are not based on the sex of the annuitant. Upon request, we will furnish you with a personalized illustration.

                    APPENDIX IV: HYPOTHETICAL ILLUSTRATIONS

ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED
BENEFITS

VARIABLE DEFERRED ANNUITY
RETIREMENT CORNERSTONE - SERIES E
$100,000 SINGLE CONTRIBUTION AND NO WITHDRAWALS
MALE, ISSUE AGE 65
BENEFITS:
   "GREATER OF" DEATH BENEFIT
   GUARANTEED MINIMUM INCOME BENEFIT - TWO YEAR LOCK


-----------------------------------------------------------------------------------------------------------

                                                              PROTECT        GUARANTEE
                                                              -------        ---------

                              PROTECTED                                                      NEXT YEAR'S
    CONTRACT   INVESTMENT      BENEFIT                     "GREATER OF"    GMIB BENEFIT   ANNUAL WITHDRAWAL
AGE   YEAR   ACCOUNT VALUE  ACCOUNT VALUE CASH VALUE/(+)/  DEATH BENEFIT       BASE            AMOUNT
-----------------------------------------------------------------------------------------------------------
               0%     6%      0%     6%     0%      6%      0%      6%      0%      6%      0%       6%
-----------------------------------------------------------------------------------------------------------
65      0    40,000  40,000 60,000 60,000 100,000 100,000  60,000  60,000  60,000  60,000       0         0
-----------------------------------------------------------------------------------------------------------
66      1    38,911  41,311 57,103 60,703  96,014 102,014  62,400  62,400  62,400  62,400   2,496     2,496
-----------------------------------------------------------------------------------------------------------
67      2    37,852  42,666 54,218 61,373  92,071 104,038  64,896  64,896  64,896  64,896   2,596     2,596
-----------------------------------------------------------------------------------------------------------
68      3    36,822  44,064 51,345 62,007  88,167 106,071  67,492  67,492  67,492  67,492   2,700     2,700
-----------------------------------------------------------------------------------------------------------
69      4    35,820  45,509 48,479 62,602  84,299 108,111  70,192  70,192  70,192  70,192   2,808     2,808
-----------------------------------------------------------------------------------------------------------
70      5    34,845  47,001 45,619 63,154  80,464 110,154  72,999  72,999  72,999  72,999   2,920     2,920
-----------------------------------------------------------------------------------------------------------
71      6    33,896  48,541 42,761 63,658  76,657 112,199  75,919  75,919  75,919  75,919   3,037     3,037
-----------------------------------------------------------------------------------------------------------
72      7    32,974  50,133 39,903 64,110  72,877 114,243  78,956  78,956  78,956  78,956   3,158     3,158
-----------------------------------------------------------------------------------------------------------
73      8    32,076  51,776 37,042 64,505  69,118 116,282  82,114  82,114  82,114  82,114   3,285     3,285
-----------------------------------------------------------------------------------------------------------
74      9    31,203  53,474 34,175 64,840  65,378 118,313  85,399  85,399  85,399  85,399   3,416     3,416
-----------------------------------------------------------------------------------------------------------
75     10    30,354  55,227 31,299 65,107  61,653 120,334  88,815  88,815  88,815  88,815   3,553     3,553
-----------------------------------------------------------------------------------------------------------
80     15    26,412  64,892 16,686 65,240  43,098 130,132 108,057 108,057 108,057 108,057   4,322     4,322
-----------------------------------------------------------------------------------------------------------
85     20    23,004  76,250  1,390 62,728  24,395 138,978 131,467 131,467 131,467 131,467   5,259     5,259
-----------------------------------------------------------------------------------------------------------
90     25    20,036  89,594      0 57,491  20,036 147,085       0 131,467       0 159,950 *$7,673     6,398
-----------------------------------------------------------------------------------------------------------
95     30    17,450 105,275      0 49,276  17,450 154,551       0 131,467       0 194,604   7,673 **$15,220
-----------------------------------------------------------------------------------------------------------

*  Payments of $7,673 will continue as lifetime payments
** Payments of at least $15,220 will continue as lifetime payments

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE PROTECTION BENEFIT ACCOUNT VALUE, INVESTMENT ACCOUNT VALUE, CASH VALUE AND GUARANTEED BENEFITS FOR A CONTRACT WOULD BE DIFFERENT FROM THE ONES SHOWN IF THE ACTUAL GROSS RATE OF INVESTMENT RETURN AVERAGED 0% OR 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL CONTRACT YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD BE NEGATIVE.

                    APPENDIX IV: HYPOTHETICAL ILLUSTRATIONS

Appendix V: State contract availability and/or variations of certain features and benefits

--------------------------------------------------------------------------------

The following information is a summary of the states where the Retirement Cornerstone(R) Series E contracts or certain features and/or benefits are either not available as of the date of this Prospectus or vary from the contract's features and benefits as previously described in this Prospectus. Certain features and/or benefits may have been approved in your state after your contract was issued and cannot be added. Please contact your financial professional for more information about availability in your state.

STATES WHERE CERTAIN RETIREMENT CORNERSTONE(R) SERIES E CONTRACT'S FEATURES AND/OR BENEFITS ARE NOT AVAILABLE OR VARY:


----------------------------------------------------------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
----------------------------------------------------------------------------------------------------------------------------------
ALABAMA      See "Your right to cancel within  If you reside in the state of Alabama, you
             a certain number of days" in      may cancel your variable annuity contract
             "Contract features and benefits"  and return it to us within 15 days from the date you received it. Your refund will
                                               equal your account value under the contract
                                               on the day we receive notification to
                                               cancel the contract.
----------------------------------------------------------------------------------------------------------------------------------
CALIFORNIA   See "We require that the          You are not required to use our forms when
             following types of                making a transaction request. If a written
             communications be on specific     request contains all the information
             forms we provide for that         required to process the request, we will
             purpose (and submitted in the     honor it. Although you are not required to
             manner that the forms specify)"   use our withdrawal request form, if you do
             in "Who is AXA Equitable" and     not specify whether we should process a
             "Effect of Excess withdrawals"    withdrawal that results in an Excess
             in "Contract features and         withdrawal, and the transaction results in
             benefits"                         an Excess withdrawal, we will not process
                                               that request.
             See "Asset transfer program       If you elect the GMIB, the ATP will
             ("ATP")" in "Contract features    commence on the valuation day of your
             and benefits"                     second monthiversary.
             See "Your right to cancel within  If you reside in the state of California
             a certain number of days" in      and you are age 60 or older at the time the
             "Contract features and benefits"  contract is issued, you may return your
                                               Retirement Cornerstone(R) Series E contract
                                               within 30 days from the date that you
                                               receive it and receive a refund as
                                               described below. This is also referred to
                                               as the ''free look'' period.
                                               If you allocate your entire initial
                                               contribution to the EQ/Money Market
                                               variable investment option (and/or
                                               guaranteed interest option, if available),
                                               the amount of your refund will be equal to
                                               your contribution, unless you make a
                                               transfer, in which case the amount of your
                                               refund will be equal to your Total account
                                               value on the date we receive your request
                                               to cancel at our processing office. This
                                               amount could be less than your initial
                                               contribution. If you allocate any portion
                                               of your initial contribution to the
                                               variable investment options (other than the
                                               EQ/Money Market variable investment
                                               option), your refund will be equal to your
                                               Total account value on the date we receive
                                               your request to cancel at our processing
                                               office.
             See ''Transfers of ownership,     Guaranteed benefits do not terminate upon a
             collateral assignments, loans     change of owner or absolute assignment of
             and borrowing'' in ''More         the contract. Guaranteed benefits will
             Information''                     continue to be based on the original
                                               measuring life (i.e., owner, older joint
                                               owner, annuitant, older joint annuitant).
----------------------------------------------------------------------------------------------------------------------------------
COLORADO     See "Your right to cancel within  If you reside in the state of Colorado, you
             a certain number of days" in      may cancel your variable annuity contract
             "Contract features and benefits"  and return it to us within 15 days from the date you received it. Your refund will
                                               equal your account value under the contract
                                               on the day we receive notification to
                                               cancel the contract.
----------------------------------------------------------------------------------------------------------------------------------
CONNECTICUT  See "Charge for each additional   The charge for transfers does not apply.
             transfer in excess of 12
             transfers per contract year" in
             "Fee table" and "Transfer
             charge" in "Charges and expenses"
----------------------------------------------------------------------------------------------------------------------------------


                                      V-1

     APPENDIX V: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN
                             FEATURES AND BENEFITS

----------------------------------------------------------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
----------------------------------------------------------------------------------------------------------------------------------
CONNECTICUT  See "GMIB "no lapse               The no-lapse guarantee will not terminate
(CONTINUED)  guarantee"" under "Guaranteed     if your aggregate withdrawals from your
             minimum income benefit" in        Protected Benefit account in any contract
             "Contract features and benefits"  year following the contract year in which you first fund your Protected Benefit
                                               Account exceed your Annual Withdrawal
                                               Amount unless the excess withdrawal drives
                                               your account value to zero.
             See "Disruptive transfer          The ability to restrict transfers due to
             activity" in "Transferring your   market timing can only be determined by the
             money among investment options"   underlying fund managers. AXA Equitable's
                                               right to restrict transfers due to market
                                               timing does not apply.
             See "Transfer Charge" in          The charge for excessive transfers does not
             "Charges and Expenses"            apply.
                                               The ability to reserve the right to impose
                                               a limit on the number of free transfers
                                               does not apply.
             See "Special service charges" in  The charge for third-party transfers or
             "Charges and Expenses"            exchanges does not apply.
                                               The maximum charge for check preparation is
                                               $9 per occurrence.

             See "Misstatement of age" in      We will not deduct interest for any
             "More information"                overpayments made by us due to a
                                               misstatement of age or sex. Any
                                               overpayments will be deducted from future
                                               payments.

             See "Transfers of ownership,      Benefits terminate upon any change of owner
             collateral assignments, loans     who is the measuring life, unless the
             and borrowing" in "More           change of ownership is due to a divorce
             information"                      where the spouse is awarded 100% of the
                                               account value and chooses to continue the
                                               contract in his or her name and meets the
                                               age requirements of the applicable benefit
                                               on the date the change in ownership occurs.
                                               Benefits do not terminate upon assignment.
                                               Your contract cannot be assigned to an
                                               institutional investor or settlement
                                               company, either directly or indirectly, nor
                                               may the ownership be changed to an
                                               institutional investor or settlement
                                               company.
----------------------------------------------------------------------------------------------------------------------------------
DELAWARE     See "Your right to cancel within  If you reside in the state of Delaware, at
             a certain number of days" in      the time the contract was issued, you may
             "Contract features and benefits"  return your Retirement Cornerstone(R)
                                               Series E replacement contract within 20
                                               days from the date you received it and
                                               receive a full refund of your contribution.

             See "Greater of death benefit"    If the Guaranteed minimum income benefit is
             under "Guaranteed benefit         elected or if the Guaranteed minimum income
             charges" in "Charges and          benefit is elected with the Return of
             expenses"                         Principal death benefit, Highest
                                               Anniversary Value death benefit, or
                                               "Greater of" death benefit, the maximum
                                               charge for each benefit is 1.65%. If the
                                               RMD Wealth Guard death benefit is elected
                                               the maximum charge is 1.40%.
----------------------------------------------------------------------------------------------------------------------------------
FLORIDA      See "How you can purchase and     In the second paragraph of this section,
             contribute to your contract" in   item (ii) regarding the $2,500,000
             "Contract features and benefits"  limitation on contributions is deleted. The remainder of this section is unchanged.

             See "How you can purchase and     We may not discontinue the acceptance of
             contribute to your contract" in   contributions.
             "Contract features and benefits"

             See "When to expect payments" in  For any payment we defer for more than 30
             "Accessing your money"            days, we will pay interest to that payment
                                               based on an annual interest rate that is
                                               equal to, or greater than, the Moody's
                                               Corporate Bond Yield Average Monthly
                                               Corporate Rate.

             See "Selecting an annuity payout  The following sentence replaces the first
             option" under "Your annuity       sentence of the second paragraph in this
             payout options" in "Accessing     section:
             your money"

             See "Annuity maturity date"       Requests to start receiving annuity
             under "Your annuity payout        payments before the maturity date must be
             options" in "Accessing your       made in writing at least 30 days prior to
             money"                            the date annuity payments are to begin.

             See "Special service charges" in  The charge for third-party transfer or
             "Charges and expenses"            exchange applies to any transfer or
                                               exchange of your contract, even if it is to
                                               another contract issued by AXA Equitable.
                                               We will not impose a charge for third-party
                                               transfers or exchanges if the contract
                                               owner is age 65 or older at issue.
----------------------------------------------------------------------------------------------------------------------------------


                                      V-2

     APPENDIX V: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN
                             FEATURES AND BENEFITS

----------------------------------------------------------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
----------------------------------------------------------------------------------------------------------------------------------
FLORIDA                                        You can choose the date annuity payments
(CONTINUED)                                    begin but it may not be earlier than twelve
                                               months from the Retirement Cornerstone(R)
                                               Series E contract date.

             See "Your right to cancel within  If you reside in the state of Florida, you
             a certain number of days" in      may cancel your variable annuity contract
             "Contract features and benefits"  and return it to us within 21 days from the date that you receive it. You will receive
                                               an unconditional refund equal to the
                                               greater of the cash surrender value
                                               provided in the annuity contract, plus any
                                               fees or charges deducted from the
                                               contributions or imposed under the
                                               contract, or a refund of all contributions
                                               paid.

             See "Transferring your account    We may not require a minimum time period
             value" in "Transferring your      between transfers or establish a daily
             money among investment options"   maximum transfer limit.

             See "Check preparation charge"    The maximum charge for check preparation is
             under "Special service charges"   $25.
             in "Charges and expenses"

             See "Misstatement of age" in      After the second contract date anniversary,
             "More information"                Guaranteed benefits may not be terminated
                                               for misstatement of age.

             See "Transfers of ownership,      Your Guaranteed benefits will terminate
             collateral assignments, loans     with all transfers of ownership, even with
             and borrowing" in "More           a change of owner from a trust to an
             information"                      individual, unless the change of ownership
                                               is due to a divorce where the spouse is
                                               awarded 100% of the Total account value,
                                               chooses to continue the contract in his or
                                               her name and meets the age requirements of
                                               the applicable rider on the date the change
                                               in ownership occurs.
----------------------------------------------------------------------------------------------------------------------------------
IOWA         See "Your right to cancel within  If you reside in the state of Iowa, you may
             a certain number of days" in      cancel your variable annuity contract and
             "Contract features and benefits"  return it to us within 15 days from the date you received it. Your refund will
                                               equal your account value under the contract
                                               on the day we receive notification to
                                               cancel the contract.
----------------------------------------------------------------------------------------------------------------------------------
NEW YORK     See "Greater of" death benefit    The "Greater of" death benefit and the RMD
             and RMD Wealth Guard death        Wealth Guard death benefit are not
             benefit in "Definitions of key    available. The only Guaranteed minimum
             terms", in "Guaranteed minimum    death benefits that are available are the
             death benefits" and throughout    Return of Principal death benefit and the
             this Prospectus.                  Highest Anniversary Value death benefit.
                                               Both of these death benefits are available
                                               in combination with the Guaranteed minimum
                                               income benefit. They are also available
                                               without the Guaranteed minimum income
                                               benefit.

             See "GMIB Benefit base" under     For the GMIB, there are caps on the GMIB
             "Guaranteed minimum income        benefit base, which are based on a
             benefit" in "Contract features    percentage of total contributions and
             and benefits"                     transfers to the Protected Benefit account:


                                    Initial      Cap Amount
                                    Funding Age  ----------
                                    -----------
                                    20-49        350% on GMIB benefit base
                                    50+          No Cap on GMIB benefit base


                                 The cap is determined by the age of the
                                 owner at the time of first funding of the Protected Benefit account. If the
                                 Protected Benefit account is funded at age
                                 50 or greater there is no cap. If the
                                 Protected Benefit account is funded at
                                 ages 20 to 49, the cap percentage is set to 350% and does not change for the life of the contract, unless there is a GMIB benefit base reset at age 50 or greater.
                                 If there is a GMIB benefit base reset at age 50 or greater, there is no cap, regardless of the age of the owner at first funding. If there is a GMIB benefit base reset prior to age 50, the GMIB benefit base will be capped at 350%, multiplied by the Protected Benefit account value at time of the GMIB benefit base reset, plus 350% of all contributions and transfers made to the Protected
                                 Benefit account after the reset. Neither a GMIB benefit base reset nor withdrawals from your Protected Benefit account will lower the cap amount.

  See "Withdrawals treated as    We do not have the right to terminate the
  surrenders" in "Accessing      contract if no contributions are made
  your money"                    during the last three contract years and
                                 the cash value is less than $500.

  See "Your annuity payout       Your choice of annuity payout options
  options" in "Accessing your    includes a straight life fixed income
  money"                         annuity.
------------------------------------------------------------------------------------------------------------------


                                      V-3

     APPENDIX V: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN
                             FEATURES AND BENEFITS

------------------------------------------------------------------------------------------------------------------------------
 STATE        FEATURES AND BENEFITS          AVAILABILITY OR VARIATION
------------------------------------------------------------------------------------------------------------------------------

NEW YORK      See "Charges and expenses"     Deductions for charges from the guaranteed
(CONTINUED)                                  interest option and the Special DCA
                                             account are not permitted.
                                             The charge for third-party transfer or
                                             exchange does not apply.
                                             The check preparation charge does not
                                             apply.

              See "Transfers of ownership,   Collateral assignments are not limited to
              collateral assignments, loans  the period prior to the first contract
              and borrowing" in "More        date anniversary. You may assign all or a
              information"                   portion of your NQ contract at any time,
                                             pursuant to the terms described in this
                                             Prospectus.
------------------------------------------------------------------------------------------------------------------------------
NORTH DAKOTA  See "Your right to cancel      If you reside in the state of North Dakota
              within a certain number of     at the time the contract is issued, you
              days" in "Contract features    may return your Retirement Cornerstone(R)
              and benefits"                  Series E contract within 20 days from the
                                             date that you receive it and receive a
                                             full refund of your contributions.

              See "Your beneficiary and      Amounts allocated to the Guaranteed
              payment of benefit" in         interest option will continue to earn
              "Payment of death benefit"     interest until the applicable death
                                             benefit is paid. This means that your
                                             death benefit (other than the applicable
                                             guaranteed minimum death benefit) will be
                                             increased by the amount of interest
                                             credited to any assets in the Guaranteed
                                             interest option up until the date on which
                                             we pay the death benefit.
------------------------------------------------------------------------------------------------------------------------------
PUERTO RICO   IRA and Roth IRA               Available for direct rollovers from U.S.
                                             source 401(a) plans and direct transfers
                                             from the same type of U.S. source IRAs.
              QP (Defined Benefit) contracts Not Available

              See "Purchase considerations   We do not offer contracts to charitable
              for a charitable remainder     remainder trusts in Puerto Rico.
              trust" under "Owner and
              annuitant requirements" in
              "Contract features and
              benefits"

              See "How you can make          Specific requirements for purchasing QP
              contributions" in "Contract    contracts in Puerto Rico are outlined
              features and benefits"         below in "Purchase considerations for QP
                                             (Defined Contribution) contracts in Puerto
                                             Rico".

              See "Guaranteed minimum        Restrictions for the GMIB on a Puerto Rico
              income benefit" in "Contract   QPDC contract are described below, under
              features and benefits"         "Purchase considerations for QP (Defined
                                             Contribution) contracts in Puerto Rico",
                                             and in your contract.

              See "Transfers of ownership,   Transfers of ownership of QP contracts are
              collateral assignments, loans  governed by Puerto Rico law. Please
              and borrowing" in "More        consult your tax, legal or plan advisor if
              information"                   you intend to transfer ownership of
                                             your contract.

              "Purchase considerations for   PURCHASE CONSIDERATIONS FOR QP (DEFINED
              QP (Defined Contribution)      CONTRIBUTION) CONTRACTS IN PUERTO RICO:
              contracts in Puerto Rico" --   Trustees who are considering the purchase
              this section replaces          of a Retirement Cornerstone(R) Series E QP
              "Appendix II: Purchase         contract in Puerto Rico should discuss
              considerations for QP          with their tax, legal and plan advisors
              contracts" in this Prospectus. whether this is an appropriate investment vehicle for the employer's plan. Trustees
                                             should consider whether the plan
                                             provisions permit the investment of plan
                                             assets in the QP contract, the Guaranteed
                                             minimum income benefit, and the payment of
                                             death benefits in accordance with the
                                             requirements of Puerto Rico income tax
                                             rules. The QP contract and this Prospectus
                                             should be reviewed in full, and the
                                             following factors, among others, should be
                                             noted.

                                             LIMITS ON CONTRACT OWNERSHIP
                                             .   The QP contract is offered only as a
                                                 funding vehicle to qualified plan
                                                 trusts of single participant defined
                                                 contribution plans that are
                                                 tax-qualified under Puerto Rico law,
                                                 not United States law. The contract is
                                                 not available to US qualified plans or
                                                 to defined benefit plans qualifying
                                                 under Puerto Rico law.

                                             .   The QP contract owner is the qualified
                                                 plan trust. The annuitant under the
                                                 contract is the self-employed Puerto
                                                 Rico resident, who is the sole plan
                                                 participant.
------------------------------------------------------------------------------------------------------------------------------


                                      V-4

     APPENDIX V: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN
                             FEATURES AND BENEFITS

--------------------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS          AVAILABILITY OR VARIATION
--------------------------------------------------------------------------------------------

PUERTO RICO                                 .   This product should not be purchased
(CONTINUED)                                     if the self-employed individual
                                                anticipates having additional
                                                employees become eligible for the
                                                plan. We will not allow additional
                                                contracts to be issued for
                                                participants other than the original
                                                business owner.

                                            .   If the business that sponsors the plan
                                                adds another employee who becomes
                                                eligible for the plan, no further
                                                contributions may be made to the
                                                contract. If the employer moves the
                                                funds to another funding vehicle that
                                                can accommodate more than one
                                                employee, this move could result in
                                                the loss of guaranteed benefits in the
                                                contract.

                                            LIMITS
                                            ON
                                            CONTRIBUTIONS:

                                            .   All contributions must be direct
                                                transfers from other investments
                                                within an existing qualified plan
                                                trust.

                                            .   Employer payroll contributions are not
                                                accepted.

                                            .   Only one additional transfer
                                                contribution may be made per contract
                                                year.

                                            .   Checks written on accounts held in the
                                                name of the employer instead of the
                                                plan or the trustee will not be
                                                accepted.

                                            .   As mentioned above, if a new employee
                                                becomes eligible for the plan, the
                                                trustee will not be permitted to make
                                                any further contributions to the
                                                contract established for the original
                                                business owner.
                                            LIMITS
                                            ON
                                            PAYMENTS:
                                            .   Loans are not available under the
                                                contract.

                                            .   All payments are made to the plan
                                                trust as owner, even though the plan
                                                participant/annuitant is the ultimate
                                                recipient of the benefit payment.

                                            .   AXA Equitable does no tax reporting or
                                                withholding of any kind. The plan
                                                administrator or trustee will be
                                                solely responsible for performing or
                                                providing for all such services.

                                            .   AXA Equitable does not offer contracts
                                                that qualify as IRAs under Puerto Rico
                                                law. The plan trust will exercise the
                                                GMIB and must continue to hold the
                                                supplementary contract for the
                                                duration of the GMIB payments. The
                                                contract cannot be converted to an IRA.

                                            PLAN
                                            TERMINATION:
                                            .   If the plan participant terminates the
                                                business, and as a result wishes to
                                                terminate the plan, the trust would
                                                have to be kept in existence to
                                                receive payments. This could create
                                                expenses for the plan.

                                            .   If the plan participant terminates the
                                                plan and the trust is dissolved, or if
                                                the plan trustee (which may or may not
                                                be the same as the plan participant)
                                                is unwilling to accept payment to the
                                                plan trust for any reason, AXA
                                                Equitable would have to change the
                                                contract from a Puerto Rico QP to NQ
                                                in order to make payments to the
                                                individual as the new owner. Depending
                                                on when this occurs, it could be a
                                                taxable distribution from the plan,
                                                with a potential tax of the entire
                                                account value of the contract. Puerto
                                                Rico income tax withholding and
                                                reporting by the plan trustee could
                                                apply to the distribution transaction.

                                            .   If the plan trust is receiving GMIB
                                                payments and the trust is subsequently
                                                terminated, transforming the contract
                                                into an individually owned NQ
                                                contract, the trustee would be
                                                responsible for the applicable Puerto
                                                Rico income tax withholding and
                                                reporting on the present value of the
                                                remaining annuity payment stream.

                                            .   AXA Equitable is a U.S. insurance
                                                company, therefore distributions under
                                                the NQ contract could be subject to
                                                United States taxation and withholding
                                                on a "taxable amount not determined"
                                                basis.

                                            We require owners or beneficiaries of
                                            annuity contracts in Puerto Rico which are
                                            not individuals to document their status
                                            to avoid 30% FATCA withholding from
                                            U.S.-source income.
--------------------------------------------------------------------------------------------


                                      V-5

     APPENDIX V: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN
                             FEATURES AND BENEFITS

---------------------------------------------------------------------------------------------------------------------------------
 STATE           FEATURES AND BENEFITS          AVAILABILITY OR VARIATION
---------------------------------------------------------------------------------------------------------------------------------

RHODE ISLAND     See "Your right to cancel      If you reside in the state of Rhode
                 within a certain number of     Island, you may cancel your variable
                 days" in "Contract features    annuity contract and return it to us
                 and benefits"                  within 15 days from the date you received
                                                it. Your refund will equal your account
                                                value under the contract on the day we
                                                receive notification to cancel the
                                                contract.
---------------------------------------------------------------------------------------------------------------------------------

TEXAS            See "Your right to cancel      If you reside in the state of Texas, you
                 within a certain number of     may cancel your variable annuity contract
                 days" in "Contract features    and return it to us within 15 days from
                 and benefits"                  the date you received it. Your refund will
                                                equal your account value under the
                                                contract on the day we receive
                                                notification to cancel the contract.
---------------------------------------------------------------------------------------------------------------------------------

WASHINGTON D.C.  See "Your right to cancel      If you reside in the district of
                 within a certain number of     Washington, D.C., at the time the contract
                 days" in "Contract features    was issued, you may return your Retirement
                 and benefits"                  Cornerstone (R) Series E replacement
                                                contract within 10 days from the date you
                                                received it and receive a refund of your
                                                Total account value under the contract on
                                                the day we receive notification to cancel
                                                the contract.
---------------------------------------------------------------------------------------------------------------------------------


                                      V-6

     APPENDIX V: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN
                             FEATURES AND BENEFITS

Appendix VI: Examples of Automatic payment plans

--------------------------------------------------------------------------------

The following examples illustrate the amount of the automatic withdrawals that would be taken under the various payment plans described in "Accessing your money" under "Automatic payment plans." The examples assume a $100,000 allocation to the Protected Benefit account variable investment options with assumed investment performance of 0%. (The last example assumes an allocation to the Investment account.) The examples show how the different automatic payment plans can be used without reducing your GMIB benefit base. The examples are based on the applicable Roll-up rate shown below and assumes that the GMIB benefit base does not reset. Also, the examples reflect the effect on both the GMIB benefit base and the Roll-up to age 85 benefit base (used in the calculation of the "Greater of" death benefit).

MAXIMUM PAYMENT PLAN

FULL ANNUAL WITHDRAWAL AMOUNT PAYMENT

Under this payment plan, you will receive the Annual withdrawal amounts as scheduled payments. In this example, the "Withdrawal" column reflects the Annual withdrawal amounts for the years shown. Amounts in the "Withdrawal" column are calculated by multiplying the "Beginning of the year GMIB benefit base" by the "Annual Roll-up rate" in effect for each year.

--------------------------------------------------------------------------------
        DEFERRAL
      ROLL-UP RATE/
         ANNUAL     BEGINNING OF YEAR GMIB            PERCENTAGE OF GMIB BENEFIT
YEAR  ROLL-UP RATE       BENEFIT BASE      WITHDRAWAL       BASE WITHDRAWN
--------------------------------------------------------------------------------
1       4.8%/(a)/          $100,000          $    0              0.0%
--------------------------------------------------------------------------------
2       4.3%/(a)/          $104,800          $    0              0.0%
--------------------------------------------------------------------------------
3       5.2%/(a)/          $109,306          $    0              0.0%
--------------------------------------------------------------------------------
4       5.4%/(a)/          $114,990          $    0              0.0%
--------------------------------------------------------------------------------
5       5.0%/(a)/          $121,200          $    0              0.0%
--------------------------------------------------------------------------------
6       4.7%/(b)/          $127,260          $5,981              4.7%
--------------------------------------------------------------------------------
7       5.2%/(b)/          $127,260          $6,618              5.2%
--------------------------------------------------------------------------------
8       5.4%/(b)/          $127,260          $6,872              5.4%
--------------------------------------------------------------------------------
9       6.0%/(b)/          $127,260          $7,636              6.0%
--------------------------------------------------------------------------------
10      7.3%/(b)/          $127,260          $9,290              7.3%
--------------------------------------------------------------------------------

(a)the Deferral Roll-up rate applies.
(b)the Annual Roll-up rate applies.

CUSTOMIZED PAYMENT PLANS

GUARANTEED MINIMUM PERCENTAGE

Under this payment plan, you will receive as scheduled payments a withdrawal amount that is based on withdrawal percentage that is fixed at the lowest guaranteed Deferral Roll-up rate or Annual Roll-up rate of 4.0%. In this example, amounts in the "Withdrawal" column are calculated by multiplying the "Beginning of the year GMIB benefit base" by 4.0%.

--------------------------------------------------------------------------------
        DEFERRAL
      ROLL-UP RATE/
         ANNUAL     BEGINNING OF YEAR GMIB            PERCENTAGE OF GMIB BENEFIT
YEAR  ROLL-UP RATE       BENEFIT BASE      WITHDRAWAL       BASE WITHDRAWN
--------------------------------------------------------------------------------
 1      4.8%/(a)/          $100,000          $    0              0.0%
--------------------------------------------------------------------------------
 2      4.3%/(a)/          $104,800          $    0              0.0%
--------------------------------------------------------------------------------
 3      5.2%/(a)/          $109,306          $    0              0.0%
--------------------------------------------------------------------------------
 4      5.4%/(a)/          $114,990          $    0              0.0%
--------------------------------------------------------------------------------
 5      5.0%/(a)/          $121,200          $    0              0.0%
--------------------------------------------------------------------------------
 6      4.7%/(b)/          $127,260          $5,090              4.0%
--------------------------------------------------------------------------------
 7      5.2%/(b)/          $128,151          $5,126              4.0%
--------------------------------------------------------------------------------
 8      5.4%/(b)/          $129,688          $5,188              4.0%
--------------------------------------------------------------------------------

               APPENDIX VI: EXAMPLES OF AUTOMATIC PAYMENT PLANS

--------------------------------------------------------------------------------
        DEFERRAL
      ROLL-UP RATE/
         ANNUAL     BEGINNING OF YEAR GMIB            PERCENTAGE OF GMIB BENEFIT
YEAR  ROLL-UP RATE       BENEFIT BASE      WITHDRAWAL       BASE WITHDRAWN
--------------------------------------------------------------------------------
9       6.0%/(b)/          $131,504          $5,260              4.0%
--------------------------------------------------------------------------------
10      7.3%/(b)/          $134,134          $5,365              4.0%
--------------------------------------------------------------------------------

(a)the Deferral Roll-up rate applies.
(b)the Annual Roll-up rate applies.

FIXED PERCENTAGE BELOW THE ANNUAL ROLL-UP RATE (1.0% BELOW)

Under this payment plan, you will receive as scheduled payments a withdrawal amount that is based on a fixed percentage that is less than the applicable Annual Roll-up rate in effect for each contract year. In this example, the contract owner has requested that we pay scheduled payments that are 1.00% below the Annual Roll-up rate in effect for each year. Amounts in the "Withdrawal" column are calculated by multiplying the "Beginning of the year GMIB benefit base" by the "Percentage of GMIB benefit base withdrawn."

-----------------------------------------------------------------------------------
        DEFERRAL
      ROLL-UP RATE/
         ANNUAL     BEGINNING OF YEAR GMIB               PERCENTAGE OF GMIB BENEFIT
YEAR  ROLL-UP RATE       BENEFIT BASE      WITHDRAWAL          BASE WITHDRAWN
-----------------------------------------------------------------------------------
1       4.8%/(a)/          $100,000            $    0                 0.0%
-----------------------------------------------------------------------------------
2       4.3%/(a)/          $104,800            $    0                 0.0%
-----------------------------------------------------------------------------------
3       5.2%/(a)/          $109,306            $    0                 0.0%
-----------------------------------------------------------------------------------
4       5.4%/(a)/          $114,990            $    0                 0.0%
-----------------------------------------------------------------------------------
5       5.0%/(a)/          $121,200            $    0                 0.0%
-----------------------------------------------------------------------------------
6       4.7%/(b)/          $127,260          $5,090/(c)/            4.0%/(c)/
-----------------------------------------------------------------------------------
7       5.2%/(b)/          $128,151            $5,382                 4.2%
-----------------------------------------------------------------------------------
8       5.4%/(b)/          $129,432            $5,695                 4.4%
-----------------------------------------------------------------------------------
9       6.0%/(b)/          $130,726            $6,536                 5.0%
-----------------------------------------------------------------------------------
10      7.3%/(b)/          $132,034            $8,318                 6.3%
-----------------------------------------------------------------------------------

(a)the Deferral Roll-up rate applies.
(b)the Annual Roll-up rate applies.
(c)In contract year 6, the fixed percentage would have resulted in a payment less than 4.0%. In this case, the withdrawal percentage is 4.0%.

FIXED PERCENTAGE OF 5.5%

Under this payment plan, you will receive a withdrawal amount based on a fixed percentage that cannot exceed the Annual Roll-up rate in effect for each year. In this example, the contract owner has elected to receive withdrawals at a fixed percentage of 5.5%. Amounts in the "Withdrawal" column are calculated by multiplying the "Beginning of the year GMIB benefit base" by the "Percentage of GMIB benefit base withdrawn."

-----------------------------------------------------------------------------------
        DEFERRAL
      ROLL-UP RATE/
         ANNUAL     BEGINNING OF YEAR GMIB               PERCENTAGE OF GMIB BENEFIT
YEAR  ROLL-UP RATE       BENEFIT BASE      WITHDRAWAL          BASE WITHDRAWN
-----------------------------------------------------------------------------------
1       4.8%/(a)/          $100,000            $    0              0.0%
-----------------------------------------------------------------------------------
2       4.3%/(a)/          $104,800            $    0              0.0%
-----------------------------------------------------------------------------------
3       5.2%/(a)/          $109,306            $    0              0.0%
-----------------------------------------------------------------------------------
4       5.4%/(a)/          $114,990            $    0              0.0%
-----------------------------------------------------------------------------------
5       5.0%/(a)/          $121,200            $    0              0.0%
-----------------------------------------------------------------------------------
6       4.7%/(b)/          $127,260          $5,981/(c)/         4.7%/(c)/
-----------------------------------------------------------------------------------
7       5.2%/(b)/          $127,260          $6,618/(c)/         5.5%/(c)/
-----------------------------------------------------------------------------------
8       5.4%/(b)/          $127,260          $6,872/(c)/         5.4%/(c)/
-----------------------------------------------------------------------------------
9       6.0%/(b)/          $127,260          $6,999/(c)/         5.2%/(c)/
-----------------------------------------------------------------------------------
10      7.3%/(b)/          $127,896          $7,034/(d)/         5.5%/(d)/
-----------------------------------------------------------------------------------

(a)the Deferral Roll-up rate applies.
(b)the Annual Roll-up rate applies.
(c)In contract years 6, 7 and 8 the contract owner received withdrawal amounts based on the Annual Roll-up rate for each contract year. In each year, the Annual Roll-up rate was less than the withdrawal percentage selected.
(d)In contract years 9 and 10, the contract owner received withdrawal amounts of 5.5% even though the Annual Roll-up rates in effect in those years were greater.

               APPENDIX VI: EXAMPLES OF AUTOMATIC PAYMENT PLANS

FIXED DOLLAR OF $7,000

Under this payment plan, you will receive a withdrawal amount that is based on a fixed dollar amount. The fixed dollar amount may not exceed the Annual withdrawal amount in any contract year. In this example, the contract owner has elected to receive withdrawals of $7,000. Amounts in the "Withdrawal" column are calculated by multiplying the "Beginning of the year GMIB benefit base" by the "Percentage of GMIB benefit base withdrawn."

-----------------------------------------------------------------------------------
        DEFERRAL
      ROLL-UP RATE/
         ANNUAL     BEGINNING OF YEAR GMIB               PERCENTAGE OF GMIB BENEFIT
YEAR  ROLL-UP RATE       BENEFIT BASE      WITHDRAWAL          BASE WITHDRAWN
-----------------------------------------------------------------------------------
1       4.8%/(a)/          $100,000            $    0                 0.0%
-----------------------------------------------------------------------------------
2       4.3%/(a)/          $104,800            $    0                 0.0%
-----------------------------------------------------------------------------------
3       5.2%/(a)/          $109,306            $    0                 0.0%
-----------------------------------------------------------------------------------
4       5.4%/(a)/          $114,990            $    0                 0.0%
-----------------------------------------------------------------------------------
5       5.0%/(a)/          $121,200            $    0                 0.0%
-----------------------------------------------------------------------------------
6       4.7%/(b)/          $127,260          $5,981/(c)/            4.7%/(c)/
-----------------------------------------------------------------------------------
7       5.2%/(b)/          $127,260          $6,618/(c)/            5.2%/(c)/
-----------------------------------------------------------------------------------
8       5.4%/(b)/          $127,260          $6,872/(c)/            5.4%/(c)/
-----------------------------------------------------------------------------------
9       6.0%/(b)/          $127,260            $7,000                 5.5%
-----------------------------------------------------------------------------------
10      7.3%/(b)/          $127,895            $7,000                 5.5%
-----------------------------------------------------------------------------------

(a)the Deferral Roll-up rate applies.
(b)the Annual Roll-up rate applies.
(c)In contract years 6 through 8, the contract owner received the Annual withdrawal amount for those years.

FIXED PERCENTAGE OF 5.50% FROM BOTH YOUR PROTECTED BENEFIT ACCOUNT AND YOUR INVESTMENT ACCOUNT

Under this payment plan, you can receive a fixed dollar amount or an amount based on a fixed percentage as scheduled payments that may be greater than your Annual withdrawal amount. Your Annual withdrawal amount will be withdrawn first. Any requested amount in excess of the Annual withdrawal amount will be withdrawn from your Investment account. In this example, the contract owner has elected to receive withdrawals at a fixed percentage of 5.50%.

--------------------------------------------------------------------------------------------------------
        DEFERRAL
      ROLL-UP RATE                         WITHDRAWAL FROM  ADDITIONAL WITHDRAWAL
         ANNUAL    BEGINNING OF YEAR GMIB PROTECTED BENEFIT    FROM INVESTMENT      PERCENTAGE OF GMIB
YEAR  ROLL-UP RATE      BENEFIT BASE        ACCOUNT VALUE          ACCOUNT        BENEFIT BASE WITHDRAWN
--------------------------------------------------------------------------------------------------------
1      4.8%/(a)/          $100,000             $    0              $    0                  0.0%
--------------------------------------------------------------------------------------------------------
2      4.3%/(a)/          $104,800             $    0              $    0                  0.0%
--------------------------------------------------------------------------------------------------------
3      5.2%/(a)/          $109,306             $    0              $    0                  0.0%
--------------------------------------------------------------------------------------------------------
4      5.4%/(a)/          $114,990             $    0              $    0                  0.0%
--------------------------------------------------------------------------------------------------------
5      5.0%/(a)/          $121,200             $    0              $    0                  0.0%
--------------------------------------------------------------------------------------------------------
6      4.7%/(b)/          $127,260             $5,981              $1,018                  5.5%
--------------------------------------------------------------------------------------------------------
7      5.2%/(b)/          $127,260             $6,618              $ 382                   5.5%
--------------------------------------------------------------------------------------------------------
8      5.4%/(b)/          $127,260             $6,872              $ 127                   5.5%
--------------------------------------------------------------------------------------------------------
9      6.0%/(b)/          $127,260             $6,999              $    0                  5.5%
--------------------------------------------------------------------------------------------------------
10     7.3%/(b)/          $127,896             $7,034              $    0                  5.5%
--------------------------------------------------------------------------------------------------------

(a)the Deferral Roll-up rate applies.
(b)the Annual Roll-up rate applies.

               APPENDIX VI: EXAMPLES OF AUTOMATIC PAYMENT PLANS

Appendix VII: Examples of how withdrawals affect your Guaranteed benefit bases

--------------------------------------------------------------------------------

EXAMPLES FOR GMIB

EXAMPLE #1

As described below, this example assumes that Protected Benefit account value is LESS THAN the GMIB benefit base at the time of the first withdrawal. Assuming $100,000 is invested in the Protected Benefit variable investment options, with no additional contributions, and no transfers, the GMIB benefit base and the Guaranteed minimum death benefit base for an owner age 60 would be calculated as follows:

--------------------------------------------------------------------------------------------------------------------
                                                                        GUARANTEED MINIMUM DEATH BENEFIT
                                                                        --------------------------------

                                                                              HIGHEST
                  PROTECTED                                    RETURN OF    ANNIVERSARY      ROLL-UP
END OF    ASSUMED  BENEFIT                         GMIB        PRINCIPAL       VALUE        TO AGE 85   "GREATER OF"
CONTRACT    NET    ACCOUNT             ROLL-UP    BENEFIT       BENEFIT       BENEFIT        BENEFIT      BENEFIT
 YEAR     RETURN    VALUE   WITHDRAWAL  RATE       BASE          BASE          BASE           BASE          BASE
--------------------------------------------------------------------------------------------------------------------
   0              $100,000                     $100,000/(3)/ $100,000/(1)/  $100,000/(2)/ $100,000/(3)/   $100,000
--------------------------------------------------------------------------------------------------------------------
   1       3.0 %  $103,000    $   0     4.0%   $104,000/(3)/ $100,000/(1)/  $103,000/(2)/ $104,000/(3)/   $104,000
--------------------------------------------------------------------------------------------------------------------
   2       4.0 %  $107,120    $   0     4.0%   $108,160/(3)/ $100,000/(1)/  $107,120/(2)/ $108,160/(3)/   $108,160
--------------------------------------------------------------------------------------------------------------------
   3       6.0 %  $113,547    $   0     4.0%   $113,547/(3)/ $100,000/(1)/  $113,547/(2)/ $113,547/(3)/   $113,547
--------------------------------------------------------------------------------------------------------------------
   4       6.0 %  $120,360    $   0     4.0%   $120,360/(3)/ $100,000/(1)/  $120,360/(2)/ $120,360/(3)/   $120,360
--------------------------------------------------------------------------------------------------------------------
   5       7.0 %  $128,785    $   0     4.0%   $128,785/(3)/ $100,000/(1)/  $128,785/(2)/ $128,785/(3)/   $128,785
--------------------------------------------------------------------------------------------------------------------

CONTRACT YEARS 1-5:

At the end of contract years 1-5, the Guaranteed benefit bases are as follows:

(1)The RETURN OF PRINCIPAL BENEFIT BASE is equal to the initial contribution to the Protected Benefit variable investment options, or $100,000.

(2)The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is equal to the greater of the Protected Benefit account value and the Highest Anniversary Value benefit base as of the last contract date anniversary.

For example:

  . At the end of contract year 3, the Highest Anniversary Value benefit base is $113,547. This is because the Protected Benefit account value ($113,547) is greater than the Highest Anniversary Value benefit base as of the last contract date anniversary.

(3)The ROLL-UP TO AGE 85 BENEFIT BASE AND THE GMIB BENEFIT BASE (the "Roll-up benefit bases") are equal to the Roll-up benefit bases as of the last contract date anniversary plus the Deferral Roll-up amount (the Roll-up benefit bases as of the last contract date anniversary multiplied by the assumed Deferral Roll-up rate). Unless you decline or elect a different annual reset option, you will be enrolled in the automatic annual reset program and your Roll-up benefit bases will automatically "reset" to equal the Protected Benefit account, if higher than the prior Roll-up benefit bases, every contract year from your contract issue date, up to the contract anniversary following your 85th birthday (for the Roll-up to age 85 benefit base) or your 95th birthday (for the GMIB benefit base). Beginning in the contract year that follows the contract year in which you fund your Protected Benefit account, if your Lifetime GMIB payments have not begun, you can withdraw up to your Annual withdrawal amount without reducing your Roll-up benefit bases. However, those same withdrawals will reduce the Annual Roll-up amount that would otherwise be applied to the Roll-up benefit bases at the end of the contract year. Remember that the Roll-up amount applicable under your contract does not become part of your Roll-up benefit bases until the end of the contract year except in the year in which you die. In the event of your death, a pro-rata portion of the Roll-up amount will be added to the Roll-up to age 85 benefit base.

For example:

  . At the end of contract year 2, the Roll-up benefit bases are equal to $108,160. This is calculated by taking the Roll-up benefit bases as of the last contract date anniversary $104,000, and multiplying it by Roll-up rate of 4%. ($104,000 x 1.04 = $108,160).

                                     VII-1

APPENDIX VII: EXAMPLES OF HOW WITHDRAWALS AFFECT YOUR GUARANTEED BENEFIT BASES

For both Alternatives below, the Annual withdrawal amount in contract year 6 equals $5,151 [4% (Roll-up rate) x $128,785 (the GMIB benefit base)].

---------------------------------------------------------------------------------------------------------------------
                                                                          GUARANTEED MINIMUM DEATH BENEFIT
                                                                          --------------------------------

                                                                               HIGHEST
                   PROTECTED                                    RETURN OF    ANNIVERSARY     ROLL-UP
 END OF    ASSUMED  BENEFIT                         GMIB        PRINCIPAL       VALUE       TO AGE 85    "GREATER OF"
 CONTRACT    NET    ACCOUNT             ROLL-UP    BENEFIT       BENEFIT       BENEFIT       BENEFIT       BENEFIT
   YEAR    RETURN    VALUE   WITHDRAWAL  RATE       BASE          BASE          BASE          BASE           BASE
---------------------------------------------------------------------------------------------------------------------

Alternative #1: Owner withdraws the
  Annual withdrawal amount, which equals $5,151
 Year 6    (5.0)%  $122,346    $5,151    4.0%    $128,785/(6)/ $95,790/(4)/ $123,634/(5)/  $128,785/(6)/   $128,785
---------------------------------------------------------------------------------------------------------------------

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:       $5,151/(7)/

Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount
 Year 6    (5.0)%  $122,346    $7,000    4.0%   $126,839/(10)/ $94,279/(8)/ $121,766/(9)/ $126,839/(10)/   $126,839
---------------------------------------------------------------------------------------------------------------------

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:       $5,074/(11)/

ALTERNATIVE #1: CONTRACT YEAR 6 (OWNER WITHDRAWS ANNUAL WITHDRAWAL AMOUNT)

The pro-rata calculation for the Return of Principal benefit base is as follows: Since the withdrawal amount of $5,151 equals 4.21% of the Protected Benefit account value ($5,151 divided by $122,346 = 4.21%), each benefit base would be reduced by 4.21%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

(4)The RETURN OF PRINCIPAL BENEFIT BASE is reduced pro-rata, as follows:
   $100,000 (Return of Principal benefit base as of the last contract date anniversary)-$4,210 (4.21% x $100,000) = $95,790.

(5)The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is reduced dollar-for-dollar, as follows: $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) - $5,151 = $123,634.

(6)The ROLL-UP TO AGE 85 BENEFIT BASE AND THE GMIB BENEFIT BASE are equal to $128,785, (the Roll-up benefit bases as of the last contract date anniversary). Since the full Annual withdrawal amount was taken, the Roll-up benefit bases neither decrease nor increase;

(7)As a result of the withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $5,151 [4% (Roll-up rate) x $128,785 (the Roll-up benefit bases as of the sixth contract anniversary)].

ALTERNATIVE #2: CONTRACT YEAR 6 (OWNER TAKES AN "EXCESS WITHDRAWAL")

The pro-rata calculation for the reduction in the Return of Principal benefit base is as follows: Since the withdrawal amount of $7,000 equals 5.721% of the Protected Benefit account value ($7,000 divided by $122,346 = 5.721%), each benefit base would be reduced by 5.721%.

The pro-rata calculation for the reduction in the Roll-up benefit bases is as follows: $7,000 (the amount of the withdrawal) - $5,151 (the Annual withdrawal amount) = $1,849 (the "Excess withdrawal" amount). Since the amount of the Excess withdrawal equals 1.511% of the Protected Benefit account value ($1,849 divided by $122,346 = 1.511%), the Roll-up benefit bases would be reduced by 1.511%.

Please note that the Excess withdrawal in this example does not represent a RMD payment made through our automatic RMD service. For more information on RMD payments through our automatic RMD service, please see "Lifetime required minimum distribution withdrawals" in "Accessing your money" earlier in this Prospectus.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

(8)The RETURN OF PRINCIPAL BENEFIT BASE is reduced pro-rata, as follows:
   $100,000 (Return of Principal benefit base as of the last contract date anniversary) - $5,721 (5.721% x $100,000) = $94,279.

(9)The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is reduced dollar-for-dollar and pro-rata, as follows: $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) - $5,151 (Annual Withdrawal Amount) - $1,868 [($128,785 - $5,151) x 1.511%] = $121,766.

(10)The ROLL-UP TO AGE 85 BENEFIT BASE and the GMIB benefit base are reduced pro-rata, as follows: $128,785 (the Roll-up benefit bases as of the last contract date anniversary) - $1,946 (1.511% x $128,785) = $126,839.

(11)As a result of the Excess withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $5,074 [4% (Roll-up rate) x $126,839 (the Roll-up benefit bases as of the sixth contract anniversary)].

                                     VII-2

APPENDIX VII: EXAMPLES OF HOW WITHDRAWALS AFFECT YOUR GUARANTEED BENEFIT BASES

EXAMPLE #2

As described below, this example assumes that Protected Benefit account value is GREATER THAN the GMIB benefit base at the time of the first withdrawal. Assuming $100,000 is invested in the Protected Benefit variable investment options, with no additional contributions, and no transfers, the GMIB benefit base and the Guaranteed minimum death benefit base for an owner age 60 would be calculated as follows:

--------------------------------------------------------------------------------------------------------------------

                                                                        GUARANTEED MINIMUM DEATH BENEFIT
                                               -                        --------------------------------

                                                                              HIGHEST
                  PROTECTED                                    RETURN OF    ANNIVERSARY      ROLL-UP
END OF    ASSUMED  BENEFIT                         GMIB        PRINCIPAL       VALUE        TO AGE 85   "GREATER OF"
CONTRACT    NET    ACCOUNT             ROLL-UP    BENEFIT       BENEFIT       BENEFIT        BENEFIT      BENEFIT
 YEAR     RETURN    VALUE   WITHDRAWAL  RATE       BASE          BASE          BASE           BASE          BASE
--------------------------------------------------------------------------------------------------------------------
   0              $100,000                     $100,000/(3)/ $100,000/(1)/  $100,000/(2)/ $100,000/(3)/   $100,000
--------------------------------------------------------------------------------------------------------------------
   1         3.0% $103,000    $   0     4.0%   $104,000/(3)/ $100,000/(1)/  $103,000/(2)/ $104,000/(3)/   $104,000
--------------------------------------------------------------------------------------------------------------------
   2         4.0% $107,120    $   0     4.0%   $108,160/(3)/ $100,000/(1)/  $107,120/(2)/ $108,160/(3)/   $108,160
--------------------------------------------------------------------------------------------------------------------
   3         6.0% $113,547    $   0     4.0%   $113,547/(3)/ $100,000/(1)/  $113,547/(2)/ $113,547/(3)/   $113,547
--------------------------------------------------------------------------------------------------------------------
   4         6.0% $120,360    $   0     4.0%   $120,360/(3)/ $100,000/(1)/  $120,360/(2)/ $120,360/(3)/   $120,360
--------------------------------------------------------------------------------------------------------------------
   5         7.0% $128,785    $   0     4.0%   $128,785/(3)/ $100,000/(1)/  $128,785/(2)/ $128,785/(3)/   $128,785
--------------------------------------------------------------------------------------------------------------------

CONTRACT YEARS 1-5:

At the end of contract years 1-5, the Guaranteed benefit bases are as follows:

(1)The RETURN OF PRINCIPAL BENEFIT BASE is equal to the initial contribution to the Protected Benefit variable investment options, or $100,000.

(2)The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is equal to the greater of the Protected Benefit account value and the Highest Anniversary Value benefit base as of the last contract date anniversary.

For example:

  . At the end of contract year 3, the Highest Anniversary Value benefit base is $113,547. This is because the Protected Benefit account value ($113,547) is greater than the Highest Anniversary Value benefit base as of the last contract date anniversary ($107,120).

(3)The ROLL-UP TO AGE 85 BENEFIT BASE AND THE GMIB BENEFIT BASE (the "Roll-up benefit bases") are equal to the Roll-up benefit bases as of the last contract date anniversary plus the Deferral Roll-up amount (the Roll-up benefit bases as of the last contract date anniversary multiplied by Roll-up rate). Unless you decline or elect a different annual reset option, you will be enrolled in the automatic annual reset program and your Roll-up benefit bases will automatically "reset" to equal the Protected Benefit account, if higher than the prior Roll-up benefit bases, every contract year from your contract issue date, up to the contract date anniversary following your 85th birthday (for the Roll-up to age 85 benefit base) or your 95th birthday (for the GMIB benefit base). Beginning in the contract year that follows the contract year in which you fund your Protected Benefit account, if your Lifetime GMIB payments have not begun, you can withdraw up to your Annual withdrawal amount without reducing your Roll-up benefit bases. However, those same withdrawals will reduce the Annual Roll-up amount that would otherwise be applied to the Roll-up benefit bases at the end of the contract year. Remember that the Roll-up amount applicable under your contract does not become part of your Roll-up benefit bases until the end of the contract year except in the year in which you die. In the event of your death, a pro-rata portion of the Roll-up amount will be added to the Roll-up to age 85 benefit base.

For example:

  . At the end of contract year 2, the Roll-up benefit bases are equal to $108,160. This is calculated by taking the Roll-up benefit bases as of the last contract date anniversary $104,000, and multiplying it by Roll-up rate of 4% ($104,000 x 1.04 = $108,160).

  . At the end of contract year 3, the Roll-up benefit bases are equal to $113,547. This is because the Protected Benefit account value ($113,547) is greater than the Roll-up benefit bases as the last contract date anniversary ($108,160) plus Roll-up amount ($4,326).

                                     VII-3

APPENDIX VII: EXAMPLES OF HOW WITHDRAWALS AFFECT YOUR GUARANTEED BENEFIT BASES

For both Alternatives below, the Annual withdrawal amount in contract year 6 equals $5,151 [4% (Roll-up rate) x $128,785 (the GMIB benefit base)].

------------------------------------------------------------------------------------------------------------------------------

                                                               GUARANTEED MINIMUM
                                                                 DEATH BENEFIT
                                                                 -------------


                                                                             HIGHEST
  END            PROTECTED                                    RETURN OF    ANNIVERSARY
   OF    ASSUMED  BENEFIT                         GMIB        PRINCIPAL       VALUE     ROLL-UP TO AGE 85
CONTRACT  NET     ACCOUNT             ROLL-UP    BENEFIT       BENEFIT       BENEFIT         BENEFIT      "GREATER OF" BENEFIT
  YEAR   RETURN    VALUE   WITHDRAWAL  RATE       BASE          BASE          BASE            BASE                BASE
------------------------------------------------------------------------------------------------------------------------------

Alternative #1: Owner withdraws the
  Annual withdrawal amount, which equals
  $5,151
Year 6    5.0%   $135,224  $5,151     4.0%     $130,073/(6)/ $96,190/(4)/ $130,073/(5)/  $130,073/(6)/    $130,073
------------------------------------------------------------------------------------------------------------------------------

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:    $5,203/(7)/

Alternative #2: Owner withdraws $7,000, which
  is in excess of the Annual withdrawal amount
 Year
  6      5.0 %   $135,224  $7,000     4.0%    $128,224/(10)/ $94,823/(8)/ $128,224/(9)/ $128,224/(10)/    $128,224
------------------------------------------------------------------------------------------------------------------------------

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:   $5,129/(11)/

ALTERNATIVE #1: CONTRACT YEAR 6 (OWNER WITHDRAWS ANNUAL WITHDRAWAL AMOUNT)

The pro-rata calculation for the Return of Principal benefit base is as follows: Since the withdrawal amount of $5,151 equals 3.810% of the Protected Benefit account value ($5,151 divided by $135,224 = 3.810%), each benefit base would be reduced by 3.810%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

(4)The RETURN OF PRINCIPAL BENEFIT BASE is reduced pro-rata, as follows:
   $100,000 (benefit base as of the last contract date anniversary)- $3,810 (3.810% x $100,000) = $96,190.

(5)The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is reduced dollar-for-dollar as follows: $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) - $5,151 = $123,634. The Highest Anniversary Value benefit base is reset to the Protected Benefit account value after withdrawal ($130,073).

(6)The ROLL-UP TO AGE 85 BENEFIT BASE AND GMIB BENEFIT BASE are reset to the Protected Benefit Account Value after withdrawal $130,073.

(7)As a result of the withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $5,203 [4% (Roll-up rate) x $130,073 (the Roll-up benefit bases as of the sixth contract anniversary)].

ALTERNATIVE #2: CONTRACT YEAR 6 (OWNER TAKES AN "EXCESS WITHDRAWAL")

The pro-rata calculation for the reduction in the Return of Principal benefit base is as follows: Since the withdrawal amount of $7,000 equals 5.177% of the Protected Benefit account value ($7,000 divided by $135,224 = 5.177%), each benefit base would be reduced by 5.177%.

The pro-rata calculation for the reduction in the Highest Anniversary Value benefit base and the Roll-up benefit bases is as follows: $7,000 (the amount of the withdrawal) - $5,151 (the Annual withdrawal amount) = $1,849 (the "Excess withdrawal" amount). Since the amount of the Excess withdrawal equals 1.367% of the Protected Benefit account value ($1,849 divided by $135,224 = 1.367%), the Highest Anniversary Value benefit base and the Roll-up benefit bases would be reduced by 1.367%.

Please note that the Excess withdrawal in this example does not represent a RMD payment made through our automatic RMD service. For more information on RMD payments through our automatic RMD service, please see "Lifetime required minimum distribution withdrawals" in "Accessing your money" earlier in this Prospectus.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

(8)The Return of Principal benefit base is reduced pro-rata, as follows:
   $100,000 (Return of Principal benefit base as of the last contract date anniversary) - $5,177 (5.177% x $100,000) = $94,823.

(9)The Highest Anniversary Value benefit base is reduced dollar-fordollar and pro-rata, as follows: $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) - $5,151 (Annual Withdrawal Amount) - $1,690 [($128,785 - $5,151) x 1.367%] = $121,944. The Highest Anniversary
   Value benefit base is reset to the Protected Benefit account value after withdrawals ($128,224).

(10)The Roll-up to age 85 benefit base and the GMIB benefit base are reduced pro-rata, as follows: $128,785 (the Roll-up benefit bases as of the last contract date anniversary) - $1,760 (1.367% x $128,785) = $127,025. The
    Roll-up to age 85 benefit base and GMIB benefit base are reset to the Protected Benefit Account Value after withdrawal $128,224.

(11)As a result of the Excess withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $5,129 [4% (Roll-up rate) x $128,224 (the Roll-up benefit bases as of the sixth contract anniversary)].

                                     VII-4

APPENDIX VII: EXAMPLES OF HOW WITHDRAWALS AFFECT YOUR GUARANTEED BENEFIT BASES

EXAMPLE FOR RMD WEALTH GUARD DEATH BENEFIT

EXAMPLE #3

Assuming $100,000 is invested in the Protected Benefit variable investment options, with no additional contributions, and no transfers, the RMD Wealth Guard death benefit base for an owner age 65 would be calculated as follows:

---------------------------------------------------------------------------------------------

                                 PROTECTED                   PROTECTED
                     ASSUMED      BENEFIT                     BENEFIT         RMD WEALTH
      END              NET     ACCOUNT VALUE               ACCOUNT VALUE     GUARD DEATH
OF CONTRACT YEAR AGE RETURN  BEFORE WITHDRAWAL WITHDRAWAL AFTER WITHDRAWAL   BENEFIT BASE
---------------------------------------------------------------------------------------------
       0         65              $100,000                     $100,000       $100,000/(1)/
---------------------------------------------------------------------------------------------
       1         66    3.0%      $103,000        $    0       $103,000       $103,000/(1)/
---------------------------------------------------------------------------------------------
       2         67    4.0%      $107,120        $    0       $107,120       $107,120/(1)/
---------------------------------------------------------------------------------------------
       3         68  (1.0)%      $106,049        $5,000       $101,049       $102,069/(1)(2)/
---------------------------------------------------------------------------------------------
       4         69    3.0%      $104,080        $    0       $104,080       $104,080/(1)/
---------------------------------------------------------------------------------------------
       5         70    4.0%      $108,243        $    0       $108,243       $108,243/(1)/
---------------------------------------------------------------------------------------------

Alternative #1: Contract Year 6 (Owner withdraws RMD withdrawal amount)
       6         71    5.0%      $113,656        $4,293       $109,363       $109,363/(3)/
---------------------------------------------------------------------------------------------
       7         72    3.0%      $112,644        $    0       $112,644       $109,363/(4)/
---------------------------------------------------------------------------------------------

Alternative #2: Contract Year 6 (Owner takes a withdrawal in excess of RMD withdrawal limit)
       6         71    5.0%      $113,656        $6,000       $107,656       $107,656/(5)/
---------------------------------------------------------------------------------------------
       7         72    3.0%      $110,885        $    0       $110,885       $107,656/(6)/
---------------------------------------------------------------------------------------------

CONTRACT YEARS 1-5:

At the end of contract years 1-5, the RMD Wealth Guard death benefit base is as follows:

(1)The RMD Wealth Guard death benefit base is equal to the greater of the Protected Benefit account value and the RMD Wealth Guard death benefit base as of the last contract date anniversary.

For example:

  . At the end of contract year 2, the RMD Wealth Guard death benefit base is $107,120. This is because the Protected Benefit account value ($107,120) is greater than the RMD Wealth Guard death benefit base as of the last contract date anniversary ($103,000).

(2)The RMD Wealth Guard death benefit base would be reduced by a withdrawal on a pro rata basis because the contract owner has not yet reached the calendar year in which he or she will turn age 701/2 and is not yet eligible for RMDs; accordingly, all withdrawals made prior to the calendar year in which the contract owner turns age 701/2 are treated as Excess RMD withdrawals and reduce the benefit base on a pro rata basis.

For example:

  . At the end of contract year 3, the RMD Wealth Guard death benefit base is $102,069. After a withdrawal of $5,000, the Protected Benefit account value is $101,049 (= $107,120 x (1 - 1.0%) - $5,000). Since the
      withdrawal amount of $5,000 equals 4.715% of the Protected Benefit account value before the withdrawal ($5,000 divided by $106,049 = 4.715%), the RMD Wealth Guard death benefit base would be reduced by $5,051 (4.715% of $107,120) to be $102,069 (= $107,120 - $5,051). The RMD
      Wealth Guard death benefit base is greater than the Protected Benefit account value. As you can see, when the benefit base is greater than the account value, a pro rata deduction means the benefit base is reduced by more than the amount of the withdrawals.

ALTERNATIVE #1: CONTRACT YEAR 6 (OWNER WITHDRAWS RMD WITHDRAWAL AMOUNT)

(3)The RMD Wealth Guard death benefit base would not be reduced by a RMD withdrawal because it is not an Excess RMD withdrawal.

For example:

  . At the end of contract year 6, the RMD Wealth Guard death benefit base is $109,363. This is because the Protected Benefit account value ($109,363) is greater than the RMD Wealth Guard death benefit base as of the last contract date anniversary ($108,243). In addition, since the withdrawal of the $4,293 was not an Excess RMD withdrawal, it did not reduce the benefit base.

(4)After the contract anniversary date following the first RMD withdrawal, the RMD Wealth Guard death benefit base stops resetting.

For example:

  . At the end of contract year 7, the RMD Wealth Guard death benefit base is $109,363. This is the RMD Wealth Guard death benefit base as of the last contract date anniversary ($109,363).

                                     VII-5

APPENDIX VII: EXAMPLES OF HOW WITHDRAWALS AFFECT YOUR GUARANTEED BENEFIT BASES

ALTERNATIVE #2: CONTRACT YEAR 6 (OWNER TAKES A WITHDRAWAL IN EXCESS OF RMD WITHDRAWAL LIMIT)

(5)The RMD Wealth Guard death benefit base would be reduced by the portion of the withdrawal amount in excess of RMD withdrawal limit on a pro rata basis.

For example:

  . At the end of contract year 6, the RMD Wealth Guard death benefit base is $107,656. The withdrawal amount of $6,000 exceeds the RMD withdrawal limit ($4,293) by $1,707. The portion of the withdrawal amount in excess of RMD withdrawal limit ($1,707) equals 1.502% of the Protected Benefit account value ($1,707 divided by $113,656 = 1.502%) and RMD Wealth Guard death benefit base would be reduced by 1.502% to be $106,618 (= $108,243
      - $1,625). The RMD Wealth Guard death benefit base resets to the Protected Benefit account value ($107,656).

(6)After a withdrawal is taken in the calendar year in which the age turns
   701/2 or later year, the RMD Wealth Guard death benefit base stops resetting.

For example:

  . At the end of contract year 7, the RMD Wealth Guard death benefit base is $107,656. This is the RMD Wealth Guard death benefit base as of the last contract date anniversary ($107,656).

                                     VII-6

APPENDIX VII: EXAMPLES OF HOW WITHDRAWALS AFFECT YOUR GUARANTEED BENEFIT BASES

Appendix VIII: Formula for asset transfer program for Guaranteed minimum income benefit

--------------------------------------------------------------------------------

As explained in the ''Guaranteed minimum income benefit (''GMIB'')'' section in this Prospectus, if you have the GMIB the portion of your contract invested in the Protected Benefit account will be subject to predetermined mathematical formulas that require transfers between the Protected Benefit account variable investment options which you have selected and the AXA Ultra Conservative Strategy investment option. This Appendix provides additional information regarding the formulas. The formulas are set when we issue your contract and do not change while the GMIB is in effect. On each valuation day, the formulas determine whether a transfer into or out of the AXA Ultra Conservative Strategy investment option is required. For purposes of these calculations, amounts in the Special DCA program designated for the Protected Benefit account variable investment options are excluded from amounts that are transferred into the AXA Ultra Conservative Strategy investment option.

First, the following ATP formula is used to calculate a contract ratio:

Contract Ratio = 1 - (A / B)

WHERE:

A = Protected Benefit account value on the valuation day.

B = The current value of the GMIB benefit base on the valuation day including the pro rata portion of the applicable Roll-up amount.

Please see the ''Guaranteed minimum income benefit (''GMIB'')'' section in this Prospectus for more information on the GMIB benefit base.

The contract ratio is then compared to predetermined ''transfer points'' to determine what portion of Protected Benefit account value needs to be held in the AXA Ultra Conservative Strategy investment option. For your GMIB, there is a minimum and maximum transfer point, which is determined according to the following table.

--------------------------------------------------------------------------
   ATP YEAR ANNIVERSARY      MINIMUM TRANSFER POINT MAXIMUM TRANSFER POINT
--------------------------------------------------------------------------
First day of first ATP year           15%                    25%
--------------------------------------------------------------------------
            1st                       18%                    28%
--------------------------------------------------------------------------
            2nd                       21%                    31%
--------------------------------------------------------------------------
            3rd                       24%                    34%
--------------------------------------------------------------------------
            4th                       27%                    37%
--------------------------------------------------------------------------
            5th                       30%                    40%
--------------------------------------------------------------------------
            6th                       33%                    43%
--------------------------------------------------------------------------
            7th                       36%                    46%
--------------------------------------------------------------------------
            8th                       39%                    49%
--------------------------------------------------------------------------
            9th                       42%                    52%
--------------------------------------------------------------------------
     10th (and later)                 45%                    55%
--------------------------------------------------------------------------

The minimum and maximum transfer points are interpolated between the beginning of the ATP year Protected Benefit account value and end of ATP year Protected Benefit account value during the course of the ATP year. For example, during the first ATP year, the minimum transfer point moves from 15% on the first day of the first ATP year to 18% on the first day on the second ATP year. The maximum transfer point moves similarly during the first ATP year from 25% on the first day of the first ATP year to 28% on the first day on the second ATP year. The ranges for the first and second ATP year are shown in the charts below to illustrate the interpolation of transfer points between the beginning of an ATP year and the end of an ATP year.

-------------------------------------------------------------------------------
FIRST ATP YEAR RANGE:
-------------------------------------------------------------------------------
                                                                      MAY 14
                                   MAY 15                            FIRST ATP
                                  (DAY 1 OF                            YEAR
                               FIRST ATP YEAR) AUG 15 NOV 15 FEB 15 ANNIVERSARY
-------------------------------------------------------------------------------
   Minimum Transfer Point            15%       15.75% 16.5%  17.25%     18%
-------------------------------------------------------------------------------
   Maximum Transfer Point            25%       25.75% 26.5%  27.25%     28%
-------------------------------------------------------------------------------

                                    VIII-1

            APPENDIX VIII: FORMULA FOR ASSET TRANSFER PROGRAM FOR
                       GUARANTEED MINIMUM INCOME BENEFIT

--------------------------------------------------------------------------------
SECOND ATP YEAR RANGE:
--------------------------------------------------------------------------------
                                                                       MAY 14
                                    MAY 14                           SECOND ATP
                                  (DAY 1 OF                             YEAR
                               SECOND ATP YEAR) AUG 15 NOV 15 FEB 15 ANNIVERSARY
--------------------------------------------------------------------------------
   Minimum Transfer Point            18%        18.75% 19.5%  20.25%     21%
--------------------------------------------------------------------------------
   Maximum Transfer Point            28%        28.75% 29.5%  30.25%     31%
--------------------------------------------------------------------------------

On each valuation day, the portion of your Protected Benefit account value to be held in the AXA Ultra Conservative Strategy investment option is determined by comparing the contract ratio to the transfer points. If the contract ratio is equal to or less than the minimum transfer point, all of the account value in the AXA Ultra Conservative Strategy investment option, if any, will be transferred to the Protected Benefit account variable investment options selected by you. If the contract ratio on the valuation day exceeds the minimum transfer point but is less than the maximum transfer point, amounts may be transferred either into or out of the AXA Ultra Conservative Strategy investment option depending on the account value already in the AXA Ultra Conservative Strategy investment option and the Special DCA program designated for the Protected Benefit account variable investment options. If the contract ratio on the valuation day is equal to or greater than the maximum transfer point, the total amount of the account value that is invested in the Protected Benefit account variable investment options selected by you, excluding amounts invested in the Special DCA program designated for the Protected Benefit account variable investment options, will be transferred into the AXA Ultra Conservative Strategy investment option.

A separate formula, called the transfer amount formula, is used to calculate the amount that must be transferred either into or out of the AXA Ultra Conservative Strategy investment option. For example, the transfer amount formula seeks to reallocate account value such that for every 1% by which the contract ratio exceeds the minimum transfer point on a given valuation day, 10% of the Protected Benefit account value will be held in the AXA Ultra Conservative Strategy investment option and the Special DCA program designated for the Protected Benefit account variable investment options. When the contract ratio exceeds the minimum transfer point by 10% (i.e., it reaches the maximum transfer point), amounts will be transferred into the AXA Ultra Conservative Strategy investment option such that 100% of Protected Benefit account value will be invested in the AXA Ultra Conservative Strategy investment option and the Special DCA program designated for the Protected Benefit account variable investment options.

The transfer amount formula first determines the target percentage that must be in the AXA Ultra Conservative Strategy investment option after the ATP transfer as follows:

                                          A - B
                                  ATP% =  -----
                                           0.1

WHERE:

    ATP% =     Required percentage of account value in the AXA Ultra Conservative Strategy investment option and the Special DCA pro-gram designated for the Protected
               Benefit account variable investment options after the ATP transfer.

     A =       The contract ratio calculated on the valuation day.

     B =       The minimum transfer point on the valuation day.

     0.1 =     The 10% differential between the minimum transfer point and the maximum transfer point.

The required amount of account value in the AXA Ultra Conservative Strategy investment option after the ATP transfer is calculated as follows:

                             ATP Amount = (A X B) - C

   WHERE:

     A =     The ATP%.

     B =     Protected Benefit account value on the valuation day.

     C =     Account value in the Special DCA program designated for the Protected Benefit account variable investment options on the valuation day.

The ATP Amount cannot be less than $0.

The transfer amount formula is used to determine the transfer amount as follows:

  ATP transfer amount =  (ATP amount) - (account value currently in AXA Ultra
                         Conservative Strategy investment option)

The ATP transfer amount is the amount that must be moved either in or out of the AXA Ultra Conservative Strategy investment option.

..   If the ATP transfer amount is positive, it will be moved into the AXA Ultra
    Conservative Strategy investment option if it meets the minimum transfer threshold.

                                    VIII-2

            APPENDIX VIII: FORMULA FOR ASSET TRANSFER PROGRAM FOR
                       GUARANTEED MINIMUM INCOME BENEFIT

..   If the ATP transfer amount is negative, it will be moved out of the AXA
    Ultra Conservative Strategy investment option if it meets the minimum transfer threshold described below.

The minimum amount that will be transferred is the greater of 1% of the Protected Benefit account value or $1,000. The test for whether the ATP transfer amount meets the minimum transfer threshold is as follows:

..   If the ATP transfer amount is less than the minimum transfer amount, the
    ATP transfer will not be processed.

..   If the ATP transfer amount is greater than or equal to the minimum transfer amount, the ATP transfer will be processed.

The following are examples of transactions under the ATP:

-------------------------------------------------------------------------------------------------------------------------------
                                 EXAMPLE 1                          EXAMPLE 2                           EXAMPLE 3
-------------------------------------------------------------------------------------------------------------------------------
CONTRACT RATIO       25%                                37%                                 45%
-------------------------------------------------------------------------------------------------------------------------------
VALUATION DAY        4/th/ ATP year anniversary         5/th/ ATP year anniversary          6/th/ ATP year anniversary
-------------------------------------------------------------------------------------------------------------------------------
TRANSFER POINTS      Minimum = 27%                      Minimum = 30%                       Minimum = 33%
                     Maximum = 37%                      Maximum = 40%                       Maximum = 43%
-------------------------------------------------------------------------------------------------------------------------------
ASSUMPTIONS          Protected Benefit account value    Protected Benefit account value     Protected Benefit account value
                     = $100,000                         = $100,000                          = $100,000
                     AXA Ultra Conservative Strategy    AXA Ultra Conservative Strategy     AXA Ultra Conservative Strategy
                     investment option = $40,000        investment option = $40,000         investment option = $40,000
                     Special DCA program = $20,000      Special DCA program designated      Special DCA program designated
                                                        for the Protected Benefit account   for the Protected Benefit account
                                                        variable investment options =       variable investment options =
                                                        $20,000                             $20,000
-------------------------------------------------------------------------------------------------------------------------------
TRANSFER POINT       Contract ratio is less than the    Contract ratio is greater than the  Contract ratio is greater than the
VALUATION            minimum transfer point             minimum transfer point but less     maximum transfer point.
                     therefore, all amounts must be     than maximum transfer point.        Therefore, all amounts not in the
                     moved out of the AXA Ultra         Must determine amount to move       Special DCA program must be
                     Conservative Strategy investment   in or out of the AXA Ultra          moved into the AXA Ultra
                     option.                            Conservative Strategy investment    Conservative Strategy investment
                                                        option, if necessary.               option.
-------------------------------------------------------------------------------------------------------------------------------
ATP%                 0%                                 (0.37 - 0.3) / 0.1 = 0.7 OR         100%
(Contract Ratio -                                       70%
Minimum Transfer
Point) / 0.1
-------------------------------------------------------------------------------------------------------------------------------
ATP AMOUNT           (0 * $100,000) - $20,000 =         (0.7 * $100,000) - $20,000 =        (1 * $100,000) - $20,000 =
(ATP%*Protected      -$20,000 (cannot be less than $0)  $50,000                             $80,000
Benefit account      ATP Amount = $0
value) -Special DCA
program designated
for the Protected
Benefit account
variable investment
options
-------------------------------------------------------------------------------------------------------------------------------
TRANSFER AMOUNT      $0 - $40,000 = -$40,000,           SCENARIO 1 - using current          $80,000 - $40,000 = $40,000
(ATP Amount) -       (transferred out of the AXA Ultra  assumptions:                        (transferred into the AXA Ultra
(Protected Benefit   Conservative Strategy investment   $50,000 - $40,000 = $10,000         Conservative Strategy investment
account value        option)                            (transferred into the AXA Ultra     option)
currently in AXA                                        Conservative Strategy investment
Ultra Conservative                                      option)
Strategy investment                                     SCENARIO 2 - if current amount
option)                                                 in AXA Ultra Conservative
                                                        Strategy investment option =
                                                        $65,000 instead of $40,000:
                                                        $50,000 - $65,000 = -
                                                        $15,000
                                                        (transferred out of the AXA Ultra
                                                        Conservative Strategy investment
                                                        option)
-------------------------------------------------------------------------------------------------------------------------------

ATP transfers into the AXA Ultra Conservative Strategy investment option will be transferred out of your Protected Benefit account variable investment options. No amounts will be transferred out of the Special DCA program. ATP transfers out of the AXA Ultra Conservative Strategy investment option will be allocated among the Protected Benefit account variable investment options included in your contract's allocation instructions. No amounts will be transferred into or out of the Special DCA program as a result of any ATP transfer.

                                    VIII-3

            APPENDIX VIII: FORMULA FOR ASSET TRANSFER PROGRAM FOR
                       GUARANTEED MINIMUM INCOME BENEFIT

Your first ATP year is established at the time of your initial contribution or transfer to the Protected Benefit account. For example, if you make an initial contribution or transfer to the Protected Benefit account in the third contract year, that would be your first ATP year. The ATP year increases by one each subsequent contract year until you make an additional contribution or transfer to the Protected Benefit account.

SUBSEQUENT CONTRIBUTIONS AND TRANSFERS

Each time you make a subsequent contribution or transfer to your Protected Benefit account we will apply a set back adjustment formula. We use the formula to determine whether (and to what extent) your applicable transfer points may be "set back". Any set back of your transfer points will apply on the next business day. The formula we use to calculate the set back applicable to you may not be altered once you have the benefit. In general, the formula adjusts your applicable transfer points to reflect the weighted average age of all contributions and transfers made to the Protected Benefit account in relation to the GMIB benefit base on the day prior to the contribution or transfer.

The set back adjustment formula determines the adjustment as follows:

                    ATP Year Set Back      (A - 1) X (B + C)
                                       =   ----------------
                                                 D + C

WHERE:

  ATP Year Set Back = The number of years by which the beginning of contract year ATP year will be set back.
  A =  The ATP year at the beginning of the contract year.

  B = Total contract year to date contributions and transfers to the Protected Benefit account as of the day prior to the transaction date of the ATP set back calculation.

  C = The contribution and/or transfer to the Protected Benefit account on the transaction date of the ATP set back calculation.

  D = The value of the GMIB benefit base including the pro rata Roll-up amount as of the day prior to the ATP set back calculation.

The result is rounded (either up or down as applicable) and the ATP year will be set back by the whole number of years produced by the formula. For example, if the result is 2.58, the number will be rounded up to 3 and the ATP year will be set back by 3 years. Therefore, if prior to the contribution or transfer you were in ATP year 6, month 8, you will be set back to ATP year 3, month 8.

The following is an example of the ATP year set back:

-----------------------------------------------------------------------------------------------------------------------------
                       CONTRIBUTION/TRANSFER #1            CONTRIBUTION/TRANSFER #2            CONTRIBUTION/TRANSFER #3
-----------------------------------------------------------------------------------------------------------------------------
CURRENT ATP YEAR                                                  ATP year 4
                                                                   [A = 4]
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
ASSUMPTIONS       Contract is in month 3 of the       Contract is now in month 5 of       Contract is now in month 7 of
                  current contract year.              the same contract year.             the same contract year.
                  Total contract year to date         Total contract year to date         Total contract year to date
                  contributions and transfers to the  contributions and transfers to the  contributions and transfers to the
                  Protected Benefit account as of     Protected Benefit account as of     Protected Benefit account as of
                  the valuation day prior to the      the valuation day prior to the      the valuation day prior to the
                  transaction date of the ATP set     transaction date of the ATP set     transaction date of the ATP set
                  back calculation = $0 [B = 0]       back calculation = $300             back calculation = $600
                  The contribution and/or transfer    [B = 300]                           [B = 600]
                  to the Protected Benefit account    The contribution and/or transfer    The contribution and/or transfer
                  on the transaction date of the      to the Protected Benefit account    to the Protected Benefit account
                  ATP set back calculation = $300     on the transaction date of the      on the transaction date of the
                  [C = 300]                           ATP set back calculation = $300     ATP set back calculation =
                  Value of the GMIB benefit base      [C = 300]                           $1,200 [C = 1,200]
                  including the pro rata Roll-up      Value of the GMIB benefit base      Value of the GMIB benefit base
                  amount as of the valuation day      including the pro rata Roll-up      including the pro rata Roll-up
                  prior to the ATP set back           amount as of the valuation day      amount as of the valuation day
                  calculation = $616.92               prior to the ATP set back           prior to the ATP set back
                  [D = 616.92]                        calculation = $926.11               calculation = $1,238.41
                                                      [D = 926.11]                        [D = 1,238.41]
-----------------------------------------------------------------------------------------------------------------------------

                                    VIII-4

            APPENDIX VIII: FORMULA FOR ASSET TRANSFER PROGRAM FOR
                       GUARANTEED MINIMUM INCOME BENEFIT

---------------------------------------------------------------------------------------------------
                         CONTRIBUTION/TRANSFER #1 CONTRIBUTION/TRANSFER #2 CONTRIBUTION/TRANSFER #3
---------------------------------------------------------------------------------------------------
ATP YEAR SET BACK        (4-1) X (0 +300) = 0.98  (4-1) X (300 +300) =     (4-1) X (600 +1200) =
   (A - 1) X (B + C)       616.92 + 300           1.47                     2.21
         D + C           Rounded to the nearest      926.11 + 300            1,238.41 + 1200
                         whole year = 1           Rounded to the nearest   Rounded to the nearest
                                                  whole year = 1           whole year = 2
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
NEW ATP YEAR             New ATP year = 4-1 = 3   New ATP year = 4-1 = 3   New ATP year = 4-2 = 2
Current ATP year - ATP   (ATP year is set back    (ATP year has already    (ATP year is set back
year set back = New ATP  by 1)                    been set back to year    by 1 additional year)
year                     NEW ATP YEAR = 3         3. No additional set     NEW ATP YEAR = 2
                                                  back will occur.)
---------------------------------------------------------------------------------------------------

ATP EXIT OPTION

When the ATP exit option is processed your Guaranteed benefit base(s) will be adjusted as follows:

              New Benefit Base =  (1- 3%) X A   _ D
                                  -------------
                                   1 - B + C

   WHERE:

  New Benefit Base =  The new value that the GMIB benefit base and if applicable, the
                      Roll-up to age 85 benefit base and Highest Anniver-sary Value benefit base will be adjusted to if this value is less than the current value of the respective benefit bases.

   A = The Protected Benefit account value as of the day prior to the ATP exit option.

   B = The [interpolated] minimum transfer point as of the next valuation day.

   C =  The total rider charge percentage for both the GMIB and GMDB benefits.

   D = The prorated Roll-up amount from the last contract date anniversary to the next valuation day plus the prorated Roll-up amount for contributions and transfers in that contract year as of the next valuation day minus the contract year-to-date withdrawals up to the Annual withdrawal amount.

  3% = cushion in investment performance to decrease the probability of an ATP transfer on the upcoming valuation day.


For example, the ATP exit option is processed during the sixth month of the fifth ATP year. The number of completed months in the current ATP year is five. The minimum transfer point is 28.5%, which is derived by interpolating the fourth ATP year anniversary minimum transfer point and the fifth ATP year anniversary minimum transfer point [=(27% + 30%)/2]. The cushion is 3%. Assume that your Protected Benefit account value is $100,000, GMIB benefit base is $150,000 Highest Anniversary Value benefit base is $125,000, Roll-up to age 85 benefit base is $150,000 and the Roll-up rate is the 5% Annual Roll-up rate. Note that the "Greater of" death benefit base ($150,000) is the greater of the Highest Anniversary Value benefit base ($125,000) and the Roll-up to age 85 benefit base ($150,000). Also assume that no withdrawal has been taken in this contract year and that the pro-rated Roll-up amount (net of withdrawals) is $3,750 (=5%X$150,000X6/12 - 0).


When the ATP exit option is processed, the new benefit base is:


  New benefit base =  (1- 3%) X 100,000   _ 3,750              = $127,686
                      -------------------
                       1 - .285 + 0.023



Your Highest Anniversary Value benefit base stays at the current value ($125,000), as the new benefit base ($127,686) is greater than your current Highest Anniversary Value benefit base. Your GMIB benefit base and your Roll-up to age 85 benefit base are adjusted to the new benefit base ($127,686), as the new benefit base is less than your current GMIB and Roll-up to age 85 benefit bases. Your "Greater of" death benefit base is also adjusted to the new benefit base ($127,686), as it is the greater of the Highest Anniversary Value benefit base ($125,000) and the Roll-up to age 85 benefit base ($127,686).

Furthermore, if a contribution in the amount of $20,000 is made after the ATP exit option is processed, the Highest Anniversary Value benefit base would be $145,000 ($125,000 + $20,000) and the Roll-up to age 85 benefit base, GMIB benefit base and "Greater of" death benefit base would be $147,686 ($127,686 + $20,000).


                                    VIII-5

            APPENDIX VIII: FORMULA FOR ASSET TRANSFER PROGRAM FOR
                       GUARANTEED MINIMUM INCOME BENEFIT

Conversely, if the $20,000 contribution is made before requesting the ATP exit option:


..   The contribution would result in a transfer on the next valuation date from the AXA Ultra Conservative Strategy investment option so that only 9% of the Protected Benefit account value would remain invested in the AXA Ultra Conservative Strategy investment option.


..   If the ATP exit option is then processed the new benefit base would be:


  New benefit base =  (1- 3%) X 120,000   _ 3,792              = $153,932
                      -------------------
                       1 -0.285 + 0.023



Your GMIB benefit base is adjusted to $153,932.


                                    VIII-6

            APPENDIX VIII: FORMULA FOR ASSET TRANSFER PROGRAM FOR
                       GUARANTEED MINIMUM INCOME BENEFIT

Appendix IX: Rules regarding contributions to your contract

--------------------------------------------------------------------------------

The following tables describes the contribution rules for all contract Series E and types.


-----------------------------------------------------------------------------------------------
 CONTRACT TYPE           NQ
-----------------------------------------------------------------------------------------------
ISSUE AGES               .   0-80
-----------------------------------------------------------------------------------------------
MINIMUM INITIAL          .   $25,000
CONTRIBUTION AMOUNT
-----------------------------------------------------------------------------------------------
MINIMUM SUBSEQUENT       .   $500
CONTRIBUTION AMOUNT
(IF PERMITTED)
-----------------------------------------------------------------------------------------------
SOURCE OF CONTRIBUTIONS  .   The only source of contributions that is permitted to be made to a contract is a 1035 exchange from a Prior Contract.
-----------------------------------------------------------------------------------------------
ADDITIONAL LIMITATIONS   .   If you elect the GMIB with the "Greater of" GMDB, you may make
ON CONTRIBUTIONS TO THE      subsequent contributions to your contract which are allocated to
CONTRACT/(1)/                your Protected Benefit account through age 70, or if later, the first contract date anniversary. If you do not elect the "Greater of" GMDB, you may make subsequent contributions to your contract which are allocated to your Protected Benefit account through age
                             80, or if later, the first contract date anniversary. However, regardless of the benefits elected, once you make a withdrawal from your Protected Benefit account, subsequent contributions will no longer be permitted to be allocated to your Protected
                             Benefit account.
                         .   You may make subsequent contributions to your contract which are allocated to your Investment account through age 85 or the first contract date anniversary.
-----------------------------------------------------------------------------------------------

(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protected Benefit account at any time.

          APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

-----------------------------------------------------------------------------------------------
 CONTRACT TYPE           TRADITIONAL IRA
-----------------------------------------------------------------------------------------------
ISSUE AGES               .   20-80
-----------------------------------------------------------------------------------------------
MINIMUM INITIAL          .   $25,000
CONTRIBUTION AMOUNT
-----------------------------------------------------------------------------------------------
MINIMUM SUBSEQUENT       .   $50
CONTRIBUTION AMOUNT
(IF PERMITTED)
-----------------------------------------------------------------------------------------------
SOURCE OF CONTRIBUTIONS  .   The only sources of contributions that are permitted to be made to a contract are rollovers or direct transfers from a Prior
                             Contract.
                         .   Eligible rollover distributions from 403(b) plans, qualified plans and governmental employer 457(b) plans.
                         .   Rollovers from another traditional individual retirement annuity contract issued by us, including SEP, SIMPLE or SARSEP IRAs.
                         .   Direct custodian-to-custodian transfers from another traditional individual retirement annuity contract issued by us, including
                             SEP, SIMPLE or SARSEP IRAs.
-----------------------------------------------------------------------------------------------
ADDITIONAL LIMITATIONS   .   If you elect the GMIB with the "Greater of" GMDB, you may make
ON CONTRIBUTIONS TO THE      subsequent contributions to your contract which are allocated to
CONTRACT/(1)/                your Protected Benefit account through age 70, or if later, the first contract date anniversary. If you do not elect the "Greater of" GMDB, you may make subsequent contributions to your contract which are allocated to your Protected Benefit account through age
                             80, or if later, the first contract date anniversary. However, regardless of the benefits elected, once you make a withdrawal from your Protected Benefit account, subsequent contributions will no longer be permitted to be allocated to your Protected
                             Benefit account.
                         .   You may make subsequent contributions to your contract which are allocated to your Investment account through age 85 or the first contract date anniversary.
                         .   Contributions made after age 701/2 must be net of required minimum distributions.
                         .   If you elect the RMD Wealth Guard death benefit, you may make subsequent contributions to your contract which are allocated to your Protected Benefit account through age 65, or if later, the first contract date anniversary. If you do not elect the RMD
                             Wealth Guard death benefit, you may make subsequent contributions through age 80, or if later, the first contract date anniversary.
                             However, regardless of the benefits you elected, once you make a withdrawal from your Protected Benefit account, subsequent contributions will no longer be permitted to be allocated to your
                             Protected Benefit account.
-----------------------------------------------------------------------------------------------

(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protected Benefit account at any time.

          APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

-----------------------------------------------------------------------------------------------
 CONTRACT TYPE           ROTH IRA
-----------------------------------------------------------------------------------------------
ISSUE AGES               .   20-80
-----------------------------------------------------------------------------------------------
MINIMUM INITIAL          .   $25,000
CONTRIBUTION AMOUNT
-----------------------------------------------------------------------------------------------
MINIMUM SUBSEQUENT       .   $50
CONTRIBUTION AMOUNT
(IF PERMITTED)
-----------------------------------------------------------------------------------------------
SOURCE OF CONTRIBUTIONS  .   The only sources of contributions that are permitted to be made to a contract are rollovers or direct transfers from a Prior
                             Contract.
                         .   Rollovers from another Roth IRA.
                         .   Rollovers from a "designated Roth contribution account" under specified retirement plans.
                         .   Conversion rollovers from a traditional IRA or other eligible retirement plan.
                         .   Direct custodian-to-custodian transfers from another Roth IRA.
-----------------------------------------------------------------------------------------------
ADDITIONAL LIMITATIONS   .   If you elect the GMIB with the "Greater of" GMDB, you may make
ON CONTRIBUTIONS TO THE      subsequent contributions to your contract which are allocated to
CONTRACT/(1)/                your Protected Benefit account through age 70, or if later, the first contract date anniversary. If you do not elect the "Greater of" GMDB, you may make subsequent contributions to your contract which are allocated to your Protected Benefit account through age
                             80, or if later, the first contract date anniversary. However, regardless of the benefits elected, once you make a withdrawal from your Protected Benefit account, subsequent contributions will no longer be permitted to be allocated to your Protected
                             Benefit account.
                         .   You may make subsequent contributions to your contract which are allocated to your Investment account through age 85 or the first contract date anniversary.
                         .   Conversion rollovers after age 701/2 must be net of required minimum distributions for the traditional IRA or other eligible retirement plan that is the source of the conversion rollover.
-----------------------------------------------------------------------------------------------

(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protected Benefit account at any time.

          APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

-----------------------------------------------------------------------------------------------
 CONTRACT TYPE           QP
-----------------------------------------------------------------------------------------------
ISSUE AGES               .   20-80
-----------------------------------------------------------------------------------------------
MINIMUM INITIAL          .   $25,000
CONTRIBUTION AMOUNT
-----------------------------------------------------------------------------------------------
MINIMUM SUBSEQUENT       .   $500
CONTRIBUTION AMOUNT (IF
SUBSEQUENT
CONTRIBUTIONS ARE
PERMITTED)
-----------------------------------------------------------------------------------------------
SOURCE OF CONTRIBUTIONS  .   The only source of contributions that is permitted to be made to a contract is a transfer from a Prior Contract. The Prior
                             Contract which is the source of the transfer must be owned by the same existing qualified plan trust.
                         .   The plan must be qualified under Section 401(a) of the Internal
                             Revenue Code.
                         .   For 401(k) plans, transferred contributions may not include any after-tax contributions, including designated Roth contributions.
-----------------------------------------------------------------------------------------------
ADDITIONAL LIMITATIONS   .   A separate QP contract must be established for each plan
ON CONTRIBUTIONS TO THE      participant, even defined benefit plan participants.
CONTRACT/(1)/            .   We do not accept contributions directly from the employer.
                         .   Only one subsequent contribution can be made during a contract year.
                         .   Contributions made after the annuitant's age 70 1/2 must be net of any required minimum distributions.
                         .   If you elect the GMIB with the "Greater of" GMDB, you may make subsequent contributions to to your contract which are allocated to your Protected Benefit account through age 70, or if later, the first contract date anniversary. If you do not elect the
                             "Greater of" GMDB, you may make subsequent contributions to your contract, which are allocated to your Protected Benefit account through age 75, or if later, the first contract date anniversary.
                             However, regardless of the benefits elected, once you make a withdrawal from your Protected Benefit account, subsequent contributions to your Protected Benefit account will no longer be permitted to be allocated to your Protected Benefit account.
                         .   You may make subsequent contributions to your Investment account through age 75 or the first contract date anniversary.
                         .   For QPDC contracts only: If you elect the RMD Wealth Guard death benefit, you may make subsequent contributions to your contract which are allocated to your Protected Benefit account through age
                             65, or if later, the first contract date anniversary. If you do not elect the RMD Wealth Guard death benefit, you may make subsequent contributions through age 80, or if later, the first contract date anniversary. However, regardless of the benefits you elected, once you make a withdrawal from your Protected
                             Benefit account, subsequent contributions will no longer be permitted to your Protected Benefit account.
See Appendix II earlier in this Prospectus for a discussion on purchase considerations for QP contracts.
-----------------------------------------------------------------------------------------------

(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protected Benefit account at any time.

          APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

Appendix X: Exchange program

--------------------------------------------------------------------------------


The Retirement Cornerstone(R) Series E contract is offered only through an exchange program under which a Prior Contract may be exchanged for a Retirement Cornerstone(R) Series E contract. This is called an "exchange" under securities law. For purposes of this Prospectus, the word "exchange" includes a rollover or transfer, as applicable, for federal income tax purposes.


The charts set forth in this Appendix provide a summary comparison of some of the important features of Prior Contracts and the Retirement Cornerstone(R) Series E contract. It is important to note that we did not provide disclosures of guaranteed benefits that may have been available under a Prior Contract, since you would not be eligible to exchange to a Retirement Cornerstone(R) Series E contract if you elected one or more of the guaranteed benefits. You should not rely solely on the information contained in the charts in examining the differences between your existing contract and the Retirement Cornerstone(R) Series E contract. There may be other differences important for you to consider prior to exchanging to a Retirement Cornerstone(R) Series E contract. You should read the Prospectus and other information related to your existing contract prior to exchanging to a Retirement Cornerstone(R) Series E contract. Please note, these charts do not create or modify any existing rights or benefits, all of which are only established by your existing contract.


You should carefully consider whether an exchange is appropriate for you by considering the benefits and guarantees provided by your Prior Contract to the benefits and guarantees provided by the Retirement Cornerstone(R) Series E contract. Under this exchange program, among other conditions, the Prior Contract cannot have elected a living or guaranteed benefit nor have any remaining or outstanding withdrawal charges. The account value attributable to your existing contract would not be subject to any withdrawal charge under a Retirement Cornerstone(R) Series E contract, but would be subject to all other charges and fees under a Retirement Cornerstone(R) Series E contract. You should also review the fees and charges of your Prior Contract and the fees and charges of the Retirement Cornerstone(R) Series E contract, which may be higher than the fees and charges under the Prior Contract. Any such exchange program will be made available on terms and conditions determined by us and will comply with applicable law. For information of eligible Prior Contracts, see "Exchange Program" in "Retirement Cornerstone(R) Series E at a glance -- key features" earlier in this Prospectus. If you are considering exchanging your Prior Contract for a Retirement Cornerstone(R) Series E contract and would like a copy of the Prospectus, please contact your financial professional, who will be able to explain the benefits and features of this contract and provide you with the proper forms and application necessary to complete the transaction.

                         APPENDIX X: EXCHANGE PROGRAM

           A. THE ACCUMULATOR(R) SERIES ('02/'04 THROUGH SERIES 9.0)


----------------------------------------------------------------------------------------------------
                         PRIOR CONTRACTS                                       NEW CONTRACT
----------------------------------------------------------------------------------------------------
 THE ACCUMULATOR(R) SERIES ('02/'04          THE ACCUMULATOR(R)          RETIREMENT
 THROUGH SERIES'07/'07.5) FOR:               SERIES (8.0/8.2/8.3)        CORNERSTONE(R) SERIES E
 ACCUMULATOR(R); ACCUMULATOR(R)              THROUGH SERIES 9.0) FOR:
 PLUS/SM/; ACCUMULATOR(R) ELITE/SM/; AND     ACCUMULATOR(R);
 ACCUMULATOR(R) SELECT/ SM/ SERIES/1/        ACCUMULATOR(R) PLUS/SM/;
                                             ACCUMULATOR(R)
                                             ELITE/SM/; AND
                                             ACCUMULATOR(R)
                                             SELECT/SM/ SERIES/1/
----------------------------------------------------------------------------------------------------
Annual           If your account    $30      If your account    $30      If your account    $30
Administrative   value on a                  value on a                  value on a
Charge:          contract date               contract date               contract date
                 anniversary is              anniversary is              anniversary is
                 less than                   less than                   less than
                 $50,000/2,3/.               $50,000/2,3/.               $50,000/2,3/.

                 If your account    $0       If your account    $0       If your account    $0
                 value on a                  value on a                  value on a
                 contract date               contract date               contract date
                 anniversary is              anniversary is              anniversary is
                 $50,000 or                  $50,000 or                  $50,000 or
                 more/2/.                    more/2/.                    more/2/.
----------------------------------------------------------------------------------------------------
Total Separate        1.25% - 1.70%               1.30% - 1.70%                   1.30%
Account Annual
Expenses:
----------------------------------------------------------------------------------------------------
Death Benefit:   The greater of: (i) your    The greater of: (i) your    For the purposes of
                 account value (without      account value, less any     determining the death
                 adjustment for any          outstanding loan balance    benefit under your
                 otherwise applicable        plus accrued interest,      Retirement
                 negative market value       if applicable, as of the    Cornerstone(R) Series E
                 adjustment), less any       date we receive             contract, we treat your
                 outstanding loan balance    satisfactory proof of       Investment account and
                 plus accrued interest as    death, any required         any Guaranteed minimum
                 of the date we receive      instructions,               death benefit funded by
                 satisfactory proof of       information and forms       your Protected Benefit
                 death, any required         necessary to effect         account differently.
                 instructions,               payment; and (ii) your
                 information and forms       total contributions,        The death benefit in
                 necessary to effect         adjusted for withdrawals    connection with your
                 payment; and (ii) your      and any withdrawal          Investment account is
                 total contributions,        charges and any taxes       equal to your Investment
                 adjusted for withdrawals    that may apply, less any    account value as of the
                 and any withdrawal          outstanding loan            date we receive
                 charges and any taxes       balance plus accrued        satisfactory proof of
                 that may apply, less any    interest.                   death, any required
                 outstanding loan balance                                instructions for the
                 plus accrued interest.                                  method of payment, and
                                                                         any required information
                                                                         and forms necessary to
                                                                         effect payment. The
                                                                         death benefit payable in
                                                                         connection with your
                                                                         Protected Benefit
                                                                         account will be based on
                                                                         the greater of (i) your
                                                                         Protected Benefit
                                                                         account value, and (ii)
                                                                         the benefit base of your
                                                                         Guaranteed minimum death
                                                                         benefit.
----------------------------------------------------------------------------------------------------
Return of               No Charge                   No Charge             No Additional Charge*
Principal                                                                *PLEASE BE ADVISED THAT
Death Benefit                                                            THE RETURN OF PRINCIPAL
Charge/4/:                                                               DEATH BENEFIT DOES NOT
                                                                         HAVE AN ADDITIONAL
                                                                         CHARGE, BUT THIS
                                                                         GUARANTEED BENEFIT MUST
                                                                         BE ELECTED IN
                                                                         COMBINATION WITH THE
                                                                         GUARANTEED MINIMUM
                                                                         INCOME BENEFIT, WHICH
                                                                         DOES HAVE A CHARGE.
----------------------------------------------------------------------------------------------------
Highest               Not Applicable              Not Applicable            0.35% (current and
Anniversary                                                                      maximum)
Value Death
Benefit
Charge/4/:
----------------------------------------------------------------------------------------------------
"Greater of"          Not Applicable              Not Applicable             1.15% (current)
Death Benefit                                                                2.30% (maximum)
Charge/4/:
----------------------------------------------------------------------------------------------------

                         APPENDIX X: EXCHANGE PROGRAM

-------------------------------------------------------------------------------------------------------------------
                        PRIOR CONTRACTS                                                NEW CONTRACT
-------------------------------------------------------------------------------------------------------------------
 THE                                                              THE                 RETIREMENT
 ACCUMULATOR(R)                                                   ACCUMULATOR(R)      CORNERSTONE(R)
 SERIES ('02/'04                                                  SERIES              SERIES E
 THROUGH                                                          (8.0/8.2/8.3)
 SERIES'07/'07.5)                                                 THROUGH
 FOR:                                                             SERIES 9.0)
 ACCUMULATOR(R);                                                  FOR:
 ACCUMULATOR(R)                                                   ACCUMULATOR(R);
 PLUS/SM/;                                                        ACCUMULATOR(R)
 ACCUMULATOR(R)                                                   PLUS/SM/;
 ELITE/SM/; AND                                                   ACCUMULATOR(R)
 ACCUMULATOR(R)                                                   ELITE/SM/;
 SELECT/ SM/                                                      AND
 SERIES/1/                                                        ACCUMULATOR(R)
                                                                  SELECT/SM/
                                                                  SERIES/1/
-------------------------------------------------------------------------------------------------------------------
RMD Wealth Guard Death Benefit           Not Applicable               Not             0.90% (current)
Charge/4/:                                                        Applicable          1.80% (maximum)
-------------------------------------------------------------------------------------------------------------------
Guaranteed Minimum Income                Not Applicable               Not             1.15% (current)
Benefit Charge/4/:                                                Applicable          2.30% (maximum)
-------------------------------------------------------------------------------------------------------------------
Lifetime Minimum Guaranteed                 1% - 3%                 1% - 3%                  1%
Interest Rate in the Guaranteed
Interest Option:
-------------------------------------------------------------------------------------------------------------------
Loan Features (if your                                              Yes for
employer's plan permits):                     Yes                 Accumulator(R)             No
                                                                    Series
                                                                  8.0/8.2/8.3
                                                                  --------------------
                                                                    No for
                                                                  Accumulator(R)
                                                                  Series 9.0
-                                       -                         ---------------------
Fixed Maturity Options/5/:                    Yes                     No                     No
-------------------------------------------------------------------------------------------------------------------
Variable Investment Options with         Not Applicable               Not                    7
your Protected Benefit Account/6/:                                Applicable          Various Classes
-------------------------------------------------------------------------------------------------------------------
Variable Investment Options with               37                    23-36                  109
your Investment Account/6/:             Classes B and IB           Classes B          Various Classes
                                                                    and IB
                                                                    (Series
                                                                  8.0/8.2/8.3)
                                                                   Class IB
                                                                  (Series 9.0)
-------------------------------------------------------------------------------------------------------------------
Sources of Permitted Subsequent         .   Full or               .   Full or         .   Full
Contributions                               partial                   partial             exchange,
                                            exchange,                 exchange,           rollover or
                                            rollover or               rollover            direct
                                            direct                    or                  transfer
                                            transfer                  direct              from a Prior
                                            from another              transfer            Contract
                                            annuity                   from
                                            contract or               another
                                            other                     annuity
                                            eligible                  contract
                                            investment                or
                                        .   After tax                 other
                                            check                     eligible
                                                                      investment
                                                                  .   After
                                                                      tax
                                                                      check
-------------------------------------------------------------------------------------------------------------------


/1./ If you elected a Guaranteed benefit under a Prior Contract, you would not be eligible for the exchange program. Therefore, in the column for "Prior Contracts", Guaranteed benefits are either not reflected or categorized as "Not Applicable".

/2./ If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the administrative charge for that year.

/3./ During the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value. Thereafter, the charge, if applicable, is $30 for each contract year.


/4./ The Return of Principal death benefit and the "Greater of" death benefit can only be elected in combination with the GMIB. The Highest Anniversary Value death benefit can be elected with or without selecting the GMIB. If you elect the GMIB and do not elect a guaranteed minimum death benefit, you will automatically receive the Return of Principal death benefit. The RMD Wealth Guard death benefit cannot be elected in combination with the GMIB. Please see "Retirement Cornerstone(R) Series E at a glance - key features" in the Retirement Cornerstone(R) Series E Prospectus for more information related to these guaranteed benefits.

/5./ Fixed Maturity Options offer a fixed rate of interest if held to maturity.
     Fixed Maturity Options generally have maturity dates that range from one to ten years. Withdrawals or transfers from a Fixed Maturity Option prior to maturity may be subject to market value adjustment, which may increase or decrease the account value. See "fixed maturity options" in your Prospectus for more information.

/6./ The number of investment options available under a particular contract is subject to change. Please refer to your Prospectus for more information on investment options available under your contract.

                         APPENDIX X: EXCHANGE PROGRAM

               B. ACCUMULATOR (SERIES 1995 THROUGH SERIES 2001)


---------------------------------------------------------------------------------------------------
                          PRIOR CONTRACTS                                     NEW CONTRACT
---------------------------------------------------------------------------------------------------
 INCOME MANAGER /SM/ ACCUMULATOR;              INCOME MANAGER/ SM/      RETIREMENT
 INCOME MANAGER/ SM/ ROLLOVER IRA; INCOME      ACCUMULATOR (YEAR         CORNERSTONE(R)
 MANAGER/ SM/ ROLLOVER IRA & CHOICE INCOME     1996); INCOME MANAGER/    SERIES E
 PLAN (YEAR 1995)/1 /                          SM/ ROLLOVER IRA AND
                                               THE CHOICE INCOME PLAN
                                               (YEAR 1996);
                                               ACCUMULATOR (IRA AND
                                               NQ) (YEAR 1997);
                                               ACCUMULATOR/SM/
                                               SELECT/ /(IRA AND NQ)
                                               (YEAR 1997);
                                               ACCUMULATOR/ SM/
                                               (IRA,NQ AND QP) (YEAR
                                               1998); ACCUMULATOR/SM/
                                               SELECT/ /(IRA, NQ AND
                                               QP) (YEAR 1998)/1 /
---------------------------------------------------------------------------------------------------
Annual Contract    If the initial     $30               None            If your account    $30
Fee:               contribution is                                      value on a
                   less than                                            contract date
                   $25,000.                                             anniversary is
                                                                        less than
                                                                        $50,000/2,3/.

                   If the initial     $0                                If your account    $0
                   contribution is                                      value on a
                   more                                                 contract date
                   than $25,000.                                        anniversary is
                                                                        $50,000 or
                                                                        more/2/.
---------------------------------------------------------------------------------------------------
Total Separate              1.15%                   1.20%-1.60%                  1.30%
Account Annual
Expenses:
---------------------------------------------------------------------------------------------------
Death Benefit:     The death benefit is         The death benefit is    For the purposes of
                   equal to the return of       equal to the return     determining the death
                   your account value as of     of your account value   benefit under your
                   the date we receive          as of the date we       Retirement
                   satisfactory proof of        receive satisfactory    Cornerstone(R) Series E
                   death and all                proof of death and      contract, we treat your
                   information and forms        all information and     Investment account and
                   necessary to effect          forms necessary to      any Guaranteed minimum
                   payment.                     effect payment.         death benefit funded by
                                                                        your Protected Benefit
                                                                        account differently.

                                                                        The death benefit in
                                                                        connection with your
                                                                        Investment account is
                                                                        equal to your Investment
                                                                        account value as of the
                                                                        date we receive
                                                                        satisfactory proof of
                                                                        death, any required
                                                                        instructions for the
                                                                        method of payment, and
                                                                        any required information
                                                                        and forms necessary to
                                                                        effect payment. The
                                                                        death benefit payable in
                                                                        connection with your
                                                                        Protected Benefit
                                                                        account will be based on
                                                                        the greater of (i) your
                                                                        Protected Benefit
                                                                        account value, and (ii)
                                                                        the benefit base of your
                                                                        Guaranteed minimum death
                                                                        benefit.
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Return of               Not Applicable             Not Applicable        No Additional Charge*
Principal Death                                                         *PLEASE BE ADVISED THAT
Benefit                                                                 THE RETURN OF PRINCIPAL
Charge/4/:                                                              DEATH BENEFIT DOES NOT
                                                                        HAVE AN ADDITIONAL
                                                                        CHARGE, BUT THIS
                                                                        GUARANTEED BENEFIT MUST
                                                                        BE ELECTED IN
                                                                        COMBINATION WITH THE
                                                                        GUARANTEED MINIMUM
                                                                        INCOME BENEFIT, WHICH
                                                                        DOES HAVE A CHARGE.
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Highest                 Not Applicable             Not Applicable          0.35% (current and
Anniversary                                                                     maximum)
Value Death
Benefit
Charge/4/:
---------------------------------------------------------------------------------------------------

                         APPENDIX X: EXCHANGE PROGRAM

------------------------------------------------------------------------------------------------------------------------------
                          PRIOR CONTRACTS                                               NEW CONTRACT
------------------------------------------------------------------------------------------------------------------------------
 INCOME MANAGER/SM/                         INCOME MANAGER/SM/ ACCUMULATOR         RETIREMENT
 ACCUMULATOR; INCOME                        (YEAR 1996); INCOME MANAGER/SM/        CORNERSTONE(R) SERIES E
 MANAGER/SM/ ROLLOVER IRA;                  ROLLOVER IRA AND THE CHOICE INCOME
 INCOME MANAGER/SM/ ROLLOVER                PLAN (YEAR 1996); ACCUMULATOR (IRA
 IRA & CHOICE INCOME PLAN (YEAR             AND NQ) (YEAR 1997);
 1995)/1 /                                  ACCUMULATOR/SM/ SELECT/ /(IRA AND
                                            NQ) (YEAR 1997); ACCUMULATOR/SM/
                                            (IRA,NQ AND QP) (YEAR 1998);
                                            ACCUMULATOR/SM/ SELECT/ /(IRA, NQ
                                            AND QP) (YEAR 1998)/1 /
------------------------------------------------------------------------------------------------------------------------------
"Greater of"         Not Applicable                   Not Applicable                   1.15% (current)
Death Benefit                                                                          2.30% (maximum)
Charge/4/:
------------------------------------------------------------------------------------------------------------------------------
RMD Wealth           Not Applicable                   Not Applicable                   0.90% (current)
Guard Death                                                                            1.80% (maximum)
Benefit
Charge/4/:
------------------------------------------------------------------------------------------------------------------------------
Guaranteed           Not Applicable                   Not Applicable                   1.15% (current)
Minimum Income                                                                         2.30% (maximum)
Benefit
Charge/4/:
------------------------------------------------------------------------------------------------------------------------------
Lifetime                   3%                               3%                               1%
Minimum
Guaranteed
Interest Rate
in the
Guaranteed
Interest
Option:
------------------------------------------------------------------------------------------------------------------------------
Loan Features              No                               No                               No
(if
your employer's
plan permits):
------------------------------------------------------------------------------------------------------------------------------
Fixed Maturity             No                               No                               No
Options/5/:
------------------------------------------------------------------------------------------------------------------------------
Variable             Not Applicable                   Not Applicable                          7
Investment                                                                             Various Classes
Options with
your Protected
Benefit
Account/6/:
------------------------------------------------------------------------------------------------------------------------------
Variable                   9                               6-24                              109
Investment                                                                             Various Classes
Options with
your
Investment
Account/6/:
------------------------------------------------------------------------------------------------------------------------------
Sources of          .   Full or             .   Full or partial exchange,          .   Full exchange,
Permitted               partial                 rollover or direct transfer            rollover or direct
Subsequent              exchange,               from another annuity contract          transfer from a
Contributions           rollover or             or other eligible investment           Prior Contract
                        direct              .   After tax check
                        transfer from
                        another
                        annuity
                        contract or
                        other
                        eligible
                        investment
                    .   After tax
                        check
------------------------------------------------------------------------------------------------------------------------------


/1./ If you elected a Guaranteed benefit under a Prior Contract, you would not be eligible for the exchange program. Therefore, in the column for "Prior Contracts", Guaranteed benefits are either not reflected or categorized as "Not Applicable".

/2./ If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the administrative charge for that year.

/3./ During the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value. Thereafter, the charge, if applicable, is $30 for each contract year.


/4./ The Return of Principal death benefit and the "Greater of" death benefit can only be elected in combination with the GMIB. The Highest Anniversary Value death benefit can be elected with or without selecting the GMIB. If you elect the GMIB and do not elect a guaranteed minimum death benefit, you will automatically receive the Return of Principal death benefit. The RMD Wealth Guard death benefit cannot be elected in combination with the GMIB. Please see "Retirement Cornerstone(R) Series E at a glance - key features" in the Retirement Cornerstone(R) Series E Prospectus for more information related to these guaranteed benefits.

/5./ Fixed Maturity Options offer a fixed rate of interest if held to maturity.
     Fixed Maturity Options generally have maturity dates that range from one to ten years. Withdrawals or transfers from a Fixed Maturity Option prior to maturity may be subject to market value adjustment, which may increase or decrease the account value. See "fixed maturity options" in your Prospectus for more information.

/6./ The number of investment options available under a particular contract is subject to change. Please refer to your Prospectus for more information on investment options available under your contract.

                         APPENDIX X: EXCHANGE PROGRAM

               B. ACCUMULATOR (SERIES 1995 THROUGH SERIES 2001)


-------------------------------------------------------------------------------------------------------------------
                             PRIOR CONTRACTS                                              NEW CONTRACT
-------------------------------------------------------------------------------------------------------------------
 ACCUMULATOR/ SM/ (YEARS 1999, 2000 AND 2001)/1 /     ACCUMULATOR SELECT/SM/    RETIREMENT CORNERSTONE(R) SERIES
                                                      (YEARS 1999 AND 2000)/ 1/ E
-------------------------------------------------------------------------------------------------------------------
Annual            If the account value on    $30                None            If your account value on   $30
Contract Fee:     a contract date            $0                                 a contract date            $0
                  anniversary is less is                                        anniversary is less than
                  less than $25,000.                                            $50,000/2,3/.
                  If the account value on                                       If your account value on
                  a contract date                                               a contract date
                  anniversary is less is                                        anniversary is $50,000
                  more than $25,000.                                            or more/2/.
-------------------------------------------------------------------------------------------------------------------
Total Separate             1.35% - 1.65%                    1.60% - 170%                     1.30%
Account Annual
Expenses:
-------------------------------------------------------------------------------------------------------------------
Death Benefit:    The greater of: (i) your account    The greater of: (i) your  For the purposes of determining
                  value, less any outstanding loan    account value, less any   the death benefit under your
                  balance plus accrued interest as    outstanding loan balance  Re-tirement Cornerstone(R)
                  of the date we receive              plus accrued interest as  Series E contract, we treat your
                  satisfactory proof of death, any    of the date we receive    Investment account and any
                  required instructions,              satisfactory proof of     Guaranteed minimum death benefit
                  information and forms necessary     death, any required       funded by your Protected Benefit
                  to effect payment; and (ii) your    instructions,             account differently.
                  total contributions, ad-justed      information and forms     The death benefit in connection
                  for withdrawals and any             necessary to effect       with your Investment account is
                  withdrawal charges and any taxes    payment; and (ii) your    equal to your Investment account
                  that may apply, less any            total contributions,      value as of the date we receive
                  outstanding loan balance plus       adjusted for              satisfactory proof of death, any
                  accrued interest.                   with-drawals and any      required instructions for the
                                                      withdrawal charges and    method of payment, and any
                                                      any taxes that may        required information and forms
                                                      apply, less any           necessary to effect payment. The
                                                      outstanding loan balance  death benefit payable in
                                                      plus accrued interest.    con-nection with your Protected
                                                                                Benefit account will be based on
                                                                                the greater of (i) your
                                                                                Protected Benefit account value,
                                                                                and (ii) the benefit base of
                                                                                your Guaranteed minimum death
                                                                                benefit.
-------------------------------------------------------------------------------------------------------------------
Return of                  Not Applicable                  Not Applicable            No Additional Charge*
Principal                                                                       *PLEASE BE ADVISED THAT THE
Death Benefit                                                                   RETURN OF PRINCIPAL DEATH
Charge/4/:                                                                      BENEFIT DOES NOT HAVE AN
                                                                                ADDITIONAL CHARGE, BUT THIS
                                                                                GUARANTEED BENEFIT MUST BE
                                                                                ELECTED IN COMBINATION WITH THE
                                                                                GUARANTEED MINIMUM INCOME
                                                                                BENEFIT, WHICH DOES HAVE A
                                                                                CHARGE.
-------------------------------------------------------------------------------------------------------------------
Highest                    Not Applicable                  Not Applicable         0.35% (current and maximum)
Anniversary
Value Death
Benefit
Charge/4/:
-------------------------------------------------------------------------------------------------------------------
"Greater of"               Not Applicable                  Not Applicable               1.15% (current)
Death Benefit                                                                           2.30% (maximum)
Charge/4/:
-------------------------------------------------------------------------------------------------------------------
RMD Wealth                 Not Applicable                  Not Applicable               0.90% (current)
Guard Death                                                                             1.80% (maximum)
Benefit
Charge/4/:
-------------------------------------------------------------------------------------------------------------------
Guaranteed                 Not Applicable                  Not Applicable               1.15% (current)
Minimum Income                                                                          2.30% (maximum)
Benefit
Charge/4/:
-------------------------------------------------------------------------------------------------------------------

                         APPENDIX X: EXCHANGE PROGRAM

---------------------------------------------------------------------------------------------------------------------------
                       PRIOR CONTRACTS                                                  NEW CONTRACT
---------------------------------------------------------------------------------------------------------------------------
 ACCUMULATOR/ SM/ (YEARS 1999, 2000 AND                    ACCUMULATOR              RETIREMENT
 2001)/1 /                                                 SELECT/SM/ (YEARS        CORNERSTONE(R)
                                                           1999 AND 2000)/ 1/       SERIES E
---------------------------------------------------------------------------------------------------------------------------
Lifetime Minimum                   3%                              No                        1%
Guaranteed Interest
Rate in the
Guaranteed Interest
Option:
---------------------------------------------------------------------------------------------------------------------------
Loan Features (if                  Yes                             Yes                       No
your employer's
plan permits):
---------------------------------------------------------------------------------------------------------------------------
Fixed Maturity                     Yes                             Yes                       No
Options/5/:
---------------------------------------------------------------------------------------------------------------------------
Variable Investment          Not Applicable                  Not Applicable                   7
Options with your                                                                      Various Classes
Protected Benefit
Account/6/:
---------------------------------------------------------------------------------------------------------------------------
Variable Investment              26 - 32                         22 - 31                     109
Options with your                                                                      Various Classes
Investment
Account/6/:
---------------------------------------------------------------------------------------------------------------------------
Sources of                .   Full or partial              .   Full or partial      .   Full exchange,
Permitted                     exchange,                        exchange,                rollover or
Subsequent                    rollover or                      rollover or              direct transfer
Contributions                 direct transfer                  direct transfer          from a Prior
                              from another                     from another             Contract
                              annuity contract                 annuity
                              or other eligible                contract or
                              investment                       other eligible
                          .   After tax check                  investment
                                                           .   After tax check


/1./ If you elected a Guaranteed benefit under a Prior Contract, you would not be eligible for the exchange program. Therefore, in the column for "Prior Contracts", Guaranteed benefits are either not reflected or categorized as "Not Applicable".

/2./ If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the administrative charge for that year.

/3./ During the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value. Thereafter, the charge, if applicable, is $30 for each contract year.


/4./ The Return of Principal death benefit and the "Greater of" death benefit can only be elected in combination with the GMIB. The Highest Anniversary Value death benefit can be elected with or without selecting the GMIB. If you elect the GMIB and do not elect a guaranteed minimum death benefit, you will automatically receive the Return of Principal death benefit. The RMD Wealth Guard death benefit cannot be elected in combination with the GMIB. Please see "Retirement Cornerstone(R) Series E at a glance - key features" in the Retirement Cornerstone(R) Series E Prospectus for more information related to these guaranteed benefits.

/5./ Fixed Maturity Options offer a fixed rate of interest if held to maturity.
     Fixed Maturity Options generally have maturity dates that range from one to ten years. Withdrawals or transfers from a Fixed Maturity Option prior to maturity may be subject to market value adjustment, which may increase or decrease the account value. See "fixed maturity options" in your Prospectus for more information.

/6./ The number of investment options available under a particular contract is subject to change. Please refer to your Prospectus for more information on investment options available under your contract.

                         APPENDIX X: EXCHANGE PROGRAM

               B. ACCUMULATOR (SERIES 1995 THROUGH SERIES 2001)


------------------------------------------------------------------------------------------------------
                          PRIOR CONTRACTS                                     NEW CONTRACT
------------------------------------------------------------------------------------------------------
 ACCUMULATOR PLUS/SM/ (YEAR 1999)/1/         ACCUMULATOR PLUS/SM/    RETIREMENT CORNERSTONE(R)
                                             (YEARS 2000 AND         SERIES E
                                             2001)/1/
------------------------------------------------------------------------------------------------------
Annual Contract Fee:          None                    None            If your account value    $30
                                                                      on a contract date
                                                                      anniversary is less
                                                                      than $50,000/2,3/.

                                                                      If your account value    $0
                                                                      on a contract date
                                                                      anniversary is
                                                                      $50,000 or more/2/.
-                    ---------------------------------------------------------------------------------
Total Separate               1.60%                1.60%-1.70%                    1.30%
Account Annual
Expenses:
------------------------------------------------------------------------------------------------------
Death Benefit:       The death benefit is     The greater of: (i)     For the purposes of
                     equal to the return of   your account value,     determining the death benefit
                     your account value as    less any outstanding    under your Retirement
                     of the date we receive   loan balance plus       Cornerstone(R) Series E
                     satisfactory proof of    accrued interest as     contract, we treat your
                     death and all            of the date we          Investment account and any
                     information and forms    receive                 Guaranteed minimum death
                     necessary to effect      sat- isfactory proof    benefit funded by your
                     payment.                 of death, any           Protected Benefit account
                                              required                differently.
                                              instructions,
                                              information and forms   The death benefit in
                                              necessary to effect     connection with your
                                              payment; and (ii)       Investment account is equal
                                              your total              to your Investment account
                                              con- tributions,        value as of the date we
                                              adjusted for            receive satisfactory proof of
                                              withdrawals and any     death, any required
                                              withdrawal charges      instructions for the method
                                              and any taxes that      of payment, and any required
                                              may apply, less any     information and forms
                                              outstanding loan        necessary to effect payment.
                                              balance plus accrued    The death benefit payable in
                                              interest.               connection with your
                                                                      Protected Benefit account
                                                                      will be based on the greater
                                                                      of (i) your Protected Benefit
                                                                      account value, and (ii) the
                                                                      benefit base of your
                                                                      Guaranteed minimum death
                                                                      benefit.
------------------------------------------------------------------------------------------------------
Return of Principal      Not Applicable          Not Applicable          No Additional Charge*
Death Benefit                                                        *PLEASE BE ADVISED THAT THE
Charge/4/:                                                           RETURN OF PRINCIPAL DEATH
                                                                     BENEFIT DOES NOT HAVE AN
                                                                     ADDITIONAL CHARGE, BUT THIS
                                                                     GUARANTEED BENEFIT MUST BE
                                                                     ELECTED IN COMBINATION WITH
                                                                     THE GUARANTEED MINIMUM IN-COME
                                                                     BENEFIT, WHICH DOES HAVE A
                                                                     CHARGE.
------------------------------------------------------------------------------------------------------
Highest Anniversary      Not Applicable          Not Applicable       0.35% (current and maximum)
Value Death Benefit
Charge/4/:
------------------------------------------------------------------------------------------------------
"Greater of" Death       Not Applicable          Not Applicable             1.15% (current)
Benefit Charge/4/:                                                          2.30% (maximum)

                         APPENDIX X: EXCHANGE PROGRAM

-----------------------------------------------------------------------------------------------------------------------------
                            PRIOR CONTRACTS                                        NEW CONTRACT
-----------------------------------------------------------------------------------------------------------------------------
 ACCUMULATOR PLUS/SM/ (YEAR 1999)/1/             ACCUMULATOR PLUS/SM/       RETIREMENT CORNERSTONE(R)
                                                 (YEARS 2000 AND 2001)/1/   SERIES E
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
RMD Wealth Guard           Not Applicable             Not Applicable             0.90% (current)
Death Benefit                                                                    1.80% (maximum)
Charge/4/:
-----------------------------------------------------------------------------------------------------------------------------
Guaranteed Minimum         Not Applicable             Not Applicable             1.15% (current)
Income Benefit                                                                   2.30% (maximum)
Charge/4/:
-----------------------------------------------------------------------------------------------------------------------------
Lifetime Minimum                 No                         No                          1%
Guaranteed Interest
Rate in the
Guaranteed Interest
Option:
-----------------------------------------------------------------------------------------------------------------------------
Loan Features (if                No                        Yes                          No
your employer's
plan permits):
-----------------------------------------------------------------------------------------------------------------------------
Fixed Maturity                   No                         No                          No
Options/5/:
-----------------------------------------------------------------------------------------------------------------------------
Variable Investment        Not Applicable             Not Applicable                    7
Options with your                                                                Various Classes
Protected Benefit
Account/6/:
-----------------------------------------------------------------------------------------------------------------------------
Variable Investment              28                       31-32                        109
Options with your                                                                Various Classes
Investment
Account/6/:
-----------------------------------------------------------------------------------------------------------------------------
Sources of            .   Full or partial        .   Full or partial        .   Full exchange,
Permitted                 exchange, rollover         exchange, rollover         rollover or direct
Subsequent                or direct transfer         or direct transfer         transfer from a Prior
Contributions             from another annuity       from another annuity       Contract
                          contract or other          contract or other
                          eligible investment        eligible investment
                      .   After tax check        .   After tax check


/1./ If you elected a Guaranteed benefit under a Prior Contract, you would not be eligible for the exchange program. Therefore, in the column for "Prior Contracts", Guaranteed benefits are either not reflected or categorized as "Not Applicable".

/2./ If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the administrative charge for that year.

/3./ During the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value. Thereafter, the charge, if applicable, is $30 for each contract year.


/4./ The Return of Principal death benefit and the "Greater of" death benefit can only be elected in combination with the GMIB. The Highest Anniversary Value death benefit can be elected with or without selecting the GMIB. If you elect the GMIB and do not elect a guaranteed minimum death benefit, you will automatically receive the Return of Principal death benefit. The RMD Wealth Guard death benefit cannot be elected in combination with the GMIB. Please see "Retirement Cornerstone(R) Series E at a glance - key features" in the Retirement Cornerstone(R) Series E Prospectus for more information related to these guaranteed benefits.

/5./ Fixed Maturity Options offer a fixed rate of interest if held to maturity.
     Fixed Maturity Options generally have maturity dates that range from one to ten years. Withdrawals or transfers from a Fixed Maturity Option prior to maturity may be subject to market value adjustment, which may increase or decrease the account value. See "fixed maturity options" in your Prospectus for more information.

/6./ The number of investment options available under a particular contract is subject to change. Please refer to your Prospectus for more information on investment options available under your contract.

                         APPENDIX X: EXCHANGE PROGRAM

               B. ACCUMULATOR (SERIES 1995 THROUGH SERIES 2001)


-------------------------------------------------------------------------------------------------
                  PRIOR CONTRACTS                                   NEW CONTRACT
-------------------------------------------------------------------------------------------------
 ACCUMULATOR(R) ELITE/SM/ (YEAR 2001)                 RETIREMENT CORNERSTONE(R) SERIES E
-------------------------------------------------------------------------------------------------
Annual Contract Fee:                None              If your account value on a         $30
                                                      contract date anniversary is
                                                      less than $50,000/2,3/.

                                                      If your account value on a         $0
                                                      contract date anniversary is
                                                      $50,000 or more/2/.
-------------------------------------------------------------------------------------------------
Total Separate Account             1.60%                               1.30%
Annual Expenses:
-------------------------------------------------------------------------------------------------
Death Benefit:            The death benefit is        For the purposes of determining the
                          equal to the return of      death benefit under your Retirement
                          your account value as of    Cornerstone(R) Series E contract, we
                          the date we receive         treat your Investment account and any
                          satisfactory proof of       Guaranteed minimum death benefit funded
                          death and all information   by your Protected Benefit account
                          and forms necessary to      differently.
                          effect payment.
                                                      The death benefit in connection with
                                                      your Investment account is equal to your
                                                      Investment account value as of the date
                                                      we receive satisfactory proof of death,
                                                      any required instructions for the method
                                                      of payment, and any required information
                                                      and forms necessary to effect payment.
                                                      The death benefit payable in connection
                                                      with your Protected Benefit account will
                                                      be based on the greater of (i) your
                                                      Protected Benefit account value, and
                                                      (ii) the benefit base of your Guaranteed
                                                      minimum death benefit.
-------------------------------------------------------------------------------------------------
Return of Principal            Not Applicable                  No Additional Charge*
Death Benefit                                         *PLEASE BE ADVISED THAT THE RETURN OF
Charge/4/:                                            PRINCIPAL DEATH BENEFIT DOES NOT HAVE AN
                                                      ADDITIONAL CHARGE, BUT THIS GUARANTEED
                                                      BENEFIT MUST BE ELECTED IN COMBINATION
                                                      WITH THE GUARANTEED MINI-MUM INCOME
                                                      BENEFIT, WHICH DOES HAVE A CHARGE.
-------------------------------------------------------------------------------------------------
Highest Anniversary            Not Applicable               0.35% (current and maximum)
Value Death Benefit
Charge/4/:
-------------------------------------------------------------------------------------------------
"Greater of" Death             Not Applicable                     1.15% (current)
Benefit Charge/4/:                                                2.30% (maximum)
-------------------------------------------------------------------------------------------------
RMD Wealth Guard Death         Not Applicable                     0.90% (current)
Benefit Charge/4/:                                                1.80% (maximum)
-------------------------------------------------------------------------------------------------
Guaranteed Minimum             Not Applicable                     1.15% (current)
Income Benefit                                                    2.30% (maximum)
Charge/4/:
-------------------------------------------------------------------------------------------------
Lifetime Minimum                     No                                  1%
Guaranteed Interest
Rate in the Guaranteed
Interest Option:
-------------------------------------------------------------------------------------------------
Loan Features (if                   Yes                                  No
your employer's plan
permits):
-------------------------------------------------------------------------------------------------

                         APPENDIX X: EXCHANGE PROGRAM

--------------------------------------------------------------------------------------------------------------------------------
                     PRIOR CONTRACTS                                  NEW CONTRACT
--------------------------------------------------------------------------------------------------------------------------------
 ACCUMULATOR(R) ELITE/SM/ (YEAR 2001)                      RETIREMENT CORNERSTONE(R) SERIES E
--------------------------------------------------------------------------------------------------------------------------------
Fixed Maturity                        Yes                                   No
Options/5/:
--------------------------------------------------------------------------------------------------------------------------------
Variable Investment              Not Applicable                             7
Options with your                                                    Various Classes
Protected Benefit
Account/6/:
--------------------------------------------------------------------------------------------------------------------------------
Variable Investment                    28                                  109
Options with your                                                    Various Classes
Investment Account/6/:
--------------------------------------------------------------------------------------------------------------------------------
Sources of Permitted   .   Full or partial exchange,       .   Full exchange, rollover or
Subsequent                 rollover or direct transfer         direct transfer from a Prior
Contributions              from another annuity contract       Contract
                           or other eligible investment
                       .   After tax check
--------------------------------------------------------------------------------------------------------------------------------


/1./ If you elected a Guaranteed benefit under a Prior Contract, you would not be eligible for the exchange program. Therefore, in the column for "Prior Contracts", Guaranteed benefits are either not reflected or categorized as "Not Applicable".

/2./ If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the administrative charge for that year.

/3./ During the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value. Thereafter, the charge, if applicable, is $30 for each contract year.


/4./ The Return of Principal death benefit and the "Greater of" death benefit can only be elected in combination with the GMIB. The Highest Anniversary Value death benefit can be elected with or without selecting the GMIB. If you elect the GMIB and do not elect a guaranteed minimum death benefit, you will automatically receive the Return of Principal death benefit. The RMD Wealth Guard death benefit cannot be elected in combination with the GMIB. Please see "Retirement Cornerstone(R) Series E at a glance - key features" in the Retirement Cornerstone(R) Series E Prospectus for more information related to these guaranteed benefits.

/5./ Fixed Maturity Options offer a fixed rate of interest if held to maturity.
     Fixed Maturity Options generally have maturity dates that range from one to ten years. Withdrawals or transfers from a Fixed Maturity Option prior to maturity may be subject to market value adjustment, which may increase or decrease the account value. See "fixed maturity options" in your Prospectus for more information.

/6./ The number of investment options available under a particular contract is subject to change. Please refer to your Prospectus for more information on investment options available under your contract.

                         APPENDIX X: EXCHANGE PROGRAM

              C. EQUI-VEST(R) (SERIES 100-500 THROUGH SERIES 801)


--------------------------------------------------------------------------------------------------------------------
                              PRIOR CONTRACTS                                                NEW CONTRACT
--------------------------------------------------------------------------------------------------------------------
 EQUI-VEST(R) (SERIES 100-500)/1/                    EQUI-VEST(R) (SERIES 201)/1/    RETIREMENT CORNERSTONE(R)
                                                     EMPLOYER-SPONSORED              SERIES E
                                                     RETIREMENT PLANS
--------------------------------------------------------------------------------------------------------------------
Annual                 Series 100 and 200 The        If your total       $30         If your account     $30
Administrative Charge: Series 300, 400    lesser of  account value on    (current)   value on a
                       and 500/2/         $30 or 2%  the last day of     $65         contract date
                                          of your    your contract       (maximum)   anniversary is
                                          account    year is less than               less than
                                          value,     $25,000/3,4/.                   $50,000/3,4/.
                                          plus any
                                          amounts    If your total       $0          If your account     $0
                                          previously account value on                value on a
                                          withdrawn  the last day of                 contract date
                                          during     your contract                   anniversary is
                                          the        year is $25,000                 $50,000 or
                                          contract   or more; or if                  more/4/.
                                          year.      the total account
                                          $30        values of all
                                          (current)  EQUI-VEST(R)
                                          $65        contracts, owned
                                          (maximum)  by the same
                                                     person, when
                                                     added together,
                                                     exceeds $100,
                                                     000/4/.
--------------------------------------------------------------------------------------------------------------------
Total Separate                 1.34%-2.00%                      1.20%                           1.30%
Account Annual
Expenses:
--------------------------------------------------------------------------------------------------------------------
Death Benefit:         The death benefit is equal    The greater of: (i) your        For the purposes of
                       to the return of your         account value, less any         determining the death
                       account value as of the date  outstanding loan balance        benefit under your
                       we receive satisfactory       plus accrued interest as of     Retirement Cornerstone(R)
                       proof of death and all        the date we receive             Series E contract, we treat
                       information and forms         satisfactory proof of death,    your Investment account and
                       necessary to effect payment.  any required instructions,      any Guaranteed minimum death
                                                     information and forms           benefit funded by your
                                                     necessary to effect payment;    Protected Benefit account
                                                     and (ii) your total             differently.
                                                     contributions, adjusted for
                                                     withdrawals and any             The death benefit in
                                                     withdrawal charges and any      connection with your
                                                     taxes that may apply, less      Investment account is equal
                                                     any outstanding loan balance    to your Investment account
                                                     plus accrued interest.          value as of the date we
                                                                                     receive satisfactory proof
                                                                                     of death, any required
                                                                                     instructions for the method
                                                                                     of payment, and any required
                                                                                     information and forms
                                                                                     necessary to effect payment.
                                                                                     The death benefit payable in
                                                                                     connection with your
                                                                                     Protected Benefit account
                                                                                     will be based on the greater
                                                                                     of (i) your Protected
                                                                                     Benefit account value, and
                                                                                     (ii) the benefit base of
                                                                                     your Guaranteed minimum
                                                                                     death benefit.
--------------------------------------------------------------------------------------------------------------------
Return of                     Not Applicable                Not Applicable              No Additional Charge*
Principal                                                                            *PLEASE BE ADVISED THAT THE
Death Benefit                                                                        RETURN OF PRINCIPAL DEATH
Charge/5/:                                                                           BENEFIT DOES NOT HAVE AN
                                                                                     ADDITIONAL CHARGE, BUT THIS
                                                                                     GUARANTEED BENEFIT MUST BE
                                                                                     ELECTED IN COMBINATION WITH
                                                                                     THE GUARANTEED MINIMUM
                                                                                     INCOME BENEFIT, WHICH DOES
                                                                                     HAVE A CHARGE.
--------------------------------------------------------------------------------------------------------------------

                         APPENDIX X: EXCHANGE PROGRAM

-------------------------------------------------------------------------------------------------------------------------
                   PRIOR CONTRACTS                                                       NEW CONTRACT
-------------------------------------------------------------------------------------------------------------------------
 EQUI-VEST(R) (SERIES 100-500)/1/                     EQUI-VEST(R)                    RETIREMENT
                                                      (SERIES 201)/1/                 CORNERSTONE(R)
                                                      EMPLOYER-SPONSORED              SERIES E
                                                      RETIREMENT PLANS
-------------------------------------------------------------------------------------------------------------------------
Highest                 Not Applicable                  Not Applicable                0.35% (current and
Anniversary                                                                                maximum)
Value Death
Benefit
Charge/5/:
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
"Greater of"            Not Applicable                  Not Applicable                  1.15% (current)
Death Benefit                                                                           2.30% (maximum)
Charge/5/:
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
RMD Wealth              Not Applicable                  Not Applicable                  0.90% (current)
Guard Death                                                                             1.80% (maximum)
Benefit
Charge/5/:
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Guaranteed              Not Applicable                  Not Applicable                  1.15% (current)
Minimum Income                                                                          2.30% (maximum)
Benefit
Charge/5/:
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Lifetime                    1%-3%                           1%-1.5%                           1%
Minimum
Guaranteed
Interest Rate
in the
Guaranteed
Interest
Option:
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Fixed Maturity               Yes                              No                              No
Options/6/:
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Loan Features                 No                              Yes                             No
(if
your employer's
plan permits):
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Variable                Not Applicable                  Not Applicable                         7
Investment                                                                              Various Classes
Options with
your Protected
Benefit
Account/7/:
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Variable                      99                              98                              109
Investment             Various classes                  Various classes                 Various classes
Options with
your
Investment
Account/7/:
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Sources of            .   Full or                     .   Full or partial             .   Full exchange,
Permitted                 partial                         rollover or                     rollover or
Subsequent                exchange,                       direct transfer                 direct transfer
Contributions             rollover or                     from another                    from a Prior
                          direct                          annuity                         Contract
                          transfer from                   contract or
                          another                         other eligible
                          annuity                         investment
                          contract or                 .   Payroll
                          other eligible                  contribution
                          investment
                      .   After tax check
-------------------------------------------------------------------------------------------------------------------------


/1./ If you elected a Guaranteed benefit under a Prior Contract, you would not be eligible for the exchange program. Therefore, in the column for "Prior Contracts", Guaranteed benefits are either not reflected or categorized as "Not Applicable".

/2./ For the EQUI-VEST(R) series 300, 400 and 500 contracts, during the first two contract years this charge, if it applies, is equal to the lesser of $30 or 2% of your Total account value, plus any amounts previously withdrawn during the contract year. Thereafter, the charge is $30 for each contract year.

/3./ For the EQUI-VEST(R) Series 201 contract, during the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value. For the Retirement Cornerstone(R) Series E contract, during the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value. Thereafter, the charge, if applicable, is $30 for each contract year.


/4./ If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.

/5./ The Return of Principal death benefit and the "Greater of" death benefit can only be elected in combination with the GMIB. The Highest Anniversary Value death benefit can be elected with or without selecting the GMIB. If you elect the GMIB and do not elect a guaranteed minimum death benefit, you will automatically receive the Return of Principal death benefit. The RMD Wealth Guard death benefit cannot be elected in combination with the GMIB. Please see "Retirement Cornerstone(R) Series E at a glance - key features" in the Retirement Cornerstone(R) Series E Prospectus for more information related to these guaranteed benefits.

/6./ Fixed Maturity Options offer a fixed rate of interest if held to maturity.
     Fixed Maturity Options generally have maturity dates that range from one to ten years. Withdrawals or transfers from a Fixed Maturity Option prior to maturity may be subject to market value adjustment, which may increase or decrease the account value. See "fixed maturity options" in your Prospectus for more information.

/7./ The number of investment options available under a particular contract is subject to change. Please refer to your Prospectus for more information on investment options available under your contract.

                         APPENDIX X: EXCHANGE PROGRAM

              C. EQUI-VEST(R) (SERIES 100-500 THROUGH SERIES 801)


------------------------------------------------------------------------------------------------------------------------
                                  PRIOR CONTRACTS                                               NEW CONTRACT
------------------------------------------------------------------------------------------------------------------------
 EQUI-VEST(R) EXPRESS/SM/ (SERIES 700)/1/            EQUI-VEST(R) EXPRESS/SM/          RETIREMENT CORNERSTONE(R)
                                                     (SERIES 701)/1/                   SERIES E
------------------------------------------------------------------------------------------------------------------------
Annual          If your total account  $30 (current) If your total account     $50     If your account value     $30
Administrative  value on the last day  $65 (maximum) value on the last day             on a contract date
Charge:         of your contract year                of your contract year             anniversary is less
                is less than $25,000                 is less than $100,000.            than $50,000/2,3/.
                for NQ contracts (or
                less than $20,000 for                If your total account      $0     If your account value      $0
                IRA contracts)/2/.                   value on the last day             on a contract date
                                                     of your contract year             anniversary is $50,000
                                                     is $100,000 or more.              or more/3/.

                If your total account       $0
                value on the last day
                of your contract year
                is $25,000 or more
                for NQ contracts (or
                $20,000 or more for
                IRA contracts).
------------------------------------------------------------------------------------------------------------------------
Total Separate             0.95% - 2.00%                         1.10%                             1.30%
Account Annual
Expenses:
------------------------------------------------------------------------------------------------------------------------
Death Benefit:  The death benefit is equal to the    The death benefit is equal to     For the purposes of
                return of your account value as of   the return of your account        determining the death benefit
                the date we receive satisfactory     value as of the date we           under your Retirement
                proof of the annuitant's death and   receive satisfactory proof of     Cornerstone(R) Series E
                all information and forms necessary  the annuitant's death and all     contract, we treat your
                to effect payment.                   information and forms             Investment account and any
                                                     necessary to effect payment.      Guaranteed minimum death
                                                                                       benefit funded by your
                                                                                       Protected Benefit account
                                                                                       differently.

                                                                                       The death benefit in
                                                                                       connection with your
                                                                                       Investment account is equal to
                                                                                       your Investment account value
                                                                                       as of the date we receive
                                                                                       satisfactory proof of death,
                                                                                       any required instructions for
                                                                                       the method of payment, and any
                                                                                       required information and forms
                                                                                       necessary to effect payment.
                                                                                       The death benefit payable in
                                                                                       connection with your Protected
                                                                                       Benefit account will be based
                                                                                       on the greater of (i) your
                                                                                       Protected Benefit account
                                                                                       value, and (ii) the benefit
                                                                                       base of your Guaranteed
                                                                                       minimum death benefit.
------------------------------------------------------------------------------------------------------------------------
Return of                 Not Applicable                     Not Applicable                No Additional Charge*
Principal                                                                              *PLEASE BE ADVISED THAT THE
Death Benefit                                                                          RETURN OF PRINCIPAL DEATH
Charge/4/:                                                                             BENEFIT DOES NOT HAVE AN
                                                                                       ADDITIONAL CHARGE, BUT THIS
                                                                                       GUARANTEED BENEFIT MUST BE
                                                                                       ELECTED IN COM-BINATION WITH
                                                                                       THE GUARANTEED MINIMUM INCOME
                                                                                       BENEFIT, WHICH DOES HAVE A
                                                                                       CHARGE.
------------------------------------------------------------------------------------------------------------------------
Highest                   Not Applicable                     Not Applicable             0.35% (current and maximum)
Anniversary
Value Death
Benefit
Charge/4/:
------------------------------------------------------------------------------------------------------------------------

                         APPENDIX X: EXCHANGE PROGRAM

-----------------------------------------------------------------------------------------------------
                            PRIOR CONTRACTS                                       NEW CONTRACT
-----------------------------------------------------------------------------------------------------
 EQUI-VEST(R) EXPRESS/SM/ (SERIES 700)/1/        EQUI-VEST(R) EXPRESS/SM/   RETIREMENT
                                                 (SERIES 701)/1/            CORNERSTONE(R) SERIES E
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
"Greater of" Death         Not Applicable             Not Applicable            1.15% (current)
Benefit Charge/4/:                                                              2.30% (maximum)
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
RMD Wealth Guard           Not Applicable             Not Applicable            0.90% (current)
Death Benefit                                                                   1.80% (maximum)
Charge/4/:
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Guaranteed Minimum         Not Applicable             Not Applicable            1.15% (current)
Income Benefit                                                                  2.30% (maximum)
Charge/4/:
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Lifetime Minimum                 No                         No                         1%
Guaranteed Interest
Rate in the
Guaranteed Interest
Option:
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Fixed Maturity                  Yes                         No                         No
Options/5/:
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Loan Features (if                No                         No                         No
your employer's
plan permits):
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Variable Investment        Not Applicable             Not Applicable                   7
Options with your                                                               Various Classes
Protected Benefit
Account/6/:
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Variable Investment              99                         99                        109
Options with your         Various classes            Various classes            Various Classes
Investment
Account/6/:
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Sources of            .   Full or partial        .   Full or partial        .   Full exchange,
Permitted                 exchange, rollover         exchange, rollover         rollover or direct
Subsequent                or direct transfer         or direct transfer         transfer from a
Contributions             from another annuity       from another annuity       Prior Contract
                          contract or other          contract or other
                          eligible investment        eligible investment
                      .   After tax check        .   After tax check
-----------------------------------------------------------------------------------------------------


/1./ If you elected a Guaranteed benefit under a Prior Contract, you would not be eligible for the exchange program. Therefore, in the column for "Prior Contracts", Guaranteed benefits are either not reflected or categorized as "Not Applicable".

/2./ For the EQUI-VEST(R) Express/SM/ Series 700 contract, during the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value plus any prior withdrawals during the contract year. For the Retirement Cornerstone(R) Series E contract, during the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value. Thereafter, the charge, if applicable, is $30 for each contract year.

/3./ If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.


/4./ The Return of Principal death benefit and the "Greater of" death benefit can only be elected in combination with the GMIB. The Highest Anniversary Value death benefit can be elected with or without selecting the GMIB. If you elect the GMIB and do not elect a guaranteed minimum death benefit, you will automatically receive the Return of Principal death benefit. The RMD Wealth Guard death benefit cannot be elected in combination with the GMIB. Please see "Retirement Cornerstone(R) Series E at a glance - key features" in the Retirement Cornerstone(R) Series E Prospectus for more information related to these guaranteed benefits.

/5./ Fixed Maturity Options offer a fixed rate of interest if held to maturity.
     Fixed Maturity Options generally have maturity dates that range from one to ten years. Withdrawals or transfers from a Fixed Maturity Option prior to maturity may be subject to market value adjustment, which may increase or decrease the account value. See "fixed maturity options" in your Prospectus for more information.

/6./ The number of investment options available under a particular contract is subject to change. Please refer to your Prospectus for more information on investment options available under your contract.

                         APPENDIX X: EXCHANGE PROGRAM

              C. EQUI-VEST(R) (SERIES 100-500 THROUGH SERIES 801)


----------------------------------------------------------------------------------------------------------------------
                                  PRIOR CONTRACTS                                              NEW CONTRACT
----------------------------------------------------------------------------------------------------------------------
 EQUI-VEST(R) (SERIES 800)/1/                           EQUI-VEST(R) (SERIES 801)/1/    RETIREMENT CORNERSTONE(R)
                                                                                        SERIES E
----------------------------------------------------------------------------------------------------------------------
Annual           If your total         $30 (current)    If your total        $50        If your account       $30
Administrative   account value on      $65 (maximum)    account value on     $0         value on a contract   $0
Charge:          the last day of       $0               the last day of                 date anniversary is
                 your contract year                     your contract year              less than
                 is less than                           is less than                    $50,000/2,3/.
                 $25,000 for NQ                         $100,000.                       If your account
                 contracts (or less                     If your total                   value on a contract
                 than $20,000 for                       account value on                date anniversary is
                 IRA contracts)/2/.                     the last day of                 $50,000 or more/3/.
                 If your total                          your contract year
                 account value on                       is $100,000 or more.
                 the last day of
                 your contract year
                 is $25,000 or more
                 for NQ contracts
                 (or $20,000 or more
                 for IRA contracts).
----------------------------------------------------------------------------------------------------------------------
Total Separate               1.20%-2.00%                            1.25%                          1.30%
Account Annual
Expenses:
----------------------------------------------------------------------------------------------------------------------
Death Benefit:   The death benefit is equal to the      The death benefit is equal to   For the purposes of
                 return of your account value as of     the return of your account      determining the death
                 the date we receive satisfactory       value as of the date we         benefit under your
                 proof of the annuitant's death and     receive satisfactory proof of   Retirement Cornerstone(R)
                 all information and forms necessary    the annuitant's death and all   Series E contract, we treat
                 to effect payment.                     information and forms           your Investment account and
                                                        necessary to effect payment.    any Guaranteed minimum
                                                                                        death benefit funded by
                                                                                        your Protected Benefit
                                                                                        account differently.
                                                                                        The death benefit in
                                                                                        connection with your
                                                                                        Investment account is equal
                                                                                        to your Investment account
                                                                                        value as of the date we
                                                                                        receive satisfactory proof
                                                                                        of death, any required
                                                                                        instructions for the method
                                                                                        of payment, and any
                                                                                        required information and
                                                                                        forms necessary to effect
                                                                                        payment. The death benefit
                                                                                        payable in connection with
                                                                                        your Protected Benefit
                                                                                        account will be based on
                                                                                        the greater of (i) your
                                                                                        Protected Benefit account
                                                                                        value, and (ii) the benefit
                                                                                        base of your Guaranteed
                                                                                        minimum death benefit.
----------------------------------------------------------------------------------------------------------------------
Return of                  Not Applicable                       Not Applicable             No Additional Charge*
Principal                                                                               *PLEASE BE ADVISED THAT THE
Death Benefit                                                                           RETURN OF PRINCIPAL DEATH
Charge/4/:                                                                              BENEFIT DOES NOT HAVE AN
                                                                                        ADDITIONAL CHARGE, BUT THIS
                                                                                        GUARANTEED BENEFIT MUST BE
                                                                                        ELECTED IN COMBINATION WITH
                                                                                        THE GUARANTEED MINIMUM
                                                                                        INCOME BENEFIT, WHICH DOES
                                                                                        HAVE A CHARGE.
----------------------------------------------------------------------------------------------------------------------
Highest                    Not Applicable                       Not Applicable          0.35% (current and maximum)
Anniversary
Value Death
Benefit
Charge/4/:
----------------------------------------------------------------------------------------------------------------------

                         APPENDIX X: EXCHANGE PROGRAM

---------------------------------------------------------------------------------------------------------------
                            PRIOR CONTRACTS                                            NEW CONTRACT
---------------------------------------------------------------------------------------------------------------
 EQUI-VEST(R) (SERIES 800)/1/               EQUI-VEST(R) (SERIES 801)/1/    RETIREMENT CORNERSTONE(R) SERIES E
---------------------------------------------------------------------------------------------------------------
"Greater of" Death      Not Applicable             Not Applicable                    1.15% (current)
Benefit Charge/4/:                                                                   2.30% (maximum)
---------------------------------------------------------------------------------------------------------------
RMD Wea lth Guard       Not Applicable             Not Applicable                    0.90% (current)
Death Benefit                                                                        1.80% (maximum)
Charge/4/:
---------------------------------------------------------------------------------------------------------------
Guaranteed Minimum      Not Applicable             Not Applicable                    1.15% (current)
Income Benefit                                                                       2.30% (maximum)
Charge/4/:
---------------------------------------------------------------------------------------------------------------
Lifetime Minimum             1%-3%                      1%-3%                               1%
Guaranteed Interest
Rate in the
Guaranteed Interest
Option:
---------------------------------------------------------------------------------------------------------------
Fixed Maturity                Yes                        No                                 No
Options/5/:
---------------------------------------------------------------------------------------------------------------
Loan Features (if             No                         No                                 No
your employer's
plan permits):
---------------------------------------------------------------------------------------------------------------
Variable Investment     Not Applicable             Not Applicable                           7
Options with your                                                                    Various Classes
Protected Benefit
Account/6/:
---------------------------------------------------------------------------------------------------------------
Variable Investment           99                         104                               109
Options with your       Various Classes            Various Classes                   Various Classes
Investment
Account/6/:
---------------------------------------------------------------------------------------------------------------
Sources of            .   Full or partial   .   Full or partial exchange,   .   Full exchange, rollover or
Permitted                 exchange,             rollover or direct              direct transfer from a Prior
Subsequent                rollover or           transfer from another           Contract
Contributions             direct transfer       annuity contract or other
                          from another          eligible investment
                          annuity           .   After tax check
                          contract or
                          other eligible
                          investment
                      .   After tax check
---------------------------------------------------------------------------------------------------------------


/1./ If you elected a Guaranteed benefit under a Prior Contract, you would not be eligible for the exchange program. Therefore, in the column for "Prior Contracts", Guaranteed benefits are either not reflected or categorized as "Not Applicable".

/2./ For EQUI-VEST(R) Series 800 contract, during the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value plus any prior withdrawals during the contract year. For the Retirement Cornerstone(R) Series E contract, during the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value. Thereafter, the charge, if applicable, is $30 for each contract year.

/3./ If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.


/4./ The Return of Principal death benefit and the "Greater of" death benefit can only be elected in combination with the GMIB. The Highest Anniversary Value death benefit can be elected with or without selecting the GMIB. If you elect the GMIB and do not elect a guaranteed minimum death benefit, you will automatically receive the Return of Principal death benefit. The RMD Wealth Guard death benefit cannot be elected in combination with the GMIB. Please see "Retirement Cornerstone(R) Series E at a glance - key features" in the Retirement Cornerstone(R) Series E Prospectus for more information related to these guaranteed benefits.

/5./ Fixed Maturity Options offer a fixed rate of interest if held to maturity.
     Fixed Maturity Options generally have maturity dates that range from one to ten years. Withdrawals or transfers from a Fixed Maturity Option prior to maturity may be subject to market value adjustment, which may increase or decrease the account value. See "fixed maturity options" in your Prospectus for more information.

/6./ The number of investment options available under a particular contract is subject to change. Please refer to your Prospectus for more information on investment options available under your contract.

                         APPENDIX X: EXCHANGE PROGRAM

              C. EQUI-VEST(R) (SERIES 100-500 THROUGH SERIES 801)


------------------------------------------------------------------------------------------------------------------------------
                               PRIOR CONTRACTS                                                   NEW CONTRACT
------------------------------------------------------------------------------------------------------------------------------
 EQUI-VEST(R) TSA ADVANTAGE/SM/             EQUI-VEST(R) (SERIES 100-400)/1/       RETIREMENT CORNERSTONE(R) SERIES E
 (SERIES 600)/1/                            EMPLOYER-SPONSORED RETIREMENT PLANS
------------------------------------------------------------------------------------------------------------------------------
Annual           The lesser of a current    Series 100 and        The lesser of    If your account value on   $30
Administrative   charge of $30 (maximum     200/2/                $30 or 2% of     a contract date
Charge:          charge $65) or 2% of                             your account     anniversary is less than
                 your account value, less                         value, plus      $50,000/3,4/.
                 any amount previously                            any prior
                 withdrawn during the                             withdrawals      If your account value on
                 contract year.                                   during the       a contract date
                                                                  contract year.   anniversary is $50,000
                                                                                   or more/4/.
                                            Series 300 and        $30 (current)                               $0
                                            400/2,3/              $65 (maximum)
------------------------------------------------------------------------------------------------------------------------------
Total Separate        1.20% - 2.00%                    1.34% - 2.00%                                1.30%
Account Annual
Expenses:
------------------------------------------------------------------------------------------------------------------------------
Death Benefit:   The greater of: (i) your   The greater of: (i) your account       For the purposes of determining the
                 account value, less any    value, less any outstanding loan       death benefit under your Retirement
                 outstanding loan balance   balance plus accrued interest as of    Cornerstone(R) Series E contract, we
                 plus accrued interest as   the date we receive satisfactory       treat your Investment account and any
                 of the date we receive     proof of death, any required           Guaranteed minimum death benefit funded
                 satisfactory proof of      instructions, in-formation and         by your Protected Benefit account
                 death, any required        forms necessary to effect payment;     differently.
                 instructions,              and (ii) your total contributions,
                 in-formation and forms     adjusted for withdrawals and any       The death benefit in connection with
                 necessary to effect        withdrawal charges and any taxes       your Investment account is equal to your
                 payment; and (ii) your     that may apply, less any               Investment account value as of the date
                 total contributions,       outstanding loan balance plus          we receive satisfactory proof of death,
                 adjusted for withdrawals   accrued interest.                      any required instructions for the method
                 and any with-drawal                                               of payment, and any required information
                 charges and any taxes                                             and forms necessary to effect payment.
                 that may apply, less any                                          The death benefit payable in connection
                 out-standing loan                                                 with your Protected Benefit account will
                 balance plus accrued                                              be based on the greater of (i) your
                 interest.                                                         Protected Benefit account value, and
                                                                                   (ii) the benefit base of your Guaranteed
                                                                                   minimum death benefit.
------------------------------------------------------------------------------------------------------------------------------
Return of             Not Applicable                  Not Applicable                        No Additional Charge*
Principal                                                                          *PLEASE BE ADVISED THAT THE RETURN OF
Death Benefit                                                                      PRINCIPAL DEATH BENEFIT DOES NOT HAVE AN
Charge/5/:                                                                         ADDITIONAL CHARGE, BUT THIS GUARANTEED
                                                                                   BENEFIT MUST BE ELECTED IN COMBINATION
                                                                                   WITH THE GUARANTEED MINIMUM INCOME
                                                                                   BENEFIT, WHICH DOES HAVE A CHARGE.
------------------------------------------------------------------------------------------------------------------------------
Highest               Not Applicable                  Not Applicable                     0.35% (current and maximum)
Anniversary
Value Death
Benefit
Charge/5/:
------------------------------------------------------------------------------------------------------------------------------
"Greater of"          Not Applicable                  Not Applicable                           1.15% (current)
Death Benefit                                                                                  2.30% (maximum)
Charge/5/:
------------------------------------------------------------------------------------------------------------------------------
RMD Wealth            Not Applicable                  Not Applicable                           0.90% (current)
Guard Death                                                                                    1.80% (maximum)
Bene-fit
Charge/5/:
------------------------------------------------------------------------------------------------------------------------------
Guaranteed            Not Applicable                  Not Applicable                           1.15% (current)
Minimum Income                                                                                 2.30% (maximum)
Benefit
Charge/5/:
------------------------------------------------------------------------------------------------------------------------------

                         APPENDIX X: EXCHANGE PROGRAM

------------------------------------------------------------------------------------------------------------------
                                 PRIOR CONTRACTS                                           NEW CONTRACT
------------------------------------------------------------------------------------------------------------------
 EQUI-VEST(R) TSA ADVANTAGE/SM/ (SERIES 600)/1/  EQUI-VEST(R) (SERIES             RETIREMENT CORNERSTONE(R)
                                                 100-400)/1/ EMPLOYER-SPONSORED   SERIES E
                                                 RETIREMENT PLANS
------------------------------------------------------------------------------------------------------------------
Lifetime Minimum               1% - 3%                       1% - 4%                            1%
Guaranteed Interest
Rate in the
Guaranteed Interest
Option:
------------------------------------------------------------------------------------------------------------------
Fixed Maturity                   Yes                           Yes                              No
Options/6/:
------------------------------------------------------------------------------------------------------------------
Loan Features (if                Yes                           Yes                              No
your employer's plan
permits):
------------------------------------------------------------------------------------------------------------------
Variable Investment         Not Applicable               Not Applicable                          7
Options with your                                                                         Various Classes
Protected Benefit
Account/7/:
------------------------------------------------------------------------------------------------------------------
Variable Investment               99                           99                               109
Options with your          Various Classes               Various Classes                  Various Classes
Investment Account/7/:
------------------------------------------------------------------------------------------------------------------
Sources of Permitted   .   Full or partial       .   Full or partial rollover or  .   Full exchange, rollover or
Subsequent                 rollover or direct        direct transfer from             direct transfer from a
Contributions              transfer from             another annuity contract or      Prior Contract
                           another annuity           other eligible investment
                           contract or other     .   Payroll contribution
                           eligible investment
                       .   Payroll contribution
------------------------------------------------------------------------------------------------------------------


/1./ If you elected a Guaranteed benefit under a Prior Contract, you would not be eligible for the exchange program. Therefore, in the column for "Prior Contracts", Guaranteed benefits are either not reflected or categorized as "Not Applicable".

/2./ Depending on your Employer's plan, we may be instructed to withdraw a plan operating expense charge from your account value for administrative and record-keeping services related to the contract. The charge is determined through an arrangement between your Employer and a third party. We will remit the amount withdrawn to either your Employer or your Employer's designee. Please refer to your contract for more information.

/3./ For EQUI-VEST(R) Employer Sponsored Plans Series 300-400 contracts, during the first two contract years, this charge, if it applies, is equal to the lesser of $30 or 2% of your Total account value plus any amount previously withdrawn during the contract year. Thereafter, the charge is $30 for each contract year. For the Retirement Cornerstone(R) Series E contract, during the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value. Thereafter, the charge, if applicable, is $30 for each contract year.

/4./ If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.


/5./ The Return of Principal death benefit and the "Greater of" death benefit can only be elected in combination with the GMIB. The Highest Anniversary Value death benefit can be elected with or without selecting the GMIB. If you elect the GMIB and do not elect a guaranteed minimum death benefit, you will automatically receive the Return of Principal death benefit. The RMD Wealth Guard death benefit cannot be elected in combination with the GMIB. Please see "Retirement Cornerstone(R) Series E at a glance - key features" in the Retirement Cornerstone(R) Series E Prospectus for more information related to these guaranteed benefits.

/6./ Fixed Maturity Options offer a fixed rate of interest if held to maturity.
     Fixed Maturity Options generally have maturity dates that range from one to ten years. Withdrawals or transfers from a Fixed Maturity Option prior to maturity may be subject to market value adjustment, which may increase or decrease the account value. See "fixed maturity options" in your Prospectus for more information.

/7./ The number of investment options available under a particular contract is subject to change. Please refer to your Prospectus for more information on investment options available under your contract.

                         APPENDIX X: EXCHANGE PROGRAM

Appendix XI: Condensed financial information

--------------------------------------------------------------------------------


The unit values and number of units outstanding shown below are for contracts offered under Separate Account No. 70 with the same daily asset charges of 1.30%.

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2014.



--------------------------------------------------------------------------------------------
                                                                         FOR THE YEAR ENDING
 PORTFOLIO NAME/(*)(+)/                                                   DECEMBER 31, 2014
--------------------------------------------------------------------------------------------
 7TWELVE/TM/ BALANCED PORTFOLIO
--------------------------------------------------------------------------------------------
   Unit value                                                                  $ 10.98
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                           4,675
--------------------------------------------------------------------------------------------
 ALL ASSET AGGRESSIVE-ALT 25
--------------------------------------------------------------------------------------------
   Unit value                                                                  $ 11.23
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                             350
--------------------------------------------------------------------------------------------
 ALL ASSET GROWTH-ALT 20
--------------------------------------------------------------------------------------------
   Unit value                                                                  $ 13.91
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                             628
--------------------------------------------------------------------------------------------
 ALL ASSET MODERATE GROWTH-ALT 15
--------------------------------------------------------------------------------------------
   Unit value                                                                  $ 10.78
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                             662
--------------------------------------------------------------------------------------------
 ALLIANCEBERNSTEIN VPS INTERNATIONAL GROWTH PORTFOLIO/(1)/
--------------------------------------------------------------------------------------------
   Unit value                                                                  $ 11.54
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                             505
--------------------------------------------------------------------------------------------
 AMERICAN CENTURY VP MID CAP VALUE FUND
--------------------------------------------------------------------------------------------
   Unit value                                                                  $ 20.38
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                           1,354
--------------------------------------------------------------------------------------------
 AMERICAN FUNDS INSURANCE SERIES(R) BOND FUND/SM/
--------------------------------------------------------------------------------------------
   Unit value                                                                  $ 10.07
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                             627
--------------------------------------------------------------------------------------------
AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL SMALL CAPITALIZATION FUND/SM/
--------------------------------------------------------------------------------------------
   Unit value                                                                  $ 11.75
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                             326
--------------------------------------------------------------------------------------------
 AMERICAN FUNDS INSURANCE SERIES(R) NEW WORLD FUND(R)
--------------------------------------------------------------------------------------------
   Unit value                                                                  $  9.82
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                             960
--------------------------------------------------------------------------------------------
 AXA AGGRESSIVE STRATEGY
--------------------------------------------------------------------------------------------
   Unit value                                                                  $ 13.39
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                          78,119
--------------------------------------------------------------------------------------------
 AXA BALANCED STRATEGY
--------------------------------------------------------------------------------------------
   Unit value                                                                  $ 13.08
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                          91,852
--------------------------------------------------------------------------------------------

                 APPENDIX XI: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2014. (CONTINUED)



-----------------------------------------------------------------------
                                                    FOR THE YEAR ENDING
 PORTFOLIO NAME/(*)(+)/                              DECEMBER 31, 2014
-----------------------------------------------------------------------
 AXA CONSERVATIVE GROWTH STRATEGY
-----------------------------------------------------------------------
   Unit value                                            $  12.47
-----------------------------------------------------------------------
   Number of units outstanding (000's)                     48,006
-----------------------------------------------------------------------
 AXA CONSERVATIVE STRATEGY
-----------------------------------------------------------------------
   Unit value                                            $  11.31
-----------------------------------------------------------------------
   Number of units outstanding (000's)                     29,801
-----------------------------------------------------------------------
 AXA GROWTH STRATEGY
-----------------------------------------------------------------------
   Unit value                                            $  14.35
-----------------------------------------------------------------------
   Number of units outstanding (000's)                     91,406
-----------------------------------------------------------------------
 AXA INTERNATIONAL CORE MANAGED VOLATILITY
-----------------------------------------------------------------------
   Unit value                                            $  11.02
-----------------------------------------------------------------------
   Number of units outstanding (000's)                        263
-----------------------------------------------------------------------
 AXA LARGE CAP VALUE MANAGED VOLATILITY
-----------------------------------------------------------------------
   Unit value                                            $  17.75
-----------------------------------------------------------------------
   Number of units outstanding (000's)                        240
-----------------------------------------------------------------------
AXA MODERATE ALLOCATION
-----------------------------------------------------------------------
   Unit value                                            $  12.93
-----------------------------------------------------------------------
   Number of units outstanding (000's)                      4,693
-----------------------------------------------------------------------
 AXA MODERATE GROWTH STRATEGY
-----------------------------------------------------------------------
   Unit value                                            $  13.71
-----------------------------------------------------------------------
   Number of units outstanding (000's)                    202,854
-----------------------------------------------------------------------
 AXA ULTRA CONSERVATIVE STRATEGY
-----------------------------------------------------------------------
   Unit value                                            $  10.23
-----------------------------------------------------------------------
   Number of units outstanding (000's)                        155
-----------------------------------------------------------------------
 AXA/LOOMIS SAYLES GROWTH
-----------------------------------------------------------------------
   Unit value                                            $  16.63
-----------------------------------------------------------------------
   Number of units outstanding (000's)                        561
-----------------------------------------------------------------------
 BLACKROCK GLOBAL ALLOCATION V.I. FUND
-----------------------------------------------------------------------
   Unit value                                            $  12.87
-----------------------------------------------------------------------
   Number of units outstanding (000's)                      3,721
-----------------------------------------------------------------------
 BLACKROCK LARGE CAP GROWTH V.I. FUND
-----------------------------------------------------------------------
   Unit value                                            $  19.80
-----------------------------------------------------------------------
   Number of units outstanding (000's)                        900
-----------------------------------------------------------------------
CHARTER/SM/ SMALL CAP VALUE
-----------------------------------------------------------------------
   Unit value                                            $  17.06
-----------------------------------------------------------------------
   Number of units outstanding (000's)                        242
-----------------------------------------------------------------------
 CLEARBRIDGE VARIABLE AGGRESSIVE GROWTH PORTFOLIO
-----------------------------------------------------------------------
   Unit value                                            $  10.63
-----------------------------------------------------------------------
   Number of units outstanding (000's)                        641
-----------------------------------------------------------------------

                 APPENDIX XI: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2014. (CONTINUED)



--------------------------------------------------------------------------
                                                       FOR THE YEAR ENDING
 PORTFOLIO NAME/(*)(+)/                                 DECEMBER 31, 2014
--------------------------------------------------------------------------
 CLEARBRIDGE VARIABLE EQUITY INCOME PORTFOLIO/(2)/
--------------------------------------------------------------------------
   Unit value                                               $  10.59
--------------------------------------------------------------------------
   Number of units outstanding (000's)                           160
--------------------------------------------------------------------------
 EQ/ALLIANCEBERNSTEIN DYNAMIC WEALTH STRATEGIES/(3)/
--------------------------------------------------------------------------
   Unit value                                               $  12.00
--------------------------------------------------------------------------
   Number of units outstanding (000's)                       103,758
--------------------------------------------------------------------------
 EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH/(4)/
--------------------------------------------------------------------------
   Unit value                                               $  22.11
--------------------------------------------------------------------------
   Number of units outstanding (000's)                           739
--------------------------------------------------------------------------
 EQ/BLACKROCK BASIC VALUE EQUITY
--------------------------------------------------------------------------
   Unit value                                               $  18.22
--------------------------------------------------------------------------
   Number of units outstanding (000's)                         3,867
--------------------------------------------------------------------------
 EQ/BOSTON ADVISORS EQUITY INCOME
--------------------------------------------------------------------------
   Unit value                                               $  18.56
--------------------------------------------------------------------------
   Number of units outstanding (000's)                           682
--------------------------------------------------------------------------
 EQ/COMMON STOCK INDEX
--------------------------------------------------------------------------
   Unit value                                               $  19.43
--------------------------------------------------------------------------
   Number of units outstanding (000's)                           630
--------------------------------------------------------------------------
EQ/CORE BOND INDEX
--------------------------------------------------------------------------
   Unit value                                               $  10.70
--------------------------------------------------------------------------
   Number of units outstanding (000's)                        14,262
--------------------------------------------------------------------------
 EQ/EMERGING MARKETS EQUITY PLUS
--------------------------------------------------------------------------
   Unit value                                               $   8.92
--------------------------------------------------------------------------
   Number of units outstanding (000's)                           135
--------------------------------------------------------------------------
 EQ/EQUITY 500 INDEX
--------------------------------------------------------------------------
   Unit value                                               $  19.20
--------------------------------------------------------------------------
   Number of units outstanding (000's)                         2,626
--------------------------------------------------------------------------
 EQ/GAMCO MERGERS AND ACQUISITIONS
--------------------------------------------------------------------------
   Unit value                                               $  12.64
--------------------------------------------------------------------------
   Number of units outstanding (000's)                           459
--------------------------------------------------------------------------
 EQ/GAMCO SMALL COMPANY VALUE
--------------------------------------------------------------------------
   Unit value                                               $  21.56
--------------------------------------------------------------------------
   Number of units outstanding (000's)                         4,915
--------------------------------------------------------------------------
 EQ/HIGH YIELD BOND
--------------------------------------------------------------------------
   Unit value                                               $  10.59
--------------------------------------------------------------------------
   Number of units outstanding (000's)                           308
--------------------------------------------------------------------------
 EQ/INTERMEDIATE GOVERNMENT BOND
--------------------------------------------------------------------------
   Unit value                                               $  10.25
--------------------------------------------------------------------------
   Number of units outstanding (000's)                         6,321
--------------------------------------------------------------------------

                 APPENDIX XI: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2014. (CONTINUED)



------------------------------------------------------------
                                         FOR THE YEAR ENDING
 PORTFOLIO NAME/(*)(+)/                   DECEMBER 31, 2014
------------------------------------------------------------
 EQ/INTERNATIONAL EQUITY INDEX
------------------------------------------------------------
   Unit value                                  $11.43
------------------------------------------------------------
   Number of units outstanding (000's)            614
------------------------------------------------------------
 EQ/INVESCO COMSTOCK
------------------------------------------------------------
   Unit value                                  $18.91
------------------------------------------------------------
   Number of units outstanding (000's)            827
------------------------------------------------------------
 EQ/LARGE CAP GROWTH INDEX
------------------------------------------------------------
   Unit value                                  $19.80
------------------------------------------------------------
   Number of units outstanding (000's)            654
------------------------------------------------------------
EQ/LARGE CAP VALUE INDEX
------------------------------------------------------------
   Unit value                                  $19.03
------------------------------------------------------------
   Number of units outstanding (000's)            445
------------------------------------------------------------
 EQ/MFS INTERNATIONAL GROWTH
------------------------------------------------------------
   Unit value                                  $12.71
------------------------------------------------------------
   Number of units outstanding (000's)            797
------------------------------------------------------------
 EQ/MID CAP INDEX
------------------------------------------------------------
   Unit value                                  $20.54
------------------------------------------------------------
   Number of units outstanding (000's)            873
------------------------------------------------------------
 EQ/MONEY MARKET
------------------------------------------------------------
   Unit value                                  $ 9.36
------------------------------------------------------------
   Number of units outstanding (000's)          2,305
------------------------------------------------------------
 EQ/MORGAN STANLEY MID CAP GROWTH
------------------------------------------------------------
   Unit value                                  $17.56
------------------------------------------------------------
   Number of units outstanding (000's)          1,315
------------------------------------------------------------
 EQ/NATURAL RESOURCES
------------------------------------------------------------
   Unit value                                  $ 8.89
------------------------------------------------------------
   Number of units outstanding (000's)             85
------------------------------------------------------------
 EQ/OPPENHEIMER GLOBAL
------------------------------------------------------------
   Unit value                                  $15.62
------------------------------------------------------------
   Number of units outstanding (000's)          1,226
------------------------------------------------------------
 EQ/PIMCO GLOBAL REAL RETURN
------------------------------------------------------------
   Unit value                                  $ 9.95
------------------------------------------------------------
   Number of units outstanding (000's)            236
------------------------------------------------------------
 EQ/PIMCO ULTRA SHORT BOND
------------------------------------------------------------
   Unit value                                  $ 9.60
------------------------------------------------------------
   Number of units outstanding (000's)          1,378
------------------------------------------------------------
EQ/REAL ESTATE PLUS
------------------------------------------------------------
   Unit value                                  $11.15
------------------------------------------------------------
   Number of units outstanding (000's)            271
------------------------------------------------------------

                 APPENDIX XI: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2014. (CONTINUED)



-----------------------------------------------------------------------------------
                                                                FOR THE YEAR ENDING
 PORTFOLIO NAME/(*)(+)/                                          DECEMBER 31, 2014
-----------------------------------------------------------------------------------
 EQ/SMALL COMPANY INDEX
-----------------------------------------------------------------------------------
   Unit value                                                         $20.38
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   577
-----------------------------------------------------------------------------------
 EQ/T. ROWE PRICE GROWTH STOCK
-----------------------------------------------------------------------------------
   Unit value                                                         $19.82
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 2,063
-----------------------------------------------------------------------------------
 FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO
-----------------------------------------------------------------------------------
   Unit value                                                         $18.75
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 3,348
-----------------------------------------------------------------------------------
 FIDELITY(R) VIP MID CAP PORTFOLIO
-----------------------------------------------------------------------------------
   Unit value                                                         $18.03
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 1,568
-----------------------------------------------------------------------------------
 FIDELITY(R) VIP STRATEGIC INCOME PORTFOLIO
-----------------------------------------------------------------------------------
   Unit value                                                         $12.32
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 2,133
-----------------------------------------------------------------------------------
 FIRST TRUST MULTI INCOME ALLOCATION PORTFOLIO
-----------------------------------------------------------------------------------
   Unit value                                                         $10.16
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    16
-----------------------------------------------------------------------------------
 FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION PORTFOLIO
-----------------------------------------------------------------------------------
   Unit value                                                         $12.51
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   432
-----------------------------------------------------------------------------------
 FRANKLIN FOUNDING FUNDS ALLOCATION VIP FUND
-----------------------------------------------------------------------------------
   Unit value                                                         $14.57
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   703
-----------------------------------------------------------------------------------
FRANKLIN INCOME VIP FUND
-----------------------------------------------------------------------------------
   Unit value                                                         $14.19
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 2,040
-----------------------------------------------------------------------------------
 FRANKLIN RISING DIVIDENDS VIP FUND
-----------------------------------------------------------------------------------
   Unit value                                                         $12.84
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 1,550
-----------------------------------------------------------------------------------
 FRANKLIN STRATEGIC INCOME VIP FUND
-----------------------------------------------------------------------------------
   Unit value                                                         $12.84
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 2,500
-----------------------------------------------------------------------------------
 GOLDMAN SACHS VIT MID CAP VALUE FUND
-----------------------------------------------------------------------------------
   Unit value                                                         $20.29
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   889
-----------------------------------------------------------------------------------
 HARTFORD CAPITAL APPRECIATION HLS FUND
-----------------------------------------------------------------------------------
   Unit value                                                         $10.14
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   118
-----------------------------------------------------------------------------------

                 APPENDIX XI: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2014. (CONTINUED)



-------------------------------------------------------------
                                          FOR THE YEAR ENDING
 PORTFOLIO NAME/(*)(+)/                    DECEMBER 31, 2014
-------------------------------------------------------------
 HARTFORD GROWTH OPPORTUNITIES HLS FUND
-------------------------------------------------------------
   Unit value                                   $10.80
-------------------------------------------------------------
   Number of units outstanding (000's)              98
-------------------------------------------------------------
 INVESCO V.I. DIVERSIFIED DIVIDEND FUND
-------------------------------------------------------------
   Unit value                                   $17.58
-------------------------------------------------------------
   Number of units outstanding (000's)             582
-------------------------------------------------------------
 INVESCO V.I. GLOBAL REAL ESTATE FUND
-------------------------------------------------------------
   Unit value                                   $15.68
-------------------------------------------------------------
   Number of units outstanding (000's)           2,423
-------------------------------------------------------------
 INVESCO V.I. HIGH YIELD FUND
-------------------------------------------------------------
   Unit value                                   $11.82
-------------------------------------------------------------
   Number of units outstanding (000's)           1,045
-------------------------------------------------------------
 INVESCO V.I. INTERNATIONAL GROWTH FUND
-------------------------------------------------------------
   Unit value                                   $13.77
-------------------------------------------------------------
   Number of units outstanding (000's)           1,681
-------------------------------------------------------------
 INVESCO V.I. MID CAP CORE EQUITY FUND
-------------------------------------------------------------
   Unit value                                   $15.32
-------------------------------------------------------------
   Number of units outstanding (000's)             470
-------------------------------------------------------------
 INVESCO V.I. SMALL CAP EQUITY FUND
-------------------------------------------------------------
   Unit value                                   $20.18
-------------------------------------------------------------
   Number of units outstanding (000's)             253
-------------------------------------------------------------
 IVY FUNDS VIP ASSET STRATEGY
-------------------------------------------------------------
   Unit value                                   $12.25
-------------------------------------------------------------
   Number of units outstanding (000's)           1,962
-------------------------------------------------------------
 IVY FUNDS VIP DIVIDEND OPPORTUNITIES
-------------------------------------------------------------
   Unit value                                   $16.99
-------------------------------------------------------------
   Number of units outstanding (000's)             524
-------------------------------------------------------------
 IVY FUNDS VIP ENERGY
-------------------------------------------------------------
   Unit value                                   $12.42
-------------------------------------------------------------
   Number of units outstanding (000's)           1,315
-------------------------------------------------------------
 IVY FUNDS VIP GLOBAL NATURAL RESOURCES
-------------------------------------------------------------
   Unit value                                   $ 8.51
-------------------------------------------------------------
   Number of units outstanding (000's)             858
-------------------------------------------------------------
 IVY FUNDS VIP HIGH INCOME
-------------------------------------------------------------
   Unit value                                   $15.58
-------------------------------------------------------------
   Number of units outstanding (000's)           4,025
-------------------------------------------------------------
 IVY FUNDS VIP MID CAP GROWTH
-------------------------------------------------------------
   Unit value                                   $20.34
-------------------------------------------------------------
   Number of units outstanding (000's)           1,320
-------------------------------------------------------------

                 APPENDIX XI: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2014. (CONTINUED)



-------------------------------------------------------------------------------
                                                            FOR THE YEAR ENDING
 PORTFOLIO NAME/(*)(+)/                                      DECEMBER 31, 2014
-------------------------------------------------------------------------------
 IVY FUNDS VIP SCIENCE AND TECHNOLOGY
-------------------------------------------------------------------------------
   Unit value                                                     $21.74
-------------------------------------------------------------------------------
   Number of units outstanding (000's)                             1,445
-------------------------------------------------------------------------------
 IVY FUNDS VIP SMALL CAP GROWTH
-------------------------------------------------------------------------------
   Unit value                                                     $17.46
-------------------------------------------------------------------------------
   Number of units outstanding (000's)                               605
-------------------------------------------------------------------------------
 LAZARD RETIREMENT EMERGING MARKETS EQUITY PORTFOLIO
-------------------------------------------------------------------------------
   Unit value                                                     $11.06
-------------------------------------------------------------------------------
   Number of units outstanding (000's)                             3,914
-------------------------------------------------------------------------------
 LORD ABBETT SERIES FUND -- BOND DEBENTURE PORTFOLIO
-------------------------------------------------------------------------------
   Unit value                                                     $12.28
-------------------------------------------------------------------------------
   Number of units outstanding (000's)                             1,193
-------------------------------------------------------------------------------
 MFS(R) INTERNATIONAL VALUE PORTFOLIO
-------------------------------------------------------------------------------
   Unit value                                                     $15.11
-------------------------------------------------------------------------------
   Number of units outstanding (000's)                             3,639
-------------------------------------------------------------------------------
 MFS(R) INVESTORS GROWTH STOCK SERIES
-------------------------------------------------------------------------------
   Unit value                                                     $18.56
-------------------------------------------------------------------------------
   Number of units outstanding (000's)                               410
-------------------------------------------------------------------------------
 MFS(R) INVESTORS TRUST SERIES
-------------------------------------------------------------------------------
   Unit value                                                     $18.11
-------------------------------------------------------------------------------
   Number of units outstanding (000's)                               259
-------------------------------------------------------------------------------
 MFS(R) UTILITIES SERIES
-------------------------------------------------------------------------------
   Unit value                                                     $18.25
-------------------------------------------------------------------------------
   Number of units outstanding (000's)                             1,258
-------------------------------------------------------------------------------
MULTIMANAGER AGGRESSIVE EQUITY
-------------------------------------------------------------------------------
   Unit value                                                     $18.18
-------------------------------------------------------------------------------
   Number of units outstanding (000's)                               287
-------------------------------------------------------------------------------
 MULTIMANAGER MID CAP GROWTH
-------------------------------------------------------------------------------
   Unit value                                                     $21.49
-------------------------------------------------------------------------------
   Number of units outstanding (000's)                               330
-------------------------------------------------------------------------------
 MULTIMANAGER MID CAP VALUE
-------------------------------------------------------------------------------
   Unit value                                                     $22.18
-------------------------------------------------------------------------------
   Number of units outstanding (000's)                               198
-------------------------------------------------------------------------------
 NEUBERGER BERMAN ABSOLUTE RETURN MULTI-MANAGER PORTFOLIO
-------------------------------------------------------------------------------
   Unit value                                                     $ 9.84
-------------------------------------------------------------------------------
   Number of units outstanding (000's)                                10
-------------------------------------------------------------------------------
 NEUBERGER BERMAN INTERNATIONAL EQUITY PORTFOLIO
-------------------------------------------------------------------------------
   Unit value                                                     $ 9.34
-------------------------------------------------------------------------------
   Number of units outstanding (000's)                                37
-------------------------------------------------------------------------------

                 APPENDIX XI: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2014. (CONTINUED)



-------------------------------------------------------------------------
                                                      FOR THE YEAR ENDING
 PORTFOLIO NAME/(*)(+)/                                DECEMBER 31, 2014
-------------------------------------------------------------------------
 PIMCO COMMODITYREALRETURN(R) STRATEGY PORTFOLIO
-------------------------------------------------------------------------
   Unit value                                               $ 8.29
-------------------------------------------------------------------------
   Number of units outstanding (000's)                       1,326
-------------------------------------------------------------------------
 PIMCO REAL RETURN PORTFOLIO
-------------------------------------------------------------------------
   Unit value                                               $11.43
-------------------------------------------------------------------------
   Number of units outstanding (000's)                       3,349
-------------------------------------------------------------------------
 PIMCO TOTAL RETURN PORTFOLIO
-------------------------------------------------------------------------
   Unit value                                               $11.68
-------------------------------------------------------------------------
   Number of units outstanding (000's)                       6,307
-------------------------------------------------------------------------
 PROFUND VP BIOTECHNOLOGY
-------------------------------------------------------------------------
   Unit value                                               $32.54
-------------------------------------------------------------------------
   Number of units outstanding (000's)                         779
-------------------------------------------------------------------------
 PUTNAM VT DIVERSIFIED INCOME FUND
-------------------------------------------------------------------------
   Unit value                                               $ 9.61
-------------------------------------------------------------------------
   Number of units outstanding (000's)                          91
-------------------------------------------------------------------------
 QS LEGG MASON DYNAMIC MULTI-STRATEGY VIT PORTFOLIO
-------------------------------------------------------------------------
   Unit value                                               $10.05
-------------------------------------------------------------------------
   Number of units outstanding (000's)                          41
-------------------------------------------------------------------------
 T. ROWE PRICE HEALTH SCIENCES PORTFOLIO-II
-------------------------------------------------------------------------
   Unit value                                               $32.49
-------------------------------------------------------------------------
   Number of units outstanding (000's)                       1,356
-------------------------------------------------------------------------
 TEMPLETON DEVELOPING MARKETS VIP FUND
-------------------------------------------------------------------------
   Unit value                                               $ 9.80
-------------------------------------------------------------------------
   Number of units outstanding (000's)                         503
-------------------------------------------------------------------------
 TEMPLETON GLOBAL BOND VIP FUND
-------------------------------------------------------------------------
   Unit value                                               $12.72
-------------------------------------------------------------------------
   Number of units outstanding (000's)                       5,711
-------------------------------------------------------------------------
 VAN ECK VIP GLOBAL HARD ASSETS FUND
-------------------------------------------------------------------------
   Unit value                                               $ 9.49
-------------------------------------------------------------------------
   Number of units outstanding (000's)                       1,980
-------------------------------------------------------------------------



(*)The table above reflects the variable investment option's name as of December 31, 2014. The information below reflects the variable investment option's name change which went into effect on May 1, 2015 or May 22, 2015. The number in the ''FN'' column corresponds with the number contained in the table above.



              ---------------------------------------------------
               FN      CURRENT VARIABLE OPTION NAME
              ---------------------------------------------------
               (1)     AB VPS International Growth
              ---------------------------------------------------
               (2)     Clearbridge Variable Dividend Strategy
              ---------------------------------------------------
               (3)     AXA/AB Dynamic Moderate Growth
              ---------------------------------------------------
               (4)     AXA/AB Small Cap Growth
              ---------------------------------------------------



(+)The following variable investment options became available in Separate
   Account No. 70 on May 22, 2015 and therefore do not have a unit value as of December 31, 2014:

..  AXA/AB Dynamic Growth
..  AXA/DoubleLine Opportunistic Core Plus Bond
..  AXA/Goldman Sachs Strategic Allocation
..  AXA/Invesco Strategic Allocation

                 APPENDIX XI: CONDENSED FINANCIAL INFORMATION

Statement of additional information

--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                                            PAGE

Who is AXA Equitable?                                                        2

Unit Values                                                                  2

Custodian and Independent Registered Public Accounting Firm                  2

Distribution of the Contracts                                                2

Financial Statements                                                         2

HOW TO OBTAIN A RETIREMENT CORNERSTONE(R) 15.0 SERIES E STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT NO. 70

Send this request form to:
  Retirement Service Solutions
  P.O. Box 1547
  Secaucus, NJ 07096-1547

------------------------------------------------------------------------------------------------------
Please send me a Retirement Cornerstone(R) 15.0 Series E SAI for SEPARATE ACCOUNT NO. 70
dated May 26, 2015.
------------------------------------------------------------------------------------------------------
Name
------------------------------------------------------------------------------------------------------
Address
------------------------------------------------------------------------------------------------------
City                                                                                       State  Zip


                                                                        #846860

Retirement Cornerstone(R) Series 15.0 Series E

A combination variable and fixed deferred annuity contract

STATEMENT OF ADDITIONAL INFORMATION
MAY 26, 2015

AXA EQUITABLE LIFE INSURANCE COMPANY
1290 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10104


--------------------------------------------------------------------------------

This Statement of Additional Information ("SAI") is not a Prospectus. It should be read in conjunction with the related Retirement Cornerstone(R) Series 15.0 Series E Prospectus, dated May 26, 2015. That Prospectus provides detailed information concerning the contracts and the variable investment options and the guaranteed interest option that fund the contracts. Each variable investment option is a subaccount of AXA Equitable's Separate Account No. 70. Definitions of special terms used in the SAI are found in the Prospectus.

A copy of the Prospectus is available free of charge by writing the processing office (Retirement Service Solutions -- Post Office Box 1547, Secaucus, NJ 07096-1547), by calling 1-800-789-7771 toll free, or by contacting your financial professional.
             TABLE OF CONTENTS

             Who is AXA Equitable?                              2

             Unit Values                                        2

             Custodian and Independent Registered Public
               Accounting Firm                                  2

             Distribution of the Contracts                      2

             Financial Statements                               2



             Copyright 2015 AXA Equitable Life Insurance Company.
 All rights reserved. Retirement Cornerstone(R) is a registered trademark mark of AXA Equitable Life Insurance Company.


                                              Retirement Cornerstone Series 15.0
                                                                        Series E
                                                                         #846860

WHO IS AXA EQUITABLE?

We are AXA Equitable Life Insurance Company ("AXA Equitable") a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable Life Insurance Company is an indirect wholly owned subsidiary of AXA Financial, Inc., which is an indirect wholly owned subsidiary of AXA S.A. ("AXA"), a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of AXA Equitable, AXA exercises significant influence over the operations and capital structure of AXA Equitable. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the contracts.

UNIT VALUES

Unit values are determined at the end of each valuation period for each of the variable investment options. We may offer other annuity contracts and certificates which will have their own unit values for the variable investment options. They may be different from the unit values for the Retirement Cornerstone(R) Series 15.0 Series E.

The unit value for a variable investment option for any valuation period is equal to: (i) the unit value for the preceding valuation period, multiplied by
(ii) the net investment factor for that option for that valuation period. A valuation period is each business day together with any preceding non-business days. The net investment factor is:

                                   a
                                   ----      --c
                               (   b   )

where:

(a)is the value of the variable investment option's shares of the corresponding portfolio at the end of the valuation period. Any amounts allocated to, or withdrawn from, the option for the valuation period are not taken into account. For this purpose, we use the share value reported to us by the Trusts (as described in the Prospectus), as applicable.

(b)is the value of the variable investment option's shares of the corresponding portfolio at the end of the preceding valuation period. (Any amounts allocated or withdrawn for that valuation period are taken into account.)


(c)is the daily separate account charge, times the number of calendar days in the valuation period. The daily separate account charge is made up of an operations charge, an administration charge and a distribution charge. These daily charges are at an effective annual rate not to exceed a total of 1.30%. Your contract charges may be less.


CUSTODIAN AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AXA Equitable is the custodian for the shares of the Trusts owned by Separate Account No. 70.


The financial statements of the Separate Account at December 31, 2014, and the consolidated financial statements of AXA Equitable at December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014 are included in this SAI in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PricewaterhouseCoopers LLP provides independent audit services and certain other non-audit services to AXA Equitable as permitted by the applicable SEC independence rules, and as disclosed in AXA Equitable's Form 10-K. PricewaterhouseCoopers LLP's, address is 300 Madison Avenue, New York, New York 10017.


DISTRIBUTION OF THE CONTRACTS


Under a distribution agreement between AXA Distributors, LLC, AXA Equitable and certain of AXA Equitable's separate accounts, including Separate Account No. 70, AXA Equitable paid AXA Distributors, LLC, distribution fees of 516,811,792 in 2014, $548,888,192 in 2013 and $575,594,540 in 2012, as the distributor of certain contracts, including these contracts, and as the principal underwriter of several AXA Equitable separate accounts, including Separate Account No. 70. Of these amounts, for each of these three years, AXA Distributors, LLC retained $0, $16,033,494 and $16,167,554, respectively.

Pursuant to a Distribution and Servicing Agreement between AXA Advisors, AXA Equitable and certain of AXA Equitable's separate accounts, including Separate Account No. 70, AXA Equitable paid AXA Advisors a fee of $325,380 for each of the years 2014, 2013 and 2012. AXA Equitable paid AXA Advisors, as the distributors of certain contracts, including these contracts, and as the principal underwriter of several AXA Equitable separate accounts, including Separate Account No. 70 $571,445,806 in 2014, $577,490,356 in 2013 and
$630,130,187 in 2012. Of these amounts, AXA Advisors retained $305,637,317, $319,941,479 and $371,036,017, respectively.


FINANCIAL STATEMENTS

The consolidated financial statements of AXA Equitable included herein should be considered only as bearing upon the ability of AXA Equitable to meet its obligations under the contracts.

The financial statements of Separate Account No. 70 list variable investment options not currently offered under this contract.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm...............   F-2
Financial Statements:
   Statements of Assets and Liabilities, December 31, 2014............   F-3
   Statements of Operations for the Year Ended December 31, 2014......  F-60
   Statements of Changes in Net Assets for the Years and Periods
     Ended December 31, 2014 and 2013.................................  F-94
   Notes to Financial Statements...................................... F-160

AXA EQUITABLE LIFE INSURANCE COMPANY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm................. F-1
Consolidated Financial Statements:
   Consolidated Balance Sheets, December 31, 2014 and 2013.............. F-2
   Consolidated Statements of Earnings (Loss), Years Ended December 31,
     2014, 2013 and 2012................................................ F-3
   Consolidated Statements of Comprehensive Income (Loss), Years Ended
     December 31, 2014, 2013 and 2012................................... F-4
   Consolidated Statements of Equity, Years Ended December 31, 2014,
     2013 and 2012...................................................... F-5
   Consolidated Statements of Cash Flows, Years Ended December 31,
     2014, 2013 and 2012................................................ F-6
   Notes to Consolidated Financial Statements........................... F-8


                                  F-1  #799555

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
AXA Equitable Life Insurance Company
and Contractowners of Separate Account No. 70 of AXA Equitable Life Insurance Company:

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of each of the separate Variable Investment Options of Separate Account No. 70 of AXA Equitable Life Insurance Company ("AXA Equitable"), as listed in Note 1 to such financial statements, at December 31, 2014, and the results of each of their operations, the changes in each of their net assets and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of AXA Equitable's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments at December 31, 2014 by correspondence with the underlying funds' transfer agents, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
April 20, 2015

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2014

                               7TWELVE/TM/                                                                           ALL ASSET
                                BALANCED       ALL ASSET          ALL ASSET          ALL ASSET        ALL ASSET       MODERATE
                               PORTFOLIO   AGGRESSIVE-ALT 25* AGGRESSIVE-ALT 50* AGGRESSIVE-ALT 75* GROWTH-ALT 20* GROWTH-ALT 15*
                               ----------- ------------------ ------------------ ------------------ -------------- --------------
ASSETS:
Investments in shares of the
 Portfolios, at fair value.... $88,451,897     $6,907,945         $4,353,606         $4,410,801      $12,545,953     $8,926,986
Receivable for shares of the
 Portfolios sold..............     126,642             --                 10                 15               --             --
Receivable for policy-related
 transactions.................          --         25,250                 --                 --           27,586         25,982
                               -----------     ----------         ----------         ----------      -----------     ----------
   Total assets...............  88,578,539      6,933,195          4,353,616          4,410,816       12,573,539      8,952,968
                               -----------     ----------         ----------         ----------      -----------     ----------

LIABILITIES:
Payable for shares of the
 Portfolios purchased.........          --         25,250                 --                 --           27,586         25,982
Payable for policy-related
 transactions.................     126,592             --                 10                 15               --             --
                               -----------     ----------         ----------         ----------      -----------     ----------
   Total liabilities..........     126,592         25,250                 10                 15           27,586         25,982
                               -----------     ----------         ----------         ----------      -----------     ----------
NET ASSETS.................... $88,451,947     $6,907,945         $4,353,606         $4,410,801      $12,545,953     $8,926,986
                               ===========     ==========         ==========         ==========      ===========     ==========

NET ASSETS:
Accumulation unit values...... $88,451,932     $6,907,905         $  299,216         $  458,210      $12,545,729     $8,926,968
Retained by AXA Equitable in
 Separate Account No. 70......          15             40          4,054,390          3,952,591              224             18
                               -----------     ----------         ----------         ----------      -----------     ----------
TOTAL NET ASSETS.............. $88,451,947     $6,907,945         $4,353,606         $4,410,801      $12,545,953     $8,926,986
                               ===========     ==========         ==========         ==========      ===========     ==========

Investments in shares of the
 Portfolios, at cost.......... $87,858,935     $6,972,489         $4,533,547         $4,734,613      $12,507,542     $9,029,256
The Portfolios shares held
   Class A....................          --             --                 --                 --          650,123             --
   Class B....................          --        580,688            242,513            261,582               --        806,412
   Class K....................          --             --            211,916            212,930               --             --
   Common Shares..............   7,841,480             --                 --                 --               --             --

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                     ALLIANCEBERNSTEIN ALLIANCEBERNSTEIN ALLIANCEBERNSTEIN ALLIANCEBERNSTEIN ALLIANCEBERNSTEIN
                       VPS BALANCED       VPS GLOBAL      VPS GROWTH AND   VPS INTERNATIONAL  VPS REAL ESTATE  ALLIANCEBERNSTEIN
                      WEALTH STRATEGY   THEMATIC GROWTH       INCOME            GROWTH          INVESTMENT     VPS SMALL/MID CAP
                        PORTFOLIO**       PORTFOLIO**       PORTFOLIO**       PORTFOLIO**       PORTFOLIO**    VALUE PORTFOLIO**
                     ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
ASSETS:
Investments in
 shares of the
 Portfolios, at
 fair value.........    $5,098,300          $17,840           $4,992          $8,710,420         $103,673          $146,362
Receivable for
 shares of the
 Portfolios sold....           199               --               --               4,817                4                 5
Receivable for
 policy-related
 transactions.......            --               25               25                  --               21                20
                        ----------          -------           ------          ----------         --------          --------
   Total assets.....     5,098,499           17,865            5,017           8,715,237          103,698           146,387
                        ----------          -------           ------          ----------         --------          --------

LIABILITIES:
Payable for
 policy-related
 transactions.......           199               --               --               4,817               --                --
                        ----------          -------           ------          ----------         --------          --------
   Total
    liabilities.....           199               --               --               4,817               --                --
                        ----------          -------           ------          ----------         --------          --------
NET ASSETS..........    $5,098,300          $17,865           $5,017          $8,710,420         $103,698          $146,387
                        ==========          =======           ======          ==========         ========          ========

NET ASSETS:
Accumulation unit
 values.............    $5,097,422          $17,841           $4,992          $8,710,061         $103,676          $146,366
Retained by AXA
 Equitable in
 Separate Account
 No. 70.............           878               24               25                 359               22                21
                        ----------          -------           ------          ----------         --------          --------
TOTAL NET ASSETS....    $5,098,300          $17,865           $5,017          $8,710,420         $103,698          $146,387
                        ==========          =======           ======          ==========         ========          ========

Investments in
 shares of the
 Portfolios, at
 cost...............    $5,046,459          $17,992           $4,908          $8,138,170         $101,141          $142,374
The Portfolios
 shares held
   Class B..........       423,095              844              168             463,074           10,316             6,717

-----------
The accompanying notes are an integral part of these financial statements.
** Denotes Variable Investment Options that invest in shares of a Portfolio of AllianceBernstein Variable Product Series Fund, Inc., an affiliate of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                               AMERICAN FUNDS
                                                                                  INSURANCE    AMERICAN FUNDS  AMERICAN FUNDS
                            AMERICAN CENTURY AMERICAN CENTURY AMERICAN CENTURY SERIES(R) ASSET   INSURANCE       INSURANCE
                              VP INFLATION       VP LARGE        VP MID CAP      ALLOCATION    SERIES(R) BOND SERIES(R) GLOBAL
                            PROTECTION FUND   COMPANY VALUE      VALUE FUND       FUND/SM/        FUND/SM/    GROWTH FUND/SM/
                            ---------------- ---------------- ---------------- --------------- -------------- ----------------
ASSETS:
Investments in shares of
 the Portfolios, at fair
 value.....................    $2,169,096       $2,581,482      $47,836,312      $7,662,685     $10,340,608      $1,355,729
Receivable for shares of
 the Portfolios sold.......            75              103               --              --              --          11,412
Receivable for
 policy-related
 transactions..............            --               --           78,332          39,645          51,318              --
                               ----------       ----------      -----------      ----------     -----------      ----------
   Total assets............     2,169,171        2,581,585       47,914,644       7,702,330      10,391,926       1,367,141
                               ----------       ----------      -----------      ----------     -----------      ----------

LIABILITIES:
Payable for shares of the
 Portfolios purchased......            --               --           78,332          39,620          51,268              --
Payable for policy-related
 transactions..............            --              103               --              --              --          11,362
                               ----------       ----------      -----------      ----------     -----------      ----------
   Total liabilities.......            --              103           78,332          39,620          51,268          11,362
                               ----------       ----------      -----------      ----------     -----------      ----------
NET ASSETS.................    $2,169,171       $2,581,482      $47,836,312      $7,662,710     $10,340,658      $1,355,779
                               ==========       ==========      ===========      ==========     ===========      ==========

NET ASSETS:
Accumulation unit values...    $2,169,147       $2,580,619      $47,809,030      $7,662,685     $10,340,649      $1,355,775
Retained by AXA Equitable
 in Separate Account No. 70            24              863           27,282              25               9               4
                               ----------       ----------      -----------      ----------     -----------      ----------
TOTAL NET ASSETS...........    $2,169,171       $2,581,482      $47,836,312      $7,662,710     $10,340,658      $1,355,779
                               ==========       ==========      ===========      ==========     ===========      ==========

Investments in shares of
 the Portfolios, at cost...    $2,206,309       $2,166,561      $40,945,775      $7,722,382     $10,391,457      $1,361,462
The Portfolios shares held
   Class 4.................            --               --               --         346,571         939,201          49,588
   Class II................       208,768          167,411        2,409,890              --              --              --

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                      AMERICAN FUNDS
                        INSURANCE                           AMERICAN FUNDS         AMERICAN FUNDS
                     SERIES(R) GLOBAL  AMERICAN FUNDS          INSURANCE              INSURANCE       AMERICAN FUNDS
                          SMALL           INSURANCE     SERIES(R) INTERNATIONAL   SERIES(R) MANAGED     INSURANCE      AXA 400
                      CAPITALIZATION  SERIES(R) GROWTH-       GROWTH AND        RISK ASSET ALLOCATION SERIES(R) NEW    MANAGED
                         FUND/SM/      INCOME FUND/SM/      INCOME FUND/SM/           FUND/SM/        WORLD FUND(R)  VOLATILITY*
                     ---------------- ----------------- ----------------------- --------------------- -------------- -----------
ASSETS:
Investments in
 shares of the
 Portfolios, at
 fair value.........    $6,911,983       $1,561,351           $1,661,964             $5,664,360        $20,030,140   $77,670,896
Receivable for
 shares of the
 Portfolios sold....            --               --                   --                    221                 --         5,471
Receivable for
 policy-related
 transactions.......           981            8,324                1,805                     --             66,148            --
                        ----------       ----------           ----------             ----------        -----------   -----------
   Total assets.....     6,912,964        1,569,675            1,663,769              5,664,581         20,096,288    77,676,367
                        ----------       ----------           ----------             ----------        -----------   -----------

LIABILITIES:
Payable for shares
 of the Portfolios
 purchased..........           981            8,324                1,805                     --             66,148            --
Payable for
 policy-related
 transactions.......            --               --                   --                    221                 --         5,471
                        ----------       ----------           ----------             ----------        -----------   -----------
   Total
    liabilities.....           981            8,324                1,805                    221             66,148         5,471
                        ----------       ----------           ----------             ----------        -----------   -----------
NET ASSETS..........    $6,911,983       $1,561,351           $1,661,964             $5,664,360        $20,030,140   $77,670,896
                        ==========       ==========           ==========             ==========        ===========   ===========
NET ASSETS:
Accumulation unit
 values.............    $6,910,379       $1,561,325           $1,661,898             $5,664,351        $20,028,925   $77,668,608
Retained by AXA
 Equitable in
 Separate Account
 No. 70.............         1,604               26                   66                      9              1,215         2,288
                        ----------       ----------           ----------             ----------        -----------   -----------
TOTAL NET ASSETS....    $6,911,983       $1,561,351           $1,661,964             $5,664,360        $20,030,140   $77,670,896
                        ==========       ==========           ==========             ==========        ===========   ===========

Investments in
 shares of the
 Portfolios, at
 cost...............    $6,874,707       $1,534,399           $1,804,514             $5,499,797        $22,883,246   $60,805,052
The Portfolios
 shares held
   Class B..........            --               --                   --                     --                 --     3,768,636
   Class 4..........       266,666           29,802              102,654                     --            974,229            --
   Class P-2........            --               --                   --                461,643                 --            --

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                  AXA 500            AXA 2000       AXA AGGRESSIVE AXA AGGRESSIVE  AXA BALANCED  AXA CONSERVATIVE
                            MANAGED VOLATILITY* MANAGED VOLATILITY*  ALLOCATION*     STRATEGY*      STRATEGY*    GROWTH STRATEGY*
                            ------------------- ------------------- -------------- -------------- -------------- ----------------
ASSETS:
Investments in shares of
 the Portfolios, at fair
 value.....................    $185,200,951         $83,165,581      $21,411,296   $1,585,313,303 $2,235,674,794  $1,051,379,171
Receivable for shares of
 the Portfolios sold.......           7,992               4,576               --               --             --              --
Receivable for
 policy-related
 transactions..............              --                  --            3,761        2,827,135      1,500,173          80,946
                               ------------         -----------      -----------   -------------- --------------  --------------
   Total assets............     185,208,943          83,170,157       21,415,057    1,588,140,438  2,237,174,967   1,051,460,117
                               ------------         -----------      -----------   -------------- --------------  --------------

LIABILITIES:
Payable for shares of the
 Portfolios purchased......              --                  --            3,761        2,825,285      1,487,973          79,446
Payable for policy-related
 transactions..............           7,992               4,576               --               --             --              --
                               ------------         -----------      -----------   -------------- --------------  --------------
   Total liabilities.......           7,992               4,576            3,761        2,825,285      1,487,973          79,446
                               ------------         -----------      -----------   -------------- --------------  --------------
NET ASSETS.................    $185,200,951         $83,165,581      $21,411,296   $1,585,315,153 $2,235,686,994  $1,051,380,671
                               ============         ===========      ===========   ============== ==============  ==============

NET ASSETS:
Accumulation unit values...    $185,192,709         $83,162,535      $21,410,872   $1,585,315,102 $2,235,686,954  $1,051,380,630
Retained by AXA Equitable
 in Separate Account No. 70           8,242               3,046              424               51             40              41
                               ------------         -----------      -----------   -------------- --------------  --------------
TOTAL NET ASSETS...........    $185,200,951         $83,165,581      $21,411,296   $1,585,315,153 $2,235,686,994  $1,051,380,671
                               ============         ===========      ===========   ============== ==============  ==============

Investments in shares of
 the Portfolios, at cost...    $143,963,755         $68,455,930      $19,956,640   $1,513,513,578 $2,087,088,974  $  995,837,717
The Portfolios shares held
   Class A.................              --                  --        1,814,825               --             --              --
   Class B.................       9,653,923           4,421,175           89,433      124,132,781    157,950,949      78,284,872

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                 AXA                         AXA                         AXA
                                                               GLOBAL                   INTERNATIONAL      AXA      INTERNATIONAL
                                                               EQUITY         AXA           CORE      INTERNATIONAL     VALUE
                                            AXA CONSERVATIVE   MANAGED      GROWTH         MANAGED       MANAGED       MANAGED
                                               STRATEGY*     VOLATILITY*   STRATEGY*     VOLATILITY*   VOLATILITY*   VOLATILITY*
                                            ---------------- ----------- -------------- ------------- ------------- -------------
ASSETS:
Investments in shares of the Portfolios,
 at fair value.............................   $599,573,428   $14,896,247 $2,437,703,624  $12,077,361  $119,648,677   $4,030,802
Receivable for shares of the Portfolios
 sold......................................             --         4,507             --          326        10,342        1,286
Receivable for policy-related transactions.      1,568,847            --        593,992           --            --           --
                                              ------------   ----------- --------------  -----------  ------------   ----------
   Total assets............................    601,142,275    14,900,754  2,438,297,616   12,077,687   119,659,019    4,032,088
                                              ------------   ----------- --------------  -----------  ------------   ----------

LIABILITIES:
Payable for shares of the Portfolios
 purchased.................................      1,568,847            --        593,992           --            --           --
Payable for policy-related transactions....             --         4,507             --          326        10,342        1,286
                                              ------------   ----------- --------------  -----------  ------------   ----------
   Total liabilities.......................      1,568,847         4,507        593,992          326        10,342        1,286
                                              ------------   ----------- --------------  -----------  ------------   ----------
NET ASSETS.................................   $599,573,428   $14,896,247 $2,437,703,624  $12,077,361  $119,648,677   $4,030,802
                                              ============   =========== ==============  ===========  ============   ==========

NET ASSETS:
Accumulation unit values...................   $599,559,058   $14,896,135 $2,437,543,500  $12,075,291  $119,621,731   $4,030,558
Retained by AXA Equitable in Separate
 Account No. 70............................         14,370           112        160,124        2,070        26,946          244
                                              ------------   ----------- --------------  -----------  ------------   ----------
TOTAL NET ASSETS...........................   $599,573,428   $14,896,247 $2,437,703,624  $12,077,361  $119,648,677   $4,030,802
                                              ============   =========== ==============  ===========  ============   ==========

Investments in shares of the Portfolios,
 at cost...................................   $588,492,347   $13,041,359 $2,290,187,419  $11,733,014  $116,389,837   $4,059,714
The Portfolios shares held
   Class A.................................             --       502,834             --      446,093            --      338,771
   Class B.................................     50,587,704       498,683    152,843,874      819,776     9,754,490           --

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                         AXA LARGE CAP AXA LARGE CAP  AXA LARGE CAP  AXA MID CAP
                                         CORE MANAGED  GROWTH MANAGED VALUE MANAGED VALUE MANAGED AXA MODERATE   AXA MODERATE
                                          VOLATILITY*   VOLATILITY*    VOLATILITY*   VOLATILITY*  ALLOCATION*  GROWTH STRATEGY*
                                         ------------- -------------- ------------- ------------- ------------ ----------------
ASSETS:
Investments in shares of the
 Portfolios, at fair value..............  $7,755,944    $21,031,979    $19,588,459   $10,430,631  $89,054,923   $4,954,326,924
Receivable for shares of the Portfolios
 sold...................................       1,136            727          1,592           685           --               --
Receivable for policy-related
 transactions...........................          --             --             --            --      120,082        2,040,319
                                          ----------    -----------    -----------   -----------  -----------   --------------
   Total assets.........................   7,757,080     21,032,706     19,590,051    10,431,316   89,175,005    4,956,367,243
                                          ----------    -----------    -----------   -----------  -----------   --------------

LIABILITIES:
Payable for shares of the Portfolios
 purchased..............................          --             --             --            --      120,082        2,040,319
Payable for policy-related transactions.       1,136            727          1,592           685           --               --
                                          ----------    -----------    -----------   -----------  -----------   --------------
   Total liabilities....................       1,136            727          1,592           685      120,082        2,040,319
                                          ----------    -----------    -----------   -----------  -----------   --------------
NET ASSETS..............................  $7,755,944    $21,031,979    $19,588,459   $10,430,631  $89,054,923   $4,954,326,924
                                          ==========    ===========    ===========   ===========  ===========   ==============

NET ASSETS:
Accumulation unit values................  $7,755,512    $21,031,250    $19,588,297   $10,430,166  $88,986,506   $4,954,306,929
Retained by AXA Equitable in Separate
 Account No. 70.........................         432            729            162           465       68,417           19,995
                                          ----------    -----------    -----------   -----------  -----------   --------------
TOTAL NET ASSETS........................  $7,755,944    $21,031,979    $19,588,459   $10,430,631  $89,054,923   $4,954,326,924
                                          ==========    ===========    ===========   ===========  ===========   ==============

Investments in shares of the
 Portfolios, at cost....................  $6,601,863    $16,279,615    $15,676,179   $ 8,571,627  $88,610,226   $4,493,454,201
The Portfolios shares held
   Class A..............................          --        189,033        388,944       212,290    5,812,747               --
   Class B..............................     837,929        584,103        850,798       468,470      469,776      323,414,454

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                                        AXA/FRANKLIN AXA/FRANKLIN
                                                                                           AXA/FRANKLIN  SMALL CAP    TEMPLETON
                                                                               AXA ULTRA     BALANCED      VALUE      ALLOCATION
                                              AXA MODERATE-PLUS AXA SMARTBETA CONSERVATIVE   MANAGED      MANAGED      MANAGED
                                                 ALLOCATION*       EQUITY*     STRATEGY*   VOLATILITY*  VOLATILITY*  VOLATILITY*
                                              ----------------- ------------- ------------ ------------ ------------ ------------
ASSETS:
Investments in shares of the Portfolios, at
 fair value..................................    $47,437,476     $11,373,002   $2,600,360   $9,536,006  $11,348,470  $11,999,806
Receivable for shares of the Portfolios sold.         52,090              11          104          434        4,047          710
                                                 -----------     -----------   ----------   ----------  -----------  -----------
   Total assets..............................     47,489,566      11,373,013    2,600,464    9,536,440   11,352,517   12,000,516
                                                 -----------     -----------   ----------   ----------  -----------  -----------

LIABILITIES:
Payable for policy-related transactions......         52,090              11           79          434        4,047          710
                                                 -----------     -----------   ----------   ----------  -----------  -----------
   Total liabilities.........................         52,090              11           79          434        4,047          710
                                                 -----------     -----------   ----------   ----------  -----------  -----------
NET ASSETS...................................    $47,437,476     $11,373,002   $2,600,385   $9,536,006  $11,348,470  $11,999,806
                                                 ===========     ===========   ==========   ==========  ===========  ===========

NET ASSETS:
Accumulation unit values.....................    $47,426,944     $   328,383   $2,600,361   $9,535,810  $11,348,120  $11,999,555
Retained by AXA Equitable in Separate
 Account No. 70..............................         10,532      11,044,619           24          196          350          251
                                                 -----------     -----------   ----------   ----------  -----------  -----------
TOTAL NET ASSETS.............................    $47,437,476     $11,373,002   $2,600,385   $9,536,006  $11,348,470  $11,999,806
                                                 ===========     ===========   ==========   ==========  ===========  ===========

Investments in shares of the Portfolios, at
 cost........................................    $45,280,828     $10,666,071   $2,604,087   $8,757,899  $ 8,963,173  $10,680,982
The Portfolios shares held
   Class A...................................      3,700,256              --           --      376,870      207,326      624,123
   Class B...................................        557,680         546,008      252,123      543,303      552,614      532,738
   Class K...................................             --         516,868           --           --           --           --

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                            AXA/MUTUAL   AXA/TEMPLETON
                                            LARGE CAP    GLOBAL EQUITY     BLACKROCK          BLACKROCK          BLACKROCK
                             AXA/LOOMIS   EQUITY MANAGED    MANAGED    GLOBAL ALLOCATION GLOBAL OPPORTUNITIES LARGE CAP GROWTH
                           SAYLES GROWTH*  VOLATILITY*    VOLATILITY*      V.I. FUND          V.I. FUND          V.I. FUND
                           -------------- -------------- ------------- ----------------- -------------------- ----------------
ASSETS:
Investments in shares of
 the Portfolios, at fair
 value....................  $16,383,655     $3,819,973    $17,679,743     $83,066,715         $1,430,289        $24,892,476
Receivable for shares of
 the Portfolios sold......           15            156          6,446              --                 46              3,952
Receivable for
 policy-related
 transactions.............           --             --             --         112,294                 --                 --
                            -----------     ----------    -----------     -----------         ----------        -----------
   Total assets...........   16,383,670      3,820,129     17,686,189      83,179,009          1,430,335         24,896,428
                            -----------     ----------    -----------     -----------         ----------        -----------

LIABILITIES:
Payable for shares of the
 Portfolios purchased.....           --             --             --         112,294                 --                 --
Payable for
 policy-related
 transactions.............           15            131          6,446              --                 46              3,952
                            -----------     ----------    -----------     -----------         ----------        -----------
   Total liabilities......           15            131          6,446         112,294                 46              3,952
                            -----------     ----------    -----------     -----------         ----------        -----------
NET ASSETS................  $16,383,655     $3,819,998    $17,679,743     $83,066,715         $1,430,289        $24,892,476
                            ===========     ==========    ===========     ===========         ==========        ===========

NET ASSETS:
Accumulation unit values..  $16,371,957     $3,819,974    $17,679,138     $83,064,645         $1,430,179        $24,891,600
Retained by AXA Equitable
 in Separate Account
 No. 70...................       11,698             24            605           2,070                110                876
                            -----------     ----------    -----------     -----------         ----------        -----------
TOTAL NET ASSETS..........  $16,383,655     $3,819,998    $17,679,743     $83,066,715         $1,430,289        $24,892,476
                            ===========     ==========    ===========     ===========         ==========        ===========

Investments in shares of
 the Portfolios, at cost..  $19,476,664     $3,077,196    $15,391,234     $87,757,436         $1,535,221        $24,707,781
The Portfolios shares held
   Class A................    2,429,364         94,755        332,023              --                 --                 --
   Class B................      456,656        199,379      1,206,926              --                 --                 --
   Class III..............           --             --             --       5,862,153             88,181          1,779,305

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                       CHARTER/SM/
                                         CHARTER/SM/ ALTERNATIVE 100    CHARTER/SM       CHARTER/SM
                                         AGGRESSIVE   CONSERVATIVE   /ALTERNATIVE 100 /ALTERNATIVE 100  CHARTER/SM/  CHARTER/SM/
                                          GROWTH*         PLUS*          GROWTH*         MODERATE*     CONSERVATIVE*  EQUITY*
                                         ----------  --------------- ---------------- ---------------- ------------- ----------
ASSETS:
Investments in shares of the
 Portfolios, at fair value.............. $7,187,354    $5,905,441       $5,683,885       $7,733,774     $13,615,570  $5,380,471
Receivable for shares of the Portfolios
 sold...................................        103            --            7,895               --              --          39
Receivable for policy-related
 transactions...........................         --         2,729               --            2,099           2,468          --
                                         ----------    ----------       ----------       ----------     -----------  ----------
   Total assets.........................  7,187,457     5,908,170        5,691,780        7,735,873      13,618,038   5,380,510
                                         ----------    ----------       ----------       ----------     -----------  ----------

LIABILITIES:
Payable for shares of the Portfolios
 purchased..............................         --         2,729               --            2,099           2,468          --
Payable for policy-related transactions.        103            --            7,895               --              --          39
                                         ----------    ----------       ----------       ----------     -----------  ----------
   Total liabilities....................        103         2,729            7,895            2,099           2,468          39
                                         ----------    ----------       ----------       ----------     -----------  ----------
NET ASSETS.............................. $7,187,354    $5,905,441       $5,683,885       $7,733,774     $13,615,570  $5,380,471
                                         ==========    ==========       ==========       ==========     ===========  ==========

NET ASSETS:
Accumulation unit values................ $3,066,160    $1,876,712       $1,830,441       $3,780,046     $ 9,526,597  $1,142,061
Retained by AXA Equitable in Separate
 Account No. 70.........................  4,121,194     4,028,729        3,853,444        3,953,728       4,088,973   4,238,410
                                         ----------    ----------       ----------       ----------     -----------  ----------
TOTAL NET ASSETS........................ $7,187,354    $5,905,441       $5,683,885       $7,733,774     $13,615,570  $5,380,471
                                         ==========    ==========       ==========       ==========     ===========  ==========

Investments in shares of the
 Portfolios, at cost.................... $7,293,392    $6,079,036       $6,095,364       $8,106,849     $13,845,551  $5,329,622
The Portfolios shares held
   Class B..............................    723,577       607,805          611,523          810,534       1,375,891     529,959

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                         CHARTER/SM/  CHARTER/SM/   CHARTER/SM/   CHARTER/SM/
                                                CHARTER/SM   CHARTER/SM/   INCOME    INTEREST RATE INTERNATIONAL INTERNATIONAL
                                              /FIXED INCOME*  GROWTH*    STRATEGIES*  STRATEGIES*  CONSERVATIVE*    GROWTH*
                                              -------------- ----------- ----------- ------------- ------------- -------------
ASSETS:
Investments in shares of the Portfolios, at
 fair value..................................   $5,170,726   $14,324,455 $6,666,714   $8,589,741    $4,379,041    $4,559,206
Receivable for shares of the Portfolios sold.           --           345         --           --            --            19
Receivable for policy-related transactions...        2,754            --      3,639        2,069           725            --
                                                ----------   ----------- ----------   ----------    ----------    ----------
   Total assets..............................    5,173,480    14,324,800  6,670,353    8,591,810     4,379,766     4,559,225
                                                ----------   ----------- ----------   ----------    ----------    ----------

LIABILITIES:
Payable for shares of the Portfolios
 purchased...................................        2,754            --      3,639        2,069           725            --
Payable for policy-related transactions......           --           345         --           --            --            19
                                                ----------   ----------- ----------   ----------    ----------    ----------
   Total liabilities.........................        2,754           345      3,639        2,069           725            19
                                                ----------   ----------- ----------   ----------    ----------    ----------
NET ASSETS...................................   $5,170,726   $14,324,455 $6,666,714   $8,589,741    $4,379,041    $4,559,206
                                                ==========   =========== ==========   ==========    ==========    ==========

NET ASSETS:
Accumulation unit values.....................   $1,123,687   $10,199,028 $2,489,789   $4,489,311    $  436,102    $  573,784
Retained by AXA Equitable in Separate
 Account No. 70..............................    4,047,039     4,125,427  4,176,925    4,100,430     3,942,939     3,985,422
                                                ----------   ----------- ----------   ----------    ----------    ----------
TOTAL NET ASSETS.............................   $5,170,726   $14,324,455 $6,666,714   $8,589,741    $4,379,041    $4,559,206
                                                ==========   =========== ==========   ==========    ==========    ==========

Investments in shares of the Portfolios, at
 cost........................................   $5,306,239   $14,433,322 $6,810,791   $8,822,472    $4,644,059    $4,788,730
The Portfolios shares held
   Class B...................................      530,484     1,430,961    675,741      873,493       465,054       478,729

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                                                  CHARTER/SM/
                                                    CHARTER/SM/              CHARTER/SM/ CHARTER/SM/  CHARTER/SM/   SMALL
                                                   INTERNATIONAL CHARTER/SM   MODERATE   MULTI-SECTOR    REAL        CAP
                                                     MODERATE*   /MODERATE*   GROWTH*       BOND*      ASSETS*     GROWTH*
                                                   ------------- ----------- ----------- ------------ ----------  ----------
ASSETS:
Investments in shares of the Portfolios, at fair
 value............................................  $4,770,176   $17,730,304 $12,771,143  $2,730,358  $4,757,523  $7,627,439
Receivable for shares of the Portfolios sold......       4,492        56,304         293         312          29          --
Receivable for policy-related transactions........          --            --          --          --          --       2,789
                                                    ----------   ----------- -----------  ----------  ----------  ----------
   Total assets...................................   4,774,668    17,786,608  12,771,436   2,730,670   4,757,552   7,630,228
                                                    ----------   ----------- -----------  ----------  ----------  ----------

LIABILITIES:
Payable for shares of the Portfolios purchased....          --            --          --          --          --       2,789
Payable for policy-related transactions...........       4,492        56,304         293         312          29          --
                                                    ----------   ----------- -----------  ----------  ----------  ----------
   Total liabilities..............................       4,492        56,304         293         312          29       2,789
                                                    ----------   ----------- -----------  ----------  ----------  ----------
NET ASSETS........................................  $4,770,176   $17,730,304 $12,771,143  $2,730,358  $4,757,523  $7,627,439
                                                    ==========   =========== ===========  ==========  ==========  ==========

NET ASSETS:
Accumulation unit values..........................  $  815,405   $13,625,873 $ 8,641,320  $2,729,971  $  869,352  $7,627,125
Retained by AXA Equitable in Separate Account
 No. 70...........................................   3,954,771     4,104,431   4,129,823         387   3,888,171         314
                                                    ----------   ----------- -----------  ----------  ----------  ----------
TOTAL NET ASSETS..................................  $4,770,176   $17,730,304 $12,771,143  $2,730,358  $4,757,523  $7,627,439
                                                    ==========   =========== ===========  ==========  ==========  ==========

Investments in shares of the Portfolios, at cost..  $5,039,484   $18,052,318 $12,962,329  $2,865,475  $5,059,366  $6,141,404
The Portfolios shares held
   Class B........................................     504,421     1,785,682   1,284,224     712,687     508,280     639,302

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                                                DELAWARE VIP(R)
                     CHARTER/SM/ CLEARBRIDGE VARIABLE CLEARBRIDGE VARIABLE  DELAWARE VIP(R)   DELAWARE VIP(R)     LIMITED-TERM
                     SMALL CAP    AGGRESSIVE GROWTH      EQUITY INCOME     DIVERSIFIED INCOME EMERGING MARKETS DIVERSIFIED INCOME
                       VALUE*         PORTFOLIO            PORTFOLIO             SERIES            SERIES            SERIES
                     ----------- -------------------- -------------------- ------------------ ---------------- ------------------
ASSETS:
Investments in
 shares of the
 Portfolios, at
 fair value......... $12,109,431     $11,397,728           $3,031,998          $6,079,937         $537,931         $4,300,705
Receivable for
 shares of the
 Portfolios sold....       3,762              --                   --                  --               18                 --
Receivable for
 policy-related
 transactions.......          --          21,554                6,096               4,449               --             20,110
                     -----------     -----------           ----------          ----------         --------         ----------
   Total assets.....  12,113,193      11,419,282            3,038,094           6,084,386          537,949          4,320,815
                     -----------     -----------           ----------          ----------         --------         ----------

LIABILITIES:
Payable for shares
 of the Portfolios
 purchased..........          --          21,504                6,046               4,449               --             14,258
Payable for
 policy-related
 transactions.......       3,762              --                   --                  --               18                 --
                     -----------     -----------           ----------          ----------         --------         ----------
   Total
    liabilities.....       3,762          21,504                6,046               4,449               18             14,258
                     -----------     -----------           ----------          ----------         --------         ----------
NET ASSETS.......... $12,109,431     $11,397,778           $3,032,048          $6,079,937         $537,931         $4,306,557
                     ===========     ===========           ==========          ==========         ========         ==========

NET ASSETS:
Accumulation unit
 values............. $12,106,043     $11,397,764           $3,032,031          $6,060,135         $536,585         $4,300,457
Retained by AXA
 Equitable in
 Separate Account
 No. 70.............       3,388              14                   17              19,802            1,346              6,100
                     -----------     -----------           ----------          ----------         --------         ----------
TOTAL NET ASSETS.... $12,109,431     $11,397,778           $3,032,048          $6,079,937         $537,931         $4,306,557
                     ===========     ===========           ==========          ==========         ========         ==========

Investments in
 shares of the
 Portfolios, at
 cost............... $11,096,907     $11,610,984           $2,985,413          $6,058,138         $592,829         $4,316,143
The Portfolios
 shares held
   Class B..........     790,053              --                   --                  --               --                 --
   Class II.........          --         383,504              189,263                  --               --                 --
   Service Class....          --              --                   --             564,525           27,614            438,848

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                       EATON VANCE VT EQ/ALLIANCEBERNSTEIN EQ/ALLIANCEBERNSTEIN EQ/ALLIANCEBERNSTEIN EQ/BLACKROCK    EQ/BOSTON
                       FLOATING-RATE     DYNAMIC WEALTH       SHORT DURATION         SMALL CAP       BASIC VALUE  ADVISORS EQUITY
                        INCOME FUND       STRATEGIES*        GOVERNMENT BOND*         GROWTH*          EQUITY*        INCOME*
                       -------------- -------------------- -------------------- -------------------- ------------ ---------------
ASSETS:
Investments in
 shares of the
 Portfolios, at
 fair value...........   $5,664,004      $2,032,106,786          $560,339           $41,950,771      $114,626,492   $27,828,862
Receivable for
 shares of the
 Portfolios sold......          193                  --                25                    --                --            --
Receivable for
 policy-related
 transactions.........          307           1,972,055                --                 7,830            39,388         7,065
                         ----------      --------------          --------           -----------      ------------   -----------
   Total assets.......    5,664,504       2,034,078,841           560,364            41,958,601       114,665,880    27,835,927
                         ----------      --------------          --------           -----------      ------------   -----------

LIABILITIES:
Payable for shares
 of the Portfolios
 purchased............           --           1,972,055                --                 7,780            39,388         7,065
                         ----------      --------------          --------           -----------      ------------   -----------
   Total liabilities..           --           1,972,055                --                 7,780            39,388         7,065
                         ----------      --------------          --------           -----------      ------------   -----------
NET ASSETS............   $5,664,504      $2,032,106,786          $560,364           $41,950,821      $114,626,492   $27,828,862
                         ==========      ==============          ========           ===========      ============   ===========

NET ASSETS:
Accumulation unit
 values...............   $5,664,483      $2,031,930,398          $560,359           $41,950,793      $114,623,773   $27,828,358
Retained by AXA
 Equitable in
 Separate Account
 No. 70...............           21             176,388                 5                    28             2,719           504
                         ----------      --------------          --------           -----------      ------------   -----------
TOTAL NET ASSETS......   $5,664,504      $2,032,106,786          $560,364           $41,950,821      $114,626,492   $27,828,862
                         ==========      ==============          ========           ===========      ============   ===========

Investments in
 shares of the
 Portfolios, at cost..   $5,777,713      $1,900,717,091          $561,643           $42,198,461      $ 92,846,124   $27,722,078
The Portfolios
 shares held
   Class A............           --                  --                --             1,306,936         5,004,188     2,957,849
   Class B............           --         171,001,195            56,659               841,707           322,611     1,261,907
   Initial Class......      616,323                  --                --                    --                --            --

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                               EQ/CALVERT  EQ/CAPITAL                                           EQ/EMERGING
                                                SOCIALLY    GUARDIAN    EQ/COMMON   EQ/CONVERTIBLE   EQ/CORE      MARKETS
                                              RESPONSIBLE* RESEARCH*   STOCK INDEX*  SECURITIES*   BOND INDEX*  EQUITY PLUS*
                                              ------------ ----------- ------------ -------------- ------------ ------------
ASSETS:
Investments in shares of the Portfolios, at
 fair value..................................  $1,371,815  $16,163,791 $19,967,424   $13,675,551   $323,609,103 $13,587,137
Receivable for shares of the Portfolios sold.          --           --         977            86         52,326          --
Receivable for policy-related transactions...       1,767            5          --            --             --       9,316
                                               ----------  ----------- -----------   -----------   ------------ -----------
   Total assets..............................   1,373,582   16,163,796  19,968,401    13,675,637    323,661,429  13,596,453
                                               ----------  ----------- -----------   -----------   ------------ -----------

LIABILITIES:
Payable for shares of the Portfolios
 purchased...................................       1,767            5          --            --             --       9,316
Payable for policy-related transactions......          --           --         977            86         52,326          --
                                               ----------  ----------- -----------   -----------   ------------ -----------
   Total liabilities.........................       1,767            5         977            86         52,326       9,316
                                               ----------  ----------- -----------   -----------   ------------ -----------
NET ASSETS...................................  $1,371,815  $16,163,791 $19,967,424   $13,675,551   $323,609,103 $13,587,137
                                               ==========  =========== ===========   ===========   ============ ===========

NET ASSETS:
Accumulation unit values.....................  $1,371,726  $16,163,450 $19,967,418   $ 2,501,360   $323,566,172 $ 2,543,288
Retained by AXA Equitable in Separate
 Account No. 70..............................          89          341           6    11,174,191         42,931  11,043,849
                                               ----------  ----------- -----------   -----------   ------------ -----------
TOTAL NET ASSETS.............................  $1,371,815  $16,163,791 $19,967,424   $13,675,551   $323,609,103 $13,587,137
                                               ==========  =========== ===========   ===========   ============ ===========

Investments in shares of the Portfolios, at
 cost........................................  $1,124,371  $13,230,001 $17,242,699   $13,004,111   $325,099,091 $14,854,920
The Portfolios shares held
   Class A...................................          --      537,184     682,340            --             --          --
   Class B...................................     110,703      239,439      78,104       755,977     32,393,516     889,312
   Class K...................................          --           --          --       524,420             --     611,366

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                EQ/GAMCO      EQ/GAMCO
                                                                  EQ/EQUITY    MERGERS AND  SMALL COMPANY EQ/GLOBAL     EQ/HIGH
                                                  EQ/ENERGY ETF*  500 INDEX*  ACQUISITIONS*    VALUE*     BOND PLUS*  YIELD BOND*
                                                  -------------- ------------ ------------- ------------- ----------- -----------
ASSETS:
Investments in shares of the Portfolios, at fair
 value...........................................   $4,142,420   $109,321,763  $11,894,548  $177,444,133  $11,738,938 $55,351,792
Receivable for shares of the Portfolios sold.....           24          9,276        5,434            --          664         211
Receivable for policy-related transactions.......           --             --           --       112,321           --          --
                                                    ----------   ------------  -----------  ------------  ----------- -----------
   Total assets..................................    4,142,444    109,331,039   11,899,982   177,556,454   11,739,602  55,352,003
                                                    ----------   ------------  -----------  ------------  ----------- -----------

LIABILITIES:
Payable for shares of the Portfolios purchased...           --             --           --       112,321           --          --
Payable for policy-related transactions..........           24          9,276        5,434            --          664         211
                                                    ----------   ------------  -----------  ------------  ----------- -----------
   Total liabilities.............................           24          9,276        5,434       112,321          664         211
                                                    ----------   ------------  -----------  ------------  ----------- -----------
NET ASSETS.......................................   $4,142,420   $109,321,763  $11,894,548  $177,444,133  $11,738,938 $55,351,792
                                                    ==========   ============  ===========  ============  =========== ===========

NET ASSETS:
Accumulation unit values.........................   $  697,447   $109,279,001  $11,862,696  $177,443,335  $11,738,699 $ 5,586,010
Retained by AXA Equitable in Separate Account
 No. 70..........................................    3,444,973         42,762       31,852           798          239  49,765,782
                                                    ----------   ------------  -----------  ------------  ----------- -----------
TOTAL NET ASSETS.................................   $4,142,420   $109,321,763  $11,894,548  $177,444,133  $11,738,938 $55,351,792
                                                    ==========   ============  ===========  ============  =========== ===========

Investments in shares of the Portfolios, at cost.   $4,940,064   $ 94,524,208  $12,022,021  $154,942,632  $12,466,248 $56,268,591
The Portfolios shares held
   Class A.......................................           --      2,722,364      805,610     3,009,147      702,481          --
   Class B.......................................      291,418        362,253      115,393       182,999      571,962   3,080,805
   Class K.......................................      207,951             --           --            --           --   2,527,575

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                       EQ/INTERMEDIATE                                                EQ/JPMORGAN
                                         GOVERNMENT    EQ/INTERNATIONAL EQ/INTERNATIONAL EQ/INVESCO      VALUE      EQ/LARGE CAP
                                            BOND*       EQUITY INDEX*         ETF*       COMSTOCK*   OPPORTUNITIES* GROWTH INDEX*
                                       --------------- ---------------- ---------------- ----------- -------------- -------------
ASSETS:
Investments in shares of the
 Portfolios, at fair value............  $130,682,963     $20,063,579       $4,081,571    $36,023,161   $9,865,054    $22,780,610
Receivable for shares of the
 Portfolios sold......................        19,397              --              160             --           --             --
Receivable for policy-related
 transactions.........................            --             785               --        101,013        6,936         21,624
                                        ------------     -----------       ----------    -----------   ----------    -----------
   Total assets.......................   130,702,360      20,064,364        4,081,731     36,124,174    9,871,990     22,802,234
                                        ------------     -----------       ----------    -----------   ----------    -----------

LIABILITIES:
Payable for shares of the Portfolios
 purchased............................            --             785               --        101,013        6,936         21,624
Payable for policy-related
 transactions.........................        19,397              --              160             --           --             --
                                        ------------     -----------       ----------    -----------   ----------    -----------
   Total liabilities..................        19,397             785              160        101,013        6,936         21,624
                                        ------------     -----------       ----------    -----------   ----------    -----------
NET ASSETS............................  $130,682,963     $20,063,579       $4,081,571    $36,023,161   $9,865,054    $22,780,610
                                        ============     ===========       ==========    ===========   ==========    ===========

NET ASSETS:
Accumulation unit values..............  $130,681,844     $20,063,534       $4,081,211    $36,022,475   $9,864,586    $22,780,472
Retained by AXA Equitable in Separate
 Account No. 70.......................         1,119              45              360            686          468            138
                                        ------------     -----------       ----------    -----------   ----------    -----------
TOTAL NET ASSETS......................  $130,682,963     $20,063,579       $4,081,571    $36,023,161   $9,865,054    $22,780,610
                                        ============     ===========       ==========    ===========   ==========    ===========

Investments in shares of the
 Portfolios, at cost..................  $130,418,493     $21,738,755       $6,584,431    $30,131,951   $7,167,965    $21,889,546
The Portfolios shares held
   Class A............................            --       1,746,692        1,394,306      1,724,830      424,162      1,567,428
   Class B............................    12,752,080         535,428               --        668,074      196,701        264,622

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                        EQ/LOW       EQ/MFS                               EQ/MORGAN
                                         EQ/LARGE CAP VOLATILITY  INTERNATIONAL EQ/MID CAP    EQ/MONEY   STANLEY MID
                                         VALUE INDEX* GLOBAL ETF*    GROWTH*      INDEX*      MARKET*    CAP GROWTH*
                                         ------------ ----------- ------------- ----------- ------------ -----------
ASSETS:
Investments in shares of the
 Portfolios, at fair value.............. $18,909,351  $5,138,216   $25,952,966  $40,284,720 $115,482,890 $52,945,416
Receivable for shares of the Portfolios
 sold...................................          --          27         1,277           --           --          --
Receivable for policy-related
 transactions...........................      18,070          --            --       19,764      380,814       9,268
                                         -----------  ----------   -----------  ----------- ------------ -----------
   Total assets.........................  18,927,421   5,138,243    25,954,243   40,304,484  115,863,704  52,954,684
                                         -----------  ----------   -----------  ----------- ------------ -----------

LIABILITIES:
Payable for shares of the Portfolios
 purchased..............................      18,070          --            --       19,764      380,814       9,268
Payable for policy-related transactions.          --          27         1,277           --           --          --
                                         -----------  ----------   -----------  ----------- ------------ -----------
   Total liabilities....................      18,070          27         1,277       19,764      380,814       9,268
                                         -----------  ----------   -----------  ----------- ------------ -----------
NET ASSETS.............................. $18,909,351  $5,138,216   $25,952,966  $40,284,720 $115,482,890 $52,945,416
                                         ===========  ==========   ===========  =========== ============ ===========

NET ASSETS:
Accumulation unit values................ $18,884,108  $  798,129   $25,952,856  $40,245,429 $115,477,375 $52,945,243
Retained by AXA Equitable in Separate
 Account No. 70.........................      25,243   4,340,087           110       39,291        5,515         173
                                         -----------  ----------   -----------  ----------- ------------ -----------
TOTAL NET ASSETS........................ $18,909,351  $5,138,216   $25,952,966  $40,284,720 $115,482,890 $52,945,416
                                         ===========  ==========   ===========  =========== ============ ===========

Investments in shares of the
 Portfolios, at cost.................... $16,615,479  $4,966,439   $26,525,652  $35,270,331 $115,482,976 $53,616,139
The Portfolios shares held
   Class A..............................   2,016,362          --     2,571,075    2,529,290   54,880,244   2,139,713
   Class B..............................     206,059     284,774     1,327,728      467,034   60,573,881     833,437
   Class K..............................          --     208,743            --           --           --          --

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                     EQ/PIMCO   EQ/PIMCO
                                                          EQ/NATURAL                  GLOBAL     ULTRA     EQ/QUALITY   EQ/REAL
                                                          RESOURCES  EQ/OPPENHEIMER    REAL      SHORT        BOND      ESTATE
                                                            PLUS*       GLOBAL*      RETURN*     BOND*       PLUS*       PLUS*
                                                          ---------- -------------- ---------- ----------- ----------- ----------
ASSETS:
Investments in shares of the Portfolios, at fair value... $5,948,543  $40,146,337   $4,557,608 $26,091,731 $25,065,412 $5,787,339
Receivable for shares of the Portfolios sold.............         --           --           48          --          --         --
Receivable for policy-related transactions...............     10,247       35,159           --      29,670       4,128      5,819
                                                          ----------  -----------   ---------- ----------- ----------- ----------
   Total assets..........................................  5,958,790   40,181,496    4,557,656  26,121,401  25,069,540  5,793,158
                                                          ----------  -----------   ---------- ----------- ----------- ----------

LIABILITIES:
Payable for shares of the Portfolios purchased...........     10,247       35,134           --      29,670       4,128      5,819
Payable for policy-related transactions..................         --           --           48          --          --         --
                                                          ----------  -----------   ---------- ----------- ----------- ----------
   Total liabilities.....................................     10,247       35,134           48      29,670       4,128      5,819
                                                          ----------  -----------   ---------- ----------- ----------- ----------
NET ASSETS............................................... $5,948,543  $40,146,362   $4,557,608 $26,091,731 $25,065,412 $5,787,339
                                                          ==========  ===========   ========== =========== =========== ==========

NET ASSETS:
Accumulation unit values................................. $1,386,769  $40,146,342   $4,557,579 $26,087,686 $25,065,387 $5,787,313
Retained by AXA Equitable in Separate Account No. 70.....  4,561,774           20           29       4,045          25         26
                                                          ----------  -----------   ---------- ----------- ----------- ----------
TOTAL NET ASSETS......................................... $5,948,543  $40,146,362   $4,557,608 $26,091,731 $25,065,412 $5,787,339
                                                          ==========  ===========   ========== =========== =========== ==========

Investments in shares of the Portfolios, at cost......... $6,846,981  $36,494,601   $4,617,940 $26,341,495 $25,088,497 $5,839,358
The Portfolios shares held
   Class A...............................................         --    2,227,307           --   2,264,660          --         --
   Class B...............................................    417,489      578,089      471,288     384,003   2,946,490    553,345
   Class K...............................................    260,582           --           --          --          --         --

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                     EQ/T. ROWE    EQ/UBS                   FEDERATED   FEDERATED
                                                        EQ/SMALL    PRICE GROWTH  GROWTH &  EQ/WELLS FARGO HIGH INCOME  KAUFMANN
                                                     COMPANY INDEX*    STOCK*     INCOME*   OMEGA GROWTH*  BOND FUND II  FUND II
                                                     -------------- ------------ ---------- -------------- ------------ ---------
ASSETS:
Investments in shares of the Portfolios, at fair
 value..............................................  $26,185,217   $86,638,370  $5,733,737  $ 97,018,878   $5,327,079  $761,241
Receivable for shares of the Portfolios sold........          180            --       2,184            --           --        --
Receivable for policy-related transactions..........           --        48,587          --        41,300        1,702     8,077
                                                      -----------   -----------  ----------  ------------   ----------  --------
   Total assets.....................................   26,185,397    86,686,957   5,735,921    97,060,178    5,328,781   769,318
                                                      -----------   -----------  ----------  ------------   ----------  --------

LIABILITIES:
Payable for shares of the Portfolios purchased......           --        48,587          --        41,300        1,702     8,077
Payable for policy-related transactions.............          180            --       2,184            --           --        --
                                                      -----------   -----------  ----------  ------------   ----------  --------
   Total liabilities................................          180        48,587       2,184        41,300        1,702     8,077
                                                      -----------   -----------  ----------  ------------   ----------  --------
NET ASSETS..........................................  $26,185,217   $86,638,370  $5,733,737  $ 97,018,878   $5,327,079  $761,241
                                                      ===========   ===========  ==========  ============   ==========  ========

NET ASSETS:
Accumulation unit values............................  $26,141,996   $86,638,317  $5,733,289  $ 97,018,878   $5,326,695  $761,239
Retained by AXA Equitable in Separate Account No. 70       43,221            53         448            --          384         2
                                                      -----------   -----------  ----------  ------------   ----------  --------
TOTAL NET ASSETS....................................  $26,185,217   $86,638,370  $5,733,737  $ 97,018,878   $5,327,079  $761,241
                                                      ===========   ===========  ==========  ============   ==========  ========

Investments in shares of the Portfolios, at cost....  $26,314,897   $68,907,499  $4,288,935  $103,838,958   $5,427,993  $738,623
The Portfolios shares held
   Class A..........................................    2,009,498     1,835,394          --            --           --        --
   Class B..........................................      228,842       555,652     584,415     8,749,715           --        --
   Service Class....................................           --            --          --            --      775,412    41,394

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                 FIDELITY(R) VIP  FIDELITY(R) VIP FIDELITY(R) VIP FIDELITY(R) VIP FIDELITY(R) VIP FIDELITY(R) VIP
                                  ASSET MANAGER:   CONTRAFUND(R)   FREEDOM 2015    FREEDOM 2020    FREEDOM 2025    FREEDOM 2030
                                 GROWTH PORTFOLIO    PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO
                                 ---------------- --------------- --------------- --------------- --------------- ---------------
ASSETS:
Investments in shares of the
 Portfolios, at fair value......     $925,905      $107,410,516      $825,719        $702,032        $916,264        $839,810
Receivable for shares of the
 Portfolios sold................           37                --            33              27              34              33
Receivable for policy-related
 transactions...................           --           116,995            --              --              --              --
                                     --------      ------------      --------        --------        --------        --------
   Total assets.................      925,942       107,527,511       825,752         702,059         916,298         839,843
                                     --------      ------------      --------        --------        --------        --------

LIABILITIES:
Payable for shares of the
 Portfolios purchased...........           --           116,870            --              --              --              --
Payable for policy-related
 transactions...................           37                --            33              27              34              33
                                     --------      ------------      --------        --------        --------        --------
   Total liabilities............           37           116,870            33              27              34              33
                                     --------      ------------      --------        --------        --------        --------
NET ASSETS......................     $925,905      $107,410,641      $825,719        $702,032        $916,264        $839,810
                                     ========      ============      ========        ========        ========        ========

NET ASSETS:
Accumulation unit values........     $925,633      $107,410,611      $825,456        $701,772        $916,006        $839,549
Retained by AXA Equitable in
 Separate Account No. 70........          272                30           263             260             258             261
                                     --------      ------------      --------        --------        --------        --------
TOTAL NET ASSETS................     $925,905      $107,410,641      $825,719        $702,032        $916,264        $839,810
                                     ========      ============      ========        ========        ========        ========

Investments in shares of the
 Portfolios, at cost............     $748,431      $ 87,163,997      $753,705        $607,484        $810,032        $770,145
The Portfolios shares held
   Service Class 2..............       48,886         2,926,717        65,952          55,278          69,997          64,850

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                               FIRST TRUST/DOW
                           FIDELITY(R) VIP FIDELITY(R) VIP  FIRST TRUST MULTI JONES DIVIDEND &  FRANKLIN FOUNDING
                               MID CAP     STRATEGIC INCOME INCOME ALLOCATION INCOME ALLOCATION FUNDS ALLOCATION  FRANKLIN INCOME
                              PORTFOLIO       PORTFOLIO         PORTFOLIO         PORTFOLIO         VIP FUND         VIP FUND
                           --------------- ---------------- ----------------- ----------------- ----------------- ---------------
ASSETS:
Investments in shares of
 the Portfolios, at fair
 value....................   $47,368,895     $54,833,376        $558,029         $9,688,044        $19,384,532      $66,764,135
Receivable for shares of
 the Portfolios sold......            --          13,905              20              4,084                 --               --
Receivable for
 policy-related
 transactions.............        33,311              --              30                 --             34,276           79,895
                             -----------     -----------        --------         ----------        -----------      -----------
   Total assets...........    47,402,206      54,847,281         558,079          9,692,128         19,418,808       66,844,030
                             -----------     -----------        --------         ----------        -----------      -----------

LIABILITIES:
Payable for shares of the
 Portfolios purchased.....        33,311              --              --                 --             34,276           79,895
Payable for
 policy-related
 transactions.............            --          13,905              --              4,084                 --               --
                             -----------     -----------        --------         ----------        -----------      -----------
   Total liabilities......        33,311          13,905              --              4,084             34,276           79,895
                             -----------     -----------        --------         ----------        -----------      -----------
NET ASSETS................   $47,368,895     $54,833,376        $558,079         $9,688,044        $19,384,532      $66,764,135
                             ===========     ===========        ========         ==========        ===========      ===========

NET ASSETS:
Accumulation unit values..   $47,362,605     $54,833,264        $558,049         $9,688,019        $19,384,074      $66,764,135
Retained by AXA Equitable
 in Separate Account
 No. 70...................         6,290             112              30                 25                458               --
                             -----------     -----------        --------         ----------        -----------      -----------
TOTAL NET ASSETS..........   $47,368,895     $54,833,376        $558,079         $9,688,044        $19,384,532      $66,764,135
                             ===========     ===========        ========         ==========        ===========      ===========

Investments in shares of
 the Portfolios, at cost..   $44,015,676     $57,298,275        $553,785         $9,066,706        $19,619,443      $67,180,837
The Portfolios shares held
   Class I Shares.........            --              --          53,708            780,664                 --               --
   Class 2................            --              --              --                 --          2,612,471        4,172,758
   Service Class 2........     1,285,801       4,962,296              --                 --                 --               --

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                                      GUGGENHEIM VT
                                                                                                         GLOBAL     GUGGENHEIM VT
                                                     FRANKLIN RISING                    GOLDMAN SACHS    MANAGED     MULTI-HEDGE
                                     FRANKLIN MUTUAL    DIVIDENDS    FRANKLIN STRATEGIC  VIT MID CAP     FUTURES     STRATEGIES
                                     SHARES VIP FUND    VIP FUND      INCOME VIP FUND    VALUE FUND   STRATEGY FUND     FUND
                                     --------------- --------------- ------------------ ------------- ------------- -------------
ASSETS:
Investments in shares of the
 Portfolios, at fair value..........   $13,444,844     $39,577,334      $52,532,887      $30,108,712   $1,203,882     $813,879
Receivable for shares of the
 Portfolios sold....................            --              --               --               --           45           33
Receivable for policy-related
 transactions.......................        12,009          32,625           86,572           18,824           --           --
                                       -----------     -----------      -----------      -----------   ----------     --------
   Total assets.....................    13,456,853      39,609,959       52,619,459       30,127,536    1,203,927      813,912
                                       -----------     -----------      -----------      -----------   ----------     --------

LIABILITIES:
Payable for shares of the
 Portfolios purchased...............        12,009          32,625           86,572           18,824           --           --
Payable for policy-related
 transactions.......................            --              --               --               --           45           33
                                       -----------     -----------      -----------      -----------   ----------     --------
   Total liabilities................        12,009          32,625           86,572           18,824           45           33
                                       -----------     -----------      -----------      -----------   ----------     --------
NET ASSETS..........................   $13,444,844     $39,577,334      $52,532,887      $30,108,712   $1,203,882     $813,879
                                       ===========     ===========      ===========      ===========   ==========     ========

NET ASSETS:
Accumulation unit values............   $13,443,162     $39,577,094      $52,504,187      $30,096,996   $1,203,505     $813,827
Retained by AXA Equitable in
 Separate Account No. 70............         1,682             240           28,700           11,716          377           52
                                       -----------     -----------      -----------      -----------   ----------     --------
TOTAL NET ASSETS....................   $13,444,844     $39,577,334      $52,532,887      $30,108,712   $1,203,882     $813,879
                                       ===========     ===========      ===========      ===========   ==========     ========

Investments in shares of the
 Portfolios, at cost................   $11,066,857     $36,869,252      $55,508,204      $30,490,262   $1,094,581     $772,451
The Portfolios shares held
   Class 2..........................       594,905       1,361,918        4,548,302               --           --           --
   Common Shares....................            --              --               --               --       57,685       34,182
   Service Shares...................            --              --               --        1,725,428           --           --

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                   HARTFORD     HARTFORD    INVESCO V.I. INVESCO V.I.  INVESCO V.I. INVESCO V.I.
                                                   CAPITAL       GROWTH       AMERICAN   BALANCED-RISK DIVERSIFIED     GLOBAL
                                                 APPRECIATION OPPORTUNITIES  FRANCHISE    ALLOCATION     DIVIDEND   HEALTH CARE
                                                   HLS FUND     HLS FUND        FUND         FUND          FUND         FUND
                                                 ------------ ------------- ------------ ------------- ------------ ------------
ASSETS:
Investments in shares of the Portfolios, at
 fair value.....................................  $1,727,272   $1,602,513     $473,458    $2,918,050   $16,416,080   $1,046,365
Receivable for shares of the Portfolios sold....          65           58           19           100            --           --
Receivable for policy-related transactions......          --        1,142           --            --         3,760          296
                                                  ----------   ----------     --------    ----------   -----------   ----------
   Total assets.................................   1,727,337    1,603,713      473,477     2,918,150    16,419,840    1,046,661
                                                  ----------   ----------     --------    ----------   -----------   ----------

LIABILITIES:
Payable for shares of the Portfolios purchased..          --           --           --            --         3,760          296
Payable for policy-related transactions.........          65           --       18,894            75            --           --
                                                  ----------   ----------     --------    ----------   -----------   ----------
   Total liabilities............................          65           --       18,894            75         3,760          296
                                                  ----------   ----------     --------    ----------   -----------   ----------
NET ASSETS......................................  $1,727,272   $1,603,713     $454,583    $2,918,075   $16,416,080   $1,046,365
                                                  ==========   ==========     ========    ==========   ===========   ==========

NET ASSETS:
Accumulation unit values........................  $1,726,836   $1,603,634     $441,359    $2,918,055   $16,415,836   $1,034,840
Retained by AXA Equitable in Separate Account
 No. 70.........................................         436           79       13,224            20           244       11,525
                                                  ----------   ----------     --------    ----------   -----------   ----------
TOTAL NET ASSETS................................  $1,727,272   $1,603,713     $454,583    $2,918,075   $16,416,080   $1,046,365
                                                  ==========   ==========     ========    ==========   ===========   ==========

Investments in shares of the Portfolios, at cost  $1,756,292   $1,577,269     $463,381    $2,986,975   $14,461,724   $  994,931
The Portfolios shares held
   Class IC.....................................      31,641       41,355           --            --            --           --
   Series II....................................          --           --        8,828       239,774       710,345       31,901

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                   INVESCO V.I. INVESCO V.I. INVESCO V.I.  INVESCO V.I. INVESCO V.I.  IVY FUNDS
                                                   GLOBAL REAL   HIGH YIELD  INTERNATIONAL MID CAP CORE  SMALL CAP    VIP ASSET
                                                   ESTATE FUND      FUND      GROWTH FUND  EQUITY FUND  EQUITY FUND   STRATEGY
                                                   ------------ ------------ ------------- ------------ ------------ -----------
ASSETS:
Investments in shares of the Portfolios, at fair
 value............................................ $68,110,006  $25,344,438   $35,666,667   $9,313,984   $8,456,498  $53,506,220
Receivable for policy-related transactions........      45,385       12,558        13,246        8,741       10,694       12,277
                                                   -----------  -----------   -----------   ----------   ----------  -----------
   Total assets...................................  68,155,391   25,356,996    35,679,913    9,322,725    8,467,192   53,518,497
                                                   -----------  -----------   -----------   ----------   ----------  -----------

LIABILITIES:
Payable for shares of the Portfolios purchased....      45,385       12,508        13,246        8,741       10,694       12,077
                                                   -----------  -----------   -----------   ----------   ----------  -----------
   Total liabilities..............................      45,385       12,508        13,246        8,741       10,694       12,077
                                                   -----------  -----------   -----------   ----------   ----------  -----------
NET ASSETS........................................ $68,110,006  $25,344,488   $35,666,667   $9,313,984   $8,456,498  $53,506,420
                                                   ===========  ===========   ===========   ==========   ==========  ===========

NET ASSETS:
Accumulation unit values.......................... $68,108,277  $25,344,470   $35,666,664   $9,313,969   $8,456,270  $53,506,381
Retained by AXA Equitable in Separate Account
 No. 70...........................................       1,729           18             3           15          228           39
                                                   -----------  -----------   -----------   ----------   ----------  -----------
TOTAL NET ASSETS.................................. $68,110,006  $25,344,488   $35,666,667   $9,313,984   $8,456,498  $53,506,420
                                                   ===========  ===========   ===========   ==========   ==========  ===========

Investments in shares of the Portfolios, at cost.. $60,229,133  $26,281,010   $33,045,342   $9,354,415   $8,180,647  $56,300,843
The Portfolios shares held
   Common Shares..................................          --           --            --           --           --    4,923,145
   Series II......................................   4,056,582    4,608,080     1,036,219      672,976      368,154           --

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                              IVY FUNDS VIP               IVY FUNDS VIP   IVY FUNDS   IVY FUNDS VIP IVY FUNDS VIP
                                                DIVIDEND    IVY FUNDS VIP GLOBAL NATURAL  VIP HIGH      MICRO CAP      MID CAP
                                              OPPORTUNITIES    ENERGY       RESOURCES      INCOME        GROWTH        GROWTH
                                              ------------- ------------- -------------- ------------ ------------- -------------
ASSETS:
Investments in shares of the Portfolios, at
 fair value..................................  $16,300,585   $29,365,869   $11,709,226   $111,385,223  $1,548,818    $40,842,535
Receivable for shares of the Portfolios sold.        2,724            --            --             --          31             --
Receivable for policy-related transactions...           --         1,881         2,454         59,835          --         36,019
                                               -----------   -----------   -----------   ------------  ----------    -----------
   Total assets..............................   16,303,309    29,367,750    11,711,680    111,445,058   1,548,849     40,878,554
                                               -----------   -----------   -----------   ------------  ----------    -----------

LIABILITIES:
Payable for shares of the Portfolios
 purchased...................................           --         1,831         2,454         59,835          --         36,019
Payable for policy-related transactions......        2,724            --            --             --          31             --
                                               -----------   -----------   -----------   ------------  ----------    -----------
   Total liabilities.........................        2,724         1,831         2,454         59,835          31         36,019
                                               -----------   -----------   -----------   ------------  ----------    -----------
NET ASSETS...................................  $16,300,585   $29,365,919   $11,709,226   $111,385,223  $1,548,818    $40,842,535
                                               ===========   ===========   ===========   ============  ==========    ===========

NET ASSETS:
Accumulation unit values.....................  $16,299,779   $29,365,891   $11,703,247   $111,378,282  $1,548,810    $40,842,529
Retained by AXA Equitable in Separate
 Account No. 70..............................          806            28         5,979          6,941           8              6
                                               -----------   -----------   -----------   ------------  ----------    -----------
TOTAL NET ASSETS.............................  $16,300,585   $29,365,919   $11,709,226   $111,385,223  $1,548,818    $40,842,535
                                               ===========   ===========   ===========   ============  ==========    ===========

Investments in shares of the Portfolios, at
 cost........................................  $13,734,875   $32,352,846   $13,558,190   $112,049,196  $1,580,153    $36,098,969
The Portfolios shares held
   Common Shares.............................    1,801,906     4,512,342     2,478,300     28,926,719      57,945      3,766,198

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                                  JANUS ASPEN
                                                         IVY FUNDS  JANUS ASPEN   JANUS ASPEN       SERIES
                                         IVY FUNDS VIP   VIP SMALL    SERIES    SERIES FLEXIBLE INTECH U.S. LOW LAZARD RETIREMENT
                                            SCIENCE         CAP      BALANCED        BOND         VOLATILLITY   EMERGING MARKETS
                                         AND TECHNOLOGY   GROWTH     PORTFOLIO     PORTFOLIO       PORTFOLIO    EQUITY PORTFOLIO
                                         -------------- ----------- ----------- --------------- --------------- -----------------
ASSETS:
Investments in shares of the
 Portfolios, at fair value..............  $52,644,709   $17,570,116 $4,371,298    $3,255,705      $1,494,373       $73,892,717
Receivable for shares of the Portfolios
 sold...................................           --            --        148           109              51                --
Receivable for policy-related
 transactions...........................       14,837        15,780         --            --              --            21,926
                                          -----------   ----------- ----------    ----------      ----------       -----------
   Total assets.........................   52,659,546    17,585,896  4,371,446     3,255,814       1,494,424        73,914,643
                                          -----------   ----------- ----------    ----------      ----------       -----------

LIABILITIES:
Payable for shares of the Portfolios
 purchased..............................       14,837        15,780         --            --              --            21,926
Payable for policy-related transactions.           --            --        148             9              51                --
                                          -----------   ----------- ----------    ----------      ----------       -----------
   Total liabilities....................       14,837        15,780        148             9              51            21,926
                                          -----------   ----------- ----------    ----------      ----------       -----------
NET ASSETS..............................  $52,644,709   $17,570,116 $4,371,298    $3,255,805      $1,494,373       $73,892,717
                                          ===========   =========== ==========    ==========      ==========       ===========

NET ASSETS:
Accumulation unit values................  $52,643,268   $17,562,468 $4,371,294    $3,255,787      $1,494,286       $73,877,339
Retained by AXA Equitable in Separate
 Account No. 70.........................        1,441         7,648          4            18              87            15,378
                                          -----------   ----------- ----------    ----------      ----------       -----------
TOTAL NET ASSETS........................  $52,644,709   $17,570,116 $4,371,298    $3,255,805      $1,494,373       $73,892,717
                                          ===========   =========== ==========    ==========      ==========       ===========

Investments in shares of the
 Portfolios, at cost....................  $47,263,209   $16,612,178 $4,296,936    $3,276,730      $1,400,003       $79,645,769
The Portfolios shares held
   Common Shares........................    2,103,836     1,445,803         --            --              --                --
   Service Shares.......................           --            --    132,584       250,825         104,648         3,702,040

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                    LORD ABBETT
                                      LORD ABBETT     LORD ABBETT  SERIES FUND-
                                    SERIES FUND-BOND SERIES FUND-     GROWTH         MFS(R)      MFS(R) INVESTORS    MFS(R)
                                       DEBENTURE     CLASSIC STOCK OPPORTUNITIES  INTERNATIONAL    GROWTH STOCK    INVESTORS
                                       PORTFOLIO       PORTFOLIO     PORTFOLIO   VALUE PORTFOLIO      SERIES      TRUST SERIES
                                    ---------------- ------------- ------------- --------------- ---------------- ------------
ASSETS:
Investments in shares of the
 Portfolios, at fair value.........   $32,620,589     $5,069,874    $3,310,911     $95,246,180     $12,199,707     $8,262,995
Receivable for shares of the
 Portfolios sold...................            --             --            --              --              --          2,691
Receivable for policy-related
 transactions......................         4,228          6,132           852          75,351           6,689             --
                                      -----------     ----------    ----------     -----------     -----------     ----------
   Total assets....................    32,624,817      5,076,006     3,311,763      95,321,531      12,206,396      8,265,686
                                      -----------     ----------    ----------     -----------     -----------     ----------

LIABILITIES:
Payable for shares of the
 Portfolios purchased..............         4,228          6,132           852          75,351           6,689             --
Payable for policy-related
 transactions......................            --             --            --              --              --          2,691
                                      -----------     ----------    ----------     -----------     -----------     ----------
   Total liabilities...............         4,228          6,132           852          75,351           6,689          2,691
                                      -----------     ----------    ----------     -----------     -----------     ----------
NET ASSETS.........................   $32,620,589     $5,069,874    $3,310,911     $95,246,180     $12,199,707     $8,262,995
                                      ===========     ==========    ==========     ===========     ===========     ==========

NET ASSETS:
Accumulation unit values...........   $32,620,259     $5,069,803    $3,310,617     $95,242,721     $12,199,188     $8,262,923
Retained by AXA Equitable in
 Separate Account No. 70...........           330             71           294           3,459             519             72
                                      -----------     ----------    ----------     -----------     -----------     ----------
TOTAL NET ASSETS...................   $32,620,589     $5,069,874    $3,310,911     $95,246,180     $12,199,707     $8,262,995
                                      ===========     ==========    ==========     ===========     ===========     ==========

Investments in shares of the
 Portfolios, at cost...............   $34,730,291     $4,966,163    $3,724,435     $87,668,040     $10,552,374     $6,848,186
The Portfolios shares held
   Service Class...................            --             --            --       4,442,452         780,531        274,245
   VC Shares.......................     2,743,531        358,295       256,461              --              --             --

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                    MFS(R)    MFS(R)      MFS(R)
                                                   RESEARCH TECHNOLOGY   UTILITIES     MFS(R)       MULTIMANAGER    MULTIMANAGER
                                                    SERIES  PORTFOLIO     SERIES    VALUE SERIES AGGRESSIVE EQUITY*  CORE BOND*
                                                   -------- ----------- ----------- ------------ ------------------ ------------
ASSETS:
Investments in shares of the Portfolios, at fair
 value............................................ $812,077 $15,442,461 $41,044,877  $2,475,758     $11,082,597     $ 97,870,116
Receivable for shares of the Portfolios sold......       --          --          --          85              --            1,440
Receivable for policy-related transactions........      100      46,066     191,734          --           1,073               --
                                                   -------- ----------- -----------  ----------     -----------     ------------
   Total assets...................................  812,177  15,488,527  41,236,611   2,475,843      11,083,670       97,871,556
                                                   -------- ----------- -----------  ----------     -----------     ------------

LIABILITIES:
Payable for shares of the Portfolios purchased....       --      46,066     191,734          --           1,073               --
Payable for policy-related transactions...........       --          --          --          60              --            1,440
                                                   -------- ----------- -----------  ----------     -----------     ------------
   Total liabilities..............................       --      46,066     191,734          60           1,073            1,440
                                                   -------- ----------- -----------  ----------     -----------     ------------
NET ASSETS........................................ $812,177 $15,442,461 $41,044,877  $2,475,783     $11,082,597     $ 97,870,116
                                                   ======== =========== ===========  ==========     ===========     ============

NET ASSETS:
Accumulation unit values.......................... $812,160 $15,441,851 $41,044,171  $2,475,772     $11,048,136     $ 97,870,101
Retained by AXA Equitable in Separate Account
 No. 70...........................................       17         610         706          11          34,461               15
                                                   -------- ----------- -----------  ----------     -----------     ------------
TOTAL NET ASSETS.................................. $812,177 $15,442,461 $41,044,877  $2,475,783     $11,082,597     $ 97,870,116
                                                   ======== =========== ===========  ==========     ===========     ============

Investments in shares of the Portfolios, at cost.. $802,379 $12,764,930 $38,851,759  $2,390,291     $ 8,850,758     $101,172,667
The Portfolios shares held
   Class B........................................       --          --          --          --         255,363        9,849,706
   Service Class..................................   28,158   1,378,791   1,225,952     123,479              --               --

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                   NEUBERGER BERMAN
                                            MULTIMANAGER MULTIMANAGER              ABSOLUTE RETURN  NEUBERGER BERMAN
                                              MID CAP      MID CAP    MULTIMANAGER  MULTI-MANAGER    INTERNATIONAL
                                              GROWTH*       VALUE*    TECHNOLOGY*     PORTFOLIO     EQUITY PORTFOLIO
                                            ------------ ------------ ------------ ---------------- ----------------
ASSETS:
Investments in shares of the Portfolios,
 at fair value............................. $13,571,359   $9,232,645   $9,451,312      $630,789         $766,446
Receivable for shares of the Portfolios
 sold......................................       1,123           --           --            --               --
Receivable for policy-related transactions.          --        1,079        1,232           505            7,121
                                            -----------   ----------   ----------      --------         --------
   Total assets............................  13,572,482    9,233,724    9,452,544       631,294          773,567
                                            -----------   ----------   ----------      --------         --------

LIABILITIES:
Payable for shares of the Portfolios
 purchased.................................          --        1,079        1,232           480            7,121
Payable for policy-related transactions....       1,123           --           --            --               --
                                            -----------   ----------   ----------      --------         --------
   Total liabilities.......................       1,123        1,079        1,232           480            7,121
                                            -----------   ----------   ----------      --------         --------
NET ASSETS................................. $13,571,359   $9,232,645   $9,451,312      $630,814         $766,446
                                            ===========   ==========   ==========      ========         ========

NET ASSETS:
Accumulation unit values................... $13,571,083   $9,232,475   $9,451,196      $630,792         $766,404
Retained by AXA Equitable in Separate
 Account No. 70............................         276          170          116            22               42
                                            -----------   ----------   ----------      --------         --------
TOTAL NET ASSETS........................... $13,571,359   $9,232,645   $9,451,312      $630,814         $766,446
                                            ===========   ==========   ==========      ========         ========

Investments in shares of the Portfolios,
 at cost................................... $14,945,923   $7,602,310   $7,810,131      $626,843         $777,242
The Portfolios shares held
   Advisor Class...........................          --           --           --            --               --
   Class B.................................   1,501,952      665,846      477,217            --               --
   Class S Shares..........................          --           --           --        63,079           68,925

                                                    PIMCO
                                            COMMODITYREALRETURN(R)
                                              STRATEGY PORTFOLIO
                                            ----------------------
ASSETS:
Investments in shares of the Portfolios,
 at fair value.............................      $18,981,114
Receivable for shares of the Portfolios
 sold......................................            4,537
Receivable for policy-related transactions.               --
                                                 -----------
   Total assets............................       18,985,651
                                                 -----------

LIABILITIES:
Payable for shares of the Portfolios
 purchased.................................               --
Payable for policy-related transactions....            4,537
                                                 -----------
   Total liabilities.......................            4,537
                                                 -----------
NET ASSETS.................................      $18,981,114
                                                 ===========

NET ASSETS:
Accumulation unit values...................      $18,954,279
Retained by AXA Equitable in Separate
 Account No. 70............................           26,835
                                                 -----------
TOTAL NET ASSETS...........................      $18,981,114
                                                 ===========

Investments in shares of the Portfolios,
 at cost...................................      $26,678,042
The Portfolios shares held
   Advisor Class...........................        3,865,807
   Class B.................................               --
   Class S Shares..........................               --

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                         PIMCO        PIMCO          PIMCO
                                        EMERGING   GLOBAL BOND GLOBAL MULTI-ASSET    PIMCO       PIMCO
                                      MARKETS BOND  PORTFOLIO  MANAGED ALLOCATION REAL RETURN TOTAL RETURN PROFUND
                                       PORTFOLIO   (UNHEDGED)      PORTFOLIO       PORTFOLIO   PORTFOLIO   VP BEAR
                                      ------------ ----------- ------------------ ----------- ------------ --------
ASSETS:
Investments in shares of the
 Portfolios, at fair value........... $19,599,276   $553,593        $108,837      $67,221,061 $132,248,998 $338,663
Receivable for shares of the
 Portfolios sold.....................          --         19               4               --           --       14
Receivable for policy-related
 transactions........................       7,470         --              --           39,350        2,806       --
                                      -----------   --------        --------      ----------- ------------ --------
   Total assets......................  19,606,746    553,612         108,841       67,260,411  132,251,804  338,677
                                      -----------   --------        --------      ----------- ------------ --------

LIABILITIES:
Payable for shares of the Portfolios
 purchased...........................       7,470         --              --           39,350        2,806       --
Payable for policy-related
 transactions........................          --         19               4               --           --       14
                                      -----------   --------        --------      ----------- ------------ --------
   Total liabilities.................       7,470         19               4           39,350        2,806       14
                                      -----------   --------        --------      ----------- ------------ --------
NET ASSETS........................... $19,599,276   $553,593        $108,837      $67,221,061 $132,248,998 $338,663
                                      ===========   ========        ========      =========== ============ ========

NET ASSETS:
Accumulation unit values............. $19,571,021   $553,485        $108,790      $67,217,128 $132,247,279 $336,752
Retained by AXA Equitable in
 Separate Account No. 70.............      28,255        108              47            3,933        1,719    1,911
                                      -----------   --------        --------      ----------- ------------ --------
TOTAL NET ASSETS..................... $19,599,276   $553,593        $108,837      $67,221,061 $132,248,998 $338,663
                                      ===========   ========        ========      =========== ============ ========

Investments in shares of the
 Portfolios, at cost................. $21,872,231   $589,681        $111,107      $72,460,701 $133,527,172 $423,128
The Portfolios shares held
   Advisor Class.....................   1,544,466     46,326           9,374        5,247,546   11,807,946       --
   Common Shares.....................          --         --              --               --           --   34,735

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                 PUTNAM VT                 QS LEGG MASON
                                                                  ABSOLUTE      PUTNAM     DYNAMIC MULTI-
                                                    PROFUND VP   RETURN 500 VT DIVERSIFIED  STRATEGY VIT  SEI VP BALANCED
                                                   BIOTECHNOLOGY    FUND     INCOME FUND     PORTFOLIO     STRATEGY FUND
                                                   ------------- ---------- -------------- -------------- ---------------
ASSETS:
Investments in shares of the Portfolios, at fair
 value............................................  $40,205,661   $623,425    $2,010,452      $704,834      $2,275,870
Receivable for shares of the Portfolios sold......           --      1,372            --            27              78
Receivable for policy-related transactions........       80,511         --       204,031            --              --
                                                    -----------   --------    ----------      --------      ----------
   Total assets...................................   40,286,172    624,797     2,214,483       704,861       2,275,948
                                                    -----------   --------    ----------      --------      ----------

LIABILITIES:
Payable for shares of the Portfolios purchased....       80,511         --       203,931            --              --
Payable for policy-related transactions...........           --      1,372            --             2              78
                                                    -----------   --------    ----------      --------      ----------
   Total liabilities..............................       80,511      1,372       203,931             2              78
                                                    -----------   --------    ----------      --------      ----------
NET ASSETS........................................  $40,205,661   $623,425    $2,010,552      $704,859      $2,275,870
                                                    ===========   ========    ==========      ========      ==========

NET ASSETS:
Accumulation unit values..........................  $40,204,644   $623,389    $2,010,524      $704,836      $2,274,853
Retained by AXA Equitable in Separate Account
 No. 70...........................................        1,017         36            28            23           1,017
                                                    -----------   --------    ----------      --------      ----------
TOTAL NET ASSETS..................................  $40,205,661   $623,425    $2,010,552      $704,859      $2,275,870
                                                    ===========   ========    ==========      ========      ==========

Investments in shares of the Portfolios, at cost..  $32,095,300   $613,170    $2,035,927      $709,006      $2,317,723
The Portfolios shares held
   Class B........................................           --     58,428       286,798            --              --
   Class II.......................................           --         --            --        53,969              --
   Class III......................................           --         --            --            --         220,103
   Common Shares..................................      581,595         --            --            --              --

                                                      SEI VP
                                                   CONSERVATIVE
                                                   STRATEGY FUND
                                                   -------------
ASSETS:
Investments in shares of the Portfolios, at fair
 value............................................  $5,088,822
Receivable for shares of the Portfolios sold......         174
Receivable for policy-related transactions........          --
                                                    ----------
   Total assets...................................   5,088,996
                                                    ----------

LIABILITIES:
Payable for shares of the Portfolios purchased....          --
Payable for policy-related transactions...........         174
                                                    ----------
   Total liabilities..............................         174
                                                    ----------
NET ASSETS........................................  $5,088,822
                                                    ==========

NET ASSETS:
Accumulation unit values..........................  $5,088,797
Retained by AXA Equitable in Separate Account
 No. 70...........................................          25
                                                    ----------
TOTAL NET ASSETS..................................  $5,088,822
                                                    ==========

Investments in shares of the Portfolios, at cost..  $5,116,823
The Portfolios shares held
   Class B........................................          --
   Class II.......................................          --
   Class III......................................     496,470
   Common Shares..................................          --

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                                                    T. ROWE
                                                             SEI VP        SEI VP        SEI VP     T. ROWE PRICE PRICE HEALTH
                                                          MARKET GROWTH  MARKET PLUS    MODERATE    EQUITY INCOME   SCIENCES
                                                          STRATEGY FUND STRATEGY FUND STRATEGY FUND PORTFOLIO-II  PORTFOLIO-II
                                                          ------------- ------------- ------------- ------------- ------------
ASSETS:
Investments in shares of the Portfolios, at fair value...  $4,910,821    $  992,216    $4,222,538    $1,783,247   $76,000,426
Receivable for shares of the Portfolios sold.............         166         3,187           145            --            --
Receivable for policy-related transactions...............          --            --            --         7,486       104,606
                                                           ----------    ----------    ----------    ----------   -----------
   Total assets..........................................   4,910,987       995,403     4,222,683     1,790,733    76,105,032
                                                           ----------    ----------    ----------    ----------   -----------

LIABILITIES:
Payable for shares of the Portfolios purchased...........          --            --            --         7,386       104,606
Payable for policy-related transactions..................         166         3,187           145            --            --
                                                           ----------    ----------    ----------    ----------   -----------
   Total liabilities.....................................         166         3,187           145         7,386       104,606
                                                           ----------    ----------    ----------    ----------   -----------
NET ASSETS...............................................  $4,910,821    $  992,216    $4,222,538    $1,783,347   $76,000,426
                                                           ==========    ==========    ==========    ==========   ===========

NET ASSETS:
Accumulation unit values.................................  $4,910,739    $  992,169    $4,221,648    $1,783,340   $75,999,215
Retained by AXA Equitable in Separate Account No. 70.....          82            47           890             7         1,211
                                                           ----------    ----------    ----------    ----------   -----------
TOTAL NET ASSETS.........................................  $4,910,821    $  992,216    $4,222,538    $1,783,347   $76,000,426
                                                           ==========    ==========    ==========    ==========   ===========

Investments in shares of the Portfolios, at cost.........  $4,950,903    $1,001,462    $4,265,470    $1,742,594   $60,821,049
The Portfolios shares held
   Class 2...............................................          --            --            --            --            --
   Class II..............................................          --            --            --        59,561     2,096,563
   Class III.............................................     471,741        93,605       407,975            --            --

                                                           TEMPLETON
                                                          DEVELOPING
                                                          MARKETS VIP
                                                             FUND
                                                          -----------
ASSETS:
Investments in shares of the Portfolios, at fair value... $8,209,524
Receivable for shares of the Portfolios sold.............         --
Receivable for policy-related transactions...............     36,030
                                                          ----------
   Total assets..........................................  8,245,554
                                                          ----------

LIABILITIES:
Payable for shares of the Portfolios purchased...........     36,030
Payable for policy-related transactions..................         --
                                                          ----------
   Total liabilities.....................................     36,030
                                                          ----------
NET ASSETS............................................... $8,209,524
                                                          ==========

NET ASSETS:
Accumulation unit values................................. $8,172,632
Retained by AXA Equitable in Separate Account No. 70.....     36,892
                                                          ----------
TOTAL NET ASSETS......................................... $8,209,524
                                                          ==========

Investments in shares of the Portfolios, at cost......... $9,004,123
The Portfolios shares held
   Class 2...............................................    892,340
   Class II..............................................         --
   Class III.............................................         --

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014


                                                                    TEMPLETON   TEMPLETON   TEMPLETON  VAN ECK VIP
                                                                     FOREIGN   GLOBAL BOND   GROWTH    GLOBAL HARD
                                                                    VIP FUND    VIP FUND    VIP FUND   ASSETS FUND
                                                                    ---------- ------------ ---------- -----------
ASSETS:
Investments in shares of the Portfolios, at fair value............. $9,634,325 $133,765,752 $2,144,259 $29,751,122
Receivable for shares of the Portfolios sold.......................         --           --         82       4,338
Receivable for policy-related transactions.........................     29,254       62,299         --          --
                                                                    ---------- ------------ ---------- -----------
   Total assets....................................................  9,663,579  133,828,051  2,144,341  29,755,460
                                                                    ---------- ------------ ---------- -----------

LIABILITIES:
Payable for shares of the Portfolios purchased.....................     29,254       62,299         --          --
Payable for policy-related transactions............................         --           --         82       4,338
                                                                    ---------- ------------ ---------- -----------
   Total liabilities...............................................     29,254       62,299         82       4,338
                                                                    ---------- ------------ ---------- -----------
NET ASSETS......................................................... $9,634,325 $133,765,752 $2,144,259 $29,751,122
                                                                    ========== ============ ========== ===========

NET ASSETS:
Accumulation unit values........................................... $9,632,345 $133,760,713 $2,144,005 $29,728,204
Retained by AXA Equitable in Separate Account No. 70...............      1,980        5,039        254      22,918
                                                                    ---------- ------------ ---------- -----------
TOTAL NET ASSETS................................................... $9,634,325 $133,765,752 $2,144,259 $29,751,122
                                                                    ========== ============ ========== ===========

Investments in shares of the Portfolios, at cost................... $9,887,065 $138,938,056 $1,920,500 $36,716,483
The Portfolios shares held
   Class 2.........................................................    640,154    7,435,562    146,767          --
   Class S Shares..................................................         --           --         --   1,207,432
   Initial Class...................................................         --           --         --          --

                                                                      VAN ECK VIP
                                                                     UNCONSTRAINED
                                                                    EMERGING MARKETS
                                                                       BOND FUND
                                                                    ----------------
ASSETS:
Investments in shares of the Portfolios, at fair value.............     $320,417
Receivable for shares of the Portfolios sold.......................           --
Receivable for policy-related transactions.........................           50
                                                                        --------
   Total assets....................................................      320,467
                                                                        --------

LIABILITIES:
Payable for shares of the Portfolios purchased.....................           --
Payable for policy-related transactions............................           --
                                                                        --------
   Total liabilities...............................................           --
                                                                        --------
NET ASSETS.........................................................     $320,467
                                                                        ========

NET ASSETS:
Accumulation unit values...........................................     $320,442
Retained by AXA Equitable in Separate Account No. 70...............           25
                                                                        --------
TOTAL NET ASSETS...................................................     $320,467
                                                                        ========

Investments in shares of the Portfolios, at cost...................     $339,814
The Portfolios shares held
   Class 2.........................................................           --
   Class S Shares..................................................           --
   Initial Class...................................................       34,343

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

The following table provides units outstanding and unit values associated with the Variable Investment Options of the Account and is further categorized by share class and contract charges.

                                                                                                 UNITS
                                                          CONTRACT                            OUTSTANDING
                                                          CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                                          -------- --------------- ---------- -----------
7TWELVE(TM) BALANCED PORTFOLIO...........................  1.20%    COMMON SHARES    $ 9.80        746
7TWELVE(TM) BALANCED PORTFOLIO...........................  1.25%    COMMON SHARES    $ 9.80        752
7TWELVE(TM) BALANCED PORTFOLIO...........................  1.30%    COMMON SHARES    $10.98      4,675
7TWELVE(TM) BALANCED PORTFOLIO...........................  1.55%    COMMON SHARES    $ 9.97         22
7TWELVE(TM) BALANCED PORTFOLIO...........................  1.55%    COMMON SHARES    $10.90        156
7TWELVE(TM) BALANCED PORTFOLIO...........................  1.65%    COMMON SHARES    $10.87      1,038
7TWELVE(TM) BALANCED PORTFOLIO...........................  1.70%    COMMON SHARES    $10.86        854

ALL ASSET AGGRESSIVE-ALT 25..............................  1.20%          B          $10.18        110
ALL ASSET AGGRESSIVE-ALT 25..............................  1.25%          B          $10.17         30
ALL ASSET AGGRESSIVE-ALT 25..............................  1.30%          B          $11.23        350
ALL ASSET AGGRESSIVE-ALT 25..............................  1.55%          B          $10.82         25
ALL ASSET AGGRESSIVE-ALT 25..............................  1.65%          B          $11.15         26
ALL ASSET AGGRESSIVE-ALT 25..............................  1.70%          B          $11.14         89

ALL ASSET AGGRESSIVE-ALT 50..............................  1.20%          B          $ 9.97         11
ALL ASSET AGGRESSIVE-ALT 50..............................  1.25%          B          $ 9.96         19

ALL ASSET AGGRESSIVE-ALT 75..............................  1.20%          B          $ 9.72         34
ALL ASSET AGGRESSIVE-ALT 75..............................  1.25%          B          $ 9.72         14

ALL ASSET GROWTH-ALT 20..................................  1.30%          A          $13.91        628
ALL ASSET GROWTH-ALT 20..................................  1.55%          A          $13.73         72
ALL ASSET GROWTH-ALT 20..................................  1.65%          A          $13.66        150
ALL ASSET GROWTH-ALT 20..................................  1.70%          A          $13.63         57

ALL ASSET MODERATE GROWTH-ALT 15.........................  1.30%          B          $10.78        662
ALL ASSET MODERATE GROWTH-ALT 15.........................  1.55%          B          $10.48          2
ALL ASSET MODERATE GROWTH-ALT 15.........................  1.65%          B          $10.71         75
ALL ASSET MODERATE GROWTH-ALT 15.........................  1.70%          B          $10.70         91

ALLIANCEBERNSTEIN VPS BALANCED WEALTH STRATEGY PORTFOLIO.  1.30%       CLASS B       $14.29        244
ALLIANCEBERNSTEIN VPS BALANCED WEALTH STRATEGY PORTFOLIO.  1.55%       CLASS B       $14.11         22
ALLIANCEBERNSTEIN VPS BALANCED WEALTH STRATEGY PORTFOLIO.  1.65%       CLASS B       $14.03         87
ALLIANCEBERNSTEIN VPS BALANCED WEALTH STRATEGY PORTFOLIO.  1.70%       CLASS B       $14.00          6

ALLIANCEBERNSTEIN VPS GLOBAL THEMATIC GROWTH PORTFOLIO...  1.20%       CLASS B       $ 9.70          2
ALLIANCEBERNSTEIN VPS GLOBAL THEMATIC GROWTH PORTFOLIO...  1.25%       CLASS B       $ 9.70         --

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO........  1.20%       CLASS B       $10.25         --
ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO........  1.25%       CLASS B       $10.24         --

ALLIANCEBERNSTEIN VPS INTERNATIONAL GROWTH PORTFOLIO.....  0.65%       CLASS B       $10.30          1
ALLIANCEBERNSTEIN VPS INTERNATIONAL GROWTH PORTFOLIO.....  1.30%       CLASS B       $11.54        505
ALLIANCEBERNSTEIN VPS INTERNATIONAL GROWTH PORTFOLIO.....  1.55%       CLASS B       $11.39         56
ALLIANCEBERNSTEIN VPS INTERNATIONAL GROWTH PORTFOLIO.....  1.65%       CLASS B       $11.33        147
ALLIANCEBERNSTEIN VPS INTERNATIONAL GROWTH PORTFOLIO.....  1.70%       CLASS B       $11.30         50

ALLIANCEBERNSTEIN VPS REAL ESTATE INVESTMENT PORTFOLIO...  1.20%       CLASS B       $10.74          5
ALLIANCEBERNSTEIN VPS REAL ESTATE INVESTMENT PORTFOLIO...  1.25%       CLASS B       $10.74          4

ALLIANCEBERNSTEIN VPS SMALL/MID CAP VALUE PORTFOLIO......  1.20%       CLASS B       $10.06          2
ALLIANCEBERNSTEIN VPS SMALL/MID CAP VALUE PORTFOLIO......  1.25%       CLASS B       $10.06         13

AMERICAN CENTURY VP INFLATION PROTECTION FUND............  1.20%      CLASS II       $ 9.92         81
AMERICAN CENTURY VP INFLATION PROTECTION FUND............  1.25%      CLASS II       $ 9.91        137

AMERICAN CENTURY VP LARGE COMPANY VALUE..................  1.30%      CLASS II       $18.19         81

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                                       UNITS
                                                                CONTRACT                            OUTSTANDING
                                                                CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                                                -------- --------------- ---------- -----------
AMERICAN CENTURY VP LARGE COMPANY VALUE........................  1.55%      CLASS II       $17.96         20
AMERICAN CENTURY VP LARGE COMPANY VALUE........................  1.65%      CLASS II       $17.87         39
AMERICAN CENTURY VP LARGE COMPANY VALUE........................  1.70%      CLASS II       $17.82          3

AMERICAN CENTURY VP MID CAP VALUE FUND.........................  0.65%      CLASS II       $17.99          3
AMERICAN CENTURY VP MID CAP VALUE FUND.........................  1.20%      CLASS II       $11.76        249
AMERICAN CENTURY VP MID CAP VALUE FUND.........................  1.25%      CLASS II       $11.76        188
AMERICAN CENTURY VP MID CAP VALUE FUND.........................  1.30%      CLASS II       $20.38      1,354
AMERICAN CENTURY VP MID CAP VALUE FUND.........................  1.55%      CLASS II       $20.11        115
AMERICAN CENTURY VP MID CAP VALUE FUND.........................  1.65%      CLASS II       $20.01        397
AMERICAN CENTURY VP MID CAP VALUE FUND.........................  1.70%      CLASS II       $19.96        238

AMERICAN FUNDS INSURANCE SERIES(R) ASSET ALLOCATION FUND/SM/...  1.20%       CLASS 4       $10.67        400
AMERICAN FUNDS INSURANCE SERIES(R) ASSET ALLOCATION FUND/SM/...  1.25%       CLASS 4       $10.67        318

AMERICAN FUNDS INSURANCE SERIES(R) BOND FUND/SM/...............  0.65%       CLASS 4       $10.10          1
AMERICAN FUNDS INSURANCE SERIES(R) BOND FUND/SM/...............  1.30%       CLASS 4       $10.07        627
AMERICAN FUNDS INSURANCE SERIES(R) BOND FUND/SM/...............  1.55%       CLASS 4       $ 9.95         24
AMERICAN FUNDS INSURANCE SERIES(R) BOND FUND/SM/...............  1.65%       CLASS 4       $10.01        191
AMERICAN FUNDS INSURANCE SERIES(R) BOND FUND/SM/...............  1.70%       CLASS 4       $10.00        186

AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL GROWTH FUND/SM/......  1.20%       CLASS 4       $10.57         52
AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL GROWTH FUND/SM/......  1.25%       CLASS 4       $10.57         77

AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL SMALL CAPITALIZATION
 FUND/SM/......................................................  1.20%       CLASS 4       $10.37         55
AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL SMALL CAPITALIZATION
 FUND/SM/......................................................  1.25%       CLASS 4       $10.37         57
AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL SMALL CAPITALIZATION
 FUND/SM/......................................................  1.30%       CLASS 4       $11.75        326
AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL SMALL CAPITALIZATION
 FUND/SM/......................................................  1.55%       CLASS 4       $11.18         19
AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL SMALL CAPITALIZATION
 FUND/SM/......................................................  1.65%       CLASS 4       $11.67         56
AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL SMALL CAPITALIZATION
 FUND/SM/......................................................  1.70%       CLASS 4       $11.66         91

AMERICAN FUNDS INSURANCE SERIES(R) GROWTH-INCOME FUND/SM/......  1.20%       CLASS 4       $11.42         45
AMERICAN FUNDS INSURANCE SERIES(R) GROWTH-INCOME FUND/SM/......  1.25%       CLASS 4       $11.42         91

AMERICAN FUNDS INSURANCE SERIES(R) INTERNATIONAL GROWTH AND
 INCOME FUND/SM/...............................................  1.20%       CLASS 4       $ 9.68         78
AMERICAN FUNDS INSURANCE SERIES(R) INTERNATIONAL GROWTH AND
 INCOME FUND/SM/...............................................  1.25%       CLASS 4       $ 9.68         94

AMERICAN FUNDS INSURANCE SERIES(R) MANAGED RISK ASSET
 ALLOCATION FUND/SM/...........................................  1.30%      CLASS P-2      $11.61        348
AMERICAN FUNDS INSURANCE SERIES(R) MANAGED RISK ASSET
 ALLOCATION FUND/SM/...........................................  1.65%      CLASS P-2      $11.53         64
AMERICAN FUNDS INSURANCE SERIES(R) MANAGED RISK ASSET
 ALLOCATION FUND/SM/...........................................  1.70%      CLASS P-2      $11.52         77

AMERICAN FUNDS INSURANCE SERIES(R) NEW WORLD FUND(R)...........  1.20%       CLASS 4       $ 9.17        158
AMERICAN FUNDS INSURANCE SERIES(R) NEW WORLD FUND(R)...........  1.25%       CLASS 4       $ 9.17        196
AMERICAN FUNDS INSURANCE SERIES(R) NEW WORLD FUND(R)...........  1.30%       CLASS 4       $ 9.82        960
AMERICAN FUNDS INSURANCE SERIES(R) NEW WORLD FUND(R)...........  1.55%       CLASS 4       $ 9.57         23
AMERICAN FUNDS INSURANCE SERIES(R) NEW WORLD FUND(R)...........  1.65%       CLASS 4       $ 9.76        307

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                             UNITS
                                                      CONTRACT                            OUTSTANDING
                                                      CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                                      -------- --------------- ---------- -----------
AMERICAN FUNDS INSURANCE SERIES(R) NEW WORLD FUND(R).  1.70%       CLASS 4       $ 9.75        425

AXA 400 MANAGED VOLATILITY...........................  0.65%          B          $15.82          2
AXA 400 MANAGED VOLATILITY...........................  1.30%          B          $12.77        118
AXA 400 MANAGED VOLATILITY...........................  1.30%          B          $18.43      2,183
AXA 400 MANAGED VOLATILITY...........................  1.55%          B          $18.19        833
AXA 400 MANAGED VOLATILITY...........................  1.65%          B          $12.68         37
AXA 400 MANAGED VOLATILITY...........................  1.65%          B          $18.10      1,034
AXA 400 MANAGED VOLATILITY...........................  1.70%          B          $12.67         38
AXA 400 MANAGED VOLATILITY...........................  1.70%          B          $18.05         60

AXA 500 MANAGED VOLATILITY...........................  0.65%          B          $16.36          6
AXA 500 MANAGED VOLATILITY...........................  1.30%          B          $13.46        149
AXA 500 MANAGED VOLATILITY...........................  1.30%          B          $17.53      5,463
AXA 500 MANAGED VOLATILITY...........................  1.55%          B          $17.30      1,981
AXA 500 MANAGED VOLATILITY...........................  1.65%          B          $13.38         58
AXA 500 MANAGED VOLATILITY...........................  1.65%          B          $17.21      2,822
AXA 500 MANAGED VOLATILITY...........................  1.70%          B          $13.36         48
AXA 500 MANAGED VOLATILITY...........................  1.70%          B          $17.17        179

AXA 2000 MANAGED VOLATILITY..........................  0.65%          B          $15.36          2
AXA 2000 MANAGED VOLATILITY..........................  1.30%          B          $12.83        102
AXA 2000 MANAGED VOLATILITY..........................  1.30%          B          $18.34      2,382
AXA 2000 MANAGED VOLATILITY..........................  1.55%          B          $18.10        907
AXA 2000 MANAGED VOLATILITY..........................  1.65%          B          $12.74         34
AXA 2000 MANAGED VOLATILITY..........................  1.65%          B          $18.01      1,091
AXA 2000 MANAGED VOLATILITY..........................  1.70%          B          $12.73         30
AXA 2000 MANAGED VOLATILITY..........................  1.70%          B          $17.96         69

AXA AGGRESSIVE ALLOCATION............................  1.30%          A          $15.23        835
AXA AGGRESSIVE ALLOCATION............................  1.55%          A          $15.03        255
AXA AGGRESSIVE ALLOCATION............................  1.65%          A          $14.96        241
AXA AGGRESSIVE ALLOCATION............................  1.70%          A          $14.92         17
AXA AGGRESSIVE ALLOCATION............................  1.20%          B          $10.66         57
AXA AGGRESSIVE ALLOCATION............................  1.25%          B          $10.65         37

AXA AGGRESSIVE STRATEGY..............................  1.30%          B          $13.39     78,119
AXA AGGRESSIVE STRATEGY..............................  1.55%          B          $13.30      2,300
AXA AGGRESSIVE STRATEGY..............................  1.65%          B          $13.26     13,125
AXA AGGRESSIVE STRATEGY..............................  1.70%          B          $13.24     25,298

AXA BALANCED STRATEGY................................  0.65%          B          $12.29         --
AXA BALANCED STRATEGY................................  1.30%          B          $13.08     91,852
AXA BALANCED STRATEGY................................  1.30%          B          $14.61     20,568
AXA BALANCED STRATEGY................................  1.55%          B          $12.91      9,199
AXA BALANCED STRATEGY................................  1.55%          B          $14.40      2,659
AXA BALANCED STRATEGY................................  1.65%          B          $12.84     22,803
AXA BALANCED STRATEGY................................  1.65%          B          $14.32      5,594
AXA BALANCED STRATEGY................................  1.70%          B          $12.81     14,966
AXA BALANCED STRATEGY................................  1.70%          B          $14.28        890

AXA CONSERVATIVE GROWTH STRATEGY.....................  0.65%          B          $11.79          7
AXA CONSERVATIVE GROWTH STRATEGY.....................  1.30%          B          $12.47     48,006
AXA CONSERVATIVE GROWTH STRATEGY.....................  1.30%          B          $13.82      8,046
AXA CONSERVATIVE GROWTH STRATEGY.....................  1.55%          B          $12.31      5,781
AXA CONSERVATIVE GROWTH STRATEGY.....................  1.55%          B          $13.62      1,378

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                   UNITS
                                            CONTRACT                            OUTSTANDING
                                            CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                            -------- --------------- ---------- -----------
AXA CONSERVATIVE GROWTH STRATEGY...........  1.65%          B          $12.25     11,360
AXA CONSERVATIVE GROWTH STRATEGY...........  1.65%          B          $13.55      2,331
AXA CONSERVATIVE GROWTH STRATEGY...........  1.70%          B          $12.21      6,059
AXA CONSERVATIVE GROWTH STRATEGY...........  1.70%          B          $13.51        503

AXA CONSERVATIVE STRATEGY..................  0.65%          B          $10.83         --
AXA CONSERVATIVE STRATEGY..................  1.30%          B          $11.31     29,801
AXA CONSERVATIVE STRATEGY..................  1.30%          B          $12.06      5,505
AXA CONSERVATIVE STRATEGY..................  1.55%          B          $11.16      4,049
AXA CONSERVATIVE STRATEGY..................  1.55%          B          $11.89        807
AXA CONSERVATIVE STRATEGY..................  1.65%          B          $11.10      6,967
AXA CONSERVATIVE STRATEGY..................  1.65%          B          $11.82      1,661
AXA CONSERVATIVE STRATEGY..................  1.70%          B          $11.07      3,631
AXA CONSERVATIVE STRATEGY..................  1.70%          B          $11.79        359

AXA GLOBAL EQUITY MANAGED VOLATILITY.......  1.30%          A          $13.39        377
AXA GLOBAL EQUITY MANAGED VOLATILITY.......  1.55%          A          $13.21         47
AXA GLOBAL EQUITY MANAGED VOLATILITY.......  1.65%          A          $13.14        111
AXA GLOBAL EQUITY MANAGED VOLATILITY.......  1.70%          A          $13.11         27
AXA GLOBAL EQUITY MANAGED VOLATILITY.......  1.30%          B          $28.40        128
AXA GLOBAL EQUITY MANAGED VOLATILITY.......  1.55%          B          $20.76         94
AXA GLOBAL EQUITY MANAGED VOLATILITY.......  1.65%          B          $27.37         51
AXA GLOBAL EQUITY MANAGED VOLATILITY.......  1.70%          B          $20.22         21

AXA GROWTH STRATEGY........................  0.65%          B          $13.34          5
AXA GROWTH STRATEGY........................  1.30%          B          $14.35     91,406
AXA GROWTH STRATEGY........................  1.30%          B          $16.61     19,691
AXA GROWTH STRATEGY........................  1.55%          B          $14.16      3,580
AXA GROWTH STRATEGY........................  1.55%          B          $16.37      2,249
AXA GROWTH STRATEGY........................  1.65%          B          $14.09     15,228
AXA GROWTH STRATEGY........................  1.65%          B          $16.28      8,845
AXA GROWTH STRATEGY........................  1.70%          B          $14.05     22,820
AXA GROWTH STRATEGY........................  1.70%          B          $16.23      2,009

AXA INTERNATIONAL CORE MANAGED VOLATILITY..  1.30%          A          $11.02        263
AXA INTERNATIONAL CORE MANAGED VOLATILITY..  1.55%          A          $10.88         16
AXA INTERNATIONAL CORE MANAGED VOLATILITY..  1.65%          A          $10.82         80
AXA INTERNATIONAL CORE MANAGED VOLATILITY..  1.70%          A          $10.79         29
AXA INTERNATIONAL CORE MANAGED VOLATILITY..  1.30%          B          $15.33        243
AXA INTERNATIONAL CORE MANAGED VOLATILITY..  1.55%          B          $12.62        122
AXA INTERNATIONAL CORE MANAGED VOLATILITY..  1.65%          B          $14.76        137
AXA INTERNATIONAL CORE MANAGED VOLATILITY..  1.70%          B          $12.32         43

AXA INTERNATIONAL MANAGED VOLATILITY.......  0.65%          B          $10.59          2
AXA INTERNATIONAL MANAGED VOLATILITY.......  1.30%          B          $10.70         80
AXA INTERNATIONAL MANAGED VOLATILITY.......  1.30%          B          $10.87      5,585
AXA INTERNATIONAL MANAGED VOLATILITY.......  1.55%          B          $10.73      2,311
AXA INTERNATIONAL MANAGED VOLATILITY.......  1.65%          B          $10.63        125
AXA INTERNATIONAL MANAGED VOLATILITY.......  1.65%          B          $10.68      2,746
AXA INTERNATIONAL MANAGED VOLATILITY.......  1.70%          B          $10.62         97
AXA INTERNATIONAL MANAGED VOLATILITY.......  1.70%          B          $10.65        148

AXA INTERNATIONAL VALUE MANAGED VOLATILITY.  1.30%          A          $10.81        247
AXA INTERNATIONAL VALUE MANAGED VOLATILITY.  1.55%          A          $10.67         42
AXA INTERNATIONAL VALUE MANAGED VOLATILITY.  1.65%          A          $10.62         77

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                   UNITS
                                            CONTRACT                            OUTSTANDING
                                            CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                            -------- --------------- ---------- -----------
AXA INTERNATIONAL VALUE MANAGED VOLATILITY.  1.70%          A          $10.59           9

AXA LARGE CAP CORE MANAGED VOLATILITY......  1.30%          B          $18.72         183
AXA LARGE CAP CORE MANAGED VOLATILITY......  1.55%          B          $13.95         143
AXA LARGE CAP CORE MANAGED VOLATILITY......  1.65%          B          $18.03         105
AXA LARGE CAP CORE MANAGED VOLATILITY......  1.70%          B          $13.62          33

AXA LARGE CAP GROWTH MANAGED VOLATILITY....  1.30%          A          $18.21         185
AXA LARGE CAP GROWTH MANAGED VOLATILITY....  1.55%          A          $17.98          10
AXA LARGE CAP GROWTH MANAGED VOLATILITY....  1.65%          A          $17.88          61
AXA LARGE CAP GROWTH MANAGED VOLATILITY....  1.70%          A          $17.84          33
AXA LARGE CAP GROWTH MANAGED VOLATILITY....  1.30%          B          $21.26         267
AXA LARGE CAP GROWTH MANAGED VOLATILITY....  1.55%          B          $23.72         202
AXA LARGE CAP GROWTH MANAGED VOLATILITY....  1.65%          B          $20.49         173
AXA LARGE CAP GROWTH MANAGED VOLATILITY....  1.70%          B          $23.09          78

AXA LARGE CAP VALUE MANAGED VOLATILITY.....  1.30%          A          $17.75         240
AXA LARGE CAP VALUE MANAGED VOLATILITY.....  1.55%          A          $17.52          32
AXA LARGE CAP VALUE MANAGED VOLATILITY.....  1.65%          A          $17.43          53
AXA LARGE CAP VALUE MANAGED VOLATILITY.....  1.70%          A          $17.39          24
AXA LARGE CAP VALUE MANAGED VOLATILITY.....  1.30%          B          $16.47         326
AXA LARGE CAP VALUE MANAGED VOLATILITY.....  1.55%          B          $18.67         116
AXA LARGE CAP VALUE MANAGED VOLATILITY.....  1.65%          B          $15.87         296
AXA LARGE CAP VALUE MANAGED VOLATILITY.....  1.70%          B          $18.19          67

AXA MID CAP VALUE MANAGED VOLATILITY.......  1.30%          A          $19.19         100
AXA MID CAP VALUE MANAGED VOLATILITY.......  1.55%          A          $18.94          15
AXA MID CAP VALUE MANAGED VOLATILITY.......  1.65%          A          $18.84          42
AXA MID CAP VALUE MANAGED VOLATILITY.......  1.70%          A          $18.79          15
AXA MID CAP VALUE MANAGED VOLATILITY.......  1.30%          B          $22.08         142
AXA MID CAP VALUE MANAGED VOLATILITY.......  1.55%          B          $23.82          52
AXA MID CAP VALUE MANAGED VOLATILITY.......  1.65%          B          $21.29         103
AXA MID CAP VALUE MANAGED VOLATILITY.......  1.70%          B          $23.19          25

AXA MODERATE ALLOCATION....................  1.30%          A          $12.93       4,693
AXA MODERATE ALLOCATION....................  1.55%          A          $12.76         469
AXA MODERATE ALLOCATION....................  1.65%          A          $12.70         758
AXA MODERATE ALLOCATION....................  1.70%          A          $12.66         480
AXA MODERATE ALLOCATION....................  1.20%          B          $10.30         103
AXA MODERATE ALLOCATION....................  1.25%          B          $10.30         540

AXA MODERATE GROWTH STRATEGY...............  0.65%          B          $12.81          15
AXA MODERATE GROWTH STRATEGY...............  1.30%          B          $13.71     202,854
AXA MODERATE GROWTH STRATEGY...............  1.30%          B          $15.87      24,682
AXA MODERATE GROWTH STRATEGY...............  1.55%          B          $13.53      31,930
AXA MODERATE GROWTH STRATEGY...............  1.55%          B          $15.65       3,742
AXA MODERATE GROWTH STRATEGY...............  1.65%          B          $13.46      58,408
AXA MODERATE GROWTH STRATEGY...............  1.65%          B          $15.56       8,617
AXA MODERATE GROWTH STRATEGY...............  1.70%          B          $13.42      25,325
AXA MODERATE GROWTH STRATEGY...............  1.70%          B          $15.51       2,048

AXA MODERATE-PLUS ALLOCATION...............  1.30%          A          $14.06       2,195
AXA MODERATE-PLUS ALLOCATION...............  1.55%          A          $13.88         331
AXA MODERATE-PLUS ALLOCATION...............  1.65%          A          $13.81         336
AXA MODERATE-PLUS ALLOCATION...............  1.70%          A          $13.77          80
AXA MODERATE-PLUS ALLOCATION...............  1.20%          B          $10.47         154

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                             UNITS
                                                      CONTRACT                            OUTSTANDING
                                                      CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                                      -------- --------------- ---------- -----------
AXA MODERATE-PLUS ALLOCATION.........................  1.25%          B          $10.46       440

AXA SMARTBETA EQUITY.................................  1.20%          B          $10.86        18
AXA SMARTBETA EQUITY.................................  1.25%          B          $10.85        12

AXA ULTRA CONSERVATIVE STRATEGY......................  1.30%          B          $10.23       155
AXA ULTRA CONSERVATIVE STRATEGY......................  1.55%          B          $10.14         7
AXA ULTRA CONSERVATIVE STRATEGY......................  1.65%          B          $10.11        33
AXA ULTRA CONSERVATIVE STRATEGY......................  1.70%          B          $10.09        61

AXA/FRANKLIN BALANCED MANAGED VOLATILITY.............  1.30%          A          $14.60       191
AXA/FRANKLIN BALANCED MANAGED VOLATILITY.............  1.55%          A          $14.41        23
AXA/FRANKLIN BALANCED MANAGED VOLATILITY.............  1.65%          A          $14.34        43
AXA/FRANKLIN BALANCED MANAGED VOLATILITY.............  1.70%          A          $14.30        11
AXA/FRANKLIN BALANCED MANAGED VOLATILITY.............  1.30%          B          $12.87       220
AXA/FRANKLIN BALANCED MANAGED VOLATILITY.............  1.55%          B          $12.60        76
AXA/FRANKLIN BALANCED MANAGED VOLATILITY.............  1.65%          B          $12.49       137
AXA/FRANKLIN BALANCED MANAGED VOLATILITY.............  1.70%          B          $12.44        12

AXA/FRANKLIN SMALL CAP VALUE MANAGED VOLATILITY......  1.30%          A          $18.24       109
AXA/FRANKLIN SMALL CAP VALUE MANAGED VOLATILITY......  1.55%          A          $18.00        19
AXA/FRANKLIN SMALL CAP VALUE MANAGED VOLATILITY......  1.65%          A          $17.91        40
AXA/FRANKLIN SMALL CAP VALUE MANAGED VOLATILITY......  1.70%          A          $17.86         3
AXA/FRANKLIN SMALL CAP VALUE MANAGED VOLATILITY......  1.30%          B          $13.94       218
AXA/FRANKLIN SMALL CAP VALUE MANAGED VOLATILITY......  1.55%          B          $13.64        70
AXA/FRANKLIN SMALL CAP VALUE MANAGED VOLATILITY......  1.65%          B          $13.53       256
AXA/FRANKLIN SMALL CAP VALUE MANAGED VOLATILITY......  1.70%          B          $13.47        59

AXA/FRANKLIN TEMPLETON ALLOCATION MANAGED VOLATILITY.  1.30%          A          $15.16       242
AXA/FRANKLIN TEMPLETON ALLOCATION MANAGED VOLATILITY.  1.55%          A          $14.96        21
AXA/FRANKLIN TEMPLETON ALLOCATION MANAGED VOLATILITY.  1.65%          A          $14.88       107
AXA/FRANKLIN TEMPLETON ALLOCATION MANAGED VOLATILITY.  1.70%          A          $14.84        61
AXA/FRANKLIN TEMPLETON ALLOCATION MANAGED VOLATILITY.  1.30%          B          $11.08       261
AXA/FRANKLIN TEMPLETON ALLOCATION MANAGED VOLATILITY.  1.55%          B          $10.87        89
AXA/FRANKLIN TEMPLETON ALLOCATION MANAGED VOLATILITY.  1.65%          B          $10.79       137
AXA/FRANKLIN TEMPLETON ALLOCATION MANAGED VOLATILITY.  1.70%          B          $10.74        17

AXA/LOOMIS SAYLES GROWTH.............................  1.30%          A          $16.63       561
AXA/LOOMIS SAYLES GROWTH.............................  1.55%          A          $16.42        72
AXA/LOOMIS SAYLES GROWTH.............................  1.65%          A          $16.33       141
AXA/LOOMIS SAYLES GROWTH.............................  1.70%          A          $16.29        59
AXA/LOOMIS SAYLES GROWTH.............................  1.20%          B          $11.16        11
AXA/LOOMIS SAYLES GROWTH.............................  1.25%          B          $11.16        36
AXA/LOOMIS SAYLES GROWTH.............................  1.30%          B          $15.90        56
AXA/LOOMIS SAYLES GROWTH.............................  1.55%          B          $15.76        33
AXA/LOOMIS SAYLES GROWTH.............................  1.65%          B          $15.71        42
AXA/LOOMIS SAYLES GROWTH.............................  1.70%          B          $15.69         1

AXA/MUTUAL LARGE CAP EQUITY MANAGED VOLATILITY.......  1.30%          A          $16.70        41
AXA/MUTUAL LARGE CAP EQUITY MANAGED VOLATILITY.......  1.55%          A          $16.48         7
AXA/MUTUAL LARGE CAP EQUITY MANAGED VOLATILITY.......  1.65%          A          $16.39        26
AXA/MUTUAL LARGE CAP EQUITY MANAGED VOLATILITY.......  1.70%          A          $16.35         2
AXA/MUTUAL LARGE CAP EQUITY MANAGED VOLATILITY.......  1.30%          B          $13.15        98
AXA/MUTUAL LARGE CAP EQUITY MANAGED VOLATILITY.......  1.55%          B          $12.88        13
AXA/MUTUAL LARGE CAP EQUITY MANAGED VOLATILITY.......  1.65%          B          $12.77        73
AXA/MUTUAL LARGE CAP EQUITY MANAGED VOLATILITY.......  1.70%          B          $12.72        17

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                       UNITS
                                                CONTRACT                            OUTSTANDING
                                                CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                                -------- --------------- ---------- -----------

AXA/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY.  1.30%          A          $14.52        143
AXA/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY.  1.55%          A          $14.34         40
AXA/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY.  1.65%          A          $14.26         79
AXA/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY.  1.70%          A          $14.22          1
AXA/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY.  0.30%          B          $10.37         --
AXA/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY.  1.20%          B          $10.26         32
AXA/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY.  1.25%          B          $10.26         63
AXA/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY.  1.30%          B          $11.54        307
AXA/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY.  1.55%          B          $11.30        349
AXA/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY.  1.65%          B          $11.21        454
AXA/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY.  1.70%          B          $11.16         27

BLACKROCK GLOBAL ALLOCATION V.I. FUND..........  0.30%      CLASS III      $10.39          1
BLACKROCK GLOBAL ALLOCATION V.I. FUND..........  0.65%      CLASS III      $12.09         --
BLACKROCK GLOBAL ALLOCATION V.I. FUND..........  1.20%      CLASS III      $10.28        503
BLACKROCK GLOBAL ALLOCATION V.I. FUND..........  1.25%      CLASS III      $10.27        527
BLACKROCK GLOBAL ALLOCATION V.I. FUND..........  1.30%      CLASS III      $12.87      3,721
BLACKROCK GLOBAL ALLOCATION V.I. FUND..........  1.55%      CLASS III      $12.71        240
BLACKROCK GLOBAL ALLOCATION V.I. FUND..........  1.65%      CLASS III      $12.64      1,100
BLACKROCK GLOBAL ALLOCATION V.I. FUND..........  1.70%      CLASS III      $12.61        604

BLACKROCK GLOBAL OPPORTUNITIES V.I. FUND.......  0.30%      CLASS III      $ 9.98         11
BLACKROCK GLOBAL OPPORTUNITIES V.I. FUND.......  1.20%      CLASS III      $ 9.87         47
BLACKROCK GLOBAL OPPORTUNITIES V.I. FUND.......  1.25%      CLASS III      $ 9.86         86

BLACKROCK LARGE CAP GROWTH V.I. FUND...........  0.65%      CLASS III      $18.10         --
BLACKROCK LARGE CAP GROWTH V.I. FUND...........  1.30%      CLASS III      $19.80        900
BLACKROCK LARGE CAP GROWTH V.I. FUND...........  1.55%      CLASS III      $19.54         86
BLACKROCK LARGE CAP GROWTH V.I. FUND...........  1.65%      CLASS III      $19.44        157
BLACKROCK LARGE CAP GROWTH V.I. FUND...........  1.70%      CLASS III      $19.39        121

CHARTER/SM/ AGGRESSIVE GROWTH..................  1.20%          B          $10.16        211
CHARTER/SM/ AGGRESSIVE GROWTH..................  1.25%          B          $10.15         91

CHARTER/SM/ ALTERNATIVE 100 CONSERVATIVE PLUS..  1.20%          B          $ 9.93         67
CHARTER/SM/ ALTERNATIVE 100 CONSERVATIVE PLUS..  1.25%          B          $ 9.92        122

CHARTER/SM/ ALTERNATIVE 100 GROWTH.............  1.20%          B          $ 9.50        104
CHARTER/SM/ ALTERNATIVE 100 GROWTH.............  1.25%          B          $ 9.49         89

CHARTER/SM/ ALTERNATIVE 100 MODERATE...........  1.20%          B          $ 9.75        140
CHARTER/SM/ ALTERNATIVE 100 MODERATE...........  1.25%          B          $ 9.74        248

CHARTER/SM/ CONSERVATIVE.......................  1.20%          B          $10.08        344
CHARTER/SM/ CONSERVATIVE.......................  1.25%          B          $10.07        601

CHARTER/SM/ EQUITY.............................  1.20%          B          $10.45         34
CHARTER/SM/ EQUITY.............................  1.25%          B          $10.44         76

CHARTER/SM/ FIXED INCOME.......................  1.20%          B          $ 9.98         14
CHARTER/SM/ FIXED INCOME.......................  1.25%          B          $ 9.97         98

CHARTER/SM/ GROWTH.............................  1.20%          B          $10.17        572
CHARTER/SM/ GROWTH.............................  1.25%          B          $10.16        432

CHARTER/SM/ INCOME STRATEGIES..................  1.20%          B          $10.30        110
CHARTER/SM/ INCOME STRATEGIES..................  1.25%          B          $10.29        132

CHARTER/SM/ INTEREST RATE STRATEGIES...........  1.20%          B          $10.11        116
CHARTER/SM/ INTEREST RATE STRATEGIES...........  1.25%          B          $10.10        328

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                               UNITS
                                                        CONTRACT                            OUTSTANDING
                                                        CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                                        -------- --------------- ---------- -----------

CHARTER/SM/ INTERNATIONAL CONSERVATIVE.................  1.20%          B          $ 9.72         8
CHARTER/SM/ INTERNATIONAL CONSERVATIVE.................  1.25%          B          $ 9.71        37

CHARTER/SM/ INTERNATIONAL GROWTH.......................  1.20%          B          $ 9.82        40
CHARTER/SM/ INTERNATIONAL GROWTH.......................  1.25%          B          $ 9.82        19

CHARTER/SM/ INTERNATIONAL MODERATE.....................  1.20%          B          $ 9.75        50
CHARTER/SM/ INTERNATIONAL MODERATE.....................  1.25%          B          $ 9.74        34

CHARTER/SM/ MODERATE...................................  1.20%          B          $10.12       444
CHARTER/SM/ MODERATE...................................  1.25%          B          $10.11       903

CHARTER/SM/ MODERATE GROWTH............................  1.20%          B          $10.18       429
CHARTER/SM/ MODERATE GROWTH............................  1.25%          B          $10.17       421

CHARTER/SM/ MULTI-SECTOR BOND..........................  1.30%          B          $11.60       127
CHARTER/SM/ MULTI-SECTOR BOND..........................  1.55%          B          $28.52        12
CHARTER/SM/ MULTI-SECTOR BOND..........................  1.65%          B          $11.25        63
CHARTER/SM/ MULTI-SECTOR BOND..........................  1.70%          B          $27.33         7

CHARTER/SM/ REAL ASSETS................................  1.20%          B          $ 9.58        74
CHARTER/SM/ REAL ASSETS................................  1.25%          B          $ 9.58        17

CHARTER/SM/ SMALL CAP GROWTH...........................  0.30%          B          $10.27         9
CHARTER/SM/ SMALL CAP GROWTH...........................  1.20%          B          $10.16        16
CHARTER/SM/ SMALL CAP GROWTH...........................  1.25%          B          $10.16        21
CHARTER/SM/ SMALL CAP GROWTH...........................  1.30%          B          $ 6.38       421
CHARTER/SM/ SMALL CAP GROWTH...........................  1.55%          B          $10.63       186
CHARTER/SM/ SMALL CAP GROWTH...........................  1.65%          B          $10.46       208
CHARTER/SM/ SMALL CAP GROWTH...........................  1.70%          B          $10.38        31

CHARTER/SM/ SMALL CAP VALUE............................  1.20%          B          $ 9.81        17
CHARTER/SM/ SMALL CAP VALUE............................  1.25%          B          $ 9.80       124
CHARTER/SM/ SMALL CAP VALUE............................  1.30%          B          $17.06       242
CHARTER/SM/ SMALL CAP VALUE............................  1.55%          B          $21.62       117
CHARTER/SM/ SMALL CAP VALUE............................  1.65%          B          $16.44       179
CHARTER/SM/ SMALL CAP VALUE............................  1.70%          B          $21.07        52

CLEARBRIDGE VARIABLE AGGRESSIVE GROWTH PORTFOLIO.......  1.20%      CLASS II       $10.64       185
CLEARBRIDGE VARIABLE AGGRESSIVE GROWTH PORTFOLIO.......  1.25%      CLASS II       $10.63        85
CLEARBRIDGE VARIABLE AGGRESSIVE GROWTH PORTFOLIO.......  1.30%      CLASS II       $10.63       641
CLEARBRIDGE VARIABLE AGGRESSIVE GROWTH PORTFOLIO.......  1.65%      CLASS II       $10.61        27
CLEARBRIDGE VARIABLE AGGRESSIVE GROWTH PORTFOLIO.......  1.70%      CLASS II       $10.61       134

CLEARBRIDGE VARIABLE EQUITY INCOME PORTFOLIO...........  1.20%      CLASS II       $10.59        51
CLEARBRIDGE VARIABLE EQUITY INCOME PORTFOLIO...........  1.25%      CLASS II       $10.59        47
CLEARBRIDGE VARIABLE EQUITY INCOME PORTFOLIO...........  1.30%      CLASS II       $10.59       160
CLEARBRIDGE VARIABLE EQUITY INCOME PORTFOLIO...........  1.65%      CLASS II       $10.57         2
CLEARBRIDGE VARIABLE EQUITY INCOME PORTFOLIO...........  1.70%      CLASS II       $10.56        26

DELAWARE VIP(R) DIVERSIFIED INCOME SERIES..............  1.20%    SERVICE CLASS    $10.31       292
DELAWARE VIP(R) DIVERSIFIED INCOME SERIES..............  1.25%    SERVICE CLASS    $10.31       296

DELAWARE VIP(R) EMERGING MARKETS SERIES................  1.20%    SERVICE CLASS    $ 8.88        32
DELAWARE VIP(R) EMERGING MARKETS SERIES................  1.25%    SERVICE CLASS    $ 8.88        28

DELAWARE VIP(R) LIMITED-TERM DIVERSIFIED INCOME SERIES.  1.20%    SERVICE CLASS    $10.02        44
DELAWARE VIP(R) LIMITED-TERM DIVERSIFIED INCOME SERIES.  1.25%    SERVICE CLASS    $10.01       385

EATON VANCE VT FLOATING-RATE INCOME FUND...............  1.20%    INITIAL CLASS    $10.00       184
EATON VANCE VT FLOATING-RATE INCOME FUND...............  1.25%    INITIAL CLASS    $ 9.99       382

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                            UNITS
                                                     CONTRACT                            OUTSTANDING
                                                     CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                                     -------- --------------- ---------- -----------

EQ/ALLIANCEBERNSTEIN DYNAMIC WEALTH STRATEGIES......  0.65%          B          $12.30          --
EQ/ALLIANCEBERNSTEIN DYNAMIC WEALTH STRATEGIES......  1.20%          B          $10.53         214
EQ/ALLIANCEBERNSTEIN DYNAMIC WEALTH STRATEGIES......  1.25%          B          $10.52         155
EQ/ALLIANCEBERNSTEIN DYNAMIC WEALTH STRATEGIES......  1.30%          B          $11.45       2,698
EQ/ALLIANCEBERNSTEIN DYNAMIC WEALTH STRATEGIES......  1.30%          B          $12.00     103,758
EQ/ALLIANCEBERNSTEIN DYNAMIC WEALTH STRATEGIES......  1.55%          B          $11.88       9,160
EQ/ALLIANCEBERNSTEIN DYNAMIC WEALTH STRATEGIES......  1.65%          B          $11.37         480
EQ/ALLIANCEBERNSTEIN DYNAMIC WEALTH STRATEGIES......  1.65%          B          $11.83      29,589
EQ/ALLIANCEBERNSTEIN DYNAMIC WEALTH STRATEGIES......  1.70%          B          $11.36         714
EQ/ALLIANCEBERNSTEIN DYNAMIC WEALTH STRATEGIES......  1.70%          B          $11.81      23,726

EQ/ALLIANCEBERNSTEIN SHORT DURATION GOVERNMENT BOND.  1.20%          B          $ 9.80          11
EQ/ALLIANCEBERNSTEIN SHORT DURATION GOVERNMENT BOND.  1.25%          B          $ 9.79          46

EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH...............  0.65%          A          $17.29           1
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH...............  1.30%          A          $22.11         739
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH...............  1.55%          A          $21.83          82
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH...............  1.65%          A          $21.71         203
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH...............  1.70%          A          $21.66         162
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH...............  1.20%          B          $10.58          98
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH...............  1.25%          B          $10.58         119
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH...............  1.30%          B          $24.70         197
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH...............  1.55%          B          $30.17         121
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH...............  1.65%          B          $23.81         180
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH...............  1.70%          B          $29.37          26

EQ/BLACKROCK BASIC VALUE EQUITY.....................  0.65%          A          $17.01           2
EQ/BLACKROCK BASIC VALUE EQUITY.....................  1.30%          A          $18.22       3,867
EQ/BLACKROCK BASIC VALUE EQUITY.....................  1.55%          A          $17.99         368
EQ/BLACKROCK BASIC VALUE EQUITY.....................  1.65%          A          $17.89       1,091
EQ/BLACKROCK BASIC VALUE EQUITY.....................  1.70%          A          $17.85         616
EQ/BLACKROCK BASIC VALUE EQUITY.....................  1.20%          B          $11.31         272
EQ/BLACKROCK BASIC VALUE EQUITY.....................  1.25%          B          $11.30         343

EQ/BOSTON ADVISORS EQUITY INCOME....................  1.30%          A          $18.56         682
EQ/BOSTON ADVISORS EQUITY INCOME....................  1.55%          A          $18.32          64
EQ/BOSTON ADVISORS EQUITY INCOME....................  1.65%          A          $18.23         209
EQ/BOSTON ADVISORS EQUITY INCOME....................  1.70%          A          $18.18         102
EQ/BOSTON ADVISORS EQUITY INCOME....................  1.20%          B          $11.26          35
EQ/BOSTON ADVISORS EQUITY INCOME....................  1.25%          B          $11.25          60
EQ/BOSTON ADVISORS EQUITY INCOME....................  1.30%          B          $ 3.80         677
EQ/BOSTON ADVISORS EQUITY INCOME....................  1.55%          B          $ 8.95         169
EQ/BOSTON ADVISORS EQUITY INCOME....................  1.65%          B          $ 8.81         331
EQ/BOSTON ADVISORS EQUITY INCOME....................  1.70%          B          $ 8.73          31

EQ/CALVERT SOCIALLY RESPONSIBLE.....................  1.20%          B          $11.75           9
EQ/CALVERT SOCIALLY RESPONSIBLE.....................  1.25%          B          $11.74          20
EQ/CALVERT SOCIALLY RESPONSIBLE.....................  1.30%          B          $17.38          31
EQ/CALVERT SOCIALLY RESPONSIBLE.....................  1.55%          B          $12.70          22
EQ/CALVERT SOCIALLY RESPONSIBLE.....................  1.65%          B          $16.73          11
EQ/CALVERT SOCIALLY RESPONSIBLE.....................  1.70%          B          $12.41           2

EQ/CAPITAL GUARDIAN RESEARCH........................  1.30%          A          $20.19         274
EQ/CAPITAL GUARDIAN RESEARCH........................  1.55%          A          $19.93          34
EQ/CAPITAL GUARDIAN RESEARCH........................  1.65%          A          $19.83         115

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                          UNITS
                                   CONTRACT                            OUTSTANDING
                                   CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                   -------- --------------- ---------- -----------
EQ/CAPITAL GUARDIAN RESEARCH......  1.70%          A          $19.78        135
EQ/CAPITAL GUARDIAN RESEARCH......  1.30%          B          $20.29        102
EQ/CAPITAL GUARDIAN RESEARCH......  1.55%          B          $18.86         29
EQ/CAPITAL GUARDIAN RESEARCH......  1.65%          B          $19.53         96
EQ/CAPITAL GUARDIAN RESEARCH......  1.70%          B          $18.41         27

EQ/COMMON STOCK INDEX.............  1.30%          A          $19.43        630
EQ/COMMON STOCK INDEX.............  1.55%          A          $19.17         64
EQ/COMMON STOCK INDEX.............  1.65%          A          $19.07        128
EQ/COMMON STOCK INDEX.............  1.70%          A          $19.03        107
EQ/COMMON STOCK INDEX.............  1.20%          B          $11.54        108
EQ/COMMON STOCK INDEX.............  1.25%          B          $11.53         69

EQ/CONVERTIBLE SECURITIES.........  1.20%          B          $11.00         27
EQ/CONVERTIBLE SECURITIES.........  1.25%          B          $10.99        201

EQ/CORE BOND INDEX................  0.65%          B          $10.36         13
EQ/CORE BOND INDEX................  1.20%          B          $10.02         95
EQ/CORE BOND INDEX................  1.25%          B          $10.01        126
EQ/CORE BOND INDEX................  1.30%          B          $10.70     14,262
EQ/CORE BOND INDEX................  1.30%          B          $10.85      1,432
EQ/CORE BOND INDEX................  1.55%          B          $10.57      5,106
EQ/CORE BOND INDEX................  1.55%          B          $13.80        676
EQ/CORE BOND INDEX................  1.65%          B          $10.45      1,374
EQ/CORE BOND INDEX................  1.65%          B          $10.51      6,457
EQ/CORE BOND INDEX................  1.70%          B          $10.48        505
EQ/CORE BOND INDEX................  1.70%          B          $13.45        169

EQ/EMERGING MARKETS EQUITY PLUS...  1.20%          B          $ 9.28          4
EQ/EMERGING MARKETS EQUITY PLUS...  1.25%          B          $ 9.27         42
EQ/EMERGING MARKETS EQUITY PLUS...  1.30%          B          $ 8.92        135
EQ/EMERGING MARKETS EQUITY PLUS...  1.65%          B          $ 8.87         26
EQ/EMERGING MARKETS EQUITY PLUS...  1.70%          B          $ 8.86         76

EQ/ENERGY ETF.....................  1.20%          B          $ 8.40         42
EQ/ENERGY ETF.....................  1.25%          B          $ 8.40         41

EQ/EQUITY 500 INDEX...............  1.30%          A          $19.20      2,626
EQ/EQUITY 500 INDEX...............  1.55%          A          $18.96        318
EQ/EQUITY 500 INDEX...............  1.65%          A          $18.86        953
EQ/EQUITY 500 INDEX...............  1.70%          A          $18.81      1,173
EQ/EQUITY 500 INDEX...............  1.20%          B          $11.66        443
EQ/EQUITY 500 INDEX...............  1.25%          B          $11.65        654

EQ/GAMCO MERGERS AND ACQUISITIONS.  1.30%          A          $12.64        459
EQ/GAMCO MERGERS AND ACQUISITIONS.  1.55%          A          $12.48         42
EQ/GAMCO MERGERS AND ACQUISITIONS.  1.65%          A          $12.42        172
EQ/GAMCO MERGERS AND ACQUISITIONS.  1.70%          A          $12.38        154
EQ/GAMCO MERGERS AND ACQUISITIONS.  1.20%          B          $10.14         54
EQ/GAMCO MERGERS AND ACQUISITIONS.  1.25%          B          $10.14         92

EQ/GAMCO SMALL COMPANY VALUE......  0.65%          A          $16.95         --
EQ/GAMCO SMALL COMPANY VALUE......  1.30%          A          $21.56      4,915
EQ/GAMCO SMALL COMPANY VALUE......  1.55%          A          $21.28        604
EQ/GAMCO SMALL COMPANY VALUE......  1.65%          A          $21.17      1,451
EQ/GAMCO SMALL COMPANY VALUE......  1.70%          A          $21.11        839
EQ/GAMCO SMALL COMPANY VALUE......  1.20%          B          $10.70        434

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                        UNITS
                                 CONTRACT                            OUTSTANDING
                                 CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                 -------- --------------- ---------- -----------
EQ/GAMCO SMALL COMPANY VALUE....  1.25%          B          $10.70        518

EQ/GLOBAL BOND PLUS.............  0.65%          A          $10.06          1
EQ/GLOBAL BOND PLUS.............  1.30%          A          $10.50        395
EQ/GLOBAL BOND PLUS.............  1.55%          A          $10.36         49
EQ/GLOBAL BOND PLUS.............  1.65%          A          $10.31        112
EQ/GLOBAL BOND PLUS.............  1.70%          A          $10.28         64
EQ/GLOBAL BOND PLUS.............  1.30%          B          $12.04        170
EQ/GLOBAL BOND PLUS.............  1.55%          B          $11.77        143
EQ/GLOBAL BOND PLUS.............  1.65%          B          $11.66        123
EQ/GLOBAL BOND PLUS.............  1.70%          B          $11.60          9

EQ/HIGH YIELD BOND..............  1.20%          B          $10.14         63
EQ/HIGH YIELD BOND..............  1.25%          B          $10.13         42
EQ/HIGH YIELD BOND..............  1.30%          B          $10.59        308
EQ/HIGH YIELD BOND..............  1.55%          B          $10.15          1
EQ/HIGH YIELD BOND..............  1.65%          B          $10.52         43
EQ/HIGH YIELD BOND..............  1.70%          B          $10.51         76

EQ/INTERMEDIATE GOVERNMENT BOND.  0.65%          B          $10.07          1
EQ/INTERMEDIATE GOVERNMENT BOND.  1.20%          B          $ 9.94         20
EQ/INTERMEDIATE GOVERNMENT BOND.  1.25%          B          $ 9.93         14
EQ/INTERMEDIATE GOVERNMENT BOND.  1.30%          B          $10.25      6,321
EQ/INTERMEDIATE GOVERNMENT BOND.  1.30%          B          $11.07        717
EQ/INTERMEDIATE GOVERNMENT BOND.  1.55%          B          $10.12      2,208
EQ/INTERMEDIATE GOVERNMENT BOND.  1.55%          B          $19.39        219
EQ/INTERMEDIATE GOVERNMENT BOND.  1.65%          B          $10.07      2,521
EQ/INTERMEDIATE GOVERNMENT BOND.  1.65%          B          $10.71        263
EQ/INTERMEDIATE GOVERNMENT BOND.  1.70%          B          $10.04        227
EQ/INTERMEDIATE GOVERNMENT BOND.  1.70%          B          $18.70         27

EQ/INTERNATIONAL EQUITY INDEX...  0.65%          A          $11.05         --
EQ/INTERNATIONAL EQUITY INDEX...  1.30%          A          $11.43        614
EQ/INTERNATIONAL EQUITY INDEX...  1.55%          A          $11.29         67
EQ/INTERNATIONAL EQUITY INDEX...  1.65%          A          $11.23        171
EQ/INTERNATIONAL EQUITY INDEX...  1.70%          A          $11.20        510
EQ/INTERNATIONAL EQUITY INDEX...  1.20%          B          $ 9.31        157
EQ/INTERNATIONAL EQUITY INDEX...  1.25%          B          $ 9.30        343

EQ/INTERNATIONAL ETF............  1.30%          A          $11.61        239
EQ/INTERNATIONAL ETF............  1.55%          A          $11.46         24
EQ/INTERNATIONAL ETF............  1.65%          A          $11.40         76
EQ/INTERNATIONAL ETF............  1.70%          A          $11.38         15

EQ/INVESCO COMSTOCK.............  0.65%          A          $17.23         --
EQ/INVESCO COMSTOCK.............  1.30%          A          $18.91        827
EQ/INVESCO COMSTOCK.............  1.55%          A          $18.67         88
EQ/INVESCO COMSTOCK.............  1.65%          A          $18.57        357
EQ/INVESCO COMSTOCK.............  1.70%          A          $18.52        112
EQ/INVESCO COMSTOCK.............  1.30%          B          $16.68        280
EQ/INVESCO COMSTOCK.............  1.55%          B          $16.28         75
EQ/INVESCO COMSTOCK.............  1.65%          B          $16.12        204
EQ/INVESCO COMSTOCK.............  1.70%          B          $16.04         53

EQ/JPMORGAN VALUE OPPORTUNITIES.  0.65%          A          $17.41         --
EQ/JPMORGAN VALUE OPPORTUNITIES.  1.30%          A          $18.54        238

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                        UNITS
                                 CONTRACT                            OUTSTANDING
                                 CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                 -------- --------------- ---------- -----------
EQ/JPMORGAN VALUE OPPORTUNITIES.  1.55%          A          $18.30         61
EQ/JPMORGAN VALUE OPPORTUNITIES.  1.65%          A          $18.20         49
EQ/JPMORGAN VALUE OPPORTUNITIES.  1.70%          A          $18.16         17
EQ/JPMORGAN VALUE OPPORTUNITIES.  1.30%          B          $19.85         69
EQ/JPMORGAN VALUE OPPORTUNITIES.  1.55%          B          $21.00         32
EQ/JPMORGAN VALUE OPPORTUNITIES.  1.65%          B          $19.13         42
EQ/JPMORGAN VALUE OPPORTUNITIES.  1.70%          B          $20.44         13

EQ/LARGE CAP GROWTH INDEX.......  1.30%          A          $19.80        654
EQ/LARGE CAP GROWTH INDEX.......  1.55%          A          $19.55         87
EQ/LARGE CAP GROWTH INDEX.......  1.65%          A          $19.45        126
EQ/LARGE CAP GROWTH INDEX.......  1.70%          A          $19.39        126
EQ/LARGE CAP GROWTH INDEX.......  1.20%          B          $11.60         70
EQ/LARGE CAP GROWTH INDEX.......  1.25%          B          $11.59        208

EQ/LARGE CAP VALUE INDEX........  1.30%          A          $19.03        445
EQ/LARGE CAP VALUE INDEX........  1.55%          A          $18.79         42
EQ/LARGE CAP VALUE INDEX........  1.65%          A          $18.69         85
EQ/LARGE CAP VALUE INDEX........  1.70%          A          $18.64        338
EQ/LARGE CAP VALUE INDEX........  1.20%          B          $11.58         78
EQ/LARGE CAP VALUE INDEX........  1.25%          B          $11.58         73

EQ/LOW VOLATILITY GLOBAL ETF....  1.20%          B          $10.66         38
EQ/LOW VOLATILITY GLOBAL ETF....  1.25%          B          $10.65         37

EQ/MFS INTERNATIONAL GROWTH.....  1.30%          A          $12.71        797
EQ/MFS INTERNATIONAL GROWTH.....  1.55%          A          $12.55         77
EQ/MFS INTERNATIONAL GROWTH.....  1.65%          A          $12.48        311
EQ/MFS INTERNATIONAL GROWTH.....  1.70%          A          $12.45        170
EQ/MFS INTERNATIONAL GROWTH.....  1.20%          B          $ 9.40         77
EQ/MFS INTERNATIONAL GROWTH.....  1.25%          B          $ 9.39         82
EQ/MFS INTERNATIONAL GROWTH.....  1.30%          B          $ 7.20        337
EQ/MFS INTERNATIONAL GROWTH.....  1.55%          B          $15.83        125
EQ/MFS INTERNATIONAL GROWTH.....  1.65%          B          $15.68        157
EQ/MFS INTERNATIONAL GROWTH.....  1.70%          B          $15.60         31

EQ/MID CAP INDEX................  1.30%          A          $20.54        873
EQ/MID CAP INDEX................  1.55%          A          $20.27         88
EQ/MID CAP INDEX................  1.65%          A          $20.17        325
EQ/MID CAP INDEX................  1.70%          A          $20.11        386
EQ/MID CAP INDEX................  1.20%          B          $11.12        173
EQ/MID CAP INDEX................  1.25%          B          $11.11        386

EQ/MONEY MARKET.................  0.65%          A          $ 9.73          5
EQ/MONEY MARKET.................  1.30%          A          $ 9.36      2,305
EQ/MONEY MARKET.................  1.55%          A          $ 9.24        498
EQ/MONEY MARKET.................  1.65%          A          $ 9.19        757
EQ/MONEY MARKET.................  1.65%          A          $ 9.69      1,695
EQ/MONEY MARKET.................  1.70%          A          $ 9.17        577
EQ/MONEY MARKET.................  0.30%          B          $ 9.96          7
EQ/MONEY MARKET.................  1.20%          B          $ 9.86      1,730
EQ/MONEY MARKET.................  1.25%          B          $ 9.85      2,570
EQ/MONEY MARKET.................  1.30%          B          $ 9.86        629
EQ/MONEY MARKET.................  1.55%          B          $26.35         99
EQ/MONEY MARKET.................  1.65%          B          $ 9.59        469

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                         UNITS
                                  CONTRACT                            OUTSTANDING
                                  CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                  -------- --------------- ---------- -----------
EQ/MONEY MARKET..................  1.65%          B          $ 9.69        299
EQ/MONEY MARKET..................  1.70%          B          $25.04         76

EQ/MORGAN STANLEY MID CAP GROWTH.  0.65%          A          $14.09          1
EQ/MORGAN STANLEY MID CAP GROWTH.  1.30%          A          $17.56      1,315
EQ/MORGAN STANLEY MID CAP GROWTH.  1.55%          A          $17.33        253
EQ/MORGAN STANLEY MID CAP GROWTH.  1.65%          A          $17.24        449
EQ/MORGAN STANLEY MID CAP GROWTH.  1.70%          A          $17.20        175
EQ/MORGAN STANLEY MID CAP GROWTH.  1.20%          B          $10.46         90
EQ/MORGAN STANLEY MID CAP GROWTH.  1.25%          B          $10.45         93
EQ/MORGAN STANLEY MID CAP GROWTH.  1.30%          B          $22.24        210
EQ/MORGAN STANLEY MID CAP GROWTH.  1.55%          B          $21.70        171
EQ/MORGAN STANLEY MID CAP GROWTH.  1.65%          B          $21.49        170
EQ/MORGAN STANLEY MID CAP GROWTH.  1.70%          B          $21.38         36

EQ/NATURAL RESOURCES PLUS........  1.20%          B          $ 8.65         21
EQ/NATURAL RESOURCES PLUS........  1.25%          B          $ 8.65         28
EQ/NATURAL RESOURCES PLUS........  1.30%          B          $ 8.89         85
EQ/NATURAL RESOURCES PLUS........  1.55%          B          $ 9.08          1
EQ/NATURAL RESOURCES PLUS........  1.65%          B          $ 8.84          9
EQ/NATURAL RESOURCES PLUS........  1.70%          B          $ 8.83         13

EQ/OPPENHEIMER GLOBAL............  1.30%          A          $15.62      1,226
EQ/OPPENHEIMER GLOBAL............  1.55%          A          $15.42        105
EQ/OPPENHEIMER GLOBAL............  1.65%          A          $15.34        440
EQ/OPPENHEIMER GLOBAL............  1.70%          A          $15.30        284
EQ/OPPENHEIMER GLOBAL............  0.30%          B          $10.50         --
EQ/OPPENHEIMER GLOBAL............  1.20%          B          $10.39         68
EQ/OPPENHEIMER GLOBAL............  1.25%          B          $10.38         91
EQ/OPPENHEIMER GLOBAL............  1.30%          B          $14.14        216
EQ/OPPENHEIMER GLOBAL............  1.55%          B          $13.84         68
EQ/OPPENHEIMER GLOBAL............  1.65%          B          $13.72        131
EQ/OPPENHEIMER GLOBAL............  1.70%          B          $13.67         59

EQ/PIMCO GLOBAL REAL RETURN......  1.20%          B          $10.31         59
EQ/PIMCO GLOBAL REAL RETURN......  1.25%          B          $10.31         60
EQ/PIMCO GLOBAL REAL RETURN......  1.30%          B          $ 9.95        236
EQ/PIMCO GLOBAL REAL RETURN......  1.55%          B          $ 9.62          5
EQ/PIMCO GLOBAL REAL RETURN......  1.65%          B          $ 9.89         32
EQ/PIMCO GLOBAL REAL RETURN......  1.70%          B          $ 9.88         63

EQ/PIMCO ULTRA SHORT BOND........  1.30%          A          $ 9.60      1,378
EQ/PIMCO ULTRA SHORT BOND........  1.55%          A          $ 9.47        152
EQ/PIMCO ULTRA SHORT BOND........  1.65%          A          $ 9.42        416
EQ/PIMCO ULTRA SHORT BOND........  1.70%          A          $ 9.40        394
EQ/PIMCO ULTRA SHORT BOND........  1.20%          B          $ 9.84         88
EQ/PIMCO ULTRA SHORT BOND........  1.25%          B          $ 9.84        108
EQ/PIMCO ULTRA SHORT BOND........  1.30%          B          $ 9.13        105
EQ/PIMCO ULTRA SHORT BOND........  1.55%          B          $10.21         19
EQ/PIMCO ULTRA SHORT BOND........  1.65%          B          $10.11         60
EQ/PIMCO ULTRA SHORT BOND........  1.70%          B          $10.06          9

EQ/QUALITY BOND PLUS.............  1.30%          B          $11.11      1,058
EQ/QUALITY BOND PLUS.............  1.55%          B          $16.19        352
EQ/QUALITY BOND PLUS.............  1.65%          B          $10.73        574

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                        UNITS
                                                 CONTRACT                            OUTSTANDING
                                                 CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                                 -------- --------------- ---------- -----------
EQ/QUALITY BOND PLUS............................  1.70%          B          $15.67         93

EQ/REAL ESTATE PLUS.............................  0.65%          B          $10.22          1
EQ/REAL ESTATE PLUS.............................  1.20%          B          $10.90         27
EQ/REAL ESTATE PLUS.............................  1.25%          B          $10.89         79
EQ/REAL ESTATE PLUS.............................  1.30%          B          $11.15        271
EQ/REAL ESTATE PLUS.............................  1.55%          B          $10.07          5
EQ/REAL ESTATE PLUS.............................  1.65%          B          $11.07         58
EQ/REAL ESTATE PLUS.............................  1.70%          B          $11.06         81

EQ/SMALL COMPANY INDEX..........................  1.30%          A          $20.38        577
EQ/SMALL COMPANY INDEX..........................  1.55%          A          $20.11         59
EQ/SMALL COMPANY INDEX..........................  1.65%          A          $20.01        291
EQ/SMALL COMPANY INDEX..........................  1.70%          A          $19.96        235
EQ/SMALL COMPANY INDEX..........................  1.20%          B          $10.74         80
EQ/SMALL COMPANY INDEX..........................  1.25%          B          $10.73        169

EQ/T. ROWE PRICE GROWTH STOCK...................  0.65%          A          $17.41         --
EQ/T. ROWE PRICE GROWTH STOCK...................  1.30%          A          $19.82      2,063
EQ/T. ROWE PRICE GROWTH STOCK...................  1.55%          A          $19.56        177
EQ/T. ROWE PRICE GROWTH STOCK...................  1.65%          A          $19.46        659
EQ/T. ROWE PRICE GROWTH STOCK...................  1.70%          A          $19.41        489
EQ/T. ROWE PRICE GROWTH STOCK...................  1.20%          B          $11.23        243
EQ/T. ROWE PRICE GROWTH STOCK...................  1.25%          B          $11.23        291
EQ/T. ROWE PRICE GROWTH STOCK...................  1.30%          B          $10.32        545
EQ/T. ROWE PRICE GROWTH STOCK...................  1.55%          B          $25.23        168
EQ/T. ROWE PRICE GROWTH STOCK...................  1.65%          B          $24.56        145
EQ/T. ROWE PRICE GROWTH STOCK...................  1.70%          B          $24.23         23

EQ/UBS GROWTH & INCOME..........................  1.30%          B          $ 3.43        462
EQ/UBS GROWTH & INCOME..........................  1.55%          B          $ 8.39        295
EQ/UBS GROWTH & INCOME..........................  1.65%          B          $ 8.25        174
EQ/UBS GROWTH & INCOME..........................  1.70%          B          $ 8.18         29

EQ/WELLS FARGO OMEGA GROWTH.....................  1.30%          B          $14.50      3,541
EQ/WELLS FARGO OMEGA GROWTH.....................  1.30%          B          $23.63        240
EQ/WELLS FARGO OMEGA GROWTH.....................  1.55%          B          $14.36        432
EQ/WELLS FARGO OMEGA GROWTH.....................  1.55%          B          $16.81        170
EQ/WELLS FARGO OMEGA GROWTH.....................  1.65%          B          $14.30      1,101
EQ/WELLS FARGO OMEGA GROWTH.....................  1.65%          B          $22.75        237
EQ/WELLS FARGO OMEGA GROWTH.....................  1.70%          B          $14.27        638
EQ/WELLS FARGO OMEGA GROWTH.....................  1.70%          B          $16.41         44

FEDERATED HIGH INCOME BOND FUND II..............  0.30%    SERVICE CLASS    $10.29          4
FEDERATED HIGH INCOME BOND FUND II..............  1.20%    SERVICE CLASS    $10.18        167
FEDERATED HIGH INCOME BOND FUND II..............  1.25%    SERVICE CLASS    $10.18        352

FEDERATED KAUFMANN FUND II......................  1.20%    SERVICE CLASS    $11.42         38
FEDERATED KAUFMANN FUND II......................  1.25%    SERVICE CLASS    $11.42         28

FIDELITY(R) VIP ASSET MANAGER: GROWTH PORTFOLIO.  1.30%   SERVICE CLASS 2   $15.48         31
FIDELITY(R) VIP ASSET MANAGER: GROWTH PORTFOLIO.  1.55%   SERVICE CLASS 2   $15.28         10
FIDELITY(R) VIP ASSET MANAGER: GROWTH PORTFOLIO.  1.65%   SERVICE CLASS 2   $15.20         17
FIDELITY(R) VIP ASSET MANAGER: GROWTH PORTFOLIO.  1.70%   SERVICE CLASS 2   $15.16          1

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO.........  0.30%   SERVICE CLASS 2   $11.66         12
FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO.........  0.65%   SERVICE CLASS 2   $16.75         11

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                           UNITS
                                                    CONTRACT                            OUTSTANDING
                                                    CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                                    -------- --------------- ---------- -----------
FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO............  1.20%   SERVICE CLASS 2   $11.54        265
FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO............  1.25%   SERVICE CLASS 2   $11.53        314
FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO............  1.30%   SERVICE CLASS 2   $18.75      3,348
FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO............  1.55%   SERVICE CLASS 2   $18.51        297
FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO............  1.65%   SERVICE CLASS 2   $18.41      1,172
FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO............  1.70%   SERVICE CLASS 2   $18.37        573

FIDELITY(R) VIP FREEDOM 2015 PORTFOLIO.............  1.30%   SERVICE CLASS 2   $12.33         36
FIDELITY(R) VIP FREEDOM 2015 PORTFOLIO.............  1.55%   SERVICE CLASS 2   $12.21          7
FIDELITY(R) VIP FREEDOM 2015 PORTFOLIO.............  1.65%   SERVICE CLASS 2   $12.16         21
FIDELITY(R) VIP FREEDOM 2015 PORTFOLIO.............  1.70%   SERVICE CLASS 2   $12.14          3

FIDELITY(R) VIP FREEDOM 2020 PORTFOLIO.............  1.30%   SERVICE CLASS 2   $12.49         40
FIDELITY(R) VIP FREEDOM 2020 PORTFOLIO.............  1.55%   SERVICE CLASS 2   $12.37          4
FIDELITY(R) VIP FREEDOM 2020 PORTFOLIO.............  1.65%   SERVICE CLASS 2   $12.32         12

FIDELITY(R) VIP FREEDOM 2025 PORTFOLIO.............  1.30%   SERVICE CLASS 2   $12.95         61
FIDELITY(R) VIP FREEDOM 2025 PORTFOLIO.............  1.55%   SERVICE CLASS 2   $12.82         --
FIDELITY(R) VIP FREEDOM 2025 PORTFOLIO.............  1.65%   SERVICE CLASS 2   $12.77          9

FIDELITY(R) VIP FREEDOM 2030 PORTFOLIO.............  1.30%   SERVICE CLASS 2   $13.06         36
FIDELITY(R) VIP FREEDOM 2030 PORTFOLIO.............  1.55%   SERVICE CLASS 2   $12.94         23
FIDELITY(R) VIP FREEDOM 2030 PORTFOLIO.............  1.65%   SERVICE CLASS 2   $12.89          5
FIDELITY(R) VIP FREEDOM 2030 PORTFOLIO.............  1.70%   SERVICE CLASS 2   $12.86         --

FIDELITY(R) VIP MID CAP PORTFOLIO..................  0.65%   SERVICE CLASS 2   $14.56         --
FIDELITY(R) VIP MID CAP PORTFOLIO..................  1.20%   SERVICE CLASS 2   $11.01        147
FIDELITY(R) VIP MID CAP PORTFOLIO..................  1.25%   SERVICE CLASS 2   $11.01        159
FIDELITY(R) VIP MID CAP PORTFOLIO..................  1.30%   SERVICE CLASS 2   $18.03      1,568
FIDELITY(R) VIP MID CAP PORTFOLIO..................  1.55%   SERVICE CLASS 2   $17.79        155
FIDELITY(R) VIP MID CAP PORTFOLIO..................  1.65%   SERVICE CLASS 2   $17.70        438
FIDELITY(R) VIP MID CAP PORTFOLIO..................  1.70%   SERVICE CLASS 2   $17.66        294

FIDELITY(R) VIP STRATEGIC INCOME PORTFOLIO.........  0.65%   SERVICE CLASS 2   $11.35         --
FIDELITY(R) VIP STRATEGIC INCOME PORTFOLIO.........  1.20%   SERVICE CLASS 2   $10.15        299
FIDELITY(R) VIP STRATEGIC INCOME PORTFOLIO.........  1.25%   SERVICE CLASS 2   $10.15        655
FIDELITY(R) VIP STRATEGIC INCOME PORTFOLIO.........  1.30%   SERVICE CLASS 2   $12.32      2,133
FIDELITY(R) VIP STRATEGIC INCOME PORTFOLIO.........  1.55%   SERVICE CLASS 2   $12.16        232
FIDELITY(R) VIP STRATEGIC INCOME PORTFOLIO.........  1.65%   SERVICE CLASS 2   $12.10        874
FIDELITY(R) VIP STRATEGIC INCOME PORTFOLIO.........  1.70%   SERVICE CLASS 2   $12.07        454

FIRST TRUST MULTI INCOME ALLOCATION PORTFOLIO......  1.20%   CLASS I SHARES    $10.16         29
FIRST TRUST MULTI INCOME ALLOCATION PORTFOLIO......  1.25%   CLASS I SHARES    $10.16          4
FIRST TRUST MULTI INCOME ALLOCATION PORTFOLIO......  1.30%   CLASS I SHARES    $10.16         16
FIRST TRUST MULTI INCOME ALLOCATION PORTFOLIO......  1.65%   CLASS I SHARES    $10.14          1
FIRST TRUST MULTI INCOME ALLOCATION PORTFOLIO......  1.70%   CLASS I SHARES    $10.13          4

FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION
 PORTFOLIO.........................................  1.20%   CLASS I SHARES    $11.01         47
FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION
 PORTFOLIO.........................................  1.25%   CLASS I SHARES    $11.01        100
FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION
 PORTFOLIO.........................................  1.30%   CLASS I SHARES    $12.51        432
FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION
 PORTFOLIO.........................................  1.55%   CLASS I SHARES    $11.24         12
FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION
 PORTFOLIO.........................................  1.55%   CLASS I SHARES    $12.42         --

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                           UNITS
                                                    CONTRACT                            OUTSTANDING
                                                    CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                                    -------- --------------- ---------- -----------
FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION
 PORTFOLIO.........................................  1.65%   CLASS I SHARES    $12.39        108
FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION
 PORTFOLIO.........................................  1.70%   CLASS I SHARES    $12.37         96

FRANKLIN FOUNDING FUNDS ALLOCATION VIP FUND........  0.65%      CLASS 2        $14.20          1
FRANKLIN FOUNDING FUNDS ALLOCATION VIP FUND........  1.20%      CLASS 2        $10.39        132
FRANKLIN FOUNDING FUNDS ALLOCATION VIP FUND........  1.25%      CLASS 2        $10.39        222
FRANKLIN FOUNDING FUNDS ALLOCATION VIP FUND........  1.30%      CLASS 2        $14.57        703
FRANKLIN FOUNDING FUNDS ALLOCATION VIP FUND........  1.55%      CLASS 2        $14.39         18
FRANKLIN FOUNDING FUNDS ALLOCATION VIP FUND........  1.65%      CLASS 2        $14.31        222
FRANKLIN FOUNDING FUNDS ALLOCATION VIP FUND........  1.70%      CLASS 2        $14.28        142

FRANKLIN INCOME VIP FUND...........................  0.65%      CLASS 2        $13.55         10
FRANKLIN INCOME VIP FUND...........................  1.20%      CLASS 2        $10.50        716
FRANKLIN INCOME VIP FUND...........................  1.25%      CLASS 2        $10.50      1,000
FRANKLIN INCOME VIP FUND...........................  1.30%      CLASS 2        $14.19      2,040
FRANKLIN INCOME VIP FUND...........................  1.55%      CLASS 2        $14.01         63
FRANKLIN INCOME VIP FUND...........................  1.65%      CLASS 2        $13.94        667
FRANKLIN INCOME VIP FUND...........................  1.70%      CLASS 2        $13.90        684

FRANKLIN MUTUAL SHARES VIP FUND....................  1.20%      CLASS 2        $10.92         32
FRANKLIN MUTUAL SHARES VIP FUND....................  1.25%      CLASS 2        $10.91         19
FRANKLIN MUTUAL SHARES VIP FUND....................  1.30%      CLASS 2        $15.83        555
FRANKLIN MUTUAL SHARES VIP FUND....................  1.55%      CLASS 2        $15.63         55
FRANKLIN MUTUAL SHARES VIP FUND....................  1.65%      CLASS 2        $15.55        166
FRANKLIN MUTUAL SHARES VIP FUND....................  1.70%      CLASS 2        $15.51         42

FRANKLIN RISING DIVIDENDS VIP FUND.................  0.30%      CLASS 2        $11.19         13
FRANKLIN RISING DIVIDENDS VIP FUND.................  1.20%      CLASS 2        $11.07        153
FRANKLIN RISING DIVIDENDS VIP FUND.................  1.25%      CLASS 2        $11.07        441
FRANKLIN RISING DIVIDENDS VIP FUND.................  1.30%      CLASS 2        $12.84      1,550
FRANKLIN RISING DIVIDENDS VIP FUND.................  1.55%      CLASS 2        $12.07         65
FRANKLIN RISING DIVIDENDS VIP FUND.................  1.65%      CLASS 2        $12.75        439
FRANKLIN RISING DIVIDENDS VIP FUND.................  1.70%      CLASS 2        $12.74        516

FRANKLIN STRATEGIC INCOME VIP FUND.................  1.30%      CLASS 2        $12.84      2,500
FRANKLIN STRATEGIC INCOME VIP FUND.................  1.55%      CLASS 2        $12.67        204
FRANKLIN STRATEGIC INCOME VIP FUND.................  1.65%      CLASS 2        $12.60        722
FRANKLIN STRATEGIC INCOME VIP FUND.................  1.70%      CLASS 2        $12.57        695

GOLDMAN SACHS VIT MID CAP VALUE FUND...............  0.65%   SERVICE SHARES    $17.03         --
GOLDMAN SACHS VIT MID CAP VALUE FUND...............  1.30%   SERVICE SHARES    $20.29        889
GOLDMAN SACHS VIT MID CAP VALUE FUND...............  1.55%   SERVICE SHARES    $20.03         88
GOLDMAN SACHS VIT MID CAP VALUE FUND...............  1.65%   SERVICE SHARES    $19.92        345
GOLDMAN SACHS VIT MID CAP VALUE FUND...............  1.70%   SERVICE SHARES    $19.87        172

GUGGENHEIM VT GLOBAL MANAGED FUTURES STRATEGY FUND.  1.20%   COMMON SHARES     $11.53         24
GUGGENHEIM VT GLOBAL MANAGED FUTURES STRATEGY FUND.  1.25%   COMMON SHARES     $11.53         24
GUGGENHEIM VT GLOBAL MANAGED FUTURES STRATEGY FUND.  1.30%   COMMON SHARES     $ 8.82         38
GUGGENHEIM VT GLOBAL MANAGED FUTURES STRATEGY FUND.  1.55%   COMMON SHARES     $ 8.73         20
GUGGENHEIM VT GLOBAL MANAGED FUTURES STRATEGY FUND.  1.65%   COMMON SHARES     $ 8.70         15
GUGGENHEIM VT GLOBAL MANAGED FUTURES STRATEGY FUND.  1.70%   COMMON SHARES     $ 8.68          1

GUGGENHEIM VT MULTI-HEDGE STRATEGIES FUND..........  1.30%   COMMON SHARES     $ 9.76         39
GUGGENHEIM VT MULTI-HEDGE STRATEGIES FUND..........  1.55%   COMMON SHARES     $ 9.66         28
GUGGENHEIM VT MULTI-HEDGE STRATEGIES FUND..........  1.65%   COMMON SHARES     $ 9.62         16

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                   UNITS
                                            CONTRACT                            OUTSTANDING
                                            CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                            -------- --------------- ---------- -----------
GUGGENHEIM VT MULTI-HEDGE STRATEGIES FUND..  1.70%    COMMON SHARES    $ 9.60          1

HARTFORD CAPITAL APPRECIATION HLS FUND.....  1.20%         IC          $10.14         17
HARTFORD CAPITAL APPRECIATION HLS FUND.....  1.25%         IC          $10.14          6
HARTFORD CAPITAL APPRECIATION HLS FUND.....  1.30%         IC          $10.14        118
HARTFORD CAPITAL APPRECIATION HLS FUND.....  1.65%         IC          $10.12         10
HARTFORD CAPITAL APPRECIATION HLS FUND.....  1.70%         IC          $10.11         20

HARTFORD GROWTH OPPORTUNITIES HLS FUND.....  1.20%         IC          $10.80         27
HARTFORD GROWTH OPPORTUNITIES HLS FUND.....  1.25%         IC          $10.80         13
HARTFORD GROWTH OPPORTUNITIES HLS FUND.....  1.30%         IC          $10.80         98
HARTFORD GROWTH OPPORTUNITIES HLS FUND.....  1.65%         IC          $10.78          5
HARTFORD GROWTH OPPORTUNITIES HLS FUND.....  1.70%         IC          $10.77          6

INVESCO V.I. AMERICAN FRANCHISE FUND.......  1.30%      SERIES II      $20.24         11
INVESCO V.I. AMERICAN FRANCHISE FUND.......  1.55%      SERIES II      $19.98          2
INVESCO V.I. AMERICAN FRANCHISE FUND.......  1.65%      SERIES II      $19.87          9
INVESCO V.I. AMERICAN FRANCHISE FUND.......  1.70%      SERIES II      $19.82          1

INVESCO V.I. BALANCED-RISK ALLOCATION FUND.  1.20%      SERIES II      $10.25         87
INVESCO V.I. BALANCED-RISK ALLOCATION FUND.  1.25%      SERIES II      $10.25        198

INVESCO V.I. DIVERSIFIED DIVIDEND FUND.....  1.30%      SERIES II      $17.58        582
INVESCO V.I. DIVERSIFIED DIVIDEND FUND.....  1.55%      SERIES II      $15.42         17
INVESCO V.I. DIVERSIFIED DIVIDEND FUND.....  1.55%      SERIES II      $17.35         49
INVESCO V.I. DIVERSIFIED DIVIDEND FUND.....  1.65%      SERIES II      $15.38         95
INVESCO V.I. DIVERSIFIED DIVIDEND FUND.....  1.65%      SERIES II      $17.26        104
INVESCO V.I. DIVERSIFIED DIVIDEND FUND.....  1.70%      SERIES II      $15.36        114
INVESCO V.I. DIVERSIFIED DIVIDEND FUND.....  1.70%      SERIES II      $17.22          4

INVESCO V.I. GLOBAL HEALTH CARE FUND.......  1.20%      SERIES II      $12.51         40
INVESCO V.I. GLOBAL HEALTH CARE FUND.......  1.25%      SERIES II      $12.51         43

INVESCO V.I. GLOBAL REAL ESTATE FUND.......  0.65%      SERIES II      $13.21          1
INVESCO V.I. GLOBAL REAL ESTATE FUND.......  1.20%      SERIES II      $10.76        168
INVESCO V.I. GLOBAL REAL ESTATE FUND.......  1.25%      SERIES II      $10.75        192
INVESCO V.I. GLOBAL REAL ESTATE FUND.......  1.30%      SERIES II      $15.68      2,423
INVESCO V.I. GLOBAL REAL ESTATE FUND.......  1.55%      SERIES II      $15.48        244
INVESCO V.I. GLOBAL REAL ESTATE FUND.......  1.65%      SERIES II      $15.40        918
INVESCO V.I. GLOBAL REAL ESTATE FUND.......  1.70%      SERIES II      $15.36        542

INVESCO V.I. HIGH YIELD FUND...............  0.30%      SERIES II      $10.25          2
INVESCO V.I. HIGH YIELD FUND...............  0.65%      SERIES II      $12.42         --
INVESCO V.I. HIGH YIELD FUND...............  1.20%      SERIES II      $10.14        180
INVESCO V.I. HIGH YIELD FUND...............  1.25%      SERIES II      $10.13        480
INVESCO V.I. HIGH YIELD FUND...............  1.30%      SERIES II      $11.82      1,045
INVESCO V.I. HIGH YIELD FUND...............  1.55%      SERIES II      $11.70         84
INVESCO V.I. HIGH YIELD FUND...............  1.65%      SERIES II      $11.66        255
INVESCO V.I. HIGH YIELD FUND...............  1.70%      SERIES II      $11.63        199

INVESCO V.I. INTERNATIONAL GROWTH FUND.....  0.30%      SERIES II      $10.17          4
INVESCO V.I. INTERNATIONAL GROWTH FUND.....  0.65%      SERIES II      $12.34         --
INVESCO V.I. INTERNATIONAL GROWTH FUND.....  1.20%      SERIES II      $10.06         99
INVESCO V.I. INTERNATIONAL GROWTH FUND.....  1.25%      SERIES II      $10.05        100
INVESCO V.I. INTERNATIONAL GROWTH FUND.....  1.30%      SERIES II      $13.77      1,681
INVESCO V.I. INTERNATIONAL GROWTH FUND.....  1.55%      SERIES II      $13.60        160
INVESCO V.I. INTERNATIONAL GROWTH FUND.....  1.65%      SERIES II      $13.53        383

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                               UNITS
                                        CONTRACT                            OUTSTANDING
                                        CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                        -------- --------------- ---------- -----------
INVESCO V.I. INTERNATIONAL GROWTH FUND.  1.70%      SERIES II      $13.49        230

INVESCO V.I. MID CAP CORE EQUITY FUND..  1.30%      SERIES II      $15.32        470
INVESCO V.I. MID CAP CORE EQUITY FUND..  1.55%      SERIES II      $15.13         26
INVESCO V.I. MID CAP CORE EQUITY FUND..  1.65%      SERIES II      $15.05         69
INVESCO V.I. MID CAP CORE EQUITY FUND..  1.70%      SERIES II      $15.01         46

INVESCO V.I. SMALL CAP EQUITY FUND.....  1.20%      SERIES II      $10.60         22
INVESCO V.I. SMALL CAP EQUITY FUND.....  1.25%      SERIES II      $10.60         41
INVESCO V.I. SMALL CAP EQUITY FUND.....  1.30%      SERIES II      $20.18        253
INVESCO V.I. SMALL CAP EQUITY FUND.....  1.55%      SERIES II      $19.92         50
INVESCO V.I. SMALL CAP EQUITY FUND.....  1.65%      SERIES II      $19.81         56
INVESCO V.I. SMALL CAP EQUITY FUND.....  1.70%      SERIES II      $19.76         30

IVY FUNDS VIP ASSET STRATEGY...........  0.30%    COMMON SHARES    $ 9.95          1
IVY FUNDS VIP ASSET STRATEGY...........  1.20%    COMMON SHARES    $ 9.85        266
IVY FUNDS VIP ASSET STRATEGY...........  1.25%    COMMON SHARES    $ 9.84        498
IVY FUNDS VIP ASSET STRATEGY...........  1.30%    COMMON SHARES    $12.25      1,962
IVY FUNDS VIP ASSET STRATEGY...........  1.55%    COMMON SHARES    $12.13         60
IVY FUNDS VIP ASSET STRATEGY...........  1.65%    COMMON SHARES    $12.08        831
IVY FUNDS VIP ASSET STRATEGY...........  1.70%    COMMON SHARES    $12.05        928

IVY FUNDS VIP DIVIDEND OPPORTUNITIES...  0.65%    COMMON SHARES    $15.73         --
IVY FUNDS VIP DIVIDEND OPPORTUNITIES...  1.30%    COMMON SHARES    $16.99        524
IVY FUNDS VIP DIVIDEND OPPORTUNITIES...  1.55%    COMMON SHARES    $16.78        147
IVY FUNDS VIP DIVIDEND OPPORTUNITIES...  1.65%    COMMON SHARES    $16.69        216
IVY FUNDS VIP DIVIDEND OPPORTUNITIES...  1.70%    COMMON SHARES    $16.64         80

IVY FUNDS VIP ENERGY...................  0.65%    COMMON SHARES    $11.40         --
IVY FUNDS VIP ENERGY...................  1.20%    COMMON SHARES    $ 8.56        127
IVY FUNDS VIP ENERGY...................  1.25%    COMMON SHARES    $ 8.56        416
IVY FUNDS VIP ENERGY...................  1.30%    COMMON SHARES    $12.42      1,315
IVY FUNDS VIP ENERGY...................  1.55%    COMMON SHARES    $12.26        198
IVY FUNDS VIP ENERGY...................  1.65%    COMMON SHARES    $12.19        313
IVY FUNDS VIP ENERGY...................  1.70%    COMMON SHARES    $12.16        176

IVY FUNDS VIP GLOBAL NATURAL RESOURCES.  0.65%    COMMON SHARES    $ 8.14          1
IVY FUNDS VIP GLOBAL NATURAL RESOURCES.  1.30%    COMMON SHARES    $ 8.51        858
IVY FUNDS VIP GLOBAL NATURAL RESOURCES.  1.55%    COMMON SHARES    $ 8.40         97
IVY FUNDS VIP GLOBAL NATURAL RESOURCES.  1.65%    COMMON SHARES    $ 8.36        308
IVY FUNDS VIP GLOBAL NATURAL RESOURCES.  1.70%    COMMON SHARES    $ 8.34        119

IVY FUNDS VIP HIGH INCOME..............  0.65%    COMMON SHARES    $13.82          2
IVY FUNDS VIP HIGH INCOME..............  1.30%    COMMON SHARES    $15.58      4,025
IVY FUNDS VIP HIGH INCOME..............  1.55%    COMMON SHARES    $15.38        371
IVY FUNDS VIP HIGH INCOME..............  1.65%    COMMON SHARES    $15.30      1,594
IVY FUNDS VIP HIGH INCOME..............  1.70%    COMMON SHARES    $15.26      1,216

IVY FUNDS VIP MICRO CAP GROWTH.........  0.30%    COMMON SHARES    $10.61          2
IVY FUNDS VIP MICRO CAP GROWTH.........  1.20%    COMMON SHARES    $10.50         75
IVY FUNDS VIP MICRO CAP GROWTH.........  1.25%    COMMON SHARES    $10.49         70

IVY FUNDS VIP MID CAP GROWTH...........  1.30%    COMMON SHARES    $20.34      1,320
IVY FUNDS VIP MID CAP GROWTH...........  1.55%    COMMON SHARES    $20.07        143
IVY FUNDS VIP MID CAP GROWTH...........  1.65%    COMMON SHARES    $19.97        293
IVY FUNDS VIP MID CAP GROWTH...........  1.70%    COMMON SHARES    $19.92        265

IVY FUNDS VIP SCIENCE AND TECHNOLOGY...  0.65%    COMMON SHARES    $19.46          3
IVY FUNDS VIP SCIENCE AND TECHNOLOGY...  1.20%    COMMON SHARES    $11.12        219

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                                  UNITS
                                                           CONTRACT                            OUTSTANDING
                                                           CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                                           -------- --------------- ---------- -----------
IVY FUNDS VIP SCIENCE AND TECHNOLOGY......................  1.25%   COMMON SHARES     $11.12        152
IVY FUNDS VIP SCIENCE AND TECHNOLOGY......................  1.30%   COMMON SHARES     $21.74      1,445
IVY FUNDS VIP SCIENCE AND TECHNOLOGY......................  1.55%   COMMON SHARES     $21.46        205
IVY FUNDS VIP SCIENCE AND TECHNOLOGY......................  1.65%   COMMON SHARES     $21.35        395
IVY FUNDS VIP SCIENCE AND TECHNOLOGY......................  1.70%   COMMON SHARES     $21.29        198

IVY FUNDS VIP SMALL CAP GROWTH............................  1.30%   COMMON SHARES     $17.46        605
IVY FUNDS VIP SMALL CAP GROWTH............................  1.55%   COMMON SHARES     $17.24         78
IVY FUNDS VIP SMALL CAP GROWTH............................  1.65%   COMMON SHARES     $17.15        213
IVY FUNDS VIP SMALL CAP GROWTH............................  1.70%   COMMON SHARES     $17.10        117

JANUS ASPEN SERIES BALANCED PORTFOLIO.....................  1.20%   SERVICE SHARES    $10.99        234
JANUS ASPEN SERIES BALANCED PORTFOLIO.....................  1.25%   SERVICE SHARES    $10.98        164

JANUS ASPEN SERIES FLEXIBLE BOND PORTFOLIO................  1.20%   SERVICE SHARES    $10.29        187
JANUS ASPEN SERIES FLEXIBLE BOND PORTFOLIO................  1.25%   SERVICE SHARES    $10.28        130

JANUS ASPEN SERIES INTECH U.S. LOW VOLATILITY PORTFOLIO...  1.20%   SERVICE SHARES    $11.80         47
JANUS ASPEN SERIES INTECH U.S. LOW VOLATILITY PORTFOLIO...  1.25%   SERVICE SHARES    $11.80         80

LAZARD RETIREMENT EMERGING MARKETS EQUITY PORTFOLIO.......  0.65%   SERVICE SHARES    $ 9.12          1
LAZARD RETIREMENT EMERGING MARKETS EQUITY PORTFOLIO.......  1.20%   SERVICE SHARES    $ 9.02        147
LAZARD RETIREMENT EMERGING MARKETS EQUITY PORTFOLIO.......  1.25%   SERVICE SHARES    $ 9.01        121
LAZARD RETIREMENT EMERGING MARKETS EQUITY PORTFOLIO.......  1.30%   SERVICE SHARES    $11.06      3,914
LAZARD RETIREMENT EMERGING MARKETS EQUITY PORTFOLIO.......  1.55%   SERVICE SHARES    $10.92        575
LAZARD RETIREMENT EMERGING MARKETS EQUITY PORTFOLIO.......  1.65%   SERVICE SHARES    $10.86      1,318
LAZARD RETIREMENT EMERGING MARKETS EQUITY PORTFOLIO.......  1.70%   SERVICE SHARES    $10.83        699

LORD ABBETT SERIES FUND -- BOND DEBENTURE PORTFOLIO.......  0.30%     VC SHARES       $10.51          6
LORD ABBETT SERIES FUND -- BOND DEBENTURE PORTFOLIO.......  1.20%     VC SHARES       $10.40        241
LORD ABBETT SERIES FUND -- BOND DEBENTURE PORTFOLIO.......  1.25%     VC SHARES       $10.40        411
LORD ABBETT SERIES FUND -- BOND DEBENTURE PORTFOLIO.......  1.30%     VC SHARES       $12.28      1,193
LORD ABBETT SERIES FUND -- BOND DEBENTURE PORTFOLIO.......  1.55%     VC SHARES       $12.16        137
LORD ABBETT SERIES FUND -- BOND DEBENTURE PORTFOLIO.......  1.65%     VC SHARES       $12.11        340
LORD ABBETT SERIES FUND -- BOND DEBENTURE PORTFOLIO.......  1.70%     VC SHARES       $12.09        441

LORD ABBETT SERIES FUND -- CLASSIC STOCK PORTFOLIO........  1.30%     VC SHARES       $13.65        266
LORD ABBETT SERIES FUND -- CLASSIC STOCK PORTFOLIO........  1.55%     VC SHARES       $13.52         22
LORD ABBETT SERIES FUND -- CLASSIC STOCK PORTFOLIO........  1.65%     VC SHARES       $13.46         63
LORD ABBETT SERIES FUND -- CLASSIC STOCK PORTFOLIO........  1.70%     VC SHARES       $13.44         21

LORD ABBETT SERIES FUND -- GROWTH OPPORTUNITIES PORTFOLIO.  1.30%     VC SHARES       $13.26        157
LORD ABBETT SERIES FUND -- GROWTH OPPORTUNITIES PORTFOLIO.  1.55%     VC SHARES       $13.13         25
LORD ABBETT SERIES FUND -- GROWTH OPPORTUNITIES PORTFOLIO.  1.65%     VC SHARES       $13.08         47
LORD ABBETT SERIES FUND -- GROWTH OPPORTUNITIES PORTFOLIO.  1.70%     VC SHARES       $13.05         22

MFS(R) INTERNATIONAL VALUE PORTFOLIO......................  1.20%   SERVICE CLASS     $10.17        332
MFS(R) INTERNATIONAL VALUE PORTFOLIO......................  1.25%   SERVICE CLASS     $10.17        374
MFS(R) INTERNATIONAL VALUE PORTFOLIO......................  1.30%   SERVICE CLASS     $15.11      3,639
MFS(R) INTERNATIONAL VALUE PORTFOLIO......................  1.55%   SERVICE CLASS     $14.91        387
MFS(R) INTERNATIONAL VALUE PORTFOLIO......................  1.65%   SERVICE CLASS     $14.83      1,018
MFS(R) INTERNATIONAL VALUE PORTFOLIO......................  1.70%   SERVICE CLASS     $14.80        825

MFS(R) INVESTORS GROWTH STOCK SERIES......................  1.30%   SERVICE CLASS     $18.56        410
MFS(R) INVESTORS GROWTH STOCK SERIES......................  1.55%   SERVICE CLASS     $18.32         91
MFS(R) INVESTORS GROWTH STOCK SERIES......................  1.65%   SERVICE CLASS     $18.22        109
MFS(R) INVESTORS GROWTH STOCK SERIES......................  1.70%   SERVICE CLASS     $18.18         52

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                                 UNITS
                                                          CONTRACT                            OUTSTANDING
                                                          CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                                          -------- --------------- ---------- -----------
MFS(R) INVESTORS TRUST SERIES............................  0.65%   SERVICE CLASS     $16.91         --
MFS(R) INVESTORS TRUST SERIES............................  1.20%   SERVICE CLASS     $11.46         21
MFS(R) INVESTORS TRUST SERIES............................  1.25%   SERVICE CLASS     $11.45         27
MFS(R) INVESTORS TRUST SERIES............................  1.30%   SERVICE CLASS     $18.11        259
MFS(R) INVESTORS TRUST SERIES............................  1.55%   SERVICE CLASS     $17.88         47
MFS(R) INVESTORS TRUST SERIES............................  1.65%   SERVICE CLASS     $17.79         77
MFS(R) INVESTORS TRUST SERIES............................  1.70%   SERVICE CLASS     $17.74         46

MFS(R) RESEARCH SERIES...................................  1.20%   SERVICE CLASS     $11.40         26
MFS(R) RESEARCH SERIES...................................  1.25%   SERVICE CLASS     $11.39         46

MFS(R) TECHNOLOGY PORTFOLIO..............................  1.30%   SERVICE CLASS     $19.84        495
MFS(R) TECHNOLOGY PORTFOLIO..............................  1.55%   SERVICE CLASS     $19.59         82
MFS(R) TECHNOLOGY PORTFOLIO..............................  1.65%   SERVICE CLASS     $19.48        112
MFS(R) TECHNOLOGY PORTFOLIO..............................  1.70%   SERVICE CLASS     $19.43         95

MFS(R) UTILITIES SERIES..................................  1.20%   SERVICE CLASS     $11.03        168
MFS(R) UTILITIES SERIES..................................  1.25%   SERVICE CLASS     $11.03        356
MFS(R) UTILITIES SERIES..................................  1.30%   SERVICE CLASS     $18.25      1,258
MFS(R) UTILITIES SERIES..................................  1.55%   SERVICE CLASS     $18.02        104
MFS(R) UTILITIES SERIES..................................  1.65%   SERVICE CLASS     $17.92        318
MFS(R) UTILITIES SERIES..................................  1.70%   SERVICE CLASS     $17.88        265

MFS(R) VALUE SERIES......................................  1.20%   SERVICE CLASS     $11.43         71
MFS(R) VALUE SERIES......................................  1.25%   SERVICE CLASS     $11.42        145

MULTIMANAGER AGGRESSIVE EQUITY...........................  1.30%         B           $18.18        287
MULTIMANAGER AGGRESSIVE EQUITY...........................  1.55%         B           $78.58         26
MULTIMANAGER AGGRESSIVE EQUITY...........................  1.65%         B           $17.63        175
MULTIMANAGER AGGRESSIVE EQUITY...........................  1.70%         B           $75.19         10

MULTIMANAGER CORE BOND...................................  1.30%         B           $13.72      3,008
MULTIMANAGER CORE BOND...................................  1.55%         B           $14.23      1,456
MULTIMANAGER CORE BOND...................................  1.65%         B           $13.15      2,220
MULTIMANAGER CORE BOND...................................  1.70%         B           $13.95        482

MULTIMANAGER MID CAP GROWTH..............................  1.30%         B           $21.49        330
MULTIMANAGER MID CAP GROWTH..............................  1.55%         B           $16.95         89
MULTIMANAGER MID CAP GROWTH..............................  1.65%         B           $20.66        169
MULTIMANAGER MID CAP GROWTH..............................  1.70%         B           $16.62         88

MULTIMANAGER MID CAP VALUE...............................  1.30%         B           $22.18        198
MULTIMANAGER MID CAP VALUE...............................  1.55%         B           $19.98         44
MULTIMANAGER MID CAP VALUE...............................  1.65%         B           $21.33        128
MULTIMANAGER MID CAP VALUE...............................  1.70%         B           $19.59         63

MULTIMANAGER TECHNOLOGY..................................  1.20%         B           $11.97         14
MULTIMANAGER TECHNOLOGY..................................  1.25%         B           $11.96         59
MULTIMANAGER TECHNOLOGY..................................  1.30%         B           $21.70        195
MULTIMANAGER TECHNOLOGY..................................  1.55%         B           $17.95        127
MULTIMANAGER TECHNOLOGY..................................  1.65%         B           $20.86         72
MULTIMANAGER TECHNOLOGY..................................  1.70%         B           $17.60         32

NEUBERGER BERMAN ABSOLUTE RETURN MULTI-MANAGER PORTFOLIO.  1.20%   CLASS S SHARES    $ 9.84         20
NEUBERGER BERMAN ABSOLUTE RETURN MULTI-MANAGER PORTFOLIO.  1.25%   CLASS S SHARES    $ 9.84         28
NEUBERGER BERMAN ABSOLUTE RETURN MULTI-MANAGER PORTFOLIO.  1.30%   CLASS S SHARES    $ 9.84         10
NEUBERGER BERMAN ABSOLUTE RETURN MULTI-MANAGER PORTFOLIO.  1.65%   CLASS S SHARES    $ 9.82          2
NEUBERGER BERMAN ABSOLUTE RETURN MULTI-MANAGER PORTFOLIO.  1.70%   CLASS S SHARES    $ 9.81          5

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                              UNITS
                                                       CONTRACT                            OUTSTANDING
                                                       CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                                       -------- --------------- ---------- -----------
NEUBERGER BERMAN INTERNATIONAL EQUITY PORTFOLIO.......  1.20%   CLASS S SHARES    $ 9.35          4
NEUBERGER BERMAN INTERNATIONAL EQUITY PORTFOLIO.......  1.25%   CLASS S SHARES    $ 9.34          2
NEUBERGER BERMAN INTERNATIONAL EQUITY PORTFOLIO.......  1.30%   CLASS S SHARES    $ 9.34         37
NEUBERGER BERMAN INTERNATIONAL EQUITY PORTFOLIO.......  1.65%   CLASS S SHARES    $ 9.32         12
NEUBERGER BERMAN INTERNATIONAL EQUITY PORTFOLIO.......  1.70%   CLASS S SHARES    $ 9.32         28

PIMCO COMMODITYREALRETURN(R) STRATEGY PORTFOLIO.......  0.65%   ADVISOR CLASS     $ 6.81          1
PIMCO COMMODITYREALRETURN(R) STRATEGY PORTFOLIO.......  1.20%   ADVISOR CLASS     $ 7.82         54
PIMCO COMMODITYREALRETURN(R) STRATEGY PORTFOLIO.......  1.25%   ADVISOR CLASS     $ 7.81         61
PIMCO COMMODITYREALRETURN(R) STRATEGY PORTFOLIO.......  1.30%   ADVISOR CLASS     $ 8.29      1,326
PIMCO COMMODITYREALRETURN(R) STRATEGY PORTFOLIO.......  1.55%   ADVISOR CLASS     $ 8.18        119
PIMCO COMMODITYREALRETURN(R) STRATEGY PORTFOLIO.......  1.65%   ADVISOR CLASS     $ 8.14        484
PIMCO COMMODITYREALRETURN(R) STRATEGY PORTFOLIO.......  1.70%   ADVISOR CLASS     $ 8.12        265

PIMCO EMERGING MARKETS BOND PORTFOLIO.................  1.20%   ADVISOR CLASS     $ 9.80         53
PIMCO EMERGING MARKETS BOND PORTFOLIO.................  1.25%   ADVISOR CLASS     $ 9.79         40
PIMCO EMERGING MARKETS BOND PORTFOLIO.................  1.30%   ADVISOR CLASS     $12.44        849
PIMCO EMERGING MARKETS BOND PORTFOLIO.................  1.55%   ADVISOR CLASS     $12.28        146
PIMCO EMERGING MARKETS BOND PORTFOLIO.................  1.65%   ADVISOR CLASS     $12.21        326
PIMCO EMERGING MARKETS BOND PORTFOLIO.................  1.70%   ADVISOR CLASS     $12.18        193

PIMCO GLOBAL BOND PORTFOLIO (UNHEDGED)................  1.20%   ADVISOR CLASS     $ 9.70         26
PIMCO GLOBAL BOND PORTFOLIO (UNHEDGED)................  1.25%   ADVISOR CLASS     $ 9.70         31

PIMCO GLOBAL MULTI-ASSET MANAGED ALLOCATION PORTFOLIO.  1.20%   ADVISOR CLASS     $10.18          6
PIMCO GLOBAL MULTI-ASSET MANAGED ALLOCATION PORTFOLIO.  1.25%   ADVISOR CLASS     $10.18          4

PIMCO REAL RETURN PORTFOLIO...........................  1.30%   ADVISOR CLASS     $11.43      3,349
PIMCO REAL RETURN PORTFOLIO...........................  1.55%   ADVISOR CLASS     $11.28        392
PIMCO REAL RETURN PORTFOLIO...........................  1.65%   ADVISOR CLASS     $11.22      1,486
PIMCO REAL RETURN PORTFOLIO...........................  1.70%   ADVISOR CLASS     $11.19        700

PIMCO TOTAL RETURN PORTFOLIO..........................  0.65%   ADVISOR CLASS     $10.96          2
PIMCO TOTAL RETURN PORTFOLIO..........................  1.20%   ADVISOR CLASS     $10.17        221
PIMCO TOTAL RETURN PORTFOLIO..........................  1.25%   ADVISOR CLASS     $10.16        299
PIMCO TOTAL RETURN PORTFOLIO..........................  1.30%   ADVISOR CLASS     $11.68      6,307
PIMCO TOTAL RETURN PORTFOLIO..........................  1.55%   ADVISOR CLASS     $11.53        694
PIMCO TOTAL RETURN PORTFOLIO..........................  1.65%   ADVISOR CLASS     $11.47      2,541
PIMCO TOTAL RETURN PORTFOLIO..........................  1.70%   ADVISOR CLASS     $11.44      1,407

PROFUND VP BEAR.......................................  1.30%   COMMON SHARES     $ 3.56         36
PROFUND VP BEAR.......................................  1.55%   COMMON SHARES     $ 3.52         25
PROFUND VP BEAR.......................................  1.65%   COMMON SHARES     $ 3.50         33
PROFUND VP BEAR.......................................  1.70%   COMMON SHARES     $ 3.49          2

PROFUND VP BIOTECHNOLOGY..............................  0.65%   COMMON SHARES     $31.73          2
PROFUND VP BIOTECHNOLOGY..............................  1.30%   COMMON SHARES     $32.54        779
PROFUND VP BIOTECHNOLOGY..............................  1.55%   COMMON SHARES     $32.12         95
PROFUND VP BIOTECHNOLOGY..............................  1.65%   COMMON SHARES     $31.95        220
PROFUND VP BIOTECHNOLOGY..............................  1.70%   COMMON SHARES     $31.87        148

PUTNAM VT ABSOLUTE RETURN 500 FUND....................  1.20%         B           $10.34         24
PUTNAM VT ABSOLUTE RETURN 500 FUND....................  1.25%         B           $10.33         36

PUTNAM VT DIVERSIFIED INCOME FUND.....................  1.20%         B           $ 9.62         45
PUTNAM VT DIVERSIFIED INCOME FUND.....................  1.25%         B           $ 9.61         61
PUTNAM VT DIVERSIFIED INCOME FUND.....................  1.30%         B           $ 9.61         91
PUTNAM VT DIVERSIFIED INCOME FUND.....................  1.65%         B           $ 9.59         --
PUTNAM VT DIVERSIFIED INCOME FUND.....................  1.70%         B           $ 9.59         12

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2014

                                                                                           UNITS
                                                    CONTRACT                            OUTSTANDING
                                                    CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                                    -------- --------------- ---------- -----------
QS LEGG MASON DYNAMIC MULTI-STRATEGY VIT PORTFOLIO.  1.20%      CLASS II       $10.05          7
QS LEGG MASON DYNAMIC MULTI-STRATEGY VIT PORTFOLIO.  1.25%      CLASS II       $10.05          5
QS LEGG MASON DYNAMIC MULTI-STRATEGY VIT PORTFOLIO.  1.30%      CLASS II       $10.05         41
QS LEGG MASON DYNAMIC MULTI-STRATEGY VIT PORTFOLIO.  1.65%      CLASS II       $10.03          5
QS LEGG MASON DYNAMIC MULTI-STRATEGY VIT PORTFOLIO.  1.70%      CLASS II       $10.02         12

SEI VP BALANCED STRATEGY FUND......................  1.20%     CLASS III       $10.29         70
SEI VP BALANCED STRATEGY FUND......................  1.25%     CLASS III       $10.28        151

SEI VP CONSERVATIVE STRATEGY FUND..................  1.20%     CLASS III       $10.18         93
SEI VP CONSERVATIVE STRATEGY FUND..................  1.25%     CLASS III       $10.17        408

SEI VP MARKET GROWTH STRATEGY FUND.................  1.20%     CLASS III       $10.33        268
SEI VP MARKET GROWTH STRATEGY FUND.................  1.25%     CLASS III       $10.32        207

SEI VP MARKET PLUS STRATEGY FUND...................  1.20%     CLASS III       $10.48         29
SEI VP MARKET PLUS STRATEGY FUND...................  1.25%     CLASS III       $10.47         65

SEI VP MODERATE STRATEGY FUND......................  1.20%     CLASS III       $10.38         87
SEI VP MODERATE STRATEGY FUND......................  1.25%     CLASS III       $10.37        320

T. ROWE PRICE EQUITY INCOME PORTFOLIO-II...........  1.20%      CLASS II       $10.89         45
T. ROWE PRICE EQUITY INCOME PORTFOLIO-II...........  1.25%      CLASS II       $10.88        119

T. ROWE PRICE HEALTH SCIENCES PORTFOLIO-II.........  0.30%      CLASS II       $13.78         --
T. ROWE PRICE HEALTH SCIENCES PORTFOLIO-II.........  0.65%      CLASS II       $29.27          2
T. ROWE PRICE HEALTH SCIENCES PORTFOLIO-II.........  1.20%      CLASS II       $13.63        284
T. ROWE PRICE HEALTH SCIENCES PORTFOLIO-II.........  1.25%      CLASS II       $13.62        189
T. ROWE PRICE HEALTH SCIENCES PORTFOLIO-II.........  1.30%      CLASS II       $32.49      1,356
T. ROWE PRICE HEALTH SCIENCES PORTFOLIO-II.........  1.55%      CLASS II       $32.07        155
T. ROWE PRICE HEALTH SCIENCES PORTFOLIO-II.........  1.65%      CLASS II       $31.91        349
T. ROWE PRICE HEALTH SCIENCES PORTFOLIO-II.........  1.70%      CLASS II       $31.82        293

TEMPLETON DEVELOPING MARKETS VIP FUND..............  1.30%      CLASS 2        $ 9.80        503
TEMPLETON DEVELOPING MARKETS VIP FUND..............  1.55%      CLASS 2        $ 9.68         65
TEMPLETON DEVELOPING MARKETS VIP FUND..............  1.65%      CLASS 2        $ 9.63        178
TEMPLETON DEVELOPING MARKETS VIP FUND..............  1.70%      CLASS 2        $ 9.60         94

TEMPLETON FOREIGN VIP FUND.........................  1.30%      CLASS 2        $11.82        462
TEMPLETON FOREIGN VIP FUND.........................  1.55%      CLASS 2        $11.67         38
TEMPLETON FOREIGN VIP FUND.........................  1.65%      CLASS 2        $11.60        150
TEMPLETON FOREIGN VIP FUND.........................  1.70%      CLASS 2        $11.57        172

TEMPLETON GLOBAL BOND VIP FUND.....................  0.65%      CLASS 2        $11.40          1
TEMPLETON GLOBAL BOND VIP FUND.....................  1.20%      CLASS 2        $10.08        343
TEMPLETON GLOBAL BOND VIP FUND.....................  1.25%      CLASS 2        $10.07        574
TEMPLETON GLOBAL BOND VIP FUND.....................  1.30%      CLASS 2        $12.72      5,711
TEMPLETON GLOBAL BOND VIP FUND.....................  1.55%      CLASS 2        $12.56        616
TEMPLETON GLOBAL BOND VIP FUND.....................  1.65%      CLASS 2        $12.49      2,107
TEMPLETON GLOBAL BOND VIP FUND.....................  1.70%      CLASS 2        $12.46      1,431

TEMPLETON GROWTH VIP FUND..........................  1.30%      CLASS 2        $13.99        116
TEMPLETON GROWTH VIP FUND..........................  1.55%      CLASS 2        $13.82         15
TEMPLETON GROWTH VIP FUND..........................  1.65%      CLASS 2        $13.75         21
TEMPLETON GROWTH VIP FUND..........................  1.70%      CLASS 2        $13.71          2

VAN ECK VIP GLOBAL HARD ASSETS FUND................  0.65%   CLASS S SHARES    $ 8.24          1
VAN ECK VIP GLOBAL HARD ASSETS FUND................  1.20%   CLASS S SHARES    $ 7.77         51
VAN ECK VIP GLOBAL HARD ASSETS FUND................  1.25%   CLASS S SHARES    $ 7.77         43

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF ASSETS AND LIABILITIES (CONCLUDED)

DECEMBER 31, 2014

                                                                                             UNITS
                                                      CONTRACT                            OUTSTANDING
                                                      CHARGES*   SHARE CLASS** UNIT VALUE (000'S)***
                                                      -------- --------------- ---------- -----------
VAN ECK VIP GLOBAL HARD ASSETS FUND..................  1.30%   CLASS S SHARES    $9.49       1,980
VAN ECK VIP GLOBAL HARD ASSETS FUND..................  1.55%   CLASS S SHARES    $9.36         246
VAN ECK VIP GLOBAL HARD ASSETS FUND..................  1.65%   CLASS S SHARES    $9.31         572
VAN ECK VIP GLOBAL HARD ASSETS FUND..................  1.70%   CLASS S SHARES    $9.29         277

VAN ECK VIP UNCONSTRAINED EMERGING MARKETS BOND FUND.  1.20%   INITIAL CLASS     $9.84          21
VAN ECK VIP UNCONSTRAINED EMERGING MARKETS BOND FUND.  1.25%   INITIAL CLASS     $9.84          12

-----------
The accompanying notes are an integral part of these financial statements.
* Contract charges reflect the annual mortality, expense risk, financial accounting and other expenses related to the Variable Investment Options.
** Share class reflects the share class of the Portfolio in which the units of the Variable Investment Option are invested, as further described in Note 5 of these financial statements.
***Variable Investment Options where Units Outstanding are less than 500 are denoted by a --.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

                            7TWELVE/TM/                                                                            ALL ASSET
                              BALANCED       ALL ASSET          ALL ASSET          ALL ASSET        ALL ASSET       MODERATE
                             PORTFOLIO   AGGRESSIVE-ALT 25* AGGRESSIVE-ALT 50* AGGRESSIVE-ALT 75* GROWTH-ALT 20* GROWTH-ALT 15*
                            -----------  ------------------ ------------------ ------------------ -------------- --------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios............. $   257,198      $  91,818           $122,219          $ 141,745        $ 178,502      $ 141,133
 Expenses:
   Asset-based charges.....   1,089,186         61,475              2,053              3,010          160,699         75,980
                            -----------      ---------           --------          ---------        ---------      ---------

NET INVESTMENT INCOME
 (LOSS)....................    (831,988)        30,343            120,166            138,735           17,803         65,153
                            -----------      ---------           --------          ---------        ---------      ---------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..     652,779         51,272                936                458           75,621         26,682
   Net realized gain
    distribution from
    the Portfolios.........     170,711         62,849                 --                 --          289,155         63,036
                            -----------      ---------           --------          ---------        ---------      ---------
 Net realized gain
   (loss) on investments...     823,490        114,121                936                458          364,776         89,718
                            -----------      ---------           --------          ---------        ---------      ---------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............  (2,067,253)      (166,724)           (54,929)          (147,407)        (291,122)      (156,869)
                            -----------      ---------           --------          ---------        ---------      ---------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............  (1,243,763)       (52,603)           (53,993)          (146,949)          73,654        (67,151)
                            -----------      ---------           --------          ---------        ---------      ---------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS........... $(2,075,751)     $ (22,260)          $ 66,173          $  (8,214)       $  91,457      $  (1,998)
                            ===========      =========           ========          =========        =========      =========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                            ALLIANCEBERNSTEIN ALLIANCEBERNSTEIN ALLIANCEBERNSTEIN ALLIANCEBERNSTEIN ALLIANCEBERNSTEIN
                              VPS BALANCED       VPS GLOBAL      VPS GROWTH AND   VPS INTERNATIONAL  VPS REAL ESTATE
                             WEALTH STRATEGY   THEMATIC GROWTH       INCOME            GROWTH          INVESTMENT
                               PORTFOLIO**     PORTFOLIO**(1)    PORTFOLIO**(1)      PORTFOLIO**     PORTFOLIO**(1)
                            ----------------- ----------------- ----------------- ----------------- -----------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............     $ 127,058           $  --              $--            $      --          $   --
 Expenses:
   Asset-based charges.....        75,318               8                9              117,138             117
                                ---------           -----              ---            ---------          ------

NET INVESTMENT INCOME
 (LOSS)....................        51,740              (8)              (9)            (117,138)           (117)
                                ---------           -----              ---            ---------          ------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..       157,526              --                8               89,106               7
   Net realized gain
    distribution from
    the Portfolios.........       812,563              --               --                   --              --
                                ---------           -----              ---            ---------          ------
 Net realized gain
   (loss) on investments...       970,089              --                8               89,106               7
                                ---------           -----              ---            ---------          ------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............      (735,266)           (152)              84             (240,800)          2,532
                                ---------           -----              ---            ---------          ------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............       234,823            (152)              92             (151,694)          2,539
                                ---------           -----              ---            ---------          ------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........     $ 286,563           $(160)             $83            $(268,832)         $2,422
                                =========           =====              ===            =========          ======

                            ALLIANCEBERNSTEIN
                              VPS SMALL/MID
                                CAP VALUE
                             PORTFOLIO**(1)
                            -----------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............      $   --
 Expenses:
   Asset-based charges.....         252
                                 ------

NET INVESTMENT INCOME
 (LOSS)....................        (252)
                                 ------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..           1
   Net realized gain
    distribution from
    the Portfolios.........          --
                                 ------
 Net realized gain
   (loss) on investments...           1
                                 ------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............       3,988
                                 ------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............       3,989
                                 ------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........      $3,737
                                 ======

-----------
The accompanying notes are an integral part of these financial statements. **Denotes Variable Investment Options that invest in shares of a Portfolio of
  AllianceBernstein Variable Product Series Fund, Inc., an affiliate of AXA Equitable.
(1)Units were made available on September 22, 2014.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                               AMERICAN                                       AMERICAN FUNDS       AMERICAN         AMERICAN
                              CENTURY VP        AMERICAN        AMERICAN    INSURANCE SERIES(R) FUNDS INSURANCE FUNDS INSURANCE
                               INFLATION    CENTURY VP LARGE CENTURY VP MID  ASSET ALLOCATION   SERIES(R) BOND  SERIES(R) GLOBAL
                            PROTECTION FUND  COMPANY VALUE   CAP VALUE FUND      FUND/SM/          FUND/SM/     GROWTH FUND/SM/
                            --------------- ---------------- -------------- ------------------- --------------- ----------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............    $ 14,593         $ 31,283       $  365,600        $107,402          $170,546         $ 13,424
 Expenses:
   Asset-based charges.....      11,981           35,215          507,179          43,473            59,933            7,892
                               --------         --------       ----------        --------          --------         --------

NET INVESTMENT INCOME
 (LOSS)....................       2,612           (3,932)        (141,579)         63,929           110,613            5,532
                               --------         --------       ----------        --------          --------         --------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..         398          190,582          817,718          (1,135)            2,010          (10,215)
   Net realized gain
    distribution from
    the Portfolios.........       7,459               --        2,017,077         145,297             1,108           41,093
                               --------         --------       ----------        --------          --------         --------
 Net realized gain
   (loss) on investments...       7,857          190,582        2,834,795         144,162             3,118           30,878
                               --------         --------       ----------        --------          --------         --------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............     (36,864)          68,190        2,292,870         (62,632)          (11,822)          (7,382)
                               --------         --------       ----------        --------          --------         --------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............     (29,007)         258,772        5,127,665          81,530            (8,704)          23,496
                               --------         --------       ----------        --------          --------         --------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........    $(26,395)        $254,840       $4,986,086        $145,459          $101,909         $ 29,028
                               ========         ========       ==========        ========          ========         ========

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                              AMERICAN FUNDS                          AMERICAN FUNDS      AMERICAN FUNDS
                            INSURANCE SERIES(R)   AMERICAN FUNDS    INSURANCE SERIES(R) INSURANCE SERIES(R)
                               GLOBAL SMALL     INSURANCE SERIES(R)    INTERNATIONAL       MANAGED RISK       AMERICAN FUNDS
                              CAPITALIZATION       GROWTH-INCOME        GROWTH AND       ASSET ALLOCATION   INSURANCE SERIES(R)
                                 FUND/SM/            FUND/SM/         INCOME FUND/SM/        FUND/SM/        NEW WORLD FUND(R)
                            ------------------- ------------------- ------------------- ------------------- -------------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............      $  4,734             $18,600            $  48,810           $  3,129           $   215,760
 Expenses:
   Asset-based charges.....        65,210               9,753               11,829             59,102               197,308
                                 --------             -------            ---------           --------           -----------

NET INVESTMENT INCOME
 (LOSS)....................       (60,476)              8,847               36,981            (55,973)               18,452
                                 --------             -------            ---------           --------           -----------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..        55,092               2,636               16,300             68,846               (41,562)
   Net realized gain
    distribution from
    the Portfolios.........        19,510              30,392                8,352                 --             1,171,824
                                 --------             -------            ---------           --------           -----------
 Net realized gain
   (loss) on investments...        74,602              33,028               24,652             68,846             1,130,262
                                 --------             -------            ---------           --------           -----------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............       (69,093)             26,094             (143,952)            65,081            (3,075,855)
                                 --------             -------            ---------           --------           -----------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............         5,509              59,122             (119,300)           133,927            (1,945,593)
                                 --------             -------            ---------           --------           -----------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........      $(54,967)            $67,969            $ (82,319)          $ 77,954           $(1,927,141)
                                 ========             =======            =========           ========           ===========



                            AXA 400 MANAGED
                              VOLATILITY*
                            ---------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............   $  306,146
 Expenses:
   Asset-based charges.....    1,108,771
                              ----------

NET INVESTMENT INCOME
 (LOSS)....................     (802,625)
                              ----------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..    2,934,564
   Net realized gain
    distribution from
    the Portfolios.........    3,598,809
                              ----------
 Net realized gain
   (loss) on investments...    6,533,373
                              ----------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............     (344,281)
                              ----------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............    6,189,092
                              ----------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........   $5,386,467
                              ==========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                                                                        AXA
                                             AXA 2000                                               CONSERVATIVE
                            AXA 500 MANAGED   MANAGED    AXA AGGRESSIVE AXA AGGRESSIVE AXA BALANCED    GROWTH
                              VOLATILITY*   VOLATILITY*   ALLOCATION*     STRATEGY*     STRATEGY*    STRATEGY*
                            --------------- -----------  -------------- -------------- ------------ ------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............   $ 1,037,565   $   120,841   $   331,771    $22,878,076   $24,331,329  $10,421,262
 Expenses:
   Asset-based charges.....     2,647,612     1,172,318       307,600     16,590,477    27,648,601   13,334,703
                              -----------   -----------   -----------    -----------   -----------  -----------

NET INVESTMENT INCOME
 (LOSS)....................    (1,610,047)   (1,051,477)       24,171      6,287,599    (3,317,272)  (2,913,441)
                              -----------   -----------   -----------    -----------   -----------  -----------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..     8,497,439     2,144,807       466,417      6,880,343    18,277,001   10,523,992
   Net realized gain
    distribution from
    the Portfolios.........     6,224,773     4,004,145     1,909,446     28,003,494    35,977,834   13,635,124
                              -----------   -----------   -----------    -----------   -----------  -----------
 Net realized gain
   (loss) on investments...    14,722,212     6,148,952     2,375,863     34,883,837    54,254,835   24,159,116
                              -----------   -----------   -----------    -----------   -----------  -----------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............     5,879,376    (2,915,103)   (1,723,630)    17,002,624     6,561,423      991,346
                              -----------   -----------   -----------    -----------   -----------  -----------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............    20,601,588     3,233,849       652,233     51,886,461    60,816,258   25,150,462
                              -----------   -----------   -----------    -----------   -----------  -----------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........   $18,991,541   $ 2,182,372   $   676,404    $58,174,060   $57,498,986  $22,237,021
                              ===========   ===========   ===========    ===========   ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                                                AXA           AXA           AXA
                                             AXA GLOBAL EQUITY     AXA     INTERNATIONAL INTERNATIONAL INTERNATIONAL
                            AXA CONSERVATIVE      MANAGED        GROWTH    CORE MANAGED     MANAGED    VALUE MANAGED
                               STRATEGY*        VOLATILITY*     STRATEGY*   VOLATILITY*   VOLATILITY*   VOLATILITY*
                            ---------------- ----------------- ----------- ------------- ------------- -------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............   $ 4,530,344        $ 147,102     $31,938,890  $   168,316  $  1,030,630    $  70,380
 Expenses:
   Asset-based charges.....     7,750,094          204,291      27,560,563      152,020     1,788,616       61,591
                              -----------        ---------     -----------  -----------  ------------    ---------

NET INVESTMENT INCOME
 (LOSS)....................    (3,219,750)         (57,189)      4,378,327       16,296      (757,986)       8,789
                              -----------        ---------     -----------  -----------  ------------    ---------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..     5,319,349          375,873      14,898,681      348,938       745,973      116,665
   Net realized gain
    distribution from
    the Portfolios.........     4,260,117               --      49,734,730           --     2,093,706           --
                              -----------        ---------     -----------  -----------  ------------    ---------
 Net realized gain
   (loss) on investments...     9,579,466          375,873      64,633,411      348,938     2,839,679      116,665
                              -----------        ---------     -----------  -----------  ------------    ---------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............        55,766         (309,319)     13,603,278   (1,515,429)  (11,680,619)    (486,336)
                              -----------        ---------     -----------  -----------  ------------    ---------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............     9,635,232           66,554      78,236,689   (1,166,491)   (8,840,940)    (369,671)
                              -----------        ---------     -----------  -----------  ------------    ---------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........   $ 6,415,482        $   9,365     $82,615,016  $(1,150,195) $ (9,598,926)   $(360,882)
                              ===========        =========     ===========  ===========  ============    =========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                           AXA LARGE
                            AXA LARGE CAP CAP GROWTH  AXA LARGE CAP AXA MID CAP VALUE              AXA MODERATE
                            CORE MANAGED    MANAGED   VALUE MANAGED      MANAGED      AXA MODERATE    GROWTH
                             VOLATILITY*  VOLATILITY*  VOLATILITY*     VOLATILITY*    ALLOCATION*   STRATEGY*
                            ------------- ----------- ------------- ----------------- ------------ ------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............   $ 70,197    $   38,876   $  256,985      $   59,473     $   971,886  $ 58,587,809
 Expenses:
   Asset-based charges.....     83,774       244,892      202,075         141,656       1,082,385    63,090,532
                              --------    ----------   ----------      ----------     -----------  ------------

NET INVESTMENT INCOME
 (LOSS)....................    (13,577)     (206,016)      54,910         (82,183)       (110,499)   (4,502,723)
                              --------    ----------   ----------      ----------     -----------  ------------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..    252,197     1,183,275      573,251         586,937         671,800    53,239,839
   Net realized gain
    distribution from
    the Portfolios.........    305,797            --           --              --       3,741,955   101,635,370
                              --------    ----------   ----------      ----------     -----------  ------------
 Net realized gain
   (loss) on investments...    557,994     1,183,275      573,251         586,937       4,413,755   154,875,209
                              --------    ----------   ----------      ----------     -----------  ------------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............      3,484       555,656      689,513         432,947      (3,065,698)    5,527,153
                              --------    ----------   ----------      ----------     -----------  ------------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............    561,478     1,738,931    1,262,764       1,019,884       1,348,057   160,402,362
                              --------    ----------   ----------      ----------     -----------  ------------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........   $547,901    $1,532,915   $1,317,674      $  937,701     $ 1,237,558  $155,899,639
                              ========    ==========   ==========      ==========     ===========  ============

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                                                                     AXA/FRANKLIN
                                                                        AXA/FRANKLIN  AXA/FRANKLIN    TEMPLETON
                                                            AXA ULTRA     BALANCED   SMALL CAP VALUE  ALLOCATION
                             AXA MODERATE-   AXA SMARTBETA CONSERVATIVE   MANAGED        MANAGED       MANAGED
                            PLUS ALLOCATION*    EQUITY*     STRATEGY*   VOLATILITY*    VOLATILITY*   VOLATILITY*
                            ---------------- ------------- ------------ ------------ --------------- ------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............   $   621,000      $204,949      $11,593      $211,976      $   1,758      $198,213
 Expenses:
   Asset-based charges.....       615,894         1,777       16,463       122,474        163,812       148,548
                              -----------      --------      -------      --------      ---------      --------

NET INVESTMENT INCOME
 (LOSS)....................         5,106       203,172       (4,870)       89,502       (162,054)       49,665
                              -----------      --------      -------      --------      ---------      --------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..       549,140           335        8,638       181,026        801,652       322,423
   Net realized gain
    distribution from
    the Portfolios.........     3,142,270        81,413        6,105            --             --        41,492
                              -----------      --------      -------      --------      ---------      --------
 Net realized gain
   (loss) on investments...     3,691,410        81,748       14,743       181,026        801,652       363,915
                              -----------      --------      -------      --------      ---------      --------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............    (2,602,627)      484,377       (3,091)      105,215       (563,192)      (56,776)
                              -----------      --------      -------      --------      ---------      --------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............     1,088,783       566,125       11,652       286,241        238,460       307,139
                              -----------      --------      -------      --------      ---------      --------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........   $ 1,093,889      $769,297      $ 6,782      $375,743      $  76,406      $356,804
                              ===========      ========      =======      ========      =========      ========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                         AXA/MUTUAL
                                          LARGE CAP  AXA/TEMPLETON  BLACKROCK                       BLACKROCK
                             AXA/LOOMIS    EQUITY    GLOBAL EQUITY    GLOBAL     BLACKROCK GLOBAL   LARGE CAP
                               SAYLES      MANAGED      MANAGED     ALLOCATION  OPPORTUNITIES V.I.   GROWTH
                              GROWTH*    VOLATILITY*  VOLATILITY*   V.I. FUND          FUND         V.I. FUND
                            -----------  ----------- ------------- -----------  ------------------ -----------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios............. $    17,815   $ 67,812     $ 248,064   $ 1,855,360      $  10,810      $    87,433
 Expenses:
   Asset-based charges.....     215,590     49,330       239,863     1,042,927          9,050          268,261
                            -----------   --------     ---------   -----------      ---------      -----------

NET INVESTMENT INCOME
 (LOSS)....................    (197,775)    18,482         8,201       812,433          1,760         (180,828)
                            -----------   --------     ---------   -----------      ---------      -----------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..     392,672    125,174       597,418       819,336           (704)         783,417
   Net realized gain
    distribution from
    the Portfolios.........   5,092,244         --            --     7,117,743         63,515        3,249,751
                            -----------   --------     ---------   -----------      ---------      -----------
 Net realized gain
   (loss) on investments...   5,484,916    125,174       597,418     7,937,079         62,811        4,033,168
                            -----------   --------     ---------   -----------      ---------      -----------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............  (4,314,458)   108,579      (713,705)   (8,492,557)      (105,684)      (1,442,386)
                            -----------   --------     ---------   -----------      ---------      -----------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............   1,170,458    233,753      (116,287)     (555,478)       (42,873)       2,590,782
                            -----------   --------     ---------   -----------      ---------      -----------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS........... $   972,683   $252,235     $(108,086)  $   256,955      $ (41,113)     $ 2,409,954
                            ===========   ========     =========   ===========      =========      ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                          CHARTER/SM/
                            CHARTER/SM/ ALTERNATIVE 100    CHARTER/SM       CHARTER/SM
                            AGGRESSIVE   CONSERVATIVE   /ALTERNATIVE 100 /ALTERNATIVE 100  CHARTER/SM/
                             GROWTH*         PLUS*          GROWTH*         MODERATE*     CONSERVATIVE* CHARTER/SM/ EQUITY*
                            ----------  --------------- ---------------- ---------------- ------------- -----------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............  $103,539      $101,946        $ 120,212        $ 138,373       $ 239,383       $ 58,631
 Expenses:
   Asset-based charges.....    21,180        16,223           13,526           26,198          55,903          5,682
                             --------      --------        ---------        ---------       ---------       --------

NET INVESTMENT INCOME
 (LOSS)....................    82,359        85,723          106,686          112,175         183,480         52,949
                             --------      --------        ---------        ---------       ---------       --------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..     9,986        13,950             (381)           6,986          (5,175)         5,265
   Net realized gain
    distribution from
    the Portfolios.........     9,181            --               --               --           3,181         66,937
                             --------      --------        ---------        ---------       ---------       --------
 Net realized gain
   (loss) on investments...    19,167        13,950             (381)           6,986          (1,994)        72,202
                             --------      --------        ---------        ---------       ---------       --------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............   (97,687)      (94,512)        (282,922)        (265,950)       (180,438)       (16,887)
                             --------      --------        ---------        ---------       ---------       --------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............   (78,520)      (80,562)        (283,303)        (258,964)       (182,432)        55,315
                             --------      --------        ---------        ---------       ---------       --------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........  $  3,839      $  5,161        $(176,617)       $(146,789)      $   1,048       $108,264
                             ========      ========        =========        =========       =========       ========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                                           CHARTER/SM/   CHARTER/SM/   CHARTER/SM/
                              CHARTER/SM   CHARTER/SM/ CHARTER/SM/ INCOME INTEREST RATE INTERNATIONAL INTERNATIONAL
                            /FIXED INCOME*  GROWTH*      STRATEGIES*       STRATEGIES*  CONSERVATIVE*    GROWTH*
                            -------------- ----------  ----------------   ------------- ------------- -------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............    $114,004    $ 203,825       $191,780         $ 207,908     $ 132,137     $ 136,263
 Expenses:
   Asset-based charges.....       7,012       83,384         15,057            35,330         2,607         4,883
                               --------    ---------       --------         ---------     ---------     ---------

NET INVESTMENT INCOME
 (LOSS)....................     106,992      120,441        176,723           172,578       129,530       131,380
                               --------    ---------       --------         ---------     ---------     ---------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..       1,123       29,214          9,871            74,828          (566)       (7,417)
   Net realized gain
    distribution from
    the Portfolios.........          --       37,127         25,802            10,440            --            --
                               --------    ---------       --------         ---------     ---------     ---------
 Net realized gain
   (loss) on investments...       1,123       66,341         35,673            85,268          (566)       (7,417)
                               --------    ---------       --------         ---------     ---------     ---------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............     (51,853)    (116,838)       (48,412)         (169,365)     (164,687)     (148,659)
                               --------    ---------       --------         ---------     ---------     ---------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............     (50,730)     (50,497)       (12,739)          (84,097)     (165,253)     (156,076)
                               --------    ---------       --------         ---------     ---------     ---------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........    $ 56,262    $  69,944       $163,984         $  88,481     $ (35,723)    $ (24,696)
                               ========    =========       ========         =========     =========     =========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                             CHARTER/SM/             CHARTER/SM/ CHARTER/SM/               CHARTER/SM/
                            INTERNATIONAL CHARTER/SM  MODERATE   MULTI-SECTOR CHARTER/SM/  SMALL CAP
                              MODERATE*   /MODERATE*  GROWTH*       BOND*     REAL ASSETS*  GROWTH*
                            ------------- ---------- ----------  ------------ ------------ ----------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............   $ 137,216   $ 289,432  $ 188,210     $70,665     $ 123,441   $      --
 Expenses:
   Asset-based charges.....       4,736      93,404     51,407      40,980         3,502     101,428
                              ---------   ---------  ---------     -------     ---------   ---------

NET INVESTMENT INCOME
 (LOSS)....................     132,480     196,028    136,803      29,685       119,939    (101,428)
                              ---------   ---------  ---------     -------     ---------   ---------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..         990      20,721     17,480      (8,812)          600     275,081
   Net realized gain
    distribution from
    the Portfolios.........          --      21,406     36,704          --            --          --
                              ---------   ---------  ---------     -------     ---------   ---------
 Net realized gain
   (loss) on investments...         990      42,127     54,184      (8,812)          600     275,081
                              ---------   ---------  ---------     -------     ---------   ---------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............    (179,083)   (295,355)  (168,480)      5,181      (143,885)   (380,520)
                              ---------   ---------  ---------     -------     ---------   ---------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............    (178,093)   (253,228)  (114,296)     (3,631)     (143,285)   (105,439)
                              ---------   ---------  ---------     -------     ---------   ---------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........   $ (45,613)  $ (57,200) $  22,507     $26,054     $ (23,346)  $(206,867)
                              =========   =========  =========     =======     =========   =========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                             CLEARBRIDGE
                                               VARIABLE     CLEARBRIDGE                                   DELAWARE VIP(R)
                                              AGGRESSIVE  VARIABLE EQUITY DELAWARE VIP(R) DELAWARE VIP(R)  LIMITED-TERM
                              CHARTER/SM/       GROWTH        INCOME        DIVERSIFIED      EMERGING       DIVERSIFIED
                            SMALL CAP VALUE* PORTFOLIO(2)  PORTFOLIO(2)    INCOME SERIES  MARKETS SERIES   INCOME SERIES
                            ---------------- ------------ --------------- --------------- --------------- ---------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............   $    21,569     $      --       $43,632         $18,928        $    777        $ 44,388
 Expenses:
   Asset-based charges.....       166,683        27,555         7,193          26,622           3,858          35,482
                              -----------     ---------       -------         -------        --------        --------

NET INVESTMENT INCOME
 (LOSS)....................      (145,114)      (27,555)       36,439          (7,694)         (3,081)          8,906
                              -----------     ---------       -------         -------        --------        --------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..       483,494         6,141         2,580           3,277             (91)         (1,289)
   Net realized gain
    distribution from
    the Portfolios.........            --       514,964            --              --             731              --
                              -----------     ---------       -------         -------        --------        --------
 Net realized gain
   (loss) on investments...       483,494       521,105         2,580           3,277             640          (1,289)
                              -----------     ---------       -------         -------        --------        --------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............    (1,099,904)     (213,256)       46,585          21,619         (55,529)        (15,438)
                              -----------     ---------       -------         -------        --------        --------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............      (616,410)      307,849        49,165          24,896         (54,889)        (16,727)
                              -----------     ---------       -------         -------        --------        --------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........   $  (761,524)    $ 280,294       $85,604         $17,202        $(57,970)       $ (7,821)
                              ===========     =========       =======         =======        ========        ========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(2)Units were made available on June 13, 2014.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                EATON                          EQ/ALLIANCEBERNSTEIN
                              VANCE VT    EQ/ALLIANCEBERNSTEIN    SHORT DURATION    EQ/ALLIANCEBERNSTEIN EQ/BLACKROCK
                            FLOATING-RATE    DYNAMIC WEALTH         GOVERNMENT           SMALL CAP       BASIC VALUE
                             INCOME FUND      STRATEGIES*             BOND*               GROWTH*          EQUITY*
                            ------------- -------------------- -------------------- -------------------- ------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............   $ 124,534       $15,871,703            $    --            $    24,844       $1,184,901
 Expenses:
   Asset-based charges.....      48,968        24,208,335              3,669                530,416        1,379,928
                              ---------       -----------            -------            -----------       ----------

NET INVESTMENT INCOME
 (LOSS)....................      75,566        (8,336,632)            (3,669)              (505,572)        (195,027)
                              ---------       -----------            -------            -----------       ----------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..     (12,049)       13,918,357               (604)             1,053,794        3,048,221
   Net realized gain
    distribution from
    the Portfolios.........          --        16,197,354                 --              4,404,509               --
                              ---------       -----------            -------            -----------       ----------
 Net realized gain
   (loss) on investments...     (12,049)       30,115,711               (604)             5,458,303        3,048,221
                              ---------       -----------            -------            -----------       ----------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............    (113,709)       34,080,892             (1,204)            (4,033,954)       4,773,710
                              ---------       -----------            -------            -----------       ----------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............    (125,758)       64,196,603             (1,808)             1,424,349        7,821,931
                              ---------       -----------            -------            -----------       ----------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........   $ (50,192)      $55,859,971            $(5,477)           $   918,777       $7,626,904
                              =========       ===========            =======            ===========       ==========

                               EQ/BOSTON
                            ADVISORS EQUITY
                                INCOME*
                            ---------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............   $   421,734
 Expenses:
   Asset-based charges.....       378,728
                              -----------

NET INVESTMENT INCOME
 (LOSS)....................        43,006
                              -----------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..     1,029,765
   Net realized gain
    distribution from
    the Portfolios.........     2,511,136
                              -----------
 Net realized gain
   (loss) on investments...     3,540,901
                              -----------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............    (1,756,657)
                              -----------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............     1,784,244
                              -----------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........   $ 1,827,250
                              ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                             EQ/CALVERT  EQ/CAPITAL                                           EQ/EMERGING
                              SOCIALLY    GUARDIAN    EQ/COMMON   EQ/CONVERTIBLE EQ/CORE BOND   MARKETS
                            RESPONSIBLE* RESEARCH*   STOCK INDEX*  SECURITIES*      INDEX*    EQUITY PLUS*
                            ------------ ----------  ------------ -------------- ------------ ------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............   $  9,917   $  109,930   $  235,133     $224,648     $4,266,483   $  89,538
 Expenses:
   Asset-based charges.....     14,929      217,417      205,821       21,742      4,723,437      25,833
                              --------   ----------   ----------     --------     ----------   ---------

NET INVESTMENT INCOME
 (LOSS)....................     (5,012)    (107,487)      29,312      202,906       (456,954)     63,705
                              --------   ----------   ----------     --------     ----------   ---------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..     30,426      788,506      549,772        5,157        148,470      15,331
   Net realized gain
    distribution from
    the Portfolios.........     10,765           --           --      266,769             --      38,393
                              --------   ----------   ----------     --------     ----------   ---------
 Net realized gain
   (loss) on investments...     41,191      788,506      549,772      271,926        148,470      53,724
                              --------   ----------   ----------     --------     ----------   ---------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............     91,009      620,659      966,925      486,594      3,296,537    (587,329)
                              --------   ----------   ----------     --------     ----------   ---------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............    132,200    1,409,165    1,516,697      758,520      3,445,007    (533,605)
                              --------   ----------   ----------     --------     ----------   ---------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........   $127,188   $1,301,678   $1,546,009     $961,426     $2,988,053   $(469,900)
                              ========   ==========   ==========     ========     ==========   =========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                           EQ/GAMCO                   EQ/GLOBAL
                                           EQ/EQUITY 500  MERGERS AND  EQ/GAMCO SMALL   BOND     EQ/HIGH YIELD
                            EQ/ENERGY ETF*    INDEX*     ACQUISITIONS* COMPANY VALUE*   PLUS*        BOND*
                            -------------- ------------- ------------- -------------- ---------  -------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............   $  70,944     $1,418,760     $      --    $   470,412   $  80,414   $ 2,262,259
 Expenses:
   Asset-based charges.....       4,842      1,160,305       152,339      2,163,167     168,589        51,220
                              ---------     ----------     ---------    -----------   ---------   -----------

NET INVESTMENT INCOME
 (LOSS)....................      66,102        258,455      (152,339)    (1,692,755)    (88,175)    2,211,039
                              ---------     ----------     ---------    -----------   ---------   -----------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..      (1,045)     2,277,505        51,763      3,883,220    (179,369)       16,920
   Net realized gain
    distribution from
    the Portfolios.........      12,595      1,303,440       478,531      5,650,777     152,575        20,905
                              ---------     ----------     ---------    -----------   ---------   -----------
 Net realized gain
   (loss) on investments...      11,550      3,580,945       530,294      9,533,997     (26,794)       37,825
                              ---------     ----------     ---------    -----------   ---------   -----------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............    (790,403)     5,192,991      (349,809)    (4,509,275)     42,385    (1,335,868)
                              ---------     ----------     ---------    -----------   ---------   -----------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............    (778,853)     8,773,936       180,485      5,024,722      15,591    (1,298,043)
                              ---------     ----------     ---------    -----------   ---------   -----------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........   $(712,751)    $9,032,391     $  28,146    $ 3,331,967   $ (72,584)  $   912,996
                              =========     ==========     =========    ===========   =========   ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                                                            EQ/JPMORGAN
                            EQ/INTERMEDIATE  EQ/INTERNATIONAL EQ/INTERNATIONAL EQ/INVESCO      VALUE      EQ/LARGE CAP
                            GOVERNMENT BOND*  EQUITY INDEX*         ETF*       COMSTOCK*   OPPORTUNITIES* GROWTH INDEX*
                            ---------------- ---------------- ---------------- ----------  -------------- -------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............   $   533,457      $   647,822      $   113,801    $  486,216    $   97,334    $   196,489
 Expenses:
   Asset-based charges.....     1,900,624          212,127           64,043       314,000       128,061        236,535
                              -----------      -----------      -----------    ----------    ----------    -----------

NET INVESTMENT INCOME
 (LOSS)....................    (1,367,167)         435,695           49,758       172,216       (30,727)       (40,046)
                              -----------      -----------      -----------    ----------    ----------    -----------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..       115,695          244,509         (248,028)    1,094,910       385,541        461,416
   Net realized gain
    distribution from
    the Portfolios.........       112,774               --        2,412,419            --            --      2,444,282
                              -----------      -----------      -----------    ----------    ----------    -----------
 Net realized gain
   (loss) on investments...       228,469          244,509        2,164,391     1,094,910       385,541      2,905,698
                              -----------      -----------      -----------    ----------    ----------    -----------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............     1,236,403       (2,504,313)      (2,592,625)      (48,147)      743,865     (1,105,965)
                              -----------      -----------      -----------    ----------    ----------    -----------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............     1,464,872       (2,259,804)        (428,234)    1,046,763     1,129,406      1,799,733
                              -----------      -----------      -----------    ----------    ----------    -----------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........   $    97,705      $(1,824,109)     $  (378,476)   $1,218,979    $1,098,679    $ 1,759,687
                              ===========      ===========      ===========    ==========    ==========    ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                              EQ/MFS                                       EQ/MORGAN
                            EQ/LARGE CAP EQ/LOW VOLATILITY INTERNATIONAL                     EQ/MONEY   STANLEY MID CAP
                            VALUE INDEX*    GLOBAL ETF*       GROWTH*    EQ/MID CAP INDEX*   MARKET*        GROWTH*
                            ------------ ----------------- ------------- ----------------- -----------  ---------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............  $  271,035      $116,866       $   255,852     $  303,393     $       119    $        --
 Expenses:
   Asset-based charges.....     200,134         3,147           360,770        429,152       1,585,817        743,626
                             ----------      --------       -----------     ----------     -----------    -----------

NET INVESTMENT INCOME
 (LOSS)....................      70,901       113,719          (104,918)      (125,759)     (1,585,698)      (743,626)
                             ----------      --------       -----------     ----------     -----------    -----------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..     869,098         2,421           407,564        800,326              (1)     1,316,167
   Net realized gain
    distribution from
    the Portfolios.........          --           290         1,062,396             --             238      6,473,719
                             ----------      --------       -----------     ----------     -----------    -----------
 Net realized gain
   (loss) on investments...     869,098         2,711         1,469,960        800,326             237      7,789,886
                             ----------      --------       -----------     ----------     -----------    -----------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............     534,367       236,470        (2,998,417)     1,619,018             285     (8,298,274)
                             ----------      --------       -----------     ----------     -----------    -----------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............   1,403,465       239,181        (1,528,457)     2,419,344             522       (508,388)
                             ----------      --------       -----------     ----------     -----------    -----------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........  $1,474,366      $352,900       $(1,633,375)    $2,293,585     $(1,585,176)   $(1,252,014)
                             ==========      ========       ===========     ==========     ===========    ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                                            EQ/PIMCO
                              EQ/NATURAL    EQ/OPPENHEIMER EQ/PIMCO GLOBAL ULTRA SHORT EQ/QUALITY EQ/REAL ESTATE
                            RESOURCES PLUS*    GLOBAL*      REAL RETURN*      BOND*    BOND PLUS*     PLUS*
                            --------------- -------------- --------------- ----------- ---------- --------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............   $    92,439     $ 196,295       $199,972      $ 101,754  $ 253,312     $325,279
 Expenses:
   Asset-based charges.....        14,714       488,673         39,260        369,079    353,830       50,904
                              -----------     ---------       --------      ---------  ---------     --------

NET INVESTMENT INCOME
 (LOSS)....................        77,725      (292,378)       160,712       (267,325)  (100,518)     274,375
                              -----------     ---------       --------      ---------  ---------     --------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..          (890)      892,913          5,368        (59,119)     9,364       61,552
   Net realized gain
    distribution from
    the Portfolios.........        55,110            --             --             --         --       58,234
                              -----------     ---------       --------      ---------  ---------     --------
 Net realized gain
   (loss) on investments...        54,220       892,913          5,368        (59,119)     9,364      119,786
                              -----------     ---------       --------      ---------  ---------     --------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............    (1,068,508)     (576,296)       (17,123)       (68,972)   412,117        4,949
                              -----------     ---------       --------      ---------  ---------     --------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............    (1,014,288)      316,617        (11,755)      (128,091)   421,481      124,735
                              -----------     ---------       --------      ---------  ---------     --------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........   $  (936,563)    $  24,239       $148,957      $(395,416) $ 320,963     $399,110
                              ===========     =========       ========      =========  =========     ========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                            EQ/T. ROWE                                    FEDERATED
                               EQ/SMALL    PRICE GROWTH EQ/UBS GROWTH & EQ/WELLS FARGO HIGH INCOME BOND    FEDERATED
                            COMPANY INDEX*    STOCK*        INCOME*     OMEGA GROWTH*      FUND II      KAUFMANN FUND II
                            -------------- ------------ --------------- -------------- ---------------- ----------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............  $   191,958   $        --     $ 32,787      $        --      $  79,217         $    --
 Expenses:
   Asset-based charges.....      304,842     1,025,080       78,360        1,263,609         34,224           3,145
                             -----------   -----------     --------      -----------      ---------         -------

NET INVESTMENT INCOME
 (LOSS)....................     (112,884)   (1,025,080)     (45,573)      (1,263,609)        44,993          (3,145)
                             -----------   -----------     --------      -----------      ---------         -------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..      566,005     2,716,127      287,937          590,416         (4,417)           (289)
   Net realized gain
    distribution from
    the Portfolios.........    2,077,625            --           --       10,956,247             --          11,471
                             -----------   -----------     --------      -----------      ---------         -------
 Net realized gain
   (loss) on investments...    2,643,630     2,716,127      287,937       11,546,663         (4,417)         11,182
                             -----------   -----------     --------      -----------      ---------         -------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............   (1,710,335)    3,466,036      392,244       (8,048,207)      (101,127)         22,586
                             -----------   -----------     --------      -----------      ---------         -------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............      933,295     6,182,163      680,181        3,498,456       (105,544)         33,768
                             -----------   -----------     --------      -----------      ---------         -------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........  $   820,411   $ 5,157,083     $634,608      $ 2,234,847      $ (60,551)        $30,623
                             ===========   ===========     ========      ===========      =========         =======

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                            FIDELITY(R) VIP  FIDELITY(R) VIP FIDELITY(R) VIP FIDELITY(R) VIP FIDELITY(R) VIP FIDELITY(R) VIP
                             ASSET MANAGER:   CONTRAFUND(R)   FREEDOM 2015    FREEDOM 2020    FREEDOM 2025    FREEDOM 2030
                            GROWTH PORTFOLIO    PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO
                            ---------------- --------------- --------------- --------------- --------------- ---------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............     $  7,322       $  761,935       $ 11,655         $ 9,979         $12,940         $11,249
 Expenses:
   Asset-based charges.....       17,153        1,261,466         13,095          10,552          12,592           8,905
                                --------       ----------       --------         -------         -------         -------

NET INVESTMENT INCOME
 (LOSS)....................       (9,831)        (499,531)        (1,440)           (573)            348           2,344
                                --------       ----------       --------         -------         -------         -------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..      109,204        2,733,272         25,817          16,367          22,420          13,008
   Net realized gain
    distribution from
    the Portfolios.........          772        2,121,521         15,330          13,167          18,253          13,881
                                --------       ----------       --------         -------         -------         -------
 Net realized gain
   (loss) on investments...      109,976        4,854,793         41,147          29,534          40,673          26,889
                                --------       ----------       --------         -------         -------         -------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............      (50,634)       4,301,060        (10,486)         (6,699)         (8,702)         (4,445)
                                --------       ----------       --------         -------         -------         -------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............       59,342        9,155,853         30,661          22,835          31,971          22,444
                                --------       ----------       --------         -------         -------         -------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........     $ 49,511       $8,656,322       $ 29,221         $22,262         $32,319         $24,788
                                ========       ==========       ========         =======         =======         =======

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                                              FIRST TRUST/DOW
                                                                 FIRST TRUST  JONES DIVIDEND &    FRANKLIN
                                                FIDELITY(R) VIP  MULTI INCOME      INCOME      FOUNDING FUNDS
                            FIDELITY(R) VIP MID STRATEGIC INCOME  ALLOCATION     ALLOCATION    ALLOCATION VIP FRANKLIN INCOME
                               CAP PORTFOLIO       PORTFOLIO     PORTFOLIO(2)    PORTFOLIO          FUND         VIP FUND
                            ------------------- ---------------- ------------ ---------------- -------------- ---------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............     $    8,962         $1,572,423      $ 3,476        $ 59,234       $ 416,696      $ 2,281,082
 Expenses:
   Asset-based charges.....        556,600            641,978        1,867          86,944         217,551          690,345
                                ----------         ----------      -------        --------       ---------      -----------

NET INVESTMENT INCOME
 (LOSS)....................       (547,638)           930,445        1,609         (27,710)        199,145        1,590,737
                                ----------         ----------      -------        --------       ---------      -----------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..        399,230           (118,461)      (2,743)         63,583        (150,632)         507,957
   Net realized gain
    distribution from
    the Portfolios.........        892,213            629,917           --              --          12,710               --
                                ----------         ----------      -------        --------       ---------      -----------
 Net realized gain
   (loss) on investments...      1,291,443            511,456       (2,743)         63,583        (137,922)         507,957
                                ----------         ----------      -------        --------       ---------      -----------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............      1,153,969           (925,815)       4,244         534,137        (178,600)      (1,930,059)
                                ----------         ----------      -------        --------       ---------      -----------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............      2,445,412           (414,359)       1,501         597,720        (316,522)      (1,422,102)
                                ----------         ----------      -------        --------       ---------      -----------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........     $1,897,774         $  516,086      $ 3,110        $570,010       $(117,377)     $   168,635
                                ==========         ==========      =======        ========       =========      ===========

-----------
The accompanying notes are an integral part of these financial statements.
(2)Units were made available on June 13, 2014.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                                                                  GUGGENHEIM VT
                                FRANKLIN      FRANKLIN RISING     FRANKLIN       GOLDMAN SACHS       GLOBAL       GUGGENHEIM VT
                            MUTUAL SHARES VIP    DIVIDENDS    STRATEGIC INCOME VIT MID CAP VALUE MANAGED FUTURES   MULTI-HEDGE
                                  FUND           VIP FUND         VIP FUND           FUND         STRATEGY FUND  STRATEGIES FUND
                            ----------------- --------------- ---------------- ----------------- --------------- ---------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............     $244,524        $  374,121      $ 2,445,082       $   221,274       $     --        $     --
 Expenses:
   Asset-based charges.....      167,576           412,164          614,866           356,241         10,424          11,029
                                --------        ----------      -----------       -----------       --------        --------

NET INVESTMENT INCOME
 (LOSS)....................       76,948           (38,043)       1,830,216          (134,967)       (10,424)        (11,029)
                                --------        ----------      -----------       -----------       --------        --------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..      387,278           363,903         (298,189)          920,432         (6,829)          1,715
   Net realized gain
    distribution from
    the Portfolios.........       63,578           550,527          809,811         4,825,680             --              --
                                --------        ----------      -----------       -----------       --------        --------
 Net realized gain
   (loss) on investments...      450,856           914,430          511,622         5,746,112         (6,829)          1,715
                                --------        ----------      -----------       -----------       --------        --------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............       82,656         1,534,348       (2,473,435)       (2,947,657)       127,332          34,499
                                --------        ----------      -----------       -----------       --------        --------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............      533,512         2,448,778       (1,961,813)        2,798,455        120,503          36,214
                                --------        ----------      -----------       -----------       --------        --------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........     $610,460        $2,410,735      $  (131,597)      $ 2,663,488       $110,079        $ 25,185
                                ========        ==========      ===========       ===========       ========        ========

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                HARTFORD         HARTFORD
                                CAPITAL           GROWTH        INVESCO V.I.   INVESCO V.I.   INVESCO V.I.  INVESCO V.I.
                            APPRECIATION HLS OPPORTUNITIES HLS    AMERICAN     BALANCED-RISK   DIVERSIFIED  GLOBAL HEALTH
                                FUND(2)           FUND(2)      FRANCHISE FUND ALLOCATION FUND DIVIDEND FUND   CARE FUND
                            ---------------- ----------------- -------------- --------------- ------------- -------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............     $ 11,000          $   299        $      --       $     --      $  211,032     $     --
 Expenses:
   Asset-based charges.....        4,643            3,725            9,329         20,839         188,394        6,959
                                --------          -------        ---------       --------      ----------     --------

NET INVESTMENT INCOME
 (LOSS)....................        6,357           (3,426)          (9,329)       (20,839)         22,638       (6,959)
                                --------          -------        ---------       --------      ----------     --------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..       (5,245)          (3,638)         208,528          4,139         499,317      (51,659)
   Net realized gain
    distribution from
    the Portfolios.........       44,543           28,152               --        129,678              --       20,834
                                --------          -------        ---------       --------      ----------     --------
 Net realized gain
   (loss) on investments...       39,298           24,514          208,528        133,817         499,317      (30,825)
                                --------          -------        ---------       --------      ----------     --------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............      (29,020)          25,244         (178,311)       (72,210)        851,821       51,410
                                --------          -------        ---------       --------      ----------     --------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............       10,278           49,758           30,217         61,607       1,351,138       20,585
                                --------          -------        ---------       --------      ----------     --------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........     $ 16,635          $46,332        $  20,888       $ 40,768      $1,373,776     $ 13,626
                                ========          =======        =========       ========      ==========     ========

-----------
The accompanying notes are an integral part of these financial statements.
(2)Units were made available on June 13, 2014.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                            INVESCO V.I.                   INVESCO V.I.  INVESCO V.I. MID
                            GLOBAL REAL  INVESCO V.I. HIGH INTERNATIONAL CAP CORE EQUITY  INVESCO V.I. SMALL IVY FUNDS VIP
                            ESTATE FUND     YIELD FUND      GROWTH FUND        FUND        CAP EQUITY FUND   ASSET STRATEGY
                            ------------ ----------------- ------------- ---------------- ------------------ --------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............  $  873,011     $ 1,026,939     $   462,738     $       --       $        --      $   235,194
 Expenses:
   Asset-based charges.....     828,211         278,263         433,015        112,138           103,728          720,969
                             ----------     -----------     -----------     ----------       -----------      -----------

NET INVESTMENT INCOME
 (LOSS)....................      44,800         748,676          29,723       (112,138)         (103,728)        (485,775)
                             ----------     -----------     -----------     ----------       -----------      -----------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..     571,814         102,692         651,290        156,557           749,987          663,735
   Net realized gain
    distribution from
    the Portfolios.........          --              --              --        961,363           670,607        6,234,154
                             ----------     -----------     -----------     ----------       -----------      -----------
 Net realized gain
   (loss) on investments...     571,814         102,692         651,290      1,117,920         1,420,594        6,897,889
                             ----------     -----------     -----------     ----------       -----------      -----------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............   5,846,284      (1,077,208)     (1,255,617)      (822,807)       (1,179,031)      (9,772,203)
                             ----------     -----------     -----------     ----------       -----------      -----------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............   6,418,098        (974,516)       (604,327)       295,113           241,563       (2,874,314)
                             ----------     -----------     -----------     ----------       -----------      -----------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........  $6,462,898     $  (225,840)    $  (574,604)    $  182,975       $   137,835      $(3,360,089)
                             ==========     ===========     ===========     ==========       ===========      ===========

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                        IVY FUNDS
                            IVY FUNDS VIP               VIP GLOBAL                     IVY FUNDS VIP
                              DIVIDEND     IVY FUNDS     NATURAL    IVY FUNDS VIP HIGH     MICRO     IVY FUNDS VIP MID
                            OPPORTUNITIES  VIP ENERGY   RESOURCES         INCOME        CAP GROWTH      CAP GROWTH
                            ------------- -----------  -----------  ------------------ ------------- -----------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............  $  170,172   $        --  $        --     $ 4,611,918       $      --      $       --
 Expenses:
   Asset-based charges.....     218,456       399,727      193,724       1,467,315          14,452         505,028
                             ----------   -----------  -----------     -----------       ---------      ----------

NET INVESTMENT INCOME
 (LOSS)....................     (48,284)     (399,727)    (193,724)      3,144,603         (14,452)       (505,028)
                             ----------   -----------  -----------     -----------       ---------      ----------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..     443,676       883,908     (242,028)        911,826        (172,266)        713,127
   Net realized gain
    distribution from
    the Portfolios.........   1,141,610       838,772           --         695,784         121,351       2,077,049
                             ----------   -----------  -----------     -----------       ---------      ----------
 Net realized gain
   (loss) on investments...   1,585,286     1,722,680     (242,028)      1,607,610         (50,915)      2,790,176
                             ----------   -----------  -----------     -----------       ---------      ----------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............    (321,025)   (5,889,354)  (1,595,721)     (5,092,716)        (34,709)        (23,845)
                             ----------   -----------  -----------     -----------       ---------      ----------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............   1,264,261    (4,166,674)  (1,837,749)     (3,485,106)        (85,624)      2,766,331
                             ----------   -----------  -----------     -----------       ---------      ----------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........  $1,215,977   $(4,566,401) $(2,031,473)    $  (340,503)      $(100,076)     $2,261,303
                             ==========   ===========  ===========     ===========       =========      ==========

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                                                          JANUS ASPEN       LAZARD
                                                                           JANUS ASPEN      SERIES        RETIREMENT
                               IVY FUNDS      IVY FUNDS     JANUS ASPEN      SERIES     INTECH U.S. LOW    EMERGING
                            VIP SCIENCE AND VIP SMALL CAP SERIES BALANCED FLEXIBLE BOND   VOLATILITY    MARKETS EQUITY
                              TECHNOLOGY       GROWTH        PORTFOLIO      PORTFOLIO      PORTFOLIO      PORTFOLIO
                            --------------- ------------- --------------- ------------- --------------- --------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............   $        --    $        --     $ 30,133       $ 45,149        $ 6,088      $ 1,315,954
 Expenses:
   Asset-based charges.....       626,323        229,100       19,866         13,882          6,718        1,060,093
                              -----------    -----------     --------       --------        -------      -----------

NET INVESTMENT INCOME
 (LOSS)....................      (626,323)      (229,100)      10,267         31,267           (630)         255,861
                              -----------    -----------     --------       --------        -------      -----------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..     2,226,005        468,269          742          4,526          3,219           44,937
   Net realized gain
    distribution from
    the Portfolios.........     3,414,523      1,856,911       28,571             --            444          698,880
                              -----------    -----------     --------       --------        -------      -----------
 Net realized gain
   (loss) on investments...     5,640,528      2,325,180       29,313          4,526          3,663          743,817
                              -----------    -----------     --------       --------        -------      -----------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............    (4,236,598)    (2,028,419)      73,780        (20,590)        94,437       (5,801,294)
                              -----------    -----------     --------       --------        -------      -----------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............     1,403,930        296,761      103,093        (16,064)        98,100       (5,057,477)
                              -----------    -----------     --------       --------        -------      -----------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........   $   777,607    $    67,661     $113,360       $ 15,203        $97,470      $(4,801,616)
                              ===========    ===========     ========       ========        =======      ===========

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                            LORD ABBETT   LORD ABBETT    LORD ABBETT
                              SERIES         SERIES        SERIES
                            FUND - BOND  FUND - CLASSIC FUND - GROWTH     MFS(R)      MFS(R) INVESTORS
                             DEBENTURE       STOCK      OPPORTUNITIES  INTERNATIONAL       GROWTH      MFS(R) INVESTORS
                             PORTFOLIO     PORTFOLIO      PORTFOLIO   VALUE PORTFOLIO   STOCK SERIES     TRUST SERIES
                            -----------  -------------- ------------- --------------- ---------------- ----------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios............. $ 1,541,202    $  34,553      $      --     $ 1,510,964       $ 23,546        $  56,240
 Expenses:
   Asset-based charges.....     344,736       62,934         40,894       1,130,149        118,094          102,393
                            -----------    ---------      ---------     -----------       --------        ---------

NET INVESTMENT INCOME
 (LOSS)....................   1,196,466      (28,381)       (40,894)        380,815        (94,548)         (46,153)
                            -----------    ---------      ---------     -----------       --------        ---------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..      59,571      122,253         22,387       1,464,097        189,227          274,942
   Net realized gain
    distribution from
    the Portfolios.........     836,659      587,627        673,216              --        475,556          571,320
                            -----------    ---------      ---------     -----------       --------        ---------
 Net realized gain
   (loss) on investments...     896,230      709,880        695,603       1,464,097        664,783          846,262
                            -----------    ---------      ---------     -----------       --------        ---------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............  (1,713,106)    (349,304)      (508,618)     (2,467,264)       210,055         (141,934)
                            -----------    ---------      ---------     -----------       --------        ---------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............    (816,876)     360,576        186,985      (1,003,167)       874,838          704,328
                            -----------    ---------      ---------     -----------       --------        ---------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS........... $   379,590    $ 332,195      $ 146,091     $  (622,352)      $780,290        $ 658,175
                            ===========    =========      =========     ===========       ========        =========

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                                                                   MULTIMANAGER
                            MFS(R) RESEARCH MFS(R) TECHNOLOGY MFS(R) UTILITIES                      AGGRESSIVE  MULTIMANAGER
                                SERIES          PORTFOLIO          SERIES      MFS(R) VALUE SERIES   EQUITY*     CORE BOND*
                            --------------- ----------------- ---------------- ------------------- ------------ ------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............     $ 2,719        $       --        $  644,703         $ 19,593        $   10,703   $1,943,811
 Expenses:
   Asset-based charges.....       4,701           180,495           441,520           14,434           146,821    1,404,775
                                -------        ----------        ----------         --------        ----------   ----------

NET INVESTMENT INCOME
 (LOSS)....................      (1,982)         (180,495)          203,183            5,159          (136,118)     539,036
                                -------        ----------        ----------         --------        ----------   ----------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..      (1,229)          777,175           948,737             (517)          633,625     (632,779)
   Net realized gain
    distribution from
    the Portfolios.........      35,886           264,196         1,242,671           45,969                --      992,860
                                -------        ----------        ----------         --------        ----------   ----------
 Net realized gain
   (loss) on investments...      34,657         1,041,371         2,191,408           45,452           633,625      360,081
                                -------        ----------        ----------         --------        ----------   ----------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............       8,990           249,457           126,926           83,254           371,287      958,728
                                -------        ----------        ----------         --------        ----------   ----------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............      43,647         1,290,828         2,318,334          128,706         1,004,912    1,318,809
                                -------        ----------        ----------         --------        ----------   ----------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........     $41,665        $1,110,333        $2,521,517         $133,865        $  868,794   $1,857,845
                                =======        ==========        ==========         ========        ==========   ==========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                                           NEUBERGER      NEUBERGER
                                                                        BERMAN ABSOLUTE    BERMAN
                                                                            RETURN      INTERNATIONAL  PIMCO COMMODITY
                             MULTIMANAGER    MULTIMANAGER  MULTIMANAGER  MULTI-MANAGER     EQUITY       REAL RETURN(R)
                            MID CAP GROWTH* MID CAP VALUE* TECHNOLOGY*   PORTFOLIO(2)   PORTFOLIO(2)  STRATEGY PORTFOLIO
                            --------------- -------------- ------------ --------------- ------------- ------------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............   $       --       $ 40,826     $       --      $    --       $  2,054       $    58,409
 Expenses:
   Asset-based charges.....      176,450        120,207        116,852        1,980          3,075           314,734
                              ----------       --------     ----------      -------       --------       -----------

NET INVESTMENT INCOME
 (LOSS)....................     (176,450)       (79,381)      (116,852)      (1,980)        (1,021)         (256,325)
                              ----------       --------     ----------      -------       --------       -----------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..      (41,701)       272,516        478,420            6         (3,596)       (1,076,609)
   Net realized gain
    distribution from
    the Portfolios.........    1,474,278             --        660,189           --             --                --
                              ----------       --------     ----------      -------       --------       -----------
 Net realized gain
   (loss) on investments...    1,432,577        272,516      1,138,609            6         (3,596)       (1,076,609)
                              ----------       --------     ----------      -------       --------       -----------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............     (791,082)       126,339        (91,402)       3,946        (10,796)       (3,389,817)
                              ----------       --------     ----------      -------       --------       -----------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............      641,495        398,855      1,047,207        3,952        (14,392)       (4,466,426)
                              ----------       --------     ----------      -------       --------       -----------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........   $  465,045       $319,474     $  930,355      $ 1,972       $(15,413)      $(4,722,751)
                              ==========       ========     ==========      =======       ========       ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(2)Units were made available for sale on June 13, 2014.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                          PIMCO GLOBAL
                            PIMCO EMERGING  PIMCO GLOBAL  MULTI-ASSET   PIMCO REAL  PIMCO TOTAL
                             MARKETS BOND  BOND PORTFOLIO   MANAGED       RETURN      RETURN     PROFUND
                              PORTFOLIO      (UNHEDGED)    PORTFOLIO    PORTFOLIO    PORTFOLIO   VP BEAR
                            -------------- -------------- ------------ -----------  ----------- ---------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............   $ 978,927       $  6,247      $ 2,213    $   868,618  $2,703,132  $      --
 Expenses:
   Asset-based charges.....     277,780          3,010          676        979,651   1,843,812      7,807
                              ---------       --------      -------    -----------  ----------  ---------

NET INVESTMENT INCOME
 (LOSS)....................     701,147          3,237        1,537       (111,033)    859,320     (7,807)
                              ---------       --------      -------    -----------  ----------  ---------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..    (270,528)           228          861     (1,466,844)   (522,142)  (122,981)
   Net realized gain
    distribution from
    the Portfolios.........     394,835         15,711           --             --          --         --
                              ---------       --------      -------    -----------  ----------  ---------
 Net realized gain
   (loss) on investments...     124,307         15,939          861     (1,466,844)   (522,142)  (122,981)
                              ---------       --------      -------    -----------  ----------  ---------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............    (950,167)       (35,281)      (2,270)     2,467,619   2,921,919     48,276
                              ---------       --------      -------    -----------  ----------  ---------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............    (825,860)       (19,342)      (1,409)     1,000,775   2,399,777    (74,705)
                              ---------       --------      -------    -----------  ----------  ---------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........   $(124,713)      $(16,105)     $   128    $   889,742  $3,259,097  $ (82,512)
                              =========       ========      =======    ===========  ==========  =========

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                                          QS LEGG MASON                      SEI VP
                                             PUTNAM VT      PUTNAM VT        DYNAMIC                      CONSERVATIVE
                             PROFUND VP      ABSOLUTE      DIVERSIFIED    MULTI-STRATEGY  SEI VP BALANCED   STRATEGY
                            BIOTECHNOLOGY RETURN 500 FUND INCOME FUND(2) VIT PORTFOLIO(2)  STRATEGY FUND      FUND
                            ------------- --------------- -------------- ---------------- --------------- ------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............  $       --       $    --        $     --        $ 8,527         $ 54,650       $ 83,587
 Expenses:
   Asset-based charges.....     423,611         2,595           5,118          2,022           14,740         39,528
                             ----------       -------        --------        -------         --------       --------

NET INVESTMENT INCOME
 (LOSS)....................    (423,611)       (2,595)         (5,118)         6,505           39,910         44,059
                             ----------       -------        --------        -------         --------       --------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..   2,696,058           943          (4,771)            91            5,767          8,390
   Net realized gain
    distribution from
    the Portfolios.........   2,017,922           622              --             --            1,228          1,177
                             ----------       -------        --------        -------         --------       --------
 Net realized gain
   (loss) on investments...   4,713,980         1,565          (4,771)            91            6,995          9,567
                             ----------       -------        --------        -------         --------       --------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............   2,977,021        10,253         (25,475)        (4,172)         (42,075)       (29,697)
                             ----------       -------        --------        -------         --------       --------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............   7,691,001        11,818         (30,246)        (4,081)         (35,080)       (20,130)
                             ----------       -------        --------        -------         --------       --------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........  $7,267,390       $ 9,223        $(35,364)       $ 2,424         $  4,830       $ 23,929
                             ==========       =======        ========        =======         ========       ========

-----------
The accompanying notes are an integral part of these financial statements.
(2)Units were made available for sale on June 13, 2014.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                               SEI VP        SEI VP                     T. ROWE PRICE  T. ROWE PRICE     TEMPLETON
                            MARKET GROWTH  MARKET PLUS  SEI VP MODERATE EQUITY INCOME HEALTH SCIENCES    DEVELOPING
                            STRATEGY FUND STRATEGY FUND  STRATEGY FUND  PORTFOLIO-II   PORTFOLIO-II   MARKETS VIP FUND
                            ------------- ------------- --------------- ------------- --------------- ----------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............   $130,864      $ 26,701       $113,736        $14,341      $        --      $ 123,209
 Expenses:
   Asset-based charges.....     43,831         9,479         28,058         10,330          755,630        119,316
                              --------      --------       --------        -------      -----------      ---------

NET INVESTMENT INCOME
 (LOSS)....................     87,033        17,222         85,678          4,011         (755,630)         3,893
                              --------      --------       --------        -------      -----------      ---------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..     10,561        17,604          2,747          2,735        3,381,993       (218,605)
   Net realized gain
    distribution from
    the Portfolios.........      4,673         2,453          5,513             --        5,413,325             --
                              --------      --------       --------        -------      -----------      ---------
 Net realized gain
   (loss) on investments...     15,234        20,057          8,260          2,735        8,795,318       (218,605)
                              --------      --------       --------        -------      -----------      ---------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............    (42,941)      (12,329)       (45,107)        37,801        6,257,655       (677,703)
                              --------      --------       --------        -------      -----------      ---------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............    (27,707)        7,728        (36,847)        40,536       15,052,973       (896,308)
                              --------      --------       --------        -------      -----------      ---------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........   $ 59,326      $ 24,950       $ 48,831        $44,547      $14,297,343      $(892,415)
                              ========      ========       ========        =======      ===========      =========

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF OPERATIONS (CONCLUDED)

FOR THE YEAR ENDED DECEMBER 31, 2014

                                                                                            VAN ECK VIP
                                                TEMPLETON                    VAN ECK VIP   UNCONSTRAINED
                               TEMPLETON     GLOBAL BOND VIP    TEMPLETON    GLOBAL HARD  EMERGING MARKETS
                            FOREIGN VIP FUND      FUND       GROWTH VIP FUND ASSETS FUND     BOND FUND
                            ---------------- --------------- --------------- -----------  ----------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the
    Portfolios.............   $   177,383      $ 5,879,942      $  30,462    $        --      $  1,220
 Expenses:
   Asset-based charges.....       141,426        1,715,938         31,916        511,123         1,977
                              -----------      -----------      ---------    -----------      --------

NET INVESTMENT INCOME
 (LOSS)....................        35,957        4,164,004         (1,454)      (511,123)         (757)
                              -----------      -----------      ---------    -----------      --------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
   Net realized gain
    (loss) on investments..       290,811         (705,909)       140,531       (773,722)         (494)
   Net realized gain
    distribution from
    the Portfolios.........            --               --             --             --         1,950
                              -----------      -----------      ---------    -----------      --------
 Net realized gain
   (loss) on investments...       290,811         (705,909)       140,531       (773,722)        1,456
                              -----------      -----------      ---------    -----------      --------

 Net change in
   unrealized
   appreciation
   (depreciation) of
   investments.............    (1,623,813)      (3,406,769)      (251,189)    (6,663,141)      (19,434)
                              -----------      -----------      ---------    -----------      --------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS............    (1,333,002)      (4,112,678)      (110,658)    (7,436,863)      (17,978)
                              -----------      -----------      ---------    -----------      --------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS...........   $(1,297,045)     $    51,326      $(112,112)   $(7,947,986)     $(18,735)
                              ===========      ===========      =========    ===========      ========

-----------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                              ALL ASSET
                       7TWELVE(TM) BALANCED     ALL ASSET AGGRESSIVE-        AGGRESSIVE-
                             PORTFOLIO               ALT 25*(B)              ALT 50*(C)
                     ------------------------  ----------------------  ----------------------
                         2014         2013        2014        2013        2014        2013
                     -----------  -----------  ----------  ----------  ----------  ----------
INCREASE (DECREASE)
 IN NET ASSETS
FROM OPERATIONS:
 Net investment
   income (loss).... $  (831,988) $  (411,829) $   30,343  $   14,328  $  120,166  $  109,169
 Net realized gain
   (loss) on
   investments......     823,490      464,863     114,121      18,273         936          --
 Net change in
   unrealized
   appreciation
   (depreciation)
   of investments...  (2,067,253)   2,217,398    (166,724)    102,180     (54,929)   (125,012)
                     -----------  -----------  ----------  ----------  ----------  ----------
 Net Increase
   (decrease) in
   net assets
   resulting from
   operations.......  (2,075,751)   2,270,432     (22,260)    134,781      66,173     (15,843)
                     -----------  -----------  ----------  ----------  ----------  ----------

FROM CONTRACTOWNERS
 TRANSACTIONS:
 Payments received
   from
   contractowners...  34,566,738   35,844,897   3,745,226   1,862,571     168,821      17,773
 Transfers between
   Variable
   Investment
   Options
   including
   guaranteed
   interest
   account, net.....   1,357,061    1,952,932   1,008,258     244,682     123,855          --
 Redemptions for
   contract
   benefits and
   terminations.....  (2,094,208)  (1,382,322)    (61,764)     (3,037)     (7,174)         --
 Contract
   maintenance
   charges..........     (13,856)      (5,708)       (795)        (18)         --          --
                     -----------  -----------  ----------  ----------  ----------  ----------
 Net increase
   (decrease) in
   net assets
   resulting from
   contractowner
   transactions.....  33,815,735   36,409,799   4,690,925   2,104,198     285,502      17,773
                     -----------  -----------  ----------  ----------  ----------  ----------
 Net increase
   (decrease) in
   amount retained
   by AXA Equitable
   in Separate
   Account No. 70...         650        2,749         200         101          --   4,000,001
                     -----------  -----------  ----------  ----------  ----------  ----------

NET INCREASE
 (DECREASE) IN NET
 ASSETS.............  31,740,634   38,682,980   4,668,865   2,239,080     351,675   4,001,931
NET ASSETS --
 BEGINNING OF YEAR
 OR PERIOD..........  56,711,313   18,028,333   2,239,080          --   4,001,931          --
                     -----------  -----------  ----------  ----------  ----------  ----------

NET ASSETS -- END
 OF YEAR OR PERIOD.. $88,451,947  $56,711,313  $6,907,945  $2,239,080  $4,353,606  $4,001,931
                     ===========  ===========  ==========  ==========  ==========  ==========
CHANGES IN UNITS
 (000'S):
UNIT ACTIVITY CLASS
 B
 Issued.............          --           --         483         214          30           2
 Redeemed...........          --           --         (55)        (12)         (2)         --
                     -----------  -----------  ----------  ----------  ----------  ----------
 Net Increase
   (Decrease).......          --           --         428         202          28           2
                     ===========  ===========  ==========  ==========  ==========  ==========
UNIT ACTIVITY
 COMMON SHARES
 Issued.............       4,000        3,936          --          --          --          --
 Redeemed...........        (864)        (552)         --          --          --          --
                     -----------  -----------  ----------  ----------  ----------  ----------
 Net Increase
   (Decrease).......       3,136        3,384          --          --          --          --
                     ===========  ===========  ==========  ==========  ==========  ==========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(b)Units were made available on February 19, 2013.
(c)Units were made available on November 18, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                             ALL ASSET
                            ALL ASSET               ALL ASSET                MODERATE
                      AGGRESSIVE-ALT 75*(C)     GROWTH-ALT 20*(A)        GROWTH-ALT 15*(B)
                     ----------------------  -----------------------  ----------------------
                        2014        2013         2014        2013        2014        2013
                     ----------  ----------  -----------  ----------  ----------  ----------
INCREASE (DECREASE)
 IN NET ASSETS
FROM OPERATIONS:
 Net investment
   income (loss).... $  138,735  $  109,699  $    17,803  $   14,037  $   65,153  $   17,963
 Net realized gain
   (loss) on
   investments......        458          --      364,776     583,034      89,718      17,449
 Net change in
   unrealized
   appreciation
   (depreciation)
   of investments...   (147,407)   (176,405)    (291,122)    324,925    (156,869)     54,599
                     ----------  ----------  -----------  ----------  ----------  ----------

 Net Increase
   (decrease) in
   net assets
   resulting from
   operations.......     (8,214)    (66,706)      91,457     921,996      (1,998)     90,011
                     ----------  ----------  -----------  ----------  ----------  ----------

FROM CONTRACTOWNERS
 TRANSACTIONS:
 Payments received
   from
   contractowners...    439,900      15,000    3,679,625   3,554,574   5,975,031   3,180,747
 Transfers from
   Separate Account
   No. 49...........         --          --           --   5,229,199          --          --
 Transfers between
   Variable
   Investment
   Options
   including
   guaranteed
   interest
   account, net.....     33,828          --     (452,149)   (396,672)    691,460    (639,212)
 Redemptions for
   contract
   benefits and
   terminations.....     (3,006)         --     (638,358)   (414,504)   (346,967)    (21,328)
 Contract
   maintenance
   charges..........         --          --       (2,946)     (2,089)     (1,108)         --
                     ----------  ----------  -----------  ----------  ----------  ----------

 Net increase
   (decrease) in
   net assets
   resulting from
   contractowner
   transactions.....    470,722      15,000    2,586,172   7,970,508   6,318,416   2,520,207
                     ----------  ----------  -----------  ----------  ----------  ----------

 Net increase
   (decrease) in
   amount retained
   by AXA Equitable
   in Separate
   Account No. 70...         --   3,999,999           --          --         249         101
                     ----------  ----------  -----------  ----------  ----------  ----------

NET INCREASE
 (DECREASE) IN NET
 ASSETS.............    462,508   3,948,293    2,677,629   8,892,504   6,316,667   2,610,319
NET ASSETS --
 BEGINNING OF YEAR
 OR PERIOD..........  3,948,293          --    9,868,324     975,820   2,610,319          --
                     ----------  ----------  -----------  ----------  ----------  ----------

NET ASSETS -- END
 OF YEAR OR PERIOD.. $4,410,801  $3,948,293  $12,545,953  $9,868,324  $8,926,986  $2,610,319
                     ==========  ==========  ===========  ==========  ==========  ==========
CHANGES IN UNITS
 (000'S):
UNIT ACTIVITY
 CLASS A
 Issued.............         --          --          303         339          --          --
 Transferred from
   Separate Account
   No. 49...........         --          --           --         430          --          --
 Redeemed...........         --          --         (117)       (129)         --          --
                     ----------  ----------  -----------  ----------  ----------  ----------
 Net Increase
   (Decrease).......         --          --          186         640          --          --
                     ==========  ==========  ===========  ==========  ==========  ==========

UNIT ACTIVITY CLASS
 B
 Issued.............         48           2           --          --         631         354
 Redeemed...........         (2)         --           --          --         (46)       (109)
                     ----------  ----------  -----------  ----------  ----------  ----------
 Net Increase
   (Decrease).......         46           2           --          --         585         245
                     ==========  ==========  ===========  ==========  ==========  ==========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(b)Units were made available on February 19, 2013.
(c)Units were made available on November 18, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                            ALLIANCEBERNSTEIN
                                                   VPS            ALLIANCEBERNSTEIN  ALLIANCEBERNSTEIN    ALLIANCEBERNSTEIN
                                             BALANCED WEALTH     VPS GLOBAL THEMATIC  VPS GROWTH AND      VPS INTERNATIONAL
                                                STRATEGY               GROWTH             INCOME               GROWTH
                                             PORTFOLIO**(A)        PORTFOLIO**(L)     PORTFOLIO**(L)       PORTFOLIO**(A)
                                         ----------------------  ------------------- ----------------- ----------------------
                                            2014        2013            2014               2014           2014        2013
                                         ----------  ----------  ------------------- ----------------- ----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $   51,740  $   41,144       $     (8)           $   (9)      $ (117,138) $  (42,287)
 Net realized gain (loss) on investments    970,089     118,719             --                 8           89,106      13,715
 Net change in unrealized appreciation
   (depreciation) of investments........   (735,266)    529,485           (152)               84         (240,800)    741,582
                                         ----------  ----------       --------            ------       ----------  ----------

 Net Increase (decrease) in net assets
   resulting from operations............    286,563     689,348           (160)               83         (268,832)    713,010
                                         ----------  ----------       --------            ------       ----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..    320,306     518,849         18,000             3,742        1,838,907   1,496,016
 Transfers from Separate Account No. 49.         --   3,080,327             --                --               --   4,810,664
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................   (510,910)    103,654             --             1,167          (30,736)    121,500
 Redemptions for contract benefits and
   terminations.........................   (364,283)   (431,829)            --                --         (334,103)   (203,572)
 Contract maintenance charges...........       (591)       (589)            --                --           (1,168)       (993)
                                         ----------  ----------       --------            ------       ----------  ----------

 Net increase (decrease) in net assets
   resulting from contractowner
   transactions.........................   (555,478)  3,270,412         18,000             4,909        1,472,900   6,223,615
                                         ----------  ----------       --------            ------       ----------  ----------

 Net increase (decrease) in amount
   retained by AXA Equitable in
   Separate Account No. 70..............         --          --             25                25               --          --
                                         ----------  ----------       --------            ------       ----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS...   (268,915)  3,959,760         17,865             5,017        1,204,068   6,936,625
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................  5,367,215   1,407,455             --                --        7,506,352     569,727
                                         ----------  ----------       --------            ------       ----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD..... $5,098,300  $5,367,215       $ 17,865            $5,017       $8,710,420  $7,506,352
                                         ==========  ==========       ========            ======       ==========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS B
 Issued.................................         33          81              2                 1              196         182
 Transferred from Separate Account
   No. 49...............................         --         263             --                --               --         455
 Redeemed...............................        (72)        (65)            --                (1)             (74)        (54)
                                         ----------  ----------       --------            ------       ----------  ----------
 Net Increase (Decrease)................        (39)        279              2                --              122         583
                                         ==========  ==========       ========            ======       ==========  ==========

-----------
The accompanying notes are an integral part of these financial statements.
** Denotes Variable Investment Options that invest in shares of a Portfolio of AllianceBernstein Variable Product Series Fund, Inc., an affiliate of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(l)Units were made available for sale on September 22, 2014.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                                   AMERICAN CENTURY      AMERICAN CENTURY
                                    ALLIANCEBERNSTEIN VPS  ALLIANCEBERNSTEIN VPS     VP INFLATION            VP LARGE
                                    REAL ESTATE INVESTMENT  SMALL/MID CAP VALUE       PROTECTION              COMPANY
                                        PORTFOLIO**(L)        PORTFOLIO**(L)           FUND(C)              VALUE(A)(C)
                                    ---------------------- --------------------- -------------------  ----------------------
                                             2014                  2014             2014       2013      2014        2013
                                    ---------------------- --------------------- ----------  -------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)......        $   (117)             $   (252)       $    2,612  $   (51) $   (3,932) $   (1,146)
 Net realized gain (loss) on
   investments.....................               7                     1             7,857       (1)    190,582     306,055
 Net change in unrealized
   appreciation (depreciation) of
   investments.....................           2,532                 3,988           (36,864)    (349)     68,190     238,882
                                           --------              --------        ----------  -------  ----------  ----------
 Net Increase (decrease) in net
   assets resulting from operations           2,422                 3,737           (26,395)    (401)    254,840     543,791
                                           --------              --------        ----------  -------  ----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from
   contractowners..................          98,241                52,567         1,501,446   83,864      58,666      85,899
 Transfers from Separate Account
   No. 49..........................              --                    --                --       --          --   1,608,903
 Transfers between Variable
   Investment Options including
   guaranteed interest account, net           3,010                90,834           675,596       --      40,574     182,098
 Redemptions for contract benefits
   and terminations................              --                  (777)          (64,541)    (473)   (127,692)    (65,748)
 Contract maintenance charges......              --                    --                --       --        (396)       (452)
                                           --------              --------        ----------  -------  ----------  ----------

 Net increase (decrease) in net
   assets resulting from
   contractowner transactions......         101,251               142,624         2,112,501   83,391     (28,848)  1,810,700
                                           --------              --------        ----------  -------  ----------  ----------

 Net increase (decrease) in amount
   retained by AXA Equitable in
   Separate Account No. 70.........              25                    26                66        9          --         999
                                           --------              --------        ----------  -------  ----------  ----------

NET INCREASE (DECREASE) IN NET
 ASSETS............................         103,698               146,387         2,086,172   82,999     225,992   2,355,490
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD............................              --                    --            82,999       --   2,355,490          --
                                           --------              --------        ----------  -------  ----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD        $103,698              $146,387        $2,169,171  $82,999  $2,581,482  $2,355,490
                                           ========              ========        ==========  =======  ==========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS B
 Issued............................               9                    15                --       --          --          --
                                           --------              --------        ----------  -------  ----------  ----------
 Net Increase (Decrease)...........               9                    15                --       --          --          --
                                           ========              ========        ==========  =======  ==========  ==========

UNIT ACTIVITY CLASS II
 Issued............................              --                    --               220        8          43         107
 Transferred from Separate Account
   No. 49..........................              --                    --                --       --          --         128
 Redeemed..........................              --                    --               (10)      --         (44)        (91)
                                           --------              --------        ----------  -------  ----------  ----------
 Net Increase (Decrease)...........              --                    --               210        8          (1)        144
                                           ========              ========        ==========  =======  ==========  ==========

-----------
The accompanying notes are an integral part of these financial statements.
** Denotes Variable Investment Options that invest in shares of a Portfolio of AllianceBernstein Variable Product Series Fund, Inc., an affiliate of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(c)Units were made available on November 18, 2013.
(l)Units were made available for sale on September 22, 2014.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                                AMERICAN FUNDS
                                                                              INSURANCE SERIES(R)       AMERICAN FUNDS
                                                    AMERICAN CENTURY VP MID    ASSET ALLOCATION      INSURANCE SERIES(R)
                                                       CAP VALUE FUND(A)          FUND/SM/(B)          BOND FUND/SM/(C)
                                                   ------------------------  --------------------  -----------------------
                                                       2014         2013        2014       2013        2014        2013
                                                   -----------  -----------  ----------  --------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)..................... $  (141,579) $   (68,648) $   63,929  $  1,715  $   110,613  $   15,603
 Net realized gain (loss) on investments..........   2,834,795      710,277     144,162        (1)       3,118       1,006
 Net change in unrealized appreciation
   (depreciation) of investments..................   2,292,870    3,953,287     (62,632)    2,935      (11,822)    (39,027)
                                                   -----------  -----------  ----------  --------  -----------  ----------

 Net Increase (decrease) in net assets resulting
   from operations................................   4,986,086    4,594,916     145,459     4,649      101,909     (22,418)
                                                   -----------  -----------  ----------  --------  -----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners............  12,283,313    7,597,075   6,273,282   351,222    4,332,536   1,375,349
 Transfers from Separate Account No. 49...........          --    9,649,511          --        --           --          --
 Transfers between Variable Investment Options
   including guaranteed interest account, net.....   3,945,627    3,819,278   1,128,537        --    4,605,189     108,573
 Redemptions for contract benefits and
   terminations...................................  (1,056,418)    (530,944)   (241,166)       --     (147,872)    (12,577)
 Contract maintenance charges.....................      (3,911)      (2,365)         --        --         (377)         (4)
                                                   -----------  -----------  ----------  --------  -----------  ----------

 Net increase (decrease) in net assets resulting
   from contractowner transactions................  15,168,611   20,532,555   7,160,653   351,222    8,789,476   1,471,341
                                                   -----------  -----------  ----------  --------  -----------  ----------

 Net increase (decrease) in amount retained by
   AXA Equitable in Separate Account No. 70.......          --          499         701        26          290          60
                                                   -----------  -----------  ----------  --------  -----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS.............  20,154,697   25,127,970   7,306,813   355,897    8,891,675   1,448,983
NET ASSETS -- BEGINNING OF YEAR OR PERIOD.........  27,681,615    2,553,645     355,897        --    1,448,983          --
                                                   -----------  -----------  ----------  --------  -----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD............... $47,836,312  $27,681,615  $7,662,710  $355,897  $10,340,658  $1,448,983
                                                   ===========  ===========  ==========  ========  ===========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS 4
 Issued...........................................          --           --         705        35          924         170
 Redeemed.........................................          --           --         (22)       --          (45)        (20)
                                                   -----------  -----------  ----------  --------  -----------  ----------
 Net Increase (Decrease)..........................          --           --         683        35          879         150
                                                   ===========  ===========  ==========  ========  ===========  ==========

UNIT ACTIVITY CLASS II
 Issued...........................................       1,192          814          --        --           --          --
 Transferred from Separate Account No. 49.........          --          700          --        --           --          --
 Redeemed.........................................        (219)        (128)         --        --           --          --
                                                   -----------  -----------  ----------  --------  -----------  ----------
 Net Increase (Decrease)..........................         973        1,386          --        --           --          --
                                                   ===========  ===========  ==========  ========  ===========  ==========

-----------
The accompanying notes are an integral part of these financial statements.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(b)Units were made available on February 19, 2013.
(c)Units were made available on November 18, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                 AMERICAN FUNDS
                                           AMERICAN FUNDS           INSURANCE             AMERICAN FUNDS
                                              INSURANCE         SERIES(R) GLOBAL             INSURANCE
                                          SERIES(R) GLOBAL            SMALL              SERIES(R) GROWTH-
                                         GROWTH FUND/SM/(C)  CAPITALIZATION FUND/SM/(C) INCOME FUND/SM/(C)
                                         ------------------- -------------------------  -------------------
                                            2014      2013      2014          2013         2014      2013
                                         ----------  -------  ----------   ----------   ----------  -------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $    5,532  $   589 $  (60,476)   $   (5,436)  $    8,847  $     9
 Net realized gain (loss) on investments     30,878       --     74,602        13,451       33,028       --
 Net change in unrealized appreciation
   (depreciation) of investments........     (7,382)   1,649    (69,093)      106,369       26,094      858
                                         ----------  -------  ----------   ----------   ----------  -------

 Net Increase (decrease) in net assets
   resulting from operations............     29,028    2,238    (54,967)      114,384       67,969      867
                                         ----------  -------  ----------   ----------   ----------  -------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..    857,917   77,403  3,367,734     1,401,835    1,014,650   64,142
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................    434,692       --  1,836,339       366,086      427,421       --
 Redemptions for contract benefits and
   terminations.........................    (45,548)      --    (96,043)      (23,268)     (14,099)      --
 Contract maintenance charges...........         --       --       (407)           (8)          --       --
                                         ----------  -------  ----------   ----------   ----------  -------

 Net increase (decrease) in net assets
   resulting from contractowner
   transactions.........................  1,247,061   77,403  5,107,623     1,744,645    1,427,972   64,142
                                         ----------  -------  ----------   ----------   ----------  -------

 Net increase (decrease) in amount
   retained by AXA Equitable in
   Separate Account No. 70..............         45        4        100           198          390       11
                                         ----------  -------  ----------   ----------   ----------  -------

NET INCREASE (DECREASE) IN NET ASSETS...  1,276,134   79,645  5,052,756     1,859,227    1,496,331   65,020
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................     79,645       --  1,859,227            --       65,020       --
                                         ----------  -------  ----------   ----------   ----------  -------

NET ASSETS -- END OF YEAR OR PERIOD..... $1,355,779  $79,645 $6,911,983    $1,859,227   $1,561,351  $65,020
                                         ==========  =======  ==========   ==========   ==========  =======

CHANGES IN UNITS (000'S):

UNIT ACTIVITY CLASS 4
 Issued.................................        135        7        532           176          147        6
 Redeemed...............................        (13)      --        (88)          (16)         (17)      --
                                         ----------  -------  ----------   ----------   ----------  -------
 Net Increase (Decrease)................        122        7        444           160          130        6
                                         ==========  =======  ==========   ==========   ==========  =======

-----------
The accompanying notes are an integral part of these financial statements.
(c)Units were made available on November 18, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013


                                                                         AMERICAN FUNDS
                                                 AMERICAN FUNDS        INSURANCE SERIES(R)
                                              INSURANCE SERIES(R)         MANAGED RISK            AMERICAN FUNDS
                                              INTERNATIONAL GROWTH      ASSET ALLOCATION     INSURANCE SERIES(R) NEW
                                              AND INCOME FUND/SM/(C)       FUND/SM/(C)           WORLD FUND(R)(B)
                                              ---------------------- ----------------------  -----------------------
                                                 2014        2013       2014        2013         2014        2013
                                              ----------   --------  ----------  ----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)................ $   36,981   $     17  $  (55,973) $    5,101  $    18,452  $   47,771
 Net realized gain (loss) on investments.....     24,652         26      68,846      41,624    1,130,262      21,229
 Net change in unrealized appreciation
   (depreciation) of investments.............   (143,952)     1,402      65,081      99,482   (3,075,855)    222,749
                                              ----------   --------  ----------  ----------  -----------  ----------
 Net Increase (decrease) in net assets
   resulting from operations.................    (82,319)     1,445      77,954     146,207   (1,927,141)    291,749
                                              ----------   --------  ----------  ----------  -----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.......  1,123,332    123,699   3,405,698   1,120,469    9,908,242   3,267,446
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net..............................    559,717         --     111,418     939,717    5,707,296   3,086,702
 Redemptions for contract benefits and
   terminations..............................    (63,912)        --    (110,647)    (26,471)    (282,618)    (21,099)
 Contract maintenance charges................         --         --        (184)         (4)        (883)        (54)
                                              ----------   --------  ----------  ----------  -----------  ----------

 Net increase (decrease) in net assets
   resulting from contractowner transactions.  1,619,137    123,699   3,406,285   2,033,711   15,332,037   6,332,995
                                              ----------   --------  ----------  ----------  -----------  ----------

 Net increase (decrease) in amount retained
   by AXA Equitable in Separate Account
   No. 70....................................        (10)        12         102         101           --         500
                                              ----------   --------  ----------  ----------  -----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS........  1,536,808    125,156   3,484,341   2,180,019   13,404,896   6,625,244
NET ASSETS -- BEGINNING OF YEAR OR PERIOD....    125,156         --   2,180,019          --    6,625,244          --
                                              ----------   --------  ----------  ----------  -----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD.......... $1,661,964   $125,156  $5,664,360  $2,180,019  $20,030,140  $6,625,244
                                              ==========   ========  ==========  ==========  ===========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS 4
 Issued......................................        199         12          --          --        1,645         649
 Redeemed....................................        (39)        --          --          --         (191)        (34)
                                              ----------   --------  ----------  ----------  -----------  ----------
 Net Increase (Decrease).....................        160         12          --          --        1,454         615
                                              ==========   ========  ==========  ==========  ===========  ==========

UNIT ACTIVITY CLASS P-2
 Issued......................................         --         --         388         273           --          --
 Redeemed....................................         --         --         (90)        (82)          --          --
                                              ----------   --------  ----------  ----------  -----------  ----------
 Net Increase (Decrease).....................         --         --         298         191           --          --
                                              ==========   ========  ==========  ==========  ===========  ==========

-----------
The accompanying notes are an integral part of these financial statements.
(b)Units were made available on February 19, 2013.
(c)Units were made available on November 18, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                              AXA 400 MANAGED            AXA 500 MANAGED            AXA 2000 MANAGED
                                              VOLATILITY*(A)             VOLATILITY*(A)              VOLATILITY*(A)
                                         ------------------------  --------------------------  -------------------------
                                             2014         2013         2014          2013          2014         2013
                                         -----------  -----------  ------------  ------------  -----------  ------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $  (802,625) $  (921,711) $ (1,610,047) $ (1,751,126) $(1,051,477) $ (1,038,458)
 Net realized gain (loss) on investments   6,533,373    7,035,043    14,722,212    20,581,045    6,148,952    11,261,332
 Net change in unrealized appreciation
   (depreciation) of investments........    (344,281)  12,177,449     5,879,376    24,278,948   (2,915,103)   12,972,416
                                         -----------  -----------  ------------  ------------  -----------  ------------

 Net Increase (decrease) in net assets
   resulting from operations............   5,386,467   18,290,781    18,991,541    43,108,867    2,182,372    23,195,290
                                         -----------  -----------  ------------  ------------  -----------  ------------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..   2,059,233    4,091,816     3,712,928     6,471,818    2,196,149     3,218,760
 Transfers from Separate Account No. 49.          --   63,476,172            --   152,408,774           --    69,827,439
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................  (2,542,503)  (5,665,923)   (8,796,011)  (12,092,600)     852,973   (10,106,118)
 Redemptions for contract benefits and
   terminations.........................  (3,101,842)  (2,271,104)   (8,891,125)   (4,790,865)  (3,586,702)   (2,389,437)
 Contract maintenance charges...........  (1,084,336)    (967,865)   (2,534,422)   (2,387,954)  (1,159,781)   (1,065,364)
                                         -----------  -----------  ------------  ------------  -----------  ------------

 Net increase (decrease) in net assets
   resulting from contractowner
   transactions.........................  (4,669,448)  58,663,096   (16,508,630)  139,609,173   (1,697,361)   59,485,280
                                         -----------  -----------  ------------  ------------  -----------  ------------

NET INCREASE (DECREASE) IN NET ASSETS...     717,019   76,953,877     2,482,911   182,718,040      485,011    82,680,570
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................  76,953,877           --   182,718,040            --   82,680,570            --
                                         -----------  -----------  ------------  ------------  -----------  ------------

NET ASSETS -- END OF YEAR OR PERIOD..... $77,670,896  $76,953,877  $185,200,951  $182,718,040  $83,165,581  $ 82,680,570
                                         ===========  ===========  ============  ============  ===========  ============

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS B
 Issued.................................         365          694           886         1,607          482           533
 Transferred from Separate Account
   No. 49...............................          --        4,831            --        12,549           --         5,328
 Redeemed...............................        (605)        (980)       (1,870)       (2,466)        (546)       (1,180)
                                         -----------  -----------  ------------  ------------  -----------  ------------
 Net Increase (Decrease)................        (240)       4,545          (984)       11,690          (64)        4,681
                                         ===========  ===========  ============  ============  ===========  ============

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                    AXA AGGRESSIVE              AXA AGGRESSIVE                  AXA BALANCED
                                    ALLOCATION*(A)                 STRATEGY*                    STRATEGY*(A)
                               ------------------------  ----------------------------  ------------------------------
                                   2014         2013          2014           2013           2014            2013
                               -----------  -----------  --------------  ------------  --------------  --------------
INCREASE (DECREASE) IN NET
 ASSETS
FROM OPERATIONS:
 Net investment income (loss). $    24,171  $   218,284  $    6,287,599  $ 13,677,720  $   (3,317,272) $   11,704,499
 Net realized gain (loss) on
   investments................   2,375,863    1,169,196      34,883,837     5,417,736      54,254,835      17,539,114
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................  (1,723,630)   2,903,517      17,002,624    52,475,605       6,561,423     113,795,682
                               -----------  -----------  --------------  ------------  --------------  --------------

 Net Increase (decrease) in
   net assets resulting from
   operations.................     676,404    4,290,997      58,174,060    71,571,061      57,498,986     143,039,295
                               -----------  -----------  --------------  ------------  --------------  --------------

FROM CONTRACTOWNERS
 TRANSACTIONS:
 Payments received from
   contractowners.............   1,340,666    1,446,783     612,858,015   418,499,642     456,036,822     463,721,740
 Transfers from Separate
   Account No. 49.............          --   14,747,567              --            --              --     744,206,413
 Transfers between Variable
   Investment Options
   including guaranteed
   interest account, net......  (1,032,837)    (397,826)    200,877,467   139,904,372     146,540,662     182,313,676
 Redemptions for contract
   benefits and terminations..  (1,135,060)    (793,728)    (15,293,260)   (9,986,845)    (56,757,959)    (30,935,713)
 Contract maintenance charges.      (6,265)      (6,898)    (12,847,454)   (2,407,511)    (26,183,183)    (15,627,549)
                               -----------  -----------  --------------  ------------  --------------  --------------

 Net increase (decrease) in
   net assets resulting from
   contractowner transactions.    (833,496)  14,995,898     785,594,768   546,009,658     519,636,342   1,343,678,567
                               -----------  -----------  --------------  ------------  --------------  --------------

 Net increase (decrease) in
   amount retained by AXA
   Equitable in Separate
   Account No. 70.............          --          907          30,951        17,397          19,702           4,499
                               -----------  -----------  --------------  ------------  --------------  --------------

NET INCREASE (DECREASE) IN
 NET ASSETS...................    (157,092)  19,287,802     843,799,779   617,598,116     577,155,030   1,486,722,361
NET ASSETS -- BEGINNING OF
 YEAR OR PERIOD...............  21,568,388    2,280,586     741,515,374   123,917,258   1,658,531,964     171,809,603
                               -----------  -----------  --------------  ------------  --------------  --------------

NET ASSETS -- END OF YEAR OR
 PERIOD....................... $21,411,296  $21,568,388  $1,585,315,153  $741,515,374  $2,235,686,994  $1,658,531,964
                               ===========  ===========  ==============  ============  ==============  ==============

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued.......................          56          395              --            --              --              --
 Transferred from Separate
   Account No. 49.............          --        1,252              --            --              --              --
 Redeemed.....................        (177)        (372)             --            --              --              --
                               -----------  -----------  --------------  ------------  --------------  --------------
 Net Increase (Decrease)......        (121)       1,275              --            --              --              --
                               ===========  ===========  ==============  ============  ==============  ==============

UNIT ACTIVITY CLASS B
 Issued.......................          98            2          62,621        48,315          48,287          54,643
 Transferred from Separate
   Account No. 49.............          --           --              --            --              --          63,621
 Redeemed.....................          (6)          --          (1,990)       (1,938)         (7,818)         (5,448)
                               -----------  -----------  --------------  ------------  --------------  --------------
 Net Increase (Decrease)......          92            2          60,631        46,377          40,469         112,816
                               ===========  ===========  ==============  ============  ==============  ==============

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                     AXA CONSERVATIVE             AXA CONSERVATIVE           AXA GLOBAL EQUITY
                                    GROWTH STRATEGY*(A)             STRATEGY*(A)          MANAGED VOLATILITY*(A)
                               ----------------------------  --------------------------  ------------------------
                                    2014           2013          2014          2013          2014         2013
                               --------------  ------------  ------------  ------------  -----------  -----------
INCREASE (DECREASE) IN NET
 ASSETS
FROM OPERATIONS:
 Net investment income (loss). $   (2,913,441) $  3,475,046  $ (3,219,750) $ (1,090,556) $   (57,189) $   (58,849)
 Net realized gain (loss) on
   investments................     24,159,116     9,900,090     9,579,466     5,424,947      375,873      260,697
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................        991,346    42,543,114        55,766     7,702,854     (309,319)   1,724,575
                               --------------  ------------  ------------  ------------  -----------  -----------

 Net Increase (decrease) in
   net assets resulting from
   operations.................     22,237,021    55,918,250     6,415,482    12,037,245        9,365    1,926,423
                               --------------  ------------  ------------  ------------  -----------  -----------

FROM CONTRACTOWNERS
 TRANSACTIONS:
 Payments received from
   contractowners.............    204,198,825   219,631,938   108,482,504   135,826,745    2,190,593    2,174,768
 Transfers from Separate
   Account No. 49.............             --   389,754,452            --   269,945,716           --    8,586,219
 Transfers between Variable
   Investment Options
   including guaranteed
   interest account, net......     44,849,221    77,131,529    33,761,461    19,450,349      138,627      296,606
 Redemptions for contract
   benefits and terminations..    (35,021,980)  (20,396,892)  (31,553,368)  (16,932,667)    (534,618)    (253,430)
 Contract maintenance charges.    (12,598,616)   (8,416,003)   (7,663,037)   (5,643,400)    (128,675)     (97,349)
                               --------------  ------------  ------------  ------------  -----------  -----------

 Net increase (decrease) in
   net assets resulting from
   contractowner transactions.    201,427,450   657,705,024   103,027,560   402,646,743    1,665,927   10,706,814
                               --------------  ------------  ------------  ------------  -----------  -----------

 Net increase (decrease) in
   amount retained by AXA
   Equitable in Separate
   Account No. 70.............          4,501         7,502         1,500         5,999           --          500
                               --------------  ------------  ------------  ------------  -----------  -----------

NET INCREASE (DECREASE) IN
 NET ASSETS...................    223,668,972   713,630,776   109,444,542   414,689,987    1,675,292   12,633,737
NET ASSETS -- BEGINNING OF
 YEAR OR PERIOD...............    827,711,699   114,080,923   490,128,886    75,438,899   13,220,955      587,218
                               --------------  ------------  ------------  ------------  -----------  -----------

NET ASSETS -- END OF YEAR OR
 PERIOD....................... $1,051,380,671  $827,711,699  $599,573,428  $490,128,886  $14,896,247  $13,220,955
                               ==============  ============  ============  ============  ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued.......................             --            --            --            --          180          152
 Transferred from Separate
   Account No. 49.............             --            --            --            --           --          345
 Redeemed.....................             --            --            --            --          (99)         (68)
                               --------------  ------------  ------------  ------------  -----------  -----------
 Net Increase (Decrease)......             --            --            --            --           81          429
                               ==============  ============  ============  ============  ===========  ===========

UNIT ACTIVITY CLASS B
 Issued.......................         23,660        27,979        19,195        22,418           50           80
 Transferred from Separate
   Account No. 49.............             --        34,074            --        24,526           --          223
 Redeemed.....................         (7,201)       (5,300)       (9,970)      (10,376)         (27)         (32)
                               --------------  ------------  ------------  ------------  -----------  -----------
 Net Increase (Decrease)......         16,459        56,753         9,225        36,568           23          271
                               ==============  ============  ============  ============  ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                         AXA GROWTH             AXA INTERNATIONAL CORE        AXA INTERNATIONAL
                                        STRATEGY*(A)           MANAGED VOLATILITY*(A)(I)   MANAGED VOLATILITY*(A)
                               ------------------------------  -----------------------   --------------------------
                                    2014            2013           2014         2013         2014          2013
                               --------------  --------------  -----------   ----------  ------------  ------------
INCREASE (DECREASE) IN NET
 ASSETS
FROM OPERATIONS:
 Net investment income (loss). $    4,378,327  $   20,135,098  $    16,296   $  (39,169) $   (757,986) $ (1,716,735)
 Net realized gain (loss) on
   investments................     64,633,411      15,006,738      348,938      108,225     2,839,679    12,017,270
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................     13,603,278     117,719,383   (1,515,429)     963,041   (11,680,619)   10,621,652
                               --------------  --------------  -----------   ----------  ------------  ------------

 Net Increase (decrease) in
   net assets resulting from
   operations.................     82,615,016     152,861,219   (1,150,195)   1,032,097    (9,598,926)   20,922,187
                               --------------  --------------  -----------   ----------  ------------  ------------

FROM CONTRACTOWNERS
 TRANSACTIONS:
 Payments received from
   contractowners.............    713,446,311     611,461,248      962,677    1,315,249     3,645,588     4,802,686
 Transfers from Separate
   Account No. 49.............             --     338,942,925           --    5,692,035            --   111,590,130
 Transfers between Variable
   Investment Options
   including guaranteed
   interest account, net......    260,635,122     199,994,426    4,804,473     (234,516)    7,821,377    (6,943,783)
 Redemptions for contract
   benefits and terminations..    (36,043,647)    (15,349,878)    (363,030)    (148,446)   (5,525,673)   (3,632,855)
 Contract maintenance charges.    (23,972,357)     (9,386,638)    (103,660)     (59,196)   (1,753,025)   (1,679,029)
                               --------------  --------------  -----------   ----------  ------------  ------------

 Net increase (decrease) in
   net assets resulting from
   contractowner transactions.    914,065,429   1,125,662,083    5,300,460    6,565,126     4,188,267   104,137,149
                               --------------  --------------  -----------   ----------  ------------  ------------

 Net increase (decrease) in
   amount retained by AXA
   Equitable in Separate
   Account No. 70.............          8,002          19,501           --          499            --            --
                               --------------  --------------  -----------   ----------  ------------  ------------

NET INCREASE (DECREASE) IN
 NET ASSETS...................    996,688,447   1,278,542,803    4,150,265    7,597,722    (5,410,659)  125,059,336
NET ASSETS -- BEGINNING OF
 YEAR OR PERIOD...............  1,441,015,177     162,472,374    7,927,096      329,374   125,059,336            --
                               --------------  --------------  -----------   ----------  ------------  ------------

NET ASSETS -- END OF YEAR OR
 PERIOD....................... $2,437,703,624  $1,441,015,177  $12,077,361   $7,927,096  $119,648,677  $125,059,336
                               ==============  ==============  ===========   ==========  ============  ============

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued.......................             --              --          184           88            --            --
 Transferred from Separate
   Account No. 49.............             --              --           --          250            --            --
 Redeemed.....................             --              --          (81)         (85)           --            --
                               --------------  --------------  -----------   ----------  ------------  ------------
 Net Increase (Decrease)......             --              --          103          253            --            --
                               ==============  ==============  ===========   ==========  ============  ============

UNIT ACTIVITY CLASS B
 Issued.......................         69,244          64,207          322           95         1,256           964
 Transferred from Separate
   Account No. 49.............             --          26,085           --          236            --        11,384
 Redeemed.....................         (4,117)         (3,649)         (71)         (37)         (851)       (1,659)
                               --------------  --------------  -----------   ----------  ------------  ------------
 Net Increase (Decrease)......         65,127          86,643          251          294           405        10,689
                               ==============  ==============  ===========   ==========  ============  ============

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(i)AXA International Core Managed Volatility replaced Multimanager International Equity due to a fund merger on June 13, 2014.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                  AXA INTERNATIONAL
                                    VALUE MANAGED        AXA LARGE CAP CORE        AXA LARGE CAP GROWTH
                                   VOLATILITY*(A)      MANAGED VOLATILITY*(A)(J) MANAGED VOLATILITY*(A)(K)
                               ----------------------  ------------------------  ------------------------
                                  2014        2013        2014         2013          2014         2013
                               ----------  ----------  ----------   ----------   -----------  -----------
INCREASE (DECREASE) IN NET
 ASSETS
FROM OPERATIONS:
 Net investment income (loss). $    8,789  $   (8,651) $  (13,577)  $  (23,058)  $  (206,016) $  (128,600)
 Net realized gain (loss) on
   investments................    116,665      88,270     557,994      262,314     1,183,275      570,293
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................   (486,336)    525,679       3,484      404,904       555,656    2,422,841
                               ----------  ----------  ----------   ----------   -----------  -----------

 Net Increase (decrease) in
   net assets resulting from
   operations.................   (360,882)    605,298     547,901      644,160     1,532,915    2,864,534
                               ----------  ----------  ----------   ----------   -----------  -----------

FROM CONTRACTOWNERS
 TRANSACTIONS:
 Payments received from
   contractowners.............    538,601     558,427     417,989      453,369     2,398,598    2,518,003
 Transfers from Separate
   Account No. 49.............         --   3,700,927          --    1,627,035            --    7,647,896
 Transfers between Variable
   Investment Options
   including guaranteed
   interest account, net......    (54,547)   (700,837)  3,853,721      732,806     5,592,541     (412,221)
 Redemptions for contract
   benefits and terminations..   (269,207)    (92,521)   (361,861)     (34,497)     (606,339)    (295,752)
 Contract maintenance charges.       (627)       (638)    (88,091)     (36,839)     (221,647)    (125,858)
                               ----------  ----------  ----------   ----------   -----------  -----------

 Net increase (decrease) in
   net assets resulting from
   contractowner transactions.    214,220   3,465,358   3,821,758    2,741,874     7,163,153    9,332,068
                               ----------  ----------  ----------   ----------   -----------  -----------

 Net increase (decrease) in
   amount retained by AXA
   Equitable in Separate
   Account No. 70.............         --         251          --          251            --          500
                               ----------  ----------  ----------   ----------   -----------  -----------

NET INCREASE (DECREASE) IN
 NET ASSETS...................   (146,662)  4,070,907   4,369,659    3,386,285     8,696,068   12,197,102
NET ASSETS -- BEGINNING OF
 YEAR OR PERIOD...............  4,177,464     106,557   3,386,285           --    12,335,911      138,809
                               ----------  ----------  ----------   ----------   -----------  -----------

NET ASSETS -- END OF YEAR OR
 PERIOD....................... $4,030,802  $4,177,464  $7,755,944   $3,386,285   $21,031,979  $12,335,911
                               ==========  ==========  ==========   ==========   ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued.......................        100          98          --           --           137          126
 Transferred from Separate
   Account No. 49.............         --         371          --           --            --          147
 Redeemed.....................        (81)       (124)         --           --           (53)         (79)
                               ----------  ----------  ----------   ----------   -----------  -----------
 Net Increase (Decrease)......         19         345          --           --            84          194
                               ==========  ==========  ==========   ==========   ===========  ===========

UNIT ACTIVITY CLASS B
 Issued.......................         --          --         334          135           407          138
 Transferred from Separate
   Account No. 49.............         --          --          --          138            --          388
 Redeemed.....................         --          --         (92)         (51)         (133)         (80)
                               ----------  ----------  ----------   ----------   -----------  -----------
 Net Increase (Decrease)......         --          --         242          222           274          446
                               ==========  ==========  ==========   ==========   ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(j)AXA Large Cap Core Managed Volatility replaced Multimanager Large Cap Core Equity due to a fund merger on June 20, 2014.
(k)AXA Large Cap Growth Managed Volatility replaced EQ/Equity Growth PLUS due to a fund merger on June 20, 2014.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                      AXA LARGE CAP VALUE        AXA MID CAP VALUE           AXA MODERATE
                                                    MANAGED VOLATILITY*(A)(F)  MANAGED VOLATILITY*(A)       ALLOCATION*(A)
                                                    -----------------------   -----------------------  ------------------------
                                                        2014         2013         2014        2013         2014         2013
                                                    -----------   ----------  -----------  ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)...................... $    54,910   $  (20,184) $   (82,183) $  (64,586) $  (110,499) $   271,833
 Net realized gain (loss) on investments...........     573,251      397,336      586,937     536,739    4,413,755    2,211,237
 Net change in unrealized appreciation
   (depreciation) of investments...................     689,513    1,276,175      432,947   1,163,319   (3,065,698)   3,158,897
                                                    -----------   ----------  -----------  ----------  -----------  -----------

 Net Increase (decrease) in net assets resulting
   from operations.................................   1,317,674    1,653,327      937,701   1,635,472    1,237,558    5,641,967
                                                    -----------   ----------  -----------  ----------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.............   1,922,945    1,580,049    2,191,980   1,872,987   35,010,557   19,153,097
 Transfers from Separate Account No. 49............          --    4,300,347           --   3,841,441           --   35,337,619
 Transfers between Variable Investment Options
   including guaranteed interest account, net......   9,241,968      230,118      713,405    (356,129)  (8,109,181)    (786,767)
 Redemptions for contract benefits and terminations    (429,705)    (205,198)    (253,323)   (171,308)  (3,858,374)  (2,231,625)
 Contract maintenance charges......................    (153,218)     (62,783)    (100,289)    (75,628)     (17,705)     (13,089)
                                                    -----------   ----------  -----------  ----------  -----------  -----------

 Net increase (decrease) in net assets resulting
   from contractowner transactions.................  10,581,990    5,842,533    2,551,773   5,111,363   23,025,297   51,459,235
                                                    -----------   ----------  -----------  ----------  -----------  -----------

 Net increase (decrease) in amount retained by AXA
   Equitable in Separate Account No. 70............       3,999          749           --         498           --       65,002
                                                    -----------   ----------  -----------  ----------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS..............  11,903,663    7,496,609    3,489,474   6,747,333   24,262,855   57,166,204
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..........   7,684,796      188,187    6,941,157     193,824   64,792,068    7,625,864
                                                    -----------   ----------  -----------  ----------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD................ $19,588,459   $7,684,796  $10,430,631  $6,941,157  $89,054,923  $64,792,068
                                                    ===========   ==========  ===========  ==========  ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued............................................         203           83          293          80        2,498        2,107
 Transferred from Separate Account No. 49..........          --          126           --          57           --        3,113
 Redeemed..........................................         (39)         (39)        (226)        (46)      (1,187)        (802)
                                                    -----------   ----------  -----------  ----------  -----------  -----------
 Net Increase (Decrease)...........................         164          170           67          91        1,311        4,418
                                                    ===========   ==========  ===========  ==========  ===========  ===========

UNIT ACTIVITY CLASS B
 Issued............................................         580          143          105         160          662           30
 Transferred from Separate Account No. 49..........          --          237           --         196           --           --
 Redeemed..........................................         (86)         (69)         (34)       (105)         (49)          --
                                                    -----------   ----------  -----------  ----------  -----------  -----------
 Net Increase (Decrease)...........................         494          311           71         251          613           30
                                                    ===========   ==========  ===========  ==========  ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(f)AXA Large Cap Value Managed Volatility replaced Multimanager Large Cap Value due to a fund merger on June 13, 2014.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                       AXA MODERATE GROWTH           AXA MODERATE-PLUS     AXA SMARTBETA
                                                          STRATEGY*(A)                ALLOCATION*(A)        EQUITY*(D)
                                                 ------------------------------  ------------------------  -------------
                                                      2014            2013           2014         2013         2014
                                                 --------------  --------------  -----------  -----------  -------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)................... $   (4,502,723) $   34,530,177  $     5,106  $   270,903   $   203,172
 Net realized gain (loss) on investments........    154,875,209      43,750,271    3,691,410    2,045,491        81,748
 Net change in unrealized appreciation
   (depreciation) of investments................      5,527,153     358,793,530   (2,602,627)   4,404,480       484,377
                                                 --------------  --------------  -----------  -----------   -----------
 Net Increase (decrease) in net assets
   resulting from operations....................    155,899,639     437,073,978    1,093,889    6,720,874       769,297
                                                 --------------  --------------  -----------  -----------   -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..........    866,763,539     847,711,476    6,810,476    3,814,766       249,606
 Transfers from Separate Account No. 49.........             --   2,092,578,678           --   32,282,190            --
 Transfers between Variable Investment Options
   including guaranteed interest account, net...    244,440,853     312,391,082     (926,655)  (2,375,358)       69,759
 Redemptions for contract benefits and
   terminations.................................   (144,815,446)    (70,096,546)  (1,824,424)  (2,751,949)         (614)
 Contract maintenance charges...................    (59,389,799)    (40,299,053)     (13,321)     (14,017)           --
                                                 --------------  --------------  -----------  -----------   -----------

 Net increase (decrease) in net assets
   resulting from contractowner transactions....    906,999,147   3,142,285,637    4,046,076   30,955,632       318,751
                                                 --------------  --------------  -----------  -----------   -----------

 Net increase (decrease) in amount retained by
   AXA Equitable in Separate Account No. 70.....             --              --           --       10,000            --
                                                 --------------  --------------  -----------  -----------   -----------

NET INCREASE (DECREASE) IN NET ASSETS...........  1,062,898,786   3,579,359,615    5,139,965   37,686,506     1,088,048
NET ASSETS -- BEGINNING OF YEAR OR PERIOD.......  3,891,428,138     312,068,523   42,297,511    4,611,005    10,284,954
                                                 --------------  --------------  -----------  -----------   -----------

NET ASSETS -- END OF YEAR OR PERIOD............. $4,954,326,924  $3,891,428,138  $47,437,476  $42,297,511   $11,373,002
                                                 ==============  ==============  ===========  ===========   ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued.........................................             --              --          226          467            --
 Transferred from Separate Account No. 49.......             --              --           --        2,787            --
 Redeemed.......................................             --              --         (339)        (597)           --
                                                 --------------  --------------  -----------  -----------   -----------
 Net Increase (Decrease)........................             --              --         (113)       2,657            --
                                                 ==============  ==============  ===========  ===========   ===========

UNIT ACTIVITY CLASS B
 Issued.........................................         83,308          92,728          566           47            30
 Transferred from Separate Account No. 49.......             --         178,809           --           --            --
 Redeemed.......................................        (15,698)         (8,848)         (19)          --            --
                                                 --------------  --------------  -----------  -----------   -----------
 Net Increase (Decrease)........................         67,610         262,689          547           47            30
                                                 ==============  ==============  ===========  ===========   ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(d)Units were made available on November 18, 2013, but at December 31, 2013 the fund had no change in net assets from shareholder contributions to report.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                                                      AXA/FRANKLIN SMALL
                                                       AXA ULTRA            AXA/FRANKLIN BALANCED      CAP VALUE MANAGED
                                                 CONSERVATIVE STRATEGY*(A) MANAGED VOLATILITY*(A)       VOLATILITY*(A)
                                                 ------------------------  ----------------------  ------------------------
                                                    2014         2013         2014        2013         2014         2013
                                                  ----------    --------   ----------  ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)................... $   (4,870)   $ (1,368)   $   89,502  $   78,240  $  (162,054) $  (127,408)
 Net realized gain (loss) on investments........     14,743       3,735       181,026     153,214      801,652      491,468
 Net change in unrealized appreciation
   (depreciation) of investments................     (3,091)        352       105,215     586,029     (563,192)   2,374,131
                                                  ----------    --------   ----------  ----------  -----------  -----------
 Net Increase (decrease) in net assets
   resulting from operations....................      6,782       2,719       375,743     817,483       76,406    2,738,191
                                                  ----------    --------   ----------  ----------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..........        347       6,050       796,718     693,329      919,003    1,337,047
 Transfers from Separate Account No. 49.........         --     192,887            --   4,927,715           --    7,172,427
 Transfers between Variable Investment Options
   including guaranteed interest account, net...  2,426,560     276,139       955,705   1,328,614     (143,753)    (239,422)
 Redemptions for contract benefits and
   terminations.................................   (214,374)    (79,363)     (260,856)   (327,859)    (464,159)    (200,798)
 Contract maintenance charges...................    (16,312)     (2,701)      (94,331)    (73,457)    (120,217)     (88,466)
                                                  ----------    --------   ----------  ----------  -----------  -----------

 Net increase (decrease) in net assets
   resulting from contractowner transactions....  2,196,221     393,012     1,397,236   6,548,342      190,874    7,980,788
                                                  ----------    --------   ----------  ----------  -----------  -----------

 Net increase (decrease) in amount retained by
   AXA Equitable in Separate Account No. 70.....         26          --            --         486           --          498
                                                  ----------    --------   ----------  ----------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS...........  2,203,029     395,731     1,772,979   7,366,311      267,280   10,719,477
NET ASSETS -- BEGINNING OF YEAR OR PERIOD.......    397,356       1,625     7,763,027     396,716   11,081,190      361,713
                                                  ----------    --------   ----------  ----------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD............. $2,600,385    $397,356    $9,536,006  $7,763,027  $11,348,470  $11,081,190
                                                  ==========    ========   ==========  ==========  ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued.........................................         --          --           102         118           49          101
 Transferred from Separate Account No. 49.......         --          --            --         133           --          163
 Redeemed.......................................         --          --           (47)        (70)        (108)         (61)
                                                  ----------    --------   ----------  ----------  -----------  -----------
 Net Increase (Decrease)........................         --          --            55         181          (59)         203
                                                  ==========    ========   ==========  ==========  ===========  ===========

UNIT ACTIVITY CLASS B
 Issued.........................................        377         105            90         135          156          138
 Transferred from Separate Account No. 49.......         --          19            --         306           --          494
 Redeemed.......................................       (160)        (85)          (42)        (44)         (63)        (122)
                                                  ----------    --------   ----------  ----------  -----------  -----------
 Net Increase (Decrease)........................        217          39            48         397           93          510
                                                  ==========    ========   ==========  ==========  ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                     AXA/FRANKLIN
                                      TEMPLETON                AXA/LOOMIS          AXA/MUTUAL LARGE CAP
                                  ALLOCATION MANAGED             SAYLES                   EQUITY
                                    VOLATILITY*(A)             GROWTH*(A)         MANAGED VOLATILITY*(A)
                               -----------------------  ------------------------  ----------------------
                                   2014        2013         2014         2013        2014        2013
                               -----------  ----------  -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET
 ASSETS
FROM OPERATIONS:
 Net investment income (loss). $    49,665  $  (13,902) $  (197,775) $   (75,071) $   18,482  $  (21,203)
 Net realized gain (loss) on
   investments................     363,915     336,154    5,484,916    2,764,529     125,174     159,068
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................     (56,776)  1,140,374   (4,314,458)     251,228     108,579     508,082
                               -----------  ----------  -----------  -----------  ----------  ----------

 Net Increase (decrease) in
   net assets resulting from
   operations.................     356,804   1,462,626      972,683    2,940,686     252,235     645,947
                               -----------  ----------  -----------  -----------  ----------  ----------

FROM CONTRACTOWNERS
 TRANSACTIONS:
 Payments received from
   contractowners.............   2,472,477   1,253,264    1,918,918    2,600,341     199,998     217,653
 Transfers from Separate
   Account No. 49.............          --   4,506,469           --    9,805,529          --   1,977,467
 Transfers between Variable
   Investment Options
   including guaranteed
   interest account, net......   1,371,392   1,005,865     (672,429)    (989,276)    526,597     231,722
 Redemptions for contract
   benefits and terminations..    (417,301)   (208,903)    (584,665)    (557,604)   (152,422)    (58,710)
 Contract maintenance charges.     (86,671)    (71,253)     (42,879)     (36,482)    (43,589)    (26,308)
                               -----------  ----------  -----------  -----------  ----------  ----------

 Net increase (decrease) in
   net assets resulting from
   contractowner transactions.   3,339,897   6,485,442      618,945   10,822,508     530,584   2,341,824
                               -----------  ----------  -----------  -----------  ----------  ----------

 Net increase (decrease) in
   amount retained by AXA
   Equitable in Separate
   Account No. 70.............          --         499           --        9,999          23          --
                               -----------  ----------  -----------  -----------  ----------  ----------

NET INCREASE (DECREASE) IN
 NET ASSETS...................   3,696,701   7,948,567    1,591,628   13,773,193     782,842   2,987,771
NET ASSETS -- BEGINNING OF
 YEAR OR PERIOD...............   8,303,105     354,538   14,792,027    1,018,834   3,037,156      49,385
                               -----------  ----------  -----------  -----------  ----------  ----------

NET ASSETS -- END OF YEAR OR
 PERIOD....................... $11,999,806  $8,303,105  $16,383,655  $14,792,027  $3,819,998  $3,037,156
                               ===========  ==========  ===========  ===========  ==========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued.......................         228         913          150          454           6          25
 Transferred from Separate
   Account No. 49.............          --         100           --          664          --          85
 Redeemed.....................         (39)       (801)        (132)        (385)         (6)        (38)
                               -----------  ----------  -----------  -----------  ----------  ----------
 Net Increase (Decrease)......         189         212           18          733          --          72
                               ===========  ==========  ===========  ===========  ==========  ==========

UNIT ACTIVITY CLASS B
 Issued.......................         133         142           63           40          68          75
 Transferred from Separate
   Account No. 49.............          --         383           --          132          --         101
 Redeemed.....................         (85)        (69)         (25)         (31)        (22)        (21)
                               -----------  ----------  -----------  -----------  ----------  ----------
 Net Increase (Decrease)......          48         456           38          141          46         155
                               ===========  ==========  ===========  ===========  ==========  ==========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                               AXA/TEMPLETON GLOBAL EQUITY     BLACKROCK GLOBAL        BLACKROCK GLOBAL
                                MANAGED VOLATILITY*(A)      ALLOCATION V.I. FUND(A)  OPPORTUNITIES V.I. FUND(C)
                               --------------------------  ------------------------  --------------------------
                                   2014          2013          2014         2013        2014          2013
                               -----------   -----------   -----------  -----------   ----------     --------
INCREASE (DECREASE) IN NET
 ASSETS
FROM OPERATIONS:
 Net investment income (loss). $     8,201   $   (76,527)  $   812,433  $  (129,892) $    1,760     $      2
 Net realized gain (loss) on
   investments................     597,418       474,902     7,937,079    3,441,652      62,811           --
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................    (713,705)    2,312,237    (8,492,557)   3,213,818    (105,684)         752
                               -----------   -----------   -----------  -----------   ----------     --------

 Net Increase (decrease) in
   net assets resulting from
   operations.................    (108,086)    2,710,612       256,955    6,525,578     (41,113)         754
                               -----------   -----------   -----------  -----------   ----------     --------

FROM CONTRACTOWNERS
 TRANSACTIONS:
 Payments received from
   contractowners.............   3,763,030     3,364,918    22,399,108   15,229,477   1,117,448       25,893
 Transfers from Separate
   Account No. 49.............          --     8,677,247            --   37,314,990          --           --
 Transfers between Variable
   Investment Options
   including guaranteed
   interest account, net......     598,584      (252,982)     (681,931)     448,051     399,866           --
 Redemptions for contract
   benefits and terminations..    (871,125)     (402,214)   (3,617,039)  (2,468,387)    (73,010)          --
 Contract maintenance charges.    (217,637)     (148,116)      (10,543)      (8,889)         --           --
                               -----------   -----------   -----------  -----------   ----------     --------

 Net increase (decrease) in
   net assets resulting from
   contractowner transactions.   3,272,852    11,238,853    18,089,595   50,515,242   1,444,304       25,893
                               -----------   -----------   -----------  -----------   ----------     --------

 Net increase (decrease) in
   amount retained by AXA
   Equitable in Separate
   Account No. 70.............          --         1,000           998          569         446            5
                               -----------   -----------   -----------  -----------   ----------     --------

NET INCREASE (DECREASE) IN
 NET ASSETS...................   3,164,766    13,950,465    18,347,548   57,041,389   1,403,637       26,652
NET ASSETS -- BEGINNING OF
 YEAR OR PERIOD...............  14,514,977       564,512    64,719,167    7,677,778      26,652           --
                               -----------   -----------   -----------  -----------   ----------     --------

NET ASSETS -- END OF YEAR OR
 PERIOD....................... $17,679,743   $14,514,977   $83,066,715  $64,719,167  $1,430,289     $ 26,652
                               ===========   ===========   ===========  ===========   ==========     ========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A.........
 Issued.......................          52            92            --           --          --           --
 Transferred from Separate
   Account No. 49.............          --           157            --           --          --           --
 Redeemed.....................         (39)          (48)           --           --          --           --
                               -----------   -----------   -----------  -----------   ----------     --------
 Net Increase (Decrease)......          13           201            --           --          --           --
                               ===========   ===========   ===========  ===========   ==========     ========

UNIT ACTIVITY CLASS B
 Issued.......................         416           358            --           --          --           --
 Transferred from Separate
   Account No. 49.............          --           753            --           --          --           --
 Redeemed.....................        (139)         (156)           --           --          --           --
                               -----------   -----------   -----------  -----------   ----------     --------
 Net Increase (Decrease)......         277           955            --           --          --           --
                               ===========   ===========   ===========  ===========   ==========     ========

UNIT ACTIVITY CLASS III
 Issued.......................          --            --         2,504        1,877         155            3
 Transferred from Separate
   Account No. 49.............          --            --            --        3,309          --           --
 Redeemed.....................          --            --          (911)        (763)        (14)          --
                               -----------   -----------   -----------  -----------   ----------     --------
 Net Increase (Decrease)......          --            --         1,593        4,423         141            3
                               ===========   ===========   ===========  ===========   ==========     ========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(c)Units were made available on November 18, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                                                 CHARTER/SM
                                                                         CHARTER/SM           /ALTERNATIVE 100
                                            BLACKROCK LARGE CAP          /AGGRESSIVE            CONSERVATIVE
                                            GROWTH V.I. FUND(A)          GROWTH*(C)               PLUS*(C)
                                         ------------------------  ----------------------  ----------------------
                                             2014         2013        2014        2013        2014        2013
                                         -----------  -----------  ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $  (180,828) $   (81,015) $   82,359  $   85,178  $   85,723  $   74,733
 Net realized gain (loss) on investments   4,033,168    1,401,194      19,167          --      13,950          --
 Net change in unrealized appreciation
   (depreciation) of investments........  (1,442,386)   1,768,049     (97,687)     (8,351)    (94,512)    (79,083)
                                         -----------  -----------  ----------  ----------  ----------  ----------

 Net Increase (decrease) in net assets
   resulting from operations............   2,409,954    3,088,228       3,839      76,827       5,161      (4,350)
                                         -----------  -----------  ----------  ----------  ----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..   6,587,447    5,234,385   2,746,290     127,227   1,184,674     133,767
 Transfers from Separate Account No. 49.          --    6,521,118          --          --          --          --
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................   1,170,997      (89,337)    258,270          --     605,362          --
 Redemptions for contract benefits and
   terminations.........................    (744,394)    (458,475)    (25,099)         --     (19,173)         --
 Contract maintenance charges...........      (2,863)      (1,928)         --          --          --          --
                                         -----------  -----------  ----------  ----------  ----------  ----------

 Net increase (decrease) in net assets
   resulting from contractowner
   transactions.........................   7,011,187   11,205,763   2,979,461     127,227   1,770,863     133,767
                                         -----------  -----------  ----------  ----------  ----------  ----------

 Net increase (decrease) in amount
   retained by AXA Equitable in
   Separate Account No. 70..............      (3,601)       1,940          --   4,000,000          --   4,000,000
                                         -----------  -----------  ----------  ----------  ----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS...   9,417,540   14,295,931   2,983,300   4,204,054   1,776,024   4,129,417
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................  15,474,936    1,179,005   4,204,054          --   4,129,417          --
                                         -----------  -----------  ----------  ----------  ----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD..... $24,892,476  $15,474,936  $7,187,354  $4,204,054  $5,905,441  $4,129,417
                                         ===========  ===========  ==========  ==========  ==========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS B
 Issued.................................          --           --         334          13         326          14
 Redeemed...............................          --           --         (45)         --        (151)         --
                                         -----------  -----------  ----------  ----------  ----------  ----------
 Net Increase (Decrease)................          --           --         289          13         175          14
                                         ===========  ===========  ==========  ==========  ==========  ==========

UNIT ACTIVITY CLASS III
 Issued.................................         579          498          --          --          --          --
 Transferred from Separate Account
   No. 49...............................          --          490          --          --          --          --
 Redeemed...............................        (197)        (194)         --          --          --          --
                                         -----------  -----------  ----------  ----------  ----------  ----------
 Net Increase (Decrease)................         382          794          --          --          --          --
                                         ===========  ===========  ==========  ==========  ==========  ==========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(c)Units were made available on November 18, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                               CHARTER/SM/             CHARTER/SM/
                                             ALTERNATIVE 100         ALTERNATIVE 100           CHARTER/SM/
                                               GROWTH*(C)             MODERATE*(C)           CONSERVATIVE*(C)
                                         ----------------------  ----------------------  -----------------------
                                            2014        2013        2014        2013         2014        2013
                                         ----------  ----------  ----------  ----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $  106,686  $   55,717  $  112,175  $   70,259  $   183,480  $   62,717
 Net realized gain (loss) on investments       (381)         --       6,986          (1)      (1,994)        136
 Net change in unrealized appreciation
   (depreciation) of investments........   (282,922)   (128,557)   (265,950)   (107,125)    (180,438)    (49,543)
                                         ----------  ----------  ----------  ----------  -----------  ----------

 Net Increase (decrease) in net assets
   resulting from operations............   (176,617)    (72,840)   (146,789)    (36,867)       1,048      13,310
                                         ----------  ----------  ----------  ----------  -----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..  1,532,500      19,752   2,859,160     305,783    6,591,320     696,267
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................    390,441          --     826,903          --    2,509,182       2,216
 Redemptions for contract benefits and
   terminations.........................     (9,350)         --     (74,416)         --     (196,272)     (1,500)
                                         ----------  ----------  ----------  ----------  -----------  ----------

 Net increase (decrease) in net assets
   resulting from contractowner
   transactions.........................  1,913,591      19,752   3,611,647     305,783    8,904,230     696,983
                                         ----------  ----------  ----------  ----------  -----------  ----------

 Net increase (decrease) in amount
   retained by AXA Equitable in
   Separate Account No. 70..............         --   3,999,999          --   4,000,000           --   3,999,999
                                         ----------  ----------  ----------  ----------  -----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS...  1,736,974   3,946,911   3,464,858   4,268,916    8,905,278   4,710,292
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................  3,946,911          --   4,268,916          --    4,710,292          --
                                         ----------  ----------  ----------  ----------  -----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD..... $5,683,885  $3,946,911  $7,733,774  $4,268,916  $13,615,570  $4,710,292
                                         ==========  ==========  ==========  ==========  ===========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS B
 Issued.................................        206           2         383          31        1,015          76
 Redeemed...............................        (15)         --         (26)         --         (140)         (6)
                                         ----------  ----------  ----------  ----------  -----------  ----------
 Net Increase (Decrease)................        191           2         357          31          875          70
                                         ==========  ==========  ==========  ==========  ===========  ==========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(c)Units were made available on November 18, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                               CHARTER/SM/ EQUITY*(C)  CHARTER/SM/ FIXED INCOME*(C)  CHARTER/SM/ GROWTH*(C)
                               ----------------------- ---------------------------  -----------------------
                                  2014        2013        2014           2013           2014        2013
                               ----------  -----------  ----------    -----------   -----------  ----------
INCREASE (DECREASE) IN NET
 ASSETS
FROM OPERATIONS:
 Net investment income (loss). $   52,949  $    75,439 $  106,992    $    59,621    $   120,441  $   70,122
 Net realized gain (loss) on
   investments................     72,202           --      1,123             --         66,341          (4)
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................    (16,887)      67,736    (51,853)       (83,660)      (116,838)      7,971
                               ----------  -----------  ----------    -----------   -----------  ----------

 Net Increase (decrease) in
   net assets resulting from
   operations.................    108,264      143,175     56,262        (24,039)        69,944      78,089
                               ----------  -----------  ----------    -----------   -----------  ----------

FROM CONTRACTOWNERS
 TRANSACTIONS:
 Payments received from
   contractowners.............     55,733       35,657    927,302         53,549     10,097,269     470,628
 Transfers between Variable
   Investment Options
   including guaranteed
   interest account, net......  1,051,966           --    237,133          2,216      2,641,815   1,236,393
 Redemptions for contract
   benefits and terminations..    (14,323)          --    (81,697)            --     (4,269,683)         --
                               ----------  -----------  ----------    -----------   -----------  ----------

 Net increase (decrease) in
   net assets resulting from
   contractowner transactions.  1,093,376       35,657  1,082,738         55,765      8,469,401   1,707,021
                               ----------  -----------  ----------    -----------   -----------  ----------

 Net increase (decrease) in
   amount retained by AXA
   Equitable in Separate
   Account No. 70.............         --    3,999,999         --      4,000,000             --   4,000,000
                               ----------  -----------  ----------    -----------   -----------  ----------

NET INCREASE (DECREASE) IN
 NET ASSETS...................  1,201,640    4,178,831  1,139,000      4,031,726      8,539,345   5,785,110
NET ASSETS -- BEGINNING OF
 YEAR OR PERIOD...............  4,178,831           --  4,031,726             --      5,785,110          --
                               ----------  -----------  ----------    -----------   -----------  ----------

NET ASSETS -- END OF YEAR OR
 PERIOD....................... $5,380,471  $ 4,178,831 $5,170,726    $ 4,031,726    $14,324,455  $5,785,110
                               ==========  ===========  ==========    ===========   ===========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS B
 Issued.......................        134            3        163              5          1,315         171
 Redeemed.....................        (27)          --        (56)            --           (482)         --
                               ----------  -----------  ----------    -----------   -----------  ----------
 Net Increase (Decrease)......        107            3        107              5            833         171
                               ==========  ===========  ==========    ===========   ===========  ==========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(c)Units were made available on November 18, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                  CHARTER/SM/         CHARTER/SM         CHARTER/SM/
                                           CHARTER/SM /INCOME    INTEREST RATE      /INTERNATIONAL      INTERNATIONAL
                                             STRATEGIES*(C)      STRATEGIES*(D)    CONSERVATIVE*(C)      GROWTH*(D)
                                         ----------------------  -------------- ----------------------  -------------
                                            2014        2013          2014         2014        2013         2014
                                         ----------  ----------  -------------- ----------  ----------  -------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $  176,723  $   91,231    $  172,578   $  129,530  $   59,669   $  131,380
 Net realized gain (loss) on investments     35,673          --        85,268         (566)         --       (7,417)
 Net change in unrealized appreciation
   (depreciation) of investments........    (48,412)    (95,665)     (169,365)    (164,687)   (100,331)    (148,659)
                                         ----------  ----------    ----------   ----------  ----------   ----------

 Net Increase (decrease) in net assets
   resulting from operations............    163,984      (4,434)       88,481      (35,723)    (40,662)     (24,696)
                                         ----------  ----------    ----------   ----------  ----------   ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..  1,626,703      19,839     2,159,895      471,702      19,502      496,279
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................    950,424       1,583     2,430,826      (11,448)         --      114,483
 Redemptions for contract benefits and
   terminations.........................    (91,384)         --       (89,495)     (24,330)         --       (4,195)
                                         ----------  ----------    ----------   ----------  ----------   ----------

 Net increase (decrease) in net assets
   resulting from contractowner
   transactions.........................  2,485,743      21,422     4,501,226      435,924      19,502      606,567
                                         ----------  ----------    ----------   ----------  ----------   ----------

 Net increase (decrease) in amount
   retained by AXA Equitable in
   Separate Account No. 70..............         --   3,999,999            --           --   4,000,000           --
                                         ----------  ----------    ----------   ----------  ----------   ----------

NET INCREASE (DECREASE) IN NET ASSETS...  2,649,727   4,016,987     4,589,707      400,201   3,978,840      581,871
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................  4,016,987          --     4,000,034    3,978,840          --    3,977,335
                                         ----------  ----------    ----------   ----------  ----------   ----------

NET ASSETS -- END OF YEAR OR PERIOD..... $6,666,714  $4,016,987    $8,589,741   $4,379,041  $3,978,840   $4,559,206
                                         ==========  ==========    ==========   ==========  ==========   ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS B
 Issued.................................        281           2           614           53           2           81
 Redeemed...............................        (41)         --          (170)         (10)         --          (22)
                                         ----------  ----------    ----------   ----------  ----------   ----------
 Net Increase (Decrease)................        240           2           444           43           2           59
                                         ==========  ==========    ==========   ==========  ==========   ==========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(c)Units were made available on November 18, 2013.
(d)Units were made available on November 18, 2013, but at December 31, 2013 the fund had no change in net assets from shareholder contributions to report.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                               CHARTER/SM/                                       CHARTER/SM/
                                              INTERNATIONAL            CHARTER/SM/                MODERATE
                                              MODERATE*(C)             MODERATE*(C)              GROWTH*(C)
                                         ----------------------  -----------------------  ------------------------
                                            2014        2013         2014        2013         2014         2013
                                         ----------  ----------  -----------  ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $  132,480  $   59,040  $   196,028  $   64,229  $   136,803  $    80,078
 Net realized gain (loss) on investments        990          --       42,127         (16)      54,184        2,670
 Net change in unrealized appreciation
   (depreciation) of investments........   (179,083)    (90,225)    (295,355)    (26,659)    (168,480)     (22,706)
                                         ----------  ----------  -----------  ----------  -----------  -----------

 Net Increase (decrease) in net assets
   resulting from operations............    (45,613)    (31,185)     (57,200)     37,554       22,507       60,042
                                         ----------  ----------  -----------  ----------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..    937,353       2,149   13,256,648     460,477    7,246,620    1,625,164
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................    (82,872)         --      562,977     (15,828)   1,242,114   (1,252,225)
 Redemptions for contract benefits and
   terminations.........................     (9,656)         --     (512,824)     (1,500)    (173,079)          --
                                         ----------  ----------  -----------  ----------  -----------  -----------

 Net increase (decrease) in net assets
   resulting from contractowner
   transactions.........................    844,825       2,149   13,306,801     443,149    8,315,655      372,939
                                         ----------  ----------  -----------  ----------  -----------  -----------

 Net increase (decrease) in amount
   retained by AXA Equitable in
   Separate Account No. 70..............         --   4,000,000           --   4,000,000           --    4,000,000
                                         ----------  ----------  -----------  ----------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS...    799,212   3,970,964   13,249,601   4,480,703    8,338,162    4,432,981
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................  3,970,964          --    4,480,703          --    4,432,981           --
                                         ----------  ----------  -----------  ----------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD..... $4,770,176  $3,970,964  $17,730,304  $4,480,703  $12,771,143  $ 4,432,981
                                         ==========  ==========  ===========  ==========  ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS B
 Issued.................................         98          --        1,398          46          915          163
 Redeemed...............................        (14)         --          (95)         (2)        (103)        (125)
                                         ----------  ----------  -----------  ----------  -----------  -----------
 Net Increase (Decrease)................         84          --        1,303          44          812           38
                                         ==========  ==========  ===========  ==========  ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(c)Units were made available on November 18, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                               CHARTER/SM/ MULTI-SECTOR CHARTER/SM/ REAL  CHARTER/SM/ SMALL CAP
                                      BOND*(A)            ASSETS*(D)           GROWTH*(A)
                               ----------------------   --------------   ----------------------
                                  2014         2013          2014           2014        2013
                               ----------   ----------  --------------   ----------  ----------
INCREASE (DECREASE) IN NET
 ASSETS
FROM OPERATIONS:
 Net investment income (loss). $   29,685   $   62,904    $  119,939     $ (101,428) $  (79,741)
 Net realized gain (loss) on
   investments................     (8,812)       3,397           600        275,081     332,077
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................      5,181     (131,176)     (143,885)      (380,520)  1,736,265
                               ----------   ----------    ----------     ----------  ----------
 Net Increase (decrease) in
   net assets resulting from
   operations.................     26,054      (64,875)      (23,346)      (206,867)  1,988,601
                               ----------   ----------    ----------     ----------  ----------

FROM CONTRACTOWNERS
 TRANSACTIONS:
 Payments received from
   contractowners.............      4,382      279,277       834,740      1,013,219   1,379,031
 Transfers from Separate
   Account No. 49.............         --    2,429,439            --             --   4,132,039
 Transfers between Variable
   Investment Options
   including guaranteed
   interest account, net......     29,827      268,041        90,116        869,357    (876,576)
 Redemptions for contract
   benefits and terminations..   (103,014)     (40,067)      (30,389)      (300,747)   (169,869)
 Contract maintenance charges.    (50,483)     (48,723)           --       (117,519)    (83,731)
                               ----------   ----------    ----------     ----------  ----------

 Net increase (decrease) in
   net assets resulting from
   contractowner transactions.   (119,288)   2,887,967       894,467      1,464,310   4,380,894
                               ----------   ----------    ----------     ----------  ----------

 Net increase (decrease) in
   amount retained by AXA
   Equitable in Separate
   Account No. 70.............         --          500            --             --         501
                               ----------   ----------    ----------     ----------  ----------

NET INCREASE (DECREASE) IN
 NET ASSETS...................    (93,234)   2,823,592       871,121      1,257,443   6,369,996
NET ASSETS -- BEGINNING OF
 YEAR OR PERIOD...............  2,823,592           --     3,886,402      6,369,996          --
                               ----------   ----------    ----------     ----------  ----------

NET ASSETS -- END OF YEAR OR
 PERIOD....................... $2,730,358   $2,823,592    $4,757,523     $7,627,439  $6,369,996
                               ==========   ==========    ==========     ==========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS B
 Issued.......................         15           63           120            272         232
 Transferred from Separate
   Account No. 49.............         --          186            --             --         693
 Redeemed.....................        (24)         (31)          (29)          (118)       (187)
                               ----------   ----------    ----------     ----------  ----------
 Net Increase (Decrease)......         (9)         218            91            154         738
                               ==========   ==========    ==========     ==========  ==========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(d)Units were made available on November 18, 2013, but at December 31, 2013 the fund had no change in net assets from shareholder contributions to report.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                              CLEARBRIDGE     CLEARBRIDGE
                                                                               VARIABLE        VARIABLE       DELAWARE VIP(R)
                                                     CHARTER/SM/ SMALL     AGGRESSIVE GROWTH EQUITY INCOME  DIVERSIFIED INCOME
                                                       CAP VALUE*(A)         PORTFOLIO(E)    PORTFOLIO(E)        SERIES(C)
                                                 ------------------------  ----------------- ------------- --------------------
                                                     2014         2013           2014            2014         2014       2013
                                                 -----------  -----------  ----------------- ------------- ----------  --------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)................... $  (145,114) $   (55,159)    $   (27,555)    $   36,439   $   (7,694) $    (62)
 Net realized gain (loss) on investments........     483,494      615,272         521,105          2,580        3,277        20
 Net change in unrealized appreciation
   (depreciation) of investments................  (1,099,904)   1,812,582        (213,256)        46,585       21,619       180
                                                 -----------  -----------     -----------     ----------   ----------  --------

 Net Increase (decrease) in net assets
   resulting from operations....................    (761,524)   2,372,695         280,294         85,604       17,202       138
                                                 -----------  -----------     -----------     ----------   ----------  --------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..........   2,334,257    4,176,241       7,893,413      2,226,676    5,021,293   144,533
 Transfers from Separate Account No. 49.........          --    4,319,713              --             --           --        --
 Transfers between Variable Investment Options
   including guaranteed interest account, net...    (295,096)     809,538       3,244,968        728,224    1,019,942        --
 Redemptions for contract benefits and
   terminations.................................    (425,691)    (295,498)        (20,920)        (8,499)    (142,043)   (1,129)
 Contract maintenance charges...................    (157,041)     (95,743)            (27)            (8)          --        --
                                                 -----------  -----------     -----------     ----------   ----------  --------

 Net increase (decrease) in net assets
   resulting from contractowner transactions....   1,456,429    8,914,251      11,117,434      2,946,393    5,899,192   143,404
                                                 -----------  -----------     -----------     ----------   ----------  --------

 Net increase (decrease) in amount retained by
   AXA Equitable in Separate Account No. 70.....          --       10,249              50             51       19,991        10
                                                 -----------  -----------     -----------     ----------   ----------  --------

NET INCREASE (DECREASE) IN NET ASSETS...........     694,905   11,297,195      11,397,778      3,032,048    5,936,385   143,552
NET ASSETS -- BEGINNING OF YEAR OR PERIOD.......  11,414,526      117,331              --             --      143,552        --
                                                 -----------  -----------     -----------     ----------   ----------  --------

NET ASSETS -- END OF YEAR OR PERIOD............. $12,109,431  $11,414,526     $11,397,778     $3,032,048   $6,079,937  $143,552
                                                 ===========  ===========     ===========     ==========   ==========  ========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS B
 Issued.........................................         336          388              --             --           --        --
 Transferred from Separate Account No. 49.......          --          302              --             --           --        --
 Redeemed.......................................        (189)        (115)             --             --           --        --
                                                 -----------  -----------     -----------     ----------   ----------  --------
 Net Increase (Decrease)........................         147          575              --             --           --        --
                                                 ===========  ===========     ===========     ==========   ==========  ========

UNIT ACTIVITY CLASS II
 Issued.........................................          --           --           1,102            303           --        --
 Redeemed.......................................          --           --             (30)           (17)          --        --
                                                 -----------  -----------     -----------     ----------   ----------  --------
 Net Increase (Decrease)........................          --           --           1,072            286           --        --
                                                 ===========  ===========     ===========     ==========   ==========  ========

UNIT ACTIVITY SERVICE CLASS
 Issued.........................................          --           --              --             --          584        16
 Redeemed.......................................          --           --              --             --          (11)       (1)
                                                 -----------  -----------     -----------     ----------   ----------  --------
 Net Increase (Decrease)........................          --           --              --             --          573        15
                                                 ===========  ===========     ===========     ==========   ==========  ========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(c)Units were made available on November 18, 2013.
(e)Units were made available for sale on June 13, 2014.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                                        DELAWARE VIP(R)
                                                                      DELAWARE VIP(R)     LIMITED-TERM        EATON VANCE VT
                                                                      EMERGING MARKETS  DIVERSIFIED INCOME     FLOATING-RATE
                                                                         SERIES(C)         SERIES(C)          INCOME FUND(C)
                                                                     -----------------  ------------------ --------------------
                                                                       2014      2013      2014      2013     2014       2013
                                                                     --------  -------  ----------   ----  ----------  --------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)....................................... $ (3,081) $   (24) $    8,906   $ --  $   75,566  $    318
 Net realized gain (loss) on investments............................      640       --      (1,289)    --     (12,049)       --
 Net change in unrealized appreciation (depreciation) of investments  (55,529)     631     (15,438)    --    (113,709)       --
                                                                     --------  -------  ----------   ----  ----------  --------

 Net Increase (decrease) in net assets resulting from operations....  (57,970)     607      (7,821)    --     (50,192)      318
                                                                     --------  -------  ----------   ----  ----------  --------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..............................  484,843   45,845   1,494,102    220   4,947,707   289,658
 Transfers from Separate Account No. 49.............................       --       --          --     --          --        --
 Transfers between Variable Investment Options including guaranteed
   interest account, net............................................   68,809       --   3,014,184     --     751,883       708
 Redemptions for contract benefits and terminations.................   (5,772)     (32)   (201,627)    --    (280,006)     (263)
 Contract maintenance charges.......................................       --       --          --     --          --        --
                                                                     --------  -------  ----------   ----  ----------  --------

 Net increase (decrease) in net assets resulting from contractowner
   transactions.....................................................  547,880   45,813   4,306,659    220   5,419,584   290,103
                                                                     --------  -------  ----------   ----  ----------  --------

 Net increase (decrease) in amount retained by AXA Equitable in
   Separate Account No. 70..........................................    1,595        6       7,499     --       4,657        34
                                                                     --------  -------  ----------   ----  ----------  --------

NET INCREASE (DECREASE) IN NET ASSETS...............................  491,505   46,426   4,306,337    220   5,374,049   290,455
NET ASSETS -- BEGINNING OF YEAR OR PERIOD...........................   46,426       --         220     --     290,455        --
                                                                     --------  -------  ----------   ----  ----------  --------

NET ASSETS -- END OF YEAR OR PERIOD................................. $537,931  $46,426  $4,306,557   $220  $5,664,504  $290,455
                                                                     ========  =======  ==========   ====  ==========  ========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY INITIAL CLASS
 Issued.............................................................       --       --          --     --         750        29
 Redeemed...........................................................       --       --          --     --        (213)       --
                                                                     --------  -------  ----------   ----  ----------  --------
 Net Increase (Decrease)............................................       --       --          --     --         537        29
                                                                     ========  =======  ==========   ====  ==========  ========

UNIT ACTIVITY SERVICE CLASS
 Issued.............................................................       66        5         564     --          --        --
 Redeemed...........................................................      (11)      --        (135)    --          --        --
                                                                     --------  -------  ----------   ----  ----------  --------
 Net Increase (Decrease)............................................       55        5         429     --          --        --
                                                                     ========  =======  ==========   ====  ==========  ========

-----------
The accompanying notes are an integral part of these financial statements.
(c)Units were made available on November 18, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                       EQ/ALLIANCEBERNSTEIN       EQ/ALLIANCEBERNSTEIN
                                                          DYNAMIC WEALTH            SHORT DURATION       EQ/ALLIANCEBERNSTEIN
                                                          STRATEGIES*(A)          GOVERNMENT BOND*(C)    SMALL CAP GROWTH*(A)
                                                  ------------------------------  ------------------   ------------------------
                                                       2014            2013         2014       2013        2014         2013
                                                  --------------  --------------  --------   --------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).................... $   (8,336,632) $   (9,743,010) $ (3,669)  $   (194) $  (505,572) $  (330,206)
 Net realized gain (loss) on investments.........     30,115,711      46,902,416      (604)   (20,770)   5,458,303    3,526,110
 Net change in unrealized appreciation
   (depreciation) of investments.................     34,080,892      82,917,964    (1,204)      (100)  (4,033,954)   3,902,036
                                                  --------------  --------------  --------   --------  -----------  -----------

 Net Increase (decrease) in net assets resulting
   from operations...............................     55,859,971     120,077,370    (5,477)   (21,064)     918,777    7,097,940
                                                  --------------  --------------  --------   --------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners...........    490,203,754     457,059,843   347,423    233,959   10,546,523    7,536,749
 Transfers from Separate Account No. 49..........             --     338,507,076        --         --           --   13,415,226
 Transfers between Variable Investment Options
   including guaranteed interest account, net....    218,527,178     220,114,220    (2,738)    (4,500)  (1,367,070)   3,843,221
 Redemptions for contract benefits and
   terminations..................................    (39,852,688)    (15,117,194)   (8,032)        --   (1,255,481)    (741,988)
 Contract maintenance charges....................    (21,946,155)    (10,425,083)       --         --     (250,019)    (171,443)
                                                  --------------  --------------  --------   --------  -----------  -----------

 Net increase (decrease) in net assets resulting
   from contractowner transactions...............    646,932,089     990,138,862   336,653    229,459    7,673,953   23,881,765
                                                  --------------  --------------  --------   --------  -----------  -----------

 Net increase (decrease) in amount retained by
   AXA Equitable in Separate Account No. 70......             --           3,434         5     20,788          201          998
                                                  --------------  --------------  --------   --------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS............    702,792,060   1,110,219,666   331,181    229,183    8,592,931   30,980,703
NET ASSETS -- BEGINNING OF YEAR OR PERIOD........  1,329,314,726     219,095,060   229,183         --   33,357,890    2,377,187
                                                  --------------  --------------  --------   --------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD.............. $2,032,106,786  $1,329,314,726  $560,364   $229,183  $41,950,821  $33,357,890
                                                  ==============  ==============  ========   ========  ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued..........................................             --              --        --         --          457          536
 Transferred from Separate Account No. 49........             --              --        --         --           --          408
 Redeemed........................................             --              --        --         --         (250)        (116)
                                                  --------------  --------------  --------   --------  -----------  -----------
 Net Increase (Decrease).........................             --              --        --         --          207          828
                                                  ==============  ==============  ========   ========  ===========  ===========

UNIT ACTIVITY CLASS B
 Issued..........................................         61,598          64,278        57         23          366          206
 Transferred from Separate Account No. 49........             --          33,559        --         --           --          367
 Redeemed........................................         (6,250)         (4,405)      (23)        --         (111)         (87)
                                                  --------------  --------------  --------   --------  -----------  -----------
 Net Increase (Decrease).........................         55,348          93,432        34         23          255          486
                                                  ==============  ==============  ========   ========  ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(c)Units were made available on November 18, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                          EQ/BLACKROCK BASIC VALUE     EQ/BOSTON ADVISORS      EQ/CALVERT SOCIALLY
                                                 EQUITY*(A)             EQUITY INCOME*(A)        RESPONSIBLE*(A)
                                         -------------------------  ------------------------  --------------------
                                             2014          2013         2014         2013        2014       2013
                                         ------------  -----------  -----------  -----------  ----------  --------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $   (195,027) $   269,272  $    43,006  $   175,868  $   (5,012) $ (4,618)
 Net realized gain (loss) on investments    3,048,221    2,265,874    3,540,901    3,327,499      41,191    72,645
 Net change in unrealized appreciation
   (depreciation) of investments........    4,773,710   14,375,195   (1,756,657)   1,372,694      91,009   131,537
                                         ------------  -----------  -----------  -----------  ----------  --------

 Net Increase (decrease) in net assets
   resulting from operations............    7,626,904   16,910,341    1,827,250    4,876,061     127,188   199,564
                                         ------------  -----------  -----------  -----------  ----------  --------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..   27,788,122   18,977,545    5,559,756    6,820,715     391,244    85,387
 Transfers from Separate Account No. 49.           --   33,521,596           --    9,294,112          --   654,969
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................    4,571,246    3,049,936   (3,517,770)   1,547,739      63,701   (41,297)
 Redemptions for contract benefits and
   terminations.........................   (3,285,948)  (1,601,267)    (939,670)    (516,946)    (18,941)  (61,709)
 Contract maintenance charges...........      (12,945)      (9,067)    (106,800)     (73,908)    (16,361)  (12,179)
                                         ------------  -----------  -----------  -----------  ----------  --------

 Net increase (decrease) in net assets
   resulting from contractowner
   transactions.........................   29,060,475   53,938,743      995,516   17,071,712     419,643   625,171
                                         ------------  -----------  -----------  -----------  ----------  --------

 Net increase (decrease) in amount
   retained by AXA Equitable in
   Separate Account No. 70..............         (574)      20,001           --          979        (200)      449
                                         ------------  -----------  -----------  -----------  ----------  --------

NET INCREASE (DECREASE) IN NET ASSETS...   36,686,805   70,869,085    2,822,766   21,948,752     546,631   825,184
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................   77,939,687    7,070,602   25,006,096    3,057,344     825,184        --
                                         ------------  -----------  -----------  -----------  ----------  --------

NET ASSETS -- END OF YEAR OR PERIOD..... $114,626,492  $77,939,687  $27,828,862  $25,006,096  $1,371,815  $825,184
                                         ============  ===========  ===========  ===========  ==========  ========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued.................................        1,743        1,918          231          644          --        --
 Transferred from Separate Account
   No. 49...............................           --        2,719           --          438          --        --
 Redeemed...............................         (424)        (586)        (294)        (193)         --        --
                                         ------------  -----------  -----------  -----------  ----------  --------
 Net Increase (Decrease)................        1,319        4,051          (63)         889          --        --
                                         ============  ===========  ===========  ===========  ==========  ========

UNIT ACTIVITY CLASS B
 Issued.................................          602           45          406          413          42        16
 Transferred from Separate Account
   No. 49...............................           --           --           --          840          --        63
 Redeemed...............................          (32)          --         (204)        (152)         (8)      (18)
                                         ------------  -----------  -----------  -----------  ----------  --------
 Net Increase (Decrease)................          570           45          202        1,101          34        61
                                         ============  ===========  ===========  ===========  ==========  ========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                  EQ/CAPITAL GUARDIAN         EQ/COMMON STOCK           EQ/CONVERTIBLE
                                     RESEARCH*(A)                INDEX*(A)              SECURITIES*(C)
                               ------------------------  ------------------------  -------------------------
                                   2014         2013         2014         2013         2014         2013
                               -----------  -----------  -----------  -----------  -----------  ------------
INCREASE (DECREASE) IN NET
 ASSETS
FROM OPERATIONS:
 Net investment income (loss). $  (107,487) $    24,193  $    29,312  $    24,269  $   202,906  $     86,194
 Net realized gain (loss) on
   investments................     788,506      622,484      549,772      227,457      271,926            --
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................     620,659    1,891,867      966,925    1,501,911      486,594       184,846
                               -----------  -----------  -----------  -----------  -----------  ------------
 Net Increase (decrease) in
   net assets resulting from
   operations.................   1,301,678    2,538,544    1,546,009    1,753,637      961,426       271,040
                               -----------  -----------  -----------  -----------  -----------  ------------

FROM CONTRACTOWNERS
 TRANSACTIONS:
 Payments received from
   contractowners.............   2,574,610    4,732,959    5,933,538    3,821,958      260,165        26,575
 Transfers from Separate
   Account No. 49.............          --    5,440,661           --    2,984,123           --            --
 Transfers between Variable
   Investment Options
   including guaranteed
   interest account, net......    (453,476)     472,700    2,640,787    1,122,919    2,160,695            --
 Redemptions for contract
   benefits and terminations..    (346,474)    (429,944)    (479,955)    (242,940)      (4,349)           --
 Contract maintenance charges.     (77,782)     (62,441)      (2,109)        (936)          --            --
                               -----------  -----------  -----------  -----------  -----------  ------------

 Net increase (decrease) in
   net assets resulting from
   contractowner transactions.   1,696,878   10,153,935    8,092,261    7,685,124    2,416,511        26,575
                               -----------  -----------  -----------  -----------  -----------  ------------

 Net increase (decrease) in
   amount retained by AXA
   Equitable in Separate
   Account No. 70.............          --          501          301          249          340     9,999,659
                               -----------  -----------  -----------  -----------  -----------  ------------

NET INCREASE (DECREASE) IN
 NET ASSETS...................   2,998,556   12,692,980    9,638,571    9,439,010    3,378,277    10,297,274
NET ASSETS -- BEGINNING OF
 YEAR OR PERIOD...............  13,165,235      472,255   10,328,853      889,843   10,297,274            --
                               -----------  -----------  -----------  -----------  -----------  ------------

NET ASSETS -- END OF YEAR OR
 PERIOD....................... $16,163,791  $13,165,235  $19,967,424  $10,328,853  $13,675,551  $ 10,297,274
                               ===========  ===========  ===========  ===========  ===========  ============

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued.......................         204          411          431          364           --            --
 Transferred from Separate
   Account No. 49.............          --          146           --          223           --            --
 Redeemed.....................         (99)        (137)         (87)         (68)          --            --
                               -----------  -----------  -----------  -----------  -----------  ------------
 Net Increase (Decrease)......         105          420          344          519           --            --
                               ===========  ===========  ===========  ===========  ===========  ============

UNIT ACTIVITY CLASS B
 Issued.......................          37           86          230           10          235             3
 Transferred from Separate
   Account No. 49.............          --          242           --           --           --            --
 Redeemed.....................         (50)         (61)         (63)          --          (10)           --
                               -----------  -----------  -----------  -----------  -----------  ------------
 Net Increase (Decrease)......         (13)         267          167           10          225             3
                               ===========  ===========  ===========  ===========  ===========  ============

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(c)Units were made available on November 18, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                                  EQ/EMERGING MARKETS           EQ/ENERGY
                                                     EQ/CORE BOND INDEX*(A)         EQUITY PLUS*(B)              ETF*(C)
                                                   --------------------------  ------------------------  ----------------------
                                                       2014          2013          2014         2013        2014        2013
                                                   ------------  ------------  -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)..................... $   (456,954) $   (694,347) $    63,705  $    71,320  $   66,102  $   65,087
 Net realized gain (loss) on investments..........      148,470       267,394       53,724      (12,499)     11,550          --
 Net change in unrealized appreciation
   (depreciation) of investments..................    3,296,537    (8,908,327)    (587,329)    (680,454)   (790,403)     (7,241)
                                                   ------------  ------------  -----------  -----------  ----------  ----------
 Net Increase (decrease) in net assets resulting
   from operations................................    2,988,053    (9,335,280)    (469,900)    (621,633)   (712,751)     57,846
                                                   ------------  ------------  -----------  -----------  ----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners............   16,128,738    15,308,927    1,490,183      780,426     608,428       3,000
 Transfers from Separate Account No. 49...........           --   285,787,159           --           --          --          --
 Transfers between Variable Investment Options
   including guaranteed interest account, net.....    8,378,158    37,840,482      465,931      (36,637)    198,085          --
 Redemptions for contract benefits and
   terminations...................................  (16,690,321)  (10,795,676)     (20,647)        (481)    (12,187)         --
 Contract maintenance charges.....................   (4,596,033)   (4,464,739)        (106)          --          --          --
                                                   ------------  ------------  -----------  -----------  ----------  ----------
 Net increase (decrease) in net assets resulting
   from contractowner transactions................    3,220,542   325,676,153    1,935,361      743,308     794,326       3,000
                                                   ------------  ------------  -----------  -----------  ----------  ----------
 Net increase (decrease) in amount retained by
   AXA Equitable in Separate Account No. 70.......           --            --           --   12,000,001          --   3,999,999
                                                   ------------  ------------  -----------  -----------  ----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS.............    6,208,595   314,340,873    1,465,461   12,121,676      81,575   4,060,845
NET ASSETS -- BEGINNING OF YEAR OR PERIOD.........  317,400,508     3,059,635   12,121,676           --   4,060,845          --
                                                   ------------  ------------  -----------  -----------  ----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD............... $323,609,103  $317,400,508  $13,587,137  $12,121,676  $4,142,420  $4,060,845
                                                   ============  ============  ===========  ===========  ==========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS B
 Issued...........................................        3,340         6,109          317          164          87          --
 Transferred from Separate Account No. 49.........           --        26,138           --           --          --          --
 Redeemed.........................................       (3,040)       (2,613)        (112)         (86)         (4)         --
                                                   ------------  ------------  -----------  -----------  ----------  ----------
 Net Increase (Decrease)..........................          300        29,634          205           78          83          --
                                                   ============  ============  ===========  ===========  ==========  ==========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(b)Units were made available on February 19, 2013.
(c)Units were made available on November 18, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                      EQ/GAMCO MERGERS AND         EQ/GAMCO SMALL
                                          EQ/EQUITY 500 INDEX*(A)       ACQUISITIONS*(A)          COMPANY VALUE*(A)
                                         -------------------------  -----------------------  --------------------------
                                             2014          2013         2014        2013         2014          2013
                                         ------------  -----------  -----------  ----------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $    258,455  $   130,760  $  (152,339) $  (66,476) $ (1,692,755) $ (1,051,503)
 Net realized gain (loss) on investments    3,580,945    1,800,883      530,294     433,893     9,533,997     9,003,326
 Net change in unrealized appreciation
   (depreciation) of investments........    5,192,991    8,004,213     (349,809)    243,787    (4,509,275)   21,577,795
                                         ------------  -----------  -----------  ----------  ------------  ------------

 Net Increase (decrease) in net assets
   resulting from operations............    9,032,391    9,935,856       28,146     611,204     3,331,967    29,529,618
                                         ------------  -----------  -----------  ----------  ------------  ------------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..   33,468,499   16,255,703    3,449,806   2,135,261    43,268,938    31,924,983
 Transfers from Separate Account No. 49.           --   18,587,621           --   5,035,846            --    53,051,954
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................   14,378,170    5,267,951      263,698     456,106     5,956,144     6,100,358
 Redemptions for contract benefits and
   terminations.........................   (2,347,559)  (1,536,820)    (431,667)   (313,647)   (5,125,375)   (2,493,405)
 Contract maintenance charges...........       (8,183)      (4,536)      (1,208)       (946)      (21,276)      (14,749)
                                         ------------  -----------  -----------  ----------  ------------  ------------

 Net increase (decrease) in net assets
   resulting from contractowner
   transactions.........................   45,490,927   38,569,919    3,280,629   7,312,620    44,078,431    88,569,141
                                         ------------  -----------  -----------  ----------  ------------  ------------

 Net increase (decrease) in amount
   retained by AXA Equitable in
   Separate Account No. 70..............           --       35,002           --      30,000            --         5,000
                                         ------------  -----------  -----------  ----------  ------------  ------------

NET INCREASE (DECREASE) IN NET ASSETS...   54,523,318   48,540,777    3,308,775   7,953,824    47,410,398   118,103,759
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................   54,798,445    6,257,668    8,585,773     631,949   130,033,735    11,929,976
                                         ------------  -----------  -----------  ----------  ------------  ------------

NET ASSETS -- END OF YEAR OR PERIOD..... $109,321,763  $54,798,445  $11,894,548  $8,585,773  $177,444,133  $130,033,735
                                         ============  ===========  ===========  ==========  ============  ============

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued.................................        2,274        1,844          292         299         2,315         2,624
 Transferred from Separate Account
   No. 49...............................           --        1,409           --         440            --         3,452
 Redeemed...............................         (398)        (532)        (144)       (114)         (641)         (717)
                                         ------------  -----------  -----------  ----------  ------------  ------------
 Net Increase (Decrease)................        1,876        2,721          148         625         1,674         5,359
                                         ============  ===========  ===========  ==========  ============  ============

UNIT ACTIVITY CLASS B
 Issued.................................        1,211           14          149           6           941            65
 Redeemed...............................         (128)          --           (9)         --           (54)           --
                                         ------------  -----------  -----------  ----------  ------------  ------------
 Net Increase (Decrease)................        1,083           14          140           6           887            65
                                         ============  ===========  ===========  ==========  ============  ============

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                                                   EQ/INTERMEDIATE
                                          EQ/GLOBAL BOND PLUS*(A)   EQ/HIGH YIELD BOND*(B)       GOVERNMENT BOND*(A)
                                         ------------------------  ------------------------  --------------------------
                                             2014         2013         2014         2013         2014          2013
                                         -----------  -----------  -----------  -----------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $   (88,175) $  (164,560) $ 2,211,039  $ 2,468,252  $ (1,367,167) $ (1,620,891)
 Net realized gain (loss) on investments     (26,794)     137,711       37,825      118,109       228,469       580,398
 Net change in unrealized appreciation
   (depreciation) of investments........      42,385     (439,778)  (1,335,868)     419,069     1,236,403    (3,051,064)
                                         -----------  -----------  -----------  -----------  ------------  ------------

 Net Increase (decrease) in net assets
   resulting from operations............     (72,584)    (466,627)     912,996    3,005,430        97,705    (4,091,557)
                                         -----------  -----------  -----------  -----------  ------------  ------------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..   1,337,346    2,159,710    3,248,318    1,303,879     4,261,327     6,454,939
 Transfers from Separate Account No. 49.          --    9,156,339           --           --            --   128,813,746
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................     (84,823)     253,586      954,535      260,131     4,754,317     3,335,365
 Redemptions for contract benefits and
   terminations.........................    (636,082)    (542,685)    (122,378)     (10,794)   (6,311,696)   (4,684,275)
 Contract maintenance charges...........    (108,278)    (104,918)        (320)          (6)   (1,858,860)   (1,883,724)
                                         -----------  -----------  -----------  -----------  ------------  ------------

 Net increase (decrease) in net assets
   resulting from contractowner
   transactions.........................     508,163   10,922,032    4,080,155    1,553,210       845,088   132,036,051
                                         -----------  -----------  -----------  -----------  ------------  ------------

 Net increase (decrease) in amount
   retained by AXA Equitable in
   Separate Account No. 70..............          --          502     (200,001)  46,000,002            --         6,001
                                         -----------  -----------  -----------  -----------  ------------  ------------

NET INCREASE (DECREASE) IN NET ASSETS...     435,579   10,455,907    4,793,150   50,558,642       942,793   127,950,495
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................  11,303,359      847,452   50,558,642           --   129,740,170     1,789,675
                                         -----------  -----------  -----------  -----------  ------------  ------------

NET ASSETS -- END OF YEAR OR PERIOD..... $11,738,938  $11,303,359  $55,351,792  $50,558,642  $130,682,963  $129,740,170
                                         ===========  ===========  ===========  ===========  ============  ============

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued.................................         209          204           --           --            --            --
 Transferred from Separate Account
   No. 49...............................          --          420           --           --            --            --
 Redeemed...............................        (150)        (140)          --           --            --            --
                                         -----------  -----------  -----------  -----------  ------------  ------------
 Net Increase (Decrease)................          59          484           --           --            --            --
                                         ===========  ===========  ===========  ===========  ============  ============

UNIT ACTIVITY CLASS B
 Issued.................................          49          201          470          169         2,013         2,786
 Transferred from Separate Account
   No. 49...............................          --          369           --           --            --        12,015
 Redeemed...............................         (58)        (116)         (89)         (17)       (1,938)       (2,509)
                                         -----------  -----------  -----------  -----------  ------------  ------------
 Net Increase (Decrease)................          (9)         454          381          152            75        12,292
                                         ===========  ===========  ===========  ===========  ============  ============

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(b)Units were made available on February 19, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                         EQ/INTERNATIONAL EQUITY      EQ/INTERNATIONAL            EQ/INVESCO
                                                INDEX*(A)                 ETF*(A)             COMSTOCK*(A)(G)(H)
                                         -----------------------  -----------------------  -----------------------
                                             2014        2013         2014        2013         2014        2013
                                         -----------  ----------  -----------  ----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $   435,695  $   81,986  $    49,758  $   98,669  $   172,216  $  210,469
 Net realized gain (loss) on investments     244,509     201,101    2,164,391     481,711    1,094,910     373,827
 Net change in unrealized appreciation
   (depreciation) of investments........  (2,504,313)    745,149   (2,592,625)    155,658      (48,147)  1,132,039
                                         -----------  ----------  -----------  ----------  -----------  ----------

 Net Increase (decrease) in net assets
   resulting from operations............  (1,824,109)  1,028,236     (378,476)    736,038    1,218,979   1,716,335
                                         -----------  ----------  -----------  ----------  -----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..   6,726,582   3,097,061      106,950     351,837    4,427,153   1,507,668
 Transfers from Separate Account No. 49.          --   2,520,057           --   3,190,895           --   3,549,697
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................   7,543,713     740,949     (152,405)    (67,862)  23,050,589   1,082,498
 Redemptions for contract benefits and
   terminations.........................    (323,358)   (183,640)    (169,773)    (91,689)    (782,969)   (109,071)
 Contract maintenance charges...........      (1,330)       (713)        (714)       (686)    (102,847)    (27,337)
                                         -----------  ----------  -----------  ----------  -----------  ----------

 Net increase (decrease) in net assets
   resulting from contractowner
   transactions.........................  13,945,607   6,173,714     (215,942)  3,382,495   26,591,926   6,003,455
                                         -----------  ----------  -----------  ----------  -----------  ----------

 Net increase (decrease) in amount
   retained by AXA Equitable in
   Separate Account No. 70..............         550          50           --         477           --      19,999
                                         -----------  ----------  -----------  ----------  -----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS...  12,122,048   7,202,000     (594,418)  4,119,010   27,810,905   7,739,789
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................   7,941,531     739,531    4,675,989     556,979    8,212,256     472,467
                                         -----------  ----------  -----------  ----------  -----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD..... $20,063,579  $7,941,531  $ 4,081,571  $4,675,989  $36,023,161  $8,212,256
                                         ===========  ==========  ===========  ==========  ===========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued.................................         869         471           29          68        1,409         194
 Transferred from Separate Account
   No. 49...............................          --         244           --         301           --         185
 Redeemed...............................        (146)       (148)         (46)        (51)        (324)       (116)
                                         -----------  ----------  -----------  ----------  -----------  ----------
 Net Increase (Decrease)................         723         567          (17)        318        1,085         263
                                         ===========  ==========  ===========  ==========  ===========  ==========

UNIT ACTIVITY CLASS B
 Issued.................................         514           6           --          --          466         119
 Transferred from Separate Account
   No. 49...............................          --          --           --          --           --          97
 Redeemed...............................         (18)         (2)          --          --          (46)        (24)
                                         -----------  ----------  -----------  ----------  -----------  ----------
 Net Increase (Decrease)................         496           4           --          --          420         192
                                         ===========  ==========  ===========  ==========  ===========  ==========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(g)EQ/Invesco Comstock replaced EQ/Davis New York Venture due to a fund merger on June 13, 2014.
(h)EQ/Invesco Comstock replaced EQ/Lord Abbett Large Cap Core due to a fund merger on June 13, 2014.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                      EQ/JPMORGAN VALUE       EQ/LARGE CAP GROWTH       EQ/LARGE CAP VALUE
                                                      OPPORTUNITIES*(A)            INDEX*(A)                INDEX*(A)
                                                   ----------------------  ------------------------  -----------------------
                                                      2014        2013         2014         2013         2014        2013
                                                   ----------  ----------  -----------  -----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)..................... $  (30,727) $   46,403  $   (40,046) $   (32,601) $    70,901  $   21,809
 Net realized gain (loss) on investments..........    385,541     389,722    2,905,698    1,045,441      869,098     160,861
 Net change in unrealized appreciation
   (depreciation) of investments..................    743,865   1,590,565   (1,105,965)   1,537,643      534,367   1,536,597
                                                   ----------  ----------  -----------  -----------  -----------  ----------

 Net Increase (decrease) in net assets resulting
   from operations................................  1,098,679   2,026,690    1,759,687    2,550,483    1,474,366   1,719,267
                                                   ----------  ----------  -----------  -----------  -----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners............    630,336     916,342    6,149,047    2,486,617    5,688,172   2,233,605
 Transfers from Separate Account No. 49...........         --   4,883,835           --    5,558,538           --   2,562,544
 Transfers between Variable Investment Options
   including guaranteed interest account, net.....    300,303      (9,831)   2,824,870      433,870    2,677,529   1,179,346
 Redemptions for contract benefits and
   terminations...................................   (458,506)   (193,404)    (509,637)    (323,143)    (267,520)   (114,802)
 Contract maintenance charges.....................    (47,673)    (25,466)      (1,908)      (1,206)        (962)       (588)
                                                   ----------  ----------  -----------  -----------  -----------  ----------

 Net increase (decrease) in net assets resulting
   from contractowner transactions................    424,460   5,571,476    8,462,372    8,154,676    8,097,219   5,860,105
                                                   ----------  ----------  -----------  -----------  -----------  ----------

 Net increase (decrease) in amount retained by
   AXA Equitable in Separate Account No. 70.......         --         500        1,999          248           --      19,999
                                                   ----------  ----------  -----------  -----------  -----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS.............  1,523,139   7,598,666   10,224,058   10,705,407    9,571,585   7,599,371
NET ASSETS -- BEGINNING OF YEAR OR PERIOD.........  8,341,915     743,249   12,556,552    1,851,145    9,337,766   1,738,395
                                                   ----------  ----------  -----------  -----------  -----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD............... $9,865,054  $8,341,915  $22,780,610  $12,556,552  $18,909,351  $9,337,766
                                                   ==========  ==========  ===========  ===========  ===========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued...........................................         41         195          390          314          574         270
 Transferred from Separate Account No. 49.........         --         293           --          408           --         195
 Redeemed.........................................        (47)       (178)         (95)        (160)        (208)        (54)
                                                   ----------  ----------  -----------  -----------  -----------  ----------
 Net Increase (Decrease)..........................         (6)        310          295          562          366         411
                                                   ==========  ==========  ===========  ===========  ===========  ==========

UNIT ACTIVITY CLASS B
 Issued...........................................         54          54          300           15          189           7
 Transferred from Separate Account No. 49.........         --          98           --           --           --          --
 Redeemed.........................................        (25)        (25)         (37)          --          (45)         --
                                                   ----------  ----------  -----------  -----------  -----------  ----------
 Net Increase (Decrease)..........................         29         127          263           15          144           7
                                                   ==========  ==========  ===========  ===========  ===========  ==========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                           EQ/LOW                   EQ/MFS
                                                         VOLATILITY              INTERNATIONAL              EQ/MID CAP
                                                       GLOBAL ETF*(C)             GROWTH*(A)                 INDEX*(A)
                                                   ----------------------  ------------------------  ------------------------
                                                      2014        2013         2014         2013         2014         2013
                                                   ----------  ----------  -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)..................... $  113,719  $   70,436  $  (104,918) $   (65,541) $  (125,759) $   (57,543)
 Net realized gain (loss) on investments..........      2,711          --    1,469,960      492,329      800,326      544,744
 Net change in unrealized appreciation
   (depreciation) of investments..................    236,470     (64,693)  (2,998,417)   1,596,388    1,619,018    2,844,053
                                                   ----------  ----------  -----------  -----------  -----------  -----------

 Net Increase (decrease) in net assets resulting
   from operations................................    352,900       5,743   (1,633,375)   2,023,176    2,293,585    3,331,254
                                                   ----------  ----------  -----------  -----------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners............    548,059      51,253    5,446,591    5,895,405   12,197,538    5,391,545
 Transfers from Separate Account No. 49...........         --          --           --   10,441,359           --    5,340,142
 Transfers between Variable Investment Options
   including guaranteed interest account, net.....    182,163          --      611,249    2,774,466    7,069,726    3,389,971
 Redemptions for contract benefits and
   terminations...................................     (1,902)         --     (840,454)    (456,760)    (653,160)    (326,421)
 Contract maintenance charges.....................         --          --     (133,357)    (105,110)      (2,616)      (1,432)
                                                   ----------  ----------  -----------  -----------  -----------  -----------

 Net increase (decrease) in net assets resulting
   from contractowner transactions................    728,320      51,253    5,084,029   18,549,360   18,611,488   13,793,805
                                                   ----------  ----------  -----------  -----------  -----------  -----------

 Net increase (decrease) in amount retained by
   AXA Equitable in Separate Account No. 70.......         --   4,000,000           --          999           --       34,999
                                                   ----------  ----------  -----------  -----------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS.............  1,081,220   4,056,996    3,450,654   20,573,535   20,905,073   17,160,058
NET ASSETS -- BEGINNING OF YEAR OR PERIOD.........  4,056,996          --   22,502,312    1,928,777   19,379,647    2,219,589
                                                   ----------  ----------  -----------  -----------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD............... $5,138,216  $4,056,996  $25,952,966  $22,502,312  $40,284,720  $19,379,647
                                                   ==========  ==========  ===========  ===========  ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued...........................................         --          --          406          630          823          648
 Transferred from Separate Account No. 49.........         --          --           --          454           --          368
 Redeemed.........................................         --          --         (168)        (127)        (163)        (157)
                                                   ----------  ----------  -----------  -----------  -----------  -----------
 Net Increase (Decrease)..........................         --          --          238          957          660          859
                                                   ==========  ==========  ===========  ===========  ===========  ===========

UNIT ACTIVITY CLASS B
 Issued...........................................         73           5          288          217          583           14
 Transferred from Separate Account No. 49.........         --          --           --          449           --           --
 Redeemed.........................................         (3)         --          (92)         (53)         (38)          --
                                                   ----------  ----------  -----------  -----------  -----------  -----------
 Net Increase (Decrease)..........................         70           5          196          613          545           14
                                                   ==========  ==========  ===========  ===========  ===========  ===========

-----------
Theaccompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(b)Units were made available on February 19, 2013.
(c)Units were made available on November 18, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                        EQ/MORGAN STANLEY MID     EQ/NATURAL RESOURCES
                                             EQ/MONEY MARKET*(A)           CAP GROWTH*(A)               PLUS*(B)
                                         ---------------------------  ------------------------  -----------------------
                                              2014          2013          2014         2013         2014        2013
                                         -------------  ------------  -----------  -----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $  (1,585,698) $ (1,092,983) $  (743,626) $  (554,710) $    77,725  $   68,636
 Net realized gain (loss) on investments           237         1,134    7,789,886    3,357,988       54,220         434
 Net change in unrealized appreciation
   (depreciation) of investments........           285          (648)  (8,298,274)   9,022,589   (1,068,508)    170,070
                                         -------------  ------------  -----------  -----------  -----------  ----------

 Net Increase (decrease) in net assets
   resulting from operations............    (1,585,176)   (1,092,497)  (1,252,014)  11,825,867     (936,563)    239,140
                                         -------------  ------------  -----------  -----------  -----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..   209,251,472   117,503,012   10,388,451    6,898,859    1,160,247     300,940
 Transfers from Separate Account No. 49.            --    39,045,330           --   27,159,815           --          --
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................  (147,713,819)  (97,059,884)  (1,682,256)    (629,577)     154,944      73,983
 Redemptions for contract benefits and
   terminations.........................   (27,922,680)   (5,399,806)  (1,825,763)  (1,069,137)     (43,770)       (270)
 Contract maintenance charges...........      (284,001)     (265,355)    (235,219)    (193,880)        (107)         --
                                         -------------  ------------  -----------  -----------  -----------  ----------

 Net increase (decrease) in net assets
   resulting from contractowner
   transactions.........................    33,330,972    53,823,297    6,645,213   32,166,080    1,271,314     374,653
                                         -------------  ------------  -----------  -----------  -----------  ----------

 Net increase (decrease) in amount
   retained by AXA Equitable in
   Separate Account No. 70..............          (202)       10,198           --          998           --   4,999,999
                                         -------------  ------------  -----------  -----------  -----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS...    31,745,594    52,740,998    5,393,199   43,992,945      334,751   5,613,792
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................    83,737,296    30,996,298   47,552,217    3,559,272    5,613,792          --
                                         -------------  ------------  -----------  -----------  -----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD..... $ 115,482,890  $ 83,737,296  $52,945,416  $47,552,217  $ 5,948,543  $5,613,792
                                         =============  ============  ===========  ===========  ===========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued.................................         9,525        10,677          728          635           --          --
 Transferred from Separate Account
   No. 49...............................            --         2,080           --        1,342           --          --
 Redeemed...............................        (9,337)      (10,361)        (511)        (273)          --          --
                                         -------------  ------------  -----------  -----------  -----------  ----------
 Net Increase (Decrease)................           188         2,396          217        1,704           --          --
                                         =============  ============  ===========  ===========  ===========  ==========

UNIT ACTIVITY CLASS B
 Issued.................................        12,787         4,082          397          154          171          42
 Transferred from Separate Account
   No. 49...............................            --         1,258           --          590           --          --
 Redeemed...............................        (9,651)       (2,597)        (196)        (175)         (52)         (4)
                                         -------------  ------------  -----------  -----------  -----------  ----------
 Net Increase (Decrease)................         3,136         2,743          201          569          119          38
                                         =============  ============  ===========  ===========  ===========  ==========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(b)Units were made available on February 19, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                                    EQ/PIMCO                 EQ/PIMCO
                                                        EQ/OPPENHEIMER               GLOBAL                 ULTRA SHORT
                                                          GLOBAL*(A)             REAL RETURN*(B)             BOND*(A)
                                                   ------------------------  ----------------------  ------------------------
                                                       2014         2013        2014        2013         2014         2013
                                                   -----------  -----------  ----------  ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)..................... $  (292,378) $   274,074  $  160,712  $   (6,991) $  (267,325) $  (151,892)
 Net realized gain (loss) on investments..........     892,913      985,031       5,368     (21,132)     (59,119)     (11,433)
 Net change in unrealized appreciation
   (depreciation) of investments..................    (576,296)   3,025,112     (17,123)    (43,209)     (68,972)    (160,608)
                                                   -----------  -----------  ----------  ----------  -----------  -----------

 Net Increase (decrease) in net assets resulting
   from operations................................      24,239    4,284,217     148,957     (71,332)    (395,416)    (323,933)
                                                   -----------  -----------  ----------  ----------  -----------  -----------
FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners............   9,704,890    7,905,448   2,476,334   1,165,444    5,564,973    6,472,891
 Transfers from Separate Account No. 49...........          --   13,735,399          --          --           --   16,751,299
 Transfers between Variable Investment Options
   including guaranteed interest account, net.....   4,199,711      726,240     606,282     315,734   (1,015,380)    (845,831)
 Redemptions for contract benefits and
   terminations...................................  (1,087,098)    (497,480)    (96,764)     (2,353)  (2,752,716)  (1,040,955)
 Contract maintenance charges.....................    (106,841)     (64,185)       (319)         (3)     (41,621)     (35,514)
                                                   -----------  -----------  ----------  ----------  -----------  -----------

 Net increase (decrease) in net assets resulting
   from contractowner transactions................  12,710,662   21,805,422   2,985,533   1,478,822    1,755,256   21,301,890
                                                   -----------  -----------  ----------  ----------  -----------  -----------

 Net increase (decrease) in amount retained by
   AXA Equitable in Separate Account No. 70.......         224        1,001         139      15,489           --       15,000
                                                   -----------  -----------  ----------  ----------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS.............  12,735,125   26,090,640   3,134,629   1,422,979    1,359,840   20,992,957
NET ASSETS -- BEGINNING OF YEAR OR PERIOD.........  27,411,237    1,320,597   1,422,979          --   24,731,891    3,738,934
                                                   -----------  -----------  ----------  ----------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD............... $40,146,362  $27,411,237  $4,557,608  $1,422,979  $26,091,731  $24,731,891
                                                   ===========  ===========  ==========  ==========  ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued...........................................         948          845          --          --          792        1,113
 Transferred from Separate Account No. 49.........          --          849          --          --           --        1,581
 Redeemed.........................................        (294)        (399)         --          --         (780)        (748)
                                                   -----------  -----------  ----------  ----------  -----------  -----------
 Net Increase (Decrease)..........................         654        1,295          --          --           12        1,946
                                                   ===========  ===========  ==========  ==========  ===========  ===========
UNIT ACTIVITY CLASS B
 Issued...........................................         275          199         374         189          386          121
 Transferred from Separate Account No. 49.........          --          287          --          --           --          127
 Redeemed.........................................         (58)         (70)        (72)        (36)        (225)         (20)
                                                   -----------  -----------  ----------  ----------  -----------  -----------
 Net Increase (Decrease)..........................         217          416         302         153          161          228
                                                   ===========  ===========  ==========  ==========  ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(b)Units were made available on February 19, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                            EQ/QUALITY             EQ/REAL ESTATE          EQ/SMALL COMPANY
                                                           BOND PLUS*(A)              PLUS*(B)                 INDEX*(A)
                                                     ------------------------  ----------------------  ------------------------
                                                         2014         2013        2014        2013         2014         2013
                                                     -----------  -----------  ----------  ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)....................... $  (100,518) $  (224,561) $  274,375  $   16,765  $  (112,884) $   (16,149)
 Net realized gain (loss) on investments............       9,364      (41,348)    119,786     (23,695)   2,643,630    1,733,799
 Net change in unrealized appreciation
   (depreciation) of investments....................     412,117     (542,953)      4,949     (56,968)  (1,710,335)   1,789,849
                                                     -----------  -----------  ----------  ----------  -----------  -----------

 Net Increase (decrease) in net assets resulting
   from operations..................................     320,963     (808,862)    399,110     (63,898)     820,411    3,507,499
                                                     -----------  -----------  ----------  ----------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..............   2,451,287    4,839,268   2,734,523   1,094,273    7,359,762    3,632,055
 Transfers from Separate Account No. 49.............          --   18,636,389          --          --           --    4,460,360
 Transfers between Variable Investment Options
   including guaranteed interest account, net.......     910,599      816,653   1,262,612     424,982     (576,536)   5,539,635
 Redemptions for contract benefits and terminations.    (694,312)    (643,908)    (75,288)     (2,580)    (497,455)    (446,145)
 Contract maintenance charges.......................    (426,686)    (336,982)       (384)         (4)      (1,874)      (1,088)
                                                     -----------  -----------  ----------  ----------  -----------  -----------

 Net increase (decrease) in net assets resulting
   from contractowner transactions..................   2,240,888   23,311,420   3,921,463   1,516,671    6,283,897   13,184,817
                                                     -----------  -----------  ----------  ----------  -----------  -----------

 Net increase (decrease) in amount retained by AXA
   Equitable in Separate Account No. 70.............          --        1,003         191      13,802           --       34,999
                                                     -----------  -----------  ----------  ----------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS...............   2,561,851   22,503,561   4,320,764   1,466,575    7,104,308   16,727,315
NET ASSETS -- BEGINNING OF YEAR OR PERIOD...........  22,503,561           --   1,466,575          --   19,080,909    2,353,594
                                                     -----------  -----------  ----------  ----------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD................. $25,065,412  $22,503,561  $5,787,339  $1,466,575  $26,185,217  $19,080,909
                                                     ===========  ===========  ==========  ==========  ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued.............................................          --           --          --          --          572          696
 Transferred from Separate Account No. 49...........          --           --          --          --           --          309
 Redeemed...........................................          --           --          --          --         (384)        (194)
                                                     -----------  -----------  ----------  ----------  -----------  -----------
 Net Increase (Decrease)............................          --           --          --          --          188          811
                                                     ===========  ===========  ==========  ==========  ===========  ===========

UNIT ACTIVITY CLASS B
 Issued.............................................         350          761         506         211          260            3
 Transferred from Separate Account No. 49...........          --        1,489          --          --           --           --
 Redeemed...........................................        (153)        (370)       (136)        (59)         (14)          --
                                                     -----------  -----------  ----------  ----------  -----------  -----------
 Net Increase (Decrease)............................         197        1,880         370         152          246            3
                                                     ===========  ===========  ==========  ==========  ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(b)Units were made available on February 19, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                    EQ/T. ROWE PRICE GROWTH      EQ/UBS GROWTH &       EQ/WELLS FARGO OMEGA
                                                           STOCK*(A)               INCOME*(A)               GROWTH*(A)
                                                   ------------------------  ----------------------  ------------------------
                                                       2014         2013        2014        2013         2014         2013
                                                   -----------  -----------  ----------  ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)..................... $(1,025,080) $  (600,473) $  (45,573) $  (16,542) $(1,263,609) $  (747,666)
 Net realized gain (loss) on investments..........   2,716,127    1,593,689     287,937     125,556   11,546,663   17,385,225
 Net change in unrealized appreciation
   (depreciation) of investments..................   3,466,036   12,106,835     392,244     983,223   (8,048,207)     (28,834)
                                                   -----------  -----------  ----------  ----------  -----------  -----------

 Net Increase (decrease) in net assets resulting
   from operations................................   5,157,083   13,100,051     634,608   1,092,237    2,234,847   16,608,725
                                                   -----------  -----------  ----------  ----------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners............  21,579,775   14,185,525     781,698   1,550,193   21,838,609   22,699,799
 Transfers from Separate Account No. 49...........          --   23,349,236          --   2,750,945           --   23,145,639
 Transfers between Variable Investment Options
   including guaranteed interest account, net.....   4,758,199    2,742,026    (272,791)   (340,106)    (787,952)   7,392,742
 Redemptions for contract benefits and
   terminations...................................  (2,296,841)  (1,098,783)   (212,173)    (79,350)  (2,509,733)  (1,169,857)
 Contract maintenance charges.....................    (252,379)    (172,208)   (107,086)    (64,938)    (236,456)    (171,621)
                                                   -----------  -----------  ----------  ----------  -----------  -----------

 Net increase (decrease) in net assets resulting
   from contractowner transactions................  23,788,754   39,005,796     189,648   3,816,744   18,304,468   51,896,702
                                                   -----------  -----------  ----------  ----------  -----------  -----------

 Net increase (decrease) in amount retained by
   AXA Equitable in Separate Account No. 70.......         999          999          --         500          250        2,000
                                                   -----------  -----------  ----------  ----------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS.............  28,946,836   52,106,846     824,256   4,909,481   20,539,565   68,507,427
NET ASSETS -- BEGINNING OF YEAR OR PERIOD.........  57,691,534    5,584,688   4,909,481          --   76,479,313    7,971,886
                                                   -----------  -----------  ----------  ----------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD............... $86,638,370  $57,691,534  $5,733,737  $4,909,481  $97,018,878  $76,479,313
                                                   ===========  ===========  ==========  ==========  ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS A
 Issued...........................................       1,357        1,096          --          --           --           --
 Transferred from Separate Account No. 49.........          --        1,130          --          --           --           --
 Redeemed.........................................        (364)        (245)         --          --           --           --
                                                   -----------  -----------  ----------  ----------  -----------  -----------
 Net Increase (Decrease)..........................         993        1,981          --          --           --           --
                                                   ===========  ===========  ==========  ==========  ===========  ===========

UNIT ACTIVITY CLASS B
 Issued...........................................         793          384         245         319        1,930        2,805
 Transferred from Separate Account No. 49.........          --          734          --         675           --        2,020
 Redeemed.........................................        (311)        (185)       (155)       (124)        (677)        (450)
                                                   -----------  -----------  ----------  ----------  -----------  -----------
 Net Increase (Decrease)..........................         482          933          90         870        1,253        4,375
                                                   ===========  ===========  ==========  ==========  ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                                               FIDELITY(R) VIP ASSET
                                                      FEDERATED HIGH         FEDERATED            MANAGER: GROWTH
                                                   INCOME BOND FUND II(C) KAUFMANN FUND II(C)      PORTFOLIO(A)
                                                   --------------------   ------------------- ----------------------
                                                      2014        2013      2014       2013      2014        2013
                                                   ----------   --------   --------   ------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)..................... $   44,993   $    (29) $ (3,145)   $   --  $   (9,831) $   (7,828)
 Net realized gain (loss) on investments..........     (4,417)        --    11,182        --     109,976      25,175
 Net change in unrealized appreciation
   (depreciation) of investments..................   (101,127)       213    22,586        32     (50,634)    178,917
                                                   ----------   --------   --------   ------  ----------  ----------
 Net Increase (decrease) in net assets resulting
   from operations................................    (60,551)       184    30,623        32      49,511     196,264
                                                   ----------   --------   --------   ------  ----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners............  4,582,638    107,185   538,292     5,376      22,732      46,967
 Transfers from Separate Account No. 49...........         --         --        --        --          --     956,171
 Transfers between Variable Investment Options
   including guaranteed interest account, net.....    884,129        500   189,543        --     (30,957)     14,172
 Redemptions for contract benefits and
   terminations...................................   (187,007)        --    (2,625)       --    (261,607)    (67,098)
 Contract maintenance charges.....................         --         --        --        --        (229)       (273)
                                                   ----------   --------   --------   ------  ----------  ----------

 Net increase (decrease) in net assets resulting
   from contractowner transactions................  5,279,760    107,685   725,210     5,376    (270,061)    949,939
                                                   ----------   --------   --------   ------  ----------  ----------

 Net increase (decrease) in amount retained by
   AXA Equitable in Separate Account No. 70.......        (10)        11        --        --          --         252
                                                   ----------   --------   --------   ------  ----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS.............  5,219,199    107,880   755,833     5,408    (220,550)  1,146,455
NET ASSETS -- BEGINNING OF YEAR OR PERIOD.........    107,880         --     5,408        --   1,146,455          --
                                                   ----------   --------   --------   ------  ----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD............... $5,327,079   $107,880  $761,241    $5,408  $  925,905  $1,146,455
                                                   ==========   ========   ========   ======  ==========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY SERVICE CLASS
 Issued...........................................        525         11        65         1          --          --
 Redeemed.........................................        (13)        --        --        --          --          --
                                                   ----------   --------   --------   ------  ----------  ----------
 Net Increase (Decrease)..........................        512         11        65         1          --          --
                                                   ==========   ========   ========   ======  ==========  ==========
UNIT ACTIVITY SERVICE CLASS 2
 Issued...........................................         --         --        --        --           9          11
 Transferred from Separate Account No. 49.........         --         --        --        --          --          78
 Redeemed.........................................         --         --        --        --         (29)        (10)
                                                   ----------   --------   --------   ------  ----------  ----------
 Net Increase (Decrease)..........................         --         --        --        --         (20)         79
                                                   ==========   ========   ========   ======  ==========  ==========

-----------
The accompanying notes are an integral part of these financial statements.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(c)Units were made available on November 18, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                   FIDELITY(R) VIP CONTRAFUND(R) FIDELITY(R) VIP FREEDOM FIDELITY(R) VIP FREEDOM
                                                          PORTFOLIO(A)            2015 PORTFOLIO(A)       2020 PORTFOLIO(A)
                                                   ----------------------------  ----------------------  ----------------------
                                                       2014            2013         2014        2013       2014        2013
                                                    ------------   -----------    ---------   --------    --------    --------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)..................... $   (499,531)   $  (246,261)  $  (1,440)   $    916   $   (573)   $  1,282
 Net realized gain (loss) on investments..........    4,854,793      1,530,584      41,147      33,470     29,534      18,879
 Net change in unrealized appreciation
   (depreciation) of investments..................    4,301,060     12,642,136     (10,486)     63,408     (6,699)     71,533
                                                    ------------   -----------    ---------   --------    --------    --------

 Net Increase (decrease) in net assets resulting
   from operations................................    8,656,322     13,926,459      29,221      97,794     22,262      91,694
                                                    ------------   -----------    ---------   --------    --------    --------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners............   25,602,106     18,649,310       3,365       2,840      4,161      32,775
 Transfers from Separate Account No. 49...........           --     30,990,000          --     744,899         --     685,807
 Transfers between Variable Investment Options
   including guaranteed interest account, net.....    2,693,295      3,405,909     (63,803)    137,170    (12,243)    (55,168)
 Redemptions for contract benefits and
   terminations...................................   (3,005,557)    (1,358,951)    (47,260)    (78,648)   (59,326)     (7,697)
 Contract maintenance charges.....................      (11,934)        (8,534)        (79)        (30)      (213)       (268)
                                                    ------------   -----------    ---------   --------    --------    --------

 Net increase (decrease) in net assets resulting
   from contractowner transactions................   25,277,910     51,677,734    (107,777)    806,231    (67,621)    655,449
                                                    ------------   -----------    ---------   --------    --------    --------

 Net increase (decrease) in amount retained by
   AXA Equitable in Separate Account No. 70.......        2,124             --          --         250         --         248
                                                    ------------   -----------    ---------   --------    --------    --------

NET INCREASE (DECREASE) IN NET ASSETS.............   33,936,356     65,604,193     (78,556)    904,275    (45,359)    747,391
NET ASSETS -- BEGINNING OF YEAR OR PERIOD.........   73,474,285      7,870,092     904,275          --    747,391          --
                                                    ------------   -----------    ---------   --------    --------    --------

NET ASSETS -- END OF YEAR OR PERIOD............... $107,410,641    $73,474,285   $ 825,719    $904,275   $702,032    $747,391
                                                    ============   ===========    =========   ========    ========    ========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY SERVICE CLASS 2
 Issued...........................................        2,145          1,707           3          30          1          11
 Transferred from Separate Account No. 49.........           --          2,364          --          70         --          65
 Redeemed.........................................         (505)          (319)        (13)        (23)        (7)        (14)
                                                    ------------   -----------    ---------   --------    --------    --------
 Net Increase (Decrease)..........................        1,640          3,752         (10)         77         (6)         62
                                                    ============   ===========    =========   ========    ========    ========

-----------
The accompanying notes are an integral part of these financial statements.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                           FIDELITY(R) VIP     FIDELITY(R) VIP
                                                            FREEDOM 2025        FREEDOM 2030      FIDELITY(R) VIP MID CAP
                                                            PORTFOLIO(A)        PORTFOLIO(A)           PORTFOLIO(A)
                                                         ------------------  ------------------  ------------------------
                                                           2014      2013      2014      2013        2014         2013
                                                         --------  --------  --------  --------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........................... $    348  $  3,701  $  2,344  $  1,609  $  (547,638) $  (254,948)
 Net realized gain (loss) on investments................   40,673    17,237    26,889    14,740    1,291,443    4,060,553
 Net change in unrealized appreciation (depreciation)
   of investments.......................................   (8,702)   96,913    (4,445)   72,065    1,153,969    2,904,876
                                                         --------  --------  --------  --------  -----------  -----------
 Net Increase (decrease) in net assets resulting from
   operations...........................................   32,319   117,851    24,788    88,414    1,897,774    6,710,481
                                                         --------  --------  --------  --------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..................   18,054    49,010     1,600     2,131   13,251,177    9,540,072
 Transfers from Separate Account No. 49.................       --   359,408        --   321,492           --   12,720,867
 Transfers between Variable Investment Options
   including guaranteed interest account, net...........  (20,700)  387,809   213,640   221,448    1,674,854      731,450
 Redemptions for contract benefits and terminations.....  (19,910)   (7,277)  (14,537)  (19,243)  (1,208,914)    (708,216)
 Contract maintenance charges...........................     (270)     (280)      (83)      (90)      (5,246)      (3,476)
                                                         --------  --------  --------  --------  -----------  -----------

 Net increase (decrease) in net assets resulting from
   contractowner transactions...........................  (22,826)  788,670   200,620   525,738   13,711,871   22,280,697
                                                         --------  --------  --------  --------  -----------  -----------

 Net increase (decrease) in amount retained by AXA
   Equitable in Separate Account No. 70.................       --       250        --       250           --           --
                                                         --------  --------  --------  --------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS...................    9,493   906,771   225,408   614,402   15,609,645   28,991,178
NET ASSETS -- BEGINNING OF YEAR OR PERIOD...............  906,771        --   614,402        --   31,759,250    2,768,072
                                                         --------  --------  --------  --------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD..................... $916,264  $906,771  $839,810  $614,402  $47,368,895  $31,759,250
                                                         ========  ========  ========  ========  ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY SERVICE CLASS 2
 Issued.................................................        4        43        20        26        1,142          908
 Transferred from Separate Account No. 49...............       --        34        --        31           --          994
 Redeemed...............................................       (7)       (4)       (5)       (8)        (240)        (260)
                                                         --------  --------  --------  --------  -----------  -----------
 Net Increase (Decrease)................................       (3)       73        15        49          902        1,642
                                                         ========  ========  ========  ========  ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                   FIDELITY(R) VIP STRATEGIC    FIRST TRUST MULTI     FIRST TRUST/DOW JONES
                                                            INCOME                   INCOME             DIVIDEND & INCOME
                                                         PORTFOLIO(A)        ALLOCATION PORTFOLIO(E)  ALLOCATION PORTFOLIO
                                                   ------------------------  ----------------------- ----------------------
                                                       2014         2013              2014              2014        2013
                                                   -----------  -----------  ----------------------- ----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)..................... $   930,445  $   952,033         $  1,609         $  (27,710) $    5,281
 Net realized gain (loss) on investments..........     511,456      197,986           (2,743)            63,583      85,852
 Net change in unrealized appreciation
   (depreciation) of investments..................    (925,815)  (1,674,429)           4,244            534,137      86,342
                                                   -----------  -----------         --------         ----------  ----------
 Net Increase (decrease) in net assets resulting
   from operations................................     516,086     (524,410)           3,110            570,010     177,475
                                                   -----------  -----------         --------         ----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners............  18,517,668   10,573,458          247,095          4,154,595   1,444,130
 Transfers from Separate Account No. 49...........          --   24,500,985               --                 --          --
 Transfers between Variable Investment Options
   including guaranteed interest account, net.....   1,167,617   (2,908,344)         309,846          1,467,711   1,540,108
 Redemptions for contract benefits and
   terminations...................................  (1,857,673)  (1,225,008)          (2,025)          (200,114)    (40,904)
 Contract maintenance charges.....................      (4,512)      (3,654)              --               (437)        (60)
                                                   -----------  -----------         --------         ----------  ----------

 Net increase (decrease) in net assets resulting
   from contractowner transactions................  17,823,100   30,937,437          554,916          5,421,755   2,943,274
                                                   -----------  -----------         --------         ----------  ----------

 Net increase (decrease) in amount retained by
   AXA Equitable in Separate Account No. 70.......          --           --               53                 65          85
                                                   -----------  -----------         --------         ----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS.............  18,339,186   30,413,027          558,079          5,991,830   3,120,834
NET ASSETS -- BEGINNING OF YEAR OR PERIOD.........  36,494,190    6,081,163               --          3,696,214     575,380
                                                   -----------  -----------         --------         ----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD............... $54,833,376  $36,494,190         $558,079         $9,688,044  $3,696,214
                                                   ===========  ===========         ========         ==========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS I SHARES
 Issued...........................................          --           --               67                580         331
 Redeemed.........................................          --           --              (13)              (109)        (62)
                                                   -----------  -----------         --------         ----------  ----------
 Net Increase (Decrease)..........................          --           --               54                471         269
                                                   ===========  ===========         ========         ==========  ==========
UNIT ACTIVITY SERVICE CLASS 2
 Issued...........................................       2,163        1,222               --                 --          --
 Transferred from Separate Account No. 49.........          --        2,015               --                 --          --
 Redeemed.........................................        (561)        (691)              --                 --          --
                                                   -----------  -----------         --------         ----------  ----------
 Net Increase (Decrease)..........................       1,602        2,546               --                 --          --
                                                   ===========  ===========         ========         ==========  ==========

-----------
The accompanying notes are an integral part of these financial statements.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(e)Units were made available for sale on June 13, 2014.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                                               FRANKLIN FOUNDING
                                                                                              FUNDS ALLOCATION VIP
                                                                                                    FUND(A)
                                                                                            -----------------------
                                                                                                2014        2013
                                                                                            -----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
  Net investment income (loss)............................................................. $   199,145  $  553,232
  Net realized gain (loss) on investments..................................................    (137,922)    697,340
  Net change in unrealized appreciation (depreciation) of investments......................    (178,600)   (263,540)
                                                                                            -----------  ----------

  Net Increase (decrease) in net assets resulting from operations..........................    (117,377)    987,032
                                                                                            -----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
  Payments received from contractowners....................................................   8,312,988   2,525,105
  Transfers from Separate Account No. 49...................................................          --   1,848,213
  Transfers between Variable Investment Options including guaranteed interest account, net.   2,860,920   3,594,371
  Redemptions for contract benefits and terminations.......................................    (805,865)   (140,294)
  Contract maintenance charges.............................................................      (1,104)       (639)
                                                                                            -----------  ----------

  Net increase (decrease) in net assets resulting from contractowner transactions..........  10,366,939   7,826,756
                                                                                            -----------  ----------

  Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70...          --         (13)
                                                                                            -----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS......................................................  10,249,562   8,813,775
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..................................................   9,134,970     321,195
                                                                                            -----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD........................................................ $19,384,532  $9,134,970
                                                                                            ===========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS 2
  Issued...................................................................................       1,084         608
  Transferred from Separate Account No. 49.................................................          --         158
  Redeemed.................................................................................        (285)       (152)
                                                                                            -----------  ----------
  Net Increase (Decrease)..................................................................         799         614
                                                                                            ===========  ==========

                                                                                                 FRANKLIN INCOME
                                                                                                   VIP FUND(A)
                                                                                            ------------------------
                                                                                                2014         2013
                                                                                            -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
  Net investment income (loss)............................................................. $ 1,590,737  $   918,613
  Net realized gain (loss) on investments..................................................     507,957      169,405
  Net change in unrealized appreciation (depreciation) of investments......................  (1,930,059)   1,234,779
                                                                                            -----------  -----------

  Net Increase (decrease) in net assets resulting from operations..........................     168,635    2,322,797
                                                                                            -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
  Payments received from contractowners....................................................  25,410,392    9,120,644
  Transfers from Separate Account No. 49...................................................          --    9,654,829
  Transfers between Variable Investment Options including guaranteed interest account, net.  13,521,835    5,898,278
  Redemptions for contract benefits and terminations.......................................  (2,320,856)    (911,636)
  Contract maintenance charges.............................................................      (2,902)      (1,405)
                                                                                            -----------  -----------

  Net increase (decrease) in net assets resulting from contractowner transactions..........  36,608,469   23,760,710
                                                                                            -----------  -----------

  Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70...         701          998
                                                                                            -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS......................................................  36,777,805   26,084,505
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..................................................  29,986,330    3,901,825
                                                                                            -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD........................................................ $66,764,135  $29,986,330
                                                                                            ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS 2
  Issued...................................................................................       3,400        1,632
  Transferred from Separate Account No. 49.................................................          --          795
  Redeemed.................................................................................        (431)        (538)
                                                                                            -----------  -----------
  Net Increase (Decrease)..................................................................       2,969        1,889
                                                                                            ===========  ===========

                                                                                                 FRANKLIN MUTUAL
                                                                                               SHARES VIP FUND(A)
                                                                                            ------------------------
                                                                                                2014         2013
                                                                                            -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
  Net investment income (loss)............................................................. $    76,948  $    81,133
  Net realized gain (loss) on investments..................................................     450,856      364,020
  Net change in unrealized appreciation (depreciation) of investments......................      82,656    1,784,936
                                                                                            -----------  -----------

  Net Increase (decrease) in net assets resulting from operations..........................     610,460    2,230,089
                                                                                            -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
  Payments received from contractowners....................................................   2,397,016    1,937,689
  Transfers from Separate Account No. 49...................................................          --    6,987,930
  Transfers between Variable Investment Options including guaranteed interest account, net.     (89,215)    (782,020)
  Redemptions for contract benefits and terminations.......................................    (337,170)    (377,117)
  Contract maintenance charges.............................................................      (1,619)      (1,590)
                                                                                            -----------  -----------

  Net increase (decrease) in net assets resulting from contractowner transactions..........   1,969,012    7,764,892
                                                                                            -----------  -----------

  Net increase (decrease) in amount retained by AXA Equitable in Separate Account No. 70...          --           --
                                                                                            -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS......................................................   2,579,472    9,994,981
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..................................................  10,865,372      870,391
                                                                                            -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD........................................................ $13,444,844  $10,865,372
                                                                                            ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS 2
  Issued...................................................................................         245          258
  Transferred from Separate Account No. 49.................................................          --          593
  Redeemed.................................................................................        (106)        (195)
                                                                                            -----------  -----------
  Net Increase (Decrease)..................................................................         139          656
                                                                                            ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                        FRANKLIN RISING         FRANKLIN STRATEGIC         GOLDMAN SACHS VIT
                                                     DIVIDENDS VIP FUND(B)      INCOME VIP FUND(A)       MID CAP VALUE FUND(A)
                                                   ------------------------  ------------------------  ------------------------
                                                       2014         2013         2014         2013         2014         2013
                                                   -----------  -----------  -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)..................... $   (38,043) $   (45,750) $ 1,830,216  $ 1,305,672  $  (134,967) $  (105,842)
 Net realized gain (loss) on investments..........     914,430      120,302      511,622      191,367    5,746,112    2,105,467
 Net change in unrealized appreciation
   (depreciation) of investments..................   1,534,348    1,173,734   (2,473,435)  (1,028,260)  (2,947,657)   1,784,010
                                                   -----------  -----------  -----------  -----------  -----------  -----------

 Net Increase (decrease) in net assets resulting
   from operations................................   2,410,735    1,248,286     (131,597)     468,779    2,663,488    3,783,635
                                                   -----------  -----------  -----------  -----------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners............  14,981,052    9,898,587   13,814,503   11,181,320    6,295,051    5,268,336
 Transfers from Separate Account No. 49...........          --           --           --   16,964,343           --    8,239,902
 Transfers between Variable Investment Options
   including guaranteed interest account, net.....   5,754,820    6,255,274    6,491,454    2,222,043    2,207,670      960,570
 Redemptions for contract benefits and
   terminations...................................    (904,945)     (66,731)  (1,999,194)  (1,241,164)    (734,412)    (377,598)
 Contract maintenance charges.....................      (1,891)        (100)      (4,545)      (3,321)      (3,206)      (2,295)
                                                   -----------  -----------  -----------  -----------  -----------  -----------

 Net increase (decrease) in net assets resulting
   from contractowner transactions................  19,829,036   16,087,030   18,302,218   29,123,221    7,765,103   14,088,915
                                                   -----------  -----------  -----------  -----------  -----------  -----------

 Net increase (decrease) in amount retained by
   AXA Equitable in Separate Account No. 70.......       1,498          749           --           --           --        9,695
                                                   -----------  -----------  -----------  -----------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS.............  22,241,269   17,336,065   18,170,621   29,592,000   10,428,591   17,882,245
NET ASSETS -- BEGINNING OF YEAR OR PERIOD.........  17,336,065           --   34,362,266    4,770,266   19,680,121    1,797,876
                                                   -----------  -----------  -----------  -----------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD............... $39,577,334  $17,336,065  $52,532,887  $34,362,266  $30,108,712  $19,680,121
                                                   ===========  ===========  ===========  ===========  ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS 2
 Issued...........................................       2,051        1,581        1,811        1,491           --           --
 Transferred from Separate Account No. 49.........          --           --           --        1,359           --           --
 Redeemed.........................................        (331)        (124)        (395)        (529)          --           --
                                                   -----------  -----------  -----------  -----------  -----------  -----------
 Net Increase (Decrease)..........................       1,720        1,457        1,416        2,321           --           --
                                                   ===========  ===========  ===========  ===========  ===========  ===========

UNIT ACTIVITY SERVICE SHARES
 Issued...........................................          --           --           --           --          604          558
 Transferred from Separate Account No. 49.........          --           --           --           --           --          597
 Redeemed.........................................          --           --           --           --         (200)        (196)
                                                   -----------  -----------  -----------  -----------  -----------  -----------
 Net Increase (Decrease)..........................          --           --           --           --          404          959
                                                   ===========  ===========  ===========  ===========  ===========  ===========

-----------
Theaccompanying notes are an integral part of these financial statements.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(b)Units were made available on February 19, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                             GUGGENHEIM VT                            HARTFORD     HARTFORD
                                                                 GLOBAL             GUGGENHEIM        CAPITAL       GROWTH
                                                            MANAGED FUTURES       VT MULTI-HEDGE    APPRECIATION OPPORTUNITIES
                                                            STRATEGY FUND(A)    STRATEGIES FUND(A)  HLS FUND(E)   HLS FUND(E)
                                                         ---------------------  ------------------  ------------ -------------
                                                            2014        2013      2014      2013        2014         2014
                                                         ----------  ---------  --------  --------  ------------ -------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........................... $  (10,424) $  (8,227) $(11,029) $(10,106)  $    6,357   $   (3,426)
 Net realized gain (loss) on investments................     (6,829)   (33,793)    1,715    (6,278)      39,298       24,514
 Net change in unrealized appreciation (depreciation)
   of investments.......................................    127,332     48,936    34,499    20,152      (29,020)      25,244
                                                         ----------  ---------  --------  --------   ----------   ----------

 Net Increase (decrease) in net assets resulting from
   operations...........................................    110,079      6,916    25,185     3,768       16,635       46,332
                                                         ----------  ---------  --------  --------   ----------   ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..................    281,024     77,573     7,703    21,312      951,653    1,031,074
 Transfers from Separate Account No. 49.................         --    646,284        --   564,889           --           --
 Transfers between Variable Investment Options
   including guaranteed interest account, net...........    258,428   (107,350)   26,087   195,664      760,176      529,261
 Redemptions for contract benefits and terminations.....    (49,496)   (19,680)  (13,117)  (17,425)      (1,189)      (4,304)
 Contract maintenance charges...........................        (67)       (80)     (101)      (86)          (3)          (1)
                                                         ----------  ---------  --------  --------   ----------   ----------

 Net increase (decrease) in net assets resulting from
   contractowner transactions...........................    489,889    596,747    20,572   764,354    1,710,637    1,556,030
                                                         ----------  ---------  --------  --------   ----------   ----------

 Net increase (decrease) in amount retained by AXA
   Equitable in Separate Account No. 70.................         --        251        --        --           --        1,351
                                                         ----------  ---------  --------  --------   ----------   ----------

NET INCREASE (DECREASE) IN NET ASSETS...................    599,968    603,914    45,757   768,122    1,727,272    1,603,713
NET ASSETS -- BEGINNING OF YEAR OR PERIOD...............    603,914         --   768,122        --           --           --
                                                         ----------  ---------  --------  --------   ----------   ----------

NET ASSETS -- END OF YEAR OR PERIOD..................... $1,203,882  $ 603,914  $813,879  $768,122   $1,727,272   $1,603,713
                                                         ==========  =========  ========  ========   ==========   ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS IC
 Issued.................................................         --         --        --        --          174          155
 Redeemed...............................................         --         --        --        --           (3)          (6)
                                                         ----------  ---------  --------  --------   ----------   ----------
 Net Increase (Decrease)................................         --         --        --        --          171          149
                                                         ==========  =========  ========  ========   ==========   ==========

UNIT ACTIVITY COMMON SHARES
 Issued.................................................         61         19        13        61           --           --
 Transferred from Separate Account No. 49...............         --         82        --        60           --           --
 Redeemed...............................................        (14)       (26)      (10)      (40)          --           --
                                                         ----------  ---------  --------  --------   ----------   ----------
 Net Increase (Decrease)................................         47         75         3        81           --           --
                                                         ==========  =========  ========  ========   ==========   ==========

-----------
The accompanying notes are an integral part of these financial statements.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(e)Units were made available for sale on June 13, 2014.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                              INVESCO V.I.           INVESCO V.I.            INVESCO V.I.
                                                           AMERICAN FRANCHISE        BALANCED-RISK            DIVERSIFIED
                                                                 FUND(A)          ALLOCATION FUND(C)       DIVIDEND FUND(A)
                                                         ----------------------  --------------------  ------------------------
                                                            2014        2013        2014       2013        2014         2013
                                                         ----------  ----------  ----------  --------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........................... $   (9,329) $   (6,418) $  (20,839) $   (414) $    22,638  $    67,528
 Net realized gain (loss) on investments................    208,528      18,158     133,817        (2)     499,317      589,600
 Net change in unrealized appreciation (depreciation)
   of investments.......................................   (178,311)    165,783     (72,210)    3,285      851,821      889,388
                                                         ----------  ----------  ----------  --------  -----------  -----------

 Net Increase (decrease) in net assets resulting from
   operations...........................................     20,888     177,523      40,768     2,869    1,373,776    1,546,516
                                                         ----------  ----------  ----------  --------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..................     18,978       3,650   1,828,998   445,251    3,971,339    3,031,962
 Transfers from Separate Account No. 49.................         --     388,492          --        --           --    2,186,458
 Transfers between Variable Investment Options
   including guaranteed interest account, net...........   (598,847)    483,949     672,890        --    1,110,562    2,838,700
 Redemptions for contract benefits and terminations.....    (10,184)    (10,845)    (72,726)       --     (374,002)    (177,057)
 Contract maintenance charges...........................        (85)        (61)         --        --       (1,489)        (727)
                                                         ----------  ----------  ----------  --------  -----------  -----------

 Net increase (decrease) in net assets resulting from
   contractowner transactions...........................   (590,138)    865,185   2,429,162   445,251    4,706,410    7,879,336
                                                         ----------  ----------  ----------  --------  -----------  -----------

 Net increase (decrease) in amount retained by AXA
   Equitable in Separate Account No. 70.................    (18,875)         --          --        25        1,501          999
                                                         ----------  ----------  ----------  --------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS...................   (588,125)  1,042,708   2,469,930   448,145    6,081,687    9,426,851
NET ASSETS -- BEGINNING OF YEAR OR PERIOD...............  1,042,708          --     448,145        --   10,334,393      907,542
                                                         ----------  ----------  ----------  --------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD..................... $  454,583  $1,042,708  $2,918,075  $448,145  $16,416,080  $10,334,393
                                                         ==========  ==========  ==========  ========  ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY SERIES II
 Issued.................................................         32          33         248        46          457          611
 Transferred from Separate Account No. 49...............         --          27          --        --           --          179
 Redeemed...............................................        (63)         (6)         (9)       --         (166)        (195)
                                                         ----------  ----------  ----------  --------  -----------  -----------
 Net Increase (Decrease)................................        (31)         54         239        46          291          595
                                                         ==========  ==========  ==========  ========  ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(c)Units were made available on November 18, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                        INVESCO V.I. GLOBAL INVESCO V.I. GLOBAL REAL   INVESCO V.I. HIGH YIELD
                                                        HEALTH CARE FUND(C)      ESTATE FUND(A)                FUND(A)
                                                        ------------------  ------------------------  ------------------------
                                                           2014      2013       2014         2013         2014         2013
                                                        ----------  ------  -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).......................... $   (6,959) $   (1) $    44,800  $ 1,047,504  $   748,676  $   416,681
 Net realized gain (loss) on investments...............    (30,825)     --      571,814      594,006      102,692      198,666
 Net change in unrealized appreciation (depreciation)
   of investments......................................     51,410      24    5,846,284   (1,674,216)  (1,077,208)    (122,639)
                                                        ----------  ------  -----------  -----------  -----------  -----------

 Net Increase (decrease) in net assets resulting from
   operations..........................................     13,626      23    6,462,898      (32,706)    (225,840)     492,708
                                                        ----------  ------  -----------  -----------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.................    756,384   2,360   14,487,959   11,932,677   11,142,844    5,447,051
 Transfers from Separate Account No. 49................         --      --           --   25,033,843           --    4,476,111
 Transfers between Variable Investment Options
   including guaranteed interest account, net..........    281,126      --    2,768,738    4,570,788    1,873,268      431,694
 Redemptions for contract benefits and terminations....    (17,154)     --   (1,753,746)  (1,154,508)    (814,743)    (302,086)
 Contract maintenance charges..........................         --      --       (7,215)      (5,741)      (1,881)      (1,180)
                                                        ----------  ------  -----------  -----------  -----------  -----------

 Net increase (decrease) in net assets resulting from
   contractowner transactions..........................  1,020,356   2,360   15,495,736   40,377,059   12,199,488   10,051,590
                                                        ----------  ------  -----------  -----------  -----------  -----------

 Net increase (decrease) in amount retained by AXA
   Equitable in Separate Account No. 70................     10,000      --           --        1,499          400           --
                                                        ----------  ------  -----------  -----------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS..................  1,043,982   2,383   21,958,634   40,345,852   11,974,048   10,544,298
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..............      2,383      --   46,151,372    5,805,520   13,370,440    2,826,142
                                                        ----------  ------  -----------  -----------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD.................... $1,046,365  $2,383  $68,110,006  $46,151,372  $25,344,488  $13,370,440
                                                        ==========  ======  ===========  ===========  ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY SERIES II
 Issued................................................        170      --        1,407        1,343        1,387          775
 Transferred from Separate Account No. 49..............         --      --           --        1,830           --          401
 Redeemed..............................................        (87)     --         (270)        (246)        (283)        (289)
                                                        ----------  ------  -----------  -----------  -----------  -----------
 Net Increase (Decrease)...............................         83      --        1,137        2,927        1,104          887
                                                        ==========  ======  ===========  ===========  ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(c)Units were made available on November 18, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                           INVESCO V.I.
                                                       INTERNATIONAL GROWTH     INVESCO V.I. MID CAP      INVESCO V.I. SMALL
                                                              FUND(A)            CORE EQUITY FUND(A)      CAP EQUITY FUND(A)
                                                     ------------------------  ----------------------  -----------------------
                                                         2014         2013        2014        2013         2014        2013
                                                     -----------  -----------  ----------  ----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)....................... $    29,723  $   (60,342) $ (112,138) $  (46,360) $  (103,728) $  (73,605)
 Net realized gain (loss) on investments............     651,290      329,790   1,117,920     641,403    1,420,594     511,785
 Net change in unrealized appreciation
   (depreciation) of investments....................  (1,255,617)   3,007,638    (822,807)    657,660   (1,179,031)  1,074,673
                                                     -----------  -----------  ----------  ----------  -----------  ----------

 Net Increase (decrease) in net assets resulting
   from operations..................................    (574,604)   3,277,086     182,975   1,252,703      137,835   1,512,853
                                                     -----------  -----------  ----------  ----------  -----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..............   9,996,391    5,640,291   2,688,647   1,771,808    2,281,720   1,135,991
 Transfers from Separate Account No. 49.............          --   12,411,982          --   3,257,234           --   3,222,606
 Transfers between Variable Investment Options
   including guaranteed interest account, net.......     841,855    2,338,982    (203,210)    124,699      (88,469)    226,426
 Redemptions for contract benefits and terminations.    (798,042)    (499,077)   (275,364)   (178,006)    (309,652)   (171,976)
 Contract maintenance charges.......................      (3,790)      (2,853)     (1,149)       (918)        (763)       (631)
                                                     -----------  -----------  ----------  ----------  -----------  ----------

 Net increase (decrease) in net assets resulting
   from contractowner transactions..................  10,036,414   19,889,325   2,208,924   4,974,817    1,882,836   4,412,416
                                                     -----------  -----------  ----------  ----------  -----------  ----------

 Net increase (decrease) in amount retained by AXA
   Equitable in Separate Account No. 70.............         750          985         160         143           --          --
                                                     -----------  -----------  ----------  ----------  -----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS...............   9,462,560   23,167,396   2,392,059   6,227,663    2,020,671   5,925,269
NET ASSETS -- BEGINNING OF YEAR OR PERIOD...........  26,204,107    3,036,711   6,921,925     694,262    6,435,827     510,558
                                                     -----------  -----------  ----------  ----------  -----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD................. $35,666,667  $26,204,107  $9,313,984  $6,921,925  $ 8,456,498  $6,435,827
                                                     ===========  ===========  ==========  ==========  ===========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY SERIES II
 Issued.............................................       1,058          748         218         244          340         167
 Transferred from Separate Account No. 49...........          --        1,047          --         278           --         219
 Redeemed...........................................        (291)        (161)        (73)       (116)        (212)        (97)
                                                     -----------  -----------  ----------  ----------  -----------  ----------
 Net Increase (Decrease)............................         767        1,634         145         406          128         289
                                                     ===========  ===========  ==========  ==========  ===========  ==========

-----------
The accompanying notes are an integral part of these financial statements.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                      IVY FUNDS VIP ASSET     IVY FUNDS VIP DIVIDEND         IVY FUNDS VIP
                                                          STRATEGY(A)            OPPORTUNITIES(A)              ENERGY(A)
                                                   ------------------------  ------------------------  ------------------------
                                                       2014         2013         2014         2013         2014         2013
                                                   -----------  -----------  -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)..................... $  (485,775) $   (53,329) $   (48,284) $    11,646  $  (399,727) $  (222,502)
 Net realized gain (loss) on investments..........   6,897,889      582,295    1,585,286      490,435    1,722,680      171,498
 Net change in unrealized appreciation
   (depreciation) of investments..................  (9,772,203)   5,700,162     (321,025)   2,364,600   (5,889,354)   3,374,815
                                                   -----------  -----------  -----------  -----------  -----------  -----------
 Net Increase (decrease) in net assets resulting
   from operations................................  (3,360,089)   6,229,128    1,215,977    2,866,681   (4,566,401)   3,323,811
                                                   -----------  -----------  -----------  -----------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners............  16,209,382   14,385,584    1,774,639    1,686,745    8,588,130    4,623,997
 Transfers from Separate Account No. 49...........          --   10,829,937           --    8,978,934           --    9,828,736
 Transfers between Variable Investment Options
   including guaranteed interest account, net.....   2,283,136    4,609,971      154,908     (394,158)   5,708,762    1,662,992
 Redemptions for contract benefits and
   terminations...................................  (1,516,954)    (698,819)    (654,030)    (301,719)    (972,112)    (454,455)
 Contract maintenance charges.....................      (4,552)      (3,211)      (1,778)      (1,592)      (3,029)      (2,333)
                                                   -----------  -----------  -----------  -----------  -----------  -----------

 Net increase (decrease) in net assets resulting
   from contractowner transactions................  16,971,012   29,123,462    1,273,739    9,968,210   13,321,751   15,658,937
                                                   -----------  -----------  -----------  -----------  -----------  -----------

 Net increase (decrease) in amount retained by
   AXA Equitable in Separate Account No. 70.......         202        1,499           --           --          676          225
                                                   -----------  -----------  -----------  -----------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS.............  13,611,125   35,354,089    2,489,716   12,834,891    8,756,026   18,982,973
NET ASSETS -- BEGINNING OF YEAR OR PERIOD.........  39,895,295    4,541,206   13,810,869      975,978   20,609,893    1,626,920
                                                   -----------  -----------  -----------  -----------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD............... $53,506,420  $39,895,295  $16,300,585  $13,810,869  $29,365,919  $20,609,893
                                                   ===========  ===========  ===========  ===========  ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY COMMON SHARES
 Issued...........................................       2,231        1,882          201          198        1,429          712
 Transferred from Separate Account No. 49.........          --        1,025           --          736           --          885
 Redeemed.........................................        (755)        (267)        (121)        (126)        (367)        (260)
                                                   -----------  -----------  -----------  -----------  -----------  -----------
 Net Increase (Decrease)..........................       1,476        2,640           80          808        1,062        1,337
                                                   ===========  ===========  ===========  ===========  ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                                                           IVY FUNDS VIP
                                                     IVY FUNDS VIP GLOBAL        IVY FUNDS VIP HIGH          MICRO CAP
                                                     NATURAL RESOURCES(A)            INCOME(A)               GROWTH(C)
                                                   ------------------------  -------------------------  -------------------
                                                       2014         2013         2014          2013        2014       2013
                                                   -----------  -----------  ------------  -----------  ----------  -------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)..................... $  (193,724) $  (157,799) $  3,144,603  $ 1,913,655  $  (14,452) $   (59)
 Net realized gain (loss) on investments..........    (242,028)    (375,468)    1,607,610    1,531,745     (50,915)       1
 Net change in unrealized appreciation
   (depreciation) of investments..................  (1,595,721)   1,224,093    (5,092,716)   1,383,117     (34,709)   3,374
                                                   -----------  -----------  ------------  -----------  ----------  -------

 Net Increase (decrease) in net assets resulting
   from operations................................  (2,031,473)     690,826      (340,503)   4,828,517    (100,076)   3,316
                                                   -----------  -----------  ------------  -----------  ----------  -------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners............   2,269,244    2,582,837    29,879,846   22,780,628   1,279,177   89,255
 Transfers from Separate Account No. 49...........          --    8,496,383            --   34,459,343          --       --
 Transfers between Variable Investment Options
   including guaranteed interest account, net.....    (364,941)     (99,824)    5,578,754    9,208,626     314,295       --
 Redemptions for contract benefits and
   terminations...................................    (648,905)    (344,844)   (3,602,674)  (1,982,209)    (37,298)      --
 Contract maintenance charges.....................      (1,903)      (1,699)       (9,943)      (6,389)         --       --
                                                   -----------  -----------  ------------  -----------  ----------  -------

 Net increase (decrease) in net assets resulting
   from contractowner transactions................   1,253,495   10,632,853    31,845,983   64,459,999   1,556,174   89,255
                                                   -----------  -----------  ------------  -----------  ----------  -------

 Net increase (decrease) in amount retained by
   AXA Equitable in Separate Account No. 70.......          --            2            --           --         139       10
                                                   -----------  -----------  ------------  -----------  ----------  -------

NET INCREASE (DECREASE) IN NET ASSETS.............    (777,978)  11,323,681    31,505,480   69,288,516   1,456,237   92,581
NET ASSETS -- BEGINNING OF YEAR OR PERIOD.........  12,487,204    1,163,523    79,879,743   10,591,227      92,581       --
                                                   -----------  -----------  ------------  -----------  ----------  -------

NET ASSETS -- END OF YEAR OR PERIOD............... $11,709,226  $12,487,204  $111,385,223  $79,879,743  $1,548,818  $92,581
                                                   ===========  ===========  ============  ===========  ==========  =======

CHANGES IN UNITS (000'S):
UNIT ACTIVITY COMMON SHARES
 Issued...........................................         375          503         2,775        3,161         240        8
 Transferred from Separate Account No. 49.........          --          915            --        2,440          --       --
 Redeemed.........................................        (257)        (278)         (759)      (1,159)       (101)      --
                                                   -----------  -----------  ------------  -----------  ----------  -------
 Net Increase (Decrease)..........................         118        1,140         2,016        4,442         139        8
                                                   ===========  ===========  ============  ===========  ==========  =======

-----------
The accompanying notes are an integral part of these financial statements.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(c)Units were made available on November 18, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                         IVY FUNDS VIP             IVY FUNDS VIP             IVY FUNDS VIP
                                                            MID CAP                 SCIENCE AND                SMALL CAP
                                                           GROWTH(A)               TECHNOLOGY(A)               GROWTH(A)
                                                   ------------------------  ------------------------  ------------------------
                                                       2014         2013         2014         2013         2014         2013
                                                   -----------  -----------  -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)..................... $  (505,028) $  (344,200) $  (626,323) $  (343,150) $  (229,100) $  (157,614)
 Net realized gain (loss) on investments..........   2,790,176    1,317,110    5,640,528    2,034,170    2,325,180      538,089
 Net change in unrealized appreciation
   (depreciation) of investments..................     (23,845)   4,812,365   (4,236,598)   8,750,919   (2,028,419)   3,350,730
                                                   -----------  -----------  -----------  -----------  -----------  -----------
 Net Increase (decrease) in net assets resulting
   from operations................................   2,261,303    5,785,275      777,607   10,441,939       67,661    3,731,205
                                                   -----------  -----------  -----------  -----------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners............   7,872,182    8,309,614   16,248,125    8,532,809    4,194,619    3,502,239
 Transfers from Separate Account No. 49...........          --   14,647,014           --   10,480,537           --    6,008,556
 Transfers between Variable Investment Options
   including guaranteed interest account, net.....   1,042,641     (275,733)    (660,774)   5,480,072     (503,568)     419,138
 Redemptions for contract benefits and
   terminations...................................  (1,335,177)    (690,976)  (1,260,654)    (590,711)    (701,371)    (362,257)
 Contract maintenance charges.....................      (5,191)      (3,418)      (4,484)      (2,734)      (2,153)      (1,636)
                                                   -----------  -----------  -----------  -----------  -----------  -----------

 Net increase (decrease) in net assets resulting
   from contractowner transactions................   7,574,455   21,986,501   14,322,213   23,899,973    2,987,527    9,566,040
                                                   -----------  -----------  -----------  -----------  -----------  -----------

 Net increase (decrease) in amount retained by
   AXA Equitable in Separate Account No. 70.......         550          979           --          502           --           --
                                                   -----------  -----------  -----------  -----------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS.............   9,836,308   27,772,755   15,099,820   34,342,414    3,055,188   13,297,245
NET ASSETS -- BEGINNING OF YEAR OR PERIOD.........  31,006,227    3,233,472   37,544,889    3,202,475   14,514,928    1,217,683
                                                   -----------  -----------  -----------  -----------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD............... $40,842,535  $31,006,227  $52,644,709  $37,544,889  $17,570,116  $14,514,928
                                                   ===========  ===========  ===========  ===========  ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY COMMON SHARES
 Issued...........................................         635          842        1,221        1,039          335          448
 Transferred from Separate Account No. 49.........          --          988           --          759           --          490
 Redeemed.........................................        (246)        (416)        (372)        (261)        (159)        (200)
                                                   -----------  -----------  -----------  -----------  -----------  -----------
 Net Increase (Decrease)..........................         389        1,414          849        1,537          176          738
                                                   ===========  ===========  ===========  ===========  ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                                                JANUS ASPEN SERIES
                                                                          JANUS ASPEN SERIES     INTECH U.S. LOW
                                                   JANUS ASPEN SERIES        FLEXIBLE BOND          VOLATILITY
                                                   BALANCED PORTFOLIO(C)     PORTFOLIO(C)          PORTFOLIO(C)
                                                   --------------------- --------------------  -------------------
                                                      2014       2013       2014       2013       2014       2013
                                                   ----------   -------  ----------  --------  ----------  -------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)..................... $   10,267   $    25  $   31,267  $    245  $     (630) $    93
 Net realized gain (loss) on investments..........     29,313        --       4,526        --       3,663       46
 Net change in unrealized appreciation
   (depreciation) of investments..................     73,780       582     (20,590)     (435)     94,437      (67)
                                                   ----------   -------  ----------  --------  ----------  -------

 Net Increase (decrease) in net assets resulting
   from operations................................    113,360       607      15,203      (190)     97,470       72
                                                   ----------   -------  ----------  --------  ----------  -------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners............  2,849,250    61,678   2,548,433   115,843   1,176,598   28,727
 Transfers between Variable Investment Options
   including guaranteed interest account, net.....  1,360,892        --     597,272       500     219,415       --
 Redemptions for contract benefits and
   terminations...................................    (14,639)       --     (21,356)       --     (27,908)      --
                                                   ----------   -------  ----------  --------  ----------  -------

 Net increase (decrease) in net assets resulting
   from contractowner transactions................  4,195,503    61,678   3,124,349   116,343   1,368,105   28,727
                                                   ----------   -------  ----------  --------  ----------  -------

 Net increase (decrease) in amount retained by
   AXA Equitable in Separate Account No. 70.......        140        10          65        35          (5)       4
                                                   ----------   -------  ----------  --------  ----------  -------

NET INCREASE (DECREASE) IN NET ASSETS.............  4,309,003    62,295   3,139,617   116,188   1,465,570   28,803
NET ASSETS -- BEGINNING OF YEAR OR PERIOD.........     62,295        --     116,188        --      28,803       --
                                                   ----------   -------  ----------  --------  ----------  -------

NET ASSETS -- END OF YEAR OR PERIOD............... $4,371,298   $62,295  $3,255,805  $116,188  $1,494,373  $28,803
                                                   ==========   =======  ==========  ========  ==========  =======

CHANGES IN UNITS (000'S):
UNIT ACTIVITY SERVICE SHARES
 Issued...........................................        396         6         328        12         127        3
 Redeemed.........................................         (4)       --         (23)       --          (3)      --
                                                   ----------   -------  ----------  --------  ----------  -------
 Net Increase (Decrease)..........................        392         6         305        12         124        3
                                                   ==========   =======  ==========  ========  ==========  =======

-----------
The accompanying notes are an integral part of these financial statements.
(c)Units were made available on November 18, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                       LAZARD RETIREMENT        LORD ABBETT SERIES       LORD ABBETT SERIES
                                                       EMERGING MARKETS        FUND - BOND DEBENTURE    FUND - CLASSIC STOCK
                                                      EQUITY PORTFOLIO(A)          PORTFOLIO(A)             PORTFOLIO(A)
                                                   ------------------------  ------------------------  ----------------------
                                                       2014         2013         2014         2013        2014        2013
                                                   -----------  -----------  -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)..................... $   255,861  $    63,287  $ 1,196,466  $   515,123  $  (28,381) $   (7,834)
 Net realized gain (loss) on investments..........     743,817      115,502      896,230      302,215     709,880     485,760
 Net change in unrealized appreciation
   (depreciation) of investments..................  (5,801,294)  (1,568,207)  (1,713,106)    (347,311)   (349,304)    324,154
                                                   -----------  -----------  -----------  -----------  ----------  ----------

 Net Increase (decrease) in net assets resulting
   from operations................................  (4,801,616)  (1,389,418)     379,590      470,027     332,195     802,080
                                                   -----------  -----------  -----------  -----------  ----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners............  15,862,126   16,487,854   14,081,597    5,598,804   1,295,184   1,086,147
 Transfers from Separate Account No. 49...........          --   41,131,431           --    2,337,327          --   1,552,038
 Transfers between Variable Investment Options
   including guaranteed interest account, net.....  (1,037,345)   1,761,577    5,777,673    3,843,864    (596,960)     19,513
 Redemptions for contract benefits and
   terminations...................................  (2,442,338)  (1,656,445)  (1,007,701)    (260,057)   (150,265)    (87,549)
 Contract maintenance charges.....................     (11,011)      (9,357)      (1,444)        (556)       (491)       (411)
                                                   -----------  -----------  -----------  -----------  ----------  ----------

 Net increase (decrease) in net assets resulting
   from contractowner transactions................  12,371,432   57,715,060   18,850,125   11,519,382     547,468   2,569,738
                                                   -----------  -----------  -----------  -----------  ----------  ----------

 Net increase (decrease) in amount retained by
   AXA Equitable in Separate Account No. 70.......          --           --        1,249          500          --         500
                                                   -----------  -----------  -----------  -----------  ----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS.............   7,569,816   56,325,642   19,230,964   11,989,909     879,663   3,372,318
NET ASSETS -- BEGINNING OF YEAR OR PERIOD.........  66,322,901    9,997,259   13,389,625    1,399,716   4,190,211     817,893
                                                   -----------  -----------  -----------  -----------  ----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD............... $73,892,717  $66,322,901  $32,620,589  $13,389,625  $5,069,874  $4,190,211
                                                   ===========  ===========  ===========  ===========  ==========  ==========

CHANGES IN UNITS (000'S):

UNIT ACTIVITY SERVICE SHARES
 Issued...........................................       2,019        2,143           --           --          --          --
 Transferred from Separate Account No. 49.........          --        3,427           --           --          --          --
 Redeemed.........................................        (923)        (724)          --           --          --          --
                                                   -----------  -----------  -----------  -----------  ----------  ----------
 Net Increase (Decrease)..........................       1,096        4,846           --           --          --          --
                                                   ===========  ===========  ===========  ===========  ==========  ==========

UNIT ACTIVITY VC SHARES
 Issued...........................................          --           --        1,981        1,037         109         127
 Transferred from Separate Account No. 49.........          --           --           --          210          --         157
 Redeemed.........................................          --           --         (346)        (239)        (69)        (34)
                                                   -----------  -----------  -----------  -----------  ----------  ----------
 Net Increase (Decrease)..........................          --           --        1,635        1,008          40         250
                                                   ===========  ===========  ===========  ===========  ==========  ==========

-----------
The accompanying notes are an integral part of these financial statements.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                   LORD ABBETT SERIES
                                                      FUND - GROWTH
                                                      OPPORTUNITIES        MFS(R) INTERNATIONAL    MFS(R) INVESTORS GROWTH
                                                      PORTFOLIO(A)          VALUE PORTFOLIO(A)         STOCK SERIES(A)
                                                 ----------------------  ------------------------  -----------------------
                                                    2014        2013         2014         2013         2014        2013
                                                 ----------  ----------  -----------  -----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)................... $  (40,894) $  (26,445) $   380,815  $    11,636  $   (94,548) $  (56,572)
 Net realized gain (loss) on investments........    695,603     399,696    1,464,097    1,084,784      664,783     287,760
 Net change in unrealized appreciation
   (depreciation) of investments................   (508,618)    175,753   (2,467,264)   7,941,890      210,055   1,162,131
                                                 ----------  ----------  -----------  -----------  -----------  ----------

 Net Increase (decrease) in net assets
   resulting from operations....................    146,091     549,004     (622,352)   9,038,310      780,290   1,393,319
                                                 ----------  ----------  -----------  -----------  -----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..........    904,731     742,215   31,066,224   18,303,569    1,554,657   1,316,577
 Transfers from Separate Account No. 49.........         --   1,104,108           --   20,448,744           --   4,049,472
 Transfers between Variable Investment Options
   including guaranteed interest account, net...     (8,075)   (106,195)   4,732,446    9,526,220    3,032,906     203,360
 Redemptions for contract benefits and
   terminations.................................   (154,453)   (136,995)  (2,356,765)  (1,064,045)    (361,198)   (201,166)
 Contract maintenance charges...................       (339)       (272)      (8,860)      (5,770)        (813)       (766)
                                                 ----------  ----------  -----------  -----------  -----------  ----------

 Net increase (decrease) in net assets
   resulting from contractowner transactions....    741,864   1,602,861   33,433,045   47,208,718    4,225,552   5,367,477
                                                 ----------  ----------  -----------  -----------  -----------  ----------

 Net increase (decrease) in amount retained by
   AXA Equitable in Separate Account No. 70.....         --       1,000           --           --           --          --
                                                 ----------  ----------  -----------  -----------  -----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS...........    887,955   2,152,865   32,810,693   56,247,028    5,005,842   6,760,796
NET ASSETS -- BEGINNING OF YEAR OR PERIOD.......  2,422,956     270,091   62,435,487    6,188,459    7,193,865     433,069
                                                 ----------  ----------  -----------  -----------  -----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD............. $3,310,911  $2,422,956  $95,246,180  $62,435,487  $12,199,707  $7,193,865
                                                 ==========  ==========  ===========  ===========  ===========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY SERVICE CLASS
 Issued.........................................         --          --        2,841        2,272          274         125
 Transferred from Separate Account No. 49.......         --          --           --        1,708           --         309
 Redeemed.......................................         --          --         (426)        (337)         (39)        (40)
                                                 ----------  ----------  -----------  -----------  -----------  ----------
 Net Increase (Decrease)........................         --          --        2,415        3,643          235         394
                                                 ==========  ==========  ===========  ===========  ===========  ==========

UNIT ACTIVITY VC SHARES
 Issued.........................................         99         102           --           --           --          --
 Transferred from Separate Account No. 49.......         --         118           --           --           --          --
 Redeemed.......................................        (40)        (57)          --           --           --          --
                                                 ----------  ----------  -----------  -----------  -----------  ----------
 Net Increase (Decrease)........................         59         163           --           --           --          --
                                                 ==========  ==========  ===========  ===========  ===========  ==========

-----------
The accompanying notes are an integral part of these financial statements.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                            MFS(R) INVESTORS TRUST    MFS(R) RESEARCH       MFS(R) TECHNOLOGY
                                                                   SERIES(A)             SERIES(C)            PORTFOLIO(A)
                                                            ----------------------  ------------------  ------------------------
                                                               2014        2013       2014      2013        2014         2013
                                                            ----------  ----------  --------  --------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).............................. $  (46,153) $  (21,206) $ (1,982) $    (12) $  (180,495) $  (110,558)
 Net realized gain (loss) on investments...................    846,262     163,049    34,657        --    1,041,371      345,581
 Net change in unrealized appreciation (depreciation) of
   investments.............................................   (141,934)  1,156,586     8,990       708      249,457    2,072,403
                                                            ----------  ----------  --------  --------  -----------  -----------

 Net Increase (decrease) in net assets resulting from
   operations..............................................    658,175   1,298,429    41,665       696    1,110,333    2,307,426
                                                            ----------  ----------  --------  --------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.....................  1,399,574     914,172   540,304    15,841    3,680,918    1,983,851
 Transfers from Separate Account No. 49....................         --   3,636,516        --        --           --    4,792,944
 Transfers between Variable Investment Options including
   guaranteed interest account, net........................    512,588     234,235   241,880       500      555,007      525,369
 Redemptions for contract benefits and terminations........   (463,317)   (189,129)  (28,808)       --     (366,307)    (288,371)
 Contract maintenance charges..............................       (741)       (545)       --        --       (1,918)      (1,398)
                                                            ----------  ----------  --------  --------  -----------  -----------

 Net increase (decrease) in net assets resulting from
   contractowner transactions..............................  1,448,104   4,595,249   753,376    16,341    3,867,700    7,012,395
                                                            ----------  ----------  --------  --------  -----------  -----------

 Net increase (decrease) in amount retained by AXA
   Equitable in Separate Account No. 70....................         --          --        94         5           --           (2)
                                                            ----------  ----------  --------  --------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS......................  2,106,279   5,893,678   795,135    17,042    4,978,033    9,319,819
NET ASSETS -- BEGINNING OF YEAR OR PERIOD..................  6,156,716     263,038    17,042        --   10,464,428    1,144,609
                                                            ----------  ----------  --------  --------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD........................ $8,262,995  $6,156,716  $812,177  $ 17,042  $15,442,461  $10,464,428
                                                            ==========  ==========  ========  ========  ===========  ===========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY SERVICE CLASS
 Issued....................................................        165         107        73         2          342          246
 Transferred from Separate Account No. 49..................         --         286        --        --           --          351
 Redeemed..................................................        (61)        (41)       (3)       --         (137)        (102)
                                                            ----------  ----------  --------  --------  -----------  -----------
 Net Increase (Decrease)...................................        104         352        70         2          205          495
                                                            ==========  ==========  ========  ========  ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(c)Units were made available on November 18, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                       MFS(R) UTILITIES          MFS(R) VALUE            MULTIMANAGER
                                                           SERIES(A)               SERIES(C)        AGGRESSIVE EQUITY*(A)
                                                   ------------------------  --------------------  -----------------------
                                                       2014         2013        2014       2013        2014        2013
                                                   -----------  -----------  ----------  --------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)..................... $   203,183  $   129,195  $    5,159  $    (53) $  (136,118) $  (89,069)
 Net realized gain (loss) on investments..........   2,191,408      928,527      45,452         1      633,625     400,278
 Net change in unrealized appreciation
   (depreciation) of investments..................     126,926    1,529,560      83,254     2,213      371,287   1,711,420
                                                   -----------  -----------  ----------  --------  -----------  ----------

 Net Increase (decrease) in net assets resulting
   from operations................................   2,521,517    2,587,282     133,865     2,161      868,794   2,022,629
                                                   -----------  -----------  ----------  --------  -----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners............  12,348,647    5,420,284   1,775,338    96,333    2,036,208   1,783,585
 Transfers from Separate Account No. 49...........          --    8,995,689          --        --           --   4,625,223
 Transfers between Variable Investment Options
   including guaranteed interest account, net.....   6,138,500    2,159,260     513,157     2,400     (168,902)    809,745
 Redemptions for contract benefits and
   terminations...................................  (1,219,692)    (589,771)    (47,845)       --     (394,931)   (359,046)
 Contract maintenance charges.....................      (3,101)      (2,007)         --        --     (161,160)   (104,182)
                                                   -----------  -----------  ----------  --------  -----------  ----------

 Net increase (decrease) in net assets resulting
   from contractowner transactions................  17,264,354   15,983,455   2,240,650    98,733    1,311,215   6,755,325
                                                   -----------  -----------  ----------  --------  -----------  ----------

 Net increase (decrease) in amount retained by
   AXA Equitable in Separate Account No. 70.......          --            3         364        10           --         500
                                                   -----------  -----------  ----------  --------  -----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS.............  19,785,871   18,570,740   2,374,879   100,904    2,180,009   8,778,454
NET ASSETS -- BEGINNING OF YEAR OR PERIOD.........  21,259,006    2,688,266     100,904        --    8,902,588     124,134
                                                   -----------  -----------  ----------  --------  -----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD............... $41,044,877  $21,259,006  $2,475,783  $100,904  $11,082,597  $8,902,588
                                                   ===========  ===========  ==========  ========  ===========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS B
 Issued...........................................          --           --          --        --          149         232
 Transferred from Separate Account No. 49.........          --           --          --        --           --         302
 Redeemed.........................................          --           --          --        --         (102)        (92)
                                                   -----------  -----------  ----------  --------  -----------  ----------
 Net Increase (Decrease)..........................          --           --          --        --           47         442
                                                   ===========  ===========  ==========  ========  ===========  ==========

UNIT ACTIVITY SERVICE CLASS
 Issued...........................................       1,417          738         229        10           --          --
 Transferred from Separate Account No. 49.........          --          652          --        --           --          --
 Redeemed.........................................        (255)        (278)        (23)       --           --          --
                                                   -----------  -----------  ----------  --------  -----------  ----------
 Net Increase (Decrease)..........................       1,162        1,112         206        10           --          --
                                                   ===========  ===========  ==========  ========  ===========  ==========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(c)Units were made available on November 18, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                               MULTIMANAGER
                                     MULTIMANAGER                 MID CAP               MULTIMANAGER
                                     CORE BOND*(A)              GROWTH*(A)            MID CAP VALUE*(A)
                               ------------------------  ------------------------  ----------------------
                                   2014         2013         2014         2013        2014        2013
                               -----------  -----------  -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET
 ASSETS
FROM OPERATIONS:
 Net investment income (loss). $   539,036  $    82,536  $  (176,450) $  (115,107) $  (79,381) $  (56,219)
 Net realized gain (loss) on
   investments................     360,081     (325,989)   1,432,577    3,380,528     272,516     282,972
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................     958,728   (2,567,346)    (791,082)    (795,843)    126,339   1,272,395
                               -----------  -----------  -----------  -----------  ----------  ----------
 Net Increase (decrease) in
   net assets resulting from
   operations.................   1,857,845   (2,810,799)     465,045    2,469,578     319,474   1,499,148
                               -----------  -----------  -----------  -----------  ----------  ----------

FROM CONTRACTOWNERS
 TRANSACTIONS:
 Payments received from
   contractowners.............  11,378,151   19,487,474    2,390,839    3,224,185   1,880,739   2,195,020
 Transfers from Separate
   Account No. 49.............          --   58,868,335           --    4,629,195          --   3,489,719
 Transfers between Variable
   Investment Options
   including guaranteed
   interest account, net......     122,772   17,124,292      585,727      505,763     128,340      96,785
 Redemptions for contract
   benefits and terminations..  (3,477,180)  (1,755,137)    (384,273)    (317,236)   (279,527)    (79,977)
 Contract maintenance charges.  (1,679,468)  (1,254,417)    (179,517)    (111,359)   (103,612)    (70,481)
                               -----------  -----------  -----------  -----------  ----------  ----------

 Net increase (decrease) in
   net assets resulting from
   contractowner transactions.   6,344,275   92,470,547    2,412,776    7,930,548   1,625,940   5,631,066
                               -----------  -----------  -----------  -----------  ----------  ----------

 Net increase (decrease) in
   amount retained by AXA
   Equitable in Separate
   Account No. 70.............       3,250        4,998           --          498          --         250
                               -----------  -----------  -----------  -----------  ----------  ----------

NET INCREASE (DECREASE) IN
 NET ASSETS...................   8,205,370   89,664,746    2,877,821   10,400,624   1,945,414   7,130,464
NET ASSETS -- BEGINNING OF
 YEAR OR PERIOD...............  89,664,746           --   10,693,538      292,914   7,287,231     156,767
                               -----------  -----------  -----------  -----------  ----------  ----------

NET ASSETS -- END OF YEAR OR
 PERIOD....................... $97,870,116  $89,664,746  $13,571,359  $10,693,538  $9,232,645  $7,287,231
                               ===========  ===========  ===========  ===========  ==========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS B
 Issued.......................       1,739        3,058          199          342         125         189
 Transferred from Separate
   Account No. 49.............          --        4,216           --          336          --         226
 Redeemed.....................      (1,257)        (590)         (71)        (150)        (45)        (72)
                               -----------  -----------  -----------  -----------  ----------  ----------
 Net Increase (Decrease)......         482        6,684          128          528          80         343
                               ===========  ===========  ===========  ===========  ==========  ==========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                       NEUBERGER BERMAN NEUBERGER BERMAN
                                                       ABSOLUTE RETURN   INTERNATIONAL             PIMCO
                                    MULTIMANAGER        MULTI-MANAGER        EQUITY       COMMODITYREALRETURN(R)
                                   TECHNOLOGY*(A)        PORTFOLIO(E)     PORTFOLIO(E)     STRATEGY PORTFOLIO(A)
                               ----------------------  ---------------- ---------------- ------------------------
                                  2014        2013           2014             2014           2014         2013
                               ----------  ----------  ---------------- ---------------- -----------  -----------
INCREASE (DECREASE) IN NET
 ASSETS
FROM OPERATIONS:
 Net investment income (loss). $ (116,852) $  (95,061)     $ (1,980)        $ (1,021)    $  (256,325) $    25,635
 Net realized gain (loss) on
   investments................  1,138,609     364,144             6           (3,596)     (1,076,609)  (1,117,476)
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................    (91,402)  1,622,780         3,946          (10,796)     (3,389,817)  (2,161,872)
                               ----------  ----------      --------         --------     -----------  -----------
 Net Increase (decrease) in
   net assets resulting from
   operations.................    930,355   1,891,863         1,972          (15,413)     (4,722,751)  (3,253,713)
                               ----------  ----------      --------         --------     -----------  -----------
FROM CONTRACTOWNERS
 TRANSACTIONS:
 Payments received from
   contractowners.............  1,742,754   1,036,361       288,521          671,410       4,310,946    5,390,464
 Transfers from Separate
   Account No. 49.............         --   5,150,185            --               --              --   14,966,114
 Transfers between Variable
   Investment Options
   including guaranteed
   interest account, net......   (175,187)   (583,374)      362,894          116,459         674,513      (20,022)
 Redemptions for contract
   benefits and terminations..   (195,427)   (107,421)      (22,598)          (6,010)       (894,945)    (512,120)
 Contract maintenance charges.   (133,201)   (106,096)           --               --          (2,800)      (2,605)
                               ----------  ----------      --------         --------     -----------  -----------
 Net increase (decrease) in
   net assets resulting from
   contractowner transactions.  1,238,939   5,389,655       628,817          781,859       4,087,714   19,821,831
                               ----------  ----------      --------         --------     -----------  -----------
 Net increase (decrease) in
   amount retained by AXA
   Equitable in Separate
   Account No. 70.............         --         500            25               --              --          999
                               ----------  ----------      --------         --------     -----------  -----------
NET INCREASE (DECREASE) IN
 NET ASSETS...................  2,169,294   7,282,018       630,814          766,446        (635,037)  16,569,117
NET ASSETS -- BEGINNING OF
 YEAR OR PERIOD...............  7,282,018          --            --               --      19,616,151    3,047,034
                               ----------  ----------      --------         --------     -----------  -----------

NET ASSETS -- END OF YEAR OR
 PERIOD....................... $9,451,312  $7,282,018      $630,814         $766,446     $18,981,114  $19,616,151
                               ==========  ==========      ========         ========     ===========  ===========
CHANGES IN UNITS (000'S):
UNIT ACTIVITY ADVISOR CLASS
 Issued.......................         --          --            --               --             691          719
 Transferred from Separate
   Account No. 49.............                                                                    --        1,225
 Redeemed.....................         --          --            --               --            (291)        (283)
                               ----------  ----------      --------         --------     -----------  -----------
 Net Increase (Decrease)......         --          --            --               --             400        1,661
                               ==========  ==========      ========         ========     ===========  ===========
UNIT ACTIVITY CLASS B
 Issued.......................        210         128            --               --              --           --
 Transferred from Separate
   Account No. 49.............         --         385            --               --              --           --
 Redeemed.....................       (119)       (105)           --               --              --           --
                               ----------  ----------      --------         --------     -----------  -----------
 Net Increase (Decrease)......         91         408            --               --              --           --
                               ==========  ==========      ========         ========     ===========  ===========
UNIT ACTIVITY CLASS S SHARES
 Issued.......................         --          --            68               88              --           --
 Redeemed.....................         --          --            (3)              (5)             --           --
                               ----------  ----------      --------         --------     -----------  -----------
 Net Increase (Decrease)......         --          --            65               83              --           --
                               ==========  ==========      ========         ========     ===========  ===========

-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(e)Units were made available for sale on June 13, 2014.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                             PIMCO                 PIMCO                     PIMCO
                                                       EMERGING MARKETS      GLOBAL BOND PORTFOLIO GLOBAL MULTI-ASSET MANAGED
                                                       BOND PORTFOLIO(A)       (UNHEDGED)(C)        ALLOCATION PORTFOLIO(D)
                                                   ------------------------  --------------------  --------------------------
                                                       2014         2013       2014        2013               2014
                                                   -----------  -----------   --------   -------   --------------------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)..................... $   701,147  $   623,507  $  3,237    $   (28)           $  1,537
 Net realized gain (loss) on investments..........     124,307      326,458    15,939        196                 861
 Net change in unrealized appreciation
   (depreciation) of investments..................    (950,167)  (2,570,739)  (35,281)      (807)             (2,270)
                                                   -----------  -----------   --------   -------            --------
 Net Increase (decrease) in net assets resulting
   from operations................................    (124,713)  (1,620,774)  (16,105)      (639)                128
                                                   -----------  -----------   --------   -------            --------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners............   3,645,754    4,365,430   371,712     33,797              29,385
 Transfers from Separate Account No. 49...........          --   14,427,796        --         --                  --
 Transfers between Variable Investment Options
   including guaranteed interest account, net.....    (743,865)  (2,488,273)  171,869         --              80,404
 Redemptions for contract benefits and
   terminations...................................    (760,935)    (626,903)   (7,029)        --              (1,231)
 Contract maintenance charges.....................      (2,553)      (2,252)       --         --                  --
                                                   -----------  -----------   --------   -------            --------

 Net increase (decrease) in net assets resulting
   from contractowner transactions................   2,138,401   15,675,798   536,552     33,797             108,558
                                                   -----------  -----------   --------   -------            --------

 Net increase (decrease) in amount retained by
   AXA Equitable in Separate Account No. 70.......        (231)        (134)      (17)         5                 151
                                                   -----------  -----------   --------   -------            --------

NET INCREASE (DECREASE) IN NET ASSETS.............   2,013,457   14,054,890   520,430     33,163             108,837
NET ASSETS -- BEGINNING OF YEAR OR PERIOD.........  17,585,819    3,530,929    33,163         --                  --
                                                   -----------  -----------   --------   -------            --------

NET ASSETS -- END OF YEAR OR PERIOD............... $19,599,276  $17,585,819  $553,593    $33,163            $108,837
                                                   ===========  ===========   ========   =======            ========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY ADVISOR CLASS
 Issued...........................................         521          594        57          3                  13
 Transferred from Separate Account No. 49.........          --        1,069        --         --                  --
 Redeemed.........................................        (337)        (502)       (3)        --                  (3)
                                                   -----------  -----------   --------   -------            --------
 Net Increase (Decrease)..........................         184        1,161        54          3                  10
                                                   ===========  ===========   ========   =======            ========

-----------
The accompanying notes are an integral part of these financial statements.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(c)Units were made available on November 18, 2013.
(d)Units were made available on November 18, 2013, but at December 31, 2013 the fund had no change in net assets from shareholder contributions to report.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                                   PIMCO
                                                        PIMCO                  TOTAL RETURN
                                              REAL RETURN PORTFOLIO(A)         PORTFOLIO(A)          PROFUND VP BEAR(A)
                                              ------------------------  --------------------------  --------------------
                                                  2014         2013         2014          2013         2014       2013
                                              -----------  -----------  ------------  ------------  ---------  ---------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)................ $  (111,033) $   116,094  $    859,320  $    747,655  $  (7,807) $  (8,162)
 Net realized gain (loss) on investments.....  (1,466,844)    (104,333)     (522,142)      642,201   (122,981)  (126,015)
 Net change in unrealized appreciation
   (depreciation) of investments.............   2,467,619   (7,652,585)    2,921,919    (5,845,056)    48,276    (67,542)
                                              -----------  -----------  ------------  ------------  ---------  ---------
 Net Increase (decrease) in net assets
   resulting from operations.................     889,742   (7,640,824)    3,259,097    (4,455,200)   (82,512)  (201,719)
                                              -----------  -----------  ------------  ------------  ---------  ---------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.......   9,615,899   17,487,908    25,376,622    40,230,837     14,333     17,813
 Transfers from Separate Account No. 49......          --   50,082,506            --    79,826,566         --    712,279
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net..............................  (4,464,734)  (9,536,607)   (8,911,002)  (16,077,771)     2,191    (86,276)
 Redemptions for contract benefits and
   terminations..............................  (2,875,658)  (2,129,514)   (6,362,237)   (4,333,227)   (29,756)    (7,535)
 Contract maintenance charges................      (9,212)      (8,667)      (15,715)      (13,513)       (65)       (90)
                                              -----------  -----------  ------------  ------------  ---------  ---------

 Net increase (decrease) in net assets
   resulting from contractowner transactions.   2,266,295   55,895,626    10,087,668    99,632,892    (13,297)   636,191
                                              -----------  -----------  ------------  ------------  ---------  ---------

 Net increase (decrease) in amount retained
   by AXA Equitable in Separate Account
   No. 70....................................       5,440        1,942           766           462         --         --
                                              -----------  -----------  ------------  ------------  ---------  ---------

NET INCREASE (DECREASE) IN NET ASSETS........   3,161,477   48,256,744    13,347,531    95,178,154    (95,809)   434,472
NET ASSETS -- BEGINNING OF YEAR OR PERIOD....  64,059,584   15,802,840   118,901,467    23,723,313    434,472         --
                                              -----------  -----------  ------------  ------------  ---------  ---------

NET ASSETS -- END OF YEAR OR PERIOD.......... $67,221,061  $64,059,584  $132,248,998  $118,901,467  $ 338,663  $ 434,472
                                              ===========  ===========  ============  ============  =========  =========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY ADVISOR CLASS
 Issued......................................       1,399        2,079         3,171         4,357         --         --
 Transferred from Separate Account No. 49....          --        4,008            --         6,826         --         --
 Redeemed....................................      (1,207)      (1,616)       (2,235)       (2,678)        --         --
                                              -----------  -----------  ------------  ------------  ---------  ---------
 Net Increase (Decrease).....................         192        4,471           936         8,505         --         --
                                              ===========  ===========  ============  ============  =========  =========

UNIT ACTIVITY COMMON SHARES
 Issued......................................          --           --            --            --        450        363
 Transferred from Separate Account No. 49....          --           --            --            --         --        123
 Redeemed....................................          --           --            --            --       (457)      (383)
                                              -----------  -----------  ------------  ------------  ---------  ---------
 Net Increase (Decrease).....................          --           --            --            --         (7)       103
                                              ===========  ===========  ============  ============  =========  =========

-----------
The accompanying notes are an integral part of these financial statements.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                          PROFUND VP         PUTNAM VT ABSOLUTE PUTNAM VT DIVERSIFIED
                                                       BIOTECHNOLOGY(A)      RETURN 500 FUND(C)    INCOME FUND(E)
                                                   ------------------------  ------------------ ---------------------
                                                       2014         2013       2014      2013           2014
                                                   -----------  -----------  --------   ------  ---------------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)..................... $  (423,611) $  (180,868) $ (2,595)  $   --       $   (5,118)
 Net realized gain (loss) on investments..........   4,713,980    1,509,170     1,565       --           (4,771)
 Net change in unrealized appreciation
   (depreciation) of investments..................   2,977,021    4,224,544    10,253        2          (25,475)
                                                   -----------  -----------  --------   ------       ----------

 Net Increase (decrease) in net assets resulting
   from operations................................   7,267,390    5,552,846     9,223        2          (35,364)
                                                   -----------  -----------  --------   ------       ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners............   9,727,027    6,593,424   392,947    1,276        1,468,258
 Transfers from Separate Account No. 49...........          --    4,226,860        --       --          607,351
 Transfers between Variable Investment Options
   including guaranteed interest account, net.....   1,561,875    5,064,940   241,761       --               --
 Redemptions for contract benefits and
   terminations...................................    (724,198)    (227,943)  (22,184)      --          (29,787)
 Contract maintenance charges.....................      (2,513)      (1,127)       --       --               (5)
                                                   -----------  -----------  --------   ------       ----------

 Net increase (decrease) in net assets resulting
   from contractowner transactions................  10,562,191   15,656,154   612,524    1,276        2,045,817
                                                   -----------  -----------  --------   ------       ----------

 Net increase (decrease) in amount retained by
   AXA Equitable in Separate Account No. 70.......          --           --       400       --               99
                                                   -----------  -----------  --------   ------       ----------

NET INCREASE (DECREASE) IN NET ASSETS.............  17,829,581   21,209,000   622,147    1,278        2,010,552
NET ASSETS -- BEGINNING OF YEAR OR PERIOD.........  22,376,080    1,167,080     1,278       --               --
                                                   -----------  -----------  --------   ------       ----------

NET ASSETS -- END OF YEAR OR PERIOD............... $40,205,661  $22,376,080  $623,425   $1,278       $2,010,552
                                                   ===========  ===========  ========   ======       ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS B
 Issued...........................................          --           --        72       --              246
 Redeemed.........................................          --           --       (12)      --              (37)
                                                   -----------  -----------  --------   ------       ----------
 Net Increase (Decrease)..........................          --           --        60       --              209
                                                   ===========  ===========  ========   ======       ==========

UNIT ACTIVITY COMMON SHARES
 Issued...........................................         623          698        --       --               --
 Transferred from Separate Account No. 49.........          --          278        --       --               --
 Redeemed.........................................        (265)        (167)       --       --               --
                                                   -----------  -----------  --------   ------       ----------
 Net Increase (Decrease)..........................         358          809        --       --               --
                                                   ===========  ===========  ========   ======       ==========

-----------
The accompanying notes are an integral part of these financial statements.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(c)Units were made available on November 18, 2013.
(e)Units were made available for sale on June 13, 2014.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                   QS LEGG MASON DYNAMIC
                                                      MULTI-STRATEGY       SEI VP BALANCED     SEI VP CONSERVATIVE
                                                     VIT PORTFOLIO(E)      STRATEGY FUND(C)     STRATEGY FUND(C)
                                                   --------------------- -------------------  --------------------
                                                           2014             2014       2013      2014       2013
                                                   --------------------- ----------  -------  ----------  --------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).....................       $  6,505        $   39,910  $   (12) $   44,059  $   (210)
 Net realized gain (loss) on investments..........             91             6,995       --       9,567        --
 Net change in unrealized appreciation
   (depreciation) of investments..................         (4,172)          (42,075)     222     (29,697)    1,696
                                                         --------        ----------  -------  ----------  --------

 Net Increase (decrease) in net assets resulting
   from operations................................          2,424             4,830      210      23,929     1,486
                                                         --------        ----------  -------  ----------  --------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners............        550,466         1,813,199   22,339   4,082,464   322,987
 Transfers between Variable Investment Options
   including guaranteed interest account, net.....        151,945           461,032       --     897,650        --
 Redemptions for contract benefits and
   terminations...................................             --           (25,740)      --    (239,844)       --
 Contract maintenance charges.....................             --                --       --          --        --
                                                         --------        ----------  -------  ----------  --------

 Net increase (decrease) in net assets resulting
   from contractowner transactions................        702,411         2,248,491   22,339   4,740,270   322,987
                                                         --------        ----------  -------  ----------  --------

 Net increase (decrease) in amount retained by
   AXA Equitable in Separate Account No. 70.......             24                (5)       5         140        10
                                                         --------        ----------  -------  ----------  --------

NET INCREASE (DECREASE) IN NET ASSETS.............        704,859         2,253,316   22,554   4,764,339   324,483
NET ASSETS -- BEGINNING OF YEAR OR PERIOD.........             --            22,554       --     324,483        --
                                                         --------        ----------  -------  ----------  --------

NET ASSETS -- END OF YEAR OR PERIOD...............       $704,859        $2,275,870  $22,554  $5,088,822  $324,483
                                                         ========        ==========  =======  ==========  ========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS II
 Issued...........................................             87                --       --          --        --
 Redeemed.........................................            (17)               --       --          --        --
                                                         --------        ----------  -------  ----------  --------
 Net Increase (Decrease)..........................             70                --       --          --        --
                                                         ========        ==========  =======  ==========  ========

UNIT ACTIVITY CLASS III
 Issued...........................................             --               238        3         496        32
 Redeemed.........................................             --               (20)      --         (27)       --
                                                         --------        ----------  -------  ----------  --------
 Net Increase (Decrease)..........................             --               218        3         469        32
                                                         ========        ==========  =======  ==========  ========

-----------
The accompanying notes are an integral part of these financial statements.
(c)Units were made available on November 18, 2013.
(e)Units were made available for sale on June 13, 2014.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                                      SEI VP MARKET        SEI VP MODERATE
                                                             SEI VP MARKET GROWTH     PLUS STRATEGY           STRATEGY
                                                               STRATEGY FUND(C)          FUND(C)               FUND(C)
                                                             --------------------  -------------------  --------------------
                                                                2014       2013       2014      2013       2014       2013
                                                             ----------  --------  ---------  --------  ----------  --------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)............................... $   87,033  $   (257) $  17,222  $    (73) $   85,678  $   (312)
 Net realized gain (loss) on investments....................     15,234        --     20,057         1       8,260        --
 Net change in unrealized appreciation (depreciation) of
   investments..............................................    (42,941)    2,859    (12,329)    3,083     (45,107)    2,175
                                                             ----------  --------  ---------  --------  ----------  --------

 Net Increase (decrease) in net assets resulting from
   operations...............................................     59,326     2,602     24,950     3,011      48,831     1,863
                                                             ----------  --------  ---------  --------  ----------  --------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners......................  3,987,457   447,078    372,360   103,237   2,177,847   336,438
 Transfers between Variable Investment Options including
   guaranteed interest account, net.........................    435,385        --    531,959   202,394   1,720,819        --
 Redemptions for contract benefits and terminations.........    (21,727)       --   (246,195)       --     (63,259)       --
                                                             ----------  --------  ---------  --------  ----------  --------

 Net increase (decrease) in net assets resulting from
   contractowner transactions...............................  4,401,115   447,078    658,124   305,631   3,835,407   336,438
                                                             ----------  --------  ---------  --------  ----------  --------

 Net increase (decrease) in amount retained by AXA
   Equitable in Separate Account No. 70.....................        675        25        474        26         (26)       25
                                                             ----------  --------  ---------  --------  ----------  --------

NET INCREASE (DECREASE) IN NET ASSETS.......................  4,461,116   449,705    683,548   308,668   3,884,212   338,326
NET ASSETS -- BEGINNING OF YEAR OR PERIOD...................    449,705        --    308,668        --     338,326        --
                                                             ----------  --------  ---------  --------  ----------  --------

NET ASSETS -- END OF YEAR OR PERIOD......................... $4,910,821  $449,705  $ 992,216  $308,668  $4,222,538  $338,326
                                                             ==========  ========  =========  ========  ==========  ========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS III
 Issued.....................................................        459        45        104        30         377        34
 Redeemed...................................................        (29)       --        (40)       --          (4)       --
                                                             ----------  --------  ---------  --------  ----------  --------
 Net Increase (Decrease)....................................        430        45         64        30         373        34
                                                             ==========  ========  =========  ========  ==========  ========

-----------
The accompanying notes are an integral part of these financial statements.
(c)Units were made available on November 18, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                                                           TEMPLETON
                                                   T. ROWE PRICE EQUITY     T. ROWE PRICE HEALTH      DEVELOPING MARKETS
                                                   INCOME PORTFOLIO-II(C) SCIENCES PORTFOLIO-II(A)        VIP FUND(A)
                                                   --------------------   ------------------------  ----------------------
                                                      2014        2013        2014         2013        2014        2013
                                                   ----------   --------  -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)..................... $    4,011   $    200  $  (755,630) $  (388,871) $    3,893  $   30,217
 Net realized gain (loss) on investments..........      2,735         21    8,795,318    3,023,071    (218,605)    (88,054)
 Net change in unrealized appreciation
   (depreciation) of investments..................     37,801      2,852    6,257,655    7,363,795    (677,703)   (116,959)
                                                   ----------   --------  -----------  -----------  ----------  ----------

 Net Increase (decrease) in net assets resulting
   from operations................................     44,547      3,073   14,297,343    9,997,995    (892,415)   (174,796)
                                                   ----------   --------  -----------  -----------  ----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners............  1,416,809    117,102   19,436,256    9,585,915   1,790,424   2,044,652
 Transfers from Separate Account No. 49...........         --         --           --   10,684,272          --   5,134,989
 Transfers between Variable Investment Options
   including guaranteed interest account, net.....    264,201         --    4,876,333    5,429,687    (836,182)  1,113,960
 Redemptions for contract benefits and
   terminations...................................    (61,637)      (845)  (1,849,361)    (547,385)   (363,508)   (281,908)
 Contract maintenance charges.....................         --         --       (5,211)      (2,908)     (1,225)     (1,076)
                                                   ----------   --------  -----------  -----------  ----------  ----------

 Net increase (decrease) in net assets resulting
   from contractowner transactions................  1,619,373    116,257   22,458,017   25,149,581     589,509   8,010,617
                                                   ----------   --------  -----------  -----------  ----------  ----------

 Net increase (decrease) in amount retained by
   AXA Equitable in Separate Account No. 70.......         88          9        1,499          501          --          --
                                                   ----------   --------  -----------  -----------  ----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS.............  1,664,008    119,339   36,756,859   35,148,077    (302,906)  7,835,821
NET ASSETS -- BEGINNING OF YEAR OR PERIOD.........    119,339         --   39,243,567    4,095,490   8,512,430     676,609
                                                   ----------   --------  -----------  -----------  ----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD............... $1,783,347   $119,339  $76,000,426  $39,243,567  $8,209,524  $8,512,430
                                                   ==========   ========  ===========  ===========  ==========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS 2
 Issued...........................................         --         --           --           --         350         404
 Transferred from Separate Account No. 49.........         --         --           --           --          --         462
 Redeemed.........................................         --         --           --           --        (297)       (140)
                                                   ----------   --------  -----------  -----------  ----------  ----------
 Net Increase (Decrease)..........................         --         --           --           --          53         726
                                                   ==========   ========  ===========  ===========  ==========  ==========

UNIT ACTIVITY CLASS II
 Issued...........................................        161         12        1,402          907          --          --
 Transferred from Separate Account No. 49.........         --         --           --          635          --          --
 Redeemed.........................................         (9)        --         (354)        (206)         --          --
                                                   ----------   --------  -----------  -----------  ----------  ----------
 Net Increase (Decrease)..........................        152         12        1,048        1,336          --          --
                                                   ==========   ========  ===========  ===========  ==========  ==========

-----------
The accompanying notes are an integral part of these financial statements.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(c)Units were made available on November 18, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                    TEMPLETON FOREIGN VIP        TEMPLETON GLOBAL          TEMPLETON GROWTH
                                                           FUND(A)               BOND VIP FUND(A)             VIP FUND(A)
                                                   -----------------------  --------------------------  ----------------------
                                                       2014        2013         2014          2013         2014        2013
                                                   -----------  ----------  ------------  ------------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)..................... $    35,957  $   60,953  $  4,164,004  $  2,959,559  $   (1,454) $   20,420
 Net realized gain (loss) on investments..........     290,811     174,245      (705,909)      809,900     140,531      93,169
 Net change in unrealized appreciation
   (depreciation) of investments..................  (1,623,813)  1,179,537    (3,406,769)   (3,683,051)   (251,189)    352,370
                                                   -----------  ----------  ------------  ------------  ----------  ----------

 Net Increase (decrease) in net assets resulting
   from operations................................  (1,297,045)  1,414,735        51,326        86,408    (112,112)    465,959
                                                   -----------  ----------  ------------  ------------  ----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners............   2,443,189   2,131,872    34,694,857    28,534,608      58,785     207,890
 Transfers from Separate Account No. 49...........          --   5,073,783            --    60,042,912          --   1,183,469
 Transfers between Variable Investment Options
   including guaranteed interest account, net.....    (146,571)     59,734     2,003,026     2,015,838     (36,643)    324,326
 Redemptions for contract benefits and
   terminations...................................    (298,269)   (264,043)   (4,723,992)   (3,066,729)    (82,441)    (58,549)
 Contract maintenance charges.....................      (1,142)     (1,019)      (13,660)      (11,259)       (332)       (289)
                                                   -----------  ----------  ------------  ------------  ----------  ----------

 Net increase (decrease) in net assets resulting
   from contractowner transactions................   1,997,207   7,000,327    31,960,231    87,515,370     (60,631)  1,656,847
                                                   -----------  ----------  ------------  ------------  ----------  ----------

 Net increase (decrease) in amount retained by
   AXA Equitable in Separate Account No. 70.......          --          --            --            --          --           2
                                                   -----------  ----------  ------------  ------------  ----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS.............     700,162   8,415,062    32,011,557    87,601,778    (172,743)  2,122,808
NET ASSETS -- BEGINNING OF YEAR OR PERIOD.........   8,934,163     519,101   101,754,195    14,152,417   2,317,002     194,194
                                                   -----------  ----------  ------------  ------------  ----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD............... $ 9,634,325  $8,934,163  $133,765,752  $101,754,195  $2,144,259  $2,317,002
                                                   ===========  ==========  ============  ============  ==========  ==========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS 2
 Issued...........................................         286         315         3,563         3,217          38          89
 Transferred from Separate Account No. 49.........          --         459            --         4,782          --         105
 Redeemed.........................................        (131)       (153)         (883)       (1,023)        (43)        (52)
                                                   -----------  ----------  ------------  ------------  ----------  ----------
 Net Increase (Decrease)..........................         155         621         2,680         6,976          (5)        142
                                                   ===========  ==========  ============  ============  ==========  ==========

-----------
The accompanying notes are an integral part of these financial statements.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

STATEMENTS OF CHANGES IN NET ASSETS (CONCLUDED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2014 AND 2013

                                                                                 VAN ECK VIP
                                                                                UNCONSTRAINED
                                                    VAN ECK VIP GLOBAL HARD   EMERGING MARKETS
                                                        ASSETS FUND(A)          BOND FUND(C)
                                                   ------------------------  ------------------
                                                       2014         2013       2014      2013
                                                   -----------  -----------  --------  --------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)..................... $  (511,123) $  (280,805) $   (757) $    (20)
 Net realized gain (loss) on investments..........    (773,722)      37,671     1,456        --
 Net change in unrealized appreciation
   (depreciation) of investments..................  (6,663,141)   2,773,917   (19,434)       37
                                                   -----------  -----------  --------  --------

 Net Increase (decrease) in net assets resulting
   from operations................................  (7,947,986)   2,530,783   (18,735)       17
                                                   -----------  -----------  --------  --------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners............   6,385,026    6,680,344   276,995    23,283
 Transfers from Separate Account No. 49...........          --   19,614,046        --        --
 Transfers between Variable Investment Options
   including guaranteed interest account, net.....    (225,017)  (1,580,988)   46,189        --
 Redemptions for contract benefits and
   terminations...................................  (1,198,691)    (838,690)   (7,331)       --
 Contract maintenance charges.....................      (5,242)      (4,455)       --        --
                                                   -----------  -----------  --------  --------

 Net increase (decrease) in net assets resulting
   from contractowner transactions................   4,956,076   23,870,257   315,853    23,283
                                                   -----------  -----------  --------  --------

 Net increase (decrease) in amount retained by
   AXA Equitable in Separate Account No. 70.......          --       10,000        45         4
                                                   -----------  -----------  --------  --------

NET INCREASE (DECREASE) IN NET ASSETS.............  (2,991,910)  26,411,040   297,163    23,304
NET ASSETS -- BEGINNING OF YEAR OR PERIOD.........  32,743,032    6,331,992    23,304        --
                                                   -----------  -----------  --------  --------

NET ASSETS -- END OF YEAR OR PERIOD............... $29,751,122  $32,743,032  $320,467  $ 23,304
                                                   ===========  ===========  ========  ========

CHANGES IN UNITS (000'S):
UNIT ACTIVITY CLASS S SHARES
 Issued...........................................         991          929        --        --
 Transferred from Separate Account No. 49.........          --        1,800        --        --
 Redeemed.........................................        (581)        (550)       --        --
                                                   -----------  -----------  --------  --------
 Net Increase (Decrease)..........................         410        2,179        --        --
                                                   ===========  ===========  ========  ========

UNIT ACTIVITY INITIAL CLASS
 Issued...........................................          --           --        40         2
 Transferred from Separate Account No. 49.........          --           --        --        --
 Redeemed.........................................          --           --        (9)       --
                                                   -----------  -----------  --------  --------
 Net Increase (Decrease)..........................          --           --        31         2
                                                   ===========  ===========  ========  ========

-----------
The accompanying notes are an integral part of these financial statements.
(a)Units from the Accumulator 11 and Retirement Cornerstone Series were transferred from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
(c)Units were made available on November 18, 2013.
   The -- on the Changes in Units section may represent no units issued and units redeemed or units redeemed or units issued and units redeemed of less than 500.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

1. Organization

   AXA Equitable Life Insurance Company ("AXA Equitable") Separate Account
   No. 70 ("the Account") is organized as a unit investment trust, a type of investment company, and is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 (the "1940 Act"). The Account follows the investment company and reporting guidance of the Financial Accounting Standards Board Accounting Standards Codification Topic 946 - Investment Companies, which is part of accounting principles generally accepted in the United States of America ("GAAP"). The Account has Variable Investment Options, each of which invests in shares of a mutual fund portfolio of AIM Variable Insurance Funds (Invesco Variable Insurance Funds), AllianceBernstein Variable Product Series Fund, Inc., American Century Variable Portfolios, Inc., American Funds Insurance Series, AXA Premier VIP Trust ("VIP"), BlackRock Variable Series Funds, Inc., Delaware Variable Insurance Product (VIP)/(R)/ Trust, Eaton Vance Variable Trust, EQ Advisors Trust ("EQAT"), Federated Insurance Series, Fidelity(R) Variable Insurance Products Fund, First Trust Variable Insurance Trust, Franklin Templeton Variable Insurance Products Trust, Goldman Sachs Variable Insurance Trust, Guggenheim Variable Insurance Funds, Hartford, Ivy Funds Variable Insurance Portfolios, Janus Aspen Series, Lazard Retirement Series, Inc., Legg Mason Partners Variable Equity Trust, Lord Abbett Series Fund, Inc., MFS Variable Insurance Trusts, Neuberger Berman Advisers Management Trust, Northern Lights Variable Trust, PIMCO Variable Insurance Trust, ProFunds VP, Putnam Variable Trust, SEI Insurance Products Trust, T. Rowe Price Equity Series, Inc., and Van Eck VIP Trust, (collectively, "the Trusts"). The Trusts are open-ended investment management companies that sell shares of a portfolio ("Portfolio") of a mutual fund to separate accounts of insurance companies. Each Portfolio of the Trusts has separate investment objectives. These financial statements and notes are those of the Variable Investment Options of the Account.

   The Account consists of the following Variable Investment Options:
     AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)
   .   Invesco V.I. American Franchise Fund
   .   Invesco V.I. Balanced-Risk Allocation Fund
   .   Invesco V.I. Diversified Dividend Fund
   .   Invesco V.I. Global Health Care Fund
   .   Invesco V.I. Global Real Estate Fund
   .   Invesco V.I. High Yield Fund
   .   Invesco V.I. International Growth Fund
   .   Invesco V.I. Mid Cap Core Equity Fund
   .   Invesco V.I. Small Cap Equity Fund

     ALLIANCEBERNSTEIN VARIABLE PRODUCT SERIES FUND, INC.*
   .   AllianceBernstein VPS Balanced Wealth Strategy Portfolio
   .   AllianceBernstein VPS Global Thematic Growth Portfolio
   .   AllianceBernstein VPS Growth and Income Portfolio
   .   AllianceBernstein VPS International Growth Portfolio
   .   AllianceBernstein VPS Real Estate Investment Portfolio
   .   AllianceBernstein VPS Small/Mid Cap Value Portfolio

     AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
   .   American Century VP Inflation Protection Fund
   .   American Century VP Large Company Value
   .   American Century VP Mid Cap Value Fund

     AMERICAN FUNDS INSURANCE SERIES(R)
   .   American Funds Insurance Series(R) Asset Allocation Fund/SM/
   .   American Funds Insurance Series(R) Bond Fund/SM/
   .   American Funds Insurance Series(R) Global Growth Fund/SM/
   .   American Funds Insurance Series(R) Global Small Capitalization Fund/SM/
   .   American Funds Insurance Series(R) Growth-Income Fund/SM/
   .   American Funds Insurance Series(R) International Growth and Income
       Fund/SM/
   .   American Funds Insurance Series(R) Managed Risk Asset Allocation Fund/SM/
   .   American Funds Insurance Series(R) New World Fund(R)

     AXA PREMIER VIP TRUST*
   .   AXA Aggressive Allocation
   .   AXA Moderate Allocation
   .   AXA Moderate-Plus Allocation
   .   Charter/SM/ Aggressive Growth
   .   Charter/SM/ Alternative 100 Conservative Plus
   .   Charter/SM/ Alternative 100 Growth
   .   Charter/SM/ Alternative 100 Moderate
   .   Charter/SM/ Conservative
   .   Charter/SM/ Equity
   .   Charter/SM/ Fixed Income
   .   Charter/SM/ Growth
   .   Charter/SM/ Income Strategies
   .   Charter/SM/ Interest Rate Strategies
   .   Charter/SM/ International Conservative
   .   Charter/SM/ International Growth
   .   Charter/SM/ International Moderate
   .   Charter/SM/ Moderate
   .   Charter/SM/ Moderate Growth
   .   Charter/sm/ Multi-Sector Bond/(1)/
   .   Charter/SM/ Real Assets
   .   Charter/sm/ Small Cap Growth/(2)/
   .   Charter/sm/ Small Cap Value/(3)/

     BLACKROCK VARIABLE SERIES FUNDS, INC.
   .   BlackRock Global Allocation V.I. Fund
   .   BlackRock Global Opportunities V.I. Fund
   .   BlackRock Large Cap Growth V.I. Fund

     DELAWARE VARIABLE INSURANCE PRODUCT (VIP)(R) TRUST
   .   Delaware VIP(R) Diversified Income Series
   .   Delaware VIP(R) Emerging Markets Series
   .   Delaware VIP(R) Limited-Term Diversified Income Series

     EATON VANCE VARIABLE TRUST
   .   Eaton Vance VT Floating-Rate Income Fund

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

1. Organization (Continued)


     EQ ADVISORS TRUST*
   .   All Asset Aggressive-Alt 25
   .   All Asset Aggressive-Alt 50
   .   All Asset Aggressive-Alt 75
   .   All Asset Growth-Alt 20
   .   All Asset Moderate Growth-Alt 15
   .   AXA 400 Managed Volatility/(4)/
   .   AXA 500 Managed Volatility/(5)/
   .   AXA 2000 Managed Volatility/(6)/
   .   AXA Aggressive Strategy
   .   AXA Balanced Strategy
   .   AXA Conservative Growth Strategy
   .   AXA Conservative Strategy
   .   AXA Global Equity Managed Volatility/(7)/
   .   AXA Growth Strategy
   .   AXA International Core Managed Volatility/(8)/
   .   AXA International Managed Volatility/(9)/
   .   AXA International Value Managed Volatility/(10)/
   .   AXA Large Cap Core Managed Volatility/(11)/
   .   AXA Large Cap Growth Managed Volatility/(12)/
   .   AXA Large Cap Value Managed Volatility/(13)/
   .   AXA Mid Cap Value Managed Volatility/(14)/
   .   AXA Moderate Growth Strategy
   .   AXA Smartbeta Equity
   .   AXA Ultra Conservative Strategy
   .   AXA/Franklin Balanced Managed Volatility/(15)/
   .   AXA/Franklin Small Cap Value Managed Volatility/(16)/
   .   AXA/Franklin Templeton Allocation Managed Volatility/(17)/
   .   AXA/Loomis Sayles Growth/(18)/
   .   AXA/Mutual Large Cap Equity Managed Volatility/(19)/
   .   AXA/Templeton Global Equity Managed Volatility/(20)/
   .   EQ/AllianceBernstein Dynamic Wealth Strategies
   .   EQ/AllianceBernstein Short Duration Government Bond
   .   EQ/AllianceBernstein Small Cap Growth
   .   EQ/BlackRock Basic Value Equity
   .   EQ/Boston Advisors Equity Income
   .   EQ/Calvert Socially Responsible
   .   EQ/Capital Guardian Research
   .   EQ/Common Stock Index
   .   EQ/Convertible Securities
   .   EQ/Core Bond Index
   .   EQ/Emerging Markets Equity PLUS
   .   EQ/Energy ETF
   .   EQ/Equity 500 Index
   .   EQ/GAMCO Mergers and Acquisitions
   .   EQ/GAMCO Small Company Value
   .   EQ/Global Bond PLUS
   .   EQ/High Yield Bond
   .   EQ/Intermediate Government Bond
   .   EQ/International Equity Index
   .   EQ/International ETF
   .   EQ/Invesco Comstock
   .   EQ/JPMorgan Value Opportunities
   .   EQ/Large Cap Growth Index
   .   EQ/Large Cap Value Index
   .   EQ/Low Volatility Global ETF
   .   EQ/MFS International Growth
   .   EQ/Mid Cap Index
   .   EQ/Money Market
   .   EQ/Morgan Stanley Mid Cap Growth
   .   EQ/Natural Resources PLUS
   .   EQ/Oppenheimer Global
   .   EQ/PIMCO Global Real Return
   .   EQ/PIMCO Ultra Short Bond
   .   EQ/Quality Bond PLUS
   .   EQ/Real Estate PLUS
   .   EQ/Small Company Index
   .   EQ/T. Rowe Price Growth Stock
   .   EQ/UBS Growth & Income
   .   EQ/Wells Fargo Omega Growth
   .   Multimanager Aggressive Equity
   .   Multimanager Core Bond
   .   Multimanager Mid Cap Growth
   .   Multimanager Mid Cap Value
   .   Multimanager Technology

     FEDERATED INSURANCE SERIES
   .   Federated High Income Bond Fund II
   .   Federated Kaufmann Fund II

     FIDELITY(R) VARIABLE INSURANCE PRODUCTS FUND
   .   Fidelity(R) VIP Asset Manager: Growth Portfolio
   .   Fidelity(R) VIP Contrafund(R) Portfolio
   .   Fidelity(R) VIP Freedom 2015 Portfolio
   .   Fidelity(R) VIP Freedom 2020 Portfolio
   .   Fidelity(R) VIP Freedom 2025 Portfolio
   .   Fidelity(R) VIP Freedom 2030 Portfolio
   .   Fidelity(R) VIP Mid Cap Portfolio
   .   Fidelity(R) VIP Strategic Income Portfolio

     FIRST TRUST VARIABLE INSURANCE TRUST
   .   First Trust Multi Income Allocation Portfolio
   .   First Trust/Dow Jones Dividend & Income Allocation Portfolio

     FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
   .   Franklin Founding Funds Allocation VIP Fund/(21)/
   .   Franklin Income VIP Fund/(22)/
   .   Franklin Mutual Shares VIP Fund/(23)/
   .   Franklin Rising Dividends VIP Fund/(24)/
   .   Franklin Strategic Income VIP Fund/(25)/
   .   Templeton Developing Markets VIP Fund/(26)/
   .   Templeton Foreign VIP Fund/(27)/
   .   Templeton Global Bond VIP Fund/(28)/
   .   Templeton Growth VIP Fund/(29)/

     GOLDMAN SACHS VARIABLE INSURANCE TRUST
   .   Goldman Sachs VIT Mid Cap Value Fund

     GUGGENHEIM VARIABLE INSURANCE FUNDS
   .   Guggenheim VT Global Managed Futures Strategy Fund
   .   Guggenheim VT Multi-Hedge Strategies Fund

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

1. Organization (Continued)


     HARTFORD
   .   Hartford Capital Appreciation HLS Fund
   .   Hartford Growth Opportunities HLS Fund

     IVY FUNDS VARIABLE INSURANCE PORTFOLIOS
   .   Ivy Funds VIP Asset Strategy
   .   Ivy Funds VIP Dividend Opportunities
   .   Ivy Funds VIP Energy
   .   Ivy Funds VIP Global Natural Resources
   .   Ivy Funds VIP High Income
   .   Ivy Funds VIP Micro Cap Growth
   .   Ivy Funds VIP Mid Cap Growth
   .   Ivy Funds VIP Science and Technology
   .   Ivy Funds VIP Small Cap Growth

     JANUS ASPEN SERIES
   .   Janus Aspen Series Balanced Portfolio
   .   Janus Aspen Series Flexible Bond Portfolio
   .   Janus Aspen Series Intech U.S. Low Volatility Portfolio

     LAZARD RETIREMENT SERIES, INC.
   .   Lazard Retirement Emerging Markets Equity Portfolio

     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
   .   Clearbridge Variable Aggressive Growth Portfolio
   .   Clearbridge Variable Equity Income Portfolio
   .   QS Legg Mason Dynamic Multi-Strategy VIT Portfolio/(31)/

     LORD ABBETT SERIES FUND, INC.
   .   Lord Abbett Series Fund -- Bond Debenture Portfolio
   .   Lord Abbett Series Fund -- Classic Stock Portfolio
   .   Lord Abbett Series Fund -- Growth Opportunities Portfolio

     MFS(R) VARIABLE INSURANCE TRUSTS
   .   MFS(R) International Value Portfolio
   .   MFS(R) Investors Growth Stock Series
   .   MFS(R) Investors Trust Series
   .   MFS(R) Research Series
   .   MFS(R) Technology Portfolio
   .   MFS(R) Utilities Series
   .   MFS(R) Value Series

     NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
   .   Neuberger Berman Absolute Return Multi-Manager Portfolio
   .   Neuberger Berman International Equity Portfolio

     NORTHERN LIGHTS VARIABLE TRUST
   .   7Twelve/TM/ Balanced Portfolio

     PIMCO VARIABLE INSURANCE TRUST
   .   PIMCO CommodityRealReturn(R) Strategy Portfolio
   .   PIMCO Emerging Markets Bond Portfolio
   .   PIMCO Global Bond Portfolio (Unhedged)
   .   PIMCO Global Multi-Asset Managed Allocation Portfolio/(30)/
   .   PIMCO Real Return Portfolio
   .   PIMCO Total Return Portfolio

     PROFUNDS VP
   .   ProFund VP Bear
   .   ProFund VP Biotechnology

     PUTNAM VARIABLE TRUST
   .   Putnam VT Absolute Return 500 Fund
   .   Putnam VT Diversified Income Fund

     SEI INSURANCE PRODUCTS TRUST
   .   SEI VP Balanced Strategy Fund
   .   SEI VP Conservative Strategy Fund
   .   SEI VP Market Growth Strategy Fund
   .   SEI VP Market Plus Strategy Fund
   .   SEI VP Moderate Strategy Fund

     T. ROWE PRICE EQUITY SERIES, INC.
   .   T. Rowe Price Equity Income Portfolio-II
   .   T. Rowe Price Health Sciences Portfolio-II

     VAN ECK VIP TRUST
   .   Van Eck VIP Global Hard Assets Fund
   .   Van Eck VIP Unconstrained Emerging Markets Bond Fund

   * An affiliate of AXA Equitable providing advisory and other services to one or more Portfolios of this Trust, as further described in Note 5 of these financial statements.
   Note: Separate Account No. 70 also includes four Variable Investment Options that have not been offered to the public and for which the financial statements have not been included herein.

  (1)Formerly known as Multimanager Multi-Sector Bond.
  (2)Formerly known as Multimanager Small Cap Growth.
  (3)Formerly known as Multimanager Small Cap Value.
  (4)Formerly known as AXA Tactical Manager 400.
  (5)Formerly known as AXA Tactical Manager 500.
  (6)Formerly known as AXA Tactical Manager 2000.
  (7)Formerly known as EQ/Global Multi-Sector Equity.
  (8)Formerly known as EQ/International Core PLUS.
  (9)Formerly known as AXA Tactical Manager International.
 (10)Formerly known as EQ/International Value PLUS.
 (11)Formerly known as EQ/Large Cap Core PLUS.
 (12)Formerly known as EQ/Large Cap Growth PLUS.
 (13)Formerly known as EQ/Large Cap Value PLUS.
 (14)Formerly known as EQ/Mid Cap Value PLUS.
 (15)Formerly known as EQ/Franklin Core Balanced.
 (16)Formerly known as EQ/AXA Franklin Small Cap Value Core.

 (17)Formerly known as EQ/Franklin Templeton Allocation.
 (18)Formerly known as EQ/Montag & Caldwell Growth.
 (19)Formerly known as EQ/Mutual Large Cap Equity.
 (20)Formerly known as EQ/Templeton Global Equity.
 (21)Formerly known as Franklin Templeton VIP Founding Funds Allocation Fund.
 (22)Formerly known as Franklin Income Securities Fund.
 (23)Formerly known as Mutual Shares Securities Fund.
 (24)Formerly known as Franklin Rising Dividends Securities Fund.
 (25)Formerly known as Franklin Strategic Income Securities Fund.
 (26)Formerly known as Templeton Developing Markets Securities Fund.
 (27)Formerly known as Templeton Foreign Securities Fund.
 (28)Formerly known as Templeton Global Bond Securities Fund.
 (29)Formerly known as Templeton Growth Securities Fund.
 (30)Formerly known as PIMCO VIT Global Multi-Asset Portfolio.
 (31)Formerly known as Legg Mason Multi-Strategy VIT Portfolio.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

1. Organization (Concluded)


   The Account is used to fund benefits for variable annuities issued by AXA Equitable for the Accumulator and the Retirement Cornerstone Series (collectively, the "Contracts"). These annuities in the Accumulator Series, Investment Edge and Retirement Cornerstone Series are offered with the same Variable Investment Options for use as a nonqualified annuity for after-tax contributions only, or when used as an investment vehicle for certain qualified plans, an individual retirement annuity or a tax-shelter annuity. The Accumulator and Retirement Cornerstone Series of annuities are offered under group and individual variable annuity forms.

   Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from AXA Equitable's other assets and liabilities. All Contracts are issued by AXA Equitable. The assets of the Account are the property of AXA Equitable. However, the portion of the Account's assets attributable to the Contracts will not be chargeable with liabilities arising out of any other business AXA Equitable may conduct.

   The amount retained by AXA Equitable in the Account arises primarily from
   (1) contributions from AXA Equitable, (2) mortality and expense risk charges, asset-based administration charges and distribution charges accumulated in the Account, and (3) that portion, determined ratably, of the Account's investment results applicable to those assets in the Account in excess of the net assets attributable to accumulation units. Amounts retained by AXA Equitable are not subject to charges for mortality and expense risks, asset-based administration charges and distribution charges. Amounts retained by AXA Equitable in the Account may be transferred at any time by AXA Equitable to its General Account ("General Account").

   Each of the Variable Investment Options of the Account bears indirect exposure to the market, credit, and liquidity risks of the Portfolio in which it invests. These financial statements and footnotes should be read in conjunction with the financial statements and footnotes of the Portfolios of the Trusts, which are distributed by AXA Equitable to the Contractowners of the Variable Investment Options of the Account.

   In the normal course of business, AXA Equitable on behalf of the Variable Investment Options may have agreements to indemnify another party under given circumstances. The maximum exposure under these arrangements is unknown as this would involve future claims that may be, but have not been, made against the Variable Investment Options of the Account. Based on experience, the risk of material loss is expected to be remote.

2. Significant Accounting Policies

   The accompanying financial statements are prepared in conformity with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   INVESTMENTS:

   Investments are made in shares of the Portfolios and are valued at the reported net asset values per share of the respective Portfolios. The net asset value is determined by the Trusts using the fair value of the underlying assets of the Portfolio less liabilities.

   INVESTMENT TRANSACTIONS AND INVESTMENT INCOME:

   Investment transactions are recorded on the trade date. Dividend income and distributions of net realized gains from the Portfolios are recorded and automatically reinvested on the ex-dividend date. Realized gains and losses include (1) gains and losses on redemptions of investments in the Portfolios (determined on the identified cost basis) and (2) distributions of net realized gains on investment transactions of the Portfolios.

   DUE TO AND DUE FROM:

   Receivable/payable for policy-related transactions represent amounts due to/from AXA Equitable's General Account primarily related to premiums, surrenders, death benefits and amounts transferred among the various Portfolios by Contractowners. Receivable/payable for shares of the Portfolios sold/purchased represent unsettled trades.

   CONTRACT PAYMENTS AND TRANSFERS:

   Payments received from Contractowners represent participant contributions under the Contracts (but exclude amounts allocated to the guaranteed interest account, reflected in the General Account) reduced by deductions and charges, including premium charges, as applicable, and state premium taxes. Contractowners may allocate amounts in their individual accounts to Variable Investment Options of the Account and/or to the guaranteed interest account of AXA Equitable's General Account, and/or fixed maturity options of Separate Account No. 46.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

2. Significant Accounting Policies (Concluded)


   Transfers between Variable Investment Options including the guaranteed interest account, net, are amounts that participants have directed to be moved among Portfolios, including permitted transfers to and from the guaranteed interest account and the fixed maturity options of Separate Account No. 46. The net assets of any Variable Investment Option may not be less than the aggregate value of the Contractowner accounts allocated to that Variable Investment Option. AXA Equitable is required by state insurance laws to set aside additional assets in AXA Equitable's General Account to provide for other policy benefits. AXA Equitable's General Account is subject to creditor rights.

   Redemptions for contract benefits and terminations are payments to participants and beneficiaries made under the terms of the Contracts and amounts that participants have requested to be withdrawn and paid to them or applied to the purchase of annuities. Withdrawal charges, if any, are included in Redemptions for contract benefits and terminations to the extent that such charges apply to the contracts. Administrative charges, if any, are included in Contract maintenance charges to the extent that such charges apply to the Contracts.

   TAXES:

   The operations of the Account are included in the federal income tax return of AXA Equitable which is taxed as a life insurance company under the provisions of the Internal Revenue Code. No federal income tax based on net income or realized and unrealized capital gains is currently applicable to Contracts participating in the Account by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by AXA Equitable is expected to affect the unit value of Contracts participating in the Account. Accordingly, no provision for income taxes is required. However, AXA Equitable retains the right to charge for any federal income tax which is attributable to the Account if the law is changed.

3. Fair Value Disclosures

   Under GAAP, fair value is the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

   Level 1 - Quoted prices for identical assets in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

   Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets quoted prices in markets that are not active, and inputs to model-derived valuations that are not directly observable or can be corroborated by observable market data.

   Level 3 - Unobservable inputs supported by little or no market activity and often requiring significant judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

   All investments of each Variable Investment Option of the Account have been classified as Level 1. There were no transfers between Level 1, Level 2 and Level 3 during the year.

4. Purchases and Sales of Portfolios

   The cost of purchases and proceeds from sales of Portfolios for the year ended December 31, 2014 were as follows:

                                                           PURCHASES     SALES
                                                          ----------- -----------
7Twelve/TM/ Balanced Portfolio........................... $43,644,792 $10,489,734
All Asset Aggressive-Alt 25..............................   5,461,311     676,894
All Asset Aggressive-Alt 50..............................     428,325      22,657
All Asset Aggressive-Alt 75..............................     636,973      27,516
All Asset Growth-Alt 20..................................   4,673,183   1,780,053
All Asset Moderate Growth-Alt 15.........................   7,021,276     574,322
AllianceBernstein VPS Balanced Wealth Strategy Portfolio.   1,379,371   1,070,546
AllianceBernstein VPS Global Thematic Growth Portfolio...      18,000           8
AllianceBernstein VPS Growth and Income Portfolio........      10,558       5,658
AllianceBernstein VPS International Growth Portfolio.....   2,351,670     995,908
AllianceBernstein VPS Real Estate Investment Portfolio...     101,251         117
AllianceBernstein VPS Small/Mid Cap Value Portfolio......     143,402       1,029

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

4. Purchases and Sales of Portfolios (Continued)

                                                                               PURCHASES       SALES
                                                                             -------------- ------------
American Century VP Inflation Protection Fund............................... $    2,237,850 $    115,277
American Century VP Large Company Value.....................................        742,888      775,668
American Century VP Mid Cap Value Fund......................................     21,371,005    4,326,896
American Funds Insurance Series(R) Asset Allocation Fund/SM/................      7,645,143      274,563
American Funds Insurance Series(R) Bond Fund/SM/............................      9,409,186      507,689
American Funds Insurance Series(R) Global Growth Fund/SM/...................      1,442,412      148,726
American Funds Insurance Series(R) Global Small Capitalization Fund/SM/.....      6,128,016    1,061,059
American Funds Insurance Series(R) Growth-Income Fund/SM/...................      1,667,261      199,650
American Funds Insurance Series(R) International Growth and Income Fund/SM/.      2,084,333      419,863
American Funds Insurance Series(R) Managed Risk Asset Allocation Fund/SM/...      4,436,603    1,086,089
American Funds Insurance Series(R) New World Fund(R)........................     18,740,726    2,218,413
AXA 400 Managed Volatility..................................................      9,752,791   11,626,055
AXA 500 Managed Volatility..................................................     21,209,481   33,103,385
AXA 2000 Managed Volatility.................................................     11,956,836   10,701,529
AXA Aggressive Allocation...................................................      4,087,977    2,987,856
AXA Aggressive Strategy.....................................................    862,323,829   42,406,467
AXA Balanced Strategy.......................................................    682,443,575  130,137,169
AXA Conservative Growth Strategy............................................    315,329,012  103,176,878
AXA Conservative Strategy...................................................    224,872,493  120,803,066
AXA Global Equity Managed Volatility........................................      3,851,806    2,243,068
AXA Growth Strategy.........................................................  1,056,506,436   88,327,948
AXA International Core Managed Volatility...................................      2,552,700    2,209,888
AXA International Managed Volatility........................................     17,262,818   11,738,831
AXA International Value Managed Volatility..................................      1,241,674    1,018,665
AXA Large Cap Core Managed Volatility.......................................      2,163,406    1,517,383
AXA Large Cap Growth Managed Volatility.....................................      4,176,544    3,932,047
AXA Large Cap Value Managed Volatility......................................      4,624,443    2,214,058
AXA Mid Cap Value Managed Volatility........................................      7,506,487    5,036,897
AXA Moderate Allocation.....................................................     43,365,760   16,709,007
AXA Moderate Growth Strategy................................................  1,281,078,248  276,946,454
AXA Moderate-Plus Allocation................................................     12,695,015    5,501,563
AXA Smartbeta Equity........................................................        607,644        4,308
AXA Ultra Conservative Strategy.............................................      3,836,729    1,639,272
AXA/Franklin Balanced Managed Volatility....................................      2,818,474    1,331,736
AXA/Franklin Small Cap Value Managed Volatility.............................      2,946,292    2,917,472
AXA/Franklin Templeton Allocation Managed Volatility........................      5,081,363    1,650,309
AXA/Loomis Sayles Growth....................................................      8,181,332    2,667,918
AXA/Mutual Large Cap Equity Managed Volatility..............................        998,284      449,220
AXA/Templeton Global Equity Managed Volatility..............................      5,700,642    2,419,589
BlackRock Global Allocation V.I. Fund.......................................     38,643,009   12,621,440
BlackRock Global Opportunities V.I. Fund....................................      1,654,823      144,793
BlackRock Large Cap Growth V.I. Fund........................................     13,984,050    3,907,541
Charter/SM/ Aggressive Growth...............................................      3,556,118      485,117
Charter/SM/ Alternative 100 Conservative Plus...............................      3,408,718    1,552,132
Charter/SM/ Alternative 100 Growth..........................................      2,181,345      161,068
Charter/SM/ Alternative 100 Moderate........................................      4,018,804      294,982
Charter/SM/ Conservative....................................................     10,559,093    1,468,202
Charter/SM/ Equity..........................................................      1,503,644      290,382
Charter/SM/ Fixed Income....................................................      1,761,758      572,028
Charter/SM/ Growth..........................................................     13,627,042    5,000,073
Charter/SM/ Income Strategies...............................................      3,117,955      429,687
Charter/SM/ Interest Rate Strategies........................................      6,476,959    1,792,715
Charter/SM/ International Conservative......................................        663,806       98,352
Charter/SM/ International Growth............................................        961,133      223,186

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

4. Purchases and Sales of Portfolios (Continued)

                                                         PURCHASES      SALES
                                                        ------------ ------------
Charter/SM/ International Moderate..................... $  1,123,351 $    146,046
Charter/SM/ Moderate...................................   14,583,441    1,059,206
Charter/SM/ Moderate Growth............................    9,579,790    1,090,628
Charter/SM/ Multi-Sector Bond..........................      287,938      377,541
Charter/SM/ Real Assets................................    1,305,737      291,331
Charter/SM/ Small Cap Growth...........................    2,378,573    1,015,691
Charter/SM/ Small Cap Value............................    5,167,250    3,855,935
ClearBridge Variable Aggressive Growth Portfolio.......   11,947,446      342,603
ClearBridge Variable Equity Income Portfolio...........    3,162,951      180,118
Delaware VIP(R) Diversified Income Series..............    6,050,997      139,498
Delaware VIP(R) Emerging Markets Series................      655,580      108,450
Delaware VIP(R) Limited-Term Diversified Income Series.    5,703,787    1,386,575
Eaton Vance VT Floating-Rate Income Fund...............    7,703,522    2,204,180
EQ/AllianceBernstein Dynamic Wealth Strategies.........  752,042,984   97,250,173
EQ/AllianceBernstein Short Duration Government Bond....      560,361      227,377
EQ/AllianceBernstein Small Cap Growth..................   20,079,127    8,506,086
EQ/BlackRock Basic Value Equity........................   37,938,700    9,073,826
EQ/Boston Advisors Equity Income.......................   10,138,900    6,589,242
EQ/Calvert Socially Responsible........................      554,342      129,146
EQ/Capital Guardian Research...........................    4,597,852    3,008,461
EQ/Common Stock Index..................................   10,618,036    2,496,162
EQ/Convertible Securities..............................    3,012,458      126,272
EQ/Core Bond Index.....................................   39,871,544   37,107,956
EQ/Emerging Markets Equity PLUS........................    3,100,883    1,063,424
EQ/Energy ETF..........................................      910,068       37,045
EQ/Equity 500 Index....................................   56,718,537    9,665,715
EQ/GAMCO Mergers and Acquisitions......................    5,635,302    2,028,481
EQ/GAMCO Small Company Value...........................   64,061,596   16,025,143
EQ/Global Bond PLUS....................................    3,031,999    2,459,436
EQ/High Yield Bond.....................................    7,308,025    1,195,927
EQ/Intermediate Government Bond........................   22,245,707   22,655,012
EQ/International Equity Index..........................   16,554,105    2,172,203
EQ/International ETF...................................    2,877,696      631,461
EQ/Invesco Comstock....................................    9,395,457    6,986,632
EQ/JPMorgan Value Opportunities........................    1,781,680    1,387,947
EQ/Large Cap Growth Index..............................   13,245,099    2,376,492
EQ/Large Cap Value Index...............................   12,479,024    4,310,904
EQ/Low Volatility Global ETF...........................      873,816       31,487
EQ/MFS International Growth............................    9,667,095    3,625,588
EQ/Mid Cap Index.......................................   22,479,763    3,994,034
EQ/Money Market........................................  219,053,003  187,307,693
EQ/Morgan Stanley Mid Cap Growth.......................   25,431,726   13,056,420
EQ/Natural Resources PLUS..............................    1,942,681      538,532
EQ/Oppenheimer Global..................................   18,149,203    5,730,720
EQ/Pimco Global Real Return............................    3,893,699      747,255
EQ/Pimco Ultra Short Bond..............................   11,534,148   10,046,217
EQ/Quality Bond PLUS...................................    4,314,046    2,173,676
EQ/Real Estate PLUS....................................    5,729,654    1,475,331
EQ/Small Company Index.................................   16,046,788    7,798,150
EQ/T. Rowe Price Growth Stock..........................   34,296,182   11,531,509
EQ/UBS Growth & Income.................................    1,101,722      957,647
EQ/Wells Fargo Omega Growth............................   39,103,922   11,106,566
Federated High Income Bond Fund II.....................    5,494,147      169,394
Federated Kaufmann Fund II.............................      739,695        6,159

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

4. Purchases and Sales of Portfolios (Continued)

                                                               PURCHASES     SALES
                                                              ----------- -----------
Fidelity(R) VIP Asset Manager: Growth Portfolio.............. $   171,690 $   450,810
Fidelity(R) VIP Contrafund(R) Portfolio......................  36,720,668   9,818,769
Fidelity(R) VIP Freedom 2015 Portfolio.......................      73,990     167,877
Fidelity(R) VIP Freedom 2020 Portfolio.......................      39,550      94,577
Fidelity(R) VIP Freedom 2025 Portfolio.......................      96,188     100,413
Fidelity(R) VIP Freedom 2030 Portfolio.......................     286,844      69,999
Fidelity(R) VIP Mid Cap Portfolio............................  18,682,609   4,626,163
Fidelity(R) VIP Strategic Income Portfolio...................  26,904,237   7,520,775
First Trust Multi Income Allocation Portfolio................     686,248     129,720
First Trust/Dow Jones Dividend & Income Allocation Portfolio.   6,743,958   1,349,763
Franklin Founding Funds Allocation VIP Fund..................  14,739,711   4,160,917
Franklin Income VIP Fund.....................................  44,872,709   6,672,802
Franklin Mutual Shares VIP Fund..............................   3,877,141   1,767,603
Franklin Rising Dividends VIP Fund...........................  24,656,539   4,313,521
Franklin Strategic Income VIP Fund...........................  26,659,403   5,717,158
Goldman Sachs VIT Mid Cap Value Fund.........................  16,572,574   4,116,758
Guggenheim VT Global Managed Futures Strategy Fund...........     608,039     128,574
Guggenheim VT Multi-Hedge Strategies Fund....................     116,150     106,607
Hartford Capital Appreciation HLS Fund.......................   1,794,496      32,959
Hartford Growth Opportunities HLS Fund.......................   1,652,227      71,320
Invesco V.I. American Franchise Fund.........................     621,967   1,221,434
Invesco V.I. Balanced-Risk Allocation Fund...................   2,654,019     116,018
Invesco V.I. Diversified Dividend Fund.......................   7,572,717   2,842,168
Invesco V.I. Global Health Care Fund.........................   1,976,730     932,499
Invesco V.I. Global Real Estate Fund.........................  20,309,602   4,769,066
Invesco V.I. High Yield Fund.................................  16,592,887   3,644,373
Invesco V.I. International Growth Fund.......................  14,484,455   4,417,568
Invesco V.I. Mid Cap Core Equity Fund........................   4,283,940   1,225,491
Invesco V.I. Small Cap Equity Fund...........................   6,662,367   4,212,652
Ivy Funds VIP Asset Strategy.................................  32,469,515   9,750,122
Ivy Funds VIP Dividend Opportunities.........................   4,537,902   2,170,837
Ivy Funds VIP Energy.........................................  19,276,405   5,514,758
Ivy Funds VIP Global Natural Resources.......................   3,835,821   2,776,050
Ivy Funds VIP High Income....................................  49,123,304  13,436,934
Ivy Funds VIP Micro Cap Growth...............................   2,658,587     995,365
Ivy Funds VIP Mid Cap Growth.................................  14,343,015   5,194,889
Ivy Funds VIP Science and Technology.........................  25,449,292   8,338,879
Ivy Funds VIP Small Cap Growth...............................   7,504,944   2,889,606
Janus Aspen Series Balanced Portfolio........................   4,298,836      64,345
Janus Aspen Series Flexible Bond Portfolio...................   3,403,219     247,603
Janus Aspen Intech U.S. Low Volatility Portfolio.............   1,407,229      39,310
Lazard Retirement Emerging Markets Equity Portfolio..........  25,373,817  12,047,644
Lord Abbett Series Fund -- Bond Debenture Portfolio..........  25,354,920   4,470,421
Lord Abbett Series Fund -- Classic Stock Portfolio...........   2,051,917     945,203
Lord Abbett Series Fund -- Growth Opportunities Portfolio....   1,924,418     550,232
MFS(R) International Value Portfolio.........................  41,270,988   7,457,128
MFS(R) Investors Growth Stock Series.........................   5,390,693     784,133
MFS(R) Investors Trust Series................................   3,129,616   1,156,345
MFS(R) Research Series.......................................     824,043      36,764
MFS(R) Technology Portfolio..................................   6,656,248   2,704,847
MFS(R) Utilities Series......................................  23,575,499   4,865,291
MFS(R) Value Series..........................................   3,299,419   1,007,292
Multimanager Aggressive Equity...............................   3,416,300   2,241,203
Multimanager Core Bond.......................................  26,587,418  18,707,997

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

4. Purchases and Sales of Portfolios (Concluded)

                                                           PURCHASES     SALES
                                                          ----------- -----------
Multimanager Mid Cap Growth.............................. $ 5,270,581 $ 1,559,977
Multimanager Mid Cap Value...............................   2,620,775   1,074,216
Multimanager Technology..................................   3,896,230   2,113,954
Neuberger Berman Absolute Return Multi-Manager Portfolio.     657,094      30,257
Neuberger Berman International Equity Portfolio..........     826,417      45,579
PIMCO CommodityRealReturn(R) Strategy Portfolio..........   7,115,024   3,283,635
PIMCO Emerging Markets Bond Portfolio....................   7,803,124   4,568,972
PIMCO Global Bond Portfolio (Unhedged)...................     592,526      37,038
PIMCO Global Multi-Asset Managed Allocation Portfolio....     142,968      32,722
PIMCO Real Return Portfolio..............................  17,038,444  14,877,742
PIMCO Total Return Portfolio.............................  38,442,915  27,495,161
ProFund VP Bear..........................................   1,769,840   1,790,944
ProFund VP Biotechnology.................................  19,901,614   7,745,112
Putnam VT Absolute Return 500 Fund.......................     738,040     127,089
Putnam VT Diversified Income Fund........................   2,406,003     365,305
QS Legg Mason Dynamic Multi-Strategy VIT Portfolio.......     879,709     170,794
SEI VP Balanced Strategy Fund............................   2,507,668     218,039
SEI VP Conservative Strategy Fund........................   5,102,531     316,875
SEI VP Market Growth Strategy Fund.......................   4,830,394     336,873
SEI VP Market Plus Strategy Fund.........................   1,101,952     423,654
SEI VP Moderate Strategy Fund............................   3,997,835      71,238
T. Rowe Price Equity Income Portfolio-II.................   1,722,379      98,997
T. Rowe Price Health Sciences Portfolio-II...............  36,602,911   9,485,200
Templeton Developing Markets VIP Fund....................   3,834,701   3,241,299
Templeton Foreign VIP Fund...............................   3,882,996   1,849,832
Templeton Global Bond VIP Fund...........................  48,935,039  12,810,804
Templeton Growth VIP Fund................................     580,153     642,238
Van Eck VIP Global Hard Assets Fund......................  11,185,507   6,740,554
Van Eck VIP Unconstrained Emerging Markets Bond Fund.....     415,258      98,212

5. Expenses and Related Party Transactions

   The assets in each Variable Investment Option are invested in shares of a corresponding Portfolio of the Trusts. Shares are offered by the Portfolios at net asset value. Shares in which the Variable Investment Options invest are categorized by the share class of the Portfolio. All share classes issued by EQAT and VIP are subject to fees for investment management and advisory services and other Portfolio expenses and are subject to distribution fees imposed under a distribution plan (herein the "Rule 12b-1 Plans") approved by EQAT and VIP Trusts' Board of Trustees and adopted by the applicable Trust. The Rule 12b-1 Plans provide that the EQAT and VIP Trusts, on behalf of each related Portfolio, may charge a maximum annual distribution and/or service (12b-1) fee of 0.25% of the average daily net assets of a Portfolio attributable to its Class A or Class B shares in respect of activities primarily intended to result in the sale of the respective shares. The class-specific expenses attributable to the investment in each share class of the Portfolios in which the Variable Investment Option invest are borne by the specific unit classes of the Variable Investment Options to which the investments are attributable. These fees and expenses are reflected in the net asset value of the shares of the Portfolios and the total returns of the Variable Investment Options, but are not included in the expenses or expense ratios of the Variable Investment Options.

   AXA Equitable and its affiliates serve as investment managers of the Portfolios of EQAT and VIP. Each investment manager receives management fees for services performed in their capacity as investment manager of the Portfolios. Investment managers either oversee the activities of the investment advisors with respect to the Portfolios and are responsible for retaining and discontinuing the services of those advisors or directly managing the Portfolios. Expenses of the Portfolios of EQAT and VIP generally vary, depending on net asset levels for individual Portfolios, and range from a low annual rate of 0.09% to a high of 1.37% of the average daily net assets of the Portfolios of EQAT and VIP. AXA Equitable, as investment manager of EQAT and VIP, pays expenses for providing investment advisory services to the respective Portfolios, including the fees to the advisors of each Portfolio. In addition, AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC ("Distributors"), affiliates of AXA Equitable, may also receive distribution fees under Rule 12b-1 Plans as described above. These fees and expenses are reflected in the net asset value of the shares of the Portfolios and the total returns of the Variable Investment Options, but are not included in the expenses or expense ratios of the Variable Investment Options.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

5. Expenses and Related Party Transactions (Concluded)


   AXA Equitable, AXA Advisors or Distributors may directly or indirectly receive 12b-1 fees and additional payments from certain unaffiliated Portfolios, their advisers, sub-advisers, distributors or affiliates, for providing certain administrative, marketing, distribution and/or shareholder support services in connection with the Variable Investment Options' investment in the Portfolios. These fees and payments range from 0.20% to 0.60% of the unaffiliated Portfolios' average daily net assets. AXA Advisors or Distributors may also receive payments from the advisers or sub-advisers of the unaffiliated Portfolios or their affiliates for certain distribution services, including expenses for sales meetings or seminar sponsorships that may relate to the policies and/or the advisers' respective Portfolios.

   AllianceBernstein L.P. ("AllianceBernstein") serves as an investment advisor for a number of Portfolios in EQAT and VIP, including the EQ/AllianceBernstein Dynamic Wealth Strategies, EQ/AllianceBernstein Short Duration Government Bond, EQ/AllianceBerstein Small Cap Growth, EQ/Common Stock Index, EQ/Equity 500 Index, EQ/International Equity Index, EQ/Large Cap Growth Index, and EQ/Small Company Index; as well as a portion of EQ/Emerging Markets Equity PLUS, EQ/Natural Resources, EQ/Quality Bond PLUS, EQ/Real Estate PLUS, Multimanager Aggressive Equity and Multimanager Mid Cap Growth. AllianceBernstein is a limited partnership which is indirectly majority-owned by AXA Equitable and AXA Financial, Inc. (parent to AXA Equitable).

   AXA Advisors and AXA Distributors are distributors and principal underwriters of the Contracts and the Account. They are both registered with the SEC as broker-dealers and are members of the Financial Industry Regulatory Authority ("FINRA").

   The Contracts are sold by financial professionals who are registered representatives of AXA Advisors and licensed insurance agents of AXA Network LLC, or its subsidiaries ("AXA Network") (affiliates of AXA Equitable). AXA Network receives commissions under its General Sales Agreement with AXA Equitable and its Networking Agreement with AXA Advisors. AXA Advisors receives service-related payments under its Supervisory and Distribution Agreement with AXA Equitable. The financial professionals are compensated on a commission basis by AXA Network. The Contracts are also sold through licensed insurance agencies (both affiliated and unaffiliated with AXA Equitable) and their affiliated broker-dealers (who are registered with the SEC and members of the FINRA) that have entered into selling agreements with Distributors. The licensed insurance agents who sell AXA Equitable policies for these companies are appointed as agents of AXA Equitable and are registered representatives of the broker-dealers under contract with Distributors.

6. Reorganizations

   In 2014, several fund reorganizations occurred within EQAT and VIP. The corresponding reorganizations occurred within the Variable Investment Options of the Account. The purpose of the reorganizations was to combine or substitute, via tax free exchanges, two Variable Investment Options managed by AXA Equitable with comparable investment objectives.

   In June 2014, pursuant to a Plan of Reorganization and Termination, mergers were approved by shareholders, whereby, certain Portfolios of EQ Advisors Trust and AXA Premier VIP Trust (the "Removed Portfolios") exchanged substantially all of their assets and liabilities for equivalent interests in certain other Portfolios of EQ Advisors Trust and AXA Premier VIP Trust ( the "Surviving Portfolios"). Correspondingly, the Variable Investment Options that invested in the Removed Portfolios (the "Removed Investment Options") were replaced with the Variable Investment Options that invest in the Surviving Portfolios (the "Surviving Investment Options"). The shares in the Removed Investment Options were replaced with either Class A or Class B shares in the Surviving Investment Options within the same product and with similar contract charge applicable to each policy holder. For accounting purposes reorganizations which occurred in 2014 were treated as mergers.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

6. Reorganizations (Continued)


----------------------------------------------------------------------------------------------
                            REMOVED PORTFOLIO                 SURVIVING PORTFOLIO
----------------------------------------------------------------------------------------------
 JUNE 13, 2014              EQ/DAVIS NEW YORK VENTURE         EQ/INVESCO COMSTOCK
                            EQ/LORD ABBETT LARGE CAP CORE
----------------------------------------------------------------------------------------------
                            EQ/DAVIS NEW YORK VENTURE
Shares -- Class A              1,325,445
Value -- Class A            $      13.87
Net Assets Before Merger    $ 18,378,274
Net Assets After Merger     $         --
Shares -- Class B                312,055
Value -- Class B            $      13.86
Net Assets Before Merger    $  4,325,586
Net Assets After Merger     $         --
Unrealized Gain             $  4,473,179

                            EQ/LORD ABBETT LARGE CAP CORE
Shares -- Class A                                               1,610,090
Value -- Class A                                              $     14.81
Net Assets Before Merger                                      $ 5,461,185
Net Assets After Merger     $         --                      $23,839,459
Shares -- Class B                127,414                          622,605
Value -- Class B            $      12.96                            14.82
Net Assets Before Merger    $  1,651,457                        3,248,997
Net Assets After Merger     $         --                      $ 9,226,040
Unrealized Gain             $     21,265
----------------------------------------------------------------------------------------------
 JUNE 13, 2014              MULTIMANAGER INTERNATIONAL EQUITY AXA INTERNATIONAL CORE MANAGED
                                                              VOLATILITY
----------------------------------------------------------------------------------------------
Shares -- Class A                                                 194,695
Value -- Class A                                              $     10.79
Net Assets Before Merger                                      $ 1,097,300
Net Assets After Merger     $         --                      $ 2,101,440
Shares -- Class B                408,217                          770,401
Value -- Class B            $      12.18                      $     10.81
Net Assets Before Merger    $  4,973,944                      $ 4,355,453
Net Assets After Merger     $         --                      $ 8,325,257
Unrealized Gain             $    739,356
----------------------------------------------------------------------------------------------
 JUNE 13, 2014              MULTIMANAGER LARGE CAP VALUE      AXA LARGE CAP VALUE MANAGED
                                                              VOLATILITY
----------------------------------------------------------------------------------------------
Shares -- Class A                                                 195,543
Value -- Class A                                              $     15.21
Net Assets Before Merger                                      $ 1,356,988
Net Assets After Merger     $         --                      $ 2,973,266
Shares -- Class B                580,607                          810,737
Value -- Class B            $      14.18                      $     15.17
Net Assets Before Merger    $  8,230,514                      $ 5,684,603
Net Assets After Merger     $         --                      $12,298,839
Unrealized Gain             $  1,683,171
----------------------------------------------------------------------------------------------
 JUNE 20, 2014              EQ/EQUITY GROWTH PLUS             AXA LARGE CAP GROWTH MANAGED
                                                              VOLATILITY
----------------------------------------------------------------------------------------------
Shares -- Class B                309,165                          607,429
Value -- Class B            $      21.71                      $     25.54
Net Assets Before Merger    $  6,712,640                      $ 8,803,729
Net Assets After Merger     $         --                      $15,516,369
Unrealized Gain             $  1,457,208

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

6. Reorganizations (Continued)

-------------------------------------------------------------------------------------------
 JUNE 20, 2014              MULTIMANAGER LARGE CAP CORE EQUITY AXA LARGE CAP CORE MANAGED
                                                               VOLATILITY
-------------------------------------------------------------------------------------------
Shares -- Class B              229,932                            783,100
Value -- Class B            $    15.08                         $     9.21
Net Assets Before Merger    $3,467,955                         $3,748,576
Net Assets After Merger     $       --                         $7,216,531
Unrealized Gain             $  797,367

   On January 1, 2013 Separate Account No. 70 participated in a reorganization in which certain new and existing Variable Investment Options of Separate Account No. 70 received assets and liabilities attributable to the units of the Variable Investment Options of Separate Account No. 49, associated with the Contracts of the Retirement Cornerstone Series, Retirement Cornerstone 11 Series, and Accumulator 11 Series ("Transferred Contract Units"). In this reorganization, the assets and liabilities, attributable to Transferred Contract Units were received by the corresponding existing and new Variable Investment Options of Separate, Account No. 70 in exchange for units of such Variable Investment Options of the same unit class with an equivalent aggregate net unit value.

   The units and the aggregate value of the units issued by the Variable Investment Option of Separate Account No. 70 in connection with the reorganization were as follows:

                                                                                 ACCUMULATED UNIT VALUE
                                                                                TRANSFERRED TO SEPARATE
                                                                      UNITS   ACCOUNT NO. 49 FROM SEPARATE
FUND                                                      SHARE CLASS (000S)     ACCOUNT NO. 70 (000S)
----                                                      ----------- ------- ----------------------------
All Asset Growth-Alt 20..................................     A           430          $    5,228
AllianceBernstein VPS Balanced Wealth Strategy Portfolio.     B           263               3,080
AllianceBernstein VPS International Growth Portfolio.....     B           455               4,810
American Century VP Large Company Value..................  Class II       128               1,609
American Century VP Mid Cap Value Fund...................  Class II       700               9,642
AXA 400 Managed Volatility...............................     B         4,831              63,469
AXA 500 Managed Volatility...............................     B        12,549             152,429
AXA 2000 Managed Volatility..............................     B         5,328              69,819
AXA Aggressive Allocation................................     A         1,252              14,751
AXA Balanced Strategy....................................     B        63,621             744,243
AXA Conservative Growth Strategy.........................     B        34,074             389,730
AXA Conservative Strategy................................     B        24,526             269,970
AXA Global Equity Managed Volatility.....................     A           345               3,856
AXA Global Equity Managed Volatility.....................     B           223               4,731
AXA Growth Strategy......................................     B        26,085             339,000
AXA International Core Managed Volatility................     A           250               2,555
AXA International Core Managed Volatility................     B           236               3,137
AXA International Value Managed Volatility...............     B        11,384             111,588
AXA Mid Cap Value Managed Volatility.....................     A            57                 764
AXA Mid Cap Value Managed Volatility.....................     B           196               3,077
AXA Moderate Allocation..................................     A         3,113              35,344
AXA Moderate Growth Strategy.............................     B       178,809           2,092,361
AXA Moderate-PLUS Allocation.............................     A         2,787              32,275
AXA Ultra Conservative Strategy..........................     B            19                 193
AXA/Franklin Balanced Managed Volatility.................     A           133               1,638
AXA/Franklin Balanced Managed Volatility.................     B           306               3,289
AXA/Franklin Small Cap Value Managed Volatility..........     A           163               2,174
AXA/Franklin Small Cap Value Managed Volatility..........     B           494               4,999
AXA/Franklin Templeton Allocation Managed Volatility.....     A           100               1,186
AXA/Franklin Templeton Allocation Managed Volatility.....     B           383               3,320
AXA/Loomis Sayles Growth.................................     A           664               8,237
AXA/Loomis Sayles Growth.................................     B           132               1,571
AXA/Mutual Large Cap Equity Managed Volatility...........     A            85               1,023
AXA/Mutual Large Cap Equity Managed Volatility...........     B           101                 954
AXA/Templeton Global Equity Managed Volatility...........     A           157               1,810
AXA/Templeton Global Equity Managed Volatility...........     B           753               6,868

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

6. Reorganizations (Continued)

                                                                           ACCUMULATED UNIT VALUE
                                                                          TRANSFERRED TO SEPARATE
                                                                 UNITS  ACCOUNT NO. 49 FROM SEPARATE
FUND                                               SHARE CLASS   (000S)    ACCOUNT NO. 70 (000S)
----                                             --------------- ------ ----------------------------
BlackRock Global Allocation V.I. Fund...........    Class III     3,309           $ 37,203
BlackRock Large Cap Growth V.I. Fund............    Class III       490              6,031
Charter/SM/ Multi-Sector Bond...................        B           186              2,430
Charter/SM/ Small Cap Growth....................        B           693              4,130
Charter/SM/ Small Cap Value.....................        B           302              4,320
EQ/AllianceBernstein Dynamic Wealth Strategies..        B        33,559            338,570
EQ/AllianceBernstein Small Cap Growth...........        A           408              6,446
EQ/AllianceBernstein Small Cap Growth...........        B           367              6,970
AXA International Value Managed Volatility......        A           371              3,701
AXA Large Cap Core Managed Volatility...........        B           138              1,627
AXA Large Cap Value Managed Volatility..........        A           126              1,541
AXA Large Cap Value Managed Volatility..........        B           237              2,760
AXA Large Growth Managed Volatility.............        A           147              1,825
AXA Large Growth Managed Volatility.............        B           388              5,822
EQ/BlackRock Basic Value Equity.................        A         2,719             33,524
EQ/Boston Advisors Equity Income................        A           438              5,808
EQ/Boston Advisors Equity Income................        B           840              3,486
EQ/Calvert Socially Responsible.................        B            63                655
EQ/Capital Guardian Research....................        A           146              2,072
EQ/Capital Guardian Research....................        B           242              3,368
EQ/Common Stock Index...........................        A           223              2,984
EQ/Core Bond Index..............................        B        26,138            285,770
EQ/Equity 500 Index.............................        A         1,409             18,589
EQ/GAMCO Mergers and Acquisitions...............        A           440              5,037
EQ/GAMCO Small Company Value....................        A         3,452             53,045
EQ/Global Bond PLUS.............................        A           420              4,579
EQ/Global Bond PLUS.............................        B           369              4,578
EQ/Intermediate Government Bond.................        B        12,015            128,831
EQ/International Equity Index...................        A           244              2,520
EQ/International ETF............................        A           301              3,191
EQ/Invesco Comstock.............................        A           185              2,431
EQ/Invesco Comstock.............................        B            97              1,119
EQ/JPMorgan Value Opportunities.................        A           293              3,572
EQ/JPMorgan Value Opportunities.................        B            98              1,311
EQ/Large Cap Growth Index.......................        A           408              5,559
EQ/Large Cap Value Index........................        A           195              2,562
EQ/MFS International Growth.....................        A           454              5,464
EQ/MFS International Growth.....................        B           449              4,978
EQ/Mid Cap Index................................        A           368              5,341
EQ/Money Market.................................        A         2,080             19,879
EQ/Money Market.................................        B         1,258             19,160
EQ/Morgan Stanley Mid Cap Growth................        A         1,342             17,512
EQ/Morgan Stanley Mid Cap Growth................        B           590              9,649
EQ/Oppenheimer Global...........................        A           849             10,538
EQ/Oppenheimer Global...........................        B           287              3,199
EQ/PIMCO Ultra Short Bond.......................        A         1,581             15,507
EQ/PIMCO Ultra Short Bond.......................        B           127              1,248
EQ/Quality Bond PLUS............................        B         1,489             18,634
EQ/Small Company Index..........................        A           309              4,462
EQ/T. Rowe Price Growth Stock...................        A         1,130             15,272
EQ/T. Rowe Price Growth Stock...................        B           734              8,074
EQ/UBS Growth & Income..........................        B           675              2,751
EQ/Wells Fargo Omega Growth.....................        B         2,020             23,148
Fidelity(R) VIP Asset Manager: Growth Portfolio. Service Class 2     78                956
Fidelity(R) VIP Contrafund(R) Portfolio......... Service Class 2  2,364             30,979

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

6. Reorganizations (Continued)

                                                                                   ACCUMULATED UNIT VALUE
                                                                                  TRANSFERRED TO SEPARATE
                                                                         UNITS  ACCOUNT NO. 49 FROM SEPARATE
FUND                                                       SHARE CLASS   (000S)    ACCOUNT NO. 70 (000S)
----                                                     --------------- ------ ----------------------------
Fidelity(R) VIP Freedom 2015 Portfolio.................. Service Class 2    70            $   745
Fidelity(R) VIP Freedom 2020 Portfolio.................. Service Class 2    65                686
Fidelity(R) VIP Freedom 2025 Portfolio.................. Service Class 2    34                359
Fidelity(R) VIP Freedom 2030 Portfolio.................. Service Class 2    31                322
Fidelity(R) VIP Mid Cap Portfolio....................... Service Class 2   994             12,706
Fidelity(R) VIP Strategic Income Portfolio.............. Service Class 2 2,015             24,497
Franklin Founding Funds Allocation VIP Fund.............     Class 2       158              1,847
Franklin Income VIP Fund................................     Class 2       795              9,657
Franklin Mutual Shares VIP Fund.........................     Class 2       593              6,989
Franklin Strategic Income VIP Fund......................     Class 2     1,359             16,934
Goldman Sachs VIT Mid Cap Value Fund.................... Service Shares    597              8,246
Guggenheim VT Global Managed Futures Strategy Fund......  Common Shares     82                646
Guggenheim VT Multi-Hedge Strategies Fund...............  Common Shares     60                565
Invesco V.I. Diversified Dividend Fund..................    Series II      179              2,187
Invesco V.I. Global Real Estate Fund....................    Series II    1,830             25,034
Invesco V.I. High Yield Fund............................    Series II      401              4,476
Invesco V.I. International Growth Fund..................    Series II    1,047             12,414
Invesco V.I. Mid Cap Core Equity Fund...................    Series II      278              3,258
Invesco V.I. Small Cap Equity Fund......................    Series II      219              3,223
Invesco V.I. American Franchise Fund....................    Series II       27                367
Ivy Funds VIP Asset Strategy............................  Common Shares  1,025             10,827
Ivy Funds VIP Dividend Opportunities....................  Common Shares    736              8,977
Ivy Funds VIP Energy....................................  Common Shares    885              9,829
Ivy Funds VIP Global Natural Resources..................  Common Shares    915              8,488
Ivy Funds VIP High Income...............................  Common Shares  2,440             34,445
Ivy Funds VIP Mid Cap Growth............................  Common Shares    988             14,646
Ivy Funds VIP Science And Technology....................  Common Shares    759             10,482
Ivy Funds VIP Small Cap Growth..........................  Common Shares    490              6,004
Lazard Retirement Emerging Markets Equity Portfolio..... Service Shares  3,427             41,109
Lord Abbett Series Fund--Bond Debenture Portfolio.......    VC Shares      210              2,338
Lord Abbett Series Fund--Classic Stock Portfolio........    VC Shares      157              1,553
Lord Abbett Series Fund--Growth Opportunities Portfolio.    VC Shares      118              1,105
MFS(R) International Value Portfolio....................  Service Class  1,708             20,430
MFS(R) Investors Growth Stock Series....................  Service Class    309              4,049
MFS(R) Investors Trust Series...........................  Service Class    286              3,637
MFS(R) Technology Portfolio.............................  Service Class    351              4,792
MFS(R) Utilities Series.................................  Service Class    652              8,997
Multimanager Aggressive Equity..........................        B          302              4,626
Multimanager Core Bond..................................        B        4,216             58,877
Multimanager Mid Cap Growth.............................        B          336              4,630
Multimanager Mid Cap Value..............................        B          226              3,490
Multimanager Technology.................................        B          385              5,150
PIMCO CommodityRealReturn(R) Strategy Portfolio.........  Advisor Class  1,225             14,964
PIMCO Emerging Markets Bond Portfolio...................  Advisor Class  1,069             14,404
PIMCO Real Return Portfolio.............................  Advisor Class  4,008             50,076
PIMCO Total Return Portfolio............................  Advisor Class  6,826             79,789
Profund VP Bear.........................................  Common ShareS    123                709
Profund VP Biotechnology................................  Common Shares    278              4,227

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

6. Reorganizations (Concluded)

                                                                     ACCUMULATED UNIT VALUE
                                                                    TRANSFERRED TO SEPARATE
                                                           UNITS  ACCOUNT NO. 49 FROM SEPARATE
FUND                                         SHARE CLASS   (000S)    ACCOUNT NO. 70 (000S)
----                                        -------------- ------ ----------------------------
T. Rowe Price Health Sciences Portfolio-II.    Class II      635            $ 10,684
Templeton Developing Markets VIP Fund......    Class 2       462               5,098
Templeton Foreign VIP Fund.................    Class 2       459               5,072
Templeton Global Bond VIP Fund.............    Class 2     4,782              60,048
Templeton Growth VIP Fund..................    Class 2       105               1,182
Van Eck VIP Global Hard Assets Fund........ Class S Shares 1,800              19,612

7. Contractowner Charges

   Charges are made directly against the net assets of the Account and are reflected daily in the computation of the unit values of the Contracts. These charges are reflected as "Asset-based Charges" in the Statement of Operations. Under the Contracts, AXA Equitable charges the account for the following:

                                                        ASSET-BASED                 CURRENT   MAXIMUM
                                         MORTALITY AND ADMINISTRATION DISTRIBUTION AGGREGATE AGGREGATE
                                         EXPENSE RISKS     CHARGE        CHARGE     CHARGE    CHARGE
                                         ------------- -------------- ------------ --------- ---------

Accumulator 11.0 -- Series B............     0.80%          0.30%         0.20%      1.30%     1.30%

Accumulator 11.0 -- Series CP...........     0.95%          0.35%         0.25%      1.55%     1.55%

Accumulator 11.0 -- Series L............     1.10%          0.30%         0.25%      1.65%     1.65%

Accumulator 11.0 -- Series C............     1.10%          0.25%         0.35%      1.70%     1.70%

Accumulator 13.0 -- Series B............     0.80%          0.30%         0.20%      1.30%     1.30%

Accumulator 13.0 -- Series CP...........     1.05%          0.35%         0.25%      1.65%     1.65%

Accumulator 13.0 -- Series L............     1.10%          0.35%         0.25%      1.70%     1.70%

Investment Edge.........................     0.70%          0.30%         0.20%      1.20%     1.20%

Investment Edge ADV.....................     0.20%          0.10%         0.00%      0.30%     0.30%

Investment Edge Select..................     0.75%          0.30%         0.20%      1.25%     1.25%

Retirement Cornerstone Series CP........     0.95%          0.35%         0.25%      1.55%     1.55%

Retirement Cornerstone Series B.........     0.80%          0.30%         0.20%      1.30%     1.30%

Retirement Cornerstone Series L.........     1.10%          0.30%         0.25%      1.65%     1.65%

Retirement Cornerstone Series C.........     1.10%          0.25%         0.35%      1.70%     1.70%

Retirement Cornerstone 11 -- Series B...     0.80%          0.30%         0.20%      1.30%     1.30%

Retirement Cornerstone 11 -- Series CP..     0.95%          0.35%         0.25%      1.55%     1.55%

Retirement Cornerstone 11 -- Series C...     1.10%          0.25%         0.35%      1.70%     1.70%

Retirement Cornerstone 11 -- Series L...     1.10%          0.30%         0.25%      1.65%     1.65%

Retirement Cornerstone 11 -- Series ADV.     0.35%          0.20%         0.10%      0.65%     0.65%

Retirement Cornerstone 12 -- Series B...     0.80%          0.30%         0.20%      1.30%     1.30%

Retirement Cornerstone 12 -- Series C...     1.10%          0.25%         0.35%      1.70%     1.70%

Retirement Cornerstone 12 -- Series CP..     0.95%          0.35%         0.25%      1.55%     1.55%

Retirement Cornerstone 12 -- Series L...     1.10%          0.30%         0.25%      1.65%     1.65%

Retirement Cornerstone 12 -- Series ADV.     0.35%          0.20%         0.10%      0.65%     0.65%

Retirement Cornerstone 13 -- Series B...     0.80%          0.30%         0.20%      1.30%     1.30%

Retirement Cornerstone 13 -- Series CP..     1.05%          0.35%         0.25%      1.65%     1.65%

Retirement Cornerstone 13 -- Series L...     1.10%          0.35%         0.25%      1.70%     1.70%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

7. Contractowner Charges (Continued)


   Included as part of "Contract Maintenance Charges" in the Statements of Changes in Net Assets are certain administrative charges which are deducted from the Contractowners account value as a redemption of units.

   The table below lists the fees charged by the Variable Investment Option assessed as a redemption of units. The range presented represents the fees that are actually assessed. Actual amounts may vary or may be zero depending on the Contract or a Contractowner's account value. These charges are reflected as part of "Contractowners Transactions" in the Statement of Changes in Net Assets.

                                                 WHEN CHARGE
                CHARGES                          IS DEDUCTED                  AMOUNT DEDUCTED                HOW DEDUCTED
                 -------                         -----------                  ---------------                 ------------

Charges for state premium and other       At time of transaction     Varies by state                     Applied to an annuity
applicable taxes                                                                                         payout option

Annual Administrative charge              Annually on each contract  Depending on account value, in      Unit liquidation from
                                          date anniversary.          Years 1 to 2 lesser of $30 or 2%    account value
                                                                     of account value, thereafter $30

Withdrawal charge                         At time of transaction     LOW - 0%                            Unit liquidation from
                                                                                                         account value

                                                                     HIGH - 8% in contract years 1 and
                                                                     2. The charge declines 1% each
                                                                     contract year until it reaches 0%
                                                                     in contract year 10.

                                                                     *  Note - Depending on the
                                                                        contract and/or certain
                                                                        elections made under the
                                                                        contract, the withdrawal charge
                                                                        may or may not apply.

Charge for each additional transfer in    At time of transaction     Maximum Charge $35                  Unit liquidation from
excess of 12 transfers per contract year                             Current Charge $0                   account value

Special service charges

Express mail charge                       At time of transaction     Current and Maximum Charge: $35     Unit liquidation from
                                                                                                         account value

Wire transfer charge                      At time of transaction     Current and Maximum Charge: $90     Unit liquidation from
                                                                                                         account value

Duplicate contract charge                 At time of transaction     Current and Maximum Charge: $35     Unit liquidation from
                                                                                                         account value

Check preparation charge                  At time of transaction     Maximum Charge: $85. Current        Unit liquidation from
                                                                     charge: $0.                         account value

Charge for third party transfer or        At time of transaction     Maximum Charge: $125. Current       Unit liquidation from
exchange                                                             charge: $65.                        account value

Guaranteed Minimum Income Benefit                                    Current charge: 1.05%. Maximum      Unit liquidation from
                                                                     charge 2.00%. AXA Equitable has     account value
                                                                     the discretion to change the
                                                                     current fee after the first two
                                                                     contract years but it will never
                                                                     exceed the maximum fee.

Guaranteed Minimum Death Benefit
Options:

Highest Anniversary Value Death           Annually on each contract  0.35% of the Annual ratchet to age  Unit liquidation from
Benefit                                   date anniversary           80 benefit base                     account value

Guaranteed Minimum Death Benefit          Annually on each contract  Current charge: 1.05%. Maximum      Unit liquidation from
                                          anniversary                charge 2.00%. AXA Equitable has     account value
                                                                     the discretion to change the
                                                                     current fee after the first two
                                                                     contract years but it will never
                                                                     exceed the maximum fee.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

7. Contractowner Charges  (Concluded)

                                               WHEN CHARGE
               CHARGES                         IS DEDUCTED                   AMOUNT DEDUCTED                HOW DEDUCTED
                -------                         -----------                  ---------------                 ------------

Greater of death benefit                Annually on each contract   Current Charge 0.90%. Maximum       Unit liquidation from
                                        date anniversary            charge can be increased to 1.05%    account value
                                                                    if the roll-up benefit base to age
                                                                    85 resets

                                        Annually on each contract   Current Charge 0.95%. Maximum       Unit liquidation from
                                        date anniversary            charge can be increased to 1.10%    account value
                                                                    if the roll-up benefit base to age
                                                                    85 resets

Greater of GMDB I                       Annually on each contract   GMBD I election: 1.10% (max 1.25%)  Unit liquidation from
                                        date anniversary                                                account value

Greater of GMBD II                      Annually on each contract   GMBD II election: 1.25% (max 1.40%) Unit liquidation from
                                        date anniversary                                                account value

Greater of GMIB I                       Annually on each contract   GMIB I election: 1.15% (max 1.30%)  Unit liquidation from
                                        date anniversary                                                account value

Greater of GMIB II                      Annually on each contract   GMIB II election: 1.15% (max 1.45%) Unit liquidation from
                                        date anniversary                                                account value

Guaranteed Income Benefit Charge        Annually on each contract   Current Charge 0.90%. Maximum       Unit liquidation from
                                        date anniversary            charge can be increased to 1.20%    account value
                                                                    if the GIB benefit base resets.

                                        Annually on each contract   Current Charge 0.95%. Maximum       Unit liquidation from
                                        date anniversary            charge can be increased to 1.25%    account value
                                                                    if the GIB benefit base resets

Return of Principal Death Benefit       Annually on each contract   No Charge
Charge                                  date anniversary

Highest Anniversary Value Death         Annually on each contract   0.25% -- Current Charge (Maximum    Unit liquidation from
Benefit Charger                         date anniversary            0.25%)                              account value

Annual Ratchet Death Benefit Charge     Annually on each contract   0.25% -- Current Charge (Maximum    Unit liquidation from
                                        date anniversary            0.25%)                              account value

Earnings Enhancement Benefit            Annually on each contract   0.35%                               Unit liquidation from
                                        date anniversary for which                                      account value
                                        the benefit is in effect.

Guaranteed Withdrawal Benefit for Life  Annually on each contract   GMIB I Conversion: Current charge   Unit liquidation from
                                        date anniversary for which  1.10%. Maximum charge can be be     account value
                                        the benefit is in effect.   increased to 1.40%, if the GMIB is
                                                                    reset or if the GWBL benefit
                                                                    ratchets after conversion

                                                                    GMIB II Conversion: Current charge
                                                                    1.25%. Maximum charge can be be
                                                                    increased to 1.55%, if the GMIB II
                                                                    is reset or if the GWBL benefit
                                                                    ratchets after conversion.

8. Financial Highlights

   The ranges for the total return ratios and unit values correspond to the product groupings that produced the lowest and highest expense ratios. Due to the timing of the introduction of new products into the Account, contract charges and related unit values and total returns may fall outside of the ranges presented in the financial highlights.

                                                                          YEARS ENDED DECEMBER 31,
                                                   ---------------------------------------------------------------------
                                                              UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                   UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                   ---------- ----------------- ----------------- -------------- ---------
7TWELVE/TM/ BALANCED PORTFOLIO
      Unit Value 1.20% to 1.70%*
2014  Lowest contract charge 1.20% Common Shares     $ 9.80            --                 --             --        (1.51)%
      Highest contract charge 1.70% Common Shares    $10.86            --                 --             --        (1.99)%
      All contract charges                               --         8,243            $88,452           0.33%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                                 YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------------------------------------
                                                                     UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                          UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                          ---------- ----------------- ----------------- -------------- ---------
7TWELVE/TM/ BALANCED PORTFOLIO (CONTINUED)
   2013  Lowest contract charge 1.20% Common Shares (h)     $ 9.95            --                 --             --         0.40%
         Highest contract charge 1.70% Common Shares        $11.08            --                 --             --         6.13%
         All contract charges                                   --         5,107            $56,709           0.36%
   2012  Lowest contract charge 1.30% Common Shares (e)     $10.47            --                 --             --         4.70%
         Highest contract charge 1.70% Common Shares (e)    $10.44            --                 --             --         4.50%
         All contract charges                                   --         1,723            $18,028           0.00%
ALL ASSET AGGRESSIVE-ALT 25
         Unit Value 1.20% to 1.70%*
   2014  Lowest contract charge 1.20% Class B               $10.18            --                 --             --         1.09%
         Highest contract charge 1.70% Class B              $11.14            --                 --             --         0.54%
         All contract charges                                   --           630            $ 6,908           2.11%
   2013  Lowest contract charge 1.25% Class B (h)           $10.07            --                 --             --         1.41%
         Highest contract charge 1.70% Class B (f)          $11.08            --                 --             --        10.58%
         All contract charges                                   --           202            $ 2,239           2.74%
ALL ASSET AGGRESSIVE-ALT 50
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Class B               $ 9.97            --                 --             --         0.40%
         Highest contract charge 1.25% Class B              $ 9.96            --                 --             --         0.30%
         All contract charges                                   --            30            $   299           2.86%
   2013  Lowest contract charge 1.20% Class B (h)           $ 9.93            --                 --             --         0.51%
         Highest contract charge 1.20% Class B (f)          $ 9.93            --                 --             --         0.51%
         All contract charges                                   --             2            $    18           2.77%
ALL ASSET AGGRESSIVE-ALT 75
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Class B               $ 9.72            --                 --             --        (0.92)%
         Highest contract charge 1.25% Class B              $ 9.72            --                 --             --        (0.92)%
         All contract charges                                   --            48            $   458           3.28%
   2013  Lowest contract charge 1.25% Class B (h)           $ 9.81            --                 --             --        (0.20)%
         Highest contract charge 1.25% Class B (h)          $ 9.81            --                 --             --        (0.20)%
         All contract charges                                   --             2            $    15           2.82%
ALL ASSET GROWTH-ALT 20
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class A               $13.91            --                 --             --         1.02%
         Highest contract charge 1.70% Class A              $13.63            --                 --             --         0.66%
         All contract charges                                   --           907            $12,546           1.58%
2013(t)  Lowest contract charge 1.30% Class A               $13.77            --                 --             --        12.68%
         Highest contract charge 1.70% Class A              $13.54            --                 --             --        12.18%
         All contract charges                                   --           721            $ 9,868           1.63%
2012(r)  Lowest contract charge 1.30% Class A (e)           $12.22            --                 --             --         2.35%
         Highest contract charge 1.70% Class A (e)          $12.07            --                 --             --         2.12%
         All contract charges                                   --            81            $   976           2.74%
2012(s)  Lowest contract charge 1.30% Class A               $12.22            --                 --             --        10.49%
         Highest contract charge 1.70% Class A              $12.07            --                 --             --        10.13%
         All contract charges                                   --           429            $ 5,229           1.59%
2011(s)  Lowest contract charge 1.30% Class A               $11.06            --                 --             --        (4.49)%
         Highest contract charge 1.70% Class A              $10.96            --                 --             --        (4.94)%
         All contract charges                                   --           365            $ 4,020           2.31%
2010(s)  Lowest contract charge 1.30% Class A               $11.58            --                 --             --        13.75%
         Highest contract charge 1.70% Class A              $11.53            --                 --             --        13.37%
         All contract charges                                   --           150            $ 1,728           3.84%
ALL ASSET MODERATE GROWTH-ALT 15
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class B               $10.78            --                 --             --         1.13%
         Highest contract charge 1.70% Class B              $10.70            --                 --             --         0.75%
         All contract charges                                   --           830            $ 8,927           2.56%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                                 YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------------------------------------
                                                                     UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                          UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                          ---------- ----------------- ----------------- -------------- ---------
ALL ASSET MODERATE GROWTH-ALT 15 (CONTINUED)
   2013     Lowest contract charge 1.30% Class B (f)        $10.66           --                 --              --         6.39%
            Highest contract charge 1.70% Class B (f)       $10.62           --                 --              --         5.99%
            All contract charges                                --          245             $2,610            2.73%
ALLIANCEBERNSTEIN VPS BALANCED WEALTH STRATEGY PORTFOLIO
            Unit Value 1.30% to 1.70%*
   2014     Lowest contract charge 1.30% Class B            $14.29           --                 --              --         5.70%
            Highest contract charge 1.70% Class B           $14.00           --                 --              --         5.34%
            All contract charges                                --          359             $5,097            2.41%
2013(t)     Lowest contract charge 1.30% Class B            $13.52           --                 --              --        14.77%
            Highest contract charge 1.70% Class B           $13.29           --                 --              --        14.27%
            All contract charges                                --          398             $5,366            2.25%
2012(r)     Lowest contract charge 1.30% Class B (e)        $11.78           --                 --              --         3.33%
            Highest contract charge 1.70% Class B (e)       $11.63           --                 --              --         3.01%
            All contract charges                                --          119             $1,407            1.43%
2012(s)     Lowest contract charge 1.30% Class B            $11.78           --                 --              --        11.87%
            Highest contract charge 1.70% Class B           $11.63           --                 --              --        11.40%
            All contract charges                                --          263             $3,080            2.04%
2011(s)     Lowest contract charge 1.30% Class B            $10.53           --                 --              --        (4.27)%
            Highest contract charge 1.70% Class B           $10.44           --                 --              --        (4.66)%
            All contract charges                                --          209             $2,189            2.01%
2010(s)     Lowest contract charge 1.30% Class B            $11.00           --                 --              --         8.80%
            Highest contract charge 1.70% Class B           $10.95           --                 --              --         8.42%
            All contract charges                                --          184             $2,018            1.04%
ALLIANCEBERNSTEIN VPS GLOBAL THEMATIC GROWTH PORTFOLIO
            Unit Value 1.20% to 1.25%*
   2014     Lowest contract charge 1.20% Class B (q)        $ 9.70           --                 --              --        (0.72)%
            Highest contract charge 1.25% Class B (q)       $ 9.70           --                 --              --        (0.72)%
            All contract charges                                --            2             $   18            0.00%
ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO
            Unit Value 1.20% to 1.25%*
   2014     Lowest contract charge 1.20% Class B (q)        $10.25           --                 --              --         3.02%
            Highest contract charge 1.25% Class B (q)       $10.24           --                 --              --         2.91%
            All contract charges                                --           --             $    5            0.00%
ALLIANCEBERNSTEIN VPS INTERNATIONAL GROWTH PORTFOLIO
            Unit Value 0.65% to 1.70%*
   2014     Lowest contract charge 0.65% Class B            $10.30           --                 --              --        (2.09)%
            Highest contract charge 1.70% Class B           $11.30           --                 --              --        (3.09)%
            All contract charges                                --          759             $8,710            0.00%
2013(t)     Lowest contract charge 0.65% Class B            $10.52           --                 --              --        12.63%
            Highest contract charge 1.70% Class B           $11.66           --                 --              --        11.37%
            All contract charges                                --          637             $7,506            0.76%
2012(r)     Lowest contract charge 1.30% Class B (e)        $10.60           --                 --              --         1.73%
            Highest contract charge 1.65% Class B (e)       $10.49           --                 --              --         1.55%
            All contract charges                                --           54             $  570            1.05%
2012(s)     Lowest contract charge 0.65% Class B            $ 9.34           --                 --              --        14.46%
            Highest contract charge 1.70% Class B           $10.47           --                 --              --        13.31%
            All contract charges                                --          456             $4,810            1.50%
2011(s)     Lowest contract charge 0.65% Class B (b)        $ 8.16           --                 --              --       (17.16)%
            Highest contract charge 1.70% Class B           $ 9.24           --                 --              --       (17.50)%
            All contract charges                                --          393             $3,650            2.67%
2010(s)     Lowest contract charge 1.30% Class B            $11.25           --                 --              --        11.17%
            Highest contract charge 1.70% Class B           $11.20           --                 --              --        10.67%
            All contract charges                                --          144             $1,621            0.54%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                               YEARS ENDED DECEMBER 31,
                                                        ---------------------------------------------------------------------
                                                                   UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                        UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                        ---------- ----------------- ----------------- -------------- ---------
ALLIANCEBERNSTEIN VPS REAL ESTATE INVESTMENT PORTFOLIO
           Unit Value 1.20% to 1.25%*
   2014    Lowest contract charge 1.20% Class B (q)       $10.74            --                 --             --        11.99%
           Highest contract charge 1.25% Class B (q)      $10.74            --                 --             --        11.99%
           All contract charges                               --             9            $   104           0.00%
ALLIANCEBERNSTEIN VPS SMALL/MID CAP VALUE PORTFOLIO
           Unit Value 1.20% to 1.25%*
   2014    Lowest contract charge 1.20% Class B (q)       $10.06            --                 --             --         3.60%
           Highest contract charge 1.25% Class B (q)      $10.06            --                 --             --         3.60%
           All contract charges                               --            15            $   146           0.00%
AMERICAN CENTURY VP INFLATION PROTECTION FUND
           Unit Value 1.20% to 1.25%*
   2014    Lowest contract charge 1.20% Class II          $ 9.92            --                 --             --         2.06%
           Highest contract charge 1.25% Class II         $ 9.91            --                 --             --         1.95%
           All contract charges                               --           218            $ 2,169           1.51%
   2013    Lowest contract charge 1.20% Class II (h)      $ 9.72            --                 --             --        (2.02)%
           Highest contract charge 1.25% Class II (h)     $ 9.72            --                 --             --        (2.02)%
           All contract charges                               --             8            $    83           0.00%
AMERICAN CENTURY VP LARGE COMPANY VALUE
           Unit Value 1.30% to 1.70%*
   2014    Lowest contract charge 1.30% Class II          $18.19            --                 --             --        11.25%
           Highest contract charge 1.70% Class II         $17.82            --                 --             --        10.89%
           All contract charges                               --           143            $ 2,581           1.29%
2013(t)    Lowest contract charge 1.30% Class II          $16.35            --                 --             --        29.35%
           Highest contract charge 1.70% Class II         $16.07            --                 --             --        28.77%
           All contract charges                               --           144            $ 2,355           1.40%
2012(s)    Lowest contract charge 1.30% Class II          $12.64            --                 --             --        14.91%
           Highest contract charge 1.70% Class II         $12.48            --                 --             --        14.39%
           All contract charges                               --           127            $ 1,609           1.72%
2011(s)    Lowest contract charge 1.30% Class II          $11.00            --                 --             --        (0.45)%
           Highest contract charge 1.70% Class II         $10.91            --                 --             --        (0.82)%
           All contract charges                               --           108            $ 1,180           1.66%
2010(s)    Lowest contract charge 1.30% Class II          $11.05            --                 --             --         9.30%
           Highest contract charge 1.70% Class II         $11.00            --                 --             --         8.91%
           All contract charges                               --            35            $   385           1.67%
AMERICAN CENTURY VP MID CAP VALUE FUND
           Unit Value 0.65% to 1.70%*
   2014    Lowest contract charge 0.65% Class II          $17.99            --                 --             --        15.47%
           Highest contract charge 1.70% Class II         $19.96            --                 --             --        14.32%
           All contract charges                               --         2,544            $47,809           1.03%
2013(t)    Lowest contract charge 0.65% Class II          $15.58            --                 --             --        29.08%
           Highest contract charge 1.70% Class II         $17.46            --                 --             --        27.63%
           All contract charges                               --         1,571            $27,657           1.11%
2012(r)    Lowest contract charge 1.30% Class II (e)      $13.85            --                 --             --         5.64%
           Highest contract charge 1.70% Class II (e)     $13.68            --                 --             --         5.39%
           All contract charges                               --           185            $ 2,554           1.63%
2012(s)    Lowest contract charge 0.65% Class II          $12.07            --                 --             --        15.50%
           Highest contract charge 1.70% Class II         $13.68            --                 --             --        14.29%
           All contract charges                               --           701            $ 9,649           1.93%
2011(s)    Lowest contract charge 0.65% Class II (b)      $10.45            --                 --             --        (3.24)%
           Highest contract charge 1.70% Class II         $11.97            --                 --             --        (2.52)%
           All contract charges                               --           550            $ 6,610           1.36%
2010(s)    Lowest contract charge 1.30% Class II          $12.34            --                 --             --        17.41%
           Highest contract charge 1.70% Class II         $12.28            --                 --             --        16.95%
           All contract charges                               --           216            $ 2,654           3.23%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                                 YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------------------------------------
                                                                     UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                          UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                          ---------- ----------------- ----------------- -------------- ---------
AMERICAN FUNDS INSURANCE SERIES(R) ASSET ALLOCATION
FUND/SM/
      Unit Value 1.20% to 1.25%*
2014  Lowest contract charge 1.20% Class 4                  $10.67            --                 --             --         3.89%
      Highest contract charge 1.25% Class 4                 $10.67            --                 --             --         3.89%
      All contract charges                                      --           718            $ 7,663           3.06%
2013  Lowest contract charge 1.20% Class 4 (h)              $10.27            --                 --             --         2.09%
      Highest contract charge 1.25% Class 4 (h)             $10.27            --                 --             --         2.09%
      All contract charges                                      --            35            $   356           1.45%
AMERICAN FUNDS INSURANCE SERIES(R) BOND FUND/SM/
      Unit Value 0.65% to 1.70%*
2014  Lowest contract charge 0.65% Class 4                  $10.10            --                 --             --         4.45%
      Highest contract charge 1.70% Class 4                 $10.00            --                 --             --         3.41%
      All contract charges                                      --         1,029            $10,341           4.09%
2013  Lowest contract charge 1.30% Class 4 (f)              $ 9.71            --                 --             --        (2.80)%
      Highest contract charge 1.70% Class 4 (f)             $ 9.67            --                 --             --        (3.20)%
      All contract charges                                      --           150            $ 1,449           3.39%
AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL GROWTH FUND/SM/
      Unit Value 1.20% to 1.25%*
2014  Lowest contract charge 1.20% Class 4                  $10.57            --                 --             --         0.76%
      Highest contract charge 1.25% Class 4                 $10.57            --                 --             --         0.76%
      All contract charges                                      --           129            $ 1,356           2.11%
2013  Lowest contract charge 1.20% Class 4 (h)              $10.49            --                 --             --         4.48%
      Highest contract charge 1.25% Class 4 (h)             $10.49            --                 --             --         4.48%
      All contract charges                                      --             7            $    80           1.53%
AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL SMALL
CAPITALIZATION FUND/SM/
      Unit Value 1.20% to 1.70%*
2014  Lowest contract charge 1.20% Class 4                  $10.37            --                 --             --         0.58%
      Highest contract charge 1.70% Class 4                 $11.66            --                 --             --         0.17%
      All contract charges                                      --           604            $ 6,910           0.10%
2013  Lowest contract charge 1.25% Class 4 (h)              $10.31            --                 --             --         3.31%
      Highest contract charge 1.70% Class 4 (f)             $11.64            --                 --             --        15.94%
      All contract charges                                      --           160            $ 1,859           0.34%
AMERICAN FUNDS INSURANCE SERIES(R) GROWTH-INCOME FUND/SM/
      Unit Value 1.20% to 1.25%*
2014  Lowest contract charge 1.20% Class 4                  $11.42            --                 --             --         8.97%
      Highest contract charge 1.25% Class 4                 $11.42            --                 --             --         8.97%
      All contract charges                                      --           136            $ 1,561           2.38%
2013  Lowest contract charge 1.20% Class 4 (h)              $10.48            --                 --             --         4.07%
      Highest contract charge 1.25% Class 4 (h)             $10.48            --                 --             --         4.17%
      All contract charges                                      --             6            $    65           0.21%
AMERICAN FUNDS INSURANCE SERIES(R) INTERNATIONAL GROWTH
AND INCOME FUND/SM/
      Unit Value 1.20% to 1.25%*
2014  Lowest contract charge 1.20% Class 4                  $ 9.68            --                 --             --        (4.63)%
      Highest contract charge 1.25% Class 4                 $ 9.68            --                 --             --        (4.63)%
      All contract charges                                      --           172            $ 1,662           5.12%
2013  Lowest contract charge 1.20% Class 4 (h)              $10.15            --                 --             --         2.22%
      Highest contract charge 1.25% Class 4 (h)             $10.15            --                 --             --         2.22%
      All contract charges                                      --            12            $   125           0.24%
AMERICAN FUNDS INSURANCE SERIES(R) MANAGED RISK ASSET
ALLOCATION FUND/SM/
      Unit Value 1.30% to 1.70%*
2014  Lowest contract charge 1.30% Class P-2                $11.61            --                 --             --         1.57%
      Highest contract charge 1.70% Class P-2               $11.52            --                 --             --         1.14%
      All contract charges                                      --           489            $ 5,664           0.08%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                             YEARS ENDED DECEMBER 31,
                                                      ---------------------------------------------------------------------
                                                                 UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                      UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                      ---------- ----------------- ----------------- -------------- ---------
AMERICAN FUNDS INSURANCE SERIES(R) MANAGED RISK ASSET
ALLOCATION FUND/SM/ (CONTINUED)
   2013  Lowest contract charge 1.00% Class P-2 (f)     $11.43            --                 --             --        13.62%
         Highest contract charge 1.70% Class P-2 (f)    $11.39            --                 --             --        13.22%
         All contract charges                               --           191           $  2,180           1.77%
AMERICAN FUNDS INSURANCE SERIES(R) NEW WORLD FUND(R)
         Unit Value 1.20% to 1.70%*
   2014  Lowest contract charge 1.20% Class 4           $ 9.17            --                 --             --        (9.30)%
         Highest contract charge 1.70% Class 4          $ 9.75            --                 --             --        (9.64)%
         All contract charges                               --         2,069           $ 20,029           1.59%
   2013  Lowest contract charge 1.20% Class 4 (h)       $10.11            --                 --             --         1.61%
         Highest contract charge 1.70% Class 4 (f)      $10.79            --                 --             --         7.79%
         All contract charges                               --           615           $  6,625           3.55%
AXA 400 MANAGED VOLATILITY
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Class B           $15.82            --                 --             --         8.06%
         Highest contract charge 1.70% Class B          $18.05            --                 --             --         6.93%
         All contract charges                               --         4,305           $ 77,669           0.40%
2013(t)  Lowest contract charge 0.65% Class B           $14.64            --                 --             --        30.83%
         Highest contract charge 1.70% Class B          $16.88            --                 --             --        29.45%
         All contract charges                               --         4,545           $ 76,952           0.16%
2012(s)  Lowest contract charge 1.65% Class II          $11.19            --                 --             --        15.72%
         Highest contract charge 1.70% Class II         $13.04            --                 --             --        14.49%
         All contract charges                               --         4,830           $ 63,475           0.23%
2011(s)  Lowest contract charge 0.65% Class B (b)       $ 9.67            --                 --             --       (11.93)%
         Highest contract charge 1.70% Class B          $11.39            --                 --             --        (9.75)%
         All contract charges                               --         3,936           $ 45,056           0.05%
2010(s)  Lowest contract charge 1.30% Class B           $12.68            --                 --             --        21.34%
         Highest contract charge 1.70% Class B          $12.62            --                 --             --        20.88%
         All contract charges                               --         1,775           $ 22,475             --
AXA 500 MANAGED VOLATILITY
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Class B           $16.36            --                 --             --        11.83%
         Highest contract charge 1.70% Class B          $17.17            --                 --             --        10.70%
         All contract charges                               --        10,706           $185,193           0.57%
2013(t)  Lowest contract charge 0.65% Class B           $14.63            --                 --             --        30.04%
         Highest contract charge 1.70% Class B          $15.51            --                 --             --        28.71%
         All contract charges                               --        11,690           $182,711           0.44%
2012(s)  Lowest contract charge 0.65% Class B           $11.25            --                 --             --        14.10%
         Highest contract charge 1.70% Class B          $12.05            --                 --             --        12.83%
         All contract charges                               --        12,550           $152,404           0.63%
2011(s)  Lowest contract charge 0.65% Class B (b)       $ 9.86            --                 --             --        (7.24)%
         Highest contract charge 1.70% Class B          $10.68            --                 --             --        (5.40)%
         All contract charges                               --         9,807           $105,270           0.61%
2010(s)  Lowest contract charge 1.30% Class B           $11.34            --                 --             --        10.85%
         Highest contract charge 1.70% Class B          $11.29            --                 --             --        10.36%
         All contract charges                               --         4,542           $ 51,399           0.65%
AXA 2000 MANAGED VOLATILITY
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Class B           $15.36            --                 --             --         3.36%
         Highest contract charge 1.70% Class B          $17.96            --                 --             --         2.28%
         All contract charges                               --         4,617           $ 83,163           0.15%
2013(t)  Lowest contract charge 0.65% Class B           $14.86            --                 --             --        36.46%
         Highest contract charge 1.70% Class B          $17.56            --                 --             --        35.08%
         All contract charges                               --         4,681           $ 82,678           0.11%
2012(s)  Lowest contract charge 0.65% Class B           $10.89            --                 --             --        14.75%
         Highest contract charge 1.70% Class B          $13.00            --                 --             --        13.44%
         All contract charges                               --         5,328           $ 69,826           0.33%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                           YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------------
                                                               UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                    UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                    ---------- ----------------- ----------------- -------------- ---------
AXA 2000 MANAGED VOLATILITY (CONTINUED)
2011(s)  Lowest contract charge 0.65% Class B (b)     $ 9.49             --                 --            --       (13.81)%
         Highest contract charge 1.70% Class B        $11.46             --                 --            --       (12.05)%
         All contract charges                             --          4,308         $   49,629          0.03%
2010(s)  Lowest contract charge 1.30% Class B         $13.09             --                 --            --        21.77%
         Highest contract charge 1.70% Class B        $13.03             --                 --            --        21.32%
         All contract charges                             --          1,905         $   24,898          0.08%
AXA AGGRESSIVE ALLOCATION
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class A         $15.23             --                 --            --         3.32%
         Highest contract charge 1.70% Class A        $14.92             --                 --            --         2.97%
         All contract charges                             --          1,348         $   20,405          1.53%
2013(t)  Lowest contract charge 1.30% Class A         $14.74             --                 --            --        24.81%
         Highest contract charge 1.70% Class A        $14.49             --                 --            --        24.27%
         All contract charges                             --          1,469         $   21,547          2.52%
2012(r)  Lowest contract charge 1.30% Class A (e)     $11.81             --                 --            --         2.96%
         Highest contract charge 1.65% Class A (e)    $11.68             --                 --            --         2.73%
         All contract charges                             --            194         $    2,281          3.61%
2012(s)  Lowest contract charge 1.30% Class A         $11.81             --                 --            --        12.69%
         Highest contract charge 1.70% Class A        $11.66             --                 --            --        12.22%
         All contract charges                             --          1,253         $   14,748          0.83%
2011(s)  Lowest contract charge 1.30% Class A         $10.48             --                 --            --        (8.47)%
         Highest contract charge 1.70% Class A        $10.39             --                 --            --        (8.86)%
         All contract charges                             --          1,194         $   12,486          1.24%
2010(s)  Lowest contract charge 1.30% Class A         $11.45             --                 --            --        11.93%
         Highest contract charge 1.70% Class A        $11.40             --                 --            --        11.44%
         All contract charges                             --            686         $    7,851          1.55%
AXA AGGRESSIVE ALLOCATION
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Class B         $10.66             --                 --            --         3.50%
         Highest contract charge 1.25% Class B        $10.65             --                 --            --         3.40%
         All contract charges                             --             94         $    1,006          1.53%
   2013  Lowest contract charge 1.25% Class B         $10.30             --                 --            --         2.59%
         Highest contract charge 1.25% Class B        $10.30             --                 --            --         2.59%
         All contract charges                             --              2         $       21          2.52%
AXA AGGRESSIVE STRATEGY
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class B         $13.39             --                 --            --         4.86%
         Highest contract charge 1.70% Class B        $13.24             --                 --            --         4.42%
         All contract charges                             --        118,842         $1,585,315          1.99%
   2013  Lowest contract charge 1.30% Class B         $12.77             --                 --            --        21.85%
         Highest contract charge 1.70% Class B        $12.68             --                 --            --        21.34%
         All contract charges                             --         58,211         $  741,515          5.11%
   2012  Lowest contract charge 1.30% Class B (e)     $10.48             --                 --            --         3.25%
         Highest contract charge 1.70% Class B (e)    $10.45             --                 --            --         2.96%
         All contract charges                             --         11,834         $  123,880          2.25%
AXA BALANCED STRATEGY
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Class B         $12.29             --                 --            --         3.71%
         Highest contract charge 1.70% Class B        $12.81             --                 --            --         2.64%
         All contract charges                             --        168,531         $2,235,687          1.25%
2013(t)  Lowest contract charge 1.30% Class B         $12.69             --                 --            --        12.20%
         Highest contract charge 1.70% Class B        $12.48             --                 --            --        11.73%
         All contract charges                             --        128,062         $1,658,532          2.35%
2012(r)  Lowest contract charge 1.30% Class B (e)     $11.31             --                 --            --         1.71%
         Highest contract charge 1.70% Class B (e)    $11.17             --                 --            --         1.45%
         All contract charges                             --         15,246         $  171,809          1.82%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                           YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------------
                                                               UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                    UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                    ---------- ----------------- ----------------- -------------- ---------
AXA BALANCED STRATEGY (CONTINUED)
2012(s)  Lowest contract charge 1.30% Class B         $11.31             --                 --            --         7.10%
         Highest contract charge 1.70% Class B        $11.17             --                 --            --         6.69%
         All contract charges                             --        102,120         $1,228,875          0.83%
2011(s)  Lowest contract charge 1.30% Class B         $10.56             --                 --            --        (3.65)%
         Highest contract charge 1.70% Class B        $10.47             --                 --            --        (4.03)%
         All contract charges                             --         77,122         $  864,298          1.41%
2010(s)  Lowest contract charge 1.30% Class B         $10.96             --                 --            --         8.62%
         Highest contract charge 1.70% Class B        $10.91             --                 --            --         8.13%
         All contract charges                             --         43,235         $  508,706          2.00%
AXA CONSERVATIVE GROWTH STRATEGY
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Class B         $11.79             --                 --            --         3.15%
         Highest contract charge 1.70% Class B        $12.21             --                 --            --         2.01%
         All contract charges                             --         83,471         $1,051,381          1.11%
2013(t)  Lowest contract charge 0.65% Class B         $11.43             --                 --            --         9.80%
         Highest contract charge 1.70% Class B        $11.97             --                 --            --         8.62%
         All contract charges                             --         67,012         $  827,711          1.96%
2012(r)  Lowest contract charge 1.30% Class B (e)     $11.16             --                 --            --         1.45%
         Highest contract charge 1.70% Class B (e)    $11.02             --                 --            --         1.19%
         All contract charges                             --         10,259         $  114,078          1.85%
2012(s)  Lowest contract charge 0.65% Class B         $10.41             --                 --            --         6.55%
         Highest contract charge 1.70% Class B        $11.02             --                 --            --         5.45%
         All contract charges                             --         52,553         $  617,051          0.85%
2011(s)  Lowest contract charge 1.30% Class B         $10.55             --                 --            --        (2.68)%
         Highest contract charge 1.70% Class B        $10.45             --                 --            --        (3.15)%
         All contract charges                             --         41,147         $  456,027          1.49%
2010(s)  Lowest contract charge 1.30% Class B         $10.84             --                 --            --         7.75%
         Highest contract charge 1.70% Class B        $10.79             --                 --            --         7.36%
         All contract charges                             --         24,643         $  283,665          1.91%
AXA CONSERVATIVE STRATEGY
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Class B         $10.83             --                 --            --         1.98%
         Highest contract charge 1.70% Class B        $11.07             --                 --            --         0.82%
         All contract charges                             --         52,780         $  599,559          0.83%
2013(t)  Lowest contract charge 0.65% Class B         $10.62             --                 --            --         3.71%
         Highest contract charge 1.70% Class B        $10.98             --                 --            --         2.62%
         All contract charges                             --         43,555         $  490,129          1.18%
2012(r)  Lowest contract charge 1.30% Class B (e)     $10.84             --                 --            --         0.84%
         Highest contract charge 1.70% Class B (e)    $10.70             --                 --            --         0.47%
         All contract charges                             --          6,987         $   75,437          1.90%
2012(s)  Lowest contract charge 0.65% Class B         $10.24             --                 --            --         3.75%
         Highest contract charge 1.70% Class B        $10.70             --                 --            --         2.69%
         All contract charges                             --         38,516         $  430,809          0.91%
2011(s)  Lowest contract charge 0.65% Class B (b)     $ 9.87             --                 --            --        (0.50)%
         Highest contract charge 1.70% Class B        $10.42             --                 --            --        (0.95)%
         All contract charges                             --         28,161         $  305,265          1.76%
2010(s)  Lowest contract charge 1.30% Class B         $10.57             --                 --            --         5.91%
         Highest contract charge 1.70% Class B        $10.52             --                 --            --         5.41%
         All contract charges                             --         15,143         $  166,345          2.01%
AXA GLOBAL EQUITY MANAGED VOLATILITY
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class A         $13.39             --                 --            --         0.37%
         Highest contract charge 1.70% Class A        $13.11             --                 --            --        (0.08)%
         All contract charges                             --            562         $    7,487          1.04%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                           YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------------
                                                               UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                    UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                    ---------- ----------------- ----------------- -------------- ---------
AXA GLOBAL EQUITY MANAGED VOLATILITY (CONTINUED)
2013(t)  Lowest contract charge 1.30% Class A         $13.34             --                 --            --        18.79%
         Highest contract charge 1.70% Class A        $13.12             --                 --            --        18.30%
         All contract charges                             --            481         $    6,377          0.91%
2012(r)  Lowest contract charge 1.30% Class A (e)     $11.23             --                 --            --         4.86%
         Highest contract charge 1.70% Class A (e)    $11.09             --                 --            --         4.52%
         All contract charges                             --             52         $      587          2.62%
2012(s)  Lowest contract charge 1.30% Class A         $11.23             --                 --            --        15.53%
         Highest contract charge 1.70% Class A        $11.09             --                 --            --        15.04%
         All contract charges                             --            344         $    3,855          1.40%
2011(s)  Lowest contract charge 1.30% Class A         $ 9.72             --                 --            --       (13.21)%
         Highest contract charge 1.70% Class A        $ 9.64             --                 --            --       (13.54)%
         All contract charges                             --            304         $    2,952          1.70%
2010(s)  Lowest contract charge 1.30% Class A         $11.20             --                 --            --        10.24%
         Highest contract charge 1.70% Class A        $11.15             --                 --            --         9.74%
         All contract charges                             --            174         $    1,953          1.10%
AXA GLOBAL EQUITY MANAGED VOLATILITY
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class B         $28.40             --                 --            --         0.35%
         Highest contract charge 1.70% Class B        $20.22             --                 --            --         0.00%
         All contract charges                             --            294         $    7,409          1.04%
2013(t)  Lowest contract charge 1.30% Class B         $28.30             --                 --            --        18.81%
         Highest contract charge 1.70% Class B        $20.22             --                 --            --        18.31%
         All contract charges                             --            271         $    6,844          0.91%
2012(s)  Lowest contract charge 0.95% Class B         $19.21             --                 --            --        15.86%
         Highest contract charge 1.90% Class B        $16.57             --                 --            --        14.75%
         All contract charges                             --         42,150         $  893,065          1.40%
2011(s)  Lowest contract charge 0.95% Class B         $16.58             --                 --            --       (13.15)%
         Highest contract charge 1.90% Class B        $14.44             --                 --            --       (13.95)%
         All contract charges                             --         46,594         $  856,342          1.70%
2010(s)  Lowest contract charge 0.50% Class B         $20.28             --                 --            --        10.88%
         Highest contract charge 1.90% Class B        $16.78             --                 --            --         9.32%
         All contract charges                             --         53,486         $1,134,438          1.10%
AXA GROWTH STRATEGY
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Class B         $13.34             --                 --            --         4.96%
         Highest contract charge 1.70% Class B        $14.05             --                 --            --         3.84%
         All contract charges                             --        165,833         $2,437,544          1.66%
2013(t)  Lowest contract charge 0.65% Class B         $12.71             --                 --            --        19.45%
         Highest contract charge 1.70% Class B        $13.53             --                 --            --        18.17%
         All contract charges                             --        100,706         $1,440,835          3.63%
2012(r)  Lowest contract charge 1.30% Class B (e)     $11.60             --                 --            --         2.29%
         Highest contract charge 1.70% Class B (e)    $11.45             --                 --            --         1.96%
         All contract charges                             --         14,063         $  162,471          1.83%
2012(s)  Lowest contract charge 0.65% Class B         $10.64             --                 --            --        10.49%
         Highest contract charge 1.70% Class B        $11.45             --                 --            --         9.26%
         All contract charges                             --         77,432         $1,024,880          0.82%
2011(s)  Lowest contract charge 1.30% Class B         $10.57             --                 --            --        (5.62)%
         Highest contract charge 1.70% Class B        $10.48             --                 --            --        (6.01)%
         All contract charges                             --         60,162         $  726,066          1.28%
2010(s)  Lowest contract charge 1.30% Class B         $11.20             --                 --            --        10.24%
         Highest contract charge 1.70% Class B        $11.15             --                 --            --         9.74%
         All contract charges                             --         44,484         $  517,788          1.51%
AXA INTERNATIONAL CORE MANAGED VOLATILITY(N)
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class A         $11.02             --                 --            --        (7.47)%
         Highest contract charge 1.70% Class A        $10.79             --                 --            --        (7.86)%
         All contract charges                             --            388         $    4,253          1.62%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                                 YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------------------------------------
                                                                     UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                          UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                          ---------- ----------------- ----------------- -------------- ---------
AXA INTERNATIONAL CORE MANAGED VOLATILITY(N) (CONTINUED)
2013(t)     Lowest contract charge 1.30% Class A            $11.91            --                 --             --        15.97%
            Highest contract charge 1.70% Class A           $11.71            --                 --             --        15.48%
            All contract charges                                --           285           $  3,370           0.92%
2012(r)     Lowest contract charge 1.30% Class A (e)        $10.27            --                 --             --         5.88%
            Highest contract charge 1.70% Class A (e)       $10.14            --                 --             --         5.52%
            All contract charges                                --            32           $    329           2.83%
2012(s)     Lowest contract charge 1.30% Class A            $10.27            --                 --             --        14.75%
            Highest contract charge 1.70% Class A           $10.14            --                 --             --        14.32%
            All contract charges                                --           250           $  2,555           1.44%
2011(s)     Lowest contract charge 1.30% Class A            $ 8.95            --                 --             --       (17.74)%
            Highest contract charge 1.70% Class A           $ 8.87            --                 --             --       (18.10)%
            All contract charges                                --           267           $  2,376           2.70%
2010(s)     Lowest contract charge 1.30% Class A            $10.88            --                 --             --         8.04%
            Highest contract charge 1.70% Class A           $10.83            --                 --             --         7.55%
            All contract charges                                --           189           $  2,052           1.80%
AXA INTERNATIONAL CORE MANAGED VOLATILITY(N)
            Unit Value 1.30% to 1.70%*
   2014     Lowest contract charge 1.30% Class B            $15.33            --                 --             --        (7.48)%
            Highest contract charge 1.70% Class B           $12.32            --                 --             --        (7.85)%
            All contract charges                                --           545           $  7,822           1.62%
2013(t)     Lowest contract charge 1.30% Class B            $16.57            --                 --             --        16.04%
            Highest contract charge 1.70% Class B           $13.37            --                 --             --        15.56%
            All contract charges                                --           294           $  4,557           0.92%
2012(s)     Lowest contract charge 0.95% Class B            $12.84            --                 --             --        15.26%
            Highest contract charge 1.90% Class B           $11.25            --                 --             --        14.10%
            All contract charges                                --        47,756           $629,076           1.44%
2011(s)     Lowest contract charge 0.95% Class B            $11.14            --                 --             --       (17.73)%
            Highest contract charge 1.90% Class B           $ 9.86            --                 --             --       (18.51)%
            All contract charges                                --        52,811           $606,445           2.70%
2010(s)     Lowest contract charge 0.50% Class B            $14.28            --                 --             --         8.68%
            Highest contract charge 1.90% Class B           $12.10            --                 --             --         7.17%
            All contract charges                                --        56,037           $784,792           1.80%
AXA INTERNATIONAL MANAGED VOLATILITY
            Unit Value 0.65% to 1.70%*
   2014     Lowest contract charge 0.65% Class B            $10.59            --                 --             --        (7.11)%
            Highest contract charge 1.70% Class B           $10.65            --                 --             --        (8.03)%
            All contract charges                                --        11,094           $119,622           0.84%
2013(t)     Lowest contract charge 0.65% Class B            $11.40            --                 --             --        20.38%
            Highest contract charge 1.70% Class B           $11.58            --                 --             --        19.01%
            All contract charges                                --        10,689           $125,030           0.00%
2012(s)     Lowest contract charge 0.65% Class B            $ 9.47            --                 --             --        15.77%
            Highest contract charge 1.70% Class B           $ 9.73            --                 --             --        14.61%
            All contract charges                                --        11,384           $111,566           0.65%
2011(s)     Lowest contract charge 0.65% Class B (b)        $ 8.18            --                 --             --       (19.09)%
            Highest contract charge 1.70% Class B           $ 8.49            --                 --             --       (17.41)%
            All contract charges                                --         9,274           $ 79,116           1.87%
2010(s)     Lowest contract charge 1.30% Class B            $10.33            --                 --             --         3.30%
            Highest contract charge 1.70% Class B           $10.28            --                 --             --         2.90%
            All contract charges                                --         4,133           $ 42,628           1.38%
AXA INTERNATIONAL VALUE MANAGED VOLATILITY
            Unit Value 1.30% to 1.70%*
   2014     Lowest contract charge 1.30% Class A            $10.81            --                 --             --        (8.39)%
            Highest contract charge 1.70% Class A           $10.59            --                 --             --        (8.71)%
            All contract charges                                --           375           $  4,031           1.63%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                               YEARS ENDED DECEMBER 31,
                                                        ---------------------------------------------------------------------
                                                                   UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                        UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                        ---------- ----------------- ----------------- -------------- ---------
AXA INTERNATIONAL VALUE MANAGED VOLATILITY (CONTINUED)
2013(t)    Lowest contract charge 1.30% Class A           $11.80            --                 --             --        17.76%
           Highest contract charge 1.70% Class A          $11.60            --                 --             --        17.29%
           All contract charges                               --           356           $  4,177           1.19%
2012(r)    Lowest contract charge 1.30% Class A (e)       $10.02            --                 --             --         7.40%
           Highest contract charge 1.65% Class A (e)      $ 9.91            --                 --             --         7.14%
           All contract charges                               --            11           $    106           4.45%
2012(s)    Lowest contract charge 1.30% Class A           $10.02            --                 --             --        15.97%
           Highest contract charge 1.70% Class A          $ 9.89            --                 --             --        15.40%
           All contract charges                               --           371           $  3,701           1.78%
2011(s)    Lowest contract charge 1.30% Class A           $ 8.64            --                 --             --       (17.00)%
           Highest contract charge 1.70% Class A          $ 8.57            --                 --             --       (17.36)%
           All contract charges                               --           354           $  3,054           1.92%
2010(s)    Lowest contract charge 1.30% Class A           $10.41            --                 --             --         4.94%
           Highest contract charge 1.70% Class A          $10.37            --                 --             --         4.54%
           All contract charges                               --           291           $  3,029           0.76%
AXA LARGE CAP CORE MANAGED VOLATILITY(O)
           Unit Value 1.30% to 1.70%*
   2014    Lowest contract charge 1.30% Class B           $18.72            --                 --             --        10.18%
           Highest contract charge 1.70% Class B          $13.62            --                 --             --         9.75%
           All contract charges                               --           464           $  7,756           1.24%
2013(t)    Lowest contract charge 1.30% Class B           $16.99            --                 --             --        29.79%
           Highest contract charge 1.70% Class B          $12.41            --                 --             --        29.27%
           All contract charges                               --           222           $  3,386           0.59%
2012(s)    Lowest contract charge 0.95% Class B           $10.67            --                 --             --        13.87%
           Highest contract charge 1.90% Class B          $ 9.33            --                 --             --        12.82%
           All contract charges                               --        12,776           $137,932           1.12%
2011(s)    Lowest contract charge 0.95% Class B           $ 9.37            --                 --             --        (5.16)%
           Highest contract charge 1.90% Class B          $ 8.27            --                 --             --        (6.02)%
           All contract charges                               --        14,134           $134,375           1.03%
2010(s)    Lowest contract charge 0.50% Class B           $10.43            --                 --             --        13.62%
           Highest contract charge 1.90% Class B          $ 8.80            --                 --             --        11.96%
           All contract charges                               --        15,828           $158,846           1.00%
AXA LARGE CAP GROWTH MANAGED VOLATILITY(P)
           Unit Value 1.30% to 1.70%*
   2014    Lowest contract charge 1.30% Class A           $18.21            --                 --             --         9.63%
           Highest contract charge 1.70% Class A          $17.84            --                 --             --         9.25%
           All contract charges                               --           289           $  5,230           0.24%
2013(t)    Lowest contract charge 1.30% Class A           $16.61            --                 --             --        33.63%
           Highest contract charge 1.70% Class A          $16.33            --                 --             --        33.09%
           All contract charges                               --           205           $  3,406           0.19%
2012(r)    Lowest contract charge 1.30% Class A (e)       $12.43            --                 --             --        (1.74)%
           Highest contract charge 1.65% Class A (e)      $12.29            --                 --             --        (1.99)%
           All contract charges                               --            11           $    139           1.35%
2012(s)    Lowest contract charge 1.30% Class A           $12.43            --                 --             --        12.29%
           Highest contract charge 1.70% Class A          $12.27            --                 --             --        11.75%
           All contract charges                               --           147           $  1,825           0.56%
2011(s)    Lowest contract charge 1.30% Class A           $11.07            --                 --             --        (4.57)%
           Highest contract charge 1.70% Class A          $10.98            --                 --             --        (4.94)%
           All contract charges                               --           170           $  1,871           0.50%
2010(s)    Lowest contract charge 1.30% Class A           $11.60            --                 --             --        12.84%
           Highest contract charge 1.70% Class A          $11.55            --                 --             --        12.46%
           All contract charges                               --            79           $    909           0.38%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                               YEARS ENDED DECEMBER 31,
                                                        ---------------------------------------------------------------------
                                                                   UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                        UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                        ---------- ----------------- ----------------- -------------- ---------
AXA LARGE CAP GROWTH MANAGED VOLATILITY(P) (CONTINUED)
           Unit Value 1.30% to 1.70%*
   2014    Lowest contract charge 1.30% Class B           $21.26             --                 --            --         9.64%
           Highest contract charge 1.70% Class B          $23.09             --                 --            --         9.22%
           All contract charges                               --            720         $   15,801          0.24%
2013(t)    Lowest contract charge 1.30% Class B           $19.39             --                 --            --        33.63%
           Highest contract charge 1.70% Class B          $21.14             --                 --            --        33.04%
           All contract charges                               --            446         $    8,930          0.19%
2012(s)    Lowest contract charge 0.95% Class B           $17.90             --                 --            --        12.65%
           Highest contract charge 1.90% Class B          $15.39             --                 --            --        11.60%
           All contract charges                               --         33,585         $  512,891          0.56%
2011(s)    Lowest contract charge 0.95% Class B           $15.89             --                 --            --        (4.56)%
           Highest contract charge 1.90% Class B          $13.79             --                 --            --        (5.48)%
           All contract charges                               --         37,076         $  505,607          0.50%
2010(s)    Lowest contract charge 0.50% Class B           $17.71             --                 --            --        13.89%
           Highest contract charge 1.90% Class B          $14.59             --                 --            --        12.23%
           All contract charges                               --         17,859         $  261,108          0.38%
AXA LARGE CAP VALUE MANAGED VOLATILITY(K)
           Unit Value 1.30% to 1.70%*
   2014    Lowest contract charge 1.30% Class A           $17.75             --                 --            --        10.73%
           Highest contract charge 1.70% Class A          $17.39             --                 --            --        10.34%
           All contract charges                               --            349         $    6,155          1.87%
2013(t)    Lowest contract charge 1.30% Class A           $16.03             --                 --            --        30.75%
           Highest contract charge 1.70% Class A          $15.76             --                 --            --        30.25%
           All contract charges                               --            185         $    2,945          1.14%
2012(r)    Lowest contract charge 1.30% Class A (e)       $12.26             --                 --            --         4.16%
           Highest contract charge 1.65% Class A (e)      $12.12             --                 --            --         3.86%
           All contract charges                               --             15         $      188          3.57%
2012(s)    Lowest contract charge 1.30% Class A           $12.26             --                 --            --        14.37%
           Highest contract charge 1.70% Class A          $12.10             --                 --            --        13.83%
           All contract charges                               --            127         $    1,541          1.54%
2011(s)    Lowest contract charge 1.30% Class A           $10.72             --                 --            --        (6.05)%
           Highest contract charge 1.70% Class A          $10.63             --                 --            --        (6.43)%
           All contract charges                               --            117         $    1,254          1.10%
2010(s)    Lowest contract charge 1.30% Class A           $11.41             --                 --            --        11.43%
           Highest contract charge 1.70% Class A          $11.36             --                 --            --        11.05%
           All contract charges                               --            102         $    1,161          1.13%
AXA LARGE CAP VALUE MANAGED VOLATILITY(K)
           Unit Value 1.30% to 1.70%*
   2014    Lowest contract charge 1.30% Class B           $16.47             --                 --            --        10.76%
           Highest contract charge 1.70% Class B          $18.19             --                 --            --        10.31%
           All contract charges                               --            805         $   13,433          1.87%
2013(t)    Lowest contract charge 1.30% Class B           $14.87             --                 --            --        30.78%
           Highest contract charge 1.70% Class B          $16.49             --                 --            --        30.25%
           All contract charges                               --            311         $    4,740          1.14%
2012(s)    Lowest contract charge 0.95% Class B           $14.19             --                 --            --        14.71%
           Highest contract charge 1.90% Class B          $12.28             --                 --            --        13.60%
           All contract charges                               --         80,831         $  983,911          1.54%
2011(s)    Lowest contract charge 0.95% Class B           $12.37             --                 --            --        (5.93)%
           Highest contract charge 1.90% Class B          $10.81             --                 --            --        (6.81)%
           All contract charges                               --         91,140         $  971,826          1.10%
2010(s)    Lowest contract charge 0.50% Class B           $13.95             --                 --            --        12.14%
           Highest contract charge 1.90% Class B          $11.60             --                 --            --        10.48%
           All contract charges                               --        102,373         $1,167,606          1.13%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                           YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------------
                                                               UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                    UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                    ---------- ----------------- ----------------- -------------- ---------
AXA MID CAP VALUE MANAGED VOLATILITY
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class A         $19.19            --                  --            --         9.47%
         Highest contract charge 1.70% Class A        $18.79            --                  --            --         8.99%
         All contract charges                             --           172          $    3,272          0.63%
2013(t)  Lowest contract charge 1.30% Class A         $17.53            --                  --            --        31.31%
         Highest contract charge 1.70% Class A        $17.24            --                  --            --        30.80%
         All contract charges                             --           105          $    1,821          0.50%
2012(r)  Lowest contract charge 1.30% Class A (e)     $13.35            --                  --            --         4.71%
         Highest contract charge 1.65% Class A (e)    $13.20            --                  --            --         4.43%
         All contract charges                             --            14          $      194          2.68%
2012(s)  Lowest contract charge 1.30% Class A         $13.35            --                  --            --        17.11%
         Highest contract charge 1.70% Class A        $13.18            --                  --            --        16.64%
         All contract charges                             --            57          $      764          1.20%
2011(s)  Lowest contract charge 1.30% Class A         $11.40            --                  --            --       (10.31)%
         Highest contract charge 1.70% Class A        $11.30            --                  --            --       (10.67)%
         All contract charges                             --            55          $      627          0.84%
2010(s)  Lowest contract charge 1.30% Class A         $12.71            --                  --            --        20.93%
         Highest contract charge 1.70% Class A        $12.65            --                  --            --        20.48%
         All contract charges                             --            25          $      321          0.98%
AXA MID CAP VALUE MANAGED VOLATILITY
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class B         $22.08            --                  --            --         9.42%
         Highest contract charge 1.70% Class B        $23.19            --                  --            --         8.98%
         All contract charges                             --           322          $    7,158          0.63%
2013(t)  Lowest contract charge 1.30% Class B         $20.18            --                  --            --        31.38%
         Highest contract charge 1.70% Class B        $21.28            --                  --            --        30.87%
         All contract charges                             --           251          $    5,120          0.50%
2012(s)  Lowest contract charge 0.95% Class B         $18.32            --                  --            --        17.51%
         Highest contract charge 1.90% Class B        $15.75            --                  --            --        16.32%
         All contract charges                             --        60,166          $  946,778          1.20%
2011(s)  Lowest contract charge 0.95% Class B         $15.59            --                  --            --       (10.30)%
         Highest contract charge 1.90% Class B        $13.54            --                  --            --       (11.15)%
         All contract charges                             --        66,819          $  899,832          0.84%
2010(s)  Lowest contract charge 0.50% Class B         $18.49            --                  --            --        21.81%
         Highest contract charge 1.90% Class B        $15.24            --                  --            --        20.19%
         All contract charges                             --        75,286          $1,136,423          0.98%
AXA MODERATE ALLOCATION
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class A         $12.93            --                  --            --         1.73%
         Highest contract charge 1.70% Class A        $12.66            --                  --            --         1.28%
         All contract charges                             --         6,400          $   82,370          1.26%
2013(t)  Lowest contract charge 1.30% Class A         $12.71            --                  --            --        11.59%
         Highest contract charge 1.70% Class A        $12.50            --                  --            --        11.21%
         All contract charges                             --         5,089          $   64,425          1.93%
2012(r)  Lowest contract charge 1.30% Class A (e)     $11.39            --                  --            --         1.97%
         Highest contract charge 1.70% Class A (e)    $11.24            --                  --            --         1.63%
         All contract charges                             --           671          $    7,626          1.55%
2012(s)  Lowest contract charge 1.30% Class A         $11.39            --                  --            --         7.45%
         Highest contract charge 1.70% Class A        $11.24            --                  --            --         6.95%
         All contract charges                             --         3,113          $   35,339          0.76%
2011(s)  Lowest contract charge 1.30% Class A         $10.60            --                  --            --        (3.46)%
         Highest contract charge 1.70% Class A        $10.51            --                  --            --        (3.84)%
         All contract charges                             --         2,717          $   28,735          1.47%
2010(s)  Lowest contract charge 1.30% Class A         $10.98            --                  --            --         8.71%
         Highest contract charge 1.70% Class A        $10.93            --                  --            --         8.33%
         All contract charges                             --         1,305          $   14,308          2.12%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                           YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------------
                                                               UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                    UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                    ---------- ----------------- ----------------- -------------- ---------
AXA MODERATE ALLOCATION
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Class B         $10.30             --                 --            --         1.78%
         Highest contract charge 1.25% Class B        $10.30             --                 --            --         1.78%
         All contract charges                             --            643         $    6,617          1.26%
   2013  Lowest contract charge 1.20% Class B (h)     $10.12             --                 --            --         1.10%
         Highest contract charge 1.25% Class B (h)    $10.12             --                 --            --         1.10%
         All contract charges                             --             30         $      299          1.93%
AXA MODERATE GROWTH STRATEGY
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Class B         $12.81             --                 --            --         4.32%
         Highest contract charge 1.70% Class B        $13.42             --                 --            --         3.23%
         All contract charges                             --        357,621         $4,954,307          1.33%
2013(t)  Lowest contract charge 0.65% Class B         $12.28             --                 --            --        16.18%
         Highest contract charge 1.70% Class B        $13.00             --                 --            --        14.84%
         All contract charges                             --        290,011         $3,891,368          2.54%
2012(r)  Lowest contract charge 1.30% Class B (e)     $11.46             --                 --            --         1.96%
         Highest contract charge 1.70% Class B (e)    $11.32             --                 --            --         1.71%
         All contract charges                             --         27,322         $  312,066          1.69%
2012(s)  Lowest contract charge 0.65% Class B         $10.57             --                 --            --         9.08%
         Highest contract charge 1.70% Class B        $11.32             --                 --            --         8.02%
         All contract charges                             --        245,253         $2,970,451          0.75%
2011(s)  Lowest contract charge 0.65% Class B (b)     $ 9.69             --                 --            --        (5.65)%
         Highest contract charge 1.70% Class B        $10.48             --                 --            --        (4.99)%
         All contract charges                             --        201,465         $2,244,950          1.33%
2010(s)  Lowest contract charge 1.30% Class B         $11.08             --                 --            --         9.38%
         Highest contract charge 1.70% Class B        $11.03             --                 --            --         8.99%
         All contract charges                             --        106,632         $1,269,198          1.99%
AXA MODERATE-PLUS ALLOCATION
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class A         $14.06             --                 --            --         2.40%
         Highest contract charge 1.70% Class A        $13.77             --                 --            --         2.00%
         All contract charges                             --          2,942         $   41,212          1.39%
2013(t)  Lowest contract charge 1.30% Class A         $13.73             --                 --            --        18.26%
         Highest contract charge 1.70% Class A        $13.50             --                 --            --        17.70%
         All contract charges                             --          3,055         $   41,813          2.05%
2012(r)  Lowest contract charge 1.30% Class A (e)     $11.61             --                 --            --         2.47%
         Highest contract charge 1.70% Class A (e)    $11.47             --                 --            --         2.23%
         All contract charges                             --            398         $    4,611          1.62%
2012(s)  Lowest contract charge 1.30% Class A         $11.61             --                 --            --        10.05%
         Highest contract charge 1.70% Class A        $11.47             --                 --            --         9.66%
         All contract charges                             --          2,788         $   32,283          0.77%
2011(s)  Lowest contract charge 1.30% Class A         $10.55             --                 --            --        (5.97)%
         Highest contract charge 1.70% Class A        $10.46             --                 --            --        (6.36)%
         All contract charges                             --          2,878         $   30,294          1.37%
2010(s)  Lowest contract charge 1.30% Class A         $11.22             --                 --            --        10.32%
         Highest contract charge 1.70% Class A        $11.17             --                 --            --         9.94%
         All contract charges                             --          1,401         $   15,700          1.70%
AXA MODERATE-PLUS ALLOCATION
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Class B         $10.47             --                 --            --         2.55%
         Highest contract charge 1.25% Class B        $10.46             --                 --            --         2.45%
         All contract charges                             --            594         $    6,215          1.39%
   2013  Lowest contract charge 1.20% Class B (h)     $10.21             --                 --            --         1.90%
         Highest contract charge 1.25% Class B (h)    $10.21             --                 --            --         1.90%
         All contract charges                             --             47         $      481          2.05%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                           YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------------
                                                               UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                    UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                    ---------- ----------------- ----------------- -------------- ---------
AXA SMARTBETA EQUITY
         All contract charges
   2014  Lowest contract charge 1.20% Class B (i)     $10.86            --                 --             --         5.95%
         Highest contract charge 1.25% Class B (i)    $10.85            --                 --             --         5.85%
         All contract charges                             --            30           $    328           1.90%
AXA ULTRA CONSERVATIVE STRATEGY
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class B         $10.23            --                 --             --         0.59%
         Highest contract charge 1.70% Class B        $10.09            --                 --             --         0.20%
         All contract charges                             --           256           $  2,600           1.04%
2013(t)  Lowest contract charge 1.30% Class B         $10.17            --                 --             --         0.79%
         Highest contract charge 1.70% Class B        $10.07            --                 --             --         0.30%
         All contract charges                             --            39           $    397           0.78%
2012(r)  Lowest contract charge 1.30% Class B (e)     $10.09            --                 --             --        (0.69)%
         Highest contract charge 1.55% Class B (e)    $10.06            --                 --             --        (0.89)%
         All contract charges                             --            --           $      2           1.49%
2012(s)  Lowest contract charge 1.30% Class B         $10.09            --                 --             --         0.40%
         Highest contract charge 1.70% Class B        $10.04            --                 --             --         0.00%
         All contract charges                             --            19           $     --           0.65%
2011(s)  Lowest contract charge 1.30% Class B (d)     $10.05            --                 --             --         0.50%
         Highest contract charge 1.30% Class B (d)    $10.05            --                 --             --         0.50%
         All contract charges                             --            --                 --           0.42%
AXA/FRANKLIN BALANCED MANAGED VOLATILITY
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class A         $14.60            --                 --             --         4.81%
         Highest contract charge 1.70% Class A        $14.30            --                 --             --         4.38%
         All contract charges                             --           268           $  3,905           2.50%
2013(t)  Lowest contract charge 1.30% Class A         $13.93            --                 --             --        13.07%
         Highest contract charge 1.70% Class A        $13.70            --                 --             --        12.66%
         All contract charges                             --           213           $  2,948           2.60%
2012(r)  Lowest contract charge 1.30% Class A (e)     $12.32            --                 --             --         3.79%
         Highest contract charge 1.70% Class A (e)    $12.16            --                 --             --         3.49%
         All contract charges                             --            32           $    397           9.85%
2012(s)  Lowest contract charge 1.30% Class A         $12.32            --                 --             --         9.80%
         Highest contract charge 1.70% Class A        $12.16            --                 --             --         9.25%
         All contract charges                             --           133           $  1,638           3.26%
2011(s)  Lowest contract charge 1.30% Class A         $11.22            --                 --             --        (0.97)%
         Highest contract charge 1.70% Class A        $11.13            --                 --             --        (1.33)%
         All contract charges                             --            93           $  1,047           3.36%
2010(s)  Lowest contract charge 1.30% Class A         $11.33            --                 --             --        10.11%
         Highest contract charge 1.70% Class A        $11.28            --                 --             --         9.73%
         All contract charges                             --            62           $    703           2.96%
AXA/FRANKLIN BALANCED MANAGED VOLATILITY
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class B         $12.87            --                 --             --         4.89%
         Highest contract charge 1.70% Class B        $12.44            --                 --             --         4.45%
         All contract charges                             --           445           $  5,631           2.50%
2013(t)  Lowest contract charge 1.30% Class B         $12.27            --                 --             --        13.09%
         Highest contract charge 1.70% Class B        $11.91            --                 --             --        12.57%
         All contract charges                             --           397           $  4,815           2.60%
2012(s)  Lowest contract charge 0.95% Class B         $11.10            --                 --             --        10.23%
         Highest contract charge 1.80% Class B        $10.51            --                 --             --         9.25%
         All contract charges                             --        58,584           $627,808           3.26%
2011(s)  Lowest contract charge 0.95% Class B         $10.07            --                 --             --        (0.89)%
         Highest contract charge 1.80% Class B        $ 9.62            --                 --             --        (1.74)%
         All contract charges                             --        53,542           $523,704           3.36%
2010(s)  Lowest contract charge 0.50% Class B         $10.36            --                 --             --        10.68%
         Highest contract charge 1.90% Class B        $ 9.75            --                 --             --         9.18%
         All contract charges                             --        54,951           $545,194           2.96%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                             YEARS ENDED DECEMBER 31,
                                                      ---------------------------------------------------------------------
                                                                 UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                      UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                      ---------- ----------------- ----------------- -------------- ---------
AXA/FRANKLIN SMALL CAP VALUE MANAGED VOLATILITY
          Unit Value 1.30% to 1.70%*
   2014   Lowest contract charge 1.30% Class A          $18.24            --                 --             --         0.83%
          Highest contract charge 1.70% Class A         $17.86            --                 --             --         0.39%
          All contract charges                              --           171           $  3,093           0.02%
2013(t)   Lowest contract charge 1.30% Class A          $18.09            --                 --             --        34.90%
          Highest contract charge 1.70% Class A         $17.79            --                 --             --        34.37%
          All contract charges                              --           230           $  4,119           0.12%
2012(r)   Lowest contract charge 1.30% Class A (e)      $13.41            --                 --             --         5.18%
          Highest contract charge 1.70% Class A (e)     $13.24            --                 --             --         4.91%
          All contract charges                              --            27           $    362           1.79%
2012(s)   Lowest contract charge 1.30% Class A          $13.41            --                 --             --        15.31%
          Highest contract charge 1.70% Class A         $13.24            --                 --             --        14.83%
          All contract charges                              --           163           $  2,174           0.70%
2011(s)   Lowest contract charge 1.30% Class A          $11.63            --                 --             --       (10.54)%
          Highest contract charge 1.70% Class A         $11.53            --                 --             --       (10.90)%
          All contract charges                              --           170           $  1,967           0.14%
2010(s)   Lowest contract charge 1.30% Class A          $13.00            --                 --             --        22.99%
          Highest contract charge 1.70% Class A         $12.94            --                 --             --        22.42%
          All contract charges                              --           109           $  1,418           0.19%
AXA/FRANKLIN SMALL CAP VALUE MANAGED VOLATILITY
          Unit Value 1.30% to 1.70%*
   2014   Lowest contract charge 1.30% Class B          $13.94            --                 --             --         0.87%
          Highest contract charge 1.70% Class B         $13.47            --                 --             --         0.37%
          All contract charges                              --           603           $  8,255           0.02%
2013(t)   Lowest contract charge 1.30% Class B          $13.82            --                 --             --        34.83%
          Highest contract charge 1.70% Class B         $13.42            --                 --             --        34.33%
          All contract charges                              --           510           $  6,962           0.12%
2012(s)   Lowest contract charge 1.20% Class B          $10.31            --                 --             --        15.32%
          Highest contract charge 1.70% Class B         $ 9.99            --                 --             --        14.83%
          All contract charges                              --        13,174           $133,342           0.70%
2011(s)   Lowest contract charge 1.20% Class B          $ 8.94            --                 --             --       (10.60)%
          Highest contract charge 1.90% Class B         $ 8.60            --                 --             --       (11.34)%
          All contract charges                              --        14,016           $123,318           0.14%
2010(s)   Lowest contract charge 0.50% Class B          $10.31            --                 --             --        23.62%
          Highest contract charge 1.90% Class B         $ 9.70            --                 --             --        21.86%
          All contract charges                              --        13,485           $133,212           0.19%
AXA/FRANKLIN TEMPLETON ALLOCATION MANAGED VOLATILITY
          Unit Value 1.30% to 1.70%*
   2014   Lowest contract charge 1.30% Class A          $15.16            --                 --             --         4.12%
          Highest contract charge 1.70% Class A         $14.84            --                 --             --         3.63%
          All contract charges                              --           431           $  6,475           1.96%
2013(t)   Lowest contract charge 1.30% Class A          $14.56            --                 --             --        21.74%
          Highest contract charge 1.70% Class A         $14.32            --                 --             --        21.25%
          All contract charges                              --           242           $  3,504           1.27%
2012(r)   Lowest contract charge 1.30% Class A (e)      $11.96            --                 --             --         4.91%
          Highest contract charge 1.65% Class A (e)     $11.83            --                 --             --         4.69%
          All contract charges                              --            30           $    354           5.82%
2012(s)   Lowest contract charge 1.30% Class A          $11.96            --                 --             --        13.15%
          Highest contract charge 1.70% Class A         $11.81            --                 --             --        12.80%
          All contract charges                              --           101           $  1,186           1.75%
2011(s)   Lowest contract charge 1.30% Class A          $10.57            --                 --             --        (5.37)%
          Highest contract charge 1.70% Class A         $10.47            --                 --             --        (5.85)%
          All contract charges                              --            89           $    940           1.78%
2010(s)   Lowest contract charge 1.30% Class A          $11.17            --                 --             --         9.19%
          Highest contract charge 1.70% Class A         $11.12            --                 --             --         8.70%
          All contract charges                              --            40           $    455           1.99%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                             YEARS ENDED DECEMBER 31,
                                                      ---------------------------------------------------------------------
                                                                 UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                      UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                      ---------- ----------------- ----------------- -------------- ---------
AXA/FRANKLIN TEMPLETON ALLOCATION MANAGED VOLATILITY
          Unit Value 1.30% to 1.70%*
   2014   Lowest contract charge 1.30% Class B          $11.08             --                 --            --         4.14%
          Highest contract charge 1.70% Class B         $10.74             --                 --            --         3.67%
          All contract charges                              --            504         $    5,525          1.96%
2013(t)   Lowest contract charge 1.30% Class B          $10.64             --                 --            --        21.60%
          Highest contract charge 1.70% Class B         $10.36             --                 --            --        21.17%
          All contract charges                              --            456         $    4,799          1.27%
2012(s)   Lowest contract charge 1.15% Class B          $ 8.82             --                 --            --        13.37%
          Highest contract charge 1.70% Class B         $ 8.55             --                 --            --        12.80%
          All contract charges                              --        146,245         $1,264,387          1.75%
2011(s)   Lowest contract charge 1.15% Class B          $ 7.78             --                 --            --        (5.58)%
          Highest contract charge 1.90% Class B         $ 7.51             --                 --            --        (6.24)%
          All contract charges                              --        158,716         $1,214,424          1.78%
2010(s)   Lowest contract charge 0.50% Class B          $ 8.43             --                 --            --         9.77%
          Highest contract charge 1.90% Class B         $ 8.01             --                 --            --         8.24%
          All contract charges                              --        169,484         $1,377,768          1.99%
AXA/LOOMIS SAYLES GROWTH
          Unit Value 1.30% to 1.70%*
   2014   Lowest contract charge 1.30% Class A          $16.63             --                 --            --         6.40%
          Highest contract charge 1.70% Class A         $16.29             --                 --            --         5.99%
          All contract charges                              --            833         $   13,769          0.12%
2013(t)   Lowest contract charge 1.30% Class A          $15.63             --                 --            --        25.54%
          Highest contract charge 1.70% Class A         $15.37             --                 --            --        25.06%
          All contract charges                              --            815         $   12,676          0.86%
2012(r)   Lowest contract charge 1.30% Class A (e)      $12.45             --                 --            --         1.14%
          Highest contract charge 1.70% Class A (e)     $12.29             --                 --            --         0.82%
          All contract charges                              --             82         $    1,019          1.86%
2012(s)   Lowest contract charge 1.30% Class A          $12.45             --                 --            --        11.16%
          Highest contract charge 1.70% Class A         $12.29             --                 --            --        10.72%
          All contract charges                              --            664         $    8,235          0.84%
2011(s)   Lowest contract charge 1.30% Class A          $11.20             --                 --            --        (1.82)%
          Highest contract charge 1.70% Class A         $11.10             --                 --            --         1.37%
          All contract charges                              --            665         $    7,428          0.52%
2010(s)   Lowest contract charge 1.30% Class A          $11.00             --                 --            --         7.00%
          Highest contract charge 1.70% Class A         $10.95             --                 --            --         6.62%
          All contract charges                              --            458         $    5,029          0.56%
AXA/LOOMIS SAYLES GROWTH
          Unit Value 1.20% to 1.70%*
   2014   Lowest contract charge 1.20% Class B          $11.16             --                 --            --         6.49%
          Highest contract charge 1.70% Class B         $15.69             --                 --            --         6.01%
          All contract charges                              --            179         $    2,603          0.12%
2013(t)   Lowest contract charge 1.30% Class B          $14.94             --                 --            --        25.65%
          Highest contract charge 1.70% Class B         $14.80             --                 --            --        25.11%
          All contract charges                              --            141         $    2,105          0.86%
2012(s)   Lowest contract charge 1.20% Class B          $ 6.09             --                 --            --        11.13%
          Highest contract charge 1.80% Class B         $ 5.59             --                 --            --        10.47%
          All contract charges                              --         33,604         $  164,631          0.84%
2011(s)   Lowest contract charge 1.20% Class B          $ 5.48             --                 --            --         1.67%
          Highest contract charge 1.90% Class B         $ 4.99             --                 --            --         0.81%
          All contract charges                              --         34,861         $  153,640          0.52%
2010(s)   Lowest contract charge 0.50% Class B          $ 5.87             --                 --            --         7.71%
          Highest contract charge 1.90% Class B         $ 4.95             --                 --            --         6.22%
          All contract charges                              --         38,121         $  169,152          0.56%
AXA/MUTUAL LARGE CAP EQUITY MANAGED VOLATILITY
          Unit Value 1.30% to 1.70%*
   2014   Lowest contract charge 1.30% Class A          $16.70             --                 --            --         8.30%
          Highest contract charge 1.70% Class A         $16.35             --                 --            --         7.85%
          All contract charges                              --             76         $    1,232          2.03%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                          YEARS ENDED DECEMBER 31,
                                   ---------------------------------------------------------------------
                                              UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                   UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                   ---------- ----------------- ----------------- -------------- ---------
AXA/MUTUAL LARGE CAP EQUITY
MANAGED VOLATILITY (CONTINUED)
2013(t)  Lowest contract charge
          1.30% Class A              $15.42            --                 --             --        27.54%
         Highest contract charge
          1.70% Class A              $15.16            --                 --             --        27.07%
         All contract charges            --            76           $  1,172           0.71%
2012(r)  Lowest contract charge
          1.30% Class A (e)          $12.09            --                 --             --         3.51%
         Highest contract charge
          1.70% Class A (e)          $11.93            --                 --             --         3.20%
         All contract charges            --             4           $     49           2.13%
2012(s)  Lowest contract charge
          1.30% Class A              $12.09            --                 --             --        12.78%
         Highest contract charge
          1.70% Class A              $11.93            --                 --             --        12.23%
         All contract charges            --            84           $  1,023           1.34%
2011(s)  Lowest contract charge
          1.30% Class A              $10.72            --                 --             --        (5.47)%
         Highest contract charge
          1.70% Class A              $10.63            --                 --             --        (5.85)%
         All contract charges            --            77           $    816           0.90%
2010(s)  Lowest contract charge
          1.30% Class A              $11.34            --                 --             --        10.74%
         Highest contract charge
          1.70% Class A              $11.29            --                 --             --        10.25%
         All contract charges            --            47           $    529           1.81%
AXA/MUTUAL LARGE CAP EQUITY
MANAGED VOLATILITY
         Unit Value 1.30% to
          1.70%*
   2014  Lowest contract charge
          1.30% Class B              $13.15            --                 --             --         8.23%
         Highest contract charge
          1.70% Class B              $12.72            --                 --             --         7.89%
         All contract charges            --           201           $  2,588           2.03%
2013(t)  Lowest contract charge
          1.30% Class B              $12.15            --                 --             --        27.63%
         Highest contract charge
          1.70% Class B (f)          $11.79            --                 --             --        18.61%
         All contract charges            --           155           $  1,865           0.71%
2012(s)  Lowest contract charge
          0.95% Class B              $ 9.74            --                 --             --        13.12%
         Highest contract charge
          1.80% Class B              $ 9.22            --                 --             --        12.17%
         All contract charges            --        20,477           $192,474           1.34%
2011(s)  Lowest contract charge
          0.95% Class B              $ 8.61            --                 --             --        (5.38)%
         Highest contract charge
          1.80% Class B              $ 8.22            --                 --             --        (6.16)%
         All contract charges            --        23,086           $192,936           0.90%
2010(s)  Lowest contract charge
          0.50% Class B              $ 9.28            --                 --             --        11.40%
         Highest contract charge
          1.90% Class B              $ 8.73            --                 --             --         9.81%
         All contract charges            --        25,932           $230,267           1.81%
AXA/TEMPLETON GLOBAL EQUITY
MANAGED VOLATILITY
         Unit Value 1.30% to
          1.70%*
   2014  Lowest contract charge
          1.30% Class A              $14.52            --                 --             --        (0.27)%
         Highest contract charge
          1.70% Class A              $14.22            --                 --             --        (0.63)%
         All contract charges            --           263           $  3,814           1.55%
2013(t)  Lowest contract charge
          1.30% Class A              $14.56            --                 --             --        25.30%
         Highest contract charge
          1.70% Class A              $14.31            --                 --             --        24.76%
         All contract charges            --           250           $  3,628           0.87%
2012(r)  Lowest contract charge
          1.30% Class A (e)          $11.62            --                 --             --         7.89%
         Highest contract charge
          1.65% Class A (e)          $11.49            --                 --             --         7.69%
         All contract charges            --            49           $    564           3.60%
2012(s)  Lowest contract charge
          1.30% Class A              $11.62            --                 --             --        17.85%
         Highest contract charge
          1.70% Class A              $11.47            --                 --             --        17.28%
         All contract charges            --           156           $  1,810           1.34%
2011(s)  Lowest contract charge
          1.30% Class A              $ 9.86            --                 --             --        (9.29)%
         Highest contract charge
          1.70% Class A              $ 9.78            --                 --             --        (9.61)%
         All contract charges            --           144           $  1,418           1.77%
2010(s)  Lowest contract charge
          1.30% Class A              $10.87            --                 --             --         6.88%
         Highest contract charge
          1.70% Class A              $10.82            --                 --             --         6.39%
         All contract charges            --            87           $    941           1.48%
AXA/TEMPLETON GLOBAL EQUITY
MANAGED VOLATILITY
         Unit Value 0.30% to
          1.70%*
   2014  Lowest contract charge
          0.30% Class B              $10.37            --                 --             --         0.78%
         Highest contract charge
          1.70% Class B              $11.16            --                 --             --        (0.62)%
         All contract charges            --         1,232           $ 13,865           1.55%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                          YEARS ENDED DECEMBER 31,
                                   ---------------------------------------------------------------------
                                              UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                   UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                   ---------- ----------------- ----------------- -------------- ---------
AXA/TEMPLETON GLOBAL EQUITY
MANAGED VOLATILITY (CONTINUED)
2013(t)  Lowest contract charge
          1.30% Class B              $11.57            --                 --             --        25.35%
         Highest contract charge
          1.70% Class B              $11.23            --                 --             --        24.78%
         All contract charges            --           955           $ 10,886           0.87%
2012(s)  Lowest contract charge
          0.95% Class B              $ 9.44            --                 --             --        18.15%
         Highest contract charge
          1.80% Class B              $ 8.94            --                 --             --        17.17%
         All contract charges            --        21,501           $196,029           1.34%
2011(s)  Lowest contract charge
          0.95% Class B              $ 7.99            --                 --             --        (9.20)%
         Highest contract charge
          1.80% Class B              $ 7.63            --                 --             --        (9.92)%
         All contract charges            --        21,852           $169,531           1.77%
2010(s)  Lowest contract charge
          0.50% Class B              $ 8.97            --                 --             --         7.43%
         Highest contract charge
          1.90% Class B              $ 8.44            --                 --             --         6.03%
         All contract charges            --        22,506           $193,279           1.48%
BLACKROCK GLOBAL ALLOCATION V.I.
FUND
         Unit Value 0.30% to
          1.70%*
   2014  Lowest contract charge
          0.30% Class III            $10.39            --                 --             --         1.66%
         Highest contract charge
          1.70% Class III            $12.61            --                 --             --         0.24%
         All contract charges            --         6,696           $ 83,065           2.52%
2013(t)  Lowest contract charge
          0.65% Class III            $11.94            --                 --             --        13.61%
         Highest contract charge
          1.70% Class III            $12.58            --                 --             --        12.42%
         All contract charges            --         5,103           $ 64,719           1.20%
2012(r)  Lowest contract charge
          1.30% Class III (e)        $11.33            --                 --             --         2.16%
         Highest contract charge
          1.70% Class III (e)        $11.19            --                 --             --         1.91%
         All contract charges            --           680           $  7,678           3.42%
2012(s)  Lowest contract charge
          0.65% Class III            $10.51            --                 --             --         9.25%
         Highest contract charge
          1.70% Class III            $11.19            --                 --             --         8.12%
         All contract charges            --         3,309           $     37           1.52%
2011(s)  Lowest contract charge
          0.65% Class III (b)        $ 9.62            --                 --             --        (5.59)%
         Highest contract charge
          1.70% Class III            $10.35            --                 --             --        (5.31)%
         All contract charges            --         2,891           $ 30,083           3.14%
2010(s)  Lowest contract charge
          1.30% Class III            $10.98            --                 --             --         8.39%
         Highest contract charge
          1.70% Class III            $10.93            --                 --             --         7.90%
         All contract charges            --         1,831           $ 20,063           2.23%
BLACKROCK GLOBAL OPPORTUNITIES
V.I. FUND
         Unit Value 0.30% to
          1.25%*
   2014  Lowest contract charge
          0.30% Class III            $ 9.98            --                 --             --        (4.68)%
         Highest contract charge
          1.25% Class III            $ 9.86            --                 --             --        (5.65)%
         All contract charges            --           144           $  1,430           1.36%
   2013  Lowest contract charge
          1.20% Class III (h)        $10.45            --                 --             --         5.03%
         Highest contract charge
          1.25% Class III (h)        $10.45            --                 --             --         5.03%
         All contract charges            --             3           $     27           0.17%
BLACKROCK LARGE CAP GROWTH V.I
FUND
         Unit Value 0.65% to
          1.70%*
   2014  Lowest contract charge
          0.65% Class III            $18.10            --                 --             --        13.27%
         Highest contract charge
          1.70% Class III            $19.39            --                 --             --        12.02%
         All contract charges            --         1,264           $ 24,892           0.46%
2013(t)  Lowest contract charge
          0.65% Class III            $15.98            --                 --             --        32.72%
         Highest contract charge
          1.70% Class III            $17.31            --                 --             --        31.34%
         All contract charges            --           882           $ 15,474           0.66%
2012(r)  Lowest contract charge
          1.30% Class III (e)        $13.35            --                 --             --        (1.55)%
         Highest contract charge
          1.65% Class III (e)        $13.20            --                 --             --        (1.79)%
         All contract charges            --            88           $  1,179           2.94%
2012(s)  Lowest contract charge
          0.65% Class III            $12.04            --                 --             --        14.02%
         Highest contract charge
          1.70% Class III            $13.18            --                 --             --        12.84%
         All contract charges            --           490           $      7           1.21%
2011(s)  Lowest contract charge
          0.65% Class III (b)        $10.56            --                 --             --        (2.22)%
         Highest contract charge
          1.70% Class III            $11.68            --                 --             --         0.60%
         All contract charges            --           429           $  5,041           0.95%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                           YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------------
                                                               UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                    UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                    ---------- ----------------- ----------------- -------------- ---------
BLACKROCK LARGE CAP GROWTH V.I FUND (CONTINUED)
2010(s)  Lowest contract charge 1.30% Class III       $11.67           --                 --              --        13.63%
         Highest contract charge 1.70% Class III      $11.61           --                 --              --        13.16%
         All contract charges                             --          158             $1,845            1.10%
CHARTER/SM/ AGGRESSIVE GROWTH
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Class B         $10.16           --                 --              --         0.00%
         Highest contract charge 1.25% Class B        $10.15           --                 --              --        (0.10)%
         All contract charges                             --          302             $3,066            1.76%
   2013  Lowest contract charge 1.20% Class B (h)     $10.16           --                 --              --         1.80%
         Highest contract charge 1.25% Class B (h)    $10.16           --                 --              --         1.80%
         All contract charges                             --           13             $  130            2.10%
CHARTER/SM/ ALTERNATIVE 100 CONSERVATIVE PLUS
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Class B         $ 9.93           --                 --              --        (0.30)%
         Highest contract charge 1.25% Class B        $ 9.92           --                 --              --        (0.40)%
         All contract charges                             --          189             $1,877            1.89%
   2013  Lowest contract charge 1.20% Class B (h)     $ 9.96           --                 --              --         0.40%
         Highest contract charge 1.25% Class B (h)    $ 9.96           --                 --              --         0.50%
         All contract charges                             --           14             $  136            1.87%
CHARTER/SM/ ALTERNATIVE 100 GROWTH
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Class B         $ 9.50           --                 --              --        (3.06)%
         Highest contract charge 1.25% Class B        $ 9.49           --                 --              --        (3.16)%
         All contract charges                             --          193             $1,830            2.34%
   2013  Lowest contract charge 1.20% Class B (h)     $ 9.80           --                 --              --        (0.31)%
         Highest contract charge 1.20% Class B (h)    $ 9.80           --                 --              --        (0.31)%
         All contract charges                             --            2             $   20            1.43%
CHARTER/SM/ ALTERNATIVE 100 MODERATE
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Class B         $ 9.75           --                 --              --        (1.32)%
         Highest contract charge 1.25% Class B        $ 9.74           --                 --              --        (1.42)%
         All contract charges                             --          388             $3,780            2.24%
   2013  Lowest contract charge 1.20% Class B (h)     $ 9.88           --                 --              --         0.10%
         Highest contract charge 1.25% Class B (h)    $ 9.88           --                 --              --         0.10%
         All contract charges                             --           31             $  309            1.74%
CHARTER/SM/ CONSERVATIVE
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Class B         $10.08           --                 --              --         0.80%
         Highest contract charge 1.25% Class B        $10.07           --                 --              --         0.70%
         All contract charges                             --          945             $9,527            2.79%
   2013  Lowest contract charge 1.20% Class B (h)     $10.00           --                 --              --         0.30%
         Highest contract charge 1.25% Class B (h)    $10.00           --                 --              --         0.30%
         All contract charges                             --           70             $  700            1.50%
CHARTER/SM/ EQUITY
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Class B         $10.45           --                 --              --         1.06%
         Highest contract charge 1.25% Class B        $10.44           --                 --              --         0.97%
         All contract charges                             --          110             $1,142            1.26%
   2013  Lowest contract charge 1.20% Class B (h)     $10.34           --                 --              --         2.89%
         Highest contract charge 1.20% Class B (h)    $10.34           --                 --              --         2.89%
         All contract charges                             --            3             $   36            1.87%
CHARTER/SM/ FIXED INCOME
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Class B         $ 9.98           --                 --              --         0.60%
         Highest contract charge 1.25% Class B        $ 9.97           --                 --              --         0.50%
         All contract charges                             --          112             $1,124            2.46%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                        YEARS ENDED DECEMBER 31,
                                                 ---------------------------------------------------------------------
                                                            UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                 UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                 ---------- ----------------- ----------------- -------------- ---------
CHARTER/SM/ FIXED INCOME (CONTINUED)
2013  Lowest contract charge 1.20% Class B (h)     $ 9.92            --                 --             --        (0.20)%
      Highest contract charge 1.25% Class B (h)    $ 9.92            --                 --             --        (0.20)%
      All contract charges                             --             5            $    56           1.49%
CHARTER/SM/ GROWTH
      Unit Value 1.20% to 1.25%*
2014  Lowest contract charge 1.20% Class B         $10.17            --                 --             --         0.49%
      Highest contract charge 1.25% Class B        $10.16            --                 --             --         0.40%
      All contract charges                             --         1,004            $10,199           1.88%
2013  Lowest contract charge 1.20% Class B (h)     $10.12            --                 --             --         1.40%
      Highest contract charge 1.25% Class B (h)    $10.12            --                 --             --         1.40%
      All contract charges                             --           171            $ 1,727           1.54%
CHARTER/SM/ INCOME STRATEGIES
      Unit Value 1.20% to 1.25%*
2014  Lowest contract charge 1.20% Class B         $10.30            --                 --             --         3.31%
      Highest contract charge 1.25% Class B        $10.29            --                 --             --         3.21%
      All contract charges                             --           242            $ 2,490           3.58%
2013  Lowest contract charge 1.20% Class B (h)     $ 9.97            --                 --             --         0.10%
      Highest contract charge 1.25% Class B (h)    $ 9.97            --                 --             --         0.10%
      All contract charges                             --             2            $    22           2.30%
CHARTER/SM/ INTEREST RATE STRATEGIES
      Unit Value 1.20% to 1.25%*
2014  Lowest contract charge 1.20% Class B (i)     $10.11            --                 --             --         1.30%
      Highest contract charge 1.25% Class B (i)    $10.10            --                 --             --         1.20%
      All contract charges                             --           444            $ 4,489           3.00%
CHARTER/SM/ INTERNATIONAL CONSERVATIVE
      Unit Value 1.20% to 1.25%*
2014  Lowest contract charge 1.20% Class B         $ 9.72            --                 --             --        (1.62)%
      Highest contract charge 1.25% Class B        $ 9.71            --                 --             --        (1.72)%
      All contract charges                             --            45            $   436           3.10%
2013  Lowest contract charge 1.20% Class B (h)     $ 9.88            --                 --             --         0.20%
      Highest contract charge 1.25% Class B (h)    $ 9.88            --                 --             --         0.20%
      All contract charges                             --             2            $    20           1.51%
CHARTER/SM/ INTERNATIONAL GROWTH
      Unit Value 1.20% to 1.25%*
2014  Lowest contract charge 1.20% Class B (i)     $ 9.82            --                 --             --        (1.01)%
      Highest contract charge 1.25% Class B (i)    $ 9.82            --                 --             --        (1.01)%
      All contract charges                             --            59            $   574           3.04%
CHARTER/SM/ INTERNATIONAL MODERATE
      Unit Value 1.20% to 1.25%*
2014  Lowest contract charge 1.20% Class B         $ 9.75            --                 --             --        (1.52)%
      Highest contract charge 1.25% Class B        $ 9.74            --                 --             --        (1.62)%
      All contract charges                             --            84            $   815           3.08%
2013  Lowest contract charge 1.25% Class B (h)     $ 9.90            --                 --             --         0.30%
      Highest contract charge 1.25% Class B (h)    $ 9.90            --                 --             --         0.30%
      All contract charges                             --            --            $     2           1.50%
CHARTER/SM/ MODERATE
      Unit Value 1.20% to 1.25%*
2014  Lowest contract charge 1.20% Class B         $10.12            --                 --             --         0.60%
      Highest contract charge 1.25% Class B        $10.11            --                 --             --         0.50%
      All contract charges                             --         1,347            $13,626           2.50%
2013  Lowest contract charge 1.20% Class B (h)     $10.06            --                 --             --         0.80%
      Highest contract charge 1.25% Class B (h)    $10.06            --                 --             --         0.80%
      All contract charges                             --            44            $   446           1.57%
CHARTER/SM/ MODERATE GROWTH
      Unit Value 1.20% to 1.25%*
2014  Lowest contract charge 1.20% Class B         $10.18            --                 --             --         0.69%
      Highest contract charge 1.25% Class B        $10.17            --                 --             --         0.59%
      All contract charges                             --           850            $ 8,641           2.28%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                           YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------------
                                                               UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                    UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                    ---------- ----------------- ----------------- -------------- ---------
CHARTER/SM/ MODERATE GROWTH (CONTINUED)
   2013  Lowest contract charge 1.20% Class B (h)     $10.11            --                 --             --         1.30%
         Highest contract charge 1.25% Class B (h)    $10.11            --                 --             --         1.30%
         All contract charges                             --            38           $    380           1.83%
CHARTER/SM/ MULTI-SECTOR BOND
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class B         $11.60            --                 --             --         1.05%
         Highest contract charge 1.70% Class B        $27.33            --                 --             --         0.63%
         All contract charges                             --           209           $  2,730           2.51%
2013(t)  Lowest contract charge 1.30% Class B         $11.48            --                 --             --        (2.21)%
         Highest contract charge 1.70% Class B        $27.16            --                 --             --        (2.55)%
         All contract charges                             --           218           $  2,823           3.77%
2012(s)  Lowest contract charge 0.95% Class B         $33.96            --                 --             --         4.33%
         Highest contract charge 1.90% Class B        $26.43            --                 --             --         3.32%
         All contract charges                             --        39,559           $646,802           2.34%
2011(s)  Lowest contract charge 0.95% Class B         $32.55            --                 --             --         4.09%
         Highest contract charge 1.90% Class B        $25.58            --                 --             --         3.06%
         All contract charges                             --        38,474           $614,218           3.81%
2010(s)  Lowest contract charge 0.50% Class B         $34.87            --                 --             --         6.12%
         Highest contract charge 1.90% Class B        $24.82            --                 --             --         4.64%
         All contract charges                             --        39,770           $619,466           2.62%
CHARTER/SM/ REAL ASSETS
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Class B (i)     $ 9.58            --                 --             --        (1.24)%
         Highest contract charge 1.25% Class B (i)    $ 9.58            --                 --             --        (1.14)%
         All contract charges                             --            91           $    869           2.86%
CHARTER/SM/ SMALL CAP GROWTH
         Unit Value 0.30% to 1.70%*
   2014  Lowest contract charge 0.30% Class B         $10.27            --                 --             --        (2.93)%
         Highest contract charge 1.70% Class B        $10.38            --                 --             --        (4.24)%
         All contract charges                             --           892           $  7,627           0.00%
2013(t)  Lowest contract charge 1.30% Class B         $ 6.64            --                 --             --        45.93%
         Highest contract charge 1.70% Class B        $10.84            --                 --             --        45.31%
         All contract charges                             --           738           $  6,370           0.00%
2012(s)  Lowest contract charge 0.95% Class B         $ 8.30            --                 --             --        10.23%
         Highest contract charge 1.80% Class B        $ 7.35            --                 --             --         9.38%
         All contract charges                             --        26,202           $179,471           0.00%
2011(s)  Lowest contract charge 0.95% Class B         $ 7.53            --                 --             --       (16.43)%
         Highest contract charge 1.80% Class B        $ 6.72            --                 --             --       (17.24)%
         All contract charges                             --        28,274           $177,376             --
2010(s)  Lowest contract charge 0.50% Class B         $ 9.52            --                 --             --        26.93%
         Highest contract charge 1.90% Class B        $ 8.02            --                 --             --        25.12%
         All contract charges                             --        31,439           $238,081             --
CHARTER/SM/ SMALL CAP VALUE
         Unit Value 1.20% to 1.70%*
   2014  Lowest contract charge 1.20% Class B         $ 9.81            --                 --             --        (6.21)%
         Highest contract charge 1.70% Class B        $21.07            --                 --             --        (6.73)%
         All contract charges                             --           731           $ 12,106           0.19%
2013(t)  Lowest contract charge 1.20% Class B (h)     $10.46            --                 --             --         4.70%
         Highest contract charge 1.70% Class B        $22.59            --                 --             --        40.31%
         All contract charges                             --           584           $ 11,411           0.75%
2012(r)  Lowest contract charge 1.30% Class B (e)     $12.93            --                 --             --         3.94%
         Highest contract charge 1.65% Class B (e)    $12.55            --                 --             --         3.72%
         All contract charges                             --             9           $    117           1.05%
2012(s)  Lowest contract charge 0.95% Class B         $18.04            --                 --             --        15.64%
         Highest contract charge 1.90% Class B        $15.61            --                 --             --        14.53%
         All contract charges                             --        26,271           $381,733           0.57%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                                 YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------------------------------------
                                                                     UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                          UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                          ---------- ----------------- ----------------- -------------- ---------
CHARTER/SM/ SMALL CAP VALUE (CONTINUED)
2011(s)  Lowest contract charge 0.95% Class B               $15.60             --                 --            --        (9.88)%
         Highest contract charge 1.90% Class B              $13.63             --                 --            --       (10.74)%
         All contract charges                                   --         28,939         $  365,540          0.07%
2010(s)  Lowest contract charge 0.50% Class B               $18.36             --                 --            --        23.89%
         Highest contract charge 1.90% Class B              $15.27             --                 --            --        22.16%
         All contract charges                                   --         32,868         $  463,526          0.15%
CLEARBRIDGE VARIABLE AGGRESSIVE GROWTH PORTFOLIO
         Unit Value 1.20% to 1.70%*
   2014  Lowest contract charge 1.20% Class II (j)          $10.64             --                 --            --         6.93%
         Highest contract charge 1.70% Class II (j)         $10.61             --                 --            --         6.63%
         All contract charges                                   --          1,072         $   11,398          0.00%
CLEARBRIDGE VARIABLE EQUITY INCOME PORTFOLIO
         Unit Value 1.20% to 1.70%*
   2014  Lowest contract charge 1.20% Class II (j)          $10.59             --                 --            --         6.54%
         Highest contract charge 1.70% Class II (j)         $10.56             --                 --            --         6.24%
         All contract charges                                   --            286         $    3,032          4.46%
DELAWARE VIP(R) DIVERSIFIED INCOME SERIES
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Service Class         $10.31             --                 --            --         3.72%
         Highest contract charge 1.25% Service Class        $10.31             --                 --            --         3.72%
         All contract charges                                   --            588         $    6,060          0.88%
   2013  Lowest contract charge 1.20% Service Class (h)     $ 9.94             --                 --            --        (0.10)%
         Highest contract charge 1.25% Service Class (h)    $ 9.94             --                 --            --        (0.10)%
         All contract charges                                   --             15         $      144          0.00%
DELAWARE VIP(R) EMERGING MARKETS SERIES
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Service Class         $ 8.88             --                 --            --        (9.39)%
         Highest contract charge 1.25% Service Class        $ 8.88             --                 --            --        (9.39)%
         All contract charges                                   --             60         $      537          0.25%
   2013  Lowest contract charge 1.20% Service Class (h)     $ 9.80             --                 --            --         0.72%
         Highest contract charge 1.25% Service Class (h)    $ 9.80             --                 --            --         0.72%
         All contract charges                                   --              5         $       46          0.00%
DELAWARE VIP(R) LIMITED-TERM DIVERSIFIED INCOME SERIES
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Service Class         $10.02             --                 --            --         0.40%
         Highest contract charge 1.25% Service Class        $10.01             --                 --            --         0.30%
         All contract charges                                   --            429         $    4,300          1.57%
   2013  Lowest contract charge 1.25% Service Class (h)     $ 9.98             --                 --            --        (0.10)%
         Highest contract charge 1.25% Service Class (h)    $ 9.98             --                 --            --        (0.10)%
         All contract charges                                   --             --         $       --          0.00%
EATON VANCE VT FLOATING-RATE INCOME FUND
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Initial Class         $10.00             --                 --            --        (0.50)%
         Highest contract charge 1.25% Initial Class        $ 9.99             --                 --            --        (0.60)%
         All contract charges                                   --            566         $    5,664          3.17%
   2013  Lowest contract charge 1.20% Initial Class (h)     $10.05             --                 --            --         0.20%
         Highest contract charge 1.25% Initial Class (h)    $10.05             --                 --            --         0.20%
         All contract charges                                   --             29         $      290          0.48%
EQ/ALLIANCEBERNSTEIN DYNAMIC WEALTH STRATEGIES
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Class B               $12.30             --                 --            --         4.06%
         Highest contract charge 1.70% Class B              $11.81             --                 --            --         2.96%
         All contract charges                                   --        170,494         $2,031,930          0.95%
2013(t)  Lowest contract charge 0.65% Class B               $11.82             --                 --            --        15.43%
         Highest contract charge 1.70% Class B              $11.47             --                 --            --        14.24%
         All contract charges                                   --        115,146         $1,329,120          0.37%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                               YEARS ENDED DECEMBER 31,
                                        ---------------------------------------------------------------------
                                                   UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                        UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                        ---------- ----------------- ----------------- -------------- ---------
EQ/ALLIANCEBERNSTEIN DYNAMIC WEALTH
STRATEGIES (CONTINUED)
2012(r)  Lowest contract charge 1.30%
          Class B (e)                     $10.12            --                 --             --         1.10%
         Highest contract charge 1.70%
          Class B (e)                     $10.04            --                 --             --         0.80%
         All contract charges                 --        21,714           $219,067           0.86%
2012(s)  Lowest contract charge 0.65%
          Class B                         $10.24            --                 --             --         7.00%
         Highest contract charge 1.70%
          Class B                         $10.04            --                 --             --         5.91%
         All contract charges                 --        33,558           $338,311           0.61%
2011(s)  Lowest contract charge 1.30%
          Class B (c)                     $ 9.51            --                 --             --        (4.90)%
         Highest contract charge 1.70%
          Class B (c)                     $ 9.48            --                 --             --        (5.20)%
         All contract charges                 --         5,946           $ 56,477             --
EQ/ALLIANCEBERNSTEIN SHORT DURATION
GOVERNMENT BOND
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20%
          Class B                         $ 9.80            --                 --             --        (1.71)%
         Highest contract charge 1.25%
          Class B                         $ 9.79            --                 --             --        (1.81)%
         All contract charges                 --            57           $    560           0.00%
   2013  Lowest contract charge 1.20%
          Class B (h)                     $ 9.97            --                 --             --        (0.20)%
         Highest contract charge 1.25%
          Class B (h)                     $ 9.97            --                 --             --        (0.20)%
         All contract charges                 --            23           $    229           0.00%
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65%
          Class A                         $17.29            --                 --             --         2.86%
         Highest contract charge 1.70%
          Class A                         $21.66            --                 --             --         1.83%
         All contract charges                 --         1,187           $ 26,079           0.07%
2013(t)  Lowest contract charge 0.65%
          Class A                         $16.81            --                 --             --        37.34%
         Highest contract charge 1.70%
          Class A                         $21.27            --                 --             --        35.82%
         All contract charges                 --           980           $ 21,064           0.06%
2012(r)  Lowest contract charge 1.30%
          Class A (e)                     $15.86            --                 --             --         1.47%
         Highest contract charge 1.70%
          Class A (e)                     $15.66            --                 --             --         1.16%
         All contract charges                 --           152           $  2,377           0.57%
2012(s)  Lowest contract charge 0.65%
          Class A                         $12.24            --                 --             --        14.82%
         Highest contract charge 1.70%
          Class A                         $15.66            --                 --             --        13.64%
         All contract charges                 --           407           $  6,446           0.22%
2011(s)  Lowest contract charge 0.65%
          Class A (b)                     $10.66            --                 --             --        (4.65)%
         Highest contract charge 1.70%
          Class A                         $13.78            --                 --             --        (2.13)%
         All contract charges                 --           258           $  3,572             --
2010(s)  Lowest contract charge 1.30%
          Class A                         $14.14            --                 --             --        31.78%
         Highest contract charge 1.70%
          Class A                         $14.08            --                 --             --        31.34%
         All contract charges                 --           168           $  2,379             --
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH
         Unit Value 1.20% to 1.70%*
   2014  Lowest contract charge 1.20%
          Class B                         $10.58            --                 --             --         2.32%
         Highest contract charge 1.70%
          Class B                         $29.37            --                 --             --         1.80%
         All contract charges                 --           741           $ 15,872           0.07%
2013(t)  Lowest contract charge 1.20%
          Class B (h)                     $10.34            --                 --             --         4.23%
         Highest contract charge 1.70%
          Class B                         $28.85            --                 --             --        35.83%
         All contract charges                 --           486           $ 12,294           0.06%
2012(s)  Lowest contract charge 0.95%
          Class B                         $23.92            --                 --             --        14.45%
         Highest contract charge 1.90%
          Class B                         $20.57            --                 --             --        13.40%
         All contract charges                 --        23,849           $463,084           0.22%
2011(s)  Lowest contract charge 0.95%
          Class B                         $20.90            --                 --             --        (1.55)%
         Highest contract charge 1.90%
          Class B                         $18.14            --                 --             --        (2.53)%
         All contract charges                 --        25,346           $432,523             --
2010(s)  Lowest contract charge 0.50%
          Class B                         $22.59            --                 --             --        32.57%
         Highest contract charge 1.90%
          Class B                         $18.61            --                 --             --        30.69%
         All contract charges                 --        26,419           $462,036             --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                           YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------------
                                                               UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                    UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                    ---------- ----------------- ----------------- -------------- ---------
EQ/BLACKROCK BASIC VALUE EQUITY
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Class A         $17.01            --                 --             --         9.04%
         Highest contract charge 1.70% Class A        $17.85            --                 --             --         7.85%
         All contract charges                             --         5,944           $107,665           1.22%
2013(t)  Lowest contract charge 0.65% Class A         $15.60            --                 --             --        36.84%
         Highest contract charge 1.70% Class A        $16.55            --                 --             --        35.43%
         All contract charges                             --         4,625           $ 77,441           1.90%
2012(r)  Lowest contract charge 1.30% Class A (e)     $12.38            --                 --             --         1.39%
         Highest contract charge 1.70% Class A (e)    $12.22            --                 --             --         1.08%
         All contract charges                             --           574           $  7,070           3.26%
2012(s)  Lowest contract charge 0.65% Class A         $11.40            --                 --             --        12.87%
         Highest contract charge 1.70% Class A        $12.22            --                 --             --        11.70%
         All contract charges                             --         2,719           $ 33,523           1.53%
2011(s)  Lowest contract charge 0.65% Class A (b)     $10.10            --                 --             --        (6.57)%
         Highest contract charge 1.70% Class A        $10.94            --                 --             --        (4.54)%
         All contract charges                             --         2,342           $ 25,770           1.26%
2010(s)  Lowest contract charge 1.30% Class A         $11.51            --                 --             --        11.10%
         Highest contract charge 1.70% Class A        $11.46            --                 --             --        10.62%
         All contract charges                             --         1,070           $ 12,298           1.30%
EQ/BLACKROCK BASIC VALUE EQUITY
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Class B         $11.31            --                 --             --         8.33%
         Highest contract charge 1.25% Class B        $11.30            --                 --             --         8.34%
         All contract charges                             --           615           $  6,959           1.22%
   2013  Lowest contract charge 1.20% Class B (h)     $10.44            --                 --             --         3.06%
         Highest contract charge 1.25% Class B (h)    $10.43            --                 --             --         2.96%
         All contract charges                             --            45           $    475           1.90%
EQ/BOSTON ADVISORS EQUITY INCOME
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class A         $18.56            --                 --             --         7.28%
         Highest contract charge 1.70% Class A        $18.18            --                 --             --         6.82%
         All contract charges                             --         1,057           $ 19,484           1.61%
2013(t)  Lowest contract charge 1.30% Class A         $17.30            --                 --             --        29.98%
         Highest contract charge 1.70% Class A        $17.02            --                 --             --        29.53%
         All contract charges                             --         1,120           $ 19,272           2.37%
2012(r)  Lowest contract charge 1.30% Class A (e)     $13.31            --                 --             --         4.72%
         Highest contract charge 1.70% Class A (e)    $13.14            --                 --             --         4.37%
         All contract charges                             --           231           $  3,057           4.91%
2012(s)  Lowest contract charge 1.30% Class A         $13.31            --                 --             --        16.24%
         Highest contract charge 1.70% Class A        $13.14            --                 --             --        15.77%
         All contract charges                             --           439           $  5,807           2.13%
2011(s)  Lowest contract charge 1.30% Class A         $11.45            --                 --             --        (1.46)%
         Highest contract charge 1.70% Class A        $11.35            --                 --             --        (1.90)%
         All contract charges                             --           221           $  2,525           1.90%
2010(s)  Lowest contract charge 1.30% Class A         $11.62            --                 --             --        14.48%
         Highest contract charge 1.70% Class A        $11.57            --                 --             --        14.10%
         All contract charges                             --            77           $    889           2.49%
EQ/BOSTON ADVISORS EQUITY INCOME
         Unit Value 1.20% to 1.70%*
   2014  Lowest contract charge 1.20% Class B         $11.26            --                 --             --         7.44%
         Highest contract charge 1.70% Class B        $ 8.73            --                 --             --         6.72%
         All contract charges                             --         1,303           $  8,344           1.61%
2013(t)  Lowest contract charge 1.30% Class B (h)     $10.48            --                 --             --         3.05%
         Highest contract charge 1.70% Class B        $ 8.18            --                 --             --        29.64%
         All contract charges                             --         1,101           $  5,734           2.37%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                           YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------------
                                                               UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                    UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                    ---------- ----------------- ----------------- -------------- ---------
EQ/BOSTON ADVISORS EQUITY INCOME (CONTINUED)
2012(s)  Lowest contract charge 0.95% Class B         $ 7.03            --                 --             --        16.58%
         Highest contract charge 1.90% Class B        $ 6.13            --                 --             --        15.44%
         All contract charges                             --        53,849           $285,945           2.13%
2011(s)  Lowest contract charge 0.95% Class B         $ 6.03            --                 --             --        (1.31)%
         Highest contract charge 1.90% Class B        $ 5.31            --                 --             --        (2.39)%
         All contract charges                             --        46,896           $212,989           1.90%
2010(s)  Lowest contract charge 0.50% Class B         $ 6.45            --                 --             --        15.18%
         Highest contract charge 1.90% Class B        $ 5.44            --                 --             --        13.57%
         All contract charges                             --        45,605           $214,535           2.49%
EQ/CALVERT SOCIALLY RESPONSIBLE
         Unit Value 1.20% to 1.70%*
   2014  Lowest contract charge 1.20% Class B         $11.75            --                 --             --        12.33%
         Highest contract charge 1.70% Class B        $12.41            --                 --             --        11.70%
         All contract charges                             --            95           $  1,372           0.94%
2013(t)  Lowest contract charge 1.30% Class B         $15.50            --                 --             --        32.59%
         Highest contract charge 1.70% Class B (f)    $11.11            --                 --             --        23.17%
         All contract charges                             --            61           $    825           0.79%
2012(s)  Lowest contract charge 1.20% Class B         $ 9.00            --                 --             --        15.24%
         Highest contract charge 1.80% Class B        $ 8.30            --                 --             --        14.64%
         All contract charges                             --         4,542           $ 47,200           0.98%
2011(s)  Lowest contract charge 1.20% Class B         $ 7.81            --                 --             --        (0.89)%
         Highest contract charge 1.80% Class B        $ 7.24            --                 --             --        (1.50)%
         All contract charges                             --         4,681           $ 42,315           0.35%
2010(s)  Lowest contract charge 0.50% Class B         $ 8.54            --                 --             --        11.93%
         Highest contract charge 1.90% Class B        $ 7.27            --                 --             --        10.49%
         All contract charges                             --         5,101           $ 46,879           0.05%
EQ/CAPITAL GUARDIAN RESEARCH
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class A         $20.19            --                 --             --         9.08%
         Highest contract charge 1.70% Class A        $19.78            --                 --             --         8.62%
         All contract charges                             --           558           $ 11,176           0.76%
2013(t)  Lowest contract charge 1.30% Class A         $18.51            --                 --             --        30.08%
         Highest contract charge 1.70% Class A        $18.21            --                 --             --        29.61%
         All contract charges                             --           453           $  8,324           1.76%
2012(r)  Lowest contract charge 1.30% Class A (e)     $14.23            --                 --             --         5.10%
         Highest contract charge 1.65% Class A (e)    $14.07            --                 --             --         4.84%
         All contract charges                             --            33           $    472           2.26%
2012(s)  Lowest contract charge 1.30% Class A         $14.23            --                 --             --        15.88%
         Highest contract charge 1.70% Class A        $14.05            --                 --             --        15.35%
         All contract charges                             --           146           $  2,073           0.89%
2011(s)  Lowest contract charge 1.30% Class A         $12.28            --                 --             --         2.85%
         Highest contract charge 1.70% Class A        $12.18            --                 --             --         2.53%
         All contract charges                             --            90           $  1,098           0.71%
2010(s)  Lowest contract charge 1.30% Class A         $11.94            --                 --             --        14.59%
         Highest contract charge 1.70% Class A        $11.88            --                 --             --        14.12%
         All contract charges                             --            50           $    602           0.74%
EQ/CAPITAL GUARDIAN RESEARCH
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class B         $20.29            --                 --             --         9.09%
         Highest contract charge 1.70% Class B        $18.41            --                 --             --         8.61%
         All contract charges                             --           254           $  4,987           0.76%
2013(t)  Lowest contract charge 1.30% Class B         $18.60            --                 --             --        30.07%
         Highest contract charge 1.70% Class B        $16.95            --                 --             --        29.49%
         All contract charges                             --           267           $  4,841           1.76%
2012(s)  Lowest contract charge 0.95% Class B         $14.52            --                 --             --        16.25%
         Highest contract charge 1.90% Class B        $12.73            --                 --             --        15.20%
         All contract charges                             --        63,706           $880,226           0.89%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                           YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------------
                                                               UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                    UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                    ---------- ----------------- ----------------- -------------- ---------
EQ/CAPITAL GUARDIAN RESEARCH (CONTINUED)
2011(s)  Lowest contract charge 0.95% Class B         $12.49             --                 --            --         3.05%
         Highest contract charge 1.90% Class B        $11.05             --                 --            --         2.03%
         All contract charges                             --         69,996         $  835,757          0.71%
2010(s)  Lowest contract charge 0.50% Class B         $12.78             --                 --            --        15.24%
         Highest contract charge 1.90% Class B        $10.83             --                 --            --        13.64%
         All contract charges                             --         77,666         $  904,589          0.74%
EQ/COMMON STOCK INDEX
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class A         $19.43             --                 --            --        10.65%
         Highest contract charge 1.70% Class A        $19.03             --                 --            --        10.19%
         All contract charges                             --            929         $   17,926          1.61%
2013(t)  Lowest contract charge 1.30% Class A         $17.56             --                 --            --        30.75%
         Highest contract charge 1.70% Class A        $17.27             --                 --            --        30.24%
         All contract charges                             --            585         $   10,230          1.76%
2012(r)  Lowest contract charge 1.30% Class A (e)     $13.43             --                 --            --         2.36%
         Highest contract charge 1.70% Class A (e)    $13.26             --                 --            --         2.08%
         All contract charges                             --             66         $      890          3.28%
2012(s)  Lowest contract charge 1.30% Class A         $13.43             --                 --            --        14.10%
         Highest contract charge 1.70% Class A        $13.26             --                 --            --        13.62%
         All contract charges                             --            224         $    2,984          1.55%
2011(s)  Lowest contract charge 1.30% Class A         $11.77             --                 --            --        (0.59)%
         Highest contract charge 1.70% Class A        $11.67             --                 --            --        (0.93)%
         All contract charges                             --            166         $    1,957          1.24%
2010(s)  Lowest contract charge 1.30% Class A         $11.84             --                 --            --        14.73%
         Highest contract charge 1.70% Class A        $11.78             --                 --            --        14.15%
         All contract charges                             --             93         $    1,103          1.26%
EQ/COMMON STOCK INDEX
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Class B         $11.54             --                 --            --        10.75%
         Highest contract charge 1.25% Class B        $11.53             --                 --            --        10.65%
         All contract charges                             --            177         $    2,041          1.61%
   2013  Lowest contract charge 1.20% Class B (h)     $10.42             --                 --            --         3.37%
         Highest contract charge 1.25% Class B (h)    $10.42             --                 --            --         3.37%
         All contract charges                             --             10         $       99          1.76%
EQ/CONVERTIBLE SECURITIES
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Class B         $11.00             --                 --            --         7.32%
         Highest contract charge 1.25% Class B        $10.99             --                 --            --         7.22%
         All contract charges                             --            228         $    2,501          1.78%
   2013  Lowest contract charge 1.20% Class B (h)     $10.25             --                 --            --         2.60%
         Highest contract charge 1.20% Class B (h)    $10.25             --                 --            --         2.60%
         All contract charges                             --              3         $       27          0.85%
EQ/CORE BOND INDEX
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Class B         $10.36             --                 --            --         1.77%
         Highest contract charge 1.70% Class B        $10.48             --                 --            --         0.67%
         All contract charges                             --         30,215         $  323,566          1.32%
2013(t)  Lowest contract charge 0.65% Class B         $10.18             --                 --            --        (2.21)%
         Highest contract charge 1.70% Class B        $10.41             --                 --            --        (3.34)%
         All contract charges                             --         29,915         $  317,364          1.23%
2012(r)  Lowest contract charge 1.30% Class B (e)     $10.90             --                 --            --         0.93%
         Highest contract charge 1.70% Class B (e)    $10.77             --                 --            --         0.75%
         All contract charges                             --            281         $    3,060          3.07%
2012(s)  Lowest contract charge 0.65% Class B         $10.41             --                 --            --         2.46%
         Highest contract charge 1.90% Class B        $13.39             --                 --            --         1.21%
         All contract charges                             --        104,051         $1,241,073          1.47%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                           YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------------
                                                               UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                    UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                    ---------- ----------------- ----------------- -------------- ---------
EQ/CORE BOND INDEX (CONTINUED)
2011(s)  Lowest contract charge 0.65% Class B         $10.16            --                  --            --         4.21%
         Highest contract charge 1.90% Class B        $13.23            --                  --            --         2.80%
         All contract charges                             --        97,647          $1,156,460          1.89%
2010(s)  Lowest contract charge 0.50% Class B         $15.47            --                  --            --         5.24%
         Highest contract charge 1.90% Class B        $12.87            --                  --            --         3.79%
         All contract charges                             --        94,923          $1,102,809          2.24%
EQ/EMERGING MARKETS EQUITY PLUS
         Unit Value 1.20% to 1.70%*
   2014  Lowest contract charge 1.20% Class B         $ 9.28            --                  --            --        (4.33)%
         Highest contract charge 1.70% Class B        $ 8.86            --                  --            --        (4.73)%
         All contract charges                             --           283          $    2,543          0.67%
   2013  Lowest contract charge 1.30% Class B (f)     $ 9.34            --                  --            --        (6.22)%
         Highest contract charge 1.70% Class B (f)    $ 9.30            --                  --            --        (6.63)%
         All contract charges                             --            78          $      732          0.69%
EQ/ENERGY ETF
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Class B         $ 8.40            --                  --            --       (16.25)%
         Highest contract charge 1.25% Class B        $ 8.40            --                  --            --       (16.25)%
         All contract charges                             --            83          $      697          1.58%
   2013  Lowest contract charge 1.20% Class B (h)     $10.03            --                  --            --         1.42%
         Highest contract charge 1.20% Class B (h)    $10.03            --                  --            --         1.42%
         All contract charges                             --            --          $        3          1.64%
EQ/EQUITY 500 INDEX
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class A         $19.20            --                  --            --        11.50%
         Highest contract charge 1.70% Class A        $18.81            --                  --            --        11.04%
         All contract charges                             --         5,070          $   96,494          1.80%
2013(t)  Lowest contract charge 1.30% Class A         $17.22            --                  --            --        29.77%
         Highest contract charge 1.70% Class A        $16.94            --                  --            --        29.31%
         All contract charges                             --         3,194          $   54,612          1.82%
2012(r)  Lowest contract charge 1.30% Class A (e)     $13.27            --                  --            --         2.39%
         Highest contract charge 1.70% Class A (e)    $13.10            --                  --            --         2.02%
         All contract charges                             --           473          $    6,257          3.68%
2012(s)  Lowest contract charge 1.30% Class A         $13.27            --                  --            --        13.71%
         Highest contract charge 1.70% Class A        $13.10            --                  --            --        13.22%
         All contract charges                             --         1,409          $       19          1.70%
2011(s)  Lowest contract charge 1.30% Class A         $11.67            --                  --            --         0.52%
         Highest contract charge 1.70% Class A        $11.57            --                  --            --         0.09%
         All contract charges                             --         1,156          $   13,434          1.45%
2010(s)  Lowest contract charge 1.30% Class A         $11.61            --                  --            --        13.16%
         Highest contract charge 1.70% Class A        $11.56            --                  --            --        12.67%
         All contract charges                             --           501          $    5,807          1.43%
EQ/EQUITY 500 INDEX
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Class B         $11.66            --                  --            --        11.69%
         Highest contract charge 1.25% Class B        $11.65            --                  --            --        11.59%
         All contract charges                             --         1,097          $   12,785          1.80%
   2013  Lowest contract charge 1.20% Class B (h)     $10.44            --                  --            --         3.16%
         Highest contract charge 1.25% Class B (h)    $10.44            --                  --            --         3.16%
         All contract charges                             --            14          $      146          1.82%
EQ/GAMCO MERGERS AND ACQUISITIONS
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class A         $12.64            --                  --            --         0.32%
         Highest contract charge 1.70% Class A        $12.38            --                  --            --        (0.08)%
         All contract charges                             --           827          $   10,378          0.00%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                           YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------------
                                                               UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                    UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                    ---------- ----------------- ----------------- -------------- ---------
EQ/GAMCO MERGERS AND ACQUISITIONS (CONTINUED)
2013(t)  Lowest contract charge 1.30% Class A         $12.60            --                 --             --         9.47%
         Highest contract charge 1.70% Class A        $12.39            --                 --             --         9.07%
         All contract charges                             --           679           $  8,497           0.50%
2012(r)  Lowest contract charge 1.30% Class A (e)     $11.51            --                 --             --         1.14%
         Highest contract charge 1.70% Class A (e)    $11.36            --                 --             --         0.80%
         All contract charges                             --            54           $    632           0.00%
2012(s)  Lowest contract charge 1.30% Class A         $11.51            --                 --             --         3.88%
         Highest contract charge 1.70% Class A        $11.36            --                 --             --         3.46%
         All contract charges                             --           440           $  5,036           0.00%
2011(s)  Lowest contract charge 1.30% Class A         $11.08            --                 --             --         0.27%
         Highest contract charge 1.70% Class A        $10.98            --                 --             --        (0.09)%
         All contract charges                             --           360           $  3,979           0.19%
2010(s)  Lowest contract charge 1.30% Class A         $11.05            --                 --             --         8.55%
         Highest contract charge 1.70% Class A        $10.99            --                 --             --         7.96%
         All contract charges                             --           163           $  1,798             --
EQ/GAMCO MERGERS AND ACQUISITIONS
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Class B         $10.14            --                 --             --         0.40%
         Highest contract charge 1.25% Class B        $10.14            --                 --             --         0.40%
         All contract charges                             --           146           $  1,485           0.00%
   2013  Lowest contract charge 1.20% Class B (h)     $10.10            --                 --             --         1.41%
         Highest contract charge 1.25% Class B (h)    $10.10            --                 --             --         1.41%
         All contract charges                             --             6           $     57           0.50%
EQ/GAMCO SMALL COMPANY VALUE
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Class A         $16.95            --                 --             --         2.36%
         Highest contract charge 1.70% Class A        $21.11            --                 --             --         1.30%
         All contract charges                             --         7,809           $167,255           0.31%
2013(t)  Lowest contract charge 0.65% Class A         $16.56            --                 --             --        38.23%
         Highest contract charge 1.70% Class A        $20.84            --                 --             --        36.75%
         All contract charges                             --         6,135           $129,348           0.32%
2012(r)  Lowest contract charge 1.30% Class A (e)     $15.43            --                 --             --         6.27%
         Highest contract charge 1.70% Class A (e)    $15.24            --                 --             --         5.98%
         All contract charges                             --           776           $ 11,930           2.69%
2012(s)  Lowest contract charge 0.65% Class A         $11.98            --                 --             --        17.11%
         Highest contract charge 1.70% Class A        $15.24            --                 --             --        15.89%
         All contract charges                             --         3,453           $ 53,054           1.24%
2011(s)  Lowest contract charge 0.65% Class A (b)     $10.23            --                 --             --        (5.45)%
         Highest contract charge 1.70% Class A        $13.15            --                 --             --        (4.92)%
         All contract charges                             --         2,853           $ 37,738           0.08%
2010(s)  Lowest contract charge 1.30% Class A         $13.89            --                 --             --        31.16%
         Highest contract charge 1.70% Class A        $13.83            --                 --             --        30.72%
         All contract charges                             --         1,235           $ 17,130           0.37%
EQ/GAMCO SMALL COMPANY VALUE
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Class B         $10.70            --                 --             --         1.81%
         Highest contract charge 1.25% Class B        $10.70            --                 --             --         1.81%
         All contract charges                             --           952           $ 10,188           0.31%
   2013  Lowest contract charge 1.20% Class B (h)     $10.51            --                 --             --         5.10%
         Highest contract charge 1.25% Class B (h)    $10.51            --                 --             --         5.10%
         All contract charges                             --            65           $    683           0.32%
EQ/GLOBAL BOND PLUS
         Unit Value 0.65% to 1.70%
   2014  Lowest contract charge 0.65% Class A         $10.06            --                 --             --         0.20%
         Highest contract charge 1.70% Class A        $10.28            --                 --             --        (0.77)%
         All contract charges                             --           621           $  6,477           0.70%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                           YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------------
                                                               UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                    UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                    ---------- ----------------- ----------------- -------------- ---------
EQ/GLOBAL BOND PLUS (CONTINUED)
2013(t)  Lowest contract charge 1.30% Class A         $10.54            --                 --             --        (3.83)%
         Highest contract charge 1.70% Class A        $10.36            --                 --             --        (4.25)%
         All contract charges                             --           562           $  5,899           0.01%
2012(r)  Lowest contract charge 1.30% Class A (e)     $10.96            --                 --             --         0.00%
         Highest contract charge 1.70% Class A (e)    $10.82            --                 --             --         0.00%
         All contract charges                             --            78           $ 11,303           0.41%
2012(s)  Lowest contract charge 1.30% Class A         $10.96            --                 --             --         2.43%
         Highest contract charge 1.70% Class A        $10.82            --                 --             --         1.98%
         All contract charges                             --           420           $  4,579           1.41%
2011(s)  Lowest contract charge 1.30% Class A         $10.70            --                 --             --         3.28%
         Highest contract charge 1.70% Class A        $10.61            --                 --             --         2.91%
         All contract charges                             --           350           $  3,728           3.36%
2010(s)  Lowest contract charge 1.30% Class A         $10.36            --                 --             --         5.18%
         Highest contract charge 1.70% Class A        $10.31            --                 --             --         4.67%
         All contract charges                             --           140           $  1,442           2.92%
EQ/GLOBAL BOND PLUS
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class B         $12.04            --                 --             --        (0.50)%
         Highest contract charge 1.70% Class B        $11.60            --                 --             --        (0.85)%
         All contract charges                             --           445           $  5,262           0.70%
2013(t)  Lowest contract charge 1.30% Class B         $12.10            --                 --             --        (3.74)%
         Highest contract charge 1.70% Class B        $11.70            --                 --             --        (4.18)%
         All contract charges                             --           454           $  5,404           0.01%
2012(s)  Lowest contract charge 0.95% Class B         $12.90            --                 --             --         2.79%
         Highest contract charge 1.90% Class B        $12.03            --                 --             --         1.78%
         All contract charges                             --        39,823           $493,953           1.41%
2011(s)  Lowest contract charge 0.95% Class B         $12.55            --                 --             --         3.38%
         Highest contract charge 1.90% Class B        $11.82            --                 --             --         2.43%
         All contract charges                             --        41,863           $508,159           3.36%
2010(s)  Lowest contract charge 0.50% Class B         $12.43            --                 --             --         5.79%
         Highest contract charge 1.90% Class B        $11.54            --                 --             --         4.25%
         All contract charges                             --        40,077           $473,013           2.92%
EQ/HIGH YIELD BOND
         Unit Value 1.20% to 1.70%*
   2014  Lowest contract charge 120% Class B          $10.14            --                 --             --         0.70%
         Highest contract charge 1.70% Class B        $10.51            --                 --             --         0.19%
         All contract charges                             --           533           $  5,586           4.19%
   2013  Lowest contract charge 120% Class B (h)      $10.07            --                 --             --         0.80%
         Highest contract charge 1.70% Class B (f)    $10.49            --                 --             --         4.69%
         All contract charges                             --           152           $  1,585           5.16%
EQ/INTERMEDIATE GOVERNMENT BOND
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Class B         $10.07            --                 --             --         0.80%
         Highest contract charge 1.70% Class B        $10.04            --                 --             --        (0.20)%
         All contract charges                             --        12,538           $130,682           0.41%
2013(t)  Lowest contract charge 0.65% Class B         $ 9.99            --                 --             --        (2.25)%
         Highest contract charge 1.70% Class B        $10.06            --                 --             --        (3.36)%
         All contract charges                             --        12,463           $129,739           0.22%
2012(r)  Lowest contract charge 1.30% Class B (e)     $10.54            --                 --             --        (0.09)%
         Highest contract charge 1.70% Class B (e)    $10.41            --                 --             --        (0.38)%
         All contract charges                             --           171           $  1,790           0.50%
2012(s)  Lowest contract charge 0.65% Class B         $10.22            --                 --             --         0.29%
         Highest contract charge 1.90% Class B        $18.54            --                 --             --        (0.91)%
         All contract charges                             --        33,728           $440,306           0.24%
2011(s)  Lowest contract charge 0.95% Class B         $22.86            --                 --             --         4.34%
         Highest contract charge 1.90% Class B        $18.71            --                 --             --         3.26%
         All contract charges                             --        33,208           $447,386           0.43%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                           YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------------
                                                               UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                    UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                    ---------- ----------------- ----------------- -------------- ---------
EQ/INTERMEDIATE GOVERNMENT BOND (CONTINUED)
2010(s)  Lowest contract charge 0.50% Class B         $23.97            --                 --             --         3.72%
         Highest contract charge 1.90% Class B        $18.12            --                 --             --         2.26%
         All contract charges                             --        28,642           $391,601           1.22%
EQ/INTERNATIONAL EQUITY INDEX
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Class A         $11.05            --                 --             --        (7.53)%
         Highest contract charge 1.70% Class A        $11.20            --                 --             --        (8.50)%
         All contract charges                             --         1,362           $ 15,412           4.42%
2013(t)  Lowest contract charge 0.65% Class A         $11.95            --                 --             --        20.71%
         Highest contract charge 1.70% Class A        $12.24            --                 --             --        19.41%
         All contract charges                             --           639           $  7,902           2.96%
2012(r)  Lowest contract charge 1.30% Class A (e)     $10.38            --                 --             --         8.46%
         Highest contract charge 1.70% Class A (e)    $10.25            --                 --             --         8.12%
         All contract charges                             --            72           $    739           6.02%
2012(s)  Lowest contract charge 0.65% Class A         $ 9.90            --                 --             --        15.52%
         Highest contract charge 1.70% Class A        $10.25            --                 --             --        14.27%
         All contract charges                             --           244           $  2,520           3.00%
2011(s)  Lowest contract charge 0.65% Class A (b)     $ 8.57            --                 --             --       (15.48)%
         Highest contract charge 1.70% Class A        $ 8.97            --                 --             --       (13.42)%
         All contract charges                             --           184           $  1,657           2.76%
2010(s)  Lowest contract charge 1.30% Class A         $10.41            --                 --             --         4.10%
         Highest contract charge 1.70% Class A        $10.36            --                 --             --         3.70%
         All contract charges                             --           102           $  1,062           2.24%
EQ/INTERNATIONAL EQUITY INDEX
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Class B         $ 9.31            --                 --             --        (8.00)%
         Highest contract charge 1.25% Class B        $ 9.30            --                 --             --        (8.10)%
         All contract charges                             --           500           $  4,652           4.42%
   2013  Lowest contract charge 1.20% Class B (h)     $10.12            --                 --             --         1.10%
         Highest contract charge 1.25% Class B (h)    $10.12            --                 --             --         1.10%
         All contract charges                             --             4           $     40           2.96%
EQ/INTERNATIONAL ETF
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class A         $11.61            --                 --             --        (8.29)%
         Highest contract charge 1.70% Class A        $11.38            --                 --             --        (8.59)%
         All contract charges                             --           354           $  4,081           2.52%
2013(t)  Lowest contract charge 1.30% Class A         $12.66            --                 --             --        19.10%
         Highest contract charge 1.70% Class A        $12.45            --                 --             --        18.57%
         All contract charges                             --           371           $  4,676           3.75%
2012(r)  Lowest contract charge 1.30% Class A (e)     $10.63            --                 --             --         7.81%
         Highest contract charge 1.70% Class A (e)    $10.50            --                 --             --         7.58%
         All contract charges                             --            53           $    557           5.71%
2012(s)  Lowest contract charge 1.30% Class A         $10.63            --                 --             --        16.30%
         Highest contract charge 1.70% Class A        $10.50            --                 --             --        15.89%
         All contract charges                             --           302           $  3,191           2.92%
2011(s)  Lowest contract charge 1.30% Class A         $ 9.14            --                 --             --       (14.02)%
         Highest contract charge 1.70% Class A        $ 9.06            --                 --             --       (14.37)%
         All contract charges                             --           251           $  2,293           2.55%
2010(s)  Lowest contract charge 1.30% Class A         $10.63            --                 --             --         6.30%
         Highest contract charge 1.70% Class A        $10.58            --                 --             --         5.91%
         All contract charges                             --           125           $  1,330           2.43%
EQ/INVESCO COMSTOCK(L)(M)
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Class A         $17.23            --                 --             --         8.23%
         Highest contract charge 1.70% Class A        $18.52            --                 --             --         7.05%
         All contract charges                             --         1,384           $ 25,986           2.26%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                           YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------------
                                                               UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                    UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                    ---------- ----------------- ----------------- -------------- ---------
EQ/INVESCO COMSTOCK(L)(M) (CONTINUED)
2013(t)  Lowest contract charge 0.65% Class A         $15.92            --                 --             --        34.23%
         Highest contract charge 1.70% Class A        $17.30            --                 --             --        32.77%
         All contract charges                             --           299           $  5,249           4.77%
2012(r)  Lowest contract charge 1.30% Class A (e)     $13.20            --                 --             --         5.43%
         Highest contract charge 1.70% Class A (e)    $13.03            --                 --             --         5.08%
         All contract charges                             --            36           $    472           3.37%
2012(s)  Lowest contract charge 0.65% Class A         $11.86            --                 --             --        17.66%
         Highest contract charge 1.70% Class A        $13.03            --                 --             --        16.44%
         All contract charges                             --           185           $  2,431           1.27%
2011(s)  Lowest contract charge 0.65% Class A (b)     $10.08            --                 --             --        (5.08)%
         Highest contract charge 1.70% Class A        $11.19            --                 --             --        (3.45)%
         All contract charges                             --           142           $  1,598           1.38%
2010(s)  Lowest contract charge 1.30% Class A         $11.64            --                 --             --        14.01%
         Highest contract charge 1.70% Class A        $11.59            --                 --             --        13.52%
         All contract charges                             --            83           $    969           1.26%
EQ/INVESCO COMSTOCK(L)(M)
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class B         $16.68            --                 --             --         7.47%
         Highest contract charge 1.70% Class B        $16.04            --                 --             --         7.00%
         All contract charges                             --           612           $ 10,036           2.26%
2013(t)  Lowest contract charge 1.30% Class B         $15.52            --                 --             --        33.33%
         Highest contract charge 1.70% Class B        $14.99            --                 --             --        32.77%
         All contract charges                             --           192           $  2,939           4.77%
2012(s)  Lowest contract charge 0.95% Class B         $11.97            --                 --             --        17.35%
         Highest contract charge 1.80% Class B        $11.20            --                 --             --        16.30%
         All contract charges                             --        22,874           $262,341           1.27%
2011(s)  Lowest contract charge 0.95% Class B         $10.20            --                 --             --        (2.95)%
         Highest contract charge 1.90% Class B        $ 9.57            --                 --             --        (3.82)%
         All contract charges                             --        24,155           $237,419           1.38%
2010(s)  Lowest contract charge 0.50% Class B         $10.78            --                 --             --        14.56%
         Highest contract charge 1.90% Class B        $ 9.95            --                 --             --        13.07%
         All contract charges                             --        23,369           $237,948           1.26%
EQ/JPMORGAN VALUE OPPORTUNITIES
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Class A         $17.41            --                 --             --        13.64%
         Highest contract charge 1.70% Class A        $18.16            --                 --             --        12.45%
         All contract charges                             --           365           $  6,734           1.09%
2013(t)  Lowest contract charge 0.65% Class A         $15.32            --                 --             --        34.98%
         Highest contract charge 1.70% Class A        $16.15            --                 --             --        33.47%
         All contract charges                             --           371           $  6,078           2.08%
2012(r)  Lowest contract charge 1.30% Class A (e)     $12.25            --                 --             --         3.38%
         Highest contract charge 1.70% Class A (e)    $12.10            --                 --             --         3.15%
         All contract charges                             --            61           $    743           1.87%
2012(s)  Lowest contract charge 0.65% Class A         $11.35            --                 --             --        15.23%
         Highest contract charge 1.70% Class A        $12.10            --                 --             --        14.15%
         All contract charges                             --           292           $  3,573           0.95%
2011(s)  Lowest contract charge 0.65% Class A (b)     $ 9.85            --                 --             --        (8.46)%
         Highest contract charge 1.70% Class A        $10.60            --                 --             --        (6.61)%
         All contract charges                             --           266           $  2,845           1.03%
2010(s)  Lowest contract charge 1.30% Class A         $11.41            --                 --             --        11.21%
         Highest contract charge 1.70% Class A        $11.35            --                 --             --        10.62%
         All contract charges                             --           163           $  1,852           1.32%
EQ/JPMORGAN VALUE OPPORTUNITIES
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class B         $19.85            --                 --             --        12.91%
         Highest contract charge 1.70% Class B        $20.44            --                 --             --        12.43%
         All contract charges                             --           156           $  3,131           1.09%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                           YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------------
                                                               UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                    UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                    ---------- ----------------- ----------------- -------------- ---------
EQ/JPMORGAN VALUE OPPORTUNITIES (CONTINUED)
2013(t)  Lowest contract charge 1.30% Class B         $17.58            --                 --             --        33.99%
         Highest contract charge 1.70% Class B        $18.18            --                 --             --        33.48%
         All contract charges                             --           127           $  2,263           2.08%
2012(s)  Lowest contract charge 0.95% Class B         $15.34            --                 --             --        14.91%
         Highest contract charge 1.90% Class B        $13.19            --                 --             --        13.81%
         All contract charges                             --        17,582           $242,364           0.95%
2011(s)  Lowest contract charge 0.95% Class B         $13.35            --                 --             --        (6.12)%
         Highest contract charge 1.90% Class B        $11.59            --                 --             --        (7.06)%
         All contract charges                             --        19,801           $238,926           1.03%
2010(s)  Lowest contract charge 0.50% Class B         $15.13            --                 --             --        11.74%
         Highest contract charge 1.90% Class B        $12.47            --                 --             --        10.26%
         All contract charges                             --        21,596           $279,401           1.32%
EQ/LARGE CAP GROWTH INDEX
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class A         $19.80            --                 --             --        10.74%
         Highest contract charge 1.70% Class A        $19.39            --                 --             --        10.30%
         All contract charges                             --           993           $ 19,557           1.17%
2013(t)  Lowest contract charge 1.30% Class A         $17.88            --                 --             --        30.80%
         Highest contract charge 1.70% Class A        $17.58            --                 --             --        30.22%
         All contract charges                             --           698           $ 12,399           1.10%
2012(r)  Lowest contract charge 1.30% Class A (e)     $13.67            --                 --             --        (0.44)%
         Highest contract charge 1.70% Class A (e)    $13.50            --                 --             --        (0.66)%
         All contract charges                             --           136           $  1,851           2.54%
2012(s)  Lowest contract charge 1.30% Class A         $13.67            --                 --             --        13.26%
         Highest contract charge 1.70% Class A        $13.50            --                 --             --        12.78%
         All contract charges                             --           408           $  5,559           1.20%
2011(s)  Lowest contract charge 1.30% Class A         $12.07            --                 --             --         1.26%
         Highest contract charge 1.70% Class A        $11.97            --                 --             --         0.93%
         All contract charges                             --           320           $  3,850           0.88%
2010(s)  Lowest contract charge 1.30% Class A         $11.92            --                 --             --        14.73%
         Highest contract charge 1.70% Class A        $11.86            --                 --             --        14.26%
         All contract charges                             --           155           $  1,848           0.97%
EQ/LARGE CAP GROWTH INDEX
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Class B         $11.60            --                 --             --        10.90%
         Highest contract charge 1.25% Class B        $11.59            --                 --             --        10.80%
         All contract charges                             --           278           $  3,223           1.17%
   2013  Lowest contract charge 1.30% Class B (h)     $10.46            --                 --             --         3.87%
         Highest contract charge 1.70% Class B (h)    $10.46            --                 --             --         3.87%
         All contract charges                             --            15           $    157           1.10%
EQ/LARGE CAP VALUE INDEX
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class A         $19.03            --                 --             --        11.16%
         Highest contract charge 1.70% Class A        $18.64            --                 --             --        10.69%
         All contract charges                             --           910           $ 17,135           2.02%
2013(t)  Lowest contract charge 1.30% Class A         $17.12            --                 --             --        29.89%
         Highest contract charge 1.70% Class A        $16.84            --                 --             --        29.34%
         All contract charges                             --           544           $  9,242           1.80%
2012(r)  Lowest contract charge 1.30% Class A (e)     $13.18            --                 --             --         5.27%
         Highest contract charge 1.70% Class A (e)    $13.02            --                 --             --         5.08%
         All contract charges                             --           133           $  1,738           4.46%
2012(s)  Lowest contract charge 1.30% Class A         $13.18            --                 --             --        15.01%
         Highest contract charge 1.70% Class A        $13.02            --                 --             --        14.61%
         All contract charges                             --           195           $  2,563           1.91%
2011(s)  Lowest contract charge 1.30% Class A         $11.46            --                 --             --        (1.38)%
         Highest contract charge 1.70% Class A        $11.36            --                 --             --        (1.73)%
         All contract charges                             --           155           $  1,774           1.77%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                           YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------------
                                                               UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                    UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                    ---------- ----------------- ----------------- -------------- ---------
EQ/LARGE CAP VALUE INDEX (CONTINUED)
2010(s)  Lowest contract charge 1.30% Class A         $11.62            --                 --             --        13.48%
         Highest contract charge 1.70% Class A        $11.56            --                 --             --        12.89%
         All contract charges                             --            82           $    948           1.54%
EQ/LARGE CAP VALUE INDEX
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Class B         $11.58            --                 --             --        11.24%
         Highest contract charge 1.25% Class B        $11.58            --                 --             --        11.24%
         All contract charges                             --           151           $  1,749           2.02%
   2013  Lowest contract charge 1.20% Class B (h)     $10.41            --                 --             --         2.76%
         Highest contract charge 1.25% Class B (h)    $10.41            --                 --             --         2.76%
         All contract charges                             --             7           $     73           1.80%
EQ/LOW VOLATILITY GLOBAL ETF
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Class B         $10.66            --                 --             --         6.92%
         Highest contract charge 1.25% Class B        $10.65            --                 --             --         6.82%
         All contract charges                             --            75           $    798           2.64%
   2013  Lowest contract charge 1.20% Class B (h)     $ 9.97            --                 --             --         0.20%
         Highest contract charge 1.25% Class B (h)    $ 9.97            --                 --             --         0.20%
         All contract charges                             --             5           $     52           1.77%
EQ/MFS INTERNATIONAL GROWTH
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class A         $12.71            --                 --             --        (6.27)%
         Highest contract charge 1.70% Class A        $12.45            --                 --             --        (6.60)%
         All contract charges                             --         1,355           $ 17,105           1.04%
2013(t)  Lowest contract charge 1.30% Class A         $13.56            --                 --             --        12.16%
         Highest contract charge 1.70% Class A        $13.33            --                 --             --        11.74%
         All contract charges                             --         1,117           $ 15,044           1.10%
2012(r)  Lowest contract charge 1.30% Class A (e)     $12.09            --                 --             --         4.86%
         Highest contract charge 1.70% Class A (e)    $11.93            --                 --             --         4.56%
         All contract charges                             --           160           $  1,929           2.50%
2012(s)  Lowest contract charge 1.30% Class A         $12.09            --                 --             --        18.18%
         Highest contract charge 1.70% Class A        $11.93            --                 --             --        17.65%
         All contract charges                             --           454           $  5,463           0.99%
2011(s)  Lowest contract charge 1.30% Class A         $10.23            --                 --             --       (11.66)%
         Highest contract charge 1.70% Class A        $10.14            --                 --             --       (12.06)%
         All contract charges                             --           334           $  3,412           0.64%
2010(s)  Lowest contract charge 1.30% Class A         $11.58            --                 --             --        13.75%
         Highest contract charge 1.70% Class A        $11.53            --                 --             --        13.26%
         All contract charges                             --           126           $  1,453           0.98%
EQ/MFS INTERNATIONAL GROWTH
         Unit Value 1.20% to 1.70%*
   2014  Lowest contract charge 1.20% Class B         $ 9.40            --                 --             --        (6.19)%
         Highest contract charge 1.70% Class B        $15.60            --                 --             --        (6.64)%
         All contract charges                             --           809           $  8,848           1.04%
2013(t)  Lowest contract charge 1.20% Class B (h)     $10.02            --                 --             --         0.50%
         Highest contract charge 1.70% Class B        $16.71            --                 --             --        11.70%
         All contract charges                             --           613           $  7,458           1.10%
2012(s)  Lowest contract charge 1.20% Class B         $15.55            --                 --             --        18.25%
         Highest contract charge 1.80% Class B        $14.84            --                 --             --        17.59%
         All contract charges                             --        31,803           $398,332           0.99%
2011(s)  Lowest contract charge 1.20% Class B         $13.15            --                 --             --       (11.74)%
         Highest contract charge 1.90% Class B        $12.54            --                 --             --       (12.43)%
         All contract charges                             --        30,869           $328,558           0.64%
2010(s)  Lowest contract charge 0.50% Class B         $15.51            --                 --             --        14.38%
         Highest contract charge 1.90% Class B        $14.32            --                 --             --        12.76%
         All contract charges                             --        30,667           $376,915           0.98%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                           YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------------
                                                               UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                    UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                    ---------- ----------------- ----------------- -------------- ---------
EQ/MID CAP INDEX
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class A         $20.54            --                 --             --         7.60%
         Highest contract charge 1.70% Class A        $20.11            --                 --             --         7.14%
         All contract charges                             --         1,672            $34,038           1.03%
2013(t)  Lowest contract charge 1.30% Class A         $19.09            --                 --             --        30.84%
         Highest contract charge 1.70% Class A        $18.77            --                 --             --        30.35%
         All contract charges                             --         1,012            $19,196           1.02%
2012(r)  Lowest contract charge 1.30% Class A (e)     $14.59            --                 --             --         2.67%
         Highest contract charge 1.70% Class A (e)    $14.40            --                 --             --         2.35%
         All contract charges                             --           153            $ 2,219           2.25%
2012(s)  Lowest contract charge 1.30% Class A         $14.59            --                 --             --        15.52%
         Highest contract charge 1.70% Class A        $14.40            --                 --             --        15.02%
         All contract charges                             --           367            $ 5,340           0.99%
2011(s)  Lowest contract charge 1.30% Class A         $12.63            --                 --             --        (3.37)%
         Highest contract charge 1.70% Class A        $12.52            --                 --             --        (3.77)%
         All contract charges                             --           302            $ 3,804           0.61%
2010(s)  Lowest contract charge 1.30% Class A         $13.07            --                 --             --        24.36%
         Highest contract charge 1.70% Class A        $13.01            --                 --             --        23.90%
         All contract charges                             --           185            $ 2,418           0.74%
EQ/MID CAP INDEX
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Class B         $11.12            --                 --             --         7.65%
         Highest contract charge 1.25% Class B        $11.11            --                 --             --         7.66%
         All contract charges                             --           559            $ 6,207           1.03%
   2013  Lowest contract charge 1.20% Class B (h)     $10.33            --                 --             --         3.09%
         Highest contract charge 1.25% Class B (h)    $10.32            --                 --             --         2.99%
         All contract charges                             --            14            $   144           1.02%
EQ/MONEY MARKET
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Class A         $ 9.73            --                 --             --        (0.71)%
         Highest contract charge 1.70% Class A        $ 9.17            --                 --             --        (1.71)%
         All contract charges                             --         5,837            $54,908           0.00%
2013(t)  Lowest contract charge 0.65% Class A         $ 9.80            --                 --             --        (0.61)%
         Highest contract charge 1.70% Class A        $ 9.33            --                 --             --        (1.69)%
         All contract charges                             --         5,649            $54,098           0.00%
2012(r)  Lowest contract charge 1.30% Class A (e)     $ 9.61            --                 --             --        (0.83)%
         Highest contract charge 1.70% Class A (e)    $ 9.49            --                 --             --        (1.15)%
         All contract charges                             --         3,253            $30,995           0.00%
2012(s)  Lowest contract charge 0.65% Class A         $ 9.86            --                 --             --        (0.70)%
         Highest contract charge 1.70% Class A        $ 9.49            --                 --             --        (1.66)%
         All contract charges                             --         2,080            $19,884           0.00%
2011(s)  Lowest contract charge 0.65% Class A (b)     $ 9.93            --                 --             --        (0.60)%
         Highest contract charge 1.70% Class A        $ 9.65            --                 --             --        (1.73)%
         All contract charges                             --         4,907            $47,537           0.01%
2010(s)  Lowest contract charge 1.30% Class A         $ 9.87            --                 --             --        (1.20)%
         Highest contract charge 1.70% Class A        $ 9.82            --                 --             --        (1.60)%
         All contract charges                             --         2,179            $21,441             --
EQ/MONEY MARKET
         Unit Value 0.30% to 1.70%*
   2014  Lowest contract charge 0.30% Class B         $ 9.96            --                 --             --        (0.30)%
         Highest contract charge 1.70% Class B        $25.04            --                 --             --        (1.69)%
         All contract charges                             --         5,879            $60,569           0.00%
2013(t)  Lowest contract charge 1.20% Class B (h)     $ 9.98            --                 --             --        (0.10)%
         Highest contract charge 1.70% Class B        $25.47            --                 --             --        (1.70)%
         All contract charges                             --         2,743            $29,635           0.00%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                           YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------------
                                                               UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                    UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                    ---------- ----------------- ----------------- -------------- ---------
EQ/MONEY MARKET (CONTINUED)
2012(s)  Lowest contract charge 0.00% Class B         $44.43             --                --             --         0.00%
         Highest contract charge 1.90% Class B        $24.30             --                --             --        (1.94)%
         All contract charges                             --        180,902          $645,099           0.00%
2011(s)  Lowest contract charge 0.00% Class B         $44.43             --                --             --         0.00%
         Highest contract charge 1.90% Class B        $24.78             --                --             --        (1.86)%
         All contract charges                             --         85,545          $655,858           0.01%
2010(s)  Lowest contract charge 0.00% Class B         $44.43             --                --             --         0.00%
         Highest contract charge 1.90% Class B        $25.25             --                --             --        (1.90)%
         All contract charges                             --         65,197          $653,462             --
EQ/MORGAN STANLEY MID CAP GROWTH
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Class A         $14.09             --                --             --        (1.40)%
         Highest contract charge 1.70% Class A        $17.20             --                --             --        (2.38)%
         All contract charges                             --          2,193          $ 38,236           0.00%
2013(t)  Lowest contract charge 0.65% Class A         $14.29             --                --             --        37.67%
         Highest contract charge 1.70% Class A        $17.62             --                --             --        36.17%
         All contract charges                             --          1,976          $ 35,165           0.00%
2012(r)  Lowest contract charge 1.30% Class A (e)     $13.10             --                --             --         1.14%
         Highest contract charge 1.70% Class A (e)    $12.94             --                --             --         0.82%
         All contract charges                             --            272          $  3,559           0.97%
2012(s)  Lowest contract charge 0.65% Class A         $10.38             --                --             --         8.01%
         Highest contract charge 1.70% Class A        $12.94             --                --             --         6.94%
         All contract charges                             --          1,342          $ 17,512           0.44%
2011(s)  Lowest contract charge 0.65% Class A (b)     $ 9.61             --                --             --       (11.35)%
         Highest contract charge 1.70% Class A        $12.10             --                --             --        (9.02)%
         All contract charges                             --          1,182          $ 14,382           0.25%
2010(s)  Lowest contract charge 1.30% Class A         $13.36             --                --             --        30.85%
         Highest contract charge 1.70% Class A        $13.30             --                --             --        30.39%
         All contract charges                             --            456          $  6,078           0.12%
EQ/MORGAN STANLEY MID CAP GROWTH
         Unit Value 1.20% to 1.70%*
   2014  Lowest contract charge 1.20% Class B         $10.46             --                --             --        (1.88)%
         Highest contract charge 1.70% Class B        $21.38             --                --             --        (2.42)%
         All contract charges                             --            770          $ 14,709           0.00%
2013(t)  Lowest contract charge 1.20% Class B (h)     $10.66             --                --             --         4.61%
         Highest contract charge 1.70% Class B        $21.91             --                --             --        36.17%
         All contract charges                             --            569          $ 12,387           0.00%
2012(s)  Lowest contract charge 0.95% Class B         $17.05             --                --             --         7.71%
         Highest contract charge 1.90% Class B        $15.84             --                --             --         6.67%
         All contract charges                             --         33,732          $552,320           0.44%
2011(s)  Lowest contract charge 0.95% Class B         $15.83             --                --             --        (8.60)%
         Highest contract charge 1.90% Class B        $14.85             --                --             --        (9.45)%
         All contract charges                             --         36,425          $556,589           0.25%
2010(s)  Lowest contract charge 0.50% Class B         $17.77             --                --             --        31.63%
         Highest contract charge 1.90% Class B        $16.40             --                --             --        29.85%
         All contract charges                             --         36,207          $608,343           0.12%
EQ/NATURAL RESOURCES PLUS
         Unit Value 1.20% to 1.70%*
   2014  Lowest contract charge 1.20% Class B         $ 8.65             --                --             --       (13.84)%
         Highest contract charge 1.70% Class B        $ 8.83             --                --             --       (14.19)%
         All contract charges                             --            157          $  1,387           1.45%
   2013  Lowest contract charge 1.30% Class B (f)     $10.33             --                --             --         3.61%
         Highest contract charge 1.70% Class B (f)    $10.29             --                --             --         3.21%
         All contract charges                             --             38          $    393           1.47%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                           YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------------
                                                               UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                    UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                    ---------- ----------------- ----------------- -------------- ---------
EQ/OPPENHEIMER GLOBAL
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class A         $15.62            --                 --             --         0.45%
         Highest contract charge 1.70% Class A        $15.30            --                 --             --         0.07%
         All contract charges                             --         2,055           $ 31,876           0.58%
2013(t)  Lowest contract charge 1.30% Class A         $15.55            --                 --             --        24.70%
         Highest contract charge 1.70% Class A        $15.29            --                 --             --        24.21%
         All contract charges                             --         1,401           $ 21,649           2.86%
2012(r)  Lowest contract charge 1.30% Class A (e)     $12.47            --                 --             --         8.06%
         Highest contract charge 1.70% Class A (e)    $12.31            --                 --             --         7.79%
         All contract charges                             --           106           $  1,321           1.79%
2012(s)  Lowest contract charge 1.30% Class A         $12.47            --                 --             --        18.88%
         Highest contract charge 1.70% Class A        $12.31            --                 --             --        18.37%
         All contract charges                             --           849           $ 10,536           0.87%
2011(s)  Lowest contract charge 1.30% Class A         $10.49            --                 --             --        (9.65)%
         Highest contract charge 1.70% Class A        $10.40            --                 --             --        (9.96)%
         All contract charges                             --           718           $  7,507           0.78%
2010(s)  Lowest contract charge 1.30% Class A         $11.61            --                 --             --        14.05%
         Highest contract charge 1.70% Class A        $11.55            --                 --             --        13.46%
         All contract charges                             --           264           $  3,054           0.65%
EQ/OPPENHEIMER GLOBAL
         Unit Value 0.30% to 1.70%*
   2014  Lowest contract charge 0.30% Class B         $10.50            --                 --             --         1.45%
         Highest contract charge 1.70% Class B        $13.67            --                 --             --         0.07%
         All contract charges                             --           633           $  8,270           0.58%
2013(t)  Lowest contract charge 1.30% Class B (h)     $10.33            --                 --             --         3.40%
         Highest contract charge 1.70% Class B        $13.66            --                 --             --        24.18%
         All contract charges                             --           416           $  5,762           2.86%
2012(s)  Lowest contract charge 0.95% Class B         $11.54            --                 --             --        19.21%
         Highest contract charge 1.80% Class B        $10.93            --                 --             --        18.16%
         All contract charges                             --        29,044           $323,779           0.87%
2011(s)  Lowest contract charge 0.95% Class B         $ 9.68            --                 --             --        (9.45)%
         Highest contract charge 1.90% Class B        $ 9.20            --                 --             --       (10.33)%
         All contract charges                             --        29,008           $272,754           0.78%
2010(s)  Lowest contract charge 0.50% Class B         $10.90            --                 --             --        14.62%
         Highest contract charge 1.90% Class B        $10.26            --                 --             --        13.00%
         All contract charges                             --        23,163           $241,951           0.65%
EQ/PIMCO GLOBAL REAL RETURN
         Unit Value 1.20% to 1.70%*
   2014  Lowest contract charge 1.20% Class B         $10.31            --                 --             --         6.51%
         Highest contract charge 1.70% Class B        $ 9.88            --                 --             --         6.01%
         All contract charges                             --           455           $  4,558           7.08%
   2013  Lowest contract charge 1.20% Class B (h)     $ 9.68            --                 --             --        (2.22)%
         Highest contract charge 1.70% Class B (f)    $ 9.32            --                 --             --        (6.61)%
         All contract charges                             --           153           $  1,423           0.17%
EQ/PIMCO ULTRA SHORT BOND
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class A         $ 9.60            --                 --             --        (1.34)%
         Highest contract charge 1.70% Class A        $ 9.40            --                 --             --        (1.78)%
         All contract charges                             --         2,340           $ 22,300           0.40%
2013(t)  Lowest contract charge 1.30% Class A         $ 9.73            --                 --             --        (1.32)%
         Highest contract charge 1.70% Class A        $ 9.57            --                 --             --        (1.64)%
         All contract charges                             --         2,328           $ 22,491           0.80%
2012(r)  Lowest contract charge 1.30% Class A (e)     $ 9.86            --                 --             --        (0.20)%
         Highest contract charge 1.70% Class A (e)    $ 9.73            --                 --             --        (0.51)%
         All contract charges                             --           382           $  3,738           0.99%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                           YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------------
                                                               UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                    UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                    ---------- ----------------- ----------------- -------------- ---------
EQ/PIMCO ULTRA SHORT BOND (CONTINUED)
2012(s)  Lowest contract charge 1.30% Class A         $ 9.86             --                 --            --         0.20%
         Highest contract charge 1.70% Class A        $ 9.73             --                 --            --        (0.31)%
         All contract charges                             --          1,581         $   15,504          0.53%
2011(s)  Lowest contract charge 0.65% Class A (b)     $ 9.92             --                 --            --        (0.70)%
         Highest contract charge 1.70% Class A        $ 9.76             --                 --            --        (1.61)%
         All contract charges                             --          1,850         $   18,121          0.51%
2010(s)  Lowest contract charge 1.30% Class A         $ 9.96             --                 --            --        (0.30)%
         Highest contract charge 1.70% Class A        $ 9.92             --                 --            --        (0.60)%
         All contract charges                             --          1,339         $   13,301          0.32%
EQ/PIMCO ULTRA SHORT BOND
         Unit Value 1.20% to 1.70%*
   2014  Lowest contract charge 1.20% Class B         $ 9.84             --                 --            --        (1.30)%
         Highest contract charge 1.70% Class B        $10.06             --                 --            --        (1.85)%
         All contract charges                             --            389         $    3,788          0.40%
2013(t)  Lowest contract charge 1.20% Class B (h)     $ 9.97             --                 --            --        (0.20)%
         Highest contract charge 1.70% Class B        $10.25             --                 --            --        (1.35)%
         All contract charges                             --            228         $    2,227          0.80%
2012(s)  Lowest contract charge 0.95% Class B         $11.04             --                 --            --         0.55%
         Highest contract charge 1.90% Class B        $10.25             --                 --            --        (0.49)%
         All contract charges                             --         99,739         $1,034,575          0.53%
2011(s)  Lowest contract charge 0.95% Class B         $10.98             --                 --            --        (1.17)%
         Highest contract charge 1.90% Class B        $10.30             --                 --            --        (2.09)%
         All contract charges                             --        110,963         $1,151,604          0.51%
2010(s)  Lowest contract charge 0.50% Class B         $11.40             --                 --            --         0.35%
         Highest contract charge 1.90% Class B        $10.52             --                 --            --        (1.03)%
         All contract charges                             --        121,269         $1,281,207          0.32%
EQ/QUALITY BOND PLUS
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class B         $11.11             --                 --            --         1.55%
         Highest contract charge 1.70% Class B        $15.67             --                 --            --         1.16%
         All contract charges                             --          2,077         $   25,065          1.06%
2013(t)  Lowest contract charge 1.30% Class B         $10.94             --                 --            --        (3.53)%
         Highest contract charge 1.70% Class B        $15.49             --                 --            --        (3.97)%
         All contract charges                             --          1,880         $   22,503          0.40%
2012(s)  Lowest contract charge 1.20% Class B         $17.78             --                 --            --         1.43%
         Highest contract charge 1.90% Class B        $15.51             --                 --            --         0.71%
         All contract charges                             --         38,915         $  505,313          0.62%
2011(s)  Lowest contract charge 0.95% Class B         $18.36             --                 --            --         0.27%
         Highest contract charge 1.90% Class B        $15.40             --                 --            --        (0.71)%
         All contract charges                             --         40,402         $  519,876          2.32%
2010(s)  Lowest contract charge 0.50% Class B         $19.80             --                 --            --         5.71%
         Highest contract charge 1.90% Class B        $15.51             --                 --            --         4.23%
         All contract charges                             --         43,644         $  565,217         10.49%
EQ/REAL ESTATE PLUS
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Class B         $10.22             --                 --            --        15.87%
         Highest contract charge 1.70% Class B        $11.06             --                 --            --        14.61%
         All contract charges                             --            522         $    5,787          8.97%
   2013  Lowest contract charge 1.30% Class B (f)     $ 9.68             --                 --            --        (3.39)%
         Highest contract charge 1.70% Class B (f)    $ 9.65             --                 --            --        (3.69)%
         All contract charges                             --            152         $    1,467          3.06%
EQ/SMALL COMPANY INDEX
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class A         $20.38             --                 --            --         3.50%
         Highest contract charge 1.70% Class A        $19.96             --                 --            --         3.10%
         All contract charges                             --          1,162         $   23,463          0.93%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                           YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------------
                                                               UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                    UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                    ---------- ----------------- ----------------- -------------- ---------
EQ/SMALL COMPANY INDEX (CONTINUED)
2013(t)  Lowest contract charge 1.30% Class A         $19.69            --                 --             --        35.61%
         Highest contract charge 1.70% Class A        $19.36            --                 --             --        35.10%
         All contract charges                             --           974           $ 19,005           1.36%
2012(r)  Lowest contract charge 1.30% Class A (e)     $14.52            --                 --             --         3.86%
         Highest contract charge 1.70% Class A (e)    $14.33            --                 --             --         3.54%
         All contract charges                             --           163           $  2,354           3.35%
2012(s)  Lowest contract charge 1.30% Class A         $14.52            --                 --             --        14.06%
         Highest contract charge 1.70% Class A        $14.33            --                 --             --        13.55%
         All contract charges                             --           308           $  4,461           1.49%
2011(s)  Lowest contract charge 1.30% Class A         $12.73            --                 --             --        (5.00)%
         Highest contract charge 1.70% Class A        $12.62            --                 --             --        (5.40)%
         All contract charges                             --           272           $  3,450           0.66%
2010(s)  Lowest contract charge 1.30% Class A         $13.40            --                 --             --        24.54%
         Highest contract charge 1.70% Class A        $13.34            --                 --             --        23.98%
         All contract charges                             --           193           $  2,581           0.97%
EQ/SMALL COMPANY INDEX
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Class B         $10.74            --                 --             --         3.67%
         Highest contract charge 1.25% Class B        $10.73            --                 --             --         3.57%
         All contract charges                             --           249           $  2,679           0.93%
   2013  Lowest contract charge 1.25% Class B (h)     $10.36            --                 --             --         4.75%
         Highest contract charge 1.25% Class B (h)    $10.36            --                 --             --         4.75%
         All contract charges                             --             3           $     34           1.36%
EQ/T. ROWE PRICE GROWTH STOCK
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Class A         $17.41            --                 --             --         7.94%
         Highest contract charge 1.70% Class A        $19.41            --                 --             --         6.82%
         All contract charges                             --         3,388           $ 66,665           0.00%
2013(t)  Lowest contract charge 0.65% Class A         $16.13            --                 --             --        37.04%
         Highest contract charge 1.70% Class A        $18.17            --                 --             --        35.60%
         All contract charges                             --         2,395           $ 44,014           0.00%
2012(r)  Lowest contract charge 1.30% Class A (e)     $13.57            --                 --             --        (0.95)%
         Highest contract charge 1.70% Class A (e)    $13.40            --                 --             --        (1.25)%
         All contract charges                             --           414           $  5,584           0.00%
2012(s)  Lowest contract charge 0.65% Class A         $11.77            --                 --             --        18.17%
         Highest contract charge 1.70% Class A        $13.40            --                 --             --        16.93%
         All contract charges                             --         1,130           $ 15,276             --
2011(s)  Lowest contract charge 0.65% Class A (b)     $ 9.96            --                 --             --        (5.77)%
         Highest contract charge 1.70% Class A        $11.46            --                 --             --        (3.37)%
         All contract charges                             --           889           $ 10,249             --
2010(s)  Lowest contract charge 1.30% Class A         $11.92            --                 --             --        15.17%
         Highest contract charge 1.70% Class A        $11.86            --                 --             --        14.70%
         All contract charges                             --           443           $  5,276             --
EQ/T. ROWE PRICE GROWTH STOCK
         Unit Value 1.20% to 1.70%*
   2014  Lowest contract charge 1.20% Class B         $11.23            --                 --             --         7.26%
         Highest contract charge 1.70% Class B        $24.23            --                 --             --         6.79%
         All contract charges                             --         1,415           $ 19,973           0.00%
2013(t)  Lowest contract charge 1.20% Class B (h)     $10.47            --                 --             --         5.23%
         Highest contract charge 1.70% Class B        $22.69            --                 --             --        35.54%
         All contract charges                             --           933           $ 13,678           0.00%
2012(s)  Lowest contract charge 0.95% Class B         $20.15            --                 --             --        17.77%
         Highest contract charge 1.90% Class B        $15.93            --                 --             --        16.70%
         All contract charges                             --        34,500           $487,982           0.00%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                                 YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------------------------------------
                                                                     UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                          UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                          ---------- ----------------- ----------------- -------------- ---------
EQ/T. ROWE PRICE GROWTH STOCK (CONTINUED)
2011(s)  Lowest contract charge 0.95% Class B               $17.11            --                 --             --        (2.84)%
         Highest contract charge 1.90% Class B              $13.65            --                 --             --        (3.81)%
         All contract charges                                   --        31,860           $385,451             --
2010(s)  Lowest contract charge 0.50% Class B               $19.50            --                 --             --        15.80%
         Highest contract charge 1.90% Class B              $14.19            --                 --             --        14.16%
         All contract charges                                   --        31,081           $396,968             --
EQ/UBS GROWTH & INCOME
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class B               $ 3.43            --                 --             --        12.83%
         Highest contract charge 1.70% Class B              $ 8.18            --                 --             --        12.52%
         All contract charges                                   --           960           $  5,733           0.64%
2013(t)  Lowest contract charge 1.30% Class B               $ 3.04            --                 --             --        33.92%
         Highest contract charge 1.70% Class B              $ 7.27            --                 --             --        33.15%
         All contract charges                                   --           870           $  4,909           1.10%
2012(s)  Lowest contract charge 1.20% Class B               $ 5.86            --                 --             --        11.41%
         Highest contract charge 1.70% Class B              $ 5.46            --                 --             --        10.98%
         All contract charges                                   --        17,570           $ 79,009           0.84%
2011(s)  Lowest contract charge 1.20% Class B               $ 5.26            --                 --             --        (4.01)%
         Highest contract charge 1.70% Class B              $ 4.92            --                 --             --        (4.47)%
         All contract charges                                   --        17,356           $ 70,447           0.80%
2010(s)  Lowest contract charge 0.50% Class B               $ 5.97            --                 --             --        12.64%
         Highest contract charge 1.90% Class B              $ 5.03            --                 --             --        11.04%
         All contract charges                                   --        16,460           $ 70,007           0.72%
EQ/WELLS FARGO OMEGA GROWTH
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class B               $14.50            --                 --             --         2.47%
         Highest contract charge 1.70% Class B              $14.27            --                 --             --         2.00%
         All contract charges                                   --         6,403           $ 97,019           0.00%
2013(t)  Lowest contract charge 1.30% Class B               $14.15            --                 --             --        37.25%
         Highest contract charge 1.70% Class B              $13.99            --                 --             --        36.75%
         All contract charges                                   --         5,150           $ 76,479           0.00%
2012(r)  Lowest contract charge 1.30% Class B (e)           $10.31            --                 --             --        (0.48)%
         Highest contract charge 1.70% Class B (e)          $10.23            --                 --             --        (0.78)%
         All contract charges                                   --           775           $  7,971           0.03%
2012(s)  Lowest contract charge 0.95% Class B               $13.08            --                 --             --        19.23%
         Highest contract charge 1.90% Class B              $11.43            --                 --             --        18.08%
         All contract charges                                   --        43,932           $634,754           0.01%
2011(s)  Lowest contract charge 0.95% Class B               $10.97            --                 --             --        (6.72)%
         Highest contract charge 1.90% Class B              $ 9.68            --                 --             --        (7.63)%
         All contract charges                                   --        40,399           $495,316             --
2010(s)  Lowest contract charge 0.50% Class B               $12.42            --                 --             --        16.73%
         Highest contract charge 1.90% Class B              $10.48            --                 --             --        15.04%
         All contract charges                                   --        31,147           $413,230           0.01%
FEDERATED HIGH INCOME BOND FUND II
         Unit Value 0.30% to 1.25%*
   2014  Lowest contract charge 0.30% Service Class         $10.29            --                 --             --         2.08%
         Highest contract charge 1.25% Service Class        $10.18            --                 --             --         1.19%
         All contract charges                                   --           523           $  5,327           2.87%
   2013  Lowest contract charge 1.20% Service Class (h)     $10.06            --                 --             --         0.70%
         Highest contract charge 1.25% Service Class (h)    $10.06            --                 --             --         0.70%
         All contract charges                                   --            11           $    108           0.00%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                               YEARS ENDED DECEMBER 31,
                                                        ---------------------------------------------------------------------
                                                                   UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                        UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                        ---------- ----------------- ----------------- -------------- ---------
FEDERATED KAUFMANN FUND II
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Service Class       $11.42            --                 --             --         8.14%
         Highest contract charge 1.25% Service Class      $11.42            --                 --             --         8.14%
         All contract charges                                 --            66           $    761           0.00%
   2013  Lowest contract charge 1.20% Service Class (h)   $10.56            --                 --             --         5.39%
         Highest contract charge 1.25% Service
          Class (h)                                       $10.56            --                 --             --         5.39%
         All contract charges                                 --             1           $      5           0.00%
FIDELITY(R) VIP ASSET MANAGER : GROWTH PORTFOLIO
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Service Class 2     $15.48            --                 --             --         4.17%
         Highest contract charge 1.70% Service Class 2    $15.16            --                 --             --         3.76%
         All contract charges                                 --            59           $    926           0.63%
2013(t)  Lowest contract charge 0.65% Service Class 2     $13.05            --                 --             --        21.28%
         Highest contract charge 1.70% Service Class 2    $14.61            --                 --             --        20.05%
         All contract charges                                 --            79           $  1,146           0.73%
2012(s)  Lowest contract charge 0.65% Service Class 2     $10.76            --                 --             --        14.35%
         Highest contract charge 1.70% Service Class 2    $12.17            --                 --             --        13.10%
         All contract charges                                 --            80           $    956           1.16%
2011(s)  Lowest contract charge 1.30% Service Class 2     $10.85            --                 --             --        (7.66)%
         Highest contract charge 1.70% Service Class 2    $10.76            --                 --             --        (8.03)%
         All contract charges                                 --            74           $    801           1.43%
2010(s)  Lowest contract charge 1.30% Service Class 2     $11.75            --                 --             --        14.52%
         Highest contract charge 1.70% Service Class 2    $11.70            --                 --             --        14.04%
         All contract charges                                 --            66           $    773           1.41%
FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO
         Unit Value 0.30% to 1.70%*
   2014  Lowest contract charge 0.30% Service Class 2     $11.66            --                 --             --        11.26%
         Highest contract charge 1.70% Service Class 2    $18.37            --                 --             --         9.80%
         All contract charges                                 --         5,992           $107,411           0.87%
2013(t)  Lowest contract charge 0.65% Service Class 2     $15.10            --                 --             --        30.17%
         Highest contract charge 1.70% Service Class 2    $16.73            --                 --             --        28.69%
         All contract charges                                 --         4,352           $ 73,472           1.00%
2012(r)  Lowest contract charge 1.30% Service
          Class 2 (e)                                     $13.17            --                 --             --         2.09%
         Highest contract charge 1.70% Service
          Class 2 (e)                                     $13.00            --                 --             --         1.80%
         All contract charges                                 --           600           $  7,870           2.45%
2012(s)  Lowest contract charge 0.65% Service Class 2     $11.60            --                 --             --        15.31%
         Highest contract charge 1.70% Service Class 2    $13.00            --                 --             --        14.14%
         All contract charges                                 --         2,363           $ 30,986           1.18%
2011(s)  Lowest contract charge 0.65% Service Class 2
          (b)                                             $10.06            --                 --             --        (6.68)%
         Highest contract charge 1.70% Service Class 2    $11.39            --                 --             --        (4.37)%
         All contract charges                                 --         2,017           $ 23,085           1.01%
2010(s)  Lowest contract charge 1.30% Service Class 2     $11.97            --                 --             --        15.43%
         Highest contract charge 1.70% Service Class 2    $11.91            --                 --             --        14.85%
         All contract charges                                 --         1,053           $ 12,580           2.01%
FIDELITY(R) VIP FREEDOM 2015 PORTFOLIO
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Service Class 2     $12.33            --                 --             --         3.09%
         Highest contract charge 1.70% Service Class 2    $12.14            --                 --             --         2.71%
         All contract charges                                 --            67           $    825           1.29%
2013(t)  Lowest contract charge 1.30% Service Class 2     $11.96            --                 --             --        12.62%
         Highest contract charge 1.70% Service Class 2    $11.82            --                 --             --        12.14%
         All contract charges                                 --            77           $    904           1.56%
2012(s)  Lowest contract charge 1.30% Service Class 2     $10.62            --                 --             --        10.40%
         Highest contract charge 1.70% Service Class 2    $10.54            --                 --             --        10.02%
         All contract charges                                 --            71           $    745           1.91%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                               YEARS ENDED DECEMBER 31,
                                                        ---------------------------------------------------------------------
                                                                   UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                        UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                        ---------- ----------------- ----------------- -------------- ---------
FIDELITY(R) VIP FREEDOM 2015 PORTFOLIO (CONTINUED)
2011(s)  Lowest contract charge 1.30% Service
          Class 2 (b)                                     $ 9.62            --                 --             --        (3.90)%
         Highest contract charge 1.70% Service
          Class 2 (b)                                     $ 9.58            --                 --             --        (4.30)%
         All contract charges                                 --            46            $   442           2.91%
FIDELITY(R) VIP FREEDOM 2020 PORTFOLIO
         Unit Value 1.30% to 1.65%*
   2014  Lowest contract charge 1.30% Service Class 2     $12.49            --                 --             --         3.22%
         Highest contract charge 1.65% Service Class 2    $12.32            --                 --             --         2.84%
         All contract charges                                 --            56            $   702           1.34%
2013(t)  Lowest contract charge 1.30% Service Class 2     $12.10            --                 --             --        14.15%
         Highest contract charge 1.65% Service Class 2    $11.98            --                 --             --        13.77%
         All contract charges                                 --            62            $   747           1.60%
2012(s)  Lowest contract charge 1.30% Service Class 2     $10.60            --                 --             --        11.58%
         Highest contract charge 1.65% Service Class 2    $10.53            --                 --             --        11.19%
         All contract charges                                 --            66            $   686           2.02%
2011(s)  Lowest contract charge 1.30% Service
          Class 2 (b)                                     $ 9.50            --                 --             --        (5.00)%
         Highest contract charge 1.65% Service
          Class 2 (b)                                     $ 9.47            --                 --             --        (5.30)%
         All contract charges                                 --            48            $   455           5.03%
FIDELITY(R) VIP FREEDOM 2025 PORTFOLIO
         Unit Value 1.30% to 1.65%*
   2014  Lowest contract charge 1.30% Service Class 2     $12.95            --                 --             --         3.43%
         Highest contract charge 1.65% Service Class 2    $12.77            --                 --             --         3.07%
         All contract charges                                 --            70            $   916           1.39%
2013(t)  Lowest contract charge 1.30% Service Class 2     $12.52            --                 --             --        18.22%
         Highest contract charge 1.65% Service Class 2    $12.39            --                 --             --        17.78%
         All contract charges                                 --            73            $   907           1.85%
2012(s)  Lowest contract charge 1.30% Service Class 2     $10.59            --                 --             --        13.26%
         Highest contract charge 1.65% Service Class 2    $10.52            --                 --             --        12.88%
         All contract charges                                 --            33            $   359           2.07%
2011(s)  Lowest contract charge 1.30% Service
          Class 2 (b)                                     $ 9.35            --                 --             --        (6.41)%
         Highest contract charge 1.65% Service
          Class 2 (b)                                     $ 9.32            --                 --             --        (6.71)%
         All contract charges                                 --            13            $   118           5.69%
FIDELITY(R) VIP FREEDOM 2030 PORTFOLIO
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Service Class 2     $13.06            --                 --             --         3.32%
         Highest contract charge 1.70% Service Class 2    $12.86            --                 --             --         2.96%
         All contract charges                                 --            64            $   840           1.76%
2013(t)  Lowest contract charge 1.30% Service Class 2     $12.64            --                 --             --        19.81%
         Highest contract charge 1.65% Service Class 2    $12.51            --                 --             --        19.37%
         All contract charges                                 --            49            $   614           1.73%
2012(s)  Lowest contract charge 1.30% Service Class 2     $10.55            --                 --             --        13.69%
         Highest contract charge 1.65% Service Class 2    $10.48            --                 --             --        13.30%
         All contract charges                                 --            31            $   322           2.22%
2011(s)  Lowest contract charge 1.30% Service
          Class 2 (b)                                     $ 9.28            --                 --             --        (6.92)%
         Highest contract charge 1.65% Service
          Class 2 (b)                                     $ 9.25            --                 --             --        (7.22)%
         All contract charges                                 --            18            $   168           4.18%
FIDELITY(R) VIP MID CAP PORTFOLIO
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Service Class 2     $14.56            --                 --             --         5.35%
         Highest contract charge 1.70% Service Class 2    $17.66            --                 --             --         4.25%
         All contract charges                                 --         2,761            $47,363           0.02%
2013(t)  Lowest contract charge 0.65% Service Class 2     $13.82            --                 --             --        34.96%
         Highest contract charge 1.70% Service Class 2    $16.94            --                 --             --        33.60%
         All contract charges                                 --         1,859            $31,753           0.33%
2012(r)  Lowest contract charge 1.30% Service
          Class 2 (e)                                     $12.84            --                 --             --         1.10%
         Highest contract charge 1.70% Service
          Class 2 (e)                                     $12.68            --                 --             --         0.79%
         All contract charges                                 --           217            $ 2,768           0.84%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                               YEARS ENDED DECEMBER 31,
                                                        ---------------------------------------------------------------------
                                                                   UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                        UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                        ---------- ----------------- ----------------- -------------- ---------
FIDELITY(R) VIP MID CAP PORTFOLIO (CONTINUED)
2012(s)  Lowest contract charge 0.65% Service Class 2     $10.24            --                 --             --        13.78%
         Highest contract charge 1.70% Service Class 2    $12.68            --                 --             --        12.61%
         All contract charges                                 --           995            $12,716           0.40%
2011(s)  Lowest contract charge 0.65% Service
          Class 2 (b)                                     $ 9.00            --                 --             --       (12.54)%
         Highest contract charge 1.70% Service Class 2    $11.26            --                 --             --       (12.37)%
         All contract charges                                 --           890            $10,073           0.03%
2010(s)  Lowest contract charge 1.30% Service Class 2     $12.91            --                 --             --        26.94%
         Highest contract charge 1.70% Service Class 2    $12.85            --                 --             --        26.35%
         All contract charges                                 --           417            $ 5,377           0.33%
FIDELITY(R) VIP STRATEGIC INCOME PORTFOLIO
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Service Class 2     $11.35            --                 --             --         2.71%
         Highest contract charge 1.70% Service Class 2    $12.07            --                 --             --         1.68%
         All contract charges                                 --         4,647            $54,833           3.55%
2013(t)  Lowest contract charge 1.30% Service
          Class 2 (h)                                     $ 9.94            --                 --             --        (0.10)%
         Highest contract charge 1.70% Service Class 2    $11.87            --                 --             --        (1.66)%
         All contract charges                                 --         3,045            $36,493           4.28%
2012(r)  Lowest contract charge 1.30% Service
          Class 2 (e)                                     $12.23            --                 --             --         4.80%
         Highest contract charge 1.70% Service
          Class 2 (e)                                     $12.07            --                 --             --         4.50%
         All contract charges                                 --           499            $ 6,081           7.15%
2012(s)  Lowest contract charge 1.30% Service Class 2     $12.23            --                 --             --         8.81%
         Highest contract charge 1.70% Service Class 2    $12.07            --                 --             --         8.35%
         All contract charges                                 --         2,015            $24,501           3.66%
2011(s)  Lowest contract charge 1.30% Service
          Class 2 (b)                                     $11.24            --                 --             --         3.12%
         Highest contract charge 1.70% Service Class 2    $11.14            --                 --             --         2.67%
         All contract charges                                 --         1,512            $16,925           5.63%
2010(s)  Lowest contract charge 1.30% Service Class 2     $10.90            --                 --             --         7.50%
         Highest contract charge 1.70% Service Class 2    $10.85            --                 --             --         7.11%
         All contract charges                                 --           631            $ 6,871          10.45%
FIRST TRUST MULTI INCOME ALLOCATION PORTFOLIO
         Unit Value 1.20% to 1.70%*
   2014  Lowest contract charge 1.20% Class I Shares
          (j)                                             $10.16            --                 --             --         2.11%
         Highest contract charge 1.70% Class I
          Shares (j)                                      $10.13            --                 --             --         1.81%
         All contract charges                                 --            54            $   558           1.33%
FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION
PORTFOLIO
         Unit Value 1.20% to 1.70%*
   2014  Lowest contract charge 1.20% Class I Shares      $11.01            --                 --             --         8.69%
         Highest contract charge 1.70% Class I Shares     $12.37            --                 --             --         8.13%
         All contract charges                                 --           795            $ 9,688           0.96%
   2013  Lowest contract charge 1.20% Class I
          Shares (h)                                      $10.13            --                 --             --         1.10%
         Highest contract charge 1.70% Class I Shares     $11.44            --                 --             --        10.85%
         All contract charges                                 --           324            $ 3,696           1.72%
   2012  Lowest contract charge 1.30% Class I Shares
          (e)                                             $10.35            --                 --             --         3.50%
         Highest contract charge 1.70% Class I Shares
          (e)                                             $10.32            --                 --             --         3.30%
         All contract charges                                 --            55            $   575           2.79%
FRANKLIN FOUNDING FUNDS ALLOCATION VIP FUND
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Class 2             $14.20            --                 --             --         2.23%
         Highest contract charge 1.70% Class 2            $14.28            --                 --             --         1.13%
         All contract charges                                 --         1,440            $19,384           2.72%
2013(t)  Lowest contract charge 1.20% Class 2 (h)         $10.23            --                 --             --         1.49%
         Highest contract charge 1.70% Class 2            $14.12            --                 --             --        21.62%
         All contract charges                                 --           641            $ 9,134          11.93%
2012(r)  Lowest contract charge 1.30% Class 2 (e)         $11.75            --                 --             --         6.92%
         Highest contract charge 1.65% Class 2 (e)        $11.62            --                 --             --         6.61%
         All contract charges                                 --            27            $   321           0.00%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                                YEARS ENDED DECEMBER 31,
                                                         ---------------------------------------------------------------------
                                                                    UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                         UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                         ---------- ----------------- ----------------- -------------- ---------
FRANKLIN FOUNDING FUNDS ALLOCATION VIP FUND (CONTINUED)
2012(s)     Lowest contract charge 1.30% Class 2           $11.75            --                 --             --        13.86%
            Highest contract charge 1.70% Class 2          $11.61            --                 --             --        13.38%
            All contract charges                               --           158            $ 1,847           2.77%
2011(s)     Lowest contract charge 1.30% Class 2           $10.32            --                 --             --        (2.82)%
            Highest contract charge 1.70% Class 2          $10.24            --                 --             --        (3.21)%
            All contract charges                               --           141            $ 1,446           0.01%
2010(s)     Lowest contract charge 1.30% Class 2 (a)       $10.62            --                 --             --         9.82%
            Highest contract charge 1.70% Class 2 (a)      $10.58            --                 --             --         9.41%
            All contract charges                               --           104            $ 1,103           5.07%
FRANKLIN INCOME VIP FUND
            Unit Value 0.65% to 1.70%*
   2014     Lowest contract charge 0.65% Class 2           $13.55            --                 --             --         3.91%
            Highest contract charge 1.70% Class 2          $13.90            --                 --             --         2.81%
            All contract charges                               --         5,180            $66,764           4.72%
2013(t)     Lowest contract charge 1.30% Class 2           $13.04            --                 --             --        13.19%
            Highest contract charge 1.70% Class 2          $13.52            --                 --             --        12.01%
            All contract charges                               --         2,211            $29,986           5.98%
2012(r)     Lowest contract charge 1.30% Class 2 (e)       $12.22            --                 --             --         6.26%
            Highest contract charge 1.70% Class 2 (e)      $12.07            --                 --             --         5.88%
            All contract charges                               --           322            $ 3,901           0.53%
2012(s)     Lowest contract charge 1.30% Class 2           $12.22            --                 --             --        11.19%
            Highest contract charge 1.70% Class 2          $12.07            --                 --             --        10.73%
            All contract charges                               --           796            $ 9,655           6.60%
2011(s)     Lowest contract charge 1.30% Class 2           $10.99            --                 --             --         1.10%
            Highest contract charge 1.70% Class 2          $10.90            --                 --             --         0.65%
            All contract charges                               --           577            $ 6,314           5.60%
2010(s)     Lowest contract charge 1.30% Class 2 (a)       $10.87            --                 --             --        11.49%
            Highest contract charge 1.70% Class 2 (a)      $10.83            --                 --             --        11.08%
            All contract charges                               --           352            $ 3,815           2.89%
FRANKLIN MUTUAL SHARES VIP FUND
            Unit Value 1.20% to 1.70%*
   2014     Lowest contract charge 1.20% Class 2           $10.92            --                 --             --         5.81%
            Highest contract charge 1.70% Class 2          $15.51            --                 --             --         5.30%
            All contract charges                               --           869            $13,443           2.07%
2013(t)     Lowest contract charge 1.20% Class 2 (h)       $10.32            --                 --             --         2.18%
            Highest contract charge 1.70% Class 2          $14.73            --                 --             --        26.11%
            All contract charges                               --           730            $10,864           2.26%
2012(r)     Lowest contract charge 1.30% Class 2 (e)       $11.83            --                 --             --         5.06%
            Highest contract charge 1.65% Class 2 (e)      $11.70            --                 --             --         4.74%
            All contract charges                               --            74            $   870           2.03%
2012(s)     Lowest contract charge 1.30% Class 2           $11.83            --                 --             --        12.77%
            Highest contract charge 1.70% Class 2          $11.68            --                 --             --        12.31%
            All contract charges                               --           594            $ 6,988           2.13%
2011(s)     Lowest contract charge 1.30% Class 2           $10.49            --                 --             --        (2.33)%
            Highest contract charge 1.70% Class 2          $10.40            --                 --             --        (2.80)%
            All contract charges                               --           539            $ 5,643           2.86%
2010(s)     Lowest contract charge 1.30% Class 2 (a)       $10.74            --                 --             --        10.84%
            Highest contract charge 1.70% Class 2 (a)      $10.70            --                 --             --        10.42%
            All contract charges                               --           146            $ 1,562           1.66%
FRANKLIN RISING DIVIDENDS VIP FUND
            Unit Value 0.30% to 1.70%*
   2014     Lowest contract charge 0.30% Class 2           $11.19            --                 --             --         8.43%
            Highest contract charge 1.70% Class 2          $12.74            --                 --             --         6.88%
            All contract charges                               --         3,177            $39,577           1.29%
   2013     Lowest contract charge 1.20% Class 2 (h)       $10.31            --                 --             --         1.78%
            Highest contract charge 1.70% Class 2 (f)      $11.92            --                 --             --        18.61%
            All contract charges                               --         1,457            $17,336           0.56%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                                  YEARS ENDED DECEMBER 31,
                                                           -------------------------------------------------------------
                                                                      UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT
                                                           UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO**
                                                           ---------- ----------------- ----------------- --------------
FRANKLIN STRATEGIC INCOME VIP FUND
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class 2                $12.84            --                 --             --
         Highest contract charge 1.70% Class 2               $12.57            --                 --             --
         All contract charges                                    --         4,121            $52,504           5.75%
2013(t)  Lowest contract charge 1.30% Class 2                $12.77            --                 --             --
         Highest contract charge 1.70% Class 2               $12.55            --                 --             --
         All contract charges                                    --         2,705            $34,333           6.10%
2012(r)  Lowest contract charge 1.30% Class 2 (e)            $12.52            --                 --             --
         Highest contract charge 1.70% Class 2 (e)           $12.36            --                 --             --
         All contract charges                                    --           384            $ 4,770           1.55%
2012(s)  Lowest contract charge 0.65% Class 2                $11.33            --                 --             --
         Highest contract charge 1.70% Class 2               $12.36            --                 --             --
         All contract charges                                    --         1,359            $16,935           7.04%
2011(s)  Lowest contract charge 1.30% Class 2                $11.25            --                 --             --
         Highest contract charge 1.70% Class 2               $11.15            --                 --             --
         All contract charges                                    --         1,039            $11,646           5.65%
2010(s)  Lowest contract charge 1.30% Class 2                $11.11            --                 --             --
         Highest contract charge 1.70% Class 2               $11.06            --                 --             --
         All contract charges                                    --           440            $ 4,880           3.69%
GOLDMAN SACHS VIT MID CAP VALUE FUND
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Service Shares         $17.03            --                 --             --
         Highest contract charge 1.70% Service Shares        $19.87            --                 --             --
         All contract charges                                    --         1,494            $30,097           0.90%
2013(t)  Lowest contract charge 0.65% Service Shares         $15.13            --                 --             --
         Highest contract charge 1.70% Service Shares        $17.84            --                 --             --
         All contract charges                                    --         1,090            $19,669           0.74%
2012(r)  Lowest contract charge 1.30% Service Shares (e)     $13.87            --                 --             --
         Highest contract charge 1.70% Service Shares (e)    $13.69            --                 --             --
         All contract charges                                    --           131            $ 1,798           2.06%
2012(s)  Lowest contract charge 0.65% Service Shares         $11.49            --                 --             --
         Highest contract charge 1.70% Service Shares        $13.69            --                 --             --
         All contract charges                                    --           597            $ 8,245           0.98%
2011(s)  Lowest contract charge 0.65% Service Shares (b)     $ 9.79            --                 --             --
         Highest contract charge 1.70% Service Shares        $11.79            --                 --             --
         All contract charges                                    --           542            $ 6,426           0.75%
2010(s)  Lowest contract charge 1.30% Service Shares         $12.90            --                 --             --
         Highest contract charge 1.70% Service Shares        $12.84            --                 --             --
         All contract charges                                    --           243            $ 3,129           1.08%
GUGGENHEIM VT GLOBAL MANAGED FUTURES STRATEGY FUND
         Unit Value 1.20% to 1.70%*
   2014  Lowest contract charge 1.20% Common Shares          $11.53            --                 --             --
         Highest contract charge 1.70% Common Shares         $ 8.68            --                 --             --
         All contract charges                                    --           122            $ 1,204           0.00%
2013(t)  Lowest contract charge 1.20% Common Shares (h)      $10.42            --                 --             --
         Highest contract charge 1.70% Common Shares         $ 7.88            --                 --             --
         All contract charges                                    --            75            $   604           0.00%
2012(s)  Lowest contract charge 1.30% Common Shares          $ 7.87            --                 --             --
         Highest contract charge 1.70% Common Shares         $ 7.81            --                 --             --
         All contract charges                                    --            83            $   646           0.00%
2011(s)  Lowest contract charge 1.30% Common Shares (b)      $ 8.98            --                 --             --
         Highest contract charge 1.70% Common Shares (b)     $ 8.95            --                 --             --
         All contract charges                                    --            41            $   371             --

--------
  TOTAL
RETURN***
---------

Unit Value 1.30% to 1.70%*
Lowest contract charge 1.30% Class 2                 0.55%
Highest contract charge 1.70% Class 2                0.16%
All contract charges
Lowest contract charge 1.30% Class 2                 2.00%
Highest contract charge 1.70% Class 2                1.54%
All contract charges
Lowest contract charge 1.30% Class 2 (e)             5.65%
Highest contract charge 1.70% Class 2 (e)            5.37%
All contract charges
Lowest contract charge 0.65% Class 2                11.96%
Highest contract charge 1.70% Class 2               10.85%
All contract charges
Lowest contract charge 1.30% Class 2                 1.26%
Highest contract charge 1.70% Class 2                0.81%
All contract charges
Lowest contract charge 1.30% Class 2                 9.46%
Highest contract charge 1.70% Class 2                8.97%
All contract charges

Unit Value 0.65% to 1.70%*
Lowest contract charge 0.65% Service Shares         12.56%
Highest contract charge 1.70% Service Shares        11.38%
All contract charges
Lowest contract charge 0.65% Service Shares         31.68%
Highest contract charge 1.70% Service Shares        30.31%
All contract charges
Lowest contract charge 1.30% Service Shares (e)      4.68%
Highest contract charge 1.70% Service Shares (e)     4.42%
All contract charges
Lowest contract charge 0.65% Service Shares         17.36%
Highest contract charge 1.70% Service Shares        16.12%
All contract charges
Lowest contract charge 0.65% Service Shares (b)    (10.35)%
Highest contract charge 1.70% Service Shares        (8.18)%
All contract charges
Lowest contract charge 1.30% Service Shares         23.09%
Highest contract charge 1.70% Service Shares        22.64%
All contract charges

Unit Value 1.20% to 1.70%*
Lowest contract charge 1.20% Common Shares          10.65%
Highest contract charge 1.70% Common Shares         10.15%
All contract charges
Lowest contract charge 1.20% Common Shares (h)       3.17%
Highest contract charge 1.70% Common Shares          0.90%
All contract charges
Lowest contract charge 1.30% Common Shares         (12.36)%
Highest contract charge 1.70% Common Shares        (12.74)%
All contract charges
Lowest contract charge 1.30% Common Shares (b)      (9.38)%
Highest contract charge 1.70% Common Shares (b)     (9.69)%
All contract charges

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                               YEARS ENDED DECEMBER 31,
                                                        ---------------------------------------------------------------------
                                                                   UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                        UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                        ---------- ----------------- ----------------- -------------- ---------
GUGGENHEIM VT MULTI-HEDGE STRATEGIES FUND
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Common Shares       $ 9.76           --                  --             --         3.28%
         Highest contract charge 1.70% Common Shares      $ 9.60           --                  --             --         2.78%
         All contract charges                                 --           84             $   814           0.00%
2013(t)  Lowest contract charge 1.30% Common Shares       $ 9.45           --                  --             --         0.43%
         Highest contract charge 1.70% Common Shares      $ 9.34           --                  --             --         0.00%
         All contract charges                                 --           81             $   768           0.00%
2012(s)  Lowest contract charge 1.30% Common Shares       $ 9.41           --                  --             --         0.11%
         Highest contract charge 1.70% Common Shares      $ 9.34           --                  --             --        (0.11)%
         All contract charges                                 --           60             $   565           0.58%
HARTFORD CAPITAL APPRECIATION HLS FUND
         Unit Value 1.20% to 1.70%*
   2014  Lowest contract charge 1.20% Class IC (j)        $10.14           --                  --             --         1.91%
         Highest contract charge 1.70% Class IC (j)       $10.11           --                  --             --         1.61%
         All contract charges                                 --          171             $ 1,727           1.82%
HARTFORD GROWTH OPPORTUNITIES HLS FUND
         Unit Value 1.20% to 1.70%*
   2014  Lowest contract charge 1.20% Class IC (j)        $10.80           --                  --             --         8.22%
         Highest contract charge 1.70% Class IC (j)       $10.77           --                  --             --         7.92%
         All contract charges                                 --          149             $ 1,604           0.06%
INVESCO V.I. AMERICAN FRANCHISE FUND
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Series II           $20.24           --                  --             --         6.75%
         Highest contract charge 1.70% Series II          $19.82           --                  --             --         6.33%
         All contract charges                                 --           23             $   441           0.00%
2013(t)  Lowest contract charge 1.30% Series II           $18.96           --                  --             --        37.99%
         Highest contract charge 1.70% Series II          $18.64           --                  --             --        37.36%
         All contract charges                                 --           54             $ 1,013           0.19%
2012(s)  Lowest contract charge 1.30% Series II           $13.74           --                  --             --        (2.90)%
         Highest contract charge 1.70% Series II          $13.57           --                  --             --        (3.07)%
         All contract charges                                 --           28             $   367           0.00%
INVESCO V.I. BALANCED-RISK ALLOCATION FUND
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Series II           $10.25           --                  --             --         4.38%
         Highest contract charge 1.25% Series II          $10.25           --                  --             --         4.38%
         All contract charges                                 --          285             $ 2,918           0.00%
   2013  Lowest contract charge 1.20% Series II (h)       $ 9.82           --                  --             --        (0.61)%
         Highest contract charge 1.25% Series II (h)      $ 9.82           --                  --             --        (0.61)%
         All contract charges                                 --           46             $   448           0.00%
INVESCO V.I. DIVERSIFIED DIVIDEND FUND
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Series II           $17.58           --                  --             --        11.05%
         Highest contract charge 1.70% Series II          $15.36           --                  --             --        10.66%
         All contract charges                                 --          965             $16,416           1.62%
2013(t)  Lowest contract charge 1.30% Series II           $15.83           --                  --             --        29.12%
         Highest contract charge 1.70% Series II          $13.88           --                  --             --        28.52%
         All contract charges                                 --          674             $10,334           2.45%
2012(r)  Lowest contract charge 1.30% Series II (e)       $12.26           --                  --             --         6.52%
         Highest contract charge 1.65% Series II (e)      $10.80           --                  --             --         6.19%
         All contract charges                                 --           79             $   907           1.88%
2012(s)  Lowest contract charge 1.30% Series II           $12.26           --                  --             --        16.76%
         Highest contract charge 1.70% Series II          $12.11           --                  --             --        16.33%
         All contract charges                                 --          179             $ 2,187           2.07%
2011(s)  Lowest contract charge 1.30% Series II           $10.50           --                  --             --        (8.70)%
         Highest contract charge 1.70% Series II          $10.41           --                  --             --        (8.92)%
         All contract charges                                 --          110             $ 1,155           0.14%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                             YEARS ENDED DECEMBER 31,
                                                      ---------------------------------------------------------------------
                                                                 UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                      UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                      ---------- ----------------- ----------------- -------------- ---------
INVESCO V.I. GLOBAL HEALTH CARE FUND
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Series II         $12.51            --                 --             --        17.91%
         Highest contract charge 1.25% Series II        $12.51            --                 --             --        17.91%
         All contract charges                               --            83            $ 1,035           0.00%
   2013  Lowest contract charge 1.20% Series II (h)     $10.61            --                 --             --         4.53%
         Highest contract charge 1.25% Series II (h)    $10.61            --                 --             --         4.53%
         All contract charges                               --            --            $     2           0.00%
INVESCO V.I. GLOBAL REAL ESTATE FUND
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Series II         $13.21            --                 --             --        13.59%
         Highest contract charge 1.70% Series II        $15.36            --                 --             --        12.45%
         All contract charges                               --         4,488            $68,108           1.53%
2013(t)  Lowest contract charge 0.65% Series II         $11.63            --                 --             --         1.84%
         Highest contract charge 1.70% Series II        $13.66            --                 --             --         0.66%
         All contract charges                               --         3,351            $46,150           4.09%
2012(r)  Lowest contract charge 1.30% Series II (e)     $13.74            --                 --             --        10.54%
         Highest contract charge 1.70% Series II (e)    $13.57            --                 --             --        10.24%
         All contract charges                               --           424            $ 5,805           0.53%
2012(s)  Lowest contract charge 0.65% Series II         $11.42            --                 --             --        27.03%
         Highest contract charge 1.70% Series II        $13.57            --                 --             --        25.65%
         All contract charges                               --         1,829            $25,035           0.48%
2011(s)  Lowest contract charge 0.65% Series II (b)     $ 8.99            --                 --             --        (9.28)%
         Highest contract charge 1.70% Series II        $10.80            --                 --             --        (8.24)%
         All contract charges                               --         1,479            $16,049           4.81%
2010(s)  Lowest contract charge 1.30% Series II         $11.83            --                 --             --        15.75%
         Highest contract charge 1.70% Series II        $11.77            --                 --             --        15.17%
         All contract charges                               --           483            $ 5,702           7.92%
INVESCO V.I. HIGH YIELD FUND
         Unit Value 0.30% to 1.70%*
   2014  Lowest contract charge 0.30% Series II         $10.25            --                 --             --         1.28%
         Highest contract charge 1.70% Series II        $11.63            --                 --             --        (0.17)%
         All contract charges                               --         2,245            $25,344           5.18%
2013(t)  Lowest contract charge 0.65% Series II         $12.31            --                 --             --         6.12%
         Highest contract charge 1.70% Series II        $11.65            --                 --             --         4.95%
         All contract charges                               --         1,141            $13,370           5.59%
2012(r)  Lowest contract charge 1.30% Series II (e)     $11.19            --                 --             --         7.80%
         Highest contract charge 1.70% Series II (e)    $11.10            --                 --             --         7.45%
         All contract charges                               --           254            $ 2,826           6.30%
2012(s)  Lowest contract charge 0.65% Series II         $11.60            --                 --             --        16.12%
         Highest contract charge 1.70% Series II        $11.10            --                 --             --        14.91%
         All contract charges                               --           402            $ 4,476           5.97%
2011(s)  Lowest contract charge 0.65% Series II (b)     $ 9.99            --                 --             --        (1.28)%
         Highest contract charge 1.70% Series II (b)    $ 9.66            --                 --             --        (3.69)%
         All contract charges                               --           207            $ 2,006           1.33%
INVESCO V.I. INTERNATIONAL GROWTH FUND
         Unit Value 0.30% to 1.70%*
   2014  Lowest contract charge 0.30% Series II         $10.17            --                 --             --        (0.20)%
         Highest contract charge 1.70% Series II        $13.49            --                 --             --        (1.60)%
         All contract charges                               --         2,657            $35,667           1.51%
2013(t)  Lowest contract charge 0.65% Series II         $12.41            --                 --             --        17.97%
         Highest contract charge 1.70% Series II        $13.71            --                 --             --        16.68%
         All contract charges                               --         1,890            $26,203           1.12%
2012(r)  Lowest contract charge 1.30% Series II (e)     $11.90            --                 --             --         4.11%
         Highest contract charge 1.70% Series II (e)    $11.75            --                 --             --         3.80%
         All contract charges                               --           256            $ 3,037           1.55%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                                YEARS ENDED DECEMBER 31,
                                                         ---------------------------------------------------------------------
                                                                    UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                         UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                         ---------- ----------------- ----------------- -------------- ---------
INVESCO V.I. INTERNATIONAL GROWTH FUND (CONTINUED)
2012(s)  Lowest contract charge 0.65% Series II            $10.52            --                 --             --        14.47%
         Highest contract charge 1.70% Series II           $11.75            --                 --             --        13.31%
         All contract charges                                  --         1,048            $12,413           1.38%
2011(s)  Lowest contract charge 0.65% Series II (b)        $ 9.19            --                 --             --        (9.01)%
         Highest contract charge 1.70% Series II           $10.37            --                 --             --        (8.55)%
         All contract charges                                  --           904            $ 9,432           0.95%
2010(s)  Lowest contract charge 1.30% Series II            $11.40            --                 --             --        11.22%
         Highest contract charge 1.70% Series II           $11.34            --                 --             --        10.63%
         All contract charges                                  --           366            $ 4,164           2.80%
INVESCO V.I. MID CAP CORE EQUITY FUND
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Series II            $15.32            --                 --             --         2.75%
         Highest contract charge 1.70% Series II           $15.01            --                 --             --         2.39%
         All contract charges                                  --           611            $ 9,314           0.00%
2013(t)  Lowest contract charge 1.30% Series II            $14.91            --                 --             --        26.79%
         Highest contract charge 1.70% Series II           $14.66            --                 --             --        26.27%
         All contract charges                                  --           466            $ 6,922           0.56%
2012(r)  Lowest contract charge 1.30% Series II (e)        $11.76            --                 --             --         0.09%
         Highest contract charge 1.70% Series II (e)       $11.61            --                 --             --        (0.17)%
         All contract charges                                  --            60            $   694           0.00%
2012(s)  Lowest contract charge 1.30% Series II            $11.76            --                 --             --         9.19%
         Highest contract charge 1.70% Series II           $11.61            --                 --             --         8.81%
         All contract charges                                  --           278            $ 3,257           0.00%
2011(s)  Lowest contract charge 1.30% Series II            $10.77            --                 --             --        (7.71)%
         Highest contract charge 1.70% Series II           $10.67            --                 --             --        (8.10)%
         All contract charges                                  --           234            $ 2,516           0.10%
2010(s)  Lowest contract charge 1.30% Series II            $11.67            --                 --             --        12.32%
         Highest contract charge 1.70% Series II           $11.61            --                 --             --        11.85%
         All contract charges                                  --           123            $ 1,433           0.49%
INVESCO V.I. SMALL CAP EQUITY FUND
         Unit Value 1.20% to 1.70%*
   2014  Lowest contract charge 1.20% Series II            $10.60            --                 --             --         0.86%
         Highest contract charge 1.70% Series II           $19.76            --                 --             --         0.36%
         All contract charges                                  --           452            $ 8,456           0.00%
2013(t)  Lowest contract charge 1.25% Series II (h)        $10.51            --                 --             --         5.10%
         Highest contract charge 1.70% Series II           $19.69            --                 --             --        34.77%
         All contract charges                                  --           324            $ 6,436           0.00%
2012(r)  Lowest contract charge 1.30% Series II (e)        $14.80            --                 --             --         1.93%
         Highest contract charge 1.70% Series II (e)       $14.61            --                 --             --         1.60%
         All contract charges                                  --            35            $   510           0.00%
2012(s)  Lowest contract charge 1.30% Series II            $14.80            --                 --             --        12.21%
         Highest contract charge 1.70% Series II           $14.61            --                 --             --        11.70%
         All contract charges                                  --           220            $ 3,223           0.00%
2011(s)  Lowest contract charge 1.30% Series II            $13.19            --                 --             --        (2.30)%
         Highest contract charge 1.70% Series II           $13.08            --                 --             --        (2.68)%
         All contract charges                                  --           186            $ 2,442             --
2010(s)  Lowest contract charge 1.30% Series II            $13.50            --                 --             --        26.52%
         Highest contract charge 1.70% Series II           $13.44            --                 --             --        26.08%
         All contract charges                                  --            71            $   950             --
IVY FUNDS VIP ASSET STRATEGY
         Unit Value 0.30% to 1.70%*
   2014  Lowest contract charge 0.30% Common Shares        $ 9.95            --                 --             --        (5.60)%
         Highest contract charge 1.70% Common Shares       $12.05            --                 --             --        (6.88)%
         All contract charges                                  --         4,546            $53,506           0.48%
   2013  Lowest contract charge 1.20% Common Shares (h)    $10.52            --                 --             --         4.26%
         Highest contract charge 1.70% Common Shares       $12.94            --                 --             --        23.00%
         All contract charges                                  --         3,070            $39,895           1.31%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                                 YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------------------------------------
                                                                     UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                          UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                          ---------- ----------------- ----------------- -------------- ---------
IVY FUNDS VIP ASSET STRATEGY (CONTINUED)
2012(r)  Lowest contract charge 1.30% Common Shares (e)     $10.60            --                 --             --         2.51%
         Highest contract charge 1.70% Common Shares (e)    $10.52            --                 --             --         2.33%
         All contract charges                                   --           430            $ 4,541           0.05%
2012(s)  Lowest contract charge 1.30% Common Shares         $10.60            --                 --             --        17.52%
         Highest contract charge 1.70% Common Shares        $10.52            --                 --             --        17.15%
         All contract charges                                   --         1,025            $10,831           1.15%
2011(s)  Lowest contract charge 1.30% Common Shares (b)     $ 9.02            --                 --             --        (9.62)%
         Highest contract charge 1.70% Common Shares (b)    $ 8.98            --                 --             --       (10.02)%
         All contract charges                                   --           718            $ 6,460           0.42%
IVY FUNDS VIP DIVIDEND OPPORTUNITIES
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Common Shares         $15.73            --                 --             --         9.16%
         Highest contract charge 1.70% Common Shares        $16.64            --                 --             --         7.91%
         All contract charges                                   --           967            $16,300           1.14%
2013(t)  Lowest contract charge 0.65% Common Shares         $14.41            --                 --             --        28.78%
         Highest contract charge 1.70% Common Shares        $15.42            --                 --             --        27.44%
         All contract charges                                   --           887            $13,810           1.56%
2012(r)  Lowest contract charge 1.30% Common Shares (e)     $12.25            --                 --             --         0.74%
         Highest contract charge 1.70% Common Shares (e)    $12.10            --                 --             --         0.50%
         All contract charges                                   --            79            $   976           0.02%
2012(s)  Lowest contract charge 1.30% Common Shares         $11.19            --                 --             --        12.35%
         Highest contract charge 1.70% Common Shares        $12.10            --                 --             --        11.21%
         All contract charges                                   --           737            $ 8,977           1.10%
2011(s)  Lowest contract charge 1.30% Common Shares (b)     $ 9.96            --                 --             --        (8.37)%
         Highest contract charge 1.70% Common Shares        $10.88            --                 --             --        (6.29)%
         All contract charges                                   --           696            $ 7,611           0.99%
2010(s)  Lowest contract charge 1.30% Common Shares         $11.66            --                 --             --        14.88%
         Highest contract charge 1.70% Common Shares        $11.61            --                 --             --        14.38%
         All contract charges                                   --           378            $ 4,399           0.51%
IVY FUNDS VIP ENERGY
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Common Shares         $11.40            --                 --             --       (11.15)%
         Highest contract charge 1.70% Common Shares        $12.16            --                 --             --       (12.08)%
         All contract charges                                   --         2,545            $29,366           0.00%
2013(t)  Lowest contract charge 0.65% Common Shares         $12.83            --                 --             --        26.90%
         Highest contract charge 1.70% Common Shares        $13.83            --                 --             --        25.50%
         All contract charges                                   --         1,483            $20,610           0.00%
2012(r)  Lowest contract charge 1.30% Common Shares (e)     $11.16            --                 --             --        (4.04)%
         Highest contract charge 1.70% Common Shares (e)    $11.02            --                 --             --        (4.26)%
         All contract charges                                   --           146            $ 1,627           0.00%
2012(s)  Lowest contract charge 0.65% Common Shares (b)     $10.11            --                 --             --         0.70%
         Highest contract charge 1.70% Common Shares        $11.02            --                 --             --        (0.36)%
         All contract charges                                   --           885            $ 9,829           0.00%
2011(s)  Lowest contract charge 0.65% Common Shares (b)     $10.04            --                 --             --       (12.24)%
         Highest contract charge 1.70% Common Shares        $11.06            --                 --             --       (10.59)%
         All contract charges                                   --           771            $ 8,578             --
2010(s)  Lowest contract charge 1.30% Common Shares         $12.43            --                 --             --        20.45%
         Highest contract charge 1.70% Common Shares        $12.37            --                 --             --        19.86%
         All contract charges                                   --           229            $ 2,846           0.13%
IVY FUNDS VIP GLOBAL NATURAL RESOURCES
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Common Shares         $ 8.14            --                 --             --       (13.68)%
         Highest contract charge 1.70% Common Shares        $ 8.34            --                 --             --       (14.46)%
         All contract charges                                   --         1,383            $11,703           0.00%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                                 YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------------------------------------
                                                                     UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                          UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                          ---------- ----------------- ----------------- -------------- ---------
IVY FUNDS VIP GLOBAL NATURAL RESOURCES (CONTINUED)
2013(t)  Lowest contract charge 0.65% Common Shares         $ 9.43            --                 --             --         7.16%
         Highest contract charge 1.70% Common Shares        $ 9.75            --                 --             --         5.86%
         All contract charges                                   --         1,265           $ 12,480           0.00%
2012(r)  Lowest contract charge 1.30% Common Shares (e)     $ 9.32            --                 --             --        (2.71)%
         Highest contract charge 1.70% Common Shares (e)    $ 9.21            --                 --             --        (2.95)%
         All contract charges                                   --           125           $  1,163           0.00%
2012(s)  Lowest contract charge 0.65% Common Shares         $ 8.80            --                 --             --         1.27%
         Highest contract charge 1.70% Common Shares        $ 9.21            --                 --             --         0.22%
         All contract charges                                   --           915           $  8,490           0.00%
2011(s)  Lowest contract charge 0.65% Common Shares (b)     $ 8.69            --                 --             --       (23.91)%
         Highest contract charge 1.70% Common Shares        $ 9.19            --                 --             --       (22.77)%
         All contract charges                                   --           852           $  7,871             --
2010(s)  Lowest contract charge 1.30% Common Shares         $11.96            --                 --             --        15.56%
         Highest contract charge 1.70% Common Shares        $11.90            --                 --             --        15.09%
         All contract charges                                   --           419           $  5,015             --
IVY FUNDS VIP HIGH INCOME
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Common Shares         $13.82            --                 --             --         1.25%
         Highest contract charge 1.70% Common Shares        $15.26            --                 --             --         0.20%
         All contract charges                                   --         7,208           $111,378           4.62%
2013(t)  Lowest contract charge 0.65% Common Shares         $13.65            --                 --             --         9.81%
         Highest contract charge 1.70% Common Shares        $15.23            --                 --             --         8.63%
         All contract charges                                   --         5,192           $ 79,871           4.69%
2012(r)  Lowest contract charge 1.30% Common Shares (e)     $14.20            --                 --             --         8.31%
         Highest contract charge 1.70% Common Shares (e)    $14.02            --                 --             --         8.01%
         All contract charges                                   --           750           $ 10,591           0.10%
2012(s)  Lowest contract charge 0.65% Common Shares         $12.43            --                 --             --        17.82%
         Highest contract charge 1.70% Common Shares        $14.02            --                 --             --        16.64%
         All contract charges                                   --         2,440           $ 34,450           6.65%
2011(s)  Lowest contract charge 0.65% Common Shares (b)     $10.55            --                 --             --         3.03%
         Highest contract charge 1.70% Common Shares        $12.02            --                 --             --         3.44%
         All contract charges                                   --         1,926           $ 23,256           6.46%
2010(s)  Lowest contract charge 1.30% Common Shares         $11.67            --                 --             --        13.30%
         Highest contract charge 1.70% Common Shares        $11.62            --                 --             --        12.93%
         All contract charges                                   --           778           $  9,066           4.09%
IVY FUNDS VIP MICRO CAP GROWTH
         Unit Value 0.30% to 1.25%*
   2014  Lowest contract charge 0.30% Common Shares         $10.61            --                 --             --        (2.03)%
         Highest contract charge 1.25% Common Shares        $10.49            --                 --             --        (3.05)%
         All contract charges                                   --           147           $  1,549           0.00%
   2013  Lowest contract charge 1.20% Common Shares (h)     $10.82            --                 --             --         8.09%
         Highest contract charge 1.25% Common Shares (h)    $10.82            --                 --             --         8.09%
         All contract charges                                   --             8           $     93           0.00%
IVY FUNDS VIP MID CAP GROWTH
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Common Shares         $20.34            --                 --             --         6.49%
         Highest contract charge 1.70% Common Shares        $19.92            --                 --             --         6.07%
         All contract charges                                   --         2,021           $ 40,843           0.00%
2013(t)  Lowest contract charge 1.30% Common Shares         $19.10            --                 --             --        28.27%
         Highest contract charge 1.70% Common Shares        $18.78            --                 --             --        27.67%
         All contract charges                                   --         1,632           $ 31,006           0.00%
2012(r)  Lowest contract charge 1.30% Common Shares (e)     $14.89            --                 --             --         1.43%
         Highest contract charge 1.70% Common Shares (e)    $14.71            --                 --             --         1.24%
         All contract charges                                   --           218           $  3,233           0.00%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                               YEARS ENDED DECEMBER 31,
                                                        ---------------------------------------------------------------------
                                                                   UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                        UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                        ---------- ----------------- ----------------- -------------- ---------
IVY FUNDS VIP MID CAP GROWTH (CONTINUED)
2012(s)  Lowest contract charge 1.30% Common Shares       $14.89            --                 --             --        12.04%
         Highest contract charge 1.70% Common Shares      $14.71            --                 --             --        11.69%
         All contract charges                                 --           989            $14,647           0.00%
2011(s)  Lowest contract charge 1.30% Common Shares       $13.29            --                 --             --        (1.85)%
         Highest contract charge 1.70% Common Shares      $13.17            --                 --             --        (2.30)%
         All contract charges                                 --           816            $10,801           3.11%
2010(s)  Lowest contract charge 1.30% Common Shares       $13.54            --                 --             --        29.82%
         Highest contract charge 1.70% Common Shares      $13.48            --                 --             --        29.37%
         All contract charges                                 --           328            $ 4,427           0.01%
IVY FUNDS VIP SCIENCE AND TECHNOLOGY
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Common Shares       $19.46            --                 --             --         2.26%
         Highest contract charge 1.70% Common Shares      $21.29            --                 --             --         1.14%
         All contract charges                                 --         2,617            $52,643           0.00%
2013(t)  Lowest contract charge 0.65% Common Shares       $19.03            --                 --             --        55.35%
         Highest contract charge 1.70% Common Shares      $21.05            --                 --             --        53.76%
         All contract charges                                 --         1,768            $37,545           0.00%
2012(r)  Lowest contract charge 1.30% Common Shares (e)   $13.87            --                 --             --         9.38%
         Highest contract charge 1.70% Common
          Shares (e)                                      $13.69            --                 --             --         9.00%
         All contract charges                                 --           231            $ 3,202           0.00%
2012(s)  Lowest contract charge 1.30% Common Shares       $13.87            --                 --             --        26.21%
         Highest contract charge 1.70% Common Shares      $13.69            --                 --             --        25.60%
         All contract charges                                 --           759            $10,481           0.00%
2011(s)  Lowest contract charge 1.30% Common Shares       $10.99            --                 --             --        (7.02)%
         Highest contract charge 1.70% Common Shares      $10.90            --                 --             --        (7.31)%
         All contract charges                                 --           614            $ 6,730           3.30%
2010(s)  Lowest contract charge 1.30% Common Shares       $11.82            --                 --             --        11.30%
         Highest contract charge 1.70% Common Shares      $11.76            --                 --             --        10.84%
         All contract charges                                 --           227            $ 2,680             --
IVY FUNDS VIP SMALL CAP GROWTH
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Common Shares       $17.46            --                 --             --         0.23%
         Highest contract charge 1.70% Common Shares      $17.10            --                 --             --        (0.18)%
         All contract charges                                 --         1,013            $17,562           0.00%
2013(t)  Lowest contract charge 1.30% Common Shares       $17.42            --                 --             --        41.51%
         Highest contract charge 1.70% Common Shares      $17.13            --                 --             --        40.99%
         All contract charges                                 --           837            $14,507           0.00%
2012(r)  Lowest contract charge 1.30% Common Shares (e)   $12.31            --                 --             --        (8.88)%
         Highest contract charge 1.70% Common
          Shares (e)                                      $12.15            --                 --             --        (9.19)%
         All contract charges                                 --            99            $ 1,218           0.00%
2012(s)  Lowest contract charge 1.30% Common Shares       $12.31            --                 --             --         3.79%
         Highest contract charge 1.70% Common Shares      $12.15            --                 --             --         3.32%
         All contract charges                                 --           490            $ 6,003           0.00%
2011(s)  Lowest contract charge 1.30% Common Shares       $11.86            --                 --             --       (11.76)%
         Highest contract charge 1.70% Common Shares      $11.76            --                 --             --       (12.11)%
         All contract charges                                 --           497            $ 5,876           0.82%
2010(s)  Lowest contract charge 1.30% Common Shares       $13.44            --                 --             --        27.15%
         Highest contract charge 1.70% Common Shares      $13.38            --                 --             --        26.70%
         All contract charges                                 --           279            $ 3,472             --
JANUS ASPEN SERIES BALANCED PORTFOLIO
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Service Shares      $10.99            --                 --             --         7.01%
         Highest contract charge 1.25% Service Shares     $10.98            --                 --             --         6.91%
         All contract charges                                 --           398            $ 4,371           1.87%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                                  YEARS ENDED DECEMBER 31,
                                                           -------------------------------------------------------------
                                                                      UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT
                                                           UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO**
                                                           ---------- ----------------- ----------------- --------------
JANUS ASPEN SERIES BALANCED PORTFOLIO (CONTINUED)
   2013  Lowest contract charge 1.20% Service Shares (h)     $10.27            --                 --             --
         Highest contract charge 1.25% Service Shares (h)    $10.27            --                 --             --
         All contract charges                                    --             6            $    62           0.29%
JANUS ASPEN SERIES FLEXIBLE BOND PORTFOLIO
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Service Shares         $10.29            --                 --             --
         Highest contract charge 1.25% Service Shares        $10.28            --                 --             --
         All contract charges                                    --           317            $ 3,256           4.01%
   2013  Lowest contract charge 1.20% Service Shares (h)     $ 9.94            --                 --             --
         Highest contract charge 1.25% Service Shares (h)    $ 9.94            --                 --             --
         All contract charges                                    --            12            $   116           0.73%
JANUS ASPEN SERIES INTECH U.S. LOW VOLATILITY PORTFOLIO
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Service Shares         $11.80            --                 --             --
         Highest contract charge 1.25% Service Shares        $11.80            --                 --             --
         All contract charges                                    --           127            $ 1,494           1.12%
   2013  Lowest contract charge 1.20% Service Shares (h)     $10.15            --                 --             --
         Highest contract charge 1.25% Service Shares (h)    $10.15            --                 --             --
         All contract charges                                    --             3            $    29           0.88%
LAZARD RETIREMENT EMERGING MARKETS EQUITY PORTFOLIO
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Service Shares         $ 9.12            --                 --             --
         Highest contract charge 1.70% Service Shares        $10.83            --                 --             --
         All contract charges                                    --         6,775            $73,877           1.79%
2013(t)  Lowest contract charge 0.65% Service Shares         $ 9.63            --                 --             --
         Highest contract charge 1.70% Service Shares        $11.55            --                 --             --
         All contract charges                                    --         5,679            $66,307           1.56%
2012(r)  Lowest contract charge 1.30% Service Shares (e)     $12.05            --                 --             --
         Highest contract charge 1.70% Service Shares (e)    $11.90            --                 --             --
         All contract charges                                    --           833            $ 9,997           3.48%
2012(s)  Lowest contract charge 0.65% Service Shares         $ 9.81            --                 --             --
         Highest contract charge 1.70% Service Shares        $11.90            --                 --             --
         All contract charges                                    --         3,427            $41,114           1.73%
2011(s)  Lowest contract charge 0.65% Service Shares (b)     $ 8.09            --                 --             --
         Highest contract charge 1.70% Service Shares        $ 9.92            --                 --             --
         All contract charges                                    --         2,736            $27,284           2.67%
2010(s)  Lowest contract charge 1.30% Service Shares         $12.37            --                 --             --
         Highest contract charge 1.70% Service Shares        $12.31            --                 --             --
         All contract charges                                    --         1,064            $13,133           2.91%
LORD ABBETT SERIES FUND - BOND DEBENTURE PORTFOLIO
         Unit Value 0.30% to 1.70%*
   2014  Lowest contract charge 0.30% VC Shares              $10.51            --                 --             --
         Highest contract charge 1.70% VC Shares             $12.09            --                 --             --
         All contract charges                                    --         2,769            $32,620           6.45%
2013(t)  Lowest contract charge 1.20% VC Shares (h)          $10.09            --                 --             --
         Highest contract charge 1.70% VC Shares             $11.79            --                 --             --
         All contract charges                                    --         1,134            $13,390           8.34%
2012(r)  Lowest contract charge 1.30% VC Shares (e)          $11.17            --                 --             --
         Highest contract charge 1.70% VC Shares (e)         $11.08            --                 --             --
         All contract charges                                    --           126            $ 1,400          12.49%
2012(s)  Lowest contract charge 1.30% VC Shares              $11.17            --                 --             --
         Highest contract charge 1.70% VC Shares             $11.08            --                 --             --
         All contract charges                                    --           211            $ 2,337           7.35%
2011(s)  Lowest contract charge 1.30% VC Shares (b)          $10.06            --                 --             --
         Highest contract charge 1.70% VC Shares (b)         $10.02            --                 --             --
         All contract charges                                    --            82            $   827          15.38%

--------
  TOTAL
RETURN***
---------

Lowest contract charge 1.20% Service Shares (h)      2.09%
Highest contract charge 1.25% Service Shares (h)     2.09%
All contract charges

Unit Value 1.20% to 1.25%*
Lowest contract charge 1.20% Service Shares          3.52%
Highest contract charge 1.25% Service Shares         3.42%
All contract charges
Lowest contract charge 1.20% Service Shares (h)     (0.50)%
Highest contract charge 1.25% Service Shares (h)    (0.50)%
All contract charges

Unit Value 1.20% to 1.25%*
Lowest contract charge 1.20% Service Shares         16.26%
Highest contract charge 1.25% Service Shares        16.26%
All contract charges
Lowest contract charge 1.20% Service Shares (h)      0.30%
Highest contract charge 1.25% Service Shares (h)     0.30%
All contract charges

Unit Value 0.65% to 1.70%*
Lowest contract charge 0.65% Service Shares         (5.30)%
Highest contract charge 1.70% Service Shares        (6.23)%
All contract charges
Lowest contract charge 0.65% Service Shares         (1.83)%
Highest contract charge 1.70% Service Shares        (2.94)%
All contract charges
Lowest contract charge 1.30% Service Shares (e)      5.98%
Highest contract charge 1.70% Service Shares (e)     5.68%
All contract charges
Lowest contract charge 0.65% Service Shares         21.26%
Highest contract charge 1.70% Service Shares        19.96%
All contract charges
Lowest contract charge 0.65% Service Shares (b)    (18.03)%
Highest contract charge 1.70% Service Shares       (19.42)%
All contract charges
Lowest contract charge 1.30% Service Shares         21.16%
Highest contract charge 1.70% Service Shares        20.57%
All contract charges

Unit Value 0.30% to 1.70%*
Lowest contract charge 0.30% VC Shares               3.96%
Highest contract charge 1.70% VC Shares              2.54%
All contract charges
Lowest contract charge 1.20% VC Shares (h)           1.00%
Highest contract charge 1.70% VC Shares              6.41%
All contract charges
Lowest contract charge 1.30% VC Shares (e)           5.48%
Highest contract charge 1.70% VC Shares (e)          5.12%
All contract charges
Lowest contract charge 1.30% VC Shares              11.03%
Highest contract charge 1.70% VC Shares             10.58%
All contract charges
Lowest contract charge 1.30% VC Shares (b)           0.10%
Highest contract charge 1.70% VC Shares (b)         (0.30)%
All contract charges

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                                 YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------------------------------------
                                                                     UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                          UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                          ---------- ----------------- ----------------- -------------- ---------
LORD ABBETT SERIES FUND - CLASSIC STOCK PORTFOLIO
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% VC Shares             $13.65            --                 --             --         7.73%
         Highest contract charge 1.70% VC Shares            $13.44            --                 --             --         7.35%
         All contract charges                                   --           372            $ 5,070           0.77%
2013(t)  Lowest contract charge 1.30% VC Shares             $12.67            --                 --             --        28.11%
         Highest contract charge 1.70% VC Shares            $12.52            --                 --             --        27.62%
         All contract charges                                   --           332            $ 4,190           1.17%
2012(r)  Lowest contract charge 1.30% VC Shares (e)         $ 9.89            --                 --             --         0.71%
         Highest contract charge 1.70% VC Shares (e)        $ 9.81            --                 --             --         0.41%
         All contract charges                                   --            82            $   818           2.47%
2012(s)  Lowest contract charge 1.30% VC Shares             $ 9.89            --                 --             --        13.68%
         Highest contract charge 1.70% VC Shares            $ 9.81            --                 --             --        13.15%
         All contract charges                                   --           159            $ 1,552           1.08%
2011(s)  Lowest contract charge 1.30% VC Shares (b)         $ 8.70            --                 --             --       (11.59)%
         Highest contract charge 1.65% VC Shares (b)        $ 8.68            --                 --             --       (11.79)%
         All contract charges                                   --           121            $ 1,050           1.75%
LORD ABBETT SERIES FUND - GROWTH OPPORTUNITIES PORTFOLIO
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% VC Shares             $13.26            --                 --             --         4.66%
         Highest contract charge 1.70% VC Shares            $13.05            --                 --             --         4.23%
         All contract charges                                   --           251            $ 3,311           0.00%
2013(t)  Lowest contract charge 1.30% VC Shares             $12.67            --                 --             --        35.36%
         Highest contract charge 1.70% VC Shares            $12.52            --                 --             --        34.77%
         All contract charges                                   --           192            $ 2,423           0.00%
2012(r)  Lowest contract charge 1.30% VC Shares (e)         $ 9.36            --                 --             --        (3.80)%
         Highest contract charge 1.70% VC Shares (e)        $ 9.29            --                 --             --        (4.03)%
         All contract charges                                   --            29            $   270           0.22%
2012(s)  Lowest contract charge 1.30% VC Shares             $ 9.36            --                 --             --        12.64%
         Highest contract charge 1.70% VC Shares            $ 9.29            --                 --             --        12.20%
         All contract charges                                   --           119            $ 1,105           0.26%
2011(s)  Lowest contract charge 1.30% VC Shares (b)         $ 8.31            --                 --             --       (15.55)%
         Highest contract charge 1.70% VC Shares (b)        $ 8.28            --                 --             --       (15.85)%
         All contract charges                                   --            73            $   603             --
MFS(R) INTERNATIONAL VALUE PORTFOLIO
         Unit Value 1.20% to 1.70%*
   2014  Lowest contract charge 1.20% Service Class         $10.17            --                 --             --        (0.10)%
         Highest contract charge 1.70% Service Class        $14.80            --                 --             --        (0.54)%
         All contract charges                                   --         6,575            $95,243           1.92%
2013(t)  Lowest contract charge 1.20% Service Class (h)     $10.18            --                 --             --         0.59%
         Highest contract charge 1.70% Service Class        $14.88            --                 --             --        25.46%
         All contract charges                                   --         4,160            $62,430           1.47%
2012(r)  Lowest contract charge 1.30% Service Class (e)     $12.01            --                 --             --         5.72%
         Highest contract charge 1.70% Service Class (e)    $11.86            --                 --             --         5.42%
         All contract charges                                   --           517            $ 6,188           1.06%
2012(s)  Lowest contract charge 1.30% Service Class         $12.01            --                 --             --        14.38%
         Highest contract charge 1.70% Service Class        $11.86            --                 --             --        13.93%
         All contract charges                                   --         1,708            $20,448           1.46%
2011(s)  Lowest contract charge 1.30% Service Class         $10.50            --                 --             --        (3.05)%
         Highest contract charge 1.70% Service Class        $10.41            --                 --             --        (3.43)%
         All contract charges                                   --         1,354            $14,175           1.24%
2010(s)  Lowest contract charge 1.30% Service Class         $10.83            --                 --             --         7.33%
         Highest contract charge 1.70% Service Class        $10.78            --                 --             --         6.94%
         All contract charges                                   --           501            $ 5,419           0.32%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                                 YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------------------------------------
                                                                     UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                          UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                          ---------- ----------------- ----------------- -------------- ---------
MFS(R) INVESTORS GROWTH STOCK SERIES
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Service Class         $18.56           --                  --             --         9.69%
         Highest contract charge 1.70% Service Class        $18.18           --                  --             --         9.25%
         All contract charges                                   --          662             $12,199           0.29%
2013(t)  Lowest contract charge 1.30% Service Class         $16.92           --                  --             --        28.38%
         Highest contract charge 1.70% Service Class        $16.64           --                  --             --        27.80%
         All contract charges                                   --          427             $ 7,193           0.43%
2012(r)  Lowest contract charge 1.30% Service Class (e)     $13.18           --                  --             --         2.41%
         Highest contract charge 1.70% Service Class (e)    $13.02           --                  --             --         2.20%
         All contract charges                                   --           33             $   433           0.20%
2012(s)  Lowest contract charge 1.30% Service Class         $13.18           --                  --             --        15.11%
         Highest contract charge 1.70% Service Class        $13.02           --                  --             --        14.71%
         All contract charges                                   --          309             $ 4,049           0.23%
2011(s)  Lowest contract charge 1.30% Service Class         $11.45           --                  --             --        (0.87)%
         Highest contract charge 1.70% Service Class        $11.35           --                  --             --        (1.30)%
         All contract charges                                   --          286             $ 3,267           0.26%
2010(s)  Lowest contract charge 1.30% Service Class         $11.55           --                  --             --        10.63%
         Highest contract charge 1.70% Service Class        $11.50           --                  --             --        10.26%
         All contract charges                                   --          162             $ 1,874           0.07%
MFS(R) INVESTORS TRUST SERIES
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Service Class         $16.91           --                  --             --        10.02%
         Highest contract charge 1.70% Service Class        $17.74           --                  --             --         8.83%
         All contract charges                                   --          477             $ 8,263           0.79%
2013(t)  Lowest contract charge 0.65% Service Class         $15.37           --                  --             --        30.81%
         Highest contract charge 1.70% Service Class        $16.30           --                  --             --        29.47%
         All contract charges                                   --          373             $ 6,157           1.01%
2012(r)  Lowest contract charge 1.30% Service Class (e)     $12.75           --                  --             --         4.08%
         Highest contract charge 1.70% Service Class (e)    $12.59           --                  --             --         3.79%
         All contract charges                                   --           21             $   263           0.61%
2012(s)  Lowest contract charge 0.65% Service Class         $11.75           --                  --             --        18.09%
         Highest contract charge 1.70% Service Class        $12.59           --                  --             --        16.79%
         All contract charges                                   --          287             $ 3,636           0.78%
2011(s)  Lowest contract charge 0.65% Service Class (b)     $ 9.95           --                  --             --        (5.42)%
         Highest contract charge 1.70% Service Class        $10.78           --                  --             --        (4.01)%
         All contract charges                                   --          243             $ 2,631           0.85%
2010(s)  Lowest contract charge 1.30% Service Class         $11.29           --                  --             --         9.51%
         Highest contract charge 1.70% Service Class        $11.23           --                  --             --         8.92%
         All contract charges                                   --          111             $ 1,249           0.06%
MFS(R) RESEARCH SERIES
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Service Class         $11.40           --                  --             --         8.67%
         Highest contract charge 1.25% Service Class        $11.39           --                  --             --         8.58%
         All contract charges                                   --           72             $   812           0.72%
   2013  Lowest contract charge 1.25% Service Class (h)     $10.49           --                  --             --         3.96%
         Highest contract charge 1.25% Service Class (h)    $10.49           --                  --             --         3.96%
         All contract charges                                   --            2             $    17           0.00%
MFS(R) TECHNOLOGY PORTFOLIO
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Service Class         $19.84           --                  --             --         8.95%
         Highest contract charge 1.70% Service Class        $19.43           --                  --             --         8.49%
         All contract charges                                   --          784             $15,442           0.00%
2013(t)  Lowest contract charge 1.30% Service Class         $18.21           --                  --             --        33.02%
         Highest contract charge 1.70% Service Class        $17.91           --                  --             --        32.47%
         All contract charges                                   --          579             $10,464           0.00%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                                 YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------------------------------------
                                                                     UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                          UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                          ---------- ----------------- ----------------- -------------- ---------
MFS(R) TECHNOLOGY PORTFOLIO (CONTINUED)
2012(r)  Lowest contract charge 1.30% Service Class (e)     $13.69            --                 --             --        (2.42)%
         Highest contract charge 1.70% Service Class (e)    $13.52            --                 --             --        (2.66)%
         All contract charges                                   --            84           $  1,144           0.00%
2012(s)  Lowest contract charge 1.30% Service Class         $13.69            --                 --             --        12.77%
         Highest contract charge 1.70% Service Class        $13.52            --                 --             --        12.29%
         All contract charges                                   --           352           $  4,793           0.00%
2011(s)  Lowest contract charge 1.30% Service Class         $12.14            --                 --             --        (0.25)%
         Highest contract charge 1.70% Service Class        $12.04            --                 --             --        (0.66)%
         All contract charges                                   --           297           $  3,597             --
2010(s)  Lowest contract charge 1.30% Service Class         $12.17            --                 --             --        18.62%
         Highest contract charge 1.70% Service Class        $12.12            --                 --             --        18.24%
         All contract charges                                   --           156           $  1,899             --
MFS(R) UTILITIES SERIES
         Unit Value 1.20% to 1.70%*
   2014  Lowest contract charge 1.20% Service Class         $11.03            --                 --             --        11.08%
         Highest contract charge 1.70% Service Class        $17.88            --                 --             --        10.58%
         All contract charges                                   --         2,469           $ 41,044           2.08%
2013(t)  Lowest contract charge 1.20% Service Class (h)     $ 9.93            --                 --             --         0.00%
         Highest contract charge 1.70% Service Class        $16.17            --                 --             --        18.20%
         All contract charges                                   --         1,307           $ 21,259           2.22%
2012(r)  Lowest contract charge 1.30% Service Class (e)     $13.86            --                 --             --         6.21%
         Highest contract charge 1.70% Service Class (e)    $13.68            --                 --             --         5.88%
         All contract charges                                   --           195           $  2,688           4.45%
2012(s)  Lowest contract charge 0.65% Service Class         $12.05            --                 --             --        12.41%
         Highest contract charge 1.70% Service Class        $13.68            --                 --             --        11.22%
         All contract charges                                   --           652           $  8,995           6.82%
2011(s)  Lowest contract charge 0.65% Service Class (b)     $10.72            --                 --             --         4.38%
         Highest contract charge 1.70% Service Class        $12.30            --                 --             --         4.77%
         All contract charges                                   --           491           $  6,062           3.16%
2010(s)  Lowest contract charge 1.30% Service Class         $11.80            --                 --             --        12.06%
         Highest contract charge 1.70% Service Class        $11.74            --                 --             --        11.49%
         All contract charges                                   --           140           $  1,648           1.49%
MFS(R) VALUE SERIES
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Service Class         $11.43            --                 --             --         8.86%
         Highest contract charge 1.25% Service Class        $11.42            --                 --             --         8.76%
         All contract charges                                   --           216           $  2,476           1.69%
   2013  Lowest contract charge 1.20% Service Class (h)     $10.50            --                 --             --         2.94%
         Highest contract charge 1.25% Service Class (h)    $10.50            --                 --             --         2.94%
         All contract charges                                   --            10           $    101           0.00%
MULTIMANAGER AGGRESSIVE EQUITY
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class B               $18.18            --                 --             --         9.19%
         Highest contract charge 1.70% Class B              $75.19            --                 --             --         8.78%
         All contract charges                                   --           498           $ 11,048           0.11%
2013(t)  Lowest contract charge 1.30% Class B               $16.65            --                 --             --        35.37%
         Highest contract charge 1.70% Class B              $69.12            --                 --             --        34.82%
         All contract charges                                   --           451           $  8,871           0.14%
2012(r)  Lowest contract charge 1.30% Class B (e)           $12.30            --                 --             --        (1.91)%
         Highest contract charge 1.65% Class B (e)          $12.01            --                 --             --        (2.20)%
         All contract charges                                   --             9           $    124           0.36%
2012(s)  Lowest contract charge 0.95% Class B               $62.92            --                 --             --        13.12%
         Highest contract charge 1.90% Class B              $48.53            --                 --             --        12.03%
         All contract charges                                   --        24,945           $470,489           0.23%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                           YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------------
                                                               UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                    UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                    ---------- ----------------- ----------------- -------------- ---------
MULTIMANAGER AGGRESSIVE EQUITY (CONTINUED)
2011(s)  Lowest contract charge 0.95% Class B         $55.62             --                 --            --        (7.18)%
         Highest contract charge 1.90% Class B        $43.32             --                 --            --        (8.06)%
         All contract charges                             --         27,864         $  467,297            --
2010(s)  Lowest contract charge 0.50% Class B         $67.09             --                 --            --        17.02%
         Highest contract charge 1.90% Class B        $47.12             --                 --            --        15.38%
         All contract charges                             --         31,493         $  579,330          0.61%
MULTIMANAGER CORE BOND
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class B         $13.72             --                 --            --         2.46%
         Highest contract charge 1.70% Class B        $13.95             --                 --            --         1.97%
         All contract charges                             --          7,166         $   97,870          2.07%
2013(t)  Lowest contract charge 1.30% Class B         $13.39             --                 --            --        (3.67)%
         Highest contract charge 1.70% Class B        $13.68             --                 --            --        (4.00)%
         All contract charges                             --          6,684         $   89,558          1.60%
2012(s)  Lowest contract charge 1.20% Class B         $15.07             --                 --            --         4.22%
         Highest contract charge 1.90% Class B        $13.93             --                 --            --         3.41%
         All contract charges                             --        107,224         $1,504,061          2.07%
2011(s)  Lowest contract charge 1.20% Class B         $14.46             --                 --            --         4.56%
         Highest contract charge 1.90% Class B        $13.47             --                 --            --         3.86%
         All contract charges                             --         95,905         $1,295,330          2.58%
2010(s)  Lowest contract charge 0.50% Class B         $14.74             --                 --            --         5.66%
         Highest contract charge 1.90% Class B        $12.97             --                 --            --         4.18%
         All contract charges                             --         88,517         $1,150,810          2.78%
MULTIMANAGER MID CAP GROWTH
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class B         $21.49             --                 --            --         3.52%
         Highest contract charge 1.70% Class B        $16.62             --                 --            --         3.10%
         All contract charges                             --            676         $   13,571          0.00%
2013(t)  Lowest contract charge 1.30% Class B         $20.76             --                 --            --        38.31%
         Highest contract charge 1.70% Class B        $16.12             --                 --            --        37.78%
         All contract charges                             --            548         $   10,693          0.00%
2012(r)  Lowest contract charge 1.30% Class B (e)     $15.01             --                 --            --         0.20%
         Highest contract charge 1.70% Class B (e)    $11.70             --                 --            --        (0.09)%
         All contract charges                             --             20         $      293          0.00%
2012(s)  Lowest contract charge 0.95% Class B         $12.72             --                 --            --        14.39%
         Highest contract charge 1.90% Class B        $11.44             --                 --            --        13.27%
         All contract charges                             --         23,072         $  307,702          0.00%
2011(s)  Lowest contract charge 0.95% Class B         $11.12             --                 --            --        (8.78)%
         Highest contract charge 1.90% Class B        $10.10             --                 --            --        (9.66)%
         All contract charges                             --         24,402         $  286,163            --
2010(s)  Lowest contract charge 0.50% Class B         $12.70             --                 --            --        26.24%
         Highest contract charge 1.90% Class B        $11.18             --                 --            --        24.50%
         All contract charges                             --         27,305         $  351,919            --
MULTIMANAGER MID CAP VALUE
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class B         $22.18             --                 --            --         3.94%
         Highest contract charge 1.70% Class B        $19.59             --                 --            --         3.60%
         All contract charges                             --            433         $    9,232          0.50%
2013(t)  Lowest contract charge 1.30% Class B         $21.34             --                 --            --        33.88%
         Highest contract charge 1.70% Class B        $18.91             --                 --            --        33.26%
         All contract charges                             --            353         $    7,287          0.44%
2012(r)  Lowest contract charge 1.30% Class B (e)     $15.94             --                 --            --         4.25%
         Highest contract charge 1.70% Class B (e)    $14.19             --                 --            --         4.03%
         All contract charges                             --            353         $    7,287          0.70%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                                  YEARS ENDED DECEMBER 31,
                                                           -------------------------------------------------------------
                                                                      UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT
                                                           UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO**
                                                           ---------- ----------------- ----------------- --------------
MULTIMANAGER MID CAP VALUE (CONTINUED)
2012(s)  Lowest contract charge 0.95% Class B                $15.43            --                 --             --
         Highest contract charge 1.90% Class B               $13.88            --                 --             --
         All contract charges                                    --        23,404           $355,687           0.37%
2011(s)  Lowest contract charge 0.95% Class B                $13.57            --                 --             --
         Highest contract charge 1.90% Class B               $12.32            --                 --             --
         All contract charges                                    --        25,568           $343,363           0.02%
2010(s)  Lowest contract charge 0.50% Class B                $16.46            --                 --             --
         Highest contract charge 1.90% Class B               $14.49            --                 --             --
         All contract charges                                    --        26,265           $412,452           0.77%
MULTIMANAGER TECHNOLOGY
         Unit Value 1.20% to 1.70%*
   2014  Lowest contract charge 1.20% Class B                $11.97            --                 --             --
         Highest contract charge 1.70% Class B               $17.60            --                 --             --
         All contract charges                                    --           499           $  9,451           0.00%
2013(t)  Lowest contract charge 1.20% Class B (h)            $10.67            --                 --             --
         Highest contract charge 1.70% Class B               $15.77            --                 --             --
         All contract charges                                    --           408           $  7,282           0.00%
2012(s)  Lowest contract charge 0.95% Class B                $12.86            --                 --             --
         Highest contract charge 1.80% Class B               $11.70            --                 --             --
         All contract charges                                    --        28,995           $385,649           0.00%
2011(s)  Lowest contract charge 0.95% Class B                $11.45            --                 --             --
         Highest contract charge 1.90% Class B               $10.40            --                 --             --
         All contract charges                                    --        30,531           $363,492             --
2010(s)  Lowest contract charge 0.50% Class B                $12.65            --                 --             --
         Highest contract charge 1.90% Class B               $11.14            --                 --             --
         All contract charges                                    --        32,400           $410,547             --
NEUBERGER BERMAN ABSOLUTE RETURN MULTI-MANAGER PORTFOLIO
         Unit Value 1.20% to 1.70%*
   2014  Lowest contract charge 1.20% Class S Shares (j)     $ 9.84            --                 --             --
         Highest contract charge 1.70% Class S Shares (j)    $ 9.81            --                 --             --
         All contract charges                                    --            65           $    631           0.00%
NEUBERGER BERMAN INTERNATIONAL EQUITY PORTFOLIO
         Unit Value 1.20% to 1.70%*
   2014  Lowest contract charge 1.20% Class S Shares (j)     $ 9.35            --                 --             --
         Highest contract charge 1.70% Class S Shares (j)    $ 9.32            --                 --             --
         All contract charges                                    --            83           $    766           0.55%
PIMCO COMMODITYREALRETURN(R) STRATEGY PORTFOLIO
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Advisor Class          $ 6.81            --                 --             --
         Highest contract charge 1.70% Advisor Class         $ 8.12            --                 --             --
         All contract charges                                    --         2,310           $ 18,954           0.27%
2013(t)  Lowest contract charge 0.65% Advisor Class          $ 8.43            --                 --             --
         Highest contract charge 1.70% Advisor Class         $10.16            --                 --             --
         All contract charges                                    --         1,910           $ 19,615           1.59%
2012(r)  Lowest contract charge 1.30% Advisor Class (e)      $12.27            --                 --             --
         Highest contract charge 1.70% Advisor Class (e)     $12.12            --                 --             --
         All contract charges                                    --           249           $  3,047           2.13%
2012(s)  Lowest contract charge 0.65% Advisor Class          $ 9.95            --                 --             --
         Highest contract charge 1.70% Advisor Class         $12.12            --                 --             --
         All contract charges                                    --         1,225           $ 14,967           2.46%
2011(s)  Lowest contract charge 0.65% Advisor Class (b)      $ 9.53            --                 --             --
         Highest contract charge 1.70% Advisor Class         $11.73            --                 --             --
         All contract charges                                    --           900           $ 10,608          14.13%
2010(s)  Lowest contract charge 1.30% Advisor Class          $12.96            --                 --             --
         Highest contract charge 1.70% Advisor Class         $12.90            --                 --             --
         All contract charges                                    --           316           $  4,086          16.49%

--------
  TOTAL
RETURN***
---------

Lowest contract charge 0.95% Class B                13.71%
Highest contract charge 1.90% Class B               12.66%
All contract charges
Lowest contract charge 0.95% Class B               (14.11)%
Highest contract charge 1.90% Class B              (14.98)%
All contract charges
Lowest contract charge 0.50% Class B                24.32%
Highest contract charge 1.90% Class B               22.59%
All contract charges

Unit Value 1.20% to 1.70%*
Lowest contract charge 1.20% Class B                12.18%
Highest contract charge 1.70% Class B               11.60%
All contract charges
Lowest contract charge 1.20% Class B (h)             6.49%
Highest contract charge 1.70% Class B               33.31%
All contract charges
Lowest contract charge 0.95% Class B                12.31%
Highest contract charge 1.80% Class B               11.43%
All contract charges
Lowest contract charge 0.95% Class B                (5.68)%
Highest contract charge 1.90% Class B               (6.64)%
All contract charges
Lowest contract charge 0.50% Class B                17.13%
Highest contract charge 1.90% Class B               15.56%
All contract charges

Unit Value 1.20% to 1.70%*
Lowest contract charge 1.20% Class S Shares (j)     (1.40)%
Highest contract charge 1.70% Class S Shares (j)    (1.70)%
All contract charges

Unit Value 1.20% to 1.70%*
Lowest contract charge 1.20% Class S Shares (j)     (5.75)%
Highest contract charge 1.70% Class S Shares (j)    (6.05)%
All contract charges

Unit Value 0.65% to 1.70%*
Lowest contract charge 0.65% Advisor Class         (19.22)%
Highest contract charge 1.70% Advisor Class        (20.08)%
All contract charges
Lowest contract charge 0.65% Advisor Class         (15.28)%
Highest contract charge 1.70% Advisor Class        (16.17)%
All contract charges
Lowest contract charge 1.30% Advisor Class (e)       0.57%
Highest contract charge 1.70% Advisor Class (e)      0.33%
All contract charges
Lowest contract charge 0.65% Advisor Class           4.41%
Highest contract charge 1.70% Advisor Class          3.32%
All contract charges
Lowest contract charge 0.65% Advisor Class (b)      (8.80)%
Highest contract charge 1.70% Advisor Class         (9.07)%
All contract charges
Lowest contract charge 1.30% Advisor Class          22.61%
Highest contract charge 1.70% Advisor Class         22.04%
All contract charges

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                                 YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------------------------------------
                                                                     UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                          UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                          ---------- ----------------- ----------------- -------------- ---------
PIMCO EMERGING MARKETS BOND PORTFOLIO
         Unit Value 1.20% to 1.70%*
   2014  Lowest contract charge 1.20% Advisor Class         $ 9.80            --                 --             --         0.20%
         Highest contract charge 1.70% Advisor Class        $12.18            --                 --             --        (0.33)%
         All contract charges                                   --         1,607            $19,571           5.14%
2013(t)  Lowest contract charge 1.20% Advisor Class (h)     $ 9.78            --                 --             --        (0.10)%
         Highest contract charge 1.70% Advisor Class        $12.22            --                 --             --        (8.60)%
         All contract charges                                   --         1,423            $17,557           4.90%
2012(r)  Lowest contract charge 1.30% Advisor Class (e)     $13.55            --                 --             --         8.84%
         Highest contract charge 1.70% Advisor Class (e)    $13.37            --                 --             --         8.43%
         All contract charges                                   --           262            $ 3,531           3.20%
2012(s)  Lowest contract charge 0.65% Advisor Class         $11.79            --                 --             --        17.08%
         Highest contract charge 1.70% Advisor Class        $13.37            --                 --             --        15.76%
         All contract charges                                   --         1,069            $14,427           4.82%
2011(s)  Lowest contract charge 0.65% Advisor Class (b)     $10.07            --                 --             --         4.90%
         Highest contract charge 1.70% Advisor Class        $11.55            --                 --             --         4.43%
         All contract charges                                   --           835            $ 9,691           5.23%
2010(s)  Lowest contract charge 1.30% Advisor Class         $11.11            --                 --             --        10.55%
         Highest contract charge 1.70% Advisor Class        $11.06            --                 --             --        10.16%
         All contract charges                                   --           472            $ 5,238           4.65%
PIMCO GLOBAL BOND PORTFOLIO (UNHEDGED)
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Advisor Class         $ 9.70            --                 --             --         0.94%
         Highest contract charge 1.25% Advisor Class        $ 9.70            --                 --             --         0.94%
         All contract charges                                   --            57            $   553           2.56%
   2013  Lowest contract charge 1.20% Advisor Class (h)     $ 9.61            --                 --             --        (2.54)%
         Highest contract charge 1.25% Advisor Class (h)    $ 9.61            --                 --             --        (2.54)%
         All contract charges                                   --             3            $    33           0.03%
PIMCO GLOBAL MULTI-ASSET MANAGER ALLOCATION PORTFOLIO
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Advisor Class (i)     $10.18            --                 --             --         3.46%
         Highest contract charge 1.25% Advisor Class (i)    $10.18            --                 --             --         3.46%
         All contract charges                                   --            10            $   109           4.02%
PIMCO REAL RETURN PORTFOLIO
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Advisor Class         $11.43            --                 --             --         1.69%
         Highest contract charge 1.70% Advisor Class        $11.19            --                 --             --         1.18%
         All contract charges                                   --         5,927            $67,217           1.30%
2013(t)  Lowest contract charge 1.30% Advisor Class         $11.24            --                 --             --       (10.51)%
         Highest contract charge 1.70% Advisor Class        $11.06            --                 --             --       (10.81)%
         All contract charges                                   --         5,735            $64,059           1.65%
2012(r)  Lowest contract charge 1.30% Advisor Class (e)     $12.56            --                 --             --         4.15%
         Highest contract charge 1.70% Advisor Class (e)    $12.40            --                 --             --         3.85%
         All contract charges                                   --         1,264            $15,803           0.33%
2012(s)  Lowest contract charge 0.65% Advisor Class         $11.44            --                 --             --         7.92%
         Highest contract charge 1.70% Advisor Class        $12.40            --                 --             --         6.80%
         All contract charges                                   --         4,008            $50,084           0.98%
2011(s)  Lowest contract charge 0.65% Advisor Class (b)     $10.60            --                 --             --        10.65%
         Highest contract charge 1.70% Advisor Class        $11.61            --                 --             --         9.63%
         All contract charges                                   --         2,919            $34,062           1.80%
2010(s)  Lowest contract charge 1.30% Advisor Class         $10.64            --                 --             --         6.61%
         Highest contract charge 1.70% Advisor Class        $10.59            --                 --             --         6.22%
         All contract charges                                   --           940            $ 9,982           3.10%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                                 YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------------------------------------
                                                                     UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                          UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                          ---------- ----------------- ----------------- -------------- ---------
PIMCO TOTAL RETURN PORTFOLIO
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Advisor Class         $10.96            --                 --             --         3.49%
         Highest contract charge 1.70% Advisor Class        $11.44            --                 --             --         2.42%
         All contract charges                                   --        11,471           $132,247           2.13%
2013(t)  Lowest contract charge 0.65% Advisor Class         $10.59            --                 --             --        (2.67)%
         Highest contract charge 1.70% Advisor Class        $11.17            --                 --             --        (3.71)%
         All contract charges                                   --        10,535           $118,898           2.11%
2012(r)  Lowest contract charge 1.30% Advisor Class (e)     $11.75            --                 --             --         4.35%
         Highest contract charge 1.70% Advisor Class (e)    $11.60            --                 --             --         4.04%
         All contract charges                                   --         2,030           $ 23,720           1.57%
2012(s)  Lowest contract charge 0.65% Advisor Class         $10.88            --                 --             --         8.69%
         Highest contract charge 1.70% Advisor Class        $11.60            --                 --             --         7.61%
         All contract charges                                   --         6,826           $ 79,827           2.47%
2011(s)  Lowest contract charge 0.65% Advisor Class (b)     $10.01            --                 --             --         2.67%
         Highest contract charge 1.70% Advisor Class        $10.78            --                 --             --         1.70%
         All contract charges                                   --         5,177           $ 56,086           2.56%
2010(s)  Lowest contract charge 1.30% Advisor Class         $10.64            --                 --             --         6.61%
         Highest contract charge 1.70% Advisor Class        $10.60            --                 --             --         6.21%
         All contract charges                                   --         2,268           $ 24,095           8.03%
PROFUND VP BEAR
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Common Shares         $ 3.56            --                 --             --       (15.44)%
         Highest contract charge 1.70% Common Shares        $ 3.49            --                 --             --       (15.70)%
         All contract charges                                   --            96           $    337           0.00%
2013(t)  Lowest contract charge 1.30% Common Shares         $ 4.21            --                 --             --       (27.54)%
         Highest contract charge 1.70% Common Shares        $ 4.14            --                 --             --       (27.75)%
         All contract charges                                   --           103           $    432           0.00%
2012(s)  Lowest contract charge 1.30% Common Shares         $ 5.81            --                 --             --       (17.59)%
         Highest contract charge 1.70% Common Shares        $ 5.73            --                 --             --       (18.03)%
         All contract charges                                   --           123           $    709           0.00%
2011(s)  Lowest contract charge 1.30% Common Shares         $ 7.05            --                 --             --       (10.08)%
         Highest contract charge 1.70% Common Shares        $ 6.99            --                 --             --       (10.50)%
         All contract charges                                   --           118           $    827             --
2010(s)  Lowest contract charge 1.30% Common Shares         $ 7.84            --                 --             --       (18.92)%
         Highest contract charge 1.70% Common Shares        $ 7.81            --                 --             --       (19.15)%
         All contract charges                                   --            55           $    424             --
PROFUND VP BIOTECHNOLOGY
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Common Shares         $31.73            --                 --             --        28.88%
         Highest contract charge 1.70% Common Shares        $31.87            --                 --             --        27.53%
         All contract charges                                   --         1,244           $ 40,205           0.00%
2013(t)  Lowest contract charge 0.65% Common Shares         $24.62            --                 --             --        67.37%
         Highest contract charge 1.70% Common Shares        $24.99            --                 --             --        65.61%
         All contract charges                                   --           886           $ 22,376           0.00%
2012(r)  Lowest contract charge 1.30% Common Shares (e)     $15.29            --                 --             --        16.19%
         Highest contract charge 1.70% Common Shares (e)    $15.09            --                 --             --        15.81%
         All contract charges                                   --            77           $  1,167           0.00%
2012(s)  Lowest contract charge 1.30% Common Shares         $15.29            --                 --             --        38.87%
         Highest contract charge 1.70% Common Shares        $15.09            --                 --             --        38.31%
         All contract charges                                   --           278           $  4,227           0.00%
2011(s)  Lowest contract charge 1.30% Common Shares         $11.01            --                 --             --         5.16%
         Highest contract charge 1.70% Common Shares        $10.91            --                 --             --         4.70%
         All contract charges                                   --           195           $  2,142             --
2010(s)  Lowest contract charge 1.30% Common Shares         $10.47            --                 --             --         3.77%
         Highest contract charge 1.70% Common Shares        $10.42            --                 --             --         3.37%
         All contract charges                                   --            71           $    742             --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                          YEARS ENDED DECEMBER 31,
                                                   ---------------------------------------------------------------------
                                                              UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                   UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                   ---------- ----------------- ----------------- -------------- ---------
PUTNAM VT ABSOLUTE RETURN 500 FUND
      Unit Value 1.20% to 1.25%*
2014  Lowest contract charge 1.20% Class B           $10.34           --                 --              --         2.58%
      Highest contract charge 1.25% Class B          $10.33           --                 --              --         2.48%
      All contract charges                               --           60             $  623            0.00%
2013  Lowest contract charge 1.25% Class B (h)       $10.08           --                 --              --         0.60%
      Highest contract charge 1.25% Class B (h)      $10.08           --                 --              --         0.60%
      All contract charges                               --           --             $    1            0.00%
PUTNAM VT DIVERSIFIED INCOME FUND
      Unit Value 1.20% to 1.70%*
2014  Lowest contract charge 1.20% Class B (j)       $ 9.62           --                 --              --        (4.09)%
      Highest contract charge 1.70% Class B (j)      $ 9.59           --                 --              --        (4.29)%
      All contract charges                               --          209             $2,011            0.00%
QS LEGG MASON DYNAMIC MULTI-STRATEGY VIT PORTFOLIO
      Unit Value 1.20% to 1.70%*
2014  Lowest contract charge 1.20% Class II (j)      $10.05           --                 --              --         0.90%
      Highest contract charge 1.70% Class II (j)     $10.02           --                 --              --         0.60%
      All contract charges                               --           70             $  705            3.20%
SEI VP BALANCED STRATEGY FUND
      Unit Value 1.20% to 1.25%*
2014  Lowest contract charge 1.20% Class III         $10.29           --                 --              --         2.69%
      Highest contract charge 1.25% Class III        $10.28           --                 --              --         2.59%
      All contract charges                               --          221             $2,275            4.62%
2013  Lowest contract charge 1.20% Class III (h)     $10.02           --                 --              --         0.40%
      Highest contract charge 1.25% Class III (h)    $10.02           --                 --              --         0.40%
      All contract charges                               --            3             $   23            0.00%
SEI VP CONSERVATIVE STRATEGY FUND
      Unit Value 1.20% to 1.25%*
2014  Lowest contract charge 1.20% Class III         $10.18           --                 --              --         1.80%
      Highest contract charge 1.25% Class III        $10.17           --                 --              --         1.70%
      All contract charges                               --          501             $5,089            2.65%
2013  Lowest contract charge 1.25% Class III (h)     $10.00           --                 --              --         0.00%
      Highest contract charge 1.25% Class III (h)    $10.00           --                 --              --         0.00%
      All contract charges                               --           32             $  324            0.00%
SEI VP MARKET GROWTH STRATEGY FUND
      Unit Value 1.20% to 1.25%*
2014  Lowest contract charge 1.20% Class III         $10.33           --                 --              --         2.58%
      Highest contract charge 1.25% Class III        $10.32           --                 --              --         2.48%
      All contract charges                               --          475             $4,911            3.68%
2013  Lowest contract charge 1.20% Class III (h)     $10.07           --                 --              --         0.80%
      Highest contract charge 1.25% Class III (h)    $10.07           --                 --              --         0.80%
      All contract charges                               --           45             $  450            0.00%
SEI VP MARKET PLUS STRATEGY FUND
      Unit Value 1.20% to 1.25%*
2014  Lowest contract charge 1.20% Class III         $10.48           --                 --              --         3.05%
      Highest contract charge 1.25% Class III        $10.47           --                 --              --         2.95%
      All contract charges                               --           94             $  992            3.52%
2013  Lowest contract charge 1.20% Class III (h)     $10.17           --                 --              --         1.60%
      Highest contract charge 1.25% Class III (h)    $10.17           --                 --              --         1.60%
      All contract charges                               --           30             $  309            0.00%
SEI VP MODERATE STRATEGY FUND
      Unit Value 1.20% to 1.25%*
2014  Lowest contract charge 1.20% Class III         $10.38           --                 --              --         3.80%
      Highest contract charge 1.25% Class III        $10.37           --                 --              --         3.70%
      All contract charges                               --          407             $4,222            5.07%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                             YEARS ENDED DECEMBER 31,
                                                      ---------------------------------------------------------------------
                                                                 UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                      UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                      ---------- ----------------- ----------------- -------------- ---------
SEI VP MODERATE STRATEGY FUND (CONTINUED)
   2013  Lowest contract charge 1.20% Class III (h)     $10.00            --                 --             --         0.00%
         Highest contract charge 1.25% Class III (h)    $10.00            --                 --             --         0.00%
         All contract charges                               --            34            $   338           0.00%
T. ROWE PRICE EQUITY INCOME PORTFOLIO-II
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Class II          $10.89            --                 --             --         5.83%
         Highest contract charge 1.25% Class II         $10.88            --                 --             --         5.73%
         All contract charges                               --           164            $ 1,783           1.73%
   2013  Lowest contract charge 1.20% Class II (h)      $10.29            --                 --             --         2.39%
         Highest contract charge 1.25% Class II (h)     $10.29            --                 --             --         2.39%
         All contract charges                               --            12            $   119           0.63%
T. ROWE PRICE HEALTH SCIENCES PORTFOLIO-II
         Unit Value 0.30% to 1.70%*
   2014  Lowest contract charge 0.30% Class II          $13.78            --                 --             --        30.86%
         Highest contract charge 1.70% Class II         $31.82            --                 --             --        28.98%
         All contract charges                               --         2,628            $75,999           0.00%
2013(t)  Lowest contract charge 0.65% Class II          $22.45            --                 --             --        49.57%
         Highest contract charge 1.70% Class II         $24.67            --                 --             --        47.99%
         All contract charges                               --         1,580            $39,244           0.00%
2012(r)  Lowest contract charge 1.30% Class II (e)      $16.89            --                 --             --         8.69%
         Highest contract charge 1.70% Class II (e)     $16.67            --                 --             --         8.32%
         All contract charges                               --           244            $ 4,095           0.00%
2012(s)  Lowest contract charge 0.65% Class II          $15.01            --                 --             --        30.18%
         Highest contract charge 1.70% Class II         $16.67            --                 --             --        28.73%
         All contract charges                               --           635            $10,683           0.00%
2011(s)  Lowest contract charge 1.30% Class II          $13.06            --                 --             --         8.92%
         Highest contract charge 1.70% Class II         $12.95            --                 --             --         8.55%
         All contract charges                               --           420            $ 5,467             --
2010(s)  Lowest contract charge 1.30% Class II          $11.99            --                 --             --        13.87%
         Highest contract charge 1.70% Class II         $11.93            --                 --             --        13.30%
         All contract charges                               --           153            $ 1,827             --
TEMPLETON DEVELOPING MARKETS VIP FUND
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class 2           $ 9.80            --                 --             --        (9.59)%
         Highest contract charge 1.70% Class 2          $ 9.60            --                 --             --        (9.94)%
         All contract charges                               --           840            $ 8,173           1.50%
2013(t)  Lowest contract charge 1.30% Class 2           $10.84            --                 --             --        (2.25)%
         Highest contract charge 1.70% Class 2          $10.66            --                 --             --        (2.65)%
         All contract charges                               --           787            $ 8,472           1.90%
2012(r)  Lowest contract charge 1.30% Class 2 (e)       $11.09            --                 --             --         1.84%
         Highest contract charge 1.70% Class 2 (e)      $10.95            --                 --             --         1.58%
         All contract charges                               --            61            $   676           0.22%
2012(s)  Lowest contract charge 1.30% Class 2           $11.09            --                 --             --        11.68%
         Highest contract charge 1.70% Class 2          $10.95            --                 --             --        11.28%
         All contract charges                               --           462            $ 5,098           1.40%
2011(s)  Lowest contract charge 1.30% Class 2           $ 9.93            --                 --             --       (16.90)%
         Highest contract charge 1.70% Class 2          $ 9.84            --                 --             --       (17.31)%
         All contract charges                               --           478            $ 4,730           0.96%
2010(s)  Lowest contract charge 1.30% Class 2           $11.95            --                 --             --        16.02%
         Highest contract charge 1.70% Class 2          $11.90            --                 --             --        15.65%
         All contract charges                               --           280            $ 3,345           1.35%
TEMPLETON FOREIGN VIP FUND
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class 2           $11.82            --                 --             --       (12.25)%
         Highest contract charge 1.70% Class 2          $11.57            --                 --             --       (12.68)%
         All contract charges                               --           822            $ 9,632           1.84%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                           YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------------
                                                               UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT     TOTAL
                                                    UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO** RETURN***
                                                    ---------- ----------------- ----------------- -------------- ---------
TEMPLETON FOREIGN VIP FUND (CONTINUED)
2013(t)  Lowest contract charge 1.30% Class 2         $13.47            --                 --             --        21.35%
         Highest contract charge 1.70% Class 2        $13.25            --                 --             --        20.89%
         All contract charges                             --           667           $  8,932           2.32%
2012(r)  Lowest contract charge 1.30% Class 2 (e)     $11.10            --                 --             --         8.82%
         Highest contract charge 1.70% Class 2 (e)    $10.96            --                 --             --         8.62%
         All contract charges                             --            46           $    519           0.73%
2012(s)  Lowest contract charge 0.65% Class 2         $10.31            --                 --             --        17.43%
         Highest contract charge 1.70% Class 2        $10.96            --                 --             --        16.22%
         All contract charges                             --           459           $  5,072           3.12%
2011(s)  Lowest contract charge 0.65% Class 2 (b)     $ 8.78            --                 --             --       (14.26)%
         Highest contract charge 1.70% Class 2        $ 9.43            --                 --             --       (12.20)%
         All contract charges                             --           517           $  4,901           1.78%
2010(s)  Lowest contract charge 1.30% Class 2         $10.79            --                 --             --         7.04%
         Highest contract charge 1.70% Class 2        $10.74            --                 --             --         6.65%
         All contract charges                             --           264           $  2,838           1.29%
TEMPLETON GLOBAL BOND VIP FUND
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Class 2         $11.40            --                 --             --         1.24%
         Highest contract charge 1.70% Class 2        $12.46            --                 --             --         0.08%
         All contract charges                             --        10,783           $133,761           4.98%
2013(t)  Lowest contract charge 0.65% Class 2         $11.26            --                 --             --         0.90%
         Highest contract charge 1.70% Class 2        $12.45            --                 --             --        (0.08)%
         All contract charges                             --         8,103           $101,747           4.76%
2012(r)  Lowest contract charge 1.30% Class 2 (e)     $12.62            --                 --             --         7.13%
         Highest contract charge 1.70% Class 2 (e)    $12.46            --                 --             --         6.86%
         All contract charges                             --         1,127           $ 14,152           1.72%
2012(s)  Lowest contract charge 0.65% Class 2         $11.16            --                 --             --        14.34%
         Highest contract charge 1.70% Class 2        $12.46            --                 --             --        13.17%
         All contract charges                             --         4,781           $ 60,036           6.61%
2011(s)  Lowest contract charge 0.65% Class 2 (b)     $ 9.76            --                 --             --        (1.21)%
         Highest contract charge 1.70% Class 2        $11.01            --                 --             --        (2.57)%
         All contract charges                             --         3,946           $ 43,690           5.18%
2010(s)  Lowest contract charge 1.30% Class 2         $11.35            --                 --             --        12.94%
         Highest contract charge 1.70% Class 2        $11.30            --                 --             --        12.44%
         All contract charges                             --         1,492           $ 16,914           0.97%
TEMPLETON GROWTH VIP FUND
         Unit Value 1.30% to 1.70%*
   2014  Lowest contract charge 1.30% Class 2         $13.99            --                 --             --        (4.11)%
         Highest contract charge 1.70% Class 2        $13.71            --                 --             --        (4.53)%
         All contract charges                             --           154           $  2,144           1.33%
2013(t)  Lowest contract charge 1.30% Class 2         $14.59            --                 --             --        29.12%
         Highest contract charge 1.70% Class 2        $14.36            --                 --             --        28.67%
         All contract charges                             --           159           $  2,317           2.47%
2012(r)  Lowest contract charge 1.30% Class 2 (e)     $11.30            --                 --             --        10.46%
         Highest contract charge 1.70% Class 2 (e)    $11.18            --                 --             --        10.15%
         All contract charges                             --            17           $    194           0.29%
2012(s)  Lowest contract charge 1.30% Class 2         $11.30            --                 --             --        19.45%
         Highest contract charge 1.70% Class 2        $11.16            --                 --             --        18.98%
         All contract charges                             --           104           $  1,182           2.11%
2011(s)  Lowest contract charge 1.30% Class 2         $ 9.46            --                 --             --        (8.16)%
         Highest contract charge 1.70% Class 2        $ 9.38            --                 --             --        (8.58)%
         All contract charges                             --            97           $    918           1.40%
2010(s)  Lowest contract charge 1.30% Class 2 (a)     $10.30            --                 --             --         7.85%
         Highest contract charge 1.70% Class 2 (a)    $10.26            --                 --             --         7.43%
         All contract charges                             --            60           $    619           1.23%

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

8. Financial Highlights (Continued)

                                                                                  YEARS ENDED DECEMBER 31,
                                                           -------------------------------------------------------------
                                                                      UNITS OUTSTANDING ACCUMULATION UNIT   INVESTMENT
                                                           UNIT VALUE      (000'S)       VALUES (000'S)   INCOME RATIO**
                                                           ---------- ----------------- ----------------- --------------
VAN ECK VIP GLOBAL HARD ASSETS FUND
         Unit Value 0.65% to 1.70%*
   2014  Lowest contract charge 0.65% Class S Shares         $ 8.24            --                 --             --
         Highest contract charge 1.70% Class S Shares        $ 9.29            --                 --             --
         All contract charges                                    --         3,170            $29,728           0.00%
2013(t)  Lowest contract charge 0.65% Class S Shares         $10.29            --                 --             --
         Highest contract charge 1.70% Class S Shares        $11.72            --                 --             --
         All contract charges                                    --         2,760            $32,721           0.48%
2012(r)  Lowest contract charge 1.30% Class S Shares (e)     $10.95            --                 --             --
         Highest contract charge 1.70% Class S Shares (e)    $10.81            --                 --             --
         All contract charges                                    --           581            $ 6,332           0.94%
2012(s)  Lowest contract charge 0.65% Class S Shares         $ 9.39            --                 --             --
         Highest contract charge 1.70% Class S Shares        $10.81            --                 --             --
         All contract charges                                    --         1,801            $19,619           0.65%
2011(s)  Lowest contract charge 0.65% Class S Shares (b)     $ 9.16            --                 --             --
         Highest contract charge 1.70% Class S Shares        $10.66            --                 --             --
         All contract charges                                    --         1,523            $16,330           0.65%
2010(s)  Lowest contract charge 1.30% Class S Shares         $13.08            --                 --             --
         Highest contract charge 1.70% Class S Shares        $13.02            --                 --             --
         All contract charges                                    --           588            $ 7,685           0.01%
VAN ECK VIP UNCONSTRAINED EMERGING MARKETS BOND FUND
         Unit Value 1.20% to 1.25%*
   2014  Lowest contract charge 1.20% Initial Class          $ 9.84            --                 --             --
         Highest contract charge 1.25% Initial Class         $ 9.84            --                 --             --
         All contract charges                                    --            33            $   320           0.76%
   2013  Lowest contract charge 1.20% Initial Class (h)      $ 9.74            --                 --             --
         Highest contract charge 1.25% Initial Class (h)     $ 9.74            --                 --             --
         All contract charges                                    --             2            $    23           0.00%

--------
  TOTAL
RETURN***
---------

Unit Value 0.65% to 1.70%*
Lowest contract charge 0.65% Class S Shares        (19.92)%
Highest contract charge 1.70% Class S Shares       (20.73)%
All contract charges
Lowest contract charge 0.65% Class S Shares          9.58%
Highest contract charge 1.70% Class S Shares         8.42%
All contract charges
Lowest contract charge 1.30% Class S Shares (e)     (2.75)%
Highest contract charge 1.70% Class S Shares (e)    (3.05)%
All contract charges
Lowest contract charge 0.65% Class S Shares          2.51%
Highest contract charge 1.70% Class S Shares         1.41%
All contract charges
Lowest contract charge 0.65% Class S Shares (b)    (18.58)%
Highest contract charge 1.70% Class S Shares       (18.13)%
All contract charges
Lowest contract charge 1.30% Class S Shares         26.99%
Highest contract charge 1.70% Class S Shares        26.41%
All contract charges

Unit Value 1.20% to 1.25%*
Lowest contract charge 1.20% Initial Class           1.03%
Highest contract charge 1.25% Initial Class          1.03%
All contract charges
Lowest contract charge 1.20% Initial Class (h)      (0.61)%
Highest contract charge 1.25% Initial Class (h)     (0.61)%
All contract charges

   ----------
  (a)Units were made available on January 25, 2010.
  (b)Units were made available on January 18, 2011.
  (c)Units were made available on February 22, 2011.
  (d)Units were made available on October 10, 2011.
  (e)Units were made available on April 30, 2012.
  (f)Units were made available on February 19, 2013.
  (g)Units were made available on May 20, 2013.
  (h)Units were made available on November 18, 2013.
  (i)Units were made available on November 18, 2013, but at December 31, 2013 the fund had no accumulation ratios to report.
  (j)Units were made available for sale on June 13, 2014.
  (k)AXA Large Cap Value Managed Volatility replaced Multimanager Large Cap Value due to a fund merger on June 13, 2014.
  (l)EQ/Invesco Comstock replaced EQ/Davis New York Venture due to a fund merger on June 13, 2014.
  (m)EQ/Invesco Comstock replaced EQ/Lord Abbett Large Cap Core due to a fund merger on June 13, 2014.
  (n)AXA International Core Managed Volatility replaced Multimanager International Equity due to a fund merger on June 13, 2014.
  (o)AXA Large Cap Core Managed Volatility replaced Multimanager Large Cap Core Equity due to a fund merger on June 20, 2014.
  (p)AXA Large Cap Growth Managed Volatility replaced EQ/Equity Growth PLUS due to a fund merger on June 20, 2014.
  (q)Units were made available for sale on September 22, 2014.
  (r)The information shown as of and for the year ended December 31, 2012 is for units outstanding of Separate Account 70 prior to the transfer of units from Accumulator 11 and Retirement Cornerstone Series from Separate Account No. 49 into Separate Account No. 70 on January 1, 2013.
  (s)The information shown as of and for the year ended December 31, 2012 and earlier is for units outstanding of Separate Account No. 49 prior to the transfer of Accumulator 11 and Retirement Cornerstone Series to Separate Account No. 70 on January 1, 2013.
  (t)The total return ratios for the lowest and highest contract charges represent the ratio of the corresponding unit value for the lowest or highest expense charge in Separate Account No. 70 at December 31,2013 compared to the corresponding unit value for that expense charge on December 31, 2012 whether the charges and unit values were reported in Separate Account No. 49 or Separate Account No. 70 on December 31, 2012.
  * This ratio represents the annual contract expenses consisting of mortality, expense risk, financial accounting and other expenses, for each period indicated. This ratio includes only those expenses that result in direct reduction to unit value. Charges made directly to Contractowner account through the redemption of units and expenses of the respective Portfolio have been excluded. The summary may not reflect the minimum and maximum contract charges offered by the Company as Contractowners may not have selected all available and applicable contract options.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 70

NOTES TO FINANCIAL STATEMENTS (CONCLUDED)

DECEMBER 31, 2014

8. Financial Highlights (Concluded)

  ** This ratio represents the amount of dividend income, excluding distributions from net realized gains, received by the Variable Investment Option from the Portfolio, divided by the average daily net assets. This ratio excludes those expenses, such as asset-based charges, that result in direct reductions in the unit value. The recognition of dividend income by the Variable Investment Option is affected by the timing of the declaration of dividends by the Portfolio in which the Variable Investment Options invests.
  ***This ratio represents the total return for the periods indicated, including changes in the value of the Portfolio, and expenses assessed through the reduction of unit value. This ratio does not include any expenses, such as premium and withdrawal charges, as applicable, or expenses assessed through the redemption of units. The total return would have been lower had such expenses been included in the calculation. Variable Investment Options with a date notation indicate the effective date of the Variable Investment Option. The total return is calculated for each period indicated from the effective date through the end of the reporting period. For those Variable Investment Options with less than a year of operations, the total return is not annualized but calculated from the effective date through the end of the reporting period.

9. Subsequent Events

All material subsequent transactions and events have been evaluated for the period from December 31, 2014 through the date on which the financial statements were issued. It has been determined that there are no transactions or events that require adjustment or disclosure in the financial statements.

                  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

           INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

                     AXA EQUITABLE LIFE INSURANCE COMPANY

Report of Independent Registered Public Accounting Firm............................................... F-1

Consolidated Financial Statements:
 Consolidated Balance Sheets, December 31, 2014 and 2013.............................................. F-2
 Consolidated Statements of Earnings (Loss), Years Ended December 31, 2014, 2013 and 2012............. F-3
 Consolidated Statements of Comprehensive Income (Loss), Years Ended December 31, 2014, 2013 and 2012. F-4
 Consolidated Statements of Equity, Years Ended December 31, 2014, 2013 and 2012...................... F-5
 Consolidated Statements of Cash Flows, Years Ended December 31, 2014, 2013 and 2012.................. F-6
 Notes to Consolidated Financial Statements........................................................... F-8

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of AXA Equitable Life Insurance Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings (loss), of comprehensive income (loss), of equity and of cash flows present fairly, in all material respects, the financial position of AXA Equitable Life Insurance Company and its subsidiaries (the "Company") at December 31, 2014 and December 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York

March 10, 2015

                     AXA EQUITABLE LIFE INSURANCE COMPANY
                          CONSOLIDATED BALANCE SHEETS
                          DECEMBER 31, 2014 AND 2013

                                                                                        2014       2013
                                                                                     ---------- ----------
                                                                                         (IN MILLIONS)
ASSETS
Investments:
 Fixed maturities available for sale, at fair value................................. $   33,034 $   29,419
 Mortgage loans on real estate......................................................      6,463      5,684
 Policy loans.......................................................................      3,408      3,434
 Other equity investments...........................................................      1,757      1,866
 Trading securities.................................................................      5,143      4,221
 Other invested assets..............................................................      1,978      1,353
                                                                                     ---------- ----------
   Total investments................................................................     51,783     45,977
Cash and cash equivalents...........................................................      2,716      2,283
Cash and securities segregated, at fair value.......................................        476        981
Broker-dealer related receivables...................................................      1,899      1,539
Deferred policy acquisition costs...................................................      4,271      3,874
Goodwill and other intangible assets, net...........................................      3,762      3,703
Amounts due from reinsurers.........................................................      4,051      3,934
Loans to affiliates.................................................................      1,087      1,088
Guaranteed minimum income benefit reinsurance asset, at fair value..................     10,711      6,747
Other assets........................................................................      4,190      4,418
Separate Accounts' assets...........................................................    111,059    108,857
                                                                                     ---------- ----------

TOTAL ASSETS........................................................................ $  196,005 $  183,401
                                                                                     ========== ==========

LIABILITIES
Policyholders' account balances..................................................... $   31,848 $   30,340
Future policy benefits and other policyholders liabilities..........................     23,484     21,697
Broker-dealer related payables......................................................      1,501        538
Customers related payables..........................................................      1,501      1,698
Amounts due to reinsurers...........................................................         74         71
Short-term and long-term debt.......................................................        689        468
Loans from affiliates...............................................................         --        825
Current and deferred income taxes...................................................      4,785      2,813
Other liabilities...................................................................      2,939      2,653
Separate Accounts' liabilities......................................................    111,059    108,857
                                                                                     ---------- ----------
   Total liabilities................................................................    177,880    169,960
                                                                                     ---------- ----------
Redeemable Noncontrolling Interest.................................................. $       17 $       --
                                                                                     ---------- ----------

Commitments and contingent liabilities (Notes 2, 7, 10, 11, 12, 13, 16 and 17)

EQUITY
AXA Equitable's equity:
 Common stock, $1.25 par value, 2 million shares authorized, issued and outstanding. $        2 $        2
 Capital in excess of par value.....................................................      5,957      5,934
 Retained earnings..................................................................      8,809      5,205
 Accumulated other comprehensive income (loss)......................................        351       (603)
                                                                                     ---------- ----------
   Total AXA Equitable's equity.....................................................     15,119     10,538
                                                                                     ---------- ----------
Noncontrolling interest.............................................................      2,989      2,903
                                                                                     ---------- ----------
   Total equity.....................................................................     18,108     13,441
                                                                                     ---------- ----------

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY.................... $  196,005 $  183,401
                                                                                     ========== ==========

                See Notes to Consolidated Financial Statements.

                     AXA EQUITABLE LIFE INSURANCE COMPANY
                  CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
                 YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

                                                                           2014      2013      2012
                                                                         --------  --------  --------
                                                                                 (IN MILLIONS)
REVENUES
Universal life and investment-type product policy fee income............ $  3,475  $  3,546  $  3,334
Premiums................................................................      514       496       514
Net investment income (loss):
 Investment income (loss) from derivative instruments...................    1,605    (2,866)     (978)
 Other investment income (loss).........................................    2,210     2,237     2,316
                                                                         --------  --------  --------
   Total net investment income (loss)...................................    3,815      (629)    1,338
                                                                         --------  --------  --------
Investment gains (losses), net:
 Total other-than-temporary impairment losses...........................      (72)      (81)      (96)
 Portion of loss recognized in other comprehensive income (loss)........       --        15         2
                                                                         --------  --------  --------
   Net impairment losses recognized.....................................      (72)      (66)      (94)
 Other investment gains (losses), net...................................       14       (33)       (3)
                                                                         --------  --------  --------
     Total investment gains (losses), net...............................      (58)      (99)      (97)
                                                                         --------  --------  --------
Commissions, fees and other income......................................    3,930     3,823     3,574
Increase (decrease) in the fair value of the reinsurance contract asset.    3,964    (4,297)      497
                                                                         --------  --------  --------
     Total revenues.....................................................   15,640     2,840     9,160
                                                                         --------  --------  --------

BENEFITS AND OTHER DEDUCTIONS
Policyholders' benefits.................................................    3,708     1,691     2,989
Interest credited to policyholders' account balances....................    1,186     1,373     1,166
Compensation and benefits...............................................    1,739     1,743     1,672
Commissions.............................................................    1,147     1,160     1,248
Distribution related payments...........................................      413       423       367
Amortization of deferred sales commissions..............................       42        41        40
Interest expense........................................................       53        88       108
Amortization of deferred policy acquisition costs.......................      215       580       576
Capitalization of deferred policy acquisition costs.....................     (628)     (655)     (718)
Rent expense............................................................      163       169       201
Amortization of other intangible assets.................................       27        24        24
Other operating costs and expenses......................................    1,460     1,512     1,429
                                                                         --------  --------  --------
     Total benefits and other deductions................................    9,525     8,149     9,102
                                                                         --------  --------  --------
Earnings (loss) from operations, before income taxes.................... $  6,115  $ (5,309) $     58
Income tax (expense) benefit............................................   (1,695)    2,073       158
                                                                         --------  --------  --------

Net earnings (loss).....................................................    4,420    (3,236)      216
 Less: net (earnings) loss attributable to the noncontrolling interest..     (387)     (337)     (121)
                                                                         --------  --------  --------

Net Earnings (Loss) Attributable to AXA Equitable....................... $  4,033  $ (3,573) $     95
                                                                         ========  ========  ========

                See Notes to Consolidated Financial Statements.

                     AXA EQUITABLE LIFE INSURANCE COMPANY
            CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
                 YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

                                                                                  2014       2013     2012
                                                                                --------  ---------  ------
                                                                                       (IN MILLIONS)
COMPREHENSIVE INCOME (LOSS)
 Net earnings (loss)........................................................... $  4,420  $  (3,236) $  216
                                                                                --------  ---------  ------

   Other comprehensive income (loss) net of income taxes:
     Change in unrealized gains (losses), net of reclassification adjustment...      948     (1,211)    580
     Change in defined benefit plans...........................................      (23)       299      26
                                                                                --------  ---------  ------
          Total other comprehensive income (loss), net of income taxes.........      925       (912)    606
                                                                                --------  ---------  ------

Comprehensive income (loss)....................................................    5,345     (4,148)    822

 Less: Comprehensive (income) loss attributable to noncontrolling interest.....     (358)      (345)   (113)
                                                                                --------  ---------  ------

Comprehensive Income (Loss) Attributable to AXA Equitable...................... $  4,987  $  (4,493) $  709
                                                                                ========  =========  ======

                See Notes to Consolidated Financial Statements.

                     AXA EQUITABLE LIFE INSURANCE COMPANY
                       CONSOLIDATED STATEMENTS OF EQUITY
                 YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

                                                                               2014       2013       2012
                                                                            ---------  ---------  ---------
                                                                                     (IN MILLIONS)
EQUITY
AXA Equitable's Equity:
 Common stock, at par value, beginning and end of year..................... $       2  $       2  $       2
                                                                            ---------  ---------  ---------

 Capital in excess of par value, beginning of year.........................     5,934      5,992      5,743
 Deferred tax on dividend of AllianceBernstein Units.......................       (26)        --         --
 Changes in capital in excess of par value.................................        49        (58)       249
                                                                            ---------  ---------  ---------
 Capital in excess of par value, end of year...............................     5,957      5,934      5,992
                                                                            ---------  ---------  ---------

 Retained earnings, beginning of year......................................     5,205      9,125      9,392
 Net earnings (loss).......................................................     4,033     (3,573)        95
 Stockholder dividends.....................................................      (429)      (347)      (362)
                                                                            ---------  ---------  ---------
 Retained earnings, end of year............................................     8,809      5,205      9,125
                                                                            ---------  ---------  ---------

 Accumulated other comprehensive income (loss), beginning of year..........      (603)       317       (297)
 Other comprehensive income (loss).........................................       954       (920)       614
                                                                            ---------  ---------  ---------
 Accumulated other comprehensive income (loss), end of year................       351       (603)       317
                                                                            ---------  ---------  ---------

   TOTAL AXA EQUITABLE'S EQUITY, END OF YEAR...............................    15,119     10,538     15,436
                                                                            ---------  ---------  ---------
 Noncontrolling interest, beginning of year................................     2,903      2,494      2,703
 Repurchase of AllianceBernstein Holding units.............................       (62)       (76)      (145)
 Net earnings (loss) attributable to noncontrolling interest...............       387        337        121
 Dividends paid to noncontrolling interest.................................      (401)      (306)      (219)
 Dividend of AllianceBernstein Units by AXA Equitable to AXA Financial.....        48        113         --
 Other comprehensive income (loss) attributable to noncontrolling interest.       (29)         8         (8)
 Other changes in noncontrolling interest..................................       143        333         42
                                                                            ---------  ---------  ---------

     Noncontrolling interest, end of year..................................     2,989      2,903      2,494
                                                                            ---------  ---------  ---------

TOTAL EQUITY, END OF YEAR.................................................. $  18,108  $  13,441  $  17,930
                                                                            =========  =========  =========

                See Notes to Consolidated Financial Statements.

                     AXA EQUITABLE LIFE INSURANCE COMPANY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

                                                                                               2014        2013       2012
                                                                                            ----------- ---------- ----------

                                                                                                      (IN MILLIONS)
Net earnings (loss)........................................................................ $     4,420 $  (3,236) $      216
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
 Interest credited to policyholders' account balances......................................       1,186      1,373      1,166
 Universal life and investment-type product policy fee income..............................     (3,475)    (3,546)    (3,334)
 Net change in broker-dealer and customer related receivables/payables.....................       (525)      (740)        383
 (Income) loss related to derivative instruments...........................................     (1,605)      2,866        978
 Change in reinsurance recoverable with affiliate..........................................       (128)      (176)      (207)
 Investment (gains) losses, net............................................................          58         99         97
 Change in segregated cash and securities, net.............................................         505        571      (272)
 Change in deferred policy acquisition costs...............................................       (413)       (74)      (142)
 Change in future policy benefits..........................................................       1,647      (384)        876
 Change in current and deferred income taxes...............................................       1,448    (1,754)      (254)
 Real estate related write-off charges.....................................................          25         56         42
 Change in accounts payable and accrued expenses...........................................       (259)         33         18
 Change in the fair value of the reinsurance contract asset................................     (3,964)      4,297      (497)
 Contribution to pension plans.............................................................         (6)         --         --
 Amortization of deferred compensation.....................................................         171        159         22
 Amortization of deferred sales commission.................................................          42         41         40
 Amortization of reinsurance cost..........................................................         280        280         47
 Other depreciation and amortization.......................................................          44        122        157
 Amortization of other intangibles.........................................................          27         24         24
 Other, net................................................................................        (95)        150      (145)
                                                                                            ----------- ---------- ----------

Net cash provided by (used in) operating activities........................................       (617)        161      (785)
                                                                                            ----------- ---------- ----------

Cash flows from investing activities:
 Maturities and repayments of fixed maturities and mortgage loans on real estate...........       2,975      3,691      3,551
 Sales of investments......................................................................       7,186      3,442      1,951
 Purchases of investments..................................................................    (13,775)    (7,956)    (7,893)
 Cash settlements related to derivative instruments........................................         999    (2,500)      (287)
 Purchase of business, net of cash acquired................................................        (61)         --         --
 Change in short-term investments..........................................................         (5)         --         34
 Decrease in loans to affiliates...........................................................          --          5          4
 Additional loans to affiliates............................................................          --       (56)         --
 Investment in capitalized software, leasehold improvements and EDP equipment..............        (83)       (67)       (66)
 Other, net................................................................................         (9)         12         14
                                                                                            ----------- ---------- ----------

Net cash provided by (used in) investing activities........................................     (2,773)    (3,429)    (2,692)
                                                                                            ----------- ---------- ----------

                See Notes to Consolidated Financial Statements.

                     AXA EQUITABLE LIFE INSURANCE COMPANY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
                                  (CONTINUED)

                                                                                      2014      2013      2012
                                                                                    --------  --------  --------
                                                                                            (IN MILLIONS)

Cash flows from financing activities:
 Policyholders' account balances:
   Deposits........................................................................ $  5,034  $  5,469  $  5,437
   Withdrawals and transfers to Separate Accounts..................................   (1,075)   (1,188)     (982)
Change in short-term financings....................................................      221       (55)     (122)
Change in collateralized pledged liabilities.......................................      430      (663)     (288)
Change in collateralized pledged assets............................................      (12)      (18)       (5)
Repayment of Loans from Affiliates.................................................     (825)     (500)       --
Capital contribution...............................................................       --        --       195
Shareholder dividends paid.........................................................     (382)     (234)     (362)
Repurchase of AllianceBernstein Holding units......................................      (90)     (113)     (238)
Distribution to noncontrolling interest in consolidated subsidiaries...............     (401)     (306)     (219)
Increase (decrease) in Securities sold under agreement to repurchase...............      950        --        --
Other, net.........................................................................       (7)       --        (9)
                                                                                    --------  --------  --------

Net cash provided by (used in) financing activities................................    3,843     2,392     3,407
                                                                                    --------  --------  --------

Effect of exchange rate changes on cash and cash equivalents.......................      (20)       (3)        5
Change in cash and cash equivalents................................................      433      (879)      (65)
Cash and cash equivalents, beginning of year.......................................    2,283     3,162     3,227
                                                                                    --------  --------  --------

Cash and Cash Equivalents, End of Year............................................. $  2,716  $  2,283  $  3,162
                                                                                    ========  ========  ========

Supplemental cash flow information:
 Interest Paid..................................................................... $     72  $     91  $    107
                                                                                    ========  ========  ========
 Income Taxes (Refunded) Paid...................................................... $    272  $   (214) $    271
                                                                                    ========  ========  ========
 Issuance of FHLBNY funding agreements included in policyholder's account balances. $    500  $     --  $     --
                                                                                    ========  ========  ========

                See Notes to Consolidated Financial Statements.

                     AXA EQUITABLE LIFE INSURANCE COMPANY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1) ORGANIZATION

   AXA Equitable Life Insurance Company ("AXA Equitable," and collectively with its consolidated subsidiaries the "Company") is an indirect, wholly owned subsidiary of AXA Financial, Inc. ("AXA Financial," and collectively with its consolidated subsidiaries, "AXA Financial Group"). AXA Financial is an indirect wholly owned subsidiary of AXA, a French holding company for an international group of insurance and related financial services companies.

   The Company conducts operations in two business segments: the Insurance and Investment Management segments. The Company's management evaluates the performance of each of these segments independently and allocates resources based on current and future requirements of each segment.

   Insurance

   The Insurance segment offers a variety of traditional, variable and interest-sensitive life insurance products, variable and fixed-interest annuity products, investment products including mutual funds, asset management and other services, principally to individuals and small and medium size businesses and professional and trade associations. This segment also includes Separate Accounts for individual insurance and annuity products.

   The Company's insurance business is conducted principally by AXA Equitable.

   Investment Management

   The Investment Management segment is principally comprised of the investment management business of AllianceBernstein L.P., a Delaware limited partnership (together with its consolidated subsidiaries "AllianceBernstein"). AllianceBernstein provides research, diversified investment management and related services globally to a broad range of clients. This segment also includes institutional Separate Accounts principally managed by AllianceBernstein that provide various investment options for large group pension clients, primarily defined benefit and contribution plans, through pooled or single group accounts.

   AllianceBernstein is a private partnership for Federal income tax purposes and, accordingly, is not subject to Federal and state corporate income taxes. However, AllianceBernstein is subject to a 4.0% New York City unincorporated business tax ("UBT"). Domestic corporate subsidiaries of AllianceBernstein are subject to Federal, state and local income taxes. Foreign corporate subsidiaries are generally subject to taxes in the foreign jurisdictions where they are located. The Company provides Federal and state income taxes on the undistributed earnings of non-U.S. corporate subsidiaries except to the extent that such earnings are permanently invested outside the United States.

   At December 31, 2014 and 2013, the Company's economic interest in AllianceBernstein was 32.2% and 32.7%, respectively. At December 31, 2014 and 2013, respectively, AXA and its subsidiaries' economic interest in AllianceBernstein (including AXA Financial Group) was approximately 62.7% and 63.7%. AXA Equitable as the parent of AllianceBernstein Corporation, the general partner ("General Partner") of the limited partnership, consolidates AllianceBernstein in the Company's consolidated financial statements.

2) SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation and Principles of Consolidation

   The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. The accompanying consolidated financial statements reflect all adjustments necessary in the opinion of management for a fair presentation of the consolidated financial position of the Company and its consolidated results of operations and cash flows for the periods presented.

   The accompanying consolidated financial statements include the accounts of AXA Equitable and its subsidiaries engaged in insurance related businesses (collectively, the "Insurance Group"); other subsidiaries, principally AllianceBernstein; and those investment companies, partnerships and joint ventures in which AXA Equitable or its subsidiaries has control and a majority economic interest as well as those variable interest entities ("VIEs") that meet the requirements for consolidation.

   All significant intercompany transactions and balances have been eliminated in consolidation. The years "2014", "2013" and "2012" refer to the years ended December 31, 2014, 2013 and 2012, respectively. Certain reclassifications have been made in the amounts presented for prior periods to conform those periods to the current presentation.

   Accounting for Variable Annuities with GMDB and GMIB Features

   Future claims exposure on products with guaranteed minimum death benefit ("GMDB") and guaranteed minimum income benefit ("GMIB") features are sensitive to movements in the equity markets and interest rates. The Company has in place various hedging programs utilizing derivatives that are designed to mitigate the impact of movements in equity markets and interest rates. These various hedging programs do not qualify for hedge accounting treatment. As a result, changes in the value of the derivatives will be recognized in the period in which they occur while offsetting changes in reserves and deferred policy acquisition costs ("DAC") will be recognized over time in accordance with policies described below under "Policyholders' Account Balances and Future Policy Benefits" and "DAC". These differences in recognition contribute to earnings volatility.

   GMIB reinsurance contracts are used to cede to affiliated and non-affiliated reinsurers a portion of the exposure on variable annuity products that offer the GMIB feature. The GMIB reinsurance contracts are accounted for as derivatives and are reported at fair value. Gross reserves for GMIB are calculated on the basis of assumptions related to projected benefits and related contract charges over the lives of the contracts and therefore will not immediately reflect the offsetting impact on future claims exposure resulting from the same capital market and/or interest rate fluctuations that cause gains or losses on the fair value of the GMIB reinsurance contracts. The changes in the fair value of the GMIB reinsurance contracts are recorded in the period in which they occur while offsetting changes in gross reserves and DAC for GMIB are recognized over time in accordance with policies described below under "Policyholders' Account Balances and Future Policy Benefits" and "DAC". These differences in recognition contribute to earnings volatility.

   Accounting and Consolidation of VIE's

   At December 31, 2013, the Insurance Group's General Account held $3 million of investment assets issued by VIEs and determined to be significant variable interests under Financial Accounting Standards Board ("FASB") guidance Consolidation of Variable Interest Entities - Revised. The investment in this VIE was sold in 2014. At December 31, 2013, as reported in the consolidated balance sheet, this investment included $3 million of other equity investments (principally investment limited partnership interests) and was subject to ongoing review for impairment in value. This VIE did not require consolidation because management determined that the Insurance Group is not the primary beneficiary. The Insurance Group had no further economic interest in this VIE in the form of related guarantees, commitments, derivatives, credit enhancements or similar instruments and obligations.

   For all new investment products and entities developed by AllianceBernstein (other than Collaterized Debt Obligations ("CDOs")), AllianceBernstein first determines whether the entity is a VIE, which involves determining an entity's variability and variable interests, identifying the holders of the equity investment at risk and assessing the five characteristics of a VIE. Once an entity has been determined to be a VIE, AllianceBernstein then identifies the primary beneficiary of the VIE. If AllianceBernstein is deemed to be the primary beneficiary of the VIE, then AllianceBernstein and the Company consolidate the entity.

   AllianceBernstein provides seed capital to its investment teams to develop new products and services for their clients. AllianceBernstein's original seed investment typically represents all or a majority of the equity investment in the new product is temporary in nature. AllianceBernstein evaluates its seed investments on a quarterly basis and consolidates such investments as required pursuant to U.S. GAAP.

   Management of AllianceBernstein reviews quarterly its investment management agreements and its investments in, and other financial arrangements with, certain entities that hold client assets under management ("AUM") to determine the entities that AllianceBernstein is required to consolidate under this guidance. These entities include certain mutual fund products, hedge funds, structured products, group trusts, collective investment trusts and limited partnerships.

   AllianceBernstein earned investment management fees on client AUM of these entities but derived no other benefit from those assets and cannot utilize those assets in its operations.

   At December 31, 2014, AllianceBernstein had significant variable interests in certain other structured products and hedge funds with approximately $31 million in client AUM. However, these VIEs do not require consolidation because management has determined that AllianceBernstein is not the primary beneficiary of the expected losses or expected residual returns of these entities. AllianceBernstein's maximum exposure to loss in these entities is limited to its investments of $200,000 in and prospective investment management fees earned from these entities.

   Adoption of New Accounting Pronouncements

   In July 2013, the FASB issued new guidance on the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance was effective for interim and annual periods beginning after December 15, 2013. Implementation of this guidance did not have a material impact on the Company's consolidated financial statements.

   In February 2013, the FASB issued new guidance to improve the reporting of reclassifications out of accumulated other comprehensive income ("AOCI"). The guidance requires disclosure of reclassification information either in the notes or the face of the financial statements provided the information is presented in one location. This guidance was effective for interim and annual periods beginning after December 31, 2012. Implementation of this guidance did not have a material impact on the Company's consolidated financial statements. These new disclosures have been included in the Notes to the Company's consolidated financial statements, as appropriate.

   In July 2012, the FASB issued new guidance on testing indefinite-lived intangible assets for impairment. The guidance was effective for interim and annual indefinite-lived intangible assets impairment tests performed for fiscal years beginning after September 15, 2012. Implementation of this guidance did not have a material impact on the Company's consolidated financial statements.

   Future Adoption of New Accounting Pronouncements

   In February 2015, the FASB issued a new consolidation standard that makes targeted amendments to the VIE assessment, including guidance specific to limited partnerships and similar entities, and ends the deferral granted to investment companies for applying the VIE guidance. The new standard is effective for annual periods, beginning after December 15, 2015, but may be early-adopted in any interim period. Management currently is evaluating the impacts this guidance may have on the Company's consolidated financial statements.

   In August 2014, the FASB issued new guidance which requires management to evaluate whether there is "substantial doubt" about the reporting entity's ability to continue as a going concern and provide related footnote disclosures about those uncertainties, if they exist. The new guidance is effective for annual periods, ending after December 15, 2016 and interim periods thereafter. Management does not expect implementation of this guidance will have a material impact on the Company's consolidated financial statements.

   In June 2014, the FASB issued new guidance for accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. The new guidance is effective for interim and annual periods beginning after December 15, 2015. Management does not expect implementation of this guidance will have a material impact on the Company's consolidated financial statements.

   In June 2014, the FASB issued new guidance for repurchase-to-maturity transactions, repurchase financings and added disclosure requirements, which aligns the accounting for repurchase-to-maturity transactions and repurchase financing arrangements with the accounting for other typical repurchase agreements. The new guidance also requires additional disclosures about repurchase agreements and similar transactions. The accounting changes and disclosure requirements are effective for interim or annual periods beginning after December 15, 2014. Management does not expect implementation of this guidance will have a material impact on the Company's consolidated financial statements.

   In May 2014, the FASB issued new revenue recognition guidance that is intended to improve and converge the financial reporting requirements for revenue from contracts with customers with International Financial Reporting Standards ("IFRS"). The new guidance applies to contracts that deliver goods or services to a customer, except when those contracts are for: insurance, leases, rights and obligations that are in the scope of certain financial instruments (i.e., derivative contracts) and guarantees other than product or service warranties. The new guidance is effective for interim and annual periods, beginning after December 15, 2016. Management is currently evaluating the impact that adoption of this guidance will have on the Company's consolidated financial statements.

   The FASB issued new guidance that allows investors to elect to use the proportional amortization method to account for investments in qualified affordable housing projects if certain conditions are met. Under this method, which replaces the effective yield method, an investor amortizes the cost of its investment, in proportion to the tax credits and other tax benefits it receives, to income tax expense. The guidance also introduces disclosure requirements for all investments in qualified affordable housing projects, regardless of the accounting method used for those investments. The guidance is effective for annual periods beginning after December 15, 2014. Management does not expect implementation of this guidance will have a material impact on the Company's consolidated financial statements.

   Closed Block

   As a result of demutualization, the Closed Block was established in 1992 for the benefit of certain individual participating policies that were in force on that date. Assets, liabilities and earnings of the Closed Block are specifically identified to support its participating policyholders.

   Assets allocated to the Closed Block inure solely to the benefit of the Closed Block policyholders and will not revert to the benefit of AXA Equitable. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of AXA Equitable's General Account, any of its Separate Accounts or any affiliate of AXA Equitable without the approval of the Superintendent of The New York State Department of Financial Services, (the "NYSDFS"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account.

   The excess of Closed Block liabilities over Closed Block assets (adjusted to exclude the impact of related amounts in AOCI) represents the expected maximum future post-tax earnings from the Closed Block that would be recognized in income from continuing operations over the period the policies and contracts in the Closed Block remain in force. As of January 1, 2001, the Company has developed an actuarial calculation of the expected timing of the Closed Block's earnings.

   If the actual cumulative earnings from the Closed Block are greater than the expected cumulative earnings, only the expected earnings will be recognized in net income. Actual cumulative earnings in excess of expected cumulative earnings at any point in time are recorded as a policyholder dividend obligation because they will ultimately be paid to Closed Block policyholders as an additional policyholder dividend unless offset by future performance that is less favorable than originally expected. If a policyholder dividend obligation has been previously established and the actual Closed Block earnings in a subsequent period are less than the expected earnings for that period, the policyholder dividend obligation would be reduced (but not below zero). If, over the period the policies and contracts in the Closed Block remain in force, the actual cumulative earnings of the Closed Block are less than the expected cumulative earnings, only actual earnings would be recognized in income from continuing operations. If the Closed Block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside the Closed Block.

   Many expenses related to Closed Block operations, including amortization of DAC, are charged to operations outside of the Closed Block; accordingly, net revenues of the Closed Block do not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

   Investments

   The carrying values of fixed maturities classified as available-for-sale ("AFS") are reported at fair value. Changes in fair value are reported in OCI. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary which are recognized in Investment gains (losses), net. The redeemable preferred stock investments that are reported in fixed maturities include real estate investment trusts ("REIT"), perpetual preferred stock, and redeemable preferred stock. These securities may not have a stated maturity, may not be cumulative and do not provide for mandatory redemption by the issuer.

   The Company determines the fair values of fixed maturities and equity securities based upon quoted prices in active markets, when available, or through the use of alternative approaches when market quotes are not readily accessible or available. These alternative approaches include matrix or model pricing and use of independent pricing services, each supported by reference to principal market trades or other observable market assumptions for similar securities. More specifically, the matrix pricing approach to fair value is a discounted cash flow methodology that incorporates market interest rates commensurate with the credit quality and duration of the investment.

   The Company's management, with the assistance of its investment advisors, monitors the investment performance of its portfolio and reviews AFS securities with unrealized losses for other-than-temporary impairments ("OTTI"). Integral to this review is an assessment made each quarter, on a security-by-security basis, by the Company's Investments Under Surveillance ("IUS") Committee, of various indicators of credit deterioration to determine whether the investment security is expected to recover. This assessment includes, but is not limited to, consideration of the duration and severity of the unrealized loss, failure, if any, of the issuer of the security to make scheduled payments, actions taken by rating agencies, adverse conditions specifically related to the security or sector, the financial strength, liquidity, and continued viability of the issuer and, for equity securities only, the intent and ability to hold the investment until recovery, and results in identification of specific securities for which OTTI is recognized.

   If there is no intent to sell or likely requirement to dispose of the fixed maturity security before its recovery, only the credit loss component of any resulting OTTI is recognized in earnings (loss) and the remainder of the fair value loss is recognized in OCI. The amount of credit loss is the shortfall of the present value of the cash flows expected to be collected as compared to the amortized cost basis of the security. The present value is calculated by discounting management's best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment. Projections of future cash flows are based on assumptions regarding probability of default and estimates regarding the amount and timing of recoveries. These assumptions and estimates require use of management judgment and consider internal credit analyses as well as market observable data relevant to the collectability of the security. For mortgage- and asset-backed securities, projected future cash flows also include assumptions regarding prepayments and underlying collateral value.

   Real estate held for the production of income, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in Investment gains (losses), net.

   Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years.

   Policy loans are stated at unpaid principal balances.

   Partnerships, investment companies and joint venture interests that the Company has control of and has a majority economic interest in or those that meet the requirements for consolidation under accounting guidance for consolidation of VIEs are consolidated. Those that the Company does not have control of and does not have a majority economic interest in and those that do not meet the VIE requirements for consolidation are reported on the equity basis of accounting and are reported either with equity real estate or other equity investments, as appropriate. The Company records its interests in certain of these partnerships on a month or one quarter lag.

   Equity securities, which include common stock, and non-redeemable preferred stock classified as AFS securities, are carried at fair value and are included in other equity investments with changes in fair value reported in OCI.

   Trading securities, which include equity securities and fixed maturities, are carried at fair value based on quoted market prices, with unrealized gains (losses) reported in other investment income (loss) in the statements of Net earnings (loss).

   Corporate owned life insurance ("COLI") has been purchased by the Company and certain subsidiaries on the lives of certain key employees and the Company and these subsidiaries are named as beneficiaries under these policies. COLI is carried at the cash surrender value of the policies. At December 31, 2014 and 2013, the carrying value of COLI was $803 million and $770 million, respectively, and is reported in Other invested assets in the consolidated balance sheets.

   Short-term investments are reported at amortized cost that approximates fair value and are included in Other invested assets.

   Cash and cash equivalents includes cash on hand, demand deposits, money market accounts, overnight commercial paper and highly liquid debt instruments purchased with an original maturity of three months or less. Due to the short-term nature of these investments, the recorded value is deemed to approximate fair value.

   All securities owned, including United States government and agency securities, mortgage-backed securities and futures and forwards transactions, are reported in the consolidated financial statements on a trade date basis.

   Derivatives

   Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices, values of securities or commodities, credit spreads, market volatility, expected returns, and liquidity. Values can also be affected by changes in estimates and assumptions, including those related to counterparty behavior and non-performance risk used in valuation models. Derivative financial instruments generally used by the Company include exchange traded equity, currency and interest rate futures contracts, total return and/or other equity swaps, interest rate swap and floor contracts, swaptions, variance swaps as well as equity options and may be exchange-traded or contracted in the over-the-counter market. All derivative positions are carried in the consolidated balance sheets at fair value, generally by obtaining quoted market prices or through the use of valuation models.

   Freestanding derivative contracts are reported in the consolidated balance sheets either as assets within "Other invested assets" or as liabilities within "Other liabilities." The Company nets the fair value of all derivative financial instruments with counterparties for which an ISDA Master Agreement and related CSA have been executed. The Company uses derivatives to manage asset/liability risk and has designated some of those economic relationships under the criteria to qualify for hedge accounting treatment. All changes in the fair value of the Company's freestanding derivative positions not designated to hedge accounting relationships, including net receipts and payments, are included in "Investment income
   (loss) from derivative instruments" without considering changes in the fair value of the economically associated assets or liabilities.

   The Company is a party to financial instruments and other contracts that contain "embedded" derivative instruments. At inception, the Company assesses whether the economic characteristics of the embedded instrument are "clearly and closely related" to the economic characteristics of the remaining component of the "host contract" and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When those criteria are satisfied, the resulting embedded derivative is bifurcated from the host contract, carried in the consolidated balance sheets at fair value, and changes in its fair value are recognized immediately and captioned in the consolidated statements of earnings (loss) according to the nature of the related host contract. For certain financial instruments that contain an embedded derivative that otherwise would need to be bifurcated and reported at fair value, the Company instead may elect to carry the entire instrument at fair value.

   Mortgage Loans on Real Estate ("mortgage loans"):

   Mortgage loans are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or on its collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the collateral value measurement method is used.

   For commercial and agricultural mortgage loans, an allowance for credit loss is typically recommended when management believes it is probable that principal and interest will not be collected according to the contractual terms. Factors that influence management's judgment in determining allowance for credit losses include the following:

      . Loan-to-value ratio -- Derived from current loan balance divided by the fair market value of the property. An allowance for credit loss is typically recommended when the loan-to-value ratio is in excess of 100%. In the case where the loan-to-value is in excess of 100%, the allowance for credit loss is derived by taking the difference between the fair market value (less cost of sale) and the current loan balance.

      . Debt service coverage ratio -- Derived from actual net operating income divided by annual debt service. If the ratio is below 1.0x, then the income from the property does not support the debt.

      . Occupancy -- Criteria varies by property type but low or below market occupancy is an indicator of sub-par property performance.

      . Lease expirations -- The percentage of leases expiring in the upcoming 12 to 36 months are monitored as a decline in rent and/or occupancy may negatively impact the debt service coverage ratio. In the case of single-tenant properties or properties with large tenant exposure, the lease expiration is a material risk factor.

      . Maturity -- Mortgage loans that are not fully amortizing and have upcoming maturities within the next 12 to 24 months are monitored in conjunction with the capital markets to determine the borrower's ability to refinance the debt and/or pay off the balloon balance.

      . Borrower/tenant related issues -- Financial concerns, potential bankruptcy, or words or actions that indicate imminent default or abandonment of property.

      . Payment status -- current vs. delinquent -- A history of delinquent payments may be a cause for concern.

      . Property condition -- Significant deferred maintenance observed during the lenders annual site inspections.

      . Other -- Any other factors such as current economic conditions may call into question the performance of the loan.

   Mortgage loans also are individually evaluated quarterly by the IUS Committee for impairment, including an assessment of related collateral value. Commercial mortgages 60 days or more past due and agricultural mortgages 90 days or more past due, as well as all mortgages in the process of foreclosure, are identified as problem mortgages. Based on its monthly monitoring of mortgages, a class of potential problem mortgages are also identified, consisting of mortgage loans not currently classified as problems but for which management has doubts as to the ability of the borrower to comply with the present loan payment terms and which may result in the loan becoming a problem or being restructured. The decision whether to classify a performing mortgage loan as a potential problem involves significant subjective judgments by management as to likely future industry conditions and developments with respect to the borrower or the individual mortgaged property.

   For problem mortgage loans a valuation allowance is established to provide for the risk of credit losses inherent in the lending process. The allowance includes loan specific reserves for mortgage loans determined to be non-performing as a result of the loan review process. A non-performing loan is defined as a loan for which it is probable that amounts due according to the contractual terms of the loan agreement will not be collected. The loan specific portion of the loss allowance is based on the Company's assessment as to ultimate collectability of loan principal and interest. Valuation allowances for a non-performing loan are recorded based on the present value of expected future cash flows discounted at the loan's effective interest rate or based on the fair value of the collateral if the loan is collateral dependent. The valuation allowance for mortgage loans can increase or decrease from period to period based on such factors.

   Impaired mortgage loans without provision for losses are mortgage loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on mortgage loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on mortgage loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

   Mortgage loans are placed on nonaccrual status once management believes the collection of accrued interest is doubtful. Once mortgage loans are classified as nonaccrual mortgage loans, interest income is recognized under the cash basis of accounting and the resumption of the interest accrual would commence only after all past due interest has been collected or the mortgage loan on real estate has been restructured to where the collection of interest is considered likely. At December 31, 2014 and 2013, the carrying values of commercial mortgage loans that had been classified as nonaccrual mortgage loans were $89 million and $93 million, respectively.

   Troubled Debt Restructuring

   When a loan modification is determined to be a troubled debt restructuring ("TDR"), the impairment of the loan is re-measured by discounting the expected cash flows to be received based on the modified terms using the loan's original effective yield, and the allowance for loss is adjusted accordingly. Subsequent to the modification, income is recognized prospectively based on the modified terms of the mortgage loans. Additionally, the loan continues to be subject to the credit review process noted above.

   Net Investment Income (Loss), Investment Gains (Losses), Net and Unrealized Investment Gains (Losses)

   Net investment income (loss) and realized investment gains (losses), net (together "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are offset by amounts reflected as interest credited to policyholders' account balances.

   Realized investment gains (losses) are determined by identification with the specific asset and are presented as a component of revenue. Changes in the valuation allowances are included in Investment gains (losses), net.

   Realized and unrealized holding gains (losses) on trading securities are reflected in Net investment income (loss).

   Unrealized investment gains (losses) on fixed maturities and equity securities designated as AFS held by the Company are accounted for as a separate component of AOCI, net of related deferred income taxes, amounts attributable to certain pension operations, Closed Blocks' policyholders dividend obligation, insurance liability loss recognition and DAC related to universal life ("UL") policies, investment-type products and participating traditional life policies.

   Changes in unrealized gains (losses) reflect changes in fair value of only those fixed maturities and equity securities classified as AFS and do not reflect any change in fair value of policyholders' account balances and future policy benefits.

   Fair Value of Financial Instruments

   Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance established a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1 Unadjusted quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3 Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

   The Company defines fair value as the unadjusted quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are measured using present value or other valuation techniques. The fair value determinations are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such adjustments do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value cannot be substantiated by direct comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

   Management is responsible for the determination of the value of investments carried at fair value and the supporting methodologies and assumptions. Under the terms of various service agreements, the Company often utilizes independent valuation service providers to gather, analyze, and interpret market information and derive fair values based upon relevant methodologies and assumptions for individual securities. These independent valuation service providers typically obtain data about market transactions and other key valuation model inputs from multiple sources and, through the use of widely accepted valuation models, provide a single fair value measurement for individual securities for which a fair value has been requested. As further described below with respect to specific asset classes, these inputs include, but are not limited to, market prices for recent trades and transactions in comparable securities, benchmark yields, interest rate yield curves, credit spreads, quoted prices for similar securities, and other market-observable information, as applicable. Specific attributes of the security being valued also are considered, including its term, interest rate, credit rating, industry sector, and when applicable, collateral quality and other security- or issuer-specific information. When insufficient market observable information is available upon which to measure fair value, the Company either will request brokers knowledgeable about these securities to provide a non-binding quote or will employ internal valuation models. Fair values received from independent valuation service providers and brokers and those internally modeled or otherwise estimated are assessed for reasonableness.

   Recognition of Insurance Income and Related Expenses

   Deposits related to UL and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of fees assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

   Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized in income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

   For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as revenue when due with any excess profit deferred and recognized in income in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

   Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

   DAC

   Acquisition costs that vary with and are primarily related to the acquisition of new and renewal insurance business, reflecting incremental direct costs of contract acquisition with independent third parties or employees that are essential to the contract transaction, as well as the portion of employee compensation, including payroll fringe benefits and other costs directly related to underwriting, policy issuance and processing, medical inspection, and contract selling for successfully negotiated contracts including commissions, underwriting, agency and policy issue expenses, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

   After the initial establishment of reserves, premium deficiency and loss recognition tests are performed each period end using best estimate assumptions as of the testing date without provisions for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for the aggregate product group are insufficient to provide for expected future policy benefits and expenses for that line of business (i.e., reserves net of any DAC asset), DAC would first be written off and thereafter, if required, a premium deficiency reserve would be established by a charge to earnings.

   In accordance with the guidance for the accounting and reporting by insurance enterprises for certain long-duration contracts and participating contracts and for realized gains and losses from the sale of investments, current and expected future profit margins for products covered by this guidance are examined regularly in determining the amortization of DAC. Due primarily to the significant decline in Separate Accounts balances during 2008 and a change in the estimate of average gross short-term annual return on Separate Accounts balances to 9.0%, future estimated gross profits at December 31, 2008 for certain issue years for the Accumulator(R) variable annuity products ("Accumulator(R)") were expected to be negative as the increases in the fair values of derivatives used to hedge certain risks related to these products would be recognized in current earnings while the related reserves do not fully and immediately reflect the impact of equity and interest market fluctuations. As required under U.S. GAAP, for those issue years with future estimated negative gross profits, the DAC amortization method was permanently changed in fourth quarter 2008 from one based on estimated gross profits to one based on estimated assessments for the Accumulator(R) products, subject to loss recognition testing. In second quarter 2011, the DAC amortization method was changed to one based on estimated assessments for all issue years for the Accumulator(R) products due to continued volatility of margins and the continued emergence of periods of negative margins.

   DAC associated with UL and investment-type products, other than Accumulator(R) products is amortized over the expected total life of the contract group as a constant percentage of estimated gross profits arising principally from investment results, Separate Account fees, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. When estimated gross profits are expected to be negative for multiple years of a contract life, DAC is amortized using the present value of estimated assessments. The effect on the amortization of DAC of revisions to estimated gross profits or assessments is reflected in earnings (loss) in the period such estimated gross profits or assessments are revised. A decrease in expected gross profits or assessments would accelerate DAC amortization. Conversely, an increase in expected gross profits or assessments would slow DAC amortization. The effect on the DAC assets that would result from realization of unrealized gains (losses) is recognized with an offset to AOCI in consolidated equity as of the balance sheet date.

   A significant assumption in the amortization of DAC on variable annuities and variable and interest-sensitive life insurance relates to projected future Separate Account performance. Management sets estimated future gross profit or assessment assumptions related to Separate Account performance using a long-term view of expected average market returns by applying a reversion to the mean approach, a commonly used industry practice. This future return approach influences the projection of fees earned, as well as other sources of estimated gross profits. Returns that are higher than expectations for a given period produce higher than expected account balances, increase the fees earned resulting in higher expected future gross profits and lower DAC amortization for the period. The opposite occurs when returns are lower than expected.

   In applying this approach to develop estimates of future returns, it is assumed that the market will return to an average gross long-term return estimate, developed with reference to historical long-term equity market performance. Currently, the average gross long-term return estimate is measured from December 31, 2008. Management has set limitations as to maximum and minimum future rate of return assumptions, as well as a limitation on the duration of use of these maximum or minimum rates of return. At December 31, 2014, the average gross short-term and long-term annual return estimate on variable and interest-sensitive life insurance and variable annuities was 9.0% (6.66% net of product weighted average Separate Account fees), and the gross maximum and minimum short-term annual rate of return limitations were 15.0% (12.66% net of product weighted average Separate Account fees) and 0.0% (-2.34% net of product weighted average Separate Account fees), respectively. The maximum duration over which these rate limitations may be applied is 5 years. This approach will continue to be applied in future periods. These assumptions of long-term growth are subject to assessment of the reasonableness of resulting estimates of future return assumptions.

   If actual market returns continue at levels that would result in assuming future market returns of 15.0% for more than 5 years in order to reach the average gross long-term return estimate, the application of the 5 year maximum duration limitation would result in an acceleration of DAC amortization. Conversely, actual market returns resulting in assumed future market returns of 0.0% for more than 5 years would result in a required deceleration of DAC amortization. At December 31, 2014, current projections of future average gross market returns assume a 0.0% annualized return for the next six quarters, which is the minimum limitations grading to a reversion to the mean of 9.0% in fourteen quarters.

   In addition, projections of future mortality assumptions related to variable and interest-sensitive life products are based on a long-term average of actual experience. This assumption is updated quarterly to reflect recent experience as it emerges. Improvement of life mortality in future periods from that currently projected would result in future deceleration of DAC amortization. Conversely, deterioration of life mortality in future periods from that currently projected would result in future acceleration of DAC amortization.

   Other significant assumptions underlying gross profit estimates for UL and investment type products relate to contract persistency and General Account investment spread.

   For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 2014, the average rate of assumed investment yields, excluding policy loans, was 5.1% grading to 4.5% over 10 years. Estimated gross margins include anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the accumulated amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC assets that would result from realization of unrealized gains (losses) is recognized with an offset to AOCI in consolidated equity as of the balance sheet date. Many of the factors that affect gross margins are included in the determination of the Company's dividends to these policyholders. DAC adjustments related to participating traditional life policies do not create significant volatility in results of operations as the Closed Block recognizes a cumulative policyholder dividend obligation expense in "Policyholders' dividends," for the excess of actual cumulative earnings over expected cumulative earnings as determined at the time of demutualization.

   DAC associated with non-participating traditional life policies is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings (loss) in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy. DAC related to these policies is subject to recoverability testing as part of AXA Financial Group's premium deficiency testing. If a premium deficiency exists, DAC is reduced by the amount of the deficiency or to zero through a charge to current period earnings (loss). If the deficiency exceeds the DAC balance, the reserve for future policy benefits is increased by the excess, reflected in earnings
   (loss) in the period such deficiency occurs.

   Contractholder Bonus Interest Credits

   Contractholder bonus interest credits are offered on certain deferred annuity products in the form of either immediate bonus interest credited or enhanced interest crediting rates for a period of time. The interest crediting expense associated with these contractholder bonus interest credits is deferred and amortized over the lives of the underlying contracts in a manner consistent with the amortization of DAC. Unamortized balances are included in Other assets.

   Policyholders' Account Balances and Future Policy Benefits

   Policyholders' account balances for UL and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

   The Company has issued and continues to offer certain variable annuity products with GMDB and Guaranteed income benefit ("GIB") features. The Company previously issued certain variable annuity products with Guaranteed withdrawal benefit for life ("GWBL") and other features. The Company also issues certain variable annuity products that contain a GMIB feature which, if elected by the policyholder after a stipulated waiting period from contract issuance, guarantees a minimum lifetime annuity based on predetermined annuity purchase rates that may be in excess of what the contract account value can purchase at then-current annuity purchase rates. This minimum lifetime annuity is based on predetermined annuity purchase rates applied to a GMIB base. Reserves for GMDB and GMIB obligations are calculated on the basis of actuarial assumptions related to projected benefits and related contract charges generally over the lives of the contracts. The determination of this estimated liability is based on models that involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender and withdrawal rates, mortality experience, and, for contracts with the GMIB feature, GMIB election rates. Assumptions regarding Separate Account performance used for purposes of this calculation are set using a long-term view of expected average market returns by applying a reversion to the mean approach, consistent with that used for DAC amortization. There can be no assurance that actual experience will be consistent with management's estimates.

   For reinsurance contracts other than those covering GMIB exposure, reinsurance recoverable balances are calculated using methodologies and assumptions that are consistent with those used to calculate the direct liabilities.

   For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

   For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience that, together with interest and expense assumptions, includes a margin for adverse deviation. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and, after annuitization, are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.25% to 10.9% for life insurance liabilities and from 1.57% to 11.25% for annuity liabilities.

   Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. While management believes its disability income ("DI") reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

   When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings.

   Funding agreements are reported in Policyholders' account balances in the consolidated balance sheets. AXA Equitable as a member of the Federal Home Loan Bank of New York ("FHLBNY") has access to borrowing facilities from the FHLBNY including collateralized borrowings and funding agreements, which would require AXA Equitable to pledge qualified mortgage-backed assets and/or government securities as collateral. As membership requires the ownership of member stock, AXA Equitable purchased stock to meet its membership requirement

   ($31 million, as of December 31, 2014). Any borrowings from the FHLBNY require the purchase of FHLBNY activity based stock in an amount equal to 4.5% of the borrowings. AXA Equitable's capacity with the FHLBNY was increased during second quarter 2014 from $1,000 million to $3,000 million. At December 31, 2014, the Company had $500 million of outstanding funding agreements with the FHLBNY. The funding agreements were used to extend the duration of the assets within the General Account investment portfolio. For other instruments used to extend the duration of the General Account investment portfolio see "Derivative and offsetting assets and liabilities" included in Note 3.

   Policyholders' Dividends

   The amount of policyholders' dividends to be paid (including dividends on policies included in the Closed Block) is determined annually by AXA Equitable's board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by AXA Equitable.

   At December 31, 2014, participating policies, including those in the Closed Block, represent approximately 5.6% ($19,863 million) of directly written life insurance in-force, net of amounts ceded.

   Separate Accounts

   Generally, Separate Accounts established under New York State Insurance Law are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent Separate Accounts assets exceed Separate Accounts liabilities. Assets and liabilities of the Separate Accounts represent the net deposits and accumulated net investment earnings (loss) less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk. Separate Accounts' assets and liabilities are shown on separate lines in the consolidated balance sheets. Assets held in Separate Accounts are reported at quoted market values or, where quoted values are not readily available or accessible for these securities, their fair value measures most often are determined through the use of model pricing that effectively discounts prospective cash flows to present value using appropriate sector-adjusted credit spreads commensurate with the security's duration, also taking into consideration issuer-specific credit quality and liquidity. The assets and liabilities of six Separate Accounts are presented and accounted for as General Account assets and liabilities due to the fact that not all of the investment performance in those Separate Accounts is passed through to policyholders. Investment assets in these Separate Accounts principally consist of fixed maturities that are classified as AFS in the accompanying consolidated financial statements.

   The investment results of Separate Accounts, including unrealized gains (losses), on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities and are not reported in revenues in the consolidated statements of earnings (loss). For 2014, 2013 and 2012, investment results of such Separate Accounts were gains (losses) of $5,959 million, $19,022 million and $10,110 million, respectively.

   Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all policies including those funded by Separate Accounts are included in revenues.

   The Company reports the General Account's interests in Separate Accounts as Other equity investments in the consolidated balance sheets.

   Recognition of Investment Management Revenues and Related Expenses

   Commissions, fees and other income principally include the Investment Management segment's investment advisory and service fees, distribution revenues and institutional research services revenue. Investment advisory and service base fees, generally calculated as a percentage, referred to as basis points ("BPs"), of assets under management, are recorded as revenue as the related services are performed; they include brokerage transactions charges received by Sanford C. Bernstein & Co. LLC ("SCB LLC") for certain retail, private client and institutional investment client transactions. Certain investment advisory contracts, including those associated with hedge funds, provide for a performance-based fee, in addition to or in lieu of a base fee which is calculated as either a percentage of absolute investment results or a percentage of the investment results in excess of a stated benchmark over a specified period of time. Performance-based fees are recorded as a component of revenue at the end of each contract's measurement period. Institutional research services revenue consists of brokerage transaction charges received by SCB LLC and Sanford C. Bernstein Limited ("SCBL") for independent research and brokerage-related services provided to institutional investors. Brokerage transaction charges earned and related expenses are recorded on a trade date basis. Distribution revenues and shareholder servicing fees are accrued as earned.

   Commissions paid to financial intermediaries in connection with the sale of shares of open-end AllianceBernstein sponsored mutual funds sold without a front-end sales charge ("back-end load shares") are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years for U.S. fund shares and four years for non-U.S. fund shares, the periods of time during which the deferred sales commissions are generally recovered. These commissions are recovered from distribution services fees received from those funds and from contingent deferred sales commissions ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received. Effective January 31, 2009, back-end load shares are no longer offered to new investors by AllianceBernstein's U.S. funds. Management tests the deferred sales commission asset for recoverability quarterly and determined that the balance as of December 31, 2014 was not impaired.

   AllianceBernstein's management determines recoverability by estimating undiscounted future cash flows to be realized from this asset, as compared to its recorded amount, as well as the estimated remaining life of the deferred sales commission asset over which undiscounted future cash flows are expected to be received. Undiscounted future cash flows consist of ongoing distribution services fees and CDSC. Distribution services fees are calculated as a percentage of average assets under management related to back-end load shares. CDSC are based on the lower of cost or current value, at the time of redemption, of back-end load shares redeemed and the point at which redeemed during the applicable minimum holding period under the mutual fund distribution system.

   Significant assumptions utilized to estimate future average assets under management and undiscounted future cash flows from back-end load shares include expected future market levels and redemption rates. Market assumptions are selected using a long-term view of expected average market returns based on historical returns of broad market indices. Future redemption rate assumptions are determined by reference to actual redemption experience over the five-year, three-year and one-year periods and current quarterly periods ended December 31, 2014. These assumptions are updated periodically. Estimates of undiscounted future cash flows and the remaining life of the deferred sales commission asset are made from these assumptions and the aggregate undiscounted cash flows are compared to the recorded value of the deferred sales commission asset. If AllianceBernstein's management determines in the future that the deferred sales commission asset is not recoverable, an impairment condition would exist and a loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated fair value. Estimated fair value is determined using AllianceBernstein's management's best estimate of future cash flows discounted to a present value amount.

   Goodwill and Other Intangible Assets

   Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of acquired companies, and relates principally to the acquisition of SCB Inc., an investment research and management company formerly known as Sanford C. Bernstein Inc. ("Bernstein Acquisition") and the purchase of units of the limited partnership interest in AllianceBernstein ("AllianceBernstein Units"). In accordance with the guidance for Goodwill and Other Intangible Assets, goodwill is tested annually for impairment and at interim periods if events or circumstances indicate an impairment could have occurred.

   Intangible assets related to the Bernstein Acquisition and purchases of AllianceBernstein Units include values assigned to contracts of businesses acquired based on their estimated fair value at the time of acquisition, less accumulated amortization. These intangible assets are generally amortized on a straight-line basis over their estimated useful life of approximately 20 years. All intangible assets are periodically reviewed for impairment as events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value exceeds fair value, additional impairment tests are performed to measure the amount of the impairment loss, if any.

   Other Accounting Policies

   Capitalized internal-use software, included in Other assets in the consolidated balance sheets, is amortized on a straight-line basis over the estimated useful life of the software that ranges between three and five years. If an impairment is determined to have occurred, software capitalization is accelerated for the remaining balance deemed to be impaired.

   AXA Financial and certain of its consolidated subsidiaries and affiliates, including the Company, file a consolidated Federal income tax return. The Company provides for Federal and state income taxes currently payable, as well as those deferred due to temporary differences between the financial reporting and tax bases of assets and liabilities. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred tax assets will not be realized.

   Under accounting for uncertainty in income taxes guidance, the Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the consolidated financial statements. Tax positions are then measured at the largest amount of benefit that is greater than 50 % likely of being realized upon settlement.

   Out of Period Adjustments

   In 2014, the Company recorded several out-of-period adjustments in its financial statements. The Company refined the models used to calculate the fair value of the GMIB reinsurance asset and the GMIB and GMDB liabilities. In addition, the Company recorded an out-of-period adjustment related to an understatement of the dividend of AllianceBernstein Units by AXA Equitable to AXA Financial during the year ended December 31, 2013 and the related deferred tax liability for the excess of the fair value of the AllianceBernstein Unit dividend over the recorded value. The net impact of the out-of-period adjustments to AXA Equitable's shareholders' equity and Net earnings was a decrease of $1 million and an increase of $73 million, respectively. Management has evaluated the impact of all out of period corrections both individually and in the aggregate and concluded they are not material to any previously reported quarterly or annual financial statements.

3) INVESTMENTS

   FIXED MATURITIES AND EQUITY SECURITIES

   The following table provides information relating to fixed maturities and equity securities classified as AFS:

                AVAILABLE-FOR-SALE SECURITIES BY CLASSIFICATION

                                                           GROSS       GROSS
                                              AMORTIZED  UNREALIZED  UNREALIZED                 OTTI
                                                COST       GAINS       LOSSES    FAIR VALUE  IN AOCI/(3)/
                                              ---------- ---------- ------------ ----------- -----------
                                                                    (IN MILLIONS)
DECEMBER 31, 2014:
------------------
Fixed Maturity Securities:
  Corporate.................................. $   20,742 $    1,549 $         71 $    22,220 $        --
  U.S. Treasury, government and agency.......      6,685        672           26       7,331          --
  States and political subdivisions..........        441         78           --         519          --
  Foreign governments........................        405         48            7         446          --
  Commercial mortgage-backed.................        855         22          142         735          10
  Residential mortgage-backed/(1)/...........        752         43           --         795          --
  Asset-backed/(2)/..........................         86         14            1          99           3
  Redeemable preferred stock.................        829         70           10         889          --
                                              ---------- ---------- ------------ ----------- -----------
   Total Fixed Maturities....................     30,795      2,496          257      33,034          13

Equity securities............................         36          2           --          38          --
                                              ---------- ---------- ------------ ----------- -----------

Total at December 31, 2014................... $   30,831 $    2,498 $        257 $    33,072 $        13
                                              ========== ========== ============ =========== ===========

December 31, 2013:
------------------
Fixed Maturity Securities:
  Corporate.................................. $   21,516 $    1,387 $        213 $    22,690 $        --
  U.S. Treasury, government and agency.......      3,584         22          477       3,129          --
  States and political subdivisions..........        444         35            2         477          --
  Foreign governments........................        392         46            5         433          --
  Commercial mortgage-backed.................        971         10          265         716          23
  Residential mortgage-backed/(1)/...........        914         34            1         947          --
  Asset-backed/(2)/..........................        132         11            3         140           4
  Redeemable preferred stock.................        883         55           51         887          --
                                              ---------- ---------- ------------ ----------- -----------
   Total Fixed Maturities....................     28,836      1,600        1,017      29,419          27

Equity securities............................         37         --            3          34          --
                                              ---------- ---------- ------------ ----------- -----------

Total at December 31, 2013................... $   28,873 $    1,600 $      1,020 $    29,453 $        27
                                              ========== ========== ============ =========== ===========

  /(1)/Includes publicly traded agency pass-through securities and collateralized mortgage obligations.
  /(2)/Includes credit-tranched securities collateralized by sub-prime mortgages and other asset types and credit tenant loans. /(3)/Amounts represent OTTI losses in AOCI, which were not included in earnings (loss) in accordance with current accounting guidance.

   The contractual maturities of AFS fixed maturities (excluding redeemable preferred stock) at December 31, 2014 are shown in the table below. Bonds not due at a single maturity date have been included in the table in the final year of maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

               AVAILABLE-FOR-SALE FIXED MATURITIES
           CONTRACTUAL MATURITIES AT DECEMBER 31, 2014
                                              AMORTIZED
                                                COST     FAIR VALUE
                                              ---------- ----------
                                                  (IN MILLIONS)
Due in one year or less...................... $    2,140 $    2,166
Due in years two through five................      6,400      6,916
Due in years six through ten.................     10,434     10,934
Due after ten years..........................      9,299     10,500
                                              ---------- ----------
   Subtotal..................................     28,273     30,516
Commercial mortgage-backed securities........        855        735
Residential mortgage-backed securities.......        752        795
Asset-backed securities......................         86         99
                                              ---------- ----------
Total........................................ $   29,966 $   32,145
                                              ========== ==========

   The following table shows proceeds from sales, gross gains (losses) from sales and OTTI for AFS fixed maturities during 2014, 2013 and 2012:

                                                      December 31,
                                              ---------------------------
                                                2014      2013      2012
                                              -------  ---------  -------
                                                     (IN MILLIONS)
Proceeds from sales.......................... $   716  $   3,220  $   139
                                              =======  =========  =======
Gross gains on sales......................... $    21  $      71  $    13
                                              =======  =========  =======
Gross losses on sales........................ $    (9) $     (88) $   (12)
                                              =======  =========  =======
Total OTTI................................... $   (72) $     (81) $   (96)
Non-credit losses recognized in OCI..........      --         15        2
                                              -------  ---------  -------
Credit losses recognized in earnings (loss).. $   (72) $     (66) $   (94)
                                              =======  =========  =======

   The following table sets forth the amount of credit loss impairments on fixed maturity securities held by the Company at the dates indicated and the corresponding changes in such amounts.

                  FIXED MATURITIES -- CREDIT LOSS IMPAIRMENTS

                                                                                   2014     2013
                                                                                 -------  -------
                                                                                   (IN MILLIONS)
Balances at January 1,.......................................................... $  (370) $  (372)
Previously recognized impairments on securities that matured, paid, prepaid
  or sold.......................................................................     188       67
Recognized impairments on securities impaired to fair value this period/(1)/....      --       --
Impairments recognized this period on securities not previously impaired........     (41)     (59)
Additional impairments this period on securities previously impaired............     (31)      (6)
Increases due to passage of time on previously recorded credit losses...........      --       --
Accretion of previously recognized impairments due to increases in expected
  cash flows....................................................................      --       --
                                                                                 -------  -------
Balances at December 31,........................................................ $  (254) $  (370)
                                                                                 =======  =======

  /(1)/Represents circumstances where the Company determined in the current period that it intends to sell the security or it is more likely than not that it will be required to sell the security before recovery of the security's amortized cost.

   Net unrealized investment gains (losses) on fixed maturities and equity securities classified as AFS are included in the consolidated balance sheets as a component of AOCI. The table below presents these amounts as of the dates indicated:

                                                                                    DECEMBER 31,
                                                                                  ---------------
                                                                                    2014    2013
                                                                                  -------- ------

                                                                                   (IN MILLIONS)
AFS Securities:
  Fixed maturities:
   With OTTI loss................................................................ $     10 $  (28)
   All other.....................................................................    2,229    610
  Equity securities..............................................................        2     (3)
                                                                                  -------- ------
Net Unrealized Gains (Losses).................................................... $  2,241 $  579
                                                                                  ======== ======

   Changes in net unrealized investment gains (losses) recognized in AOCI include reclassification adjustments to reflect amounts realized in Net earnings (loss) for the current period that had been part of OCI in earlier periods. The tables that follow below present a rollforward of net unrealized investment gains (losses) recognized in AOCI, split between amounts related to fixed maturity securities on which an OTTI loss has been recognized, and all other:

      NET UNREALIZED GAINS (LOSSES) ON FIXED MATURITIES WITH OTTI LOSSES

                                                                                                            AOCI GAIN
                                                   NET                                                    (LOSS) RELATED
                                               UNREALIZED                                     DEFERRED        TO NET
                                                  GAINS                                        INCOME       UNREALIZED
                                               (LOSSES) ON                  POLICY HOLDERS    TAX ASSET     INVESTMENT
                                               INVESTMENTS        DAC        LIABILITIES     (LIABILITY)  GAINS (LOSSES)
                                              -------------  -------------  --------------  ------------  --------------
                                                                             (IN MILLIONS)
BALANCE, JANUARY 1, 2014..................... $         (28) $           2  $           10  $          5  $          (11)
Net investment gains (losses) arising during
  the period.................................            (1)            --              --            --              (1)
Reclassification adjustment for OTTI losses:
   Included in Net earnings (loss)...........            39             --              --            --              39
   Excluded from Net earnings (loss)/(1)/....            --             --              --            --              --
Impact of net unrealized investment gains
  (losses) on:...............................
   DAC.......................................            --             (2)             --            --              (2)
   Deferred income taxes.....................            --             --              --            (9)             (9)
   Policyholders liabilities.................            --             --             (10)           --             (10)
                                              -------------  -------------  --------------  ------------  --------------
BALANCE, DECEMBER 31, 2014................... $          10  $          --  $           --  $         (4) $            6
                                              =============  =============  ==============  ============  ==============

                                                                                                          AOCI Gain
                                                                                                        (Loss) Related
                                                    Net                                      Deferred       to Net
                                              Unrealized Gains                                Income      Unrealized
                                                (Losses) on                  Policy holders  Tax Asset    Investment
                                                Investments         DAC       Liabilities   (Liability) Gains (Losses)
                                              ----------------  ------------ -------------- ----------- --------------
                                                                            (In Millions)

BALANCE, JANUARY 1, 2013.....................    $         (12) $          1 $            4 $         2 $           (5)
Net investment gains (losses) arising during
  the period.................................              (14)           --             --          --            (14)
Reclassification adjustment for OTTI losses:
   Included in Net earnings (loss)...........               13            --             --          --             13
   Excluded from Net earnings (loss)/(1)/....              (15)           --             --          --            (15)
Impact of net unrealized investment gains
  (losses) on:
   DAC.......................................               --             1             --          --              1
   Deferred income taxes.....................               --            --             --           3              3
   Policyholders liabilities.................               --            --              6          --              6
                                                 -------------  ------------ -------------- ----------- --------------
BALANCE, DECEMBER 31, 2013                       $         (28) $          2 $           10 $         5 $          (11)
                                                 =============  ============ ============== =========== ==============

  /(1)/Represents "transfers in" related to the portion of OTTI losses recognized during the period that were not recognized in earnings (loss) for securities with no prior OTTI loss.

          ALL OTHER NET UNREALIZED INVESTMENT GAINS (LOSSES) IN AOCI

                                                                                                    AOCI GAIN
                                                  NET                                             (LOSS) RELATED
                                              UNREALIZED                              DEFERRED        TO NET
                                                 GAINS                                 INCOME       UNREALIZED
                                              (LOSSES) ON             POLICYHOLDERS   TAX ASSET     INVESTMENT
                                              INVESTMENTS     DAC      LIABILITIES   (LIABILITY)  GAINS (LOSSES)
                                              ----------- ----------  -------------  -----------  --------------
                                                                         (IN MILLIONS)
BALANCE, JANUARY 1, 2014..................... $       607 $     (107) $        (245) $       (90) $          165
Net investment gains (losses) arising during
  the period.................................       1,606         --             --           --           1,606
Reclassification adjustment for OTTI losses:
   Included in Net earnings (loss)...........          18         --             --           --              18
   Excluded from Net earnings (loss)/(1)/....          --         --             --           --              --
Impact of net unrealized investment gains
  (losses) on:
   DAC.......................................          --        (15)            --           --             (15)
   Deferred income taxes.....................          --         --             --         (520)           (520)
   Policyholders liabilities.................          --         --           (123)          --            (123)
                                              ----------- ----------  -------------  -----------  --------------
BALANCE, DECEMBER 31, 2014                    $     2,231 $     (122) $        (368) $      (610) $        1,131
                                              =========== ==========  =============  ===========  ==============

                                                                                                      AOCI Gain (Loss)
                                              Net Unrealized                              Deferred     Related to Net
                                                  Gains                                    Income        Unrealized
                                               (Losses) on                Policyholders   Tax Asset      Investment
                                               Investments        DAC      Liabilities   (Liability)   Gains (Losses)
                                              --------------  ----------  -------------  -----------  ----------------
                                                                            (In Millions)
BALANCE, JANUARY 1, 2013..................... $        2,900  $     (179) $        (603) $      (741) $          1,377
Net investment gains (losses) arising during
  the period.................................         (2,370)         --             --           --            (2,370)
Reclassification adjustment for OTTI losses:
   Included in Net earnings (loss)...........             62          --             --           --                62
   Excluded from Net earnings (loss)/(1)/....             15          --             --           --                15
Impact of net unrealized investment gains
  (losses) on:
   DAC.......................................             --          72             --           --                72
   Deferred income taxes.....................             --          --             --          651               651
   Policyholders liabilities.................             --          --            358           --               358
                                              --------------  ----------  -------------  -----------  ----------------
BALANCE, DECEMBER 31, 2013                    $          607  $     (107) $        (245) $       (90) $            165
                                              ==============  ==========  =============  ===========  ================

  /(1)/Represents "transfers out" related to the portion of OTTI losses during the period that were not recognized in earnings (loss) for securities with no prior OTTI loss.

   The following tables disclose the fair values and gross unrealized losses of the 601 issues at December 31, 2014 and the 747 issues at December 31, 2013 of fixed maturities that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position for the specified periods at the dates indicated:

                                               LESS THAN 12 MONTHS    12 MONTHS OR LONGER           TOTAL
                                              ---------------------  ---------------------  ---------------------
                                                           GROSS                  GROSS                  GROSS
                                                         UNREALIZED             UNREALIZED             UNREALIZED
                                              FAIR VALUE   LOSSES    FAIR VALUE   LOSSES    FAIR VALUE   LOSSES
                                              ---------- ----------  ---------- ----------  ---------- ----------
                                                                         (IN MILLIONS)
DECEMBER 31, 2014:
------------------
Fixed Maturity Securities:
  Corporate.................................. $    1,314 $      (29) $    1,048 $      (42) $    2,362 $      (71)
  U.S. Treasury, government and agency.......        280         (6)        373        (20)        653        (26)
  States and political subdivisions..........         21         --          --         --          21         --
  Foreign governments........................         27         (1)         65         (6)         92         (7)
  Commercial mortgage-backed.................         37         (2)        355       (140)        392       (142)
  Residential mortgage-backed................         --         --          35         --          35         --
  Asset-backed...............................         --         --          20         (1)         20         (1)
  Redeemable preferred stock.................         42         --         169        (10)        211        (10)
                                              ---------- ----------  ---------- ----------  ---------- ----------

Total........................................ $    1,721 $      (38) $    2,065 $     (219) $    3,786 $     (257)
                                              ========== ==========  ========== ==========  ========== ==========

                                               Less Than 12 Months    12 Months or Longer            Total
                                              ---------------------  ---------------------  ----------------------
                                                           Gross                  Gross                   Gross
                                                         Unrealized             Unrealized              Unrealized
                                              Fair Value   Losses    Fair Value   Losses    Fair Value    Losses
                                              ---------- ----------  ---------- ----------  ---------- -----------
                                                                          (In Millions)
December 31, 2013:
------------------
Fixed Maturity Securities:
  Corporate.................................. $    4,381 $     (187) $      248 $      (26) $    4,629 $      (213)
  U.S. Treasury, government and agency.......      2,645       (477)         --         --       2,645        (477)
  States and political subdivisions..........         36         (2)         --         --          36          (2)
  Foreign governments........................         68         (4)          7         (1)         75          (5)
  Commercial mortgage-backed.................         30         (5)        529       (260)        559        (265)
  Residential mortgage-backed................        260         (1)          1         --         261          (1)
  Asset-backed...............................          2         --          28         (3)         30          (3)
  Redeemable preferred stock.................        232        (49)         79         (2)        311         (51)
                                              ---------- ----------  ---------- ----------  ---------- -----------

Total........................................ $    7,654 $     (725) $      892 $     (292) $    8,546 $    (1,017)
                                              ========== ==========  ========== ==========  ========== ===========

   The Company's investments in fixed maturity securities do not include concentrations of credit risk of any single issuer greater than 10% of the consolidated equity of AXA Equitable, other than securities of the U.S. government, U.S. government agencies, and certain securities guaranteed by the U.S. government. The Company maintains a diversified portfolio of corporate securities across industries and issuers and does not have exposure to any single issuer in excess of 0.3% of total investments. The largest exposures to a single issuer of corporate securities held at December 31, 2014 and 2013 were $146 million and $158 million, respectively. Corporate high yield securities, consisting primarily of public high yield bonds, are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa3/BBB- or the National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 2014 and 2013, respectively, approximately $1,788 million and $1,913 million, or 5.8% and 6.6%, of the $30,795 million and $28,836 million aggregate amortized cost of fixed maturities held by the Company were considered to be other than investment grade. These securities had net unrealized losses of $85 million and $215 million at December 31, 2014 and 2013, respectively. At December 31, 2014 and 2013, respectively, the $219 million and $292 million of gross unrealized losses of twelve months or more were concentrated in commercial mortgage-backed securities. In accordance with the policy described in Note 2, the Company concluded that an adjustment to earnings for OTTI for these securities was not warranted at either December 31, 2014 or 2013. As of December 31, 2014, the Company did not intend to sell the securities nor will it likely be required to dispose of the securities before the anticipated recovery of their remaining amortized cost basis.

   The Company does not originate, purchase or warehouse residential mortgages and is not in the mortgage servicing business. The Company's fixed maturity investment portfolio includes residential mortgage backed securities ("RMBS") backed by subprime and Alt-A residential mortgages, comprised of loans made by banks or mortgage lenders to residential borrowers with lower credit ratings. The criteria used to categorize such subprime borrowers include Fair Isaac Credit Organization ("FICO") scores, interest rates charged, debt-to-income ratios and loan-to-value ratios. Alt-A residential mortgages are mortgage loans where the risk profile falls between prime and subprime; borrowers typically have clean credit histories but the mortgage loan has an increased risk profile due to higher loan-to-value and debt-to-income ratios and/or inadequate documentation of the borrowers' income. At December 31, 2014 and 2013, respectively, the Company owned $8 million and $10 million in RMBS backed by subprime residential mortgage loans, and $7 million and $8 million in RMBS backed by Alt-A residential mortgage loans. RMBS backed by subprime and Alt-A residential mortgages are fixed income investments supporting General Account liabilities.

   At December 31, 2014, the carrying value of fixed maturities that were non-income producing for the twelve months preceding that date was $12 million.

   At December 31, 2014 and 2013, respectively, the amortized cost of the Company's trading account securities was $5,160 million and $4,225 million with respective fair values of $5,143 million and $4,221 million. Also at December 31, 2014 and 2013, respectively, Other equity investments included the General Account's investment in Separate Accounts which had carrying values of $197 million and $192 million and costs of $185 million and $183 million as well as other equity securities with carrying values of $38 million and $34 million and costs of $36 million and $37 million.

   In 2014, 2013 and 2012, respectively, net unrealized and realized holding gains (losses) on trading account equity securities, including earnings (losses) on the General Account's investment in Separate Accounts, of $24 million, $48 million and $69 million, respectively, were included in Net investment income (loss) in the consolidated statements of earnings (loss).

   MORTGAGE LOANS

   The payment terms of mortgage loans may from time to time be restructured or modified. The investment in restructured mortgage loans, based on amortized cost, amounted to $93 million and $135 million at December 31, 2014 and 2013, respectively. Gross interest income on these loans included in net investment income (loss) totaled $1 million, $2 million and $7 million in 2014, 2013 and 2012, respectively. Gross interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to $4 million, $7 million and $8 million in 2014, 2013 and 2012, respectively.

   Troubled Debt Restructurings

   In 2011, the mortgage loan shown in the table below was modified to interest only payments. Since 2011, this loan has been modified two additional times to extend interest only payments through maturity. The maturity date was also extended from November 5, 2014 to December 5, 2015. Since the fair market value of the underlying real estate collateral is the primary factor in determining the allowance for credit losses, modifications of loan terms typically have no direct impact on the allowance for credit losses, and therefore, no impact on the financial statements.

                  TROUBLED DEBT RESTRUCTURING - MODIFICATIONS
                               DECEMBER 31, 2014


                                                         OUTSTANDING RECORDED INVESTMENT
                                               NUMBER  ------------------------------------
                                              OF LOANS PRE-MODIFICATION POST - MODIFICATION
                                              -------- ---------------- -------------------

                                                              (DOLLARS IN MILLIONS)

Commercial mortgage loans....................        1               84                  93

   There were no default payments on the above loan during 2014. There were no agricultural troubled debt restructuring mortgage loans in 2014.

   Valuation Allowances for Mortgage Loans:

   Allowance for credit losses for mortgage loans for 2014, 2013 and 2012 are as follows:

                                                             COMMERCIAL MORTGAGE LOANS
                                                             -------------------------
                                                               2014     2013     2012
                                                             -------  -------  -------
ALLOWANCE FOR CREDIT LOSSES:                                       (IN MILLIONS)
Beginning Balance, January 1,............................... $    42  $    34  $    32
   Charge-offs..............................................     (14)      --       --
   Recoveries...............................................      --       (2)     (24)
   Provision................................................       9       10       26
                                                             -------  -------  -------
Ending Balance, December 31,................................ $    37  $    42  $    34
                                                             =======  =======  =======

Ending Balance, December 31,:
   Individually Evaluated for Impairment.................... $    37  $    42  $    34
                                                             =======  =======  =======

   There were no allowances for credit losses for agricultural mortgage loans in 2014, 2013 and 2012.

   The values used in these ratio calculations were developed as part of the periodic review of the commercial and agricultural mortgage loan portfolio, which includes an evaluation of the underlying collateral value. The following tables provide information relating to the loan-to-value and debt service coverage ratio for commercial and agricultural mortgage loans at December 31, 2014 and 2013, respectively.

       MORTGAGE LOANS BY LOAN-TO-VALUE AND DEBT SERVICE COVERAGE RATIOS
                               DECEMBER 31, 2014

                                                             DEBT SERVICE COVERAGE RATIO
                                              ----------------------------------------------------------
                                                                                                  LESS    TOTAL
                                               GREATER   1.8X TO   1.5X TO    1.2X TO  1.0X TO    THAN   MORTGAGE
                                              THAN 2.0X   2.0X      1.8X       1.5X     1.2X      1.0X    LOANS
LOAN-TO-VALUE RATIO:/(2)/                     ---------- -------- ---------- --------- -------- -------- ---------
                                                                         (IN MILLIONS)
COMMERCIAL MORTGAGE LOANS/(1)/
  0% - 50%................................... $      335 $     -- $       -- $      59 $     34 $     -- $     428
  50% - 70%..................................        963      440        872       839       54       --     3,168
  70% - 90%..................................        211       --         61       265       79       --       616
  90% plus...................................        156       --         --        --       --       47       203
                                              ---------- -------- ---------- --------- -------- -------- ---------

Total Commercial Mortgage Loans.............. $    1,665 $    440 $      933 $   1,163 $    167 $     47 $   4,415
                                              ========== ======== ========== ========= ======== ======== =========
AGRICULTURAL MORTGAGE LOANS/(1)/
  0% - 50%................................... $      184 $    100 $      232 $     408 $    206 $     50 $   1,180
  50% - 70%..................................        143       87        201       223      204       47       905
  70% - 90%..................................         --       --         --        --       --       --        --
  90% plus...................................         --       --         --        --       --       --        --
                                              ---------- -------- ---------- --------- -------- -------- ---------

Total Agricultural Mortgage Loans............ $      327 $    187 $      433 $     631 $    410 $     97 $   2,085
                                              ========== ======== ========== ========= ======== ======== =========
TOTAL MORTGAGE LOANS/(1)/
  0% - 50%................................... $      519 $    100 $      232 $     467 $    240 $     50 $   1,608
  50% - 70%..................................      1,106      527      1,073     1,062      258       47     4,073
  70% - 90%..................................        211       --         61       265       79       --       616
  90% plus...................................        156       --         --        --       --       47       203
                                              ---------- -------- ---------- --------- -------- -------- ---------

Total Mortgage Loans......................... $    1,992 $    627 $    1,366 $   1,794 $    577 $    144 $   6,500
                                              ========== ======== ========== ========= ======== ======== =========

  /(1)/The debt service coverage ratio is calculated using the most recently reported net operating income results from property operations divided by annual debt service.
  /(2)/The loan-to-value ratio is derived from current loan balance divided by the fair market value of the property. The fair market value of the underlying commercial properties is updated annually.

       Mortgage Loans by Loan-to-Value and Debt Service Coverage Ratios
                               December 31, 2013

                                                         Debt Service Coverage Ratio
                                              -------------------------------------------------
                                                                                         Less    Total
                                               Greater  1.8x to 1.5x to 1.2x to 1.0x to  than   Mortgage
                                              than 2.0x  2.0x    1.8x    1.5x    1.2x    1.0x    Loans
Loan-to-Value Ratio:/(2)/                     --------- ------- ------- ------- ------- ------- ---------
                                                                     (In Millions)
Commercial Mortgage Loans/(1)/
0% - 50%..................................... $     285 $    -- $    -- $    -- $    36 $    -- $     321
50% - 70%....................................       360     573     671     533     135      --     2,272
70% - 90%....................................       116      --     313     240     105     219       993
90% plus.....................................       135      --      --      60      27      48       270
                                              --------- ------- ------- ------- ------- ------- ---------

Total Commercial Mortgage Loans.............. $     896 $   573 $   984 $   833 $   303 $   267 $   3,856
                                              ========= ======= ======= ======= ======= ======= =========

                                                           Debt Service Coverage Ratio
                                              ------------------------------------------------------
                                                                                              Less    Total
                                               Greater   1.8x to  1.5x to   1.2x to  1.0x to  than   Mortgage
                                              than 2.0x   2.0x     1.8x      1.5x     1.2x    1.0x    Loans
Loan-to-Value Ratio:/(2)/                     ---------- -------- -------- --------- ------- ------- ---------
                                                                       (In Millions)
Agricultural Mortgage Loans/(1)/
0% - 50%..................................... $      185 $     82 $    214 $     410 $   208 $    49 $   1,148
50% - 70%....................................        127       50      193       164     149      39       722
70% - 90%....................................         --       --       --        --      --      --        --
90% plus.....................................         --       --       --        --      --      --        --
                                              ---------- -------- -------- --------- ------- ------- ---------

Total Agricultural Mortgage Loans............ $      312 $    132 $    407 $     574 $   357 $    88 $   1,870
                                              ========== ======== ======== ========= ======= ======= =========

Total Mortgage Loans/(1)/
0% - 50%..................................... $      470 $     82 $    214 $     410 $   244 $    49 $   1,469
50% - 70%....................................        487      623      864       697     284      39     2,994
70% - 90%....................................        116       --      313       240     105     219       993
90% plus.....................................        135       --       --        60      27      48       270
                                              ---------- -------- -------- --------- ------- ------- ---------

Total Mortgage Loans......................... $    1,208 $    705 $  1,391 $   1,407 $   660 $   355 $   5,726
                                              ========== ======== ======== ========= ======= ======= =========

  /(1)/The debt service coverage ratio is calculated using the most recently reported net operating income results from property operations divided by annual debt service.
  /(2)/The loan-to-value ratio is derived from current loan balance divided by the fair market value of the property. The fair market value of the underlying commercial properties is updated annually.

   The following table provides information relating to the aging analysis of past due mortgage loans at December 31, 2014 and 2013, respectively.

                    AGE ANALYSIS OF PAST DUE MORTGAGE LOANS

                                                                                                  RECORDED
                                                                                                 INVESTMENT
                                                                                  TOTAL    (GREATER THAN) 90 DAYS
                       30-59    60-89        90 DAYS                            FINANCING           AND
                       DAYS     DAYS    OR (GREATER THAN)   TOTAL    CURRENT   RECEIVABLES        ACCRUING
                      -------- -------- ----------------- --------- ---------- ----------- ----------------------
                                                             (IN MILLIONS)
DECEMBER 31, 2014
-----------------

 Commercial.......... $     -- $     -- $              -- $      -- $    4,415 $     4,415 $                   --
 Agricultural........        1        7                 3        11      2,074       2,085                      3
                      -------- -------- ----------------- --------- ---------- ----------- ----------------------
TOTAL MORTGAGE LOANS. $      1 $      7 $               3 $      11 $    6,489 $     6,500 $                    3
                      ======== ======== ================= ========= ========== =========== ======================
December 31, 2013
-----------------

 Commercial.......... $     -- $     -- $              -- $      -- $    3,856 $     3,856 $                   --
 Agricultural........        5        4                14        23      1,847       1,870                     14
                      -------- -------- ----------------- --------- ---------- ----------- ----------------------
Total Mortgage Loans. $      5 $      4 $              14 $      23 $    5,703 $     5,726 $                   14
                      ======== ======== ================= ========= ========== =========== ======================

   The following table provides information relating to impaired mortgage loans at December 31, 2014 and 2013, respectively.

                            IMPAIRED MORTGAGE LOANS

                                                          UNPAID                   AVERAGE       INTEREST
                                               RECORDED  PRINCIPAL    RELATED      RECORDED       INCOME
                                              INVESTMENT  BALANCE    ALLOWANCE  INVESTMENT/(1)/ RECOGNIZED
                                              ---------- ---------- ----------  --------------  ----------
                                                                     (IN MILLIONS)
DECEMBER 31, 2014:
------------------

With no related allowance recorded:
  Commercial mortgage loans -- other......... $       -- $       -- $       --  $           --  $       --
  Agricultural mortgage loans................         --         --         --              --          --
                                              ---------- ---------- ----------  --------------  ----------
TOTAL........................................ $       -- $       -- $       --  $           --  $       --
                                              ========== ========== ==========  ==============  ==========
With related allowance recorded:
  Commercial mortgage loans -- other......... $      156 $      156 $      (37) $          148  $        2
  Agricultural mortgage loans................         --         --         --              --          --
                                              ---------- ---------- ----------  --------------  ----------
TOTAL........................................ $      156 $      156 $      (37) $          148  $        2
                                              ========== ========== ==========  ==============  ==========

December 31, 2013:
------------------

With no related allowance recorded:
  Commercial mortgage loans -- other......... $       -- $       -- $       --  $           --  $       --
  Agricultural mortgage loans................         --         --         --               1          --
                                              ---------- ---------- ----------  --------------  ----------
Total........................................ $       -- $       -- $       --  $            1  $       --
                                              ========== ========== ==========  ==============  ==========
With related allowance recorded:
  Commercial mortgage loans -- other......... $      135 $      135 $      (42) $          139  $        2
  Agricultural mortgage loans................         --         --         --              --          --
                                              ---------- ---------- ----------  --------------  ----------
Total........................................ $      135 $      135 $      (42) $          139  $        2
                                              ========== ========== ==========  ==============  ==========

  /(1)/Represents a five-quarter average of recorded amortized cost.

   EQUITY REAL ESTATE

   The Insurance Group's investment in equity real estate is through investments in real estate joint ventures.

   EQUITY METHOD INVESTMENTS

   Included in other equity investments are interests in limited partnership interests and investment companies accounted for under the equity method with a total carrying value of $1,490 million and $1,596 million, respectively, at December 31, 2014 and 2013. Included in equity real estate are interests in real estate joint ventures accounted for under the equity method with a total carrying value of $1 million and $6 million, respectively, at December 31, 2014 and 2013. The Company's total equity in net earnings (losses) for these real estate joint ventures and limited partnership interests was $206 million, $206 million and $170 million, respectively, for 2014, 2013 and 2012.

   DERIVATIVES AND OFFSETTING ASSETS AND LIABILITIES

   The Company uses derivatives as part of its overall asset/liability risk management primarily to reduce exposures to equity market and interest rate risks. Derivative hedging strategies are designed to reduce these risks from an economic perspective and are all executed within the framework of a "Derivative Use Plan" approved by the NYSDFS. Operation of these hedging programs is based on models involving numerous estimates and assumptions, including, among others, mortality, lapse, surrender and withdrawal rates, election rates, fund performance, market volatility and interest rates. A wide range of derivative contracts are used in these hedging programs, including exchange traded equity, currency and interest rate futures contracts, total return and/or other equity swaps, interest rate swap and floor contracts, swaptions, variance swaps as well as equity options, that collectively are managed in an effort to reduce the economic impact of unfavorable changes in guaranteed benefits' exposures attributable to movements in the equity and fixed income markets.

   Derivatives utilized to hedge exposure to Variable Annuities with Guarantee Features

   The Company has issued and continues to offer certain variable annuity products with GMDB, GMIB and GIB features. The Company had previously issued certain variable annuity products with guaranteed withdrawal benefit for life ("GWBL"), guaranteed minimum withdrawal benefit ("GMWB") and guaranteed minimum accumulation benefit ("GMAB") features (collectively, "GWBL and other features"). The risk associated with the GMDB feature is that under-performance of the financial markets could result in GMDB benefits, in the event of death, being higher than what accumulated policyholders' account balances would support. The risk associated with the GMIB feature is that under-performance of the financial markets could result in the present value of GMIB benefits, in the event of annuitization, being higher than what accumulated policyholders' account balances would support, taking into account the relationship between current annuity purchase rates and the GMIB guaranteed annuity purchase rates. The risk associated with the GIB and GWBL and other features is that under-performance of the financial markets could result in the GIB and GWBL and other features' benefits being higher than what accumulated policyholders' account balances would support.

   For GMDB, GMIB, GIB and GWBL and other features, the Company retains certain risks including basis, credit spread and some volatility risk and risk associated with actual versus expected assumptions for mortality, lapse and surrender, withdrawal and contractholder election rates, among other things. The derivative contracts are managed to correlate with changes in the value of the GMDB, GMIB, GIB and GWBL and other features that result from financial markets movements. A portion of exposure to realized equity volatility is hedged using equity options and variance swaps and a portion of exposure to credit risk is hedged using total return swaps on fixed income indices. The Company has also purchased reinsurance contracts to mitigate the risks associated with GMDB features and the impact of potential market fluctuations on future policyholder elections of GMIB features contained in certain annuity contracts issued by the Company.

   The Company has in place a hedge program to partially protect against declining interest rates with respect to a part of its projected variable annuity sales.

   Derivatives utilized to hedge crediting rate exposure on SCS, SIO, MSO and IUL products/investment options

   The Company hedges crediting rates in the Structured Capital Strategies(R) ("SCS") variable annuity, Structured Investment Option in the EQUI-VEST(R) variable annuity series ("SIO"), Market Stabilizer Option(R) ("MSO") in the variable life insurance products and Indexed Universal Life ("IUL") insurance products. These products permit the contract owner to participate in the performance of an index, ETF or commodity price movement up to a cap for a set period of time. They also contain a protection feature, in which the Company will absorb, up to a certain percentage, the loss of value in an index, ETF or commodity price, which varies by product segment.

   In order to support the returns associated with these features, the Company enters into derivative contracts whose payouts, in combination with fixed income investments, emulate those of the index, ETF or commodity price, subject to caps and buffers.

   Derivatives utilized to hedge risks associated with interest margins on Interest Sensitive Life and Annuity Contracts

   Margins or "spreads" on interest-sensitive life insurance and annuity contracts are affected by interest rate fluctuations as the yield on portfolio investments, primarily fixed maturities, are intended to support required payments under these contracts, including interest rates credited to their policy and contract holders. The Company currently uses interest rate swaptions to reduce the risk associated with minimum guarantees on these interest-sensitive contracts.

   Derivatives utilized to hedge equity market risks associated with the General Account's investments in Separate Accounts

   The Company's General Account investment in Separate Account equity funds exposes the Company to equity market risk which is partially hedged through equity-index futures contracts to minimize such risk.

   Derivatives utilized for General Account Investment Portfolio

   Beginning in the second quarter of 2013, the Company implemented a strategy in its General Account investment portfolio to replicate the credit exposure of fixed maturity securities otherwise permissible under its investment guidelines through the sale of credit default swaps ("CDS"). Under the terms of these swaps, the Company receives quarterly fixed premiums that, together with any initial amount paid or received at trade inception, replicate the credit spread otherwise currently obtainable by purchasing the referenced entity's bonds of similar maturity. These credit derivatives have remaining terms of five years or less and are recorded at fair value with changes in fair value, including the yield component that emerges from initial amounts paid or received, reported in Net investment income (loss). The Company manages its credit exposure taking into consideration both cash and derivatives based positions and selects the reference entities in its replicated credit exposures in a manner consistent with its selection of fixed maturities. In addition, the Company has transacted the sale of CDSs exclusively in single name reference entities of investment grade credit quality and with counterparties subject to collateral posting requirements. If there is an event of default by the reference entity or other such credit event as defined under the terms of the swap contract, the Company is obligated to perform under the credit derivative and, at the counterparty's option, either pay the referenced amount of the contract less an auction-determined recovery amount or pay the referenced amount of the contract and receive in return the defaulted or similar security of the reference entity for recovery by sale at the contract settlement auction. To date, there have been no events of default or circumstances indicative of a deterioration in the credit quality of the named referenced entities to require or suggest that the Company will have to perform under these CDSs. The maximum potential amount of future payments the Company could be required to make under these credit derivatives is limited to the par value of the referenced securities which is the dollar-equivalent of the derivative notional amount. The Standard North American CDS Contract ("SNAC") under which the Company executes these CDS sales transactions does not contain recourse provisions for recovery of amounts paid under the credit derivative.

   Periodically, the Company purchases 30-year, Treasury Inflation Protected Securities ("TIPS") as General Account investments, and simultaneously enters into asset swap contracts ("ASW"), to result in payment of the variable principal at maturity and semi-annual coupons of the TIPS to the swap counterparty (pay variable) in return for fixed amounts (receive fixed). These ASWs, when considered in combination with the TIPS, together result in a net position that is intended to replicate a fixed-coupon cash bond with a yield higher than a term-equivalent U.S. Treasury bond.

   In third quarter of 2014, the Company implemented a strategy to hedge a portion of the credit exposure in its General Account investment portfolio by buying protection through a swap. These are swaps on the "super senior tranche" of the investment grade credit default swap index ("CDX index"). Under the terms of these swaps, the Company pays quarterly fixed premiums that, together with any initial amount paid or received at trade inception, serve as premiums paid to hedge the risk arising from multiple defaults of bonds referenced in the CDX index. These credit derivatives have remaining terms of five years or less and are recorded at fair value with changes in fair value, including the yield component that emerges from initial amounts paid or received, reported in Net investment income (loss) from derivative instruments.

   The tables below present quantitative disclosures about the Company's derivative instruments, including those embedded in other contracts required to be accounted for as derivative instruments.

                      DERIVATIVE INSTRUMENTS BY CATEGORY
                  AT OR FOR THE YEAR ENDED DECEMBER 31, 2014

                                                                      FAIR VALUE
                                                            ------------------------------
                                                                                           GAINS (LOSSES)
                                                NOTIONAL         ASSET        LIABILITY      REPORTED IN
                                                 AMOUNT       DERIVATIVES    DERIVATIVES   EARNINGS (LOSS)
                                              ------------- --------------- -------------- ---------------
                                                                      (IN MILLIONS)
FREESTANDING DERIVATIVES:
Equity contracts:/(1)/
  Futures.................................... $       5,933 $             1 $            2 $          (522)
  Swaps......................................         1,169              22             15             (88)
  Options....................................         6,896           1,215            742             196
Interest rate contracts:/(1)/
  Floors.....................................         2,100             120             --               9
  Swaps......................................        11,608             605             15           1,507
  Futures....................................        10,647              --             --             459
  Swaptions..................................         4,800              72             --              37
Credit contracts:/(1)/
  Credit default swaps.......................         1,942               9             27               4
Other freestanding contracts:/(1)/
  Foreign currency Contracts.................           149               2             --               3
                                                                                           ---------------
NET INVESTMENT INCOME (LOSS).................                                                        1,605
                                                                                           ---------------

EMBEDDED DERIVATIVES:
GMIB reinsurance contracts...................            --          10,711             --           3,964
GIB and GWBL and other features/(2)/.........            --              --            128            (128)
SCS, SIO, MSO and IUL indexed features/(3)/..            --              --            380            (199)
                                              ------------- --------------- -------------- ---------------

Balances, December 31, 2014.................. $      45,244 $        12,757 $        1,309 $         5,242
                                              ============= =============== ============== ===============

  /(1)/Reported in Other invested assets in the consolidated balance sheets. /(2)/Reported in Future policy benefits and other policyholders' liabilities in the consolidated balance sheets.
  /(3)/SCS and SIO indexed features are reported in Policyholders' account balances; MSO and IUL indexed features are reported in Future policyholders' benefits and other policyholders' liabilities in the consolidated balance sheets.

                      Derivative Instruments by Category
                  At or For the Year Ended December 31, 2013

                                                                   Fair Value
                                                            -------------------------
                                                                                      Gains (Losses)
                                                Notional       Asset      Liability     Reported In
                                                 Amount     Derivatives  Derivatives  Earnings (Loss)
                                              ------------- ------------ ------------ ---------------
                                                                   (In Millions)
Freestanding derivatives:
Equity contracts:/(1)/
  Futures.................................... $       4,935 $         -- $          3 $        (1,434)
  Swaps......................................         1,293           --           51            (316)
  Options....................................         7,506        1,056          593             366
Interest rate contracts:/(1)/
  Floors.....................................         2,400          193           --              (5)
  Swaps......................................         9,823          216          212          (1,010)
  Futures....................................        10,763           --           --            (314)
  Swaptions..................................            --           --           --            (154)
Credit contracts:/(1)/
  Credit default swaps.......................           342           10            1               4
Other freestanding contracts:/(1)/
  Foreign currency contracts.................           112            1            1              (3)
                                                                                      ---------------
Net investment income (loss).................                                                  (2,866)
                                                                                      ---------------

Embedded derivatives:
GMIB reinsurance contracts...................            --        6,746           --          (4,297)
GIB and GWBL and other features/(2)/.........            --           --           --             265
SCS, SIO, MSO and IUL indexed features/(3)/..            --           --          346            (429)
                                              ------------- ------------ ------------ ---------------
Balances, December 31, 2013.................. $      37,174 $      8,222 $      1,207 $        (7,327)
                                              ============= ============ ============ ===============

  /(1)/Reported in Other invested assets in the consolidated balance sheets. /(2)/Reported in Future policy benefits and other policyholders' liabilities in the consolidated balance sheets.
  /(3)/SCS and SIO indexed features are reported in Policyholders' account balances; MSO and IUL indexed features are reported in Future policyholders' benefits and other policyholders' liabilities in the consolidated balance sheets.

   EQUITY-BASED AND TREASURY FUTURES CONTRACTS

   All outstanding equity-based and treasury futures contracts at December 31, 2014 are exchange-traded and net settled daily in cash. At December 31, 2014, the Company had open exchange-traded futures positions on: (i) the S&P 500, Russell 2000, NASDAQ 100 and Emerging Market indices, having initial margin requirements of $229 million, (ii) the 2-year, 5-year and 10-year U.S. Treasury Notes on U.S. Treasury bonds and ultra-long bonds, and on Eurodollars futures, having initial margin requirements of $29 million and
   (iii) the Euro Stoxx, FTSE 100, Topix and European, Australasia, and Far East ("EAFE") indices as well as corresponding currency futures on the Euro/U.S. dollar, Pound/U.S. dollar, and Yen/U.S. dollar, having initial margin requirements of $32 million.

   CREDIT RISK

   Although notional amount is the most commonly used measure of volume in the derivatives market, it is not used as a measure of credit risk. A derivative with positive fair value (a derivative asset) indicates existence of credit risk because the counterparty would owe money to the Company if the contract were closed at the reporting date. Alternatively, a derivative contract with negative fair value (a derivative liability) indicates the Company would owe money to the counterparty if the contract were closed at the reporting date. To reduce credit exposures in OTC derivative transactions the Company generally enters into master agreements that provide for a netting of financial exposures with the counterparty and allow for collateral arrangements as further described below under "ISDA Master Agreements." The Company further controls and minimizes its counterparty exposure through a credit appraisal and approval process.

   ISDA MASTER AGREEMENTS

   NETTING PROVISIONS. The standardized "ISDA Master Agreement" under which the Company conducts its OTC derivative transactions includes provisions for payment netting. In the normal course of business activities, if there is more than one derivative transaction with a single counterparty, the Company will set-off the cash flows of those derivatives into a single amount to be exchanged in settlement of the resulting net payable or receivable with that counterparty. In the event of default, insolvency, or other similar event pre-defined under the ISDA Master Agreement that would result in termination of OTC derivatives transactions before their maturity, netting procedures would be applied to calculate a single net payable or receivable with the counterparty.

   COLLATERAL ARRANGEMENTS. The Company generally has executed a Credit Support Annex ("CSA") under the ISDA Master Agreement it maintains with each of its OTC derivative counterparties that requires both posting and accepting collateral either in the form of cash or high-quality securities, such as U.S. Treasury securities or those issued by government agencies. These CSAs are bilateral agreements that require collateral postings by the party "out-of-the-money" or in a net derivative liability position. Various thresholds for the amount and timing of collateralization of net liability positions are applicable. Consequently, the credit exposure of the Company's OTC derivative contracts is limited to the net positive estimated fair value of those contracts at the reporting date after taking into consideration the existence of netting agreements and any collateral received pursuant to CSAs. Derivatives are recognized at fair value in the consolidated balance sheets and are reported either as assets in Other invested assets or as liabilities in Other liabilities, except for embedded insurance-related derivatives as described above and derivatives transacted with a related counterparty. The Company nets the fair value of all derivative financial instruments with counterparties for which an ISDA Master Agreement and related CSA have been executed.

   At December 31, 2014 and 2013, respectively, the Company held $1,225 million and $607 million in cash and securities collateral delivered by trade counterparties, representing the fair value of the related derivative agreements. This unrestricted cash collateral is reported in Cash and cash equivalents, and the obligation to return it is reported in Other liabilities in the consolidated balance sheets. The aggregate fair value of all collateralized derivative transactions that were in a liability position at December 31, 2014 and 2013, respectively, were $28 million and $42 million, for which the Company posted collateral of $36 million and $35 million at December 31, 2014 and 2013, respectively, in the normal operation of its collateral arrangements. Certain of the Company's ISDA Master Agreements contain contingent provisions that permit the counterparty to terminate the ISDA Master Agreement if the Company's credit rating falls below a specified threshold, however, the occurrence of such credit event would not impose additional collateral requirements.

   SECURITIES REPURCHASE AND REVERSE REPURCHASE TRANSACTIONS

   Securities repurchase and reverse repurchase transactions are conducted by the Company under a standardized securities industry master agreement, amended to suit the specificities of each respective counterparty. These agreements generally provide detail as to the nature of the transaction, including provisions for payment netting, establish parameters concerning the ownership and custody of the collateral securities, including the right to substitute collateral during the term of the agreement, and provide for remedies in the event of default by either party. Amounts due to/from the same counterparty under these arrangements generally would be netted in the event of default and subject to rights of set-off in bankruptcy. The Company's securities repurchase and reverse repurchase agreements are accounted for as secured borrowing or lending arrangements and are reported in the consolidated balance sheets on a gross basis as Broker-dealer related payables or receivables. The Company obtains or posts collateral generally in the form of cash, U.S. Treasury, or U.S. government and government agency securities in an amount equal to 102%-105% of the fair value of the securities to be repurchased or resold and monitors their market values on a daily basis with additional collateral posted or obtained as necessary. Securities to be repurchased or resold are the same, or substantially the same, as those initially transacted under the arrangement. At December 31, 2014, the balance outstanding under securities repurchase and reverse repurchase transaction was $950 million. The Company utilized the funds received from these repurchase agreements to extend the duration of the assets within General Account investment portfolio. For other instruments used to extend the duration of the General Account investment portfolio see "Policyholders' Account Balances and Future Policy Benefits" included in
   Note 2.

   The following table presents information about the Insurance Segment's offsetting of financial assets and liabilities and derivative instruments at December 31, 2014.

   OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES AND DERIVATIVE INSTRUMENTS
                             AT DECEMBER 31, 2014

                                                               GROSS
                                                 GROSS        AMOUNTS       NET AMOUNTS
                                                AMOUNTS    OFFSET IN THE  PRESENTED IN THE
                                               RECOGNIZED  BALANCE SHEETS  BALANCE SHEETS
                                              ------------ -------------- ----------------
                                                              (IN MILLIONS)
ASSETS/(1)/
DESCRIPTION
Derivatives:
Equity contracts............................. $      1,236 $          753 $            483
Interest rate contracts......................          755             12              743
Credit contracts.............................            7             27              (20)
                                              ------------ -------------- ----------------
  Total Derivatives, subject to an ISDA
   Master Agreement..........................        1,998            792            1,206
Total Derivatives, not subject to an ISDA
  Master Agreement...........................           40             --               40
                                              ------------ -------------- ----------------
  Total Derivatives..........................        2,038            792            1,246
Other financial instruments..................          732             --              732
                                              ------------ -------------- ----------------
  Other invested assets...................... $      2,770 $          792 $          1,978
                                              ============ ============== ================
LIABILITIES/(2)/
DESCRIPTION
Derivatives:
Equity contracts............................. $        753 $          753 $             --
Interest rate contracts......................           12             12               --
Credit contracts.............................           27             27               --
                                              ------------ -------------- ----------------
  Total Derivatives, subject to an ISDA
   Master Agreement..........................          792            792               --
Total Derivatives, not subject to an ISDA
  Master Agreement...........................           --             --               --
                                              ------------ -------------- ----------------
  Total Derivatives..........................          792            792               --
Other financial liabilities..................        2,939             --            2,939
                                              ------------ -------------- ----------------
  Other liabilities.......................... $      3,731 $          792 $          2,939
                                              ============ ============== ================
Repurchase agreements........................          950             --              950
Other broker-dealer related payables.........          551             --              551
                                              ------------ -------------- ----------------
  Broker-dealer related payables............. $      1,501 $           -- $          1,501
                                              ============ ============== ================

  /(1)/Excludes Investment Management segment's $8 million net derivative assets and $158 million of securities borrowed.
  /(2)/Excludes Investment Management segment's $9 million net derivative liability and $34 million of securities loaned.

   The following table presents information about the Insurance segment's gross collateral amounts that are not offset in the consolidated balance sheets at December 31, 2014.

    GROSS COLLATERAL AMOUNTS NOT OFFSET IN THE CONSOLIDATED BALANCE SHEETS
                             AT DECEMBER 31, 2014

                                                                  COLLATERAL (RECEIVED)/HELD
                                                NET AMOUNTS     -----------------------------
                                              PRESENTED IN THE     FINANCIAL                        NET
                                               BALANCE SHEETS     INSTRUMENTS        CASH         AMOUNTS
                                              ----------------- --------------  -------------  --------------

                                                                       (IN MILLIONS)
ASSETS
Counterparty A............................... $              62 $           --  $         (62) $           --
Counterparty B...............................               102             --            (95)              7
Counterparty C...............................               111             --           (110)              1
Counterparty D...............................               228             --           (224)              4
Counterparty E...............................                60             --            (59)              1
Counterparty F...............................                63             --            (60)              3
Counterparty G...............................               145           (145)            --              --
Counterparty H...............................                31            (31)            --              --
Counterparty I...............................               136             --           (134)              2
Counterparty J...............................                28             --            (22)              6
Counterparty K...............................                44             --            (44)             --
Counterparty L...............................               113           (113)            --              --
Counterparty M...............................                76             --            (68)              8
Counterparty N...............................                40             --             --              40
Counterparty Q...............................                 4             --             (4)             --
Counterparty T...............................                 3             --             (3)             --
                                              ----------------- --------------  -------------  --------------
  Total Derivatives.......................... $           1,246 $         (289) $        (885) $           72
Other financial instruments..................               732             --             --             732
                                              ----------------- --------------  -------------  --------------
  OTHER INVESTED ASSETS...................... $           1,978 $         (289) $        (885) $          804
                                              ================= ==============  =============  ==============

LIABILITIES
Counterparty D............................... $             450 $         (450) $          --  $           --
Counterparty C...............................               500           (500)            --              --
Other Broker-dealer related payables.........               551             --             --             551
                                              ----------------- --------------  -------------  --------------
  BROKER-DEALER RELATED PAYABLES............. $           1,501 $         (950) $          --  $          551
                                              ================= ==============  =============  ==============

   The following table presents information about the Insurance segment's offsetting of financial assets and liabilities and derivative instruments at December 31, 2013.

   Offsetting of Financial Assets and Liabilities and Derivative Instruments
                             At December 31, 2013

                                                                 Gross
                                                  Gross         Amounts       Net Amounts
                                                 Amounts     Offset in the  Presented in the
                                                Recognized   Balance Sheets  Balance Sheets
                                              -------------- -------------- ----------------
                                                              (In Millions)
ASSETS/(1)/
Description
Derivatives:
Equity contracts............................. $        1,056 $          642 $            414
Interest rate contracts......................            344            211              133
Credit contracts.............................              9             --                9
  Total Derivatives, subject to an ISDA
   Master Agreement..........................          1,409            853              556
Total Derivatives, not subject to an ISDA
  Master Agreement...........................             64             --               64
                                              -------------- -------------- ----------------
  Total Derivatives..........................          1,473            853              620
Other financial instruments..................            733             --              733
                                              -------------- -------------- ----------------
  Other invested assets...................... $        2,206 $          853 $          1,353
                                              ============== ============== ================
LIABILITIES/(2)/
Description
Derivatives:
Equity contracts............................. $          642 $          642 $             --
Interest rate contracts......................            211            211               --
  Total Derivatives, subject to an ISDA
   Master Agreement..........................            853            853               --
Total Derivatives, not subject to an ISDA
  Master Agreement...........................             --             --               --
                                              -------------- -------------- ----------------
  Total Derivatives..........................            853            853               --
Other financial liabilities..................          2,653             --            2,653
                                              -------------- -------------- ----------------
  Other liabilities.......................... $        3,506 $          853 $          2,653
                                              ============== ============== ================

  /(1)/Excludes Investment Management segment's $3 million net derivative assets and $84 million of securities borrowed.
  /(2)/Excludes Investment Management segment's $8 million net derivative liability and $65 million of securities loaned.

   The following table presents information about the Insurance segment's gross collateral amounts that are not offset in the consolidated balance sheets at December 31, 2013.

    Gross Collateral Amounts Not Offset in the Consolidated Balance Sheets
                             At December 31, 2013

                                                                         Collateral (Received)/Held
                                                    Net Amounts         ----------------------------
                                              Presented in the Balance    Financial                        Net
                                                       Sheets            Instruments        Cash         Amounts
                                              ------------------------  -------------  -------------  --------------
                                                                          (In Millions)
Counterparty A............................... $                     46  $          --  $         (46) $           --
Counterparty B...............................                       17             --            (17)             --
Counterparty C...............................                       28             --            (28)             --
Counterparty D...............................                      175             --           (175)             --
Counterparty E...............................                       47             --            (47)             --
Counterparty F...............................                      (28)            --             28              --
Counterparty G...............................                      134           (134)            --              --
Counterparty H...............................                        4             --             (4)             --
Counterparty I...............................                       (2)            --              2              --
Counterparty J...............................                      (12)            --             12              --
Counterparty K...............................                       41             --            (38)              3
Counterparty L...............................                       72             --            (69)              3
Counterparty M...............................                       30             --            (30)             --
Counterparty N...............................                       64             --             --              64
Counterparty Q...............................                        4             --             (4)             --
                                              ------------------------  -------------  -------------  --------------
  Total Derivatives.......................... $                    620  $        (134) $        (416) $           70
Other financial instruments..................                      733             --             --             733
                                              ------------------------  -------------  -------------  --------------
  Other invested assets...................... $                  1,353  $        (134) $        (416) $          803
                                              ========================  =============  =============  ==============

   NET INVESTMENT INCOME (LOSS)

   The following table breaks out Net investment income (loss) by asset category:

                                                          2014        2013        2012
                                                       ----------  ----------  ----------
                                                                  (IN MILLIONS)

Fixed maturities...................................... $    1,431  $    1,462  $    1,529
Mortgage loans on real estate.........................        306         284         264
Equity real estate....................................          1           1          14
Other equity investments..............................        202         234         189
Policy loans..........................................        216         219         226
Short-term investments................................          1           1          15
Derivative investments................................      1,605      (2,866)       (978)
Broker-dealer related receivables.....................         15          14          14
Trading securities....................................         61          48          85
Other investment income...............................         32          34          33
                                                       ----------  ----------  ----------
Gross investment income (loss)........................      3,870        (569)      1,391
Investment expenses...................................        (53)        (57)        (50)
Interest expense......................................         (2)         (3)         (3)
                                                       ----------  ----------  ----------
Net Investment Income (Loss).......................... $    3,815  $     (629) $    1,338
                                                       ==========  ==========  ==========

   For 2014, 2013 and 2012, respectively, Net investment income (loss) from derivatives included $899 million, $(2,829) million and $(232) million of realized gains (losses) on contracts closed during those periods and $706 million, $(37) million and $(746) million of unrealized gains (losses) on derivative positions at each respective year end.

   INVESTMENT GAINS (LOSSES), NET

   Investment gains (losses), net including changes in the valuation allowances and OTTI are as follows:

                                                          2014        2013        2012
                                                       ----------  ----------  ----------
                                                                  (IN MILLIONS)

Fixed maturities...................................... $      (54) $      (75) $      (89)
Mortgage loans on real estate.........................         (3)         (7)         (7)
Other equity investments..............................         (2)        (17)        (13)
Other.................................................          1          --          12
                                                       ----------  ----------  ----------
Investment Gains (Losses), Net........................ $      (58) $      (99) $      (97)
                                                       ==========  ==========  ==========

   For 2014, 2013 and 2012, respectively, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances totaled $5 million, $8 million and $6 million.

4) GOODWILL AND OTHER INTANGIBLE ASSETS

   The carrying value of goodwill related to AllianceBernstein totaled $3,562 million and $3,504 million at December 31, 2014 and 2013, respectively. The Company annually tests this goodwill for recoverability at December 31, first by comparing the fair value of its investment in AllianceBernstein, the reporting unit, to its carrying value and further by measuring the amount of impairment loss only if the result indicates a potential impairment. The Company also assesses this goodwill for recoverability at each interim reporting period in consideration of facts and circumstances that may indicate a shortfall of the fair value of its investment in AllianceBernstein as compared to its carrying value and thereby require re-performance of its annual impairment testing.

   The Company primarily uses a discounted cash flow valuation technique to measure the fair value of its investment in AllianceBernstein for purpose of goodwill impairment testing. The cash flows used in this technique are sourced from AllianceBernstein's current business plan and projected thereafter over the estimated life of the goodwill asset by applying an annual growth rate assumption. The present value amount that results from discounting these expected cash flows is then adjusted to reflect the noncontrolling interest in AllianceBernstein as well as taxes incurred at the Company level in order to determine the fair value of its investment in AllianceBernstein. At December 31, 2014 and 2013, the Company determined that goodwill was not impaired as the fair value of its investment in AllianceBernstein exceeded its carrying value at each respective date. Similarly, no impairments resulted from the Company's interim assessments of goodwill recoverability during the periods then ended.

   The gross carrying amount of AllianceBernstein related intangible assets was $610 million and $583 million at December 31, 2014 and 2013, respectively and the accumulated amortization of these intangible assets was $411 million and $384 million at December 31, 2014 and 2013, respectively. Amortization expense related to the AllianceBernstein intangible assets totaled $27 million, $24 million and $24 million for 2014, 2013 and 2012, respectively, and estimated amortization expense for each of the next five years is expected to be approximately $28 million.

   At December 31, 2014 and 2013, respectively, net deferred sales commissions totaled $118 million and $71 million and are included within the Investment Management segment's Other assets. The estimated amortization expense of deferred sales commissions, based on the December 31, 2014 net asset balance for each of the next five years is $43 million, $35 million, $27 million, $13 million and $0 million. AllianceBernstein tests the deferred sales commission asset for impairment quarterly by comparing undiscounted future cash flows to the recorded value, net of accumulated amortization. Each quarter, significant assumptions used to estimate the future cash flows are updated to reflect management's consideration of current market conditions on expectations made with respect to future market levels and redemption rates. As of December 31, 2014, AllianceBernstein determined that the deferred sales commission asset was not impaired.

   On June 20, 2014, AllianceBernstein acquired an approximate 82% ownership interest in CPH Capital Fondsmaeglerselskab A/S ("CPH"), a Danish asset management firm that managed approximately $3,000 million in global core equity assets for institutional investors, for a cash payment of $64 million and a contingent consideration payable of $9 million. The excess of the purchase price over the fair value of identifiable assets acquired resulted in the recognition of $58 million of goodwill. AllianceBernstein recorded $24 million of definite-lived intangible assets relating to separately-managed account relationships and $4 million of indefinite-lived intangible assets relating to an acquired fund's investment contract. AllianceBernstein also recorded redeemable non-controlling interest of $17 million relating to the fair value of the portion of CPH AllianceBernstein does not own.

   On December 12, 2013, AllianceBernstein acquired W.P. Stewart & Co., Ltd. ("WPS"), an equity investment manager that, as of December 31, 2013, managed approximately $2,000 million in U.S., Global and EAFE concentrated growth equity strategies for clients, primarily in the U.S. and Europe. On the acquisition date, AllianceBernstein made a cash payment of $12 per share for the approximate 4.9 million WPS shares outstanding and issued to WPS shareholders transferable Contingent Value Rights ("CVRs") entitling the holders to an additional $4 per share if the assets under management in the acquired WPS investment services reach $5,000 million on or before the third anniversary of the acquisition date. The excess of the purchase price over the fair value of identifiable assets acquired resulted in the recognition of $32 million of goodwill. AllianceBernstein also recorded $8 million of indefinite-lived intangible assets relating to the acquired fund's investment contracts and $14 million of definite-lived intangible assets relating to separately managed account relationships. As of the acquisition date, AllianceBernstein recorded a contingent consideration payable of $17 million in regard to the CVRs.

   Capitalized Software

   Capitalized software, net of accumulated amortization, amounted to $163 million and $163 million at December 31, 2014 and 2013, respectively. Amortization of capitalized software in 2014, 2013 and 2012 were $50 million, $119 million (including $45 million of accelerated amortization) and $77 million, respectively.

5) CLOSED BLOCK

   Summarized financial information for the AXA Equitable Closed Block is as follows:

                                                                                     DECEMBER 31,
                                                                              ---------------------------
                                                                                  2014          2013
                                                                              ------------ --------------
                                                                                     (IN MILLIONS)
CLOSED BLOCK LIABILITIES:
Future policy benefits, policyholders' account balances and other............ $      7,537 $        7,716
Policyholder dividend obligation.............................................          201            128
Other liabilities............................................................          117            144
                                                                              ------------ --------------
Total Closed Block liabilities............................................... $      7,855 $        7,988
                                                                              ------------ --------------
ASSETS DESIGNATED TO THE CLOSED BLOCK:
Fixed maturities, available for sale, at fair value (amortized cost of $4,829
   and $4,987)............................................................... $      5,143 $        5,232
Mortgage loans on real estate................................................        1,407          1,343
Policy loans.................................................................          912            949
Cash and other invested assets...............................................           14             48
Other assets.................................................................          176            186
                                                                              ------------ --------------
Total assets designated to the Closed Block..................................        7,652          7,758
                                                                              ------------ --------------
Excess of Closed Block liabilities over assets designated to the
  Closed Block...............................................................          203            230
Amounts included in accumulated other comprehensive
  income (loss):
  Net unrealized investment gains (losses), net of deferred
   income tax (expense) benefit of $(43) and $(45) and
   policyholder dividend obligation of $(201) and $(128).....................           80             83
                                                                              ------------ --------------
Maximum Future Earnings To Be Recognized From Closed Block
  Assets and Liabilities..................................................... $        283 $          313
                                                                              ============ ==============

   AXA Equitable's Closed Block revenues and expenses follow:

                                                                2014        2013        2012
                                                             ----------  ----------  ----------
                                                                        (IN MILLIONS)
REVENUES:
Premiums and other income................................... $      273  $      286  $      316
Investment income (loss)....................................        378         402         420
Net investment gains (losses)...............................         (4)        (11)         (9)
                                                             ----------  ----------  ----------
Total revenues..............................................        647         677         727
                                                             ----------  ----------  ----------

BENEFITS AND OTHER DEDUCTIONS:
Policyholders' benefits and dividends.......................        597         637         724
Other operating costs and expenses..........................          4           1          --
                                                             ----------  ----------  ----------
Total benefits and other deductions.........................        601         638         724
                                                             ----------  ----------  ----------
Net revenues, before income taxes...........................         46          39           3
Income tax (expense) benefit................................        (16)        (14)         (1)
                                                             ----------  ----------  ----------
Net Revenues (Losses)....................................... $       30  $       25  $        2
                                                             ==========  ==========  ==========

   A reconciliation of AXA Equitable's policyholder dividend obligation follows:

                                                             DECEMBER 31,
                                                        ---------------------
                                                           2014       2013
                                                        ---------- ----------
                                                            (IN MILLIONS)

Balances, beginning of year............................ $      128 $      373
Unrealized investment gains (losses)...................         73       (245)
                                                        ---------- ----------
Balances, End of year.................................. $      201 $      128
                                                        ========== ==========

6) CONTRACTHOLDER BONUS INTEREST CREDITS

   Changes in the deferred asset for contractholder bonus interest credits are as follows:

                                                                       DECEMBER 31,
                                                                  ----------------------
                                                                     2014        2013
                                                                  ----------  ----------
                                                                       (IN MILLIONS)

Balance, beginning of year....................................... $      518  $      621
Contractholder bonus interest
   credits deferred..............................................         15          18
Amortization charged to income...................................       (150)       (121)
                                                                  ----------  ----------
Balance, End of Year............................................. $      383  $      518
                                                                  ==========  ==========

7) FAIR VALUE DISCLOSURES

   Assets and liabilities measured at fair value on a recurring basis are summarized below. Fair value measurements also are required on a non-recurring basis for certain assets, including goodwill, mortgage loans on real estate, equity real estate held for production of income, and equity real estate held for sale, only when an OTTI or other event occurs. When such fair value measurements are recorded, they must be classified and disclosed within the fair value hierarchy. At December 31, 2014 and 2013, no assets were required to be measured at fair value on a non-recurring basis.

                 FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2014

                                                   LEVEL 1        LEVEL 2        LEVEL 3        TOTAL
                                               --------------  -------------  ------------- ------------
                                                                     (IN MILLIONS)
ASSETS
Investments:
  Fixed maturities, available-for-sale:
   Corporate.................................. $           --  $      21,840  $         380 $     22,220
   U.S. Treasury, government and agency.......             --          7,331             --        7,331
   States and political subdivisions..........             --            472             47          519
   Foreign governments........................             --            446             --          446
   Commercial mortgage-backed.................             --             20            715          735
   Residential mortgage-backed/(1)/...........             --            793              2          795
   Asset-backed/(2)/..........................             --             46             53           99
   Redeemable preferred stock.................            254            635             --          889
                                               --------------  -------------  ------------- ------------
     Subtotal.................................            254         31,583          1,197       33,034
                                               --------------  -------------  ------------- ------------
  Other equity investments....................            217             --             61          278
  Trading securities..........................            710          4,433             --        5,143
  Other invested assets:
   Short-term investments.....................             --            103             --          103
   Swaps......................................             --            597             --          597
   Credit Default Swaps.......................             --            (18)            --          (18)
   Futures....................................             (2)            --             --           (2)
   Options....................................             --            473             --          473
   Floors.....................................             --            120             --          120
   Currency Contracts.........................             --              1             --            1
   Swaptions..................................             --             72             --           72
                                               --------------  -------------  ------------- ------------
     Subtotal.................................             (2)         1,348             --        1,346
                                               --------------  -------------  ------------- ------------
Cash equivalents..............................          2,725             --             --        2,725
Segregated securities.........................             --            476             --          476
GMIB reinsurance contracts....................             --             --         10,711       10,711
Separate Accounts' assets.....................        107,539          3,072            260      110,871
                                               --------------  -------------  ------------- ------------
   Total Assets............................... $      111,443  $      40,912  $      12,229 $    164,584
                                               ==============  =============  ============= ============

                 FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2014

                                                 LEVEL 1      LEVEL 2      LEVEL 3       TOTAL
                                              ------------- ------------ ------------ ------------
                                                                 (IN MILLIONS)
LIABILITIES
GWBL and other features' liability........... $          -- $         -- $        128 $        128
SCS, SIO, MSO and IUL indexed
   features' liability.......................            --          380           --          380
                                              ------------- ------------ ------------ ------------
   Total Liabilities......................... $          -- $        380 $        128 $        508
                                              ============= ============ ============ ============

  /(1)/Includes publicly traded agency pass-through securities and collateralized obligations.
  /(2)/Includes credit-tranched securities collateralized by sub-prime mortgages and other asset types and credit tenant loans.

                 Fair Value Measurements at December 31, 2013

                                                 Level 1    Level 2   Level 3     Total
                                               ----------  ---------  -------- ----------
                                                              (In Millions)
Assets
Investments:
  Fixed maturities, available-for-sale:
   Corporate.................................. $       --  $  22,400  $    291 $   22,691
   U.S. Treasury, government and agency.......         --      3,129        --      3,129
   States and political subdivisions..........         --        431        46        477
   Foreign governments........................         --        433        --        433
   Commercial mortgage-backed.................         --         16       700        716
   Residential mortgage-backed/(1)/...........         --        943         4        947
   Asset-backed/(2)/..........................         --         56        83        139
   Redeemable preferred stock.................        216        656        15        887
                                               ----------  ---------  -------- ----------
     Subtotal.................................        216     28,064     1,139     29,419
                                               ----------  ---------  -------- ----------
  Other equity investments....................        233          9        52        294
  Trading securities..........................        529      3,692        --      4,221
  Other invested assets:
   Short-term investments.....................         --         99        --         99
   Swaps......................................         --        (45)       --        (45)
   Credit Default Swaps.......................         --          9        --          9
   Futures....................................         (2)        --        --         (2)
   Options....................................         --        463        --        463
   Floors.....................................         --        193        --        193
                                               ----------  ---------  -------- ----------
     Subtotal.................................         (2)       719        --        717
                                               ----------  ---------  -------- ----------
Cash equivalents..............................      1,310         --        --      1,310
Segregated securities.........................         --        981        --        981
GMIB reinsurance contracts....................         --         --     6,747      6,747
Separate Accounts' assets.....................    105,579      2,948       237    108,764
                                               ----------  ---------  -------- ----------
   Total Assets............................... $  107,865  $  36,413  $  8,175 $  152,453
                                               ==========  =========  ======== ==========

Liabilities
GWBL and other features' liability............ $       --  $      --  $     -- $       --
SCS, SIO, MSO and IUL indexed
   features' liability........................         --        346        --        346
                                               ----------  ---------  -------- ----------
   Total Liabilities.......................... $       --  $     346  $     -- $      346
                                               ==========  =========  ======== ==========

  /(1)/Includes publicly traded agency pass-through securities and collateralized obligations.
  /(2)/Includes credit-tranched securities collateralized by sub-prime mortgages and other asset types and credit tenant loans.

   At December 31, 2014 and 2013, respectively, the fair value of public fixed maturities is approximately $24,779 million and $21,671 million or approximately 16.2% and 15.0% of the Company's total assets measured at fair value on a recurring basis (excluding GMIB reinsurance contracts and segregated securities measured at fair value on a recurring basis). The fair values of the Company's public fixed maturity securities are generally based on prices obtained from independent valuation service providers and for which the Company maintains a vendor hierarchy by asset type based on historical pricing experience and vendor expertise. Although each security generally is priced by multiple independent valuation service providers, the Company ultimately uses the price received from the independent valuation service provider highest in the vendor hierarchy based on the respective asset type, with limited exception. To validate reasonableness, prices also are internally reviewed by those with relevant expertise through comparison with directly observed recent market trades. Consistent with the fair value hierarchy, public fixed maturity securities validated in this manner generally are reflected within Level 2, as they are primarily based on observable pricing for similar assets and/or other market observable inputs. If the pricing information received from independent valuation service providers is not reflective of market activity or other inputs observable in the market, the Company may challenge the price through a formal process in accordance with the terms of the respective independent valuation service provider agreement. If, as a result, it is determined that the independent valuation service provider is able to reprice the security in a manner agreed as more consistent with current market observations, the security remains within Level 2. Alternatively, a Level 3 classification may result if the pricing information then is sourced from another vendor, non-binding broker quotes, or internally-developed valuations for which the Company's own assumptions about market-participant inputs would be used in pricing the security.

   At December 31, 2014 and 2013, respectively, the fair value of private fixed maturities is approximately $8,255 million and $7,748 million or approximately 5.4% and 5.4% of the Company's total assets measured at fair value on a recurring basis. The fair values of the Company's private fixed maturities are determined from prices obtained from independent valuation service providers. Prices not obtained from an independent valuation service provider are determined by using a discounted cash flow model or a market comparable company valuation technique. In certain cases, these models use observable inputs with a discount rate based upon the average of spread surveys collected from private market intermediaries who are active in both primary and secondary transactions, taking into account, among other factors, the credit quality and industry sector of the issuer and the reduced liquidity associated with private placements. Generally, these securities have been reflected within Level 2. For certain private fixed maturities, the discounted cash flow model or a market comparable company valuation technique may also incorporate unobservable inputs, which reflect the Company's own assumptions about the inputs market participants would use in pricing the asset. To the extent management determines that such unobservable inputs are significant to the fair value measurement of a security, a Level 3 classification generally is made.

   As disclosed in Note 3, at December 31, 2014 and 2013, respectively, the net fair value of freestanding derivative positions is approximately $1,243 million and $617 million or approximately 92.3% and 86.1% of Other invested assets measured at fair value on a recurring basis. The fair values of the Company's derivative positions are generally based on prices obtained either from independent valuation service providers or derived by applying market inputs from recognized vendors into industry standard pricing models. The majority of these derivative contracts are traded in the Over-The-Counter ("OTC") derivative market and are classified in Level 2. The fair values of derivative assets and liabilities traded in the OTC market are determined using quantitative models that require use of the contractual terms of the derivative instruments and multiple market inputs, including interest rates, prices, and indices to generate continuous yield or pricing curves, including overnight index swap ("OIS") curves, and volatility factors, which then are applied to value the positions. The predominance of market inputs is actively quoted and can be validated through external sources or reliably interpolated if less observable. If the pricing information received from independent valuation service providers is not reflective of market activity or other inputs observable in the market, the Company may challenge the price through a formal process in accordance with the terms of the respective independent valuation service provider agreement. If as a result it is determined that the independent valuation service provider is able to reprice the derivative instrument in a manner agreed as more consistent with current market observations, the position remains within Level 2. Alternatively, a Level 3 classification may result if the pricing information then is sourced from another vendor, non-binding broker quotes, or internally-developed valuations for which the Company's own assumptions about market-participant inputs would be used in pricing the security.

   The credit risk of the counterparty and of the Company are considered in determining the fair values of all OTC derivative asset and liability positions, respectively, after taking into account the effects of master netting agreements and collateral arrangements. Each reporting period, the Company values its derivative positions using the standard swap curve and evaluates whether to adjust the embedded credit spread to reflect changes in counterparty or its own credit standing. As a result, the Company reduced the fair value of its OTC derivative asset exposures by $0.1 million and $0.4 million at December 31, 2014 and 2013, respectively, to recognize incremental counterparty non-performance risk. The unadjusted swap curve was determined to be reflective of the non-performance risk of the Company for purpose of determining the fair value of its OTC liability positions at December 31, 2014.

   At December 31, 2014 and 2013, respectively, investments classified as Level 1 comprise approximately 72.7% and 74.5% of assets measured at fair value on a recurring basis and primarily include redeemable preferred stock, trading securities, cash equivalents and Separate Accounts assets. Fair value measurements classified as Level 1 include exchange-traded prices of fixed maturities, equity securities and derivative contracts, and net asset values for transacting subscriptions and redemptions of mutual fund shares held by Separate Accounts. Cash equivalents classified as Level 1 include money market accounts, overnight commercial paper and highly liquid debt instruments purchased with an original maturity of three months or less, and are carried at cost as a proxy for fair value measurement due to their short-term nature.

   At December 31, 2014 and 2013, respectively, investments classified as Level 2 comprise approximately 26.4% and 24.5% of assets measured at fair value on a recurring basis and primarily include U.S. government and agency securities and certain corporate debt securities, such as public and private fixed maturities. As market quotes generally are not readily available or accessible for these securities, their fair value measures are determined utilizing relevant information generated by market transactions involving comparable securities and often are based on model pricing techniques that effectively discount prospective cash flows to present value using appropriate sector-adjusted credit spreads commensurate with the security's duration, also taking into consideration issuer-specific credit quality and liquidity. Segregated securities classified as Level 2 are U.S. Treasury Bills segregated by AllianceBernstein in a special reserve bank custody account for the exclusive benefit of brokerage customers, as required by Rule 15c3-3 of the Exchange Act and for which fair values are based on quoted yields in secondary markets.

   Observable inputs generally used to measure the fair value of securities classified as Level 2 include benchmark yields, reported secondary trades, issuer spreads, benchmark securities and other reference data. Additional observable inputs are used when available, and as may be appropriate, for certain security types, such as prepayment, default, and collateral information for the purpose of measuring the fair value of mortgage- and asset-backed securities. At December 31, 2014 and 2013, respectively, approximately $821 million and $970 million of AAA-rated mortgage- and asset-backed securities are classified as Level 2 for which the observability of market inputs to their pricing models is supported by sufficient, albeit more recently contracted, market activity in these sectors.

   The Company's SCS and EQUI-VEST variable annuity products, the IUL product, and in the MSO fund available in some life contracts offer investment options which permit the contract owner to participate in the performance of an index, ETF or commodity price. These investment options, which depending on the product and on the index selected can currently have 1, 3, or 5 year terms, provide for participation in the performance of specified indices, ETFs or commodity price movement up to a segment-specific declared maximum rate. Under certain conditions that vary by product, e.g. holding these segments for the full term, these segments also shield policyholders from some or all negative investment performance associated with these indices, ETFs or commodity prices. These investment options have defined formulaic liability amounts, and the current values of the option component of these segment reserves are accounted for as Level 2 embedded derivatives. The fair values of these embedded derivatives are based on prices obtained from independent valuation service providers.

   At December 31, 2014 and 2013, respectively, investments classified as Level 3 comprise approximately 1.0% and 1.0% of assets measured at fair value on a recurring basis and primarily include commercial mortgage-backed securities ("CMBS") and corporate debt securities, such as private fixed maturities. Determinations to classify fair value measures within Level 3 of the valuation hierarchy generally are based upon the significance of the unobservable factors to the overall fair value measurement. Included in the Level 3 classification at December 31, 2014 and 2013, respectively, were approximately $135 million and $150 million of fixed maturities with indicative pricing obtained from brokers that otherwise could not be corroborated to market observable data. The Company applies various due-diligence procedures, as considered appropriate, to validate these non-binding broker quotes for reasonableness, based on its understanding of the markets, including use of internally-developed assumptions about inputs a market participant would use to price the security. In addition, approximately $770 million and $787 million of mortgage- and asset-backed securities, including CMBS, are classified as Level 3 at December 31, 2014 and 2013, respectively. The Company utilizes prices obtained from an independent valuation service vendor to measure fair value of CMBS securities.

   The Company also issues certain benefits on its variable annuity products that are accounted for as derivatives and are also considered Level 3. The GMWB feature allows the policyholder to withdraw at minimum, over the life of the contract, an amount based on the contract's benefit base. The GWBL feature allows the policyholder to withdraw, each year for the life of the contract, a specified annual percentage of an amount based on the contract's benefit base. The GMAB feature increases the contract account value at the end of a specified period to a GMAB base. The GIB feature provides a lifetime annuity based on predetermined annuity purchase rates if and when the contract account value is depleted. This lifetime annuity is based on predetermined annuity purchase rates applied to a GIB base.

   Level 3 also includes the GMIB reinsurance contract asset which is accounted for as derivative contracts. The GMIB reinsurance contract asset's fair value reflects the present value of reinsurance premiums and recoveries and risk margins over a range of market consistent economic scenarios while the GIB and GWBL and other features related liability reflects the present value of expected future payments (benefits) less fees, adjusted for risk margins, attributable to the GIB and GWBL and other features over a range of market-consistent economic scenarios. The valuations of both the GMIB reinsurance contract asset and GIB and GWBL and other features' liability incorporate significant non-observable assumptions related to policyholder behavior, risk margins and projections of equity Separate Account funds. The credit risks of the counterparty and of the Company are considered in determining the fair values of its GMIB reinsurance contract asset and GIB and GWBL and other features' liability positions, respectively, after taking into account the effects of collateral arrangements. Incremental adjustment to the swap curve, adjusted for non-performance risk, is made to the resulting fair values of the GMIB reinsurance contract asset to reflect change in the claims-paying ratings of counterparties to the reinsurance treaties. After giving consideration to collateral arrangements, the Company reduced the fair value of its GMIB reinsurance contract asset by $147 million and $133 million at December 31, 2014 and 2013, respectively, to recognize incremental counterparty non-performance risk. The unadjusted swap curve was determined to reflect a level of general swap market counterparty risk; therefore, no adjustment was made for purpose of determining the fair value of the GIB and GWBL and other features' liability embedded derivative at December 31, 2014. Equity and fixed income volatilities were modeled to reflect the current market volatility.

   In second quarter 2014, the Company refined the fair value calculation of the GMIB reinsurance contract asset and GWBL, GIB and GMAB liabilities, utilizing scenarios that explicitly reflect risk free bond and equity components separately (previously aggregated and including counterparty risk premium embedded in swap rates) and stochastic interest rates for projecting and discounting cash flows (previously a single yield curve). The net impacts of these refinements were a $510 million increase to the GMIB reinsurance contract asset and a $37 million increase in the GWBL, GIB and GMAB liability which are reported in the Company's consolidated statements of Earnings (Loss) as Increase (decrease) in the fair value of the reinsurance contract asset and Policyholders' benefits, respectively.

   In 2014, AFS fixed maturities with fair values of $82 million were transferred out of Level 3 and into Level 2 principally due to the availability of trading activity and/or market observable inputs to measure and validate their fair values. In addition, AFS fixed maturities with fair value of $15 million were transferred from Level 2 into the Level 3 classification. These transfers in the aggregate represent approximately 0.5% of total equity at December 31, 2014.

   In 2013, AFS fixed maturities with fair values of $37 million were transferred out of Level 3 and into Level 2 principally due to the availability of trading activity and/or market observable inputs to measure and validate their fair values. In addition, AFS fixed maturities with fair value of $20 million were transferred from Level 2 into the Level 3 classification. These transfers in the aggregate represent approximately 0.4% of total equity at December 31, 2013. One of the Company's private securities went public and as a result, $20 million was transferred from a Level 3 classification to a Level 1 classification. In 2013, $9 million was transferred from a Level 3 classification to a Level 2 classification due to merger of one of the private securities with a public company that had a trading restriction period at December 31, 2013.

   The table below presents a reconciliation for all Level 3 assets and liabilities at December 31, 2014 and 2013, respectively.

                              LEVEL 3 INSTRUMENTS
                            FAIR VALUE MEASUREMENTS

                                                           STATE AND
                                                           POLITICAL             COMMERCIAL  RESIDENTIAL
                                                             SUB-      FOREIGN   MORTGAGE-    MORTGAGE-    ASSET-
                                                CORPORATE  DIVISIONS    GOVTS      BACKED      BACKED      BACKED
                                                ---------  ---------  --------  -----------  -----------  --------

                                                                           (IN MILLIONS)
BALANCE, JANUARY 1, 2014....................... $     291  $      46  $     --  $       700  $         4  $     83
Total gains (losses), realized and
  unrealized, included in:
   Earnings (loss) as:
     Net investment income (loss)..............         2         --        --            2           --        --
     Investment gains (losses), net............         3         --        --          (89)          --        --
                                                ---------  ---------  --------  -----------  -----------  --------
       Subtotal................................         5         --        --          (87)          --        --
                                                ---------  ---------  --------  -----------  -----------  --------
   Other comprehensive income (loss)...........         6          2        --          135           --         7
Purchases......................................       162         --        --           --           --        --
Sales..........................................      (30)        (1)        --         (20)          (2)      (37)
Transfers into Level 3/(1)/....................        15         --        --           --           --        --
Transfers out of Level 3/(1)/..................      (69)         --        --         (13)           --        --
                                                ---------  ---------  --------  -----------  -----------  --------
BALANCE, DECEMBER 31, 2014..................... $     380  $      47  $     --  $       715  $         2  $     53
                                                =========  =========  ========  ===========  ===========  ========

BALANCE, JANUARY 1, 2013....................... $     355  $      50  $     19  $       900  $         9  $    113
Total gains (losses), realized and
  unrealized, included in:
   Earnings (loss) as:
     Net investment income (loss)..............         2         --        --           --           --        --
     Investment gains (losses), net............         5         --        --          (68)          --        --
                                                ---------  ---------  --------  -----------  -----------  --------
       Subtotal................................ $       7  $      --  $     --  $       (68) $        --  $     --
                                                ---------  ---------  --------  -----------  -----------  --------
   Other comprehensive income (loss)...........        (1)        (3)       (2)          13           (1)        3
Purchases......................................        70         --        --           31           --        --
Sales..........................................      (150)        (1)      (17)        (160)          (4)      (22)
Transfers into Level 3/(1)/....................        20         --        --           --           --        --
Transfers out of Level 3/(1)/..................       (10)        --        --          (16)          --       (11)
                                                ---------  ---------  --------  -----------  -----------  --------
BALANCE, DECEMBER 31, 2013..................... $     291  $      46  $     --  $       700  $         4  $     83
                                                =========  =========  ========  ===========  ===========  ========

                              Level 3 Instruments
                            Fair Value Measurements

                                                           State and
                                                           Political           Commercial  Residential
                                                             Sub-     Foreign  Mortgage-    Mortgage-   Asset-
                                                Corporate  divisions   Govts     backed      backed     backed
                                                ---------  ---------  -------  ----------  -----------  ------
                                                                         (In Millions)
BALANCE, JANUARY 1, 2012....................... $     432  $      53  $    22  $      902  $        14  $  172
Total gains (losses), realized and unrealized,
  included in:
     Earnings (loss) as:
     Net investment income (loss)..............         2         --       --           2           --      --
     Investment gains (losses), net............         4         --       --        (105)          --      --
                                                ---------  ---------  -------  ----------  -----------  ------
 Subtotal......................................         6         --       --        (103)          --      --
                                                ---------  ---------  -------  ----------  -----------  ------
Other comprehensive income (loss)..............        15         (1)      --         128           --       4
Purchases......................................        --         --       --          --           --      --
Sales..........................................       (47)        (2)      --         (27)          (5)    (25)
Transfers into Level 3/(1)/....................        17         --       --          --           --      --
Transfers out of Level 3/(1)/..................       (68)        --       (3)         --           --     (38)
                                                ---------  ---------  -------  ----------  -----------  ------
BALANCE, DECEMBER 31, 2012..................... $     355  $      50  $    19  $      900  $         9  $  113
                                                =========  =========  =======  ==========  ===========  ======

                                                                                                      GWBL
                                                REDEEMABLE       OTHER          GMIB      SEPARATE  AND OTHER
                                                PREFERRED       EQUITY       REINSURANCE  ACCOUNTS  FEATURES
                                                  STOCK     INVESTMENTS/(2)/    ASSET      ASSETS   LIABILITY
                                                ----------  ---------------  -----------  --------  ---------
                                                                        (IN MILLIONS)
BALANCE, JANUARY 1, 2014....................... $       15  $            52  $     6,747  $    237  $      --
Total gains (losses), realized and
  unrealized, included in:
   Earnings (loss) as:
     Net investment income (loss)..............         --                3           --        --         --
     Investment gains (losses), net............         --                1           --        15         --
     Increase (decrease) in the fair value
       of reinsurance contracts................         --               --        3,774        --         --
     Policyholders' benefits...................         --               --           --        --         (8)
                                                ----------  ---------------  -----------  --------  ---------
  Subtotal.....................................         --                4        3,744        15         (8)
                                                ----------  ---------------  -----------  --------  ---------
Other comprehensive income (loss)..............         --               --           --        --         --
Purchases......................................         --                8          225        16        136
Sales..........................................        (15)              (1)         (35)       (3)        --
Settlements....................................         --               --           --        (5)        --
Transfers into Level 3/(1)/....................         --               --           --        --         --
Transfers out of Level 3/(1)/..................         --               (2)          --        --         --
                                                ----------  ---------------  -----------  --------  ---------
BALANCE, DECEMBER 31, 2014..................... $       --  $            61  $    10,711  $    260  $     128
                                                ==========  ===============  ===========  ========  =========

                                                                                                      GWBL
                                                Redeemable      Other          GMIB      Separate   and Other
                                                Preferred      Equity       Reinsurance  Accounts   Features
                                                  Stock    Investments/(2)/    Asset      Assets    Liability
                                                ---------- ---------------  -----------  --------  ----------
                                                                        (In Millions)
BALANCE, JANUARY 1, 2013....................... $       15 $            77  $    11,044  $    224  $      265
Total gains (losses), realized and
  unrealized, included in:
   Earnings (loss) as:
     Net investment income (loss)..............         --              10           --        --          --
     Investment gains (losses), net............         --              (7)          --        10          --
     Increase (decrease) in the fair value
       of reinsurance contracts................         --              --       (4,496)       --          --
     Policyholders' benefits...................         --              --           --        --        (351)
                                                ---------- ---------------  -----------  --------  ----------
  Subtotal..................................... $       -- $             3  $    (4,496) $     10  $     (351)
                                                ---------- ---------------  -----------  --------  ----------
Other comprehensive income (loss)..............         --              --           --        (1)         --
Purchases......................................         --               4          237         6          86
Sales..........................................         --              (3)         (38)       (3)         --
Settlements....................................         --              --           --        (2)         --
Transfers into Level 3/(1)/....................         --              --           --         3          --
Transfers out of Level 3/(1)/..................         --             (29)          --        --          --
                                                ---------- ---------------  -----------  --------  ----------
BALANCE, DECEMBER 31, 2013..................... $       15 $            52  $     6,747  $    237  $       --
                                                ========== ===============  ===========  ========  ==========

                                                                                                                   GWBL
                                                Redeemable        Other        Other       GMIB       Separate   and Other
                                                Preferred        Equity       Invested  Reinsurance   Accounts   Features
                                                  Stock     Investments/(2)/   Assets      Asset       Assets    Liability
                                                ----------- ----------------- --------  ------------ ---------  -----------
                                                                               (In Millions)
BALANCE, JANUARY 1, 2012....................... $        14 $              77 $     (2) $     10,547 $     215  $       291
Total gains (losses), realized and
  unrealized, included in:
   Earnings (loss) as:
     Investment gains (losses), net............          --                --       --            --         8           --
     Increase (decrease) in the fair value
       of reinsurance contracts................          --                --       --           315        --           --
     Policyholders' benefits...................          --                --       --            --        --          (77)
                                                ----------- ----------------- --------  ------------ ---------  -----------
  Subtotal.....................................          --                --       --           315         8          (77)
                                                ----------- ----------------- --------  ------------ ---------  -----------
Other comprehensive income (loss)..............           1                --        2            --        --           --
Purchases......................................          --                --       --           182         6           51
Sales..........................................          --                --       --            --        (2)          --
Settlements....................................          --                --       --            --        (3)          --
                                                ----------- ----------------- --------  ------------ ---------  -----------
BALANCE, DECEMBER 31, 2012..................... $        15 $              77 $     --  $     11,044 $     224  $       265
                                                =========== ================= ========  ============ =========  ===========

  /(1)/Transfers into/out of Level 3 classification are reflected at beginning-of-period fair values.
  /(2)/Includes Trading securities' Level 3 amount.

   The table below details changes in unrealized gains (losses) for 2014 and 2013 by category for Level 3 assets and liabilities still held at December 31, 2014 and 2013, respectively:

                                                               EARNINGS (LOSS)
                                                --------------------------------------------
                                                   NET     INVESTMENT        INCREASE
                                                INVESTMENT   GAINS    (DECREASE) IN THE FAIR             POLICY-
                                                  INCOME   (LOSSES),   VALUE OF REINSURANCE              HOLDERS'
                                                  (LOSS)      NET           CONTRACTS            OCI     BENEFITS
                                                ---------- ---------- ----------------------  --------- ---------

                                                                          (IN MILLIONS)
LEVEL 3 INSTRUMENTS
FULL YEAR 2014
STILL HELD AT DECEMBER 31, 2014:
  Change in unrealized gains (losses):
   Fixed maturities, available-for- sale:
     Corporate................................. $       -- $       --  $                  --  $       6 $      --
     State and political subdivisions..........         --         --                     --          2        --
     Commercial mortgage- backed...............         --         --                     --        112        --
     Asset-backed..............................         --         --                     --          7        --
     Other fixed maturities,
       available-for-sale......................         --         --                     --         --        --
                                                ---------- ----------  ---------------------  --------- ---------
       Subtotal................................ $       -- $       --  $                  --  $     127 $      --
                                                ---------- ----------  ---------------------  --------- ---------
   GMIB reinsurance contracts..................         --         --                  3,964         --        --
   Separate Accounts' assets...................         --         15                     --         --        --
   GWBL and other features' liability..........         --         --                     --         --       128
                                                ---------- ----------  ---------------------  --------- ---------
       Total................................... $       -- $       15  $               3,964  $     127 $     128
                                                ========== ==========  =====================  ========= =========

Level 3 Instruments
Full Year 2013
Still Held at December 31, 2013:
  Change in unrealized gains (losses):
   Fixed maturities, available-for- sale:
     Corporate................................. $       -- $       --  $                  --  $     (2) $      --
     State and political subdivisions..........         --         --                     --        (4)        --
     Commercial mortgage- backed...............         --         --                     --          6        --
     Asset-backed..............................         --         --                     --          4        --
     Other fixed maturities,
       available-for-sale......................         --         --                     --         --        --
                                                ---------- ----------  ---------------------  --------- ---------
       Subtotal................................ $       -- $       --  $                  --  $       4 $      --
                                                ---------- ----------  ---------------------  --------- ---------
     GMIB reinsurance contracts................         --         --                 (4,297)        --        --
     Separate Accounts' assets.................         --         10                     --         --        --
     GWBL and other features' liability........         --         --                     --         --      (265)
                                                ---------- ----------  ---------------------  --------- ---------
       Total................................... $       -- $       10  $              (4,297) $       4 $    (265)
                                                ========== ==========  =====================  ========= =========

   The following table discloses quantitative information about Level 3 fair value measurements by category for assets and liabilities as of December 31, 2014 and 2013, respectively.

        QUANTITATIVE INFORMATION ABOUT LEVEL 3 FAIR VALUE MEASUREMENTS
                               DECEMBER 31, 2014

                                FAIR         VALUATION
                                VALUE        TECHNIQUE         SIGNIFICANT UNOBSERVABLE INPUT         RANGE
                               ------- ---------------------- --------------------------------- -----------------
ASSETS:                                                      (IN MILLIONS)
Investments:
  Fixed maturities,
   available-for-sale:
   Corporate.................. $    75 Matrix pricing model
                                                              Spread over the industry-specific
                                                                          benchmark yield curve  0 BPS - 590 BPS

                                   132 Market comparable                          Discount rate
                                         companies                                                11.2% - 15.2%
-----------------------------------------------------------------------------------------------------------------

   Asset-backed...............       5 Matrix pricing model                    Spread over U.S.
                                                                                 Treasury curve 30 BPS - 687 BPS
-----------------------------------------------------------------------------------------------------------------

   Other equity investments...      20 Market comparable                       Revenue multiple    2.0X - 3.5X
                                         companies                                Discount rate       18.0%
                                                                                 Discount years         2
-----------------------------------------------------------------------------------------------------------------

Separate Accounts' assets.....     234 Third party appraisal                Capitalization rate       5.2%
                                                                       Exit capitalization rate       6.2%
                                                                                  Discount rate       7.1%

                                     7 Discounted cash flow                    Spread over U.S.
                                                                           Treasury curve Gross 238 BPS - 395 BPS
                                                                          domestic product rate    0.0% - 2.4%
                                                                                Discount factor    1.3% - 5.4%
-----------------------------------------------------------------------------------------------------------------

GMIB reinsurance contracts....  10,711 Discounted cash flow                         Lapse Rates    1.0% - 8.0%
                                                                               Withdrawal rates    0.2% - 8.0%
                                                                         GMIB Utilization Rates   0.0% - 15.0%
                                                                           Non-performance risk  5 BPS - 16 BPS
                                                                      Volatility rates - Equity   9.0% - 34.0%
-----------------------------------------------------------------------------------------------------------------

LIABILITIES:
GMWB/GWBL/(1)/................ $   107 Discounted cash flow                         Lapse Rates    1.0% - 8.0%
                                                                               Withdrawal rates    0.0% - 7.0%
                                                                      Volatility rates - Equity   9.0% - 34.0%
-----------------------------------------------------------------------------------------------------------------

  /(1)/Excludes GMAB and GIB liabilities.

        Quantitative Information about Level 3 Fair Value Measurements
                               December 31, 2013

                                Fair         Valuation
                                Value        Technique         Significant Unobservable Input         Range
                                ------ ---------------------- --------------------------------- -----------------
                                                              (In Millions)
Assets:
Investments:
  Fixed maturities,
   available-for-sale:
   Corporate................... $   54 Matrix pricing model
                                                              Spread over the industry-specific
                                                                          benchmark yield curve 125 bps - 550 bps
-----------------------------------------------------------------------------------------------------------------

   Residential mortgage-backed.      1 Matrix pricing model                    Spread over U.S.
                                                                                 Treasury curve      45 bps
-----------------------------------------------------------------------------------------------------------------

   Asset-backed................      7 Matrix pricing model                    Spread over U.S.
                                                                                 Treasury curve 30 bps - 687 bps
-----------------------------------------------------------------------------------------------------------------

   Other equity investments....     52 Market comparable                   Revenue multiple R&D    1.2x - 4.9x
                                         companies                            multiple Discount   1.1x - 17.1x
                                                                                  rate Discount       18.0%
                                                                        years Discount for lack         1
                                                                           of marketability and
                                                                                   risk factors   50.0% - 60.0%
-----------------------------------------------------------------------------------------------------------------

Separate Accounts' assets......    215 Third party appraisal           Capitalization rate Exit       5.4%
                                                                                 capitalization       6.4%
                                                                             rate Discount rate       7.4%

                                    11 Discounted cash flow                    Spread over U.S.
                                                                           Treasury curve Gross 256 bps - 434 bps
                                                                               domestic product    0.0% - 2.3%
                                                                           rate Discount factor    3.3% - 6.8%
-----------------------------------------------------------------------------------------------------------------

GMIB reinsurance contracts.....  6,747 Discounted cash flow              Lapse Rates Withdrawal    1.0% - 8.0%
                                                                         Rates GMIB Utilization    0.2% - 8.0%
                                                                          Rates Non-performance   0.0% - 15.0%
                                                                        risk Volatility rates -  7 bps - 21 bps
                                                                                         Equity   20.0% - 33.0%
-----------------------------------------------------------------------------------------------------------------

Liabilities:
GMWB/GWBL/(1)/................. $   61 Discounted cash flow              Lapse Rates Withdrawal    1.0% - 8.0%
                                                                       Rates Volatility rates -    0.0% - 7.0%
                                                                                         Equity   20.0% - 33.0%
-----------------------------------------------------------------------------------------------------------------

  /(1)/Excludes GMAB and GIB liabilities.

   Excluded from the tables above at December 31, 2014 and 2013, respectively, are approximately $1,045 million and $1,088 million Level 3 fair value measurements of investments for which the underlying quantitative inputs are not developed by the Company and are not readily available. The fair value measurements of these Level 3 investments comprise approximately 68.8% and 76.2% of total assets classified as Level 3 and represent only 0.7% and 0.8% of total assets measured at fair value on a recurring basis at December 31, 2014 and 2013 respectively. These investments primarily consist of certain privately placed debt securities with limited trading activity, including commercial mortgage-, residential mortgage- and asset-backed instruments, and their fair values generally reflect unadjusted prices obtained from independent valuation service providers and indicative, non-binding quotes obtained from third-party broker-dealers recognized as market participants. Significant increases or decreases in the fair value amounts received from these pricing sources may result in the Company's reporting significantly higher or lower fair value measurements for these Level 3 investments.

   Included in the tables above at December 31, 2014 and 2013, respectively, are approximately $207 million and $54 million fair value of privately placed, available-for-sale corporate debt securities classified as Level 3. The fair value of private placement securities is determined by application of a matrix pricing model or a market comparable company value technique, representing approximately 54.5% and 18.6% of the total fair value of Level 3 securities in the corporate fixed maturities asset class. The significant unobservable input to the matrix pricing model valuation technique is the spread over the industry-specific benchmark yield curve. Generally, an increase or decrease in spreads would lead to directionally inverse movement in the fair value measurements of these securities. The significant unobservable input to the market comparable company valuation technique is the discount rate. Generally, a significant increase (decrease) in the discount rate would result in significantly lower (higher) fair value measurements of these securities.

   Residential mortgage-backed securities classified as Level 3 primarily consist of non-agency paper with low trading activity. Included in the tables above at December 31, 2014 and 2013, are approximately 0.0% and 25.0%, respectively, of the total fair value of these Level 3 securities that is determined by application of a matrix pricing model and for which the spread over the U.S. Treasury curve is the most significant unobservable input to the pricing result. Generally, a change in spreads would lead to directionally inverse movement in the fair value measurements of these securities.

   Asset-backed securities classified as Level 3 primarily consist of non-agency mortgage loan trust certificates, including subprime and Alt-A paper, credit tenant loans, and equipment financings. Included in the tables above at December 31, 2014 and 2013, are approximately 9.4% and 8.4%, respectively, of the total fair value of these Level 3 securities that is determined by application of a matrix pricing model and for which the spread over the U.S. Treasury curve is the most significant unobservable input to the pricing result. Significant increases (decreases) in spreads would result in significantly lower (higher) fair value measurements.

   Other equity investments classified as Level 3 primarily consist of private venture capital fund investments of AllianceBernstein for which fair values are adjusted to reflect expected exit values as evidenced by financing and sale transactions with third parties or when consideration of other factors, such as current company performance and market conditions, is determined by management to require valuation adjustment. Significant increase (decrease) in isolation in the underlying enterprise value to revenue multiple and enterprise value to R&D investment multiple, if applicable, would result in significantly higher (lower) fair value measurement. Significant increase (decrease) in the discount rate would result in a significantly lower (higher) fair value measurement. Significant increase (decrease) in isolation in the discount factor ascribed for lack of marketability and various risk factors would result in significantly lower (higher) fair value measurement. Changes in the discount factor generally are not correlated to changes in the value multiples. Also classified as Level 3 at December 31, 2014 and 2013, respectively, are approximately $31 million and $30 million private venture capital fund-of-fund investments of AllianceBernstein for which fair value is estimated using the capital account balances provided by the partnerships. The interests in these partnerships cannot be redeemed. As of December 31, 2014 and 2013, AllianceBernstein's aggregate unfunded commitments to these investments were approximately $3 million and $10 million, respectively.

   Separate Accounts' assets classified as Level 3 in the table at December 31, 2014 and 2013, primarily consist of a private real estate fund with a fair value of approximately $234 million and $215 million, a private equity investment with a fair value of approximately $2 million and $4 million and mortgage loans with fair value of approximately $5 million and $7 million, respectively. A third party appraisal valuation technique is used to measure the fair value of the private real estate investment fund, including consideration of observable replacement cost and sales comparisons for the underlying commercial properties, as well as the results from applying a discounted cash flow approach. Significant increase (decrease) in isolation in the capitalization rate and exit capitalization rate assumptions used in the discounted cash flow approach to the appraisal value would result in a higher (lower) measure of fair value. A discounted cash flow approach is applied to determine the private equity investment for which the significant unobservable assumptions are the gross domestic product rate formula and a discount factor that takes into account various risks, including the illiquid nature of the investment. A significant increase (decrease) in the gross domestic product rate would have a directionally inverse effect on the fair value of the security. With respect to the fair value measurement of mortgage loans a discounted cash flow approach is applied, a significant increase (decrease) in the assumed spread over U.S. Treasuries would produce a lower (higher) fair value measurement. Changes in the discount rate or factor used in the valuation techniques to determine the fair values of these private equity investments and mortgage loans generally are not correlated to changes in the other significant unobservable inputs. Significant increase (decrease) in isolation in the discount rate or factor would result in significantly lower (higher) fair value measurements. The remaining Separate Accounts' investments classified as Level 3 excluded from the table consist of mortgage- and asset-backed securities with fair values of approximately $11 million and $8 million at December 31, 2014 and $3 million and $7 million at December 31, 2013, respectively. These fair value measurements are determined using substantially the same valuation techniques as earlier described above for the Company's General Account investments in these securities.

   Significant unobservable inputs with respect to the fair value measurement of the Level 3 GMIB reinsurance contract asset and the Level 3 liabilities identified in the table above are developed using Company data. Validations of unobservable inputs are performed to the extent the Company has experience. When an input is changed the model is updated and the results of each step of the model are analyzed for reasonableness.

   The significant unobservable inputs used in the fair value measurement of the Company's GMIB reinsurance contract asset are lapse rates, withdrawal rates and GMIB utilization rates. Significant increases in GMIB utilization rates or decreases in lapse or withdrawal rates in isolation would tend to increase the GMIB reinsurance contract asset.

   Fair value measurement of the GMIB reinsurance contract asset includes dynamic lapse and GMIB utilization assumptions whereby projected contractual lapses and GMIB utilization reflect the projected net amount of risks of the contract. As the net amount of risk of a contract increases, the assumed lapse rate decreases and the GMIB utilization increases. Increases in volatility would increase the asset.

   The significant unobservable inputs used in the fair value measurement of the Company's GMWB and GWBL liability are lapse rates and withdrawal rates. Significant increases in withdrawal rates or decreases in lapse rates in isolation would tend to increase these liabilities. Increases in volatility would increase these liabilities.

   The carrying values and fair values at December 31, 2014 and 2013 for financial instruments not otherwise disclosed in Notes 3 and 12 are presented in the table below. Certain financial instruments are exempt from the requirements for fair value disclosure, such as insurance liabilities other than financial guarantees and investment contracts, limited partnerships accounted for under the equity method and pension and other postretirement obligations.

                                                                                FAIR VALUE
                                                   CARRYING   ----------------------------------------------
                                                    VALUE       LEVEL 1    LEVEL 2     LEVEL 3      TOTAL
                                                 ------------ ----------- ---------- ------------ ----------

                                                                        (IN MILLIONS)
December 31, 2014:
Mortgage loans on real estate................... $      6,463 $        -- $       -- $      6,617 $    6,617
Loans to affiliates.............................        1,087          --        810          393      1,203
Policyholders liabilities: Investment contracts.        2,799          --         --        2,941      2,941
Policy loans....................................        3,408          --         --        4,406      4,406
Short-term debt.................................          200          --        212           --        212
December 31, 2013:
Mortgage loans on real estate................... $      5,684 $        -- $       -- $      5,716 $    5,716
Loans to affiliates.............................        1,088          --        800          398      1,198
Policyholders liabilities: Investment contracts.        2,435          --         --        2,523      2,523
Policy loans....................................        3,434          --         --        4,316      4,316
Long-term debt..................................          200          --        225           --        225
Loans from affiliates...........................          825          --        969           --        969

   Fair values for commercial and agricultural mortgage loans on real estate are measured by discounting future contractual cash flows to be received on the mortgage loan using interest rates at which loans with similar characteristics and credit quality would be made. The discount rate is derived from taking the appropriate U.S. Treasury rate with a like term to the remaining term of the loan and adding a spread reflective of the risk premium associated with the specific loan. Fair values for mortgage loans anticipated to be foreclosed and problem mortgage loans are limited to the fair value of the underlying collateral, if lower.

   Fair values for the Company's long-term debt are determined from quotations provided by brokers knowledgeable about these securities and internally assessed for reasonableness. The fair values of the Company's borrowing and lending arrangements with AXA affiliated entities are determined in the same manner as for such transactions with third parties, including matrix pricing models for debt securities and discounted cash flow analysis for mortgage loans.

   The fair value of policy loans is calculated by discounting expected cash flows based upon the U.S. treasury yield curve and historical loan repayment patterns.

   The fair values for the Company's association plans contracts, supplementary contracts not involving life contingencies ("SCNILC"), deferred annuities and certain annuities, which are included in Policyholder's account balances are estimated using projected cash flows discounted at rates reflecting current market rates. Significant unobservable inputs reflected in the cash flows include lapse rates and withdrawal rates. Incremental adjustments may be made to the fair value to reflect non-performance risk. Certain other products such as Access Accounts and FHLBNY funding agreements are held at book value.

8) GMDB, GMIB, GIB, GWBL AND OTHER FEATURES AND NO LAPSE GUARANTEE FEATURES

    A) Variable Annuity Contracts -- GMDB, GMIB, GIB and GWBL and Other Features

   The Company has certain variable annuity contracts with GMDB, GMIB, GIB and GWBL and other features in-force that guarantee one of the following:

      . Return of Premium: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals);

      . Ratchet: the benefit is the greatest of current account value, premiums paid (adjusted for withdrawals), or the highest account value on any anniversary up to contractually specified ages (adjusted for withdrawals);

      . Roll-Up: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals) accumulated at contractually specified interest rates up to specified ages;

      . Combo: the benefit is the greater of the ratchet benefit or the roll-up benefit, which may include either a five year or an annual reset; or

      . Withdrawal: the withdrawal is guaranteed up to a maximum amount per year for life.

   The following table summarizes the GMDB and GMIB liabilities, before reinsurance ceded, reflected in the General Account in future policy benefits and other policyholders' liabilities:

                                                GMDB     GMIB    TOTAL
                                              -------  -------  -------
                                                    (IN MILLIONS)

Balance at January 1, 2012................... $ 1,593  $ 4,130  $ 5,723
  Paid guarantee benefits....................    (288)     (77)    (365)
  Other changes in reserve...................     467      508      975
                                              -------  -------  -------
Balance at December 31, 2012.................   1,772    4,561    6,333
  Paid guarantee benefits....................    (237)    (325)    (562)
  Other changes in reserve...................      91      (33)      58
                                              -------  -------  -------
Balance at December 31, 2013.................   1,626    4,203    5,829
  Paid guarantee benefits....................    (231)    (220)    (451)
  Other changes in reserve...................     334    1,661    1,995
                                              -------  -------  -------
Balance at December 31, 2014................. $ 1,729  $ 5,644  $ 7,373
                                              =======  =======  =======

   Related GMDB reinsurance ceded amounts were:

                                                            GMDB
                                                        -------------
                                                        (IN MILLIONS)

Balance at January 1, 2012............................. $         716
  Paid guarantee benefits..............................          (127)
  Other changes in reserve.............................           255
                                                        -------------
Balance at December 31, 2012...........................           844
  Paid guarantee benefits..............................          (109)
  Other changes in reserve.............................            56
                                                        -------------
Balance at December 31, 2013...........................           791
  Paid guarantee benefits..............................          (114)
  Other changes in reserve.............................           155
                                                        -------------
Balance at December 31, 2014........................... $         832
                                                        =============

   The GMIB reinsurance contracts are considered derivatives and are reported at fair value.

   The December 31, 2014 values for variable annuity contracts in force on such date with GMDB and GMIB features are presented in the following table. For contracts with the GMDB feature, the net amount at risk in the event of death is the amount by which the GMDB benefits exceed related account values. For contracts with the GMIB feature, the net amount at risk in the event of annuitization is the amount by which the present value of the GMIB benefits exceeds related account values, taking into account the relationship between current annuity purchase rates and the GMIB guaranteed annuity purchase rates. Since variable annuity contracts with GMDB guarantees may also offer GMIB guarantees in the same contract, the GMDB and GMIB amounts listed are not mutually exclusive:

                                                RETURN OF
                                                 PREMIUM      RATCHET     ROLL-UP      COMBO        TOTAL
                                               -----------  ----------  ----------  -----------  -----------
                                                                   (DOLLARS IN MILLIONS)
GMDB:
-----
  Account values invested in:
   General Account............................ $    13,033  $      198  $       85  $       356  $    13,672
   Separate Accounts.......................... $    38,629  $    8,632  $    3,905  $    36,882  $    88,048
  Net amount at risk, gross................... $       240  $      136  $    2,176  $    12,224  $    14,776
  Net amount at risk, net of
   amounts reinsured.......................... $       240  $       90  $    1,454  $     4,758  $     6,542
  Average attained age of contractholders.....        51.0        65.0        71.0         65.9         54.8
  Percentage of contractholders over age 70...         8.7%       34.0%       55.7%        36.1%        16.1%
  Range of contractually specified
   interest rates.............................         N/A         N/A      3% - 6%    3% - 6.5%    3% - 6.5%

                                              RETURN OF
                                               PREMIUM  RATCHET   ROLL-UP      COMBO       TOTAL
                                              --------- ------- ----------  ----------  ----------
                                                              (DOLLARS IN MILLIONS)
GMIB:
-----
  Account values invested in:
   General Account...........................       N/A     N/A $      406  $      365  $      771
   Separate Accounts.........................       N/A     N/A $   12,271  $   45,813  $   58,084
  Net amount at risk, gross..................       N/A     N/A $    1,126  $    4,246  $    5,372
  Net amount at risk, net of
   amounts reinsured.........................       N/A     N/A $      342  $    1,045  $    1,387
  Weighted average years remaining
   until annuitization.......................       N/A     N/A        1.0         2.7         2.6
  Range of contractually specified
   interest rates............................       N/A     N/A     3% - 6%   3% - 6.5%   3% - 6.5%

   The liability for SCS, SIO, MSO and IUL indexed features and the GIB and GWBL and other features, not included above, was $508 million and $346 million at December 31, 2014 and 2013, respectively, which are accounted for as embedded derivatives. The liability for GIB, GWBL and other features reflects the present value of expected future payments (benefits) less the fees attributable to these features over a range of market consistent economic scenarios. The liability for SCS, SIO, MSO and IUL reflects the present value of expected future payments assuming the segments are held to maturity.

   The Company continues to proactively manage the risks associated with its in-force business, particularly variable annuities with guarantee features. For example, in third quarter 2014, the Company's program to purchase from certain policyholders the GMDB and GMIB riders contained in their Accumulator(R) contracts expired. The Company believes that this program was mutually beneficial to both the Company and policyholders, who no longer needed or wanted the GMDB and GMIB rider. As a result of this program, the Company is assuming a change in the short term behavior of remaining policyholders, as those who did not accept are assumed to be less likely to surrender their contract over the short term.

   Due to the differences in accounting recognition between the fair value of the reinsurance contract asset, the gross reserves and DAC, the net impact of the buyback was a $29 million and $20 million decrease to Net earnings in 2014 and 2013 respectively. For additional information, see "Accounting for Variable Annuities with GMDB and GMIB Features" in Note 2.

    B) Separate Account Investments by Investment Category Underlying GMDB and GMIB Features

   The total account values of variable annuity contracts with GMDB and GMIB features include amounts allocated to the guaranteed interest option, which is part of the General Account and variable investment options that invest through Separate Accounts in variable insurance trusts. The following table presents the aggregate fair value of assets, by major investment category, held by Separate Accounts that support variable annuity contracts with GMDB and GMIB benefits and guarantees. The investment performance of the assets impacts the related account values and, consequently, the net amount of risk associated with the GMDB and GMIB benefits and guarantees. Since variable annuity contracts with GMDB benefits and guarantees may also offer GMIB benefits and guarantees in each contract, the GMDB and GMIB amounts listed are not mutually exclusive:

              INVESTMENT IN VARIABLE INSURANCE TRUST MUTUAL FUNDS

                                                  DECEMBER 31,
                                              ---------------------
                                                 2014       2013
                                              ---------- ----------
                                                  (IN MILLIONS)
GMDB:
-----
Equity....................................... $   67,108 $   64,035
Fixed income.................................      3,031      3,330
Balanced.....................................     17,505     19,237
Other........................................        404        496
                                              ---------- ----------
Total........................................ $   88,048 $   87,098
                                              ========== ==========

GMIB:
-----
Equity....................................... $   43,850 $   41,603
Fixed income.................................      1,988      2,208
Balanced.....................................     12,060     13,401
Other........................................        186        246
                                              ---------- ----------
Total........................................ $   58,084 $   57,458
                                              ========== ==========

    C) Hedging Programs for GMDB, GMIB, GIB and GWBL and Other Features

   Beginning in 2003, AXA Equitable established a program intended to hedge certain risks associated first with the GMDB feature and, beginning in 2004, with the GMIB feature of the Accumulator(R) series of variable annuity products. The program has also been extended to cover other guaranteed benefits as they have been made available. This program utilizes derivative contracts, such as exchange-traded equity, currency and interest rate futures contracts, total return and/or equity swaps, interest rate swap and floor contracts, swaptions, variance swaps as well as equity options, that collectively are managed in an effort to reduce the economic impact of unfavorable changes in guaranteed benefits' exposures attributable to movements in the equity and fixed income markets. At the present time, this program hedges certain economic risks on products sold from 2001 forward, to the extent such risks are not reinsured. At December 31, 2014, the total account value and net amount at risk of the hedged variable annuity contracts were $51,411 million and $5,408 million, respectively, with the GMDB feature and $35,717 million and $1,188 million, respectively, with the GMIB and GIB feature.

   These programs do not qualify for hedge accounting treatment. Therefore, gains (losses) on the derivatives contracts used in these programs, including current period changes in fair value, are recognized in net investment income (loss) in the period in which they occur, and may contribute to earnings (loss) volatility.

    D) Variable and Interest-Sensitive Life Insurance Policies - No Lapse Guarantee

   The no lapse guarantee feature contained in variable and interest-sensitive life insurance policies keeps them in force in situations where the policy value is not sufficient to cover monthly charges then due. The no lapse guarantee remains in effect so long as the policy meets a contractually specified premium funding test and certain other requirements.

   The following table summarizes the no lapse guarantee liabilities reflected in the General Account in Future policy benefits and other policyholders' liabilities, and the related reinsurance ceded.

                                                               REINSURANCE
                                              DIRECT LIABILITY    CEDED        NET
                                              ---------------- -----------  ----------
                                                           (IN MILLIONS)

Balance at January 1, 2012................... $            470        (262) $      208
  Other changes in reserves..................               86         (48)         38
                                              ---------------- -----------  ----------
Balance at December 31, 2012.................              556        (310)        246
  Other changes in reserves..................              273        (131)        142
                                              ---------------- -----------  ----------
Balance at December 31, 2013.................              829        (441)        388
  Other changes in reserves..................              135        (114)         21
                                              ---------------- -----------  ----------
Balance at December 31, 2014................. $            964 $      (555) $      409
                                              ================ ===========  ==========

9) REINSURANCE AGREEMENTS

   The Company assumes and cedes reinsurance with other insurance companies. The Company evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability.

   The Company reinsures most of its new variable life, UL and term life policies on an excess of retention basis. The Insurance Group maintains a maximum retention on each single-life policy of $25 million and on each second-to-die policy of $30 million with the excess 100% reinsured. The Company also reinsures the entire risk on certain substandard underwriting risks and in certain other cases.

   At December 31, 2014, the Company had reinsured with non-affiliates and affiliates in the aggregate approximately 4.9% and 50.7%, respectively, of its current exposure to the GMDB obligation on annuity contracts in-force and, subject to certain maximum amounts or caps in any one period, approximately 22.2% and 51.9%, respectively, of its current liability exposure resulting from the GMIB feature. See Note 8.

   Based on management's estimates of future contract cash flows and experience, the fair values of the GMIB reinsurance contracts, considered derivatives at December 31, 2014 and 2013 were $10,711 million and $6,747 million, respectively. The increases (decreases) in fair value were $3,964 million, $(4,297) million and $497 million for 2014, 2013 and
    2012, respectively.

   At December 31, 2014 and 2013, respectively, third-party reinsurance recoverables related to insurance contracts amounted to $2,367 million and $2,379 million, of which $2,069 million and $2,073 million related to three specific reinsurers, which were Zurich Insurance Company Ltd.

   (AA - rating), Paul Revere Life Insurance Company (A rating) and Connecticut General Life Insurance Company (A+ rating). At December 31, 2014 and 2013, affiliated reinsurance recoverables related to insurance contracts amounted to $1,684 million and $1,555 million, respectively. A contingent liability exists with respect to reinsurance should the reinsurers be unable to meet their obligations. The Insurance Group evaluates the financial condition of its reinsurers in an effort to minimize its exposure to significant losses from reinsurer insolvencies.

   Reinsurance payables related to insurance contracts totaling $72 million and $70 million are included in other liabilities in the consolidated balance sheets at December 31, 2014 and 2013, respectively.

   The Insurance Group cedes substantially all of its group life and health business to a third party insurer. Insurance liabilities ceded totaled $110 million and $143 million at December 31, 2014 and 2013, respectively.

   The Insurance Group also cedes a portion of its extended term insurance and paid-up life insurance and substantially all of its individual disability income business through various coinsurance agreements.

   The Insurance Group has also assumed accident, health, annuity, aviation and space risks by participating in or reinsuring various reinsurance pools and arrangements. In addition to the sale of insurance products, the Insurance Group currently acts as a professional retrocessionaire by assuming life reinsurance from professional reinsurers. Reinsurance assumed reserves at December 31, 2014 and 2013 were $757 million and $709 million, respectively.

   The following table summarizes the effect of reinsurance:

                                                         2014    2013    2012
                                                        ------  ------  ------
                                                             (IN MILLIONS)

Direct premiums........................................ $  844  $  848  $  873
Reinsurance assumed....................................    211     213     219
Reinsurance ceded......................................   (541)   (565)   (578)
                                                        ------  ------  ------
Premiums............................................... $  514  $  496  $  514
                                                        ======  ======  ======
Universal Life and Investment-type Product Policy Fee
  Income Ceded......................................... $  270  $  247  $  234
                                                        ======  ======  ======
Policyholders' Benefits Ceded.......................... $  726  $  703  $  667
                                                        ======  ======  ======

   Individual Disability Income and Major Medical

   Claim reserves and associated liabilities net of reinsurance ceded for individual DI and major medical policies were $78 million and $79 million at December 31, 2014 and 2013, respectively. At December 31, 2014 and 2013, respectively, $1,714 million and $1,687 million of DI reserves and associated liabilities were ceded through indemnity reinsurance agreements with a singular reinsurance group, rated AA-. Net incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies are summarized below:

                                                          2014     2013     2012
                                                        --------- ------- ---------
                                                               (IN MILLIONS)

Incurred benefits related to current year.............. $      14 $    15 $      16
Incurred benefits related to prior years...............        16      10        14
                                                        --------- ------- ---------
Total Incurred Benefits................................ $      30 $    25 $      30
                                                        ========= ======= =========
Benefits paid related to current year.................. $      20 $    19 $      21
Benefits paid related to prior years...................        11      13        16
                                                        --------- ------- ---------
Total Benefits Paid.................................... $      31 $    32 $      37
                                                        ========= ======= =========

10)SHORT-TERM AND LONG-TERM DEBT

   Short-term and long-term debt consists of the following:

                                               DECEMBER 31,
                                              ---------------
                                               2014    2013
                                              ------- -------
                                               (IN MILLIONS)
Short-term debt:
AllianceBernstein:
  Commercial paper (with interest rates of
   0.3% and 0.3%)............................ $   489 $   268
AXA Equitable:
  Surplus Notes, 7.7%, due 2015..............     200      --
                                              ------- -------
Total short-term debt........................     689     268
                                              ------- -------
Long-term debt:
AXA Equitable:
  Surplus Notes, 7.7%, due 2015..............      --     200
                                              ------- -------
Total long-term debt.........................      --     200
                                              ------- -------
Total short-term and long-term debt..........     689     468
                                              ======= =======

   Short-term Debt

   AllianceBernstein has a $1,000 million committed, unsecured senior revolving credit facility ("AB Credit Facility") with a group of commercial banks and other lenders. The AB Credit Facility provides for possible increases in the principal amount by up to an aggregate incremental amount of $250 million, any such increase being subject to the consent of the affected lenders. The AB Credit Facility is available for AllianceBernstein's and SCB LLC's business purposes, including the support of AllianceBernstein's $1,000 million commercial paper program. Both AllianceBernstein and SCB LLC can draw directly under the AB Credit Facility and management may draw on the AB Credit Facility from time to time. AllianceBernstein has agreed to guarantee the obligations of SCB LLC under the AB Credit Facility.

   The AB Credit Facility contains affirmative, negative and financial covenants, which are customary for facilities of this type, including, among other things, restrictions on dispositions of assets, restrictions on liens, a minimum interest coverage ratio and a maximum leverage ratio. As of December 31, 2014, AllianceBernstein and SCB LLC were in compliance with these covenants. The AB Credit Facility also includes customary events of default (with customary grace periods, as applicable), including provisions under which, upon the occurrence of an event of default, all outstanding loans may be accelerated and/or lender's commitments may be terminated. Also, under such provisions, upon the occurrence of certain insolvency- or bankruptcy-related events of default, all amounts payable under the AB Credit Facility automatically would become immediately due and payable, and the lender's commitments automatically would terminate.

   On October 22, 2014, as part of an amendment and restatement, the maturity date of the AB Credit Facility was extended from January 17, 2017 to October 22, 2019. There were no other significant changes included in the amendment.

   As of December 31, 2014 and 2013, AllianceBernstein and SCB LLC had no amounts outstanding under the AB Credit Facility. During 2014 and 2013, AllianceBernstein and SCB LLC did not draw upon the Credit Facility.

   In addition, SCB LLC has five uncommitted lines of credit with four financial institutions. Two of these lines of credit permit SCB LLC to borrow up to an aggregate of approximately $200 million, with AllianceBernstein named as an additional borrower, while three lines have no stated limit. As of December 31, 2014 and 2013, SCB LLC had no bank loans outstanding.

   Long-term Debt

   At December 31, 2014, the Company did not have any long-term debt outstanding.

11)RELATED PARTY TRANSACTIONS

   Loans to Affiliates

   In September 2007, AXA issued a $650 million 5.4% Senior Unsecured Note to AXA Equitable. The note pays interest semi-annually and was scheduled to mature on September 30, 2012. In March 2011, the maturity date of the note was extended to December 30, 2020 and the interest rate was increased to 5.7%.

   In June 2009, AXA Equitable sold real estate property valued at $1,100 million to a non-insurance subsidiary of AXA Financial in exchange for $700 million in cash and $400 million in 8.0% ten year term mortgage notes on the property reported in Loans to affiliates in the consolidated balance sheets. In November 2014, this loan was refinanced and a new $382 million, seven year term loan with an interest rate of 4.0% was issued.

   In third quarter 2013, AXA Equitable purchased, at fair value, AXA Arizona's $50 million note receivable from AXA for $56 million. This note pays interest semi-annually at an interest rate of 5.4% and matures on December 15, 2020.

   Loans from Affiliates

   In 2005, AXA Equitable issued a surplus note to AXA Financial in the amount of $325 million with an interest rate of 6.0% and was scheduled to mature on December 1, 2035. In December 2014, AXA Equitable repaid this note at par value plus interest accrued of $1 million to AXA Financial.

   In December 2008, AXA Equitable issued a $500 million callable 7.1% surplus note to AXA Financial. The note pays interest semi-annually and was scheduled to mature on December 1, 2018. In June 2014, AXA Equitable repaid this note at par value plus interest accrued of $3 million to AXA Financial.

   Other Transactions

   In third quarter 2013, AXA Equitable purchased, at fair value, MONY Life Insurance Company's ("MONY Life"), equity interest in limited partnerships for $53 million and MONY Life's CMBS portfolio for $31 million. MONY Life was a subsidiary of AXA Financial through October 1, 2013.

   In October 2012, AXA Equitable sold its 50% interest in a real estate joint venture supporting the Wind-up Annuities line of business to 1285 Holdings, LLC, a non-insurance subsidiary of AXA Financial in exchange for $402 million in cash. The $195 million after-tax excess of the real estate joint venture's fair value over its carrying value has been accounted for as a capital contribution to AXA Equitable. In connection with this sale, the Company recognized a $226 million pre-tax premium deficiency reserve related to the Wind-up Annuities line of business.

   In August 2012, the Company purchased agricultural mortgage loans from MONY Life and MONY Life Insurance Company of America ("MLOA"), a subsidiary of AXA Financial, for a purchase price of $109 million.

   The Company reimburses AXA Financial for expenses relating to the Excess Retirement Plan, Supplemental Executive Retirement Plan and certain other employee benefit plans that provide participants with medical, life insurance, and deferred compensation benefits. Such reimbursement was based on the cost to AXA Financial of the benefits provided which totaled $29 million, $40 million and $37 million, respectively, for 2014, 2013 and 2012.

   In 2014, 2013 and 2012, respectively, the Company paid AXA Distribution and its subsidiaries $616 million, $621 million and $684 million of commissions and fees for sales of insurance products. The Company charged AXA Distribution's subsidiaries $325 million, $345 million and $399 million, respectively, for their applicable share of operating expenses in 2014, 2013 and 2012, pursuant to the Agreements for Services.

   The Company has implemented capital management actions to mitigate statutory reserve strain for certain level term and UL policies with secondary guarantees and GMDB and GMIB riders on the Accumulator(R) products sold on or after January 1, 2006 and in-force at September 30, 2008 through reinsurance transactions with AXA RE Arizona Company ("AXA Arizona"), a wholly-owned subsidiary of AXA Financial.

   The Company currently reinsures to AXA Arizona, a 100% quota share of all liabilities for variable annuities with enhanced GMDB and GMIB riders issued on or after January 1, 2006 and in-force on September 30, 2008. AXA Arizona also reinsures a 90% quota share of level premium term insurance issued by AXA Equitable on or after March 1, 2003 through December 31, 2008 and lapse protection riders under UL insurance policies issued by AXA Equitable on or after June 1, 2003 through June 30, 2007. The reinsurance arrangements with AXA Arizona provide important capital management benefits to AXA Equitable. At December 31, 2014 and 2013, the Company's GMIB reinsurance asset with AXA Arizona had carrying values of $8,560 million and $5,388 million, respectively, and is reported in Guaranteed minimum income benefit reinsurance asset, at fair value in the consolidated balance sheets. Ceded premiums in 2014, 2013 and 2012 related to the UL and no lapse guarantee riders totaled approximately $453 million, $474 million and $484 million, respectively. Ceded claims paid in 2014, 2013 and 2012 were $83 million, $70 million and $68 million, respectively.

   AXA Equitable receives statutory reserve credits for reinsurance treaties with AXA Arizona to the extent that AXA Arizona holds assets in an irrevocable trust (the "Trust") ($8,794 million at December 31, 2014) and/or letters of credit ($3,005 million at December 31, 2014). These letters of credit are guaranteed by AXA. Under the reinsurance transactions, AXA Arizona is permitted to transfer assets from the Trust under certain circumstances. The level of statutory reserves held by AXA Arizona fluctuate based on market movements, mortality experience and policyholder behavior. Increasing reserve requirements may necessitate that additional assets be placed in trust and/or securing additional letters of credit, which could adversely impact AXA Arizona's liquidity.

   Various AXA affiliates, including AXA Equitable, cede a portion of their life, health and catastrophe insurance business through reinsurance agreements to AXA Global Life beginning in 2010 (and AXA Cessions in 2009 and prior), AXA affiliated reinsurers. AXA Global Life, in turn, retrocedes a quota share portion of these risks prior to 2008 to AXA Equitable on a one-year term basis.

   AXA Life Insurance Company Ltd (Japan), an AXA subsidiary, cedes a portion of their annuity business to AXA Equitable.

   Various AXA Financial affiliates cede a portion of their life business through excess of retention treaties to AXA Equitable on a yearly renewal term basis.

   Premiums earned from the above mentioned affiliated reinsurance transactions in 2014, 2013 and 2012 totaled approximately $22 million, $21 million and $21 million, respectively. Claims and expenses paid in 2014, 2013 and 2012 were $10 million, $10 million and $13 million, respectively.

   AXA Equitable provides personnel services, employee benefits, facilities, supplies and equipment under service agreements with certain AXA Financial subsidiaries and affiliates to conduct their business. The associated costs related to the service agreement are allocated based on methods that management believes are reasonable, including a review of the nature of such costs and activities performed to support each company. As a result of such allocations, AXA Equitable was reimbursed $75 million, $148 million and $135 million for 2014, 2013 and 2012, respectively.

   Both AXA Equitable and AllianceBernstein, along with other AXA affiliates, participate in certain intercompany cost sharing and service agreements including technology and professional development arrangements. AXA Equitable and AllianceBernstein incurred expenses under such agreements of approximately $173 million, $165 million and $161 million in 2014, 2013 and 2012, respectively. Expense reimbursements by AXA and AXA affiliates to AXA Equitable under such agreements totaled approximately $15 million, $24 million and $26 million in 2014, 2013 and 2012, respectively. The net receivable (payable) related to these contracts was approximately $3 million and $(8) million at December 31, 2014 and 2013, respectively.

   Commissions, fees and other income includes certain revenues for services provided to mutual funds managed by AllianceBernstein. These revenues are described below:

                                                2014      2013      2012
                                              --------- --------- ---------
                                                      (IN MILLIONS)

Investment advisory and services fees........ $   1,062 $   1,010 $     879
Distribution revenues........................       433       455       408
Other revenues -- shareholder servicing fees.        91        91        89
Other revenues -- other......................         6         6         5

12)EMPLOYEE BENEFIT PLANS

   PENSION PLANS

   AXA Equitable sponsors a qualified defined benefit pension plan covering its eligible employees (including certain qualified part-time employees), managers and financial professionals. This pension plan is non-contributory and its benefits are generally based on a cash balance formula and/or, for certain participants, years of service and average earnings over a specified period in the plan. AXA Equitable also sponsors a non-qualified defined benefit pension plan.

   AXA Equitable announced in the third quarter of 2013 that benefit accruals under its qualified and non-qualified defined benefit pension plans would be discontinued after December 31, 2013. This plan curtailment resulted in a decrease in the Projected Benefit Obligation ("PBO") of approximately $29 million, which was offset against existing deferred losses in AOCI, and recognition of a $3 million curtailment loss from accelerated recognition of existing prior service costs accumulated in OCI. A new company contribution was added to the 401(k) Plan effective January 1, 2014, in addition to the existing discretionary profit sharing contribution. AXA Equitable also provides an excess 401(k) contribution for eligible compensation over the qualified plan compensation limits under a nonqualified deferred compensation plan.

   AllianceBernstein maintains a qualified, non-contributory, defined benefit retirement plan covering current and former employees who were employed by AllianceBernstein in the United States prior to October 2, 2000. AllianceBernstein's benefits are based on years of credited service and average final base salary. The Company uses a December 31 measurement date for its pension plans.

   For 2014, no cash contributions were made by AXA Equitable to its qualified pension plan. AllianceBernstein made a $6 million cash contribution to its qualified pension plan in 2014. The funding policy of the Company for its qualified pension plans is to satisfy its funding obligations each year in an amount not less than the minimum required by the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended by the Pension Protection Act of 2006 (the "Pension Act"), and not greater than the maximum it can deduct for Federal income tax purposes. Based on the funded status of the plans at December 31, 2014, no minimum contribution is required to be made in 2015 under ERISA, as amended by the Pension Act, but management is currently evaluating if it will make contributions during 2015. AllianceBernstein currently does not plan to make a contribution to its pension plan during 2015.

   Components of net periodic pension expense for the Company's qualified plans were as follows:

                                                    2014     2013     2012
                                                   ------  -------  -------
                                                         (IN MILLIONS)
Service cost...................................... $    9  $    40  $    40
Interest cost.....................................    107       99      109
Expected return on assets.........................   (155)    (155)    (146)
Actuarial (gain) loss.............................      1        1        1
Net amortization..................................    111      155      164
Curtailment.......................................     --        3       --
                                                   ------  -------  -------
Net Periodic Pension Expense...................... $   73  $   143  $   168
                                                   ======  =======  =======

   Changes in the PBO of the Company's qualified plans were comprised of:

                                                              DECEMBER 31,
                                                           ------------------
                                                             2014      2013
                                                           --------  --------
                                                              (IN MILLIONS)
Projected benefit obligation, beginning of year........... $  2,463  $  2,797
Service cost..............................................       --        32
Interest cost.............................................      107        99
Actuarial (gains) losses..................................      264      (260)
Benefits paid.............................................     (177)     (176)
Plan amendments and curtailments..........................       --       (29)
                                                           --------  --------
Projected Benefit Obligation, End of Year................. $  2,657  $  2,463
                                                           ========  ========

   The following table discloses the change in plan assets and the funded status of the Company's qualified pension plans:

                                                              DECEMBER 31,
                                                           ------------------
                                                             2014      2013
                                                           --------  --------
                                                              (IN MILLIONS)
Pension plan assets at fair value, beginning of year...... $  2,401  $  2,396
Actual return on plan assets..............................      250       180
Contributions.............................................        6         4
Benefits paid and fees....................................     (184)     (179)
                                                           --------  --------
Pension plan assets at fair value, end of year............    2,473     2,401
PBO.......................................................    2,657     2,463
                                                           --------  --------
Excess of PBO Over Pension Plan Assets.................... $   (184) $    (62)
                                                           ========  ========

   Amounts recognized in the accompanying consolidated balance sheets to reflect the funded status of these plans were accrued pension costs of $184 million and $62 million at December 31, 2014 and 2013, respectively. The aggregate PBO and fair value of pension plan assets for plans with PBOs in excess of those assets were $2,657 million and $2,473 million, respectively, at December 31, 2014 and $2,463 million and $2,401 million, respectively, at December 31, 2013. The aggregate accumulated benefit obligation and fair value of pension plan assets for pension plans with accumulated benefit obligations in excess of those assets were $2,657 million and $2,473 million, respectively, at

   December 31, 2014 and $2,463 million and $2,401 million, respectively, at December 31, 2013. The accumulated benefit obligation for all defined benefit pension plans was $2,657 million and $2,463 million at December 31, 2014 and 2013, respectively.

   The following table discloses the amounts included in AOCI at December 31, 2014 and 2013 that have not yet been recognized as components of net periodic pension cost:

                                                          DECEMBER 31,
                                                        -----------------
                                                          2014     2013
                                                        -------- --------
                                                          (IN MILLIONS)

Unrecognized net actuarial (gain) loss................. $  1,144 $  1,181
                                                        -------- --------
  Total................................................ $  1,144 $  1,181
                                                        ======== ========

   The estimated net actuarial (gain) loss and prior service cost (credit) expected to be reclassified from AOCI and recognized as components of net periodic pension cost over the next year are $120 million and
    $0 million, respectively.

   The following table discloses the allocation of the fair value of total plan assets for the qualified pension plans of the Company at December 31, 2014 and 2013:

                                                        DECEMBER 31,
                                                        ------------
                                                         2014   2013
                                                        -----  -----
                                                        (IN MILLIONS)

Fixed Maturities.......................................  49.4%  49.0%
Equity Securities......................................  38.8   39.1
Equity real estate.....................................   9.8    9.3
Cash and short-term investments........................   1.3    1.9
Other..................................................   0.7    0.7
                                                        -----  -----
  Total................................................ 100.0% 100.0%
                                                        =====  =====

   The primary investment objective of the qualified pension plan of AXA Equitable is to maximize return on assets, giving consideration to prudent risk. Guidelines regarding the allocation of plan assets for AXA Equitable's qualified pension plan are established by the Investment Committee established by the funded benefit plans of AXA Equitable and are designed with a long-term investment horizon. In the first quarter of 2014, AXA Equitable's qualified pension plan discontinued its equity-hedging program at maturity of the underlying positions and modified the investment allocation strategy to target a 50%-50% mix of long-duration bonds and "return-seeking" assets, the latter to include investments in hedge funds and real estate and a 50% allocation to public equities. Plan assets were managed during 2014 to achieve the targeted 50%-50% mix at December 31, 2014 with public equities and real estate comprising return-seeking assets and an expectation for initial investments in hedge funds to begin in 2015.

   The following tables disclose the fair values of plan assets and their level of observability within the fair value hierarchy for the qualified pension plans of the Company at December 31, 2014 and 2013, respectively.

                                              LEVEL 1 LEVEL 2  LEVEL 3   TOTAL
DECEMBER 31, 2014:                            ------- -------- ------- ---------
ASSET CATEGORIES                                        (IN MILLIONS)
Fixed Maturities:
  Corporate.................................. $    -- $    833 $    -- $     833
  U.S. Treasury, government and agency.......      --      358      --       358
  States and political subdivisions..........      --       18      --        18
  Other structured debt......................      --        9       3        12
Common and preferred equity..................     743      177      --       920
Mutual funds.................................      46       --      --        46
Private real estate investment funds.........      --       --       1         1
Private real estate investment trusts........      --       10     242       252
Cash and cash equivalents....................      13       --      --        13
Short-term investments.......................      --       20      --        20
                                              ------- -------- ------- ---------
   Total..................................... $   802 $  1,425 $   246 $   2,473
                                              ======= ======== ======= =========


                                              Level 1  Level 2  Level 3   Total
December 31, 2013:                            ------- --------- ------- ---------
Asset Categories                                         (In Millions)
Fixed Maturities:
  Corporate.................................. $    -- $     801 $    -- $     801
  U.S. Treasury, government and agency.......      --       343      --       343
  States and political subdivisions..........      --        16      --        16
  Other structured debt......................      --         6       4        10
Common and preferred equity..................     716       191      --       907
Mutual funds.................................      44        --      --        44
Private real estate investment funds.........      --        --       2         2
Private real estate investment trusts........      --        11     220       231
Cash and cash equivalents....................       1        --      --         1
Short-term investments.......................      23        23      --        46
                                              ------- --------- ------- ---------
   Total..................................... $   784 $   1,391 $   226 $   2,401
                                              ======= ========= ======= =========

   At December 31, 2014, assets classified as Level 1, Level 2, and Level 3 comprise approximately 32.4%, 57.6% and 10.0%, respectively, of qualified pension plan assets. At December 31, 2013, assets classified as Level 1, Level 2 and Level 3 comprised approximately 32.7%, 57.9% and 9.4%, respectively, of qualified pension plan assets. See Note 2 for a description of the fair value hierarchy. The fair values of qualified pension plan assets are measured and ascribed to levels within the fair value hierarchy in a manner consistent with the invested assets of the Company that are measured at fair value on a recurring basis. Except for an investment of approximately $1 million in a private REIT through a pooled separate account, there are no significant concentrations of credit risk arising within or across categories of qualified pension plan assets.

   The table below presents a reconciliation for all Level 3 qualified pension plan assets at December 31, 2014 and 2013, respectively.

                                                          PRIVATE
                                                        REAL ESTATE   PRIVATE
                                          FIXED         INVESTMENT   INVESTMENT  COMMON
                                     MATURITIES/(1)/       FUNDS       TRUSTS    EQUITY     TOTAL
                                    -----------------  ------------  ---------- --------  --------
                                                             (IN MILLIONS)
Balance at January 1, 2014......... $               4  $          2  $      220 $     --  $    226
Actual return on plan assets:
  Relating to assets still held at
   December 31, 2014...............                --            --          22       --        22
  Purchases/issues.................                --            --          --       --        --
  Sales/settlements................                --            (1)         --       (1)       (2)
  Transfers into/out of Level 3....                --            --          --       --        --
                                    -----------------  ------------  ---------- --------  --------
Balance at December 31, 2014....... $               4  $          1  $      242 $     (1) $    246
                                    =================  ============  ========== ========  ========

Balance at January 1, 2013......... $               5  $          3  $      197 $     --  $    205
Actual return on plan assets:
  Relating to assets still held at
   December 31, 2013...............                --            --          23       --        23
  Transfers into/out of Level 3....                (1)           (1)         --       --        (2)
                                    -----------------  ------------  ---------- --------  --------
Balance at December 31, 2013....... $               4  $          2  $      220 $     --  $    226
                                    =================  ============  ========== ========  ========

  /(1)/Includes commercial mortgage- and asset-backed securities and other structured debt.

   The discount rate assumptions used by AXA Equitable to measure the benefits obligations and related net periodic cost of its qualified pension plans reflect the rates at which those benefits could be effectively settled. Projected nominal cash outflows to fund expected annual benefits payments under AXA Equitable's qualified pension plan was discounted using a published high-quality bond yield curve. The discount rate used to measure the benefit obligation at December 31, 2014 and 2013 represents the level equivalent spot discount rate that produces the same aggregate present value measure of the total benefit obligation as the aforementioned discounted cash flow analysis.

   In 2014, AXA Equitable modified its practice for calculating the discount rate used to measure and report its defined benefit obligations primarily to change the reference high-quality bond yield curve from the Citigroup-AA curve to the Citigroup Above-Median-AA curve and to incorporate other refinements adding incremental precision to the calculation. These changes increased the resulting discount rate by 10 bps at December 31, 2014, thereby reducing the PBO of AXA Equitable's qualified pension plan and the related charge to equity to adjust the funded status of the plan by $25 million. Had the modifications and refinements to the discount rate calculation been applied at December 31, 2013, the discount rate and measurement of the funded status of the plan would not have changed from what was previously reported.

   In 2014, the Society of Actuaries ("SOA") finalized new mortality tables and a new mortality improvement scale, reflecting improved life expectancies and an expectation that trend will continue. AXA Equitable considered this new data and determined that mortality experience of the AXA Qualified Plan as well as other relevant demographics supported its retention of the existing SOA mortality tables combined with the use of a more robust improvements scale. Adoption of that modification, including projection of assumed mortality on a full generational approach, increased the December 31, 2014 unfunded PBO of AXA Equitable's qualified pension plan and the related pre-tax charge to shareholders' equity attributable to AXA Equitable by approximately $54 million.

   The following table discloses the weighted-average assumptions used to measure the Company's pension benefit obligations and net periodic pension cost at and for the years ended December 31, 2014 and 2013.

                                                                        2014    2013
                                                                       ------- -------
Discount rates:
  Benefit obligation..................................................   3.60%   4.50%
  Periodic cost.......................................................   3.60%   4.50%
Rates of compensation increase:
  Benefit obligation and periodic cost................................   6.00%   6.00%
Expected long-term rates of return on pension plan assets
  (periodic cost).....................................................   6.75%   6.75%

   The expected long-term rate of return assumption on plan assets is based upon the target asset allocation of the plan portfolio and is determined using forward-looking assumptions in the context of historical returns and volatilities for each asset class.

   Prior to 1987, participants' benefits under AXA Equitable's qualified plan were funded through the purchase of non-participating annuity contracts from AXA Equitable. Benefit payments under these contracts were approximately $10 million, $10 million and $12 million for 2014, 2013 and 2012, respectively.

   The following table provides an estimate of future benefits expected to be paid in each of the next five years, beginning January 1, 2015, and in the aggregate for the five years thereafter. These estimates are based on the same assumptions used to measure the respective benefit obligations at December 31, 2014 and include benefits attributable to estimated future employee service.

                                                                PENSION
                                                               BENEFITS
                                                             -------------
                                                             (IN MILLIONS)

2015........................................................ $         188
2016........................................................           194
2017........................................................           189
2018........................................................           186
2019........................................................           182
Years 2020-2024.............................................           841

   AXA FINANCIAL ASSUMPTION

   Since December 31, 1999, AXA Financial has legally assumed primary liability from AXA Equitable for all current and future liabilities of AXA Equitable under certain employee benefit plans that provide participants with medical, life insurance, and deferred compensation benefits; AXA Equitable remains secondarily liable. AXA Equitable reimburses AXA Financial, Inc. for costs associated with these plans, as described in Note 11.

13)SHARE-BASED AND OTHER COMPENSATION PROGRAMS

   AXA and AXA Financial sponsor various share-based compensation plans for eligible employees and financial professionals of AXA Financial and its subsidiaries, including the Company. AllianceBernstein also sponsors its own unit option plans for certain of its employees.

   Compensations costs for 2014, 2013 and 2012 for share-based payment arrangements as further described herein are as follows:

                                                2014     2013      2012
                                              -------- --------  --------
                                                     (IN MILLIONS)
Performance Unit/Shares...................... $     10 $     43  $     24
Stock Options................................        1        2         3
AXA Shareplan................................       10       13        18
AXA Miles....................................       --       --         1
AllianceBernstein Stock Options..............       --       (4)        1
AllianceBernstein Restricted Units...........      171      286       148
                                              -------- --------  --------
Total Compensation Expenses.................. $    192 $    340  $    195
                                              ======== ========  ========

   U.S. employees are granted AXA ordinary share options under the Stock Option Plan for AXA Financial Employees and Associates (the "Stock Option Plan") and are granted AXA performance units under the AXA Performance Unit Plan (the "Performance Unit Plan"). In 2014, they were granted performance shares under the AXA International Performance Share Plan 2014 (the "Performance Share Plan").

   Performance Units and Performance Shares

   2014 GRANT. On March 24, 2014, under the terms of the Performance Share Plan, AXA awarded approximately 2 million unearned performance shares to employees of AXA Equitable. The extent to which 2014-2016 cumulative performance targets measuring the performance of AXA and the insurance related businesses of AXA Financial Group are achieved will determine the number of performance shares earned, which may vary in linear formula between 0% and 130% of the number of performance shares at stake. The first tranche of the performance shares earned during this performance period will vest and be settled on the third anniversary of the award date, and the second tranche of the performance shares earned will vest and be settled on the fourth anniversary of the award date. The plan will settle in shares to all participants. In 2014, the expense associated with the March 24, 2014 grant of performance shares was approximately $9 million.

   SETTLEMENT OF 2011 GRANT IN 2014. On April 3, 2014, cash distributions of approximately $26 million were made to active and former AXA Equitable employees in settlement of 986,580 performance units earned under the terms of the AXA Performance Unit Plan 2011.

   2013 GRANT. On March 22, 2013, under the terms of the Performance Share Plan, AXA awarded approximately 2.2 million unearned performance shares to employees of AXA Equitable. The extent to which 2013-2014 cumulative performance targets measuring the performance of AXA and the insurance related businesses of AXA Financial Group are achieved will determine the number of performance shares earned, which may vary in linear formula between 0% and 130% of the number of performance shares at stake. The performance shares earned during this performance period will vest and be settled on the third anniversary of the award date. The plan will settle in shares to all participants. In 2014 and 2013, the expense associated with the March 22, 2013 grant of performance shares was approximately $2 million and $11 million, respectively.

   50% SETTLEMENT OF 2010 GRANT IN 2013. On April 4, 2013, cash distributions of approximately $7 million and share distributions of approximately $49,000 were made to active and former AXA Equitable employees in settlement of 390,460 performance units, representing the remaining 50 percent of the number of performance units earned under the terms of the AXA Performance Unit Plan 2010. Cash distributions of approximately $9 million in settlement of approximately 539,000 performance units, representing the first 50 percent of the performance units earned under the terms of the AXA Performance Unit Plan 2010 were distributed in April 2012.

   2012 GRANT. On March 16, 2012, under the terms of the AXA Performance Unit Plan 2012, AXA awarded approximately 2.3 million unearned performance units to employees of AXA Equitable. The extent to which 2012-2013 cumulative performance targets measuring the performance of AXA and the insurance related businesses of AXA Financial Group are achieved will determine the number of performance units earned, which may vary in linear formula between 0% and 130% of the number of performance units at stake. The performance units earned during this performance period will vest and be settled in cash on the third anniversary of the award date. The price used to value the performance units at settlement will be the average closing price of the AXA ordinary share for the last 20 trading days of the vesting period converted to U.S. dollars using the Euro to U.S. dollar exchange rate on March 15, 2015. In 2014, 2013 and 2012, the expense associated with the March 16, 2012 grant of performance units was approximately $0 million, $26 million and $11 million, respectively.

   For 2014, 2013 and 2012, the Company recognized compensation costs of $10 million, $43 million and $24 million, respectively, for performance shares and units earned to date. The change in fair value of these awards is measured by the closing price of the underlying AXA ordinary shares or AXA ADRs. The cost of performance unit and share awards, as adjusted for achievement of performance targets and pre-vesting forfeitures is attributed over the shorter of the cliff-vesting period or to the date at which retirement eligibility is achieved. The value of performance units and shares earned and reported in Other liabilities in the consolidated balance sheets at December 31, 2014 and 2013 was $84 million and $108 million, respectively. Approximately 6 million outstanding performance units and shares are at risk to achievement of 2014 performance criteria, primarily representing the performance shares grant of March 24, 2014 for which cumulative average 2014-2016 performance targets will determine the number of performance shares earned and including all of the performance unit award granted on March 22, 2013.

   Stock Options

   2014 GRANT. On March 24, 2014, 395,720 options to purchase AXA ordinary shares were granted to employees of AXA Equitable under the terms of the Stock Option Plan at an exercise price of 18.68 euros. All of those options have a five-year graded vesting schedule, with one-third vesting on each of the third, fourth, and fifth anniversaries of the grant date. Of the total options awarded on March 24, 2014, 214,174 are further subject to conditional vesting terms that require the AXA ordinary share price to outperform the Euro Stoxx Insurance Index over a specified period. All of the options granted on March 24, 2014 have a ten-year term. The weighted average grant date fair value per option award was estimated at $2.89 using a Black-Scholes options pricing model with modification to measure the value of the conditional vesting feature. Key assumptions used in the valuation included expected volatility of 29.24%, a weighted average expected term of
   8.2 years, an expected dividend yield of 6.38% and a risk-free interest rate of 1.54%. The total fair value of these options (net of expected forfeitures) of approximately $1 million is charged to expense over the shorter of the vesting term or the period up to the date at which the participant becomes retirement eligible. In 2014, the Company recognized expenses associated with the March 24, 2014 grant of options of approximately $345,000.

   2013 GRANT On March 22, 2013, approximately 457,000 options to purchase AXA ordinary shares were granted to employees of AXA Equitable under the terms of the Stock Option Plan at an exercise price of 13.81 euros. All of those options have a four-year graded vesting schedule, with one-third vesting on each of the second, third, and fourth anniversaries of the grant date. Approximately 246,000 of the total options awarded on March 22, 2013 are further subject to conditional vesting terms that require the AXA ordinary share price to outperform the Euro Stoxx Insurance Index over a specified period. All of the options granted on March 22, 2013 have a ten-year term. The weighted average grant date fair value per option award was estimated at $1.79 using a Black-Scholes options pricing model with modification to measure the value of the conditional vesting feature. Key assumptions used in the valuation included expected volatility of 31.27%, a weighted average expected term of 7.7 years, an expected dividend yield of 7.52% and a risk-free interest rate of 1.34%. The total fair value of these options (net of expected forfeitures) of $818,597 is charged to expense over the shorter of the vesting term or the period up to the date at which the participant becomes retirement eligible. In 2014 and 2013, the Company recognized expenses associated with the March 22, 2013 grant of options of approximately $131,000 and $357,000, respectively.

   2012 GRANT. On March 16, 2012, approximately 901,000 options to purchase AXA ordinary shares were granted to AXA Equitable employees under the terms of the Stock Option Plan at an exercise price of 12.22 euros. All of those options have a four-year graded vesting schedule, with one-third vesting on each of the second, third, and fourth anniversaries of the grant date. Approximately 370,000 of the total options awarded on March 16, 2012 are further subject to conditional vesting terms that require the AXA ordinary share price to outperform the Euro Stoxx Insurance Index over a specified period. All of the options granted on March 16, 2012 have a ten-year term. The weighted average grant date fair value per option award was estimated at $2.48 using a Black-Scholes options pricing model with modification to measure the value of the conditional vesting feature. Key assumptions used in the valuation included expected volatility of 39.89%, a weighted average expected term of 5.6 years, an expected dividend yield of 7.54% and a risk-free interest rate of 1.8%. The total fair value of these options (net of expected forfeitures) of approximately $2 million is charged to expense over the shorter of the vesting term or the period up to the date at which the participant becomes retirement eligible. In 2014, 2013 and 2012, respectively, the expense associated with the March 16, 2012 grant of options was approximately $192,000, $504,000 and $791,000.

   Shares Authorized

   The number of AXA ADRs or AXA ordinary shares authorized to be issued pursuant to option grants and, as further described below, restricted stock grants under The AXA Financial, Inc. 1997 Stock Incentive Plan (the "Stock Incentive Plan") is approximately 124 million less the number of shares issued pursuant to option grants under The AXA Financial, Inc. 1991 Stock Incentive Plan (the predecessor plan to the Stock Incentive Plan). There is no limitation in the Stock Option Plan or the Equity Plan for Directors on the number of shares that may be issued pursuant to option or other grants.

   A summary of the activity in the AXA, AXA Financial and AllianceBernstein option plans during 2014 follows:

                                                                  Options Outstanding
                                    ------------------------------------------------------------------------------
                                                                                           AllianceBernstein Holding
                                         AXA Ordinary Shares            AXA ADRs/(3)/                Units
                                    ----------------------------   ----------------------- -----------------------
                                                     Weighted                    Weighted                 Weighted
                                      Number         Average         Number      Average     Number       Average
                                    Outstanding      Exercise      Outstanding   Exercise  Outstanding    Exercise
                                    (In 000's)        Price        (In 000's)     Price    (In 000's)      Price
                                    -----------  ---------------   -----------  ---------- -----------  ----------

Options outstanding at
  January 1, 2014..................    17,569.7  (Euro)    21.00       1,829.8  $    23.60     7,074.1  $    40.82
Options granted....................       403.1  (Euro)    18.16            --  $       --        25.1  $    22.99
Options exercised..................      (546.4) (Euro)    13.42        (590.2) $    20.02    (1,110.0) $    17.08
Options forfeited, net.............      (683.2) (Euro)    26.25        (138.6) $    23.39       (24.8) $    84.19
Options expired/reinstated.........        94.7               --           4.2          --       (22.0) $    33.00
                                    -----------                    -----------              ----------
Options Outstanding at
  December 31, 2014................    16,837.9  (Euro)    21.39       1,105.2  $    25.53     5,942.4  $    45.03
                                    ===========  ===============   ===========  ==========  ==========  ==========
Aggregate Intrinsic Value/(1)/.....              (Euro)   --/ (2)/              $    278.9              $   --/ (2)/
                                                 ===============                ==========              ==========
Weighted Average Remaining
  Contractual Term (in years)......        3.28                           0.67                     3.9
                                    ===========                    ===========              ==========
Options Exercisable at
  December 31, 2014................    13,890.4  (Euro)    22.44       1,105.2  $    25.53     4,949.0       38.12
                                    ===========  ===============   ===========  ==========  ==========  ==========
Aggregate Intrinsic Value/(1)/.....              (Euro)   --/ (2)/              $  7,967.9              $   --/ (2)/
                                                 ===============                ==========              ==========
Weighted Average Remaining
  Contractual Term (in years)......        2.62                           0.67                     3.9
                                    ===========                    ===========              ==========

  /(1)/Intrinsic value, presented in millions, is calculated as the excess of the closing market price on December 31, 2014 of the respective underlying shares over the strike prices of the option awards.
  /(2)/The aggregate intrinsic value on options outstanding, exercisable and expected to vest is negative and is therefore presented as zero in the table above.
  /(3)/AXA ordinary shares will be delivered to participants in lieu of AXA
       ADRs at exercise or maturity.

   Cash proceeds received from employee exercises of stock options in 2014 was $12 million. The intrinsic value related to employee exercises of stock options during 2014, 2013 and 2012 were $3 million, $14 million and $5 million respectively, resulting in amounts currently deductible for tax purposes of $1 million, $5 million, and $2 million, respectively, for the periods then ended. In 2014, 2013 and 2012, windfall tax benefits of approximately $1 million, $5 million and $2 million, respectively, resulted from employee exercises of stock option awards.

   At December 31, 2014, AXA Financial held approximately 6,213 AXA ordinary shares in treasury at a weighted average cost of $22.86 per share, which were designated to fund future exercises of outstanding stock.

   For the purpose of estimating the fair value of stock option awards, the Company applies the Black-Scholes model and attributes the result over the requisite service period using the graded-vesting method. A Monte-Carlo simulation approach was used to model the fair value of the conditional vesting feature of the awards of options to purchase AXA ordinary shares. Shown below are the relevant input assumptions used to derive the fair values of options awarded in 2014, 2013 and 2012, respectively.

                                                   AXA Ordinary Shares       AllianceBernstein Holding Units
                                              ----------------------------  --------------------------------
                                                2014      2013      2012      2014        2013        2012
                                              --------  --------  --------  --------  ------------  --------

Dividend yield...............................     6.38%     7.52%     7.54%     8.40%  8.0 - 8.3%       6.20%
Expected volatility..........................    29.24%    31.27%    39.89%    48.90% 49.7 - 49.8%     49.20%
Risk-free interest rates.....................     1.54%     1.34%     1.80%     1.50%  0.8 - 1.7%        0.7%
Expected life in years.......................     8.20       7.7       5.6      6.00       6.0           6.0
Weighted average fair value per option at
  grant date................................. $   2.89  $   1.79  $   2.48  $   4.78  $       5.44  $   3.67

   For 2014, 2013 and 2012, the Company recognized compensation costs (credits) for employee stock options of $1 million, $(2) million and $4 million, respectively. As of December 31, 2014, approximately $1 million of unrecognized compensation cost related to unvested employee stock option awards, net of estimated pre-vesting forfeitures, is expected to be recognized by the Company over a weighted average period of 1.0 year.

   Restricted Awards

   Under the Stock Incentive Plan, AXA Financial grants restricted stock to employees and financial professionals of its subsidiaries. Generally, all outstanding restricted stock awards have vesting terms ranging from three to five years. Under The Equity Plan for Directors (the "Equity Plan"), AXA Financial grants non-officer directors of AXA Financial and certain subsidiaries (including AXA Equitable) restricted AXA ordinary shares (prior to 2011, AXA ADRs) and unrestricted AXA ordinary shares (prior to March 15, 2010, AXA ADRs) annually. Similarly, AllianceBernstein awards restricted AllianceBernstein Holding units to independent members of its General Partner. In addition, under its Century Club Plan, awards of restricted AllianceBernstein Holding units that vest ratably over three years are made to eligible AllianceBernstein employees whose primary responsibilities are to assist in the distribution of company-sponsored mutual funds.

   For 2014, 2013 and 2012, respectively, the Company recognized compensation costs of $171 million, $286 million and $148 million for awards outstanding under these restricted stock and unit award plans. The fair values of awards made under these plans are measured at the date of grant by reference to the closing price of the unrestricted shares, and the result generally is attributed over the shorter of the requisite service period, the performance period, if any, or to the date at which retirement eligibility is achieved and subsequent service no longer is required for continued vesting of the award. At December 31, 2014, approximately 19.7 million restricted shares and Holding units remain unvested. At December 31, 2014, approximately $46 million of unrecognized compensation cost related to these unvested awards, net of estimated pre-vesting forfeitures, is expected to be recognized over a weighted average period of 3.8 years.

   The following table summarizes unvested restricted stock activity for 2014.

                                                                                             WEIGHTED
                                                                                 SHARES OF   AVERAGE
                                                                                 RESTRICTED GRANT DATE
                                                                                   STOCK    FAIR VALUE
                                                                                 ---------- ----------

Unvested as of January 1, 2014..................................................     71,379 $    14.09
Granted.........................................................................     11,819 $    18.52
Vested..........................................................................     31,738 $    13.66
                                                                                 ---------- ----------
Unvested as of December 31, 2014................................................     51,460 $    15.37
                                                                                 ========== ==========

   Restricted stock vested in 2014, 2013 and 2012 had aggregate vesting date fair values of approximately $1 million, $1 million and $1 million, respectively.

   AXA Shareplan

   2014 AXA SHAREPLAN. In 2014, eligible employees of participating AXA Financial subsidiaries were offered the opportunity to purchase newly issued AXA stock, subject to plan limits, under the terms of AXA Shareplan 2014. Eligible employees could have reserved a share purchase during the reservation period from September 1, 2014 through September 16, 2014 and could have canceled their reservation or elected to make a purchase for the first time during the retraction/subscription period from October 28, 2014 through October 31, 2014. The U.S. dollar purchase price was determined by applying the U.S. dollar/Euro forward exchange rate on October 23, 2014 to the discounted formula subscription price in Euros. "Investment Option A" permitted participants to purchase AXA ordinary shares at a 20% formula discounted price of $18.69 per share. "Investment Option B" permitted participants to purchase AXA ordinary shares at a 10.8% formula discounted price of $20.83 per share on a leveraged basis with a guaranteed return of initial investment plus a portion of any appreciation in the undiscounted value of the total shares purchased. For purposes of determining the amount of any appreciation, the AXA ordinary share price will be measured over a fifty-two week period preceding the scheduled end date of AXA Shareplan 2014 which is July 1, 2019. All subscriptions became binding and irrevocable on October 31, 2014.

   The Company recognized compensation expense of $10 million in 2014, $13 million in 2013 and $18 million in 2012 in connection with each respective year's offering of AXA stock under the AXA Shareplan, representing the aggregate discount provided to AXA Equitable participants for their purchase of AXA stock under each of those plans, as adjusted for the post-vesting, five-year holding period. AXA Equitable participants in AXA Shareplans 2014, 2013 and 2012 primarily invested under Investment Option B for the purchase of approximately 5 million, 5 million and 8 million AXA ordinary shares, respectively.

   AXA Miles Program

   AXA MILES PROGRAM 2012. On March 16, 2012, under the terms of the AXA Miles Program 2012, AXA granted 50 AXA ordinary shares ("AXA Miles") to every employee and eligible financial professional of AXA Group for the purpose of enhancing long-term employee-shareholder engagement. Each AXA Mile represents a phantom share of AXA stock that will convert to an actual AXA ordinary share at the end of a four-year vesting period provided the employee or financial professional remains in the employ of the company or has retired from service. Half of each AXA Miles grant, or 25 AXA Miles, were subject to an additional vesting condition that required improvement in at least one of two AXA performance metrics in 2012 as compared to 2011 and was confirmed to have been achieved. The total fair value of these AXA Miles awards of approximately $6 million, net of expected forfeitures, is charged to expense over the shorter of the vesting term or the period up to the date at which the participant becomes retirement eligible and is updated to reflect changes in respect of the expectation for meeting the predefined performance conditions. In 2014 and 2013, respectively, the expense associated with the March 16, 2012 grant of AXA Miles was approximately $295,000 and $278,000.

   AllianceBernstein Long-term Incentive Compensation Plans

   AllianceBernstein maintains several unfunded long-term incentive compensation plans for the benefit of certain eligible employees and executives. The AllianceBernstein Capital Accumulation Plan was frozen on December 31, 1987 and no additional awards have been made, however, ACMC, LLC ("ACMC"), an indirect wholly owned subsidiary of AXA Financial, is obligated to make capital contributions to AllianceBernstein in amounts equal to benefits paid under this plan as well as other assumed contractual unfunded deferred compensation arrangements covering certain executives. Prior to changes implemented by AllianceBernstein in fourth quarter 2011, as further described below, compensation expense for the remaining active plans was recognized on a straight-line basis over the applicable vesting period. Prior to 2009, participants in these plans designated the percentages of their awards to be allocated among notional investments in Holding units or certain investment products (primarily mutual funds) sponsored by AllianceBernstein. Beginning in 2009, annual awards granted under the Amended and Restated AllianceBernstein Incentive Compensation Award Program were in the form of restricted Holding units.

   In fourth quarter 2011, AllianceBernstein implemented changes to AllianceBernstein's employee long-term incentive compensation award. AllianceBernstein amended all outstanding year-end deferred incentive compensation awards of active employees (i.e., those employees employed as of December 31, 2011), so that employees who terminate their employment or are terminated without cause may continue to vest, so long as the employees do not violate the agreements and covenants set forth in the applicable award agreement, including restrictions on competition, employee and client solicitation, and a claw-back for failing to follow existing risk management policies. This amendment resulted in the immediate recognition in the fourth quarter of the cost of all unamortized deferred incentive compensation on outstanding awards from prior years that would otherwise have been expensed in future periods.

   In addition, awards granted in 2012 contain the same vesting provisions and, accordingly, AllianceBernstein's annual incentive compensation expense reflect 100% of the expense associated with the deferred incentive compensation awarded in each year. This approach to expense recognition closely matches the economic cost of awarding deferred incentive compensation to the period in which the related service is performed.

   AllianceBernstein engages in open-market purchases of AllianceBernstein Holding L.P. ("AB Holding") units ("Holding units") to help fund anticipated obligations under its incentive compensation award program, for purchases of Holding units from employees and other corporate purposes. During 2014 and 2013, AllianceBernstein purchased 3.6 million and 5.2 million Holding units for $93 million and $111 million respectively. These amounts reflect open-market purchases of 0.3 million and 1.9 million Holding units for $7 million and $39 million, respectively, with the remainder relating to purchases of Holding units from employees to allow them to fulfill statutory tax requirements at the time of distribution of long-term incentive compensation awards, offset by Holding units purchased by employees as part of a distribution reinvestment election.

   During 2014, AllianceBernstein granted to employees and Eligible Directors
   7.6 million restricted AB Holding Unit awards (including 6.6 million granted in December for 2014 year-end awards). During 2013, AllianceBernstein granted to employees and Eligible Directors 13.9 million restricted AB Holding awards (including 6.5 million granted in December 2013 for 2013 year-end awards and 6.5 million granted in January 2013 for 2012 year-end awards). Prior to third quarter 2013, AllianceBernstein funded these awards by allocating previously repurchased Holding units that had been held in its consolidated rabbi trust. In 2014, AB Holding used Holding units repurchased during the fourth quarter of 2014 and newly-issued Holding units to fund restricted Holding awards.

   Effective July 1, 2013, management of AllianceBernstein and AllianceBernstein Holding L.P. ("AB Holding") retired all unallocated Holding units in AllianceBernstein's consolidated rabbi trust. To retire such units, AllianceBernstein delivered the unallocated Holding units held in its consolidated rabbi trust to AB Holding in exchange for the same amount of AllianceBernstein units. Each entity then retired its respective units. As a result, on July 1, 2013, each of AllianceBernstein's and AB Holding's units outstanding decreased by approximately 13.1 million units. AllianceBernstein and AB Holding intend to retire additional units as AllianceBernstein purchases Holding units on the open market or from employees to allow them to fulfill statutory tax withholding requirements at the time of distribution of long-term incentive compensation awards, if such units are not required to fund new employee awards in the near future. If a sufficient number of Holding units is not available in the rabbi trust to fund new awards, AB Holding will issue new Holding units in exchange for newly-issued AllianceBernstein units, as was done in December 2013.

   The 2012 long-term incentive compensation awards allowed most employees to allocate their award between restricted Holding units and deferred cash. As a result, 6.5 million restricted Holding unit awards for the December 2012 awards were awarded and allocated as such within the consolidated rabbi trust in January. There were approximately 17.9 million unallocated Holding units remaining in the consolidated rabbi trust as of December 31, 2012. The purchases and issuances of Holding units resulted in an increase of $60 million in Capital in excess of par value during 2012 with a corresponding decrease of $60 million in Noncontrolling interest.

   The Company recorded compensation and benefit expenses in connection with these long-term incentive compensation plans of AllianceBernstein totaling $173 million, $156 million and $147 million for 2014, 2013 and 2012, respectively. The cost of the 2014 awards made in the form of restricted Holding units was measured, recognized, and disclosed as a share-based compensation program.

   On July 1, 2010, the AllianceBernstein 2010 Long Term Incentive Plan ("2010 Plan"), as amended, was established, under which various types of Holding unit-based awards have been available for grant to its employees and Eligible Directors, including restricted or phantom restricted Holding unit awards, Holding unit appreciation rights and performance awards, and options to buy Holding units. The 2010 Plan will expire on June 30, 2020 and no awards under the 2010 Plan will be made after that date. Under the 2010 Plan, the aggregate number of Holding units with respect to which awards may be granted is 60 million, including no more than 30 million newly issued Holding units. As of December 31, 2014, 273,387 options to buy Holding units had been granted and 42 million Holding units net of forfeitures, were subject to other Holding unit awards made under the 2010 Plan. Holding unit-based awards (including options) in respect of 17 million Holding units were available for grant as of December 31, 2014.

14)INCOME TAXES

   A summary of the income tax (expense) benefit in the consolidated statements of earnings (loss) follows:

                                                 2014      2013     2012
                                              ---------  -------- -------
                                                     (IN MILLIONS)
Income tax (expense) benefit:
  Current (expense) benefit.................. $    (552) $    197 $  (233)
  Deferred (expense) benefit.................    (1,143)    1,876     391
                                              ---------  -------- -------
Total........................................ $  (1,695) $  2,073 $   158
                                              =========  ======== =======

   The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before income taxes and noncontrolling interest by the expected Federal income tax rate of 35%. The sources of the difference and their tax effects are as follows:

                                                 2014      2013     2012
                                              ---------  --------  ------
                                                     (IN MILLIONS)

Expected income tax (expense) benefit........ $  (2,140) $  1,858  $  (20)
Noncontrolling interest......................       119       101      37
Separate Accounts investment activity........       116       122      94
Non-taxable investment income (loss).........        12        20      24
Tax audit interest...........................        (6)      (14)     (2)
State income taxes...........................        (4)       (6)      7
AllianceBernstein Federal and foreign taxes..         4         2      10
Tax settlement...............................       212        --      --
Other........................................        (8)      (10)      8
                                              ---------  --------  ------
Income tax (expense) benefit................. $  (1,695) $  2,073  $  158
                                              =========  ========  ======

   In second quarter 2014 the Company recognized a tax benefit of $212 million related to settlement of the IRS audit for tax years 2006 and 2007.

   In February 2014, the IRS released Revenue Ruling 2014-7, eliminating the IRS' previous guidance related to the methodology to be followed in calculating the Separate Account dividends received deduction ("DRD"). However, there remains the possibility that the IRS and the U.S. Treasury will address, through subsequent guidance, the issues previously raised related to the calculation of the DRD. The ultimate timing and substance of any such guidance is unknown. It is also possible that the calculation of the Separate Account DRD will be addressed in future legislation. Any such guidance or legislation could result in the elimination or reduction on either a retroactive or prospective basis of the Separate Account DRD tax benefit that the Company receives.

   The components of the net deferred income taxes are as follows:

                                               DECEMBER 31, 2014   December 31, 2013
                                              ------------------- -------------------
                                              ASSETS  LIABILITIES Assets  Liabilities
                                              ------- ----------- ------- -----------
                                                           (IN MILLIONS)

Compensation and related benefits............ $   150 $        -- $   104 $        --
Reserves and reinsurance.....................      --       1,785      --         688
DAC..........................................      --       1,162      --       1,016
Unrealized investment gains or losses........      --         614      --          85
Investments..................................      --       1,490      --       1,410
Net operating losses and credits.............     512          --     492          --
Other........................................     112          --       7          --
                                              ------- ----------- ------- -----------
Total........................................ $   774 $     5,051 $   603 $     3,199
                                              ======= =========== ======= ===========

   As of December 31, 2014, the Company had $512 million of AMT credits which do not expire.

   The Company does not provide income taxes on the undistributed earnings of non-U.S. corporate subsidiaries except to the extent that such earnings are not permanently invested outside the United States. As of December 31, 2014, $264 million of accumulated undistributed earnings of non-U.S. corporate subsidiaries were permanently invested outside the United States. At existing applicable income tax rates, additional taxes of approximately $106 million would need to be provided if such earnings were remitted.

   At December 31, 2014 and 2013, of the total amount of unrecognized tax benefits $397 million and $568 million, respectively, would affect the effective rate.

   The Company recognizes accrued interest and penalties related to unrecognized tax benefits in tax expense. Interest and penalties included in the amounts of unrecognized tax benefits at December 31, 2014 and 2013 were $77 million and $120 million, respectively. For 2014, 2013 and 2012, respectively, there were $43 million, $15 million and $4 million in interest expense related to unrecognized tax benefits.

   A reconciliation of unrecognized tax benefits (excluding interest and penalties) follows:

                                               2014    2013    2012
                                              ------  ------  ------
                                                   (IN MILLIONS)

Balance at January 1,........................ $  592  $  573  $  453
Additions for tax positions of prior years...     56      57     740
Reductions for tax positions of prior years..   (181)    (38)   (620)
Additions for tax positions of current year..      8      --      --
                                              ------  ------  ------
Balance at December 31,...................... $  475  $  592  $  573
                                              ======  ======  ======

   During the second quarter of 2014, the IRS completed its examination of the Company's 2006 and 2007 Federal corporate income tax returns and issued its Revenue Agent's Report. An appeal of the 2004 and 2005 tax years is pending at the Appeals Office of the IRS. It is reasonably possible that the total amounts of unrecognized tax benefit will change within the next 12 months due to the conclusion of IRS proceedings and the addition of new issues for open tax years. The possible change in the amount of unrecognized tax benefits cannot be estimated at this time.

15)ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

   AOCI represents cumulative gains (losses) on items that are not reflected in earnings (loss). The balances for the past three years follow:

                                                         DECEMBER 31,
                                              ---------------------------------
                                                 2014        2013       2012
                                              ----------  ---------  ----------
                                                        (IN MILLIONS)

Unrealized gains (losses) on investments..... $    1,089  $     141  $    1,352
Defined benefit pension plans................       (780)      (757)     (1,056)
                                              ----------  ---------  ----------
Total accumulated other comprehensive
  income (loss)..............................        309       (616)        296
                                              ----------  ---------  ----------
Less: Accumulated other comprehensive
  (income) loss attributable to
  noncontrolling interest....................         42         13          21
                                              ----------  ---------  ----------
Accumulated Other Comprehensive Income
  (Loss) Attributable to AXA Equitable....... $      351  $    (603) $      317
                                              ==========  =========  ==========

   The components of OCI for the past three years, net of tax, follow:

                                                     2014         2013       2012
                                                  ----------  -----------  --------

                                                            (IN MILLIONS)
Change in net unrealized gains (losses)
  on investments:
  Net unrealized gains (losses) arising
   during the year............................... $    1,043  $    (1,550) $    658
  (Gains) losses reclassified into net
   earnings (loss) during the year/(1)/..........         37           49        59
                                                  ----------  -----------  --------
Net unrealized gains (losses) on investments.....      1,080       (1,501)      717
Adjustments for policyholders liabilities,
  DAC, insurance liability loss recognition
  and other......................................       (132)         290      (137)
                                                  ----------  -----------  --------
Change in unrealized gains (losses), net of
  adjustments and (net of deferred income
  tax expense (benefit) of $529, $(654) and $318)        948       (1,211)      580
                                                  ----------  -----------  --------
Change in defined benefit plans:
  Net gain (loss) arising during the year........        (95)         198       (82)
  Prior service cost arising during the year.....         --           --         1
  Less: reclassification adjustments to net
   earnings (loss) for:/(2)/
   Amortization of net (gains) losses
     included in net periodic cost...............         72          101       106
   Amortization of net prior service credit
     included in net periodic cost...............         --           --         1
                                                  ----------  -----------  --------
Change in defined benefit plans (net of
  deferred income tax expense (benefit) of
  $(15), $161 and $14)...........................        (23)         299        26
                                                  ----------  -----------  --------
Total other comprehensive income (loss), net
  of income taxes................................        925         (912)      606
Less: Other comprehensive (income) loss
  attributable to noncontrolling interest........         29           (8)        8
                                                  ----------  -----------  --------
Other Comprehensive Income (Loss)
  Attributable to AXA Equitable.................. $      954  $      (920) $    614
                                                  ==========  ===========  ========

  /(1)/See "Reclassification adjustments" in Note 3. Reclassification amounts presented net of income tax expense (benefit) of $(19) million, $(26) million and $(32) million for 2014, 2013 and 2012, respectively.
  /(2)/These AOCI components are included in the computation of net periodic costs (see Note 12). Reclassification amounts presented net of income tax expense (benefit) of $(39) million, $(54) million and $(58) million for 2014, 2013 and 2012, respectively.

   Investment gains and losses reclassified from AOCI to net earnings (loss) primarily consist of realized gains (losses) on sales and OTTI of AFS securities and are included in Total investment gains (losses), net on the consolidated statements of earnings (loss). Amounts reclassified from AOCI to net earnings (loss) as related to defined benefit plans primarily consist of amortizations of net (gains) losses and net prior service cost (credit) recognized as a component of net periodic cost and reported in Compensation and benefit expenses in the consolidated statements of earnings (loss). Amounts presented in the table above are net of tax.

16)COMMITMENTS AND CONTINGENT LIABILITIES

   Debt Maturities

   At December 31, 2014, aggregate maturities of the long-term debt, including any current portion of long-term debt, based on required principal payments at maturity, were $200 million for 2015 and $0 million for 2017 and thereafter.

   Leases

   The Company has entered into operating leases for office space and certain other assets, principally information technology equipment and office furniture and equipment. Future minimum payments under non-cancelable operating leases for 2015 and the four successive years are $211 million, $212 million, $209 million, $195 million, $184 million and $1,081 million thereafter. Minimum future sublease rental income on these non-cancelable operating leases for 2015 and the four successive years is $53 million, $55 million, $54 million, $53 million, $53 million and $153 million thereafter.

   Restructuring

   As part of the Company's on-going efforts to reduce costs and operate more efficiently, from time to time, management has approved and initiated plans to reduce headcount and relocate certain operations. In 2014, 2013 and 2012, respectively, AXA Equitable recorded $42 million, $85 million and $30 million pre-tax charges related to severance and lease costs. The amounts recorded in 2014 and 2013 included pre-tax charges of $25 million and $52 million, respectively, related to the reduction in office space in the Company's 1290 Avenue of the Americas, New York, NY headquarters. The restructuring costs and liabilities associated with the Company's initiatives were as follows:

                                                              DECEMBER 31,
                                                        -----------------------
                                                          2014    2013    2012
                                                        -------  ------  ------
                                                             (IN MILLIONS)

Balance, beginning of year............................. $   122  $   52  $   44
Additions..............................................      21     140      54
Cash payments..........................................     (24)    (66)    (46)
Other reductions.......................................      (6)     (4)     --
                                                        -------  ------  ------
Balance, End of Year................................... $   113  $  122  $   52
                                                        =======  ======  ======

   As a result of AllianceBernstein's ongoing efforts to operate more efficiently during 2014, 2013 and 2012, respectively, AllianceBernstein recorded a $6 million, $4 million and $21 million pre-tax charge related to severance costs. During 2013 and 2012, AllianceBernstein recorded $28 million and $223 million, respectively, of pre-tax real estate charges related to a global office space consolidation plan. The charges reflected the net present value of the difference between the amount of AllianceBernstein's on-going contractual operating lease obligations for this space and their estimate of current market rental rates, as well as the write-off of leasehold improvements, furniture and equipment related to this space offset by changes in estimates relating to previously recorded real estate charges. Included in the 2013 real estate charge was a charge of $17 million related to additional sublease losses resulting from the extension of sublease marketing periods. AllianceBernstein will compare current sublease market conditions to those assumed in their initial write-offs and record any adjustments if necessary.

   Guarantees and Other Commitments

   The Company provides certain guarantees or commitments to affiliates and others. At December 31, 2014, these arrangements include commitments by the Company to provide equity financing of $476 million to certain limited partnerships under certain conditions. Management believes the Company will not incur material losses as a result of these commitments.

   AXA Equitable is the obligor under certain structured settlement agreements it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, AXA Equitable owns single premium annuities issued by previously wholly owned life insurance subsidiaries. AXA Equitable has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the need for AXA Equitable to satisfy those obligations is remote.

   The Company had $16 million of undrawn letters of credit related to reinsurance at December 31, 2014. The Company had $498 million of commitments under existing mortgage loan agreements at December 31, 2014.

   During 2009, AllianceBernstein entered into a subscription agreement under which it committed to invest up to $35 million, as amended in 2011, in a venture capital fund over a six-year period. As of December 31, 2014, AllianceBernstein had funded $32 million of this commitment.

   During 2010, as general partner of the AllianceBernstein U.S. Real Estate L.P. (the "Real Estate Fund"), AllianceBernstein committed to invest $25 million in the Real Estate Fund. As of December 31, 2014, AllianceBernstein had funded $16 million of this commitment.

   During 2012, AllianceBernstein entered into an investment agreement under which it committed to invest up to $8 million in an oil and gas fund over a three-year period. As of December 31, 2014, AllianceBernstein had funded $6 million of this commitment.

17)LITIGATION

   INSURANCE LITIGATION

   A lawsuit was filed in the United States District Court of the District of New Jersey in July 2011, entitled Mary Ann Sivolella v. AXA Equitable Life Insurance Company and AXA Equitable Funds Management Group, LLC ("FMG LLC") ("Sivolella Litigation"). The lawsuit was filed derivatively on behalf of eight funds. The lawsuit seeks recovery under Section 36(b) of the Investment Company Act of 1940, as amended (the "Investment Company Act"), for alleged excessive fees paid to AXA Equitable and FMG LLC for investment management services. In November 2011, plaintiff filed an amended complaint, adding claims under Sections 47(b) and 26(f) of the Investment Company Act, as well as a claim for unjust enrichment. In addition, plaintiff purports to file the lawsuit as a class action in addition to a derivative action. In the amended complaint, plaintiff seeks recovery of the alleged overpayments, rescission of the contracts, restitution of all fees paid, interest, costs, attorney fees, fees for expert witnesses and reserves the right to seek punitive damages where applicable. In December 2011, AXA Equitable and FMG LLC filed a motion to dismiss the amended complaint. In May 2012, the Plaintiff voluntarily dismissed her claim under Section 26(f) seeking restitution and rescission under Section 47(b) of the 1940 Act. In September 2012, the Court denied the defendants' motion to dismiss as it related to the Section 36(b) claim and granted the defendants' motion as it related to the unjust enrichment claim.

   In January 2013, a second lawsuit was filed in the United States District Court of the District of New Jersey entitled Sanford et al. v. FMG LLC ("Sanford Litigation"). The lawsuit was filed derivatively on behalf of eight funds, four of which are named in the Sivolella lawsuit as well as four new funds, and seeks recovery under Section 36(b) of the Investment Company Act for alleged excessive fees paid to FMG LLC for investment management services. In light of the similarities of the allegations in the Sivolella and Sanford Litigations, the parties and the Court agreed to consolidate the two lawsuits.

   In April 2013, the plaintiffs in the Sivolella and Sanford Litigations amended the complaints to add additional claims under Section 36(b) of the Investment Company Act for recovery of alleged excessive fees paid to FMG LLC in its capacity as administrator of EQ Advisors Trust. The Plaintiffs seek recovery of the alleged overpayments, or alternatively, rescission of the contract and restitution of the excessive fees paid, interest, costs and fees. In January 2015, defendants filed a motion for summary judgment as well as various motions to strike certain of the Plaintiffs' experts in the Sivolella and Sanford Litigations. Also in January 2015, two Plaintiffs in the Sanford Litigation filed a motion for partial summary judgment relating to the EQ/Core Bond Index Portfolio as well as motions in limine to bar admission of certain documents and preclude the testimony of one of defendants' experts.

   A lawsuit was filed in the United States District Court for the Southern District of New York in April 2014, entitled Andrew Yale, on behalf of himself and all others similarly situated v. AXA Life Insurance Company F/K/A AXA Equitable Life Insurance Company. The lawsuit is a putative class action on behalf of all persons and entities that, directly or indirectly, purchased, renewed or paid premiums on life insurance policies issued by AXA Equitable from 2011 to March 11, 2014 (the "Policies"). The complaint alleges that AXA Equitable did not disclose in its New York statutory annual statement or elsewhere that certain reinsurance transactions with affiliated reinsurance companies were collateralized using "contractual parental guarantees," and thereby AXA Equitable allegedly misrepresented its "financial condition" and "legal reserve system." The lawsuit seeks recovery under Section 4226 of the New York Insurance Law of the equivalent of all premiums paid by the class for the Policies during the relevant period. In June 2014, AXA Equitable filed a motion to dismiss the complaint on procedural grounds, which was denied in October 2014. In February 2015, plaintiffs substituted two new named plaintiffs for the current named plaintiff, Mr. Yale, who had determined that he could not serve as the named plaintiff and class representative in the case. In March 2015, AXA Equitable filed a motion to dismiss on substantial grounds.

   A lawsuit was filed in the Supreme Court of the State of New York, County of Westchester, Commercial Division ("New York state court") in June 2014, entitled Jessica Zweiman, Executrix of the Estate of Anne Zweiman, on behalf of herself and all others similarly situated v. AXA Equitable Life Insurance Company. The lawsuit is a putative class action on behalf of "all persons who purchased variable annuities from AXA Equitable which subsequently became subject to the ATM Strategy, and who suffered injury as a result thereof." Plaintiff asserts that volatility management techniques - which the complaint refers to as the "ATM Strategy" - were implemented in certain variable investment options offered to plaintiff's mother under her variable annuity contract and that use of volatility management in those options "breached the terms of the variable deferred annuities held by plaintiff and the Class." The lawsuit seeks unspecified damages. In July 2014, AXA Equitable filed a notice of removal to the United States District Court for the Southern District of New York. In July 2014, plaintiff filed a motion to remand the action to New York state court. In September 2014, AXA Equitable filed a motion to dismiss the Complaint as precluded by the Securities Litigation Uniform Standards Act.

   In November 2014, a separate lawsuit entitled Arlene Shuster, on behalf of herself and all others similarly situated v. AXA Equitable Life Insurance Company was filed in the Superior Court of New Jersey, Camden County ("New Jersey state court"). The lawsuit is a putative class action on behalf of "all AXA [Equitable] variable life insurance policyholders who allocated funds from their Policy Accounts to investments in AXA's Separate Accounts, which were subsequently subjected to volatility-management strategy, and who suffered injury as a result thereof." Plaintiff asserts that volatility management techniques were implemented in certain variable investment funds offered to plaintiff under her variable life insurance contract and that use of volatility management in those funds "breached the terms of the variable life insurance policies held by plaintiff and the Class." The lawsuit seeks unspecified damages. In December 2014, AXA Equitable filed a notice of removal to the United States District Court for the District of New Jersey and a motion to transfer to the United States District Court for the Southern District of New York. In January 2015, plaintiff filed a motion to remand the action to New Jersey state court. In January 2015, the New Jersey federal district court stayed AXA Equitable's motion to transfer, as well as its date to respond to the complaint, pending resolution of Plaintiff's motion to remand.

   ALLIANCEBERNSTEIN LITIGATION

   During first quarter 2012, AllianceBernstein received a legal letter of claim (the "Letter of Claim") sent on behalf of Philips Pension Trustees Limited and Philips Electronics UK Limited ("Philips"), a former pension fund client, alleging that AllianceBernstein Limited (one of

   AllianceBernstein's subsidiaries organized in the United Kingdom) was negligent and failed to meet certain applicable standards of care with respect to the initial investment in, and management of, a (Pounds)500 million portfolio of U.S. mortgage-backed securities. The alleged damages range between $177 million and $234 million, plus compound interest on an alleged $125 million of realized losses in the portfolio. On January 2, 2014, Philips filed a claim form ("Claim") in the High Court of Justice in London, England, which formally commenced litigation with respect to the allegations in the Letter of Claim. AllianceBernstein believes that it has strong defenses to these claims, which were set forth in AllianceBernstein's October 12, 2012 response to the Letter of Claim and AllianceBernstein's June 27, 2014 Statement of Defence in response to the Claim, and will defend this matter vigorously.

           ---------------------------------------------------------

   In addition to the matters described above, a number of lawsuits, claims, assessments and regulatory inquiries have been filed or commenced against life and health insurers and asset managers in the jurisdictions in which AXA Equitable and its respective subsidiaries do business. These actions and proceedings involve, among other things, insurers' sales practices, alleged agent misconduct, alleged failure to properly supervise agents, contract administration, product design, features and accompanying disclosure, alleged breach of fiduciary duties, alleged mismanagement of client funds and other matters. Some of the matters have resulted in the award of substantial judgments against other insurers and asset managers, including material amounts of punitive damages, or in substantial settlements. In some states, juries have substantial discretion in awarding punitive damages. AXA Equitable and its subsidiaries from time to time are involved in such actions and proceedings. Some of these actions and proceedings filed against AXA Equitable and its subsidiaries have been brought on behalf of various alleged classes of plaintiffs and certain of these plaintiffs seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on AXA Equitable's consolidated financial position or results of operations. However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given matter.

   Although the outcome of litigation and regulatory matters generally cannot be predicted with certainty, management intends to vigorously defend against the allegations made by the plaintiffs in the actions described above and believes that the ultimate resolution of the litigation and regulatory matters described therein involving AXA Equitable and/or its subsidiaries should not have a material adverse effect on the consolidated financial position of AXA Equitable. Management cannot make an estimate of loss, if any, or predict whether or not any of the litigations and regulatory matters described above will have a material adverse effect on AXA Equitable's consolidated results of operations in any particular period.

18)INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

   AXA Equitable is restricted as to the amounts it may pay as dividends to AXA Financial. Under New York insurance law, a domestic life insurer may, without prior approval of the Superintendent of the NYSDFS, pay a dividend to its shareholders not exceeding an amount calculated based on a statutory formula. This formula would permit AXA Equitable to pay shareholder dividends not greater than $517 million during 2015. Payment of dividends exceeding this amount requires the insurer to file notice of its intent to declare such dividends with the Superintendent of the NYSDFS who then has 30 days to disapprove the distribution. For 2014, 2013 and 2012, respectively, AXA Equitable's statutory net income (loss) totaled $1,664 million, $(28) million and $602 million. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $5,793 million and $4,360 million at December 31, 2014 and 2013, respectively. In 2014 AXA Equitable paid $382 million in shareholders' dividends. In 2013, AXA Equitable paid $234 million in shareholder dividends and transferred approximately 10.9 million in Units of AllianceBernstein (fair value of $234 million) in the form of a dividend to AXA Financial. In 2012, AXA Equitable paid $362 million in shareholder dividends.

   At December 31, 2014, AXA Equitable, in accordance with various government and state regulations, had $65 million of securities on deposit with such government or state agencies.

   In 2014 and 2013 AXA Equitable, with the approval of the NYSDFS, repaid at par value plus accrued interest $825 million and $500 million, respectively, of outstanding surplus notes to AXA Financial.

   At December 31, 2014 and for the year then ended, there were no differences in net income (loss) and capital and surplus resulting from practices prescribed and permitted by NYSDFS and those prescribed by NAIC Accounting Practices and Procedures effective at December 31, 2014.

   Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from U.S. GAAP. The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total equity under U.S. GAAP are primarily: (a) the inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from U.S. GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under

   SAP but deferred under U.S. GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) under SAP, Federal income taxes are provided on the basis of amounts currently payable with limited recognition of deferred tax assets while under U.S. GAAP, deferred taxes are recorded for temporary differences between the financial statements and tax basis of assets and liabilities where the probability of realization is reasonably assured; (e) the valuation of assets under SAP and U.S. GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; (f) the valuation of the investment in AllianceBernstein and AllianceBernstein Holding under SAP reflects a portion of the market value appreciation rather than the equity in the underlying net assets as required under U.S. GAAP; (g) reporting the surplus notes as a component of surplus in SAP but as a liability in U.S. GAAP; (h) computer software development costs are capitalized under U.S. GAAP but expensed under SAP; (i) certain assets, primarily prepaid assets, are not admissible under SAP but are admissible under U.S. GAAP, (j) the fair valuing of all acquired assets and liabilities including intangible assets are required for U.S. GAAP purchase accounting and (k) cost of reinsurance which is recognized as expense under SAP and amortized over the life of the underlying reinsured policies under U.S. GAAP.
   The following tables reconcile AXA Equitable's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by NYSDFS laws and regulations with consolidated net earnings (loss) and equity attributable to AXA Equitable on a U.S. GAAP basis.

                                                                                     DECEMBER 31,
                                                                          ----------------------------------
                                                                             2014        2013        2012
                                                                          ----------  ----------  ----------
                                                                                     (IN MILLIONS)
Net change in statutory surplus and capital stock........................ $    1,345  $     (864) $       64
Change in AVR............................................................         89          46         269
                                                                          ----------  ----------  ----------
Net change in statutory surplus, capital stock and AVR...................      1,434        (818)        333
Adjustments:
 Future policy benefits and policyholders' account balances..............     (1,128)       (607)       (508)
 DAC.....................................................................        413          75         142
 Deferred income taxes...................................................       (904)      2,038         798
 Valuation of investments................................................       (139)          7        (377)
 Valuation of investment subsidiary......................................       (289)       (109)       (306)
 Increase (decrease) in the fair value of the reinsurance contract asset.      3,964      (4,297)        497
 Pension adjustment......................................................        (13)       (478)        (41)
 Amortization of deferred cost of insurance ceded to AXA Arizona.........       (280)       (280)       (126)
 Shareholder dividends paid..............................................        382         468         362
 Changes in non-admitted assets..........................................       (227)          2        (489)
 Repayment of surplus Note...............................................        825         500           -
 Other, net..............................................................         (5)        (74)       (190)
                                                                          ----------  ----------  ----------
U.S. GAAP Net Earnings (Loss) Attributable to AXA Equitable.............. $    4,033  $   (3,573) $       95
                                                                          ==========  ==========  ==========

                                                                                     DECEMBER 31,
                                                                          ----------------------------------
                                                                             2014        2013        2012
                                                                          ----------  ----------  ----------
                                                                                     (IN MILLIONS)
Statutory surplus and capital stock...................................... $    5,170  $    3,825  $    4,689
AVR......................................................................        623         535         489
                                                                          ----------  ----------  ----------
Statutory surplus, capital stock and AVR.................................      5,793       4,360       5,178
Adjustments:
 Future policy benefits and policyholders' account balances..............     (5,195)     (3,884)     (3,642)
 DAC.....................................................................      4,271       3,874       3,728
 Deferred income taxes...................................................     (4,259)     (2,672)     (5,330)
 Valuation of investments................................................      2,208         703       3,271
 Valuation of investment subsidiary......................................       (898)       (515)       (137)
 Fair value of reinsurance contracts.....................................     10,711       6,747      11,044
 Deferred cost of insurance ceded to AXA Arizona.........................      2,086       2,366       2,646
 Non-admitted assets.....................................................        242         469         467
 Issuance of surplus notes...............................................        200      (1,025)     (1,525)
 Other, net..............................................................        (40)        115        (264)
                                                                          ----------  ----------  ----------
U.S. GAAP Total Equity Attributable to AXA Equitable..................... $   15,119  $   10,538  $   15,436
                                                                          ==========  ==========  ==========

19)BUSINESS SEGMENT INFORMATION

   The following tables reconcile segment revenues and earnings (loss) from operations before income taxes to total revenues and earnings (loss) as reported on the consolidated statements of earnings (loss) and segment assets to total assets on the consolidated balance sheets, respectively.

                                                           2014      2013      2012
                                                        ---------  --------  --------
                                                                (IN MILLIONS)
SEGMENT REVENUES:
Insurance/(1)/......................................... $  12,656  $    (54) $  6,443
Investment Management/(2)/.............................     3,011     2,915     2,738
Consolidation/elimination..............................       (27)      (21)      (21)
                                                        ---------  --------  --------
Total Revenues......................................... $  15,640  $  2,840  $  9,160
                                                        =========  ========  ========

  /1)/ Includes investment expenses charged by AllianceBernstein of approximately $40 million, $37 million and $31 million for 2014, 2013 and 2012, respectively, for services provided to the Company.
  /2)/ Intersegment investment advisory and other fees of approximately $67 million, $58 million and $52 million for 2014, 2013 and 2012, respectively, are included in total revenues of the Investment Management segment.

                                                          2014      2013      2012
                                                        -------- ---------  -------
                                                               (IN MILLIONS)
SEGMENT EARNINGS (LOSS) FROM OPERATIONS, BEFORE
INCOME TAXES:
Insurance.............................................. $  5,512 $  (5,872) $  (132)
Investment Management/(1)/.............................      603       564      190
Consolidation/elimination..............................       --        (1)      --
                                                        -------- ---------  -------
Total Earnings (Loss) from Operations, before Income
  Taxes................................................ $  6,115 $  (5,309) $    58
                                                        ======== =========  =======

  /(1)/Net of interest expenses incurred on securities borrowed.

                                                              DECEMBER 31,
                                                        ------------------------
                                                            2014         2013
                                                        -----------  -----------
                                                              (IN MILLIONS)
SEGMENT ASSETS:
Insurance.............................................. $   184,018  $   171,532
Investment Management..................................      11,990       11,873
Consolidation/elimination..............................          (3)          (4)
                                                        -----------  -----------
Total Assets........................................... $   196,005  $   183,401
                                                        ===========  ===========

   In accordance with SEC regulations, securities with a fair value of $415 million and $925 million have been segregated in a special reserve bank custody account at December 31, 2014 and 2013, respectively, for the exclusive benefit of securities broker-dealer or brokerage customers under the Exchange Act.

20)QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

   The quarterly results of operations for 2014 and 2013 are summarized below:

                                                                         THREE MONTHS ENDED
                                                        ---------------------------------------------------
                                                          MARCH 31     JUNE 30    SEPTEMBER 30  DECEMBER 31
                                                        -----------  ----------  -------------  -----------
                                                                           (IN MILLIONS)
2014
----
Total Revenues......................................... $     3,706  $    3,524  $       3,754  $     4,656
                                                        ===========  ==========  =============  ===========
Net Earnings (Loss), Attributable to AXA Equitable..... $       977  $      945  $         987  $     1,124
                                                        ===========  ==========  =============  ===========

2013
----
Total Revenues......................................... $       392  $      537  $         834  $     1,077
                                                        ===========  ==========  =============  ===========
Net Earnings (Loss), Attributable to AXA Equitable..... $    (1,004) $   (1,051) $        (878) $      (640)
                                                        ===========  ==========  =============  ===========

                                    PART C

                               OTHER INFORMATION

Item 24. Financial Statements and Exhibits.

         (a) The following Financial Statements are included in Part B of the Registration Statement:

                     The financial statements of AXA Equitable Life Insurance Company and Separate Account No. 70, are included in the Statement of Additional Information.

         (b)    Exhibits.

                The following exhibits correspond to those required by paragraph (b) of item 24 as to exhibits in Form N-4:

         1.     Board of Directors Resolutions.

                Resolutions of the Board of Directors of The Equitable Life Assurance Society of the United States ("Equitable") authorizing the establishment of the Registrant, incorporated herein by reference to Registration Statement No. 333-05593 filed on June 10, 1996.

         2.     Custodial Agreements. Not Applicable.

         3.     Underwriting Contracts.

                (a) Distribution Agreement dated January 1, 2000 for services by The Equitable Life Assurance Society of the United States to AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-05593) filed on April 25, 2001.

                (b) Transition Agreement dated January 1, 2000, for services by AXA Network, LLC and its subsidiaries to The Equitable Life Assurance Society of the United States incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-05593), filed on April 25, 2001.

                (c) General Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Exhibit 3(h) to the Registration Statement on Form N-4, (File No. 2-30070), filed April 19, 2004.

                (c)(i) First Amendment dated as of January 1, 2003 to General
                       Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-05593), filed April 24, 2012.

                (c)(ii)Second Amendment dated as of January 1, 2004 to General
                       Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-05593), filed April 24, 2012.

               (c)(iii)Third Amendment dated as of July 19, 2004 to General
                       Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Exhibit 3(k) to the Registration Statement on Form N-4 (File
                       No. 333-127445), filed on August 11, 2005.

                (c)(iv)Fourth Amendment dated as of November 1, 2004 to General
                       Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Exhibit 3(l) to the Registration Statement on Form N-4 (File
                       No. 333-127445), filed on August 11, 2005.

                (c)(v) Fifth Amendment dated as of November 1, 2006, to General
                       Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-05593), filed on April 24, 2012.

                (c)(vi)Sixth Amendment dated as of February 15, 2008, to
                       General Agent Sales Agreement dated as of January 1,

                       2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-05593), filed on April 24, 2012.

               (c)(vii)Seventh Amendment dated as of February 15, 2008, to
                       General Agent Sales Agreement dated as of January 1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) to
                       Exhibit 3(r), filed on April 20, 2009.

              (c)(viii)Eighth Amendment dated as of November 1, 2008, to
                       General Agent Sales Agreement dated as of January 1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) to
                       Exhibit 3(s), filed on April 20, 2009.

                (c)(ix)Ninth Amendment dated as of November 1, 2011 to General
                       Agent Sales Agreement dated as of January 1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-05593) filed on April 24, 2012.

                (c)(x) Tenth Amendment dated as of November 1, 2013 to General
                       Agent Sales Agreement dated as of January 1, 2000, by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to the Registration Statement (File No. 333-178750) filed on October 16, 2014.

                (c)(xi)Eleventh Amendment dated as of November 1, 2013 to
                       General Agent Sales Agreement dated as of January 1, 2000, by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to the Registration Statement (File No. 333-178750) filed on October 16, 2014.

               (c)(xii)Twelfth Amendment dated as of November 1, 2013 to
                       General Agent Sales Agreement dated as of January 1, 2000, by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to the Registration Statement (File No. 333-178750) filed on October 16, 2014.

                (d) Services Agreement made as of December 1, 2010, by and among Legg Mason Investor Services, LLC ("Distributor"), a Maryland limited liability company that serves as the principal underwriter of Legg Mason Partners Variable Equity Trust and Legg Mason Partners Variable Income Trust (collectively, "Fund"), and AXA Equitable Life Insurance Company (the "Company"), a New York Corporation, incorporated herein by reference to the Registration Statement (File No. 333-178750) filed on April 22, 2014.

                (d)(i) Amendment No. 1 ("Amendment"), effective March 28, 2014, to the Services Agreement (the "Agreement"), dated December 1, 2010, between AXA Equitable Life Insurance Company (the "Company") and Legg Mason Investor Services, LLC (the "Distributor") (collectively, the "Parties") incorporated herein by reference to the Registration Statement (File No. 333-178750) filed on April 22, 2014.

         4.   Contracts. (Including Riders and Endorsements)

              4(a) Form of Data Pages - E Share (ICC14RC15DP-E), filed herewith on May 21, 2015.

              4(b) [RMD WEALTH GUARD] GMDB RIDER (ICC14RMDF-RC15), incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on
                   December 24, 2014.

              4(c) Endorsement Applicable to Traditional IRA Contracts
                   (ICC14IRA-RC15), incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 24, 2014.

              4(d) Endorsement Applicable to Roth IRA Contracts
                   (ICC14ROTH-RC15), incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 24, 2014.

              4(e) Endorsement Applicable to Non-Qualified Contracts
                   (ICC14NQ-RC15), incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 24, 2014.

              4(f) Endorsement Applicable to the Termination of an Optional
                   Guaranteed Minimum Income Benefit and/or the Termination or Change of an Optional Guaranteed Minimum Death Benefit Rider(s) (ICC14GBENDORC15), incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on December 24, 2014.

         5.   Applications.

              5(a) Form of Retirement Cornerstone Series E Application for an
                   Individual Annuity (ICC14 App 01 RC15E), previously filed with this Registration Statement on Form N-4 (333-202147) on February 18, 2015.

              5(b) Form of Retirement Cornerstone Series E Application for an
                   Individual Annuity (ICC14 App 02 RC15E), previously filed with this Registration Statement on Form N-4 (333-202147) on February 18, 2015.

         6.     Depositor's Certificate of Incorporation and By-Laws.

                (a) Restated Charter of Equitable, as amended August 31, 2010, incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-05593), filed on April 24, 2012.

                (b) By-Laws of AXA Equitable, as amended September 7, 2004, incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-05593), filed on April 23, 2005.

         7.     Reinsurance Contracts. Not applicable.

         8.     Participation Agreements.

                (a) Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable Life Insurance Company ("AXA Equitable"), AXA Distributors and AXA Advisors dated July 15, 2002 is incorporated herein by reference to Post-Effective Amendment No. 25 to the EQ Advisor's Trust Registration Statement on Form N-1A (File No. 333-17217 and 811-07953), filed on February 7, 2003.

                (a)(i) Amendment No. 1, dated May 2, 2003, to the Amended and
                       Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 28 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 10, 2004.

                (a)(ii)Amendment No. 2, dated July 9, 2004, to the Amended and
                       Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 35 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on October 15, 2004.

               (a)(iii)Amendment No. 3, dated October 1, 2004, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 35 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on October 15, 2004.

                (a)(iv)Amendment No. 4, dated May 1, 2005, to the Amended and
                       Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 37 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 7, 2005.

                (a)(v) Amendment No. 5, dated September 30, 2005, to the
                       Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 44 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 5, 2006.

                (a)(vi)Amendment No. 6, dated August 1, 2006, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 51 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 2, 2007.

               (a)(vii)Amendment No. 7, dated May 1, 2007, to the Amended and
                       Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 53 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 27, 2007.

              (a)(viii)Amendment No. 8, dated January 1, 2008, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 56 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on December 27, 2007.

                (a)(ix)Amendment No. 9, dated May 1, 2008, to the Amended and
                       Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 61 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 13, 2009.

                (a)(x) Amendment No. 10, dated January 1, 2009, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 64 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on March 16, 2009.

                (a)(xi)Amendment No. 11, dated May 1, 2009, to the Amended and
                       Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 67 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 15, 2009.

               (a)(xii)Amendment No. 12, dated September 29, 2009, to the
                       Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 70 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on January 21, 2010.

              (a)(xiii)Amendment No. 13, dated August 16, 2010, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 77 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 3, 2011.

               (a)(xiv)Amendment No. 14, dated December 15, 2010, to the
                       Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 77 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 3, 2011.

                (a)(xv)Amendment No. 15, dated June 7, 2011 , to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference and/or previously filed with Post-Effective Amendment No. 84 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on August 17, 2011.

               (a)(xvi)Amendment No. 16, dated April 30, 2012, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable and AXA Distributors dated
                       July 15,2002 incorporated herein by reference to Post-Effective Amendment No. 96 to the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 7, 2012.

              (a)(b)(i)Second Amended and Restated Participation Agreement
                       among the Trust, AXA Equitable, FMG LLC and AXA Distributors dated May 23, 2012, incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on July 22, 2013.

             (a)(b)(ii)Amendment No. 1 dated as of June 4, 2013 to the Second
                       Amended and Restated Participation Agreement among the Trust, AXA Equitable, FMG LLC and AXA Distributors dated May 23, 2012, incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on July 22, 2013.

            (a)(b)(iii)Amendment No. 2 dated as of October 21, 2013 to the
                       Second Amended and Restated Participation Agreement among the Trust, AXA Equitable, FMG LLC and AXA Distributors dated May 23, 2012, incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on July 22, 2013.

             (a)(b)(iv)Amendment No. 3, dated as of April 4, 2014 ("Amendment
                       No. 3"), to the Second Amended and Restated
                       Participation Agreement, dated as of May 23, 2012, as amended ("Agreement"), by and among EQ Advisors Trust ("Trust"), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the "Parties"), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on April 30, 2014.

              (a)(b)(v)Amendment No. 4, dated as of June 1, 2014 ("Amendment
                       No. 4"), to the Second Amended and Restated
                       Participation Agreement, dated as of May 23, 2012, as amended ("Agreement"), by and among EQ Advisors Trust ("Trust"), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the "Parties"), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on April 30, 2014.

             (a)(b)(vi)Amendment No. 5, dated as of July 16, 2014 ("Amendment
                       No. 5"), to the Second Amended and Restated
                       Participation Agreement, dated as of May 23, 2012, as amended ("Agreement"), by and among EQ Advisors Trust ("Trust"), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the "Parties") "), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on February 5, 2015.

                (b) Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors and EDI dated as of December 3, 2001 incorporated herein by reference to and/or previously filed with Pre-Effective Amendment No. 1 to AXA Premier VIP Trust Registration Statement (File No. 333-70754) on Form N-1A filed on December 10, 2001.

                (b)(i) Amendment No. 1, dated as of August 1, 2003 to the
                       Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors and EDI dated as of December 3, 2001 incorporated herein by reference to Post-Effective Amendment No. 6 to AXA Premier VIP Trust Registration Statement (File No. 333-70754) on Form N-1A filed on February 25, 2004.

                (b)(ii)Amendment No. 2, dated as of May 1, 2006 to the
                       Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors and EDI dated as of December 3, 2001 incorporated herein by reference to Post-Effective Amendment No. 16 to AXA Premier VIP Trust Registration Statement (File No. 333-70754) on Form N-1A filed on June 1, 2006.

               (b)(iii)Amendment No. 3, dated as of May 25, 2007 to the
                       Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors and EDI dated as of December 3, 2001 incorporated herein by reference to Post-Effective Amendment No. 20 to AXA Premier VIP Trust Registration Statement (File No. 333-70754) on Form N-1A filed on February 5, 2008.

                (b)(iv)Amended and Restated Participation Agreement among the
                       Registrant, AXA Equitable, FMG LLC and AXA Distributors dated as of May 23, 2012, incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on July 22, 2013.

                (b)(v) Amendment No. 1 dated as of October 21, 2013, to the
                       Amended and Restated Participation Agreement among the Registrant, AXA Equitable, FMG LLC and AXA Distributors dated as of May 23, 2012, incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on October 2, 2013.

                (b)(vi)Amendment No. 2, dated as of April 18, 2014 ("Amendment
                       No. 2") to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended ("Agreement") by and among AXA Premier VIP Trust ("Trust"), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the "Parties"), incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on January 12, 2015.

               (b)(vii)Amendment No. 3, dated as of July 8, 2014 ("Amendment
                       No. 3") to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended ("Agreement") by and among AXA Premier VIP Trust ("Trust"), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the "Parties"), incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on January 12, 2015.

              (b)(viii)Amendment No. 4, dated as of December 10, 2014
                       ("Amendment No. 4"), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended ("Agreement"), by and among AXA Premier VIP Trust ("Trust"), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the "Parties"), incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on January 12, 2015.

                (c) Participation Agreement by and among AIM Variable Insurance Funds, A I M Distributors, Inc., AXA Equitable Life Insurance Company, on behalf of itself and its Separate Accounts, AXA Advisors, LLC, and AXA Distributors, LLC, dated July 1, 2005 incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

                (c)(i) Amendment No. 1 effective October 15, 2009 among AIM
                       Variable Insurance Funds, AIM Distributors, Inc., AXA Equitable Life Insurance Company, on behalf of its Separate Accounts, AXA Advisors, LLC and AXA Distributors, LLC incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 24, 2012.

                (c)(ii)Amendment No. 2, dated as of April 19, 2010, to the
                       Participation Agreement dated as of July 1, 2005, by and among AIM Variable Insurance Funds, Invesco Aim Distributors, Inc., AXA Equitable Life Insurance Company, on behalf of itself and each of its segregated asset accounts, and AXA Advisors, LLC and AXA Distributors LLC, filed herewith on April 21, 2015.

               (c)(iii)Amendment No. 3, dated as of April 19, 2010, to the
                       Participation Agreement dated as of July 1, 2005, by and among AIM Variable Insurance Funds, Invesco Aim Distributors, Inc., AXA Equitable Life Insurance Company, on behalf of itself and each of its segregated asset accounts; and AXA Advisors, LLC and AXA Distributors LLC, filed herewith on April 21, 2015.

                (c)(iv)Amendment No. 4, effective May 1, 2012 to the
                       Participation Agreement dated July 1, 2005 among AIM Variable Insurance Funds, Invesco Distributors, Inc., AXA Equitable Life Insurance Company, AXA Advisors LLC and AXA Distributors LLC, incorporated herein by reference to the Registration Statement (File No. 333-178750) filed on April 25, 2012.

                (c)(v) Amendment No. 5, effective October 1, 2014 to the
                       Participation Agreement dated July 1, 2005 among AIM Variable Insurance Funds, Invesco Distributors, Inc., AXA Equitable Life Insurance Company, AXA Advisors LLC and AXA Distributors LLC, previously filed with this Registration Statement on Form N-4 (333-202147) on February 18, 2015.

                (d) Participation Agreement among AXA Equitable Life Insurance Company, AllianceBernstein L.P., and AllianceBernstein Investments, Inc., dated October 16, 2009, incorporated herein by reference to the Registration Statement on Form N-4 (File. No. 333-178750) filed on December 23, 2011.

                (d)(i) Amendment No. 1, effective February 18, 2010 to the
                       Participation Agreement, (the "Agreement"), dated October 16, 2009 among AXA Equitable Life Insurance Company, AllianceBernstein L.P. and AllianceBernstein Investments, Inc., incorporated herein by reference to the Registration Statement on Form N-4 (File. No. 333-178750) filed on December 23, 2011.

                (d)(ii)Amendment No. 2, effective May 1, 2012 to the
                       Participation Agreement dated October 16, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America, AllianceBernstein L.P. and AllianceBernstein Investments, Inc., incorporated herein by reference to the Registration Statement (File No. 333-178750) filed on April 25, 2012.

               (d)(iii)Amendment No. 3, dated September 6, 2013, to the
                       Participation Agreement (the "Agreement"), dated October 16, 2009 and as amended by Amendment No. 1 effective February 18, 2010 and Amendment No. 2 effective May 1, 2012, by and among AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America, AllianceBernstein L.P and AllianceBernstein Investments, Inc., incorporated herein by reference to Registration Statement (File No. 333-182976) on Form N-4 filed on April 24, 2014.

                (e) Participation Agreement among AXA Equitable Life Insurance Company, American Century Investment Management, Inc., and American Century Investment Services, Inc., incorporated herein by reference to Registration Statement on Form N-4 (File
                       No. 333-153809), filed on July 8, 2011.

                (e)(i) Amendment No. 2, effective May 1, 2012 to the
                       Participation Agreement dated October 15, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America, American Century Investment Management, Inc. and American Century Investment Services, Inc., incorporated herein by reference to the Registration Statement (File No. 333-178750) filed on April 25, 2012.

                (f) Participation Agreement among AXA Equitable Life Insurance Company, BlackRock Variable

                       Series Funds, Inc., BlackRock Advisors, LLC, and Black Rock Investments, LLC, dated October 16, 2009, incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

                (f)(i) Amendment No. 3, effective May 1, 2012 to the
                       Participation Agreement dated October 16, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America, BlackRock Variable Series Funds, Inc., BlackRock Advisors, LLC and BlackRock Investments, LLC, incorporated herein by reference to the Registration Statement (File No. 333-178750) filed on April 25, 2012.

                (f)(ii)Amendment No. 4, effective August 27, 2013 to the
                       Participation Agreement dated October 16, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company of America, BlackRock Variable Series Funds, Inc., BlackRock Advisors, LLC and BlackRock Investments, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-190033) filed on October 4, 2013.

               (f)(iii)Amendment No. 5, executed as of September 1, 2014 and effective as of October 1, 2014 to the Fund
                       Participation Agreement dated October 16, 2009, as amended, by and among AXA Equitable Life Insurance Company, MONY Life Insurance Company of America, BlackRock Variable Series Funds, Inc., BlackRock Advisors, LLC and BlackRock Investments, LLC, incorporated herein by reference to the Registration Statement (File No. 333-178750) filed on October 16, 2014.

                (g) Amended and Restated Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation, and AXA Equitable Life Insurance Company, dated April 16, 2010, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 24, 2012.

                (g)(i) First Amendment effective May 1, 2012 to Amended and
                       Restated Participation Agreement dated April 16, 2010 among AXA Equitable Life Insurance Company, Fidelity Distributors Corporation and Variable Insurance Products Funds, Variable Insurance Products Funds II, Variable Insurance Products Funds III, Variable Insurance Products Funds IV and Variable Insurance Products Funds V, incorporated herein by reference to the Registration Statement (File No. 333-178750) filed on April 25, 2012.

                (h) Participation Agreement as of July 1, 2005 Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., AXA Equitable Life Insurance Company, AXA Advisors, LLC, and AXA Distributors, LLC, incorporated herein by reference to Registration Statement filed on Form N-4 (File
                       No. 333-160951) on November 16, 2009.

                (h)(i) Amendment No. 3 effective as of May 1, 2010 to
                       Participation Agreement as of July 1, 2005 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., AXA Equitable Life Insurance Company, AXA Advisors LLC and AXA Distributors LLC incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-130988) filed on April 24, 2012.

                (h)(ii)Amendment No. 5 effective as of May 1, 2012 to
                       Participation Agreement dated July 1, 2005 and subsequently amended June 5, 2007, November 1, 2009, May 1, 2010 and August 16, 2010 among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., AXA Equitable Life Insurance Company, AXA Advisers LLC and AXA Distributors LLC, incorporated herein by reference to the Registration Statement (File No. 333-178750) filed on April 25, 2012.

                (i) Participation Agreement among AXA Equitable Life Insurance Company, Goldman Sachs Variable Insurance Trust, Goldman Sachs Asset Management, L.P., and Goldman, Sachs & Co., dated October 20, 2009, incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

                (i)(i) Amendment No. 2, effective May 1, 2012 to the
                       Participation Agreement dated October 20, 2009, among AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America, Goldman Sachs Variable Insurance Trust, Goldman Sachs Asset Management, L.P. and Goldman Sachs & Co., incorporated herein by reference to the Registration Statement (File No. 333-178750) filed on April 25, 2012.

                (j) Participation Agreement among AXA Equitable Life Insurance Company, Ivy Funds Variable Insurance Portfolios and Waddell & Reed, Inc., effective
                       October 23, 2009 incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

                (j)(i) Second Amendment effective May 1, 2012 to the
                       Participation Agreement dated October 23, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America, Waddell & Reed, Inc. and Ivy Funds Variable Insurance Portfolios, incorporated herein by reference to the Registration Statement (File No. 333-178750) filed on April 25, 2012.

                (k) Participation Agreement among AXA Equitable Life Insurance Company, Lazard Retirement Series, Inc., and Lazard Asset Management Securities LLC, effective October 20, 2009 incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

                (k)(i) Amendment No. 2, effective May 1, 2012 to the
                       Participation Agreement dated October 20, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America, Lazard Retirement Series, Inc. and Lazard Asset Management Securities, incorporated herein by reference to the Registration Statement (File No. 333-178750) filed on April 25, 2012.

                (l) Participation Agreement dated July 18, 2002 among MFS Variable Insurance Trust, Equitable Life Assurance Society of the United States, and Massachusetts Financial Service Company, incorporated herein by reference to Registration Statement filed on Form N-4 (File No. 333-160951) on November 16, 2009.

                (l)(i) Amendment No. 1, effective May 1, 2012 to the
                       Participation Agreement dated March 15, 2010 among AXA Equitable Life Insurance Company, MFS Variable Insurance Trust, MFS Variable Insurance Trust II and MFS Fund Distributors, Inc., incorporated herein by reference to the Registration Statement (File No. 333-178750) filed on April 25, 2012.

                (m) Participation Agreement among T.Rowe Price Equity Series, Inc., T.Rowe Price Investment Services, Inc. and AXA Equitable Life Insurance Company, dated July 20, 2005, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

                (m)(i) Amendment No. 3, effective May 1, 2012 to the
                       Participation Agreement dated July 20, 2005 among AXA Equitable Life Insurance Company, T. Rowe Price Equity Series Inc., T. Rowe Price Fixed Income Series, Inc., T. Rowe Price International Series, Inc. and T. Rowe Price Investment Services, Inc., incorporated herein by reference to the Registration Statement (File No. 333-178750) filed on April 25, 2012.

                (n) Participation Agreement among MONY Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds Distributions LLC, dated December 1, 2001, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

                (n)(i) Third Amendment dated October 20, 2009 effective October
                       20, 2009, to the Participation Agreement, (the "Agreement") dated December 1, 2001 by and among MONY Life Insurance Company, PIMCO Variable Insurance Trust, and PIMCO Funds Distributions LLC (collectively, the "Parties") adding AXA Equitable Insurance Company as a Party to the Agreement, incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

                (n)(ii)Fifth Amendment effective May 1, 2012 to the
                       Participation Agreement dated December 1, 2001, as amended on April 1, 2002, May 30, 2002, October 20, 2009 and April 1, 2010 among AXA Equitable Life Insurance Company, MONY Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Investments LLC, incorporated herein by reference to the Registration Statement (File No. 333-178750) filed on April 25, 2012.

                (o) Participation Agreement among MONY Life Insurance Company, ProFunds, and ProFunds Advisors LLC, dated
                       May 1, 2002, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

                (o)(i) Amendment No. 1 effective October 16, 2009 to the
                       Participation Agreement, (the "Agreement") dated May 1, 2002 by and among MONY Life Insurance Company, ProFunds and ProFunds Advisors LLC (collectively, the "Parties") adding AXA Equitable Insurance Company as a Party to the Agreement, incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

                (o)(ii)Amendment No.2 effective May 1, 2012 to the
                       Participation Agreement, dated May 1, 2002 by and among MONY Life Insurance Company, AXA Equitable Life Insurance Company, ProFunds and ProFunds Advisors LLC, incorporated herein by reference to the Registration Statement (File No. 333-178750) filed on April 25, 2012.

                (p) Participation Agreement among Van Eck Worldwide Insurance Trust, Van Eck Securities Corporation, Van Eck Associates Corporation and MONY Life Insurance Company, dated August 7, 2000, incorporated herein by reference to Registration Statement on Form N-4 (File
                       No. 333-160951), filed on November 16, 2009.

                (p)(i) Amendment No. 1 dated October 13, 2009 to the
                       Participation Agreement, (the "Agreement") dated
                       August 7, 2000 by and among MONY Life Insurance Company, Van Eck Worldwide Insurance Trust, Van Eck Securities Corporation and Van Eck Associates Corporation (collectively, the "Parties") adding AXA Equitable Insurance Company Agreement, incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

                (p)(ii)Amendment No. 3 effective May 1, 2012 to the
                       Participation Agreement dated August 7, 2000 among AXA Equitable Life Insurance Company, MONY Life Insurance Company, Van Eck VIP Trust, Van Eck Securities Corporation and Van Eck Associates Corporation, incorporated herein by reference to the Registration Statement (File No. 333-178750) filed on April 25, 2012.

                (q) Participation Agreement, by and among AXA Equitable Life Insurance Company, on behalf of itself and its separate accounts, Lord Abbett Series Fund, Inc., and Lord Abbett Distributor LLC, incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

                (q)(i) Amendment No. 1, effective May 1, 2012 to the
                       Participation Agreement dated August 27, 2010 among AXA Equitable Life Insurance Company, Lord Abbett Series Fund, Inc. and Lord Abbett Distributor LLC, incorporated herein by reference to the Registration Statement (File No. 333-178750) filed on April 25, 2012.

                (r) Participation Agreement dated April 12, 2012 among AXA Equitable Life Insurance Company, Northern Lights Variable Trust and 7Twelve Advisors, LLC, incorporated herein by reference to the Registration Statement (File No. 333-178750) filed on April 25, 2012.

                (s) Participation Agreement dated April 20, 2012 among AXA Equitable Life Insurance Company, First Trust Variable Insurance Trust, First Trust Advisors L.P. and First Trust Portfolios L.P., incorporated herein by reference to the Registration Statement (File No. 333-178750) filed on April 25, 2012.

                (s)(i) Amendment No. 1 effective March 17, 2014, to the
                       Participation Agreement dated April 20, 2012, among AXA Equitable Life Insurance Company, First Trust Variable Insurance Trust, First Trust Advisors L.P. and First Trust Portfolios L.P., incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-182796) filed on April 23, 2014.

                (t) Participation and Service Agreement among AXA Equitable Life Insurance Company and American Funds Distributors, Inc., American Funds Service Company, Capital Research and Management Company and the American Funds Insurance Series (collectively the "Funds"), dated January 2, 2013, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 23, 2013.

                (u) Participation Agreement by and among AXA Equitable Life Insurance Company, Putnam Variable Trust and Putnam Retail Management Limited Partnership dated October 10, 2013, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-190033), filed on October 11, 2013.

                (v) Participation Agreement Among AXA Equitable Life Insurance Company, Legg Mason Partners Variable Equity Trust and Legg Mason Partners Variable Income Trust, Legg Mason Partners Fund Advisor, LLC and Legg Mason Investor Services, LLC dated December 1, 2010, incorporated herein by reference to the Registration Statement (File No. 333-178750) filed on April 23, 2014.

                (v)(i) Amendment No. 1, effective March 28, 2014, to the
                       Participation Agreement (the "Agreement"), dated December 1, 2010, by and among AXA Equitable Life Insurance Company (the "Company"); Legg Mason Partners Variable Equity Trust and Legg Mason Partners Variable Income Trust (the "Fund"); Legg Mason Partners Fund Advisor, LLC; and Legg Mason Investor Services, LLC (the "Distributor") (collectively, the "Parties"), incorporated herein by reference to the Registration Statement (File No. 333-178750) filed on April 23, 2014.

                (v)(ii)Amendment No. 2, effective October 1, 2014, to the
                       Participation Agreement dated December 1, 2010, as amended March 28, 2014 (the "Agreement") by and among AXA Equitable Life Insurance Company (the "Company"); Legg Mason Global Asset Management Variable Trust, Legg Mason Partners Variable Equity Trust and Legg Mason Partners Variable Income Trust (the "Fund"); Legg Mason Partners Fund Advisor, LLC; and Legg Mason Investor Services, LLC (the "Distributor") (collectively, the "Parties"), incorporated herein by reference to the Registration Statement (File No. 333-178750) filed on October 16, 2014.

                (w) Participation Agreement Among AXA Equitable Life Insurance Company, Neuberger Berman Advisers Management Trust and Neuberger Berman Management LLC dated
                       August 6, 2010, incorporated herein by reference to the Registration Statement (File No. 333-178750) filed on April 23, 2014.

                (w)(i) Amendment No. 1 effective March 12, 2014, to the
                       Participation Agreement dated August 6, 2010 by and among AXA Equitable Life Insurance Company, Neuberger Berman Advisers Management Trust and Neuberger Berman Management LLC dated August 6, 2010, incorporated herein by reference to the Registration Statement (File No. 333-178750) filed on April 23, 2014.

                (x) AGREEMENT, made and entered into as of this 21st day of April, 2014, by and among AXA EQUITABLE LIFE INSURANCE COMPANY (the "Company"), a New York life insurance company, on its own behalf and on behalf of its separate accounts listed on Schedule A attached hereto and incorporated herein by reference, as such schedule may be amended from time to time (the "Accounts"); HARTFORD SERIES FUND, INC. and HARTFORD HLS SERIES FUND II, INC., each an open-end management investment company organized under the laws of the State of Maryland (each a "Fund"); HARTFORD FUNDS MANAGEMENT COMPANY, LLC (the "Adviser"), a Delaware limited liability company; HARTFORD FUNDS DISTRIBUTORS, LLC (the "Distributor"), a Delaware limited liability company and HARTFORD ADMINISTRATIVE SERVICES COMPANY (the "Transfer Agent"), a Minnesota corporation, incorporated herein by reference to the Registration Statement (File No. 333-178750) filed on October 16, 2014.

                (y) Participation Agreement by and among AXA Equitable Life Insurance Company, Eaton Vance Variable Trust and Eaton Vance Distributors, Inc., dated October 7, 2013, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-190033) filed on October 11, 2013.

         9.     Legal Opinion.

                Opinion and Consent of Shane Daly, Esq., Vice President and Associate General Counsel of AXA Equitable, filed herewith.

         10.    Other Opinions.

                (a)    Consent of PricewaterhouseCoopers LLP, filed herewith.

                (b)    Powers of Attorney, filed herewith.

         11.    Omitted Financial Statements. Not applicable.

         12.    Initial Capital Agreements. Not applicable.

         13.    Redeemability Exemption. Not applicable.

Item 25. Directors and Officers of AXA Equitable.

         Set forth below is information regarding the directors and principal officers of AXA Equitable. AXA Equitable's address is 1290 Avenue of the Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of AXA Equitable.


NAME AND PRINCIPAL              POSITIONS AND OFFICES WITH
BUSINESS ADDRESS                AXA EQUITABLE
------------------              --------------------------
DIRECTORS

Henri de Castries               Director
AXA
25, Avenue Matignon
75008 Paris, France

Denis Duverne                   Director
AXA
25, Avenue Matignon
75008 Paris, France

Barbara Fallon-Walsh            Director
1670 Stephens Drive
Wayne, PA 19087

Peter S. Kraus                  Director
AllianceBernstein Corporation
1345 Avenue of the Americas
New York, NY 10105

Ramon de Oliveira               Director
Investment Audit Practice, LLC
70 South Fifth Street
Park Ridge, NJ 07656

Bertram Scott                   Director
Novant Health, Inc.
108 Providence Road
Charlotte, NC 28207

Lorie A. Slutsky                Director
The New York Community Trust
909 Third Avenue
New York, NY 10022

Richard C. Vaughan              Director
764 Lynnmore Lane
Naples, FL 34108-7522

OFFICER-DIRECTOR

*Mark Pearson                   Chairman of the Board,
                                Chief Executive Officer, Director and
                                President

OTHER OFFICERS

*Dave S. Hattem                 Senior Executive Director and General
                                Counsel

*Heinz-Juergen Schwering        Senior Executive Director and Chief Risk
                                Officer

*Anders B. Malmstrom            Senior Executive Director and Chief
                                Financial Officer

*Salvatore Piazzolla            Senior Executive Director and Chief Human
                                Resources Officer

*Priscilla Sims Brown              Senior Executive Director and Chief
                                   Marketing Officer

*Joshua E. Braverman               Senior Executive Director and Treasurer

*Anthony F. Recine                 Managing Director, Chief Compliance Officer
                                   and Deputy General Counsel

*Sharon A. Ritchey                 Senior Executive Director and Chief
                                   Operating Officer

*Michael B. Healy                  Executive Director and Chief Information
                                   Officer

*Andrea M. Nitzan                  Executive Director, Chief Accounting
                                   Officer and Controller

*Nicholas B. Lane                  Senior Executive Director and Head of U.S.
                                   Life and Retirement

*Kevin Molloy                      Senior Executive Director

*Keith Floman                      Managing Director and Chief Actuary

*David Kam                         Managing Director and Actuary

*Michel Perrin                     Managing Director and Actuary

*Karen Field Hazin                 Lead Director, Secretary and Associate
                                   General Counsel

*Naomi J. Weinstein                Lead Director

Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant.

         Set forth below is information regarding the directors and principal officers of AXA Equitable. AXA Equitable's address is 1290 Avenue of Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of AXA Equitable.

              Separate Account No. 70 of AXA Equitable Life Insurance Company (the "Separate Account") is a separate account of AXA Equitable Life Insurance Company. AXA Equitable Life Insurance Company, a New York stock life insurance company, is a wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company").

              AXA owns 100% of the Holding Company's outstanding common stock. AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including AXA Equitable Life Insurance Company. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

              (a) The 2014 AXA Group Organization Chart, previously filed with this Registration Statement on Form N-4 (333-202147) on February 18, 2015.

              (b) The AXA Financial, Inc. - Subsidiary Organization Chart Q4-2014, previously filed with this Registration Statement on Form N-4 (333-202147) on February 18, 2015.

Item 27. Number of Contractowners

              There are no Qualified Contract owners and/or Non-Qualified Contract owners of contracts offered by the Registrant under this Registration Statement.

Item 28. Indemnification

         (a)  Indemnification of Directors and Officers

              The By-Laws of AXA Equitable Life Insurance Company ("AXA Equitable") provide, in Article VII, as follows:

              7.4  Indemnification of Directors, Officers and Employees.
                   (a) To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

                   (i) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate, is or was a director, officer or employee of the Company shall be indemnified by the Company;

                   (ii) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of he fact that he or she, or his or her testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

                   (iii)the related expenses of any such person in any of said categories may be advanced by the Company.

                         (b) To the extent permitted by the law of the State of New York, the Company may provide for further indemnification or advancement of expenses by resolution of shareholders of the Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss. 721-726; Insurance Law ss. 1216)

              The directors and officers of AXA Equitable are insured under policies issued by X.L. Insurance Company, Arch Insurance Company, Endurance Specialty Insurance Company, U.S. Specialty Insurance, ACE, Chubb Insurance Company, AXIS Insurance Company and Zurich Insurance Company. The annual limit on such policies is $105 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.

         (b)  Indemnification of Principal Underwriters

              To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, AXA Distributors, LLC and AXA Advisors, LLC have undertaken to indemnify each of its respective directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of AXA Distributors, LLC and AXA Advisors, LLC.

         (c)  Undertaking


Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

              (a) AXA Advisors, LLC, and AXA Distributors, LLC, both affiliates of AXA Equitable and MONY Life Insurance Company of America, are the principal underwriters for Separate Accounts 70, 49 and FP of AXA Equitable, EQ Advisors Trust and AXA Premier VIP Trust, and of MONY America Variable Account A, MONY America Variable Account K and MONY America Variable Account L. In addition, AXA Advisors is the principal underwriter for AXA Equitable's Separate Accounts 45, 301, A and I. The principal business address of AXA Advisors, LLC and AXA Distributors, LLC. is 1290 Avenue of the Americas, NY, NY 10104.

              (b) Set forth below is certain information regarding the directors and principal officers of AXA Advisors, LLC and AXA Distributors, LLC. The business address of the persons whose names are preceded by an asterisk is that of AXA Advisors, LLC or AXA Distributors, LLC, as applicable.

(i) AXA ADVISORS, LLC

NAME AND PRINCIPAL                 POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                   (AXA ADVISORS LLC)
----------------                   ------------------

*David Karr                        Director, Chairman of the Board and Chief
                                   Executive Officer

*Christine Nigro                   Director and Vice Chairman of the Board

*Frank Massa                       Director, President and Chief Operating
                                   Officer

*Nicholas B. Lane                  Director and Chief Retirement Savings
                                   Officer

*Lawrence Adkins, Jr.              Senior Vice President and Divisional
                                   President

*Susan LaVallee                    Senior Vice President

*George Papazicos                  Senior Vice President

*Maurya Keating                    Vice President, Chief Broker Dealer Counsel
                                   and Investment Advisor Chief Compliance
                                   Officer

*Mary Jean Bonadonna               Vice President and Broker-Dealer Compliance
                                   Officer

*Yun Zhang                         Vice President and Treasurer

*Gina Jones                        Vice President and Financial Crime Officer

*Page Pennell                      Vice President

*Philip Pescatore                  Chief Risk Officer

*Denise Tedeschi                   Assistant Vice President and Assistant
                                   Secretary

*Manish Agarwal                    Director

*Anders B. Malmstrom               Director

*James Mellin                      Chief Sales Officer

*Kevin Molloy                      Senior Vice President

*Sharon A. Ritchey                 Director

*Francesca Divone                  Secretary

(ii) AXA DISTRIBUTORS, LLC

NAME AND PRINCIPAL                 POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                   (AXA DISTRIBUTORS, LLC)
----------------                   ------------------

*Nicholas B. Lane                  Director, Chairman of the Board, President,
                                   Chief Executive Officer and Chief
                                   Retirement Savings Officer

*Michael P. McCarthy               Director, Senior Vice President, National
                                   Sales Manager

*Todd Solash                       Director and Senior Vice President

*Kevin Molloy                      Senior Vice President and Director

*Manish Agarwal                    Senior Vice President and Director

*Ori Ben-Yishai                    Senior Vice President

*Harvey T. Fladeland               Senior Vice President

*Nelida Garcia                     Senior Vice President

*Peter D. Golden                   Senior Vice President

*David Kahal                       Senior Vice President

*Kevin M. Kennedy                  Senior Vice President

*Windy Lawrence                    Senior Vice President

*Timothy P. O'Hara                 Senior Vice President

*Michael Schumacher                Senior Vice President

*Mark Teitelbaum                   Senior Vice President

*Nicholas Gismondi                 Vice President and Chief Financial Officer

*Nicholas D. Huth                  Vice President and General Counsel

*Gina Jones                        Vice President and Financial Crime Officer

*Yun Zhang                         Vice President and Treasurer

*Denise Tedeschi                   Assistant Vice President and Assistant
                                   Secretary

*Gregory Lashinsky                 Assistant Vice President - Financial
                                   Operations Principal

*Francesca Divone                  Secretary

              (c) The information under "Distribution of the Contracts" in the Prospectus and Statement of Additional Information forming a part of this Registration Statement is incorporated herein by reference.

Item 30. Location of Accounts and Records

         The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by AXA Equitable Life Insurance Company at 1290 Avenue of the Americas, New York, New York 10104, 135 West 50th Street, New York, NY 10020, and 500 Plaza Drive, Secaucus, NJ 07096. The policies files will be kept at Vantage Computer Systems, Inc., 301 W. 11th Street, Kansas City, MO, 64105.

Item 31. Management Services

         Not applicable.

Item 32. Undertakings

The Registrant hereby undertakes:

         (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the individual annuity contracts and certificates AXA Equitable offers under a group annuity contract (collectively, the "contracts") may be accepted;

         (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

         (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

              AXA Equitable represents that the fees and charges deducted under the contracts described in this Registration Statement, in the aggregate, in each case, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by AXA Equitable under the respective contracts.

                                  SIGNATURES

   As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf, in the City of New York, and State of New York on the 21st day of May, 2015.

                              SEPARATE ACCOUNT 70 OF
                              AXA EQUITABLE LIFE INSURANCE COMPANY
                              (Registrant)

                              By:  AXA Equitable Life Insurance Company
                                   (Depositor)

                              By:  /s/ Shane Daly
                                   ---------------------------------------------
                                   Shane Daly
                                   Vice President and Associate General Counsel
                                   AXA Equitable Life Insurance Company

                                  SIGNATURES

       As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has caused this Registration Statement to be signed on its behalf, by the undersigned, duly authorized, in the City and State of New York, on this 21st day of May, 2015.

                                         AXA EQUITABLE LIFE INSURANCE COMPANY
                                                      (Depositor)

                                         By:  /s/ Shane Daly
                                              ----------------------------------
                                              Shane Daly
                                              Vice President and Associate
                                              General Counsel

       As required by the Securities Act of 1933 and the Investment Company Act of 1940, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICER:

*Mark Pearson                  Chairman of the Board, Chief Executive Officer,
                               Director and President

PRINCIPAL FINANCIAL OFFICER:

*Anders B. Malmstrom           Senior Executive Director and
                               Chief Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

*Andrea M. Nitzan              Executive Director, Chief Accounting Officer
                               and Controller

*DIRECTORS:

Henri de Castries         Barbara Fallon-Walsh  Bertram Scott
Ramon de Oliveira         Peter S. Kraus        Lorie A. Slutsky
Denis Duverne             Mark Pearson          Richard C. Vaughan

*By:  /s/ Shane Daly
      --------------------------
      Shane Daly
      Attorney-in-Fact
      May 21, 2015

                                 EXHIBIT INDEX

EXHIBIT NO.                                                          TAG VALUE
-----------                                                          ---------

4(a)         Form of Data Pages-E Share (ICC14RC15DP-E)              EX-99.4a

9            Opinion and Consent of Counsel                          EX-99.9

10(a)        Consent of PricewaterhouseCoopers LLP                   EX-99.10a

10(b)        Powers of Attorney                                      EX-99.10b